Form 20-F
period 2020-12-31
Fusion Fuel Green PLC
filed 2021-05-14
CIK 1819794

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

Commission File Number 001-39789

FUSION FUEL GREEN PLC

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Ireland

(Jurisdiction of incorporation or organization)

10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland

(Address of principal executive offices)

Frederico Figueira de Chaves, Chief Financial Officer
10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
Tel: +353 1 920 1000

(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, $0.0001 par value per share	HTOO	The Nasdaq Stock Market LLC
Warrants to purchase Ordinary Shares	HTOOW	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of May 10, 2021, there were 10,933,772 Class A Ordinary Shares and 2,125,000 Class B Ordinary Shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

i

INTRODUCTION

On December 10, 2020, Fusion Fuel Green plc (“Parent,” “Fusion Fuel,” “we,” “us,” “our” and similar terms), a public limited company incorporated in Ireland, completed a business combination pursuant to that certain Amended and Restated Business Combination Agreement (“Business Combination Agreement”), which Parent entered into on August 25, 2020, with HL Acquisitions Corp., a British Virgin Islands business company (“HL”), Fusion Welcome – Fuel, S.A., a public limited company domiciled in Portugal, sociedade anónima (now known as Fusion Fuel Portugal, S.A., “Fusion Fuel Portugal”), Fusion Fuel Atlantic Limited, a British Virgin Islands business company and wholly-owned subsidiary of Parent (“Merger Sub”), and the shareholders of Fusion Fuel Portugal (“Fusion Fuel Shareholders”). Pursuant to the Business Combination Agreement, (i) Merger Sub merged with and into HL (the “Merger”), with HL being the surviving entity of the Merger and becoming a wholly-owned subsidiary of Parent, and (ii) Parent acquired all of the issued and outstanding shares of Fusion Fuel Portugal (the “Share Exchange,” and together with the Merger, the “Transactions”), resulting in Fusion Fuel Portugal and HL becoming wholly-owned subsidiaries of Parent and the securityholders of Fusion Fuel Portugal and HL becoming securityholders of Parent. Immediately following the closing of the Transactions, Parent consummated the closing of a series of subscription agreements with accredited investors (“PIPE Investors”) for the sale in a private placement of 2,450,000 Class A ordinary shares of Parent (“Class A Ordinary Shares”) at a price of $10.25 per share for gross proceeds to Parent of approximately $25.1 million (the “PIPE”).

Financial Statement Presentation

The historical financial statements presented in this Annual Report on Form 20-F (this “Annual Report”) were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are denominated in Euros (“EUR” or “€”).

Parent qualifies as a Foreign Private Issuer and prepares its financial statements in accordance with IFRS.

Exchange Rate Information

The translations from USD to EUR in this Annual Report were made at a rate of USD 1 to EUR 0.8149, which is the rate published by “Banco de Portugal” (Bank of Portugal) on December 31, 2020.

We make no representation that the EUR or USD amounts referenced in this Annual Report could have been or could be converted into EUR or USD, as the case may be, at any particular rate or at all. On April 30, 2021, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board was USD 1 to EUR 0.8313.

Summary of Risk Factors:

An investment in our securities involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

●	Parent has a limited operating history, and accordingly, you have limited financial information on which to evaluate Parent and Parent’s securities.

●	We may need additional capital in the future to meet our financial obligations and to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to meet our financial obligations and grow our business.

●	The hydrogen production industry is an emerging market and hydrogen production may not receive widespread market acceptance.

●	The economic benefits to our customers of our Hydrogen Generators over competitor products depend on the cost of electricity available from alternative sources including local electric utility companies, which cost structure is subject to change.

●	We currently face and will continue to face significant competition.

●	We will depend on a concentration of anchor customers for the majority of our revenues and the loss of any such customers could adversely affect our business, financial condition, results of operations and cash flows.

●	Our future success depends in part on our ability to increase our production capacity, and we may not be able to do so in a cost-effective manner and cannot guarantee that our production partners or suppliers ramp up in time.

●	The performance of our Hydrogen Generators may be affected by field conditions and other factors outside of our control, which could result in harm to our business and financial results.

●	Fusion Fuel’s products create a flammable fuel that is an inherently dangerous substance. If our Hydrogen Generators contain manufacturing defects, our business and financial results could be harmed.

●	If our estimates of the useful life for our Hydrogen Generators are inaccurate or we do not meet service and performance warranties and guaranties, or if we fail to accrue adequate warranty and guaranty reserves, our business and financial results could be harmed.

●	Any significant disruption in the operations at our manufacturing facilities or the manufacturing facilities of MagP Inovação, S.A. (“MagP”), an entity that is majority-owned by Fusion Welcome, S.A. (“Fusion Welcome”), one of our shareholders, could delay the production of our Hydrogen Generators, which would harm our business and results of operations.

●	The failure of our suppliers to continue to deliver necessary raw materials or other components of our Hydrogen Generators in a timely manner or at all, or our inability to obtain substitute sources of these components on a timely basis or on terms acceptable to us, could prevent us from delivering our products within required time frames, impair our ability to manufacture our products, could increase our costs of production and could cause installation delays, cancellations, penalty payments, and damage to our reputation.

●	We face supply chain competition, including competition from businesses in other industries, which could result in insufficient inventory and negatively affect our results of operations. Further, we, and some of our suppliers, obtain capital equipment used in our manufacturing process from sole suppliers and, if this equipment is damaged or otherwise unavailable, our ability to deliver our Hydrogen Generators on time will suffer.

●	Fusion Fuel Portugal’s business plan leverages Portugal’s Hydrogen Strategy and Portugal’s investment in an economy that utilizes hydrogen using renewable energy resulting in zero carbon emissions (which we refer to as “Green Hydrogen”). If there are any delays in the rollout of legislation or changes to Portugal’s Hydrogen Strategy, this could materially impact our business Further, any disruption to or elimination of Portugal’s Hydrogen Strategy and other strategic plans for hydrogen production in could reduce demand for our products, lead to a reduction in our revenues and adversely impact our operating results and liquidity.

●	We are subject to various environmental laws and regulations that could impose substantial costs upon us and cause delays in the delivery and installation of our Hydrogen Generators.

●	We may become subject to product liability claims which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

●	Our patent applications may not result in issued patents, and our issued patents may not provide adequate protection, either of which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours. Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly. In addition, some of our designs could be contested by other technology developers or patent holders which are unknown to us, potentially resulting in increased costs due to licensing agreements or legal costs associated with contesting any claims.

●	Fusion Fuel’s ability to generate revenues is substantially dependent upon it entering into satisfactory hydrogen purchase agreements with third parties.

●	If Fusion Fuel does not retain its senior management and key employees, or attract and retain additional talent, Parent may not be able to grow or achieve its business objectives.

●	Parent expects to experience foreign currency gains and losses. Fluctuations in currency exchange rates can adversely affect its profitability.

●	A transfer of Class A Ordinary Shares or Warrants, other than one effected by means of the transfer of book-entry interests in the Depositary Trust Company, may be subject to Irish stamp duty.

●	If the Class A Ordinary Shares or Warrants are not eligible for deposit and clearing within the facilities of DTC, then transactions in the Class A Ordinary Shares and/or Warrants may be disrupted.

●	An investment in the Class A Ordinary Shares may result in uncertain U.S. federal income tax consequences.

●	Attempted takeovers of Parent will be subject to the Irish Takeover Rules and will be under the supervisory jurisdiction of the Irish Takeover Panel.

●	Investors may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because Parent is formed under Irish law.

●	The ongoing coronavirus pandemic (“COVID-19”) may adversely affect Parent’s business, results of operations, and financial condition.

●	As a foreign private issuer, we are exempt from a number of rules under the Exchange Act, we are permitted to file less information with the SEC than domestic companies, and we will be permitted to follow home country practice in lieu of the listing requirements of Nasdaq, subject to certain exceptions. Accordingly, there may be less publicly available information concerning us than there is for issuers that are not foreign private issuers.

●	Parent is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Class A Ordinary Shares less attractive to investors.

●	Resales of our Class A Ordinary Shares or Warrants, or the perception that such resales might occur, may cause the market price of the Class A Ordinary Shares or Warrants to drop significantly, even if Fusion Fuel’s business is doing well.

●	A substantial number of our Class A Ordinary Shares may be issued upon the exercise of Warrants or the conversion of the Class B Ordinary Shares, which could adversely affect the price of our Class A Ordinary Shares.

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

●	We may issue additional Class A Ordinary Shares or other equity securities without seeking shareholder approval, which would dilute your ownership interests and may depress the market price of the Class A Ordinary Shares.

●	If the Class A Ordinary Shares or Warrants are de-listed from Nasdaq, we could face significant material adverse consequences.

●	The trading price of the Class A Ordinary Shares or Warrants may be volatile, and holders of the Class A Ordinary Shares or Warrants could incur substantial losses.

●	An active trading market of the Class A Ordinary Shares and Warrants may not be sustained and investors may not be able to resell their Class A Ordinary Shares and Warrants at or above the price for which they purchased such securities.

●	Because we currently do not have plans to pay cash dividends on the Class A Ordinary Shares, you may not receive any return on investment unless you sell your Class A Ordinary Shares for a price greater than that which you paid.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” and elsewhere in this Annual Report that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this Annual Report relate to, among other things:

●	our goals and growth strategies;

●	our future prospects and market acceptance of products and services;

●	our future business development, financial condition and results of operations;

●	changes in our revenue, costs or expenditures;

●	our expectations regarding the demand for, and market acceptance of, our products and services;

●	general economic and business conditions in the markets in which we operate;

●	growth and competition in the markets in which we operate;

●	relevant government policies and regulations relating to our business and industry;

●	the length and severity of the COVID-19 pandemic, including its impact on our business and on demand, project development, construction, operations, and maintenance, finance, and our global supply chains, actions that may be taken by governmental authorities to contain the outbreak or treat its impacts, and the ability of our customers, suppliers, vendors, and other counterparties to fulfill their contractual obligations to us; and

●	the assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from or worse than our expectations. You should read this Annual Report and the documents that we refer to in this Annual Report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this Annual Report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, after the date of this Annual Report or to reflect the occurrence of unanticipated events, except as otherwise required by the U.S. federal securities laws.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Historical Financial Data

Parent acts as a holding company for the Fusion Fuel business. Following and as a result of the Transactions, all of Parent’s business is conducted through Fusion Fuel Portugal and its subsidiaries. Parent’s balance sheet and income statement data for December 31, 2020 and the fiscal year then ended are derived from Parent’s audited financial statements, included elsewhere in this Annual Report. Fusion Fuel Portugal’s balance sheet and income statement data for December 31, 2019 and 2018 and the fiscal years then ended are derived from Fusion Fuel Portugal’s audited financial statements included elsewhere in this Annual Report. Parent qualifies as a Foreign Private Issuer and prepares its financial statements in accordance with IFRS.

The selected historical financial data below is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See Item 5 of this Annual Report, “Operating and Financial Review and Prospects,” and the financial statements and the accompanying notes thereto included under Item 18 of this Annual Report, “Financial Statements,” for further information about our financial results and condition.

Fusion Fuel Consolidated Selected Balance Sheet (€ 000’s)

Balance Sheet Data:	December 31, 2020
Cash and Cash Equivalents	€58,007
Tangible assets, in progress	€6
Other non-current assets	€2,203
Other current assets	€2,206
Current liabilities	€55,058
Total liabilities	€55,058
Total shareholders’ equity (deficit)	€7,364
Total liabilities and shareholders’ equity	€62,422

Fusion Fuel Consolidated Selected Statements of Operations (€ 000’s)

Statements of Operations:	Year Ended December 31, 2020	Year Ended December 31, 2019
Loss from operations	€(182,601)	€(2)
Net loss	€(183,130)	€(2)
Basic and diluted net loss per share	€(68.53)	€0
Weighted average number of ordinary shares	2,672,200	2,125,000

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the following risk factors and all of the information contained in this Annual Report, including but not limited to, the matters addressed in the section titled “Forward-Looking Statements,” and the financial information with respect to Parent before you decide whether to invest in our securities. The value of your investment will be subject to the significant risks affecting us and inherent in the Green Hydrogen industry and the Portuguese market. Any of the following risks could materially adversely affect our business, financial condition or results of operations. This could cause the trading price of the Class A Ordinary Shares and/or Warrants to decline, perhaps significantly, and you could lose all or a part of your investment. Additional risks and uncertainties not currently known to us or that we currently do not consider to be material may also materially and adversely affect our business, financial condition or results of operations.

Risks Relating to Our Business

We have identified a material weakness in our internal control over financial reporting as of December 31, 2020. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

In connection with our management’s annual evaluation of disclosure controls and procedures and the Company’s internal control over financial reporting, our management concluded that we have material weaknesses in our internal control over financial reporting primarily related to (i) clearly defined control processes, roles and segregation of duties and sufficient financial reporting and accounting personnel within our business processes to ensure appropriate financial reporting, and (ii) the design and operating effectiveness of IT general controls for information systems that are significant to the preparation of our consolidated financial statements. We are working to remediate these material weaknesses and other existing deficiencies. We have re-designed the key processes and included significant measures to develop an effective internal control over financial reporting. We are currently implementing these processes. In doing so, we have engaged the assistance of external advisors with expertise in these matters. Additionally, we have and continue to train our accounting and finance staff and hired financial reporting personnel, to develop and implement appropriate internal controls and reporting procedures. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects. Moreover, because of the inherent limitations of any control system, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis, or at all. If we are unable to provide reliable and timely financial reports in the future, our business and reputation may be further harmed. Failures in internal control may also cause us to fail to meet reporting obligations, negatively affect investor confidence in our management and the accuracy of our financial statements and disclosures, or result in adverse publicity and concerns from investors, any of which could have a negative effect on the price of our securities, subject us to regulatory investigations and penalties or shareholder litigation, and have a material adverse impact on our financial condition.

Parent and Fusion Fuel Portugal have a limited operating history. The condensed financial information included in this Annual Report may not be an indication of Parent’s future financial condition or results of operations, and accordingly, you have limited financial information on which to evaluate Parent and Parent’s securities.

Parent and Fusion Fuel Portugal have a limited operating history. The financial information contained in this Annual Report represents a year of limited company operations and should not be considered to be an indication of the results of future operations including, without limitation, future revenue or financial condition.

We may need additional capital in the future to meet our financial obligations and to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to meet our financial obligations and grow our business.

While our management anticipates that the funds that were made available from HL’s trust fund and the PIPE Investment following the completion of the Transactions will be sufficient to fund our operations for at least 18 to 24 months following the completion of the Transactions, we may need to raise additional capital to fund operations in the future or finance future acquisitions.

If we seek to raise additional capital in order to meet various objectives, including developing existing or future technologies and solutions, increasing working capital, acquiring new clients, expanding geographically and responding to competitive pressures, capital may not be available on favorable terms or may not be available at all. Lack of sufficient capital resources could significantly limit our ability to take advantage of business and strategic opportunities. Any additional capital raised through the sale of equity or debt securities with an equity component would dilute our current equity owners. If adequate additional funds are not available, we may be required to delay, reduce the scope of, or eliminate material part of our business strategy, including acquiring potential new clients or the continued development of new or existing technologies or solutions and geographic expansion.

The green hydrogen production industry is an emerging market and green hydrogen production may not receive widespread market acceptance.

The green hydrogen production industry is still relatively nascent in an otherwise mature and heavily regulated industry, and we cannot be sure that potential customers will accept hydrogen production broadly, or our Hydrogen Generator products specifically. Enterprises may be unwilling to adopt our solution over traditional or competing power sources for any number of reasons including the perception that our technology is unproven, a lack of confidence in our business model, the perceived unavailability of back-up service providers to operate and maintain the Hydrogen Generators, and lack of awareness of our product or the perception of regulatory or political headwinds. In addition, companies may take longer than expected to use green hydrogen over brown hydrogen due to potential price differentiation. Because this is an emerging industry, broad acceptance of our products and services is subject to a high level of uncertainty and risk. If the market develops more slowly than we anticipate, our business will be harmed.

Our limited operating history and our nascent industry make evaluating our business and future prospects difficult.

The Fusion Fuel Portugal team began its work in the renewable energy industry in 2008, and since such time we have been focused principally on research and development activities relating to concentrated solar power, part of which we have applied to our Hydrogen Generator technology. Fusion Fuel Portugal’s hydrogen project began in 2018. Although the hydrogen project is an extension of our historical business it comes with some different challenges, including the challenges described elsewhere in these “Risk Factors” which we may not have the experience or ability to successfully overcome. Furthermore, our Hydrogen Generator is a new type of product in the nascent hydrogen industry. Consequently, predicting our future revenue and appropriately budgeting for our expenses is difficult, and we have limited insight into trends that may emerge and affect our business. If actual results differ from our estimates or if we adjust our estimates in future periods, our operating results and financial position could be materially and adversely affected.

Fusion Fuel’s products involve a lengthy sales and installation cycle and if we fail to close sales on a regular and timely basis, our business could be harmed.

Fusion Fuel’s sales cycle is typically 12 to 18 months but can vary considerably. In order to make a sale, we must typically provide a significant level of education to prospective customers regarding the use and benefits of Fusion Fuel’s products and technology. The period between initial discussions with a potential customer and the eventual sale of even a single product typically depends on a number of factors, including the potential customer’s budget, required construction and production licenses, and the decision as to the type of financing it chooses to use as well as the arrangement of such financing. Prospective customers often undertake a significant evaluation process which may further extend the sales cycle. Once a customer makes a formal decision to purchase our product, the fulfilment of the sales order by us will require a substantial amount of time. We expect the time between the entry into a sales contract with a customer and the installation of our Hydrogen Generators to range from three to nine months or more. This lengthy sales and installation cycle is subject to a number of significant risks over which we have little or no control. Because of both the long sales and long installation cycles, we may expend significant resources without having certainty of generating a sale.

These lengthy sales and installation cycles increase the risk that an installation may be delayed and/or may not be completed. In some instances, a customer can cancel an order for a particular site prior to installation, and we may be unable to recover some or all of our costs in connection with design, permitting, installation and site preparations incurred prior to cancellation. Our operating expenses are based on anticipated sales levels, and many of our expenses are fixed. If we are unsuccessful in closing sales after expending significant resources or if we experience delays or cancellations, our business could be materially and adversely affected. Since we do not recognize revenue on the sales of our products until installation and acceptance, a small fluctuation in the timing of the completion of our sales transactions could cause operating results to vary materially from period to period.

We believe that part of the cancellation risk will be mitigated in the early years as the first projects will be developed for Fusion Fuel’s own business line, and Fusion Fuel will then operate the first Green Hydrogen plants.

The economic benefits to our customers of our Hydrogen Generators over competitor products depend on the cost of electricity available from alternative sources including local electric utility companies, which cost structure is subject to change.

We believe that a customer’s decision to purchase our Hydrogen Generators is significantly influenced by the price predictability of electricity generated by our Hydrogen Generators in comparison to the retail price and the future price outlook of electricity from the local utility grid and other energy sources. The economic benefit of our Hydrogen Generators to our customers includes, among other things, the benefit of reducing such customer’s payments to the local utility company. The rates at which electricity is available from a customer’s local electric utility company is subject to change and any changes in such rates may affect the relative benefits of our Hydrogen Generators. Even in markets where we are competitive today, rates for electricity could decrease and render our Hydrogen Generators uncompetitive. Several factors could lead to a reduction in the price or future price outlook for grid electricity, including the impact of energy conservation initiatives that reduce electricity consumption, construction of additional power generation plants (including nuclear, coal or natural gas) and technological developments by others in the electric power industry which could result in electricity being available at costs lower than those that can be achieved from our Hydrogen Generators. If the retail price of grid electricity decreases at a faster rate than we or our customers expect, it could reduce demand for our Hydrogen Generators and harm our business.

In some countries, the current low cost of grid electricity, even together with available subsidies, does not render our product economically attractive. If we are unable to reduce our costs to a level at which our Hydrogen Generators would be competitive in such markets, or if we are unable to generate demand for our Hydrogen Generators based on benefits other than electricity cost savings, such as reliability, resilience, or environmental benefits, our potential for growth may be limited in those markets.

We currently face and will continue to face significant competition.

Fusion Fuel operates in a highly competitive industry. We compete for customers, financing partners, and incentive dollars with other electric power providers and hydrogen solutions. Several of our primary competitors are diversified multinational companies with substantially larger operating staffs and greater capital resources. Further, many providers, such as traditional utilities and other companies offering distributed generation products, have longer operating histories, have customer incumbency advantages, have access to and influence with local and state governments, and have access to more capital resources than do we. These larger competitors’ greater resources could allow them to better withstand industry downturns and to compete more effectively on the basis of technology, geographic scope and retained skilled personnel. If these competitors substantially increase the resources they devote to developing and marketing competitive solutions and services, we may not be able to compete effectively. Similarly, consolidation among their competitors could enhance their product and service offerings and financial resources, further intensifying competition. Significant developments in alternative technologies, such as energy storage, wind, solar, or hydro power generation, or improvements in the efficiency or cost of traditional energy sources, including coal, oil, natural gas used in combustion, or nuclear power, may materially and adversely affect our business and prospects in ways we cannot anticipate. We may also face new competitors who are not currently in the market. If we fail to adapt to changing market conditions and to compete successfully with grid electricity or new competitors, our growth will be limited which would adversely affect our business results.

We will depend on a concentration of anchor customers for the majority of our revenues and the loss of any such customers could adversely affect our business, financial condition, results of operations and cash flows.

We intend to sell most of Fusion Fuel’s products to a range of customers that currently includes a few anchor customers, and, while we are continually seeking to expand our customer base, we expect this concentration of our customer base will continue for the next several years. Accordingly, our near-term success depends upon the continued purchases of our products by a small number of customers, and any fluctuation or decline in business with our major customers could have an adverse impact on our business, financial condition and results of operations. Our dependence on a small number of major customers may expose us to additional risks. For instance, a slowdown, delay or reduction in a customer’s orders could result in excess inventories or unexpected quarterly fluctuations in our operating results and liquidity. Our major customers may have significant purchasing leverage over us to require changes in sales terms including pricing, payment terms and product delivery schedules, which could adversely affect our business, financial condition, results of operations and cash flows. If one of our major customers delays payment of or is unable to pay their receivables, that could have a material adverse effect on our business, financial condition, results of operations and cash flows. While we believe that part of this cancellation risk will be mitigated in the early years as the first projects will be developed for Fusion Fuel’s own business line, and Fusion Fuel will then operate the first Green Hydrogen plants, we cannot assure you of that. If we are unable to build and maintain a broad customer base and build relationships with potential new customers, our business may be adversely affected.

Risks Relating to our Products and Manufacturing

Weakness in the economy, market trends and other conditions affecting the profitability and financial stability of our customers could negatively impact our sales growth and results of operations.

The demand for our products and services is sensitive to the production activity, capital spending and demand for products and services of our customers. Many of our potential customers operate in markets that are subject to cyclical fluctuations resulting from market uncertainty, trade and tariff policies, costs of goods sold, currency exchange rates, central bank interest rate changes, foreign competition, offshoring of production, oil and natural gas prices, geopolitical developments, labor shortages, inflation, deflation, and a variety of other factors beyond our control. Any of these factors could cause customers to idle or close facilities, delay purchases, reduce production levels, or experience reductions in the demand for their own products or services. Any of these events could also reduce the volume of products and services these customers purchase from us or impair the ability of our customers to make full and timely payments and could cause increased pressure on our selling prices and terms of sale. Accordingly, a significant or prolonged slowdown in activity in any major world economy, or a segment of any such economy, could negatively impact our sales growth and results of operations.

Our future success depends in part on our ability to increase our production capacity, and we may not be able to do so in a cost-effective manner and cannot guarantee that our production partners ramp up in time.

To the extent we are successful in growing our business, we may need to increase our production capacity. Our ability to plan, construct, and equip additional manufacturing facilities is subject to significant risks and uncertainties, including the following:

●	The expansion or construction of any manufacturing facilities will be subject to the risks inherent in the development and construction of new facilities, including risks of delays and cost overruns as a result of factors outside our control such as delays in government approvals, burdensome permitting conditions, and delays in the delivery of manufacturing equipment and subsystems that we manufacture or obtain from suppliers.

●	Adding manufacturing capacity in any international location will subject us to new laws and regulations including those pertaining to labor and employment, environmental and export import. In addition, it brings with it the risk of managing larger scale foreign operations.

●	We may be unable to achieve the production throughput necessary to achieve our target annualized production run rate at our current and future manufacturing facilities.

●	Manufacturing equipment may take longer and cost more to engineer and build than expected and may not operate as required to meet our production plans.

●	We may depend on third-party relationships in the development and operation of additional production capacity, which may subject us to the risk that such third parties do not fulfil their obligations to us under our arrangements with them.

●	We may be unable to attract or retain qualified personnel.

Initially, this risk will be partially mitigated because we will outsource all production functions to third parties. If any of our key suppliers are unable to expand their manufacturing facilities, we may be unable to further scale our business. Over the next three to five years, Fusion Fuel intends to establish its own assembly line(s) and production plant(s). If we are unable to do so, this could limit the ability of Fusion Fuel to scale its business. If the demand for our Hydrogen Generators or our production output decreases or does not rise as expected, we may not be able to spread a significant amount of our fixed costs over the production volume, resulting in a greater than expected per unit fixed cost, which would have a negative impact on our financial condition and our results of operations.

The performance of our Hydrogen Generators may be affected by field conditions and other factors outside of our control, which could result in harm to our business and financial results.

Field conditions, such as the natural elements and utility processes which vary by region and may be subject to seasonal fluctuations, are not always possible to predict until the Hydrogen Generator is in operation. Although we believe we have designed the Hydrogen Generators to successfully withstand the variety of field conditions we expect to encounter, as we move into new geographies and deploy new service configurations, we may encounter new and unanticipated field conditions. Adverse impacts on performance may require us to incur significant re-engineering costs or divert the attention of our engineering personnel from product development efforts. Furthermore, we may be unable to adequately address the impacts of factors outside of our control in a manner satisfactory to our customers. Any of these circumstances could significantly and adversely affect customer satisfaction, market acceptance, and our business reputation.

If our Hydrogen Generators contain manufacturing defects, our business and financial results could be harmed.

Our Hydrogen Generators are complex products and they may contain undetected or latent errors or defects. Changes in our supply chain or the failure of our suppliers to otherwise provide us with components or materials that meet our specifications could also introduce defects into our products. In addition, as we grow our manufacturing volume, the chance of manufacturing defects could increase. Any manufacturing defects or other failures of our Hydrogen Generators to perform as expected could cause us to incur significant re-engineering and replacement costs, divert the attention of our engineering personnel from product development efforts, and significantly and adversely affect customer satisfaction, market acceptance, and our business reputation. Given the fact that the electrolyzers only produce around 20 grams of Hydrogen each day and that they operate in an open area, there is little to no safety risk to employees or customers.

Furthermore, we may be unable to correct manufacturing defects or other failures of our Hydrogen Generators in a manner satisfactory to our customers, which could adversely affect customer satisfaction, market acceptance, and our business reputation.

Fusion Fuel’s products create a flammable fuel that is an inherently dangerous substance.

Our systems create hydrogen gas through electrolysis. While our products do not use this fuel in a combustion process, hydrogen gas is a flammable fuel that could leak and combust if ignited by another source. Further, any such accidents involving our products or other products using similar flammable fuels could materially suppress demand for, or heighten regulatory scrutiny of, our products.

The risk of product liability claims and associated adverse publicity is inherent in the development, manufacturing, marketing and sale of hydrogen, a flammable gas. Any liability for damages resulting from malfunctions or design defects could be substantial and could materially adversely affect our business, financial condition, results of operations and prospects. In addition, an actual or perceived problem with our products could adversely affect the market’s perception of our products resulting in a decline in demand for our products, which may materially and adversely affect our business, financial condition, results of operations and prospects.

Each green hydrogen production plant will consider purchasing an insurance policy to insure such project to mitigate this risk, but due to the nascent industry and market for these products, it is unknown what the financial burden might be of any such insurance policy, and we may determine that the costs of insuring for these risks make it impractical for us to obtain insurance. Accordingly, we cannot assure you that each plant will purchase insurance nor that any insurance coverage purchased will be adequate. Any uninsured occurrence of business disruption, litigation, natural disaster, or significant damages to our uninsured equipment or technology infrastructure could result in substantial costs and diversion of resources for us and could adversely affect our financial condition and results of operations.

Fusion Fuel’s purchase orders may not ship, be commissioned or installed, or convert to revenue.

Some of the orders we accept from customers may require certain conditions or contingencies to be satisfied, or may be cancelled, prior to shipment or prior to commissioning or installation, some of which are outside of our control. The time periods from receipt of an order to shipment date and installation vary widely and are determined by a number of factors, including the terms of the customer contract and the customer’s deployment plan. There may also be product redesign or modification requirements that must be satisfied prior to shipment of units under certain of our agreements. If the redesigns or modifications are not completed, some or all of our orders may not ship or convert to revenue. In certain cases, we may publicly disclose anticipated, pending orders with prospective customers; however, those prospective customers may require certain conditions or contingencies to be satisfied prior to entering into a purchase order with us, some of which are outside of our control. Such conditions or contingencies that may be required to be satisfied before we receive a purchase order may include, but are not limited to, successful product demonstrations or field trials. Converting orders into revenue may also depend upon our customers’ ability to obtain financing. Some conditions or contingencies that are out of our control may include, but are not limited to, government tax policy, government funding programs, and government incentive programs. Additionally, some conditions and contingencies may extend for several years. We may have to compensate customers, by either reimbursement, forfeiting portions of associated revenue, or other methods depending on the terms of the customer contract, based on the failure on any of these conditions or contingencies. While not probable, this could have an adverse impact on our revenue and cash flow.

If our estimates of the useful life for our Hydrogen Generators are inaccurate or we do not meet service and performance warranties and guaranties, or if we fail to accrue adequate warranty and guaranty reserves, our business and financial results could be harmed.

We provide performance warranties and guaranties covering the efficiency and output performance of our Hydrogen Generators for the first five years. Our pricing of these contracts and our reserves for warranty and replacement will be based upon our estimates of the useful life of our Hydrogen Generators and their components, including assumptions regarding improvements in power module life that may fail to materialize. Although there is a 12-year history on the solar tracking systems, the Direct Coupled Photo Electrochemical Hydrogen Generator (the “DC-PEHG”), which produces Green Hydrogen at one of the highest efficiency ratios and at the most competitive cost (€/Kg) in the Green Hydrogen industry, does not have a long history with a large number of field deployments, and our estimates may prove to be incorrect. Failure to meet these performance warranties and guaranty levels may require us to replace the Hydrogen Generators at our expense or refund their cost to the customer, or require us to make cash payments to the customer based on actual performance, as compared to expected performance, capped at a percentage of the relevant equipment purchase prices. We accrue for product warranty costs and recognize losses on service or performance warranties when required by IFRS based on our estimates of costs that may be incurred and based on historical experience. However, as we expect our customers to renew their maintenance service agreements each year, the total liability over time may be more than the accrual. Actual warranty expenses have in the past been below and may in the future be greater than we have assumed in our estimates, the accuracy of which may be hindered due to our limited history operating at our current scale.

Our business is subject to risks associated with construction, utility interconnection, cost overruns and delays, including those related to obtaining government permits and other contingencies that may arise in the course of completing installations.

Payments on the sales of our Hydrogen Generators are paid in instalments, including an up-front payment upon placing an order, a payment on delivery, and a final payment upon the installation and acceptance (except where a third party is responsible for installation). Therefore, our financial results may be impacted by the timeliness of the installation of our Hydrogen Generators or delivery of the units. Furthermore, in some cases, the installation of our Hydrogen Generators may be on a fixed price basis, which subjects us to the risk of cost overruns or other unforeseen expenses in the installation process.

The construction, installation, and operation of our Hydrogen Generators at a particular site is also generally subject to oversight and regulation in accordance with applicable laws and ordinances relating to building codes, safety, environmental protection, and related matters, and typically require various governmental approvals and permits, including environmental approvals and permits, that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal. It is difficult and costly to track the requirements of every individual authority having jurisdiction over our installations, to design our Hydrogen Generators to comply with these varying standards, and to obtain all applicable approvals and permits. We cannot predict whether or when all permits required for a given project will be granted or whether the conditions associated with the permits will be achievable. The denial of a permit or utility connection essential to a project or the imposition of impractical conditions would impair our ability to develop the project. In addition, we cannot predict whether the permitting process will be lengthened due to complexities and appeals. Delay in the review and permitting process for a project can impair or delay our and our customers’ abilities to develop that project or may increase the cost so substantially that the project is no longer attractive to us or our customers. Furthermore, unforeseen delays in the review and permitting process could delay the timing of the installation of our Hydrogen Generators and could therefore adversely affect the timing of the recognition of revenue related to the installation, which could harm our operating results in a particular period.

In addition, the completion of many of our installations depends on the availability of and timely connection to the natural gas grid and the local electric grid. In some jurisdictions, local utility companies or the municipality may deny our request for connection or may require us to reduce the size of certain projects. Any delays in our ability to connect with utilities, delays in the performance of installation-related services, or poor performance of installation-related services by our general contractors or sub-contractors will have a material adverse effect on our results and could cause operating results to vary materially from period to period.

Furthermore, at times we may rely on the ability of our third-party general contractors to install Hydrogen Generators at our customers’ sites and to meet our installation requirements. Our work with contractors or their sub-contractors may have the effect of us being required to comply with additional rules (including rules unique to our customers), working conditions, site remediation, and other union requirements, which can add costs and complexity to an installation project. The timeliness, thoroughness, and quality of the installation-related services performed by some of our general contractors and their sub-contractors in the past may not meet expectations or standards.

Any significant disruption in the operations at our or our partner’s manufacturing facilities could delay the production of our Hydrogen Generators, which would harm our business and results of operations.

We manufacture our Hydrogen Generators in a limited number of manufacturing facilities, and initially with one key partner, MagP, any of which could become unavailable either temporarily or permanently for any number of reasons, including equipment failure, material supply, financial difficulties, public health emergencies, catastrophic weather or geologic events, or if the relationship between us and MagP deteriorates. In the event of a significant disruption to our manufacturing process, we may not be able to easily shift production to other facilities or to make up for lost production, which could result in harm to our reputation, increased costs, and lower revenues for 2021. For 2022, the planned new Fusion Fuel production facility is expected to reduce our reliance on MagP, and, accordingly, would reduce the impact of any potential disruption at MagP’s plant.

Delays in or not completing our product development goals may adversely affect our revenue and profitability.

If we experience delays in meeting our development goals, our products exhibit technical defects, or if we are unable to meet cost reduction targets or performance goals, including power output, useful life and reliability, the profitable commercialization of our products will be delayed. In this event, potential purchasers of our products may choose alternative technologies and any delays could allow potential competitors to gain market advantages. We cannot assure that we will successfully meet our commercialization schedule in the future.

The failure of our suppliers to continue to deliver necessary raw materials or other components of our Hydrogen Generators in a timely manner or at all, or our inability to obtain substitute sources of these components on a timely basis or on terms acceptable to us, could prevent us from delivering our products within required time frames, impair our ability to manufacture our products, could increase our costs of production and could cause installation delays, cancellations, penalty payments, and damage to our reputation.

We rely on a limited number of third-party suppliers for some of the raw materials and components for our Hydrogen Generators, including components that may be of limited supply or require customized manufacturing specifications. If our suppliers provide insufficient inventory at the level of quality required to meet customer demand or if our suppliers are unable or unwilling to provide us with the contracted quantities (as we have limited or in some case no alternatives for supply), our results of operations could be materially and negatively impacted. If we fail to develop or maintain our relationships with our suppliers, or if there is otherwise a shortage or lack of availability of any required raw materials or components, we may be unable to manufacture our Hydrogen Generators or our Hydrogen Generators may be available only at a higher cost or after a long delay. Such delays could prevent us from delivering our Hydrogen Generators to our customers within required time frames and cause order cancellations. We have had to create our own supply chain for some of the components and materials utilized in our fuel cells. We have made significant expenditures in the past to develop our supply chain. In many cases, we entered into contractual relationships with suppliers to jointly develop the components we needed. These activities are time and capital intensive. Accordingly, the number of suppliers we have for some of our components and materials is limited and, in some cases, sole sourced. Some of our suppliers use proprietary processes to manufacture components. We may be unable to obtain comparable components from alternative suppliers without considerable delay, expense, or at all, as replacing these suppliers could require us either to make significant investments to bring the capability in-house or to invest in a new supply chain partner. Some of our suppliers are smaller, private companies, heavily dependent on us as a customer. If our suppliers face difficulties obtaining the credit or capital necessary to expand their operations when needed, they could be unable to supply necessary raw materials and components needed to support our planned sales and services operations, which would negatively impact our sales volumes and cash flows.

Moreover, we may experience unanticipated disruptions and/or price increases to operations or other difficulties with our supply chain or internalized supply processes due to exchange rate fluctuations, volatility in regional markets from where materials are obtained, changes in the general macroeconomic outlook, global trade disputes, political instability, expropriation or nationalization of property, public health emergencies such as the COVID-19 pandemic, civil strife, strikes, insurrections, acts of terrorism, acts of war, or natural disasters. The failure by us to obtain raw materials or components in a timely manner or to obtain raw materials or components that meet our quantity and cost requirements could impair our ability to manufacture our Hydrogen Generators or increase their costs or service costs of our existing portfolio of Hydrogen Generators under maintenance services agreements. If we cannot obtain substitute materials or components on a timely basis or on acceptable terms, we could be prevented from delivering our Hydrogen Generators to our customers within required time frames, which could result in sales and installation delays, cancellations, penalty payments, or damage to our reputation, any of which could have a material adverse effect on our business and results of operations. In addition, we rely on our suppliers to meet quality standards, and the failure of our suppliers to meet or exceed those quality standards could cause delays in the delivery of our products, cause unanticipated servicing costs, and cause damage to our reputation.

Our ability to develop new products and enter into new markets could be negatively impacted if we are unable to identify suppliers to deliver new materials and components on a timely basis.

We continue to develop products for new markets and, as we move into those markets, must qualify new suppliers to manufacture and deliver the necessary components required to build and install those new products. Identifying new manufacturing partners is a lengthy process and is subject to significant risks and uncertainties. If we are unable to identify reliable manufacturing partners in a new market, our ability to expand our business could be limited and our financial conditions and results of operations could be harmed.

We face supply chain competition, including competition from businesses in other industries, which could result in insufficient inventory and negatively affect our results of operations.

Certain of our suppliers also supply parts and materials to other businesses including businesses engaged in the production of consumer electronics, satellite components and other industries unrelated to fuel cells. As a relatively low-volume purchaser of certain of these parts and materials, we may be unable to procure a sufficient supply of the items in the event that our suppliers fail to produce sufficient quantities to satisfy the demands of all of their customers, which could materially harm our financial condition and our results of operations.

We, and some of our suppliers, obtain capital equipment used in our manufacturing process from sole suppliers and, if this equipment is damaged or otherwise unavailable, our ability to deliver our Hydrogen Generators on time will suffer.

Some of the capital equipment used to manufacture our products and some of the capital equipment used by our suppliers have been developed and made specifically for us, are not readily available from multiple vendors, and would be difficult to repair or replace if they did not function properly. If any of these suppliers were to experience financial difficulties or go out of business or if there were any damage to or a breakdown of our manufacturing equipment and we could not obtain replacement equipment in a timely manner, our business would suffer. In addition, a supplier’s failure to supply this equipment in a timely manner with adequate quality and on terms acceptable to us could disrupt our production schedule or increase our costs of production and service.

Possible new tariffs could have a material adverse effect on our business.

Our business is dependent on the availability of raw materials and components for our Hydrogen Generators, particularly electrical components common in the semiconductor industry, specialty steel products and processing and raw materials. Tariffs or other trade protection measures which are proposed or threatened, and the potential escalation of a trade war and retaliation measures could have a material adverse effect on our business, results of operations and financial condition.

To the extent practicable, given the limitations in supply chain previously discussed, although we currently maintain alternative sources for materials, our business is subject to the risk of price fluctuations and periodic delays in the delivery of certain materials, which tariffs may exacerbate. Disruptions in the supply of raw materials and components could temporarily impair our ability to manufacture our Hydrogen Generators for our customers or require us to pay higher prices in order to obtain these raw materials or components from other sources, which could affect our business and our results of operations.

Fusion Fuel Portugal’s business plan leverages Portugal’s Hydrogen Strategy and Portugal’s investment in a Green Hydrogen economy. If there are any delays in the rollout of legislation or changes to Portugal’s Hydrogen Strategy, this could materially impact our business.

Fusion Fuel Portugal has its principal offices in Portugal, and all of its initial projects are located in Portugal and other jurisdictions in Southern Europe. All of our projects in Portugal will be impacted by the Portuguese laws governing the energy sector generally and the use of hydrogen specifically (including whether as a gas or fuel, and as pertains to production, storage, transportation, safety, and taxation). Delays in the rollout of legislation or changes to any existing legislation could have a material financial impact on Fusion Fuel Portugal and could cause delays to on-going projects and negotiations. Furthermore, economic difficulties or political changes in Portugal and other portions of Southern Europe could alter these governments’ intentions with respect to projects to which they have not yet formally committed. These same issues could have an impact in any new market into which we enter.

Any disruption to or elimination of Portugal’s Hydrogen Strategy and other strategic plans for hydrogen production in could reduce demand for our products, lead to a reduction in our revenues and adversely impact our operating results and liquidity.

We believe that the demand of our hydrogen energy technologies is impacted by Portugal’s Hydrogen Strategy and other strategic plans for hydrogen production that are emerging in Europe and around the world. These plans could be reduced or discontinued for other reasons, and the reduction, elimination, or expiration of these plans may result in the diminished economic competitiveness of our products to our customers and could materially and adversely affect the growth of alternative energy technologies, including our products, as well as our future operating results and liquidity.

Our business may become subject to increased government regulation.

Our products are subject to laws and regulations, including, for example, state and local ordinances relating to building codes, public safety, electrical and gas pipeline connections, hydrogen transportation and siting and related matters. In certain jurisdictions, these regulatory requirements may be more stringent than in other jurisdictions. Further, as products are introduced into the market commercially, governments may impose new regulations. We do not know the extent to which any such regulations may impact our ability to manufacture, distribute, install and service our products. Any regulation of our products in any of the jurisdictions in which we intend to operate, including any regulations relating to the production, operation, installation, and servicing of our products may increase our costs and the price of our products, and noncompliance with applicable laws and regulations could subject us to investigations, sanctions, enforcement actions, fines, damages, civil and criminal penalties or injunctions. If any governmental sanctions are imposed, our business, operating results, and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results and financial condition.

Risks Relating to Legal Matters and Regulations

We are subject to various environmental laws and regulations that could impose substantial costs upon us and cause delays in the delivery and installation of our Hydrogen Generators.

We are subject environmental laws and regulations as well as environmental laws in each jurisdiction in which we operate. Environmental laws and regulations can be complex and may often change. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines, and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties or third-party damages. In addition, ensuring we are in compliance with applicable environmental laws requires significant time and management resources and could cause delays in our ability to build out, equip and operate our facilities as well as service our fleet, which would adversely impact our business, our prospects, our financial condition, and our operating results. If contamination is discovered in the future at properties formerly owned or operated by us or currently owned or operated by us, or properties to which hazardous substances were sent by us, it could result in our liability under environmental laws and regulations. Many of our customers who purchase our Hydrogen Generators have high sustainability standards, and any environmental noncompliance by us could harm our reputation and impact a current or potential customer’s buying decision. Additionally, in many cases we contractually commit to performing all necessary installation work on a fixed-price basis, and unanticipated costs associated with environmental remediation and/or compliance expenses may cause the cost of performing such work to exceed our revenue. The costs of complying with environmental laws, regulations, and customer requirements, and any claims concerning noncompliance or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or our operating results.

The installation and operation of our Hydrogen Generators are subject to environmental laws and regulations in various jurisdictions, and there is uncertainty with respect to the interpretation of certain environmental laws and regulations to our Hydrogen Generators, especially as these regulations evolve over time.

We are committed to compliance with applicable environmental laws and regulations including health and safety standards, and we continually review the operation of our Hydrogen Generators for health, safety, and environmental compliance. Maintaining compliance with laws and regulations can be challenging given the changing patchwork of environmental laws and regulations that prevail at the federal, state, regional, and local level. Most existing environmental laws and regulations preceded the introduction of our innovative fuel cell technology and were adopted to apply to technologies existing at the time (i.e., large coal, oil, or gas-fired power plants). Currently, there is generally little guidance from these agencies on how certain environmental laws and regulations may or may not be applied to our technology. Furthermore, we have not yet determined whether our Hydrogen Generators will satisfy regulatory requirements in locations in which we do not currently sell Hydrogen Generators but may pursue in the future. While we have determined that our Hydrogen Generators do not present any significant health hazard, based on our modelling, testing methodology, and measurements, we cannot assure you that regulators or governments in the regions where we sell and intend to sell Hydrogen Generators will reach the same conclusions. We may not be able to adapt to changing laws and regulations, or changing interpretations of existing laws and regulations. Any such failure could materially and adversely affect our business, results of operations, and financial condition.

We may become subject to product liability claims which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may in the future become subject to product liability claims. Our Hydrogen Generators produce flammable gases and therefore must operate in accordance with the required safety standards and rules applicable in each jurisdiction. These claims could require us to incur significant costs to defend. Furthermore, any successful product liability claim could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our Company and our Hydrogen Generators, which could harm our brand, our business prospects, and our operating results.

Future litigation or administrative proceedings could have a material adverse effect on our business, our financial condition and our results of operations.

From time to time, we may be involved in legal proceedings, administrative proceedings, claims, and other litigation that could arise in the ordinary course of business. We may incur costs and expenses in connection with defending ourselves or in connection with the payment of any settlement or judgment or compliance with any ruling in connection therewith. The expense of defending litigation may be significant. The amount of time to resolve lawsuits is unpredictable and defending ourselves may divert management’s attention from the day to day operations of our business, which could adversely affect our business, financial condition, results of operations and cash flows. Unfavorable outcomes or developments relating to proceedings to which we are a party or transactions involving our products such as judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, our financial condition, and our results of operations. In addition, settlement of claims could adversely affect our financial condition and our results of operations.

In addition, since our Hydrogen Generator is a new type of product in a nascent market, we may in the future need to seek the amendment of existing regulations, or in some cases the development of new regulations, in order to operate our business in some jurisdictions. Such regulatory processes may require public hearings concerning our business, which could expose us to subsequent litigation.

Changes in tax laws or regulations or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

We will be subject to income taxes in various jurisdictions. Given that the Fusion Fuel’s owned plants have a life span of 25 years a number of factors may adversely affect our future effective tax rates, such as the jurisdictions in which our profits are determined to be earned and taxed; changes in the valuation of our deferred tax assets and liabilities; adjustments to estimated taxes upon finalization of various tax returns; changes in available tax credits, grants and other incentives; changes in stock-based compensation expense; the availability of loss or credit carryforwards to offset taxable income; changes in tax laws, regulations, accounting principles or interpretations thereof; or examinations by jurisdictions that disagree with interpretations of tax rules and regulations in regard to positions taken on tax filings. A change in our effective tax rate due to any of these factors may adversely affect our future results from operations.

In addition, as our business grows, we are required to comply with increasingly complex taxation rules and practices. We will be subject to tax in multiple jurisdictions as we expand internationally. The development of our tax strategies requires additional expertise and may impact how we conduct our business. If our tax strategies are ineffective or we are not in compliance with domestic and international tax laws, our financial position, operating results and cash flows could be adversely affected.

Risks Relating to our Intellectual Property

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

Our ability to compete effectively will depend, in part, on our ability to protect our proprietary technologies and processes. Although we have taken many protective measures to protect our trade secrets including agreements, limited access, segregation of knowledge, password protections, and other measures, policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Such litigation may result in our intellectual property rights being challenged, limited in scope, or declared invalid or unenforceable. We cannot be certain that the outcome of any litigation will be in our favor, and an adverse determination in any such litigation could impair our intellectual property rights, our business, our prospects, and our reputation.

We rely primarily on patent, trade secret, and non-disclosure, confidentiality, and other types of contractual restrictions to establish, maintain, and enforce our intellectual property and proprietary rights. However, our rights under these laws and agreements afford us only limited protection and the actions we take to establish, maintain, and enforce our intellectual property rights may not be adequate. For example, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, or misappropriated or our intellectual property rights may not be sufficient to provide us with a competitive advantage, any of which could have a material adverse effect on our business, financial condition, or operating results. In addition, the laws of some countries do not protect proprietary rights as fully as do the laws of the United States or countries across Europe. As a result, we may not be able to protect our proprietary rights adequately abroad.

Our patent applications may not result in issued patents, and our issued patents may not provide adequate protection, either of which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford protection against a competitor. The status of patents involves complex legal and factual questions, and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued or that our patents and any patents that may be issued to us in the future will afford protection against competitors with similar technology. In the case of patents to be issued, we do not know that the claims allowed will be sufficiently broad to protect our technology or processes. Even if all of our patent applications are issued and are sufficiently broad, our patents may be challenged or invalidated. We could incur substantial costs in prosecuting or defending patent infringement suits or otherwise protecting our intellectual property rights. Furthermore, even if these patent applications are accepted and the associated patents issued, some foreign countries provide significantly less effective patent enforcement than in the United States or countries across Europe.

In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, our prospects, and our operating results.

We may need to defend ourselves against claims that we infringed, misappropriated, or otherwise violated the intellectual property rights of others, which may be time-consuming and would cause us to incur substantial costs.

The tools, techniques, methodologies, processes, programs and components that we intend to use to provide our solutions may infringe upon the intellectual property rights of others. Companies, organizations, or individuals, including our competitors, may hold or obtain patents or other proprietary rights that they may in the future believe are infringed by our products or services. Although we are not currently subject to any claims related to intellectual property, these companies holding patents or other intellectual property rights allegedly relating to our technologies could, in the future, make claims or bring suits alleging infringement, misappropriation, or other violations of such rights, or otherwise assert their rights and by seeking licenses or injunctions. Infringement claims generally result in significant legal and other costs and may distract our management from running our core business. We also generally indemnify our customers against claims that the products we supply infringe, misappropriate, or otherwise violate third party intellectual property rights, and we therefore may be required to defend our customers against such claims. If a claim is successfully brought in the future and we or our products are determined to have infringed, misappropriated, or otherwise violated a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease selling or using our products that incorporate the challenged intellectual property;

●	pay substantial damages (including treble damages and attorneys’ fees if our infringement is determined to be willful);

●	obtain a license from the holder of the intellectual property right, which may not be available on reasonable terms or at all; or

●	redesign our products or means of production, which may not be possible or cost-effective.

Any of the foregoing could adversely affect our business, prospects, operating results, and financial condition. In addition, any litigation or claims, whether or not valid, could harm our reputation, result in substantial costs and divert resources and management attention. We may need to pursue lawsuits or legal action in the future to enforce our intellectual property rights, to protect our trade secrets, and to determine the validity and scope of the proprietary rights of others. If third parties prepare and file applications for trademarks used or registered by us, we may oppose those applications and be required to participate in proceedings to determine the priority of rights to the trademark. Similarly, competitors may have filed applications for patents, may have received patents and may obtain additional patents and proprietary rights relating to products or technology that block or compete with ours. We may have to participate in interference proceedings to determine the priority of invention and the right to a patent for the technology. Litigation and interference proceedings, even if they are successful, are expensive to pursue and time consuming, and we could use a substantial amount of our management and financial resources in either case.

Confidentiality agreements to which we are party may be breached, and we may not have adequate remedies for any breach. Our trade secrets may also be known without breach of such agreements or may be independently developed by competitors. Our inability to maintain the proprietary nature of our technology and processes could allow our competitors to limit or eliminate any competitive advantages we may have.

Risks Relating to our Financial Condition and Operating Results

Our financial condition and results of operations and other key metrics are likely to fluctuate on a quarterly basis in future periods, which could cause our results for a particular period to fall below expectations, resulting in a severe decline in the price of the Class A Ordinary Shares and Warrants.

Our financial condition and results of operations and other key metrics may fluctuate due to a variety of factors, many of which are beyond our control. For example, the amount of product revenue we will recognize in a given period is materially dependent on the volume of installations of our Hydrogen Generators in that period and the type of financing used by the customer.

In addition to the other risks described herein, the following factors could also cause our financial condition and results of operations to fluctuate on a quarterly basis:

●	the timing of installations, which may depend on many factors such as availability of inventory, product quality or performance issues, or local permitting requirements, utility requirements, environmental, health, and safety requirements, weather, and customer facility construction schedules;

●	size of particular installations and number of sites involved in any particular quarter;

●	the mix in the type of purchase or financing options used by customers in a period, the geographical mix of customer sales, and the rates of return required by financing parties in such period;

●	whether we are able to structure our sales agreements in a manner that would allow for the product and installation revenue to be recognized upfront at acceptance;

●	delays or cancellations of Hydrogen Generator installations;

●	fluctuations in our service costs, particularly due to unexpected costs of servicing and maintaining Hydrogen Generators;

●	weaker than anticipated demand for our Hydrogen Generators due to changes in government incentives and policies or due to other conditions;

●	fluctuations in our research and development expense, including periodic increases associated with the pre-production qualification of additional tools as we expand our production capacity;

●	interruptions in our supply chain;

●	the length of the sales and installation cycle for a particular customer;

●	the timing and level of additional purchases by existing customers;

●	unanticipated expenses or installation delays associated with changes in governmental regulations, permitting requirements by local authorities at particular sites, utility requirements and environmental, health, and safety requirements;

●	disruptions in our sales, production, service or other business activities resulting from disagreements with our labor force or our inability to attract and retain qualified personnel; and

●	unanticipated changes in federal, state, local, or foreign government incentive programs available for us, our customers, and tax equity financing parties.

●	the ability of counterparties to Hydrogen Power Purchase Agreements (“PPAs”) to fulfil their purchase contracts and payment plans and timely pay invoices as they become due.

Fluctuations in our operating results and cash flow could, among other things, give rise to short-term liquidity issues. In addition, our revenue, key operating metrics, and other operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of the Class A Ordinary Shares or Warrants.

If we fail to manage our growth effectively, our business and operating results may suffer.

Our current growth and future growth plans may make it difficult for us to efficiently operate our business, challenging us to effectively manage our capital expenditures and control our costs while we expand our operations to increase our revenue. If we experience a significant growth in orders without improvements in automation and efficiency, we may need additional manufacturing capacity and we and some of our suppliers may need additional and capital intensive equipment. Any growth in manufacturing must include a scaling of quality control as the increase in production increases the possible impact of manufacturing defects. In addition, any growth in the volume of sales of our Hydrogen Generators may outpace our ability to engage sufficient and experienced personnel to manage the higher number of installations and to engage contractors to complete installations on a timely basis and in accordance with our expectations and standards. Any failure to manage our growth effectively could materially and adversely affect our business, our prospects, our operating results, and our financial condition. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully.

The accounting treatment related to our revenue-generating transactions is complex, and if we are unable to attract and retain highly qualified accounting personnel to evaluate the accounting implications of our complex or non-routine transactions, our ability to accurately report our financial results may be harmed.

Our revenue-generating transactions include traditional leases, Managed Services Agreements, and PPA transactions, all of which are accounted for differently in our financial statements. Many of the accounting rules related to our financing transactions are complex and require experienced and highly skilled personnel to review and interpret the proper accounting treatment with respect thereto. If we are unable to recruit and retain personnel with the required level of expertise to evaluate and accurately classify our revenue-producing transactions, our ability to accurately report our financial results may be harmed.

Changes in or new interpretations of tax law and currency/repatriation controls could impact the determination of our income tax liabilities for a tax year.

We are subject to the jurisdiction of taxing authorities in all countries in which we operate. The income earned in these various jurisdictions may be taxed on differing bases, including net income actually earned, net income deemed earned, and revenue-based tax withholding. The final determination of our income tax liabilities involves the interpretation of local tax laws, tax treaties and related authorities in each jurisdiction, as well as the significant use of estimates and assumptions regarding the scope of future operations and results achieved and the timing and nature of income earned and expenditures incurred. Changes in the operating environment, including changes in or new interpretations of tax law and currency/repatriation controls, could impact the determination of our income tax liabilities for the tax year.

Parent expects to experience foreign currency gains and losses. Fluctuations in currency exchange rates can adversely affect its profitability.

Parent expects to incur foreign currency transaction gains and losses, primarily related to foreign currency exposures that may arise from its financial reporting in euros and holding the majority of its liquid assets in U.S. dollars from the funds distributed to Parent from HL’s trust account upon the closing of the Transactions. Parent does not enter into or trade financial instruments, including derivative financial instruments, for any purpose. Parent maintains the majority of its cash in U.S. dollars.

A sizeable portion of Parent’s expected consolidated revenue and consolidated operating expenses is in foreign currencies. As a result, Parent will be subject to potential limitations that might be imposed on its ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries.

Risks Relating to our Operations

If Fusion Fuel is unable to attract and retain key employees and hire qualified management, technical, engineering, and sales personnel, our ability to compete and successfully grow our business could be harmed.

We believe that our success and our ability to reach our strategic objectives are highly dependent on the contributions of our key management, technical, engineering, and sales personnel. The loss of members of Fusion Fuel’s senior management team and other key employees, whether voluntarily or involuntarily, could significantly limit Fusion Fuel’s ability to achieve its strategic objectives by delaying the development and introduction of its products and services and negatively impact our business, prospects, and operating results. None of Fusion Fuel’s key employees is bound by an employment agreement for any specific term. Our future success also depends on Fusion Fuel’s ability to attract, retain and motivate highly skilled employees, particularly employees with electrical and/or mechanical engineering skills or gas management specialties that would enable Fusion Fuel to effectively deliver its green hydrogen solutions to its clients on time and on budget, as well as client relationship managers with relevant regional and international experience. Competition for these executives in Fusion Fuel’s industry is intense and Fusion Fuel may experience difficulty in recruiting and retaining such individuals. Many of the companies with which Fusion Fuel competes for experienced executives and key personnel also have greater resources than it has. As a result, Fusion Fuel may be unable to attract or retain the green energy industry professionals that are critical to its success, resulting in harm to its key client relationships, loss of key information, expertise or know-how and unanticipated recruitment and retaining costs. Additionally, our ability to achieve revenue growth in the future will depend, in part, on Fusion Fuel’s success in recruiting and retaining client development executives. Such executives may require significant on-boarding time and effort in order to achieve full productivity which may impair business and revenue growth. Additionally, the loss of the services of Fusion Fuel’s senior management could make it more difficult to successfully operate its business and pursue Fusion Fuel’s business goals. In addition, we do not have “key person” life insurance policies covering any of Fusion Fuel’s officers or other key employees.

A breach or failure of our networks or computer or data management systems could damage our operations and our reputation.

Our business is dependent on the security and efficacy of our networks and computer and data management systems. For example, all of our Hydrogen Generators are connected to and controlled and monitored by our centralized remote monitoring service, and we rely on our internal computer networks for many of the systems we use to operate our business generally. Although we take protective measures and endeavor to modify them as circumstances warrant, the security of our infrastructure, including the network that connects our Hydrogen Generators to our remote monitoring service, may be vulnerable to breaches, unauthorized access, misuse, computer viruses, or other malicious code and cyber-attacks that could have a material adverse impact on our business and our Hydrogen Generators in the field. A breach or failure of our networks or computer or data management systems due to intentional actions such as cyber-attacks, negligence, or other reasons could seriously disrupt our operations or could affect our ability to control or to assess the performance in the field of our Hydrogen Generators and could result in disruption to our business and potentially legal liability. In addition, if certain of our IT systems failed, our production line might be affected, which could impact our business and operating results. These events, in addition to impacting our financial results, could result in significant costs or reputational consequences.

Parent is a holding company. Its sole material assets are its equity interest in Fusion Fuel Portugal and its other direct and indirect subsidiaries and it is accordingly dependent upon distributions from them to pay taxes and cover its corporate and other overhead expenses.

We are a holding company and will have no material assets other than our equity interest in Fusion Fuel Portugal and our other direct and indirect subsidiaries. We have no independent means of generating revenue. To the extent that we need funds and a subsidiary is restricted from making such distributions or payment under applicable law or regulation or under the terms of any financing arrangements due to restrictive covenants or otherwise, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

Fusion Fuel’s ability to generate revenues is substantially dependent upon it entering into satisfactory hydrogen purchase agreements with third parties.

Fusion Fuel plans to own and operate some of the hydrogen farms it develops and will require a hydrogen off-taker (a buyer) to purchase the Green Hydrogen produced as an output over the first 10-15 years of the hydrogen projects developed. However, Fusion Fuel has not yet entered into, and may never be able to enter into, satisfactory commercial arrangements with third parties for its green hydrogen solutions. Because Fusion Fuel’s business plan is substantially dependent on it entering into hydrogen purchase agreements with third parties, if Fusion Fuel is unable to enter into such agreements, its results of operations and financial condition would suffer.

Fusion Fuel’s activities are subject to a number of development risks, operational hazards, regulatory approvals and other risks which may not be fully covered by insurance, and which could cause cost overruns and delays that could have a material adverse effect on its business, results of operations, financial condition, liquidity and prospects.

Siting, development and delivery of Fusion Fuel’s green hydrogen solution will be subject to the risks of delay or cost overruns inherent in any industrial development project resulting from numerous factors, including, but not limited to, the following:

●	Difficulties or delays in obtaining, or failure to obtain, sufficient debt or equity financing on reasonable terms;

●	Failure to obtain all necessary government and third-party permits, approvals and licenses for the construction and operation of any of the proposed facilities;

●	Failure to secure land plots and offshore sites required for the siting and construction of any of the proposed facilities;

●	Failure to enter into power purchase agreements with clients that generate sufficient revenue to support the financing and operation of the project;

●	Difficulties in engaging qualified contractors necessary to the construction of the contemplated project;

●	Shortages of equipment, material or skilled labor;

●	Natural disasters and catastrophes, such as hurricanes, explosions, fires, floods, industrial accidents, hostile military action and terrorism;

●	Unscheduled delays in the delivery of ordered materials;

●	Work stoppages, industrial and labor disputes;

●	Competition with other domestic and international hydrocarbon fuel suppliers and alternative energy providers;

●	Political and regulatory change in the countries in which Parent or any subsidiary of Parent operates;

●	Unanticipated changes in domestic and international marked demand for and supply of green hydrogen, which will depend in part on supplies of and prices for alternative energy sources, coal, natural gas, LNG, crude oil and diesel, and the discovery of new sources of natural resources; and

●	Adverse general economic conditions.

Delays beyond the estimated development periods, as well as cost overruns, could increase the cost of completion beyond the amounts that are currently estimated, which could require Parent to obtain additional sources of financing to fund the activities until the proposed project operational (which could cause further delays). The need for more financing may also make the project uneconomic. Delays could also trigger penalties or termination of our agreements with third parties, cause a delay in receipt of revenues projected from the Project or cause a loss of one or more clients. As a result, any significant delay, whatever the cause, could have a material adverse effect on Parent’s business, results of operations, financial condition, liquidity and prospects.

Our business is subject to the risks of earthquakes, fires, floods, tsunamis, pandemics, and other natural catastrophic events and to interruption by man-made problems such as technogenic catastrophic events, computer viruses or terrorism.

Fusion Fuel’s facilities and operations are vulnerable to damage or interruption from earthquakes, fires, floods, pandemics, power losses, natural gas explosions, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events. For example, a significant natural disaster, such as a hurricane, earthquake, tsunami or flood, could have a material adverse effect on our business, results of operations and financial conditions, and our insurance coverage may be insufficient to compensate us for losses that may occur. In addition, acts of terrorism, which may be targeted at power stations as crucial elements of a country’s infrastructure, could cause disruptions in Fusion Fuel’s or its clients’ business or the economy as a whole. Green hydrogen energy transport IT infrastructure may also be vulnerable to computer viruses, break-ins, denial-of-service attacks and similar disruptions from unauthorized tampering with Fusion Fuel’s or its clients’ IT systems, which could lead to interruptions, delays and loss of critical data. We may not have sufficient protection or recovery plans in the event such a disaster should occur. As Fusion Fuel relies heavily on physical infrastructure, computer and communications systems to conduct its business, such disruptions could negatively impact its ability to run its business and either directly or indirectly disrupt its clients’ or supplier’s businesses, which could have a material adverse effect on our business, results of operations and financial condition.

Cybersecurity risks and threats could adversely affect our business.

We rely heavily on information systems to conduct our business. There can be no assurance that the systems we have designed to prevent or limit the effects of cyber incidents or attacks will be sufficient to prevent or detect such incidents or attacks, or to avoid a material impact on our systems when such incidents or attacks do occur. If our systems for protecting against cybersecurity risks are circumvented or breached, this could result in the loss of our intellectual property or other proprietary information, including customer data, and disruption of our business operations.

A cyber incident or attack, could result in the disclosure of confidential or proprietary customer information, theft or loss of intellectual property, damage to our reputation with our customers and the market, failure to meet customer requirements or customer dissatisfaction, theft or exposure to litigation and enforcement actions including under data privacy laws and regulations, damage to equipment (which could cause environmental or safety issues) and other financial costs and losses. In addition, as cybersecurity threats continue to evolve, we may be required to devote additional resources to continue to enhance our protective measures or to investigate or remediate any cybersecurity vulnerabilities. We do not presently maintain insurance coverage to protect against cybersecurity risks. If we procure such coverage in the future, we cannot ensure that it will be sufficient to cover any particular losses we may experience as a result of such cyberattacks.

If Fusion Fuel is unable to keep pace with technology developments in its industry, this could adversely affect its ability to win, maintain and grow market share.

The alternative energy industry is subject to the introduction of new technologies, some of which may be subject to patent or other intellectual property protections. We intend to introduce and integrate new technologies and procedures used by us and our customers; however, we cannot be certain that we will be able to develop and implement new technologies or services on a timely basis or at an acceptable cost. The alternative energy industry is highly competitive and dominated by a few large players that have resources to invest in new technologies. Our ability to continually provide competitive technology, solutions and services can impact our ability to win, maintain and grow our market share and to negotiate acceptable commercial terms with our potential clients. If we are unable to acquire or develop competitive technology or deliver it to our clients in a timely and cost-competitive manner in the markets we serve, it could adversely affect our financial condition, results of operations and cash flows.

Parent’s failure to comply with complex U.S. and foreign laws and regulations could have a material adverse effect on its operations.

We are subject to complex U.S. and foreign laws and regulations, such as the U.S. Foreign Corrupt Practices Act, the U.S. Foreign Account Tax Compliance Act, and various other anti-bribery and anti-corruption laws. We may also be subject to trade control regulations and trade sanctions laws that restrict the movement of certain goods to, and certain operations in, various countries or with certain persons. The internal controls, policies and procedures, and employee training and compliance programs we expect to implement to deter prohibited practices may not be effective in preventing employees, contractors or agents from violating or circumventing such internal policies or violating applicable laws and regulations. Any determination that we have violated or are responsible for violations of anti-bribery, trade control, trade sanctions or anti-corruption laws could have a material adverse effect on our financial condition and may result in fines and penalties, administrative remedies or restrictions on business conduct, and could have a material adverse effect on our reputation and our business.

Risks Relating to Irish Law

A transfer of Class A Ordinary Shares or Warrants, other than one effected by means of the transfer of book-entry interests in the Depositary Trust Company, may be subject to Irish stamp duty.

The Irish Revenue Commissioners have confirmed that transfers of Class A Ordinary Shares and Warrants effected by means of the transfer of book entry interests in the Depositary Trust Company (“DTC”) will not be subject to Irish stamp duty. It is anticipated that the majority of Class A Ordinary Shares and Warrants will be traded through DTC by brokers who hold such shares on behalf of customers. However, if you hold your Class A Ordinary Shares and/or Warrants directly rather than beneficially through DTC, any transfer of your Class A Ordinary Shares and/or Warrants could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the securities acquired). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty could adversely affect the price of your securities.

If the Class A Ordinary Shares or Warrants are not eligible for deposit and clearing within the facilities of DTC, then transactions in the Class A Ordinary Shares and/or Warrants may be disrupted.

The facilities of DTC are a widely-used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. The Class A Ordinary Shares and the Warrants are eligible for deposit and clearing within the DTC system. On December 10, 2020, we entered into arrangements with DTC whereby we agreed to indemnify DTC for any Irish stamp duty that may be assessed upon it as a result of its service as a depository and clearing agency for the Class A Ordinary Shares and Warrants and, in consideration for such indemnification, DTC agreed to accept the Class A Ordinary Shares and Warrants for deposit and clearing within its facilities.

However, although DTC has initially accepted the Class A Ordinary Shares and Warrants, it generally will have discretion to cease to act as a depository and clearing agency for the Class A Ordinary Shares and/or Warrants. If DTC determines at any time that the Class A Ordinary Shares and/or Warrants are not eligible for continued deposit and clearance within its facilities, then we believe the Class A Ordinary Shares and/or Warrants would not be eligible for continued listing on a U.S. securities exchange and trading in the Class A Ordinary Shares and/or Warrants would be disrupted. While we would pursue alternative arrangements to preserve our listing and maintain trading, any such disruption could have a material adverse effect on the trading price of the Class A Ordinary Shares and/or Warrants.

An investment in the Class A Ordinary Shares may result in uncertain U.S. federal income tax consequences.

An investment in the Class A Ordinary Shares may result in uncertain U.S. federal income tax consequences. See “Anticipated Material U.S. Federal Income Tax Consequences to U.S. Holders of Parent Securities”. Prospective investors are urged to consult their tax advisors with respect to these and other tax consequences when purchasing, holding and disposing of the Class A Ordinary Shares.

In certain limited circumstances, dividends paid by Parent may be subject to Irish dividend withholding tax.

Parent does not intend to pay dividends on its capital stock in the foreseeable future. If Parent were to declare and pay dividends, in certain limited circumstances, dividend withholding tax (currently at a rate of 25%) may arise in respect of dividends paid on the Class A Ordinary Shares. A number of exemptions from dividend withholding tax exist such that shareholders resident in the U.S. and other exempt countries may be entitled to exemptions from dividend withholding tax.

The Irish Revenue Commissioners have confirmed that shareholders resident in the U.S. that hold their Class A Ordinary Shares through DTC will not be subject to dividend withholding tax, provided the addressees of the beneficial owners of such Class A Ordinary Shares in the records of the brokers holding such Class A Ordinary Shares are recorded as being in the U.S. (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by Parent). However, other holders of Class A Ordinary Shares may be subject to dividend withholding tax, which could adversely affect the price of their Class A Ordinary Shares.

Dividends received by Irish residents and certain other shareholders may be subject to Irish income tax.

Shareholders entitled to an exemption from Irish dividend withholding tax on dividends received from Parent will not be subject to Irish income tax in respect of those dividends unless they have some connection with Ireland other than their shareholding in Parent (for example, they are resident in Ireland). Shareholders who receive dividends subject to Irish dividend withholding tax will generally have no further liability to Irish income tax on those dividends.

Class A Ordinary Shares or Warrants received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

Irish capital acquisitions tax (“CAT”) could apply to a gift or inheritance of Class A Ordinary Shares or Warrants irrespective of the place of residence, ordinary residence or domicile of the parties. This is because Class A Ordinary Shares and Warrants will be regarded as property situated in Ireland. The person who receives the gift or inheritance has primary liability for CAT. Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold of €335,000 in respect of taxable gifts or inheritances received from their parents.

It is recommended that each shareholder consult his or her own tax advisor as to the tax consequences of holding Class A Ordinary Shares and Warrants in, and receiving distributions from, Parent.

Provisions in our Memorandum and Articles of Association and under Irish law could make an acquisition of us more difficult, may limit attempts by our shareholders to replace or remove our management, may limit shareholders’ ability to obtain a favorable judicial forum for disputes with directors, officers, or employees, and may limit the market price of the Class A Ordinary Shares and/or Warrants.

Provisions in our Memorandum and Articles of Association (“M&A”) may have the effect of delaying or preventing a change of control or changes in our management. The M&A include provisions that:

●	require that Parent’s board of directors is classified into three classes of directors with staggered three-year terms;

●	permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

●	require the votes of the holders of Class B Ordinary Shares to do any of the following:

●	liquidate, dissolve or wind-up the business and affairs of Fusion Fuel Portugal;

●	effect any merger or consolidation in which Parent is a constituent party or a subsidiary of Parent is a constituent party if Parent issues shares of its capital stock pursuant to such merger or consolidation (except any such merger or consolidation involving Parent or a subsidiary in which the shares of capital stock of Parent outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation);

●	sell, lease, transfer, exclusively license or otherwise dispose, in a single transaction or series of related transactions, by Parent or any subsidiary of Parent of all or substantially all the assets of Parent and any subsidiary, taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of Parent if substantially all of the assets of Parent and its subsidiaries, taken as a whole, are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of Parent;

●	permit the sale of all or substantially all of the shares of Class A Ordinary Shares and Class B Ordinary Shares to an independent third-party or group;

●	amend, alter or repeal any provision of Parent’s M&A;

●	create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, or equity securities convertible into capital stock of Parent;

●	expand or otherwise alter the size of the Board of Directors of Parent or Fusion Fuel Portugal; and

●	remove any member of the Board of Directors of Fusion Fuel Portugal.

●	prohibit shareholder action by written consent without unanimous approval of all holders of Class A Ordinary Shares and Class B Ordinary Shares; and

●	Provide that each Class B Ordinary Share shall be convertible at the option of the holder at any time into one Class A Ordinary Share, and that all Class B Ordinary Shares shall automatically convert into an equal number of Class A Ordinary Shares on December 31, 2023.

As an Irish public limited company, certain capital structure decisions regarding Parent will require the approval of the shareholders of Parent, which may limit Parent’s flexibility to manage its capital structure.

Irish law generally provides that a board of directors may allot and issue shares (or rights to subscribe for or convert into shares) if authorized to do so by a company’s constitution or by an ordinary resolution. Such authorization may be granted for up to the maximum of a company’s authorized but unissued share capital and for a maximum period of five years, at which point it must be renewed by another ordinary resolution. Parent’s M&A authorizes the board of directors of Parent to allot shares up to the maximum of Parent’s authorized but unissued share capital until December 31, 2023. This authorization will need to be renewed by ordinary resolution upon its expiration and at periodic intervals thereafter. Under Irish law, an allotment authority may be given for up to five years at each renewal, but governance considerations may result in renewals for shorter periods or for less than the maximum permitted number of shares being sought or approved.

While Irish law also generally provides shareholders with pre-emptive rights when new shares are issued for cash, it is possible for Parent’s M&A, or for shareholders of Parent in a general meeting, to exclude such pre-emptive rights. Parent’s M&A excludes pre-emptive rights until December 31, 2023. This exclusion will need to be renewed by special resolution upon its expiration and at periodic intervals thereafter. Under Irish law, a disapplication of pre-emption rights may be authorized for up to five years at each renewal, but governance considerations may result in renewals for shorter periods or for less than the maximum permitted number of unissued shares being sought or approved.

Attempted takeovers of Parent will be subject to the Irish Takeover Rules and will be under the supervisory jurisdiction of the Irish Takeover Panel. Accordingly, Parent’s board of directors may be limited by the Irish Takeover Rules in its ability to defend an unsolicited takeover attempt.

Due to the listing of the Class A Ordinary Shares on Nasdaq, Parent is subject to the Irish Takeover Panel Act, 1997, Irish Takeover Rules 2013 (“Irish Takeover Rules”), under which Parent is not be permitted to take certain actions that might “frustrate” an offer for Class A Ordinary Shares once the board of directors has received an offer, or has reason to believe an offer is or may be imminent, without the approval of more than 50% of shareholders entitled to vote at a general meeting of our shareholders or the consent of the Irish Takeover Panel. This could limit the ability of Parent’s board of directors to take defensive actions even if it believes that such defensive actions would be in our best interests or the best interests of our shareholders.

The Irish Takeover Rules are administered by the Irish Takeover Panel, which has supervisory jurisdiction over such transactions. Among other matters, the Irish Takeover Rules operate to ensure that no offer is frustrated or unfairly prejudiced and, in situations involving multiple bidders, that there is a level playing field. For example, pursuant to the Irish Takeover Rules, the board of directors of Parent will not be permitted, without shareholder approval, to take certain actions which might frustrate an offer for Parent Shares once the board of directors of Parent has received an approach that might lead to an offer or has reason to believe that an offer is, or may be, imminent.

Under the Irish Takeover Rules, if an acquisition of Class A Ordinary Shares and Class B Ordinary Shares were to increase the aggregate holdings of the acquirer (together with its concert parties) to 30% or more of the voting rights of Parent, such acquirer and, in certain circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding Class A Ordinary Shares and Class B Ordinary Shares at a price not less than the highest price paid by such acquirer or its concert parties for Parent Shares during the previous 12 months. This requirement would also be triggered by the acquisition of Class A Ordinary Shares and Class B Ordinary Shares by any person holding (together with its concert parties) between 30% and 50% of the voting rights of Parent if the effect of such acquisition were to increase that person’s voting rights by 0.05% within a 12-month period.

Anti-takeover provisions in Parent’s M&A could make an acquisition of Parent more difficult. Parent’s M&A contains provisions that may delay or prevent a change of control, discourage bids at a premium over the market price of Class A Ordinary Shares, adversely affect the market price of Class A Ordinary Shares, and adversely affect the voting and other rights of shareholders of Parent. These provisions include: (i) permitting the board of directors of Parent to issue preference shares without the approval of Parent’s shareholders, with such rights, preferences and privileges as they may designate; and (ii) allowing the board of directors of Parent to adopt a shareholder rights plan upon such terms and conditions as it deems expedient in the interests of Parent.

The operation of the Irish Takeover Rules may affect the ability of certain parties to acquire Class A Ordinary Shares.

Under the Irish Takeover Rules if an acquisition of ordinary shares were to increase the aggregate holding of the acquirer and its concert parties to ordinary shares that represent 30% or more of the voting rights of Parent, the acquirer and, in certain circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding ordinary shares at a price not less than the highest price paid for the ordinary shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by an acquisition of ordinary shares by a person holding (together with its concert parties) ordinary shares that represent between 30% and 50% of the voting rights in Parent if the effect of such acquisition were to increase that person’s percentage of the voting rights by 0.05% within a 12 month period. Under the Irish Takeover Rules, certain separate concert parties will be presumed to be acting in concert. The board of directors of Parent and their relevant family members, related trusts and “controlled companies” are presumed to be acting in concert with any corporate shareholder who hold 20% or more of Parent.

The application of these presumptions may result in restrictions upon the ability of any of the concert parties and/or members of Parent’s board of directors to acquire more of our securities, including under the terms of any executive incentive arrangements. Accordingly the application of the Irish Takeover Rules may frustrate the ability of certain of our shareholders and directors to acquire our ordinary shares.

Investors may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because Parent is formed under Irish law.

Parent is a company formed under the laws of Ireland, all of its properties are located outside of the United States, a majority of our directors and officers reside outside of the United States and all our assets are and are likely in the future to be located outside of the United States. As a result, it may be difficult, or in some cases not possible, for investors in the United States to enforce their legal rights against us, to effect service of process upon our directors or officers or to enforce judgements of United States courts predicated upon civil liabilities and criminal penalties on our directors under United States laws.

Our corporate affairs will be governed by our M&A, the Irish Companies Act and the common law of Ireland. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Irish law are governed by the Irish Companies Act and the common law of Ireland. The rights of the Parent shareholders and the fiduciary responsibilities of our directors under Irish law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, Ireland has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law.

The jurisdiction and choice of law clauses set forth in the Amended and Restated Warrant Agreement, and Parent’s status as an Irish company, may have the effect of limiting a warrant holder’s ability to effectively pursue its legal rights against Parent in any United States court.

The Amended and Restated Warrant Agreement provides that disputes arising under the Amended and Restated Warrant Agreement are governed by New York law and that Parent consents to jurisdiction in courts of the State of New York or the United States District Court for the Southern District of New York. This provision may limit the ability of warrant holders to bring a claim against Parent other than in courts of the State of New York or the United States District Court for the Southern District of New York and may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds more favorable for disputes under the Amended and Restated Warrant Agreement. The Amended and Restated Warrant Agreement, however, also expressly makes clear that this choice of law and forum provision shall not restrict a warrant holder from bringing a claim under the Securities Act or the Exchange Act in any federal or state court having jurisdiction over such claim. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Irrespective of the ability of a warrant holder to bring an action in any such forum, due to the fact that Parent is an Irish company with all of its properties located outside of the United States, if a warrant holder brings a claim against Parent under the Amended and Restated Warrant Agreement, the Securities Act or Exchange Act, or otherwise, such warrant holder may have difficulty pursuing its legal rights against Parent in any United States courts having jurisdiction over any such claims.

Parent may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors in Parent’s securities.

Based on the current value of Parent’s assets and the composition of Parent’s potential income streams, assets and operations, we do not believe Parent classifies as a “passive foreign investment company,” or PFIC, for the taxable year ended on December 31, 2020, and that it will not classify as a PFIC for 2021 either. However, the application of the PFIC rules is subject to uncertainty in several respects and furthermore we cannot assure you that the U.S. Internal Revenue Service, the IRS, will not take a contrary position. Furthermore, a separate determination must be made after the close of each taxable year as to whether Parent is a PFIC for that year. Accordingly, notwithstanding the current expectation that we will not be classified as a PFIC, we cannot assure you that we have not been a PFIC or that we will not be a PFIC for our current taxable year or any future taxable year. A non-US company will be considered a PFIC for any taxable year if (i) at least 75% of its gross income is passive income (including interest income), or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. If we were to be ultimately classified as a PFIC for any taxable year during which a U.S. holder holds the Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder, including (i) the treatment of all or a portion of any gain on disposition of the Class A Ordinary Shares as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) the obligation to comply with certain reporting requirements.

Resales of our Class A Ordinary Shares or Warrants, or the perception that such resales might occur, may cause the market price of the Class A Ordinary Shares or Warrants to drop significantly, even if Fusion Fuel’s business is doing well.

As of May 10, 2021, we have an aggregate of 10,993,722 Class A Ordinary Shares and 8,869,633 Warrants outstanding. While a portion of such shares and warrants are subject to transfer restrictions described elsewhere in this Annual Report, upon expiration of the applicable lock-up periods, large amounts of Class A Ordinary Shares and/or Warrants may be sold in the open market or in privately negotiated transactions. Such sales, or the perception in the public markets that such sales will occur, could have the effect of increasing the volatility in the trading price of the Class A Ordinary Shares and/or the Warrants or putting significant downward pressure on the price of the Class A Ordinary Shares and/or the Warrants.

Downward pressure on the market price of the Class A Ordinary Shares and/or the Warrants that likely will result from sales of Class A Ordinary Shares could encourage short sales of Class A Ordinary Shares and/or the Warrants by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. Short sales of the Class A Ordinary Shares and/or Warrants could have a tendency to depress the price of the Class A Ordinary Shares and/or the Warrants, respectively, which could further increase the potential for short sales.

We also may issue additional Class A Ordinary Shares, Warrants, or other securities to finance our operations. We cannot predict the size of future issuances of Class A Ordinary Shares, Warrants, or other securities or the effect, if any, that future issuances and sales of shares of such securities will have on the market price of the Class A Ordinary Shares or the Warrants. Sales of substantial amounts of Class A Ordinary Shares or Warrants, or the perception that such sales could occur, may adversely affect prevailing market prices of Class A Ordinary Shares and/or Warrants.

A substantial number of our Class A Ordinary Shares may be issued upon the exercise of Warrants or the conversion of the Class B Ordinary Shares, which could adversely affect the price of our Class A Ordinary Shares.

We have an aggregate of 8,869,633 Warrants outstanding and may issue up to an aggregate of 1,137,000 additional Warrants if the earnout conditions set forth in the Business Combination Agreement are satisfied. Each Warrant is exercisable for one Class A Ordinary Share at a price of $11.50 per share. If all of the Warrants are exercised for cash, we would be required to issue up to 8,869,633 Class A Ordinary Shares, or approximately 80.7% of our Class A Ordinary Shares outstanding as of May 10, 2021. The warrant holders will likely exercise the Warrants only at a time when it is economically beneficial to do so. Accordingly, the exercise of these Warrants will dilute our other equity holders and may adversely affect the market price of the Class A Ordinary Shares.

Similarly, we have an aggregate of 2,125,000 Class B Ordinary Shares outstanding. Each Class B Ordinary Share is convertible at any time into one Class A Ordinary Share at the option of the holder and all outstanding Class B Ordinary Shares will automatically convert into an equal number of Class A Ordinary Shares on December 31, 2023. If all Class B Ordinary Shares are converted into Class A Ordinary Shares, we would be required to issue 2,125,000 Class A Ordinary Shares, or approximately 19.3% of our Class A Ordinary Shares outstanding as of May 10, 2021. Accordingly, the conversion of these Class B Ordinary Shares will dilute the holders of our Class A Ordinary Shares and may adversely affect the market price of the Class A Ordinary Shares.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

We adopted a dual-class voting structure such that our ordinary shares consist of Class A Ordinary Shares and Class B Ordinary Shares. Although the Class A Ordinary Shares and Class B Ordinary Shares each have one vote per share, for so long as at least 1,700,000 Class B Ordinary Shares continue to be beneficially owned collectively by the former Fusion Fuel Shareholders and certain permitted transferees, the holders of Class B Ordinary Shares will have certain protective rights, including the right to approve any liquidation, sale of substantially all assets or equity, merger, consolidation, or similar transaction, amendments to our M&A, the creation or issuance of any new class or series of capital stock or equity securities convertible into our capital stock, changes to the size of our or Fusion Fuel Portugal’s board of directors, and the removal of any member of Fusion Fuel Portugal’s board of directors (collectively, the “Class B Protective Provisions”). Each Class B Ordinary Share is convertible at any time into one Class A Ordinary Share at the option of the holder and all outstanding Class B Ordinary Shares will automatically convert into an equal number of Class A Ordinary Shares on December 31, 2023. The Class A Ordinary Shares will not be convertible into Class B Ordinary Shares under any circumstance.

The former Fusion Fuel Shareholders hold approximately 30% of the voting power of our outstanding Class A Ordinary Shares and Class B Ordinary Shares, taken together as a single class, as of the date of this Annual Report (without taking into effect any Class A Ordinary Shares or Warrants which may be issued as contingent consideration). The former Fusion Fuel Shareholders hold all of the Class B Ordinary Shares outstanding, which provide certain preemptive rights over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of Class A Ordinary Shares and Warrants of the opportunity to sell their shares at a premium over the prevailing market price.

Additionally, our board of directors has three classes of directors with staggered terms, with each director serving for up to three years until his or her successor is designated and qualified. During such term, our shareholders will have no power to remove directors without cause. Our staggered board and the Class B Protective Provisions may discourage proxy contests for the election of directors and purchases of substantial blocks of shares by making it more difficult for a potential acquirer to gain control of our board of directors.

Notwithstanding the potential for concentration of ownership in the former Fusion Fuel Shareholders, no individual, group or other company will hold in excess of 50% of the voting power for the election of directors of Parent. Accordingly, we are not a “controlled company” under the rules of Nasdaq.

The dual class structure of our ordinary shares may adversely affect the trading market for the Class A Ordinary Shares and/or Warrants.

S&P Dow Jones and FTSE Russell have implemented changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, namely, to exclude companies with multiple classes of shares of common stock from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the Class A Ordinary Shares and/or Warrants in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares and/or Warrants. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A Ordinary Shares and/or Warrants.

We may issue additional Class A Ordinary Shares or other equity securities without seeking shareholder approval, which would dilute your ownership interests and may depress the market price of the Class A Ordinary Shares.

An aggregate of 8,869,633 Warrants is outstanding. Additionally, assuming the earnout targets are satisfied, we will be required to issue an additional 1,137,000 Class A Ordinary Shares and 1,137,000 Warrants to certain of the former Fusion Fuel Shareholders. Our Class B Ordinary Shares will be convertible at the option of the holders into an aggregate of 2,125,000 Class A Ordinary Shares at any time and from time to time, and all Class B Ordinary Shares not voluntarily converted will be automatically converted into Class A Ordinary Shares on December 31, 2023. Further, we may issue additional ordinary shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding Warrants, or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

Our issuance of additional Class A Ordinary Shares or other equity securities of equal or senior rank would have the following effects:

●	our existing shareholders’ proportionate ownership interest in us will decrease;

●	the amount of cash available per share, including for payment of dividends in the future, may decrease;

●	the relative voting strength of each previously outstanding Class A Ordinary Share may be diminished; and

●	the market price of the Class A Ordinary Shares may decline.

If the Class A Ordinary Shares or Warrants are de-listed from Nasdaq, we could face significant material adverse consequences.

We may be unable to maintain the listing of our Class A Ordinary Shares and Warrants on in the future. If Nasdaq delists our Class A Ordinary Shares or Warrants, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for the Class A Ordinary Shares and Warrants;

●	a reduced level of trading activity in the secondary trading market for the Class A Ordinary Shares and Warrants;

●	a limited amount of news and analyst coverage;

●	a decreased ability to issue additional securities or obtain additional financing in the future;

●	stamp duty may be chargeable on transfers of Class A Ordinary Shares and Warrants at a rate of 1% of the greater of the price paid or market value of the Class A Ordinary Shares and Warrants transferred; and

●	our securities would not be “covered securities” under the National Securities Markets Improvement Act of 1996, which is a federal statute that prevents or pre-empts the states from regulating the sale of certain securities, including securities listed on Nasdaq, in which case our securities would be subject to regulation in each state where we offer and sell securities.

The trading price of the Class A Ordinary Shares or Warrants may be volatile, and holders of the Class A Ordinary Shares or Warrants could incur substantial losses.

The stock market in general has experienced extreme volatility in the wake of the COVID-19 pandemic that has often been unrelated to the operating performance of particular companies. As a result of this volatility, our shareholders may not be able to sell their Class A Ordinary Shares or Warrants at or above the price paid for such securities. The market price for the Class A Ordinary Shares and Warrants may be influenced by many factors, including the factors discussed elsewhere in this “Risk Factors” section and:

●	the overall performance of the equity markets;

●	actual or anticipated fluctuations in our revenue and other operating results;

●	changes in the financial projections we may provide to the public or the failure to meet these projections;

●	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

●	the issuance of reports from short sellers that may negatively impact the trading price of the Class A Ordinary Shares and/or Warrants;

●	recruitment or departure of key personnel;

●	the economy as a whole and market conditions in our industry;

●	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that operate in the green energy or hydrogen industries

●	new laws, regulations, subsidies, or credits or new interpretations of them applicable to our business;

●	negative publicity related to problems in our manufacturing or the real or perceived quality of our products;

●	rumors and market speculation involving us or other companies in our industry;

●	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, or capital commitments;

●	lawsuits threatened or filed against us;

●	other events or factors including those resulting from war, incidents of terrorism or responses to these events;

●	the expiration of contractual lock-up or market standoff agreements;

●	sales or anticipated sales of shares of the Class A Ordinary Shares and/or Warrants by us or our shareholders; and

●	the continued impact of COVID-19 or other adverse public health developments.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price of the Class A Ordinary Shares and/or Warrants and trading volume could decline.

The market price for the Class A Ordinary Shares and Warrants depends in part on the research and reports that securities or industry analysts publish about us or our business. If industry analysts cease coverage of us, the trading price for the Class A Ordinary Shares and/or Warrants would be negatively affected. In addition, if one or more of the analysts who cover us downgrade the Class A Ordinary Shares and/or Warrants or publish inaccurate or unfavorable research about our business, the Class A Ordinary Share and/or Warrant price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for the Class A Ordinary Shares and/or Warrants could decrease, which might cause the Class A Ordinary Share and/or Warrant price and trading volume to decline.

An active trading market of the Class A Ordinary Shares and Warrants may not be sustained and investors may not be able to resell their Class A Ordinary Shares and Warrants at or above the price for which they purchased such securities.

An active trading market for the Class A Ordinary Shares and Warrants may not be sustained. In the absence of an active trading market for the Class A Ordinary Shares and/or Warrants, investors may not be able to sell their Class A Ordinary Shares or Warrants, respectively, at or above the price they paid at the time that they would like to sell. In addition, an inactive market may impair our ability to raise capital by selling shares or equity securities and may impair our ability to acquire business partners by using the Class A Ordinary Shares as consideration, which, in turn, could harm our business.

Because we currently do not have plans to pay cash dividends on the Class A Ordinary Shares, you may not receive any return on investment unless you sell your Class A Ordinary Shares for a price greater than that which you paid.

We currently do not expect to pay any cash dividends on Class A Ordinary Shares. Any future determination to pay cash dividends or other distributions on Class A Ordinary Shares will be at the discretion of the board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, and contractual, regulatory and other restrictions, including restrictions contained in the agreements governing any existing and future outstanding indebtedness we or our subsidiaries incur, on the payment of dividends by our subsidiaries to us, and other factors that our board of directors deems relevant. As a result, you may not receive any return on an investment in the Class A Ordinary Shares unless you sell the Class A Ordinary Shares for a price greater than that which you paid for them.

Risks Relating to COVID-19

The ongoing COVID-19 pandemic may adversely affect Parent’s business, results of operations, and financial condition.

The COVID-19 pandemic has resulted in governmental authorities worldwide implementing numerous measures to contain the virus, including travel restrictions, quarantines, shelter-in-place orders, and business limitations and shutdowns. More generally, the pandemic raises the possibility of an extended global economic downturn and has caused volatility in financial markets. The pandemic may also amplify many of the other risks described in this Annual Report.

Although the COVID-19 pandemic has not had a material effect on Fusion Fuel’s business to date, we cannot assure you that it will not materially affect Fusion Fuel’s business in the future. Fusion Fuel has been and will continue monitoring and adjusting as appropriate its operations in response to the COVID-19 pandemic, noting that there have been no positive COVID-19 cases from any of the teams supporting Fusion Fuel projects or activities. Although Fusion Fuel has been able to maintain some of its operations during the pandemic and has maintained its engagements with suppliers, other operations have been delayed or suspended under applicable government orders and guidance, including delays or disruptions in Fusion Fuel’s research and development, sales, marketing, installation and operations and maintenance activities. Although Fusion Fuel’s affected manufacturing facilities continue to operate while these orders are in effect and Fusion Fuel’s business activities have not been materially impacted to date, Fusion Fuel cannot provide assurances that the COVID-19 pandemic or additional governmental actions in response thereto will not further impact operations. For example, if Fusion Fuel’s management, employees, contractors, customers or affiliates, such as the third party general contractors with which Fusion Fuel partners for installations, are affected by illness or by preventative measures such as social distancing, Fusion Fuel’s operations, demand for Fusion Fuel’s product, and installation, maintenance and oversight activities may be disrupted or Fusion Fuel may be required to incur additional costs in order to maintain operations. In addition, to the extent that any of Fusion Fuel’s employees separate from Fusion Fuel in response to the pandemic or governmental responses to the pandemic, it may be difficult or impossible to replace them. Additionally, operations that are not currently impacted could be delayed or suspended at any time in the event of changes to applicable government orders or the interpretation of existing orders.

Fusion Fuel may also experience delays from certain vendors and suppliers that have been affected more directly by COVID-19, which, in turn, could cause delays in the manufacturing and installation of Fusion Fuel’s Hydrogen Generators. It may not be possible to find replacement products or supplies, and ongoing delays could affect Fusion Fuel’s business and growth. Government orders in various jurisdictions have had the effect of disrupting the supply chain on which Fusion Fuel relies for certain parts critical to Fusion Fuel’s manufacturing and maintenance capabilities, which impacts both Fusion Fuel’s sale and installation of new products and Fusion Fuel’s operations and maintenance of previously-sold Hydrogen Generators.

Even if Fusion Fuel is able to identify alternate suppliers that are able to meet its needs, the international air and sea logistics systems have been heavily impacted by the COVID-19 pandemic. Air carriers have significantly reduced their passenger and air freight capacity, and many ports are either temporarily closed or have reduced their hours of operation. Actions by government agencies may further restrict the operations of freight carriers, which would negatively impact Fusion Fuel’s ability to receive the parts and supplies it needs to manufacture its Hydrogen Generators or to deliver them to customers. This may also interfere with Fusion Fuel’s ability to develop business outside of Portugal, as Fusion Fuel’s team will experience difficulty meeting new prospective clients and visiting and monitoring installations in jurisdictions that are accessible only by air travel.

Fusion Fuel’s installation operations have also been adversely impacted by the COVID-19 pandemic, and these adverse impacts may increase in severity or continue indefinitely, including following the lifting of “shelter in place” orders. For example, Fusion Fuel’s projects have experienced delays and may continue to experience delays relating to, among other things, shortages in available labor for design, installation and other work; the effects on the COVID-19 pandemic on suppliers in general but especially Fusion Fuel’s general contractors, their sub-contractors, medium-voltage electrical gear suppliers, and a wide range of engineering and construction related specialist suppliers on whom Fusion Fuel relies for successful and timely installations; the completion of work required by gas and electric utilities on which Fusion Fuel is critically dependent; necessary civil and utility inspections; and the review of Fusion Fuel’s permit submissions and issuance of permits with multiple authorities that have jurisdiction over Fusion Fuel’s activities. Additionally, Fusion Fuel has experienced delays and interruptions to its installation activities where customers have shut down or otherwise limited access to their facilities. This may continue to affect Fusion Fuel’s ability to install its systems or increase in severity as the pandemic continues to affect key markets.

Fusion Fuel is not the only business impacted by these shortages and delays, which means that Fusion Fuel may in the future face increased competition for scarce resources, which may result in continuing delays or increases in the cost of obtaining such services, including increased labor costs and/or fees to expedite permitting. Additionally, while construction activities have to date been deemed “essential business” and allowed to proceed in many jurisdictions, Fusion Fuel has experienced interruptions and delays caused by confusion related to exemptions for “essential business” amongst suppliers and their sub-contractors. Future changes in applicable government orders or regulations, or changes in the interpretation of existing orders or regulations, could result in reductions in the scope of permitted construction activities or prohibitions on such activities. An inability to install Fusion Fuel’s Hydrogen Generators would negatively impact Fusion Fuel’s acceptances, cash and revenue.

Fusion Fuel cannot predict at this time the full extent to which COVID-19 will impact its business, results and financial condition, which will depend on many factors. These include, among others, the extent of harm to public health, the willingness of Fusion Fuel’s employees to travel and work in Fusion Fuel’s manufacturing facilities and at installation sites even if permitted to do so, the disruption to the global economy and to Fusion Fuel’s potential customer base, impacts on liquidity and the availability of capital, and governmental actions taken in response to the pandemic. Fusion Fuel is staying in close communication with its manufacturing facilities, employees, customers, suppliers and partners, and acting to mitigate the impact of this dynamic and evolving situation, but there is no guarantee that Fusion Fuel will be able to do so.

General Risks

As a foreign private issuer, we are exempt from a number of rules under the Exchange Act, we are permitted to file less information with the SEC than domestic companies, and we will be permitted to follow home country practice in lieu of the listing requirements of Nasdaq, subject to certain exceptions. Accordingly, there may be less publicly available information concerning us than there is for issuers that are not foreign private issuers.

As a foreign private issuer, we are exempt from certain rules under the Exchange Act, including certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act, our board of directors, officers and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act, and we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not foreign private issuers. Foreign private issuers are also not required to comply with Regulation FD, which restricts the selective disclosure of material non-public information. Accordingly, there may be less publicly available information concerning us than there is for companies whose securities are registered under the Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies.

In addition, certain information may be provided by us in accordance with Irish law, which may differ in substance or timing from such disclosure requirements under the Exchange Act. As a foreign private issuer, under Nasdaq rules we are subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of Nasdaq, including, for example, certain internal controls as well as board, committee and director independence requirements. We currently do not, and currently do not intend to, follow any Irish corporate governance practices in lieu of Nasdaq corporate governance rules, but we cannot assure you that this will not change after consummation of the Transactions. If we determine to follow Irish corporate governance practices in lieu of Nasdaq corporate governance standards, we will disclose each Nasdaq rule that we do not intend to follow and describe the Irish practice that we will follow in lieu thereof.

Parent is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Class A Ordinary Shares less attractive to investors.

Parent is an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, Parent is only required to provide two years of audited financial statements and only two years of related selected financial data and management discussion and analysis of financial condition and results of operations disclosure. In addition, Parent is not required to obtain auditor attestation of its reporting on internal control over financial reporting, has reduced disclosure obligations regarding executive compensation and is not required to hold non-binding advisory votes on executive compensation. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. Parent has elected to take advantage of such extended transition period. Parent cannot predict whether investors will find the Class A Ordinary Shares to be less attractive as a result of its reliance on these exemptions. If some investors find the Class A Ordinary Shares to be less attractive as a result, there may be a less active trading market for the Class A Ordinary Shares and the price of the Class A Ordinary Shares may be more volatile.

Parent will remain an emerging growth company until the earliest of: (i) the end of the fiscal year in which Parent has total annual gross revenue of $1.07 billion; (ii) the last day of Parent’s fiscal year following the fifth anniversary of the date on which HL consummated its initial public offering; (iii) the date on which Parent issues more than $1.0 billion in non-convertible debt during the preceding three-year period; or (iv) the end of the fiscal year in which the market value of the Parent Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter.

Further, there is no guarantee that the exemptions available to Parent under the JOBS Act will result in significant savings. To the extent that Parent chooses not to use exemptions from various reporting requirements under the JOBS Act, it will incur additional compliance costs, which may impact Parent’s financial condition.

We will incur significant costs and devote substantial management time as a result of being subject to reporting requirements in the United States, which may adversely affect the operating results of Parent in the future.

As a company subject to reporting requirements in the United States, we will incur significant legal, accounting and other expenses that Parent would not have incurred as a private Irish company. For example, Parent will be subject to the reporting requirements of the Exchange Act and is required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Compliance with these requirements will increase Parent’s legal and financial compliance costs and will make some activities more time consuming and costly, while also diverting management attention. In particular, Parent expects to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when it is no longer an emerging growth company as defined by the JOBS Act.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls over financial reporting are necessary for us to provide reliable and accurate financial reports and effectively prevent fraud. Our compliance with the annual internal control report requirement will depend on the effectiveness of our financial reporting and data systems and controls. Inferior internal controls increase the possibility of errors and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.

In addition, our internal control systems rely on people trained in the execution of the controls. Loss of these people or our inability to replace them with similarly skilled and trained individuals or new processes in a timely manner could adversely impact our internal control mechanisms.

Future changes in U.S. and foreign tax laws could adversely affect us.

The U.S. Congress, the Organisation for Economic Co-operation and Development, and government agencies in jurisdictions where we and our affiliates do business have focused on issues related to the taxation of multinational corporations. In particular, specific attention has been paid to “base erosion and profit shifting”, where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result the tax laws in Ireland, Portugal and other countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such change could adversely affect us.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Parent was incorporated in Ireland on April 3, 2020 as a private limited company under the name Dolya Holdco 3 Limited. On July 14, 2020, Parent effected a name change to Fusion Fuel Green Limited. On October 2, 2020, Parent converted into a public limited company incorporated in Ireland under the name “Fusion Fuel Green PLC.” On December 10, 2020, Parent consummated a business combination with HL, Fusion Fuel Portugal, and Merger Sub pursuant to the Business Combination Agreement. Immediately following the closing of the Transactions, Parent consummated the closing of a series of subscription agreements with accredited investors for the sale in a private placement of 2,450,000 Class A Ordinary Shares in an aggregate investment of approximately $25.1 million. Following the Transactions, HL was dissolved. On April 21, 2021, we formed our U.S. subsidiary, Fusion Fuel USA, Inc.

Prior to the Transactions, Fusion Fuel Portugal was a subsidiary of Fusion Welcome, a European leader in CPV technology. Since 2008, Fusion Welcome has installed over 20 solar CPV plants throughout Europe and the MENA (Middle East and North Africa) region, and over time became the leading CPV solar solution provider in Europe. The management team also developed relationships with key stakeholders throughout the energy, regulatory, and commercial spheres. Recognizing the potential of Green Hydrogen, the management team of Fusion Welcome launched a subsidiary, Fusion Fuel Portugal in July 2018, to begin R&D of an alternative to Brown Hydrogen, with the goal of minimizing the associated carbon footprint, and to provide a market solution for meeting emissions reduction targets.

Starting with the principle of recovering waste heat from the solar energy conversion process, Fusion Fuel Portugal began to explore possibilities to use this energy to generate Green Hydrogen. Fusion Fuel Portugal’s technology was independently validated by the technology department from Lisbon’s Instituto Superior de Técnico (the “University”). The University produced a study commissioned by GALP, a major Portuguese oil and gas multi-national company. The purpose of the study was to perform a technological assessment of the viability of Fusion Fuel Portugal’s Hydrogen Generator. The study found that the Hydrogen Generator’s system presented a “differentiating advantage” with its technology as it has the typical characteristics of a conventional PEM (polymer electrolyte membrane) electrolyzer, but with a reduced size that is compact and integrated in a concentrator photovoltaic system. The reduced size of the electrolyzer allows for thermal and electrical integration through solar concentration directly in the cell. In other similar technologies, the concentrator photovoltaic system is not conducted within the cell. The University study acknowledges that the Hydrogen Generator was built with all of the appropriate materials available on the market and that the integration of the solar photovoltaic concentration system with the DC-PEHG electrolyzer seems well achieved. Fusion Fuel Portugal did not commission or fund any portion of this study, nor did Fusion Fuel Portugal have any role in selecting the professor that conducted the study, and has obtained permission to use the results of the study.

Fusion Fuel is ready to bring its proprietary technology to the market after extensive production research and testing, including external Green Hydrogen purity testing by LAQV Requimte Laboratory to confirm it can be used for all major industrial purposes and targeted key markets. Fusion Fuel Portugal is currently developing its first Green Hydrogen plant in Evora, Portugal with a total value of the project of approximately €4.5 million. The financing of the plant is expected to include a grant from the Portuguese Department of Energy, which Fusion Fuel Portugal applied for on August 6, 2020. In addition, Fusion Fuel has begun business development in Southern Europe and the Middle East and North Africa (“MENA”) region. In March 2021, Fusion Fuel changed its name from Fusion Welcome – Fuel, S.A. to Fusion Fuel Portugal, S.A.

Parent serves as a holding company for Fusion Fuel Portugal and its subsidiaries. Parent’s principal executive office is located at 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland. Parent’s telephone number is +353 1 920 1000.

The SEC maintains an internet site (http://www.sec.gov) that contains report, proxy, and information statements and other information regarding issuers that file electronically with the SEC. Such information can also be found on Parent’s website (https://www.fusion-fuel.eu/). The information on or accessible through our website is not part of this Annual Report.

B. Business Overview

Fusion Fuel’s Vision

Fusion Fuel’s mission is to produce hydrogen with zero carbon emissions, thereby contributing to a future of sustainable and affordable clean energy and the reversal of climate change. Fusion Fuel produces Green Hydrogen with components built in-house and in partnership with MagP, an entity that is majority-owned by Fusion Welcome, one of our shareholders, and using the know-how and accumulated experience of its team’s strategic and continuous investment in research and development (“R&D”) around solar technologies. Hydrogen is a critical component in oil refining and ammonia production, century-old industries that account for most of the carbon emissions worldwide, and Fusion Fuel’s efficient solution allows Green Hydrogen to compete with other energy sources in an economically viable way.

Fusion Fuel has developed and tested the DC-PEHG that produces Green Hydrogen at one of the highest efficiency ratios and at the most competitive cost (€/Kg) in the Green Hydrogen industry. The DC-PEHG uses solar energy to split water molecules into hydrogen and oxygen through a proprietary photon-electrochemical process. The process is coupled with a solar concentration system that harnesses solar energy for electricity and heat, which we refer to as concentrated photovoltaic technology or “CPV” technology. This coupled approach for generating hydrogen significantly increases the total system efficiency, results in a low cost per kilogram of hydrogen produced, and benefits from the high automation level of mass producing the DC-PEHG. Fusion Fuel uses this process to extract hydrogen from water molecules without the creation of any carbon emissions and with oxygen as the only biproduct. Therefore, the output is designated Green Hydrogen, which is hydrogen created in a fully carbon-free process, as opposed to the traditional methods of creating hydrogen which produce upwards of 9 tons of carbon emissions for every ton of hydrogen produced (designated as “Brown Hydrogen”). The development of this highly efficient combination of the DC-PEHG and CPV technology to create the “Hydrogen Generator” places Fusion Fuel in a key position in the strategic and long-term plans of the Portuguese and European Governments to reduce carbon emissions and achieve a carbon neutral state by 2050.

The DC-PEHG has been internally tested and validated in small-scale outdoor operation and in laboratory conditions. It has been tested in continuous and intermittent operation conditions with negligible degradation. Fusion Fuel has completed the necessary adaptations to implement the CPV technology in the Hydrogen Generator, which adaptations have been internally tested. At this time, Fusion Fuel produces the DC-PEHG using a manual production process. In order to be able to mass produce the Hydrogen Generator, Fusion Fuel must invest in the equipment and machinery necessary to convert production of the DC-PEHG from a manual production process to an automated assembly process, which Fusion Fuel plans to develop in the second half of 2021. Until then, the Hydrogen Generators will be produced using a small-scale manual production line for the DC-PEHG component and will use the existing semi-automated production line for the CPV modules and trackers.

(1)	Internal Fusion Fuel projections.

Fusion Fuel’s business plan includes the sale of technology to parties interested in generating Green Hydrogen at an attractive cost (including to natural gas networks, ammonia producers, oil refineries, and other similar customers), the development of hydrogen plants to be operated by Fusion Fuel and active management of the portfolio of such hydrogen plants as assets, and the sale of Green Hydrogen as an output with pre-defined Hydrogen Purchase Agreements (“HPAs”). Fusion Fuel will initially focus on development in Portugal, Southern Europe and Morocco, but hopes to expand beyond this region as it believes the market potential is substantial in countries with high solar irradiation levels. Fusion Fuel believes that the significant growth and momentum of the hydrogen market will continue to increase as awareness of Green Hydrogen increases and as carbon emission taxes are charged on traditional hydrogen creation methods.

Recent Developments

Business Combination

On December 10, 2020, Parent completed a business combination pursuant to the Business Combination Agreement, which Parent entered into on August 25, 2020, with HL, Fusion Fuel Portugal, Merger Sub, and the former Fusion Fuel Shareholders. Pursuant to the Business Combination Agreement, on December 10, 2020 (i) the Merger occurred, whereby Merger Sub merged with and into HL, with HL being the surviving entity of the Merger and becoming a wholly-owned subsidiary of Parent, and (ii) the Share Exchange occurred, whereby Parent acquired all of the issued and outstanding shares of Fusion Fuel Portugal, resulting in Fusion Fuel Portugal and HL becoming wholly-owned subsidiaries of Parent and the securityholders of Fusion Fuel Portugal and HL becoming securityholders of Parent. Immediately following the closing of the Transactions, Parent consummated the closing of a series of subscription agreements with the PIPE Investors for the sale in a private placement of 2,450,000 Class A Ordinary Shares at a price of $10.25 per share for gross proceeds to Parent of approximately $25.1 million.

COVID-19

The COVID-19 pandemic has resulted in governmental authorities worldwide implementing numerous measures to contain the virus, including travel restrictions, quarantines, shelter-in-place orders, and business limitations and shutdowns. More generally, the pandemic raises the possibility of an extended global economic downturn and has caused volatility in financial markets.

The COVID-19 pandemic has not had a material effect on Fusion Fuel’s business, but we cannot assure you that it will not materially affect Fusion Fuel’s business in the future. Although Fusion Fuel has been able to maintain some of its operations during the pandemic and has maintained its engagements with suppliers, other operations have been delayed or suspended under applicable government orders and guidance, including delays or disruptions in Fusion Fuel’s research and development, sales, marketing, installation and operations and maintenance activities. Further although Fusion Fuel’s affected manufacturing facilities continue to operate while these orders are in effect and Fusion Fuel’s business activities have not been materially impacted to date, Fusion Fuel cannot provide assurances that the COVID-19 pandemic or additional governmental actions in response thereto will not further impact operations. Fusion Fuel has been and will continue monitoring and adjusting as appropriate its operations in response to the COVID-19 pandemic.

Recognition by Local Authorities and Main Energy Stakeholders

Fusion Fuel Portugal has been collaborating with the Portuguese Department of Energy and the Secretariat of State on Portugal’s contribution to the European commitment to a hydrogen economy since the summer of 2019. The Portuguese Department of Energy issues hydrogen production licenses, and will establish and manage the tariffs and subsidies around Green Hydrogen production. Portugal has identified Green Hydrogen as a key pillar in its strategy to decarbonize the Portuguese economy and several of Fusion Fuel Portugal’s projects are explicitly referenced in the Portuguese Government’s Strategic Roadmap for Hydrogen, which reviews projects deemed important to foster hydrogen technology as a significant energy carrier by 2050. We believe this indicates the importance of Fusion Fuel Portugal’s projects to Portugal’s Hydrogen Strategy (as defined below).

On September 25, 2019, Fusion Fuel Portugal first presented to the Portuguese Department of Energy for its consideration a proposal to create Portugal’s first strategic Green Hydrogen production facility in the region of Evora, Portugal (the “Evora Project”). Around this time, Fusion Fuel Portugal also applied for a €1,500,000 grant from FAI (as defined below) for the Evora Project, and subsequently submitted hydrogen production license requests to the Department of Energy for the Evora Project. On October 28, 2020, Fusion Fuel Portugal was issued a production license for the first phase of the Evora Project.

In February 2020, Fusion Fuel Portugal was one of the primary Portuguese companies invited to join the Secretary of State for Energy on a Green Hydrogen fact-finding trip to Japan. During the first half of 2020, Fusion Fuel Portugal joined industry workshops and discussions with the Department of Energy on the Hydrogen Economy in Portugal. These activities were part of the government’s preparation and information-gathering process to draft Portugal’s Hydrogen Strategy which was first made public in May of 2020.

Fusion Fuel Portugal has been recognized as a strategic firm in Portugal’s national strategy for hydrogen aimed at generating a €7 billion investment into Green Hydrogen over the next ten years (“Portugal’s Hydrogen Strategy”), which included specific mention of the Evora Project and the DC-PEHG. Fusion Fuel Portugal has also applied to be part of Portugal’s National Agency for Innovation which, if granted, could present Fusion Fuel Portugal with several investment and grant application options.

Description of Grant and Status Applications

●	Fundo de Apoio a Inovação (FAI): This program supports technology innovation and development projects, including demonstration projects in the renewable energy and energy efficiency areas, promoting partnerships between Portuguese companies and the national scientific and technological system.

Fusion Fuel Portugal applied in May of 2020 for a €1.5 million grant from the FAI to support the development of the Evora Project, which is intended to serve as the demonstration project for large scale Green Hydrogen production, Green Hydrogen efficiency at an industrialized level and testing the output for mixing Green Hydrogen into the natural gas network and for conversion of Green Hydrogen into electrical energy to be fed into the electrical grid. Grants have not been issued to Fusion Fuel Portugal under the FAI program yet.

●	ANI Certification: The Agência Nacional de Inovação, S.A. (ANI), aims to develop actions to support technological and business innovation in Portugal, contributing to the consolidation of the National Innovation System and to strengthening the competitiveness of the Portuguese economy in global markets. ANI is responsible for publishing the guidelines for a technological and business innovation strategy for Portugal for the years 2018-2030. In particular, its mission includes stimulating private investment in R&D, promoting partnerships between science and technology systems and business entities, and increasing international program participation by the national science and technology system’s companies and entities, specifically higher education institutions and interface centers. This is all aimed at promoting technological skills and competences, and is the result of the innovation support policy.

As of June 19, 2020, Fusion Fuel Portugal has been recognized as a “Company of Competence in Research & Development in the Technical-Scientific Management of Energy, Production Technologies and Processes, and Product Industry Technologies” by ANI. This recognition has only been given to around 240 companies across Portugal. In addition to recognizing Fusion Fuel Portugal’s capabilities and expertise, this recognition by ANI also provides Fusion Fuel Portugal and its Portuguese investors with tax benefits under the Portuguese tax program SIFIDE II (Sistema de Incentivos Fiscais em Investigação e Desenvolvimento Empresarias II). SIFIDE II allows entities to deduct up to 82% in corporate taxes for research and development expenses, which includes personnel, equipment, materials patent filings, testing, among other expenses.

Fusion Fuel Portugal has also been in discussions with the Department of Energy for its approval of its Sines 1-5 projects (the “Sines 1-5 Projects” and each a “Sines Project”) for the development of Green Hydrogen in Sines, Portugal. Part of the production of Green Hydrogen as an output in the Sines Projects will likely go towards the mixing of Green Hydrogen with natural gas through the existing gas lines in Sines, Portugal, which requires the approval of the Department of Energy. The Sines 1-5 Projects are expected to be developed from 2021-2025, with one Sines Project being developed each year, and each Sines Project is expected to run for 25 years. Each Sines Project will have a hydrogen purchase agreement outlining the set price for the output of Green Hydrogen from its facilities for the first 15 years of operations. The hydrogen purchase agreements are under discussions with potential Hydrogen purchasers. Fusion Fuel Portugal has given presentations on the Evora Project and the Sines 1-5 Projects at various webinars at the request of the Department of Energy to promote Portugal’s Hydrogen Strategy.

Fusion Fuel Portugal plans to collaborate on one of Europe’s flagship hydrogen projects, Green Flamingo. The Green Flamingo project includes several government and private partners representing a total investment of €3.5 billion in Green Hydrogen. The Portuguese government intends to jumpstart the Portuguese hydrogen industry by creating the necessary infrastructure for hydrogen production, transportation, and distribution by leveraging existing local hydrogen demand and production in the port of Sines, Portugal through projects like Green Flamingo. We believe Fusion Fuel Portugal is the best positioned company in Portugal to support this initiative. Green Flamingo provides potential opportunities to Fusion Fuel, as it will create a higher demand for Green Hydrogen and there is a possibility that this project will provide Fusion Fuel with access to hydrogen markets in Northern Europe (whether for the sale of Green Hydrogen as an output or the sale of Fusion Fuel’s hydrogen technology). Fusion Fuel has had several discussions with the leaders of the other project consortiums being planned for Sines, Portugal to discuss potential cooperation between the projects but these have only been preliminary discussions.

On July 17, 2020, Fusion Fuel Portugal formally submitted its expression of interest to participate in the “Hydrogen for Climate Action,” recognized by the European Commission as an Important Project of Common European Interest (“IPCEI”). In the submission, Fusion Fuel Portugal has proposed to include its Evora Project and Sines 1-5 Projects in the Hydrogen IPCEI, requiring the creation of an additional assembly plant for such projects and the hiring of a workforce to support the assembly plant. On July 19, 2020, Fusion Fuel Portugal’s submission was selected for acceptance into Portugal’s submission to the European Union for consideration for the launch of a Portuguese Hydrogen IPCEI. There is no guaranty that Fusion Fuel Portugal will be awarded a place in the final Hydrogen IPCEI, if it is created for Portugal.

Fusion Fuel Portugal also submitted a project in December 2020, together with Grupo Industrial CL, to the Spanish Resilience Fund for a large-scale synthetic fuel plant using Green Hydrogen from Fusion Fuel and captured carbon emissions from Grupo Industrial CL’s Balboa Steel Mill. This project is for the potential delivery of up to 14,000 tons of Green Hydrogen per year using Fusion Fuel’s technology.

In 2021, Fusion Fuel has entered into Memoranda of Understanding (“MOU”) with respect to several projects in Spain including a Green Hydrogen plant to supply refueling stations (50-100 tons of Green Hydrogen per year)) and a synthetic fuel plant using captured carbon from the Magnesitas mining operations (14,000 tons of Green Hydrogen per year), a green ammonia project in Sines (10,000 tons of Green Hydrogen per year), Portugal and a demonstration plant in India (10-20 tons of Green Hydrogen per year). Apart from the demonstrator plant in India the remaining project start dates are still to be determined.

One such project is a partnership with EREE Desarrollos Empresariales SL (“EREE”), a developer of large-scale solar projects and waste-to-gas technology in Spain. Fusion Fuel and EREE will jointly develop and install Green Hydrogen plans in Spain using Fusion Fuel’s micro-electrolyzer technology. Fusion Fuel and EREE have committed to producing 14,000 annual tons of renewable hydrogen, which, in combination with carbon dioxide emitted by Siderúrgica Balboa, will lead to an approximate production of 35,000 tons of synthetic fuels. The MOU with EREE is non-binding and each party will bear its own costs and expenses.

In a second non-binding MOU, Fusion Fuel entered into a strategic partnership with Climate Change Ventures (“CCV”), wherein Fusion Fuel agreed to supply equipment for hydrogen projects originated and introduced by CCV and CCV agreed to assist Fusion Fuel in securing committed financing for the development of Green Hydrogen plants in projects originated and introduced by Fusion Fuel. CCV’s fees under the MOU will be based on a percentage of the aggregate value of the project.

Business Strategy & Vision

Fusion Fuel aims to enable meaningful emissions reductions through viable economic means using Green Hydrogen. In doing so, Fusion Fuel believes it can become a major player in the global hydrogen economy over the next 10 years.

Fusion Fuel aims to develop a technology and project pipeline in Southern Europe and the MENA region as a first phase in its strategy execution, and then methodically expand into northern and central Europe, and eventually the rest of the world.

Fusion Fuel Business Lines

Fusion Fuel’s Hydrogen Generator is expected to be a leading product in the industry for generating cost-effective Green Hydrogen that is competitively priced with Brown Hydrogen in Europe. In addition, the Fusion Fuel team collectively has vast experience in establishing and operating sustainable energy plants, as well as relationships with many sustainable energy stakeholders and hydrogen users (ranging from natural gas networks and grids, oil refineries, ammonia producers, regulators and related government departments). Fusion Fuel is focused on two core business lines that build on its Hydrogen Generator, as well as a R&D team.

1.	The first business line, “Technology”, is focused on creating and selling Hydrogen Generators that produce high efficiency, low cost Green Hydrogen for client use and operation. There are a number of industrial processes that require hydrogen and providers that currently produce their own hydrogen supply through high carbon emission methods. Fusion Fuel intends to equip them with Hydrogen Generators to produce hydrogen without carbon emissions and with no cost disadvantage. For the years ended December 31, 2020 and 2019, our revenue generated from this business line was € 0 and € 0, respectively.

2.	The second business line, “Projects”, is focused on entering into Green Hydrogen purchase agreements for the output of hydrogen at competitive prices. The current prices for Green Hydrogen as well as the prices predicted in the coming years suggest that Fusion Fuel will be able to establish and operate production plants with internal rates of return above 10% and likely in the 15-20% range. Please see the chart below under the heading “Products and Services – Green Hydrogen End Product”. For the years ended December 31, 2020 and 2019, our revenue generated from this business line was € 0 and € 0, respectively

Fusion Fuel’s industry and business require continuous innovation and improvement. To this end, the R&D team has already designed the next two generations of the Hydrogen Generator which will be developed. This innovation aims at not only improving the efficiency of the product, but also reducing the costs of production. Continuous R&D is a core part of the ongoing strategy for the firm.

Business Organization

Fusion Fuel Portugal, along with its subsidiaries Fusion Cell Evora, Unipessoal LDA, Fusion Cell Evora II, Unipessoal LDA, and Fusion Fuel USA, Inc. manage all functions of Fusion Fuel’s Green Hydrogen Technology business line, including production of the technology, business development and R&D. In the upcoming year, Fusion Fuel intends to also operate production plants for Green Hydrogen, which will be another function within the business.

The Technology

Fusion Fuel has created the DC-PEHG, which is an electrolyzer that is directly attached to a module of extremely high solar concentration radiation (x1’400), and a larger frame with motors to follow and track sunlight, thereby creating the “Hydrogen Generator”.

Fusion Fuel’s technology is based on two main principles:

●	Increased heat reduces the electrical energy needed to break down a water molecule, making the process significantly more efficient and the Green Hydrogen produced as an output competitive with the Brown Hydrogen extracted from hydrocarbons.

●	The miniaturized electrolyzers directly coupled at each CPV module result in higher efficiency at a drastically lower cost than other electrolyzer solutions for producing hydrogen.

The main advantages of the system are:

●	Extremely high photovoltaic conversion, around 41% in III-V cells.

●	Huge amount of heat available and used in the chemical reaction, resulting from very high solar concentration ratios.

●	Direct Coupling, reducing drastically all the electrical losses, and avoiding power equipment.

●	Low cost resulting from proprietary component design, fully automated.

Fusion Fuel’s DC-PEHG converts solar energy into hydrogen at a 27% conversion and a system level conversion ratio of solar to hydrogen of more than double the ratio commercially available today. With this technology, Fusion Fuel is able to produce Green Hydrogen, with no carbon emissions, at a competitive cost range compared to traditional hydrogen production methods.

The DC-PEHG uses both the electricity produced by the photovoltaic cells and the heat captured from the CPV panels, thereby reducing the total amount of electrical energy required for the electrolysis process. This increases the efficiency of the Fusion Fuel solution compared to other current market products. Because the process requires solar irradiation, locations with higher levels of solar irradiation would produce higher amounts of hydrogen on an annual basis at a lower cost per kilogram (as capital expenditure related to the equipment is spread across a larger production output).

The product includes a frame with two axes powered by motors that track sunlight and the movement of the sun, which allows the system to capture sunlight at optimal angles throughout the day, a solar concentration chassis which houses the optical system that captures sunlight, high efficiency photovoltaic III-V cells to convert the solar energy to electricity, Fusion Fuel’s proprietary DC-PEHG, a water piping system that supplies the DC-PEHG with de-ionized water and a hydrogen piping system to remove the extracted hydrogen to the collection units at the hydrogen plant. A Hydrogen Generator has a surface area of around 110m2 and requires around 400m2 of land per unit (in a relatively flat area), it weighs approximately 4 tons and at full tilt it reaches a maximum height of 8m2, and as such is suited for areas with the appropriate land mass to accommodate the equipment.

Products and Services

Fusion Fuel will offer two products and one service to clients. These are (a) Hydrogen Generators to be sold to clients that operate their own Green Hydrogen plants, (b) Green Hydrogen as an output from Green Hydrogen plants to be developed and operated by Fusion Fuel, and (c) operational and monitoring services of Green Hydrogen plants using Fusion Fuel Hydrogen Generators.

Green Hydrogen Generators

Fusion Fuel will sell Hydrogen Generators that produce low cost Green Hydrogen for a number of industrial processes that require hydrogen. Clients for this business are likely to include industrial users of hydrogen that currently produce their own hydrogen supply through high carbon emission methods or investment managers looking to establish long lasting cash flow transactions by owning and operating their own plants.

Green Hydrogen End-Product

Fusion Fuel will develop and install its own Green Hydrogen plants to extract Green Hydrogen using its Hydrogen Generators. In a region with solar irradiation levels of around 2,100 KWh/m2/year (kilowatt hours per meter squared per year), a hydrogen plant would create about 1,000 kilograms of hydrogen per generator and each generator would require about 400m2 of land (the topography of the land may increase or decrease this figure). Fusion Fuel will look to enter into long-term lease agreements for the land requirements for each plant.

Each plant is expected to have a lifespan of 25-30 years. Fusion Fuel will enter into HPAs with hydrogen consumers, such as ammonia producers, refineries and natural gas networks, to sell the hydrogen output from these plants. Some of the first clients for this service are expected to be the natural gas networks and distributors in Portugal which, as part of Portugal’s Hydrogen Strategy, will be required to mix a regulated amount of hydrogen into the natural gas networks. These Green Hydrogen plants will provide revenues to Fusion Fuel based on the hydrogen produced and sold as an end product. Fusion Fuel plans to sell the Green Hydrogen plants to clients interested in purchasing established hydrogen plants and paying Fusion Fuel a percentage of the returns earned on such plants.

Monitoring Services

The technology provided by Fusion Fuel uses a CPV panel system with a two-axis tracking system powered by motors to ensure optimal angles for capturing solar radiation. This system has very minimal idle time and is extremely reliable, with proven availability of more than 98% annually, however it does require supervision to adjust tracker positions and correct for any equipment issues that cannot be automated. This supervision is conducted remotely and in real time to ensure that any issues are immediately flagged to the plant operator. This service will require an annual operating fee to be negotiated with each plant owner.

Markets/Geography & Order Status

Considering the targets set out by the Paris Climate Agreement and the global energy sector’s ongoing transition from fossil fuels to renewable energy sources, governments and private businesses are searching for innovative ways of reducing greenhouse gas emissions. Existing technology is not efficient or effective enough and we believe that hydrogen, being the most powerful fuel relative to its mass (33.3 KWh/kg), is the missing link for a sustainable energy economy.

During the September 2018 Energy Council in Linz, Austria, the European Union signed a commitment, named the “Hydrogen Initiative”, aiming to develop a common effort to promote the development of a European Green Hydrogen Economy.

Obtaining Hydrogen from green sources will be key for the sustainability objective associated with this new market. Reinforcing the Green Deal’s vision, Fusion Fuel believes its innovative Green Hydrogen production technology will become a crucial element in accelerating the transition of its clients to a more sustainable and efficient stage of energy production and consumption. The European Commission has announced its intention for Europe to be the first continent to become carbon neutral by 2050. Fusion Fuel’s mission may be an important step towards this target, as the current output of the energy sector is responsible for a significant portion of greenhouse gas emissions.

Fusion Fuel’s technology relies on markets that are well suited for Green Hydrogen production, which include locations with the following characteristics:

●	high irradiation levels — the northern and southern “solar belts”;

●	economies with the infrastructure to transport large hydrogen tanks and with industries that consume large amounts of hydrogen;

●	markets with long-term stability and commitment to hydrogen to accommodate the 25-year lifespan of hydrogen production with our Hydrogen Generator; and

●	credible commitment to environment improvement targets.

Green Hydrogen technology will also be marketable to regions where “Ammonia Production Solutions” have significant importance and value, as ammonia represents production accounts for approximately 50% of hydrogen consumption worldwide (most of which is consumed outside of Europe). Ammonia, which is a primary ingredient for fertilizers, includes three hydrogen molecules, which currently is sourced from Brown Hydrogen, which emits large amounts of carbon pollution. As more countries that produce ammonia become interested in decreasing their carbon footprint, there will be opportunities for Fusion Fuel to enter such markets with its Green Hydrogen solutions. An additional 50% of hydrogen consumption worldwide comes from oil refineries, mainly in Europe.

Therefore, Fusion Fuel plans to focus development efforts in Southern Europe and the MENA region during the first few years. In addition, Fusion Fuel is carefully considering the market potential of the United States and Australia. Fusion Fuel’s DC-PEHG works particularly well with CPV technology, and therefore all locations with high levels of irradiation are potential markets for Fusion Fuel and its Hydrogen Generator.

Fusion Fuel Portugal is currently developing its first Green Hydrogen production plant in Evora, Portugal, with a total value of the project of approximately €4.5 million. The financing of the Evora Project, Phase II, is expected to include a grant from the department of Energy’s Innovation Fund, which Fusion Fuel applied for on August 6, 2020. The Evora Project is progressing along parallel tracks, as follows:

Hydrogen Production I

1.	Production License – Submitted on July 15, and issued by the Department of Energy on October 28, 2020.

2.	Land Control – Land leases were negotiated and signed with owners for 30 years, and are extendable.

3.	Construction License – Received in the first quarter of 2021 and construction is underway.

4.	Procurement and Construction – The main materials needed for the equipment’s production were ordered from the suppliers, and several parts are already being manufactured and will be shipped to the site as soon as civil works are finished.

Hydrogen Production II

1.	Production License – Submitted on July 15, 2020 and still pending approval.

2.	Land Control – Land leases were negotiated and signed with owners for 30 years, and are extendable.

3.	Construction License – Requested from the Evora Municipal Council on August 10, 2020. The issuance of the construction permit was formally pre-approved by the City Council, and the definitive approval is expected to be issued soon.

Fusion Fuel Portugal is also in discussions for some large projects in Sines, Portugal as part of Portugal’s Hydrogen Strategy. Fusion Fuel Portugal’s Sines projects include various different submissions with a total planned volume of 60,000 tons of Green Hydrogen being produced per year by the end of 2025. Fusion Fuel Portugal’s projects make up less than 20% of the total output planned for in Portugal’s Hydrogen Strategy. The internal rate of return projections of the first planned Sines projects, as prepared by Fusion Fuel as of 2019, are:

The HPAs values in this chart are assumptions made by Fusion Fuel management based on discussions with various players in the hydrogen industry about the potential future costs of Green Hydrogen. Fusion Fuel uses these figures as a basis for pricing its Green Hydrogen at an average cost of approximately €2 per kilo over the lifetime of the Sines 1-5 Projects, which is competitive with Brown Hydrogen. The values for equity and debt investment from this table are based on Fusion Fuel’s targeted cost of technology and the cost of set-up, operation and maintenance of Green Hydrogen plants.

In addition, Fusion Fuel is in discussions with prospective clients in Morocco and Croatia, as well as smaller clients in Portugal. Fusion Fuel is also in discussions with several parties regarding potential projects in Spain and has submitted several large-scale project quotes to companies that consume or have a use for hydrogen.

Addressable Market

The Global Hydrogen market has grown to approximately 70 metric tons per year, representing nearly €150 billion in value, according to IEA, using a price level of €2 per kg of hydrogen. Nearly all hydrogen is produced from hydrocarbons, accounting for approximately 6% of total natural gas consumption, which has led to traditional methods of hydrogen production to be among the world’s largest sources of carbon dioxide emissions at approximately 830 metric tons per year. Green Hydrogen — made from renewable sources with no carbon dioxide emissions — is the key for unlocking hydrogen’s long-term potential, and a significant driver toward meeting carbon dioxide reduction targets. The EU’s hydrogen consumption is expected to grow by 200-700% and only 2% of production currently comes from electrolysis. Europe imports 400-500 billion cubic meters of natural gas each year. Mixing Green Hydrogen into those gas networks is an increasingly viable tool to meet decarbonization goals and represents a significant source of long-term hydrogen demand. Mixing 10% of Europe’s imported natural gas with Green Hydrogen represents an additional €11 billion cubic meters per year of demand.

(2)	The Future of Hydrogen, IEA, June 2019.

Fusion Fuel’s first focus will be the growing local market in Portugal, but the firm is already in discussions with partners for Green Hydrogen projects beyond Portugal, including in Morocco, Croatia, and Spain. Below is an overview of Fusion Fuel’s addressable market, reached by calculating the current hydrogen consumed in refineries and industrial processes in addition to 10% of the natural gas (which can be replaced by hydrogen) in the respective markets.

Note to image: Addressable Market calculation includes current H2 consumption (refineries, ammonia producers, etc.) plus the goal of mixing 10% of natural gas consumption with Green Hydrogen. The 10% natural gas was calculated using 10% of natural gas volumes as hydrogen and converted into kilograms at 0.082kg per meters cubed, and using a value of €3 per H2 Kg.

Green Hydrogen is a key pillar of Portugal’s decarbonization strategy and the new economic ecosystem plans to build the Green Hydrogen value chain. Portugal’s national strategy calls for a gradual Green Hydrogen production ramp to 350ktons/year by 2030. Fusion Fuel Portugal’s production targets in Portugal represent less than 10% of the national objective — providing significant room for further growth. Fusion Fuel expects to be a leader in this new, local industrial sector – expanding local production capacity to meet Portugal’s strategic vision, while potentially participating in one of Europe’s flagship hydrogen projects, Green Flamingo. Several of Fusion Fuel Portugal’s projects are referenced explicitly within the government’s strategic roadmap.

Portugal’s 2030 Hydrogen Targets (1)

(1)	EN-H2 Estratégia Nacional de Hidrogénio (Portugal’s National Hydrogen Strategy document).

Working Capital Items

Currently, Fusion Fuel holds no inventory directly, however Fusion Fuel has entered into three agreements with MagP, which agreements are critical to Fusion Fuel’s business: (1) a Production Capacity Reservation Contract, (2) a Contract of Disposal of Intellectual Property and (3) a Sub-Lease Agreement.

Production Capacity Reservation Contract. The Production Capacity Reservation Contract between MagP and Fusion Fuel Portugal, dated June 1, 2020 (the “Production Agreement”), provides that MagP is to supply Fusion Fuel with minimum guaranteed amounts of modules, tracking structures and accessories, command boards, and electrical installations as well as assembly services for all equipment relating to the CPV solar trackers used in Fusion Fuel’s Hydrogen Generators (the “Trackers”). Under the Production Agreement, MagP guarantees to supply to Fusion Fuel all materials and installations for 4,200 Trackers over a three-year period which commenced at the beginning of 2020 and expires at the end of 2022. MagP and Fusion Fuel are to agree to a production schedule each January which will establish the number of Trackers and the fixed cost per Tracker to be supplied by MagP in such year. MagP and Fusion Fuel have agreed to the following cost schedule: (i) the first 55 Trackers will be supplied by MagP at a cost of €50,000 per Tracker; (ii) the second 1,400 Trackers will be supplied by MagP at a maximum price of €21,000 per Tracker; (iii) the third 1,400 Trackers will be supplied by MagP at a maximum price of €18,200 per Tracker; and (iv) the final 1,400 Trackers will be supplied by MagP at a price to be defined but at a maximum price of €18,200 per Tracker. If Fusion Fuel does not place orders for at least the minimum amounts set forth above, MagP is released from its obligation to supply such amounts and can renegotiate lower production quotas.

We believe the minimum guaranteed quotas will satisfy all production amounts of CPV technology that will be required under Fusion Fuel’s plans for 2020-2022. The CPV technology produced by MagP has been used in solar CPV plants for over 10 years with excellent performance results, with failure rates of around 1% measured over a span of approximately ten years, which means that the trackers require very little maintenance and repair. MagP is the only supplier of CPV technology in Europe. By having this relationship with MagP, Fusion Fuel can avoid the lengthy and costly learning curve of establishing its own CPV production facilities that would be required of most other competitors in the industry and can focus on its core value-add of R&D and business development for the next three years.

Contract of Disposal of Intellectual Property. The Contract of Disposal of Intellectual Property between MagP and Fusion Fuel Portugal, dated September 13, 2018 (the “IP Transfer Agreement”), transferred from MagP all intellectual property rights to the technology associated with the Trackers implemented in the Hydrogen Generators, including all registrations, documents, designs, software, domain names and any other materials. Additionally, Fusion Fuel will have full ownership of the products created by MagP under the IP Transfer Agreement. MagP also agreed to do all work associated with adapting the components used in the Hydrogen Generator that are MagP developments, such as its CPV module, solar tracker and other miscellaneous components, to be compatible with the Hydrogen Generators. The IP Transfer Agreement binds MagP to confidentiality with respect to its work related to such development for Fusion Fuel. The total consideration to be paid by Fusion Fuel includes €1,000,000 for all rights to the technology to be paid in quarterly installments over one year, which commenced upon completion of the Transactions with the payment of the initial installment of €250,000, and a single payment of €900,000 for product and technology development costs, which was paid on the completion of the Transactions in December 2020. Each such amount is subject to applicable VAT charges. Currently Fusion Fuel has the right to use such intellectual property, but will not have full ownership of such intellectual property until all such payments are made.

Sub-Lease Agreement. After entering into a Promissory Sub-Lease Agreement on May 20, 2020, Fusion Fuel Portugal and MagP formalized the terms of their sublease arrangement and entered into a Sub-Lease Agreement, dated as of September 25, 2020 (the “Sub-Lease Agreement”). The Sub-Lease Agreement provides that MagP shall sub-lease a portion of the property that it leases from Siemens, S.A. to Fusion Fuel for an initial term of three years, with automatic renewal for additional terms of three years until either party notifies the other party of its intention not to renew. The initial monthly rent will be €7,430.40 per month, which constitutes €5.60 per square meter for 1.184 square meters of office space and €800 for parking plots, which will be reviewed and reevaluated on an annual basis. Rent commenced on October 1, 2020, and will be payable for the duration of the Sub-Lease Agreement in advance on the first day of each month. The Sub-Lease Agreement was terminated on December 31, 2020 and no payments are outstanding.

Distribution, Marketing and Strategic Relationships

Fusion Fuel has established strategic relationships with various stakeholders in the Green Hydrogen market, including partner companies, suppliers, potential clients and government agencies, many (if not all) of which are proprietary in nature and give us our competitive advantage.

Fusion Fuel Portugal has been included in the Portuguese Government’s Strategic Roadmap for Hydrogen and has applied for a grant for a Green Hydrogen project in Evora. See “Recognition by Local Authorities and Main Energy Stakeholders” above. Discussions with stakeholders have to date have been focused in Europe and the MENA region.

Environmental Issues

There are no significant pollutants or other hazardous emissions from Fusion Fuel’s operations, the CPV technology, the DC-PEHG or any other functions used by Fusion Fuel in extracting Green Hydrogen, nor are any anticipated. In addition, the are no carbon or hazardous emissions that result from Fusion Fuel’s extraction of hydrogen, and the only biproduct of the process is oxygen.

We do not expect that any climate change legislation, regulation or accords will have a material impact on the firm in the foreseeable future. We expect that the continued increased attention and importance given to environmental issues are likely to benefit Fusion Fuel as the interest and importance of its zero-carbon solution increases. It is possible that climate change legislation, regulation or accords could increase demand in this market and thereby increase competition, but such activity may also normalize hydrogen as a broadly used and accepted energy source.

Competition

To our knowledge there are no similar technologies or systems to Fusion Fuel’s DC-PEHG technology. We believe the DC-PEHG technology is innovative, disruptive, and original. The centralized electrolyzer technology, which is used by Hidrogenics, ITM Power, NEL Hydrogen, McPhy, and Giner, among others, represents the main competition to Fusion Fuel’s technology. Even though Fusion Fuel’s technology currently has a significantly higher efficiency rate than the centralized electrolyzer, it is expected that there will be further evolution in the efficiency of the centralized electrolyzers, and so we expect the market to remain competitive.

Fuel is faced with competition from several aspects of the industry, namely:

(a)	Traditional hydrogen production methods — which can continue to improve their efficiency and lower costs, making the change to Green Hydrogen more costly to consumers. Companies in this space include Linde, Air Liquide, Air Products, and Praxair, among others

(b)	Green Hydrogen technology providers — these are typically centralized electrolyzer solutions used in combination with electrical energy from renewable sources or even blue hydrogen providers (hydrogen produced through traditional means with carbon sequestering techniques). There is significant investment in this space and improvements in this technology could lead to more intense competition in the hydrogen production market. Companies in this space include Hidrogenics, ITM Power, NEL Hydrogen, McPhy, and Giner, among others.

(c)	Green Hydrogen providers — companies that sell Green Hydrogen as an end product. This is still an emerging market and will include large energy companies as well as investors who buy and operate established hydrogen plants. Engie Hydrogen, Air Liquide, and Shell, among others.

Fusion Fuel believes competition in this industry will be driven by the final price of Green Hydrogen per kilogram as an output. Efficiency of energy conversion will be a secondary competitive factor. Because Fusion Fuel’s solution produces Green Hydrogen at cost levels that are highly competitive to Brown Hydrogen and significantly less expensive than other producers of Green Hydrogen, we do not believe we will lose cost competitiveness in the market. However, there is significant and continuous R&D in the industry which will drive competition. For this reason, Fusion Fuel maintains a strong investment in R&D activities, capitalizing on the accumulated know-how from its team and prospective partners. Fusion believes this is a key factor to achieve sustainable growth and market differentiation, and maintaining the technological lead over other market solutions. We believe that Fusion Fuel has achieved a major breakthrough for the energy sector as a whole, and Fusion Fuel aims to position itself as the leading expert on Green Hydrogen, leveraging all the positive outcomes that our solution can achieve in multiple areas and businesses.

Fusion Fuel can benefit from competition as the market grows as such competition may drive down costs and promote continued innovation for externally sourced components and systems. For example, the hydrogen piping and storage systems at each of Fusion Fuel’s hydrogen plants are externally sourced and a general increased interest in the hydrogen market may lead to further improved products or reduced prices from Fusion Fuel’s suppliers.

Regulations & Certifications

Fusion Fuel’s DC-PEHG system comprises two major components: the photo-electro component where the photon to electron conversion process takes place, and the electrochemical component, where the electrolysis process takes place.

In respect of the electrolysis process for extracting hydrogen, Portugal introduced legislation at the end of August 2020 regarding the security of the processes such as generating, distributing and blending hydrogen with natural gas. This legislation also covers the licensure requirements of Green Hydrogen projects developed by official entities like DGEG (Direção Geral de Energia) from the Portuguese Government, LNEG (National Laboratory) and others. Fusion Fuel is compliant with these regulations and will continue to monitor any future developments to ensure continued compliance.

In respect of the photo-electro component, the MagP photo-electro system is CE marked, which is a certification that confirms conformity with health, safety and environmental protection standards for products sold within the European Economic Area, in accordance with IEC 62108, which specifies requirements and implements a series of tests for design qualification and type approval of CPV modules and assemblies suitable for long-term operation in general open air climates.

The MagP photo-electro system is in the process of achieving conformity with the following certification marks:

●	IEC 62760, which specifies requirements for determining the energy output and performance ratio for CPV modules, arrays, assemblies and power plants using an on-sun, measurement-based method. This certification standard defines the procedure that should be used to rate the power on the CPV modules.

●	IEC 62688, which is a safety standard that describes the fundamental construction and testing requirements for CPV modules and assemblies to provide safe electrical and mechanical operation during their expected lifetime.

The Fusion Fuel electrochemical part is in the process of achieving conformity with the following certifications:

●	ISO 22734, which defines the construction, safety and performance requirements of packaged or factory-matched hydrogen gas generation appliances (such as the Hydrogen Generator) using electrochemical reactions to electrolyze water to produce hydrogen gas and oxygen gas.

●	Pressure Equipment Directive (PED) 2014/68/EU (formerly 97/23/EC), which establishes standards for the design and fabrication of pressure equipment (such as steam boilers, pressure vessels, piping, safety valves and other components and assemblies subject to pressure loading) over one liter in volume and having maximum pressure more than 0.5 bar gauge. This certification standard also sets the administrative procedure requirements for the “conformity assessment” of pressure equipment for placement of the technology in the European market without local legislative barriers.

●	Low Voltage Directive (LVD) 2006/95/EU, which provides common objectives for safety regulations to allow electrical equipment approved in any EU member country to be accepted in all other EU countries. This certification standard does not provide any specific technical standards that must be met, but instead relies on the IEC technical standards for the production of safe products.

●	ATEX Directive 94/9/EC, which is a legal requirement in all European member states. Any equipment or protective system intended for use in potentially explosive atmospheres must comply with these requirements.

All of the above-listed certification standards have required tests, and Fusion Fuel will need to provide proof of testing and a responsibility letter of the Fusion Fuel Executive Board to the relevant test administrators in order to be compliant. If a technology does not pass a particular test, a report is issued and the technology can be adapted and retested until it is brought into compliance. Each test costs somewhere between €60,000 to €80,000. Fusion Fuel will engage an authorized third party to assist with the process of achieving conformity with these certifications.

Fusion Fuel must conform with each of these certification standards in order to install its various projects, the first being the Evora Project. The DC-PEHG system was developed and designed to account for these various standards and requirements and we believe it will pass each required test.

Additionally, Fusion Fuel expects that there will be new standards and technical requirements that will standardize the production, transportation and use of hydrogen and to manage the integration of hydrogen in natural gas networks. We intend to comply with each new standard or requirement applicable to our products and services.

Raw Materials and Suppliers

Fusion Fuel Portugal has entered into a production contract with MagP to purchase pre-determined volumes of CPV materials to be confirmed at the start of each year. This ensures that Fusion Fuel will have a guaranteed minimum product supply from an experienced manufacturer to support its ability to deliver against its business plan. This makes MagP a strategic supplier, both of its own CPV technology and of the component parts necessary to build Fusion Fuel’s DC-PEHG. Over 4,200 Hydrogen Generators are expected to be built in partnership with MagP.

Some of the materials supplied by MagP are core to its own solar business, and to the extent that there would be any impacts on supply in respect of those materials, MagP will inform Fusion Fuel of such supply impacts. Such materials can be sourced from other suppliers, but sourcing from third parties could result in disruptions to supply and increased costs to Fusion Fuel, as certain components are customized to particular specifications that a new supplier would need to adopt and scale (see the section of this Annual Report titled “Risk Factors — Our ability to develop new products and enter into new markets could be negatively impacted if we are unable to identify suppliers to deliver new materials and components on a timely basis.”). Other materials supplied by MagP are only used in the production of Fusion Fuel’s DC-PEHG, and to the extent that there would be any impacts on supply in respect of such materials, Fusion Fuel and MagP intend to work collaboratively to address any such supply risks and identify replacement suppliers.

Other than the materials sourced from MagP, most components and materials essential to Fusion Fuel are generally available from multiple sources, with a few exceptions. Fusion Fuel believes there are component suppliers and manufacturing vendors whose loss to Fusion Fuel could have a material adverse effect upon Fusion Fuel’s business and financial condition. The loss of such suppliers would require Fusion Fuel to source new suppliers, incur delays as any such suppliers adapt to our specification requirements, and conduct testing on the product rendered by such new suppliers to ensure the fitness of such product.

Fusion Fuel, together with MagP, is also discussing with key suppliers coordinated product plans, strategic inventories, and internal and external manufacturing schedules and levels. Historically, MagP has not experienced significant delays in the supply or availability of key raw materials or components provided by suppliers, nor have they experienced unforeseeable price surges for raw materials or components. Fusion Fuel does not anticipate any such delays or significant price increases in 2021.

Research and Development

Given the nascent stage of the Green Hydrogen industry, we believe that continuous R&D in all aspects regarding product development, manufacturing process and material sourcing are key to maintain industry competitiveness and relevance. With that mind set, Fusion Fuel’s R&D department is tasked with developing continuous improvements to existing products and services, as well as developing new related products and services.

Fusion Fuel Portugal filed its first patent, the “Direct Coupled Water Hydrogen Generator for Hydrogen Generation from Concentrated Sunlight”, on March 10, 2020, which was submitted on August 3, 2020 with International Patent Submission Number PCT/IB2020/05733. Fusion Fuel Portugal filed its second patent called “Floating Guiding Flow Plate for Electrochemical Cells” which was submitted on October 14, 2020 with the International Patent Submission Number PAT/116826A. Fusion Fuel Portugal plans to file two provisional patents in the first half of 2021 called “Oxygen evolution reaction without gas diffusion layer on an PEM electrolysis cell” and “UPP design to reduce inter-cell mismatch”, respectively.

Fusion Fuel also benefits from exclusive use of MagP’s intellectual property and CPV products when it relates to the production of hydrogen. This is a close collaboration between the firms that extends to R&D as well given that the compatibility of both companies’ products is important for the final product manufacturing.

The majority of Fusion Fuel’s expenses at this stage come from patent filings and registrations in all relevant markets, as well as the projected personnel costs associated with the R&D department.

Human Capital Resources

Jeffrey Schwarz is the non-executive Chairman of the Board of Parent. The executive team is composed of Jaime Silva (Chief Technology Officer), João Teixeira Wahnon (Head of Business Development) and Frederico Figueira de Chaves (Chief Financial Officer).

Fusion Fuel has a total of 19 employees and continues to grow its team across all areas in 2021. The senior management team entered into managing agreements with Fusion Fuel Portugal as of August 5, 2020, which took effect on October 1, 2020 (and are in the process of being updated to reflect the senior management team’s engagement by Parent rather than Fusion Fuel Portugal), four non-management employees from outside the organization have been hired by Fusion Fuel, and four non-management employees are currently dedicated to Fusion Fuel from MagP’s payroll and will formally transfer from MagP to Fusion Fuel, effective as of January 1, 2021.

We believe the measures being taken are sufficient to ensure Fusion Fuel’s business plan can be met. Fusion Fuel’s employment contracts include confidentiality, non-disclosure and non-competition clauses to protect the firm and its intellectual property. Fusion Fuel has also engaged a headhunter in Portugal to aid in the search of specific talent related to R&D team requirements.

Seasonality

Fusion Fuel’s business lines can be impacted by seasonality effects. In terms of business development there are certain holiday periods that slow down negotiations and discussions with counterparts and clients, potentially also impacting the supply chain. In addition, revenues from Fusion Fuel’s owned and operated hydrogen plants may be impacted by seasonality as solar radiation varies throughout the year and that can lead to variances in hydrogen sale revenues month on month.

JOBS Act

Parent is an “emerging growth company” and, under the JOBS Act, will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. Parent has elected to delay the adoption of new or revised accounting standards, and as a result, Parent may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As such, the consolidated financial statements for Parent may not be comparable to companies that comply with public company effective dates.

Parent could remain an emerging growth company until the last day of Parent’s fiscal year following the fifth anniversary of HL’s initial public offering, or December 31, 2023. However, if Parent’s annual gross revenue is $1.07 billion or more, if its non-convertible debt issued within a three year period exceeds $1 billion or the market value of its ordinary shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, Parent would cease to be an emerging growth company as of the following fiscal year.

C. Organizational Structure

The following chart illustrates the organizational structure of us and our subsidiaries as of the date of this Annual Report:

D. Property, Plants and Equipment

Fusion Fuel Portugal entered into a Sub-Lease Agreement with MagP, a related party, on September 25, 2020. The Sub-Lease Agreement provides that MagP shall sub-lease a portion of the property that it leases from Siemens, S.A. to Fusion Fuel Portugal for an initial term of three years, with automatic renewal for additional terms of three years until either party notifies the other party of its intention not to renew. The initial monthly rent is €7,430.40 per month, which constitutes €5.60 per square meter for 1.184 square meters of office space and €800 for parking plots. The monthly rent will be reviewed and reevaluated on an annual basis. Rent commenced on October 1, 2020, and will be payable for the duration of the Sub-Lease Agreement in advance on the first day of each month. The Sub-Lease Agreement was terminated on December 31, 2020 and no payments are outstanding.

A description of Fusion Fuel’s material tangible fixed assets and its material plans to develop and install Green Hydrogen plants is included in this Annual Report in the sections titled “Business Overview” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis (this “MD&A”) provides information concerning our financial condition and results of operations for the fiscal years ended December 31, 2020 and 2019 and should be read in conjunction with our audited consolidated financial statements and the related notes included in Item 17 of this Annual Report, “Financial Statements.”

The following discussion contains forward-looking statements that reflect our future plans, estimates, belief, and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed elsewhere in this Annual Report, particularly in Item 3.D of this Annual Report, “Risk Factors,” and in “Cautionary Note Regarding Forward-Looking Statements.” In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

Recent Developments

Business Combination

On December 10, 2020, Parent completed a business combination pursuant to the Business Combination Agreement, which Parent entered into on August 25, 2020, with HL, Fusion Fuel Portugal, Merger Sub, and the former Fusion Fuel Shareholders. Pursuant to the Business Combination Agreement, on December 10, 2020 (i) the Merger occurred, whereby Merger Sub merged with and into HL, with HL being the surviving entity of the Merger and becoming a wholly-owned subsidiary of Parent, and (ii) the Share Exchange occurred, whereby Parent acquired all of the issued and outstanding shares of Fusion Fuel Portugal, resulting in Fusion Fuel Portugal and HL becoming wholly-owned subsidiaries of Parent and the securityholders of Fusion Fuel Portugal and HL becoming securityholders of Parent. Immediately following the closing of the Transactions, Parent consummated the closing of a series of subscription agreements with the PIPE Investors for the sale in a private placement of 2,450,000 Class A Ordinary Shares at a price of $10.25 per share for gross proceeds to Parent of approximately $25.1 million.

COVID-19

The COVID-19 pandemic has resulted in governmental authorities worldwide implementing numerous measures to contain the virus, including travel restrictions, quarantines, shelter-in-place orders, and business limitations and shutdowns. More generally, the pandemic raises the possibility of an extended global economic downturn and has caused volatility in financial markets.

The COVID-19 pandemic has not had a material effect on Fusion Fuel’s business, but we cannot assure you that it will not materially affect Fusion Fuel’s business in the future. Although Fusion Fuel has been able to maintain some of its operations during the pandemic and has maintained its engagements with suppliers, other operations have been delayed or suspended under applicable government orders and guidance, including delays or disruptions in Fusion Fuel’s research and development, sales, marketing, installation and operations and maintenance activities. Further although Fusion Fuel’s affected manufacturing facilities continue to operate while these orders are in effect and Fusion Fuel’s business activities have not been materially impacted to date, Fusion Fuel cannot provide assurances that the COVID-19 pandemic or additional governmental actions in response thereto will not further impact operations. Fusion Fuel has been and will continue monitoring and adjusting as appropriate its operations in response to the COVID-19 pandemic.

Overview

Parent serves as a holding company for the Fusion Fuel business. Fusion Fuel’s mission is to produce hydrogen with zero carbon emissions, thereby contributing to a future of sustainable and affordable clean energy and the reversal of climate change. Fusion Fuel produces Green Hydrogen with components built in-house and in partnership with MagP, an entity that is majority-owned by Fusion Welcome, and using the know-how and accumulated experience of its team’s strategic and continuous investment in R&D around solar technologies. The collaboration with MagP is intended to secure production capacity of certain CPV solar tracking materials for projects through 2021, and to complement in-house production capacity of such materials for projects for 2022 and thereafter.

Fusion Fuel’s business plan includes the sale of technology to parties interested in generating Green Hydrogen at an attractive cost (including to natural gas networks, ammonia producers, oil refineries, and other similar customers), the development of hydrogen plants to be operated by Fusion Fuel and active management of the portfolio of such hydrogen plants as assets, and the sale of Green Hydrogen as an output with pre-defined HPAs.

To date, Fusion Fuel’s business activity has been primarily financed by Fusion Welcome, MagP, and the business combination with HL. Fusion Fuel expects both its capital and operating expenditures will increase significantly in connection with its ongoing activities, as Fusion Fuel:

●	constructs manufacturing facilities and purchases related equipment;

●	commercializes the Hydrogen Generators and hydrogen plants;

●	continues to invest in its technology;

●	increases marketing and business development activities, including travel costs and industry association membership fees;

●	maintains and improves its operational, financial and management information systems;

●	hires and transfers key personnel from MagP;

●	maintains, expands, and protects its intellectual property portfolio;

●	operates as a public company.

A. Operating Results

Parent has generated no revenue to date. From Fusion Fuel Portugal’s inception in 2018 until the completion of the Transactions on December 10, 2020, all R&D activity performed with regards to hydrogen technology was conducted by its sister company, MagP.

For the twelve months ended December 31, 2020, Parent generated net loss of approximately € (183) million, primarily consisting of operating costs of €183 million, which are due to listing expenses of the transactions of approximately €177 million, administration expense of approximately €3 million, shared based payment expense of approximately €1 million and €0.6 million of other expenses.

For the year ended December 31, 2019, Fusion Fuel Portugal generated net loss of €(0.2) million, consisting of operating costs of € 0.2 million related to the expenses associated with establishing basic company functions, such as freight costs, office supplies and travel expenses, and net interest of €(99) related to a foreign exchange loss.

For the years ended December 31, 2020 and 2019, there was no cost of revenue. Once Fusion Fuel commences internal commercial production, cost of revenue is expected to include direct parts, material and labor costs, manufacturing overhead, including amortized tooling costs and depreciation of facilities, cost of hydrogen production, shipping and logistics costs and reserves for estimated warranty expenses. Prior to internal commercial production, cost of revenue will mostly be driven by outsourcing of production in 2020 and 2021.

For the year ended December 31, 2020 and 2019, R&D expenses have been primarily paid for by Fusion Welcome and its affiliates, including:

●	Fees paid to third parties such as consultants and contractors for outside development;

●	Expenses related to materials, supplies and third-party services;

●	Personnel-related expenses, including salaries, benefits, and stock-based compensation expense, for personnel in the engineering and research functions;

●	Depreciation for prototyping equipment and R&D facilities.

We expect R&D costs to increase for the foreseeable future due to continued investment in R&D activities to achieve our business plans.

Parent intends to fund the initial activities of the Fusion Fuel business using grant money and its own reserve of capital (specifically, capital from the Transactions and PIPE Investment). The Evora Project has an anticipated capital expenditure amount of €4.2 million, and Fusion Fuel Portugal expects to receive a FAI grant of around €1.5 million to support this project. The remainder of the Evora Project will be financed using Parent’s capital, and Parent expects to collect tax credits for such capital investment. The Sines 1 Project will initially be financed by Parent’s capital. Once construction on the Sines 1 Project is completed, Fusion Fuel Portugal will seek project financing for approximately 70-80% of the cost of the Sines 1 Project, as financial institutions are requiring Fusion Fuel Portugal to demonstrate performance before extending any funds. Fusion Fuel Portugal expects to finance the Sines 1 Project over the first 15 years of the 25-year project.

Key Factors Affecting Operating Results

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this Annual Report titled “Risk Factors.”

Business Combination and Public Company Costs

On December 10, 2020, we consummated the business combination among Parent, HL, and Fusion Fuel Portugal. Fusion Fuel Portugal was deemed the accounting predecessor of the Parent and the successor SEC registrant, meaning that Fusion Fuel Portugal’s financial statements for previous periods will be disclosed in Parent’s periodic reports filed with the SEC.

The most significant change in Parent’s reported financial position and results were an increase in cash (as compared to Fusion Fuel Portugal’s consolidated balance sheet at June 30, 2020) of $54 million. Total non-recurring transaction costs were approximately $6 million.

As a consequence of the Transactions, Parent became an SEC-registered public company and its Class A Ordinary Shares and Warrants are listed on Nasdaq, which has required Parent and Fusion Fuel Portugal, as the operating company, to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Parent and Fusion Fuel Portugal each expect to incur additional annual expenses as a result of Parent becoming an SEC-registered and Nasdaq-listed public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Launch of Fusion Fuel’s Hydrogen Generator and First Green Hydrogen Plants

Fusion Fuel expects to derive revenue from the development of its first Green Hydrogen plant, which project is known as the Evora Project. Prior to installing any Hydrogen Generators, Fusion Fuel is required to obtain all the construction permits, hydrogen production licenses and land rental agreements (the “Plant Permits”) for any such plant. With this first plant for the Evora Project, the Green Hydrogen created will be blended into the natural gas distribution network operated by a local natural gas provider subject to an HPA that has not yet been negotiated. Any excess hydrogen produced that is not consumed by the natural gas network will be used to generate electricity through a fuel cell, that is openly available on the market from third party providers, and fed into the local electric grid.

After the completion of the Evora Project, Fusion Fuel will begin construction work on its second and larger hydrogen plant, which project is known as the Sines 1 Project, which, in addition to requiring the same Plant Permits, is also expected to require around €23 million of capital expenditure. Fusion Fuel expects to secure financing for the Evora Project and the Sines 1 Project after their completion.

Any delays in the successful completion of both projects will impact the ability to generate revenue consistent with the projections in Fusion Fuel’s business plan.

Fusion Fuel has received interest in its technology both from parties interested in developing their own hydrogen production plants as well as parties interested in purchasing Green Hydrogen as an end product. This interest comes from companies both within and outside of Portugal. Fusion Fuel expects the pipeline of projects to be an indicator of future performance.

Critical Accounting Policies and Estimates

The financial statements have been prepared in accordance with IFRS accounting standards. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported expenses incurred during the reporting periods.

Any estimates are based on historical experience and on various other factors that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

While our significant accounting policies are more fully discussed in our consolidated financial statements included in this Annual Report, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

The valuation of the Group’s derivative financial instruments, namely the warrants, requires the use of option pricing models or other valuation techniques. Measurement of warrants with exercise prices denominated in US dollars that are not tradeable is based on current market prices, adjusted by an illiquidity factor. Significant assumptions related to derivatives are disclosed in note 15.

In accordance with IAS 36, Impairment of Assets, management assesses the recoverability of Intellectual Property annually as they are currently deemed to be intangible assets with indefinite useful lives. Further details on the assessment for 2020 can be found in notes 2.s. and 3 of the financial statements

This section should be read in conjunction with note 3 of the financial statements.

B. Liquidity and Capital Resources

As indicated in the accompanying audited financial statements of Parent, at December 31, 2020, Parent had a cash position of approximately €58 million, assets of approximately €60 million, liabilities of approximately €55 million and no open tax obligations. Our cash position was funded primarily from the net proceeds generated from the HL Acquisitions merger and the PIPE Financing that closed on Dec. 10, 2020.

Parent’s assets, in addition to cash and cash equivalents, consist of advances to suppliers in the amount of approximately €2.2 million, which consists mostly of retainer fees for contracted services related to the transaction with HL, and VAT credit with state authorities in the amount of €0.5 million. Parent’s liabilities consist of accounts payable to suppliers in the amount of €1.8 million, accruals in the amount of approximately € 0.3 million, and warrants in the amount of approximately €53 million. The Group has no external debt as of December 31, 2020.

As of December 31, 2020, a subsidiary of the Group had entered into purchase commitments to pay up to €2.35 million and €0.87 million, respectively, to a related-party to deliver equipment, materials and assembling services in relation the “Greengas” and “H2Evora” Projects.

Management is of the opinion that the company’s working capital is sufficient for its planned operations as per its business plan for the following 12 months and that its capital position, in combination with future expected earnings, are enough to support itself beyond the next 12 months without needing the conversion of additional warrants or capital raise. Any changes to the business plan or industry developments may require re-evaluation of this opinion and we may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities or through strategic collaborations and partnerships.

C. Research and Development, Patents and Licenses, Etc.

Fusion Fuel’s industry and business require continuous innovation and improvement. To this end, the R&D team has already designed the next two generations of the Hydrogen Generator which will be developed. This innovation aims at not only improving the efficiency of the product, but also reducing the costs of production. Continuous R&D is a core part of the ongoing strategy for Fusion Fuel. For more information about Fusion Fuel’s R&D, see Item 4 “Business Overview – Research and Development,” which is incorporated herein by reference.

D. Trend Information

Other than the risks described in Item 3.D. “Risk Factors” of this Annual Report, which are incorporated by reference herein, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2019 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

Parent does not have any off-balance sheet arrangements as of December 31, 2020.

F. Contractual Obligations

As of December 2020, the Company´s Chief Financial Officer, Frederico Figueira de Chaves, had made payments on behalf of Fusion Fuel in the total amount of €144,396.60 ($171,398.15), related to several operating and audit costs. The outstanding amount was paid in December 2020.

By the end of December 2020, the Group has repaid part of the shareholder loan in the amount of €10,000.00 (€2,000.00 still outstanding) owned to Fusion Welcome (renamed to Negordy, S.A. subsequent to year end and an independent company to Fusion Welcome-Fuel SA) and also €74,387.02 related with payments made on behalf of Fusion Fuel during the year. These amounts were paid in December 2020.

Fusion Fuel Portugal has two contracts with MagP, which is a related party to the management team and the Fusion Fuel Portugal founders. The first contract is a Sub-Lease Agreement for certain office and laboratory space to be used by Fusion Fuel employees. The total cost of the lease is €7,430.40 per month for 1.184 square meters of office space and parking plots. The Sub-Lease Agreement was terminated on December 31, 2020 and no payments are outstanding. The second contract is an IP Transfer Agreement whereby MagP transferred all intellectual property rights to the intellectual property associated with the CPV solar trackers used in Fusion Fuel’s Hydrogen Generators. In addition, with this contract Fusion Fuel acquired rights to all MagP intellectual property relating to the technology associated with the Trackers, including all registrations, designs, software, domain names and any other materials along with production processes, customer relationships and an organized workforce. The total consideration to be paid by Fusion Fuel Portugal includes €1,000,000 for all rights to the technology to be paid in quarterly installments over one year, which commenced upon completion of the Transactions with the payment of the initial installment of €250,000, and a single payment of €900,000 for product and technology development costs, which was paid on the completion of the Transactions. Each such amount is subject to applicable VAT charges. Currently Fusion Fuel has the right to use such intellectual property, but will not have full ownership of such intellectual property until all such payments are made.

Fusion Fuel Portugal has a Production Agreement with MagP pursuant to which MagP guarantees a supply of all materials and installations for the CPV solar trackers used in Fusion Fuel’s Hydrogen Generators over a three-year period. Fusion Fuel does not have any financial obligations under this contract, contingent or otherwise, as the contract provides that MagP and Fusion Fuel are to agree to a production schedule each January which will establish the number of Trackers and the fixed cost per Tracker to be supplied by MagP in such year. Once the order has been placed then Fusion Fuel has a financial obligation to pay for those orders. Fusion Fuel has not submitted any purchase orders to MagP as of December 31, 2020, and as of such date there were no outstanding financial obligations under the Production Agreement. In January 2021, Fusion Fuel placed an order for 600 units to be supplied during this year. Fusion Fuel Portugal also has two project contracts with MagP regarding the production of the units required for the two phases of the Evora project being developed, and there were payments related to these contracts in December of 2020. For more information relating to the contracts with MagP, see “Related Party Transactions.”

Fusion Fuel Portugal engaged the following law firms and agents related to the Transactions: Feinberg Hanson LLP in the United States, Arthur Cox LLP in Ireland, Lisbon Law in Portugal and also has engaged Bruno Knudsen as a broker for fundraising as of May 1, 2020. Amounts due to these firms were repaid upon consummation of the Transactions.

On August 13, 2020, Parent and HL jointly engaged Fearnley Securities Inc. (“Fearnley”) as joint lead manager in connection with the private placement of Class A Ordinary Shares. As of August 25, 2020, Parent entered into subscription agreements with the PIPE Investors to issue an aggregate of 2,450,000 Class A Ordinary Shares at a price of $10.25 per share, for aggregate gross proceeds to Parent of $25,112,500. On December 10, 2020, in connection with the consummation of the Transactions, Fearnley was paid an aggregate of $944,476, which represented a success fee of 3.5% of the gross proceeds received from sale of the Class A Ordinary Shares by Fearnley, and an additional 50% of 3.5% of the gross proceeds received from the sale of Class A Ordinary Shares introduced by persons other than Fearnley, an additional discretionary fee of 0.25% of the aggregate gross proceeds received from the sale of the Class A Ordinary Shares, and reimbursement of Fearnley’s legal expenses.

Parent does not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2020.

G. Safe Harbor

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. See “Forward-Looking Statements” included elsewhere in this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this Annual Report.

Name	Age	Position
Jeffrey E. Schwarz	62	Chairman of the Board(1)(2)(3)
Frederico Figueira de Chaves	37	Chief Financial Officer and Director
João Teixeira Wahnon	51	Chief of Business Development and Director
Jaime Silva	53	Chief Technology Officer and Director
António Augusto Gutierrez Sá da Costa	72	Director(1)(2)(3)
Rune Magnus Lundetrae	44	Director(1)(2)(3)
Alla Jezmir	40	Director(1)(2)(3)

(1)	Member of the Audit Committee
(2)	Member of the Nominating Committee
(3)	Member of the Compensation Committee

Jeffrey E. Schwarz became the Chairman of the Board of Directors of Parent on December 4, 2020, which was the date that Parent’s board of directors approved the closing of the Transactions. Mr. Schwarz served as the Chief Executive Officer and Chairman of the Board of HL from HL’s inception in February 2018 through the consummation of the Transactions on December 10, 2020. Mr. Schwarz is the Co-Founder of Metropolitan Capital Advisors, Inc., a New York-based money management firm founded in 1992. Mr. Schwarz served as Metropolitan’s Chief Investment Officer from the firm’s inception until his retirement in 2012. Since 2012, Mr. Schwarz has served as the Managing Member of Metropolitan Capital Partners V LLC, the investment vehicle of the Schwarz family office. Mr. Schwarz serves as the Co-Chairman of the Board of Bogen Corporation, a telecommunications equipment provider. He also serves as the Co-Chairman of the Board of Bogen Communications International Inc., which is the ultimate corporate parent of Speech Design GmbH, a global provider of messaging services to telecom carriers. Mr. Schwarz previously served as the Chairman of the Board of Molopo Energy Ltd., an Australian Stock Exchange listed, Calgary, Alberta-based oil and gas exploration and production company, and as a member of the Board of Directors of Cyberonics Inc., a Nasdaq listed medical device company. Mr. Schwarz received a BS in Economics (Summa Cum Laude) and an MBA from the Wharton School of the University of Pennsylvania. We believe Mr. Schwarz is well-qualified to serve as a director due to his contacts and business experience.

Frederico Figueira de Chaves became the Chief Financial Officer and a Director of Parent on June 18, 2020. Mr. Figueira de Chaves is the acting Chief Financial Officer of Fusion Fuel Portugal as one of its directors since the beginning of 2020. He has been a shareholder and member of the Board of Directors of Fusion Welcome, S.A. since 2018 and Fusion Fuel Portugal since its reorganization as an S.A. in 2020. He is also is a member of Key Family Holdings Investments, a minority shareholder of Fusion Fuel Portugal and Fusion Welcome, S.A. From 2006 to the end of 2019, Mr. Figueira de Chaves held various senior positions (Managing Director level) at UBS AG, including UBS Asset Management Head of Sales Management & Marketing, AM Head of Wealth Management Distribution, Chief of Staff to Asset Management CEO, Chief of Staff to UBS Group COO & Head of EMEA, among others. Mr. Figueira de Chaves holds a master’s degree in Economics from Edinburgh University. We believe Mr. Figueira de Chaves is well-qualified to serve as a director due to his experience in developing and running new business lines at UBS AG, his financial services background and network, and his knowledge of the Fusion Fuel strategy, business and supply chain.

João Teixeira Wahnon became a Director of Parent on June 18, 2020 and became the Chief of Business Development as of December 10, 2020, the closing date of the Transactions. Mr. Teixeira Wahnon co-founded Fusion Welcome, S.A., and has served as Head of Business Development for each of Fusion Welcome, S.A., Fusion Fuel Portugal and MagP Inovação, S.A. since 2015. Prior to working with Fusion Welcome, S.A., Mr. Teixeira Wahnon was an Executive Director of MagPower from 2009 until it ceased operations around 2014. From 2005 to 2008 he was a Business Development Advisor to the Board of Directors at Somague Ambiente SGPS S.A., a water treatment and supply company in Portugal, and from 1994 to 2004 he was a Director at Somague Engineering S.A., an engineering and construction company in Portugal, and was responsible for civil works negotiations. He holds a Degree in Engineering from the Instituto Superior Técnico of Lisbon. We believe Mr. Teixeira Wahnon is well-qualified to serve as a director due to his experience in the green energy space, his extensive knowledge of the Fusion Fuel business and his broad network of contacts in the renewable energy business and industry in Europe, the Middle East, Northern Africa and the United States.

Jaime Silva became the Chief Technology Officer and a Director of Parent as of December 10, 2020, the closing date of the Transactions. Mr. Silva co-founded Fusion Welcome, S.A. and has served as Chief Technology Officer and executive officer of each of Fusion Welcome, S.A., Fusion Fuel Portugal and MagP Inovação, S.A. since 2015. Prior to founding Fusion Welcome, S.A., Mr. Silva co-founded MagPower — Soluções de Energia S.A., a CPV solar company (“MagPower”), and served as its Chief Technology Officer from inception in 2007 until it ceased operations around 2014. MagPower created the foundation to the CPV solar technology currently used by MagP Inovação, S.A., and pays royalties to MagPower on all sales of the CPV solar technology, including the sales to Fusion Fuel. Prior to MagPower, Mr. Silva was founder and CEO of Margina — Industria Metalomecânica S.A. — Metallurgic Industry, and before that founder and CEO of Imediata — Comunicações e Multimédia S.A., a multimedia kiosk technological company. Mr. Silva holds a master’s degree in management and a master’s degree in telecommunications each from the University of Porto, and a degree in Electrical Engineering from the University of Porto. We believe Mr. Silva is well-qualified to serve as a director due to his experience in the green energy space, his extensive knowledge of the Fusion Fuel business and his technical and scientific knowledge in this space as the developer of Fusion Fuel’s hydrogen electrolyzer.

António Augusto Gutierrez Sá da Costa became a Director of Parent as of December 4, 2020, which was the date that Parent’s board of directors approved the closing of the Transactions. Mr. Gutierrez Sá da Costa currently serves as the President of EREF, the European Renewable Energy Federation, and has been in such role since May 2018. He served as the President of Associação Portuguesa de Energias Renováveis (APREN), Portugal’s renewable energy association, from 2002 to March 2019. Since his retirement from APREN, Mr. Gutierrez Sá da Costa has provided advice on a consulting basis concerning the development and consumption of renewable energy. Mr. Gutierrez Sá da Costa has an engineering degree as a Civil Engineer in Hydraulics from the Instituto Superior Técnico Lisbon University (Portugal), a Master of Science in Water Resources from the Massachusetts Institute of Technology, and a PhD in Water Resources from the Massachusetts Institute of Technology. We believe Mr. Gutierrez Sá da Costa is well qualified to serve as a director due to his contacts and his experience in the renewable energy industry across Europe and his understanding of the scientific processes involved in the business.

Rune Magnus Lundetrae became a Director of Parent as of December 4, 2020, which was the date that Parent’s board of directors approved the closing of the Transactions. Mr. Lundetrae served as a member of HL’s board of directors from June 2018 to December 10, 2020. From December 2016 to December 2019, Mr. Lundetrae served as the Deputy Chief Executive Officer and Chief Financial Officer of Borr Drilling Ltd., the world’s largest premium jack-up rig operator. From August 2015 to December 2016, Mr. Lundetrae was a Managing Director and Head of Oil Services of DNB Markets, the investment banking subsidiary of DNB, Norway’s largest financial services group. From 2012 to June 2015, he served as Chief Financial Officer of Seadrill Ltd, the world’s largest offshore driller. From 2010 to 2011, Mr. Lundetrae served as Chief Financial Officer of Scorpion Offshore, an international offshore drilling company based in Houston, Texas and listed on the Oslo Stock Exchange. Mr. Lundetrae began his career with KPMG Stavanger, an auditing firm. Mr. Lundetrae received a BA in Business Administration from the University of Newcastle Upon Tyne, a M.Sc in IS Management from the London School of Economics and a M.Sc of Accounting and Finance from the Norwegian School of Economics. He is qualified as a CPA in Norway. We believe Mr. Lundetrae is well qualified to serve as a director due to his contacts and business experience.

Alla Jezmir became a Director of Parent as of December 4, 2020, which was the date that Parent’s board of directors approved the closing of the Transactions. Ms. Jezmir is founding team member and Executive Vice President, Head of Corporate and Business Development at Earthrise Energy, a Washington, DC-based company focused on accelerating the energy transition, and has been in such role since January 2020. From 2013 to 2019, Ms. Jezmir served in progressively senior roles, most recently as Managing Director, at CCM, a clean energy investment firm supporting innovative companies and projects that improve the environmental and economic performance of buildings, and part of the CCM Group of Companies. From 2015 to 2019, Ms. Jezmir was Principal and founding team member of Traverse Venture Partners, an investment platform launched to catalyze the transformation to a more productive, flexible and efficient real estate. Prior to CCM and Traverse, she served as Project Manager in the Business Development group at AES Corporation from 2010 to 2012, where she facilitated the development of AES Corporation’s Global Gas Program, served on the Internal Review Team, and supported project development for the AES award-winning energy storage group. Previously, as Principal of the Green Portfolio at Calvert Impact Capital from 2009 to 2010, Ms. Jezmir led the organization’s Green Initiative, facilitating investments at the intersection of environmental sustainability and poverty alleviation. From 2009 to 2018, she was co-founder and Board Chair of EGG-energy, a social enterprise that provided energy services to Tanzanian households and small enterprises lacking access to the power grid. Ms. Jezmir holds an MBA from Harvard Business School, an MPA from the Harvard Kennedy School of Government, and a BSBA from Washington University in St. Louis. She serves on the Board of the Clean Energy Leadership Institute (CELI), is a Term Member at the Council on Foreign Relations and founding member of the Leadership Now Project. We believe Ms. Jezmir is well qualified to serve as a director due to her experience in the clean energy industry.

Parent’s board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office for the first class of directors, consisting of António Augusto Gutierrez Sá da Costa and Frederico Figueira de Chaves, will expire at Parent’s annual general meeting of shareholders in 2021. The term of office for the second class of directors, consisting of Rune Magnus Lundetrae and Alla Jezmir, will expire at Parent’s annual general meeting of shareholders in 2022. The term of office for the third class of directors, consisting of Jeffrey E. Schwarz, João Teixeira Wahnon, and Jaime Silva, will expire at Parent’s annual general meeting of shareholders in 2023.

B. Compensation

Executive Compensation

Fusion Fuel’s executive team, which includes Frederico Figueira de Chaves, Jaime Silva and João Teixeira Wahnon (the “Executives”), each have negotiated contracts with Fusion Fuel Portugal that were executed on or around August 5, 2020, and which took effect on October 1, 2020 (the “Managing Agreements” and each a “Managing Agreement”). Each Managing Agreement provides for an annual salary of €180,000, payable in twelve equal monthly installments, which commenced as of October 1, 2020. Prior thereto, Fusion Fuel’s executive team did not receive any form of compensation from Fusion Fuel Portugal. The Managing Agreements are governed by Portuguese law with an indefinite term and include confidentiality and non-competition provisions. Under the Managing Agreements, each Executive will be entitled to the use of a company car, health insurance under any insurance plan provided by Fusion Fuel Portugal from time to time, and eligibility under an equity incentive plan to be adopted by Parent. With effect from the beginning of 2021, the Executives have been engaged to perform their duties by Parent (rather than Fusion Fuel Portugal) and Parent and Fusion Fuel Portugal are in the process of formalizing this change to the contractual terms of their engagement.

Parent believes its executive compensation program is designed to align compensation with Parent’s business objectives and the creation of shareholder value, while enabling Parent to attract, motivate and retain individuals who contribute to the long-term success of its business.

Decisions on the executive compensation program will be made by the compensation committee of the board of directors of Parent. We anticipate that decisions regarding executive compensation will reflect our belief that the executive compensation program must be competitive in order to attract and retain our executive officers. We anticipate that the compensation committee of the board of directors of Parent will seek to implement our compensation policies and philosophies by linking a significant portion of our executive officers’ cash compensation to performance objectives and by providing a portion of their compensation as long-term incentive compensation in the form of equity awards.

Non-executive Director Compensation

Each of the non-executive directors of Parent have negotiated a contract with Parent that provides for annual cash compensation of €25,000. The chairman of the audit committee will receive an additional €10,000 annual cash compensation for such service, and the chairman of the board of directors will receive an additional €25,000 annual cash compensation for such service. The cash compensation will be payable quarterly in advance to Parent’s non-executive directors, and eligibility for equity compensation through an equity incentive plan to be adopted by Parent following the closing of the Transactions; provided that, while any member of the board of directors is also an executive officer, such individual is not eligible for any such non-executive compensation in addition to his or her executive compensation, which will be determined by the compensation committee of the board.

Separately, each non-executive member of the board of directors of Parent will be granted a total of 15,000 restricted Class A Ordinary Shares for every three-year term of service on the board of directors, which shall be issued at such time as the Board may notify the directors in writing. Such shares will be subject to a lock-up, with the transfer restrictions expiring at the rate of 5,000 shares per year. Parent intends to adopt an incentive compensation plan and will issue such shares from the plan. Prior to the plan’s adoption, Parent irrevocably committed to issue an aggregate of 40,000 shares to its non-executive directors as compensation for their service to Parent as follows: the Class I directors, whose term expires at Parent’s annual general meeting to be held in 2021, were granted the right to receive 5,000 shares on completion of a vesting period which shall not be subject to any lock-up; the Class II directors, whose term expires at Parent’s annual general meeting to be held in 2022, were granted the right to receive 10,000 shares on completion of a vesting period, 5,000 of which shall not be subject to any lock-up and 5,000 of which will be subject to a lock-up that expires at Parent’s annual general meeting held in 2021; and the Class III directors, whose term expires at Parent’s annual general meeting to be held in 2023, were granted the right to receive 15,000 shares on completion of a vesting period, 5,000 of which shall not be subject to any lock-up, 5,000 of which will be subject to a lock-up that expires at Parent’s annual general meeting held in 2021, and 5,000 of which will be subject to a lock-up that expires at Parent’s annual general meeting held in 2022.

C. Board Practices

Director Term of Office

Parent’s board of directors has three classes of directors with staggered terms, with each director serving for up to three years until his or her successor is designated and qualified. During such term, our shareholders will have no power to remove directors without cause. The directors have been assigned classes as follows:

António Augusto Gutierrez Sá da Costa	Class I
Frederico Figueira de Chaves	Class I
Rune Magnus Lundetrae	Class II
Alla Jezmir	Class II
Jeffrey E. Schwarz	Class III
João Teixeira Wahnon	Class III
Jaime Silva	Class III

Independence of Directors

As a result of its securities being listed on Nasdaq following consummation of the Transactions, Parent adheres to the rules of Nasdaq in determining whether a director is independent. The board of directors of Parent has consulted, and will consult, with its counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The listing standards of Nasdaq define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The parties have determined that Messrs. Schwarz, Lundetrae, Gutierrez Sá da Costa, and Ms. Jezmir are independent directors. Parent’s independent directors have regularly scheduled meetings at which only independent directors are present.

Risk Oversight

Parent’s board of directors oversees the risk management activities designed and implemented by Parent’s management. Parent’s board of directors executes its oversight responsibility both directly and through its committees. Parent’s board of directors also considers specific risk topics, including risks associated with Parent’s strategic initiatives, business plans and capital structure. Parent’s management, including its executive officers, are primarily responsible for managing the risks associated with operation and business of Parent and its subsidiaries and provide appropriate updates to the board of directors and the audit committee. Parent’s board of directors has delegated to the audit committee oversight of its risk management process, and its other committees will also consider risk as they perform their respective committee responsibilities. All committees report to Parent’s board of directors as appropriate, including when a matter rises to the level of material or enterprise risk.

Board Committees

We have separately standing audit, corporate governance and nominating and compensation committees.

Audit Committee Information

In connection with the consummation of the Transactions, Parent established an audit committee of the board of directors which consists of Ms. Jezmir, Mr. Lundetrae, Mr. Gutierrez Sá da Costa, and Mr. Schwarz (ex officio), each of whom is independent under the applicable Nasdaq listing standards. The audit committee adopted a written charter on December 4, 2020, which has been posted to Parent’s website at ir.fusion-fuel.eu/corporate-governance/governance-documents. The purpose of the audit committee is, among other things, to assist the Board in its oversight responsibilities relating to appointing, retaining, setting compensation of, and supervising Parent’s independent accountants, reviewing the results and scope of the audit and other accounting related services and reviewing Parent’s accounting practices and systems of internal accounting and disclosure controls.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors,” as defined for audit committee members under the exchange listing standards and the rules and regulations of the SEC, who are “financially literate.” “Financially literate” generally means being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, Parent will be required to certify to Nasdaq that the audit committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Mr. Lundetrae serves as the audit committee financial expert.

Nominating Committee Information

In connection with the consummation of the Transactions, Parent established a nominating committee of the board of directors comprised of Ms. Jezmir and Messrs. Lundetrae, Gutierrez Sá da Costa, and Schwarz (ex officio). Each member of the nominating committee is independent under the applicable listing standards. The nominating committee adopted a written charter on December 4, 2020, which has been posted to Parent’s website at ir.fusion-fuel.eu/corporate-governance/governance-documents. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on Parent’s board of directors.

Guidelines for Selecting Director Nominees

The nominating committee will consider persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in the nominating committee charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to Parent’s board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on Parent’s board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee will not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee Information

In connection with the consummation of the Transactions, Parent established a compensation committee of the board of directors. The compensation committee consists of Ms. Jezmir and Messrs. Lundetrae, Gutierrez Sá da Costa, and Schwarz (ex officio), each of whom is independent under the applicable Nasdaq listing standards. The compensation committee adopted a written charter on December 4, 2020, which has been posted to Parent’s website at ir.fusion-fuel.eu/corporate-governance/governance-documents. The purpose of the compensation committee is to facilitate the Board’s discharge of its responsibilities relating to reviewing and approving compensation paid to Parent’s officers and directors and administering Parent’s incentive compensation plans, including authority to make and modify awards under such plans.

Code of Ethics

On December 4, 2020, Parent adopted a Code of Ethics that applies to all of its employees, officers, and directors. This includes Parent’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of Parent’s Code of Ethics has been posted on Parent’s website at ir.fusion-fuel.eu/corporate-governance/governance-documents. Parent intends to disclose on its website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or Parent’s directors from provisions in the Code of Ethics. Information disclosed on Parent’s website is not a part of this Annual Report.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of Parent’s officers or employees. None of Parent’s executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of Parent’s board of directors or compensation committee.

Shareholder and Interested Party Communications

Prior to the consummation of the Transactions, Parent’s board of directors did not provide a process for shareholders or other interested parties to send communications to the board of directors of Parent because management believed that it was premature to develop such processes given the limited liquidity of the Class A Ordinary Shares at that time. However, management of Parent following the consummation of the Transactions may establish a process for shareholder and interested party communications in the future.

Indemnification Agreements

Parent has entered into separate indemnification agreements with its directors and executive officers. These agreements, among other things, require Parent and Fusion Fuel Portugal to jointly and severally indemnify Parent’s directors and executive officers as well as Fusion Fuel Portugal’s directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such director or executive officer in any action or proceeding arising out of their services as one of Parent’s or Fusion Fuel Portugal’s directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at Parent’s or Fusion Fuel Portugal’s request. We believe that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

D. Employees

For information about employees, see Item 4.B of this Annual Report, “—Human Capital Resources,” contained in this Annual Report and incorporated herein by reference.

E. Share Ownership

Disclosure relating to the share ownership is set forth in Item 7.A of this Annual Report, “Major Shareholders,” and such disclosure is incorporated herein by reference

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership based on 10,993,722 Class A Ordinary Shares outstanding and 2,125,000 Class B Ordinary Shares outstanding as of May 10, 2021, based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of the combined voting power of our outstanding Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class;

●	each of our officers and directors; and

●	all our officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Accordingly, beneficial ownership includes contingent shares, including the shares issuable upon satisfaction of certain earnout conditions set forth in the Business Combination Agreement (and shares underlying warrants issuable upon satisfaction of such earnout conditions), if the control over the satisfaction of such conditions lies with the holder of the shares. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner (1)[1]	Class A Shares	% of Class A Shares	Class B Shares	% of Class B Shares	% Total Voting Power
Officers and Directors
Jeffrey Schwarz (2)	1,560,133	13.09%	0	0.00%	11.11%
Rune Magnus Lundetrae	26,880	*	0	0.00%	*
Alla Jezmir	10,000	*	0	0.00%	*
João Teixeira Wahnon (3)	730,000	6.23%	80,750	3.80%	5.30%
Frederico Figueira de Chaves (4)	996,944	8.33%	206,125	9.70%	7.18%
Jaime Silva (5)	895,750	7.53%	163,625	7.70%	6.47%
António Augusto Gutierrez Sá da Costa	5,000	*	0	0.00%	*
All	4,224,707	35.56%	450,500	21.20%	30.37%

Greater than 5% Shareholders
Fusion Welcome, S.A. (6)	3,187,500	22.48%	1,593,750	75.00%	22.68%
Jeffrey Schwarz Children’s Trust (7)	587,041	5.13%	0	0.00%	4.33%
Wendy Schwarz (8)	795,086	6.85%	0	0.00%	5.79%
BNP Paribas Asset Management UK Ltd. (9)	1,204,839	10.96%	0	0.00%	9.18%
MAK Capital Fund LP (10)	1,669,924	13.89%	0	0.00%	11.81%

*	Less than 1%.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Fusion Fuel Green PLC, 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

(2)	Mr. Schwarz is the Chairman of the Board of Parent. Includes 910,892 Class A Ordinary Shares underlying Warrants and 15,000 Class A Ordinary Shares issuable as partial compensation for service as a non-employee director of Parent, pursuant to the director appointment agreement between Parent and Mr. Schwarz. Does not include shares held by Wendy Schwarz, Benjamin Schwarz, or the Jeffrey Schwarz Children’s Trust, a trust for the benefit of Mr. Schwarz’s children, because Mr. Schwarz has neither voting nor investment power over such shares. Mr. Schwarz disclaims beneficial ownership over such shares except to the extent of his pecuniary interest therein.

1 To be confirmed against current register of members as maintained by Continental/Link.

(3)	Mr. Teixeira Wahnon is the Chief of Business Development and a Director of Parent. Represents securities held by Numberbubble, S.A., an entity controlled by Mr. Teixeira Wahnon. Mr. Teixeira Wahnon disclaims beneficial interest of such securities except to the extent of his pecuniary interest therein. Includes 80,750 Class A Ordinary Shares underlying Warrants, 80,750 Class A Ordinary Shares issuable upon the conversion of Class B Ordinary Shares, 284,250 Class A Ordinary Shares which may be issued upon satisfaction of the earnout criteria in the Business Combination Agreement, 284,250 Warrants which may be issued upon satisfaction of the earnout criteria in the Business Combination Agreement, and 284,250 Class A Ordinary Shares underlying such Warrants.

(4)	Mr. Figueira de Chaves is the Chief Financial Officer and a Director of Parent. Represents securities held by Key Family Holding Investimentos e Consultoria de Gestão, Lda. (“KFH”), an entity jointly owned and controlled by Mr. Figueira de Chaves and his brother. Mr. Figueira de Chaves disclaims beneficial interest of such securities except to the extent of his pecuniary interest therein. Includes 206,125 Class A Ordinary Shares underlying Warrants, 206,125 Class A Ordinary Shares issuable upon the conversion of Class B Ordinary Shares, 284,250 Class A Ordinary Shares which may be issued upon satisfaction of the earnout criteria in the Business Combination Agreement, 284,250 Warrants which may be issued upon satisfaction of the earnout criteria in the Business Combination Agreement, and 284,250 Class A Ordinary Shares underlying such Warrants.

(5)	Mr. Silva is the Chief Technology Officer and a Director of Parent. Represents securities held by Magno Efeito, S.A., an entity jointly controlled by Mr. Silva and Márcia Vicente, Mr. Silva’s wife. Mr. Silva disclaims beneficial interest of such securities except to the extent of his pecuniary interest therein. Includes 163,625 Class A Ordinary Shares underlying Warrants, 163,625 Class A Ordinary Shares issuable upon the conversion of Class B Ordinary Shares, 284,250 Class A Ordinary Shares which may be issued upon satisfaction of the earnout criteria in the Business Combination Agreement, 284,250 Warrants which may be issued upon satisfaction of the earnout criteria in the Business Combination Agreement, and 284,250 Class A Ordinary Shares underlying such Warrants.

(6)	Represents securities held by Fusion Welcome, S.A. There are four shareholders of Fusion Welcome, S.A., none of which has voting or dispositive control over the securities held thereby. The voting and dispositive decisions regarding the portfolio securities of Fusion Welcome, S.A. require unanimous approval of shareholders of Fusion Welcome, S.A. The business address of Fusion Welcome, S.A. is Rua da Fábrica S/N, Almargem do Bispo, Portugal. Includes 1,593,750 Class A Ordinary Shares underlying Warrants and 1,593,750 Class A Ordinary Shares issuable upon the conversion of Class B Ordinary Shares.

(7)	The business address of the Jeffrey Schwarz Children’s Trust is 4142 Trenton Ave, Hollywood, FL 33026. Craig Frank is the trustee of the Jeffrey Schwarz Children’s Trust and holds voting and dispositive power over the securities held thereby. Mr. Frank disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. Includes 447,077 Class A Ordinary Shares underlying Warrants.

(8)	Includes 610,892 Class A Ordinary Shares underlying Warrants. Does not include shares held by Jeffrey Schwarz, Benjamin Schwarz, or the Jeffrey Schwarz Children’s Trust because Ms. Schwarz has neither voting nor investment power over such shares. Ms. Schwarz disclaims beneficial ownership over such shares except to the extent of her pecuniary interest therein.

(9)	The principal business address of BNP Paribas Asset Management UK Ltd. is 5 Aldermanbury Square, London, Ex2V 7BP, United Kingdom. Information derived from a Schedule 13G/A filed on February 9, 2021.

(10)	Includes 1,024,577 Class A Ordinary Shares issuable upon the exercise of Warrants. The Class A Ordinary Shares and Warrants are held by MAK Capital Fund LP (“MAK Fund”), of which MAK Capital One LLC (“MAK Capital”) serves as investment manager. Mr. Michael A. Kaufman is the managing member of MAK Capital. The principal business address of MAK Capital Fund LP is c/o Wakefield Quin, Victoria Street, Bermuda. The principal business address of MAK Capital and Mr. Kaufman is 590 Madison Avenue, Suite 2401, New York, NY 10022. Information derived from a Schedule 13G filed on February 16, 2021.

B. Related Party Transactions

Related Party Policy

Parent’s Code of Ethics, which was adopted on December 4, 2020, in connection with the consummation of the Transactions, requires Parent to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) Parent or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of Class A Ordinary Shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Parent requires each director and executive officer to annually complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

Parent’s audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent Parent enters into such transactions. Parent will not enter into any such transaction unless the audit committee and a majority of the disinterested “independent” directors determine that the terms of such transaction are no less favorable to Parent than those that would be available to Parent with respect to such a transaction from unaffiliated third parties. Additionally, in connection with the review and approval of such transactions, Parent’s board of directors will have access, at Parent’s expense, to Parent’s attorneys or independent legal counsel.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Related Party Transactions

Relationship with MagP

The shareholders and founders of Fusion Welcome founded MagP, a company that produces, installs, operates and maintains proprietary solar CPV technology. MagP is the successor to the business of MagPower, a company also founded by some of the founders of Fusion Welcome. Fusion Welcome is a 70% shareholder of MagP, and the remaining 30% of MagP is owned by other parties unrelated to Fusion Welcome or Fusion Fuel Portugal.

Fusion Fuel’s Hydrogen Generator incorporates CPV solar technology components that are produced by MagP and have been produced by MagP (or its predecessor MagPower) for several years. Fusion Fuel Portugal has three contracts with MagP. that are critical to its business: (1) the Production Agreement, (2) the IP Transfer Agreement and (3) the Sub-Lease Agreement.

Under the Production Agreement, MagP guarantees to supply to Fusion Fuel all materials and installations for 4,200 Trackers over a three-year period which commenced at the beginning of 2020 and expires at the end of 2022. MagP and Fusion Fuel are to agree to a production schedule each January which will establish the number of Trackers and the fixed cost per Tracker to be supplied by MagP in such year. MagP and Fusion Fuel have agreed to the following cost schedule:(i) the first 55 Trackers will be supplied by MagP at a cost of €50,000 per Tracker; (ii) the second 1,400 Trackers will be supplied by MagP at a maximum price of €21,000 per Tracker; (iii) the third 1,400 Trackers will be supplied by MagP at a maximum price of €18,200 per Tracker; and (iv) the final 1,400 Trackers will be supplied by MagP at a price to be defined but at a maximum price of €18,200 per Tracker. If Fusion Fuel does not place orders for at least the minimum amounts set forth above, MagP is released from its obligation to supply such amounts and can renegotiate lower production quotas. Fusion Fuel did not incur expenses under the Production Agreement during 2020. From January 1, 2021 through April 26, 2021, Fusion Fuel has incurred an aggregate of €3,085,727 for services provided by MagP under the Production Agreement.

Fusion Fuel Portugal entered into two contracts with MagP regarding the development of its Evora project, one for each phase of the project. The contracts include the production and delivery of units to the hydrogen plant and the warranties related to these units.

The IP Transfer Agreement transferred from MagP all intellectual property rights to the technology associated with the Trackers implemented in the Hydrogen Generators, will give Fusion Fuel full ownership of the products created by MagP as described in the IP Transfer Agreement, and provides that MagP will do all work associated with adapting its CPV module, solar tracker and other components required for its technology to be compatible with the Hydrogen Generators. Under the IP Transfer Agreement, the total consideration to be paid by Fusion Fuel includes €1,000,000 for all rights to the technology to be paid in quarterly installments over one year, which commenced upon completion of the Transactions with the payment of the initial installment of €250,000, and a single payment of €900,000 for product and technology development costs, which was paid on the completion of the Transactions. Each such amount is subject to applicable VAT charges. Currently Fusion Fuel has the right to use such intellectual property, but will not have full ownership of such intellectual property until all such payments are made. The first payments, of €900,000 and first installment of €250,000, of this agreement were made in December of 2020.

The Sub-Lease Agreement provides that MagP shall sub-lease to Fusion Fuel 1.184 square meters of the property that it leases from Siemens, S.A. which was executed and effective as of September 25, 2020. The Sub-Lease Agreement has an initial term of three years, with automatic renewal for additional terms of three years until either party notifies the other party of its intention not to renew. The initial monthly rent will be €7,430.40 per month, which constitutes €5.60 per square meter for 1.184 square meters of office space and €800 for parking plots, which will be reviewed and reevaluated on an annual basis. Rent commenced on October 1, 2020, and will be payable for the duration of the Sub-Lease Agreement in advance on the first day of each month. The Sub-Lease Agreement was terminated on December 31, 2020 and no payments are outstanding.

Related Party Loans

As of December 2020, the Company´s Chief Financial Officer, Frederico Figueira de Chaves, had made payments on behalf of Fusion Fuel in the total amount of €144,396.60 ($171,398.15), related with several operating and audit costs. The outstanding amount was paid in December 2020.

By the end of December 2020, the Group has repaid part of the shareholder loan in the amount of €10,000.00 (€2,000.00 still outstanding) owned to Fusion Welcome (renamed to Negordy, S.A. subsequent to year end and an independent company to Fusion Welcome-Fuel SA) and also €74,387.02 related with payments made on behalf of Fusion Fuel during the year. These amounts were paid in December 2020.

C. Interests of Experts and Counsel

Graubard Miller, United States securities counsel to Parent, and certain of its partners beneficially own less than 1% of Parent’s outstanding Class A Ordinary Shares.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 of this Annual Report, “Financial Statements.”

Legal Proceedings

None.

Dividend Policy

We currently do not expect to pay any cash dividends on Class A Ordinary Shares. Any future determination to pay cash dividends or other distributions on Class A Ordinary Shares will be at the discretion of the board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, and contractual, regulatory and other restrictions, including restrictions contained in the agreements governing any existing and future outstanding indebtedness we or our subsidiaries incur, on the payment of dividends by our subsidiaries to us, and other factors that our board of directors deems relevant.

B. Significant Changes

Except for the events described in Item 5 of this Annual Report, “Operating and Financial Review and Prospects—Recent Developments,” we have not experienced any significant changes since the date of our audited annual consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Class A Ordinary Shares and Warrants are listed on the Nasdaq Capital Market under the symbols “HTOO” and “HTOOW,” respectively. Parent’s securities are not listed on any exchange or traded in any market outside of the U.S.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A of this Annual Report, “Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

See Exhibit 3.1 of this Annual Report, which is incorporated herein by reference.

C. Material Contracts

Amended and Restated Business Combination Agreement

On August 25, 2020, Parent entered into the Business Combination Agreement with HL, Fusion Fuel Portugal, Merger Sub, and the former Fusion Fuel Shareholders. Pursuant to the Business Combination Agreement, on December 10, 2020 (i) the Merger occurred, whereby Merger Sub merged with and into HL, with HL being the surviving entity of the Merger and becoming a wholly-owned subsidiary of Parent, and (ii) the Share Exchange occurred, whereby Parent acquired all of the issued and outstanding shares of Fusion Fuel Portugal, resulting in Fusion Fuel Portugal and HL becoming wholly-owned subsidiaries of Parent and the securityholders of Fusion Fuel Portugal and HL becoming securityholders of Parent.

Upon consummation of the Share Exchange, the Fusion Fuel Shareholders holding ordinary shares received their pro rata portion of an aggregate of 2,125,000 Class B Ordinary Shares and 2,125,000 Warrants.

The Fusion Fuel Shareholders who formerly held Class A shares of Fusion Fuel Portugal also have the right to receive their pro rata portion of up to an aggregate of 1,137,000 Class A Ordinary Shares and 1,137,000 Warrants upon the signing of agreements for the production and supply by Fusion Fuel Portugal or its affiliates of green hydrogen to certain purchasers (or, in the case of the first of such agreements, certain milestones with respect to performance under the agreement) prior to June 30, 2022. The total number of shares and warrants earnable for each such production agreement will be equal to twenty percent of the net present value of the agreement divided by €10.73, representing the aggregate agreed value of one Class A Ordinary Share and one Warrant.

The parties agreed to a list of “qualifying counterparties” for purposes of the earnout. The aggregate number of Class A Ordinary Shares and Warrants earnable with respect to each project with a qualifying counterparty is equal to the quotient of (i) twenty percent (20%) of the net present value of the production agreement divided by (ii) €10.73, representing the aggregate agreed value of one Class A Ordinary Share and one Warrant. The “net present value” of a production agreement is equal to (x) the sum of the projected unlevered free cash flows of the project each year, using a discount rate of seven percent (7%), less (y) the projected initial investment for the project, assuming a two percent (2%) management fee and no contingency.

The milestones, and shares earnable, with respect to performance under the first production agreement are as follows: (i) two-fifths of the contingent consideration earnable for the first production agreement will be paid upon the signing of the production agreement; (ii) one-fifth of the contingent consideration earnable for the first production agreement will be paid upon commencement of operations under the production agreement; and (iv) two-fifths of the contingent consideration earnable for the first production agreement will be paid after ninety days of operation at ninety-five percent (95%) of nameplate capacity. For each subsequent production agreement, all contingent consideration earnable for such agreement will be paid when such agreement is signed.

The aggregate contingent consideration issuable to the Fusion Fuel Shareholders who formerly held Class A shares of Fusion Fuel Portugal will not exceed 1,137,000 Class A Ordinary Shares and 1,137,000 Warrants, which represents an aggregate of €61 million of net present value.

PIPE Subscription Agreements

On August 13, 2020, Parent and HL jointly engaged Fearnley as joint lead manager in connection with the private placement of Class A Ordinary Shares. As of August 25, 2020, Parent entered into subscription agreements with the PIPE Investors to issue an aggregate of 2,450,000 Class A Ordinary Shares at a price of $10.25 per share, for aggregate gross proceeds to Parent of $25,112,500. Immediately following the closing of the Transactions, Parent consummated the closing of the subscription agreements with the PIPE Investors for the sale in a private placement of 2,450,000 Class A Ordinary Shares at a price of $10.25 per share for gross proceeds to Parent of approximately $25.1 million.

Fearnley was paid an aggregate of $944,476, which represented a success fee of 3.5% of the gross proceeds received from sale of the Class A Ordinary Shares by Fearnley, and an additional 50% of 3.5% of the gross proceeds received from the sale of Class A Ordinary Shares introduced by persons other than Fearnley, an additional discretionary fee of 0.25% of the aggregate gross proceeds received from the sale of the Class A Ordinary Shares, and reimbursement of Fearnley’s legal expenses.

UPO Exchange Agreement

EBC, on behalf of itself and the other holders of unit purchase options of HL, entered into a UPO Exchange Agreement on December 10, 2020, pursuant to which the outstanding Unit Purchase Options of HL were exchanged for an aggregate of 50,000 HL ordinary shares, which HL ordinary shares were automatically converted into an aggregate of 50,000 Class A Ordinary Shares upon the consummation of the Transactions.

Amended and Restated Stock Escrow Agreement

On December 10, 2020, in connection with the consummation of the Transactions and as contemplated by the Business Combination Agreement, Parent entered into an amended and restated stock escrow agreement (“Amended and Restated Stock Escrow Agreement”) with HL, certain initial shareholders of HL, and Continental Stock Transfer and Trust Company, as escrow agent (“Continental”), pursuant to which Parent became a party to the existing escrow agreement among HL, its initial shareholders, and Continental, and all references to securities of HL became references to Parent’s securities. The purpose of the Amended and Restated Stock Escrow Agreement is to ensure that the Class A Ordinary Shares received by the former shareholders of HL in the Merger will remain subject to the escrow restrictions as set forth in the existing stock escrow agreement entered into by such persons in connection with HL’s initial public offering.

Such description is qualified in its entirety by the text of the Amended and Restated Stock Escrow Agreement, which is included as Exhibit 10.3 hereto and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

On December 10, 2020, in connection with the consummation of the Transactions and as contemplated by the Business Combination Agreement, Parent entered into an amended and restated registration rights agreement (“Amended and Restated Registration Rights Agreement”) with certain initial shareholders of HL, the Fusion Fuel Shareholders, and Parent’s directors. The Amended and Restated Registration Rights Agreement provides such persons with customary demand registration rights and piggy-back registration rights with respect to registration statements filed by Parent.

Such description is qualified in its entirety by the text of the Amended and Restated Registration Rights Agreement, which is included as Exhibit 10.4 hereto and is incorporated herein by reference.

Indemnification Escrow Agreement

The Business Combination Agreement provides for mutual indemnification by HL and the Fusion Fuel Shareholders for breaches of their respective representations, warranties, and covenants. Claims for indemnification may be asserted once damages exceed a €750,000 threshold and will be reimbursable to the full extent of the damages in excess of such threshold. Claims for indemnification must be brought before the tenth business day after Parent files its annual report for the fiscal year ending December 31, 2021. To provide a source of funds for HL’s indemnification of Fusion Fuel Portugal, Parent reserved for issuance to the Fusion Fuel Shareholders an additional 212,500 Class A Ordinary Shares. To provide a source of funds for the Fusion Fuel Shareholders’ indemnification of HL, on December 10, 2020, Parent, Fusion Fuel Portugal, HL, Fusion Welcome, S.A., as representative of the Fusion Fuel Shareholders, Jeffrey Schwarz, as representative of the HL shareholders, and Continental as escrow agent, entered into an indemnification escrow agreement (“Indemnification Escrow Agreement”) pursuant to which Parent deposited an aggregate of 212,500 Class B Ordinary Shares in escrow with Continental.

The foregoing description of the Indemnification Escrow Agreement is qualified in its entirety by the text of the Indemnification Escrow Agreement, which is included as Exhibit 10.5 hereto and is incorporated herein by reference.

Amended and Restated Warrant Agreement

On December 10, 2020, in connection with the consummation of the Transactions and as contemplated by the Business Combination Agreement, Parent, HL, and Continental entered into a novation agreement (“Novation Agreement”), pursuant to which Parent assumed by way of novation all of the liabilities, duties, and obligations of HL under and in respect of the existing warrant agreement. Parent and Continental also entered into an amended and restated warrant agreement (“Amended and Restated Warrant Agreement”), pursuant to which all references to HL’s warrants in the existing warrant agreement were revised to become references to Parent’s Warrants and Parent’s Warrants to be issued to the Fusion Fuel Shareholders in the Transactions, including as contingent consideration, are covered.

Such description is qualified in its entirety by the text of the Novation Agreement and the Amended and Restated Warrant Agreement, which are included as Exhibits 4.3.1 and 4.3.2 hereto and are incorporated herein by reference.

Other Material Contracts

The description of our other material contracts is contained in Item 4 “Business Overview — Working Capital Items” of this Annual Report, which is incorporated herein by reference.

D. Exchange Controls

Under the laws of Ireland, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our ordinary shares.

E. Taxation

ANTICIPATED MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS OF PARENT SECURITIES

General

The discussion below of the anticipated U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of securities that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of securities is not described as a U.S. Holder and is not an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The anticipated material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders of the ownership and disposition of Parent securities following the Transaction are described below under the heading “Non-U.S. Holders.”

This discussion is based upon existing provisions of the Internal Revenue Code of 1986, as amended (“Code”), Treasury regulations promulgated thereunder, published revenue rulings and procedures from the U.S. Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold securities, and that will own and hold securities as a result of owning the corresponding HL securities, as capital assets within the meaning of Section 1221 of the Code. This discussion does not address the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers;

●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	Non-U.S. Holders (except as specifically provided below);

●	persons that actually or constructively own five percent (5%) or more of Parent’s securities (except as specifically provided below);

●	persons that acquired Parent securities pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

●	persons that hold Parent securities as part of a straddle, constructive sale, hedging, redemption or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar; or

●	controlled foreign corporations.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of Parent securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Parent securities through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Parent securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) on Parent securities and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of or Parent securities will be in U.S. dollars.

Parent has not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF PARENT SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF PARENT SECURITIES IS URGED TO CONSULT WITH ITS OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF PARENT SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

THE FOLLOWING SUMMARIES OF THE TAX CONSIDERATIONS ARE FOR GENERAL INFORMATION ONLY AND ARE NOT INTENDED TO PROVIDE ANY DEFINITIVE TAX REPRESENTATIONS TO HOLDERS. EACH SECURITYHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SECURITYHOLDER.

U.S. Holders

Taxation of Cash Distributions Paid on Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, a U.S. Holder of Class A Ordinary Shares generally will be expected to be required to include in gross income as ordinary income the amount of any cash or property distribution paid on the Class A Ordinary Shares. A cash distribution on such securities generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of Parent’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The portion of such distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Class A Ordinary Shares. Any remaining excess generally would be treated as gain from the sale or other disposition of the Parent securities and will be treated as described under “— Taxation on the Disposition of Parent Securities” below. With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or Parent is eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) Parent is not a passive foreign investment company (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to Class A Ordinary Shares.

Taxation on the Disposition of Parent Securities

Upon a sale or other taxable disposition of Parent securities (which, in general, would include a distribution in connection with Parent’s liquidation), a U.S. Holder of such securities generally is expected to recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such securities.

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of Class A Ordinary Shares equal to the difference between the amount realized (in U.S. dollars) for the Class A Ordinary Shares and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Parent will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of its assets for purposes of the PFIC asset test, (1) the cash Parent owns at any time will generally be considered to be held for the production of passive income and (2) the value of Parent’s assets must be determined based on the market value of Class A Ordinary Shares from time to time, which could cause the value of its non-passive assets to be less than 50% of the value of all of its assets (including cash) on any particular quarterly testing date for purposes of the asset test. Parent must make a separate determination each year as to whether it is a PFIC. Parent will make this determination following the end of any particular tax year. If Parent is a PFIC for any year during which you hold Class A Ordinary Shares, it will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. However, if Parent ceases to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If Parent is a PFIC for any taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which Parent was a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which Parent is determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by Parent, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Cash Distributions Paid on Parent Securities” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Class A Ordinary Shares are regularly traded on Nasdaq and if you are a U.S. Holder of Class A Ordinary Shares, the mark-to-market election would be available to you if Parent is or becomes a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. Parent does not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which Parent is a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if Parent were a PFIC at any time during the period you hold Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if Parent ceases to be a PFIC in a future year, unless you make a “purging election” for the year Parent ceases to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which Parent is treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which Parent is treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

Dividend payments with respect to Class A Ordinary Shares and proceeds from the sale, exchange or redemption of Class A Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and timely furnishing any required information. Transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

ANTICIPATED MATERIAL IRISH TAX CONSEQUENCES TO NON-IRISH HOLDERS OF PARENT SECURITIES

Scope

The following is a summary of the anticipated material Irish tax consequences to Non-Irish Holders of the acquisition, ownership and disposal of Class A Ordinary Shares and Warrants. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this Annual Report and submissions which have been made to the Irish Revenue Commissioners. Changes in law and/or administrative practice may result in a change in the tax consequences described below, possibly with retrospective effect.

A “Non-Irish Holder” is an individual who beneficially owns their Class A Ordinary Shares and/or Warrants, that is neither a resident nor ordinarily resident in Ireland for Irish tax purposes and does not hold their Class A Ordinary Shares and/or Warrants, in connection with a trade carried on by such person through an Irish branch or agency.

This summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and securityholders should consult their tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the acquisition, ownership and disposal of Class A Ordinary Shares and Warrants. The summary applies only to Non-Irish Holders who hold their Class A Ordinary Shares and/or Warrants, as capital assets and does not apply to other categories of Non-Irish Holders, such as dealers in securities, trustees, insurance companies, collective investment schemes and Non-Irish Holders who acquired, or are deemed to have acquired, their Class A Ordinary Shares and/or Warrants by virtue of an Irish office or employment (performed or carried on to any extent in Ireland).

The summary does not, except where expressly stated, consider the position of Non-Irish Holders who hold their Class A Ordinary Shares and/or Warrants directly (and not beneficially through a broker or custodian (through DTC)). The Irish tax consequences of transactions in Class A Ordinary Shares and/or Warrants held directly are generally negative when compared with Class A Ordinary Shares and/or Warrants held through DTC. Any Non-Irish Holder contemplating holding their Class A Ordinary Shares and/or Warrants directly should consult their personal tax advisors as to the Irish tax consequences of acquiring, owning and disposing of such Class A Ordinary Shares and/or Warrants.

Irish Tax on Chargeable Gains (Irish CGT)

The current rate of tax on chargeable gains (where applicable) in Ireland is 33%.

Non-Irish Holders will not be within the territorial scope of a charge to Irish CGT on a disposal of their Class A Ordinary Shares and/or Warrants, provided that such Class A Ordinary Shares and/or Warrants neither (a) were used in or for the purposes of a trade carried on by such Non-Irish Holder through an Irish branch or agency, nor (b) were used, held or acquired for use by or for the purposes of an Irish branch or agency.

Stamp Duty

The rate of stamp duty (where applicable) on transfers of shares or warrants of Irish incorporated companies is 1% of the greater of the price paid or market value of the shares or warrants acquired. Where Irish stamp duty arises it is generally a liability of the transferee. However, in the case of a gift or transfer at less than fair market value, all parties to the transfer are jointly and severally liable.

Irish stamp duty may be payable in respect of transfers of Class A Ordinary Shares and Warrants, depending on the manner in which the Class A Ordinary Shares and Warrants are held. Parent has entered into arrangements with DTC to allow the Class A Ordinary Shares and Warrants to be settled through the facilities of DTC. As such, the discussion below discusses separately the securityholders who hold their shares through DTC and those who do not.

Class A Ordinary Shares or Warrants Held Through DTC

The Irish Revenue Commissioners have confirmed to Parent that transfers of Class A Ordinary Shares and Warrants effected by means of the transfer of book entry interests in DTC will not be subject to Irish stamp duty.

Class A Ordinary Shares or Warrants Held Outside of DTC or Transferred Into or Out of DTC

A transfer of Class A Ordinary Shares or Warrants where any party to the transfer holds such Class A Ordinary Shares or Warrants outside of DTC may be subject to Irish stamp duty.

Holders of Class A Ordinary Shares or Warrants wishing to transfer their Class A Ordinary Shares or Warrants into (or out of) DTC may do so without giving rise to Irish stamp duty provided that:

●	there is no change in the beneficial ownership of such shares as a result of the transfer; and

●	the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares or warrants by a beneficial owner to a third party.

Due to the potential Irish stamp charge on transfers of Class A Ordinary Shares and Warrants held outside of DTC, it is strongly recommended that those securityholders who do not hold their Parent securities through DTC (or through a broker who in turn holds such shares through DTC) should arrange for the transfer of their Parent securities into DTC as soon as possible.

Withholding Tax on Dividends (DWT)

Distributions made by Parent will, in the absence of one of many exemptions, be subject to DWT, currently at a rate of 25%.

For DWT and Irish income tax purposes, a distribution includes any distribution that may be made by Parent to holders of Class A Ordinary Shares, including cash dividends, non-cash dividends and additional stock taken in lieu of a cash dividend. Where an exemption from DWT does not apply in respect of a distribution made to a holder of Class A Ordinary Shares, Parent is responsible for withholding DWT prior to making such distribution.

General Exemptions

Irish domestic law provides that a non-Irish resident holder of Class A Ordinary Shares is not subject to DWT on distributions received from Parent if such holder of Class A Ordinary Shares is beneficially entitled to the distribution and is either:

●	a person (not being a company) resident for tax purposes in a Relevant Territory (including the United States) and is neither resident nor ordinarily resident in Ireland (for a list of Relevant Territories for DWT purposes, please see Exhibit 99.1 to this Annual Report);

●	a company resident for tax purposes in a Relevant Territory, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

●	a company that is controlled, directly or indirectly, by persons resident in a Relevant Territory and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a Relevant Territory;

●	a company whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange either in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or

●	a company that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance and provided, in all cases noted above (but subject to “—Shares Held by U.S. Resident Shareholders” below), Parent or, in respect of Class A Ordinary Shares held through DTC, any qualifying intermediary appointed by Parent, has received from the holder of such Class A Ordinary Shares, where required, the relevant DWT Forms prior to the payment of the distribution. In practice, in order to ensure sufficient time to process the receipt of relevant DWT Forms, the holders of Class A Ordinary Shares, where required, should furnish the relevant DWT Form to:

●	its broker (and the relevant information is further transmitted to any qualifying intermediary appointed by Parent) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holders of Class A Ordinary Shares by the broker) if its Class A Ordinary Shares are held through DTC; or

●	Parent’s transfer agent before the record date for the distribution if its Class A Ordinary Shares are held outside of DTC.

Links to the various DWT Forms are available at: http://www.revenue.ie/en/tax/dwt/forms/index.html. The information on such website does not constitute a part of, and is not incorporated by reference into, this Annual Report.

For non-Irish resident holders of Class A Ordinary Shares that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such holder of Class A Ordinary Shares to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.

Class A Ordinary Shares Held by U.S. Resident Shareholders

Distributions paid in respect of Class A Ordinary Shares that are owned by a U.S. resident and held through DTC will not be subject to DWT provided the address of the beneficial owner of such Class A Ordinary Shares in the records of the broker holding such Class A Ordinary Shares is in the United States (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by Parent). It is strongly recommended that such holders of Class A Ordinary Shares ensure that their information is properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by Parent).

If any holder of Class A Ordinary Shares that is resident in the United States receives a distribution from which DWT has been withheld, the holder of Class A Ordinary Shares should generally be entitled to apply for a refund of such DWT from the Irish Revenue Commissioners, provided the holder of Class A Ordinary Shares is beneficially entitled to the distribution.

Class A Ordinary Shares Held by Residents of Relevant Territories Other Than the United States

Holders of Class A Ordinary Shares who are residents of Relevant Territories, other than the United States, must satisfy the conditions of one of the exemptions referred to above under the heading “—General Exemptions”, including the requirement to furnish valid DWT Forms, in order to receive distributions without suffering DWT. If such holders of Class A Ordinary Shares hold their Class A Ordinary Shares through DTC, they must provide the appropriate DWT Forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by Parent) before the record date for the distribution (or such later date before the distribution payment date as may be notified to holders of Class A Ordinary Shares by the broker). If such holders of Class A Ordinary Shares hold their Class A Ordinary Shares outside of DTC, they must provide the appropriate DWT Forms to Parent’s transfer agent before the record date for the distribution. It is strongly recommended that such holders of Class A Ordinary Shares complete the appropriate DWT Forms and provide them to their brokers or Parent’s transfer agent, as the case may be, as soon as possible after receiving their Class A Ordinary Shares.

If any holder of Class A Ordinary Shares who is resident in a Relevant Territory receives a distribution from which DWT has been withheld, the holder of Class A Ordinary Shares may be entitled to a refund of DWT from the Irish Revenue Commissioners provided the holder of Class A Ordinary Shares is beneficially entitled to the distribution.

Shares Held by Other Persons

Holders of Class A Ordinary Shares that do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT. If any holders of Class A Ordinary Shares are exempt from DWT, but receive distributions subject to DWT, such holders of Class A Ordinary Shares may apply for refunds of such DWT from the Irish Revenue Commissioners.

Distributions paid in respect of Class A Ordinary Shares held through DTC that are owned by a partnership formed under the laws of a Relevant Territory and where all the underlying partners are resident in a Relevant Territory will be entitled to exemption from DWT if all of the partners complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by Parent) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holders of Class A Ordinary Shares by the broker). If any partner is not a resident of a Relevant Territory, no part of the partnership’s position is entitled to exemption from DWT.

Qualifying Intermediary

Prior to paying any distribution, Parent will put in place an agreement with an entity that is recognized by the Irish Revenue Commissioners as a “qualifying intermediary,” which will provide for certain arrangements relating to distributions in respect of Class A Ordinary Shares that are held through DTC, which are referred to as the “Deposited Securities.” The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution with respect to the Deposited Securities after Parent delivers or causes to be delivered to the qualifying intermediary the cash to be distributed.

Parent will rely on information received directly or indirectly from its qualifying intermediary, brokers and its transfer agent in determining where holders of Class A Ordinary Shares reside, whether they have provided the required U.S. tax information and whether they have provided the required DWT Forms. Holders of Class A Ordinary Shares that are required to file DWT Forms in order to receive distributions free of DWT should note that such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth year after the year in which such forms were completed.

Income Tax on Dividends Paid on Class A Ordinary Shares

Irish income tax may arise for certain persons in respect of distributions received from Irish resident companies.

A Non-Irish Holder that is entitled to an exemption from DWT will generally have no Irish income tax or universal social charge liability on a distribution from Parent. A Non-Irish Holder that is not entitled to an exemption from DWT, and therefore is subject to DWT, generally will have no additional Irish income tax liability or liability to universal social charge. The DWT deducted by Parent discharges the Irish income tax liability and liability to universal social charge.

Capital Acquisitions Tax (CAT)

CAT comprises principally gift tax and inheritance tax on property situated in Ireland for CAT purposes or otherwise within the territorial scope of CAT. CAT could apply to a gift or inheritance of Class A Ordinary Shares and Warrants because Class A Ordinary Shares and Warrants are regarded as property situated in Ireland for CAT purposes. The person who receives the gift or inheritance has primary liability for CAT.

CAT is currently levied at a rate of 33% on the value of any taxable gift or inheritance above certain tax-free thresholds. The appropriate tax-free threshold depends upon (1) the relationship between the donor and the donee and (2) the aggregation of the values of previous taxable gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT, as are gifts to certain charities. Children have a lifetime tax-free threshold of €335,000 in respect of taxable gifts or inheritances received from their parents. There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY AND ARE NOT INTENDED TO PROVIDE ANY DEFINITIVE TAX REPRESENTATIONS TO HOLDERS. EACH PARENT SECURITYHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SECURITYHOLDER.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We file annual reports on Form 20-F and furnish certain reports and other information with the SEC as required by the Exchange Act in accordance with our status as a foreign private issuer. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and short-swing profit reporting for our officers and directors and for holders of more than 10% of our Class A Ordinary Shares. Such materials can be obtained on the SEC’s site on the internet at http://www.sec.gov.

Our website address is www.fusion-fuel.eu. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC, including our Annual Reports on Form 20-F; our proxy statements for our annual and special shareholder meetings; our Current Reports on Form 6-K; and Schedules 13D and 13G with respect to our securities filed on behalf of our directors and our executive officers; and amendments to those documents. We have not incorporated by reference into this Annual Report the information on our website, and you should not consider it to be a part of this Annual Report.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is a broad term for the risk of economic loss due to adverse market changes affecting financial instruments. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices. Our business is exposed to a variety of market risks, including credit risk, currency risk, interest rate risk and price risk. These risks arise in part through use of the following financial instruments: trade receivables, cash bank accounts, bank overdrafts, trade and other payables, floating rate bank loans, forward currency contracts.

Parent’s results of operation and financial condition are exposed to foreign exchange risk in U.S. dollars as a result of the consummation of the Transactions, including receipt of a majority of its liquid assets in U.S. dollars from the funds in HL’s trust account and from sales of its Class A Ordinary Shares to the PIPE Investors. Parent may be exposed to additional foreign exchange risks that arise from its global presence if it sells products and services in transactions not denominated in Euros. Over time, Parent expects to diversify its foreign exchange exposure by ensuring a more balanced foreign exchange mix in its treasury positions to match the required U.S. dollar and Euro requirements for purchases and investments.

Parent does not believe that it is exposed to significant interest rate risk or credit and liquidity risk. Parent does not enter into or trade financial instruments, including derivative financial instruments, for any purpose.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D. Material Modifications to the Rights of Security Holders

In connection with the Transactions, the securityholders of HL exchanged their securities for Parent’s securities. HL was a business company formed in the British Virgin Islands and HL’s M&A and the Business Companies Act, 2004 of the British Virgin Islands (as amended) (the “BVI Companies Act”), governed the rights of the HL shareholders prior to the Transactions. Parent is a public limited company organized and existing under the laws of Ireland and Parent’s M&A and the Irish Companies Act (the “Irish Companies Act”) govern the rights of Parent’s shareholders following the Transactions. The Irish Companies Act differs in some material respects from the BVI Companies Act. In addition, the M&A of HL differs in certain material respects from Parent’s M&A. As a result, when the former HL securityholders became securityholders of Parent upon the consummation of the Transactions, their rights differed in some regards. Below is a summary chart outlining important similarities and differences in the corporate governance and shareholder rights associated with each of HL and Parent according to applicable law and/or the organizational documents of HL and Parent. You also should review Parent’s M&A, attached as Exhibit 3.1 to this Annual Report, as well as the corporate law of Ireland, including the Irish Companies Act, to understand how these laws apply to Parent.

Corporate Law Differences

British Virgin Islands	Ireland
Shareholder Meetings

Held at a time and place as determined by the directors.	Held at a time and place as determined by the directors subject to at least one shareholder meeting being held in each year, being the company’s annual general meeting.
Shareholders holding not less than 10% of the paid up share capital in Parent may also require the directors to convene a shareholder meeting.

May be held within or outside the British Virgin Islands.	May be held within or outside Ireland.

Notice:	Notice:
A copy of the notice of any meeting shall be given not fewer than ten (10) clear days before the date of the proposed meeting to those persons whose names appear in the register of members on the date the notice is given and are entitled to vote at the meeting.

A copy of the notice of any meeting shall be given at least twenty-one (21) days before the date of the proposed meeting to the members, directors and auditors.

In certain limited circumstances, a meeting may be called by fourteen (14) days’ notice, but this shorter notice period shall not apply to the annual general meeting.

Shareholders’ Voting Rights

Any person authorized to vote may be represented at a meeting by a proxy who may speak and vote on behalf of the shareholder.	Every shareholder entitled to attend, speak, ask questions and vote at a general meeting may appoint a proxy or proxies to attend, speak, ask questions and vote on behalf of the shareholder.

Quorum is fixed by HL’s M&A, to consist of the holder or holders present in person or by proxy entitled to exercise at least fifty percent (50%) of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon.	Quorum is fixed by Parent’s M&A, to consist of at least two shareholders present in person or by proxy entitled to exercise more than fifty percent (50%) of the voting rights of the shares, provided that at any meeting where there is a vote on any of the actions requiring consent of the holders of the Parent Class B Ordinary Shares, shareholders holding shares representing more than fifty percent (50%) of the votes that may be cast by the Parent Class B Ordinary Shares shall be present in person or by proxy at such meeting to constitute a quorum.

British Virgin Islands	Ireland
Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the shareholders present in person or by proxy and the chairman shall cause a poll to be taken.	Resolutions put to the vote of a meeting shall be decided on a poll, which shall be taken in such manner as the chairperson of the meeting directs. Subject to the provisions of Parent’s M&A and any rights or restrictions attached to any shares, every shareholder of record present in person or by proxy shall have one vote for each share registered in his or her name.

Prior to the consummation of HL’s initial business combination, changes in the rights attaching to the ordinary shares as set forth in HL’s M&A require approval by way of resolution of not less than 65% of those outstanding ordinary shares attending the meeting and voting in respect of such resolution; provided that resolutions proposed in connection with the consummation of HL’s initial business combination require approval by a majority of all those entitled to vote on the resolution regardless of how many actually vote or abstain. Following the consummation of HL’s initial business combination, changes in the rights attaching to the ordinary shares require the approval by way of resolution of only a majority of those outstanding ordinary shares attending at the meeting and actually voting in respect of such resolution.	Where the rights attaching to shares are set out in Parent’s M&A, any changes to these rights will need to be effected by way of a special resolution (passed by 75% of the votes cast by shareholders attending and voting at the meeting) amending the M&A. Additionally, the rights attaching to a particular class of shares may only be varied if (a) the holders of 75% of the nominal value of the issued shares of that class consent in writing to the variation, or (b) a special resolution, passed at a separate general meeting of the holders of that class, sanctions the variation.

The directors may issue preference shares from time to time and may fix the rights attaching to such preference shares. The rights attaching to the preference shares may (once such shares are in issue) be changed by way of a resolution passed by a majority of not less than two-thirds of the votes attending and voting at the relevant meeting or class meeting.	The board is empowered to cause preferred shares to be issued from time to time and may fix the rights attaching to such preferred shares. The board may change the rights of any series of preferred shares that has been created but not yet issued. Once issued, the rights attaching to a series of preferred shares may only be varied with the consent in writing of 75% of the holders of those shares or by a special resolution passed by that class.

However, in the case of both the ordinary shares and the preference shares, the above is subject to any greater majority is required under HL’s M&A or the BVI Companies Act, provided that that for these purposes the creation, designation or issue of preference shares with rights and privileges ranking in priority to an existing class of shares shall be deemed not to be a variation of the rights of such existing class.	The creation, issue and allotment of preferred shares shall not constitute a variation of rights of any existing class of shares.

Cumulative voting in the election of directors is not provided for.	Cumulative voting in the election of directors is not provided for.

Shareholder approval in respect of the consummation of HL’s initial business combination requires a majority vote of HL shareholders who, being so entitled, attend and vote at the general meeting.	Shareholder approval in respect of the consummation of the business combination requires a majority vote of Parent shareholders who, being so entitled, attend and vote at the general meeting.

British Virgin Islands	Ireland
All other matters to be decided upon by the shareholders require a majority vote of shareholders who, being so entitled, attend and vote at the general meeting, unless the BVI Companies Act requires a higher majority.	All other matters to be decided upon by the shareholders require a majority vote of shareholders who, being so entitled, attend and vote at the general meeting, unless the Irish Companies Act or Parent’s constitution requires a higher majority, in which case a special resolution must be passed by not less than 75% of those attending and voting. By way of example only, matters that require a special resolution include any amendments to Parent’s M&A, the acquisition by Parent of its own shares, the variation of class rights attaching to classes of shares, and the re-registration of Parent.

HL’s M&A may be amended by resolution of shareholders or resolution of directors, including to create the rights, preferences, designations and limitations attaching to any preference shares.	Parent’s M&A may not be amended by resolution of directors, but the directors when issuing preference shares may fix the rights attaching to such shares.

Directors

Board must consist of at least one director.	Board must consist of at least two directors.

Maximum and minimum number of directors can be changed by an amendment to HL’s M&A, with such amendment being passed by a resolution of shareholders or a resolution of directors.	Maximum and minimum number of directors can be changed by an amendment to Parent’s M&A, with such amendment being passed by a special resolution of shareholders (75% of those attending and voting) but not a resolution of the directors. For so long as not less than 1,700,000 Parent Class B Ordinary Shares continue to be beneficially owned collectively by the former securityholders of Fusion Fuel Portugal and certain permitted transferees, consent of a majority of the holders of the Parent Class B Ordinary Shares shall also be required to amend Parent’s M&A.

Directors are appointed for three year staggered terms by the shareholders.

The directors shall be divided into three classes, designated Class I, Class II and Class III.

The term of the initial Class I directors shall terminate at the conclusion of Parent’s 2021 annual general meeting; the term of the initial Class II directors shall terminate on the conclusion of Parent’s 2022 annual general meeting; and the term of the initial Class III directors shall terminate on the conclusion of Parent’s 2023 annual general meeting. Directors are eligible to stand for re-election at the relevant annual general meeting. Directors shall be re-elected for a three-year term.

The directors may by resolution appoint a replacement director to fill a casual vacancy arising on the resignation, disqualification or death of a director. The replacement director will then hold office until the next annual general meeting at which the director he replaces would have been subject to retirement by rotation.	Any vacancy on the board shall be deemed a casual vacancy, which shall be filled by the decision of a majority of the board then in office. The replacement director will hold office until the next annual general meeting at which the director he replaces would have been subject to retirement by rotation.

Directors do not have to be independent under HL’s M&A.	Directors do not have to be independent under Parent’s M&A.

Under HL’s M&A, a director may not be removed from office by a resolution of HL’s shareholders prior to the consummation of HL’s initial business combination.	Under Section 146 of the Companies Act, a director may be removed before the expiration of his or her period of office by way of ordinary resolution of the shareholders (i.e. a simple majority of the members attending and voting).

British Virgin Islands	Ireland
There are no share ownership qualifications for directors.	There are no share ownership qualifications for directors.

Meetings of HL’s board of directors may be convened at any time by any of HL’s directors. A quorum will be present at a meeting of HL’s board of directors if at least a majority of the directors are present or represented by an alternate director. At any meeting of HL’s directors, each director, whether by his or her presence or by his or her alternate, is entitled to one vote. Questions arising at a meeting of HL’s board of directors are required to be decided by majority votes of the directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote.	Meetings of Parent’s board of directors may be convened at such time and place as the directors determine. The quorum may be fixed by the directors and unless so fixed shall be a majority of the directors in office. The directors are not entitled to appoint alternates. Questions arising at a meeting of Parent’s board of directors are required to be decided by a simple majority of the directors present, with each director entitled to one vote. In the case of a tie vote, the chairperson of the meeting shall not have a second or casting vote.

HL’s board of directors may pass resolutions without a meeting by unanimous written consent.	Parent’s board of directors may pass resolutions without a meeting where such resolution is signed by all the directors.

Fiduciary Duties of Directors

Directors and officers owe fiduciary duties at both common law and under statute which include, without limitation, the following:	Directors and officers owe fiduciary duties at both common law and under statute. These duties include those listed below. A director shall:

(a)     Duty to act honestly and in good faith in what the directors believe to be in the best interests of the company;

(b)     Duty to exercise powers for a proper purpose and directors shall not act, or agree to act, in a matter that contravenes the BVI Companies Act or the M&A;

(c)     Duty to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation:

(i)     the nature of the company;

(ii)    the nature of the decision; and

(iii)   the position of the director and the nature of the responsibilities undertaken by him.

(d)     Duty to avoid conflicts of interest. Directors must not place themselves in a position in which there is a conflict between their duty to the company and their personal interests. Directors are required to disclose their personal interests in potential transactions to the board of directors.

(a)     act in good faith in what the director considers to be the best interests of the company;

(b)     act honestly and responsibly in relation to the conduct of the affairs of the company;

(c)     act in accordance with the company’s constitution and exercise his or her powers only for the purposes allowed by law;

(d)     not use the company’s property, information or opportunities for his or her own or anyone else’s benefit unless expressly permitted by the company’s constitution or approved by a resolution of the company in general meeting;

(e)     not agree to restrict the director’s power to exercise an independent judgement, unless expressly permitted by the company’s constitution or approved by a resolution of the company in general meeting;

(f)      avoid any conflict between the director’s duties to the company and the director’s other (including personal) interests unless released from this duty by the company’s constitution or by resolution of the company in general meeting;

British Virgin Islands	Ireland

So long as a director has disclosed any interests in a transaction entered into or to be entered into by the company to the board, he/she may:

(i)      vote on a matter relating to the transaction;

(ii)     attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(iii)    sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction.

(g)     exercise the care, skill and diligence which would be exercised in the same circumstances by a reasonable person having both the knowledge and experience that may reasonably be expected of a person in the same position as the director and the knowledge and experiences that the director has; and

(h)     in addition to having a general duty to have regard to the interests of the company’s employees, have regard to the interests of its members.

Under the laws of the British Virgin Islands, a transaction entered into by the company in respect of which a director is interested will not be voidable by the company where the members have approved or ratified the transaction in knowledge of the material facts of the interest of the director in the transaction, or if the company received fair value for the transaction.	Under the laws of Ireland, a transaction entered into by Parent in respect of which a director is interested will not be voidable by Parent where Parent’s shareholders have approved or ratified the transaction in knowledge of the material facts of the interest of the director in the transaction. Shareholder approval will be required even where Parent receives fair value for the transaction. There is a de minimis threshold in terms of transaction value that needs to be reached before shareholder approval is required.
Indemnification of Directors
HL’s M&A provides that, subject to certain limitations, HL shall indemnify its directors and officers against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. Such indemnity only applies if the person acted honestly and in good faith with a view to HL’s best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his or her conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to HL’s best interests and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the M&A, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to HL’s best interests or that the person had reasonable cause to believe that his or her conduct was unlawful.	Parent’s M&A provides that, subject to certain limitations and so far as may be permitted by the Irish Companies Act, each director and officer shall be entitled to be indemnified by Parent against all costs and expenses incurred in the execution and discharge of his or her duties, including any liability incurred in defending any proceedings relating to his or her office where judgment is given in his or her favor or the proceedings disposed of without any finding against him or her. It is expected that Parent will purchase and maintain directors and officers insurance on behalf of its directors, secretary and employees. A director shall not be indemnified in respect of any claim where he or she has been adjudged to be liable for fraud or dishonesty, unless otherwise directed by the court.

British Virgin Islands	Ireland
Dissenters’ Rights

The BVI Companies Act provides that any shareholder is entitled to payment of the fair value of his or her shares upon dissenting from any of the following:

(a)     a merger (except in certain limited circumstances);

(b)    a consolidation;

(c)     any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof;

(d)    a redemption of 10 per cent, or fewer of the issued shares of the company required by the holders of 90 per cent, or more of the shares of the company pursuant to the terms of the BVI Companies Act; and

(e)     an arrangement, if permitted by the court.

Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish public limited company such as Parent and a company incorporated in the European Economic Area, a shareholder (i) who voted against the special resolution approving a merger or (ii) of a company in which 90% of the shares are held by the other party to the merger, has the right to request that the company acquire his or her shares for cash at a price determined in accordance with the share exchange ratio set out in the transaction.

Under the Irish Companies Act, which governs the merger of Irish companies limited by shares, such as Parent, a shareholder of either of the merging companies who voted against the special resolution approving the merger, or any shareholder, other than the successor company, where the successor company held 90% or more of the voting shares in the transferor company, may, not later than 15 days after the shareholder meeting of the relevant merging company at which the merger was approved, request in writing that the successor company acquire his, her or its shares for cash.

Generally any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the British Virgin Islands or their individual rights as shareholders as established by the company’s M&A.
Share Repurchases and Redemptions
Shares may be repurchased, redeemed or otherwise acquired by HL. To effect a repurchase or redemption, HL’s directors would need to determine that immediately following the redemption or repurchase, HL will be able to satisfy its debts as they fall due and the value of its assets exceeds its liabilities. Repurchases and redemptions are governed by applicable provisions of the BVI Companies Act, HL’s M&A and to any applicable requirements imposed from time to time by the SEC, Nasdaq, or any other stock exchange on which the securities are listed.	Shares may be redeemed by Parent. Any share in Parent shall be deemed to be a redeemable share as and from the time of existence of an agreement or transaction between Parent and any person pursuant to which Parent will acquire a share or shares. Any acquisition by Parent of shares in Parent other than a surrender for nil value shall constitute a redemption. Any redemption must be funded out of Parent’s distributable reserves or from the proceeds of a fresh issue of shares. Redemptions are governed by the applicable provisions of the Irish Companies Act and Parent’s M&A.

British Virgin Islands	Ireland
Dividends
Subject to the BVI Companies Act and HL’s M&A, HL’s directors may declare dividends at a time and amount they think fit if they are satisfied, on reasonable grounds, that, immediately after distribution of the dividend, the value of its assets will exceed its liabilities and HL will be able to pay its debts as they fall due. No dividend shall carry interest against HL.	The directors may from time to time pay such dividends as appear justified by the profits of Parent, provided that dividends may only be made out of Parent’s distributable reserves and if the dividend will not cause Parent’s net assets to fall below the aggregate of its called up share capital and undistributable reserves (as such terms are calculated in accordance with the Irish Companies Act). No dividend shall bear interest against Parent.
Rights of Non-resident or Foreign Shareholders and Disclosure of Substantial Shareholdings
There are no limitations imposed by HL’s M&A on the rights of non-resident or foreign shareholders to hold or exercise voting rights on HL’s shares. There are no provisions in HL’s M&A governing the ownership threshold above which shareholder ownership must be disclosed.	There are no limitations imposed by Parent’s M&A on the rights of non-resident or foreign shareholders to hold or exercise voting rights on Parent’s shares. Under the Irish Companies Act, shareholders must notify Parent if, as a result of a transaction, the shareholder will become interested in 3% or more of Parent’s voting shares, or if as a result of a transaction a shareholder who was interested in 3% or more of Parent’s voting shares ceases to be so interested. Where a shareholder is interested in 3% or more of Parent’s voting shares, the shareholder must notify Parent of any alteration to his or her interest that brings his or her total through the nearest whole percentage number, whether an increase or a reduction.
Shareholder Inspection of Books and Records

Under the BVI Companies Act, a shareholder of a company is entitled, on giving written notice to the company and payment of a nominal fee, to inspect:

(a)     the M&A;

(b)    the register of members;

(c)     the register of directors; and

(d)     the minutes of meetings and resolutions of shareholders and of those classes of shareholders of which he is a shareholder;

and to make copies of or take extracts from the documents and records referred to in (a) to (d) above.

Subject to the M&A, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a shareholder to inspect any document, or part of a document, specified in (b), (c) or (d) above, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Where a company fails or refuses to permit a shareholder to inspect a document or permits a shareholder to inspect a document subject to limitations, that shareholder may apply to a British Virgin Islands court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Under Irish law, Parent’s shareholders have the rights to:

(i)     receive a copy of the M&A;

(ii)    inspect and obtain copies of the minutes of general meetings and resolutions of Parent;

(iii)   inspect and receive a copy of Parent’s register of members, register of directors and secretaries, register of directors’ interests, register of directors’ service contracts and memoranda and other statutory registers maintained by Parent;

(iv)   receive copies of balance sheets and directors’ and auditors’ reports that have previously been sent to Parent’s shareholders prior to an annual general meeting; and

(v)    receive balance sheets of any subsidiary of Parent that have previously been sent to Parent’s shareholders prior to an annual general meeting for the preceding 10 years.

British Virgin Islands	Ireland
Anti-Money Laundering Laws
In order to comply with legislation or regulations aimed at the prevention of money laundering, HL is required to adopt and maintain anti-money laundering procedures, and may require investors to provide evidence to verify their identity.	Under Irish law, the Criminal Justice (Money Laundering and Terrorist Financing) Act 2010 (as amended) (the “2010 Act”) sets down the law in relation to money laundering and the proceeds of crime and its application to Parent.

HL reserves the right to request such information as is necessary to verify the identity of an investor. In the event of delay or failure on the part of the investor to produce any information required for verification purposes, HL may refuse to accept the investment, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business, the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Parent does not fall within the definition of a “designated person” under the 2010 Act and is therefore not obliged to report suspicious transactions in the same manner as a “designated person” but it can make a voluntary disclosure.

Parent is required to hold “adequate, accurate and current” information on its beneficial owners. Parent must set up a beneficial ownership register, where a beneficial owner is a corporate or individual that directly (or indirectly through other companies) holds over 25% of the shares in Parent or otherwise directly (or indirectly through other companies) controls over 25% of Parent.

Enforceability of Civil Liabilities

Ireland

A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Ireland. There is no treaty between Ireland and the United States providing for the reciprocal enforcement of foreign judgments. The following requirements must be met before the U.S. judgment will be deemed to be enforceable in Ireland:

●	the U.S. judgment must be for a definite sum;

●	the U.S. judgment is not directly or indirectly for the payment of taxes or other charges of a like nature or a fine or other penalty, for example, punitive or exemplary damage;

●	the U.S. judgment must be final and conclusive;

●	the Irish proceedings were commenced within the relevant limitation period;

●	the U.S. judgment must be provided by a court of competent jurisdiction, as determined by Irish law; and

●	the U.S. judgment remains valid and enforceable in the U.S. court in which it was obtained.

An Irish court will also exercise its right to refuse judgment if the U.S. judgment was obtained by fraud, violated Irish public policy, is in breach of natural justice or irreconcilable with an earlier foreign judgment.

In certain limited circumstances, a shareholder may be entitled to bring a derivative action on behalf of Parent if a wrong committed against Parent would otherwise go unredressed. The principal case law in Ireland indicates that to bring a derivative action a person must first establish a prima facie case (1) that a company is entitled to the relief claimed and (2) that the action falls within one of the five exceptions derived from case law, as follows:

●	where an ultra vires or illegal act is perpetrated;

●	where more than a bar majority is required to ratify the “wrong” complained of;

●	where the shareholders’ personal rights are infringed;

●	where a fraud has been perpetrated upon a minority by those in control; and

●	where the justice of the case required a minority to be permitted to institute proceedings.

Irish law also permits shareholders of a company to bring proceedings against that company where its affairs are being conducted, or the powers of the directors are being exercised, in a manner oppressive to the shareholders or in disregard of their interests. The court can grant any relief it sees fit and the usual remedy is the purchase or transfer of the shares of any shareholder.

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the Securities and Exchange Commission, and that it is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Exchange Act, management has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

Based on the foregoing, our chief financial officer has concluded that, as of December 31, 2020, given the early stage of the company, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting primarily related to (i) clearly defined control processes, roles and segregation of duties and sufficient financial reporting and accounting personnel within our business processes to ensure appropriate financial reporting, and (ii) the design and operating effectiveness of IT general controls for information systems that are significant to the preparation of our consolidated financial statements.

The company is remediating these material weaknesses and other existing deficiencies. We have re-designed the key processes and included significant measures to ensure an effective internal control over financial reporting. We are currently implementing these processes to ensure operating effectiveness. In doing so, we rely on the assistance of external advisors with expertise in these matters. Additionally, we have and continue to train our accounting and finance staff and hired financial reporting personnel, to develop and implement appropriate internal controls and reporting procedures.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

This Annual Report does not include disclosure of changes in control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. Lundetrae qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

On December 4, 2020, Parent adopted a Code of Ethics that applies to all of its employees, officers, and directors. This includes Parent’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of Parent’s Code of Ethics has been posted on Parent’s website at ir.fusion-fuel.eu/corporate-governance/governance-documents. Parent intends to disclose on its website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or Parent’s directors from provisions in the Code of Ethics. Information disclosed on Parent’s website is not a part of this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our audit committee of the board of directors pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement with respect to such services.

	12 Months Ended Dec. 31, 2020	12 Months Ended Dec. 31, 2019
KPMG
Audit Fees	€175,000	€-
Taxation Fees	€-	€-
Other	€-	€-
Total	€175,000	€-

Marcum LLP
Audit Fees	€83,501	€-
Taxation Fees	€-	€-
Other	€-	€-
Total	€83,501	€-

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 2, 2021, Parent dismissed Marcum LLP (“Marcum”) as Parent’s independent registered public accounting firm. The Audit Committee of the Board of Directors (“Audit Committee”) participated in and approved the decision to change Parent’s independent registered public accounting firm.

Marcum’s audit report on the financial statements of Parent as of June 30, 2020 and for the period from April 3, 2020 (inception) to June 30, 2020 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows: (i) Marcum’s report included an explanatory paragraph as to the ability of Fusion Fuel Portugal to continue as a going concern, with respect to Marcum’s audit of the consolidated financial statements of Fusion Fuel Portugal as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and the period from July 26, 2018 (inception) to December 31, 2018, and (ii) Marcum’s audit report on the financial statements of HL as of June 30, 2020 and 2019 and for the years then ended, did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except that Marcum’s report included an explanatory paragraph as to HL’s ability to continue as a going concern.

With respect to such audit periods, there were no disagreements (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between Parent and Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to Marcum’s satisfaction, would have caused Marcum to make reference thereto in their reports on the financial statements for such year. There were no “reportable events” within the meaning if Item 304(a)(1)(v) of Regulation S-K.

The Audit Committee approved the appointment of KPMG Chartered Accountants (“KPMG”) as Parent’s independent registered public accounting firm for Parent’s year ended December 31, 2020, subject to completion of KPMG’s standard client acceptance procedures and execution of an engagement letter. On March 2, 2021, KPMG completed its procedures, accepted appointment as Parent’s independent registered public accounting firm and the Audit Committee of the Board of Directors executed an engagement letter with KPMG.

During the fiscal year ended December 31, 2020, and through the subsequent interim period through March 2, 2021, neither Parent, Fusion Fuel Portugal, HL, nor anyone acting on its or their behalf, has consulted with KPMG regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on Parent’s financial statements, and neither a written report or oral advice was provided to Parent that KPMG concluded was an important factor considered by Parent in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K, or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The company received a letter from Marcum LLP, dated April 29, 2021, noting that they agree with the statements above which were included in a 6-K filing the firm submitted on the 3rd of May 2021.

ITEM 16G. CORPORATE GOVERNANCE

The Nasdaq Listing Rules allow foreign private issuers, such as Parent, to follow home country corporate governance practices (in our case Irish) in lieu of the otherwise applicable Nasdaq corporate governance requirements. In order to rely on this exception, we are required to disclose each Nasdaq Listing Rule that we do not follow and describe the home country practice we do follow in lieu thereof. Parent does not currently follow any Irish corporate governance practices in lieu of Nasdaq corporate governance rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this Annual Report, “Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Our Audited Annual Consolidated Financial Statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit No.	Description	Included	Form	Filing Date
2.1	Amended and Restated Business Combination Agreement.	By Reference	F-4/A	November 5, 2020
3.1	Memorandum and Articles of Association of Fusion Fuel Green plc.	By Reference	20FR12B	December 17, 2020
4.1	Specimen Class A Ordinary Share Certificate of Fusion Fuel Green plc.	By Reference	F-4/A	October 9, 2020
4.2	Specimen Warrant Certificate of Fusion Fuel Green plc.	By Reference	F-4/A	October 9, 2020
4.3.1	Novation Agreement between HL Acquisitions Corp., Fusion Fuel Green plc, and Continental Stock Transfer & Trust Company.	By Reference	20FR12B	December 17, 2020
4.3.2	Amended and Restated Warrant Agreement between Fusion Fuel Green plc and Continental Stock Transfer & Trust Company.	By Reference	20FR12B	December 17, 2020
4.4	Description of Securities	Herewith	--	--
10.1	Form of Indemnification Agreement with Fusion Fuel Green plc’s directors and executive officers.	By Reference	F-4/A	November 5, 2020
10.2	Form of Managing Agreement between Fusion Welcome – Fuel, S.A. and its executive officers.	By Reference	F-4	August 12, 2020
10.3	Amended and Restated Stock Escrow Agreement between HL Acquisitions Corp., Fusion Fuel Green plc, certain former shareholders of HL Acquisitions Corp., and Continental Stock Transfer & Trust Company, dated December 10, 2020.	By Reference	20FR12B	December 17, 2020
10.4	Amended and Restated Registration Rights Agreement between HL Acquisitions Corp., Fusion Fuel Green plc, certain former shareholders of HL Acquisitions Corp., EarlyBirdCapital, Inc., and certain former shareholders of Fusion Welcome – Fuel, S.A., dated December 10, 2020.	By Reference	20FR12B	December 17, 2020
10.5	Indemnification Escrow Agreement between Fusion Fuel Green plc, Fusion Welcome – Fuel, S.A., Fusion Welcome, S.A., HL Acquisitions Corp., Jeffrey Schwarz, and Continental Stock Transfer & Trust Company, dated December 10, 2020.	By Reference	20FR12B	December 17, 2020
10.6	English Translation of Contract of Disposal of Intellectual Property between Fusion Welcome – Fuel, S.A. and MagP Invocao, S.A., dated September 13, 2018.	By Reference	F-4/A	September 21, 2020
10.7	English Translation of Amendment to Contract of Disposal of Intellectual Property, between Fusion Welcome – Fuel, S.A. and MagP Invocao, S.A., dated May 22, 2020.	By Reference	F-4/A	October 9, 2020
10.8	English Translation of Production Capacity Reservation, between Fusion Welcome – Fuel, S.A. and MagP Invocao, S.A., dated June 1, 2020.	By Reference	F-4/A	September 21, 2020
10.9	Sub-Lease Agreement, between Fusion Welcome – Fuel, S.A. and MagP Invocao, S.A., dated September 25, 2020.	By Reference	F-4/A	October 9, 2020

10.10	Special Eligibility Agreement for Securities, dated as of December 10, 2020, among the Depository Trust Company, Cede & Co., National Securities Clearing Corporation, Fusion Fuel Green plc, and Continental Stock Transfer & Trust Company.	By Reference	F-4/A	November 5, 2020
10.10	Form of Subscription Agreement of Fusion Fuel Green plc.	By Reference	F-4/A	October 9, 2020
10.11	Form of Non-Executive Director Appointment Letter.	By Reference	F-4/A	October 29, 2020
12.1	Certification of Principal Executive, Financial, and Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Herewith	--	--
13.1	Certification of Principal Executive, Financial, and Accounting Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Herewith	--	--
21.1	List of Subsidiaries.	Herewith	--	--
99.1	List of Relevant Territories for the Purposes of Irish Dividend Withholding Tax	Herewith	--	--

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Management compensation contract, plan or arrangement.

**	Certain provisions of this exhibit have been omitted, as such provisions (i) are not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Estoril, Portugal on the 14th day of May, 2021.

FUSION FUEL GREEN PLC

By:	/s/ Frederico Figueira de Chaves
Name:	Frederico Figueira de Chaves
Title:	Secretary

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frederico Figueira de Chaves as his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this Annual Report and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Annual Report has been signed by the following persons in the capacities and on the dates indicated.

Name		Title	Date

By:	/s/ Frederico Figueira de Chaves	Chief Financial Officer and Director	May 14, 2021
	Frederico Figueira de Chaves	(Principal Executive, Financial, and Accounting Officer)

By:	/s/ João Teixeira Wahnon	Director	May 14, 2021
João Teixeira Wahnon

By:	/s/ Jeffrey E. Schwarz	Director	May 14, 2021
Jeffrey E. Schwarz

By:	/s/ Jaime Silva	Director	May 14, 2021
Jaime Silva

By:	/s/ António Augusto Gutierrez Sá da Costa	Director	May 14, 2021
António Augusto Gutierrez Sá da Costa

By:	/s/ Rune Magnus Lundetrae	Director	May 14, 2021
Rune Magnus Lundetrae

By:	/s/ Alla Jezmir	Director	May 14, 2021
Alla Jezmir

AUTHORIZED REPRESENTATIVE

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Fusion Fuel Green PLC has signed this Annual Report in New York, NY, on the 14th day of May, 2021.

By:	/s/ Jeffrey E. Schwarz
	Name:	Jeffrey E. Schwarz
	Title:	Authorized Representative

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Fusion Fuel Green plc

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Fusion Fuel Green plc and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flow for the period from July 25, 2018 to December 31, 2018 and for each of the years in the two-year period ending December 31, 2020 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the period from July 25, 2018 to December 31, 2018 and for each of the years in the two-year period ending December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG

We have served as the Company’s auditor since 2021.

Dublin, Ireland

May 14, 2021

ITEM 18. FINANCIAL STATEMENTS

Consolidated statement of financial position

		As at December 31
	Note	2020	2019
		€’000	€’000

Non-current assets
Property, plant and equipment	10	6	15
Intangible assets	9	2,203	-

Total non- current assets		2,209	15

Current assets
Trade and other receivables	11	2,206	2
Cash and cash equivalents		58,007	-

Total current assets		60,213	2

Current liabilities
Trade and other payables	12	1,777	16
Derivative financial instruments - warrants	14	52,932	-
Accruals	12	349	-

Total current liabilities		55,058	16

Total assets less current liabilities		7,364	1

Net assets		7,364	1

Equity
Share capital	13	1	-
Share premium	13	194,053	3
Share based payments reserve	5	1,438	-
Retained earnings		(188,128)	(2)
Total equity		7,364	1

The accompanying notes form an integral part of the financial statements.

Consolidated statement of profit or loss and other comprehensive income

	Note	For the year ended 31 Dec, 2020	For the year ended 31 Dec, 2019	From July 25 to Dec 31, 2018
		€’000	€’000	€’000

Continuing operations
Revenue	4	-	-	-
Cost of sales		-	-	-
Gross profit		-	-	-

Operating expenses
Administration expenses		(3,350)	(2)	-
Share based payments expense	5	(1,438)	-	-
Other expenses	16	(667)	-	-
Operating loss		(5,455)	(2)	-

Finance costs
Interest receivable and similar income	6	2	-	-
Interest payable and similar expense	6	(10)	-	-
Net derivative financial instrument expense - warrants	6/14	(521)	-	-
Listing expenses	7	(177,146)	-	-
Net finance costs		(177,675)	-	-

Loss before tax		(183,130)	(2)	-
Income tax expense	8	-	-	-

Loss for the year		(183,130)	(2)	-

Total comprehensive loss for the year		(183,130)	(2)	-

Basic and diluted (loss) per share	17	(68.53)	0.00	0.00

The accompanying notes form an integral part of the financial statements.

Consolidated statement of changes in equity
for the year ended December 31, 2020

	Number of Shares Outstanding	Share Capital	Share premium	Share- based payment reserve	Retained earnings	Total
		€’000	€’000	€’000	€’000	€’000

Balance at July 25, 2018	-	-	-	-	-	-
Shares issued	50,000	50	2	-	-	52
Reorganisation	2,075,000	(50)	1	-	-	(49)

Balance at December 31, 2018	2,125,000	-	3	-	-	3

Balance at January 1, 2019	2,125,000	-	3	-	-	3
Loss during the year	-	-	-	-	(2)	(2)

Balance at December 31, 2019	2,125,000	-	3	-	(2)	1

Balance at January 1, 2020	2,125,000	-	3	-	(2)	1
Loss during the year	-	-			(183,130)	(183,130)

Issue of Share Capital:
HL Acquisition Transaction	7,033,356	1	139,027	-	(3,566)	135,462
PIPE Financing	2,450,000	-	48,429	-	(1,430)	46,999
Exercise of Warrants	445,861	-	4,178	-	-	4,178
Derecognition of warrant liability on exercise		-	2,416	-	-	2,416
Share based payments:
Equity-settled share based compensation		-	-	1,438	-	1,438

Balance at December 31, 2020	12,054,217	1	194,053	1,438	(188,128)	7,364

The accompanying notes form an integral part of the financial statements.

Consolidated cash flow statement

for the year ended December 31, 2020

	For the year ended 31 Dec, 2020	For the year ended 31 Dec, 2019	From July 25 to Dec 31, 2018
	€’000	€’000	€’000
Cash flows from operating activities
Net loss for the year	(183,130)	(2)	-
Adjusted for:
Share listing expenses	177,146	-	-
Equity settled share based payments	1,438	-	-
Fair value movement in warrants	521	-	-
Other non-cash expenses	667	-	-
Interest and similar expenses	8	-	-
	(3,350)	(2)
Changes in working capital:
(Increase) in receivables	(2,204)	-	-
Increase in payables and accruals	1,374	1	-
Interest and similar expenses	(8)	-	-

Net cash used by operating activities	(4,188)	(1)	-

Cash flows from investing activities
Acquisition of Business	(1,150)	-	-
Purchase of intangible and other assets	(294)	(15)	-

Net cash used in investing activities	(1,444)	(15)	-

Cash flows from financing activities
Proceeds from issuance of shares	65,138	3	-
Transaction costs deducted from equity	(4,996)	-	-
Proceeds from warrants exercised	4,178	-	-
Shareholder loan (repayment) / proceeds	(14)	14	-

Net cash provided by financing activities	64,306	17	-

Net increase/(decrease) in cash and cash equivalents	58,674	-	-
Cash and cash equivalents at beginning of year	-	-	-
Effects of movements in exchange rates on cash held	(667)	-	-

Cash and cash equivalents at end of year	58,007	-	-

Non-cash investing activities:
Purchase of intellectual property included in trade and other payables	750	-	-

Reconciliation of liabilities arising from financing activities:
Balance at January 1,	14	-	-
Issuance of warrants in HL Acquisition	54,827	-	-
Issuance of warrants in Fusion Fuel reorganisation	13,507
Shareholder loan (repayment) / proceeds	(14)	14	-
Exercise of warrants in the year	(2,416)	-	-
Fair value movement	(12,986)	-	-
Balance at December 31,	52,932	14	-

The accompanying notes form an integral part of the financial statements.

Notes forming part of the consolidated financial statements.

1.	Business Activity

Fusion Fuel Green Public Limited Company (the “Parent”, the “Company” or the “Group”) was incorporated in Ireland on April 3, 2020. The Company and its subsidiaries are collectively referred to as the “Group”. The registered office of the Company is 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

The Company’s mission is to produce hydrogen with zero carbon emissions, thereby contributing to a future of sustainable and affordable clean energy and the reversal of climate change. The hydrogen will be produced using renewable energy resulting in zero carbon emissions (“Green Hydrogen”) with components built in-house and using the know-how and accumulated experience of its team’s strategic and continuous investment in research and development (“R&D”) around solar technologies.

The Directors have a well-established risk management process which is managed through their leadership team, finance committee and board of directors. The key risks are evaluated throughout the year with key business leaders tasked to manage each risk as required, these risks are assessed through a risk matrix which evaluates each risk’s impact and likelihood.

The Merger

On June 6, 2020, the Company entered into an initial business combination agreement (“the Transaction”) with the shareholders of HL Acquisitions Corp., a British Virgin Islands business company (“HL”), a publicly-held special purpose acquisition company, and Fusion Welcome – Fuel S.A (“Fusion Fuel”), a private limited company domiciled in Portugal. On August 19, 2020, the terms of the initial Transaction were amended and finalised. The shareholders of both HL and Fusion Fuel agreed to exchange their interests for new ordinary shares in the share capital of the Company, with Fusion Fuel considered the accounting acquirer and predecessor entity.

Prior to the merger discussed below, the Company was a newly-formed shell with no active trade or business, and all relevant assets, liabilities, income and expenses were borne by Fusion Fuel, the continuing entity in the merger. Therefore, the comparable consolidated financial statements for the year ended December 31, 2019 and for the period July 25 to December 31, 2018 are those of Fusion Fuel.

As part of the transaction, the former shareholders of HL received 7,033,356 Class A ordinary shares and 8,250,000 warrants to purchase Class A ordinary shares at an exercise price of $11.50 (the “HL warrants”) of the Company. The shareholders of Fusion Fuel received 2,125,000 Class B ordinary shares and warrants to purchase 2,125,000 Class A ordinary shares at an exercise price of $11.50 per share (the “FF warrants”). Unexercised warrants expire five years from the date of the transaction’s close.

Because HL is not considered a business, the Transaction is not considered a business combination, and instead is accounted for as a reverse recapitalisation, whereby Fusion Fuel issues shares in exchange for the net assets of HL represented by cash, which had a value of approximately $54 million (approximately €44.4 million) upon closing of the Transaction, and its listed status. The excess of the fair value of the equity instruments issued by the Company over the identifiable net assets of HL represents payment for the listing status and is recorded as a listing expense in the income statement under IFRS 2 Share-based Payment. The Transaction completed on December 4, 2020 (the “acquisition date”).

Immediately following the acquisition date, the Company completed a private equity placement with accredited investors (the “PIPE Investors”) for the sale of 2,450,000 Class A ordinary shares at a price of $10.25 per share, with gross proceeds of approximately $25.1 million (approximately €20.7 million).

At the acquisition date, the Company became the ultimate legal parent of Fusion Fuel and HL Acquisitions. The Company’s Class A ordinary shares are traded on the NASDAQ Global Market under the ticker symbol HTOO and its warrants are traded under HTOOW. The Company’s Class B shares are not publicly traded.

The consolidated financial statements are prepared as a continuation of the financial statements of Fusion Fuel, the accounting acquirer, adjusted to reflect the legal capital structure of the legal parent/accounting acquiree (Fusion Fuel Green Public Limited Company). The equity in the comparative periods is that of Fusion Fuel, retroactively adjusted for the exchange ratio agreed in the Transaction. The comparative financial years included herein are operations of Fusion Fuel prior to the merger.

The Earn-Out

The parties also agreed to a potential additional equity payment to certain former shareholders of Fusion Fuel who became service providers to the Company. Under this arrangement, these persons are eligible to earn additional share-based payment awards of up to 1,137,000 Class A ordinary shares and 1,137,000 warrants to purchase Class A ordinary shares at an exercise price of $11.50 based upon the execution of contracts for certain value-accretive hydrogen purchase agreements on or before June 30, 2022, depending on the value of those contracts.

The additional consideration may be earned as follows:

●	40% upon signing of power purchase agreements (Hydrogen purchase agreements) with certain identified counterparties having an expected net present value of at least $61m

●	20% upon commencement of operations under these hydrogen purchase agreements

●	40% upon successfully completing 90 days of operations at 95% of planned capacity

As these awards are dependent on future service to be provided to the Company, the Company considers them to be service awards under IFRS 2 and classifies them as equity-settled share-based payments. The number of shares and warrants likely to be awarded are estimated at the reporting date, measured at grant-date fair value, and recorded as a cost to the income statement on a straight-line basis over the period from grant to expected delivery of contracts, currently estimated to be June 30, 2022. Earlier delivery of contracts will result in an acceleration of the vesting period.

2.	Basis of preparation and significant accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

a)	Statement of compliance

The consolidated financial statements of the Group were authorised for issue by the Board of Directors on May 12, 2021.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements are presented in Euro, the functional and presentation currency of the Company. All financial information presented in euro has been rounded to the nearest thousand, unless otherwise stated.

The consolidated financial statements have been prepared on the historical cost basis except for derivatives that have been measured at fair value and share based payments which have been measured at grant date fair value.

b)	Basis of consolidation

The Group financial statements consolidate the financial statements of the Company and its subsidiaries up to December 31, 2020. A parent controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany account balances, transactions, and any unrealised gains and losses or income and expenses arising from intercompany transactions have been eliminated in preparing the consolidated financial statements.

c)	Functional currency

The Company’s functional currency and the Group’s presentational currency is the Euro. In accordance with IAS 21, The Effects of Change in Foreign Exchange Rates, the directors assess the appropriate functional currency of each of the Group’s legal entities annually. The directors are satisfied that the functional currency of the Company and of the subsidiary companies has been determined appropriately.

Foreign currency transactions are translated into function currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

d)	Going concern

In adopting the going concern basis in preparing the financial statements, the Directors have considered the Group’s cash on hand, it’s future cash generation projections, together with factors likely to affect its future performance, as well as the Group’s principal risks and uncertainties.

Furthermore, Management has assessed the impact of the ongoing COVID-19 situation on the Group’s business. The pandemic commenced during the first quarter of 2020 and the duration and magnitude of it still remains uncertain at this time.

As a result of the unprecedented measures taken across the globe, the disruption and impact of the COVID-19 pandemic to the global economy and financial markets has been significant. Management continues to closely monitor changes in applicable laws and guidance provided by local governments in the jurisdictions in which the Company operates. All the markets in which the Company operates continue to enforce some form of restriction on the operations of businesses and these precautions have, to varying extents, led to the shutdown of nonessential services including construction development sites and limited business operations for some customers.

Nevertheless, there has been no noticeable impact on the Company’s activities to date but management is closely monitoring developments and continues to assess the ultimate impact.

Based on the above, the Directors have formed a judgement, considered the going concern status of the Group at the time of approving the financial statements and concluded that there is a reasonable expectation that the Group as a whole have adequate resources to continue in existence for a period of at least twelve months from the date of approval of the financial statements and that there were no material uncertainties that may cast significant doubt on the Group’s ability to continue as a going concern.

For this reason, they adopt the going concern basis in preparing the financial statements.

e)	Application of new standards

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019, except for the adoption of new standards and interpretations effective as of January 1, 2020. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. None of these standards have a material impact on the financial statements.

New currently effective requirements:

Effective date	New standards or amendments
January 1, 2020	Amendments to References to Conceptual Framework in IFRS Standards
January 1, 2020	Definition of Material (Amendments to IAS 1 and IAS 8)
January 1, 2020	Definition of a Business (Amendments to IFRS 3)
January 1, 2020	Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)
June 1, 2020	COVID-19-Related Rent Concessions (Amendment to IFRS 16)

Forthcoming requirements:

Effective date	New standards or amendments
January 1, 2021	Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)
January 1, 2022	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)
January 1, 2022	Annual Improvements to IFRS Standards 2018-2020
January 1, 2022	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)
January 1, 2022	Reference to the Conceptual Framework (Amendments to IFRS 3)
January 1, 2023	Classification of Liabilities as Current and Non-current (Amendments to IAS 1)
January 1, 2023	IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts
Available for optional adoption/effective date deferred indefinitely	Sale or Contributions of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

f)	Segment information

The Group manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Group’s focus is on the research and development around solar technologies. The Executive Committee, and in particular the Chief Financial Officer, is the chief operating decision maker who regularly reviews the consolidated operating results and makes decisions about the allocation of the Group’s resources.

g)	Research and development expenditure

Research costs are expensed to profit or loss as incurred and development costs are capitalised, where they meet the criteria for capitalisation.

h)	Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost.

i)	Current taxation

The current taxation charge, is calculated at the amount expected to be recovered from or paid to the taxation authorities on the basis of the tax laws enacted or substantively enacted at the reporting date.

j)	Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred income tax is determined using tax rates that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax losses can be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

k)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Class A and Class B ordinary shares are classified as equity instruments. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction from equity, net of tax effects.

l)	Derivative liabilities – warrants

Derivatives are initially recognised at their fair value on the date the derivative contract is entered into and transaction costs are expensed to profit or loss. The Company’s warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognised in profit or loss.

As the exercise price of the Company’s share purchase warrants is fixed in US dollars and the functional currency of the Company is the Euro, these warrants are considered a derivative, as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability. For warrants that are tradeable, fair value is determined using market price on the NASDAQ under the ticker HTOOW. For non-tradeable warrants, fair value is determined using market price discounted for lack of liquidity. All non-traded warrants will become tradeable within one year of issue.

m)	Business Combinations

The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of the business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a “concentration test” that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognised in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognised in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

n)	Share based payment arrangements

The grant-date fair value of equity-settled share-based payments arrangements granted to employees and non-employees is generally recognised as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognised as an expense is adjusted to reflect the numbers of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognised is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

o)	Financial instruments

Recognition and initial measurement

Trade receivables are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at Fair Value Through Profit and Loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at: amortised cost; Fair Value through Other Comprehensive Income (“FVOCI”) – debt investment; FVOCI – equity investment; or FVTPL.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortised cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognised in profit or loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss.

Derecognition

Financial assets

The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognised in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognised.

Financial liabilities

The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expire. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

p)	Trade receivables

Trade receivables are recognised initially at fair value and then carried at amortised cost less allowance for impairment. The company applies the IFRS 9 Financial Instruments simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables

q)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at bank and in hand, and short term deposits with a maturity of three months or less. For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

r)	Property, plant and equipment

Property, plant and equipment is included at cost less accumulated depreciation and/or accumulated impairment losses. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use. Depreciation is provided using the straight-line method to write off cost to residual value over the estimated useful life of the individual asset.

The carrying values of property, plant and equipment are reviewed for indicators of impairment at each reporting date or when events or changes in circumstances indicate the carrying value may not be recoverable (whichever is the earlier). If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash - generating units are written down to their recoverable amount.

s)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Intangible assets acquired in a business combination are measured on initial recognition at their fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortisation and/or any accumulated impairment losses.

Amortisation is provided using the straight-line method to write off cost to residual value over the estimated useful life of the individual asset.

The following rates per annum are used:

Software	33% straight-line
Intellectual Property	Indefinite useful life
Product development costs	Indefinite useful life

Internally generated intangible assets, excluding capitalised product development costs, are not capitalised and expenditure is reflected in the income statement in the year in which the expenditure is incurred.

Expenditure on research activities is recognised in profit or loss as incurred.

Development expenditure is capitalised only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset.

Otherwise, it is recognised in the profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortisation and any accumulated impairment losses, unless the Product Development costs are still being used in current new product development in which case it is considered indefinite useful life.

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss as incurred.

Impairment arises if the recoverable amount of the intangible asset is lower than its carrying value under IFRS. Recoverable amount is the higher of an asset’s value in use or its estimated realisable value less costs to sell.

If the carrying amount of an intangible asset exceeds its recoverable amount, an impairment loss is recognised in an amount equal to that excess.

3.	Significant accounting judgements, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, income taxes and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Key sources of estimation uncertainty - Valuation of derivatives and intangible assets

Valuation of derivatives

The valuation of the Group’s derivative financial instruments requires the use of option pricing models or other valuation techniques. Measurement of warrants with exercise prices denominated in US dollars that are not tradeable is based on current market prices, adjusted by an illiquidity factor. Significant assumptions related to derivatives are disclosed in note 15.

Intangible assets

At December 31, 2020, the Group is carrying intangible assets at an amount of €2.2 million (2019: €Nil). In accordance with IAS 36, Impairment of Assets, the directors assess the recoverability of Intellectual Property of €1.9 million and Product development costs of €0.3 million (2019: €Nil) annually as they are intangible assets with indefinite useful lives. The directors have prepared a discounted cash flow analysis to support their carrying value at December 31, 2020. These projections have been discounted based on the estimated discount rate applicable to the asset of 7% for 2020 (2019: €0). The directors concluded that future cash flows exceed the carrying amount of intangible assets at December 31, 2020 and therefore there is no impairment.

4.	Revenue

The Group intends to generate revenue primarily from entering into hydrogen purchase agreements with third parties. No revenue was generated during the current or previous years.

5.	Share-based payments

As discussed in Note 1, the Company agreed to a potential additional equity payment to certain former shareholders of Fusion Fuel who became employees of and service providers to the Company. Under this arrangement, these persons are eligible to earn additional share-based payment awards of up to 1,137,000 Class A ordinary shares and 1,137,000 warrants to purchase Class A ordinary shares at an exercise price of $11.50.

As these awards are dependent on future service being provided to the Company, the Company considers them to be service awards under IFRS 2 and classifies both the expected share and warrant awards in equity with a corresponding compensation expense in the income statement. The shares and warrants expected to be awarded are estimated and measured at grant-date fair value and attributed to the income statement on a straight-line basis from the period from grant to expiration on June 30, 2022.

As of December 31, 2020 there was €28.3 million of unrecognised share based payment expense related to the earn-out. This unrecognised expense is expected to be recognised on a straight-line basis over the remaining service period to June 30, 2022. The inputs used in the measurement of the fair values at grant date of the equity-settled share based payment plans were as follows:

€’000 (except per share/ warrant amounts)
Share price at grant date	$23.96
Warrant price at grant date	$7.71
Fair value at grant date	29,702
Expense recognised in the statement of profit or loss	(1,400)
Unrecognised expense	28,302

The warrant price at grant date is based on the traded warrant price of $8.11 at grant date with an illiquidity discount of 5% applied (See note 15).

There is an additional €38,210 included in the share-based payment expense in the income statement relating to the executive and non-executive directors representing shares earned in 2020.

6.	Finance costs

	2020	2019
	€’000	€’000
Deposit interest income	2	-
Interest and similar expenses	(10)	-
Fair value movement in derivative financial instruments - warrants	12,986	-
Fair value of warrants issued in Fusion Fuel reorganisation	(13,507)	-
Listing expenses	(177,146)	-
	(177,675)	-

7.	Listing expenses

As described in note 1, the Transaction led to a share listing expense. The Company issued shares and warrants with a fair value of €194.2 million to HL shareholders, comprised of the fair value of the Company’s shares that were issued to HL shareholders of $23.96 (€19.77) per share, as well as the fair value of the Company’s tradeable warrants of $8.11 (€6.69) and non-tradeable warrants of $7.71 (€6.34) per warrant (price of HL shares and warrants at the acquisition date). In exchange, the Company received the identifiable net assets held by HL Acquisitions, which had a fair value upon closing of €44.4 million. The excess of the fair value of the equity instruments issued over the fair value of the identified net assets received, represents a non-cash expense in accordance with IFRS 2. This one-time expense as a result of the Transaction, in the amount of €149.4 million, is recognised as a share listing expense presented as part of the financial result within the Consolidated Statement of Profit or Loss.

In addition, the Company incurred share listing expenses of €27.7 million relating to the PIPE investors. Without the PIPE investors the Transaction would not have proceeded. The fair value of the equity instruments issued to the PIPE investors was €48.4 million. In exchange, the Company received cash of $25.0 million (€20.7 million). The excess of the fair value of equity instruments issued over the cash acquired of €27.7 million has also been recorded as a non-cash IFRS 2 expense.

Details of the share listing expense are set out below: (Euros in thousands, except share and per share data).

Description	Amount $	Amount €’000	Number of shares/ warrants
HL Transaction
(a) HL Ordinary Shares			7,033,356
(b) Closing price of HL Ordinary Shares on Nasdaq as at December 4, 2020	$23.96	€19.767
(c) Fair value of Company shares issued to HL shareholders (a*b)		€139,027
(d) Outstanding HL Warrants on December 4, 2020			8,250,000
(e) Closing price of HL Warrants on Nasdaq as at December 4, 2020
Tradeable warrants	$8.11	€6.691	7,139,108
Non-tradeable warrants	$7.71	€6.357	1,110,892
(f) Fair value of outstanding HL Warrants (d*e)		€54,827
Total fair value of HL Ordinary Shares and HL Warrants (c+f)		€193,854
HL’s identifiable net assets		€44,420
IFRS 2 Expense on the closing date		€149,434
PIPE Transaction
(a) PIPE Ordinary Shares			2,450,000
(b) Closing price of PIPE Ordinary Shares on Nasdaq as at December 4, 2020	$23.96	€19.767
(c) Fair value of Company shares issued to PIPE investors (a*b)		€48,429
PIPE’s identifiable net assets		€20,717
IFRS 2 Expense on the closing date		€27,712
Total IFRS 2 Expense		€177,146

Total cash proceeds received		€65,138
Expense of share issue		€(4,996)
Cash proceeds		€60,142

8.	Taxation

For each of the periods ended December 31, 2020, 2019 and 2018, the Group earned no revenues and generated losses. It recognised a current and deferred tax expense of nil for each of those years.

During 2020, 2019 and 2018, the Group’s Portuguese operations were subject to a statutory tax rate of 21%. In Ireland, the Group was subject to a corporate income tax rate of 12.5%.

A reconciliation between taxes on income reflected on the Consolidated statement of profit or loss and other comprehensive income and the expected income tax benefit, based on the Group’s statutory tax rate, for the years ended December 31, 2020, 2019 and 2018 is as follows:

	2020	2019	2018
Reconciliation of effective tax rate	€’000	€’000	€’000
Loss before tax	(183,130)	(2)	-
Tax using Group’s domestic tax rate at 12.5%	22,931	-	-
Tax effect of:
Non-deductible expenses	(22,428)	-	-
Current-year losses for which no deferred tax asset is recognized	(503)	-	-
Total tax charge	-	-	-

In the periods ended December 31, 2020, 2019 and 2018, no deferred tax assets have been recognized in respect of losses incurred, due to the uncertainty of the Group’s ability to generate taxable profits in the foreseeable future. The current assessment regarding the usability of deferred tax assets may change, depending on the Group’s taxable income in future years. This may result in higher or lower deferred tax assets related to tax losses carried forward. As of December 31, 2020, the Group had accumulated tax losses in Portugal of approximately €2 million that may be offset against future taxable profits of the Group subject to certain limitations.

The Group has limited taxable temporary differences and no tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. On this basis, the Group has determined that it cannot recognise deferred tax assets on the tax losses carried forward as well as on temporary differences.

9.	Intangible assets

	Project Development in Progress	Intellectual Property and Patents Registration	Software	Total
	€’000	€’000	€’000	€’000
Cost
January 1, 2020	-	-	-	-
Additions-business combination	-	1,900	-	1,900
Additions-other	273	11	4	288
Transfers during the year	15	-	-	15
December 31, 2020	288	1,911	4	2,203

Amortisation
January 1, 2020	-	-	-	-
Amortisation charge	-	-	-	-
December 31, 2020	-	-	-	-

Net book value
At December 31, 2020	288	1,911	4	2,203
At December 31, 2019	-	-	-	-

Intellectual Property of €1.9 million and Product development costs of €0.3 million (2019: €Nil) assets are considered to be of indefinite life and accordingly are not amortized. The Company also considers that there has been no impairment of the value of these assets to date. The recoverable amount of these assets has been determined on a value-in-use basis, using discounted cash-flow projections for a five-year period. The calculation of value-in-use is most sensitive to the operating margin and discount rate assumptions. Operating margins are based on the future projections. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the assets’ carrying amounts exceeding their recoverable amounts. These projections have been discounted based on the estimated discount rate applicable to the asset of 7% for 2020 (2019: Nil).

Sensitivity analysis to significant assumptions

Description	Input	Sensitivity applied	Effect on book value €’000s
Indefinite useful lives intangible assets	Discount rate	+500bps	-
Indefinite useful lives intangible assets	Operating margin	-500bps	-

10.	Property, plant and equipment

2020	Assets under Construction €’000	Office and other equipment €’000	Total €’000
Cost
At January 1, 2020	15	-	15
Additions during the year	6	-	6
Transfers during the year	(15)	-	(15)
At December 31, 2020	6	-	6

Depreciation
At January 1, 2020	-	-	-
Charge for year	-	-	-
At December 31, 2020	-	-	-

Net book values
At December 31, 2020	6	-	6
At December 31, 2019	15	-	15

2019	Assets under Construction €’000	Office and other equipment €’000	Total €’000
Cost
At January 1, 2019	-	-	-
Additions during the year	15	-	15
At December 31, 2019	15	-	15

Depreciation
At January 1, 2019	-	-	-
Charge for year	-	-	-
At December 31, 2019	-	-	-

Net book values
At December 31, 2019	15	-	15
At December 31, 2018	-	-	-

11.	Trade and other receivables

	2020 €’000	2019 €’000
VAT recoverable	544	2
Prepayments	1,662	-
	2,206	2

Information about the Group’s exposure to credit risk and impairment losses for trade and other receivables is included in note 15 (c).

12.	Current liabilities

	2020 €’000	2019 €’000
Trade and other payables	1,777	2
Related party loan	-	14
Accruals	349	-
Derivative financial instruments – warrants (note 14)	52,932	-
	55,058	16

13.	Shareholders’ equity

As outlined in note 1, the consolidated financial statements are prepared as a continuation of the financial statements of Fusion Fuel, except for equity, which has been adjusted to reflect the legal capital structure of Fusion Fuel Green plc. This adjustment has been applied retro-actively to the comparative financial statements.

On the acquisition date, Fusion Fuel Green plc had 7,033,356 Class A ordinary shares with a par value of $0.0001 and 2,125,000 Class B ordinary shares with a par value of $0.0001. Immediately following the closing of the above transaction, the Company closed a series of subscription agreements with accredited investors (“PIPE Investors”) for the sale in a private placement of 2,450,000 Class A ordinary shares of Parent.

The HL Transaction and PIPE Financing led to an increase in share premium of €188 million. There were also transaction costs of €5 million netted against equity. As of December 31, 2020, the total number of Class A ordinary shares of the Company outstanding is 9,929,217 with a par value of $0.0001 and the total number of Class B ordinary shares of the Company outstanding is 2,125,000 with a par value of $0.0001.

The share capital of Fusion Fuel Green plc is as follows:

Type of Share	Number of Shares	€’000	Description
Class ‘A’ ordinary shares of $0.0001 each	7,033,356	1	Issued on closing of HL Transaction
Class ‘A’ ordinary shares of $0.0001 each	2,450,000	-	Issued to PIPE Investors
Class ‘A’ ordinary shares of $0.0001 each	445,861	-	Exercise of warrants
	9,929,217	1
Class ‘B’ ordinary shares of $0.0001 each	2,125,000	-	Issued to Fusion Fuel shareholders
	12,054,217	1

A historical summary of the share capital of Fusion Fuel is as follows:

Type of Share	Number of Shares	€’000	Description
1 Ordinary share of €1,000	1	1	Issued on incorporation
1,000 Ordinary shares of €1 each	999	-	1 share converted to 1,000 shares of €1 each
49,000 Ordinary shares of €1 each	49,000	49	Issued on January 31, 2020
	50,000	50

Share rights

Each Class A Ordinary share and Class B Ordinary share have the right to exercise one vote at any general meeting of the Company, to participate pro rata in all the dividends declared by the Company and the rights in the event of the Company’s winding up are to participate pro-rata in the total assets of the Company.

In addition to the rights outlined above, the Class B Ordinary shares, which are held by the former Fusion Fuel Shareholders, have certain protective rights that include the right to approve any liquidation or similar transaction of the Company. The Class B shareholders also have the right to approve any creation or issuance of any new class or series of capital stock or equity securities convertible into capital stock or changes to the Company’s board of directors, on which at the moment they carry the majority of the voting rights. With these protective provisions, the holders of Class B Ordinary shares will be able to veto certain actions in a way that their relative ownership would not otherwise permit. The Class B Ordinary shares will automatically convert to Class A Ordinary shares on December 31, 2023.

There were 25,000 deferred shares with a nominal value of €1 each, which were non-voting shares and did not convey upon the holder the right to be paid a dividend or to receive notice of or to attend, vote or speak at a general meeting. On December 10, 2020 the 25,000 deferred shares were cancelled.

14.	Warrants

The functional currency of the Company is the Euro and as the exercise price of the Company’s share purchase warrants is fixed in US Dollars, these warrants are considered a liability as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these warrants are classified and accounted for as a derivative liability at fair value through profit or loss.

As of December 31, 2020 there were 9,929,139 warrants outstanding. The warrants entitle the holder to purchase one ordinary share of Fusion Fuel Green plc at an exercise price of $11.50 per share. Until warrant holders acquire the Group’s ordinary shares upon exercise of such warrants, they have no rights with respect to the Group’s ordinary shares. The warrants expire on December 10, 2025, or earlier upon redemption or liquidation in accordance with their terms.

The fair value of the tradeable warrants is determined with reference to the prevailing market price for warrants that are trading on the NASDAQ under the ticker HTOOW. The fair value of non-tradeable warrants is determined with reference to the market value of the traded warrants, adjusted for an illiquidity discount of 5%.

	Tradeable No. of warrants	Non-tradeable No. of warrants	Total No. of warrants
In issue at Dec 4, 2020	7,139,108	3,235,892	10,375,000
Exercise of warrants	(445,861)	-	(445,861)
In issue at Dec 31, 2020	6,693,247	3,235,892	9,929,139

All warrants entitle the holder to purchase one Class A ordinary share at a strike price of $11.50. The fair value of the traded warrants as at December 4, 2020 was $8.11. The fair value of the tradeable warrants as at December 31, 2020 was $6.65. See reconciliation of fair values below.

	Tradeable €’000s	Non-tradeable €’000s	Total €’000s
Balance – December 31, 2018	-	-	-
Balance – December 31, 2019	-	-	-
Fair value of warrants issued in the HL Transaction / Fusion Fuel re-organization	47,766	20,568	68,334
Warrants exercised	(2,416)	-	(2,416)
Fair value movement	(9,077)	(3,909)	(12,986)
Balance – December 31, 2020	36,273	16,659	52,932

The fair value of non-tradeable warrants was calculated with reference to the market price, adjusted for an illiquidity discount of 5%. (See note 15)

15.	Financial instruments and risk management

(a)	Accounting classifications and fair value

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

●	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

There were no transfers between fair value levels during the year.

As at December 31, 2020, tradeable warrants are measured at fair value using Level 1 inputs and non-tradeable warrants are measured at fair value using Level 3 inputs. The fair value of the tradeable warrants is measured based on the quoted market price of the warrants at each reporting date. The fair value of the non-tradeable warrants is determined using the fair value of the traded warrants, adjusted for an illiquidity discount.

	Carrying amount			Fair value
	Cash and receivables €’000	Liabilities €’000	Total carrying amount €’000	Level 1 €’000	Level 2 €’000	Level 3 €’000	Total €’000
2020
Trade receivables	-	-	-	-	-	-	-
Cash and cash equivalents	58,007	-	58,007	-	-	-	-
Other receivables	544	-	544	-	-	-	-
Trade payables	-	-	-	-	-	-	-
Tradeable warrants	-	-	-	36,273	-	-	36,273
Non-tradeable warrants	-	-	-	-	-	16,659	16,659
Other payables	-	(2,126)	(2,126)	-	-	-	-
	58,551	(2,126)	56,425	36,273	-	16,659	52,932

	Carrying amount			Fair value
	Cash and receivables €’000	Liabilities €’000	Total carrying amount €’000	Level 1 €’000	Level 2 €’000	Level 3 €’000	Total €’000
2019
Trade receivables	-	-	-	-	-	-	-
Cash and cash equivalents	-	-	-	-	-	-	-
Other receivables	2	-	2	-	-	-	-
Trade payables	-		-	-	-	-	-
Other payables	-	(16)	(16)	-	-	-	-
	2	(16)	(14)	-	-	-	-

Quantitative information of significant unobservable inputs – Level 3

Description	Valuation technique	Unobservable input	Value	Fair value €’000s
Derivate liability – non-tradeable warrants	Pricing model	Illiquidity discount	5%	16,659
Equity settled share-based payments	Pricing model	Illiquidity discount	5%	29,702

Sensitivity analysis to significant changes in unobservable inputs within Level 3 hierarchy

The unobservable inputs used in the fair value measurement categorised within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis on the fair values as at December 31, 2020, is shown below.

Description	Input	Sensitivity applied	Effect on fair value €’000s
Derivative liability – non-tradeable warrants	Illiquidity discount	-100bps	(175)
Equity settled share-based payments	Illiquidity discount	-100bps	(76)

Reconciliation of Level 3 fair values

The following table shows a reconciliation from the opening balances to the closing balances for Level 3 fair values.

	Note	Derivative liability – non-tradeable warrants
Balance at December 31, 2018		-
Balance at December 31, 2019		-
Issued in the HL Transaction/Fusion Fuel re-organization	6	20,568
Warrants exercised
Fair value movement in derivates / share-based payment expensed	14	(3,909)
Balance at December 31, 2020		16,659

Cash and cash equivalents including the short-term bank deposits

For cash and cash equivalents, all of which have a maturity of less than three months, the carrying value is deemed to reflect a reasonable approximation of fair value.

Trade and other receivables/payables

For the receivables and payables with a remaining term of less than one year or on demand balances, the carrying amount less impairment allowances, where appropriate, is a reasonable approximation of fair value.

(b)	Financial risk management

The Group’s operations expose it to various financial risks that include credit risk, liquidity risk and market risk. The Group has a risk management framework in place which seeks to limit the impact of these risks on the financial performance of the Group. It is the policy of the Group to manage these risks in a non-speculative manner.

This note presents information about the Group’s exposure to each of the above risks and the objectives, policies and processes for measuring and managing the risks. Further quantitative and qualitative disclosures are included throughout this note.

The Company’s board of directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

(c)	Credit risk

Exposure to credit risk

Credit risk arises from granting credit to customers or others and from investing cash and cash equivalents with banks and financial institutions. The Group have not granted credit to customers to date as the Group has not earned any revenues.

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s cash and cash equivalents. The carrying amounts of financial assets represent the maximum credit exposure.

There were no impairment losses on financial assets recognised in profit or loss.

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the factors that may influence the credit risk of its customer base, including the default risk and country in which customers operate.

In monitoring credit risk, receivables are grouped according to their credit characteristics, including their geographic location, industry, trading history with the Group and existence of previous financial difficulties. The Group does not require collateral in respect of trade and other receivables.

At December 31, 2020, the exposure to credit risk for other receivables by geographic region was not significant.

Cash and short term bank deposits

The Group held cash and cash equivalents of €58,006,645 at December 31, 2020 (2019: €458). The cash and cash equivalents are held with UBS Switzerland AG, which is rated Aa2 (2019: Aa2), based on Moody’s ratings. Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties.

(d)	Liquidity risk

Liquidity risk is the risk that the Group’s will encounter difficulty in meeting its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable costs or risking damage to the Group’s reputation.

Contractual maturities

The following are the expected contractual maturities of the Group’s financial liabilities, including estimated interest payments.

	Carrying	Contractual	Less than	1 – 2	2 – 5	More than
	amount €’000	cash flows €’000	one year €’000	years €’000	years €’000	5 years €’000
December 31,2020
Derivative financial instruments - warrants	52,932	-	52,932	-	-	-
Other payables	2,126	2,126	2,126	-	-	-
Total	55,058	2,126	55,058	-	-	-

	Carrying	Contractual	Less than	1 – 2	2 – 5	More than
	amount €’000	cash flows €’000	one year €’000	years €’000	years €’000	5 years €’000
December 31, 2019
Other payables	16	16	16	-	-
Total	16	16	16	-	-	-

(e)	Market risk and interest rate risk

Market risk is the risk that changes in market prices and indices, such as foreign exchange rates and interest rates, will affect the Group’s income or the value of its holdings of financial instruments. Interest rate risk is not significant to the Group.

(f)	Foreign exchange risk

The Group uses the Euro as its functional currency. Foreign exchange rate risk is the risk that the fair value of Group assets or liabilities, or future expected cash flows will fluctuate because of changes in foreign currency exchange rates. While the Company’s shares are listed in US dollars, the currency of the primary operating environment of the Group is the Euro, and its exposure to the risk of changes in foreign currency would arise primarily when revenue or expense is denominated in a currency other than the Euro. The Company currently has no operations outside of the Eurozone, so the effect of the translation of foreign operations is not significant to the Group. At the year-end the Company has USD and EUR cash balance of approximately $55m and €8.9m respectively.

The following significant exchange rates have been applied during the year.

	Average rate		Year-end spot rate
	2020	2019	2020	2019
Euro
USD	0.8755	0.8933	0.8149	0.8902

Sensitivity analysis

A reasonably possible strengthening of the Euro against the Group’s principal foreign currency denominated amounts at December 31,2020 would have increased profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases.

	2020 €’000	2019 €’000

USD (10 percent strengthening of the euro)	918	-

(g)	Capital Management

The Group’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain the future development of the business. The board of directors monitors the return on capital.

16.	Other expenses

	2020 €’000	2019 €’000	2018 €’000
Foreign exchange loss	667	-	-
Total other expenses	667	-	-

17.	Loss per share

	2020	2019
Basic loss per ordinary share	(68.53)	0.00
Diluted loss per ordinary share	(68.53)	0.00
Number of ordinary shares used for loss per share (weighted average)
Basic	2,672,200	2,125,000
Diluted	2,672,200	2,125,000
	2,672,200	2,125,000

Basic loss per share is calculated by dividing the loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted loss per share is calculated by dividing the loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The diluted loss per share reflects the basic loss per share, since the effects of potentially dilutive securities are anti-dilutive. For the periods included in these financial statements the Group was loss-making in all periods, therefore, anti-dilutive instruments are excluded in the calculation of diluted weighted average number of ordinary shares outstanding, including the outstanding equity awards of up to 1,137,000 ordinary shares and 1,137,000 warrants issuable under the earn-out arrangements, and the 9,929,139 warrants issued in 2020 and outstanding as of December 31, 2020. These warrants and options could potentially dilute basic earnings per share in the future.

18.	Related parties

The following is a description of certain related party transactions that the Group have entered into with any executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties.

(a)	Business combination

On June 6, 2020, Fusion Fuel entered into agreements with affiliate, MagP, under which Fusion Fuel received minimum guaranteed amounts of modules, tracking structures and accessories, electrical installations and assembly services for all equipment relating to the CPV solar trackers (collectively, the “Trackers”) used in Fusion Fuel’s Hydrogen Generators. In addition, Fusion Fuel acquired rights to all MagP intellectual property relating to the technology associated with the Trackers, including all registrations, designs, software, domain names and any other materials along with production processes, customer relationships and an organised workforce. The Group has determined that together the acquired inputs and processes significantly contribute to the ability to create revenue. The Group has concluded that the acquired set is a business.

The total consideration to be paid by Fusion Fuel includes €1,900,000 (€1,150,000 paid during the year in cash and €750,000 payable at year end) and the identifiable assets acquired and liabilities assumed were the following:

Intangible assets	€1,900,000
Total identifiable net assets acquired	€1,900,000

The intangible assets were valued using the market comparison/relief from royalty method, and no goodwill or non-controlling interests arose on the acquisition. August 3, 2020, a patent was registered related to the IP purchased. This combined with the signing of the senior management contracts created significant value in the company during 2020.

(b)	Key management personnel compensation

Compensation of the Group’s key management personnel (executive committee members) includes salaries and share-based payments.

Fees and emoluments – Executive Directors	Year ended December 31, 2020 €’000	Year ended December 31, 2019 €’000	Year ended December 31, 2018 €’000
Basic salary (1)	135	-	-
Share based compensation (2)	1,066	-	-
	1,201	-	-

(1)	Each Executive Committee Member currently receives a total of €180,000 of gross fixed annual compensation. For 2020, a total amount of €135,000 was payable (2019: Nil).

(2)	Three of the four persons who received the earn-out as mentioned in note 1 became executive directors of the Company and the portion of their share based payment compensation is included above.

(3)	Members of the Board receive 5,000 shares per year of service on the Board. In both 2019 and 2020, no shares were issued to any board or Management members. The shares earned in 2020 were deferred to January 31, 2021. Included in the share based compensation above is an amount of €16,376 representing shares earned in 2020.

(4)	Members of the Executive Committee are also entitled to potentially receive variable and incentive awards according to the decision of the Board’s Remuneration Committee. In both 2019 and 2020, no variable or incentive awards was given to any member of staff.

(c)	Key management personnel transactions

During 2020, the Company’s Chief Financial Officer, Frederico Figueira de Chaves, made payments on behalf of Fusion Fuel in the total amount of €144,396 ($171,398), related to operating costs, which were fully repaid by December 2020.

In addition, shareholder loans in the amount of €84,387 were drawn down, of which €2,000 remains outstanding at December 31, 2020. As at December 31, 2019, a shareholder loan of €13,897 was outstanding. This was repaid in full during 2020.

Key Management Personnel Holdings and Related Parties

Directors of the company have control of more than 10% of the voting shares of the company, however no individual controls more than 20% of the company.

Directors and Officers hold a total of 1,394,466 issued Class A and Class B shares in the company at year end.

Joao Teixeira Wahnon, Frederico Figueira de Chaves and Jaime Silva, all have ownership interests in Negordy S.A. (formerly Fusion Welcome S.A., the former parent company of Fusion Fuel which merged with HL Acquisitions and Fusion Fuel Green) that has 1,593,750 Class B Shares of the company.

A number of management personnel, or their related parties, hold positions in other companies that result in them having significant influence. Some of those companies have transacted with the Group during the year and are expected to transact with the company going forward. The terms and conditions of these transaction were no more favourable than those available or which might reasonably be expected to be available in similar transaction with non-key management personnel related companies on an arm’s length basis.

Fusion Fuel has entered into several agreements and transactions with MagP Inovação (“MagP”), a related party, regarding the supply of material, secondment of staff, sub-lease agreements and hydrogen project developments in Portugal. In 2020, the value of these transactions were €1.9m.

19.	Commitments and contingencies

As of December 31, 2020, a subsidiary of the Group had entered into purchase commitments to pay up to €2.35 million and €0.87 million, respectively, to a related-party to deliver equipment, materials and assembling services in relation the “Greengas” and “H2Evora” Projects. Non-refundable down payments of 20% of the expected contract value have been made and the remainder of the contracts are cancellable but incur a penalty of 10% of contract value.

20.	Subsequent events

Subsequent to the year end, the Group commenced site preparation and development activities on the Evora project in Portugal. This included obtaining respective construction permits, undergoing civil construction for the foundations and water/hydrogen pipes and commencing the installation of the HEVO-SOLAR generators.

In addition, in March 2021, the Group signed memoranda of understanding with Confederación Española de Empresarios de Estaciones de Servicio, the Spanish Confederation of Operators of Service Stations, to jointly develop green hydrogen production capacity in Spain; with BGR Energy Systems Limited, to develop green hydrogen projects in India; with Magnesitas De Rubian, S.A., a Spanish mining company, to jointly explore the feasibility of combining green hydrogen and carbon capture technology; and with Grupo Zoilo Ríos to jointly develop the first green hydrogen production capacity next to a service station in Spain.

In the first quarter of 2021, an additional 1,059,506 warrants were exercised by investors which provided the Group with an additional $12,184,319 (approximately €10.4 million) in capital.

21.	Approval of financial statements

The directors approved the financial statements on May 14, 2021.