Form 20-F
period 2021-12-31
Fusion Fuel Green PLC
filed 2022-05-02
CIK 1819794

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

None

(Title of class)

Indicate the number of outstanding shares of each of the issue’s classes of capital or common stock as of the close of the period covered by the annual report: As of April 29, 2022, there were 10,993,722 Class A Ordinary Shares and 2,125,000 Class B Ordinary Shares issued and outstanding.

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

Yes ☐ No ☒

i

INTRODUCTION

In this Annual Report on Form 20-F (this “Annual Report”), unless otherwise indicated, all references to “we,” “our,” “us,” the “Company,” “Parent” or “Fusion Fuel,” and all similar terms, refer to Fusion Fuel Green plc, a public limited company incorporated in Ireland.

Financial Statement Presentation

The historical financial statements presented in this Annual Report were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are denominated in Euros (“EUR” or “€”).

Parent qualifies as a Foreign Private Issuer and prepares its financial statements in accordance with IFRS.

Exchange Rate Information

The translations from USD to EUR in this Annual Report were made at a rate of USD 1 to EUR 0.88, which is the rate published by “Banco de Portugal” (Bank of Portugal) on December 31, 2021.

We make no representation that the EUR or USD amounts referenced in this Annual Report could have been or could be converted into EUR or USD, as the case may be, at any particular rate or at all. On April 22, 2022, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board was USD 1 to EUR 1.0790.

Summary of Risk Factors:

An investment in our securities involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

●	Parent has a limited operating history, and accordingly, you have limited financial information on which to evaluate Parent and Parent’s securities.

●	We may need additional capital in the future to meet our financial obligations and to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to meet our financial obligations and grow our business.

●	The hydrogen production industry is an emerging market and hydrogen production may not receive widespread market acceptance.

●	The economic benefits to our customers of our HEVO-Solar technology over competitor products depend on the cost of electricity available from alternative sources including local electric utility companies, which cost structure is subject to change.

●	We currently face and will continue to face significant competition.

●	We depend on a few customers for the majority of our revenues and the loss of any such customers could adversely affect our business, financial condition, results of operations and cash flows.

●	Our future success depends in part on our ability to increase our production capacity, and we may not be able to do so in a cost-effective manner and cannot guarantee that our production partners or suppliers ramp up in time.

●	The performance of our HEVO-Solar may be affected by field conditions and other factors outside of our control, which could result in harm to our business and financial results.

●	Fusion Fuel’s products create a flammable fuel that is an inherently dangerous substance. If our HEVO-Solar contain manufacturing defects, our business and financial results could be harmed.

●	If our estimates of the useful life for our HEVO-Solar are inaccurate or we do not meet service and performance warranties and guaranties, or if we fail to accrue adequate warranty and guaranty reserves, our business and financial results could be harmed.

●	Any significant disruption in the operations at our manufacturing facilities or the manufacturing facilities of MagP Inovação, S.A. (“MagP”), an entity that is majority-owned by Negordy Investments, S.A. (“Negordy”), one of our shareholders, could delay the production of our HEVO-Solars, which would harm our business and results of operations.

●	The failure of our suppliers to continue to deliver necessary raw materials or other components of our HEVO-Solars in a timely manner or at all, or our inability to obtain substitute sources of these components on a timely basis or on terms acceptable to us, could prevent us from delivering our products within required time frames, impair our ability to manufacture our products, could increase our costs of production and could cause installation delays, cancellations, penalty payments, and damage to our reputation.

●	We face supply chain competition, including competition from businesses in other industries, which could result in insufficient inventory and negatively affect our results of operations. Further, we, and some of our suppliers, obtain capital equipment used in our manufacturing process from sole suppliers and, if this equipment is damaged or otherwise unavailable, our ability to deliver our HEVO-Solars on time will suffer.

●	We may become subject to product liability claims which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

●	Our patent applications may not result in issued patents, and our issued patents may not provide adequate protection, either of which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours. Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly. In addition, some of our designs could be contested by other technology developers or patent holders which are unknown to us, potentially resulting in increased costs due to licensing agreements or legal costs associated with contesting any claims.

●	Fusion Fuel’s ability to generate revenues is substantially dependent upon it entering into both hydrogen purchase and technology sale agreements with third parties.

●	If Fusion Fuel does not retain its senior management and key employees, or attract and retain additional talent, Parent may not be able to grow or achieve its business objectives.

●	Increases in costs, disruption of supply or shortage of raw materials, including membranes and concentrating lenses, could harm our business.

●	If our manufacturing plant in Benavente suffers delays or becomes inoperable, we will be unable to produce our electrolyzers and our business will be harmed.

●	Our growth strategy is aggressive and includes operating in more territories.

●	We are subject to an increasing sustainability focus.

●	Parent expects to experience foreign currency gains and losses. Fluctuations in currency exchange rates can adversely affect its profitability.

●	A transfer of Class A Ordinary Shares or Warrants, other than one effected by means of the transfer of book-entry interests in the Depositary Trust Company, may be subject to Irish stamp duty.

●	If the Class A Ordinary Shares or Warrants are not eligible for deposit and clearing within the facilities of DTC, then transactions in the Class A Ordinary Shares and/or Warrants may be disrupted.

●	An investment in the Class A Ordinary Shares may result in uncertain U.S. federal income tax consequences.

●	Attempted takeovers of Parent will be subject to the Irish Takeover Rules and will be under the supervisory jurisdiction of the Irish Takeover Panel.

●	Investors may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because Parent is formed under Irish law.

●	The ongoing coronavirus pandemic (“COVID-19”) may adversely affect Parent’s business, results of operations, and financial condition.

●	As a foreign private issuer, we are exempt from a number of rules under the Exchange Act, we are permitted to file less information with the SEC than domestic companies, and we are permitted to follow home country practice in lieu of the listing requirements of Nasdaq, subject to certain exceptions. Accordingly, there may be less publicly available information concerning us than there is for issuers that are not foreign private issuers.

●	Parent is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Class A Ordinary Shares less attractive to investors.

●	Resales of our Class A Ordinary Shares or Warrants, or the perception that such resales might occur, may cause the market price of the Class A Ordinary Shares or Warrants to drop significantly, even if Fusion Fuel’s business is doing well.

●	A substantial number of our Class A Ordinary Shares may be issued upon the exercise of Warrants or the conversion of the Class B Ordinary Shares, which could adversely affect the price of our Class A Ordinary Shares.

●	Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

●	We may issue additional Class A Ordinary Shares or other equity securities without seeking shareholder approval, which would dilute your ownership interests and may depress the market price of the Class A Ordinary Shares.

●	If the Class A Ordinary Shares or Warrants are de-listed from Nasdaq, we could face significant material adverse consequences.

●	The trading price of the Class A Ordinary Shares or Warrants may be volatile, and holders of the Class A Ordinary Shares or Warrants could incur substantial losses.

●	An active trading market of the Class A Ordinary Shares and Warrants may not be sustained and investors may not be able to resell their Class A Ordinary Shares and Warrants at or above the price for which they purchased such securities.

●	Because we currently do not have plans to pay cash dividends on the Class A Ordinary Shares, you may not receive any return on investment unless you sell your Class A Ordinary Shares for a price greater than that which you paid.

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

v

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

A. [RESERVED]

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

Risks Relating to Our Business

Parent and Fusion Fuel Portugal have a limited operating history.

Parent and Fusion Fuel Portugal have a limited operating history. Because of this, your basis upon which to evaluate our ability to achieve our business objectives and operate profitably is correspondingly limited. This could adversely affect the price of our securities and future prospects.

We may need additional capital in the future to meet our financial obligations and to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to meet our financial obligations and grow our business.

  While the funds that were made available to us from the trust fund of HL Acquisitions Corp. (“HL”) in connection with transactions contemplated by the Business Combination Agreement and the concurrent private placement of shares (the “PIPE”) have been sufficient to fund our operations since such time, we may need to raise additional capital to fund operations in the future or finance future acquisitions.

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

The green hydrogen production industry is still relatively nascent in an otherwise mature and heavily regulated industry, and we cannot be sure that potential customers will accept hydrogen production broadly, or our HEVO-Solar products specifically. Enterprises may be unwilling to adopt our solution over traditional or competing power sources for any number of reasons including the perception that our technology is unproven, a lack of confidence in our business model, the perceived unavailability of back-up service providers to operate and maintain our technology, and lack of awareness of our product or the perception of regulatory or political headwinds. In addition, companies may take longer than expected to use green hydrogen over brown hydrogen due to potential price differentiation. Because this is an emerging industry, broad acceptance of our products and services is subject to a high level of uncertainty and risk. If the market develops more slowly than we anticipate, our business will be harmed.

Our limited operating history and our nascent industry make evaluating our business and future prospects difficult.

The Fusion Fuel team began its work in the renewable energy industry in 2008, and since such time we have been focused principally on research and development activities relating to concentrated solar power, part of which we have applied to our technology. Fusion Fuel´s hydrogen project began in 2018. Although the hydrogen project is an extension of our historical business it comes with some different challenges, including the challenges described elsewhere in these “Risk Factors” which we may not have the experience or ability to successfully overcome. Furthermore, our hydrogen generator, the HEVO-Solar, is a new type of product in the nascent hydrogen industry. Consequently, predicting our future revenue and appropriately budgeting for our expenses is difficult, and we have limited insight into trends that may emerge and affect our business. If actual results differ from our estimates or if we adjust our estimates in future periods, our operating results and financial position could be materially and adversely affected.

Fusion Fuel’s products involve a lengthy sales and installation cycle and if we fail to close sales on a regular and timely basis, our business could be harmed.

  Fusion Fuel’s sales cycle is typically 12 to 24 months but can vary considerably. In order to make a sale, we must typically provide a significant level of education to prospective customers regarding the use and benefits of Fusion Fuel’s products and technology. The period between initial discussions with a potential customer and the eventual sale of even a single product typically depends on a number of factors, including the potential customer’s budget, required construction and production licenses, and the decision as to the type of financing it chooses to use as well as the arrangement of such financing. Prospective customers often undertake a significant evaluation process which may further extend the sales cycle. Once a customer makes a formal decision to purchase our product, the fulfilment of the sales order by us will require a substantial amount of time. We expect the time between the entry into a sales contract with a customer and the installation of our technology to range from three to nine months or more depending on the licensing and permitting stages of a project. This lengthy sales and installation cycle is subject to a number of significant risks over which we have little or no control. Because of both the long sales and long installation cycles, we may expend significant resources without having certainty of generating a sale.

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

We believe that part of the cancellation risk is mitigated in these early years, as our first projects are being developed for Fusion Fuel’s own business line. Fusion Fuel will then operate the first green hydrogen plants.

The economic benefits to our customers of our HEVO-Solars over competitor products depend on the cost of electricity available from alternative sources including local electric utility companies, which cost structure is subject to change.

We believe that a customer’s decision to purchase our technology is significantly influenced by the price predictability of electricity generated by the system in comparison to the retail price and the future price outlook of electricity from the local utility grid and other energy sources. The economic benefit of our solution to our customers includes, among other things, the benefit of reducing such customer’s payments to the local utility company. The rates at which electricity is available from a customer’s local electric utility company is subject to change and any changes in such rates may affect the relative benefits of our HEVO-Solars. Even in markets where we are competitive today, rates for electricity could decrease and render our HEVO-Solars uncompetitive. Several factors could lead to a reduction in the price or future price outlook for grid electricity, including the impact of energy conservation initiatives that reduce electricity consumption, construction of additional power generation plants (including nuclear, coal or natural gas) and technological developments by others in the electric power industry which could result in electricity being available at costs lower than those that we can achieve. If the retail price of grid electricity decreases at a faster rate than we or our customers expect, it could reduce demand for our HEVO-Solars and harm our business.

In some countries, the current low cost of grid electricity, even together with available subsidies, does not render our product economically attractive. If we are unable to reduce our costs to a level at which our technology would be competitive in such markets, or if we are unable to generate demand for our HEVO-Solars based on benefits other than electricity cost savings, such as reliability, resilience, or environmental benefits, our potential for growth may be limited in those markets.

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

We depend on a few customers for the majority of our revenues and the loss of any such customers could adversely affect our business, financial condition, results of operations and cash flows.

We sell most of Fusion Fuel’s products to a range of customers that currently includes a few anchor customers, and, while we are continually seeking to expand our customer base, we expect this concentration of our customer base will continue for the next several years. Accordingly, our near-term success depends upon the continued purchases of our products by a small number of customers, and any fluctuation or decline in business with our major customers could have an adverse impact on our business, financial condition and results of operations. Our dependence on a small number of major customers may expose us to additional risks. For instance, a slowdown, delay or reduction in a customer’s orders could result in excess inventories or unexpected quarterly fluctuations in our operating results and liquidity. Our major customers may have significant purchasing leverage over us to require changes in sales terms including pricing, payment terms and product delivery schedules, which could adversely affect our business, financial condition, results of operations and cash flows. If one of our major customers delays payment of or is unable to pay their receivables, that could have a material adverse effect on our business, financial condition, results of operations and cash flows. While we believe that part of this cancellation risk will be mitigated in the early years as the first projects will be developed for Fusion Fuel’s own business line, and Fusion Fuel will then operate the first green hydrogen plants, we cannot assure you of that. If we are unable to build and maintain a broad customer base and build relationships with potential new customers, our business may be adversely affected.

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

This risk is partially mitigated because we currently outsource all production functions which are non-related to our HEVO technology to third parties. If any of our key suppliers are unable to expand their manufacturing facilities, we may be unable to further scale our business. Over the next three to five years, Fusion Fuel is in the process of establishing its own assembly line(s) and production plant(s). If we are unable to do so, this could limit the ability of Fusion Fuel to scale its business. If the demand for our technology or our production output decreases or does not rise as expected, we may not be able to spread a significant amount of our fixed costs over the production volume, resulting in a greater than expected per unit fixed cost, which would have a negative impact on our financial condition and our results of operations.

The performance of our technology may be affected by field conditions and other factors outside of our control, which could result in harm to our business and financial results.

Field conditions, such as the natural elements and utility processes which vary by region and may be subject to seasonal fluctuations, are not always possible to predict until the HEVO-Solars is in operation. Although we believe we have designed the units to successfully withstand the variety of field conditions we expect to encounter, as we move into new geographies and deploy new service configurations, we may encounter new and unanticipated field conditions. Adverse impacts on performance may require us to incur significant re-engineering costs or divert the attention of our engineering personnel from product development efforts. Furthermore, we may be unable to adequately address the impacts of factors outside of our control in a manner satisfactory to our customers. Any of these circumstances could significantly and adversely affect customer satisfaction, market acceptance, and our business reputation.

If our HEVO-Solars contain manufacturing defects, our business and financial results could be harmed.

Our HEVO-Solar units are complex products and they may contain undetected or latent errors or defects. Changes in our supply chain or the failure of our suppliers to otherwise provide us with components or materials that meet our specifications could also introduce defects into our products. In addition, as we grow our manufacturing volume, the chance of manufacturing defects could increase. Any manufacturing defects or other failures of our HEVO-Solars to perform as expected could cause us to incur significant re-engineering and replacement costs, divert the attention of our engineering personnel from product development efforts, and significantly and adversely affect customer satisfaction, market acceptance, and our business reputation. Given the fact that the electrolyzers only produce around 20 grams of hydrogen each day and that they operate in an open area, there is little to no safety risk to employees or customers.

Furthermore, we may be unable to correct manufacturing defects or other failures of our HEVO-Solar units in a manner satisfactory to our customers, which could adversely affect customer satisfaction, market acceptance, and our business reputation.

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

Each green hydrogen production plant will consider purchasing an insurance policy to insure such project to mitigate this operational risk, but due to the nascent industry and market for these products, it is unknown what the financial burden might be of any such insurance policy, and we may determine that the costs of insuring for these risks make it impractical for us to obtain insurance. Accordingly, we cannot assure you that each plant will purchase insurance nor that any insurance coverage purchased will be adequate. Any uninsured occurrence of business disruption, litigation, natural disaster, or significant damages to our uninsured equipment or technology infrastructure could result in substantial costs and diversion of resources for us and could adversely affect our financial condition and results of operations.

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

If our estimates of the useful life for our HEVO-Solar units are inaccurate or we do not meet service and performance warranties and guaranties, or if we fail to accrue adequate warranty and guaranty reserves, our business and financial results could be harmed.

We will provide performance warranties and guaranties covering the efficiency and output performance of our Hydrogen Generators for the first five years. Our pricing of these contracts and our reserves for warranty and replacement will be based upon our estimates of the useful life of our HEVO-Solars and their components, including assumptions regarding improvements in power module life that may fail to materialize. Although there is a 12-year history on the solar tracking systems, the Direct Coupled Photo Electrochemical Hydrogen Generator (the “HEVO”), which produces green hydrogen at one of the highest efficiency ratios and at the most competitive cost (€/Kg) in the green hydrogen industry, does not have a long history with a large number of field deployments, and our estimates may prove to be incorrect. Failure to meet these performance warranties and guaranty levels may require us to replace the units at our expense or refund their cost to the customer, or require us to make cash payments to the customer based on actual performance, as compared to expected performance, capped at a percentage of the relevant equipment purchase prices. We will accrue for product warranty costs and recognize losses on service or performance warranties when required by IFRS based on our estimates of costs that may be incurred and based on historical experience. However, as we expect our customers to renew their maintenance service agreements each year, the total liability over time may be more than the accrual. Actual warranty expenses have in the past been below and may in the future be greater than we have assumed in our estimates, the accuracy of which may be hindered due to our limited history operating at our current scale.

Our business is subject to risks associated with construction, utility interconnection, cost overruns and delays, including those related to obtaining government permits and other contingencies that may arise in the course of completing installations.

Payments on the sales of our units are paid in instalments, including an up-front payment upon placing an order, a payment on delivery, and a final payment upon the installation and acceptance (except where a third party is responsible for installation). Therefore, our financial results may be impacted by the timeliness of the installation or delivery of the units. Furthermore, in some cases, the installation of the units may be on a fixed price basis, which subjects us to the risk of cost overruns or other unforeseen expenses in the installation process.

The construction, installation, and operation of our HEVO-Solar units at a particular site is also generally subject to oversight and regulation in accordance with applicable laws and ordinances relating to building codes, safety, environmental protection, and related matters, and typically require various governmental approvals and permits, including environmental approvals and permits, that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal. It is difficult and costly to track the requirements of every individual authority having jurisdiction over our installations, to design our units to comply with these varying standards, and to obtain all applicable approvals and permits. We cannot predict whether or when all permits required for a given project will be granted or whether the conditions associated with the permits will be achievable. The denial of a permit or utility connection essential to a project or the imposition of impractical conditions would impair our ability to develop the project. In addition, we cannot predict whether the permitting process will be lengthened due to complexities and appeals. Delay in the review and permitting process for a project can impair or delay our and our customers’ abilities to develop that project or may increase the cost so substantially that the project is no longer attractive to us or our customers. Furthermore, unforeseen delays in the review and permitting process could delay the timing of the installation and could therefore adversely affect the timing of the recognition of revenue related to the installation, which could harm our operating results in a particular period.

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

Furthermore, at times we may rely on the ability of our third-party general contractors to install HEVO-Solars at our customers’ sites and to meet our installation requirements. Our work with contractors or their sub-contractors may have the effect of us being required to comply with additional rules (including rules unique to our customers), working conditions, site remediation, and other union requirements, which can add costs and complexity to an installation project. The timeliness, thoroughness, and quality of the installation-related services performed by some of our general contractors and their sub-contractors in the past may not meet expectations or standards.

Any significant disruption in the operations at our or our partner’s manufacturing facilities could delay the production of our HEVO-Solars, which would harm our business and results of operations.

We manufacture our HEVO-Solars in a limited number of manufacturing facilities, and initially with one key partner, MagP, any of which could become unavailable either temporarily or permanently for any number of reasons, including equipment failure, material supply, financial difficulties, public health emergencies, catastrophic weather or geologic events, or if the relationship between us and MagP deteriorates. In the event of a significant disruption to our manufacturing process, we may not be able to easily shift production to other facilities or to make up for lost production, which could result in harm to our reputation, increased costs, and lower revenues. The planned new Fusion Fuel production facility is expected to reduce our reliance on MagP, and, accordingly, would reduce the impact of any potential disruption at MagP’s plant.

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

The failure of our suppliers to continue to deliver necessary raw materials or other components of our HEVO-Solars in a timely manner or at all, or our inability to obtain substitute sources of these components on a timely basis or on terms acceptable to us, could prevent us from delivering our products within required time frames, impair our ability to manufacture our products, could increase our costs of production and could cause installation delays, cancellations, penalty payments, and damage to our reputation.

We rely on a limited number of third-party suppliers for some of the raw materials and components for our HEVO-Solars, including components that may be of limited supply or require customized manufacturing specifications. If our suppliers provide insufficient inventory at the level of quality required to meet customer demand or if our suppliers are unable or unwilling to provide us with the contracted quantities (as we have limited or in some case no alternatives for supply), our results of operations could be materially and negatively impacted. If we fail to develop or maintain our relationships with our suppliers, or if there is otherwise a shortage or lack of availability of any required raw materials or components, we may be unable to manufacture our HEVO-Solar or they may be available only at a higher cost or after a long delay. Such delays could prevent us from delivering units to our customers within required time frames and cause order cancellations. We have had to create our own supply chain for some of the components and materials utilized in our fuel cells. We have made significant expenditures in the past to develop our supply chain. In many cases, we entered into contractual relationships with suppliers to jointly develop the components we needed. These activities are time and capital intensive. Accordingly, the number of suppliers we have for some of our components and materials is limited and, in some cases, sole sourced. Some of our suppliers use proprietary processes to manufacture components. We may be unable to obtain comparable components from alternative suppliers without considerable delay, expense, or at all, as replacing these suppliers could require us either to make significant investments to bring the capability in-house or to invest in a new supply chain partner. Some of our suppliers are smaller, private companies, heavily dependent on us as a customer. If our suppliers face difficulties obtaining the credit or capital necessary to expand their operations when needed, they could be unable to supply necessary raw materials and components needed to support our planned sales and services operations, which would negatively impact our sales volumes and cash flows.

Moreover, we may experience unanticipated disruptions and/or price increases to operations or other difficulties with our supply chain or internalized supply processes due to exchange rate fluctuations, volatility in regional markets from where materials are obtained, changes in the general macroeconomic outlook, global trade disputes, political instability, expropriation or nationalization of property, public health emergencies such as the COVID-19 pandemic, civil strife, strikes, insurrections, acts of terrorism, acts of war, or natural disasters. The failure by us to obtain raw materials or components in a timely manner or to obtain raw materials or components that meet our quantity and cost requirements could impair our ability to manufacture items or increase their costs or service costs of our existing portfolio of HEVO-Solars under maintenance services agreements. If we cannot obtain substitute materials or components on a timely basis or on acceptable terms, we could be prevented from delivering our solution to our customers within required time frames, which could result in sales and installation delays, cancellations, penalty payments, or damage to our reputation, any of which could have a material adverse effect on our business and results of operations. In addition, we rely on our suppliers to meet quality standards, and the failure of our suppliers to meet or exceed those quality standards could cause delays in the delivery of our products, cause unanticipated servicing costs, and cause damage to our reputation.

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

We, and some of our suppliers, obtain capital equipment used in our manufacturing process from sole suppliers and, if this equipment is damaged or otherwise unavailable, our ability to deliver on time will suffer.

Some of the equipment used to manufacture our products and some of the equipment used by our suppliers have been developed and made specifically for us, are not readily available from multiple vendors, and would be difficult to repair or replace if they did not function properly. If any of these suppliers were to experience financial difficulties or go out of business or if there were any damage to or a breakdown of our manufacturing equipment and we could not obtain replacement equipment in a timely manner, our business would suffer. In addition, a supplier’s failure to supply this equipment in a timely manner with adequate quality and on terms acceptable to us could disrupt our production schedule or increase our costs of production and service.

Possible new tariffs could have a material adverse effect on our business.

Our business is dependent on the availability of raw materials and components for our HEVO-Solars, particularly electrical components common in the semiconductor industry, specialty steel products and processing and raw materials. Tariffs or other trade protection measures which are proposed or threatened, and the potential escalation of a trade war and retaliation measures could have a material adverse effect on our business, results of operations and financial condition.

To the extent practicable, given the limitations in supply chain previously discussed, although we currently maintain alternative sources for materials, our business is subject to the risk of price fluctuations and periodic delays in the delivery of certain materials, which tariffs may exacerbate. Disruptions in the supply of raw materials and components could temporarily impair our ability to manufacture our HEVO-Solars for our customers or require us to pay higher prices in order to obtain these raw materials or components from other sources, which could affect our business and our results of operations.

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

Risks Relating to Legal Matters and Regulations

We are subject to various environmental laws and regulations that could impose substantial costs upon us and cause delays in the delivery and installation of HEVO-Solars.

We are subject environmental laws and regulations as well as environmental laws in each jurisdiction in which we operate. Environmental laws and regulations can be complex and may often change. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines, and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties or third-party damages. In addition, ensuring we are in compliance with applicable environmental laws requires significant time and management resources and could cause delays in our ability to build out, equip and operate our facilities as well as service our fleet, which would adversely impact our business, our prospects, our financial condition, and our operating results. If contamination is discovered in the future at properties formerly owned or operated by us or currently owned or operated by us, or properties to which hazardous substances were sent by us, it could result in our liability under environmental laws and regulations. Many of our customers have high sustainability standards, and any environmental noncompliance by us could harm our reputation and impact a current or potential customer’s buying decision. Additionally, in many cases we contractually commit to performing all necessary installation work on a fixed-price basis, and unanticipated costs associated with environmental remediation and/or compliance expenses may cause the cost of performing such work to exceed our revenue. The costs of complying with environmental laws, regulations, and customer requirements, and any claims concerning noncompliance or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or our operating results.

The installation and operation of HEVO-Solars is subject to environmental laws and regulations in various jurisdictions, and there is uncertainty with respect to the interpretation of how certain environmental laws and regulations apply to our technology, especially as these regulations evolve over time.

We are committed to compliance with applicable environmental laws and regulations including health and safety standards, and we continually review the operation of our HEVO-Solars for health, safety, and environmental compliance. Maintaining compliance with laws and regulations can be challenging given the changing patchwork of environmental laws and regulations that prevail at the federal, state, regional, and local level. Most existing environmental laws and regulations preceded the introduction of our innovative fuel cell technology and were adopted to apply to technologies existing at the time (i.e., large coal, oil, or gas-fired power plants). Currently, there is generally little guidance from these agencies on how certain environmental laws and regulations may or may not be applied to our technology. Furthermore, we have not yet determined whether our HEVO-Solars will satisfy regulatory requirements in locations in which we do not currently sell our solution but may pursue in the future. While we have determined that the HEVO-Solars do not present any significant health hazard, based on our modelling, testing methodology, and measurements, we cannot assure you that regulators or governments in the regions where we sell and intend to be present will reach the same conclusions. We may not be able to adapt to changing laws and regulations, or changing interpretations of existing laws and regulations. Any such failure could materially and adversely affect our business, results of operations, and financial condition.

We may become subject to product liability claims which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may in the future become subject to product liability claims. Our technology produces flammable gases and therefore must operate in accordance with the required safety standards and rules applicable in each jurisdiction. These claims could require us to incur significant costs to defend. Furthermore, any successful product liability claim could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our Company and our product, which could harm our brand, our business prospects, and our operating results.

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

In addition, since the HEVO-Solar is a new type of product in a nascent market, we may in the future need to seek the amendment of existing regulations, or in some cases the development of new regulations, in order to operate our business in some jurisdictions. Such regulatory processes may require public hearings concerning our business, which could expose us to subsequent litigation.

Changes in tax laws or regulations or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

As we continue to expand internationally, we will be subject to income taxes in various jurisdictions. Given that the Fusion Fuel’s owned plants have a life span of 25 years a number of factors may adversely affect our future effective tax rates, such as the jurisdictions in which our profits are determined to be earned and taxed; changes in the valuation of our deferred tax assets and liabilities; adjustments to estimated taxes upon finalization of various tax returns; changes in available tax credits, grants and other incentives; changes in stock-based compensation expense; the availability of loss or credit carryforwards to offset taxable income; changes in tax laws, regulations, accounting principles or interpretations thereof; or examinations by jurisdictions that disagree with interpretations of tax rules and regulations in regard to positions taken on tax filings. A change in our effective tax rate due to any of these factors may adversely affect our future results from operations.

In addition, as our business grows, we are required to comply with increasingly complex taxation rules and practices. We will be subject to tax in additional jurisdictions as we continue to expand internationally. The development of our tax strategies requires additional expertise and may impact how we conduct our business. If our tax strategies are ineffective or we are not in compliance with domestic and international tax laws, our financial position, operating results and cash flows could be adversely affected.

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

The tools, techniques, methodologies, processes, programs, and components that we use to provide our solutions may infringe upon the intellectual property rights of others. Companies, organizations, or individuals, including our competitors, may hold or obtain patents or other proprietary rights that they may in the future believe are infringed by our products or services. Although we are not currently subject to any claims related to intellectual property, these companies holding patents or other intellectual property rights allegedly relating to our technologies could, in the future, make claims or bring suits alleging infringement, misappropriation, or other violations of such rights, or otherwise assert their rights and by seeking licenses or injunctions. Infringement claims generally result in significant legal and other costs and may distract our management from running our core business. We also generally indemnify our customers against claims that the products we supply infringe, misappropriate, or otherwise violate third party intellectual property rights, and we therefore may be required to defend our customers against such claims. If a claim is successfully brought in the future and we or our products are determined to have infringed, misappropriated, or otherwise violated a third party’s intellectual property rights, we may be required to do one or more of the following:

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

Risks Relating to our Financial Condition and Operating Results

We are required to maintain effective internal control over financial reporting. Our management previously identified a material weakness in our internal control over financial reporting as of December 31, 2020. This material weakness was still under remediation as of December 31, 2021. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of the Nasdaq Global Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our ordinary shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq Global Market.

Pursuant to Section 404 of the Sarbanes-Oxley Act, this Annual Report on Form 20-F includes a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. In connection with achieving compliance with Section 404 within the prescribed period, we engaged in a process to document and evaluate our internal control over financial reporting, which was both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting.

Our management previously identified a material weakness in our internal control over financial reporting primarily related to (i) clearly defined control processes, roles and segregation of duties and sufficient financial reporting and accounting personnel within our business processes to ensure appropriate financial reporting, and (ii) the design and operating effectiveness of IT general controls for information systems that are significant to the preparation of our consolidated financial statements. We have worked to remediate these material weaknesses and other deficiencies. We re-designed key processes and included significant measures to develop an effective internal control over financial reporting. In implementing these processes, we have engaged the assistance of external advisors with expertise in these matters. Additionally, we have and continue to train our accounting and finance staff and hired financial reporting personnel to develop and implement appropriate internal controls and reporting procedures. These remediation measures, which continue as of December 31, 2021 have been time consuming and costly and there is no assurance that these initiatives will remediate all issues.

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

Our financial condition and results of operations and other key metrics may fluctuate due to a variety of factors, many of which are beyond our control. For example, the amount of product revenue we will recognize in a given period is materially dependent on the volume of installations of our HEVO-Solars in that period and the type of financing used by the customer.

In addition to the other risks described herein, the following factors could also cause our financial condition and results of operations to fluctuate on a quarterly basis:

●	the timing of installations, which may depend on many factors such as availability of inventory, product quality or performance issues, or local permitting requirements, utility requirements, environmental, health, and safety requirements, weather, and customer facility construction schedules;

●	size of particular installations and number of sites involved in any particular quarter;

●	the mix in the type of purchase or financing options used by customers in a period, the geographical mix of customer sales, and the rates of return required by financing parties in such period;

●	whether we are able to structure our sales agreements in a manner that would allow for the product and installation revenue to be recognized upfront at acceptance;

●	delays or cancellations of HEVO-Solar installations;

●	fluctuations in our service costs, particularly due to unexpected costs of servicing and maintaining HEVO-Solars;

●	weaker than anticipated demand for our HEVO-Solars due to changes in government incentives and policies or due to other conditions;

●	fluctuations in our research and development expense, including periodic increases associated with the pre- production qualification of additional tools as we expand our production capacity;

●	interruptions in our supply chain;

●	the length of the sales and installation cycle for a particular customer;

●	the timing and level of additional purchases by existing customers;

●	unanticipated expenses or installation delays associated with changes in governmental regulations, permitting requirements by local authorities at particular sites, utility requirements and environmental, health, and safety requirements;

●	disruptions in our sales, production, service or other business activities resulting from disagreements with our labor force or our inability to attract and retain qualified personnel;

●	unanticipated changes in federal, state, local, or foreign government incentive programs available for us, our customers, and tax equity financing parties; and

●	the ability of counterparties to Hydrogen Power Purchase Agreements (“PPAs”) to fulfil their purchase contracts and payment plans and timely pay invoices as they become due.

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

Our current growth and future growth plans may make it difficult for us to efficiently operate our business, challenging us to effectively manage our capital expenditures and control our costs while we expand our operations to increase our revenue. If we experience a significant growth in orders without improvements in automation and efficiency, we may need additional manufacturing capacity and we and some of our suppliers may need additional and capital intensive equipment. Any growth in manufacturing must include a scaling of quality control as the increase in production increases the possible impact of manufacturing defects. In addition, any growth in the volume of sales of our HEVO-Solars may outpace our ability to engage sufficient and experienced personnel to manage the higher number of installations and to engage contractors to complete installations on a timely basis and in accordance with our expectations and standards. Any failure to manage our growth effectively could materially and adversely affect our business, our prospects, our operating results, and our financial condition. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully.

The accounting treatment related to our revenue-generating transactions is complex, and if we are unable to attract and retain highly qualified accounting personnel to evaluate the accounting implications of our complex or non-routine transactions, our ability to accurately report our financial results may be harmed.

Our revenue-generating transactions include traditional leases, Managed Services Agreements, technology sales and PPA transactions, all of which are accounted for differently in our financial statements. Many of the accounting rules related to our financing transactions are complex and require experienced and highly skilled personnel to review and interpret the proper accounting treatment with respect thereto. If we are unable to recruit and retain personnel with the required level of expertise to evaluate and accurately classify our revenue-producing transactions, our ability to accurately report our financial results may be harmed.

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

Parent expects to incur foreign currency transaction gains and losses, primarily related to foreign currency exposures that may arise from its financial reporting in euros and holding the majority of its liquid assets in U.S. dollars from the funds distributed to Parent from HL’s trust account upon the closing of the Transactions. Parent does not enter into or trade financial instruments, including derivative financial instruments, for any purpose. Parent maintains the majority of its cash in UCITS or SICAV funds that are denominated in U.S. dollars and have daily liquidity. These funds invest in short duration bonds and the value of the fund unit reflects the underlying portfolio of bond positions.

A sizeable portion of Parent’s consolidated operating expenses is in foreign currencies. As a result, Parent will be subject to potential limitations that might be imposed on its ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries.

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

Our business is dependent on the security and efficacy of our networks and computer and data management systems. For example, all of our HEVO-Solars are connected to and controlled and monitored by our centralized remote monitoring service, and we rely on our internal computer networks for many of the systems we use to operate our business generally. Although we take protective measures and endeavor to modify them as circumstances warrant, the security of our infrastructure, including the network that connects our plants to the remote monitoring service, may be vulnerable to breaches, unauthorized access, misuse, computer viruses, or other malicious code and cyber-attacks that could have a material adverse impact on our business. A breach or failure of our networks or computer or data management systems due to intentional actions such as cyber-attacks, negligence, or other reasons could seriously disrupt our operations or could affect our ability to control or to assess the performance of our units in the field and could result in disruption to our business and potentially legal liability. In addition, if certain of our IT systems failed, our production line might be affected, which could impact our business and operating results. These events, in addition to impacting our financial results, could result in significant costs or reputational consequences.

 Parent is a holding company. Its material assets are its cash balances and equity interest in its direct and indirect subsidiaries and it is accordingly dependent upon distributions from them to pay taxes and cover its corporate and other overhead expenses.

We are a holding company and will have no material assets other than our cash balances and equity interest in our direct and indirect subsidiaries. We have no independent means of generating revenue. To the extent that we need funds and a subsidiary is restricted from making such distributions or payment under applicable law or regulation or under the terms of any financing arrangements due to restrictive covenants or otherwise, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

Fusion Fuel’s ability to generate revenues is substantially dependent upon it entering into satisfactory hydrogen purchase agreements with third parties.

Fusion Fuel plans to own and operate some of the hydrogen farms it develops and will require a hydrogen off-taker (a buyer) to purchase the green hydrogen produced as an output over the first 10-15 years of the hydrogen projects developed. However, Fusion Fuel has not yet entered into, and may never be able to enter into, satisfactory commercial arrangements with third parties for its green hydrogen solutions. Because Fusion Fuel’s business plan is substantially dependent on it entering into hydrogen purchase and technology sale agreements with third parties, if Fusion Fuel is unable to enter into such agreements, its results of operations and financial condition would suffer.

Fusion Fuel’s activities are subject to a number of development risks, operational hazards, regulatory approvals and other risks which may not be fully covered by insurance, and which could cause cost overruns and delays that could have a material adverse effect on its business, results of operations, financial condition, liquidity and prospects.

Siting, development, and delivery of Fusion Fuel’s green hydrogen solution are subject to the risks of delay or cost overruns inherent in any industrial development project resulting from numerous factors, including but not limited to the following:

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

Increases in costs, disruption of supply or shortage of raw materials, including membranes and concentrating lenses, could harm our business.

We may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials, including membranes, concentrating lenses, semiconductors, and integrated circuits. Any such increase or supply interruption could materially impact our business, prospects, financial condition and operating results. We have experienced, and may continue in the future to experience, certain supply chain constraints, including with respect to membranes, concentrating lenses, integrated circuits, and displays. Certain production-ready components such as chipsets and displays may not arrive at our facilities in accordance with our production schedule, which has and may continue to cause delays in testing and qualification of these components, which would in turn create a delay in the availability of the HEVO-Solars.

We use various raw materials including aluminum, steel, carbon fiber, non-ferrous metals (such as copper), and cobalt. The prices for these raw materials, as well as other components such as membranes and concentrating lenses, fluctuate depending on market conditions and global demand and could adversely affect our business and operating results.

Any disruption in the supply of components such as membranes, concentrating lenses, semiconductors, or integrated circuits could temporarily disrupt our production until a different supplier is fully qualified. Furthermore, fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials and key components would increase our operating costs and could reduce our margins if the increased costs cannot be recouped through increased hydrogen prices. There can be no assurance that we will be able to recoup increasing costs of raw materials by increasing green hydrogen prices.

We may experience significant delays in the design, manufacture, launch, and financing of our technology, including in the build out of our manufacturing plant, which could harm our business and prospects.

Any delay in the financing, design, manufacture, and launch of our product, including the build-out of our manufacturing plant in Benavente, could materially damage our brand, business, prospects, financial condition, and operating results. Machinery manufacturers often experience delays in the design, manufacture, and commercial release of new and made-to-order products. To the extent the launch of our manufacturing plant is delayed, our growth prospects could be adversely affected as we may fail to grow our market share. Furthermore, we rely on third party suppliers for the provision and development of many of the key components and materials used in our HEVO-Solar units. To the extent our suppliers experience any delays in providing us with or developing necessary components, we could experience delays in delivering on our timelines.

If our manufacturing plant in Benavente becomes inoperable, we will be unable to produce our electrolyzers and our business will be harmed.

We expect to produce a large portion of our electrolyzers at our manufacturing plant in Benavente after completion of the plant. Our plant and the equipment we use to manufacture our electrolyzers would be costly to replace and could require substantial lead time to replace and qualify for use. Our plant may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding, fire and power outages, or by health epidemics, such as the COVID-19 pandemic, which may render it difficult or impossible for us to manufacture our electrolyzers for some period of time. The inability to produce our electrolyzers or the backlog that could develop if our manufacturing plant is inoperable for even a short period of time may result in the loss of customers or harm our reputation. Although we maintain insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, if at all. While we maintain the relationship with outsourced production partners, like MagP, a small amount of units potentially would still be delivered, but this would be unable to cover the projected production requirements if Benavente were to become inoperable.

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

We rely heavily on information technology networks and systems, including the Internet, to process, transmit and store electronic and financial information and to manage a variety of business processes and activities, including communication with our production, manufacturing, financial, logistics, sales, marketing and administrative functions. Additionally, we collect and store data that is sensitive to us and to third parties. Operating these information technology networks and systems and processing and maintaining this data, in a secure manner, are critical to our business operations and strategy. We depend on our information technology infrastructure to communicate internally and externally with employees, customers, suppliers and others. We also use information technology networks and systems to comply with regulatory, legal and tax requirements and to operate our hydrogen farms. These information technology systems, many of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software databases or components thereof, power outages, hardware failures, computer viruses, attacks by computer hackers or other cybersecurity risks, telecommunication failures, user errors, natural disasters, terrorist attacks or other catastrophic events. If any of our significant information technology systems suffer severe damage, disruption or shutdown, and our disaster recovery and business continuity plans do not effectively resolve the issues in a timely manner, our product sales, financial condition and results of operations may be materially and adversely affected, and we could experience delays in reporting our financial results, or our hydrogen farm operations may be disrupted, exposing us to performance penalties under our contracts with customers and potential loss of our intellectual property.

In addition, information technology security threats — from user error to cybersecurity attacks designed to gain unauthorized access to our systems, networks and data — are increasing in frequency and sophistication. Cybersecurity attacks may range from random attempts to coordinated and targeted attacks, including sophisticated computer crime and advanced persistent threats. These threats pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data.

Cybersecurity attacks could also include attacks targeting customer data or the security, integrity and/or reliability of the hardware and software installed in our products. We have experienced, and may continue  to experience in the future, cybersecurity attacks that have resulted in unauthorized parties gaining access to our information technology systems and networks. However, to date, no cybersecurity attack has resulted in any material loss of data, interrupted our day-to-day operations or had a material impact on our financial condition, results of operations or liquidity. While we actively manage information technology security risks within our control, there can be no assurance that such actions will be sufficient to mitigate all potential risks to our systems, networks and data. In addition to the direct potential financial risk as we continue to build, own and operate generation assets, other potential consequences of a material cybersecurity attack include reputational damage, litigation with third parties, disruption to systems, unauthorized release of confidential or otherwise protected information, corruption of data, diminution in the value of our investment in research, development and engineering, and increased cybersecurity protection and remediation costs, which in turn could adversely affect our competitiveness, results of operations and financial condition. The amount of insurance coverage we maintain may be inadequate to cover claims or liabilities relating to a cybersecurity attack.

Additionally, the legal and regulatory environment surrounding information security and privacy in the U.S. and international jurisdictions is constantly evolving. Violation or non-compliance with any of these laws or regulations, contractual requirements relating to data security and privacy, or our own privacy and security policies, either intentionally or unintentionally, or through the acts of intermediaries could have a material adverse effect on our brand, reputation, business, financial condition and results of operations, as well as subject us to significant fines, litigation losses, third-party damages and other liabilities.

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

Our growth strategy is aggressive and includes operating in more territories.

Our growth plans include offering standard products to more territories. As such, there are risks of compliance, contract risk, health & safety and managing a global operation. The demand for electrolyzer products generating hydrogen exceeds the Group's ability to match supply, potentially granting an advantage to other competitors who have larger supply capacity or who can ramp up faster. As the business increases its capacity and delivery of products, it will have a greater reliance on third parties for installation and maintenance of critical components, including a reliance on the expertise of its partners. Poor selection / management of suppliers & sub-contractors could lead to supply of sub-standard products or services. This could also lead to contractual risk, health & safety risk and reputational risk for if those suppliers do not have appropriate and effective compliance processes in place to manage those.

Our growth strategies depend in part on our ability to further penetrate markets outside Europe, particularly in markets such as Morocco, Australia, the United States and the Middle East, and involve significantly larger and more complex projects, including ammonia and large-scale hydrogen projects, some in regions where there is the potential for significant economic and political disruptions. We are actively investing large amounts of capital and other resources, in some cases through joint ventures, in developing markets, which we believe to have high growth potential. Our operations in these markets may be subject to greater risks than those faced by our operations in mature economies, including political and economic instability, project delay or abandonment due to unanticipated government actions, inadequate investment in infrastructure, undeveloped property rights and legal systems, unfamiliar regulatory environments, relationships with local partners, language and cultural differences and increased difficulty recruiting, training and retaining qualified employees. In addition, our properties and contracts in these locations may be subject to seizure and cancellation, respectively, without full compensation for loss. Successful operation of facilities or execution of projects may be disrupted by civil unrest, acts of war, nationalization efforts, sabotage or terrorism, and other local security concerns. Such concerns may require us to incur greater costs for security or require us to shut down operations for a period.

Furthermore, because a significant portion of our revenue is expected to be generated from sales outside Europe, we are exposed to fluctuations in foreign currency exchange rates. Our business is primarily exposed to translational currency risk as the results of our foreign operations are translated into Euro at current exchange rates throughout the fiscal period.

We are subject to extensive government regulation in the jurisdictions in which we do business. Regulations addressing, among other things, import/export restrictions, anti-bribery and corruption, and taxes, can negatively impact our financial condition, results of operation, and cash flows.

We are subject to government regulation in Europe and in the foreign jurisdictions where we conduct business. The application of laws and regulations to our business is sometimes unclear. Compliance with laws and regulations may involve significant costs or require changes in business practices that could result in reduced profitability. If there is a determination that we have failed to comply with applicable laws or regulations, we may be subject to penalties or sanctions that could adversely impact our reputation and financial results. Compliance with changes in laws or regulations can result in increased operating costs and require additional, unplanned capital expenditures. Export controls or other regulatory restrictions could prevent us from shipping our products to and from some markets or increase the cost of doing so. Changes in tax laws and regulations and international tax treaties could affect the financial results of our businesses. Increasingly aggressive enforcement of anti-bribery and anti-corruption requirements could subject us to criminal or civil sanctions if a violation is deemed to have occurred. Such restrictions may provide a competitive advantage to competitors who are not subject to comparable restrictions or prevent us from taking advantage of growth opportunities.

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

We are subject to an increasing sustainability focus.

The increasing environmental, social and governance requirements from governments and customers as well as potential financing restrictions from governments on carbon emitting processes could result in additional supply chain and operational costs. Additionally, business involvement in sensitive environmental, social or governance activities might be negatively perceived and trigger adverse media attention. This could lead to reputational damage and have an impact on achieving our business goals.

Our business and territories that we operate in are subject to changes of regulations, laws and policies.

As a growing company with operations commencing in new territories, we are exposed to various product- and country-related regulations, laws and policies influencing our business activities and processes. We monitor the political and regulatory landscape in all our key markets to anticipate potential problem areas, with the aim of quickly adjusting our business activities and processes to reflect the changed conditions. However, any changes in regulations, laws and policies could adversely affect our business activities and processes as well as our financial condition and results of operations.

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

Provisions in our Memorandum and Articles of Association (“M&A”) may have the effect of delaying or preventing a change of control or changes in our management. The M&A includes provisions that:

●	require that Parent’s board of directors is classified into three classes of directors with staggered three-year terms;

●	permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

●	require the votes of the holders of Class B Ordinary Shares to do any of the following:

●	sell, lease, transfer, exclusively license or otherwise dispose, in a single transaction or series of related transactions, by Parent or any subsidiary of Parent of all or substantially all the assets of Parent and any subsidiary, taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of Parent if substantially all of the assets of Parent and its subsidiaries, taken as a whole, are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of Parent;

●	permit the sale of all or substantially all of the shares of Class A Ordinary Shares and Class B Ordinary Shares to an independent third-party or group;

●	amend, alter or repeal any provision of Parent’s M&A;

●	create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, or equity securities convertible into capital stock of Parent;

●	expand or otherwise alter the size of the Board of Directors of Parent or Fusion Fuel Portugal;

●	remove any member of the Board of Directors of Fusion Fuel Portugal;

●	prohibit shareholder action by written consent without unanimous approval of all holders of Class A Ordinary Shares and Class B Ordinary Shares; and

●	Provide that each Class B Ordinary Share shall be convertible at the option of the holder at any time into one Class A Ordinary Share, and that all Class B Ordinary Shares shall automatically convert into an equal number of Class A Ordinary Shares on December 31, 2023.

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

Under the Irish Takeover Rules if an acquisition of ordinary shares were to increase the aggregate holding of the acquirer and its concert parties to ordinary shares that represent 30% or more of the voting rights of Parent, the acquirer and, in certain circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding ordinary shares at a price not less than the highest price paid for the ordinary shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by an acquisition of ordinary shares by a person holding (together with its concert parties) ordinary shares that represent between 30% and 50% of the voting rights in Parent if the effect of such acquisition were to increase that person’s percentage of the voting rights by 0.05% within a 12-month period. Under the Irish Takeover Rules, certain separate concert parties will be presumed to be acting in concert. The board of directors of Parent and their relevant family members, related trusts and “controlled companies” are presumed to be acting in concert with any corporate shareholder who hold 20% or more of Parent.

The application of these presumptions may result in restrictions upon the ability of any of the concert parties and/or members of Parent’s board of directors to acquire more of our securities, including under the terms of any executive incentive arrangements. Accordingly, the application of the Irish Takeover Rules may frustrate the ability of certain of our shareholders and directors to acquire our ordinary shares.

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

Based on the current value of Parent’s assets and the composition of Parent’s potential income streams, assets and operations, we do not believe Parent classifies as a “passive foreign investment company,” or PFIC, for the taxable year ended on December 31, 2021, and that it will not classify as a PFIC for 2022 either. However, the application of the PFIC rules is subject to uncertainty in several respects and furthermore we cannot assure you that the U.S. Internal Revenue Service, the IRS, will not take a contrary position. Furthermore, a separate determination must be made after the close of each taxable year as to whether Parent is a PFIC for that year. Accordingly, notwithstanding the current expectation that we will not be classified as a PFIC, we cannot assure you that we have not been a PFIC or that we will not be a PFIC for our current taxable year or any future taxable year. A non-US company will be considered a PFIC for any taxable year if (i) at least 75% of its gross income is passive income (including interest income), or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. If we were to be ultimately classified as a PFIC for any taxable year during which a U.S. holder holds the Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder, including (i) the treatment of all or a portion of any gain on disposition of the Class A Ordinary Shares as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) the obligation to comply with certain reporting requirements.

Resales of our Class A Ordinary Shares or Warrants, or the perception that such resales might occur, may cause the market price of the Class A Ordinary Shares or Warrants to drop significantly, even if Fusion Fuel’s business is doing well.

As of April 28, 2022 we have an aggregate of 10,993,722 Class A Ordinary Shares and 8,869,633 Warrants outstanding. While a portion of such shares and warrants are subject to transfer restrictions described elsewhere in this Annual Report, upon expiration of the applicable lock-up periods, large amounts of Class A Ordinary Shares and/or Warrants may be sold in the open market or in privately negotiated transactions. Such sales, or the perception in the public markets that such sales will occur, could have the effect of increasing the volatility in the trading price of the Class A Ordinary Shares and/or the Warrants or putting significant downward pressure on the price of the Class A Ordinary Shares and/or the Warrants.

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

We have an aggregate of 8,869,633 Warrants outstanding and may issue up to an aggregate of 284,250 additional Warrants if the earnout conditions set forth in the Business Combination Agreement (defined below in Item 4) are satisfied. Each Warrant is exercisable for one Class A Ordinary Share at a price of $11.50 per share. If all of the Warrants are exercised for cash, we would be required to issue up to 8,869,633 Class A Ordinary Shares, or approximately 80.7% of our Class A Ordinary Shares outstanding as of April 28, 2022. The warrant holders will likely exercise the Warrants only at a time when it is economically beneficial to do so. Accordingly, the exercise of these Warrants will dilute our other equity holders and may adversely affect the market price of the Class A Ordinary Shares.

Similarly, we have an aggregate of 2,125,000 Class B Ordinary Shares outstanding. Each Class B Ordinary Share is convertible at any time into one Class A Ordinary Share at the option of the holder and all outstanding Class B Ordinary Shares will automatically convert into an equal number of Class A Ordinary Shares on December 31, 2023. If all Class B Ordinary Shares are converted into Class A Ordinary Shares, we would be required to issue 2,125,000 Class A Ordinary Shares, or approximately 19.3% of our Class A Ordinary Shares outstanding as of April 28, 2022. Accordingly, the conversion of these Class B Ordinary Shares will dilute the holders of our Class A Ordinary Shares and may adversely affect the market price of the Class A Ordinary Shares.

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

An aggregate of 8,869,633 Warrants is outstanding. Additionally, assuming the earnout targets are satisfied, we will be required to issue an additional 284,250 Class A Ordinary Shares and 284,250 Warrants to certain of the former Fusion Fuel Shareholders. Our Class B Ordinary Shares will be convertible at the option of the holders into an aggregate of 2,125,000 Class A Ordinary Shares at any time and from time to time, and all Class B Ordinary Shares not voluntarily converted will be automatically converted into Class A Ordinary Shares on December 31, 2023. Further, we may issue additional ordinary shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding Warrants, or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

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

An active trading market of the Class A Ordinary Shares and Warrants may not be sustained, and investors may not be able to resell their Class A Ordinary Shares and Warrants at or above the price for which they purchased such securities.

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

The COVID-19 pandemic has resulted in governmental authorities worldwide implementing numerous measures to contain the virus, including travel restrictions, quarantines, shelter-in-place orders, and business limitations and shutdowns. More generally, while it is possible that the worst of the pandemic may be in the past, there still exists the possibility of an extended global economic downturn and this may have caused volatility in financial markets. The pandemic may also amplify many of the other risks described in this Annual Report.

Although the COVID-19 pandemic has not had a material effect on Fusion Fuel’s business to date, it has impacted our ability to operate normally. Some operations have been delayed or suspended under applicable government orders and guidance, including delays or disruptions in Fusion Fuel’s research and development, sales, marketing, installation and operations and maintenance activities. We have also experienced delays from certain vendors and suppliers that have been affected more directly by COVID-19, which, in turn, may have contributed to delays in the manufacturing and installation of units. It may not be possible to find replacement products or supplies, and ongoing delays could affect Fusion Fuel’s business and growth. Government orders in various jurisdictions have had the effect of disrupting the supply chain on which Fusion Fuel relies for certain parts critical to Fusion Fuel’s manufacturing and maintenance capabilities, which impacts both Fusion Fuel’s sale and installation of new products and Fusion Fuel’s operations and maintenance of previously-sold HEVO-Solars.

Additionally, Fusion Fuel has experienced delays and interruptions to its installation activities where customers have shut down or otherwise limited access to their facilities. This may continue to affect Fusion Fuel’s ability to install its systems or increase in severity as the pandemic continues to affect key markets. An inability to install our technology would negatively impact Fusion Fuel’s acceptances, cash and revenue.

The timing and extent of the market recovery from the COVID 19 pandemic remains uncertain, and Fusion Fuel cannot predict at this time to what degree COVID-19 will continue to impact its business, results and financial condition, which will depend on many factors. These include, among others, the disruption to the global economy, global supply chain, raw material supply and prices, impacts on liquidity and the availability of capital, and governmental actions taken in response to the pandemic. Fusion Fuel is staying in close communication with its manufacturing facilities, employees, customers, suppliers and partners, and acting to mitigate the impact of this dynamic and evolving situation, but there is no guarantee that Fusion Fuel will be able to do so.

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

We incur significant costs and devote substantial management time as a result of being subject to reporting requirements in the United States, which may adversely affect the operating results of Parent in the future.

As a company subject to reporting requirements in the United States, we incur significant legal, accounting and other expenses that Parent would not have incurred as a private Irish company. For example, Parent is subject to the reporting requirements of the Exchange Act and is required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Compliance with these requirements increases Parent’s legal and financial compliance costs and makes some activities more time consuming and costly, while also diverting management attention. In particular, Parent expects to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when it is no longer an emerging growth company as defined by the JOBS Act.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls over financial reporting are necessary for us to provide reliable and accurate financial reports and effectively prevent fraud. Our compliance with the annual internal control report requirement depends on the effectiveness of our financial reporting and data systems and controls. Inferior internal controls increase the possibility of errors and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.

In addition, our internal control systems rely on people trained in the execution of the controls. Loss of these people or our inability to replace them with similarly skilled and trained individuals or new processes in a timely manner could adversely impact our internal control mechanisms.

Future changes in U.S. and foreign tax laws could adversely affect us.

The U.S. Congress, the Organisation for Economic Co-operation and Development, and government agencies in jurisdictions where we and our affiliates do business have focused on issues related to the taxation of multinational corporations. In particular, specific attention has been paid to “base erosion and profit shifting”, where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in Ireland, Portugal and other countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such change could adversely affect us.

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

On December 10, 2020, Parent completed a business combination pursuant to that certain Amended and Restated Business Combination Agreement (“Business Combination Agreement”), which Parent entered into on August 25, 2020, with HL, Fusion Welcome – Fuel, S.A., a public limited company domiciled in Portugal, sociedade anónima (now known as Fusion Fuel Portugal, S.A., “Fusion Fuel Portugal”), Fusion Fuel Atlantic Limited, a British Virgin Islands business company and wholly-owned subsidiary of Parent (“Merger Sub”), and the shareholders of Fusion Fuel Portugal (“Fusion Fuel Shareholders”). Pursuant to the Business Combination Agreement, (i) Merger Sub merged with and into HL (the “Merger”), with HL being the surviving entity of the Merger and becoming a wholly-owned subsidiary of Parent, and (ii) Parent acquired all of the issued and outstanding shares of Fusion Fuel Portugal (the “Share Exchange,” and together with the Merger, the “Transactions”), resulting in Fusion Fuel Portugal and HL becoming wholly-owned subsidiaries of Parent and the securityholders of Fusion Fuel Portugal and HL becoming securityholders of Parent. Immediately following the closing of the Transactions, Parent consummated the closing of a series of subscription agreements with accredited investors (“PIPE Investors”) for the sale in a private placement of 2,450,000 Class A ordinary shares of Parent (“Class A Ordinary Shares”) at a price of $10.25 per share for gross proceeds to Parent of approximately $25.1 million (the “PIPE”).

Following the Transactions, HL was dissolved. On April 21, 2021, we formed our U.S. subsidiary, Fusion Fuel USA, Inc. (“Fusion Fuel USA”).

Prior to the Transactions, Fusion Fuel Portugal was a subsidiary of Negordy Investments, S.A. (formerly Fusion Welcome) (“Negordy”), a European leader in concentrated photovoltaic technology (“CPV”) technology. Since 2008, Negordy and its related parties, have installed over 20 solar CPV plants throughout Europe and the MENA (Middle East and North Africa) region, and over time became the leading CPV solar solution provider in Europe. The management team of Negordy also developed relationships with key stakeholders throughout the energy, regulatory, and commercial spheres. Recognizing the potential of green hydrogen, the management team of Negordy launched a subsidiary, Fusion Fuel Portugal, in July 2018, to begin R&D of an alternative to Brown and Grey Hydrogen, with the goal of minimizing the associated carbon footprint, and to provide a market solution for meeting emissions reduction targets.

Starting with the principle of recovering waste heat from the solar energy conversion process, Fusion Fuel Portugal began to explore possibilities to use this energy to generate green hydrogen. Fusion Fuel Portugal’s technology was independently validated by the technology department from Lisbon’s Instituto Superior de Técnico (the “University”). The University produced a study commissioned by GALP, a major Portuguese oil and gas multi-national company. The purpose of the study was to perform a technological assessment of the viability of Fusion Fuel Portugal’s Hydrogen Generator. The study found that the HEVO-Solar’s system presented a “differentiating advantage” with its technology as it has the typical characteristics of a conventional PEM (polymer electrolyte membrane) electrolyzer, but with a reduced size that is compact and integrated in a concentrator photovoltaic system. The reduced size of the electrolyzer allows for thermal and electrical integration through solar concentration directly in the cell. In other similar technologies, the concentrator photovoltaic system is not conducted within the cell. The University study acknowledges that the HEVO-Solar was built with all of the appropriate materials available on the market and that the integration of the solar photovoltaic concentration system with the HEVO (formerly referred to as the DC-PEHG) electrolyzer seems well achieved. Fusion Fuel Portugal did not commission or fund any portion of this study, nor did Fusion Fuel Portugal have any role in selecting the professor that conducted the study, and has obtained permission to use the results of the study.

Fusion Fuel is bringing its proprietary technology to the market after extensive production research and testing, including external green hydrogen purity testing by LAQV Requimte Laboratory to confirm it can be used for all major industrial purposes and targeted key markets. Fusion Fuel Portugal is currently developing its first green hydrogen plant in Evora, Portugal (“Evora”) with a total projected cost of approximately €5 million, as described further below in this section. In addition, Fusion Fuel has begun to seek to expand its business in Southern Europe, the Middle East and North Africa (“MENA”) region, Australia, and the United States, as also described further below in this section.

Evora

In August 2021, Grupo ISQ, a third-party engineering and consulting firm that specializes in technical and regulatory inspections, conducted a performance test at Evora Phase I. Its independent report noted above-expectation performance of our HEVO-Solar generators, which helped to further affirm the robustness of our technology with partners and potential clients. Further, several improvements made to the system during the first half of the year resulted in ISQ’s measurements showing a roughly 10% increase in performance relative to what was previously expected.

We completed our demonstrator facility at Evora in the fourth quarter of 2021. Even as we await formal commissioning of the facility, it is creating value for the company. Two of the fifteen HEVO-Solar generators have been producing continuously since the beginning of the fourth quarter, establishing our track record for technology performance and bankability. We continue to host client visits to Evora. With one final permit left to secure, we are optimistic that we will be in position to go-live at Evora with all fifteen units in the very near future, though the timeline to formal commissioning remains inexact.

Benavente

In the second quarter of 2021, we purchased a 14,000m3 factory in Benavente, Portugal for €5.0 million, inclusive of taxes. We expect the factory to be operational early in the third quarter of 2022, subject to delivery of long lead-time equipment.

The purchase of the Benavente factory was a strategic decision as it was significantly more attractive than rental options that were available and, because of its location, we expect to be able to recoup up to 25% of the capital investment associated with the renovation and fit-out of the facility in the form of subsidies and tax relief programs. We are currently in the process of exploring financing facilities for this factory.

In the third quarter of 2021, we started to host site visits from prospective clients and we have significantly ramped up recruitment and hiring efforts to staff the factory. Refurbishment of the facility was completed late in the fourth quarter of 2021, and we expect go-live of the first production line in the second quarter of 2022, with full launch beginning in the second half of 2022. We will continue to build out the production capacity over the coming years and target producing 500 MW of electrolyzer capacity per annum from Benavente in 2025. We are also pleased to announce that Benavente was recently deemed a project of merit by AICEP, Portugal’s Trade & Investment Agency, due to its special and strategic interest for the Portuguese economy. As a result, in the first quarter of 2022, we have secured approximately €10 million in grants from AICEP, or approximately 25% of the total capital that we will invest in building out the plant over the next three years. The funding is split across two components in roughly equal proportions: direct financial support for eligible expenses submitted up to end of 2023, and tax offsets that Fusion Fuel Portugal will be able to take advantage of over the next eight years.

Other Portugal Market Operations and Partnerships

During the second quarter of 2021, we submitted three projects to Portugal’s Operational Program for Sustainability and Efficient Use of Resources (POSEUR). The first was our company-owned HEVO-Sul project of 178 HEVO-Solars located in Sines, Portugal. For the other two projects, Fusion Fuel would be the provider of electrolyzer technology to our clients. The first of those projects would provide 62 HEVO-Solars to PRIO, a retail fuel supplier with over 250 service stations and the largest network of EV charging stations in Portugal, to supply a hydrogen refueling station in Lisbon. The second would provide 62 units for KEME Energy, a Portuguese developer of renewable energy projects, to supply green hydrogen for several industrial applications.

In the second quarter of 2021, we announced the approval of a €4.3m grant to support our HEVO-Sul project that has a total projected cost of approximately €12m. In the third quarter of 2021, the grants for the two remaining projects, with PRIO Energy and KEME Energy – with projected costs of €2.4m and €2.5m, respectively – were approved. We expect all three projects to be developed in 2022.

Additionally, in third quarter of 2021, we submitted six separate applications pursuant to the Mobilizing Agendas for Business Innovation component of the Portuguese Recovery and Resilience Plan. The largest of these projects is Sines Green H2 Valley, for which we are the consortium lead, while the remaining projects are related to direct grid injection and hydrogen refueling infrastructure. Cumulatively, these six submissions total more than 4,000 HEVO-Solar trackers and represent more than €175m in total investment. This round of applications were part of the initial funding round outlined in the Portuguese Recovery and Resilience Plan, and we will continue to pursue these programs as they emerge.

The HEVO-Solar Sines project was one of 78 proposals submitted to the Portuguese government for inclusion in the European Commission’s Important Projects of Common European Interest (IPCEI). Of those 78 projects, as of the second quarter of 2021, only four had been selected by the Portuguese government and sent to European Commission’s Directorate General for Competition, and HEVO-Solar Sines was one of them. Though no firm timeline has been provided, we expect that a decision will be received in the first half of 2022, which would allow for direct State aid to be provided to approved projects.

As part of the development of our business in Portugal, we have already selected over 800 hectares of land across four additional locations to develop green hydrogen plants, and we have commenced the permitting request processes for several of those parcels.

New and Future Markets

In the third quarter of 2021, we established our Australian subsidiary, Fusion Fuel Australia Pty Ltd. (“Fusion Ful Australia”), and in the fourth quarter we hired David Lovell, a seasoned executive with extensive infrastructure industry experience as CEO of Fusion Fuel Australia. This was an important step for the company as our HEVO-Solar technology is well suited to Australia’s high Direct Normal Irradiation. Fusion Fuel Australia provides us with the foundation to pursue what we believe to be a very significant market for green hydrogen in Australia., in anticipation of ramping up our activity there. While this first phase is modest in size, it is of strategic importance as it provides the foundation for us to pursue what we believe to be a very significant market for green hydrogen in Australia.

Also in the second quarter of 2021, we announced a partnership with the largest construction company in the Middle East, Consolidated Contractors Company (CCC). The first project will be to build a demonstration plant in Oman, a country located on the southeastern edge of the Arabian Peninsula, which will serve as a platform for us to develop the Middle East market. We also announced the HEVO Ammonia Morocco project (Morocco’s largest green ammonia project to date), which would be co-developed by Fusion Fuel and CCC over the next five years, with Vitol, a global energy and commodity trading company, managing the offtake of the green ammonia. We believe that Morocco is a priority market for Fusion Fuel and we view this as an opportunity to establish a significant foothold there.

In the second quarter of 2021, we also established our US subsidiary, Fusion Fuel USA, to lay the groundwork for future commercial activity in the United States. While we have not yet formally commenced operations, in June 2021 we submitted a response to the U.S. Department of Energy’s Request for Information in support of its Hydrogen Energy Earthshot initiative. The document was jointly submitted with UC Irvine and envisioned a HEVO-Solar plant to supply green hydrogen to the refueling station on campus, which is the busiest in the nation. While for now this is only a potential project, it reflects our interest in establishing a significant footprint in North America, particularly in California and the Sun Belt region, which is an extremely attractive geography for our solar-to-hydrogen technology.

Our R&D team is continuing its work on the evolution of our HEVO technology. The next generation HEVO is currently in the prototyping phase and is expected to be released in production in the first half of 2022. This new iteration is expected to help us achieve our product cost reduction targets at the electrolyzer level, which is important to offset product cost increases experienced due to raw materials cost inflation and supply chain disruption. In addition, the R&D team continue to explore other innovative solutions for the green hydrogen sector so that the company can continue to expand its addressable market.

Commercialization

In the third quarter of 2021, we signed the first commercial sale contract of our HEVO-Solar solution. We entered into a contract with Exolum, one of Europe’s leading providers of fuel storage and logistics solutions, to develop a 0.42 MW green hydrogen plant and a co-located refueling station, which will be one of the first in the Madrid Region. This project is notable not only from a commercial perspective, but more importantly because we view it as a platform for a broader strategic partnership with Exolum, which is positioning itself to become one of the leading players in the European clean energy sector. The partnership with Exolum is illustrative of the broader momentum behind the mobility space generally, a market in which we believe we are uniquely positioned to play given the modularity of our solution and our ability to deploy small-scale, co-located hydrogen production economically. Across much of Europe, the price of hydrogen “at the pump” is above €12/kg, well in excess of what industrial consumers of grey hydrogen are today willing to pay for green. Mobility represents an opportunity to sell green hydrogen at materially higher margins and still enable fleets to operate in a cost-efficient manner while decarbonizing key industrial routes. We have seen a major acceleration of interest in hydrogen refueling projects, and we expect to establish a meaningful footprint as the demand environment continues to develop. Over time, as the cost of emitting carbon increases, and as companies begin to follow through on their pledges to diminish their carbon footprint, we expect industrial consumers of grey hydrogen to increasingly shift to green.

In the first quarter of 2022, we formally signed a technology sale agreement with KEME Energy for a 1.2MW green hydrogen facility, which had earlier received approval for €1.4 million in funding from Portugal’s POSEUR programme. We also signed a significant framework agreement with Hive Energy, a prominent UK-based developer of renewable energy assets to develop large-scale green hydrogen projects in Spain. These are highly credible and established players in the clean energy space, and we view them – along with Exolum – as strategic partners for Fusion Fuel in the Iberian market. We recognize the importance of aligning Fusion Fuel with strategic partners across the value chain, we expect that to be a key element of our strategy going forward.

Corporate Information

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

B. Business Overview

About Fusion Fuel

Fusion Fuel is committed to accelerating the energy transition and decarbonizing the global energy system by making zero-emissions green hydrogen commercially viable and accessible. Fusion Fuel has developed a revolutionary new electrolyzer design – the HEVO – that will allow it to produce grid-independent green hydrogen more efficiently and cost-effectively than conventional PEM systems, without any associated carbon emissions.

The company’s unique competitive advantage is based on the following core attributes, which collectively underpin Fusion Fuel’s differentiated positioning in the marketplace:

Fusion Fuel's mission is to provide the world with innovative green hydrogen solutions that accelerate the transformation of the global energy sector and enable the sustainable reduction of carbon emissions. Hydrogen is a an important commodity for the global economy – it is a critical input in the refining and ammonia production sectors, However, conventional production of hydrogen is highly carbon-intensive, accounting for roughly 2.2% of global total carbon emissions globally. Fusion Fuel’s novel solar-to-hydrogen solution will enable the company to produce cost competitive green hydrogen and help decarbonize the hard-to-abate sectors like refining and ammonia production.

Projects

PORTUGAL-H2 EVORA

Fusion Fuel’s first solar-to-green hydrogen plant, H2Evora, consists of 15 HEVO-Solar generators with the latest generation of Fusion Fuel’s HEVO microelectrolyzer. H2Evora also includes state-of-the-art hydrogen purification, compression, and storage systems, as well as a Ballard Power Systems fuel cell to convert the green hydrogen into electricity to be fed into the national grid.

Installation at H2Evora is complete and our HEVO-Solar generators have been operating continuously since the fourth quarter of 2021. The facility is currently awaiting formal commissioning. This was not only the first solar-to-hydrogen plant in Iberia, but also the first plant producing and using green hydrogen as an energy storage medium all in one integrated facility.

PORTUGAL-GREENGAS

GreenGas project consists of 40 HEVO-Solar generators which will produce approximately 45 tons of green hydrogen per year.

A portion of the HEVO-Solar generators will be outfitted with the next generation HEVO-Night, which will unlock the production of green hydrogen using renewable energy sources overnight or during periods of low or no solar irradiation. The GreenGas plant will be connected to the Autonomous Regasification Unit of the city of Evora.

The green hydrogen produced will demonstrate two use-cases:

●	Direct injection into the Evora natural gas network to pilot hydrogen blending – all of the solar tracker structures are already in place, and we are waiting on deployment of the HEVO micro-electrolyzers as well as some Balance of Plant equipment.

●	Compression and bottling in cylinders for sale to industrial users.

This will be Portugal’s first utility-scale project to produce green hydrogen from solar energy and blend green hydrogen at scale into a local natural gas distribution network. Installation of this facility is currently underway.

PORTUGAL-HEVO-SUL

The HEVO-Sul project is comprised of 178 HEVO-Solar units, representing just under 4.3 MW of electrolyzer capacity. The plant will have a maximum annual production capacity of approximately 418 tons of green hydrogen annually, if using both solar and night-time functionality. The facility will be located in Sines, Portugal, where Fusion Fuel has already secured over 600 hectares of land for this and other projects. The hydrogen is expected to be used for several different applications, including injection into the natural gas distribution network, as an input in the production of green ammonia, as well as bottling in pressurized cylinders for industrial uses.

Fusion Fuel has received approval from Portugal’s Operational Program for Sustainability and Efficient Use of Resources (POSEUR) for its proposed HEVO-Sul project. The Portuguese government has allocated €40m in direct grants for the POSEUR program, which aims to support the production of green hydrogen and other renewable gases, and Fusion Fuel has been approved for €4.3m in grant for this project.

The HEVO-Sul project is awaiting permitting approval to begin construction and the completion of the project is expected in the second half of 2022.

PORTUGAL-H2 HEVO-SINES

Fusion Fuel is leading the ‘Sines Green Hydrogen Valley Alliance’, a consortium which also includes KEME Energy, Transition2Green, and HyLAB Collaborative Laboratory.

The centerpiece of the initiative is Fusion Fuel’s €147m H2 HEVO-Sines project, a 91 MW solar-to-hydrogen plant with an annual production capacity of 9,163 tons of green hydrogen, which would avoid the emission of 73,940 tons of CO2 annually.

H2 HEVO-Sines is part of a portfolio of projects that comprise Fusion Fuel’s large-scale IPCEI project in Sines, which would produce an estimated 61,848 tons of green hydrogen annually, equivalent to 606 MW of electrolysis capacity, once fully ramped up in 2026.

PORTUGAL-SINES GH2 SOLAR

Fusion Fuel will be supplying its HEVO-Solar technology to KEME Energy, which is developing a 1.2 MW solar-to-green hydrogen farm in Sines and is expected to produce an estimated 77 tons of green hydrogen per annum.

The hydrogen will supply the heavy transport market as well as underpin the development of KEME’s Renewable Energy Communities, a community energy initiative aimed at decentralizing the Portuguese power system and increasing investment in local renewable energy ecosystems.

The first phase of SINES GH2 SOLAR has been approved for €1.4m of funding through Portugal’s POSEUR program.

PORTUGAL-GH2 STATION

Fusion Fuel will be supplying its HEVO-Solar technology to PRIO Energy to install a green hydrogen production facility and a Hydrogen Refueling Station (HRS) solution in Lisbon.

The project will have an equivalent electrolysis capacity of 1.2MW and produce an estimated 62 tons of green hydrogen per annum.

GH2 STATION project aims to be a first-of-kind HRS solution in the Lisbon region, with the possibility to fuel not only heavy-duty but also light-duty vehicles. This will be the first of a series of HRS that PRIO plans to install in the country.

The project has been approved for €2.4m of funding through Portugal’s POSEUR program.

SPAIN-EXOLUM

Fusion Fuel will develop a turnkey solar-to-hydrogen plant located in Madrid, Spain for the Spanish fuel logistics and distribution company, Exolum. The project will include 21 HEVO-Solar units along with a co-located refueling station, which will serve as proof of concept of hydrogen for mobility applications.

This facility will also feature the latest generation HEVO micro-electrolyzer capable of leveraging other sources of renewable energy to produce green hydrogen overnight and during periods of low solar radiation, which will double the productive output of the facility.

MOROCCO-HEVO AMMONIA MOROCCO

HEVO Ammonia Morocco is Morocco’s largest announced green hydrogen and green ammonia project to date, representing 600 MW of electrolyzer capacity with an expected total investment value of more than €750M.

The project would be jointly developed by Fusion Fuel and Consolidated Contractors Group S.A.L. (“CCC”), a global Engineering, Procurement, and Construction company. The development of the first phase of the project is expected to begin in 2022 following the completion of a feasibility study.

The project will be developed in phases, and when fully installed in 2026, the project is expected to produce 183,000 tons of green ammonia and abate 280,000 tons of CO2 per annum. Fusion Fuel expects to supply the technology to produce the 31,000 tons of green hydrogen needed annually.

AUSTRALIA

Australia’s abundance of solar energy makes it an optimal location for the HEVO-Solar solution and for the production of cost-competitive green hydrogen. Fusion Fuel, through its subsidiary, Fusion Fuel Australia Pty Ltd, will study the opportunities for developing the green hydrogen market in Australia.

Recent Developments

Technology Development

Fusion Fuel invests in the development and manufacturing of integrated, modularized solar-to-hydrogen PEM technology. In 2021, the company introduced its revolutionary first generation HEVO micro-electrolyzer. In order to meet the demand for higher performance electrolyzers, Fusion Fuel is continuing to invest in the optimization of performance, stability and durability of the electrochemical reaction, and intends to introduce additional generations of its proprietary technology in 2022 and beyond.

●	Fusion Fuel expanded its network of strategic research partners by entering into research partnerships with Fraunhofer Institute in Germany and the University of New South Wales in Australia. The partnerships will focus on a number of innovation platforms, including further enhancing the performance of the concentration photovoltaic system and optical elements, improving the electrolyzer efficiency, and exploring novel organic hydrogen storage solutions. These partnerships will help complement Fusion Fuel internal R&D capabilities and further extend its competitive advantage.

●	Fusion Fuel announced the validation of its HEVO-Solar technology at the H2Evora demonstrator facility in Evora, Portugal. Grupo ISQ, a Portuguese engineering and consulting firm, conducted the performance tests, which validated the successful operation of the system and showed an approximate 10% improvement in performance compared to the previous generation.

Production Capacity

●	Fusion Fuel commenced the development of its new, fully automated electrolyzer manufacturing facility in Benavente, Portugal. Initial production activities are expected to begin in the third quarter of 2022, with full launch expected later in the same quarter. When fully built out in 2025, the Benavente factory will have a productive output of roughly 500 MW of electrolysis capacity per annum. The total capital investment in the Benavente facility through 2025 is expected to be approximately €42 million.

Commercial Activities

●	Fusion Fuel completed its H2Evora project located in Evora, Portugal. The H2Evora project is a ground-breaking demonstration of grid independent solar-to-green hydrogen production, along with piloting hydrogen-to-power through a 200-kilowatt FCwave fuel cell module from Ballard Power Systems. The facility is currently awaiting formal commissioning.

●	Fusion Fuel received a purchase order from Exolum for a 0.42 MW solar-to-green hydrogen plant and co-located refueling station, to be installed in Madrid, Spain. The contract has a value of approximately €2.4 million, and the facility will be delivered on a turnkey basis in 2022.

●	Fusion Fuel announced approval for €4.3 million in funding from Portugal’s Programa Operacional Sustentabilidade e Eficiência no Uso de Recursos for the company’s HEVO-Sul project. The 178 HEVO-Solar project, which has a total capital investment of approximately €12 million, is currently in the licensing phase and awaiting approval to begin construction. The company expects to complete the facility in 2022.

●	Fusion Fuel entered into collaboration agreement with Elecnor Group, which will leverage Elecnor’s extensive commercial footprint and expertise in the engineering, construction, and development of renewable energy infrastructure projects to support the development of green hydrogen projects in the Spanish market.

●	Fusion Fuel entered into collaboration agreement with Consolidated Contractors Group S.A.L. (“CCC”) with the intent to jointly develop green hydrogen plants in the Middle East for potential clients in the refining and petrochemical industries, beginning with demonstrator plants Oman, Kuwait, and Qatar.

●	Fusion Fuel received confirmation that its HEVO-Solar Sines project was one of four submitted by Portugal to the European Commission’s Important Projects of Common European Interest (IPCEI) program. A decision as to whether the project will receive formal IPCEI approval is expected in 1H22.

●	Fusion Fuel announced the HEVO Ammonia Morocco Project, Morocco’s largest announced green hydrogen and green ammonia project to date, alongside co-development partners CCC and Vitol. The project envisions 31,000 tons of green hydrogen production capacity per annum once the facility is fully developed, which will be used in the production of 183,000 tons of green ammonia. The project has an estimated total investment of USD 850 million, and development of the first phase is expected to begin in 2022 following the completion of a feasibility study.

●	Fusion Fuel entered an MoU with Grupo Industrial CL to explore the feasibility of developing an eFuels facility at the company’s Balboa steel mill. The project, which would produce 35,000 tons of synthetic fuels using 100,000 tons of captured CO2 and 14,000 tons of green hydrogen, was submitted to the Fondo Europeo de Recuperación: Hidrógeno Renovable in Spain

●	Fusion Fuel entered an Memorandum of Understanding (MoU) with Confederación Española de Empresarios de Estaciones de Servicio (CEEES), the Spanish Confederation of Operators of Service Stations. The partnership would seek to jointly develop green hydrogen production facilities in Spain to build out a domestic hydrogen refueling network. The company also announced an MoU with CEEES member, Grupo Zoilo Rios, to jointly develop a co-located green hydrogen plant adjacent to the El Cisne service station in Zaragoza, Spain.

●	Fusion Fuel entered an MoU with BGR Energy Systems Limited with the intent to develop green hydrogen projects in India for green ammonia and bioethanol production, beginning with the installation of an initial demonstrator facility.

●	Fusion Fuel entered an MoU with Magnesitas de Rubian S.A. to jointly explore the feasibility of green hydrogen solutions for the Spanish mining sector, beginning with a proposed 10,000 HEVO-Solar unit facility located at the Magnetitas site in Lugo, Spain to produce green hydrogen for industrial heat and for input in eFuels production.

Governmental Affairs

Over the course of 2021, Fusion Fuel was actively engaged with the relevant Government stakeholders as well as industry associations to be able to develop the legislative framework and regulations related to the emerging green hydrogen economy. Fusion Fuel has also been engaged in the government workshops aimed at consolidating green hydrogen projects nationally in particular in the Sines region.

Beyond Portugal, Fusion Fuel has been in active discussions with government stakeholders in Morocco related to the HEVO-Maroc project. This involves discussions with the government on site selection, licensing and offtake possibilities.

Leadership Developments

Fusion Fuel announced a number of key appointments to the Executive Committee and Board of Directors aimed at strengthening its core competencies and commercial execution and delivery capabilities across strategic markets:

●	Fusion Fuel’s Nomination Committee recommended the appointment of Theresa Jester to the Company’s Board of Directors, and on December 14, 2021, Fusion Fuel formally announced her appointment. Ms. Jester has over forty years of experience in the solar and electronics manufacturing industries at ARCO Solar, SunPower, Solaria, SolarWorld, Shell and Siemens, and most recently served as CEO of BIA Controls, a developer and installer of demand management, energy management and building automation software systems. She currently serves on the Boards of NEXT Energy Technologies, a developer of organic photovoltaic coatings used to transform windows into energy-producing assets, and Silicor Materials, a global leader in the production of solar silicon.

●	Fusion Fuel appointed David Lovell as CEO of Fusion Fuel Australia. Mr. Lovell has over 30 years of experience in the finance, investment banking and construction industries, having previously held multiple senior-level roles at the Bank of Tokyo, Transfield Holdings, Leighton Contractors (now CIMIC) and Origin Energy. He joined us from Infrastructure SA, an independent advisory body helping make infrastructure planning and investment decisions for the State of South Australia, where he served as Deputy Chief Executive.

●	The Company appointed Mario Garma as Regional Head of EMEA and Head of EPC. Mr. Garma joined us from Air Products, where he was most recently Head of Development of Strategic Infrastructure for Green Hydrogen for Southern Europe. During his 17-year tenure at Air Products, he was focused primarily on strategic planning, operations and energy management, and production process improvement.

●	The Company appointed André Antunes as Chief Production Officer, a timely appointment as it coincided with the commencement of renovations and production line design at the Benavente electrolyzer facility. Mr. Antunes has over 15 years of experience of production excellence at several multinational companies, most recently at Unilever.

Subsequent Events

●	Fusion Fuel secured funding support of approximately €10 million from AICEP, Portugal’s Trade & Investment Agency for the development of the Benavente electrolyzer production facility. The funding, which represents approximately 25% of the total capital investment in the production facility, is split in two components: direct financial support for eligible expenses, and tax offsets available to the company through 2032.

●	Fusion Fuel entered into a collaboration agreement with KEME Energy to develop a 1.22 MW solar-to-green hydrogen plant to be installed in the Sines Industrial and Logistics Zone. The KEME project had previously approved for €1.4 million of grant funding from POSEUR. The contract has a value of approximately €2.54 million, and the facility is expected to be installed in 2022.

●	Fusion Fuel entered collaboration agreement with Asesoria Energetica SA (“AESA”) to target the decarbonization of the Spanish industrial sector and the transition to FCEV and hydrogen-fueled vehicles for logistics and commercial transport fleets.

●	Fusion Fuel entered framework agreement with HIVE Energy to supply HEVO-Solar technology for the development of green hydrogen production plants throughout Spain. The agreement has a target production capacity of 7,500 metric tons of green hydrogen per annum.

●	Fusion Fuel announced the appointments of Zachary Steele and Jason Baran as Co-Presidents of Fusion Fuel Americas and members of the Executive Committee. Prior to joining Fusion Fuel, Steele and Baran served as CEO and CFO, respectively, of Pacific Traverse Energy (“PTE”), an energy-focused infrastructure development company based in Vancouver. Most recently they led the development of the Cedar LNG Project in Kitimat, British Columbia, where Mr. Steele served as the Vice Chairman and CEO and Mr. Baran was Board Member and CFO. In June 2021, PTE sold their interest in the Cedar project to Pembina Pipeline Corporation.

Business Strategy & Vision

Fusion Fuel aims to enable meaningful emissions reductions through viable economic means using green hydrogen. In doing so, Fusion Fuel believes it can become a major player in the global hydrogen economy over the next 10 years.

Fusion Fuel aims to develop a technology and project pipeline in Southern Europe and the MENA region as a first phase in its strategy execution, and then expand into other strategic markets globally, including Australia and the United States.

Fusion Fuel Business Lines

Fusion Fuel’s HEVO-Solar is expected to be a leading product in the industry for generating cost-effective green hydrogen in the markets in which it seeks to operate. In addition, the Fusion Fuel team collectively has extensive experience in establishing and operating sustainable energy plants, as well as relationships with many sustainable energy stakeholders and hydrogen users (ranging from natural gas networks and grids, oil refineries, ammonia producers, regulators and related government departments). Fusion Fuel is focused on two core business lines that build on its hydrogen generator.

1.	The first business line, “Technology”, is focused on creating and selling HEVO-Solars that produce cost-competitive green hydrogen for client use and operation. There are a number of industrial processes that require hydrogen and providers that currently produce their own hydrogen supply through highly carbon-intensive methods. Fusion Fuel intends to equip them with hydrogen generators to produce hydrogen without carbon emissions and with no cost disadvantage. For the years ended December 31, 2021 and 2020, no revenue was generated from this business line.

2.	The second business line, “Project Development”, is focused on entering into green hydrogen purchase agreements for the output of hydrogen at competitive prices. The current prices for green hydrogen as well as the prices predicted in the coming years suggest that Fusion Fuel will be able to establish and operate production plants with internal rates of return above 10% and likely in the 15-20% range. Please see the chart below under the heading “Products and Services – Green Hydrogen End Product”. For the years ended December 31, 2021 and 2020, no revenue was generated from this business line.

Fusion Fuel’s industry and business require continuous innovation and improvement. To this end, the R&D team has already designed the next two generations of the hydrogen generator which will be developed. This innovation aims at not only improving the efficiency of the product, but also reducing the costs of production. Continuous R&D is a core part of the ongoing strategy for the firm.

Business Organization

Fusion Fuel Portugal, along with its subsidiaries Fusion Cell Evora, Unipessoal LDA, Fusion Cell Evora II, Unipessoal LDA, and Fusion Fuel USA and Fusion Fuel Australia manage all functions of Fusion Fuel’s Green Hydrogen Technology business line, including production of the technology, business development and R&D. Fusion Fuel intends to also operate production plants for green hydrogen, which will be another function within the business.

The Technology

The HEVO is Fusion Fuel’s proprietary miniaturized PEM electrolyzer. It has been designed to be small, lightweight and, critically, able to be mass produced. Its simplicity is the key to its versatility. Fusion Fuel’s HEVO’s are combined with a high-efficiency solar cell and attached to a specially designed concentrated photovoltaic (CPV) solar panel to leverage 100% of the sun’s energy—both electrical and thermal—to deliver highly competitive green hydrogen.

Fusion Fuel’s technology is based on two main principles:

●	Increased heat reduces the electrical energy needed to break down a water molecule, making the process significantly more efficient than conventional PEM systems and the green hydrogen produced as an output competitive with the grey hydrogen extracted from hydrocarbons.

●	The modular, miniaturized electrolyzers directly coupled at each CPV module result in higher efficiency at a drastically lower cost than other electrolyzer solutions for producing hydrogen.

Fusion Fuel has developed and tested the HEVO that produces green hydrogen at one of the highest efficiency ratios and competitive levelized cost (€/kg) in the green gydrogen industry. The HEVO uses solar energy to split water molecules into hydrogen and oxygen through a proprietary photon-electrochemical process. The process is coupled with CPV technology such that system is a grid-independent hydrogen generator. This coupled approach for generating hydrogen significantly increases the total system efficiency, results in a low cost per kilogram of hydrogen produced, and benefits from the high automation level of mass producing the HEVO. Fusion Fuel uses this process to extract hydrogen from water molecules without the creation of any carbon emissions and with oxygen as the only biproduct. Therefore, the output is designated green hydrogen, which is hydrogen created in a fully carbon-free process, as opposed to the traditional methods of creating hydrogen which produce upwards of 9 tons of carbon emissions for every ton of hydrogen produced (designated as “grey hydrogen”). The development of this highly efficient combination of the HEVO and CPV technology to create the “HEVO Solar” hydrogen generator places Fusion Fuel in a leading position in the strategic and long-term plans of the Portuguese and European Governments to reduce carbon emissions and achieve a carbon neutral state by 2050.

The HEVO uses both the electricity produced by the photovoltaic cells and the heat captured from the CPV panels, thereby reducing the total amount of electrical energy required for the electrolysis process. This increases the efficiency of the Fusion Fuel solution compared to other current market products. Because the process requires solar irradiation, locations with higher levels of solar irradiation would produce higher amounts of hydrogen on an annual basis at a lower cost per kilogram (as capital expenditure related to the equipment is spread across a larger production output).

The product includes a frame with two axes powered by motors that track sunlight and the movement of the sun, which allows the system to capture sunlight at optimal angles throughout the day, a solar concentration chassis which houses the optical system that captures sunlight, high efficiency photovoltaic III-V cells to convert the solar energy to electricity, Fusion Fuel’s proprietary HEVO, a water piping system that supplies the HEVO with de-ionized water and a hydrogen piping system to remove the extracted hydrogen to the collection units at the hydrogen plant.

A HEVO-Solar has a surface area of around 110m2 and requires around 400m2 of land per unit (in a relatively flat area). It weighs approximately 4 tons and at full tilt it reaches a maximum height of 8m2, and as such is suited for areas with the appropriate land mass to accommodate the equipment.

Products and Services

Fusion Fuel will offer two products and one service to clients. These are (a) technology to be sold to clients that operate their own green hydrogen plants, (b) green hydrogen as an output from Green Hydrogen plants to be developed and operated by Fusion Fuel, and (c) operations and monitoring services of green hydrogen plants using Fusion Fuel hydrogen generators.

Green Hydrogen Generators

Fusion Fuel will sell hydrogen generators that produce low-cost green hydrogen for a number of industrial processes that require hydrogen. Clients for this business are likely to include industrial users of hydrogen that currently produce their own hydrogen supply through highly carbon intensive methods or investment managers looking to establish long lasting cash flow transactions by owning and operating their own plants.

Green Hydrogen End-Product

Fusion Fuel will develop and install its own green hydrogen plants to produce green hydrogen using its proprietary HEVO-Solar technology. In a region with solar irradiation levels of approximately 2,100 kWh/m2/year (kilowatt hours per meter squared per year), a Fusion Fuel hydrogen plant would produce approximately 1,000 kilograms of hydrogen per generator and each generator would require about 400m2 of land (the topography of the land may increase or decrease this figure). Fusion Fuel will look to enter into long-term lease agreements for the land requirements for each plant.

Each plant is expected to have a lifespan of 25-30 years. Fusion Fuel will enter into HPAs with hydrogen consumers, such as ammonia producers, refineries and natural gas networks, to sell the hydrogen output from these plants. Some of the first clients for this service are expected to be the natural gas networks and distributors in Portugal which, as part of Portugal’s National Hydrogen Strategy, will be required to mix a regulated amount of hydrogen into the natural gas networks. These green hydrogen plants will provide revenues to Fusion Fuel based on the hydrogen produced and sold as an end product. Fusion Fuel plans to sell the green hydrogen plants to clients interested in purchasing established hydrogen plants and paying Fusion Fuel a percentage of the returns earned on such plants.

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

Fusion Fuel’s technology relies on markets that are well suited for green hydrogen production, which include locations with the following characteristics:

●	high irradiation levels — the northern and southern “solar belts”;

●	economies with the infrastructure to transport large hydrogen tanks and with industries that consume large amounts of hydrogen;

●	markets with long-term stability and commitment to hydrogen to accommodate the 25-year lifespan of hydrogen production with our HEVO-Solar; and

●	credible commitment to environment improvement targets.

Green hydrogen technology will also be marketable to regions where “Ammonia Production Solutions” have significant importance and value, as ammonia represents production accounts for approximately 50% of hydrogen consumption worldwide (most of which is consumed outside of Europe). Ammonia, which is a primary ingredient for fertilizers, includes three hydrogen molecules, which currently is sourced from grey hydrogen, which emits large amounts of carbon pollution. As more countries that produce ammonia become interested in decreasing their carbon footprint, there will be opportunities for Fusion Fuel to enter such markets with its green hydrogen solutions. An additional 50% of hydrogen consumption worldwide comes from oil refineries, mainly in Europe.

Therefore, Fusion Fuel has been primarily focused on development efforts in Southern Europe and the MENA region. In addition, Fusion Fuel is carefully increasing its development activity with respect to the United States and Australia markets. Fusion Fuel’s HEVO microeelectrolyzer works particularly well with CPV technology, and therefore all locations with high levels of irradiation are potential markets for Fusion Fuel and its HEVO-Solar.

Fusion Fuel Portugal has completed its first green hydrogen production plant in Evora, Portugal, with a total value of the project of approximately €5 million.. The Evora Projects are progressing along parallel tracks, as follows:

Evora I

1.	Production License – Submitted on July 15, 2020 and issued by the Department of Energy on October 28, 2020.

2.	Land Control – Land leases were negotiated and signed with owners for 30 years, and are extendable.

3.	Construction License – Received in the first quarter of 2021 and construction is complete.

4.	Construction – The plant is fully built and ready for operation as soon as it receives the required commissioning permission.

Evora II

1.	Production License – Submitted on July 15, 2020 and still pending approval.

2.	Land Control – Land leases were negotiated and signed with owners for 30 years, and are extendable.

3.	Construction– Civil construction has been done, trackers have been installed and HEVOs to be deployed with the receipt of the license to ensure the latest generation of HEVOs is used.

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

In addition, Fusion Fuel is in discussions with prospective clients in Morocco, Spain, Greece, Italy, Oman, among others, as well as smaller clients in Portugal. Fusion Fuel is also in discussions with several parties regarding potential projects in Spain and has submitted several large-scale project quotes to companies that consume or have a use for hydrogen.

Addressable Market

The Global Hydrogen market has grown to approximately 70 metric tons per year, representing nearly €150 billion in value, according to IEA, using a price level of €2 per kg of hydrogen. Nearly all hydrogen today is produced from hydrocarbons, accounting for approximately 6% of total natural gas consumption, which has led to traditional methods of hydrogen production to be among the world’s largest sources of carbon dioxide emissions at approximately 830 million tons per year. Green hydrogen — made from renewable sources with no carbon dioxide emissions — is the key for unlocking hydrogen’s long-term potential, and a significant driver toward meeting emission reduction targets. The EU’s hydrogen consumption is expected to grow by 200-700%, but only 2% of hydrogen today is produced via electrolysis. Furthermore, Europe imports between 400-500 billion cubic meters of natural gas each year. Blending green hydrogen into those gas networks is an increasingly viable tool to meet decarbonization goals and represents a significant source of long-term hydrogen demand. Mixing 10% of Europe’s imported natural gas with green hydrogen represents an additional €11 billion cubic meters per year of demand.

 Green hydrogen is a key pillar of Portugal’s decarbonization strategy and its plans to establish a leading domestic green hydrogen ecosystem. Portugal’s national strategy calls for a gradual green hydrogen production ramp to 350ktons/year by 2030. Fusion Fuel Portugal’s production targets in Portugal represent less than 10% of the national objective — providing significant room for further growth. Fusion Fuel expects to be a leader in this new, local industrial sector – expanding local production capacity to align with Portugal’s strategic vision, while also working to establish a global operational footprint. Several of Fusion Fuel Portugal’s projects are referenced explicitly within the government’s strategic roadmap.

Portugal’s 2030 Hydrogen Targets (1)

(1)	EN-H2 Estratégia Nacional de Hidrogénio (Portugal’s National Hydrogen Strategy document).

Working Capital Items

Currently, Fusion Fuel’s inventory consists of raw materials purchased for the production of its HEVO-Solars. Fusion Fuel has entered into multiple agreements with MagP, for the assembly and installation of Trackers. Please refer to the Related Party Transactions section of Item 7 – Major Shareholders and Related Party Transactions for further information on these agreements.

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

Environmental Issues

There are no significant pollutants or other hazardous emissions from Fusion Fuel’s operations, the CPV technology, the HEVO or any other functions used by Fusion Fuel in extracting Green Hydrogen, nor are any anticipated. In addition, the are no carbon or hazardous emissions that result from Fusion Fuel’s extraction of hydrogen, and the only biproduct of the process is oxygen. As such, we do not expect the Company would be materially impacted by the passage of any climate change legislation, regulation or accords that seek to impose a carbon tax or curtail carbon-intensive business activities. Furthermore, none of the Company’s manufacturing or corporate facilities are located in geographies particularly susceptible to geological or climate risks.We expect that the continued heightened attention and importance given to environmental issues are likely to benefit Fusion Fuel as the interest and value of its zero-carbon solution increases. It is possible that climate change legislation, regulation or accords could increase demand in this market and thereby increase competition, but such activity may also normalize hydrogen as a broadly used and accepted energy source.

Competition

To our knowledge there are no similar technologies or systems to Fusion Fuel’s HEVO-Solar technology. We believe this technology is innovative, disruptive, and original. The centralized electrolyzer technology, which is used by Hidrogenics, ITM Power, NEL Hydrogen, and McPhy, among others, represents the main competition to Fusion Fuel’s technology. Even though Fusion Fuel’s technology currently has a significantly higher efficiency rate than the centralized electrolyzer, it is expected that there will be further evolution in the efficiency of the centralized electrolyzers, and so we expect the market to remain competitive.

Fusion Fuel is faced with competition from several aspects of the industry, namely:

(a)	Traditional hydrogen production methods — which can continue to improve their efficiency and lower costs, making the change to Green Hydrogen more costly to consumers. Companies in this space include Linde, Air Liquide, Air Products, and Praxair, among others.

(b)	Green Hydrogen technology providers — these are typically centralized electrolyzer solutions used in combination with electrical energy from renewable sources or even blue hydrogen providers (hydrogen produced through traditional means with carbon sequestering techniques). There is significant investment in this space and improvements in this technology could lead to more intense competition in the hydrogen production market. Companies in this space include Hidrogenics, ITM Power, NEL Hydrogen, McPhy, and Giner, among others.

(c)	Green Hydrogen providers — companies that sell Green Hydrogen as an end product. This is still an emerging market and will include large energy companies as well as investors who buy and operate established hydrogen plants. Companies in this space include Engie Hydrogen, Air Liquide, and Shell, among others.

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

Regulations & Certifications

Fusion Fuel’s HEVO-Solar system comprises two major components: the photo-electro component where the photon to electron conversion process takes place, and the electrochemical component, where the electrolysis process takes place.

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

In respect of the photo-electro component, the MagP photo-electro system is CE marked, which is a certification that confirms conformity with health, safety and environmental protection standards for products sold within the European Economic Area, in accordance with IEC 62108, which specifies requirements and implements a series of tests for design qualification and type approval of CPV modules and assemblies suitable for long-term operation in general open-air climates.

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

Fusion Fuel must conform with each of these certification standards in order to install its various projects, the first being the Evora Project. The HEVO was developed and designed to account for these various standards and requirements and we believe it will pass each required test.

Additionally, Fusion Fuel expects that there will be new standards and technical requirements that will standardize the production, transportation and use of hydrogen and to manage the integration of hydrogen in natural gas networks. We intend to comply with each new standard or requirement applicable to our products and services.

Raw Materials and Suppliers

Fusion Fuel Portugal has entered into a production contract with MagP to purchase pre-determined volumes of CPV materials to be confirmed at the start of each year. This ensures that Fusion Fuel will have a guaranteed minimum product supply from an experienced manufacturer to support its ability to deliver against its business plan. MagP is a strategic supplier, in particular because of its CPV technology used in the HEVO-Solar. Effective from January 1, 2022, a minimum annual production target of 700 HEVO-Solar Generators are expected to be built in partnership with MagP. The remaining quantities of HEVO-Solar Generators required to satisfy our business plan will be produced internally at our own production facility.

For the majority of 2021, Fusion Fuel sourced all materials to be used by MagP as part of the various production contracts. In addition, Fusion Fuel sourced most materials used to produce its HEVO electrolyzer. Other than the materials sourced from MagP, most components and materials essential to Fusion Fuel are generally available from multiple sources, with a few exceptions. Fusion Fuel believes there are component suppliers and manufacturing vendors whose loss to Fusion Fuel could have a material adverse effect upon Fusion Fuel’s business and financial condition. The loss of such suppliers would require Fusion Fuel to source new suppliers, incur delays as any such suppliers adapt to our specification requirements, and conduct testing on the product rendered by such new suppliers to ensure the fitness of such product.

Fusion Fuel is discussing with key suppliers coordinated product plans, strategic inventories, and internal and external manufacturing schedules and levels.

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

Fusion Fuel Portugal filed its first patent, the “Direct Coupled Water Hydrogen Generator for Hydrogen Generation from Concentrated Sunlight”, on March 10, 2020, which was submitted on August 3, 2020 with International Patent Submission Number PCT/IB2020/05733. Fusion Fuel Portugal filed its second patent called “Floating Guiding Flow Plate for Electrochemical Cells” which was submitted on October 14, 2020 with the International Patent Submission Number PAT/116826A. Fusion Fuel Portugal plans to file two provisional patents in the first half of 2022 called “Oxygen evolution reaction without gas diffusion layer on an PEM electrolysis cell” and “UPP design to reduce inter-cell mismatch”, respectively.

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

Human Capital Resources

Jeffrey Schwarz is the non-executive Chairman of the Board of Parent. The executive team is composed of Frederico Figueira de Chaves (CFO) and Zachary Steele (Co-President Americas) as Co-Heads of the Executive Committee. Other members of the Executive Committee include Andre Antunes (Chief Production Officer), Jaime Silva (Chief Technology Officer), João Teixeira Wahnon (Chief Business Development Officer), Jason Baran (Co-Head of Americas), David Lovell (Head of Australasia), Mario Garma (Chief Engineering Officer). The Executive Committee structure is outlined in the graphic below:

Fusion Fuel, at the date of publishing this report, has more than 80 full time employees and continues to grow its team across all areas. Fusion Fuel’s employment contracts include confidentiality, non-disclosure and non-competition clauses to protect the firm and its intellectual property. Fusion Fuel has also engaged a headhunter in Portugal to aid in the search of specific talent related to R&D team requirements.

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

C. Organizational Structure

The following chart illustrates the Fusion Fuel legal entity structure as of the date of this Annual Report:

D. Property, Plants and Equipment

On January 1, 2021, Fusion Fuel Portugal entered into a Sub-Lease Agreement with Negordy for space of 4,156 square meters of office, logistical, and industrial activities. Parking plots are also included. The sub-lease has an initial term of five years, with automatic renewal for additional terms of five years until either party notifies the other party of its intention not to renew. Either party can choose to terminate the agreement after 20 months once adequate communication is provided to the other party. The monthly rent determined by the sub-lease is fixed at €0.02 million.

A description of Fusion Fuel’s material tangible fixed assets and its material plans to develop and install Green Hydrogen plants, including without limitation Evora, is included in this Annual Report in the sections titled “Business Overview” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

 ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis (this “MD&A”) provides information concerning our financial condition and results of operations for the fiscal years ended December 31, 2021 and 2020 and should be read in conjunction with our audited consolidated financial statements and the related notes included in Item 17 of this Annual Report, “Financial Statements.”

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

Overview

Parent serves as a holding company for the Fusion Fuel business. Fusion Fuel’s mission is to produce hydrogen with zero carbon emissions, thereby contributing to a future of sustainable and affordable clean energy and the reversal of climate change. Fusion Fuel produces Green Hydrogen with components built in-house and in partnership with MagP. The collaboration with MagP secured production capacity of certain CPV solar tracking materials for projects through 2021, and will complement in-house production capacity of such materials for projects for 2022 and thereafter.

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

In 2021, Fusion Fuel’s business activity were primarily financed by own capital from the merger with HL. Fusion Fuel expects both its capital and operating expenditures to increase in connection with its ongoing activities, as Fusion Fuel:

●	constructs manufacturing facilities and purchases related equipment;

●	commercializes the HEVO-Solar technology and hydrogen plants;

●	continues to invest in its technology;

●	increases marketing and business development activities, including travel costs and industry association membership fees;

●	maintains and improves its operational, financial and management information systems;

●	hires key personnel;

●	maintains, expands, and protects its intellectual property portfolio;

●	operates as a public company.

A.	Operating Results

Parent has generated no revenue to date.

For the twelve months ended December 31, 2021, Parent generated total comprehensive income of approximately €23 million, primarily consisting of administration expenses of approximately €7.7 million, shared based payment credit of approximately €0.8 million and €28.3 million of fair value gains on its derivative financial instruments (Warrants). In addition, a foreign exchange gain of €2.3 million was generated.

For the twelve months ended December 31, 2020, Parent generated total comprehensive loss of approximately € (183) million, primarily consisting of costs of €183 million, which are due to listing expenses of the transactions of approximately €177 million, administration expense of approximately €3 million, shared based payment expense of approximately €1 million and €0.6 million of other expenses.

For the years ended December 31, 2021 and 2020, there was no cost of revenue. Once Fusion Fuel commences internal commercial production, cost of revenue is expected to include direct parts, material and labor costs, manufacturing overhead, including amortized tooling costs and depreciation of facilities, cost of hydrogen production, shipping and logistics costs and reserves for estimated warranty expenses.

For the years ended December 31, 2021 and 2020, R&D expenses consisted of:

●	Fees paid to third parties such as consultants and contractors for outside development;

●	Expenses related to materials, supplies and third-party services;

●	In-house development of our propriety HEVO-Solar technology;

●	Personnel-related expenses, including salaries, benefits, and stock-based compensation expense, for personnel in the engineering and research functions;

●	Depreciation for prototyping equipment and R&D facilities.

We expect R&D costs to increase for the foreseeable future due to continued investment in R&D activities to achieve our business plans.

Parent intends to fund the initial activities of the Fusion Fuel business using grant money and its own reserve of capital. The Evora Project has an anticipated capital expenditure amount of €5 million, and has been financed to date using Parent’s capital, and Parent expects to collect tax credits for such capital investment.

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

The most significant change in Parent’s reported financial position and results in 2020 was an increase in cash (as compared to Fusion Fuel Portugal’s consolidated balance sheet at June 30, 2020) of $54 million. Total non-recurring transaction costs were approximately $6 million.

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

Launch of Fusion Fuel’s Hydrogen Generator, the HEVO-Solar, and First Green Hydrogen Plants

Fusion Fuel expects to derive revenue from the development of its first Green Hydrogen plant, which project is known as the Evora Project (phase I & II). Prior to installing any HEVO-Solar units, Fusion Fuel was required to obtain all the construction permits, hydrogen production licenses and land rental agreements (the “Plant Permits”) for any such plant. With this first plant for the Evora Project, the Green Hydrogen created will be blended into the natural gas distribution network operated by a local natural gas provider subject to an HPA that has not yet been negotiated. Any excess hydrogen produced that is not consumed by the natural gas network will be used to generate electricity through a fuel cell, that is openly available on the market from third party providers, and fed into the local electric grid.

Fusion Fuel will begin construction work on its second and larger hydrogen plant, known as the HEVO-Sul Project, which, in addition to requiring the same Plant Permits, is also expected to require approximately €12m of capital expenditure.

The HEVO-Sul project consists of 178 HEVO-Solars located in Sines, Portugal. There are two other current projects in Sines where Fusion Fuel is the provider of electrolyzer technology to the clients. The first of those projects would provide 62 HEVO-Solars to PRIO, a retail fuel supplier with over 250 service stations and the largest network of EV charging stations in Portugal, to supply a hydrogen refueling station in Lisbon. The second would provide 62 units for KEME Energy, a Portuguese developer of renewable energy projects, to supply green hydrogen for several industrial applications.

Grant funding of €4.3m has been approved for our HEVO-Sul project (178 HEVO-Solars) which has a total projected cost of approximately €12m. In the third quarter of 2021, the grants for the two remaining projects, with PRIO Energy and KEME Energy – with projected costs of €2.4m and €2.5m, respectively – were approved. These three projects taken together will require approximately €16.9m of capital expenditure. We expect all three projects to be developed in 2022.

Any delays in the successful completion of the above projects will impact the ability to generate revenue consistent with the projections in Fusion Fuel’s business plan.

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

As the exercise price of the Company’s share purchase warrants is fixed in US dollars and the functional currency of the Company is the Euro, these warrants are considered a derivative, as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability. For warrants that are tradeable, fair value is determined using market price on the NASDAQ under the ticker HTOOW. All non-traded warrants became tradeable on December 10, 2021, the first anniversary of the issue date.

When a warrant is exercised, the derivative liability is then reclassified to share premium.

Share-based payment arrangements

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

Intangible assets – Development expenditures

Product development costs are not amortised until such time that they are in use after which it is expected they will be amortised over their estimated useful lives (three to five years).

Development expenditure is capitalised only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognised in the profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortisation and any accumulated impairment losses, unless the product development costs are still being used in product development in which case it is considered indefinite useful life.

In accordance with IAS 36, Impairment of Assets, management assesses the recoverability of Intellectual Property annually as they are currently deemed to be intangible assets with indefinite useful lives.

This section should be read in conjunction with note 3 of the financial statements.

B.	Liquidity and Capital Resources

As indicated in the accompanying audited financial statements of Parent, at December 31, 2021, Parent had a cash position of approximately €7.7 million, €27.5 million of short-term investments that have daily liquidity, other assets of approximately €33.6 million, liabilities of approximately €19 million and no open tax obligations. Our cash position was funded primarily from the net proceeds generated from the HL merger and the PIPE financing that closed on December 10, 2020 and from exercise of warrants during the first quarter of 2021.

Parent’s assets, in addition to cash and cash equivalents, consist of advances to suppliers in the amount of approximately €4.6 million, which consists mostly of amounts required to secure the future supply of raw materials and equipment for our hydrogen production plants. Parent’s liabilities consist of accounts payable to suppliers in the amount of €1.5 million, accruals in the amount of approximately €1 million, and warrants in the amount of approximately €15.3 million. The Group has no external debt as of December 31, 2021.

As of December 31, 2021, a subsidiary of the Group had entered into a minimum purchase contract to pay €4.9 million to deliver equipment, materials and assembling services in relation to our various hydrogen production projects.

During the year, the Group extended a participating loan to finance the growth and working capital needs of Fusion Fuel Spain S.L, an entity in which the Company has joint control. This loan facility has a term of five years and the maximum amount that can be drawn down is €2 million. As no amounts were drawn down under this facility during the year, its remains committed at December 31, 2021.

In February 2022, the Company announced that its wholly owned subsidiary, Fusion Fuel Portugal, S.A. secured nearly €10 million in grants for its industrial production facility in Benavente. Under this grant agreement, the funding is split into two components: direct financial support for eligible expenses, and tax credits available to the company over a period of several years.

On February 22, 2022, the Company announced that it entered into an agreement with KEME Energy to install a green hydrogen production facility in Sines, Portugal. The project is expected to require a capital investment of €2.54 million. Grant funding of €1.4 million has been approved for this project under Portugal’s POSEUR program.

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

Fusion Fuel’s industry and business require continuous innovation and improvement. To this end, the R&D team has already designed the next two generations of the HEVO-Solar which will be developed. This innovation aims at not only improving the efficiency of the product, but also reducing the costs of production. Continuous R&D is a core part of the ongoing strategy for Fusion Fuel. For more information about Fusion Fuel’s R&D, see Item 4 “Business Overview – Research and Development,” which is incorporated herein by reference.

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

E.	Off-Balance Sheet Arrangements

Parent does not have any off-balance sheet arrangements as of December 31, 2021.

F.	Contractual Obligations

Fusion Fuel Portugal has a Production Agreement with MagP pursuant to which MagP guarantees a supply of all materials and installations for the CPV solar trackers used in Fusion Fuel’s HEVO-Solars on an annual basis. Fusion Fuel does not have any financial obligations under this contract, contingent or otherwise, as the contract provides that MagP is to deliver a fixed number of Trackers. A fixed cost per Tracker to be supplied by MagP is also stipulated in the contract. Fusion Fuel has a financial obligation to pay for the minimum amount of trackers to be produced under this contract. Fusion Fuel Portugal also has two project contracts with MagP regarding the production of the units required for the two phases of the Evora project being developed during 2021. For more information relating to the contracts with MagP, see “Related Party Transactions.”

Parent does not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2021.

G.	Safe Harbor

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. See “Forward-Looking Statements” included elsewhere in this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this Annual Report.

Name	Age	Position
Jeffrey E. Schwarz	63	Chairman of the Board(1)(2)(3)
Frederico Figueira de Chaves	38	Co-Head of Executive Committee, Chief Financial Officer and Director
João Teixeira Wahnon	52	Chief of Business Development Officer and Director
Jaime Silva	54	Chief Technology Officer and Director
Theresa Jester	64	Director(1)(2)(3)
Rune Magnus Lundetrae	45	Director(1)(2)(3)
Alla Jezmir	41	Director(1)(2)(3)
Zachary Steele	38	Co-Head of Executive Committee, Co-President of Fusion Fuel USA
Jason Baran	40	Co-President of Fusion Fuel USA
David Lovell	66	Chief Executive Officer of Fusion Fuel Australia
Mario Garma	45	Chief Engineering Officer
Andre Antunes	43	Chief Production Officer

(1)    Member of the Audit Committee

(2)    Member of the Nominating Committee

(3)    Member of the Compensation Committee

Jeffrey E. Schwarz became the Chairman of the Board of Directors of Parent on December 4, 2020, which was the date that Parent’s board of directors approved the closing of the Transactions. Mr. Schwarz served as the Chief Executive Officer and Chairman of the Board of HL Acquisitions from HL’s inception in February 2018 until the Merger. He is the Co-Founder of Metropolitan Capital Advisors, Inc., a New York-based money management firm founded in 1992. Schwarz served as Metropolitan’s Chief Investment Officer from the firm’s inception until his retirement in 2012. Since 2012, he has served as the Managing Member of Metropolitan Capital Partners V LLC, the investment vehicle of the Schwarz family office. Mr. Schwarz also serves as the Co-Chairman of the Board of Bogen Corporation, a provider of audio equipment. Mr. Schwarz previously served as the Chairman of the Board of Molopo Energy Ltd., an Australian Stock Exchange listed, Calgary, Alberta-based oil and gas exploration and production company, and as a member of the Board of Directors of Cyberonics Inc., a Nasdaq listed medical device company. Mr. Schwarz received a BS in Economics (Summa Cum Laude) and an MBA from the Wharton School of the University of Pennsylvania. We believe Mr. Schwarz is well-qualified to serve as a director due to his contacts and business experience.

Alla Jezmir became a Director of Parent as of December 4, 2020, which was the date that Parent’s board of directors approved the closing of the Transactions. Ms. Jezmir currently serves as Executive Vice President, Head of Corporate and Business Development at Earthrise Energy, an Arlington, VA based company focused on accelerating the energy transition. From 2013 to 2019, Ms. Jezmir served in progressively senior roles, most recently as Managing Director, at CCM Energy, the clean energy investment division of CCM Group, a real estate firm. From 2015 to 2019, Ms. Jezmir was Principal and founding team member of Traverse Venture Partners, an investment platform launched out of CCM to back entrepreneurs transforming the real estate industry. Prior to these roles, she served as Project Manager in the Business Development group at The AES Corporation from 2010 to 2012. At AES, she steered the development of its Global Gas Program, served on the Internal Review Team, and supported project development for the company’s award-winning energy storage group. As Principal of the Green Portfolio at Calvert Impact Capital from 2009 to 2010, Ms. Jezmir led the organization’s Green Initiative, investing in community development organizations across the globe that address social and environmental disparities. From 2009 to 2018, she co-founded and served as Board Chair of EGG-energy, a company that delivered solar energy to Tanzanian households and small enterprises lacking access to the power grid. Ms. Jezmir holds an MBA from Harvard Business School, an MPA from the Harvard Kennedy School of Government, and a BSBA from Washington University in St. Louis. She serves on the Board of the Clean Energy Leadership Institute (CELI), is a Term Member at the Council on Foreign Relations and founding member of the Leadership Now Project. We believe Ms. Jezmir is well qualified to serve as a director due to her experience in the clean energy industry and in early-stage companies.

Rune Magnus Lundetrae became a Director of Parent and Chair of the Board Audit Committee as of December 4, 2020, which was the date that Parent’s board of directors approved the closing of the Transactions. Mr. Lundetrae served as a member of HL’s board of directors from June 2018 until the Merger. From 2020 Mr Lundetræ has managed investments in the shipping and energy industry and is a Director and Chairman of several public and private companies, primarily in Norway. From December 2016 to December 2019, Mr. Lundetrae served as the Deputy Chief Executive Officer and Chief Financial Officer of Borr Drilling Ltd., the world’s largest premium jack-up rig operator. From August 2015 to December 2016, he was a Managing Director and Head of Oil Services of DNB Markets, the investment banking subsidiary of DNB, Norway’s largest financial services group. From 2012 to June 2015, he served as Chief Financial Officer of Seadrill Ltd, the world’s largest offshore driller. From 2010 to 2011, he served as Chief Financial Officer of Scorpion Offshore, an international offshore drilling company based in Houston, Texas and listed on the Oslo Stock Exchange. Mr. Lundetrae began his career with KPMG Stavanger, an auditing firm. He received a BA in Business Administration from the University of Newcastle Upon Tyne, a M.Sc in IS Management from the London School of Economics and a M.Sc of Accounting and Finance from the Norwegian School of Economics. He is qualified as a CPA in Norway. We believe Mr. Lundetrae is well qualified to serve as a director due to his significant experience with public companies, in particular on the accounting and governance aspects.

Theresa “Terry” Jester became a Director of Parent on December 13, 2021. Ms. Jester currently serves on the Boards of NEXT Energy Technologies, a developer of organic photovoltaic coatings used to transform windows into energy-producing assets, and Silicor Materials, a global leader in the production of solar silicon. She previously served as CEO of BIA Controls, a developer and installer of demand management, energy management and building automation software systems. Ms. Jester began her career at ARCO Solar in 1979 where she helped develop and commercialize the materials strategy which is largely still in use today for crystalline silicon products. There she led the development of the first large $400 million solar manufacturing operation in Camarillo, California, as well as helped run factories in the Philippines, Germany, Brazil, India, and Portugal as part of the worldwide strategies for SunPower, Solaria, SolarWorld, Shell and Siemens. Ms. Jester holds a Mechanical Engineering Degree from California State University. We believe Ms. Jester is well-qualified to serve as a director due to her contacts and business experience, particularly with respect to developing, producing, and commercializing new technologies.

Frederico Figueira de Chaves is Co-Head of Fusion Fuel´s Executive Committee as well as Group Chief Financial Officer and Director. He became the Chief Financial Officer and a Director of Parent on June 3, 2020. Mr. Figueira de Chaves has been a shareholder and member of the Board of Directors of Fusion Welcome, S.A. since 2018 and is also a member of Key Family Holdings Investments, a minority shareholder of Fusion Fuel and Fusion Welcome, S.A. From 2006 to the end of 2019, he held various senior positions (Managing Director level) at UBS AG, including UBS Asset Management Head of Sales Management & Marketing, AM Head of Wealth Management Distribution, Chief of Staff to Asset Management CEO, Chief of Staff to UBS Group COO & Head of EMEA, among others. Mr. Figueira de Chaves holds a master’s degree in Economics from Edinburgh University. We believe Mr. Figueira de Chaves is well-qualified to serve as a director due to his experience in developing and running new business lines at UBS AG, his financial services background and network, and his knowledge of the Fusion Fuel strategy, business, and supply chain.

Jaime Silva became the Chief Technology Officer and a Director of Parent as well as member of the Executive Committee as of December 4, 2020, the closing date of the Transactions. Mr. Silva co-founded Fusion Welcome, S.A. and has served as Chief Technology Officer and executive officer of each of Fusion Welcome, S.A., Fusion Fuel and MagP Inovação, S.A. since 2015. Prior to founding Fusion Welcome, S.A., Mr. Silva co-founded MagPower - Soluções de Energia S.A., a CPV solar company (“MagPower”), and served as its Chief Technology Officer from inception in 2007 until 2014. MagPower created the foundation to the CPV solar technology currently used by MagP Inovação, S.A., and pays royalties to MagPower on all sales of the CPV solar technology, including the sales to Fusion Fuel. Prior to MagPower, Silva was founder and CEO of Margina - Industria Metalomecânica S.A. - Metallurgic Industry, and before that founder and CEO of Imediata - Comunicações e Multimédia S.A., a multimedia kiosk technological company. Mr. Silva holds a master’s degree in management and a master’s degree in telecommunications each from the University of Porto, and a degree in Electrical Engineering from the University of Porto. We believe Mr. Silva is well-qualified to serve as a director due to his experience in the green energy space, his extensive knowledge of the Fusion Fuel business and his technical and scientific knowledge in this space as the developer of Fusion Fuel’s hydrogen electrolyzer.

João Teixeira Wahnon became a Director of Parent on June 3, 2020 and became the Chief of Business Development as well as member of the Executive Committee as of December 10, 2020, the closing date of the Transactions. Mr. Teixeira Wahnon co-founded Fusion Welcome, S.A. and has served as Head of Business Development for each of Fusion Welcome, S.A., Fusion Fuel and MagP Inovação, S.A. since 2015. Prior to working with Fusion Welcome, S.A., he was an Executive Director of MagPower from 2009 until 2014. From 2005 to 2008 he was a Business Development Advisor to the Board of Directors at Somague Ambiente SGPS S.A., a water treatment and supply company in Portugal, and from 1994 to 2004 he was a Director at Somague Engineering S.A., an engineering and construction company in Portugal, and was responsible for civil works negotiations. He holds a Degree in Engineering from the Instituto Superior Técnico of Lisbon. We believe Mr. Teixeira Wahnon is well-qualified to serve as a director due to his experience in the green energy space, his extensive knowledge of the Fusion Fuel business and his broad network of contacts in the renewable energy business and industry in Europe, the Middle East, Northern Africa, and the United States.

Zachary Steele is Co-Head of Fusion Fuel´s Executive Committee and became Group Co-Head of Americas and Co-President of Fusion Fuel USA as of January 1, 2022. Mr. Steele is an experienced energy entrepreneur and senior executive who has founded, led, and sold multiple energy infrastructure companies over the course of his 16-year career. Prior to joining Fusion Fuel, he served as Vice Chairman and CEO of Cedar LNG, a US$2.4 billion floating LNG project located in British Columbia. Zach brings significant leadership and commercial expertise overseeing complex projects and businesses throughout the energy markets, including the solar, biofuels, and LNG markets. Mr. Steele is a board member of the Canadian American Business Council Entrepreneurial Circle and is based in the United States. We believe Mr. Steele is well qualified to serve given his experience in developing projects in the Americas and in having led several successful company creations and subsequent transactions.

André Antunes became Chief Production Officer as well as member of the Executive Committee on August 1, 2021. Mr. Antunes has more than 15 years of experience in different industries as automotive, metallurgic, tobacco and FMCG, and proven success in manufacturing and production, quality assurance and leadership. Before joining Fusion Fuel, S.A., and since 2020, Mr. Antunes was the Operations Manager in a Unilever Factory in Portugal. From 2011 until 2020 worked in Tabaqueira, S.A., a Philip Morris International affiliate, where he joined as a Production Supervisor, holding different roles such as Strategic Planner, Continuous Improvement Leader, Production Business Unit Manager, Production Secondary area Manager and Site Production Manager. From 2006 until 2011 he was the Operations Manager in Farame, S.A., a metallurgic company. From 2002 until 2006 held different roles in Automotive Industry in 3 different Companies, such as Toyota - Salvador Caetano, PSA - Mangualde Plant and GM - Azambuja plant, holding different roles in Quality and Production. Mr. Antunes holds a degree in Industrial Engineering and Management in University of Aveiro, a Post-Graduation in Management in New University of Lisbon and a Lean Six Sigma Black Belt degree from Lean Six Sigma Company. We believe Mr. Antunes is well qualified to serve as Chief Production Officer due to his experience in establishing, running, and continuously improving large scale production facilities.

David Lovell became Chief Executive Officer of Fusion Fuel Australia as well as member of the Executive Committee on November 1, 2021. Mr. Lovell is a senior executive with over 30 years of experience in the finance, investment banking and construction industries having held many senior roles including at the Bank of Tokyo, Transfield Holdings, Leighton Contractors (now CIMIC) and Origin Energy. He brings significant commercial and financial expertise in relation to major landmark infrastructure projects, including PPPs and privatized infrastructure, across a wide range of industry sectors including power and renewable energy. David is based in Sydney, Australia. Mr. Lovell holds a Bachelor of Financial Administration, Diploma of Economic Statistics and Master of Economics from the University of New England and Master of Business Administration from University of Melbourne. He is also a graduate member of the Australian Institute of Company Directors (GAICD). We believe Mr. Lovell is well qualified to serve as a CEO of Fusion Fuel Australia due to his experience in the energy sector in Australia.

Jason Baran became Co-Head of Americas of Parent and Co-President of Fusion Fuel USA as well as member of the Executive Committee on January 1, 2022. Mr. Baran is an operating and finance executive with extensive strategy, M&A, business development, and capital raising experience. Prior to joining Fusion Fuel, he served as a Board Member and CFO of Cedar LNG, a US$2.4 billion floating LNG project located in British Columbia. Jason presents significant experience with development-stage assets and developing commercial strategies and contracts to support investment objectives. Mr. Baran holds a Bachelor of Arts in Economics from Davidson College and is based in the United States. We believe Mr. Baran is well qualified to serve as Co-Head of Americas of Parent and Co-President of Fusion Fuel USA due to his regional knowledge and experience in complex deal and transaction structuring.

Mario Garma became Head of EMEA as well as member of the Executive Committee on October 18, 2021. Mr. Garma has more than 17 years of experience in the industrial gases industry at Air Products. During his tenure, worked has focused primarily on strategic planning, operations and energy management, and production process improvement. While at Air Products, Mr. Garma held several roles, most recently as Head of Development of Strategic Infrastructure for Green Hydrogen for Southern Europe and previously was Production and Energy Manager for Southern Europe, Process Engineer, as well as Asset Development Manager where he led the infrastructure development process for entry into the Moroccan market. We believe Mr. Garma is well qualified to serve as Head of EMEA due to his experience in the development, construction, and operation of gas plants in Europe.

Parent’s board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office for the first class of directors, consisting of Rune Magnus Lundetrae and Alla Jezmir, will expire at Parent’s annual general meeting of shareholders in 2022. The term of office for the second class of directors, consisting of Jeffrey E. Schwarz, João Teixeira Wahnon, and Jaime Silva, will expire at Parent’s annual general meeting of shareholders in 2023. The term of office for the third class of directors, consisting of Frederico Figueira de Chaves and Theresa Jester, will expire at Parent’s annual general meeting of shareholders in 2024.

B. Compensation

Executive Officer Compensation

The aggregate amount of compensation paid by Fusion Fuel to its Executive Officers named above in fiscal 2021 was €0.9 million. Each Executive Officer currently receives a total of €180,000 of gross fixed annual compensation plus certain short- and long-term benefits. The benefits issued by Fusion Fuel are dictated by the country of residence of each Executive Officer.

For further details of share-based remuneration that have been granted to the Company’s employees, including the Executive Committee Members, see “Item 10. Additional Information—Options to Purchase Securities from Registrant,” as well as Note 8 to the consolidated financial statements included herein.

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

Non-executive Director Compensation

Each of the non-executive directors of Parent have a contract with Parent that provides for annual cash compensation of €25,000. The chairman of the audit committee receives an additional €10,000 annual cash compensation for such service, and the chairman of the board of directors receives an additional €25,000 annual cash compensation for such service. The cash compensation is payable quarterly in advance to Parent’s non-executive directors, and eligibility for equity compensation through the Plan; provided that, while any member of the board of directors is also an executive officer, such individual is not eligible for any such non-executive compensation in addition to his or her executive compensation, which will be determined by the compensation committee of the board.

Separately, each non-executive member of the board of directors of Parent is granted a total of 15,000 restricted Class A Ordinary Shares for every three-year term of service on the board of directors, which shall be issued at such time as the Board may notify the directors in writing. Such shares are subject to a lock-up, with the transfer restrictions expiring at the rate of 5,000 shares per year. Parent issues such shares from the 2021 Equity Incentive Plan (“the Plan”). Prior to the Plan’s adoption, Parent irrevocably committed to issue an aggregate of 40,000 shares to its non-executive directors as compensation for their service to Parent as follows: the directors whose term expired at Parent’s annual general meeting in 2021 were granted the right to receive 5,000 shares on completion of a vesting period which shall not be subject to any lock-up; the directors whose term expires at Parent’s annual general meeting to be held in 2022 were granted the right to receive 10,000 shares on completion of a vesting period, 5,000 of which not subject to any lock-up and 5,000 of which subject to a lock-up that expired at Parent’s annual general meeting held in 2021; the directors whose term expires at Parent’s annual general meeting to be held in 2023, were granted the right to receive 15,000 shares on completion of a vesting period, 5,000 of which not subject to any lock-up, 5,000 of which subject to a lock-up that expired at Parent’s annual general meeting held in 2021, and 5,000 of which subject to a lock-up that expires at Parent’s annual general meeting held in 2022. Parent subsequently irrevocably committed to issue 15,000 shares to the non-executive directors whose term expires at Parent’s annual general meeting to be held in 2024. Such directors were granted the right to receive 15,000 shares on completion of a vesting period, 5,000 of which shall not be subject to any lock-up, 5,000 of which will be subject to a lock-up that expires at Parent’s annual general meeting held in 2022, and 5,000 of which will be subject to a lock-up that expires at Parent’s annual general meeting held in 2023.

During the year ended December 31, 2021, the compensation committee undertook a review of the compensation rates in place for the non-executive directors. Based on such review, the Board adopted following changes to the compensation amounts for fiscal 2022 and for future periods for their service on Parent’s board:

●	each non-executive director of Parent will earn annual cash compensation of $50,000 and receive equity awards under the Plan of $75,000.

●	the chair of the board of directors will receive an additional $50,000 annual cash compensation and receive equity awards under the Plan of $150,000.

●	the chair of the audit committee will receive an additional $25,000 annual cash compensation and receive equity awards under the Plan of $100,000.

●	the chair of the compensation committee will receive an additional $12,500 and receive equity awards under the Plan of $87,500.

All share-based compensation will have a grant date of January 1st for any given year with the equity instruments vesting quarterly in advance. The equity instruments will have a seven-year duration with an exercise price equal to the volume weighted average price for Fusion Fuel’s stock for the month of the prior December. The black-scholes option pricing model will be used to determine the number of equity instruments granted to each director.

C. Board Practices

Director Term of Office

Parent’s board of directors has three classes of directors with staggered terms, with each director serving for up to three years until his or her successor is designated and qualified. During such term, our shareholders will have no power to remove directors without cause. The directors have been assigned classes as follows:

Rune Magnus Lundetrae	Class I
Alla Jezmir	Class I
Jeffrey E. Schwarz	Class II
João Teixeira Wahnon	Class II
Jaime Silva	Class II
Frederico Figueira de Chaves	Class III
Theresa Jester	Class III

Independence of Directors

As a result of its securities being listed on Nasdaq following consummation of the Transactions, Parent adheres to the rules of Nasdaq in determining whether a director is independent. The board of directors of Parent has consulted, and will consult, with its counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The listing standards of Nasdaq define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The parties have determined that Messrs. Schwarz, Lundetrae, and Mss. Jezmir and Jester are independent directors. Parent’s independent directors have regularly scheduled meetings at which only independent directors are present.

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

Board Committees

We have separate standing audit, nominating and compensation committees.

Audit Committee Information

In connection with the consummation of the Transactions, Parent established an audit committee of the board of directors which consists of Ms. Jezmir, Mr. Lundetrae, Ms. Jester, and Mr. Schwarz (ex officio), each of whom is independent under the applicable Nasdaq listing standards. The audit committee adopted a written charter on December 4, 2020, which has been posted to Parent’s website at ir.fusion-fuel.eu/corporate-governance/governance-documents. The purpose of the audit committee is, among other things, to assist the Board in its oversight responsibilities relating to appointing, retaining, setting compensation of, and supervising Parent’s independent accountants, reviewing the results and scope of the audit and other accounting related services and reviewing Parent’s accounting practices and systems of internal accounting and disclosure controls.

Financial Experts on Audit Committee

The audit committee is and will at all times be composed exclusively of “independent directors,” as defined for audit committee members under the exchange listing standards and the rules and regulations of the SEC, who are “financially literate.” “Financially literate” generally means being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, Parent is required to certify to Nasdaq that the audit committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Mr. Lundetrae serves as the audit committee financial expert.

Nominating Committee Information

In connection with the consummation of the Transactions, Parent established a nominating committee of the board of directors comprised of Mss. Jezmir and Jester and Messrs. Lundetrae, and Schwarz (ex officio). Each member of the nominating committee is independent under the applicable listing standards. The nominating committee adopted a written charter on December 4, 2020, which has been posted to Parent’s website at ir.fusion-fuel.eu/corporate-governance/governance-documents. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on Parent’s board of directors.

Guidelines for Selecting Director Nominees

The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in the nominating committee charter, generally provide that persons to be nominated:

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

The nominating committee considers a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on Parent’s board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee will not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee Information

In connection with the consummation of the Transactions, Parent established a compensation committee of the board of directors. The compensation committee consists of Ms. Jezmir and Jester and Messrs. Lundetrae, and Schwarz (ex officio), each of whom is independent under the applicable Nasdaq listing standards. The compensation committee adopted a written charter on December 4, 2020, which has been posted to Parent’s website at ir.fusion-fuel.eu/corporate-governance/governance-documents. The purpose of the compensation committee is to facilitate the Board’s discharge of its responsibilities relating to reviewing and approving compensation paid to Parent’s officers and directors and administering Parent’s incentive compensation plans, including authority to make and modify awards under such plans.

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

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership based on 10,998,722 Class A Ordinary Shares outstanding and 2,125,000 Class B Ordinary Shares outstanding as of April 28, 2022, based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

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

Name and Address of Beneficial Owner (1)	Class A Shares	% of Class A Shares	Class B Shares	% of Class B Shares	% Total Voting Power
Officers and Directors
Jeffrey Schwarz (2)	1,572,819	13.21%	—	0.00%	11.98%
Rune Magnus Lundetrae (3)	37,004	*	—	0.00%	*
Alla Jezmir (4)	18,234	*	—	0.00%	*
Theresa Jester (5)	13,234	*	—	0.00%	*
João Teixeira Wahnon (6)	166,599	1.49%	80,750	3.80%	1.27%
Frederico Figueira de Chaves (7)	433,444	3.80%	206,125	9.70%	3.30%
Jaime Silva (8)	332,250	2.93%	163,625	7.70%	2.53%
All	2,573,484	22.05%	450,500	21.20%	18.99%

Greater than 5% Shareholders
Negordy Investments, S.A. (9)	3,187,500	22.47%	1,593,750	75%	22.68%
Jeffrey Schwarz Children’s Trust (10)	587,041	5.13%	—	0.00%	4,47%
Wendy Schwarz (11)	791,989	6.82%	—	0.00%	6.03%
FalcFive, LDA (12)	730,000	6.22%	80,750	3.80%	5.56%
BNP Paribas Asset Management UK Ltd. (13)	1,299,186	9.90%	—	0.00%	9.90%
MAK Capital Fund LP (14)	3,099,322	25.7%	—	0.00%	23.62%

*	Less than 1%.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Fusion Fuel Green PLC, 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

(2)	Includes 910,892 Class A Ordinary Shares underlying Warrants and 22,686 options currently exercisable into Class A Ordinary Shares. Does not include shares held by Wendy Schwarz, Benjamin Schwarz, or the Jeffrey Schwarz Children’s Trust, a trust for the benefit of Mr. Schwarz’s children, because Mr. Schwarz has neither voting nor investment power over such shares. Mr. Schwarz disclaims beneficial ownership over such shares except to the extent of his pecuniary interest therein.

(3)	Includes 15,124 Class A Ordinary Shares issuable upon exercise of currently exercisable options.

(4)	Includes 13,234 Class A Ordinary Shares issuable upon exercise of currently exercisable options.

(5)	Includes 13,234 Class A Ordinary Shares issuable upon exercise of currently exercisable options.

(6)	Represents securities held by Numberbubble, S.A., an entity controlled by Mr. Teixeira Wahnon. Mr. Teixeira Wahnon disclaims beneficial interest of such securities except to the extent of his pecuniary interest therein. Includes 80,750 Class A Ordinary Shares underlying Warrants and 80,750 Class A Ordinary Shares issuable upon the conversion of Class B Ordinary Shares.

(7)	Represents securities held by Key Family Holding Investimentos e Consultoria de Gestão, Lda. (“KFH”), an entity jointly owned and controlled by Mr. Figueira de Chaves and his brother. Mr. Figueira de Chaves disclaims beneficial interest of such securities except to the extent of his pecuniary interest therein. Includes 206,125 Class A Ordinary Shares underlying Warrants and 206,125 Class A Ordinary Shares issuable upon the conversion of Class B Ordinary Shares.

(8)	Represents securities held by Magno Efeito, S.A., an entity jointly controlled by Mr. Silva and Márcia Vicente, Mr. Silva’s wife. Mr. Silva disclaims beneficial interest of such securities except to the extent of his pecuniary interest therein. Includes 163,625 Class A Ordinary Shares underlying Warrants and 163,625 Class A Ordinary Shares issuable upon the conversion of Class B Ordinary Shares.

(9)	Represents securities held by Negordy Investments, S.A. There are four shareholders of Negordy Investments, S.A., none of which has voting or dispositive control over the securities held thereby. The voting and dispositive decisions regarding the portfolio securities of Negordy Investments, S.A. require unanimous approval of shareholders of Negordy Investments , S.A. The business address of Negordy Investments , S.A. is Rua da Fábrica S/N, Almargem do Bispo, Portugal. Includes 1,593,750 Class A Ordinary Shares underlying Warrants and 1,593,750 Class A Ordinary Shares issuable upon the conversion of Class B Ordinary Shares.

(10)	The business address of the Jeffrey Schwarz Children’s Trust is 4142 Trenton Ave, Hollywood, FL 33026. Craig Frank is the trustee of the Jeffrey Schwarz Children’s Trust and holds voting and dispositive power over the securities held thereby. Mr. Frank disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. Includes 447,077 Class A Ordinary Shares underlying Warrants.

(11)	Includes 610,892 Class A Ordinary Shares underlying Warrants. Does not include shares held by Jeffrey Schwarz, Benjamin Schwarz, or the Jeffrey Schwarz Children’s Trust because Ms. Schwarz has neither voting nor investment power over such shares. Ms. Schwarz disclaims beneficial ownership over such shares except to the extent of her pecuniary interest therein.

(12)	Represents securities held by FalcFive, LDA, one of the founding shareholders of Negordy Investments, S.A. Includes 80,750 Class A Ordinary Shares underlying Warrants, 80,750 Class A Ordinary Shares issuable upon the conversion of Class B Ordinary Shares, 284,250 Class A Ordinary Shares and 284,250 Warrants which may be issued upon satisfaction of the earnout criteria in the Business Combination Agreement.

(13)	The principal business address of BNP Paribas Asset Management UK Ltd. is 5 Aldermanbury Square, London, Ex2V 7BP, United Kingdom. Information derived from a Schedule 13G/A filed on January 28, 2022.

(14)	Includes 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants. The Class A Ordinary Shares and Warrants are held by MAK Capital Fund LP (“MAK Fund”), of which MAK Capital One LLC (“MAK Capital”) serves as investment manager. Mr. Michael A. Kaufman is the managing member of MAK Capital. The principal business address of MAK Capital Fund LP is c/o Wakefield Quin, Victoria Street, Bermuda. The principal business address of MAK Capital and Mr. Kaufman is 590 Madison Avenue, Suite 2401, New York, NY 10022. Information derived from a Schedule 13D/A filed on April 5, 2022.

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

Related Party Transactions

Some of the shareholders and founders of Negordy Investment, S.A. (“Negordy”) founded MagP, a company that produces, installs, operates and maintains proprietary solar CPV technology. MagP is the successor to the business of MagPower, a company also founded by some of the founders of Fusion Welcome. Negordy is a 71% shareholder of MagP, and the remaining 29% of MagP is owned by other parties unrelated to Negordy or Fusion Fuel Portugal.

Transactions with MagP

Fusion Fuel’s proprietary HEVO-Solar technology incorporates CPV solar technology components that are produced by MagP and have been produced by MagP (or its predecessor MagPower) for several years. The CPV technology produced by MagP has been used in solar CPV plants for over 10 years with excellent performance results, with failure rates of around 1% measured over a span of approximately ten years, which means that the trackers require very little maintenance and repair. MagP is the only supplier of CPV technology in Europe. By having this relationship with MagP, Fusion Fuel can avoid the lengthy and costly learning curve of establishing its own CPV production facilities that would be required of most other competitors in the industry and can focus on its core value-add of R&D and business development.

Fusion Fuel Portugal has three contracts with MagP that are or were, when effective, critical to its business: (1) the Production Agreements, (2) the provision of services agreement and (3) the Sub-Lease Agreement.

Under the Production Agreement, MagP guarantees to supply to Fusion Fuel all materials and installations for 1,100 Trackers over a 12-month period which commenced at the beginning of 2021. This contract was subsequently amended to reduce the annual commitment to 700 Trackers. The original contract entered into between MagP and Fusion Fuel had a total contract value of €25.8 million, included in which was a 10% down payment due on execution of the contract. The remaining value of the contract included milestone payments achieved on the completion of a defined quantity of Solar Concentrators, Receivers and Modules. In addition, 5% of the contract value is payable on supply of the 1,100 Trackers. This contract also set out the terms and conditions around the materials that would be used by MagP to assemble and install the Trackers. The contract stipulated that Fusion Fuel would purchase the materials and then transfer them to MagP for assembly and installation. Effective from January 1, 2022, this contract was amended to both reduce the quantity of Trackers to be supplied by MagP and to change the pricing. The quantity was reduced to 700 and the price for assembling the materials for each Tracker was agreed at €7,000 per Tracker. The yearly minimum commitment under this contract became €4.9 million as a result of these amendments. If Fusion Fuel requests MagP to postpone or delay production, the commitment to pay the full value of the minimum contract value remains. From January 1, 2021 through December 31, 2021, Fusion Fuel has incurred an aggregate of €4.6 million for services provided by MagP under the Production Agreement.

Fusion Fuel Portugal entered into two contracts with MagP regarding the development of its Evora project, one for each phase of the project. The contracts include the production and delivery of units to the hydrogen plant and the warranties related to these units. From January 1, 2021 through December 31, 2021, Fusion Fuel has incurred an aggregate of €2.8 million for services provided by MagP under the Evora Agreements.

The provision for services contract had an effective date of January 1, 2021. The following services are provided by MagP under this contract: purchasing & logistics, maintenance, general administrative services and certain research and development activities. The monthly fee charged by MagP under this contract is €35,150. On January 1, 2022, this contract was amended to reduce the level of services provided by MagP. The revised monthly fee charged under the amended contract is now €34,650.

In 2020, Fusion Fuel entered into an IP Transfer Agreement with MagP which transferred all intellectual property rights to the technology associated with the Trackers implemented in the HEVO-Solars. This provided Fusion Fuel with full ownership of the products created by MagP as described in the IP Transfer Agreement, and provides that MagP will do all work associated with adapting its CPV module, solar tracker and other components required for its technology to be compatible with Fusion Fuel’s proprietary HEVO-Solar technology. Under the IP Transfer Agreement, the total consideration to be paid by Fusion Fuel includes €1,000,000 for all rights to the technology to be paid in quarterly installments over one year, which commenced upon completion of the Transactions with the payment of the initial installment of €250,000, and a single payment of €900,000 for product and technology development costs, which was paid on the completion of the Transactions. Each such amount is subject to applicable VAT charges. Currently Fusion Fuel has the right to use such intellectual property but will not have full ownership of such intellectual property until all such payments are made. The first payments of €900,000 and first installment of €250,000, of this agreement were made in December of 2020. During 2021, Fusion Fuel made two subsequent payments of €250,000 each. The final payment of €250,000 remained unpaid at December 31, 2021.

Transactions with Negordy

On January 1, 2021, the Group entered into a sub-lease agreement with Negordy for space of 4,156 square meters of office, logistical, and industrial activities. Parking plots are also included. The sub-lease has an initial term of five years, with automatic renewal for additional terms of five years until either party notifies the other party of its intention not to renew. Either party can choose to terminate the agreement after 12 months once adequate communication is provided to the other party. The monthly rent determined by the sub-lease is fixed at €0.02 million.

Related Party Loans

During the year, the Company made a payment of €38,253 on behalf of its Audit Committee Chair, Rune Lundetrae. At December 31, 2021, this amount remained outstanding. A payment plan has been agreed with Mr. Lundetrae and the outstanding balance is expected to be fully settled during 2022.

During the year, the Company made a payment of €21,409 on behalf of its Board of Directors Chair, Jeffrey Schwarz. This amount was repaid in full by December 31, 2021.

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

Certain Fusion Fuel Shareholders who formerly held Class A shares of Fusion Fuel Portugal also have the right to receive their pro rata portion of up to an aggregate of 284,250 Class A Ordinary Shares and 284,250 Warrants upon the signing of agreements for the production and supply by Fusion Fuel Portugal or its affiliates of green hydrogen to certain purchasers (or, in the case of the first of such agreements, certain milestones with respect to performance under the agreement) prior to June 30, 2022. The total number of shares and warrants earnable for each such production agreement will be equal to twenty percent of the net present value of the agreement divided by €10.73, representing the aggregate agreed value of one Class A Ordinary Share and one Warrant.

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

On December 31, 2021, Parent, Fusion Welcome, and certain Fusion Fuel Shareholders (the “Forfeiting Shareholders”) constituting three of the four Fusion Fuel Shareholders entitled to contingent consideration under the Business Combination Agreement, entered into a Contingent Consideration Forfeiture Agreement (the “Forfeiture Agreement”), pursuant which the Forfeiting Shareholders agreed to forfeit their right to such contingent consideration. The forfeiture by the Forfeiting Shareholders pursuant to the Forfeiture Agreement has no effect on the fourth Fusion Fuel Shareholder, FalcFive, LDA, whose right to Contingent Consideration arising under the Business Combination Agreement remains in effect.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which Parent is determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by Parent, except that the lower applicable capital gains rate for qualified dividend income discussed above under ”— Taxation of Cash Distributions Paid on Parent Securities” generally would not apply.

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

I. Subsidiary Information

Not applicable.

J. Options to Purchase Securities from Registrant

During the third quarter of 2021, Parent announced the adoption of the Fusion Fuel Green plc 2021 Equity Incentive Plan (the “Plan”). The purpose of the Plan is to provide Parent with the flexibility to issue share-based awards as part of an overall compensation package to attract and retain qualified personnel. Parent recorded share-based payment expenses of €0.2 million in 2021 related to the issuance of Restricted Share-Units (RSUs) to its directors, employees and consultants. The RSUs are estimated and measured at grant-date fair value and expensed through the income statement over their vesting period.

Parent believes its executive compensation program is designed to align compensation with Parent’s business objectives and the creation of shareholder value, while enabling Parent to attract, motivate and retain individuals who contribute to the long-term success of its business.

Under the Plan, six Executive Committee members were granted an aggregate of 34,199 Restricted Share Units (RSUs) during 2021. 15,000 of these RSUs vested on the grant date with 19,199 remaining unvested at December 31, 2021.

On January 3, 2022, the Company announced that under the Plan, its Board of Directors approved an award of options for five of its senior managers. With regard to each senior manager, the award comprises three elements:

●	A grant of an option to purchase 200,000 Class A Ordinary Shares to vest over a three-year period having an exercise price of $10.50 per share.

●	A grant of an option to purchase an additional 200,000 Class A Ordinary Shares to vest upon Fusion Fuel’s share price closing at or above $18.00 during twenty trading days out of any thirty consecutive trading day period having an exercise price of $10.50 per share.

●	Eligibility to receive an option to purchase up to an additional 50,000 Class A Ordinary Shares for each of calendar years 2022, 2023, and 2024, each to be granted based on individual performance at the discretion of the Compensation Committee of the Board having an exercise price equal to the average last sales price of the Class A Ordinary Shares over the five (5) consecutive trading day period ending on the date of grant, but in no event to be lower than $10.50 per share.

All options granted will expire on December 31, 2028.

No expense has been included in the share-based payment expense in the income statement relating to these options given the grant date was determined to be January 3, 2022.

The senior managers, all members of the Executive Committee, included in the option grant are Frederico Figueira de Chaves, Chief Financial Officer; Jaime Silva, Chief Technology Officer; Joao Teixeira Wahnon, Chief of Business Development; and Jason Baran and Zach Steele, the recently hired Co-Presidents of Fusion Fuel USA.

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

None.

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

Based on the foregoing, our principal executive officer and principal financial officer have concluded that as of December 31, 2021, our disclosure controls and procedures were not effective as a result of the material weakness in our internal control over financial reporting described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Under the supervision and with the participation of management, including our principal executive and principal financial officers, we evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, based on criteria for effective internal control over financial reporting established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2021, due to the material weakness described below.

A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis.

Our management previously identified a material weakness in our internal control over financial reporting primarily related to (i) clearly defined control processes, roles and segregation of duties and sufficient financial reporting and accounting personnel within our business processes to ensure appropriate financial reporting, and (ii) the design and operating effectiveness of IT general controls for information systems that are significant to the preparation of our consolidated financial statements. We have worked to remediate these material weaknesses and other deficiencies. We re-designed key processes and included significant measures to develop an effective internal control over financial reporting. In implementing these processes, we have engaged the assistance of external advisors with expertise in these matters. Additionally, we have and continue to train our accounting and finance staff and hired financial reporting personnel to develop and implement appropriate internal controls and reporting procedures. These remediation measures, which continue as of December 31, 2021 have been time consuming and costly and there is no assurance that these initiatives will remediate all issues. This material weakness resulted in material misstatements that have been corrected for in the financial statements.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as such report is not required for emerging growth companies.

 Changes in Internal Control over Financial Reporting

Except for as noted above, there were no changes in our internal control over financial reporting during the year ended December 31, 2021 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. Lundetrae, who is an independent director, qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm for the years ended December 31, 2021 and December 31, 2020 was KPMG, Dublin, Ireland (Audit firm ID: 1116). Our audit committee of the board of directors pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement with respect to such services.

	12 Months Ended December 31, 2021	12 Months Ended December 31, 2020
KPMG
Audit Fees (1)	€245,000	€175,000
Taxation Fees	€-	€-
Other	€-	€-
Total	€245,000	€175,000

Marcum LLP
Audit Fees	€-	€83,501
Taxation Fees	€-	€-
Other	€-	€-
Total	€-	€83,501

(1)	Audit Fees” consist of fees billed for professional services performed by KPMG for the audit of our annual financial statements, the review of interim financial information, and related services that are normally provided in connection with our public offerings and registration statements on Form F-3.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this Annual Report, “Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Our Audited Annual Consolidated Financial Statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit No.	Description	Included	Form	Filing Date
2.1	Amended and Restated Business Combination Agreement.	By Reference	F-4/A	November 5, 2020
3.1	Memorandum and Articles of Association of Fusion Fuel Green plc.	By Reference	20FR12B	December 17, 2020
4.1	Specimen Class A Ordinary Share Certificate of Fusion Fuel Green plc.	By Reference	F-4/A	October 9, 2020
4.2	Specimen Warrant Certificate of Fusion Fuel Green plc.	By Reference	F-4/A	October 9, 2020
4.3.1	Novation Agreement between HL Acquisitions Corp., Fusion Fuel Green plc, and Continental Stock Transfer & Trust Company.	By Reference	20FR12B	December 17, 2020
4.3.2	Amended and Restated Warrant Agreement between Fusion Fuel Green plc and Continental Stock Transfer & Trust Company.	By Reference	20FR12B	December 17, 2020
4.4	Description of Securities	Herewith	--	--
10.1	Form of Indemnification Agreement with Fusion Fuel Green plc’s directors and executive officers.	By Reference	F-4/A	November 5, 2020
10.2	Form of Managing Agreement between Fusion Welcome – Fuel, S.A. and its executive officers.	By Reference	F-4	August 12, 2020
10.3	Amended and Restated Stock Escrow Agreement between HL Acquisitions Corp., Fusion Fuel Green plc, certain former shareholders of HL Acquisitions Corp., and Continental Stock Transfer & Trust Company, dated December 10, 2020.	By Reference	20FR12B	December 17, 2020
10.4	Amended and Restated Registration Rights Agreement between HL Acquisitions Corp., Fusion Fuel Green plc, certain former shareholders of HL Acquisitions Corp., EarlyBirdCapital, Inc., and certain former shareholders of Fusion Welcome – Fuel, S.A., dated December 10, 2020.	By Reference	20FR12B	December 17, 2020
10.5	Indemnification Escrow Agreement between Fusion Fuel Green plc, Fusion Welcome – Fuel, S.A., Fusion Welcome, S.A., HL Acquisitions Corp., Jeffrey Schwarz, and Continental Stock Transfer & Trust Company, dated December 10, 2020.	By Reference	20FR12B	December 17, 2020
10.6	English Translation of Contract of Disposal of Intellectual Property between Fusion Welcome – Fuel, S.A. and MagP Invocao, S.A., dated September 13, 2018.	By Reference	F-4/A	September 21, 2020
10.7	English Translation of Amendment to Contract of Disposal of Intellectual Property, between Fusion Welcome – Fuel, S.A. and MagP Invocao, S.A., dated May 22, 2020.	By Reference	F-4/A	October 9, 2020
10.8	English Translation of Production Capacity Reservation, between Fusion Welcome – Fuel, S.A. and MagP Invocao, S.A., dated June 1, 2020.	By Reference	F-4/A	September 21, 2020
10.9	Sub-Lease Agreement, between Fusion Welcome – Fuel, S.A. and MagP Invocao, S.A., dated September 25, 2020.	By Reference	F-4/A	October 9, 2020
10.10	Special Eligibility Agreement for Securities, dated as of December 10, 2020, among the Depository Trust Company, Cede & Co., National Securities Clearing Corporation, Fusion Fuel Green plc, and Continental Stock Transfer & Trust Company.	By Reference	F-4/A	November 5, 2020

10.10	Form of Subscription Agreement of Fusion Fuel Green plc.	By Reference	F-4/A	October 9, 2020
10.11	Form of Non-Executive Director Appointment Letter.	By Reference	F-4/A	October 29, 2020
10.12	Employment Agreement between Fusion Fuel Green plc, Fusion Fuel USA, Inc., and Zachary Steele	By Reference	6-K	January 3, 2021
10.13	Employment Agreement between Fusion Fuel Green plc, Fusion Fuel USA, Inc., and Jason Baran	By Reference	6-K	January 3, 2021
10.14	Contingent Consideration Termination Agreement between Fusion Fuel Green plc, Fusion Welcome – Fuel, S.A., and certain shareholders of Fusion Welcome – Fuel, S.A.	By Reference	6-K	January 3, 2021
21.1	List of Subsidiaries.	Herewith	--	--
31.1	Certification of Principal Executive, Financial, and Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Herewith	--	--
32.1	Certification of Principal Executive, Financial, and Accounting Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Herewith	--	--
99.1	List of Relevant Territories for the Purposes of Irish Dividend Withholding Tax	Herewith	--	--

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Management compensation contract, plan or arrangement.

**	Certain provisions of this exhibit have been omitted, as such provisions (i) are not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Estoril, Portugal on the 2nd day of May, 2022.

FUSION FUEL GREEN PLC

By:	/s/ Frederico Figueira de Chaves
Name:	Frederico Figueira de Chaves
Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Fusion Fuel Green plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Fusion Fuel Green plc and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Dublin, Ireland

April 29, 2022

FUSION FUEL GREEN PLC

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

ITEM 18. FINANCIAL STATEMENTS

Consolidated statement of financial position

		As at December 31,
	Note	2021	2020
		€’000	€’000
Non-current assets
Intangible assets	13	3,847	2,203
Property, plant and equipment	14	18,111	6
Total non-current assets		21,958	2,209

Current assets
Inventory	10	3,685	—
Prepayments and other receivables	16	8,472	2,206
Financial asset investments at fair value through profit or loss	15	27,453	—
Cash and cash equivalents		7,681	58,007
Total current assets		47,291	60,213

Total assets		69,249	62,422

Non-current liabilities
Trade and other payables – lease liability	9	411	—
Total non-current liabilities		411	—

Current liabilities
Trade and other payables	17	2,877	1,777
Derivative financial instruments - warrants	19	15,271	52,932
Accrued expenses		1,178	349
Total current liabilities		19,326	55,058

Total liabilities		19,737	55,058

Net assets		49,512	7,364

Equity
Share capital	18	2	1
Share premium		213,477	194,053
Share-based payments reserve		463	1,438
Retained earnings		(164,430)	(188,128)
Total equity		49,512	7,364

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated statement of profit or loss and other comprehensive income

		For the years ended December 31,
	Note	2021	2020	2019
		€’000	€’000	€’000
Operating expenses
Administration expenses	5	(7,692)	(3,350)	(2)
Share-based payment credit/ (expense)	8	841	(1,438)	—
Operating loss		(6,851)	(4,788)	(2)

Net finance income
Finance income	6	2,713	2	—
Finance costs	6	(23)	(677)	—
Listing expenses	7	—	(177,146)	—
Fair value movement on derivatives	19	28,354	(521)	—
Net finance income/ (costs)		31,044	(178,342)

Share of losses of equity-accounted investees	12	(629)	—	—

Profit/ (loss) before tax		23,564	(183,130)	(2)
Income tax expense	11	—	—	—
Total comprehensive income/ (loss) for the year		23,564	(183,130)	(2)

Basic earnings/ (loss) per share	21	1.80	(68.53)	0.00

Diluted earnings/ (loss) per share	21	1.79	(68.53)	0.00

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated statement of changes in equity

For the year ended December 31, 2021

	Number of shares outstanding	Share capital	Share premium	Share-based payment reserve	Retained earnings	Total
		€’000	€’000	€’000	€’000	€’000

Balance at January 1, 2019	2,125,000	—	3	—	—	3
Loss during the year	—	—	—	—	(2)	(2)
Balance at December 31, 2019	2,125,000	—	3	—	(2)	1

Balance at January 1, 2020	2,125,000	—	3	—	(2)	1
Loss during the year	—	—			(183,130)	(183,130)
Issue of share capital:
HL Acquisition Transaction	7,033,356	1	139,027	—	(3,566)	135,462
PIPE Financing	2,450,000	—	48,429	—	(1,430)	46,999
Exercise of warrants	445,861	—	4,178	—	—	4,178
Derecognition of warrant liability on exercise	—	—	2,416	—	—	2,416
Share based payments:
Equity-settled share-based compensation	—	—	—	1,438	—	1,438

Balance at December 31, 2020	12,054,217	1	194,053	1,438	(188,128)	7,364

Balance at January 1, 2021	12,054,217	1	194,053	1,438	(188,128)	7,364
Profit during the year	—	—	—	—	23,564	23,564
Total comprehensive income for the year	—	—	—	—	23,564	23,564

Issue of share capital:
Vesting of shares	10,000	—	—	(134)	134	—
Exercise of warrants	1,059,506	1	10,050	—	—	10,051
Derecognition of warrant liability on exercise	—	—	9,374	—	—	9,374
Share based payments:
Equity-settled share-based compensation	—	—	—	(841)	—	(841)
Balance at December 31, 2021	13,123,723	2	213,477	463	(164,430)	49,512

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated statement of cash flows

	For the years ended December 31
	2021	2020	2019
	€’000	€’000	€’000
Cash flows from operating activities
Net profit/ (loss) for the year	23,564	(183,130)	(2)
Adjusted for:
Share listing expenses	—	177,146	—
Equity settled share-based payment transactions	(841)	1,438	—
Fair value movement in warrants	(28,354)	521	—
Depreciation and amortization	351	—	—
Net finance income	(2,690)	675	—
Share of losses of equity-accounted investee	629
Total Adjusted	(7,341)	(3,350)	(2)
Changes in working capital:
(Increase) in receivables	(5,218)	(2,204)	—
(Increase) in inventories	(3,685)	—	—
Increase in payables and accruals	1,588	1,374	1
Interest and similar expenses	—	(8)	—
Net cash used by operating activities	(14,656)	(4,188)	(1)

Cash flows from investing activities
Payment for intellectual property from 2020 business combination	(500)	(1,150)	—
Purchase of property, plant and equipment	(16,615)	—	—
Development expenditure	(1,630)	(294)	(15)
Purchase of intangible assets – other	(19)		—
Purchase of financial assets	(44,328)	—	—
Proceeds from realisation of financial assets	18,224	—	—
Investment in equity-accounted investees	(629)	—	—
Net cash used in investing activities	(45,497)	(1,444)	(15)

Cash flows from financing activities
Proceeds from issuance of shares	—	65,138	3
Transaction costs deducted from equity	—	(4,996)	—
Proceeds from warrants exercised	10,051	4,178	—
Payment of lease liabilities	(470)	—	—
Shareholder loan (repayment) / proceeds	—	(14)	14
Net cash provided by financing activities	9,581	64,306	17

Net (decrease)/increase in cash and cash equivalents	(50,572)	58,674	—
Cash and cash equivalents at beginning of year	58,007	—	—
Effects of movements in exchange rates on cash held	245	(667)	—
Cash and cash equivalents at end of year	7,681	58,007	—

Non-cash investing activities:
Purchase of intellectual property included in trade and other payables	—	750	—
Purchase of property, plant and equipment included in trade and other payables	725	—	—

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the consolidated financial statements.

1.	Business activity

Fusion Fuel Green Public Limited Company (the “Parent” or the “Company”) was incorporated in Ireland on April 3, 2020. The Company and its subsidiaries are collectively referred to as the “Group”. The registered office of the Company is 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland. The Company is domiciled in Ireland.

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

Company history

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

Prior to the merger discussed below, the Company was a newly-formed shell with no active trade or business, and all relevant assets, liabilities, income and expenses were borne by Fusion Fuel, the continuing entity in the merger. Therefore, the comparable consolidated financial statements as of December 31, 2019 and the year then ended were those of Fusion Fuel.

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

Because HL was not considered a business, the Transaction was not considered a business combination, and instead was accounted for as a reverse recapitalisation, whereby Fusion Fuel issued shares in exchange for the net assets of HL represented by cash, which had a value of approximately $54 million (approximately €44.4 million) upon closing of the Transaction, and its listed status. The excess of the fair value of the equity instruments issued by the Company over the identifiable net assets of HL represents payment for the listing status and was recorded as a listing expense in the income statement under IFRS 2 Share-based Payment. The Transaction completed on December 4, 2020 (the “acquisition date”).

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

The consolidated financial statements are prepared as a continuation of the financial statements of Fusion Fuel, the accounting acquirer, adjusted to reflect the legal capital structure of the legal parent/accounting acquiree (Fusion Fuel Green Public Limited Company). The equity in the comparative periods is that of Fusion Fuel, retroactively adjusted for the exchange ratio agreed in the Transaction. The comparative financial year included herein as of December 31, 2019 and the year then ended are operations of Fusion Fuel prior to the merger.

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

The additional consideration may be earned as follows:

●	40% upon signing of power purchase agreements (Hydrogen purchase agreements) with certain identified counterparties having an expected net present value of at least $61m

●	20% upon commencement of operations under one of these hydrogen purchase agreements

●	40% upon successfully completing 90 days of operations at 95% of planned capacity under one of these hydrogen agreements

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

New ventures

During 2021, the Group increased its global footprint by entering into a joint venture agreement in Spain and incorporating entities in Australia and the United States. In July 2021, the Company entered into a new 50/50 joint venture through Fusion Fuel Spain S.L. (“FFS” or the “JV”) with two unrelated parties to source, promote and develop projects in the green hydrogen sector using the Company’s solar green hydrogen technology. Under the terms of the JV, the three parties contributed combined equity of €3,000. In addition, the Company has agreed to fund a non-recourse five-year participating loan to the JV to finance its growth and working capital. Repayment of the loan will come solely from successful operating cash flows of FFS.

2.	Basis of preparation and significant accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (“IFRS”) as adopted by the EU (“IFRS as adopted by the EU”), which are effective for the year ended and as at December 31, 2021. In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) (“IFRS as issued by the IASB”). These consolidated financial statements are presented in Euro, the functional and presentation currency of the Company. All financial information presented has been rounded to the nearest thousand, unless otherwise stated.

The consolidated financial statements have been prepared on the historical cost basis except for derivatives which have been measured at fair value and share based payments which have been measured at grant date fair value.

Reclassifications have been made, whenever necessary, to prior period financial statements to conform to the current period presentation for the years ended December 31, 2020 and 2019.

Basis of consolidation

Subsidiaries

The Group financial statements consolidate the financial statements of the Company and its subsidiaries up to December 31, 2021. A parent controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Loss of control

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related non-controlling interest (“NCI”) and other components of equity. Any resulting gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

Interests in equity-accounted investees

The Group’s interests in equity-accounted investees comprise interests in a joint venture.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries. The Group’s investment in its joint venture is accounted for using the equity method.

Under the equity method, the investment in a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Group’s share of net assets of the joint venture since the acquisition date.

The statement of profit or loss reflects the Group’s share of the results of operations of the joint venture. Any change in other comprehensive income (“OCI”) of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognised directly in the equity of the joint venture, the Group recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the interest in the joint venture.

The aggregate of the Group’s share of profit or loss of a joint venture is shown on the face of the statement of profit or loss outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the joint venture.

The financial statements of the joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognise an impairment loss on its investment in its joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, and then recognises the loss within ‘Share of profit of a joint venture’ in the statement of profit or loss.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated. Unrealised gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Functional currency

Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of Group companies at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognised in profit or loss and presented within finance costs.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into Euro at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into Euro at the exchange rates at the dates of the transactions. Foreign currency differences are recognised in OCI and accumulated in the translation reserve, except to the extent that the translation difference is allocated to NCI.

When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Going concern

In adopting the going concern basis in preparing the financial statements, the Directors have considered the Group’s cash on hand, its future cash generation projections and plans, together with factors likely to affect its future performance, as well as the Group’s principal risks and uncertainties.

As of December 31, 2021, the Group had €7.7 million of cash and cash equivalents and €27.5 million of short-term investments that have daily liquidity. The Group has experienced negative cash flows from operations since inception and the net cash used by operating activities was €14.7 million and €4.2 million for the year ended December 31, 2021 and 2020. The Group recorded a profit of €23.6 million during the year, of which €28.4 million related to non-cash fair value gains on its derivative financial instruments (Warrants). The Group had an accumulated deficit of €164.4 million at December 31, 2021.

Due to the phase of development of the Group, it expects to continue to incur negative cashflows in the medium term due to the ongoing investment required in the development of its technology. The Group expects to seek funding from investors or other finance providers as required.

During the year, the Group extended a participating loan to finance the growth and working capital needs of Fusion Fuel Spain S.L, an entity in which the Company has joint control. This loan facility has a term of five years and the maximum amount that can be drawn down is €2 million. As no amounts were drawn down under this facility during the year, its remains committed at December 31, 2021.

In February 2022, the Company announced that its wholly owned subsidiary, Fusion Fuel Portugal, S.A. secured nearly €10 million in grants for its industrial production facility in Benavente. Under this grant agreement, the funding is split into two components: direct financial support for eligible expenses, and tax credits available to the company over a period of several years.

During the year, the Company announced that its wholly owned subsidiary, Fusion Fuel Portugal, S.A. received approval from Portugal’s Operational Program for Sustainability and Efficient Use of Resources (POSEUR) for its proposed HEVO-Sul project in Sines, Portugal. The Portuguese government has allocated €40 million in direct grants for the POSEUR program, which aims to support the production of green hydrogen and other renewable gases, and Fusion Fuel will receive €4.3 million for the project, which has a total approximate investment value of €11.9 million. None of the grant conditions were met during the year which resulted in no claims being made under this grant agreement.

On February 22, 2022, the Company announced that it entered into an agreement with KEME Energy to install a green hydrogen production facility in Sines, Portugal. The project is expected to require a capital investment of €2.54 million. Grant funding of €1.3 million has been approved for this project under Portugal’s POSEUR program (this is distinct from the €4.3 million approved for HEVO-Sul, as above). No eligible costs were incurred during 2021 which resulted in no claims being made under this grant arrangement.

The Group believes that its cash and cash equivalents of €7.7 million and €27.4 million of short-term liquid investments at December 31, 2021 and the receipt of grant funding will provide sufficient liquidity to fund operations for at least one year after the date the financial statements are issued.

The Group plans to invest a portion of its available cash to expand its current production capacity and to fund strategic partnerships and capital projects. Future use of the Company’s funds is discretionary, and the Company believes that its future working capital, cash position and grant income will be sufficient to fund operations for one year after the date of the consolidated balance sheet and that there were no material uncertainties that may cast significant doubt on the Group’s ability to continue as a going concern.

For this reason, the Directors adopt the going concern basis in preparing the consolidated financial statements.

New standards or amendments

There were no new standards effective for the period commencing 1 January 2021 that had a material impact on the Group. A number of new standards, amendments to standards and interpretations are not yet effective for the period and have not yet been applied in preparing the consolidated financial statements. The Group is in the process of assessing the impact on the financial statements of these new standards and amendments. Management expects no material impact on the Group’s financial statements on adoption of these amendments.

New currently effective requirements:

Effective date	New standards or amendments
June 1, 2020	COVID-19-Related Rent Concessions (Amendment to IFRS 16)
January 1, 2021	Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)
April 1, 2021	COVID-19-Related Rent Concessions beyond June 30, 2021 (Amendment to IFRS 16)

Forthcoming requirements:

Effective date	New standards or amendments
January 1, 2022	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)
January 1, 2022	Annual Improvements to IFRS Standards 2018-2020
January 1, 2022	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)
January 1, 2022	Reference to the Conceptual Framework (Amendments to IFRS 3)
January 1, 2023	Classification of Liabilities as Current and Non-current (Amendments to IAS 1)
January 1, 2023	IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts
January 1, 2023	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
January 1, 2023	Definition of Accounting Estimates (Amendments to IAS 8)
January 1, 2023	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
Available for optional adoption/effective date deferred indefinitely	Sale or Contributions of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

Changes in significant accounting policies

There have been no material changes to the Group’s significant accounting policies, other than the introduction of an accounting policy for leases, investment in joint venture and inventory as compared to the significant accounting policies described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable under a residual value guarantee; and

●	the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets in ‘property, plant and equipment’ and lease liabilities in ‘trade and other payables’ in the statement of financial position.

The Group has elected not to recognise right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is based on invoiced price. Net realisable value is calculated as the estimated selling price arising in the ordinary course of business, net of estimated selling costs.

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

Trade and other payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost.

Current taxation

The current taxation charge is calculated at the amount expected to be recovered from or paid to the taxation authorities on the basis of the tax laws enacted or substantively enacted at the reporting date.

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

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Class A and Class B ordinary shares are classified as equity instruments. Incremental costs directly attributable to the issue of new ordinary shares are shown in equity as a deduction from equity, net of tax effects.

Derivative liabilities – warrants

Derivatives are initially recognised at their fair value on the date the derivative contract is entered into and transaction costs are expensed to profit or loss. The Company’s warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognised in profit or loss.

As the exercise price of the Company’s share purchase warrants is fixed in US dollars and the functional currency of the Company is the Euro, these warrants are considered a derivative, as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability. For warrants that are tradeable, fair value is determined using market price on the NASDAQ under the ticker HTOOW. All non-traded warrants became tradeable on December 10, 2021, the first anniversary of the issue date.

When a warrant is exercised, the derivative liability is then reclassified to share premium.

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

Share-based payment arrangements

The grant-date fair value of equity-settled share-based payments arrangements granted to employees and non-employees is generally recognised as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognised as an expense is adjusted to reflect the numbers of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognised is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes. For share-based payment awards that vest at the discretion of the board of directors, the fair value is determined at the reporting date until such time that there is a shared understanding of the vesting period

Treasury shares

Repurchase of the Company’s own equity instruments (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Financial instruments

Recognition and initial measurement

Receivables are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus transaction costs that are directly attributable to its acquisition or issue.

Financial assets at fair value through profit or loss (FVTPL)

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.

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

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred, or liabilities assumed) is recognized in profit or loss.

Prepayments and other receivables

Prepayments and other receivables are recognised initially at fair value and then carried at amortised cost less allowance for impairment. The company applies the IFRS 9 Financial Instruments simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for other receivables.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at bank and in hand, and short-term deposits with a maturity of three months or less. For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

Property, plant and equipment

Property, plant and equipment is included at cost less accumulated depreciation and/or accumulated impairment losses. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use. Depreciation is provided using the straight-line method to write off cost to residual value over the estimated useful life of the individual asset. Land is not depreciated and assets catagorised as being under construction are not depreciated until such time that they are in use. The following rates per annum are used:

Office and other equipment                   3-10 years

Leases                                                       Lease term

The carrying values of property, plant and equipment are reviewed for indicators of impairment at each reporting date or when events or changes in circumstances indicate the carrying value may not be recoverable (whichever is the earlier). If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash generating units are written down to their recoverable amount.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Intangible assets acquired in a business combination are measured on initial recognition at their fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortisation and/or any accumulated impairment losses.

Product development costs are not amortised until such time that they are in use after which it is expected they will be amortised over their estimated useful lives (three to five years). Amortisation is provided using the straight-line method to write off cost to residual value over the estimated useful life of the individual asset. The following rates per annum are used:

Software                                                    3 years

Intellectual property                                Indefinite useful life

Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is reflected in the income statement in the year in which the expenditure is incurred.

Expenditure on research activities is recognised in profit or loss as incurred.

Development expenditure is capitalised only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognised in the profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortisation and any accumulated impairment losses, unless the product development costs are still being used in product development in which case it is considered indefinite useful life.

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

3.	Significant accounting judgements, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, income taxes and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. These include but are not limited to:

Consideration of share-based payments – 2020 Earn-Out

The assessment of the number of instruments that could be issued under the 2020 Earn-Out requires management to perform a probability assessment when considering each of the three milestones that need to be achieved before instruments can be issued. Significant assumptions related to the 2020 Earn-Out are disclosed in note 8.

Intangible assets

At December 31, 2021, the Group is carrying intangible assets at an amount of €3.8 million (2020: €2.2 million). In accordance with IAS 36, Impairment of Assets, the directors assess the recoverability of intellectual property of €1.9 million (2020: €1.9 million) and product development costs of €1.9 million (2020: €0.3 million) annually as they are intangible assets with indefinite useful lives. The directors have prepared a discounted cash flow analysis to support their carrying value at December 31, 2021. These projections have been discounted based on the estimated discount rate applicable to the asset of 11.8% for 2021 (2020: 7%). In addition to the discount rate used, the Group’s revenue projections and operating margin are key drivers for valuation. The discount rate was determined by building up an appropriate Weighted Average Cost of Capital (WACC) for our business. The directors concluded that future cash flows exceed the carrying amount of intangible assets at December 31, 2021 and therefore there is no impairment. Please see note 13 for further information.

4.	Revenue

The Group intends to generate revenue primarily from entering into hydrogen purchase agreements with third parties. No revenue was generated during the current or previous years.

5.	Administration expenses

	2021	2020	2019
	€’000	€’000	€’000
Wages and salaries	2,970	122	—
Depreciation and amortization	351	—	—
Professional fees	1,397	2,742	—
Consulting fees	1,085	183	—
Other expenses	1,889	303	2
Administration expenses	7,692	3,350	2

6.	Finance costs/ income

	2021	2020
	€’000	€’000
Finance costs
Interest and similar expenses	23	10
Foreign exchange variances	—	667
Finance costs	23	677

Finance income
Foreign exchange variances	2,392	—
Interest receivable and similar income	—	2
Fair value gain on short-term investments	47	—
Other finance income	274	—
Finance income	2,713	2

7.	Listing expenses

As described in note 1, the Transaction led to a share listing expense. During the prior year, the Company issued shares and warrants with a fair value of €194.2 million to HL shareholders, comprised of the fair value of the Company’s shares that were issued to HL shareholders of $23.96 (€19.77) per share, as well as the fair value of the Company’s tradeable warrants of $8.11 (€6.69) and non-tradeable warrants of $7.71 (€6.36) per warrant (price of HL shares and warrants at the acquisition date). In exchange, the Company received the identifiable net assets held by HL Acquisitions, which had a fair value upon closing of €44.4 million. The excess of the fair value of the equity instruments issued over the fair value of the identified net assets received, represents a non-cash expense in accordance with IFRS 2. This one-time expense as a result of the Transaction, in the amount of €149.4 million, was recognised as a share listing expense presented as part of the financial result within the Consolidated Statement of Profit or Loss.

During the prior year, the Company also incurred share listing expenses of €27.7 million relating to the PIPE investors. Without the PIPE investors the Transaction would not have proceeded. The fair value of the equity instruments issued to the PIPE investors was €48.4 million. In exchange, the Company received cash of $25.0 million (€20.7 million). The excess of the fair value of equity instruments issued over the cash acquired of €27.7 million has also been recorded as a non-cash IFRS 2 expense.

Details of the share listing expenses that were recorded in 2020 are set out below: (Euros in thousands, except share and per share data). No such costs were incurred during 2021.

Description	Amount $	Amount €’000	Number of shares/ warrants
HL Transaction
(a) HL Ordinary Shares			7,033,356
(b) Closing price of HL Ordinary Shares on Nasdaq as at December 4, 2020	$23.96	€19.767
(c) Fair value of Company shares issued to HL shareholders (a*b)		€139,027
(d) Outstanding HL Warrants on December 4, 2020			8,250,000
(e) Closing price of HL Warrants on Nasdaq as at December 4, 2020
Tradeable warrants	$8.11	€6.691	7,139,108
Non-tradeable warrants	$7.71	€6.357	1,110,892
(f) Fair value of outstanding HL Warrants (d*e)		€54,827
Total fair value of HL Ordinary Shares and HL Warrants (c+f)		€193,854
HL’s identifiable net assets		€44,420
IFRS 2 Expense on the closing date		€149,434
PIPE Transaction
(a) PIPE Ordinary Shares			2,450,000
(b) Closing price of PIPE Ordinary Shares on Nasdaq as at December 4, 2020	$23.96	€19.767
(c) Fair value of Company shares issued to PIPE investors (a*b)		€48,429
PIPE’s identifiable net assets		€20,717
IFRS 2 Expense on the closing date		€27,712
Total IFRS 2 Expense		€177,146

Total cash proceeds received		€65,138
Expense of share issue		(€4,996)
Cash proceeds		€60,142

8.	Share-based payments

2020 Earn-Out

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

As these awards are dependent on future service being provided to the Company, the Company considered them to be service awards under IFRS 2 and classified both the expected share and warrant awards in equity with a corresponding compensation expense in the income statement. The shares and warrants expected to be awarded were estimated and measured at grant-date fair value and attributed to the income statement on a straight-line basis from the period from grant to expiration on June 30, 2022. As the award contains non-market performance conditions, the number of awards expected to be earned is then remeasured at each balance sheet date to reflect management’s current expectations.

At December 31, 2021, management performed an assessment of the equity instruments expected to be issued as part of the earn-out. Management considered the likelihood of achievement of each of the three milestones as required by the earn-out agreement.

While the pipeline of potential hydrogen purchase agreements under active negotiations continued, no hydrogen purchase agreements have been formally entered into as of the date of approval of these financial statements, April 28, 2022, and, accordingly, management believe it was unlikely to meet the milestones necessary to earn any of these awards.

As a result, the full amount of the IFRS 2 charge relating to the 2020 Earn-Out has been reversed as no instruments are expected to be issued.

Following completion of the above assessment, the full amount of the IFRS 2 charge relating to the 2020 Earn-Out has been reversed in full as no ordinary shares or warrants are expected to be issued in respect of the Earn-Out.

On December 31, 2021, three of the four former shareholders of Fusion Welcome – Fuel, S.A surrendered their contingent rights under the 2020 Earn-Out. The rights of the fourth shareholder were not surrendered and their contingent right to receive its pro-rata percentage of the contingent consideration continues, nothwithstanding management’s assessment that no such awards will be earned.

As of December 31, 2021, there was no unrecognised share-based payment expense related to the earn-out.

2021 Equity Incentive Plan

On August 5, 2021, the Company’s Board of Directors adopted and approved the 2021 Equity Incentive Plan (the 2021 Plan), which authorized the Company to grant up to 1,000,000 ordinary shares in the form of incentive share options, non-qualified share options, share appreciation rights, restricted awards, performance share awards, cash awards and other share awards. The types of share-based awards, including the rights amount, terms, and exercisability provisions of grants are determined by the Company’s Board of Directors. The purpose of the 2021 Plan is to provide the Company with the flexibility to issue share-based awards as part of an overall compensation package to attract and retain qualified personnel.

Restricted Share Units (RSUs)

The Company granted 57,896 RSU’s to employees, directors and consultants during the year ended December 31, 2021. No RSU’s were granted by the Company during the years ended December 31, 2020 and 2019 respectively.

The table below shows the number of RSUs granted covering an equal number of the Company’s ordinary shares and the weighted-average grant date fair value of the RSUs granted:

	Number of RSUs	Weighted average Grant date fair value per share
RSUs outstanding December 31, 2020	—	—
Granted	57,896	$12.24
Vested (1)	(15,000)	$12.24
Forfeited	—	—
RSUs outstanding December 31, 2021	42,896	$12.24

(1)	No ordinary shares were issued in connection with the RSUs that vested during the year ended December 31, 2021.

The fair value of the RSUs is determined on the date of grant based on the market price of the Company’s ordinary shares on that date. The fair value of RSUs is expensed rateably over the vesting period, which is generally three years for employees and consultants. The RSUs granted to directors during the year had no vesting period so vested in full on the grant date. The total expense recognized related to the RSUs was €0.2 million for the year ended December 31, 2021 (2020: €nil ). Total unamortized compensation expense related to the RSUs was €0.4 million as of December 31, 2021, expected to be recognized over a remaining average vesting period of 2.44 years as of December 31, 2021.

Incentive shares

As part of their compensation package, the non-executive directors that were appointed in December 2020 were granted 5,000 shares for each year of service to the Company.

	Number of shares	Weighted average Grant date fair value per share
Incentive shares outstanding December 31, 2020	40,000	$23
Granted	—	$—
Vested	(10,000)	$—
Forfeited	—	$—
Incentive shares outstanding December 31, 2021	30,000	$23

The above shares vest at the discretion of the board of directors. The total expense recognised in 2021 for these shares was €0.3 million (2020: €0.04 million). As of December 31, 2021, there was no unrecognised share-based payment expense related to the incentive shares. The shares have been recorded at their fair value at December 31, 2021.

Reconciliation to statement of profit or loss

€’000	2021	2020
2020Earn-Out	(1,400)	1,400
2021 Equity Incentive Plan	228	$—
Incentive shares	331	$38
Share-based payment (credit)/ expense	(841)	$1,438

9.	Leases

In the normal course of its business, the Group leases property, vehicles and land.

On January 1, 2021, the Group entered into a property sub-lease for office space with a related party. The property sub-lease has an initial term of five years and will be automatically renewed for a further five years if neither the landlord nor tenant provide sufficient notice to terminate. The Group has the option to terminate the sub-lease without penalty any time after the first anniversary of the lease provided sufficient notice is communicated to the landlord. The terms of this sub-lease agreement were negotiated on an arms-length basis.

The Group has estimated the duration of the property sub-lease to be two years from lease commencement, considering the cancellable period. The Groups expansion plans mean the current sub-lease in Portugal may not be fit for purpose and therefore, the Group is expected to terminate the sub-lease within two years. The Group is currently exploring real estate opportunities in Portugal.

In Q4 2021, the Group entered into a license agreement for shared office space in Ireland. The license agreement has a term of 12 months and will be automatically renewed for another year if neither party provide sufficient notice to terminate before the end of the term. Like the assessment relating to Portugal, given the Groups expansion plans, it is also considered that the current space leased in Ireland, will not be adequate in the medium term. The Group has estimated the duration of the license agreement to be two years from lease commencement, considering the terms set out within the agreement.

The vehicle leases commenced in July 2021 and since then, the Group has entered into six separate contracts. The duration of the contracts range from 48 to 60 months.

The land leases were entered into for the purpose of developing our Évora I and II projects. The two land leases were negotiated and signed with the respective owners for 30 years and are extendable.

The Group has elected not to recognise right-of-use assets and lease liabilities for vehicles with lease terms of 12 months or less with low-value. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Information about leases for which the Group is a lessee is presented below.

i.	Right-of-use assets

Right-of-use assets related to leased properties, vehicles and land are presented as property, plant and equipment.

	Properties	Vehicles	Land	Total
	€’000	€’000	€’000	€’000

January 1, 2021	—	—	—	—
Additions right-of-use assets	650	267	194	1,111
Depreciation charge for the period	(292)	(19)	(7)	(318)
December 31, 2021	358	248	187	793

ii.	Amounts recognized in the Consolidated statement of profit or loss and other comprehensive income

	2021	2020
	€’000	€’000
Interest on lease liabilities	22	—
Expenses relating to short-term leases	127	—

iii.	Amounts recognized in statement of cash flows

	2021	2020
	€’000	€’000
Total cash outflow for leases	470	—

iv.	Lease liabilities

	2021	2020
	€’000	€’000
Non-current
Lease liability	411	—

Current
Lease liability (note 17)	389	—
Balance at period end	800	—

The Group discounted its remaining lease payments for the calculation of the lease liability using an incremental borrowing rate of 3%.

10.	Inventory

	2021	2020
	€’000	€’000
Raw materials	3,685	—

No inventories were consumed during the years ended December 31, 2021 or 2020. No provision for impairment was recognized during the current or prior year.

11.	Taxation

The Group earned no revenues in 2021. The Group recorded a profit before income tax of €23.6 million during the year, of which €28.4 million related to non-cash fair value gains on its derivative financial instruments (Warrants). For each of the years ended December 31, 2020 and 2019, the Group earned no revenues and generated tax losses. It recognised a current and deferred tax expense of €nil for each of those years.

During 2021, 2020 and 2019, the Group’s Portuguese operations were subject to a statutory tax rate of 21%. In Ireland, the headline corporate income tax rate for trading companies is 12.5%, with a rate of 25% applicable to other non-trading sources.

A reconciliation between taxes on income / losses reflected on the Consolidated statement of profit or loss and other comprehensive income and the expected income tax benefit, based on the Company’s statutory tax rate, for the years ended December 31, 2021, 2020 and 2019 is as follows:

	2021	2020	2019
	€’000	€’000	€’000
Profit/ (loss) before tax	23,564	(183,130)	(2)
Tax using Company’s domestic tax rate at 12.5%	(2,945)	22,931	—
Tax effect of:
Non-deductible expenses / non-taxable income	3,848	(22,428)	—
Current-year losses for which no deferred tax asset is recognized	(1,312)	(503)	—
Impacts of different foreign tax rates	409	—	—
Total tax charge	—	—	—

As of December 31, 2021, the Group had unrecognised deferred tax assets of €1.7 million (2020: €0.4 million) mostly relating to tax losses incurred. No deferred tax assets have been recognized due to the uncertainty of the Group’s ability to generate taxable profits in the foreseeable future. The current assessment regarding the usability of deferred tax assets may change, depending on the Group’s taxable income in future years.

12.	Equity-accounted investees

€’000
Interest in joint venture
January 1, 2021	—
Investment during the year	629
Loss for the year attributable to the Group	(629)
December 31, 2021	—

On July 22, 2021, the Company entered into a shareholder agreement with two other parties, Greatex Family Enterprises LDA (“GFE”) and ERE Desarrollos Empresanales S.L. (“EREE”) for a 50% ownership of Fusion Fuel Spain, S.L. (“Fusion Fuel Spain”). Under the terms of the shareholder agreement, the Company, GFE and EREE contributed combined equity of €3,000. The principal activities of Fusion Fuel Spain are to source, promote and develop projects in the green hydrogen sector using the Group’s Solar Green Hydrogen Technology.

Fusion Fuel Spain is structured as a separate vehicle. Accordingly, the Group has classified its interest in Fusion Fuel Spain as a joint venture. In accordance with the agreement under which Fusion Fuel Spain was established, the Group and the other investors in the joint venture have agreed to meet the financial needs of Fusion Fuel Spain by seeking outside financing, by either: (i) applying for or requesting any subsidies available, whether community or national, public of private; or (ii) negotiating financing with local banks if Fusion Fuel Spain lacks the necessary funds to carry out its principal activities.

Fusion Fuel Spain commenced operations in Q4 2021 and during the period ended December 31, 2021, it incurred business set-up costs including professional and consultancy fees. Under the terms of the shareholder agreement, the Group committed to contribute up to €2 million in the form of a subordinated loan to finance the growth and working capital needs of Fusion Fuel Spain. This loan facility has a term of five years and bears interest of 4% per annum. An additional interest charge of 2% will be payable from Fusion Fuel Spain if EBITDA targets are achieved. As no amounts were drawn down under this facility during the year ended December 31, 2021, the above business set-up costs were paid by the Group on behalf of Fusion Fuel Spain. These costs amounted to €0.6 million and have been accounted for as an advancement of the subordinated loan as of December 31, 2021. As the subordinated loan and equity investment represents the set-up costs of the joint venture, the Group has recorded the entirety of losses incurred by Fusion Fuel Spain during 2021.

No commitment has been recognised in these consolidated financial statements for any future investment in Fusion Fuel Spain.

13.	Intangible assets

	Product development in progress	Intellectual property and patents registration	Software	Total
2021	€’000	€’000	€’000	€’000
Cost
January 1, 2021t	288	1,911	4	2,203
Additions – other*	1,630	—	19	1,649
December 31, 2021	1,918	1,911	23	3,852

Amortisation
January 1, 2021	—	—	—	—
Amortisation charge	—	—	(5)	(5)
December 31, 2021	—	—	(5)	(5)

Net book value
At December 31, 2021	1,918	1,911	18	3,847
2020
Cost
January 1, 2020	—	—	—	—
Additions – business combination	—	1,900	—	1,900
Additions – other*	273	11	4	288
Transfers during the year (note 14)	15	—	—	15
December 31, 2020	288	1,911	4	2,203

Amortisation
January 1, 2020	—	—	—	—
Amortisation charge	—	—	—	—
December 31, 2020	—	—	—	—

Net book value
At December 31, 2020	288	1,911	4	2,203

*	The additions relate to materials acquired during the period for the purpose of developing our HEVO technology.

Intellectual property of €1.9 million (2020: €1.9 million) and product development costs of €1.9 million (2020: €0.3 million) assets are considered to be of indefinite life and accordingly are not amortized. The Group also considers that there has been no impairment of the value of these assets to date. The recoverable amount of these assets has been determined on a value-in-use basis, using discounted cash-flow projections for a five-year period. In addition to the discount rate used, the Group’s revenue projections and operating margin are key drivers for valuation. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the assets’ carrying amounts exceeding their recoverable amounts. These projections have been discounted based on the estimated pre-tax discount rate applicable to the asset of 11.8% for 2021 (2020: 7%). The recoverable amount of these assets was determined to be €53.4 million before our sensitivity analysis was performed.

Sensitivity analysis to significant assumptions

Description	Input	Sensitivity applied	Effect on book value €’000s
Indefinite useful lives intangible assets	Discount rate	+1,000bps	—
Indefinite useful lives intangible assets	Operating margin	-1,000bps	—
Indefinite useful lives intangible assets	Revenue projections* Cost of sales*	-1,000bps -350bps	—

*	The second sensitivity applied was a combination of a reduction in revenue with a corresponding reduction in the costs that would be incurred because of reduced sales.

14.	Property, plant and equipment

	Assets under construction	Office and other equipment	Right of use assets	Total
2021	€’000	€’000	€’000	€’000
Cost
At January 1, 2021	6	—	—	6
Additions during the year	17,155	185	1,111	18,451
At December 31, 2021	17,161	185	1,111	18,457

Depreciation
At January 1, 2021	—	—	—	—
Charge for year	—	(28)	(318)	(346)
At December 31, 2021	—	(28)	(318)	(346)

Net book values
At December 31, 2021	17,161	157	793	18,111
At December 31, 2020	6	—	—	6

	Assets under construction	Office and other equipment	Total
2020	€’000	€’000	€’000
Cost
At January 1, 2020	15	—	15
Additions during the year	6	—	6
Transfers during the year (note 13)	(15)	—	(15)
At December 31, 2020	6	—	6

Depreciation
At January 1, 2020	—	—	—
Charge for year	—	—	—
At December 31, 2020	—	—	—

Net book values
At December 31, 2020	6	—	6
At December 31, 2019	15	—	15

Depreciation expense on property and equipment was €0.3 million and €0 for the year ended December 31, 2021 and 2020, respectively. Assets under construction includes costs mostly related to construction of our two Évora hydrogen plants, costs incurred on our HEVO-Sul project and our Benavente production facility. Detailed information about the leases is available in note 9.

15.	Financial asset investments at fair value through profit or loss

2021
€’000
January 1, 2021	—
Investments during the year	44,328
Redemptions	(18,169)
Unrealised gains and losses	47
Translation differences	1,247
December 31, 2021	27,453

The financial asset investments at fair value through profit or loss consist of short-term investments in listed managed funds. These managed funds have daily liquidity. The investments are reported at fair value with unrealized gains or losses recorded in the consolidated statements of operations and comprehensive loss. Any differences between the cost and fair value of investments are represented by unrealized gains or losses. The fair value of short-term investments are represented by Level 1 fair value measurements – quoted prices in active markets for identical assets.

16.	Prepayments and other receivables

	2021	2020
	€’000	€’000
Prepayments (1)	4,575	1,662
VAT recoverable	3,564	544
Other receivables	333	—
Prepayments and other receivables	8,472	2,206

(1)	Prepayments mostly consist of advance payments to vendors for payments relating to inventory and assets under construction ahead of receipt.

Information about the Group’s exposure to credit risk and impairment losses for trade and other receivables is included in note 20 (c).

17.	Trade and other payables

	2021	2020
	€’000	€’000
Trade payables	1,029	1,777
Amounts owed to related parties (1)	801	—
Lease liability - current	389	—
Payroll taxes	149	—
Other	509	—
Trade and other payables	2,877	1,777

(1)	This amount relates to a balance owing to an affiliate, MagP (Note 22). This amount was settled in full during the first quarter of 2022.

18.	Shareholders’ equity

As of December 31, 2021, the total number of Class A ordinary shares of the Company outstanding is 10,998,723 (2020: 9,929,217) with a par value of $0.0001 and the total number of Class B ordinary shares of the Company outstanding is 2,125,000 (2020: 2,125,000) with a par value of $0.0001.

The share capital of Fusion Fuel Green plc is as follows:

	Number of shares	€’000
Opening balance – January 1, 2021	12,054,217	1
Exercise of warrants	1,059,506	1
Issue of shares – Equity incentive plan	10,000	—
Closing balance – December 31, 2021	13,123,723	2

During the year, 1,059,506 warrants were converted to Class A ordinary shares on a one-for-one basis. Proceeds of €10.1 million were received as part of the conversions with €10 million being recorded as share premium.

A historical summary of the share capital of Fusion Fuel is as follows:

Type of share	Number of shares	€’000	Description
1 Ordinary share of €1,000	1	1	Issued on incorporation
1,000 Ordinary shares of €1 each	999	—	1 share converted to 1,000 shares of €1 each
49,000 Ordinary shares of €1 each	49,000	49	Issued on January 31, 2020
	50,000	50

Class A ordinary shares of $0.0001 each	7,033,356	1	Issued on closing of HL Transaction
Class A ordinary shares of $0.0001 each	2,450,000	—	Issued to PIPE Investors
Class A ordinary shares of $0.0001 each	445,861	—	Exercise of warrants
	9,929,217	1
Class B ordinary shares of $0.0001 each	2,125,000	—	Issued to Fusion Fuel shareholders
	12,054,217	1	Closing balance – December 31, 2020

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

19.	Warrants

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

As of December 31, 2021 there were 8,869,633 (2020: 9,929,139) warrants outstanding. The warrants entitle the holder to purchase one ordinary share of Fusion Fuel Green plc at an exercise price of $11.50 per share. Until warrant holders acquire the Group’s ordinary shares upon exercise of such warrants, they have no rights with respect to the Group’s ordinary shares. The warrants expire on December 10, 2025, or earlier upon redemption or liquidation in accordance with their terms.

On December 10, 2021 all non-tradeable warrants converted to tradable warrants having reached the first anniversary of their issuance. None of the non-tradeable warrants were exercised during the year ended December 31, 2021. The fair value of the tradeable warrants is determined with reference to the prevailing market price for warrants that are trading on the NASDAQ under the ticker HTOOW.

Total no. of warrants
In issue at December 31, 2020	9,929,139
Exercise of warrants during the period	(1,059,506)
In issue at December 31, 2021	8,869,633

The fair value of the traded warrants as at December 31, 2021 and December 31, 2020 was $1.95 and $6.65 respectively. See reconciliation of fair values below

.

€’000
Balance – January 1, 2021	52,932
Fair value movement on warrants exercised*	3,211
Warrants exercised – foreign exchange differences**	67
Fair value movement on warrants unexercised (including exchange differences)*	(31,565)
Derecognition of warrant liability on exercise***	(9,374)
Balance – December 31, 2021	15,271

*	recognised in profit or loss - Adjustments to the fair value of derivatives – warrants (€28,354)

**	recognised in profit or loss - Other finance income

***	recognised in equity – Share premium

20.	Financial instruments and risk management

(a) Accounting classifications and fair value

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

●	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers between fair value levels during the year.

As at December 31, 2021, the short-term investments and tradeable warrants are measured at fair value using Level 1 inputs. The fair value of the short-term investments and tradeable warrants are measured based on quoted market prices at each reporting date. See notes 15 and 19 for the fair value analysis.

	Carrying value			Fair value
	Cash and receivables	Liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
	€’000	€’000	€’000	€’000	€’000	€’000	€’000
2021
Cash and cash equivalents	7,681	—	7,681	—	—	—	—
Financial assets at FVTPL	27,453	—	27,453	27,453			27,453
Other receivables*	333	—	333	—	—	—	—
Trade payables	—	(1,029)	(1,029)	—	—	—	—
Tradeable warrants	—	(15,271)	(15,271)	(15,271)	—	—	(15,271)
Other payables**	—	(1,687)	(1,687)	—	—	—	—
	35,467	(17,987)	17,480	12,182	—	—	12,182

	Carrying amount			Fair value
	Cash and receivables	Liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
	€’000	€’000	€’000	€’000	€’000	€’000	€’000
2020
Cash and cash equivalents	58,007	—	58,007	—	—	—	—
Other receivables*	—	—	—	—	—	—	—
Trade payables	—	(1,777)	(1,777)	—	—	—	—
Tradeable warrants	—	(36,273)	(36,273)	(36,273)	—	—	(36,273)
Non-tradeable warrants	—	(16,659)	(16,659)	—	—	(16,659)	(16,659)
Other payables**	—	(349)	(349)	—	—	—	—
	58,007	(55,058)	2,949	(36,273)	—	(16,659)	(52,932)

*	Prepayments and VAT have been excluded as they are not classified as a financial asset.
**	Employment taxes have been excluded as these are statutory liabilities.

Cash and cash equivalents

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

Financial assets at FVTPL

Financial assets at FVTPL are remeasured to fair value at each reporting date. At December 31, 2021, the carrying value of financial assets at FVTPL is deemed to reflect their fair value.

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

In monitoring credit risk, receivables are grouped according to their credit characteristics, including their geographic location, industry, trading history with the Group and existence of previous financial difficulties. The Group does not require collateral in respect of its receivables.

At December 31, 2021, the exposure to credit risk for receivables by geographic region was not significant.

Cash and short-term bank deposits

The Group held cash and cash equivalents of €7.7 million at December 31, 2021 (2020: €58 million). 98% of the cash and cash equivalents are held with banks in Portugal. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. The Groups exposure to credit risk rating is as follows:

	2021	2020
Credit risk rating
Aa2	—	100%
B2	68%	—
BBB+	29%	—
Not assigned	3%	—
	100%	100%

Financial assets at FVTPL

The financial asset investments at fair value through profit or loss consist of short-term investments in listed managed funds. These managed funds have daily liquidity. The carrying value of these investments at December 31, 2021 was €27.5 million (2020: €nil). All of these short-term investments are held with UBS Switzerland AG, which is rated A-1 (2020: Aa2), based on Standard / Poor’s ratings. The Group considers that its short-term investments have low credit risk based on the external credit ratings of the counterparties.

(d)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable costs or risking damage to the Group’s reputation.

Contractual maturities

The following are the expected contractual maturities of the Group’s financial liabilities, including estimated interest payments.

	Carrying amount	Contractual cash flows	Less than one year	1 – 2 years	2 – 5 years	More than 5 years
	€’000	€’000	€’000	€’000	€’000	€’000
December 31, 2021
Derivative financial instruments - warrants	15,271	—	15,271	—	—	—
Trade payables	1,029	1,029	1,029
Other payables*	1,687	1,687	1,687	—	—	—
Lease liabilities	800	910	408	105	163	233
Loan advanced (Note 12)	—	1,371	1,371
Total	18,787	4,997	19,766	105	163	233

	Carrying amount	Contractual cash flows	Less than one year	1 – 2 years	2 – 5 years	More than 5 years
	€’000	€’000	€’000	€’000	€’000	€’000
December 31, 2020
Derivative financial instruments - warrants	52,932	—	52,932	—	—	—
Trade payables	1,777	1,777	1,777
Other payables	349	349	349	—	—	—
Total	55,058	2,126	55,058	—	—	—

*	Employment taxes have been excluded as these are statutory liabilities.

(e)	Market risk and interest rate risk

Market risk is the risk that changes in market prices and indices, such as foreign exchange rates and interest rates, will affect the Group’s income or the value of its holdings of financial instruments. Interest rate risk is not significant to the Group.

(f)	Foreign exchange risk

The Group uses the Euro as its functional currency. Foreign exchange rate risk is the risk that the fair value of Group assets or liabilities, or future expected cash flows will fluctuate because of changes in foreign currency exchange rates. While the Company’s shares are listed in US dollars, the currency of the primary operating environment of the Group is the Euro, and its exposure to the risk of changes in foreign currency would arise primarily when revenue or expense is denominated in a currency other than the Euro. The Company currently has no operations outside of the Eurozone, so the effect of the translation of foreign operations is not significant to the Group. At the year-end the Company has USD and EUR cash and short-term investment balances of approximately $22.9 million and €14.8 million respectively.

The following significant exchange rates have been applied during the year.

	Average rate		Period-end spot rate
	2021	2020	2021	2020
Euro
AUD	1.5747	1.6554	1.5615	1.5896
USD	1.1795	1.1413	1.1326	1.2271

Sensitivity analysis

A reasonably possible strengthening of the Euro against the Group’s principal foreign currency denominated amounts at December 31, 2021 would have increased profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases.

	2021	2020
	€’000	€’000
USD (10 percent strengthening of the euro)	761	918

(g)	Capital Management

The Group’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain the future development of the business. The board of directors monitors the return on capital.

21.	Earnings / (loss) per share

	2021	2020
Basic earnings/ (loss) per ordinary share	1.80	(68.53)
Diluted earnings/ (loss) per ordinary share	1.79	(68.53)
Number of ordinary shares used for loss per share (weighted average)
Basic	13,110,158	2,672,200
Diluted	13,198,054	2,672,200

Basic earnings/ (loss) per share is calculated by dividing the loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings/ (loss) per share is calculated by dividing the loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

At December 31, 2021, there were 42,896 outstanding RSUs, 15,000 RSUs that ordinary shares have yet to be issued for and 30,000 outstanding incentive shares (note 8) that could potentially have a dilutive impact on earnings per share in the future. The following anti-dilutive instruments are excluded from the 2021 calculation of diluted weighted average number of ordinary shares outstanding, including the outstanding equity awards of up to 284,250 ordinary shares and 284,250 warrants issuable under the earn-out arrangements, and the 8,869,633 warrants outstanding as of December 31, 2021.

For 2020, the diluted loss per share reflects the basic loss per share since the effects of potentially dilutive securities are anti-dilutive. In 2020 and 2019, the Group was loss-making, therefore, anti-dilutive instruments are excluded in the calculation of diluted weighted average number of ordinary shares outstanding, including the outstanding equity awards of up to 1,137,000 ordinary shares and 1,137,000 warrants issuable under the earn-out arrangements, and the 9,929,139 warrants issued in 2020 and outstanding as of December 31, 2020. These warrants and options could potentially dilute basic earnings per share in the future.

22.	Related parties

Under IAS 24 Related Party Disclosures (“IAS 24”), the Group has various related parties stemming from relationships with subsidiaries, joint ventures, key management personnel, the founders of the previous Fusion Fuel Portugal entity and other related parties.

Subsidiaries

A list of the Groups subsidiaries is disclosed in note 25. All transactions with subsidiaries eliminate on consolidation and are not presented, in accordance with revised IAS 24.

Joint ventures

Fusion Fuel Spain, S.L. (“Fusion Fuel Spain”) is a joint venture in which the Group has joint control and a 50% ownership interest. Fusion Fuel Spain commenced operations in Q4 2021 and during the year ended December 31, 2021, it incurred business set-up costs including professional and consultancy fees. These costs were paid by the Group on behalf of Fusion Fuel Spain. These costs amounted to €0.6 million and have been treated as an advancement of the subordinated loan of €2 million that was committed by the Group during the year (Note 12). Fusion Fuel Spain did not draw down any amounts from this subordinated loan during 2021.

Key management personnel

(a)	Compensation

The key management personnel at December 31, 2021 are the members of the Group’s Executive Committee. There were six members of the Executive Committee at December 31, 2021 and an average of four members for the full year. The remuneration expense for the key management personnel includes salaries and share-based payments.

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	€’000	€’000	€’000
Basic salary (1)	683	135	—
Short-term employee benefits	5	—	—
Other long-term benefits	3	—	—
Share based compensation (2)	183	1,066	—
Total	874	1,201	—

(1)	Each Executive Committee Member currently receives a total of approximately €180,000 of gross fixed annual compensation. For 2021, a total amount of €307,500 was payable (2020: €135,000).

(2)	The share-based compensation expense for 2021 represents the RSUs that were granted to the Executive Committee members under the 2021 Equity Incentive Plan. During 2020, three of the four persons who received the earn-out as mentioned in note 1 became executive directors of the Company and the portion of their share-based payment compensation is included above.

(b)	Transactions

On November 1, 2021, the Group purchased all shares in Fusion Fuel Australia, PTY Ltd at par value (for a total consideration of AUD 10) from Mr. David Lovell. Subsequently, Mr. Lovell was appointed as the Group’s Head of Australasia and member of our Executive Committee on November 1, 2021.

There were no other transactions with key management personnel during the year.

Founders – Negordy Investments, S.A. and MagP Inovação, S.A.

Negordy Investments, S.A (“Negordy”) ownership is split across four shareholders, three of which are related parties. Magno Efeito, S.A., Numberbubble, S.A. and Key Family Holdings Investimentos e Consultoria de Gestão, Lda. (“KFH”) together own 90% of the ordinary shares of Negordy. Magno Efeito, S.A., an entity jointly controlled by Mr. Jaime Silva and Márcia Vicente, Mr. Silva’s wife. Numberbubble, S.A., an entity controlled by Mr. Joao Teixeira Wahnon. KFH is an entity jointly owned and controlled by Mr. Frederico Figueira de Chaves and his brother. All three individuals hold executive management positions within the Group and are Directors of the Parent. The remaining shareholder of Negordy, FalcFive, LDA is not considered to be a related party of the Group. The shareholder agreement stipulates that all decisions requiring board approval must be unanimous and if one shareholder disagrees, the motion cannot be passed. Magno Efeito, S.A., Numberbubble, S.A. and FalcFive, LDA are the founders of Negordy. KFH acquired their ordinary shares in 2018.

Negordy owns 1,593,750 Class B Shares of the company and 1,593,750 warrants to purchase Class A ordinary shares at an exercise price of $11.50.

On January 1, 2021, the Group entered into a sub-lease agreement with Negordy for space of 4,156 square meters of office, logistical, and industrial activities. Parking plots are also included. The sub-lease has an initial term of five years, with automatic renewal for additional terms of five years until either party notifies the other party of its intention not to renew. Either party can choose to terminate the agreement after 12 months once adequate communication is provided to the other party. The monthly rent determined by the sub-lease is fixed at €0.02 million.

The shareholders and founders of Negordy founded MagP Inovação, S.A. (“MagP”), a company that produces, installs, assembles, operates, and maintains modules, tracking structures and accessories for all equipment relating to CPV solar trackers (collectively, the “Trackers”). MagP is the successor to the business of MagPower, a company also founded by some of the founders of Negordy. Negordy is a 71% shareholder of MagP, and the remaining 29% of MagP is owned by other parties unrelated to Negordy or Fusion Fuel Portugal. The Group produces Green Hydrogen with components built in-house and in partnership with MagP. These components include the Trackers that have been produced by MagP for several years. The Group has entered into several agreements and transactions with MagP regarding the provision of services and supply and assembly of Trackers that will be used in the Groups Hydrogen Generators. These agreements primarily relate to the Trackers provided to our two hydrogen projects at Evora. In addition to the agreements entered for Evora, the Group entered into an agreement with MagP on January 1, 2021 to provide up to 1,100 Trackers across 2021 and 2022. The output from this agreement will be used by the Group in their hydrogen projects or for standalone sales to third parties. The purpose of these agreements was to secure some production capacity of the Group until such time that our production facility at Benavente is operational. See further details of these agreements in note 23.

In 2021, the value of these transactions with MagP was €7.5 million (2020: €1.9 million). During the year, the Group procured materials to the value of €4.5 million to ensure sufficient inventory levels were maintained during the year. These materials were then transferred to MagP, with no mark-up as their production levels increased.

MagP does not hold any interest in the Class A or B ordinary shares and does not hold any warrants to purchase Class A ordinary shares.

Other

Directors of the company have control of more than 10% of the voting shares of the company, however no individual controls more than 10% of the company. We are not aware of any person or shareholder who directly or indirectly, jointly or severally, exercises or could exercise control over the Group.

Directors and Officers hold a total of 1,110,935 issued Class A and Class B ordinary shares in the company and 1,361,392 warrants to purchase Class A ordinary shares at an exercise price of $11.50 at year end.

During the year, the Company made a payment on behalf of Rune Lundetrae, a board member, amounting to €0.03 million. At December 31, 2021, this amount remained outstanding. A payment plan has been agreed with Mr. Lundetrae and the outstanding balance is expected to be settled fully during 2022.

During the year, the Company made a payment of €21,409 on behalf of Jeffrey Schwarz, a board member. This amount was repaid in full by December 31, 2021.

23.	Commitments and contingencies

As of December 31, 2021, a subsidiary of the Group had entered into purchase commitments to pay up to €1.96 million and €0.72 million, to MagP, a related party, to deliver equipment, materials and assembling services in relation the “Greengas” and “H2Evora” projects, respectively. Non-refundable down payments of 20% of the expected contract value have been made and the remainder of the contracts are cancellable but incur a penalty of 10% of contract value.

In addition, the same subsidiary entered into a separate agreement, with MagP to deliver equipment, materials and assembling services in relation to the Groups other ongoing production facilities. This contract has a potential value of €25.9 million. A down payment of 10% of the contract value was made during the period. This contract was amended on January 1, 2022 to include a revised supply and pricing schedule. The revised supply schedule lists out the number of units to be delivered by MagP monthly in 2022. MagP will only provide assembly and installation services from 2022 onwards. Along with the above changes, the pricing was updated to reflect the changes in scope. The Group agreed a minimum commitment of €4.9 million with MagP until the end of the revised contract, March 31, 2023.

All non-refundable down payments have been recorded as part of “Property, plant and equipment” on the statement of financial position.

As discussed in note 12, the Group extended a subordinated loan to finance the growth and working capital needs of Fusion Fuel Spain. This loan facility has a term of five years and the maximum amount that can be drawn down is €2 million. No amounts were drawn down under this facility during the year but the costs paid by the Group on behalf of Fusion Fuel Spain (€0.6 million) have been treated as an advancement of this loan for accounting purposes. A further commitment of €1.4 million remains at December 31, 2021.

24.	Subsequent events

On January 3, 2022, the Company announced that Zachary Steele and Jason Baran had joined the company as Co-Presidents of Fusion Fuel Americas.

On January 3, 2022, the Company announced that under the Fusion Fuel Employee Incentive Plan, its Board of Directors (“the Board”) approved an award of options for five of its senior managers. With regard to each senior manager, the award comprises three elements:

●	A grant of an option to purchase 200,000 Class A Ordinary Shares to vest over a three-year period having an exercise price of $10.50 per share.

●	A grant of an option to purchase an additional 200,000 Class A Ordinary Shares to vest upon Fusion Fuel’s share price closing at or above $18.00 during twenty trading days out of any thirty consecutive trading day period having an exercise price of $10.50 per share.

●	Eligibility to receive an option to purchase up to an additional 50,000 Class A Ordinary Shares for each of calendar years 2022, 2023, and 2024, each to be granted based on individual performance at the discretion of the Compensation Committee of the Board having an exercise price equal to the average last sales price of the Class A Ordinary Shares over the five (5) consecutive trading day period ending on the date of grant, but in no event to be lower than $10.50 per share.

All options granted will expire on December 31, 2028.

No expense has been included in the share-based payment expense in the income statement relating to these options given the grant date was determined to be January 3, 2022.

The senior managers, all members of the Executive Committee, included in the option grant are Frederico Figueira de Chaves, Chief Financial Officer; Jaime Silva, Chief Technology Officer; Joao Teixeira Wahnon, Chief of Business Development; and Jason Baran and Zach Steele, the recently hired Co-Presidents of Fusion Fuel USA.

On February 2, 2022, the Company announced that it will supply its pioneering solar-to-hydrogen technology to the British renewable energy developer, Hive Energy, which will develop and build a green hydrogen production plant in Spain. The project has a target production capacity of 7,500 metric tonnes of green hydrogen per annum and is currently in the administrative processing phase. The parties expect to commence installation of the project beginning in 2023.

On February 22, 2022, the Company announced that that it entered into an agreement with KEME Energy to install a green hydrogen production facility in Sines, Portugal using its integrated HEVO-Solar technology. The project, which is expected to require a capital investment of €2.54 million, would have an equivalent electrolysis capacity of 1.22 MW and produce an estimated 77 tons of green hydrogen per annum. The output from the facility will be used by the Sines Renewable Energy Community. The project, which has already been approved for €1.4 million of grant funding from Portugal’s POSEUR program, will be developed in the Sines Industrial and Logistics Zone (“ZILS”), where KEME Energy has leased 4.8 hectares from AICEP Globalparques. This project is expected to be a net contributor to the aggressive decarbonization targets laid out by the Portuguese government for the industrial and heavy transport sectors.

On February 24, 2022, the Company announced that its wholly owned subsidiary, Fusion Fuel Portugal, S.A. secured nearly €10 million in grants for its industrial production facility in Benavente.

25.	Group companies

Entity name	Country of incorporation	Principal activities	Group interest at December 31, 2021
Fusion Fuel Portugal, S.A.	Portugal	Operating company	100%
Fuel Cell Évora, Unipessoal LDA	Portugal	Hydrogen production	100%
Fuel Cell Évora I, Unipessoal LDA	Portugal	Hydrogen production	100%
Fusion Fuel USA, Inc.	United States	No activity to date	100%
Fusion Fuel Spain, S.L.	Spain	Hydrogen production	50%
Fusion Fuel Australia, PTY Ltd	Australia	Hydrogen production	100%
Fusion Fuel Australia – Pilot PTY Ltd	Australia	Hydrogen production	100%
Hevo Sines, Unipessoal LDA (1)	Portugal	Hydrogen production	N/A
Hevo Sines II, Unipessoal LDA (2)	Portugal	Hydrogen production	N/A
Hevo Sines III, Unipessoal LDA (3)	Portugal	Hydrogen production	N/A

(1)	Incorporated on January 12, 2022
(2)	Incorporated on March 22, 2022
(3)	Incorporated on April 14, 2022

26.	Approval of financial statements

The directors approved the financial statements on April 29, 2022.