Form 20-F
period 2022-12-31
Fusion Fuel Green PLC
filed 2023-05-16
CIK 1819794

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s

Dublin 2, D02 YX28, Ireland

(Address of principal executive offices)

Frederico Figueira de Chaves, Chief Financial Officer

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s

Dublin 2, D02 YX28, Ireland
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

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2022, there were 13,805,648 Class A Ordinary Shares issued and outstanding.

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

Exchange Rate Information

The translations from USD to EUR in this Annual Report were made at a rate of USD 1 to EUR 1.07, which is the rate published by “Banco de Portugal” (Bank of Portugal) on December 31, 2022.

We make no representation that the EUR or USD amounts referenced in this Annual Report could have been or could be converted into EUR or USD, as the case may be, at any particular rate or at all. On May 5, 2023, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board was USD 1 to EUR 1.10.

Summary of Risk Factors:

An investment in our securities involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

●	Parent has a limited operating history, and accordingly, you have limited financial information on which to evaluate Parent and Parent’s securities.

●	We may need additional capital in the future to meet our financial obligations and to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to meet our financial obligations and grow our business.

●	The hydrogen production industry is an emerging market and hydrogen production may not receive widespread market acceptance.

●	The economic benefits to our customers of our HEVO based technologies over competitor products depend on the cost of electricity available from alternative sources including local electric utility companies, which cost structure is subject to change.

●	We currently face and will continue to face significant competition.

●	We depend on a few customers for our revenue pipeline and the loss of any such customers could adversely affect our business, financial condition, results of operations and cash flows in 2023 and beyond.

●	Our future success depends in part on our ability to increase our production capacity, and we may not be able to do so in a cost-effective manner and cannot guarantee that our production partners or suppliers ramp up in time.

●	The performance of our HEVO based products may be affected by field conditions and other factors outside of our control, which could result in harm to our business and financial results.

●	Fusion Fuel’s products create a flammable fuel that is an inherently dangerous substance. If our products contain manufacturing defects, our business and financial results could be harmed.

●	If our estimates of the useful life for our products are inaccurate or we do not meet service and performance warranties and guaranties, or if we fail to accrue adequate warranty and guaranty reserves, our business and financial results could be harmed.

●	Any significant disruption in the operations at our manufacturing facilities or the manufacturing facilities of MagP Inovação, S.A. (“MagP”), an entity that is majority-owned by Negordy Investments, S.A. (“Negordy”), one of our shareholders, could delay the production of our HEVO-Solars, which would harm our business and results of operations.

●	The failure of our suppliers to continue to deliver necessary raw materials or other components used in our products in a timely manner or at all, or our inability to obtain substitute sources of these components on a timely basis or on terms acceptable to us, could prevent us from delivering our products within required time frames, impair our ability to manufacture our products, could increase our costs of production and could cause installation delays, cancellations, penalty payments, and damage to our reputation.

●	We face supply chain competition, including competition from businesses in other industries, which could result in insufficient inventory and negatively affect our results of operations. Further, we, and some of our suppliers, obtain capital equipment used in our manufacturing process from sole suppliers and, if this equipment is damaged or otherwise unavailable, our ability to deliver products on time will suffer.

●	We may become subject to product liability claims which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

●	Our patent applications may not result in issued patents, and our issued patents may not provide adequate protection, either of which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours. Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly. In addition, some of our designs could be contested by other technology developers or patent holders which are unknown to us, potentially resulting in increased costs due to licensing agreements or legal costs associated with contesting any claims.

●	Fusion Fuel’s ability to generate revenues is substantially dependent upon it entering into both hydrogen purchase and technology sale agreements with third parties.

●	If Fusion Fuel does not retain its senior management and key employees, or attract and retain additional talent, Parent may not be able to grow or achieve its business objectives.

●	Increases in costs, disruption of supply or shortage of raw materials, including membranes and concentrating lenses, could harm our business.

●	If our manufacturing plant in Benavente suffers delays or becomes inoperable, we will be unable to produce our electrolyzers and our business will be harmed.

●	Our growth strategy is aggressive and includes operating in more territories.

●	We are subject to an increasing sustainability focus.

●	Parent expects to experience foreign currency gains and losses. Fluctuations in currency exchange rates can adversely affect its profitability.

●	A transfer of Class A Ordinary Shares or Warrants, other than one effected by means of the transfer of book-entry interests in the Depositary Trust Company, may be subject to Irish stamp duty.

●	If the Class A Ordinary Shares or Warrants are not eligible for deposit and clearing within the facilities of DTC, then transactions in the Class A Ordinary Shares and/or Warrants may be disrupted.

●	An investment in the Class A Ordinary Shares may result in uncertain U.S. federal income tax consequences.

●	In certain limited circumstances, dividends paid by Parent may be subject to Irish dividend withholding tax.
●	Dividends received by Irish residents and certain other shareholders may be subject to Irish income tax.
●	Class A Ordinary Shares or Warrants received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.
●	Attempted takeovers of Parent will be subject to the Irish Takeover Rules and will be under the supervisory jurisdiction of the Irish Takeover Panel.

●	Investors may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because Parent is formed under Irish law.

●	An outbreak of a severe public health crisis, such as the coronavirus (“COVID-19”) pandemic, may adversely affect Parent’s business, results of operations, and financial condition.

●	As a foreign private issuer, we are exempt from a number of rules under the Exchange Act, we are permitted to file less information with the Securities and Exchange Commission (the “SEC”) than domestic companies, and we are permitted to follow home country practice in lieu of the listing requirements of Nasdaq, subject to certain exceptions. Accordingly, there may be less publicly available information concerning us than there is for issuers that are not foreign private issuers.

●	Resales of our Class A Ordinary Shares or Warrants, or the perception that such resales might occur, may cause the market price of the Class A Ordinary Shares or Warrants to drop significantly, even if Fusion Fuel’s business is doing well.

●	A substantial number of our Class A Ordinary Shares may be issued upon the exercise of our options and warrants, which could adversely affect the price of our Class A Ordinary Shares.

●	Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

●	We may issue additional Class A Ordinary Shares or other equity securities without seeking shareholder approval, which would dilute your ownership interests and may depress the market price of the Class A Ordinary Shares.

●	If the Class A Ordinary Shares or Warrants are de-listed from Nasdaq, we could face significant material adverse consequences.

●	The trading price of the Class A Ordinary Shares or Warrants may be volatile, and holders of the Class A Ordinary Shares or Warrants could incur substantial losses.

●	An active trading market of the Class A Ordinary Shares and Warrants may not be sustained and investors may not be able to resell their Class A Ordinary Shares and Warrants at or above the price for which they purchased such securities.

●	Because we currently do not have plans to pay cash dividends on the Class A Ordinary Shares, you may not receive any return on investment unless you sell your Class A Ordinary Shares for a price greater than that which you paid.

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

In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this Annual Report relate to, among other things:

●	our goals and growth strategies;

●	our future prospects and market acceptance of products and services;

●	our future business development, financial condition and results of operations;

●	changes in our revenue, costs or expenditures;

●	our expectations regarding the demand for, and market acceptance of, our products and services;

●	general economic and business conditions in the markets in which we operate;

●	growth and competition in the markets in which we operate;

●	relevant government policies and regulations relating to our business and industry;
●	the length and severity of a public health crisis, such as the COVID-19 pandemic, including its impact on our business and on demand, project development, construction, operations, and maintenance, finance, and our global supply chains, actions that may be taken by governmental authorities to contain the outbreak or treat its impacts, and the ability of our customers, suppliers, vendors, and other counterparties to fulfill their contractual obligations to us; and

●	the assumptions underlying or related to any of the foregoing.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the following risk factors and all of the information contained in this Annual Report, including but not limited to, the matters addressed in the section titled “Forward-Looking Statements,” and the financial information with respect to Parent before you decide whether to invest in our securities. The value of your investment will be subject to the significant risks affecting us and inherent in the Green Hydrogen industry and the Iberian market. Any of the following risks could materially adversely affect our business, financial condition or results of operations. This could cause the trading price of the Class A Ordinary Shares and/or Warrants to decline, perhaps significantly, and you could lose all or a part of your investment. Additional risks and uncertainties not currently known to us or that we currently do not consider to be material may also materially and adversely affect our business, financial condition or results of operations.

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

Our future capital requirements depend on many factors, including our research, development, and sales and marketing activities. We intend to continue to make investments to support our business growth. Accordingly, we may require additional funds to:

•	continue our research and development;
•	commercialize our new products and services;
•	achieve market acceptance of our products and services;
•	establish and expand our sales, marketing, and distribution capabilities for our products and services;
•	protect our intellectual property rights or defend, in litigation or otherwise, any claims we infringe third-party patents or other intellectual property rights;
•	invest in businesses, products and technologies, although we currently have no commitments or agreements to do so; and
•	keep progressing the development of projects in Fusion Fuel´s own project portfolio
•	otherwise fund our operations.

If we do not have, or are not able to obtain, sufficient funds, we may have to delay product development initiatives or license to third parties the rights to commercialize products or technologies we would otherwise seek to market. We also may have to reduce marketing, customer support or other resources devoted to our products.

If we need to raise additional capital through public or private equity or debt offerings or through arrangements with strategic partners or other sources in the future in order to continue to develop and commercialize our products and product candidates, we cannot assure you that additional capital will be available when needed or on terms satisfactory to us, if at all. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution and the new equity securities may have greater rights, preferences or privileges than our existing Class A ordinary shares.

The green hydrogen production industry is an emerging market and green hydrogen production may not receive widespread market acceptance.

The green hydrogen production industry is still relatively nascent in an otherwise mature and heavily regulated industry, and we cannot be sure that potential customers will accept hydrogen production broadly, or our HEVO based products specifically. Enterprises may be unwilling to adopt our solution over traditional or competing power sources for any number of reasons including the perception that our technology is unproven, a lack of confidence in our business model, the perceived unavailability of back-up service providers to operate and maintain our technology, and lack of awareness of our product or the perception of regulatory or political headwinds. In addition, companies may take longer than expected to use green hydrogen over brown hydrogen due to potential price differentiation. Because this is an emerging industry, broad acceptance of our products and services is subject to a high level of uncertainty and risk. If the market develops more slowly than we anticipate, our business will be harmed.

Our limited operating history and our nascent industry make evaluating our business and future prospects difficult.

The Fusion Fuel team began its work in the renewable energy industry in 2008, and since such time we have been focused principally on research and development activities relating to concentrated solar power, part of which we have applied to our technology. Fusion Fuel´s hydrogen project began in 2018. Although the hydrogen project is an extension of our historical business it comes with some different challenges, including the challenges described elsewhere in these “Risk Factors” which we may not have the experience or ability to successfully overcome. Furthermore, our hydrogen generator, the HEVO, is a new type of product in the nascent hydrogen industry. Consequently, predicting our future revenue and appropriately budgeting for our expenses is difficult, and we have limited insight into trends that may emerge and affect our business. If actual results differ from our estimates or if we adjust our estimates in future periods, our operating results and financial position could be materially and adversely affected.

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

The economic benefits to our customers of our HEVO-Solar solution over competitor products depend on the cost of electricity available from alternative sources including local electric utility companies, which cost structure is subject to change.

We believe that a customer’s decision to purchase our HEVO-Solar technology is significantly influenced by the price predictability of electricity generated by the system in comparison to the retail price and the future price outlook of electricity from the local utility grid and other energy sources. The economic benefit of our solution to our customers includes, among other things, the benefit of reducing such customer’s payments to the local utility company. The rates at which electricity is available from a customer’s local electric utility company is subject to change and any changes in such rates may affect the relative benefits of our products. Even in markets where we are competitive today, rates for electricity could decrease and render our solutions uncompetitive. Several factors could lead to a reduction in the price or future price outlook for grid electricity, including the impact of energy conservation initiatives that reduce electricity consumption, construction of additional power generation plants (including nuclear, coal or natural gas) and technological developments by others in the electric power industry which could result in electricity being available at costs lower than those that we can achieve. If the retail price of grid electricity decreases at a faster rate than we or our customers expect, it could reduce demand for our HEVO-Solar products and harm our business.

Fusion Fuel also has a centralized electrolyzer offering, the HEVO-Chain, which is able to compete with other electrolyzers in the market and therefore we believe this risk can be mitigated.

We currently face and will continue to face significant competition.

Fusion Fuel operates in a highly competitive industry. We compete for customers, financing partners, and incentive dollars with other electric power providers and hydrogen solutions. Several of our primary competitors are diversified multinational companies with substantially larger operating staff and greater capital resources. Further, many providers, such as traditional utilities and other companies offering distributed generation products, have longer operating histories, have customer incumbency advantages, have access to and influence with local and state governments, and have access to more capital resources than do we. These larger competitors’ greater resources could allow them to better withstand industry downturns and to compete more effectively on the basis of technology, geographic scope and retained skilled personnel. If these competitors substantially increase the resources they devote to developing and marketing competitive solutions and services, we may not be able to compete effectively. Similarly, consolidation among their competitors could enhance their product and service offerings and financial resources, further intensifying competition. Significant developments in alternative technologies, such as energy storage, wind, solar, or hydro power generation, or improvements in the efficiency or cost of traditional energy sources, including coal, oil, natural gas used in combustion, or nuclear power, may materially and adversely affect our business and prospects in ways we cannot anticipate. We may also face new competitors who are not currently in the market. If we fail to adapt to changing market conditions and to compete successfully with grid electricity or new competitors, our growth will be limited which would adversely affect our business results.

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

The demand for our products and services is sensitive to the production activity, capital spending and demand for products and services of our customers. Many of our potential customers operate in markets that are subject to cyclical fluctuations resulting from market uncertainty, trade and tariff policies, currency exchange rates, central bank interest rate changes, foreign competition, offshoring of production, oil and natural gas prices, geopolitical developments, labor shortages, inflation, deflation, and a variety of other factors beyond our control. Any of these factors could cause customers to idle or close facilities, delay purchases, reduce production levels, or experience reductions in the demand for their own products or services. Any of these events could also reduce the volume of products and services these customers purchase from us or impair the ability of our customers to make full and timely payments and could cause increased pressure on our selling prices and terms of sale. Accordingly, a significant or prolonged slowdown in activity in any major world economy, or a segment of any such economy, could negatively impact our sales growth and results of operations.

Our future success depends in part on our ability to increase our production capacity, and we may not be able to do so in a cost-effective manner and cannot guarantee that our production partners ramp up in time.

To the extent we are successful in growing our business, we may need to increase our production capacity. Our ability to plan, obtain financing, construct, and equip additional manufacturing facilities is subject to significant risks and uncertainties, including the following:

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

Field conditions, such as the natural elements and utility processes which vary by region and may be subject to seasonal fluctuations, are not always possible to predict until the plant is in operation. Although we believe we have designed the units to withstand the variety of field conditions we expect to encounter, as we move into new geographies and deploy new service configurations, we may encounter new and unanticipated field conditions. Adverse impacts on performance may require us to incur significant re-engineering costs or divert the attention of our engineering personnel from product development efforts. Furthermore, we may be unable to adequately address the impacts of factors outside of our control in a manner satisfactory to our customers. Any of these circumstances could significantly and adversely affect customer satisfaction, market acceptance, and our business reputation.

If our products contain manufacturing defects, our business and financial results could be harmed.

Our units are complex products and they may contain undetected or latent errors or defects. Changes in our supply chain or the failure of our suppliers to otherwise provide us with components or materials that meet our specifications could also introduce defects into our products. In addition, as we grow our manufacturing volume, the chance of manufacturing defects could increase. Any manufacturing defects or other failures of our systems to perform as expected could cause us to incur significant re-engineering and replacement costs, divert the attention of our engineering personnel from product development efforts, and significantly and adversely affect customer satisfaction, market acceptance, and our business reputation. Given the fact that the electrolyzers only produce around 20 grams of hydrogen each day and that they operate in an open area, there is little to no safety risk to employees or customers.

Furthermore, we may be unable to correct manufacturing defects or other failures of our products in a manner satisfactory to our customers, which could adversely affect customer satisfaction, market acceptance, and our business reputation.

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

If our estimates of the useful life for our units are inaccurate or we do not meet service and performance warranties and guaranties, or if we fail to accrue adequate warranty and guaranty reserves, our business and financial results could be harmed.

We will provide performance warranties and guaranties covering the efficiency and output performance of our Hydrogen Generators for the first five years. Our pricing of these contracts and our reserves for warranty and replacement will be based upon our estimates of the useful life of our units and their components, including assumptions regarding improvements in power module life that may fail to materialize. Although there is a 12-year history on the solar tracking systems, the Direct Coupled Photo Electrochemical Hydrogen Generator (the “HEVO”), which produces green hydrogen at one of the highest efficiency ratios and at the most competitive cost (€/Kg) in the green hydrogen industry, does not have a long history with a large number of field deployments, and our estimates may prove to be incorrect. Failure to meet these performance warranties and guaranty levels may require us to replace the units at our expense or refund their cost to the customer, or require us to make cash payments to the customer based on actual performance, as compared to expected performance, capped at a percentage of the relevant equipment purchase prices. We will accrue for product warranty costs and recognize losses on service or performance warranties when required by IFRS based on our estimates of costs that may be incurred and based on historical experience. However, as we expect our customers to renew their maintenance service agreements each year, the total liability over time may be more than the accrual. Actual warranty expenses have in the past been below and may in the future be greater than we have assumed in our estimates, the accuracy of which may be hindered due to our limited history operating at our current scale.

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

The construction, installation, and operation of our units at a particular site is also generally subject to oversight and regulation in accordance with applicable laws and ordinances relating to building codes, safety, environmental protection, and related matters, and typically require various governmental approvals and permits, including environmental approvals and permits, that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal. It is difficult and costly to track the requirements of every individual authority having jurisdiction over our installations, to design our units to comply with these varying standards, and to obtain all applicable approvals and permits. We cannot predict whether or when all permits required for a given project will be granted or whether the conditions associated with the permits will be achievable. The denial of a permit or utility connection essential to a project or the imposition of impractical conditions would impair our ability to develop the project. In addition, we cannot predict whether the permitting process will be lengthened due to complexities and appeals. Delay in the review and permitting process for a project can impair or delay our and our customers’ abilities to develop that project or may increase the cost so substantially that the project is no longer attractive to us or our customers. Furthermore, unforeseen delays in the review and permitting process could delay the timing of the installation and could therefore adversely affect the timing of the recognition of revenue related to the installation, which could harm our operating results in a particular period.

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

Furthermore, at times we may rely on the ability of our third-party general contractors to install units at our customers’ sites and to meet our installation requirements. Our work with contractors or their sub-contractors may have the effect of us being required to comply with additional rules (including rules unique to our customers), working conditions, site remediation, and other union requirements, which can add costs and complexity to an installation project. The timeliness, thoroughness, and quality of the installation-related services performed by some of our general contractors and their sub-contractors in the past may not meet expectations or standards.

Any significant disruption in the operations at our or our partner’s manufacturing facilities could delay the production of our products, which would harm our business and results of operations.

We manufacture our solar concentration units in a limited number of manufacturing facilities, and initially with one key partner, MagP, any of which could become unavailable either temporarily or permanently for any number of reasons, including equipment failure, material supply, financial difficulties, public health emergencies, catastrophic weather or geologic events, or if the relationship between us and MagP deteriorates. In the event of a significant disruption to our manufacturing process, we may not be able to easily shift production to other facilities or to make up for lost production, which could result in harm to our reputation, increased costs, and lower revenues. The planned new Fusion Fuel production facility is expected to reduce our reliance on MagP, and, accordingly, would reduce the impact of any potential disruption at MagP’s plant.

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

The failure of our suppliers to continue to deliver necessary raw materials or other components of our products in a timely manner or at all, or our inability to obtain substitute sources of these components on a timely basis or on terms acceptable to us, could prevent us from delivering our products within required time frames, impair our ability to manufacture our products, could increase our costs of production and could cause installation delays, cancellations, penalty payments, and damage to our reputation.

We rely on a limited number of third-party suppliers for some of the raw materials and components for our products, including components that may be of limited supply or require customized manufacturing specifications. If our suppliers provide insufficient inventory at the level of quality required to meet customer demand or if our suppliers are unable or unwilling to provide us with the contracted quantities (as we have limited or in some case no alternatives for supply), our results of operations could be materially and negatively impacted. If we fail to develop or maintain our relationships with our suppliers, or if there is otherwise a shortage or lack of availability of any required raw materials or components, we may be unable to manufacture our units or they may be available only at a higher cost or after a long delay. Such delays could prevent us from delivering units to our customers within required time frames and cause order cancellations. We have had to create our own supply chain for some of the components and materials utilized in our fuel cells. We have made significant expenditures in the past to develop our supply chain. In many cases, we entered into contractual relationships with suppliers to jointly develop the components we needed. These activities are time and capital intensive. Accordingly, the number of suppliers we have for some of our components and materials is limited and, in some cases, sole sourced. Some of our suppliers use proprietary processes to manufacture components. We may be unable to obtain comparable components from alternative suppliers without considerable delay, expense, or at all, as replacing these suppliers could require us either to make significant investments to bring the capability in-house or to invest in a new supply chain partner. Some of our suppliers are smaller, private companies, heavily dependent on us as a customer. If our suppliers face difficulties obtaining the credit or capital necessary to expand their operations when needed, they could be unable to supply necessary raw materials and components needed to support our planned sales and services operations, which would negatively impact our sales volumes and cash flows.

Moreover, we may experience unanticipated disruptions and/or price increases to operations or other difficulties with our supply chain or internalized supply processes due to exchange rate fluctuations, volatility in regional markets from where materials are obtained, changes in the general macroeconomic outlook, global trade disputes, political instability, expropriation or nationalization of property, public health emergencies such as the COVID-19 pandemic, civil strife, strikes, insurrections, acts of terrorism, acts of war, or natural disasters. The failure by us to obtain raw materials or components in a timely manner or to obtain raw materials or components that meet our quantity and cost requirements could impair our ability to manufacture items or increase their costs or service costs of our existing portfolio under maintenance services agreements. If we cannot obtain substitute materials or components on a timely basis or on acceptable terms, we could be prevented from delivering our solution to our customers within required time frames, which could result in sales and installation delays, cancellations, penalty payments, or damage to our reputation, any of which could have a material adverse effect on our business and results of operations. In addition, we rely on our suppliers to meet quality standards, and the failure of our suppliers to meet or exceed those quality standards could cause delays in the delivery of our products, cause unanticipated servicing costs, and cause damage to our reputation.

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

Our business is dependent on the availability of raw materials and components for our products, particularly electrical components common in the semiconductor industry, specialty steel products and processing and raw materials. Tariffs or other trade protection measures which are proposed or threatened, and the potential escalation of a trade war and retaliation measures could have a material adverse effect on our business, results of operations and financial condition.

To the extent practicable, given the limitations in supply chain previously discussed, although we currently maintain alternative sources for materials, our business is subject to the risk of price fluctuations and periodic delays in the delivery of certain materials, which tariffs may exacerbate. Disruptions in the supply of raw materials and components could temporarily impair our ability to manufacture our solutions for our customers or require us to pay higher prices in order to obtain these raw materials or components from other sources, which could affect our business and our results of operations.

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

Any disruption to or elimination of Portugal’s and Spain´s Hydrogen Strategy and other strategic plans for hydrogen production in could reduce demand for our products, lead to a reduction in our revenues and adversely impact our operating results and liquidity.

We believe that the demand of our hydrogen energy technologies is impacted by Portugal’s and Spain´s Hydrogen Strategy and other strategic plans for hydrogen production that are emerging in Europe and around the world. These plans could be reduced or discontinued for other reasons, and the reduction, elimination, or expiration of these plans may result in the diminished economic competitiveness of our products to our customers and could materially and adversely affect the growth of alternative energy technologies, including our products, as well as our future operating results and liquidity.

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

Risks Relating to Legal Matters and Regulations

We are subject to various environmental laws and regulations that could impose substantial costs upon us and cause delays in the delivery and installation of our units.

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

The installation and operation of hydrogen production units and renewable energy systems is subject to environmental laws and regulations in various jurisdictions, and there is uncertainty with respect to the interpretation of how certain environmental laws and regulations apply to our technology, especially as these regulations evolve over time.

We are committed to compliance with applicable environmental laws and regulations including health and safety standards, and we continually review the operation of our units for health, safety, and environmental compliance. Maintaining compliance with laws and regulations can be challenging given the changing patchwork of environmental laws and regulations that prevail at the federal, state, regional, and local level. Most existing environmental laws and regulations preceded the introduction of our innovative fuel cell technology and were adopted to apply to technologies existing at the time (i.e., large coal, oil, or gas-fired power plants). Currently, there is generally little guidance from these agencies on how certain environmental laws and regulations may or may not be applied to our technology. Furthermore, we have not yet determined whether our units will satisfy regulatory requirements in locations in which we do not currently sell our solution but may pursue in the future. While we have determined that the HEVO-Solar units do not present any significant health hazard, based on our modelling, testing methodology, and measurements, we cannot assure you that regulators or governments in the regions where we sell and intend to be present will reach the same conclusions. We may not be able to adapt to changing laws and regulations, or changing interpretations of existing laws and regulations. Any such failure could materially and adversely affect our business, results of operations, and financial condition.

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

In addition, since the HEVO is a new type of product in a nascent market, we may in the future need to seek the amendment of existing regulations, or in some cases the development of new regulations, in order to operate our business in some jurisdictions. Such regulatory processes may require public hearings concerning our business, which could expose us to subsequent litigation.

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

Risks Relating to our Financial Condition and Operating Results

We are required to maintain effective internal control over financial reporting. Our management previously identified a material weakness in our internal control over financial reporting as of December 31, 2020. This material weakness was still under remediation as of December 31, 2022. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

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

Our management previously identified material weaknesses in our internal control over financial reporting primarily related to (i) clearly defined control processes, roles and segregation of duties and sufficient financial reporting and accounting personnel within our business processes to ensure appropriate financial reporting, and (ii) the design and operating effectiveness of IT general controls for information systems that are significant to the preparation of our consolidated financial statements. We have worked to remediate these material weaknesses and other deficiencies. We re-designed key processes and included significant measures to develop an effective internal control over financial reporting. In implementing these processes, we have engaged the assistance of external advisors with expertise in these matters. Additionally, we have and continue to train our accounting and finance staff and hired financial reporting personnel to develop and implement appropriate internal controls and reporting procedures. These remediation measures, which continue as of December 31, 2022 have been time consuming and costly and there is no assurance that these initiatives will remediate all issues.

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

Our financial condition and results of operations and other key metrics may fluctuate due to a variety of factors, many of which are beyond our control. For example, the amount of product revenue we will recognize in a given period is materially dependent on the volume of installations of our units in that period and the type of financing used by the customer.

In addition to the other risks described herein, the following factors could also cause our financial condition and results of operations to fluctuate on a quarterly basis:

●	the timing of installations, which may depend on many factors such as availability of inventory, product quality or performance issues, or local permitting requirements, utility requirements, environmental, health, and safety requirements, weather, and customer facility construction schedules;

●	size of particular installations and number of sites involved in any particular quarter;

●	the mix in the type of purchase or financing options used by customers in a period, the geographical mix of customer sales, and the rates of return required by financing parties in such period;

●	whether we are able to structure our sales agreements in a manner that would allow for the product and installation revenue to be recognized upfront at acceptance;

●	delays or cancellations of installations;

●	fluctuations in our service costs, particularly due to unexpected costs of servicing and maintaining our products;

●	weaker than anticipated demand for our solutions due to changes in government incentives and policies or due to other conditions;

●	fluctuations in our research and development expense, including periodic increases associated with the pre- production qualification of additional tools as we expand our production capacity;

●	interruptions in our supply chain;

●	the length of the sales and installation cycle for a particular customer;

●	the timing and level of additional purchases by existing customers;

●	unanticipated expenses or installation delays associated with changes in governmental regulations, permitting requirements by local authorities at particular sites, utility requirements and environmental, health, and safety requirements;

●	disruptions in our sales, production, service or other business activities resulting from disagreements with our labor force or our inability to attract and retain qualified personnel;

●	unanticipated changes in federal, state, local, or foreign government incentive programs available for us, our customers, and tax equity financing parties; and

●	the ability of counterparties to Hydrogen Power Purchase Agreements (“PPAs”) to fulfil their purchase contracts and payment plans and timely pay invoices as they become due.

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

Our current growth and future growth plans may make it difficult for us to efficiently operate our business, challenging us to effectively manage our capital expenditures and control our costs while we expand our operations to increase our revenue. If we experience a significant growth in orders without improvements in automation and efficiency, we may need additional manufacturing capacity and we and some of our suppliers may need additional and capital intensive equipment. Any growth in manufacturing must include a scaling of quality control as the increase in production increases the possible impact of manufacturing defects. In addition, any growth in the volume of sales of our units may outpace our ability to engage sufficient and experienced personnel to manage the higher number of installations and to engage contractors to complete installations on a timely basis and in accordance with our expectations and standards. Any failure to manage our growth effectively could materially and adversely affect our business, our prospects, our operating results, and our financial condition. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully.

The accounting treatment related to our revenue-generating transactions is expected to be complex, and if we are unable to attract and retain highly qualified accounting personnel to evaluate the accounting implications of our complex or non-routine transactions, our ability to accurately report our financial results may be harmed.

Our revenue-generating transactions include traditional leases, Managed Services Agreements, technology sales and PPA transactions, all of which will be accounted for differently in our financial statements in future years. Many of the accounting rules related to our financing transactions are complex and require experienced and highly skilled personnel to review and interpret the proper accounting treatment with respect thereto. If we are unable to recruit and retain personnel with the required level of expertise to evaluate and accurately classify our revenue-producing transactions, our ability to accurately report our financial results may be harmed.

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

Parent expects to incur foreign currency transaction gains and losses, primarily related to foreign currency exposures that may arise from its financial reporting in euros and holding significant assets in U.S. dollars.

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

Our business is dependent on the security and efficacy of our networks and computer and data management systems. For example, all of our hydrogen production units are connected to and controlled and monitored by our centralized remote monitoring service, and we rely on our internal computer networks for many of the systems we use to operate our business generally. Although we take protective measures and endeavor to modify them as circumstances warrant, the security of our infrastructure, including the network that connects our plants to the remote monitoring service, may be vulnerable to breaches, unauthorized access, misuse, computer viruses, or other malicious code and cyber-attacks that could have a material adverse impact on our business. A breach or failure of our networks or computer or data management systems due to intentional actions such as cyber-attacks, negligence, or other reasons could seriously disrupt our operations or could affect our ability to control or to assess the performance of our units in the field and could result in disruption to our business and potentially legal liability. In addition, if certain of our IT systems failed, our production line might be affected, which could impact our business and operating results. These events, in addition to impacting our financial results, could result in significant costs or reputational consequences.

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

Fusion Fuel plans to own and operate some of the hydrogen farms it develops and will require a hydrogen off-taker (a buyer) to purchase the green hydrogen produced as an output over the first 10-15 years of the hydrogen projects developed. Notwithstanding that Fusion Fuel has entered into some commercial arrangements to date, there is no guarantee that future satisfactory commercial arrangements with third parties for its green hydrogen solutions will be entered into. Because Fusion Fuel’s business plan is substantially dependent on it entering into hydrogen purchase and technology sale agreements with third parties, if Fusion Fuel is unable to enter into such agreements, its results of operations and financial condition would suffer.

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

We may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials, including membranes, concentrating lenses, semiconductors, and integrated circuits. Any such increase or supply interruption could materially impact our business, prospects, financial condition and operating results. We have experienced, and may continue in the future to experience, certain supply chain constraints, including with respect to membranes, concentrating lenses, integrated circuits, and displays. Certain production-ready components such as chipsets and displays may not arrive at our facilities in accordance with our production schedule, which has and may continue to cause delays in testing and qualification of these components, which would in turn create a delay in the availability of our units.

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

Any delay in the financing, design, manufacture, and launch of our product, including the build-out of our manufacturing plant in Benavente, could materially damage our brand, business, prospects, financial condition, and operating results. Machinery manufacturers often experience delays in the design, manufacture, and commercial release of new and made-to-order products. To the extent the launch of our manufacturing plant is delayed, our growth prospects could be adversely affected as we may fail to grow our market share. Furthermore, we rely on third party suppliers for the provision and development of many of the key components and materials we use. To the extent our suppliers experience any delays in providing us with or developing necessary components, we could experience delays in delivering on our timelines.

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

In addition, information technology security threats — from user error to cybersecurity attacks designed to gain unauthorized access to our systems, networks and data — are increasing in frequency and sophistication. Cybersecurity attacks may range from random attempts to coordinated and targeted attacks, including sophisticated computer crime and advanced persistent threats. In addition, as a result of the COVID-19 pandemic, the increased prevalence of employees working from home may exacerbate the aforementioned cybersecurity risks. These threats pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data.

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

Our growth plans include offering standard products to more territories. As such, there are risks of compliance, contract risk, health and safety and managing a global operation. The demand for electrolyzer products generating hydrogen exceeds the Group's ability to match supply, potentially granting an advantage to other competitors who have larger supply capacity or who can ramp up faster. As the business increases its capacity and delivery of products, it will have a greater reliance on third parties for installation and maintenance of critical components, including a reliance on the expertise of its partners. Poor selection / management of suppliers & sub-contractors could lead to supply of sub-standard products or services. This could also lead to contractual risk, health and safety risk and reputational risk for if those suppliers do not have appropriate and effective compliance processes in place to manage those.

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

The Irish Revenue Commissioners have confirmed that transfers of Class A Ordinary Shares and Warrants effected by means of the transfer of book entry interests in the Depositary Trust Company (“DTC”) will not be subject to Irish stamp duty. It is anticipated that the majority of Class A Ordinary Shares and Warrants will be traded through DTC by brokers who hold such shares on behalf of customers. However, if you hold your Class A Ordinary Shares and/or Warrants directly rather than beneficially through DTC, any transfer of your Class A Ordinary Shares and/or Warrants could be subject to Irish stamp duty. Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty could adversely affect the price of your securities.

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

Provisions in our Memorandum and Articles of Association (“M&A”) may have the effect of delaying or preventing a change of control or changes in our management. The M&A includes provisions that:

●	require that Parent’s board of directors is classified into three classes of directors with staggered three-year terms; and

●	permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships.

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

Based on the current value of Parent’s assets and the composition of Parent’s potential income streams, assets and operations, we do not believe Parent classifies as a “passive foreign investment company,” or PFIC, for the taxable year ended on December 31, 2022, and that it will not classify as a PFIC for 2022 either. However, the application of the PFIC rules is subject to uncertainty in several respects and furthermore we cannot assure you that the U.S. Internal Revenue Service, the IRS, will not take a contrary position. Furthermore, a separate determination must be made after the close of each taxable year as to whether Parent is a PFIC for that year. Accordingly, notwithstanding the current expectation that we will not be classified as a PFIC, we cannot assure you that we have not been a PFIC or that we will not be a PFIC for our current taxable year or any future taxable year. A non-US company will be considered a PFIC for any taxable year if (i) at least 75% of its gross income is passive income (including interest income), or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. If we were to be ultimately classified as a PFIC for any taxable year during which a U.S. holder holds the Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder, including (i) the treatment of all or a portion of any gain on disposition of the Class A Ordinary Shares as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) the obligation to comply with certain reporting requirements.

Resales of our Class A Ordinary Shares or Warrants, or the perception that such resales might occur, may cause the market price of the Class A Ordinary Shares or Warrants to drop significantly, even if Fusion Fuel’s business is doing well.

As of April 28, 2023 we have an aggregate of 14,532,499 Class A Ordinary Shares and 8,869,633 Warrants outstanding.   While a portion of such shares and warrants are subject to transfer restrictions described elsewhere in this Annual Report, upon expiration of the applicable lock-up periods, large amounts of Class A Ordinary Shares and/or Warrants may be sold in the open market or in privately negotiated transactions. Such sales, or the perception in the public markets that such sales will occur, could have the effect of increasing the volatility in the trading price of the Class A Ordinary Shares and/or the Warrants or putting significant downward pressure on the price of the Class A Ordinary Shares and/or the Warrants.

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

A substantial number of our Class A Ordinary Shares may be issued upon the exercise of Warrants and options which could adversely affect the price of our Class A Ordinary Shares.

We have an aggregate of 8,869,633 Warrants outstanding. Each Warrant is exercisable for one Class A Ordinary Share at a price of $11.50 per share. In addition, we have options to purchase an aggregate of 2,128,554 Class A Ordinary Shares outstanding. If all of the Warrants and options are exercised for cash, we would be required to issue up to 10,998,187 Class A Ordinary Shares, or approximately 76% of our Class A Ordinary Shares outstanding as of April 28, 2023. The warrant and option holders will likely exercise such securities only at a time when it is economically beneficial to do so. Accordingly, the exercise of these securities will dilute our other equity holders and may adversely affect the market price of the Class A Ordinary Shares.

We may issue additional Class A Ordinary Shares or other equity securities without seeking shareholder approval, which would dilute your ownership interests and may depress the market price of the Class A Ordinary Shares.

An aggregate of 8,869,633 Warrants is outstanding. In addition, we had 2,245,449 Class A ordinary shares available for issuance, and not subject to outstanding awards, under our Plan. Further, we may issue additional Class A ordinary shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding Warrants, or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

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

The stock market in general has experienced extreme volatility in the wake of recent public health emergencies such as the COVID-19 pandemic and political turmoil such as the war in Ukraine that has often been unrelated to the operating performance of particular companies. As a result of this volatility, our shareholders may not be able to sell their Class A Ordinary Shares or Warrants at or above the price paid for such securities. The market price for the Class A Ordinary Shares and Warrants may be influenced by many factors, including the factors discussed elsewhere in this “Risk Factors” section and:

●	the overall performance of the equity markets;

●	actual or anticipated fluctuations in our revenue and other operating results;

●	changes in the financial projections we may provide to the public or the failure to meet these projections;

●	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

●	the issuance of reports from short sellers that may negatively impact the trading price of the Class A Ordinary Shares and/or Warrants;

●	recruitment or departure of key personnel;

●	the economy as a whole and market conditions in our industry;

●	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that operate in the green energy or hydrogen industries

●	new laws, regulations, subsidies, or credits or new interpretations of them applicable to our business;

●	negative publicity related to problems in our manufacturing or the real or perceived quality of our products;

●	rumors and market speculation involving us or other companies in our industry;

●	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, or capital commitments;

●	lawsuits threatened or filed against us;

●	other events or factors including those resulting from war, incidents of terrorism or responses to these events;

●	the expiration of contractual lock-up or market standoff agreements;

●	sales or anticipated sales of shares of the Class A Ordinary Shares and/or Warrants by us or our shareholders; and

●	the impact of a public health crisis, such as the COVID-19 pandemic, or other adverse public health developments.

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

In addition, certain information may be provided by us in accordance with Irish law, which may differ in substance or timing from such disclosure requirements under the Exchange Act. As a foreign private issuer, under Nasdaq rules we are subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of certain of the listing requirements of Nasdaq. We have elected to follow corporate governance practices under Irish law in lieu of the requirements of Nasdaq Rule 5635(c) and 5635(d)(2), which require companies to obtain shareholder approval prior to the issuance of securities to officers, directors, employees or consultants under certain circumstances and when it seeks to engage in a transaction, other than a public offering, involving the sale, issuance or potential issuance of ordinary shares, which alone or together with sales by officers, directors or substantial shareholders of the company, equals 20% or more of the ordinary shares or 20% or more of the voting power outstanding before the issuance at a price below a certain price indicated in such Nasdaq Rule. Irish law and generally accepted business practices in Ireland do not require that shareholders approve such transactions. Accordingly, shareholder approval is not required for these types of transactions by Parent.

Parent is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Class A Ordinary Shares less attractive to investors.

Parent is an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, Parent is not required to obtain auditor attestation of its reporting on internal control over financial reporting, has reduced disclosure obligations regarding executive compensation and is not required to hold non-binding advisory votes on executive compensation. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. Parent has elected to take advantage of such extended transition period. Parent cannot predict whether investors will find the Class A Ordinary Shares to be less attractive as a result of its reliance on these exemptions. If some investors find the Class A Ordinary Shares to be less attractive as a result, there may be a less active trading market for the Class A Ordinary Shares and the price of the Class A Ordinary Shares may be more volatile.

Parent will remain an emerging growth company until the earliest of: (i) the end of the fiscal year in which Parent has total annual gross revenue of $1.23 billion; (ii) the last day of Parent’s fiscal year following the fifth anniversary of the date on which HL consummated its initial public offering; (iii) the date on which Parent issues more than $1.0 billion in non-convertible debt during the preceding three-year period; or (iv) the end of the fiscal year in which the market value of the Parent Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter.

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

Fusion Fuel is bringing its proprietary technology to the market after extensive production research and testing, including external green hydrogen purity testing by LAQV Requimte Laboratory to confirm it can be used for all major industrial purposes and targeted key markets. Fusion Fuel Portugal has developed its first green hydrogen plant in Evora, Portugal (“Evora”). In addition, Fusion Fuel has begun to seek to expand its business in Europe, the Middle East and North Africa (“MENA”) region and the United States, as also described further below in this section.

Evora

Fusion Fuel’s first solar-to-green hydrogen plant, H2Evora, consists of 15 HEVO-Solar generators with the latest generation of Fusion Fuel’s HEVO micro-electrolyzer. H2Evora also includes state-of-the-art hydrogen purification, compression, and storage systems, as well as a Ballard Power Systems fuel cell to convert the green hydrogen into electricity to be fed into the national grid.

Installation at H2Evora is complete and our HEVO-Solar generators have been operating since the fourth quarter of 2021. The facility received its long-awaited commissioning in the third quarter of 2022. This was not only the first solar-to-hydrogen plant in Iberia, but also the first plant producing and using green hydrogen as an energy storage medium all in one integrated facility.

Benavente

In the second quarter of 2021, we purchased a 14,000m3 factory in Benavente, Portugal for €5.0 million, inclusive of taxes. The renovations of the facility in Benavente, which began in late 2021, were completed in the first quarter of 2022.

The second quarter marked the start of the first production lines at our Benavente facility, which will ramp up to around 500 MW over the coming years. It is a major milestone for Fusion Fuel and for Iberia, as the first industrial electrolyzer production to go live across Portugal and Spain. Our vision for Benavente is for it to be an industry-leading, state-of-the-art electrolyzer manufacturing facility, using automation and robotics wherever possible to improve the efficiency of production. In line with our efforts to be a leading clean energy company, we partnered with Helexia to instal 1 MW of solar power on the roof of Benavente, which will not only reduce our carbon footprint, but will also lower our production costs given the exceedingly high cost of energy today.

In the fourth quarter of 2022, we announced we completed our planned sale and leaseback of the Benavente electrolyzer manufacturing factory to CORUM Eurion, an ESG certified real estate investment fund managed by CORUM Asset Management. The €9.3 million transaction generated net proceeds of nearly €7.5 million after certain holdbacks and deposits for the lease-back contract. The proceeds will be used by us to continue the buildout of the Benavente factory, fund the development of Fusion Fuel owned projects and HEVO-Chain technology, as well as for general corporate purposes.

Other Portugal Market Operations and Partnerships

In the first quarter of 2022, the Portuguese government announced the passage of Decree-Law 30-A/2022, which approved a set of measures aimed at accelerating the energy transition by simplifying the procedures for the installation and start-up of renewable energy projects, including green hydrogen production. While the larger projects we have under development are currently not expected to be impacted by this legislation, we believe it will significantly accelerate the permitting process for some of the small-scale projects we are developing, such as refueling stations. Due to the modular nature of our HEVO based solutions and our unique ability to develop small-scale, grid-independent electrolysis economically, we stand to benefit significantly from this new decree. We have spoken at length about the permitting delays we have faced - an unfortunate but natural outcome of a novel technology in a nascent industry - so we are extremely pleased to see that regulators are recognizing the need to streamline the permitting process and fast-track the projects that will help Europe realize its ambitious decarbonization commitments.

During the second quarter of 2021, Fusion Fuel submitted three projects to Portugal’s Operational Program for Sustainability and Efficient Use of Resources (“POSEUR”). One of these projects related to a company-owned HEVO-Sul project located in Sines, Portugal. In the second quarter of 2022, we received approval from the POSEUR for the HEVO-Sul project. The Portuguese government has allocated €40 million in direct grants for the POSEUR program, which aims to support the production of green hydrogen and other renewable gases, and Fusion Fuel has been approved for €4.3 million in grant for this project. At the beginning of August 2022, we submitted our first claim under this agreement, which amounted to €2.6   million.

On August 18, 2022, we announced that we were successful with our application under the Component 14 (“C-14”) of the Portuguese Recovery and Resilience Plan for our HEVO-Industria project in Sines, Portugal. The award of €10 million marked the largest single-project grant award in the application. Our HEVO-Industria project will consist of around 10 MW of electrolyzer capacity along with a hydrogen refueling station and capabilities for gas blending requirements.

New and Future Markets

United States and North America

Passage of the Inflation Reduction Act (“IRA”) in the United States on August 16, 2022, changed the game in our favor. The financial incentives of the IRA, in particular the $3/kg production tax credit, will immediately make our green hydrogen competitive with grey hydrogen. Considering these tailwinds, we communicated our intention to accelerate our growth strategy into North America. To that end, in the third quarter 2022 we announced our first anchor project in the United States, a $180 million, 75 MW solar-to-green hydrogen facility to be located in Bakersfield, California. Due to the unique combination of solar irradiance, the incentives available under California’s Low Carbon Fuel Standard program, and proximity to large-scale offtake in the form of logistics hubs, heavy industry, and natural gas infrastructure, Bakersfield is the ideal cornerstone of our North American commercial strategy. The project, which will be jointly developed alongside Electus Energy, will feature a refueling station for heavy duty commercial vehicles, along with the balance of plant equipment for filling and distributing compressed cylinders to supply local industrial customers. We have already obtained the necessary land lease option and commenced pre-feasibility work with Black & Veatch as the lead contractor for the project and are targeting final investment decision on the project in 2025 , with commissioning expected in 2027.

Expansion into North America, beginning with Bakersfield, is a pivotal step forward for Fusion Fuel. To ensure we can deliver on Bakersfield and secure additional development opportunities in this new market, we have begun building out our North American team, with particular focus on our business and project development capabilities. However, both the scale of Bakersfield and the need for the majority of our equipment to be sourced in the US in order to be eligible for the incentives provided by the IRA, will necessitate the development of a manufacturing facility in North America. Given the scope of the addressable market in North America, particularly in light of the anticipated 2024 introduction of the HEVO-Chain, this would lead to a step change in our production capacity over the back half of the decade. We are in the early stages of that process and will continue to update the market as we refine our production strategy.

In the second quarter of 2022, we were also accepted into California Fuel Cell Partnership.

Europe

In Europe we continue to see a severe and prolonged energy crisis. This situation has been triggered by several factors including the conflict in Ukraine and the broader geopolitical tension that it has created, as well as extreme drought conditions in several countries which has dramatically reduced the energy output from hydroelectric power generation. All of this has only increased the importance of an energy source and industrial feedstock that is not only clean and can help reach the carbon reduction targets, but that can also be produced within the European Union. In the recent months we have seen increased public discussions, including from the German Chancellor and the Portuguese and Spanish Prime Ministers, on intra-European pipelines that could also carry clean hydrogen. This year has also seen the most extensive opening of grants and government funding for green hydrogen infrastructure and projects ever in Europe. This is a trend which we believe will persist well into the middle of the decade given the strategic importance of green hydrogen for Europe to help realize its decarbonization and energy security ambitions. We have been fully engaged with the existing programs in Southern Europe and have been incredibly successful in securing support for several industry-leading projects.

We believe the Italian market is a natural extension of our core European business owing to its excellent solar irradiance, existing natural gas infrastructure, proximity to our Benavente production facility, and stated ambition to integrate green hydrogen within its energy portfolio over the coming years.

In that vein, in the third quarter of 2022 we announced a joint agreement with Duferco Energia SpA to extend our reach into Italy. The agreement establishes the framework for developing a commercial pipeline in Italy and select countries in the MENA region for technology sales and project development. Fusion Fuel will utilize Duferco’s local sales network, knowledge of local markets, and deep expertise in shipping and logistics while serving as our “boots on the ground” for the development of that market. The first project under the agreement will be a 1.25 MW pilot project at Duferco’s industrial facility in Giammoro, Sicily, which would produce an estimated 46 tonnes of green hydrogen per annum and will be developed in 2024. Our strategy is to build on the commercial blueprint we have employed successfully in Portugal and Spain focusing on the mobility and industrial segments. We will look to develop a mobility backbone in Southern Italy, beginning with four integrated solar-to-hydrogen refueling stations by the end of 2024. In parallel, we will pursue opportunities to develop hydrogen hubs around industrial centers in Northern Italy, akin to how we have approached the Sines region in Portugal. One of our initial targets will be to work with Duferco to deploy our HEVO-Chain technology at their steel mill in Brescia, Italy. We are confident this multifaceted strategy, enabled by our best-in-class electrolyzer technology, will facilitate the establishment of Fusion Fuel as an early leader in the Italian green hydrogen market.

Commercialization

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

We continue to make substantive progress in building strategic relationships which bring additional technical resources and broaden our commercial footprint, including but not limited to the agreements we have entered into with Toshiba (focused on MEA development), Duferco Energia SpA (opening up the Italian market) and Electus Energy (our partner in our recently announced project in Bakersfield, California).

We view partnerships as a powerful tool to create meaningful value for our shareholders, whether through raising our corporate profile, extending our commercial footprint, strengthening our supply chain, or deepening our technology advantage. One example of strategy in action is a memorandum of understanding we recently signed with Toshiba Energy Systems and Solutions Corporation (“Toshiba ESS”). The agreement envisions Fusion Fuel helping Toshiba ESS expand its commercial footprint into the European electrolyzer and green hydrogen markets, and Toshiba ESS supplying Fusion Fuel with its advanced membrane electrode assemblies for evaluation for use in our proprietary HEVO micro-electrolyzer. The most effective alliances are those based on complementary assets and shared advantages, and we certainly believe that that is the case for Toshiba ESS and Fusion Fuel. We look forward to further advancing our relationship with Toshiba ESS over the coming months and, ultimately, helping to create a unique value proposition and durable competitive advantage.

Corporate Information

Parent serves as a holding company for Fusion Fuel Portugal and its subsidiaries. Parent’s principal executive office is located at The Victorians, 15-18 Earlsfort Terrace, Saint Kevin’s, Dublin 2, D02 YX28, Ireland. Parent’s telephone number is +353 1 920 1000.

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

The company’s unique competitive advantage is based on the following core attributes, which collectively underpin Fusion Fuel’s differentiated positioning in the marketplace:

Fusion Fuel's mission is to provide the world with innovative green hydrogen solutions that accelerate the transformation of the global energy sector and enable the sustainable reduction of carbon emissions. Hydrogen is an important commodity for the global economy – it is a critical input in the refining and ammonia production sectors, However, conventional production of hydrogen is highly carbon-intensive, accounting for roughly 2.2% of global total carbon emissions globally. Fusion Fuel’s novel green hydrogen production solutions will enable the production of cost competitive green hydrogen and help decarbonize the hard-to-abate sectors like refining and ammonia production.

Examples of Internally Generated Projects

PORTUGAL-H2 EVORA

Fusion Fuel’s first solar-to-green hydrogen plant, H2Evora, consists of 15 HEVO-Solar generators with the latest generation of Fusion Fuel’s HEVO micro-electrolyzer. H2Evora also includes state-of-the-art hydrogen purification, compression, and storage systems, as well as a Ballard Power Systems fuel cell to convert the green hydrogen into electricity to be fed into the national grid.

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

The green hydrogen produced will demonstrate two use-cases:

●	Direct injection into the Evora natural gas network to pilot hydrogen blending – all of the solar tracker structures are already in place, and we are waiting on deployment of the HEVO micro-electrolyzers as well as some Balance of Plant equipment.

●	Compression and bottling in cylinders for sale to industrial and mobility users.

This is Portugal’s first utility-scale project to produce green hydrogen from solar energy and blend green hydrogen at scale into a local natural gas distribution network. Installation of this facility is currently underway.

PORTUGAL-HEVO-SUL

The HEVO-Sul project is comprised of 4.3 MW of electrolyzer capacity. The plant will have a maximum annual production capacity of approximately 418 tons of green hydrogen annually, if using both solar and night-time functionality. The facility will be located in Sines, Portugal. The hydrogen is expected to be used for several different applications, including injection into the natural gas distribution network, as an input in the production of green ammonia, as well as bottling in pressurized cylinders for industrial uses.

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

The HEVO-Sul project is expected to be built in the second half of 2023.

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

In the third quarter of 2022, we announced that we were successful with our application under C-14 of the Portuguese Recovery and Resilience Plan for our HEVO-Industria project in Sines, Portugal, for around 10 MW of the Sines project portfolio. The award of €10 million marked the largest single-project grant award in the application. In addition, Fusion Fuel has secured over €20m of grants under the C-5 program of Portugal´s Resilience and Recovery Plan for the remainder volume of the project.

OTHER PROJECTS IN PORTUGAL – TECHNOLOGY SALES

SINES GH2 SOLAR

Fusion Fuel is supplying its HEVO-Solar technology to KEME Energy, which is developing a 1.2 MW solar-to-green hydrogen farm in Sines and is expected to produce an estimated 77 tons of green hydrogen per annum.

C-5 ELVAS

Fusion Fuel will be using its HEVO based technology to install a green hydrogen production facility and a Hydrogen Refueling Station (HRS) solution in Elvas, Portugal. The project counts with the partnership of GALP and is expected to be installed in 2024 and has secured a €3.6m grant.

KEY PROJECTS IN SPAIN- TECHNOLOGY SALES

EXOLUM - MADRID

Fusion Fuel has developed a turnkey solar-to-hydrogen plant located in Madrid, Spain for the Spanish fuel logistics and distribution company, Exolum. The project includes 21 HEVO-Solar units along with a co-located refueling station, which will serve as proof of concept of hydrogen for mobility applications. In the third quarter of 2022, we commenced construction on the Exolum project and the project is expected to be commissioned in 2Q of 2023.

CSIC

Fusion Fuel has been selected as the hydrogen production technology provider for a 0.5 MW tender launched by CSIC (Consejo Superior de Investigaciones Cientificas) in Spain. The project includes 22 HEVO-Solar units along with a co-located refueling station (supplied through a separate tender and by another party). The first deliverables for the project are due in 2Q 2023 and Fusion Fuel will supply all materials by the end of 3Q 2023.

OTHER PROJECTS

Fusion Fuel continues to develop projects in Portugal, Spain, Morocco, Australia, and the United States.  The development of projects is a key factor in developing our sales pipeline. Projects are all started in a dedicated SPV which can then be transferred at a time that we decide to a financial investor which either buys the ready built plant from Fusion Fuel or takes on the contractual obligation to provide the financing for the technology deployment to the project. Across several markets, Fusion Fuel has around 1.5 GW of projects in pipeline.

Recent Developments

•	On May 19, 2022, the Company announced that it had signed a Memorandum of Understanding with Toshiba Energy Systems and Solutions Corporation (“Toshiba ESS”), which provides a framework for the companies to pursue technical and commercial collaboration in the green hydrogen sector. Pursuant to the Memorandum of Understanding, the Company would evaluate the use of Toshiba ESS’ membrane electrode assemblies (“MEAs”) within its HEVO micro-electrolyzers, and Toshiba ESS would explore using the local sales channels it has developed in areas such as the thermal power business to expand sales of the Company’s PEM electrolyzers in Australia and other countries. The two companies also agreed to explore potential collaboration opportunities for future sales of Toshiba ESS’ solid oxide electrolysis cells, which Toshiba ESS targets bringing to market in 2025. The two companies have been working together on the testing and adaption of the Toshiba membrane to fit with the HEVO technology. Testing to determine whether this can be accomplished for mass scale production is expected to be finished in the first quarter of 2023. If it can be accomplished, the parties will look to move to mass scale production during the first half of 2023.

•	In June 2022, the Company completed installation of the HEVO production line at the Company’s Benavente facility in Portugal. The Company expects to achieve up to 100 megawatts (“MW”) of installed electrolyzer production capacity in 2023 (when operating with 3 shifts), which is expected to increase to approximately 500 MW in 2025. In November 2022, the Company completed the installation of a 1 MW solar array on the roof of the Benavente factory at its facility.

•	In June 2022, the Company engaged TUV SUD, an association of experts that provides safety, security, and sustainability solutions, to perform a twelve-month performance audit of the Company’s HEVO-Solar technology system. As of the most recent interim report provided to the Company in November 2022, the overall system (Solar to Hydrogen) is performing in excess of 15% above the product data sheet specifications. The Company also retained Black & Veatch Management Consulting, LLC to perform an independent assessment of the HEVO-Solar Hydrogen Generator and the Company’s ability to consistently deliver the HEVO-Solar technology with the quality required to meet its technical specifications. That project was successfully completed in August 2022.

•	On June 6, 2022, the Company entered into an At the Market Issuance Sales Agreement (the “ATM”) with B. Riley Securities, Inc., Fearnley Securities Inc. and H.C. Wainwright & Co., LLC, for the potential issuance of up to $30 million of the Company’s class A ordinary shares. Between July 11, 2022, and November 14, 2022, the Company sold an aggregate of 681,926 class A ordinary shares pursuant to the ATM for aggregate net proceeds to the Company of $3,685,792.

•	On June 23, 2022, the Company announced that its “Sines Green Hydrogen Valley Alliance” had been selected by the Agenda Coordination Commission to advance to final negotiations for grant funding through Component 5 of the Portuguese Recovery and Resilience Plan. The centerpiece of the Sines Green Hydrogen Valley Alliance is the Company’s H2 HEVO-SINES project, a 3,000 HEVO-Solar unit facility – equivalent to 75 MW of electrolysis capacity – that is expected to reach final investment decision in 2024. On December 7, 2022, the Company announced that it had completed the financing discussions and submitted the terms of acceptance for €36 million in grant funding secured by the Sines Green Hydrogen Valley Alliance. Of the €36 million awarded to the consortium, €22.5 million is to be allocated to the Company’s H2 HEVO-SINES project, and €3.5 million is to be allocated to the Company to fund research and development of its proprietary electrolysis technology. The balance of the funding will be allocated to other projects within the Company’s consortium for which the Company is a technology partner, including those sponsored by KEME Energy, Transition2Green, and HyLAB Collaborative Laboratory.

•	On August 18, 2022, the Company announced that it had been approved for an estimated €10 million in grant funding through Component 14 of the Portuguese Recovery and Resilience Plan to develop its 6.6MW HEVO-Industria green hydrogen project in Sines, Portugal. The €25 million, 300 HEVO-Solar unit project is expected to reach final investment decision in the first half of 2023.

•	On September 29, 2022, the Company announced that it had entered into a €5 million contract with Gedisol Energiá, Sociedad Limitada, a Spanish developer, to supply technology for a 144 HEVO-Solar unit, 3.2 MW green hydrogen project to be developed in Andalucía, Spain, which would produce an estimated 200 tonnes of green hydrogen per year.

•	On October 6, 2022, the Company announced that it had entered into a €2 million contract with KEME Energy to supply technology for a 62 HEVO-Solar unit, 1.2 MW green hydrogen project in Sines, Portugal. The Company and KEME had previously announced the execution of a collaboration agreement in February 2022.

•	On November 10, 2022, the Company and Ballard Power Systems (“Ballard”) announced the successful commissioning of the Company’s H2Évora plant. H2Évora is Portugal’s first solar-to-green hydrogen facility and first fully integrated hydrogen-to-power demonstration project. The 15 HEVO-Solar unit facility includes a 200-kilowatt FCwaveTM fuel cell module supplied by Ballard, which is used to convert green hydrogen into electricity, enabling the Company to sell power into the electric grid during periods of peak demand.

•	On November 18, 2022, the Company announced that it had entered into a commercial agreement with Duferco Energia SpA (“Duferco”) to jointly develop the green hydrogen ecosystem in Italy. The inaugural project under the agreement is a 1.25 MW green hydrogen pilot project to be developed at Duferco’s industrial site in Giammoro, Sicily. The Company is expected to supply 50 of its HEVO-Solar trackers for the proposed project, which would be installed in the first half of 2024. The broader objective of the commercial agreement is to build a pipeline of project development opportunities and turnkey technology-sale projects, leveraging Duferco’s local sales network, knowledge of local markets, and extensive shipping and logistics’ expertise.

•	On November 23, 2022, the Company introduced its HEVO-Chain system, marking its entry into the centralized electrolyzer market. The HEVO-Chain hydrogen unit consists of 16 HEVO micro-electrolyzers interconnected along a string, representing 11.2 kW of electrolysis capacity and outputting 5.6 kg of hydrogen per day at a pressure of 4 bar. The HEVO-Chain system is designed for a standard 19” rack cabinet, allowing for up to eight units to be integrated seamlessly alongside the power electronics and water purification system. The HEVO-Chain is currently undergoing comprehensive performance and reliability testing and the first units are expected to enter commercial use in the second half of 2024. The Company also submitted a patent application associated with the HEVO-Chain technology.

•	On November 28, 2022, the Company announced that it had entered into an exclusive joint venture agreement with Electus Energy to develop a 75 MW, $180 million green hydrogen project in Bakersfield, California. The project would be capable of producing up to 9,300 tons of green hydrogen per year including nighttime operation, and the Company expects to reach final investment decision in early 2024 and commission the project in the first half of 2025. The Bakersfield project is the cornerstone of the Company’s US commercial strategy, which is focused on opportunities in hydrogen mobility and logistics.

•	On December 7, 2022, Parent announced that it had been approved for a total of €36 million in grant funding for its “Sines Green Hydrogen Valley Alliance” through Component 5 (“C-05”) of Portugal´s Recovery and Resilience Plan. The component – Mobilizing Agendas for Business Innovation – is intended to align stakeholders from across the entire value chain to develop the domestic green hydrogen ecosystem. The Company had previously disclosed that it had been selected for financing awards, subject to further negotiations with the Agenda Coordination Commission. These discussions have now been concluded and Fusion Fuel has submitted the respective award contract duly signed and expects to receive the award by mid-January 2023.

Of the €36 million awarded to the consortium, €22.5 million will be allocated to Fusion Fuel’s H2 HEVO-SINES project, a 3,000 HEVO-Solar facility – equivalent to 75 MW of electrolysis capacity – that will be developed, owned, and operated by the company. Fusion Fuel has already secured 121 hectares of land within the Sines area for the development of the project, which is expected to reach final investment decision and commence construction in 2024. The green hydrogen to be produced is expected to be used in decarbonizing local industry, mobility applications, and for blending into the natural gas grid. Another €3.5 million will be allocated to Fusion Fuel to fund research and development of its proprietary electrolysis technology. The balance of the funding will be allocated to other projects within Fusion Fuel’s consortium for which the Company is a technology partner, including those sponsored by KEME Energy, Transition2Green, and HyLAB Collaborative Laboratory.

•	On December 23, 2022, the Company announced that it had completed a sale and leaseback of its electrolyzer manufacturing factory in Benavente, Portugal to CORUM Eurion, an ESG certified real estate investment fund managed by CORUM Asset Management. The €9.3 million transaction generated net proceeds of nearly €7.5 million after certain holdbacks and deposits for the lease-back contract. The proceeds are expected to be used by the Company to continue the buildout of the Benavente factory, fund the development of Fusion Fuel owned projects and HEVO-Chain technology, as well as for general corporate purposes. Savills Portugal advised the Company on the transaction. The 14,333 sqm factory, which is located in the Vale Tripeiro Industrial Park in Benavente, was originally built in 2004. The site was acquired by Fusion Fuel in 2021 and was fully refurbished by Fusion Fuel as part of its transformation into a world-class PEM electrolyzer manufacturing facility, and now features a 1 MW rooftop solar PV array along with electric vehicle chargers.

•	On January 30, 2023, the Company announced that it had signed an offtake agreement with Portuguese natural gas utility provider Dourogás for green hydrogen produced from Fusion Fuel’s projects in Portugal. This represents Fusion Fuel’s first offtake contract aimed at blending green hydrogen within the Portuguese natural gas grid, and a first-of-its-kind agreement to support the Portuguese government in meeting its decarbonization objectives. Portugal’s national hydrogen strategy, adopted in 2020, laid out high-impact targets including a 15% blend of hydrogen in its natural gas distribution network and 2 GW of electrolyzer capacity by 2030. The first hydrogen to be blended will be produced at Fusion Fuel’s GreenGas project in Evora. The facility is expected to be commissioned in 2023 and would produce roughly 40 tonnes of green hydrogen per annum. Dourogás will be able to use this hydrogen in its domestic, industrial and mobility NGV segments, sectors where the Dourogás Group is the market leader. Portugal's largest gas distribution network, Galp Gás Natural Distribuição – recently renamed Floene – is expected to build the infrastructure to enable blending in the grid as part of its broader commitment to the energy transition.

•	On February 28, 2023, the Company announced that Fusion Fuel Spain had been awarded a grant of €3.3 million towards capital investment in a 2.4 MW green hydrogen project aimed at industrial decarbonization in Spain. The grant has been awarded through the H2 Pioneros Program, to which €150 million had been earmarked to support commercial projects across the renewable hydrogen value chain. H2 Pioneros is one of the first funding calls under the Strategic Projects for Economic Recovery and Transformation (‘PERTE’) program, a €6.9 billion financing tool created under Spain’s recovery and resilience facility to support initiatives in renewable energy, green hydrogen, and energy storage. Fusion Fuel’s project is one of only 19 across Spain that were awarded grant financing through H2 Pioneros. The 2.4 MW project is planned to be developed in Toledo and is intended to supply green hydrogen to local industrial customers to replace the carbon-intensive natural gas currently used in industrial processes. The green hydrogen facility will feature the latest generation of Fusion Fuel’s HEVO solution and is expected to produce roughly 110 metric tonnes of green hydrogen per annum. The €3.3 million subsidy represents approximately 57% of the total estimated capital cost of the project, which the Company expects to build and commission during 2024.

•	On March 7, 2023, the Company and Toyota Material Handling España, S.A. (‘TMHES') announced that they have signed a collaboration agreement to promote the development of the green hydrogen fuel cell forklift market in Spain. The collaboration seeks to further strengthen TMHES’s leadership position in the domestic zero emissions forklift truck segment by offering end-to-end solutions of fuel cell forklifts combined with green hydrogen production and hydrogen refuelling infrastructure provided by Fusion Fuel Spain and its industrial partners. Fusion Fuel and TMHES will offer a fully financed solution that combines Hydrogen-as-a-Service – guaranteeing security of supply at competitive prices – with TMHES’s market-leading operational rental and leasing solutions for their range of forklift products. Both Fusion Fuel and TMHES view the logistics and material handling sector as uniquely well suited to benefit from the advantages of hydrogen energy and consider fuel cell forklift solutions as a critical decarbonization vector, particularly in logistics operations requiring heavy loads and high operating hours. Fusion Fuel and TMHES aim to deploy their green hydrogen solutions to legacy forklift truck fleets, as well as to integrated hydrogen logistics projects that combine the full spectrum of fuel cell vehicles for supply chain, distribution and materials handing operations.

•	On March 20, 2023, the Company announced that it had been awarded €3.6 million in grant funding through Component 5 (“C-5”) of Portugal’s Recovery and Resilience Plan to develop a 1 MW decentralized green hydrogen production facility co-located with a hydrogen refueling station in Elvas, Portugal. Fusion Fuel had previously been awarded €36 million in C-5 funding for its “Sines Green Hydrogen Valley Alliance” consortium.The grant is part of a broader funding award allocated to the Moving2Neutrality Alliance, a consortium of 13 partners spearheaded by Petrogal, a subsidiary of Galp Group, that is focused on solving the challenge of decarbonizing commercial and industrial mobility by developing sustainable fuels production hubs in Sines and other strategic locations in Portugal. Fusion Fuel’s project, which will be co-developed with Galp, will serve as the benchmark for exploring the concept of decentralized production of green hydrogen for mobility applications in Portugal and abroad. The facility will be developed in Elvas, on the Portugal-Spain border, strategically located on one of the main freight corridors between the two countries. The project envisions 1 MW of electrolysis capacity, producing up to 400kg of green hydrogen per day, along with the associated balance of plant to achieve the purity and compression required for mobility applications. The facility will also include an integrated hydrogen refueling station intended to serve light and heavy-duty commercial vehicles. Fusion Fuel’s scope for the project – green hydrogen production and compression to 40 bar – is expected to require approximately €7.2 million of capital investment.

•	On March 28, 2023, the Company announced that it had signed a ten year offtake contract with European developer Hydrogen Ventures Ltd for thirty tonnes of green hydrogen per annum. First orders are expected to be delivered in the fourth quarter of 2023. The hydrogen will be produced at the company’s projects in Evora, Portugal, where Fusion Fuel is expanding its production capacity to roughly 50 tonnes per annum by year end. Hydrogen Ventures, which is developing a pipeline of green hydrogen projects and entering into supply contracts with local industrial and municipal customers, expects to use the hydrogen for mobility applications in Portugal. This contract represents Fusion Fuel’s second hydrogen purchase agreement in Portugal to date, providing long-term stability and price security to the nascent hydrogen ecosystem: a critical step forward in the creation of a more robust and competitive market for green hydrogen.

Except for the project with Exolum Corporation, S.A. (“Exolum”) and the CSIC project   previously announced and further discussed herein, the Company is currently under no obligation to proceed with, and therefore no penalties or liabilities would be imposed on the Company with respect to, any of the projects set forth above if the Company determines, for any reason, not to proceed with such project. With respect to projects where the Company or its partners have been awarded grants, they are only required to either proceed or reimburse any funds received if grant funds have actually been transferred to the Company. The Company only commits to a project when definitive contracts with the hydrogen off-taker or the technology buyer are signed. In determining whether to proceed with a project, the Company considers several factors including, but not limited to, timing to completion, project financials and target return, relationship with the partner or client and the production capacity available. Accordingly, other than the Exolum and CSIC projects, there can be no assurance that the Company will actually proceed with any of the projects set forth above.

In addition, as previously announced, we are in continual negotiations with third parties to fund our operations. Although discussions and negotiations continue to progress with such third parties, including in some cases the execution of non-binding letters of intent or term sheets, none have reached the stage of executed definitive agreements at this time. As negotiations are fluid, it is possible that any particular negotiation could accelerate or be abandoned at any time. An announcement of any material agreement with a third party would be made when and if a material definitive agreement is reached with such third party.

Business Strategy & Vision

Fusion Fuel aims to enable meaningful emissions reductions through viable economic means using green hydrogen. In doing so, Fusion Fuel believes it can become a major player in the global hydrogen economy over the next 10 years.

Fusion Fuel aims to develop a technology and project pipeline in Southern Europe and the MENA region as a first phase in its strategy execution, and continue to expand into other strategic markets globally, including Australia and the United States.

Fusion Fuel Business Lines

Fusion Fuel’s HEVO based technology is expected to be a leading product in the industry for generating cost-effective green hydrogen in the markets in which it seeks to operate. In addition, the Fusion Fuel team collectively has extensive experience in establishing and operating sustainable energy plants, as well as relationships with many sustainable energy stakeholders and hydrogen users (ranging from natural gas networks and grids, oil refineries, ammonia producers, regulators and related government departments). Fusion Fuel is focused on two core business lines that build on its hydrogen generator.

1.

The first business line, “Technology”, is focused on creating and selling HEVO based solutions that produce cost-competitive green hydrogen for client use and operation. There are a number of industrial processes that require hydrogen and providers that currently produce their own hydrogen supply through highly carbon-intensive methods. Fusion Fuel intends to equip them with hydrogen generators to produce hydrogen without carbon emissions and with no cost disadvantage. For the years ended December 31, 2022 and 2021, no revenue was generated from this business line. First inflows from this business line have been received in the second quarter of 2023.

2.	The second business line, “Project Development”, is focused on entering into green hydrogen purchase agreements for the output of hydrogen at competitive prices. The current prices for green hydrogen as well as the prices predicted in the coming years suggest that Fusion Fuel will be able to establish and operate production plants with internal rates of return above 10% and likely in the 15-20% range. The business line creates revenues through two ways, one the sale of green hydrogen which will start in the 2H 2023 (see Hydrogen Purchase Agreements in previous section), the second is through the sale of projects in development which can either generate development fees and/or technology sale pipelines through the supply of units to projects we develop and sell on.

Fusion Fuel’s industry and business require continuous innovation and improvement. To this end, the R&D team has already designed the next generations of the hydrogen generator to be developed. This innovation aims at not only improving the efficiency of the product, but also reducing the costs of production. Continuous R&D is a core part of the ongoing strategy for the firm.

The Technology

The HEVO is Fusion Fuel’s proprietary miniaturized PEM electrolyzer. It has been designed to be small, lightweight and, critically, able to be mass produced. In order to miniaturize the PEM electrolyzer, a radically different approach was taken to the MEA design, titanium plate designs and overall flow fields in the system – these form the basis of Fusion Fuel´s core intellectual property.

Fusion Fuel uses the HEVO as the basis for its two core products, the HEVO-Solar and the HEVO-Chain.

In the HEVO-Solar solution the process is coupled with CPV technology such that system is a grid-independent hydrogen generator. This coupled approach for generating hydrogen significantly increases the total system efficiency, results in a low cost per kilogram of hydrogen produced, and benefits from the high automation level of mass producing the HEVO. Fusion Fuel uses this process to extract hydrogen from water molecules without the creation of any carbon emissions and with oxygen as the only biproduct. Therefore, the output is designated green hydrogen, which is hydrogen created in a fully carbon-free process, as opposed to the traditional methods of creating hydrogen which produce upwards of 9 tons of carbon emissions for every ton of hydrogen produced (designated as “grey hydrogen”).

The HEVO-Solar uses both the electricity produced by the photovoltaic cells and the heat captured from the CPV 2-axis panels, thereby reducing the total amount of electrical energy required for the electrolysis process. This increases the efficiency of the Fusion Fuel solution compared to other current market products. Because the process requires solar irradiation, locations with higher levels of solar irradiation would produce higher amounts of hydrogen on an annual basis at a lower cost per kilogram (as capital expenditure related to the equipment is spread across a larger production output).

The HEVO-Chain uses our HEVO electrolyzers in a chain to create a centralized electrolyzer solution that is modular and can be scaled as needed. We can supply three versions of the HEVO-Chain, 1) a 20-foot containerized solution that can house up to 1 MW of electrolyzer capacity, 2) a 40-foot containerized solution that can house up to 2.5 MW of electrolyzer capacity, and 3) a non-containerized solution that is more cost efficient for larger projects but which requires tailoring according to the project size.

The HEVO-Chain is a revolutionary innovation in the design of centralized PEM electrolyzers. Rather than relying on a traditional cell-stack, the HEVO-Chain builds off Fusion Fuel’s proprietary HEVO architecture, enabling the system to operate at higher efficiency – roughly 49 kWh / kg of hydrogen – and avoid the losses that stem from more conventional electrolyzer stack designs. Each HEVO-Chain hydrogen unit consists of 16 HEVO micro-electrolyzers interconnected along a string, representing 11.2 kW of electrolysis capacity and outputting 5.6 kg of hydrogen per day at a pressure of 4 bar. A planned second-generation unit is expected to increase the pressure at the outlet to 20-30 bar, among additional improvements. As with the HEVO-Solar, the HEVO-Chain was built with modularity and scalability in mind – it is designed for a standard 19” rack cabinet, allowing for up to eight units to be integrated seamlessly alongside the power electronics and water purification system. The HEVO-Chain is currently undergoing comprehensive performance and reliability testing. The company expects the first HEVO-Chain units to enter commercial use in 2024.

Working Capital Items

Currently, Fusion Fuel’s inventory consists of raw materials purchased for the production of its HEVO-Solar and HEVO-Chain solutions. Fusion Fuel has entered into multiple agreements with MagP, for the assembly and installation of Trackers. Please refer to the Related Party Transactions section of Item 7 – Major Shareholders and Related Party Transactions for further information on these agreements.

Distribution, Marketing and Strategic Relationships

Fusion Fuel has established strategic relationships with various stakeholders in the Green Hydrogen market, including partner companies, suppliers, potential clients and government agencies, many (if not all) of which are proprietary in nature and give us our competitive advantage.

Fusion Fuel Portugal has been included in the Portuguese Government’s Strategic Roadmap for Hydrogen and has applied for a grant for a Green Hydrogen project in Evora. Discussions with stakeholders are ongoing in Europe, the MENA region, and North America.

Environmental Issues

There are no significant pollutants or other hazardous emissions from Fusion Fuel’s operations, the CPV technology, the HEVO or any other functions used by Fusion Fuel in extracting Green Hydrogen, nor are any anticipated. In addition, the are no carbon or hazardous emissions that result from Fusion Fuel’s extraction of hydrogen, and the only biproduct of the process is oxygen. As such, we do not expect the Company would be materially impacted by the passage of any climate change legislation, regulation or accords that seek to impose a carbon tax or curtail carbon-intensive business activities. Furthermore, none of the Company’s manufacturing or corporate facilities are located in geographies particularly susceptible to geological or climate risks. We expect that the continued heightened attention and importance given to environmental issues are likely to benefit Fusion Fuel as the interest and value of its zero-carbon solution increases. It is possible that climate change legislation, regulation or accords could increase demand in this market and thereby increase competition, but such activity may also normalize hydrogen as a broadly used and accepted energy source.

Competition

To our knowledge there are no similar technologies or systems to Fusion Fuel’s HEVO based technologies. We believe this technology is innovative, disruptive, and original. The centralized electrolyzer technology, which is used by Hydrogenics, ITM Power, Plug Power, NEL Hydrogen, Giner and McPhy, among others, represents the main competition to Fusion Fuel’s technology. Even though Fusion Fuel’s technology currently has a significantly higher efficiency rate than the centralized electrolyzer, it is expected that there will be further evolution in the efficiency of the centralized electrolyzers, and so we expect the market to remain competitive.

Fusion Fuel is faced with competition from several aspects of the industry, namely:

(a)	Traditional hydrogen production methods — which can continue to improve their efficiency and lower costs, making the change to Green Hydrogen more costly to consumers. Companies in this space include Linde, Air Liquide, Air Products, and Praxair, among others.

(b)	Green Hydrogen technology providers — these are typically centralized electrolyzer solutions used in combination with electrical energy from renewable sources or even blue hydrogen providers (hydrogen produced through traditional means with carbon sequestering techniques). There is significant investment in this space and improvements in this technology could lead to more intense competition in the hydrogen production market. Companies in this space include Hydrogenics, ITM Power, NEL Hydrogen, Plug Power McPhy, and Giner, among others.

(c)	Green Hydrogen providers — companies that sell Green Hydrogen as an end product. This is still an emerging market and will include large energy companies as well as investors who buy and operate established hydrogen plants. Companies in this space include Engie Hydrogen, Air Liquide, Air Products, Linde, and Shell, among others.

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

The MagP photo-electro system conforms with the following certification marks:

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

The Fusion Fuel electrochemical part conforms with the following certifications:

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

•	2014/30/EU (Electromagnetic Compatibility (EMC) Directive) ensures that electrical and electronic equipment does not generate, or is not affected by, electromagnetic disturbance.

The Fusion Fuel HEVO-Chain containerized solution will conform with the following standards where applicable:

•	ISSO 22734 - Hydrogen generators using water electrolysis — Industrial, commercial, and residential applications

•	EN ISO 12100 – 1 - Safety of machinery — Basic concepts, general principles for design — Part 1

•	EN ISO 12100 – 2 - Safety of machinery — Basic concepts, general principles for design — Part 2

•	ISO 13849 - Safety of machinery. Safety-related parts of control systems General principles for design

•	EN 61010 - Safety requirements for electrical equipment for measurement, control, and laboratory use

•	EN 61000-6-3 - Electromagnetic compatibility (EMC) - Part 6-3: Generic standards - Emission standard for equipment in residential environments

•	EN 61000-6-2 - Electromagnetic compatibility (EMC) - Part 6-2: Generic standards - Immunity standard for industrial environments

•	ASME B31:12 - Hydrogen Piping and Pipeline Code Design Rules and Their Interaction With Pipeline Materials Concerns, Issues and Research

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

Raw Materials and Suppliers

Fusion Fuel Portugal has entered into a production contract with MagP to purchase pre-determined volumes of CPV materials to be confirmed at the start of each year. This ensures that Fusion Fuel will have a guaranteed minimum product supply from an experienced manufacturer to support its ability to deliver against its business plan. MagP is a strategic supplier, in particular because of its CPV technology used in the HEVO-Solar. The HEVO Chain solution is produced at Fusion Fuel´s own Benavente facility.

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

Fusion Fuel Portugal filed its first patent, the “Direct Coupled Water Hydrogen Generator for Hydrogen Generation from Concentrated Sunlight”, on March 10, 2020, which was submitted on August 3, 2020 with International Patent Submission Number PCT/IB2020/05733. Fusion Fuel Portugal filed its second patent called “Floating Guiding Flow Plate for Electrochemical Cells” which was submitted on October 14, 2020 with the International Patent Submission Number PAT/116826A. Fusion Fuel Portugal [filed] two provisional patents in the first half of 2022 called “Oxygen evolution reaction without gas diffusion layer on an PEM electrolysis cell” and “UPP design to reduce inter-cell mismatch”, respectively.

Fusion Fuel also benefits from exclusive use of MagP’s intellectual property and CPV products when it relates to the production of hydrogen. This is a close collaboration between the firms that extends to R&D as well given that the compatibility of both companies’ products is important for the final product manufacturing.

The majority of Fusion Fuel’s expenses at this stage come from prototype models, various stress tests and new generation testing, as well as patent filings and registrations in all relevant markets, and the personnel costs associated with the R&D department.

Human Capital Resources

The executive team is composed of Frederico Figueira de Chaves (CFO) and Zachary Steele (Co-President Americas) as Co-Heads of the Executive Committee. Other members of the Executive Committee include Andre Antunes (Chief Production Officer), Jaime Silva (Chief Technology Officer), João Teixeira Wahnon (Chief Origination Officer & Head of Commercial MENA & Spain), Jason Baran (Chief Commercial Officer & Co-President Americas), David Lovell (Head of Australasia), Mario Garma (Chief Engineering Officer).

The Executive Committee structure is outlined in the graphic below:

Fusion Fuel, at the date of publishing this report, has more than 150 full time employees and continues to grow its team across all areas. Fusion Fuel’s employment contracts include confidentiality, non-disclosure and non-competition clauses to protect the firm and its intellectual property. Fusion Fuel has also engaged headhunters in Portugal and in other locations to aid in the search of specific talent related to R&D, EPC and Commercial team requirements.

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

Parent could remain an emerging growth company until the last day of Parent’s fiscal year following the fifth anniversary of HL’s initial public offering, or December 31, 2023. However, if Parent’s annual gross revenue is $1.235 billion or more, if its non-convertible debt issued within a three year period exceeds $1 billion or the market value of its ordinary shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, Parent would cease to be an emerging growth company as of the following fiscal year.

C. Organizational Structure

The following chart illustrates the Fusion Fuel legal entity s    tructure as of the date of this Annual Report:

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

On December 20, 2022, Fusion Fuel Portugal entered into a sale-and-leaseback agreement for its facility at Benavente, Portugal. The leaseback arrangement has an initial term of 20 years and will be automatically renewed for a further ten years unless the Group provides sufficient notice to terminate. The monthly rent determined by the lease is fixed at €0.05 million.

A description of Fusion Fuel’s material tangible fixed assets and its material plans to develop and install Green Hydrogen plants, including without limitation Evora, is included in this Annual Report above in this “Business Overview” section and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in Item 5 below, each of which are incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis (this “MD&A”) provides information concerning our financial condition and results of operations for the year ended December 31, 2022 and 2021 and should be read in conjunction with our audited consolidated financial statements and the related notes included in Item 17 of this Annual Report on Form 20-F, “Financial Statements.”  All terms used herein and not otherwise defined shall have the meanings ascribed to them in the Annual Report.

The following discussion contains forward-looking statements that reflect our future plans, estimates, belief, and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed elsewhere in our Annual Report, particularly in Item 3.D of the Annual Report, “Risk Factors,” and in the “Cautionary Note Regarding Forward-Looking Statements” set forth herein. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

Overview

Fusion Fuel Green serves as a holding company for the Fusion Fuel business. Fusion Fuel’s mission is to produce hydrogen with zero carbon emissions, thereby contributing to a future of sustainable and affordable clean energy and the reversal of climate change. Fusion Fuel produces green hydrogen through two products with components built in-house and one that also incorporates elements from a partnership with MagP.

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

To date, Fusion Fuel’s business activity has primarily been financed by the capital in connection with its business combination with HL, and the related private placement, in December 2020. Fusion Fuel expects both its capital and operating expenditures to significantly increase in connection with its ongoing activities, as Fusion Fuel:

●	builds out its in-house manufacturing facilities and purchases related equipment;

●	commercializes the HEVO based technologies and hydrogen plants;

●	continues to invest in its technology;

●	increases marketing and business development activities, including travel costs and industry association membership fees;

●	maintains and improves its operational, financial and management information systems;

●	hires additional key personnel;

●	maintains, expands, and protects its intellectual property portfolio; and

●	Continues to operate as a public company.

A.	Operating Results

We have generated no revenue to date. As reported, in September 2021, we entered into our first third party technology sale agreement with Exolum, a leading supplier of specialist storage, handling and transport for bulk liquids and gases. Work commenced on this project during the third quarter of 2022 and is expected to be completed during the second quarter of 2023. The contract price included both fixed and variable elements and we expect to earn revenues of approximately €1.9 million, which will be payable once certain conditions are met, including equipment warranties and performance guarantees covering both degradation over time and specified energy yields. Upon entering into this contract, we expected that this project would either have a low margin (if at all) or operate at a loss. As a result, we informally agreed with Exolum at the time, and again more recently, to pursue innovation grant awards that could mitigate any loss. Nevertheless, we believed this contract was a key strategic milestone for the Company for the following reasons:

●	At the time, it was the first project of its kind for the Company and as such represented proof of concept of having an integrated hydrogen production plant with a hydrogen refueling station;

●

The latest version of our HEVO-Solar technology was still being developed and being able to enter such an

Agreement without having a track record provided third party support in what we believed our technology could achieve; and

●

It was seen as an important gateway into the Spanish market, by being able to develop and install a plant in a market with a strong hydrogen agenda, in conjunction with a strategic partner like Exolum.

When pricing this contract, we made an estimate of the raw material and production costs, however, on review of such project costs, we revised our estimate and now currently expect that this project will result in a loss of €5.17 million. We continue to work in conjunction with Exolum to source grant funding given that this will be the first demonstrator plant of its kind in Spain. Based on our previous record with grant awards, we would expect any such award to offset a significant portion of the expected losses, although there can be no assurance, we will receive any such grant awards. We continue to review the project costs but given current information, we have recorded an onerous contract provision of €5.17 million during 2022, which reflects the Group’s best estimate at this time of the total expected contract loss. The increase in provisions has been recorded in “cost of sales”. This project has been of significant value in building our Iberian pipeline and we believe that any loss (if we are unable to offset it with grants) will be offset by the business opportunities created for the Company.

For the twelve months ended December 31, 2022, Parent generated a total comprehensive loss of €27.35 million, primarily consisting of administration expenses of €18.42 million, research and development expenditure of €0.91 million, share based payment expense of €3.51 million, impairment charge related to property, plant and equipment of €3.32 million and cost of sales of €8.77 million, partially mitigated by €7.62 million of fair value gains on its derivative financial instruments (Warrants) and a foreign exchange gain of approximately €1.38 million generated during the period. The above impairment charge related specifically to our internally generated hydrogen production plants. An impairment test was conducted when an indication of impairment was identified by management.

For the twelve months ended December 31, 2021, Parent generated total comprehensive loss of €23.56 million, primarily consisting of administration expenses of €7.51 million, research and development expenditure of €0.18 million, share based payment credit of €0.8 million and €28.3 million of fair value gains on derivative financial instruments (Warrants). In addition, a foreign exchange gain of €2.3 million generated.

For the twelve months ended December 31, 2022, there was no cost of revenue, except for the above onerous contract provision recorded for Exolum (€5.17 million), further contract loss provisions recorded for two other projects that had not commenced by December 31, 2022 (€3.2 million) and the cost of scraped materials through the normal production cycle of €0.36 million. Once Fusion Fuel commences internal commercial production, cost of revenue is expected to include direct parts, material and labor costs, manufacturing overhead, including amortized tooling costs and depreciation of facilities, cost of hydrogen production, shipping and logistics costs and reserves for estimated warranty expenses.

For the twelve months ended December 31, 2021, there was no cost of revenue.

For the twelve months ended December 31, 2022, and 2021, R&D expenses consisted of €2.83 million and €0.93 million, respectively, primarily consisting of:

●	Fees paid to third parties such as consultants and contractors for outside development;

●	Expenses related to materials, supplies and third-party services;

●	Personnel-related expenses, including salaries, and benefits, for personnel in the engineering and research functions; and

●	Depreciation for prototyping equipment and R&D facilities.

We expect R&D costs to gradually increase for the foreseeable future as we progress on projects due to continued investment in R&D activities to achieve our business plans.

Parent has funded the activities of the Fusion Fuel business using its own reserve of capital. To date, no grant amounts claimed have been received and these are still under review. Subsequent to December 31, 2022, VAT receipts of €2.23 million have been received.

Key Factors Affecting Operating Results

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of the Annual Report titled “Risk Factors.”

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

As a consequence of the transactions with HL, Parent became an SEC-registered public company and its class A ordinary shares and Warrants are listed on Nasdaq, which has required Parent and Fusion Fuel Portugal, as the operating company, to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Parent and Fusion Fuel Portugal each expect to incur additional annual expenses as a result of Parent becoming an SEC-registered and Nasdaq-listed public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Launch of Fusion Fuel’s Hydrogen Generator, the HEVO-Solar, and First Green Hydrogen  Plants

Fusion Fuel expects to derive revenue from the development of its first green hydrogen plant - the Evora Project (H2Evora & GreenGas). Prior to installing any HEVO-Solar units, Fusion Fuel was required to obtain all the construction permits, hydrogen production licenses and land rental agreements (the “Plant Permits”) for any such plant. H2Evora consists of 15 HEVO-Solar generators armed with Fusion Fuel’s 2021 generation of the HEVO micro-electrolyzer. H2Evora also includes state-of-the-art hydrogen purification, compression and storage systems, as well as a Ballard fuel cell to convert the green hydrogen into electricity to be fed into the national grid. Installation at H2Evora is complete and our HEVO-Solar generators have been operating continuously since late 2021. The facility received formal commissioning during the fourth quarter of 2022. This was not only the first plant to create green hydrogen in Iberia, but also the first plant producing and using green hydrogen as an energy storage medium all in one integrated facility.

On November 10, 2022, the Company announced that it had successfully commissioned its H2Évora plant. The demonstration project, comprised of 15 HEVO-Solar units and associated balance of plant equipment, will produce 15 tons of green hydrogen per year and avoid the emission of 135 tons of CO2 annually. The facility includes a 200-kilowatt FCwaveTM fuel cell module supplied by Ballard Power Systems (“Ballard”), which is used to convert its green hydrogen into electricity, enabling Fusion Fuel to sell power into the electric grid during periods of peak demand. We believe the integration of Fusion Fuel’s solar-to-hydrogen HEVO solution and Ballard’s fuel cell technology is a powerful proof of concept for the use of hydrogen as a flexible energy storage vector and off-grid power supply. This facility serves both as a source of some revenue to the company but most critically as a testing site for new generations of our technology.

The GreenGas project consists of 40 HEVO-Solar generators which will produce approximately 45 tons of green hydrogen per year. A portion of the HEVO-Solar generators will be outfitted with the next generation HEVO-Night, which will unlock the production of green hydrogen using renewable energy sources overnight or during periods of low or no solar irradiation. The GreenGas plant will be connected to the Autonomous Regasification Unit of the City of Evora. The green hydrogen produced will demonstrate two use-cases:

●

Direct injection into the Evora natural gas network to pilot hydrogen blending. All of the solar tracker structures are already in place, and we are waiting on deployment of the HEVO micro-electrolyzers as well as some Balance of Plant equipment.

●	Compression and bottling in cylinders for sale to industrial and mobility users.

This will be Portugal’s first utility-scale project to produce green hydrogen from solar energy and blend green hydrogen at scale into a local natural gas distribution network. Installation of this facility is currently underway.

During the third quarter of 2022, Fusion Fuel commenced construction work on its first third-party technology sale. Fusion Fuel and Exolum will develop a turnkey solar-to-hydrogen plant to supply green hydrogen to Madrid, Spain. Exolum is a leading supplier of specialist storage, handling and transport for bulk liquids and gases, with one of the most comprehensive ranges of tankage in Europe. The project will have 21 HEVO-Solar units along with a co-located refueling station, which will serve as proof of concept of hydrogen for mobility applications. This facility will also feature the latest generation HEVO micro-electrolyzer capable of leveraging other sources of renewable energy to produce green hydrogen overnight and during periods of low solar radiation, which are expected to double the productive output of the facility. The construction of this solar-to-hydrogen plant is expected to be completed during the first quarter of 2023 with commissioning expected to take place during the same quarter.

Fusion Fuel will begin construction work on its second and larger hydrogen plant, known as the HEVO-Sul Project, which, in addition to requiring the same Plant Permits, is also expected to require approximately €12m of capital expenditure which we expect to utilize working capital for such expenditures. The project has already been granted the required environmental permits from the applicable Portuguese permitting agency and a final investment decision is expected in the first half of 2023. The HEVO-Sul project consists of 178 HEVO-Solars located in Sines, Portugal.

Grant funding of €4.3 million has been approved for our HEVO-Sul project which has a total projected cost of approximately €12 million. The grant is expected to be received throughout the execution life of the project which is expected to be in 2023. We expect the installation of the systems for this project to occur throughout 2023 once construction permits have been approved and granted, which is expected to occur during the first half of 2023.

On October 6, 2022, the Company announced that it had entered into a technology sale agreement with KEME Energy (“KEME”) to supply its solar-to-hydrogen system for a 1.22 MW green hydrogen project located in Sines, Portugal. The two companies had previously announced the execution of a collaboration agreement in February 2022. The project, which secured a €2.4 million grant from Portugal’s POSEUR programme in late 2021, will be developed in ZILS, the Sines Industrial and Logistics Zone, and will consist of 62 HEVO-Solar trackers that will generate an estimated 77 tonnes of green hydrogen per year. The hydrogen produced is expected to help meet local demand from customers in the nascent hydrogen mobility sector. Fusion Fuel expects to begin construction of the facility in the second quarter of 2023 and achieve commercial operation in the second half of 2023.

On November 18, 2022, the Company announced that it had entered into a commercial agreement with Duferco Energia SpA (“Duferco”) to jointly develop the green hydrogen ecosystem in Italy and select markets in the MENA region. A subsidiary of Duferco Group, the multinational steel and commodity trading company, Duferco Energia is focused on the management of energy production assets and marketing of energy services. The companies expect to leverage Duferco’s local sales network, knowledge of local markets, and deep shipping and logistics expertise to develop a pipeline of development opportunities and turnkey technology-sale projects. The inaugural project under the agreement is a 1.25 MW green hydrogen pilot project to be developed at Duferco’s industrial site in Giammoro, Sicily. Fusion Fuel is expected to supply 50 of its HEVO-Solar trackers for the proposed project, which would be installed in the first half of 2024. The facility would produce roughly 46 tonnes of green hydrogen per year which would be used to power a molten carbonate fuel cell system, adding a unique and innovative aspect to the project.

On November 21, 2022, the Company announced that four projects in Spain, in which the Company is involved as a technology provider, have been pre-selected for up to €12.9 million in grant funding. If successful, the grants will be awarded through the H2 Pioneros Program, which has a current year budget of €150 million and aims to support commercial projects across the renewable hydrogen value chain. H2 Pioneros is one of the first funding calls under the Strategic Projects for Economic Recovery and Transformation (“PERTE”) program, a €6.9 billion financing tool created under Spain’s recovery and resilience facility, to support projects and initiatives in renewable energy, green hydrogen, and energy storage. Fusion Fuel is expected to supply a total of 423 HEVO-Solar units to the four projects, equivalent to 10.5 MW of electrolysis capacity, which would reach final investment decision in 2023 and be delivered on a turnkey basis in 2024. These four projects are expected to generate €31.7 million in revenue, of which an estimated €16.4 million would be earned by Fusion Fuel from the sale of Fusion Fuel technology. All four projects have secured land for their respective development, and the companies expect to commence permitting once the terms of acceptance for the grants are signed. Three of the projects are focused on hydrogen refueling, a reflection of Fusion Fuel’s strategic focus on the development of a mobility backbone throughout Iberia, while the fourth will produce green hydrogen for local industrial use.

On November 23, 2022, the Company announced its entry into the centralized electrolyzer market with the introduction of its HEVO-Chain solution. The HEVO-Chain is a revolutionary innovation in the design of centralized PEM electrolyzers. Rather than relying on a traditional cell-stack, the HEVO-Chain builds off Fusion Fuel’s proprietary HEVO architecture, enabling the system to operate at higher efficiency – roughly 49 kWh / kg of hydrogen – and avoid the losses that stem from more conventional electrolyzer stack designs. Each HEVO-Chain hydrogen unit consists of 16 HEVO micro-electrolyzers interconnected along a string, representing 11.2 kW of electrolysis capacity and outputting 5.6 kg of hydrogen per day at a pressure of 4 bar. A planned second-generation unit is expected to increase the pressure at the outlet to 20-30 bar, among additional improvements. As with the HEVO-Solar, the HEVO-Chain was built with modularity and scalability in mind – it is designed for a standard 19” rack cabinet, allowing for up to eight units to be integrated seamlessly alongside the power electronics and water purification system. The HEVO-Chain is currently undergoing comprehensive performance and reliability testing. The company expects the first HEVO-Chain units to enter commercial use in 2024.

On November 28, 2022, the Company and Electus Energy announced that the two companies had entered into an exclusive joint venture agreement to develop a large-scale green hydrogen project in Bakersfield, California. The proposed project is a roughly 75 MW solar-to-hydrogen facility using Fusion Fuel´s HEVO technology, capable of producing up to 9,300 tons of green hydrogen per year including nighttime operation. The project would require an estimated €175 million (or approximately $180 million) in capital investment, with a final investment decision expected in early 2024 and commissioning in the first half of 2025. Once operational, this project will provide enough hydrogen fuel to support over 1,000 Class 8 trucks or buses per day. The companies have already entered into a land-lease agreement to secure 320 acres in Kern County, California for the project's development. Fusion Fuel has engaged Black & Veatch to perform a concept study and is also working with Cornerstone Engineering and Headwaters Solutions.

Any delays in the successful completion of the above projects will impact Fusion Fuel’s ability to generate revenue.

Fusion Fuel has received interest in its technology both from parties interested in developing their own hydrogen production plants, as well as parties interested in purchasing green hydrogen as an end product. This interest comes from companies both within and outside of Portugal. Although Fusion Fuel expects the pipeline of its announced projects to be an indicator of future performance, there can be no guarantees that any of the projects will succeed, be completed or that any additional projects will be announced.

B.	Liquidity and Capital Resources

As indicated in the accompanying audited financial statements of Parent, at December 31, 2022, Parent had a cash position of €8.2 million, which included €2.9 million of restricted cash. This €2.9 million is deemed restricted as it can only be used on specific projects so is not readily available to be spent on operating expenses. In addition, Parent had other assets of approximately €57.20 million, liabilities of approximately €36 million and no open tax obligations. Our cash position was funded primarily from the net proceeds generated from the HL merger and the concurrent private placement financing that closed on December 10, 2020, proceeds of approximately $10.05 million from the exercise of warrants during the first quarter of 2021, and proceeds of approximately $3.69 million from the sales of class A ordinary shares under an At the Market Issuance Sales Agreement (“the ATM”), see further discussion below. In addition, we received €3.38 million in grant funding in December 2022.

Parent’s assets, in addition to cash and cash equivalents, consist of advances to suppliers in the amount of €1.92 million, which consists mostly of amounts required to secure the future supply of raw materials and equipment for our hydrogen production plants. Parent’s liabilities consist of accounts payable to suppliers in the amount of €6.15 million, accruals in the amount of €1.93 million, provisions of €8.40 million and warrants in the amount of €7.65 million. The Group has no external debt as of December 31, 2022.

In a prior period, a subsidiary of the Group entered into an agreement with MagP, a related party, to deliver equipment, materials and assembling services in relation to the Groups other ongoing production facilities. At the beginning of 2023, the parties agreed to remove the yearly minimum commitment and provide the quantities to be produced on a quarterly basis.

During 2021, the Group extended a participating loan to finance the growth and working capital needs of Fusion Fuel Spain S.L, an entity in which the Company has joint control. This loan facility has a term of five years and the maximum amount that can be drawn down is €2 million. €0.2 million (2021: €nil) had been drawn down during the twelve month period ended December 31, 2022 and the costs paid by the Group on behalf of Fusion Fuel Spain, €0.63 million (2021: €0.63 million), have been treated as an advancement of this loan for accounting purposes. An amount of €0.74 million had yet to be drawn down at December 31, 2022.

In February 2022, the Company announced that its wholly owned subsidiary, Fusion Fuel Portugal, S.A. secured nearly €10 million in grants for its industrial production facility in Benavente. Under this grant agreement, the funding is split into two components: direct financial support for eligible expenses and tax credits available to the company over a period of several years. The funding is provided to the Company as reimbursement of expenses incurred by the Company in connection with the project and is paid to the Company after it has spent such amounts but no further conditions or approvals are necessary for the Company to receive the reimbursements.

On August 18, 2022, the Company announced that it had received confirmation from the Portuguese government that it will receive an estimated €10 million grant as part of Component 14 (“C-14”) of the Portuguese Recovery and Resilience Plan to develop its 6.6MW HEVO-Industria green hydrogen project in Sines, Portugal. C-14 is focused on accelerating the energy transition by supporting the production of hydrogen and other renewable gases.

On December 7, 2022, Parent announced that it had been approved for a total of €36 million in grant funding for its “Sines Green Hydrogen Valley Alliance” through Component 5 (“C-05”) of Portugal´s Recovery and Resilience Plan. The component – Mobilizing Agendas for Business Innovation – is intended to align stakeholders from across the entire value chain to develop the domestic green hydrogen ecosystem. The company had previously disclosed that it had been selected for financing awards, subject to further negotiations with the Agenda Coordination Commission. These discussions have now been concluded and Fusion Fuel has submitted the respective award contract duly signed and expects to receive the award by mid-January 2023.

Of the €36 million awarded to the consortium, €22.5 million will be allocated to Fusion Fuel’s H2 HEVO-SINES project, a 3,000 HEVO-Solar facility – equivalent to 75 MW of electrolysis capacity – that will be developed, owned, and operated by the company. Fusion Fuel has already secured 121 hectares of land within the Sines area for the development of the project, which is expected to reach final investment decision and commence construction in 2024. The green hydrogen to be produced is expected to be used in decarbonizing local industry, mobility applications, and for blending into the natural gas grid. Another €3.5 million will be allocated to Fusion Fuel to fund research and development of its proprietary electrolysis technology. The balance of the funding will be allocated to other projects within Fusion Fuel’s consortium for which the Company is a technology partner, including those sponsored by KEME Energy, Transition2Green, and HyLAB Collaborative Laboratory.

At the Market Issuance Sales Agreement

On June 6, 2022, Parent entered into an At the Market Issuance Sales Agreement (the “ATM”) with B. Riley Securities, Inc., Fearnley Securities Inc., and H.C. Wainwright & Co., LLC, pursuant to which the Company may offer and sell, from time to time, through or to the agents, acting as agent or principal, class A ordinary shares of the Company having an aggregate offering price of up to $30 million. During 2022, we sold 681,926 class A ordinary shares for net proceeds of $3,685,792 at an average sales price of $6.10 per share. We paid $681,926 in commissions to the agents in connection with these sales. During 2023 to date, we sold an additional 726,851 class A ordinary shares for net proceeds of $2,599,144 at an average sales price of $3.91 per share. We paid $77,974 in commissions to the agents in connection with these sales.

Management is of the opinion that the Company’s working capital at December 31, 2022, and the receipt of debt or equity funding, the receipt of grant funding that has been awarded and scheduled project related revenues will provide sufficient liquidity to fund operations for at least one year after the date the financial statements are issued. In making this assessment, management has considered the Group’s available cash resources, future financing options available to the Group, the planned operations of the Group and the ability to adjust its plans if required.

The Group expects to seek additional funding in order to continue to fund its operations through the end of 2023 and beyond. The Group expects to seek additional funding through public or private financing of debt or equity or through strategic partnerships. The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial conditions and ability to pursue its business strategies. If the Group is unable to obtain funding, the Group could be forced to delay, reduce, or eliminate some or all of its research and development programs or strategic partnerships efforts, which could adversely affect its business prospects, or the Group may be unable to continue operations. Although management intends to pursue plans to obtain additional funding to finance its operations, there is no assurance that the Group will be successful in obtaining sufficient funding on terms acceptable to the Group to fund continuing operations, if at all.

C.	Research and Development, Patents and Licenses, etc.

Fusion Fuel’s industry and business require continuous innovation and improvement. To this end, the R&D team has already designed the next two generations of the HEVO-Solar which, subject to necessary funding, the Company expects to develop. This innovation aims at not only improving the efficiency of the product, but also reducing the costs of production. Likewise, the HEVO-Chain is not only going through the testing required to put the first generation into commercial operation, but the next generation with a higher output pressure is also already being worked on.

Continuous R&D is a core part of the ongoing strategy for Fusion Fuel. For more information about Fusion Fuel’s R&D, see Item 4 “Business Overview – Research and Development” in the Annual Report.

D.	Trend Information

Other than the risks described in Item 3.D. “Risk Factors” of the Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2022 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

Parent does not have any off-balance sheet arrangements as of December 31, 2022.

F.	Contractual Obligations

Fusion Fuel Portugal has a Production Agreement with MagP pursuant to which MagP guarantees the transformation of materials provided by Fusion Fuel Portugal for the CPV solar trackers used in Fusion Fuel’s HEVO-Solars. The current production quantities to be produced are agreed between both parties quarterly in advance. Fusion Fuel does not have any financial obligations under this contract, contingent or otherwise, as the contract provides that MagP is to deliver a fixed number of Trackers, as agreed between both parties. A fixed cost per Tracker to be supplied by MagP is also stipulated in the contract. For more information relating to the contracts with MagP, see “Related Party Transactions” in the Annual Report.

During 2022, the Board of Directors approved the installation of multiple production lines at the Group’s production facility at Benavente. The Group has signed agreements amounting to €18.3 million relating to the design, fit-out and installation of multiple production lines. At December 31, 2022, the Group had capital commitments of €12.4 million (2021: €nil) of which €6.4 million fall due for repayment during 2023. During 2023, the Group has already paid €1.3 million of this amount..

G.	Safe Harbor

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Note Regarding Forward-Looking Statements” above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this Annual Report.

Name	Age	Position
Jeffrey E. Schwarz	64	Chairman of the Board(1)(2)(3)
Frederico Figueira de Chaves	39	Co-Head of Executive Committee, Chief Financial Officer and Director
João Teixeira Wahnon	53	Chief of Business Development Officer and Director
Jaime Silva	55	Chief Technology Officer and Director
Theresa Jester	65	Director(1)(2)(3)
Rune Magnus Lundetrae	46	Director(1)(2)(3)
Alla Jezmir	42	Director(1)(2)(3)
Zachary Steele	39	Co-Head of Executive Committee, Co-President of Fusion Fuel USA
Jason Baran	41	Co-President of Fusion Fuel USA
David Lovell	67	Chief Executive Officer of Fusion Fuel Australia
Mario Garma	46	Chief Engineering Officer
Andre Antunes	44	Chief Production Officer

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

Alla Jezmir became a Director of Parent as of December 4, 2020, which was the date that Parent’s board of directors approved the closing of the Transactions. Ms. Jezmir currently serves as Advisor at Earthrise Energy, an Arlington, VA based company focused on accelerating the energy transition. From 2019 to 2023, she served as Executive Vice President, Corporate and Business Development at Earthrise. From 2013 to 2019, Ms. Jezmir served in progressively senior roles, most recently as Managing Director, at CCM Energy, the clean energy investment division of CCM Group, a real estate firm. From 2015 to 2019, Ms. Jezmir was Principal and founding team member of Traverse Venture Partners, an investment platform launched out of CCM to back entrepreneurs transforming the real estate industry. Prior to these roles, she served as Project Manager in the Business Development group at The AES Corporation from 2010 to 2012. At AES, she steered the development of its Global Gas Program, served on the Internal Review Team, and supported project development for the company’s award-winning energy storage group. As Principal of the Green Portfolio at Calvert Impact Capital from 2009 to 2010, Ms. Jezmir led the organization’s Green Initiative, investing in community development organizations across the globe that address social and environmental disparities. From 2009 to 2018, she co-founded and served as Board Chair of EGG-energy, a company that delivered solar energy to Tanzanian households and small enterprises lacking access to the power grid. Ms. Jezmir holds an MBA from Harvard Business School, an MPA from the Harvard Kennedy School of Government, and a BSBA from Washington University in St. Louis. She serves on the Board of the Clean Energy Leadership Institute (CELI), is a Term Member at the Council on Foreign Relations and founding member of the Leadership Now Project. We believe Ms. Jezmir is well qualified to serve as a director due to her experience in the clean energy industry and in early-stage companies.

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

Frederico Figueira de Chaves is Co-Head of Fusion Fuel´s Executive Committee as well as Group Chief Financial Officer and Director. He became the Chief Financial Officer and a Director of Parent on June 3, 2020. Mr. Figueira de Chaves has been a shareholder and member of the Board of Directors of Fusion Welcome, S.A. since 2018 and is also a member of Key Family Holdings Investments, a minority shareholder of Fusion Fuel and Negordy S.A., S.A. From 2006 to the end of 2019, he held various senior positions (Managing Director level) at UBS AG, including UBS Asset Management Head of Sales Management & Marketing, AM Head of Wealth Management Distribution, Chief of Staff to Asset Management CEO, Chief of Staff to UBS Group COO & Head of EMEA, among others. Mr. Figueira de Chaves holds a master’s degree in Economics from Edinburgh University. We believe Mr. Figueira de Chaves is well-qualified to serve as a director due to his experience in developing and running new business lines at UBS AG, his financial services background and network, and his knowledge of the Fusion Fuel strategy, business, and supply chain.

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

Parent’s board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office for the first class of directors, consisting of Jeffrey E. Schwarz, João Teixeira Wahnon, and Jaime Silva, will expire at Parent’s annual general meeting of shareholders in 2023. The term of office for the second class of directors, consisting of Frederico Figueira de Chaves and Theresa Jester, will expire at Parent’s annual general meeting of shareholders in 2024. The term of office for the third class of directors, consisting of Rune Magnus Lundetrae and Alla Jezmir, will expire at Parent’s annual general meeting of shareholders in 2025.

B. Compensation

Executive Officer Compensation

The aggregate amount of compensation paid by Fusion Fuel to its Executive Officers named above in fiscal 2022 was €5.0 million. Each Executive Officer currently receives a total of €0.18 million   of gross fixed annual compensation plus certain short- and long-term benefits. The benefits issued by Fusion Fuel are dictated by the country of residence of each Executive Officer.

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

Non-executive Director Compensation

At the beginning of 2022, the compensation committee undertook a review of the compensation rates in place for the non-executive directors. Based on such review, the Board adopted following changes to the compensation amounts for fiscal 2022 and for future periods for their service on Parent’s board  :

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

The figures above remain in place for fiscal 2023.

The cash compensation is payable quarterly in advance to Parent’s non-executive directors.

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

C. Board Practices

Director Term of Office

Parent’s board of directors has three classes of directors with staggered terms, with each director serving for up to three years until his or her successor is designated and qualified. During such term, our shareholders will have no power to remove directors without cause. The directors have been assigned classes as follows:

Jeffrey E. Schwarz	Class III
João Teixeira Wahnon	Class III
Jaime Silva	Class III
Frederico Figueira de Chaves	Class I
Theresa Jester	Class I
Rune Magnus Lundetrae	Class II
Alla Jezmir	Class II

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

Guidelines for Selecting Director Nominees

The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in the nominating committee charter, generally provide that nominees:

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

Compensation Committee Information

In connection with the consummation of the Transactions, Parent established a compensation committee of the board of directors. The compensation committee consists of Ms. Jezmir and Jester and Messrs. Lundetrae, and Schwarz (ex officio), each of whom is independent under the applicable Nasdaq listing standards. The committee recommended that Ms. Jester be appointed Chair of the Sub-Committee and the Board subsequently approved the recommendation. The compensation committee adopted a written charter on December 4, 2020, which has been posted to Parent’s website at ir.fusion-fuel.eu/corporate-governance/governance-documents. The purpose of the compensation committee is to facilitate the Board’s discharge of its responsibilities relating to reviewing and approving compensation paid to Parent’s officers and directors and administering Parent’s incentive compensation plans, including authority to make and modify awards under such plans.

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

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership based on 14,532,499 Class A Ordinary Shares outstanding as of April 28, 2023   , based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of the voting power of our outstanding Class A Ordinary Shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

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

Name and Address of Beneficial Owner (1)	Class A Shares	% Total Voting Power
Officers and Directors
Jeffrey Schwarz (2)	1,595,505	10.30%
Rune Magnus Lundetrae (3)	52,128	*
Alla Jezmir (4)	31,467	*
Theresa Jester (5)	26,467	*
João Teixeira Wahnon (6)	233,167	1.59%
Frederico Figueira de Chaves (7)	500,111	3.38%
Jaime Silva (8)	71,667	*
André Antunes	667	*
Mario Garma	2,400	*
David Lovell	3,333	*
Zachary Steele	75,000	*
Jason Baran	75,000	*
Gavin Jones	1,006	*
All	2,667,917	17.59%

Greater than 5% Shareholders
Negordy Investments, S.A. (9)	3,187,500	19.77%
Wendy Schwarz (10)	791,989	5.23%
MAK Capital Fund LP (11)	3,113,850	19.99%

*	Less than 1%.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Fusion Fuel Green PLC, The Victorians, 15-18 Earlsfort Terrace, Saint Kevin’s, Dublin 2, D02 YX28, Ireland.

(2)	Includes 910,892 Class A Ordinary Shares underlying Warrants and 45,372 options currently exercisable into Class A Ordinary Shares. Does not include shares held by Wendy Schwarz, Benjamin Schwarz, or the Jeffrey Schwarz Children’s Trust, a trust for the benefit of Mr. Schwarz’s children, because Mr. Schwarz has neither voting nor investment power over such shares. Mr. Schwarz disclaims beneficial ownership over such shares except to the extent of his pecuniary interest therein.

(3)	Includes 30,248 Class A Ordinary Shares issuable upon exercise of currently exercisable options.

(4)	Includes 26,467 Class A Ordinary Shares issuable upon exercise of currently exercisable options and 5,000 Class A Ordinary Shares issuable as partial compensation for service as a non-employee director of Parent, pursuant to the director appointment agreement between Parent and Ms. Jezmir.

(5)	Includes 26,467 Class A Ordinary Shares issuable upon exercise of currently exercisable options.

(6)	Represents securities held by Numberbubble, S.A., an entity controlled by Mr. Teixeira Wahnon. Mr. Teixeira Wahnon disclaims beneficial interest of such securities except to the extent of his pecuniary interest therein. Includes 80,750 Class A Ordinary Shares underlying Warrants. In addition, Mr. Teixeira has 71,667 options & RSUs currently exercisable into Class A Ordinary Shares.

(7)	Represents securities held by Key Family Holding Investimentos e Consultoria de Gestão, Lda. (“KFH”), an entity jointly owned and controlled by Mr. Figueira de Chaves and his brother. Mr. Figueira de Chaves disclaims beneficial interest of such securities except to the extent of his pecuniary interest therein. Includes 206,125 Class A Ordinary Shares underlying Warrants. Mr. Figueira de Chaves has 71,667 options and restricted stock units currently exercisable into Class A Ordinary Shares.

(8)	Includes 71,667 Class A Ordinary Shares issuable upon options and restricted stock units currently exercisable into Class A Ordinary Shares.

(9)	Represents securities held by Negordy Investments, S.A. There are four shareholders of Negordy Investments, S.A., none of which has voting or dispositive control over the securities held thereby. The voting and dispositive decisions regarding the portfolio securities of Negordy Investments, S.A. require unanimous approval of shareholders of Negordy Investments , S.A. The business address of Negordy Investments , S.A. is Rua da Fábrica S/N, Almargem do Bispo, Portugal. Includes 1,593,750 Class A Ordinary Shares underlying Warrants.

(10)	Includes 610,892 Class A Ordinary Shares underlying Warrants. Does not include shares held by Jeffrey Schwarz, Benjamin Schwarz, or the Jeffrey Schwarz Children’s Trust because Ms. Schwarz has neither voting nor investment power over such shares. Ms. Schwarz disclaims beneficial ownership over such shares except to the extent of her pecuniary interest therein.

(11)	Includes 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants. The Class A Ordinary Shares and Warrants are held by MAK Capital Fund LP (“MAK Fund”), of which MAK Capital One LLC (“MAK Capital”) serves as investment manager. Mr. Michael A. Kaufman is the managing member of MAK Capital. The principal business address of MAK Capital Fund LP is c/o Wakefield Quin, Victoria Street, Bermuda. The principal business address of MAK Capital and Mr. Kaufman is 590 Madison Avenue, Suite 2401, New York, NY 10022. Information derived from a Schedule 13D/A filed on April 5, 2022.

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

Under the Production Agreement, MagP guarantees to supply to Fusion Fuel all materials and installations for 1,100 Trackers over a 12-month period which commenced at the beginning of 2021. The original contract entered into between MagP and Fusion Fuel had a total contract value of €25.8 million, included in which was a 10% down payment due on execution of the contract. The remaining value of the contract included milestone payments achieved on the completion of a defined quantity of Solar Concentrators, Receivers and Modules. In addition, 5% of the contract value was payable on supply of the 1,100 Trackers. This contract also set out the terms and conditions around the materials that would be used by MagP to assemble and install the Trackers. The contract stipulated that Fusion Fuel would purchase the materials and then transfer them to MagP for assembly and installation. Effective from January 1, 2022, this contract was amended to both reduce the quantity of Trackers to be supplied by MagP and to change the pricing. The quantity was reduced to 700 and the price for assembling the materials for each Tracker was agreed at €7,000 per Tracker. The yearly minimum commitment under this contract became €4.9 million as a result of these amendments. If Fusion Fuel requests MagP to postpone or delay production, the commitment to pay the full value of the minimum contract value remains. From January 1, 2022 through December 31, 2022, Fusion Fuel has incurred an aggregate of €4.63 million for services provided by MagP under the Production Agreement.   At the beginning of 2023, the parties agreed to remove the yearly minimum commitment and provide the quantities to be produced on a quarterly basis.

Fusion Fuel Portugal entered into two contracts with MagP regarding the development of its Evora project, one for each phase of the project. The contracts include the production and delivery of units to the hydrogen plant and the warranties related to these units. From January 1, 2022 through December 31, 2022, Fusion Fuel has incurred an aggregate of €0.22 million for services provided by MagP under the Evora Agreements.

The provision for services contract had an effective date of January 1, 2021. The following services are provided by MagP under this contract: purchasing & logistics, maintenance, general administrative services and certain research and development activities. The monthly fee charged by MagP under this contract is €35,150. On January 1, 2022, this contract was amended to reduce the level of services provided by MagP. The revised monthly fee charged under the amended contract is now €34,650. During 2022, this contract was amended to further reduce the level of services provided by MagP. The revised monthly fee charged under the amended contract is now €21,450.

In 2020, Fusion Fuel entered into an IP Transfer Agreement with MagP which transferred all intellectual property rights to the technology associated with the Trackers implemented in the HEVO-Solars. This provided Fusion Fuel with full ownership of the products created by MagP as described in the IP Transfer Agreement, and provides that MagP will do all work associated with adapting its CPV module, solar tracker and other components required for its technology to be compatible with Fusion Fuel’s proprietary HEVO-Solar technology. Under the IP Transfer Agreement, the total consideration to be paid by Fusion Fuel includes €1,000,000 for all rights to the technology to be paid in quarterly installments over one year, which commenced upon completion of the Transactions with the payment of the initial installment of €250,000, and a single payment of €900,000 for product and technology development costs, which was paid on the completion of the Transactions. Each such amount is subject to applicable VAT charges. Currently Fusion Fuel has the right to use such intellectual property but will not have full ownership of such intellectual property until all such payments are made. The first payments of €900,000 and first installment of €250,000, of this agreement were made in December of 2020. During 2021, Fusion Fuel made two subsequent payments of €250,000 each. The final payment of €250,000 was made in May 2022.

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

Related Party Loans

During 2022, Parent paid certain tax liabilities arising from the vesting of RSUs on behalf of three of its directors; Frederico Figueira de Chaves, João Wahnon and Jaime Silva. The individual liability for each of the three directors amounted to €27,098. All three directors repaid Parent before the end of 2022.

During 2021, the Company made a payment on behalf of Rune Lundetrae, a board member, amounting to €0.03 million. At December 31, 2022, this amount remained outstanding and was subsequently repaid on March 20, 2023.

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

Certain Fusion Fuel Shareholders who formerly held Class A shares of Fusion Fuel Portugal also had the right to receive their pro rata portion of up to an aggregate of 284,250 Class A Ordinary Shares and 284,250 Warrants upon the signing of agreements for the production and supply by Fusion Fuel Portugal or its affiliates of green hydrogen to certain purchasers (or, in the case of the first of such agreements, certain milestones with respect to performance under the agreement) prior to June 30, 2022. The total number of shares and warrants earnable for each such production agreement was to be equal to twenty percent of the net present value of the agreement divided by €10.73, representing the aggregate agreed value of one Class A Ordinary Share and one Warrant.

The parties agreed to a list of “qualifying counterparties” for purposes of the earnout. The aggregate number of Class A Ordinary Shares and Warrants earnable with respect to each project with a qualifying counterparty was equal to the quotient of (i) twenty percent (20%) of the net present value of the production agreement divided by (ii) €10.73, representing the aggregate agreed value of one Class A Ordinary Share and one Warrant. The “net present value” of a production agreement was equal to (x) the sum of the projected unlevered free cash flows of the project each year, using a discount rate of seven percent (7%), less (y) the projected initial investment for the project, assuming a two percent (2%) management fee and no contingency.

The milestones, and shares earnable, with respect to performance under the first production agreement were as follows: (i) two-fifths of the contingent consideration earnable for the first production agreement would be paid upon the signing of the production agreement; (ii) one-fifth of the contingent consideration earnable for the first production agreement would be paid upon commencement of operations under the production agreement; and (iv) two-fifths of the contingent consideration earnable for the first production agreement would be paid after ninety days of operation at ninety-five percent (95%) of nameplate capacity. For each subsequent production agreement, all contingent consideration earnable for such agreement would be paid when such agreement is signed.

On December 31, 2021, Parent, Fusion Welcome, and certain Fusion Fuel Shareholders (the “Forfeiting Shareholders”) constituting three of the four Fusion Fuel Shareholders entitled to contingent consideration under the Business Combination Agreement, entered into a Contingent Consideration Forfeiture Agreement (the “Forfeiture Agreement”), pursuant which the Forfeiting Shareholders agreed to forfeit their right to such contingent consideration. The forfeiture by the Forfeiting Shareholders pursuant to the Forfeiture Agreement had no effect on the fourth Fusion Fuel Shareholder, FalcFive, LDA, whose right to Contingent Consideration arising under the Business Combination Agreement remained in effect.

The milestones set forth above were not achieved by June 30, 2022. Accordingly, the right to receive the Contingent Consideration expired at such time.

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

The foregoing description is qualified in its entirety by the text of the Amended and Restated Stock Escrow Agreement, which is included as Exhibit 10.3 hereto and is incorporated herein by reference.

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

The foregoing description is qualified in its entirety by the text of the Amended and Restated Registration Rights Agreement, which is included as Exhibit 10.4 hereto and is incorporated herein by reference.

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

The foregoing description is qualified in its entirety by the text of the Novation Agreement and the Amended and Restated Warrant Agreement, which are included as Exhibits 4.3.1 and 4.3.2 hereto and are incorporated herein by reference.

At Market Issuance Sales Agreement

On June 6, 2022, Parent entered into an At Market Issuance Sales Agreement (the “ATM Agreement”) with B. Riley Securities, Inc., Fearnley Securities Inc. and H.C. Wainwright & Co., LLC, as the sales agents (each, an “Agent,” and together, the “Agents”), pursuant to which Parent may offer and sell, from time to time through or to the Agents, as sales agent or principal, its Class A ordinary shares (the “ATM Shares”) having an aggregate offering price of up to $30,000,000 (the “ATM Offering”).

Under the ATM Agreement, the Agents may sell ATM Shares by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act.

Parent will pay the Agents a commission of 3.0% of the aggregate gross sales prices of the ATM Shares. Parent will also reimburse the Agents for fees and disbursements of counsel to the Agents in an amount not to exceed $60,000 in connection with the signing of the Agreement and $5,000 per calendar quarter in connection with updates to the documentation provided under the ATM Agreement. A.G.P./Alliance Global Partners is acting as Parent’s financial advisor in connection with the ATM Offering, for which Parent will pay A.G.P./Alliance Global Partners certain advisory fees. Parent will receive a rebate against the commissions payable under the Agreement in an amount equal to such advisory fees.

Parent intends to use the net proceeds from the ATM Offering for working capital and general corporate purposes.

The Agreement contains customary representations and warranties, covenants and indemnification and contribution obligations, including indemnification and contribution for liabilities under the Securities Act. The ATM Agreement may be terminated (i) by Parent at any time in its sole discretion by giving five business days’ written notice to the Agents, (i) by an Agent, but solely with respect to such Agent’s participation in the ATM Offering, at any time in its sole discretion by giving notice to Parent if certain events have occurred, or (iii) by an Agent, but solely with respect to such Agent’s participation in the ATM Offering, at any time in its sole discretion by giving five business days’ written notice to the Company.

The Shares are being offered and sold pursuant to Parent’s effective shelf registration statement under the Securities Act on Form F-3 (File No. 333-264714), which was declared effective by the SEC on May 13, 2022, and the prospectus supplement relating to the Shares, dated June 6, 2022, which Parent filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act on June 6, 2022.

We sold an aggregate of 681,926 Class A ordinary shares under the ATM Agreement for net proceeds of $3,685,792 at an average sales price of $6.10 per share during the year ended December 31, 2022. We paid an aggregate of $110,574 in commissions to the Agents in connection with these sales.

The foregoing description is qualified in its entirety by the text of the ATM Agreement, which is included as Exhibit 10.6 hereto and is incorporated herein by reference.

Fusion Fuel Spain Shareholders Agreement

During 2021, the Group extended a participating loan to finance the growth and working capital needs of Fusion Fuel Spain S.L, an entity in which the Company has joint control. The arrangement is set forth in a Shareholders Agreement between the parties. The loan facility has a term of five years and the maximum amount that can be drawn down is €2 million . €0.20 million had been drawn down during the year ended December 31, 2022 and the costs paid by the Group on behalf of Fusion Fuel Spain, €0.43 million, have been treated as an advancement of this loan for accounting purposes. An amount of €0.74 million had yet to be drawn down at December 31, 2022.

The foregoing description is qualified in its entirety by the text of the Shareholders Agreement, which is included as Exhibit 10.17 hereto and is incorporated herein by reference.

Sale Leaseback

On December 16, 2022, the Company and its wholly owned subsidiary, Fusion Fuel Portugal, S.A. (the “Company Sub”), entered into a Promissory Sale and Purchase Agreement (the “Sale Agreement”) with SCPI Corum Eurion - Sucursal EM Portugal (“CORUM Eurion”), providing for a sale-leaseback transaction with respect to its electrolyzer manufacturing factory located in Vale Tripeiro Industrial Park in Benavente, Portugal (the “Property”), with the Company Sub as the seller and lessee and CORUM Eurion as the purchaser and lessor.

On December 20, 2022, the parties completed the transactions contemplated by the Sale Agreement. Subject to the terms and conditions of the Sale Agreement, the Company Sub sold, and CORUM Eurion purchased, the Property, for a purchase price of €9,325,000, less approximately €926,000 in holdbacks and approximately €868,631 in setoffs for amounts due by the Company Sub to CORUM Eurion under the related Lease Agreement (as defined below). The Company Sub agreed to take certain post-completion actions, including performing certain designated work on the Property. The holdbacks are to secure compliance with the obligation to perform such work and will be released to the Company Sub as the work is completed. If any of such work is not completed by the specified deadline set forth in the Sale Agreement, the corresponding portion of the holdback will be kept by CORUM Eurion. The Sale Agreement includes representations and warranties of the parties and other terms and conditions that are customary for agreements of its type.

At the completion of the transactions, the Company, as guarantor, and the Company Sub, as tenant, entered into a lease agreement (the “Lease Agreement”) with CORUM Eurion, as landlord, pursuant to which the Company Sub leased the Property back from CORUM Eurion. The Lease Agreement has an initial term of 20 years and automatically renews for an additional term of 10 years unless the Company Sub notifies CORUM Eurion of its election not to renew the lease at least 18 months prior to the end of the initial term. The Lease Agreement provides for a monthly rent of €50,000 (subject to annual increase based on the Portuguese consumer price index excluding housing). The Company Sub will bear all expenses, including utilities and property taxes, for the Property. To guarantee the fulfillment of its obligations under the Lease Agreement, the Company Sub made a cash deposit of €800,000 and delivered a bank guarantee of €100,000 (in each case, subject to annul review on the same basis as the rent). The Lease Agreement contains other terms and conditions that are customary for leases of its type.

The foregoing descriptions are qualified in their entirety by the text of the Sale Agreement and Lease Agreement, respectively, which are included as Exhibits 10.18 and 10.19 hereto and are incorporated herein by reference.

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

J. Options to Purchase Securities from Registrant

During the third quarter of 2021, Parent announced the adoption of the Fusion Fuel Green plc 2021 Equity Incentive Plan (the “Plan”). The purpose of the Plan is to provide Parent with the flexibility to issue share-based awards as part of an overall compensation package to attract and retain qualified personnel. Parent recorded share-based payment expenses of €3.51 million in 2022 related to the issuance of Restricted Share-Units (RSUs) and options to its directors, employees and consultants.   The RSUs and options are estimated and measured at grant-date fair value and expensed through the income statement over their vesting period.

Parent believes its executive compensation program is designed to align compensation with Parent’s business objectives and the creation of shareholder value, while enabling Parent to attract, motivate and retain individuals who contribute to the long-term success of its business.

Under the Plan, two Executive Committee members were granted an aggregate of 50,000 Restricted Share Units (RSUs) during 2022, which vest over a three-year period.

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

The senior managers, all members of the Executive Committee, included in the option grant were Frederico Figueira de Chaves, Co-Head and Chief Financial Officer; Jaime Silva, Chief Technology Officer; Joao Teixeira Wahnon, Chief of Business Development; Zach Steele, Co-Head and Co-President (Americas) and Jason Baran, Chief Commercial Officer and Co-President (Americas).

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

Based on the foregoing, our principal executive officer and principal financial officer have concluded that as of December 31, 2022, our disclosure controls and procedures were not effective as a result of the material weaknesses in our internal control over financial reporting described below   .

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

Under the supervision and with the participation of management, including our principal executive and principal financial officers, we evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, based on criteria for effective internal control over financial reporting established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2022, due to the material weaknesses described below.

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

Our management identified material weaknesses in our internal control over financial reporting primarily related to (i) clearly defined control processes, roles and segregation of duties and sufficient financial reporting and accounting personnel within our business processes to ensure appropriate financial reporting, and (ii) the design and operating effectiveness of IT general controls for information systems that are significant to the preparation of our consolidated financial statements. The material weaknesses did not result in any identified misstatements to the financial statements.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as such report is not required for emerging growth companies.

Changes in Internal Control over Financial Reporting

We have worked to remediate the material weaknesses and other deficiencies referenced above. We re-designed key processes and included significant measures to develop an effective internal control over financial reporting. In implementing these processes, we have engaged the assistance of external advisors with expertise in these matters. Additionally, we have and continue to train our accounting and finance staff and hired financial reporting personnel to develop and implement appropriate internal controls and reporting procedures. These remediation measures, which continue as of December 31, 2022 have been time consuming and costly and there is no assurance that these initiatives will remediate all issues.

Except for as noted above, there were no changes in our internal control over financial reporting during the year ended December 31, 2022 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm for the years ended December 31, 2022 and December 31, 2021 was KPMG, Dublin, Ireland (Audit firm ID: 1116). Our audit committee of the board of directors pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement with respect to such services.

	12 Months ended December 31, 2022	12 Months ended December 31, 2021
KPMG
Audit Fees (1)	€357,250	€245,000
Taxation Fees	€-	€-
Other	€25,000	€-
Total	€382,250	€245,000

(1)	Audit Fees” consist of fees billed for professional services performed by KPMG for the audit of our annual financial statements, the review of interim financial information, and related services that are normally provided in connection with our public offerings and registration statements on Form F-3.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this Annual Report, “Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Our Audited Annual Consolidated Financial Statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit No.	Description	Included	Form	Filing Date
2.1	Amended and Restated Business Combination Agreement.	By Reference	F-4/A	November 5, 2020
3.1	Memorandum and Articles of Association of Fusion Fuel Green plc.	By Reference	20FR12B	December 17, 2020
4.1	Specimen Class A Ordinary Share Certificate of Fusion Fuel Green plc.	By Reference	F-4/A	October 9, 2020
4.2	Specimen Warrant Certificate of Fusion Fuel Green plc.	By Reference	F-4/A	October 9, 2020
4.3.1	Novation Agreement between HL Acquisitions Corp., Fusion Fuel Green plc, and Continental Stock Transfer & Trust Company.	By Reference	20FR12B	December 17, 2020
4.3.2	Amended and Restated Warrant Agreement between Fusion Fuel Green plc and Continental Stock Transfer & Trust Company.	By Reference	20FR12B	December 17, 2020
4.4	Description of Securities	Herewith	--	--
10.1	Form of Indemnification Agreement with Fusion Fuel Green plc’s directors and executive officers.	By Reference	F-4/A	November 5, 2020
10.2	Form of Managing Agreement between Fusion Welcome – Fuel, S.A. and its executive officers.	By Reference	F-4	August 12, 2020
10.3	Amended and Restated Stock Escrow Agreement between HL Acquisitions Corp., Fusion Fuel Green plc, certain former shareholders of HL Acquisitions Corp., and Continental Stock Transfer & Trust Company, dated December 10, 2020.	By Reference	20FR12B	December 17, 2020
10.4	Amended and Restated Registration Rights Agreement between HL Acquisitions Corp., Fusion Fuel Green plc, certain former shareholders of HL Acquisitions Corp., EarlyBirdCapital, Inc., and certain former shareholders of Fusion Welcome – Fuel, S.A., dated December 10, 2020.	By Reference	20FR12B	December 17, 2020

10.5	Indemnification Escrow Agreement between Fusion Fuel Green plc, Fusion Welcome – Fuel, S.A., Fusion Welcome, S.A., HL Acquisitions Corp., Jeffrey Schwarz, and Continental Stock Transfer & Trust Company, dated December 10, 2020.	By Reference	20FR12B	December 17, 2020
10.6	At Market Issuance Sales Agreement between Fusion Fuel Green plc, B. Riley Securities, Inc., Fearnley Securities Inc. and H.C. Wainwright & Co., LLC, dated June 6, 2022	By Reference	6-K	June 6, 2022
10.7	English Translation of Contract of Disposal of Intellectual Property between Fusion Welcome – Fuel, S.A. and MagP Invocao, S.A., dated September 13, 2018.	By Reference	F-4/A	September 21, 2020
10.8	English Translation of Amendment to Contract of Disposal of Intellectual Property, between Fusion Welcome – Fuel, S.A. and MagP Invocao, S.A., dated May 22, 2020.	By Reference	F-4/A	October 9, 2020
10.9	English Translation of Production Capacity Reservation, between Fusion Welcome – Fuel, S.A. and MagP Invocao, S.A., dated June 1, 2020.	By Reference	F-4/A	September 21, 2020
10.10	Sub-Lease Agreement, between Fusion Welcome – Fuel, S.A. and MagP Invocao, S.A., dated September 25, 2020.	By Reference	F-4/A	October 9, 2020
10.11	Special Eligibility Agreement for Securities, dated as of December 10, 2020, among the Depository Trust Company, Cede & Co., National Securities Clearing Corporation, Fusion Fuel Green plc, and Continental Stock Transfer & Trust Company.	By Reference	F-4/A	November 5, 2020
10.12	Form of Subscription Agreement of Fusion Fuel Green plc.	By Reference	F-4/A	October 9, 2020
10.13	Form of Non-Executive Director Appointment Letter.	By Reference	F-4/A	October 29, 2020
10.14	Employment Agreement between Fusion Fuel Green plc, Fusion Fuel USA, Inc., and Zachary Steele	By Reference	6-K	January 3, 2021
10.15	Employment Agreement between Fusion Fuel Green plc, Fusion Fuel USA, Inc., and Jason Baran	By Reference	6-K	January 3, 2021
10.16	Contingent Consideration Termination Agreement between Fusion Fuel Green plc, Fusion Welcome – Fuel, S.A., and certain shareholders of Fusion Welcome – Fuel, S.A.	By Reference	6-K	January 3, 2021
10.17***	Fusion Fuel Spain Shareholders Agreement	Herewith	--	--
10.18	Sale Agreement	Herewith	--	--
10.19	Lease Agreement	Herewith	--	--
21.1	List of Subsidiaries.	Herewith	--	--
23.1	Consent of KPMG LLP	Herewith	--	--
31.1	Certification of Principal Executive, Financial, and Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Herewith	--	--
32.1	Certification of Principal Executive, Financial, and Accounting Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Herewith	--	--
99.1	List of Relevant Territories for the Purposes of Irish Dividend Withholding Tax	Herewith	--	--

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101).

*	Management compensation contract, plan or arrangement.

**	Certain provisions of this exhibit have been omitted, as such provisions (i) are not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

***	Schedules and similar attachments to this exhibit are omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to provide a copy of any omitted schedule or attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Estoril, Portugal on the 16th day of May, 2023.

FUSION FUEL GREEN PLC

By:	/s/ Frederico Figueira de Chaves
Name:	Frederico Figueira de Chaves
Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Fusion Fuel Green plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Fusion Fuel Green plc and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations as of December 31, 2022, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Dublin, Ireland

May 15, 2023

F-1

FUSION FUEL GREEN PLC

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022

ITEM 18. FINANCIAL STATEMENTS

Consolidated statement of financial position

		As at December 31,
	Note	2022	2021
		€’000	€’000
Non-current assets
Property, plant and equipment	13	21,273	18,111
Intangible assets	12	5,350	3,847
Total non-current assets		26,623	21,958

Current assets
Inventory	9	22,336	3,685
Prepayments and other receivables	16	8,242	8,472
Financial asset investments at fair value through profit or loss	14	-	27,453
Cash and cash equivalents	15	8,164	7,681
Total current assets		38,742	47,291

Total assets		65,365	69,249

Non-current liabilities
Lease liability	8	7,651	411
Deferred income	18	2,925	-
Total non-current liabilities		10,576	411

Current liabilities
Trade and other payables	17	7,262	2,877
Provisions	19	8,403	-
Deferred income	18	186	-
Cost accruals		1,934	1,178
Derivative financial instruments – warrants	20	7,651	15,271
Total current liabilities		25,436	19,326

Total liabilities		36,012	19,737

Net assets		29,353	49,512

Equity
Share capital	20	2	2
Share premium		217,156	213,477
Share-based payments reserve		3,972	463
Retained earnings		(191,777)	(164,430)
Total equity		29,353	49,512

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated statement of profit or loss and other comprehensive income

		For the years ended December 31,
	Note	2022	2021	2020
		€’000	€’000	€’000
Revenue		-	-	-
Cost of sales – onerous contract provision	19	(8,403)	-	-
Cost of sales – write-off of inventory	9	(362)
Gross loss		(8,765)	-	-

Operating expenses
Other income		172	-	-
Administration expenses	5	(18,416)	(7,510)	(3,350)
Research and development expense		(908)	(182)	-
Share-based payment (expense)/ credit	7	(3,509)	841	(1,438)
Impairment of property, plant and equipment	13	(3,321)	-	-
Operating loss		(34,747)	(6,851)	(4,788)

Net finance income
Finance income	6	1,379	2,713	2
Interest receivable and similar income		25	-	-
Finance costs	6	(962)	(23)	(677)
Listing expenses		-	-	(177,146)
Derivative financial instruments at FVTPL	21	7,620	28,354	(521)
Net finance income/ (costs)		8,062	31,044	(178,342)

Share of losses of equity-accounted investees	11	(628)	(629)	-

(Loss) / profit before tax		(27,313)	23,564	(183,130)
Income tax expense	10	(34)	-	-
Total comprehensive (loss) / income for the year		(27,347)	23,564	(183,130)

Basic (loss)/ earnings per share	23	(2.05)	1.80	(68.53)

Diluted (loss)/ earnings per share	23	(2.05)	1.79	(68.53)

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated statement of changes in equity

For the year ended December 31, 2022

	Number of shares outstanding	Share capital	Share premium	Share-based payment reserve	Retained earnings	Total
		€’000	€’000	€’000	€’000	€’000

Balance at January 1, 2020	2,125,000	-	3	-	(2)	1
Loss during the year	-	-			(183,130)	(183,130)
Issue of share capital:
HL Acquisition Transaction	7,033,356	1	139,027	-	(3,566)	135,462
PIPE Financing	2,450,000	-	48,429	-	(1,430)	46,999
Exercise of warrants	445,861	-	4,178	-	-	4,178
Derecognition of warrant liability on exercise	-	-	2,416	-	-	2,416
Share based payments:
Equity-settled share-based compensation	-	-	-	1,438	-	1,438
Balance at December 31, 2020	12,054,217	1	194,053	1,438	(188,128)	7,364

Balance at January 1, 2021	12,054,217	1	194,053	1,438	(188,128)	7,364
Profit during the year	-	-	-	-	23,564	23,564
Total comprehensive income for the year	-	-	-	-	23,564	23,564
Issue of share capital:
Vesting of shares	10,000	-	-	(134)	134	-
Exercise of warrants	1,059,506	1	10,050	-	-	10,051
Derecognition of warrant liability on exercise	-	-	9,374	-	-	9,374
Share based payments:
Equity-settled share-based compensation	-	-	-	(841)	-	(841)
Balance at December 31, 2021	13,123,723	2	213,477	463	(164,430)	49,512

Balance at January 1, 2022	13,123,723	2	213,477	463	(164,430)	49,512
Loss during the year	-	-	-	-	(27,347)	(27,347)
Total comprehensive income for the year	-	-	-	-	(27,347)	(27,347)
Issue of share capital:
ATM – share sales	681,926	-	3,679	-	-	3,679
Share based payments:
Equity-settled share-based compensation	-	-	-	3,509	-	3,509
Balance at December 31, 2022	13,805,649	2	217,156	3,972	(191,777)	29,353

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated statement of cash flows

	For the years ended December 31
	2022	2021	2020
	€’000	€’000	€’000
Cash flows from operating activities
Net (loss)/ profit for the year	(27,347)	23,564	(183,130)
Adjusted for:
Share listing expenses	-	-	177,146
Equity settled share-based payment transactions	3,509	(841)	1,438
Fair value movement in warrants	(7,620)	(28,354)	521
Depreciation and amortization	1,002	351	-
Net finance income	(442)	(2,690)	675
Share of losses of equity-accounted investee	628	629	-
Impairment of property, plant and equipment	3,321	-	-
Onerous contract provision	8,403	-	-
Gain on sale of property, plant and equipment	(172)	-	-
Total Adjusted	(18,718)	(7,341)	(3,350)
Changes in working capital:
(Increase)/decrease in receivables	2,277	(5,218)	(2,204)
(Increase)/decrease in inventories	(18,651)	(3,685)	-
(Decrease)/increase in payables and accruals	5,303	1,588	1,374
Interest and similar expenses - paid	(62)	-	(8)
Net cash used by operating activities	(29,851)	(14,656)	(4,188)
Cash flows from investing activities
Payment for intellectual property from 2020 business combination	(250)	(500)	(1,150)
Purchase of property, plant and equipment	(8,588)	(16,615)	-
Proceeds from sale of property, plant and equipment	8,399	-	-
Development expenditure	(1,771)	(1,630)	(294)
Purchase of intangible assets – other	(80)	(19)	-
Purchase of financial assets	-	(44,328)	-
Proceeds from realisation of financial assets	27,892	18,224	-
Investment in equity-accounted investees	(640)	(629)	-
Net cash provided by investing activities	24,962	(45,497)	(1,444)
Cash flows from financing activities
Proceeds from issuance of shares	3,679	-	65,138
Transaction costs deducted from equity	-	-	(4,996)
Proceeds from warrants exercised	-	10,051	4,178
Payment of lease liabilities	(1,314)	(470)	-
Shareholder loan (repayment) / proceeds	-	-	(14)
Net cash provided by financing activities	2,365	9,581	64,306
Net (decrease)/increase in cash and cash equivalents	(2,524)	(50,572)	58,674
Cash and cash equivalents at beginning of year	7,681	58,007	-
Effects of movements in exchange rates on cash held	82	245	(667)
Cash and cash equivalents at end of year	5,239	7,681	58,007
Add restricted cash	2,925	-	-
Cash and cash equivalents at end of year including restricted cash	8,164	7,681	58,007

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the consolidated financial statements.

1.	Business activity

Fusion Fuel Green Public Limited Company (the “Parent” or the “Company”) was incorporated in Ireland on April 3, 2020. The Company and its subsidiaries are collectively referred to as the “Group”. The registered office of the Company is The Victorians, 15 - 18 Earlsfort Terrace, Saint Kevin’s, Dublin 2, D02 YX28, Ireland. The Company is domiciled in Ireland.

The Group’s mission is to produce hydrogen with zero carbon emissions, thereby contributing to a future of sustainable and affordable clean energy and the reversal of climate change. The hydrogen will be produced using renewable energy resulting in zero carbon emissions (“Green Hydrogen”) with components built in-house and using the know-how and accumulated experience of its team’s strategic and continuous investment in research and development (“R&D”) around solar technologies.

The Company has a well-established risk management process which is managed through its management team, finance committee and board of directors. The key risks are evaluated throughout the period with key business leaders tasked to manage each risk as required. These risks are assessed through a risk matrix which evaluates each risk’s impact and likelihood.

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

Prior to the merger discussed below, the Company was a newly formed shell with no active trade or business, and all relevant assets, liabilities, income and expenses were borne by Fusion Fuel, the continuing entity in the merger. Therefore, the comparable consolidated financial statements as of December 31, 2019 and the year then ended were those of Fusion Fuel.

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

The additional consideration could have been earned as follows:

•	40% upon signing of power purchase agreements (Hydrogen purchase agreements) with certain identified counterparties having an expected net present value of at least $61 million.

•	20% upon commencement of operations under one of these hydrogen purchase agreements.

•	40% upon successfully completing 90 days of operations at 95% of planned capacity under one of these hydrogen agreements.

As these awards were dependent on future service to be provided to the Company, the Company considered them to be service awards under IFRS 2 and classified them as equity-settled share-based payments. The number of shares and warrants likely to be awarded were estimated at the reporting date, measured at grant-date fair value, and recorded as a cost to the income statement on a straight-line basis over the period from grant to expected delivery of contracts, initially estimated to be June 30, 2022. The potential outstanding equity awards under the 2020 Earn-Out arrangement expired June 30, 2022 and none of the required conditions were met.

During 2021, the Group increased its global footprint by entering into a joint venture agreement in Spain and incorporating entities in Australia and the United States. In July 2021, the Company entered into a new 50/50 joint venture through Fusion Fuel Spain S.L. (“FFS” or the “JV”) with two unrelated parties to source, promote and develop projects in the green hydrogen sector using the Company’s solar green hydrogen technology. Under the terms of the JV, the three parties contributed combined equity of €3,000. In addition, the Company agreed to fund a non-recourse five-year participating loan to the JV to finance its growth and working capital. Repayment of the loan will come solely from successful operating cash flows of FFS.

Developments during 2022

Benavente

As previously reported, the Company acquired a facility in 2021 to transform into a state-of-the-art production facility so that the Company could produce internally to meet demand. This facility is located at Benavente, Portugal. In June 2022, the Company completed installation of the first HEVO production line at the Benavente facility.

In December 2022, the Group completed a sale and leaseback transaction for the facility at Benavente. This transaction excluded the HEVO production line as well as other equipment. The selling price closed at €9.3 million with net proceeds of €7.5 million after deducting security deposit, one month’s rent and certain deferred proceeds. Please refer to notes 8 and 13 for further information on this transaction.

Exolum

During the third quarter of 2022, the Group commenced construction work on its first third-party technology sale. Fusion Fuel Portugal, S.A. (“Fusion Fuel Portugal”), a wholly owned subsidiary of the Parent and Exolum Corporation, S.A. (“Exolum”) will develop a turnkey solar-to-hydrogen plant to supply green hydrogen to Madrid, Spain. Exolum is a leading supplier of specialist storage, handling and transport for bulk liquids and gases, with one of the most comprehensive ranges of tankage in Europe. The project will have 21 HEVO-Solar units along with a co-located refueling station, which will serve as proof of concept of hydrogen for mobility applications. This facility will also feature the latest generation HEVO micro-electrolyzer capable of leveraging other sources of renewable energy to produce green hydrogen overnight and during periods of low solar radiation, which are expected to double the productive output of the facility. The construction of this solar-to-hydrogen plant is expected to be completed during the first half of 2023 with commissioning expected to take place during the same period. Please refer to note 9 for further information about the financial reporting implications of this project.

2.	Basis of preparation and significant accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (“IFRS”) as adopted by the EU (“IFRS as adopted by the EU”), which are effective for the year ended and as at December 31, 2022. In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) (“IFRS as issued by the IASB”).

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

Reclassifications have been made, whenever necessary, to prior period financial statements to conform to the current period presentation for the year ended December 31, 2021.

Basis of consolidation

Subsidiaries

The Group financial statements consolidate the financial statements of the Company and its subsidiaries up to December 31, 2022. A parent controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

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

At the Market Issuance Sales Agreement (“ATM”)

On June 6, 2022, the Parent entered into an At the Market Issuance Sales Agreement (“the ATM”) with B. Riley Securities, Inc., Fearnley Securities Inc., and H.C. Wainwright & Co., LLC, pursuant to which the Company may offer and sell, from time to time, through or to the agents, acting as agent or principal, Class A ordinary shares of the Company having an aggregate offering price of up to $30 million under the Company’s Form F-3 registration statement. During 2022, the Parent sold 681,926 class A ordinary shares for net proceeds of $3.7 million (€3.7 million) and paid $0.1 million (€0.1 million) in commissions to agents as part of these trades.

Going concern

As of December 31, 2022, the Group had €8.2 million of cash and cash equivalents, which included €2.9 million of restricted cash. This €2.9 million is deemed restricted as it can only be used on specific projects so is not readily available to be spent on selling, general and administrative expenses. The Group is an early stage and emerging growth company and is subject-to the corresponding risk of such companies. Since inception, the Group has incurred operating losses and had an accumulated deficit of €191.8 million at December 31, 2022. Included in the accumulated deficit are non-cash items of €157.1 million which related to fair value adjustments on our warrants, share based compensation expenses, foreign currency adjustments on our financial assets and expenses from the 2020 merger transaction described previously.

The Group expects to continue to incur net losses for the foreseeable future and is highly dependent on its ability to find additional sources of funding in the form of debt or equity financing to fund its planned operations. The Group's success depends on the profitable commercialization of its proprietary HEVO technology. There is no assurance that the Group will be successful in the profitable commercialization of its technology. These conditions raise significant doubt about the Group’s ability to continue as a going concern and therefore, to continue realizing their assets and discharging their liabilities in the normal course of business.

Based upon its current operating and financial plans, management believes it will have sufficient access to financial resources to fund operations for at least one year after the date the financial statements are issued. In making this assessment, management has considered the Group’s available cash resources, expected inflows from both technology sales and grant award agreements, future financing options available to the Group (debt and/or equity), the planned operations of the Group and the ability to adjust its plans if required.

Inflows

Subsequent to December 31, 2022, the Group recorded the following inflows:

•	€2.2 million of the VAT receivable balance discussed in note 16 with a further €1.3 million of this balance approved for payment before the end of May 2023.
•	€3.1 million of grant funding relating to the Group’s C-5 grant agreement, of which €2.8 million is restricted as it can only be spent on project related expenditures.
•	€2.4 million of proceeds raised through the ATM facility.

The Group is in advanced discussions with a Portuguese based financial institution regarding an additional working capital credit facility related to future grant inflows, which, if entered into, would provide additional liquidity of approximately €3.5 million. There is no assurance that such facility will be entered into.

To date, the Group has been awarded €64.1 million in grant funding of which €6.0 million has been received to date. The Group has a further amount of €5.4 million that has been submitted for payment. The timing of receipt of the outstanding grant payments is uncertain.

Outflows

During 2022, the Board of Directors approved the installation of multiple production lines at the Group’s production facility at Benavente. The Group has signed agreements amounting to €18.3 million relating to the design, fit-out and installation of multiple production lines. At December 31, 2022, the Group had capital commitments of €12.4 million (2021: €nil) of which €6.4 million fall due for repayment during 2023. During 2023, the Group has already paid €1.3 million of this amount.

Further to the above, the Group has committed contract spend of approximately €7.9 million for 2023. During 2023, the Group has already paid €1.9 million of this amount.

As previously disclosed, the Group is in continual negotiations with third parties to fund its operations, as well as exploring all available sources of financing. Although negotiations have progressed (in some cases to the point of signed letters of intent or term sheets with third parties), none have reached the stage of executed definitive agreements at this time. As negotiations are fluid, it is possible that any particular negotiation could accelerate or be abandoned at any time. An announcement of any material agreement with a third party would be made when and if a binding agreement is reached with such third party. The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial conditions and ability to pursue its business strategies. If the Group is unable to obtain funding, the Group could be forced to delay, reduce, or eliminate some or all of its research and development programs or strategic partnerships efforts, which could adversely affect its business prospects, or the Group may be unable to continue operations. Although management intends to pursue plans to obtain additional funding to finance its operations, there is no assurance that the Group will be successful in obtaining sufficient funding on terms acceptable to the Group to fund continuing operations, if at all.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this material uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

New standards or amendments

There were no new standards effective for the period commencing 1 January 2022 that had a material impact on the Group. A number of new standards, amendments to standards and interpretations are not yet effective for the period and have not yet been applied in preparing the consolidated financial statements. The Group is in the process of assessing the impact on the financial statements of these new standards and amendments. Management currently expects no material impact on the Group’s financial statements on adoption of these amendments.

Significant accounting policies

There have been no material changes to the Group’s significant accounting policies, other than the introduction of an accounting policy for contract assets and government grants, as compared to the significant accounting policies described in the Form 20-F for the fiscal year ended December 31, 2021.

Government grants

The Group recognises government grants when there is reasonable assurance that the Group will comply with the relevant conditions and the grant will be received. Government grants related to assets are deducted from the cost of the asset using the net presentation approach. The grant is recognised in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

Grants that compensate the Group for expenses incurred are recognised in profit or loss on a systematic basis in the periods in which the expenses are recognised, unless the conditions for receiving the grant are met after the related expenses have been recognised. In this case, the grant is recognised when it becomes receivable.

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

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee; and
•	the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

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

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

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

Sale-and-leaseback transactions

The Group derecognises the asset from the statement of financial position with any gain or loss relating to the rights transferred as part of the sale recognised as other income. The leaseback shall be classified as either an operating lease or a finance lease. If the leaseback is classified as an operating lease, the asset shall be recognised in the statement of financial position and depreciated over its useful life. If the leaseback is classified as a finance lease, the asset shall remain derecognised and recognised as a right-of-use asset, and a liability shall be recognised for the present value of lease payments.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost comprises of direct materials and the cost of bringing the components to their present condition. Cost is based on weighted average price. Net realisable value is calculated as the estimated selling price arising in the ordinary course of business, net of estimated selling costs.

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

Provisions – onerous contracts

A provision for an onerous contract is recognised when it becomes probable that the total contract costs will exceed total contract revenue. Before a provision for onerous contracts is recorded, the related assets under construction are measured at their net realisable value and written-off if necessary. Onerous contracts are identified by monitoring the progress of the contract together with the underlying programme status. An estimate of the related contract costs is made, which requires significant and complex assumptions, judgements and estimates related to achieving certain performance standards.

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

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Class A ordinary shares are classified as equity instruments. Incremental costs directly attributable to the issue of new ordinary shares are shown in equity as a deduction from equity, net of tax effects.

Derivative liabilities – warrants

Derivatives are initially recognised at their fair value on the date the derivative contract is entered into and transaction costs are expensed to profit or loss. The Company’s warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognised in profit or loss.

As the exercise price of the Company’s share purchase warrants is fixed in US dollars and the functional currency of the Company is the Euro, these warrants are considered a derivative, as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability. The fair value is determined using market price on the NASDAQ under the ticker HTOOW.

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

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of financial instrument is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

Share-based payment arrangements

The grant-date fair value of equity-settled share-based payments arrangements granted to employees and non-employees is generally recognised as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognised as an expense is adjusted to reflect the numbers of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognised is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes. For share-based payment awards that vest at the discretion of the board of directors, the fair value is determined at the reporting date until such time that there is a shared understanding of the vesting period.

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

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at bank and in hand, and short-term deposits with a maturity of three months or less. For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above. Restricted cash comprises cash that the Group is required to spend on specific projects and is not available for general use.

Property, plant and equipment

Property, plant and equipment is included at cost less accumulated depreciation and/or accumulated impairment losses. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use. Depreciation is provided using the straight-line method to write off cost to residual value over the estimated useful life of the individual asset. Land is not depreciated and assets categorised as being under construction are not depreciated until such time that they are in use. The following rates per annum are used:

Plant and machinery	3-10 years
Office and other equipment	3-10 years
Leases	Lease term

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

Product development costs are not amortised until such time that they are in use after which it is expected they will be amortised over their estimated useful lives (three to five years). Amortisation is provided using the straight-line method to write off cost to residual value over the estimated useful life of the individual asset. The following rates per annum are used:

Software	3 years
Completed development technology	3 years
Intellectual property	Indefinite useful life

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

Onerous contract provisions

At December 31, 2022, an onerous contract provision of €3.2 million has been recognised against our for two projects that had yet to commence by December 31, 2022 due to expected negative margins on these projects. Assumptions and estimates relating to onerous contract provisions are based on Management's expectations to materials and labour in determining the costs to complete the construction and timing of the delivery of these projects. At December 31, 2022, Management has also recorded an onerous contract provision relating to our Exolum project of €5.2 million which reflects the Group’s best estimate at this time of the total expected contract loss. When determining whether a contract is loss-making, the Company includes costs that are incremental such as costs for material and labour as well as an allocation of costs directly related to contract activities.

Impairment of capitalized development costs

The Company undertakes internal development projects for the advancement of both its miniaturised and centralised electrolyser product offerings. In the case of there being a trigger for a review of impairment of completed development projects, the Company performs a review on the carrying amounts to determine whether there is any indication of impairment at the reporting date. Our only development project currently capitalised, and being amortised, relates to technologies being used in our current sales and so remain relevant. Further capitalisations during the year relate to continuing design work for standard products and advancements or efficiencies that should allow the Group to improve its offering and gain interest in new markets. The Company tests annually the recoverable amounts of the development projects in progress to ensure that the capitalized costs have not over-run their operational or commercial value. Management expects the market for electrolysers will grow significantly in the coming years. The key drivers and indicators of momentum in the market for green hydrogen include societal and political pressure to limit CO2 emissions, regulatory push in national hydrogen roadmaps as well as decreasing cost of green hydrogen.

As of December 31, 2022, the carrying amount of development projects in progress is €0.7 million (2021: €1.9 million). The Company has an increasing order backlog, and the production ramp-up is progressing, albeit slower than expected. The technical feasibility of our miniaturised electrolyser has been demonstrated at our H2Evora site with further track record expected from our 3rd party Exolum project, as well as through an independent performance audit performed by TUV SUD, an association of experts that provides safety, security, and sustainability solutions. The practical ability to sell and a market for the products exist.

Please see note 12 for further information.

Impairment of property, plant and equipment – assets under construction

In the case of there being a trigger for a review of impairment, the Group performs a review on the carrying amounts of its property, plant and equipment to determine whether there is any indication of impairment at the reporting date. The Group particularly tests the net recoverable amounts of its internally generated assets held in assets under construction to ensure that the costs of their production have not over-run their operational or commercial value. One such trigger for impairment review, which has occurred in the current year, is that the Group was loss making and another was the increase in costs to complete certain projects currently recognised as assets under construction.

As of December 31, 2022, the carrying amount of our property plant and equipment assets under construction was €15.1 million (2021: €17.2 million). The Group identified an indicator of impairment associated with a specific portion of this amount. For these assets, the Group calculated the value in use based on he estimated cash flows expected to be generated by the asset and a terminal value. The expected cash flows are based on assumptions in respect of sales and operating costs. These cash flows are discounted to their present values using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. The estimation of forecasted revenues and the timing of expenditure requires judgement and is dependent on the economic factors associated with these assets. An impairment charge of €3.3 million has been recorded during 2022 for these assets.

Please see note 13 for further information.

4.	Revenue

The Group intends to generate revenue primarily from entering into hydrogen purchase agreements with third parties. No revenue was generated during the current or previous years.

5.	Administration expenses

	2022	2021	2020
	€’000	€’000	€’000
Wages and salaries	8,706	2,970	122
Depreciation and amortization	1,002	351	-
Professional fees	1,722	1,397	2,742
Consulting fees	2,068	1,085	183
Other expenses	4,918	1,707	303
Administration expenses	18,416	7,510	3,350

6.	Finance costs/ income

	2022	2021	2020
	€’000	€’000	€’000
Finance costs
Interest and similar expenses	62	23	10
Foreign exchange variances	-	-	667
Fair value loss on short-term investments	900	-	-
Finance costs	962	23	677

Finance income
Foreign exchange variances	1,379	2,392	-
Interest receivable and similar income	-	-	2
Fair value gain on short-term investments	-	47	-
Other finance income	-	274	-
Finance income	1,379	2,713	2

7.	Share-based payments

2021 Equity Incentive Plan

On August 5, 2021, the Company’s Board of Directors adopted and approved the 2021 Equity Incentive Plan (the 2021 Plan), which authorized the Company to grant up to 1,000,000 Class A ordinary shares in the form of incentive share options, non-qualified share options, share appreciation rights, restricted awards, performance share awards, cash awards and other share awards. The types of share-based awards, including the rights amount, terms, and exercisability provisions of grants are determined by the Company’s Board of Directors.

Restricted Share Units (RSUs)

The Company granted 59,441 RSU’s to employees and directors during the year ended December 31, 2022 (2021: 57,896 and 2020: nil ). The table below shows the number of RSUs granted covering an equal number of the Company’s Class A ordinary shares and the weighted-average grant date fair value of the RSUs granted:

	Number of RSUs		Weighted average grant date fair value per share
	2022	2021	2022	2021
As at 1 January	42,896	-	$12.24	-
Granted during the year	59,441	57,896	$8.00	$12.24
Vested during the year (1)	(14,253)	(15,000)	$12.17	$12.24
Forfeited during the year	(442)	-	$12.24	-
As at December 31	87,642	42,896	$11.43	$12.24

(1)	No ordinary shares were issued in connection with the RSUs that vested during the years ended December 31, 2022 and 2021.

RSUs are issued as incentive compensation to executives, employees, and non-employee directors with service being the only condition associated with the award.  Each RSU represents a right to one share of our common stock, upon vesting.  The RSUs are not entitled to voting rights or dividends, if any, until vested. The fair value of the RSUs is determined on the date of grant based on the market price of the Company’s ordinary shares on that date. The fair value of RSUs is expensed rateably over the vesting period, which is generally three years for employees. The total expense recognized related to the RSUs was €0.53 million for the year ended December 31, 2022 (2021: €0.17 million and 2020: €nil ). Total unamortized compensation expense related to the RSUs was €0.35 million as of December 31, 2022 (2021: €0.39 million, which is expected to be recognized over a remaining average vesting period of 1.7 years as of December 31, 2022 (2021: 2.44 years).

Share options

On January 3, 2022, the Company announced that under the 2021 Plan, its Board of Directors (“the Board”) approved an award of options for five of its senior managers. Regarding each senior manager, the award comprises three tranches:

•	Tranche 1: A grant of an option to purchase 200,000 Class A ordinary shares having an exercise price of $10.50 per share to vest over a three-year period.
•	Tranche 2: A grant of an option to purchase an additional 200,000 Class A ordinary shares having an exercise price of $10.50 per share to vest once Parent’s share price closed at or above $18.00 during twenty trading days out of any thirty consecutive trading day period.
•	Tranche 3: Eligibility to receive an option to purchase up to an additional 50,000 Class A ordinary shares having an exercise price equal to the average last sales price of the Class A Ordinary Shares over the five (5) consecutive trading day period ending on the date of grant, but in no event to be lower than $10.50 per share, for each of calendar years 2022, 2023 and 2024, each to be granted based on individual performance at the discretion of the Compensation Committee of the board of directors. The board of directors did not grant any awards under this tranche during the year ended December 31, 2022.

All options granted will expire on December 31, 2028.

The Company granted 2,128,554 options to employees and directors during the year ended December 31, 2022 (2021: Nil ). Included in this amount are 128,554 options that were issued to our non-executive directors as part of their annual compensation. These options vested in full by December 31, 2022.

The fair value of the options granted during the year ended December 31, 2022, were estimated using the Black-Scholes option-pricing model. The inputs for the Black-Scholes model require management’s significant assumptions. The risk-free interest rate was based on a normalized estimate of the 7-year U.S. treasury yield. The Company does not have sufficient company-specific historical and implied volatility information and it therefore estimates its expected share volatility based on historical volatility information of reasonably comparable guideline public companies and itself. The Company expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price. Expected dividend yield is based on the fact that the Company has never paid cash dividends and its future ability to pay cash dividends on its shares may be limited by the terms of any future debt or preferred securities.

The range of assumptions that the Company used to determine the grant date fair value of employee and director options granted were as follows:

	Tranche 1	Tranche 2	Directors
Volatility	70.91%	70.91%	75.32%
Expected term in years	7	7	6.92
Dividend rate	0%	0%	0%
Risk-free interest rate	1.58%	1.58%	1.58
Hurdle price	-	$18	-
Exercise price	$10.50	$10.50	$6.45
Share price	$9.42	$9.42	5.03
Fair value of option on grant date	$6.14	$6.18	3.31

The table below shows the number of options granted covering an equal number of the Company’s Class A ordinary shares and the weighted-average grant date fair value of the options granted:

	Number of options	Weighted average Grant date fair value per share
Options outstanding December 31, 2021	-	$-
Granted during the year	2,128,554	$5.21
Vested during the year	(461,887)	$3.31
Options outstanding December 31, 2022	1,666,667	$5.21

There were 1,666,667 unvested employee and director options outstanding as of December 31, 2022 (2021: €nil ). Total expense recognized related to the employee and director share options was €2.96 million for the year ended December 31, 2022 (2021: €nil ). Total unamortized compensation expense related to employee and director share options was €8.27 million as of December 31, 2022 (2021: €nil ), expected to be recognized over a remaining weighted average vesting period of 4 years as of December 31, 2022 (2021: nil).

Incentive shares

As part of their compensation package, the non-executive directors that were appointed in December 2020 were granted 5,000 shares for each year of service to the Company.

	Number of shares	Weighted average Grant date fair value per share
Incentive shares outstanding December 31, 2021	30,000	$23
Forfeited	(25,000)	$-
Incentive shares outstanding December 31, 2022	5,000	$23

The above shares vest at the discretion of the board of directors. In exchange for the share options that were granted above, the holders of the incentive shares agreed to forfeit their rights to incentive shares relating to years two and three of their tenure as a non-executive director. The total expense for these shares recognised in the year ended December 31, 2022, and 2021 was €0.02 million and €0.33 million respectively.

As of December 31, 2022, there was no unrecognised share-based payment expense related to the incentive shares. The shares have been recorded at their fair value at December 31, 2022.

Reconciliation to statement of profit and loss

	2022	2021	2020
	€’000	€’000	€’000
2020 Earn-Out	-	(1,400)	1,400
RSUs	526	228	-
Incentive shares	21	331	38
Options	2,962	-	-
Share-based payment expense/ (credit)	3,509	(841)	1,438

8.	Leases

In the normal course of its business, the Group leases property, vehicles and land.

On 20 December 2022, the Group entered into a sale and leaseback transaction relating to its production facility at Benavente. The leaseback arrangement has an initial term of 20 years and will be automatically renewed for a further ten years unless the Group provides sufficient notice to terminate.

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

The Group has estimated the duration of the property sub-lease to be four years from lease commencement, considering the cancellable period which represents a change of estimate from the prior year. At inception of this lease, we estimated that the term would only be two years. This change in estimate has been accounted for prospectively in these financial statements. The Group’s expansion plans mean the current sub-lease in Portugal may not be fit for purpose and therefore, the Group is expected to terminate the sub-lease within two years. The Group is currently exploring real estate opportunities in Portugal.

In Q4 2021, the Group entered into a license agreement for shared office space in Ireland. The license agreement has a term of 12 months and will be automatically renewed for another year if neither party provide sufficient notice to terminate before the end of the term. During Q4 2022, the Group extended its lease agreement by a further 24 months.

The vehicle leases commenced in July 2021 and since then, the Group has entered into eleven separate contracts. The duration of the contracts range from 48 to 60 months.

The land leases were entered into for the purpose of developing our Évora I and II projects. The two land leases were negotiated and signed with the respective owners for 30 years and are extendable. No new land leases were entered into during 2022.

The Group has elected not to recognise right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Information about leases for which the Group is a lessee is presented below.

i. Right-of-use assets

Right-of-use assets related to leased properties, vehicles and land are presented as property, plant and equipment.

	Equipment	Properties	Vehicles	Land	Total
	€’000	€’000	€’000	€’000	€’000

January 1, 2021	-	-	-	-	-
Additions right-of-use assets	-	650	267	194	1,111
Depreciation charge for the period	-	(293)	(19)	(8)	(320)
January 1, 2022	-	357	248	186	791
Additions right-of-use assets	48	6,673	274	-	6,995
Revaluation of right-of-use assets	-	708	-	-	708
Derecognition of right-of-use assets	-	-	(44)	-	(44)
Depreciation charge for the period	(3)	(360)	(84)	(7)	(454)
December 31, 2022	45	7,378	394	179	7,996

ii. Amounts recognized in the Consolidated statement of profit or loss and other comprehensive income.

	2022	2021	2020
	€’000	€’000	€’000
Interest on lease liabilities	32	22	-
Expenses relating to short-term leases	428	127	-
Depreciation of right-of-use assets	454	319	-

iii. Amounts recognized in statement of cash flows.

	2022	2021	2021
	€’000	€’000	€’000
Total cash outflow for leases	1,314	470	-

iv. Lease liabilities.

Lease liabilities are payable as follows.

	Future minimum lease payments 2022	Interest 2022	Present value of minimum lease payments 2022
	€’000	€’000	€’000
Less than one year	1,118	447	671
Between two and five years	3,749	1,925	1,824
More than five years	8,602	2,774	5,827
	13,469	5,146	8,322

Reconciliation of lease liabilities is as follows.

€’000
Balance at January 1, 2021	-
Payment of lease liabilities	(311)
New leases	1,111
Interest expense	22
Interest paid	(22)
Balance at January 1, 2022	800
Payment of lease liabilities	(445)
New leases	7,303
Revaluations	708
Derecognition	(44)
Interest expense	32
Interest paid	(32)
Balance at December 31, 2022	8,322

	2022	2021
	€’000	€’000
Non-current
Lease liability	7,651	411

Current
Lease liability (note 17)	671	389
Balance at period end	8,322	800

The Group discounted its remaining lease payments for the calculation of the lease liability using an incremental borrowing rate ranging between 3% and 6%.

9.	Inventory

	2022	2021
	€’000	€’000
Raw materials	5,785	3,685
Work in progress	16,551	-
	22,336	3,685

Inventories of €17.6 million were consumed during the years ended December 31, 2022 (2021: €nil ). During 2022, we incurred €0.5 million (2021: €nil ) of production, conversion and other costs incurred in bringing the inventory to its present condition. These costs have been included in ‘administration costs’.

The cost of scraped materials through the normal production cycle amounted to €0.4 million (2021: €nil 0). These items were recognised as an expense during 2022, in ‘cost of sales’.

10.	Taxation

The Group earned no revenues in 2022. The Group recorded a loss before income tax of €27.3 million during the year (2021: €23.6 million profit), which was reduced by €7.6 million (2021: €28.4 million) related to non-cash fair value gains on its derivative financial instruments (Warrants). For the year ended December 31, 2020, the Group earned no revenues and generated tax losses. It recognised a current and deferred tax expense of €nil for each of the years ended December 31, 2021, and 2020.

During 2022, 2021 and 2020, the Group’s Portuguese operations were subject to a statutory tax rate of 21%. In Ireland, the headline corporate income tax rate for trading companies is 12.5%, with a rate of 25% applicable to other non-trading sources.

A reconciliation between taxes on income / losses reflected on the Consolidated statement of profit or loss and other comprehensive income and the expected income tax benefit, based on the Company’s statutory tax rate, for the years ended December 31, 2022, 2021 and 2020 is as follows:

F-24

	2022	2021	2020
	€’000	€’000	€’000
Profit/ (loss) before tax	(27,313)	23,564	(183,130)
Tax using Company’s domestic tax rate at 12.5%	3,414	(2,945)	22,931
Tax effect of:
Non-deductible expenses / non-taxable income	(842)	3,848	(22,428)
Current-year losses for which no deferred tax asset is recognized	(3,973)	(1,312)	(503)
Impacts of different foreign tax rates	1,435	409	-
Total tax charge	34	-	-

As of December 31, 2022, the Group had unrecognised deferred tax assets of €6.2 million (2021: €1.7 million) mostly relating to tax losses incurred. No deferred tax assets have been recognized due to the uncertainty of the Group’s ability to generate taxable profits in the foreseeable future. The current assessment regarding the usability of deferred tax assets may change, depending on the Group’s taxable income in future years.

11.	Equity-accounted investees

€’000
Interest in joint venture
January 1, 2021	-
Investment during the year	629
Loss for the year attributable to the Group	(629)
December 31, 2021	-
Investment during the year	628
Loss for the year attributable to the Group	(628)
December 31, 2022	-

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

Under the terms of the shareholder agreement, the Group committed to contribute up to €2 million in the form of a subordinated loan to finance the growth and working capital needs of Fusion Fuel Spain. This loan facility has a term of five years and bears interest of 4% per annum. An additional interest charge of 2% will be payable from Fusion Fuel Spain if EBITDA targets are achieved. Under this facility, Fusion Fuel Spain drew down €1.27 million up until the year ended December 31, 2022. No commitment has been recognised in these consolidated financial statements for any future investment in Fusion Fuel Spain.

12.	Intangible assets

	Completed development technology	Product development in progress	Intellectual property and patents registration	Software	Total
2022	€’000	€’000	€’000	€’000	€’000
Cost
January 1, 2022	-	1,918	1,911	23	3,852
Additions*	37	1,733	-	81	1,851
Transfers during the year	2,934	(2,934)	-	-	-
December 31, 2022	2,971	717	1,911	104	5,703

Amortisation
January 1, 2022	-	-	-	(5)	(5)
Amortisation charge	(330)	-	-	(18)	(348)
December 31, 2022	(330)	-	-	(23)	(353)

Net book value
At December 31, 2022	2,641	717	1,911	81	5,350

2021
Cost
January 1, 2021	-	288	1,911	4	2,203
Additions	-	1,630	-	19	1,649
December 31, 2021	-	1,918	1,911	23	3,852

Amortisation
January 1, 2021	-	-	-	-	-
Amortisation charge	-	-	-	(5)	(5)
December 31, 2021	-	-	-	(5)	(5)

Net book value
At December 31, 2021	-	1,918	1,911	18	3,847

*	The additions relate to materials acquired during the period for the purpose of developing our HEVO technology.

Intellectual property of €1.9 million (2021: €1.9 million) and capitalised project development costs of €0.7 million (2021: €1.9 million) are considered to be of indefinite life and accordingly are not amortized. Completed development technology represents the costs incurred on bringing our first generation HEVO electrolyzer to market and is being amortised over a useful life of 3 years. This asset transferred from product development in progress during the year.

Research and development expenditure (excluding those related to wages and salaries) of €0.9 million (2021: €0.2 million) have been recognised during the year.

The Group considers the relationship between its market capitalisation and its book value, among other factors, when reviewing for indicators of impairment. As at 31 December 2022, the market capitalisation of the Group was above the book value of its equity. In addition, there are indicators of momentum in the market for green hydrogen, including ongoing societal and political pressure to limit CO2 emissions with the European Union as well as several individual countries across the world developing green hydrogen roadmaps. This momentum should lead to increased demand for our product and a reduction in the cost of green hydrogen. No indicators of impairment were deemed to exist for this Cash Generating Unit.

13.	Property, plant and equipment

	Assets under construction	Plant and machinery	Office and other equipment	Right of use assets	Total
2022	€’000	€’000	€’000	€’000	€’000
Cost
At January 1, 2022	17,161	-	185	1,111	18,457
Additions during the year	9,191	1,267	274	322	11,054
Revaluation	-	-	-	708	708
Transfers during the year	(2,149)	70	(70)	-	(2,149)
Sale-and-leaseback	(8,294)	-	-	6,673	(1,621)
Disposals	-	-	-	(52)	(52)
Grant income	(803)	-	-	-	(803)
At December 31, 2022	15,106	1,337	389	8,762	25,594

Depreciation
At January 1, 2022	-	-	(28)	(319)	(347)
Charge for year	-	(141)	(66)	(454)	(661)
Transfers during the year	-	(10)	10	-	-
Impairment charge	(3,321)	-	-	-	(3,321)
Derecognition	-	-	-	8	8
At December 31, 2022	(3,321)	(151)	(84)	(765)	(4,321)

Net book values
At December 31, 2022	11,785	1,186	305	7,997	21,273
At December 31, 2021	17,161	-	157	793	18,111

During 2022, the Group entered into a Grant agreement with Agência para o Investimento e Comércio Externo de Portugal, E.P.E. (“AICEP”) relating to the Benavente production facility. The Group submitted its first claims under this agreement during 2022, which amounted to €0.8 million. Using the net presentation method available under IAS 20 Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”), the Group has netted this amount against the carrying value of the asset.

As disclosed previously, in December 2022, we entered into a sale and leaseback transaction for our Benavente production facility. The above asset was re-recognised from assets under construction and subsequently recognized as a right of use asset. The Group recorded a gain of €0.14 million on the sale of the property, which yielded consideration of €9.32 million. Detailed information about the leases is available in note 8.

Impairment charge – assets under construction

Entities are required to conduct impairment tests where there is an indication of impairment of an asset. The following indications of impairment were considered as part of the impairment analysis; cash flows for completing the assets are higher than originally budgeted, and the assets are expected to generate lower returns than originally expected.

IAS 36 - Impairment of Assets stipulates that an impairment loss is the amount by which the carrying value of an asset exceeds its recoverable amount. Recoverable amount is the higher of its fair value less costs of disposal and its value in use. Value in use is calculated by taking the Net Present Value (NPV) of expected future cash flows from the asset discounted at an appropriate discount rate.

The value in use calculation was determined at the Cash Generating Unit ("CGU"). The CGU consisted of the cash inflows and outflows that were expected to be generated by our internally generated hydrogen production plants. In determining the value in use for the CGU, the cash flows were discounted at a rate of 10.5% on a pre-tax basis. The cash flows beyond the five-year period are extrapolated using a 7.1% growth rate that is equal to the historic inflation rate in Portugal over a 45-year period. Management expects that internally generated hydrogen production plants will have useful lives ranging between 20 and 25 years. The estimated recoverable amount of the Groups internally generated hydrogen production plants was lower than the respective carrying amount at the time of the impairment test. An impairment charge of €3.3 million was recorded during 2022 (2021: €nil).

	Assets under construction	Office and other equipment	Right of use assets	Total
2021	€’000	€’000	€’000	€’000
Cost
At January 1, 2021	6	-	-	6
Additions during the year	17,155	185	1,111	18,451
At December 31, 2021	17,161	185	1,111	18,457

Depreciation
At January 1, 2021	-	-	-	-
Charge for year	-	(28)	(318)	(346)
At December 31, 2021	-	(28)	(318)	(346)

Net book values
At December 31, 2021	17,161	157	793	18,111
At December 31, 2020	6	-	-	6

Depreciation expense on property and equipment was €0.6 million and €0.3 million for the year ended December 31, 2022, and 2021, respectively. Assets under construction includes costs mostly related to construction of our two Évora hydrogen plants, costs incurred on our HEVO-Sul project and our Benavente production facility.

14.	Financial asset investments at fair value through profit or loss

2022
€’000
January 1, 2021	-
Investments during the year	44,328
Redemptions	(18,169)
Unrealised gains and losses	47
Translation differences	1,247
December 31, 2021	27,453
Redemptions	(27,892)
Realised gains and losses	(900)
Translation differences	1,339
December 31, 2022	-

The financial asset investments at fair value through profit or loss consisted of short-term investments in listed managed funds which had daily liquidity. The investments are reported at fair value with unrealized gains or losses recorded in the consolidated statements of operations and comprehensive loss. Any differences between the cost and fair value of investments are represented by unrealized gains or losses. The Group exited all positions during the year ended December 31, 2022.

15.	Cash and cash equivalents

	2022	2021
	€’000	€’000
Cash and cash equivalents	5,239	7,681
Restricted cash	2,925	-
Total cash and cash equivalents	8,164	7,681

The restricted cash relates to an amount of €2.9 million received from the Agency for Competitiveness and Innovation (“IAPMEI") as grant aid towards our C-5 development project. This cash is subject to a variety of conditions relating to its disbursements and remains restricted until such time that project development commences.

16.	Prepayments and other receivables

	2022	2021
	€’000	€’000
Prepayments (1)	2,010	4,575
VAT recoverable (2)	3,669	3,564
Other receivables (3)	2,563	333
Prepayments and other receivables	8,242	8,472

(1)	Prepayments mostly consist of advance payments to vendors for payments relating to inventory and assets under construction ahead of receipt.

(2)	Of this balance, €2.2 million has been received subsequent to year end.

(3)	Included within this caption is the grant receivable recognised as part of property, plant and equipment (€0.8 million), the deferred proceeds (€1.0 million) and security deposit (€0.3 million) paid as part of the sale and leaseback transaction entered into during the year.

Information about the Group’s exposure to credit risk and impairment losses for trade and other receivables is included in note 22 (c).

17.	Trade and other payables

	2022	2021
	€’000	€’000
Trade payables	3,680	1,029
Amounts owed to related parties (1)	2,468	801
Lease liability - current	671	389
Payroll taxes	278	149
Other payables	165	509
Trade and other payables	7,262	2,877
(1)	This amount relates to a balance owing to an affiliate, MagP.

18.	Deferred income

	2022	2021
	€’000	€’000
Current
Grant proceeds received	186	-

Non-current
Grant proceeds received	2,925	-

In December 2022, €2.9 million was advanced to the Group as part of its C-5 grant award. This grant funding can only be spent on a specific project and cannot be used by the Group in the ordinary course of business. As no project expenditure has been incurred to date, this amount will be recognised as deferred income until such time that it can be offset against project expenditure.

19.	Provisions

Onerous contract provisions	€’000
At January 1, 2022	-
Provisions made during the year	8,403
At December 31, 2022	8,403

The provisions made during the year are included in ‘cost of sales’.

Exolum

Work commenced on the Exolum project during the third quarter of 2022. On review of the revised project costs, the Company expects this project to be loss making. The Group has recognized an onerous contract provision of €5.2 million which reflects the Group’s best estimate at this time of the total expected contract loss.

Other

The Group has also recorded an onerous contract provision for two projects that had yet to commence by December 31, 2022. The Group has recognized an onerous contract provision of €3.2 million which reflects the Group’s best estimate at this time of the total expected contract loss. The total provision booked for these projects was €3.2 million.

For some of its contracts, the Group will provide three separate warranties as follows:

General

There is a general warranty period of two years from the date of construction of the plant. On successful completion of this two-year period and final acceptance of the plant, ownership will pass to Exolum.

Equipment

The Company will provide warranties on the key equipment and components for periods ranging between 2 and 20 years from the date of final completion. Certain items with longer warranty periods have many years of historical performance data, while our own HEVO technology has shorter historical performance data.

Performance guarantees

The Company has agreed to performance-related warranties covering both degradation over time and specified energy yields for period ranging between 2 and 25 years from the date of final acceptance.

The determination of provisions for onerous contracts, is based on best estimates. The above provision does not include any amounts related to the general equipment warranties or performance guarantees. If the final loss related to the completion of these projects differs from the above, the Group will adjust the provision accordingly. We expect all outflows relating to the above provision to take place within 12 months of December 31, 2022.

20.	Shareholders’ equity

As of December 31, 2022, the total number of Class A ordinary shares of the Company outstanding was 13,805,649 (2021: 10,998,723) with a par value of $0.0001. The Class B ordinary shares were converted to Class A ordinary shares on December 5, 2022 which meant that there were none outstanding at the end of 2022 (2021: 2,125,000).

During the year, as part of the ATM, Parent sold 681,926 class A ordinary shares for net proceeds of $3,685,792.

The share capital of Fusion Fuel Green plc is as follows:

	Number of shares	€’000
Opening balance – January 1, 2021	12,054,217	1
Exercise of warrants	1,059,506	1
Issue of shares – Equity incentive plan	10,000	-
Closing balance – December 31, 2021	13,123,723	2

Opening balance – January 1, 2022	13,123,723	2
Issue of shares – ATM	681,926	-
Closing balance – December 31, 2022	13,805,649	2

A historical summary of the share capital of Fusion Fuel is as follows:

Type of share	Number of shares	€’000	Description
1 Ordinary share of €1,000	1	1	Issued on incorporation
1,000 Ordinary shares of €1 each	999	-	1 share converted to 1,000 shares of €1 each
49,000 Ordinary shares of €1 each	49,000	49	Issued on January 31, 2020
	50,000	50

Class A ordinary shares of $0.0001 each	7,033,356	1	Issued on closing of HL Transaction
Class A ordinary shares of $0.0001 each	2,450,000	-	Issued to PIPE Investors
Class A ordinary shares of $0.0001 each	445,861	-	Exercise of warrants
	9,929,217	1
Class B ordinary shares of $0.0001 each	2,125,000	-	Issued to Fusion Fuel shareholders
	12,054,217	1	Closing balance – December 31, 2020

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

Share rights

The Class A ordinary shareholders have the right to exercise one vote at any general meeting of the Company, to participate pro rata in all the dividends declared by the Company and the rights in the event of the Company’s winding up are to participate pro-rata in the total assets of the Company.

The Class B Ordinary shares were converted in full to Class A Ordinary shares on December 5, 2022. The rights that were formally assigned to these shares, in addition to the rights outlined above for the Class A shareholders included certain protective rights that include the right to approve any liquidation or similar transaction of the Company. The Class B shareholders also had the right to approve any creation or issuance of any new class or series of capital stock or equity securities convertible into capital stock or changes to the Company’s board of directors. With these protective provisions, the holders of Class B Ordinary shares were able to veto certain actions in a way that their relative ownership would not otherwise permit.

There were 25,000 deferred shares with a nominal value of €1 each, which were non-voting shares and did not convey upon the holder the right to be paid a dividend or to receive notice of or to attend, vote or speak at a general meeting. On December 10, 2020 the 25,000 deferred shares were cancelled.

21.	Warrants

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

As of December 31, 2022 and December 31, 2021 there were 8,869,633 warrants outstanding. The warrants entitle the holder to purchase one Class A ordinary share of Parent at an exercise price of $11.50 per share. Until warrant holders acquire the Parent’s Class A ordinary shares upon exercise of such warrants, they have no rights with respect to the Parent’s Class A ordinary shares. The warrants expire on December 10, 2025, or earlier upon redemption or liquidation in accordance with their terms.

The fair value of the warrants is determined with reference to the prevailing market price for warrants that are trading on the NASDAQ under the ticker HTOOW.

Total no. of warrants
In issue at December 31, 2020	9,929,139
Exercise of warrants during the year	(1,059,506)
In issue at December 31, 2021	8,869,633
Exercise of warrants during the year	-
In issue at December 31, 2022	8,869,633

The fair value of the warrants as at December 31, 2022 and December 31, 2021 was $0.92 and $1.95 respectively. See reconciliation of fair values below.

€’000
Balance – January 1, 2021	52,932
Fair value movement on warrants exercised*	3,211
Warrants exercised – foreign exchange differences**	67
Fair value movement on warrants unexercised (including exchange differences)*	(31,565)
Derecognition of warrant liability on exercise***	(9,374)
Balance – December 31, 2021	15,271
Fair value movement on warrants unexercised (including exchange differences)	(7,620)
Balance – December 31, 2022	7,651

*	recognised in profit or loss - Adjustments to the fair value of derivatives – warrants (€28,354)
**	recognised in profit or loss - Other finance income
***	recognised in equity – Share premium

22.	Financial instruments and risk management

(a)	Accounting classifications and fair value

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;
•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and
•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers between fair value levels during the year.

As at December 31, 2022, the tradeable warrants are measured at fair value using Level 1 inputs. The fair value of the tradeable warrants are measured based on quoted market prices at each reporting date. See notes 19 for the fair value analysis.

Carrying value	Fair value
Cash and receivables	Liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
€’000	€’000	€’000	€’000	€’000	€’000	€’000
2022
Cash and cash equivalents	8,164	-	8,164	-	-	-	-
Other receivables*	2,311	-	2,311	-	-	-	-
Trade payables	-	(3,680)	(3,680)	-	-	-	-
Warrants	-	(7,651)	(7,651)	(7,651)	-	-	(7,651)
Amounts owed to related parties	-	(2,468)	(2,468)
Other payables**	-	(165)	(165)	-	-	-	-
10,475	(13,964)	(3,489)	(7,651)	-	-	(7,651)

2021
Cash and cash equivalents	7,681	-	7,681	-	-	-	-
Financial assets at FVTPL	27,453	-	27,453	27,453	27,453
Other receivables*	333	-	333	-	-	-	-
Trade payables	-	(1,029)	(1,029)	-	-	-	-
Warrants	-	(15,271)	(15,271)	(15,271)	-	-	(15,271)
Other payables**	-	(1,687	)-	(1,687)	-	-	-	-
35,467	(17,987)	17,480	12,182	-	-	12,182

*	Prepayments and VAT have been excluded as they are not classified as a financial asset.
**	Employment taxes have been excluded as these are statutory liabilities.

Cash and cash equivalents

For cash and cash equivalents, the carrying value is deemed to reflect a reasonable approximation of fair value.

Other receivables/payables

For the receivables and payables with a remaining term of less than one year or on demand balances, the carrying amount less impairment allowances, where appropriate, is a reasonable approximation of fair value.

Financial assets at FVTPL

Financial assets at FVTPL are remeasured to fair value at each reporting date. At December 31, 2021, the carrying value of financial assets at FVTPL is deemed to reflect their fair value. The Group held no financial assets at FVTPL at December 31, 2022.

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

At December 31, 2022, the exposure to credit risk for receivables by geographic region was not significant.

Cash and short-term bank deposits

The Group held cash and cash equivalents of €8.1 million at December 31, 2022 (2021: €7.7 million). 87% of the cash and cash equivalents are held with banks in Portugal. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. The Groups exposure to credit risk rating is as follows:

	2022	2021
Credit risk rating
Aa2	12%	-
BBB+	75%	29%
B1	12%	-
B2	-	68%
Not assigned	1%	3%
	100%	100%

Financial assets at FVTPL

The financial asset investments at fair value through profit or loss consisted of short-term investments in listed managed funds. The carrying value of these investments at December 31, 2022 was €nil (2021: €27.5 million). All of these short-term investments were redeemed during 2022.

(d)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable costs or risking damage to the Group’s reputation.

Contractual maturities

The following are the expected contractual maturities of the Group’s financial liabilities, including estimated interest payments.

	Carrying amount	Contractual cash flows	Less than one year	1 – 2 years	2 – 5 years	More than 5 years
	€’000	€’000	€’000	€’000	€’000	€’000
December 31, 2022
Derivative financial instruments – warrants*	7,651	-	-	-	-	-
Trade payables	3,680	3,680	3,680	-	-	-
Amounts owed to related parties	2,468	2,468	2,468	-	-	-
Other payables	165	165	165	-	-	-
Lease liabilities	9,409	13,468	1,118	1,107	1,409	9,835
Loan advanced (Note 11)	-	743	743	-	-	-
Total	23,373	20,524	8,174	1,107	1,409	9,835
December 31, 2021
Derivative financial instruments – warrants*	15,271	-	-	-	-	-
Trade payables	1,029	1,029	1,029
Amounts owed to related parties	801	801	801	-	-	-
Other payables	1,687	1,687	1,687	-	-	-
Lease liabilities	800	910	408	105	163	233
Loan advanced (Note 12)	-	1,371	1,371
Total	19,588	5,798	20,567	105	163	233

*	contractual cash flows for warrants are €nil (liability of €7.7 million) (2021: €15.3 million) because warrants will be settled in shares.

(e)	Market risk and interest rate risk

Market risk is the risk that changes in market prices and indices, such as foreign exchange rates and interest rates, will affect the Group’s income or the value of its holdings of financial instruments. Interest rate risk is not significant to the Group.

(f)	Foreign exchange risk

The Group uses the Euro as its functional currency. Foreign exchange rate risk is the risk that the fair value of Group assets or liabilities, or future expected cash flows will fluctuate because of changes in foreign currency exchange rates. While the Company’s shares are listed in US dollars, the currency of the primary operating environment of the Group is the Euro, and its exposure to the risk of changes in foreign currency would arise primarily when revenue or expense is denominated in a currency other than the Euro. The Company is building out its operations in the United States of America and Australia but, to date, has not entered into any significant commercial contracts. As of December 31, 2022 the Group’s operations were confined to the Eurozone, so the effect of the translation of foreign operations is not significant to the Group. At the year-end the Company had USD and EUR cash balances of approximately $0.3 million (2021: $22.9 million) and €7.8 million (2021: €14.8 million) respectively.

The following significant exchange rates have been applied during the year.

	Average rate		Period-end spot rate
	2022	2021	2022	2021
Euro
USD	1.0530	1.1795	1.0666	1.1326

Sensitivity analysis

A reasonably possible strengthening of the Euro against the Group’s principal foreign currency denominated amounts at December 31, 2022 would have decreased the Group’s loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases.

	2022	2021
	€’000	€’000
USD (10 percent strengthening of the euro)	796	761

(g)	Capital Management

The Group’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain the future development of the business. The board of directors monitors the return on capital.

23.	Loss per share

	2022	2021
Basic (loss)/ earnings per ordinary share	(2.05)	1.80
Diluted (loss)/ earnings per ordinary share	(2.05)	1.79
Number of ordinary shares used for loss per share (weighted average)
Basic	13,330,947	13,110,158
Diluted	13,330,947	13,198,054

Basic earnings/ (loss) per share is calculated by dividing the loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted loss per share is calculated by dividing the loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of Class A ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into Class A ordinary shares. The diluted loss per share reflects the basic loss per share since the effects of potentially dilutive securities are anti-dilutive. For the year ended 31 December 2022, the Group was loss-making, therefore, the following anti-dilutive instruments are excluded in the calculation of diluted weighted average number of ordinary shares outstanding:

2022
Warrants	8,869,633
RSUs - outstanding	88,084
RSUs - vested but no ordinary shares issued	29,253
Incentive shares	5,000
Share options	2,128,554

The potential outstanding equity awards under the 2020 Earn-Out arrangement expired June 30, 2022 and none of the required conditions were met.

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

24.	Related parties

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

Joint ventures

Fusion Fuel Spain, S.L. (“Fusion Fuel Spain”) is a joint venture in which the Group has joint control and a 50% ownership interest. Fusion Fuel Spain commenced operations in Q4 2021. During the year ended December 31, 2022, Fusion Fuel Spain drew down €1.27 million of the subordinated loan of €2 million that was committed by the Group during the prior year (Note 11).

Key management personnel

(a)	Compensation

The key management personnel at December 31, 2022 are the members of the Group’s Executive Committee. There were eight members of the Executive Committee at December 31, 2022 all members were in situ for the for the full year. The remuneration expense for the key management personnel includes salaries and share-based payments.

	2022	2021	2020
	€’000	€’000	€’000
Basic salary	1,471	683	135
Short-term employee benefits	498	5	-
Other long-term benefits	80	3	-
Share-based compensation	2,957	183	1,066
Total	5,006	874	1,201

(b)	Transactions

During 2022, Parent paid certain tax liabilities arising from the vesting of RSUs on behalf of three of its directors; Frederico Figueira de Chaves, João Wahnon and Jaime Silva. The individual liability for each of the three directors amounted to €27,098. All three directors repaid Parent before the end of 2022.

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

Negordy owns 1,593,750 Class A ordinary shares of the company and 1,593,750 warrants to purchase Class A ordinary shares at an exercise price of $11.50. As mentioned in note 18, in December 2022, the Class B Ordinary shares were converted to Class A Ordinary shares. Negordy previously held 1,593,750 Class B ordinary shares of the Company.

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

In 2022, the value of these transactions with MagP was €7.7 million (2021: €7.5 million).

MagP does not hold any interest in Class A ordinary shares and does not hold any warrants to purchase Class A ordinary shares.

Other

Directors and officers of the company have control of more than 10% of the voting shares of the company, however no individual controls more than 10% of the company. We are not aware of any person or shareholder who directly or indirectly, jointly or severally, exercises or could exercise control over the Group.

Directors and Officers hold a total of 1,127,815 issued Class A ordinary shares in the company and 1,361,392 warrants to purchase Class A ordinary shares at an exercise price of $11.50 at year end.

During the prior year, the Company made a payment on behalf of Rune Lundetrae, a board member, amounting to €0.03 million. At December 31, 2022, this amount remained outstanding and was subsequently repaid on March 20, 2023.

25.	Commitments and contingencies

In a prior period, a subsidiary of the Group entered into an agreement, with MagP, a related party to deliver equipment, materials and assembling services in relation to the Groups other ongoing production facilities. At the beginning of 2023, the parties agreed to remove the yearly minimum commitment and provide the quantities to be produced on a quarterly basis.

The costs paid by the Group on behalf of Fusion Fuel Spain have been treated as an advancement of this loan for accounting purposes. A further commitment of €0.8 million remains at December 31, 2022.

The Company has provided payment guarantees of €0.1 million to Corum as part of the sale-and-leaseback transaction entered in December 2022. This guarantee is in place for the full lease term.

26.	Subsequent events

There have been no significant events since the statement of financial position date that would require disclosure or amendment to these consolidated financial statements.

27.	Group companies

Entity name	Country of incorporation	Principal activities	Group interest at December 31, 2022
Fusion Fuel Portugal, S.A.	Portugal	Operating company	100%
Fuel Cell Évora, Unipessoal LDA	Portugal	Hydrogen production	100%
Fuel Cell Évora I, Unipessoal LDA	Portugal	Hydrogen production	100%
Fusion Fuel USA, Inc.	United States	Operating company	100%
Fusion Fuel Spain, S.L.	Spain	Hydrogen production	50%
Fusion Fuel Australia, PTY Ltd	Australia	Hydrogen production	100%
Fusion Fuel Australia – Pilot PTY Ltd	Australia	Hydrogen production	100%
Hevo Sines, Unipessoal LDA	Portugal	Hydrogen production	100%
Hevo Sines II, Unipessoal LDA	Portugal	Hydrogen production	100%
Hevo Sines III, Unipessoal LDA	Portugal	Hydrogen production	100%
Hevo Portugal, Unipessoal, Lda.	Portugal	Hydrogen production	100%
Fusion Cell Spain, S.L. (1)	Spain	No activity to date	N/A

(1)	Incorporated on March 16, 2023

28.	Approval of financial statements

The directors approved the financial statements on May 15, 2023.

