Form 20-F
period 2023-12-31
Fusion Fuel Green PLC
filed 2024-04-30
CIK 1819794

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Frederico Figueira de Chaves, Chief Executive Officer

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

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2023, there were 17,371,968 Class A Ordinary Shares issued and outstanding.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large, accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large, accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large, accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Exchange Rate Information

The translations from USD to EUR in this Annual Report were made at a rate of USD 1 to EUR 0.9, which is the rate published by “Banco de Portugal” (Bank of Portugal) on December 31, 2023.

We make no representation that the EUR or USD amounts referenced in this Annual Report could have been or could be converted into EUR or USD, as the case may be, at any particular rate or at all. On April 19, 2024, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board was approximately USD 1 to EUR 0.94.

Summary of Risk Factors:

An investment in our securities involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

•	Fusion Fuel has a limited operating history, and accordingly, you have limited financial information on which to evaluate Fusion Fuel and Fusion Fuel’s securities.

•	We may need additional capital in the future to meet our financial obligations and to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to meet our financial obligations and grow our business.

i

•	The hydrogen production industry is an emerging market and hydrogen production may not receive widespread market acceptance.

•	The economic benefits to our customers of our HEVO based technologies over competitor products depend on the cost of electricity available from alternative sources including local electric utility companies, which cost structure is subject to change.

•	We currently face and will continue to face significant competition.

•	We depend on a few customers for the majority of our revenues and the loss of any such customers could adversely affect our business, financial condition, results of operations and cash flows.

•	Our future success depends in part on our ability to increase our production capacity, and we may not be able to do so in a cost-effective manner and cannot guarantee that our production partners or suppliers ramp up in time.

•	The performance of our HEVO based products may be affected by field conditions and other factors outside of our control, which could result in harm to our business and financial results.

•	Fusion Fuel’s products create a flammable fuel that is an inherently dangerous substance. If our products contain manufacturing defects, our business and financial results could be harmed.

•	The failure of our suppliers to continue to deliver necessary raw materials or other components used in our products in a timely manner or at all, or our inability to obtain substitute sources of these components on a timely basis or on terms acceptable to us, could prevent us from delivering our products within required time frames, impair our ability to manufacture our products, could increase our costs of production and could cause installation delays, cancellations, penalty payments, and damage to our reputation.

•	We face supply chain competition, including competition from businesses in other industries, which could result in insufficient inventory and negatively affect our results of operations. Further, we, and some of our suppliers, obtain capital equipment used in our manufacturing process from sole suppliers and, if this equipment is damaged or otherwise unavailable, our ability to deliver our products on time will suffer.

•	We may become subject to product liability claims which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

•	Our patent applications may not result in issued patents, and our issued patents may not provide adequate protection, either of which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours. Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly. In addition, some of our designs could be contested by other technology developers or patent holders which are unknown to us, potentially resulting in increased costs due to licensing agreements or legal costs associated with contesting any claims.

•	If Fusion Fuel does not retain its senior management and key employees, or attract and retain additional talent, Fusion Fuel may not be able to grow or achieve its business objectives.

•	Increases in costs, disruption of supply or shortage of raw materials, including membranes, could harm our business.

ii

•	If our manufacturing plant in Benavente suffers delays or becomes inoperable, we will be unable to produce our electrolyzers and our business will be harmed.

•	Fusion Fuel expects to experience foreign currency gains and losses. Fluctuations in currency exchange rates can adversely affect its profitability.

•	A transfer of Fusion Fuel’s Class A ordinary shares (the “Class A Ordinary Shares”) or warrants (the “Warrants”), other than one effected by means of the transfer of book-entry interests in the Depositary Trust Company (“DTC”), may be subject to Irish stamp duty.

•	If the Class A Ordinary Shares or Warrants are not eligible for deposit and clearing within the facilities of DTC, then transactions in the Class A Ordinary Shares and/or Warrants may be disrupted.

•	An investment in the Class A Ordinary Shares may result in uncertain U.S. federal income tax consequences.

•	In certain limited circumstances, dividends paid by Fusion Fuel may be subject to Irish dividend withholding tax.

•	Dividends received by Irish residents and certain other shareholders may be subject to Irish income tax.

•	Class A Ordinary Shares or Warrants received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

•	Attempted takeovers of Fusion Fuel will be subject to the Irish Takeover Rules and will be under the supervisory jurisdiction of the Irish Takeover Panel.

•	Investors may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because Fusion Fuel is formed under Irish law.

•	An outbreak of a severe public health crisis, such as the coronavirus (“COVID-19”) pandemic, may adversely affect Fusion Fuel’s business, results of operations, and financial condition.

•	As a foreign private issuer, we are exempt from a number of rules under the Exchange Act, we are permitted to file less information with the SEC than domestic companies, and we are permitted to follow home country practice in lieu of the listing requirements of Nasdaq, subject to certain exceptions. Accordingly, there may be less publicly available information concerning us than there is for issuers that are not foreign private issuers.

•	Resales of our Class A Ordinary Shares or Warrants, or the perception that such resales might occur, may cause the market price of the Class A Ordinary Shares or Warrants to drop significantly, even if Fusion Fuel’s business is doing well.

•	A substantial number of our Class A Ordinary Shares may be issued upon the exercise of our options and Warrants which could adversely affect the price of our Class A Ordinary Shares.

•	We may issue additional Class A Ordinary Shares or other equity securities without seeking shareholder approval, which would dilute your ownership interests and may depress the market price of the Class A Ordinary Shares.

iii

•	If our Class A Ordinary Shares or Warrants are de-listed from Nasdaq, we could face significant material adverse consequences.

•	The trading price of our Class A Ordinary Shares or Warrants may be volatile, and holders of the Class A Ordinary Shares or Warrants could incur substantial losses.

•	Because we currently do not have plans to pay cash dividends on the Class A Ordinary Shares, shareholders may not receive any return on investment unless they sell your Class A Ordinary Shares for a price greater than that they you paid.

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

These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from or worse than our expectations. You should read this Annual Report and the documents that we refer to in this Annual Report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this Annual Report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

iv

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

The Fusion Fuel team began its work in the renewable energy industry in 2008, and since such time we have been focused principally on research and development activities relating to concentrated solar power, part of which we have applied to our technology. Fusion Fuel´s hydrogen project began in 2018. Although the hydrogen project is an extension of our historical business it comes with some different challenges, including the challenges described elsewhere in these “Risk Factors” which we may not have the experience or ability to successfully overcome. Furthermore, our hydrogen generator, the HEVO, is a new type of product in the nascent hydrogen industry. Consequently, predicting our future revenue, warranty coverage requirements, and appropriately budgeting for our expenses is difficult, and we have limited insight into trends that may emerge and affect our business. If actual results differ from our estimates or if we adjust our estimates in future periods, our operating results and financial position could be materially and adversely affected.

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

The economic benefits to our customers of our HEVO solution over competitor products depend on the cost of electricity available from alternative sources including local electric utility companies, which cost structure is subject to change.

We believe that a customer’s decision to purchase our HEVO based technology is significantly influenced by the price predictability of electricity generated by the system in comparison to the retail price and the future price outlook of electricity from the local utility grid and other energy sources. The economic benefit of our solution to our customers includes, among other things, the benefit of reducing such customers’ payments to the local utility company. The rates at which electricity is available from a customer’s local electric utility company are subject to change and any changes in such rates may affect the relative benefits of our products. Even in markets where we are competitive today, rates for electricity could decrease and render our solutions uncompetitive. Several factors could lead to a reduction in the price or future price outlook for grid electricity, including the impact of energy conservation initiatives that reduce electricity consumption, construction of additional power generation plants (including nuclear, coal or natural gas) and technological developments by others in the electric power industry which could result in electricity being available at costs lower than those that we can achieve. If the retail price of grid electricity decreases at a faster rate than we or our customers expect, it could reduce demand for our HEVO products and harm our business.

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

Our future success depends in part on our ability to increase our production capacity, and we may not be able to do so in a cost-effective manner and cannot guarantee that our production partners will ramp up in time.

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

Fusion Fuel’s products create flammable gases that are inherently dangerous substances.

Our systems create hydrogen and oxygen gas through electrolysis. While our products do not use this fuel in a combustion process, both gases are flammable and could leak and combust if ignited by another source. Further, any such accidents involving our products or other products using similar flammable fuels could materially suppress demand for, or heighten regulatory scrutiny of, our products.

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

Some of the orders we accept from customers may require certain conditions, warranties or contingencies to be satisfied, or may be cancelled, prior to shipment or prior to commissioning or installation, some of which are outside of our control. The time periods from receipt of an order to shipment date and installation vary widely and are determined by a number of factors, including the terms of the customer contract and the customer’s deployment plan. There may also be product redesign or modification requirements that must be satisfied prior to shipment of units under certain of our agreements. If the redesigns or modifications are not completed, some or all of our orders may not ship or convert to revenue. In certain cases, we may publicly disclose anticipated, pending orders with prospective customers; however, those prospective customers may require certain conditions or contingencies to be satisfied prior to entering into a purchase order with us, some of which are outside of our control. Such conditions or contingencies that may be required to be satisfied before we receive a purchase order may include, but are not limited to, successful product demonstrations or field trials. Converting orders into revenue may also depend upon our customers’ ability to obtain financing. Some conditions or contingencies that are out of our control may include, but are not limited to, government tax policy, government funding programs, and government incentive programs. Additionally, some conditions and contingencies may extend for several years. We may have to compensate customers by either reimbursement, forfeiting portions of associated revenue, or other methods depending on the terms of the customer contract, based on the failure on any of these conditions or contingencies. While not probable, this could have an adverse impact on our revenue and cash flow.

If our estimates of the useful life for our units are inaccurate or we do not meet service and performance warranties and guaranties, or if we fail to accrue adequate warranty and guaranty reserves, our business and financial results could be harmed.

We will provide performance warranties and guaranties covering the efficiency and output performance of our Hydrogen Generators for the first two years. Our pricing of these contracts and our reserves for warranty and replacement will be based upon our estimates of the useful life of our units and their components, including assumptions regarding improvements in power module life that may fail to materialize. Although there is a 12-year history on the solar tracking systems, the Direct Coupled Photo Electrochemical Hydrogen Generator (the “HEVO”), which produces green hydrogen at one of the highest efficiency ratios and at the most competitive cost (€/kg) in the green hydrogen industry, does not have a long history with a large number of field deployments, and our estimates may prove to be incorrect. Failure to meet these performance warranties levels may require us to replace the units at our expense or refund their cost to the customer, or require us to make cash payments to the customer based on actual performance, as compared to expected performance, capped at a percentage of the relevant equipment purchase prices. We will accrue for product warranty costs and recognize losses on service or performance warranties when required by IFRS based on our estimates of costs that may be incurred and based on historical experience. However, as we expect our customers to renew their maintenance service agreements each year, the total liability over time may be more than the accrual. Actual warranty expenses have in the past been below and may in the future be greater than we have assumed in our estimates, the accuracy of which may be hindered due to our limited history operating at our current scale.

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

We rely on a limited number of third-party suppliers for some of the raw materials and components for our products, including components that may be of limited supply or require customized manufacturing specifications. If our suppliers provide insufficient inventory at the level of quality required to meet customer demand or if our suppliers are unable or unwilling to provide us with the contracted quantities (as we have limited or in some case no alternatives for supply), our results of operations could be materially and negatively impacted. If we fail to develop or maintain our relationships with our suppliers, or if there is otherwise a shortage or lack of availability of any required raw materials or components, we may be unable to manufacture our units, or they may be available only at a higher cost or after a long delay. Such delays could prevent us from delivering units to our customers within the required time frames and cause order cancellations. We have had to create our own supply chain for some of the components and materials utilized in our fuel cells. We have made significant expenditures in the past to develop our supply chain. In many cases, we entered into contractual relationships with suppliers to jointly develop the components we needed. These activities are time and capital intensive. Accordingly, the number of suppliers we have for some of our components and materials is limited and, in some cases, sole sourced. Some of our suppliers use proprietary processes to manufacture components. We may be unable to obtain comparable components from alternative suppliers without considerable delay, expense, or at all, as replacing these suppliers could require us either to make significant investments to bring the capability in-house or to invest in a new supply chain partner. Some of our suppliers are smaller, private companies, heavily dependent on us as a customer. If our suppliers face difficulties obtaining the credit or capital necessary to expand their operations when needed, they could be unable to supply necessary raw materials and components needed to support our planned sales and services operations, which would negatively impact our sales volumes and cash flows.

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

Fusion Fuel Portugal has its principal offices in Portugal, and all of its initial projects are located in Portugal and other jurisdictions in Southern Europe. All of our projects in Portugal will be impacted by the Portuguese laws governing the energy sector generally and the use of hydrogen specifically (including whether as a gas or fuel, and as pertains to production, storage, transportation, safety, and taxation). Delays in the rollout of legislation or changes to any existing legislation could have a material financial impact on Fusion Fuel Portugal and could cause delays to on-going projects and negotiations. Furthermore, economic difficulties or political changes in Portugal and other portions of Southern Europe could alter these governments’ intentions with respect to projects to which they have not yet formally committed. These same issues could have an impact in any new market into which we enter. At times, changes in local regulations or legislation can impact the viability of a project or even lead to its cancellation – as was the case with the HEVO-Sul project in Portugal.

In addition, recent changes to governments, e.g. change of political party in power in Portugal, could lead to changes in the national hydrogen strategy and have material impacts on Fusion Fuel projects and client deliveries for that market.

Any disruption to or elimination of Portugal’s and Spain´s Hydrogen Strategy and other strategic plans for hydrogen production could reduce demand for our products, lead to a reduction in our revenues and adversely impact our operating results and liquidity.

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

We are subject to environmental laws and regulations as well as environmental laws in each jurisdiction in which we operate. Environmental laws and regulations can be complex and may often change. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines, and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties or third-party damages. In addition, ensuring we are in compliance with applicable environmental laws requires significant time and management resources and could cause delays in our ability to build out, equip and operate our facilities as well as service our fleet, which would adversely impact our business, our prospects, our financial condition, and our operating results. If contamination is discovered in the future at properties formerly owned or operated by us or currently owned or operated by us, or properties to which hazardous substances were sent by us, it could result in our liability under environmental laws and regulations. Many of our customers have high sustainability standards, and any environmental noncompliance by us could harm our reputation and impact a current or potential customer’s buying decision. Additionally, in many cases we contractually commit to performing all necessary installation work on a fixed-price basis, and unanticipated costs associated with environmental remediation and/or compliance expenses may cause the cost of performing such work to exceed our revenue. The costs of complying with environmental laws, regulations, and customer requirements, and any claims concerning noncompliance or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or our operating results.

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

From time to time, we may be involved in legal proceedings, administrative proceedings, claims, and other litigation that could arise in the ordinary course of business. We may incur costs and expenses in connection with defending ourselves or in connection with the payment of any settlement or judgment or compliance with any ruling in connection therewith. The expense of defending litigation may be significant. The amount of time to resolve lawsuits is unpredictable and defending ourselves may divert management’s attention from the day-to-day operations of our business, which could adversely affect our business, financial condition, results of operations and cash flows. Unfavorable outcomes or developments relating to proceedings to which we are a party or transactions involving our products such as judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, our financial condition, and our results of operations. In addition, settlement of claims could adversely affect our financial condition and our results of operations.

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

As we continue to expand internationally, we will be subject to income taxes in various jurisdictions. Given that the Fusion Fuel’s owned plants have a life span of 25 years, a number of factors may adversely affect our future effective tax rates, such as the jurisdictions in which our profits are determined to be earned and taxed; changes in the valuation of our deferred tax assets and liabilities; adjustments to estimated taxes upon finalization of various tax returns; changes in available tax credits, grants and other incentives; changes in stock-based compensation expense; the availability of loss or credit carryforwards to offset taxable income; changes in tax laws, regulations, accounting principles or interpretations thereof; or examinations by jurisdictions that disagree with interpretations of tax rules and regulations in regard to positions taken on tax filings. A change in our effective tax rate due to any of these factors may adversely affect our future results from operations.

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

Additionally, the U.S. Congress, the Organisation for Economic Co-operation and Development, and government agencies in jurisdictions where we and our affiliates do business have focused on issues related to the taxation of multinational corporations. In particular, specific attention has been paid to “base erosion and profit shifting”, where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in Ireland, Portugal and other countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such change could adversely affect us.

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

Any of the foregoing could adversely affect our business, prospects, operating results, and financial condition. In addition, any litigation or claims, whether or not valid, could harm our reputation, result in substantial costs and divert resources and management attention. We may need to pursue lawsuits or legal action in the future to enforce our intellectual property rights, to protect our trade secrets, and to determine the validity and scope of the proprietary rights of others. If third parties prepare and file applications for trademarks used or registered by us, we may oppose those applications and be required to participate in proceedings to determine the priority of rights to the trademark. Similarly, competitors may have filed applications for patents, may have received patents and may obtain additional patents and proprietary rights relating to products or technology that block or compete with ours. We may have to participate in interference proceedings to determine the priority of invention and the right to a patent for the technology. Litigation and interference proceedings, even if they are successful, are expensive to pursue and time-consuming, and we could use a substantial amount of our management and financial resources in either case.

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

Risks Relating to our Financial Condition and Operating Results

We are required to maintain effective internal control over financial reporting. Our management previously identified a material weakness in our internal control over financial reporting as of December 31, 2020. This material weakness was still under remediation as of December 31, 2023. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of the Nasdaq Global Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our ordinary shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq Global Market.

Pursuant to Section 404 of the Sarbanes-Oxley Act, this Annual Report on Form 20-F includes a report by our management on our internal control over financial reporting. However, as a foreign private issuer, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm unless and until we become an “accelerated filer.” In connection with achieving compliance with Section 404 within the prescribed period, we engaged in a process to document and evaluate our internal control over financial reporting, which was both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting.

Our management previously identified material weaknesses in our internal control over financial reporting primarily related to (i) clearly defined control processes, roles and segregation of duties and sufficient financial reporting and accounting personnel within our business processes to ensure appropriate financial reporting, and (ii) the design and operating effectiveness of IT general controls for information systems that are significant to the preparation of our consolidated financial statements. We have worked to remediate these material weaknesses and other deficiencies. We re-designed key processes and included significant measures to develop an effective internal control over financial reporting. In implementing these processes, we have engaged the assistance of external advisors with expertise in these matters. Additionally, we have and continue to train our accounting and finance staff and hired financial reporting personnel to develop and implement appropriate internal controls and reporting procedures. These remediation measures, which continue as of December 31, 2023 have been time consuming and costly and there is no assurance that these initiatives will remediate all issues.

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

Our current growth and future growth plans may make it difficult for us to efficiently operate our business, challenging us to effectively manage our capital expenditures and control our costs while we expand our operations to increase our revenue. If we experience a significant growth in orders without improvements in automation and efficiency, we may need additional manufacturing capacity and we and some of our suppliers may need additional and capital-intensive equipment. Any growth in manufacturing must include a scaling of quality control as the increase in production increases the possible impact of manufacturing defects. In addition, any growth in the volume of sales of our units may outpace our ability to engage sufficient and experienced personnel to manage the higher number of installations and to engage contractors to complete installations on a timely basis and in accordance with our expectations and standards. Any failure to manage our growth effectively could materially and adversely affect our business, our prospects, our operating results, and our financial condition. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully.

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

We believe that our success and our ability to reach our strategic objectives are highly dependent on the contributions of our key management, technical, engineering, and sales personnel. The loss of members of Fusion Fuel’s senior management team and other key employees, whether voluntarily or involuntarily, could significantly limit Fusion Fuel’s ability to achieve its strategic objectives by delaying the development and introduction of its products and services and negatively impact our business, prospects, and operating results. Our future success also depends on Fusion Fuel’s ability to attract, retain and motivate highly skilled employees, particularly employees with electrical and/or mechanical engineering skills or gas management specialties that would enable Fusion Fuel to effectively deliver its green hydrogen solutions to its clients on time and on budget, as well as client relationship managers with relevant regional and international experience. Competition for these executives in Fusion Fuel’s industry is intense and Fusion Fuel may experience difficulty in recruiting and retaining such individuals. Many of the companies with which Fusion Fuel competes for experienced executives and key personnel also have greater resources than it has. As a result, Fusion Fuel may be unable to attract or retain the green energy industry professionals that are critical to its success, resulting in harm to its key client relationships, loss of key information, expertise or know-how and unanticipated recruitment and retaining costs. Additionally, our ability to achieve revenue growth in the future will depend, in part, on Fusion Fuel’s success in recruiting and retaining client development executives. Such executives may require significant on-boarding time and effort in order to achieve full productivity, which may impair business and revenue growth. Additionally, the loss of the services of Fusion Fuel’s senior management could make it more difficult to successfully operate its business and pursue Fusion Fuel’s business goals. In addition, we do not have “key person” life insurance policies covering any of Fusion Fuel’s officers or other key employees.

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

Parent is a holding company. Its material assets are its cash balances, loans receivables from its direct subsidiaries and equity interest in its direct and indirect subsidiaries and it is accordingly dependent upon distributions from them to pay taxes and cover its corporate and other overhead expenses.

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

Fusion Fuel’s ability to generate revenues is substantially dependent upon it entering into technology sale agreements with third parties.

Fusion Fuel’s business plan is substantially dependent on it entering into technology sale and engineering service agreements with third parties. If Fusion Fuel is unable to enter into such agreements, its results of operations and financial condition would suffer.

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

We may experience significant delays in the design, manufacture, launch, and financing of our technology, including in the build-out of our manufacturing plant, which could harm our business and prospects.

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

We expect to produce a large portion of our electrolyzers at our manufacturing plant in Benavente after completion of the plant. Our plant and the equipment we use to manufacture our electrolyzers would be costly to replace and could require substantial lead time to replace and qualify for use. Our plant may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding, fire and power outages, or by health epidemics, such as the COVID-19 pandemic, which may render it difficult or impossible for us to manufacture our electrolyzers for some period of time. The inability to produce our electrolyzers or the backlog that could develop if our manufacturing plant is inoperable for even a short period of time may result in the loss of customers or harm our reputation. Although we maintain insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, if at all. While we maintain the relationship with outsourced production partners, a small number of units potentially would still be delivered, but this would be unable to cover the projected production requirements if Benavente were to become inoperable.

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

Our growth plans include offering standard products to more territories. As such, there are risks of compliance, contract risk, health and safety and managing a global operation. The demand for electrolyzer products generating hydrogen exceeds the Group's ability to match supply, potentially granting an advantage to other competitors who have larger supply capacity or who can ramp up faster. As the business increases its capacity and delivery of products, it will have a greater reliance on third parties for installation and maintenance of critical components, including a reliance on the expertise of its partners. Poor selection / management of suppliers & subcontractors could lead to supply of sub-standard products or services. This could also lead to contractual risk, health and safety risk and reputational risk if those suppliers do not have appropriate and effective compliance processes in place to manage those.

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

The facilities of DTC are a widely used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. The Class A Ordinary Shares and the Warrants are eligible for deposit and clearing within the DTC system. On December 10, 2020, we entered into arrangements with DTC whereby we agreed to indemnify DTC for any Irish stamp duty that may be assessed upon it as a result of its service as a depository and clearing agency for the Class A Ordinary Shares and Warrants and, in consideration for such indemnification, DTC agreed to accept the Class A Ordinary Shares and Warrants for deposit and clearing within its facilities.

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

Parent does not intend to pay dividends on its capital stock in the foreseeable future. If Parent were to declare and pay dividends, in certain limited circumstances, dividend withholding tax (currently at a rate of 25%) may arise in respect of dividends paid on the Class A Ordinary Shares. A number of exemptions from dividend withholding tax exist such that shareholders resident in the U.S. and other countries with which Ireland has entered into a double tax may be entitled to exemptions from dividend withholding tax.

The Irish Revenue Commissioners have confirmed that shareholders resident in the U.S. that hold their Class A Ordinary Shares through DTC will not be subject to dividend withholding tax, provided the addressees of the beneficial owners of such Class A Ordinary Shares in the records of the brokers holding such Class A Ordinary Shares are recorded as being in the U.S. (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by Parent). However, other holders of Class A Ordinary Shares may be subject to dividend withholding tax.

Dividends received by Irish residents and certain other shareholders may be subject to Irish income tax.

Non-Irish resident shareholders entitled to an exemption from Irish dividend withholding tax on dividends received from Parent will not be subject to Irish income tax in respect of those. Non-Irish resident shareholders that are not entitled to an exemption from Irish dividend withholding tax and, therefore receive dividends subject to Irish dividend withholding tax will generally have no further liability to Irish income tax on those dividends. The Irish dividend withholding tax deducted by Parent should discharge the Irish income tax liability.

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

Irish law generally provides that a board of directors may allot and issue shares (or rights to subscribe for or convert into shares) if authorized to do so by a company’s constitution or by an ordinary resolution. Such authorization may be granted for up to the maximum of a company’s authorized but unissued share capital and for a maximum period of five years, at which point it must be renewed by another ordinary resolution. Parent’s M&A authorized the board of directors of Parent to allot shares up to the full amount of Parent’s authorized but unissued share capital until December 31, 2023. At Parent’s annual general meeting in September 2023, the shareholders granted the board of directors of Parent the authority to allot shares up to 20% of Parent’s authorized but unissued share capital until December 31, 2024. At an extraordinary general meeting of Parent in March 2024, the shareholders extended this authority and granted the board of directors of Parent the authority to allot shares up to the full amount of Parent’s authorized but unissued share capital until March 19, 2029. This authorization will need to be renewed by ordinary resolution by March 19, 2029 unless otherwise renewed prior thereto. Under Irish law, an allotment authority may be given for up to five years at each renewal, but governance considerations may result in renewals for shorter periods or for less than the maximum permitted number of shares being sought or approved.

While Irish law also generally provides shareholders with pre-emptive rights when new shares are issued for cash, it is possible for Parent’s M&A, or for shareholders of Parent in a general meeting, to exclude such pre-emptive rights. Following Parent’s extraordinary general meeting in March 2024, pre-emptive rights are currently excluded until March 19, 2029. This exclusion will need to be renewed by special resolution by March 19, 2029 unless otherwise renewed prior thereto.

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

Under the Irish Takeover Rules, if an acquisition of Class A Ordinary Shares were to increase the aggregate holdings of the acquirer (together with its concert parties) to 30% or more of the voting rights of Parent, such acquirer and, in certain circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding Class A Ordinary Shares at a price not less than the highest price paid by such acquirer or its concert parties for Parent Shares during the previous 12 months. This requirement would also be triggered by the acquisition of Class A Ordinary Shares by any person holding (together with its concert parties) between 30% and 50% of the voting rights of Parent if the effect of such acquisition were to increase that person’s voting rights by 0.05% within a 12-month period.

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

Under the Irish Takeover Rules if an acquisition of ordinary shares were to increase the aggregate holding of the acquirer and its concert parties to ordinary shares that represent 30% or more of the voting rights of Parent, the acquirer and, in certain circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding ordinary shares at a price not less than the highest price paid for the ordinary shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by an acquisition of ordinary shares by a person holding (together with its concert parties) ordinary shares that represent between 30% and 50% of the voting rights in Parent if the effect of such acquisition were to increase that person’s percentage of the voting rights by 0.05% within a 12-month period. Under the Irish Takeover Rules, certain separate concert parties will be presumed to be acting in concert. The board of directors of Parent and their relevant family members, related trusts and “controlled companies” are presumed to be acting in concert with any corporate shareholder who holds 20% or more of Parent.

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

Based on the current value of Parent’s assets and the composition of Parent’s potential income streams, assets and operations, we do not believe Parent classifies as a “passive foreign investment company,” or PFIC, for the taxable year ended on December 31, 2023, and that it will not classify as a PFIC for 2024 either. However, the application of the PFIC rules is subject to uncertainty in several respects and furthermore we cannot assure you that the U.S. Internal Revenue Service (the “IRS”) will not take a contrary position. Furthermore, a separate determination must be made after the close of each taxable year as to whether Parent is a PFIC for that year. Accordingly, notwithstanding the current expectation that we will not be classified as a PFIC, we cannot assure you that we have not been a PFIC or that we will not be a PFIC for our current taxable year or any future taxable year. A non-US company will be considered a PFIC for any taxable year if (i) at least 75% of its gross income is passive income (including interest income), or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. If we were to be ultimately classified as a PFIC for any taxable year during which a U.S. holder holds the Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder, including (i) the treatment of all or a portion of any gain on disposition of the Class A Ordinary Shares as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) the obligation to comply with certain reporting requirements.

Resales of our Class A Ordinary Shares or Warrants, or the perception that such resales might occur, may cause the market price of the Class A Ordinary Shares or Warrants to drop significantly, even if Fusion Fuel’s business is doing well.

As of April 25, 2024 we have an aggregate of 17,371,968 Class A Ordinary Shares and 8,869,633 Warrants outstanding. While a portion of such shares and Warrants are subject to transfer restrictions described elsewhere in this Annual Report, upon expiration of the applicable lock-up periods, large amounts of Class A Ordinary Shares and/or Warrants may be sold in the open market or in privately negotiated transactions. Such sales, or the perception in the public markets that such sales will occur, could have the effect of increasing the volatility in the trading price of the Class A Ordinary Shares and/or the Warrants or putting significant downward pressure on the price of the Class A Ordinary Shares and/or the Warrants.

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

We have an aggregate of 8,869,633 Warrants outstanding. Each Warrant is exercisable for one Class A Ordinary Share at a price of $11.50 per share. In addition, we have options to purchase an aggregate of 1,482,628 Class A Ordinary Shares outstanding. If all of the Warrants and options are exercised for cash, we would be required to issue up to 10,352,261 Class A Ordinary Shares, or approximately 60% of our Class A Ordinary Shares outstanding as of April 25, 2024. The Warrant and option holders will likely exercise such securities only at a time when it is economically beneficial to do so. Accordingly, the exercise of these securities will dilute our other equity holders and may adversely affect the market price of the Class A Ordinary Shares.

We may issue additional Class A Ordinary Shares or other equity securities without seeking shareholder approval, which would dilute your ownership interests and may depress the market price of the Class A Ordinary Shares.

An aggregate of 8,869,633 Warrants is outstanding. In addition, we had 1,653,842 Class A Ordinary Shares available for issuance, and not subject to outstanding awards, under our Plan. Further, we may issue additional Class A Ordinary Shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding Warrants, or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

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

The stock market in general has experienced extreme volatility in recent times that has often been unrelated to the operating performance of particular companies, including as a result of public health emergencies such as the COVID-19 pandemic. Military or other conflicts in Ukraine, the Middle East, Southwest Asia or elsewhere and other disruptions to the equity or debt capital markets, including as a result of inflation in the United States and elsewhere, have also led to increased volume and price volatility for publicly traded securities. As a result of this volatility, our shareholders may not be able to sell their Class A Ordinary Shares or Warrants at or above the price paid for such securities. The market price for the Class A Ordinary Shares and Warrants may be influenced by many factors, including the factors discussed elsewhere in this “Risk Factors” section and:

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

As a company subject to reporting requirements in the United States, we incur significant legal, accounting and other expenses that Parent would not have incurred as a private Irish company. For example, Parent is subject to the reporting requirements of the Exchange Act and is required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Compliance with these requirements increases Parent’s legal and financial compliance costs and makes some activities more time consuming and costly, while also diverting management attention. In particular, Parent expects to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act.

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

In addition, our internal control systems rely on people trained in the execution of the controls. The loss of these people or our inability to replace them with similarly skilled and trained individuals or new processes in a timely manner could adversely impact our internal control mechanisms.

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

Our business may be materially adversely affected by current global geopolitical conditions resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the Israel-Hamas conflict.

United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Any of the abovementioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect our business.

The extent and duration of the ongoing conflicts, resulting sanctions and any related market disruptions are impossible to predict, but could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. Any such disruptions may also have the effect of heightening many of the other risks described in this section. If these disruptions or other matters of global concern continue for an extensive period of time, our operations may be materially adversely affected.

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

On December 10, 2020, Parent completed a business combination pursuant to that certain Amended and Restated Business Combination Agreement (“Business Combination Agreement”), which Parent entered into on August 25, 2020, with HL Acquisitions Corp. (“HL”), Fusion Welcome – Fuel, S.A., a public limited company domiciled in Portugal, sociedade anónima (now known as Fusion Fuel Portugal, S.A., “Fusion Fuel Portugal”), Fusion Fuel Atlantic Limited, a British Virgin Islands company and wholly-owned subsidiary of Parent (“Merger Sub”), and the shareholders of Fusion Fuel Portugal (“Fusion Fuel Shareholders”). Pursuant to the Business Combination Agreement, (i) Merger Sub merged with and into HL (the “Merger”), with HL being the surviving entity of the Merger and becoming a wholly-owned subsidiary of Parent, and (ii) Parent acquired all of the issued and outstanding shares of Fusion Fuel Portugal (the “Share Exchange,” and together with the Merger, the “Transactions”), resulting in Fusion Fuel Portugal and HL becoming wholly-owned subsidiaries of Parent and the securityholders of Fusion Fuel Portugal and HL becoming securityholders of Parent. Immediately following the closing of the Transactions, Parent consummated the closing of a series of subscription agreements with accredited investors (“PIPE Investors”) for the sale in a private placement of 2,450,000 Class A Ordinary Shares at a price of $10.25 per share for gross proceeds to Parent of approximately $25.1 million (the “PIPE”). Following the Transactions, HL was dissolved.

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

Fusion Fuel created a miniaturized PEM electrolyzer, the HEVO, which could be attached to the back of the CPV solar modules, creating a single solar to green hydrogen system, which was subsequently externally validated by an independent laboratory in Portugal, the ISQ. This combination of CPV solar modules and HEVOs was the Company´s first product and was called the HEVO-Solar. In 2023, the Company began commercializing the HEVO-Chain solution. This product is built around the concept of the HEVOs working in sequence, making it easily scalable, and allowing it to operate with any type of electrical energy input. However, Fusion Fuel has since shifted its offering to focus solely on the HEVO-Chain solution for any new proposals to clients given it is significantly easier to install and license, its lower space requirements and the fact that it can be used with any power input.

Until mid-2023, Fusion Fuel´s commercial focus was on regions with very high solar irradiation levels. With the launch of the HEVO-Chain suite, the target addressable market has substantially grown and no longer needs to be limited to regions with high solar irradiation levels. The Company has principally focused on European projects given that the product is designed for compliance with local certifications and during 2024 will evolve the offering to also be suitable for use in North America and Australia.

Fusion Fuel has a multi-faceted market approach; 1) Fusion Fuel is an electrolyzer technology supplier to third party led and owned projects, 2) Fusion Fuel provides engineering and procurement services for developers building hydrogen plants, and 3) in Iberia, Fusion Fuel also creates future hydrogen plants, structured in fully owned SPVs, with the aim to sell these projects and SPVs to infrastructure asset managers before construction begins.

Evora

Fusion Fuel’s first solar-to-green hydrogen plant, H2Evora, consists of 15 HEVO-Solar generators with the latest generation of Fusion Fuel’s HEVO micro-electrolyzer. H2Evora also includes state-of-the-art hydrogen purification, compression, and storage systems, as well as a Ballard Power Systems fuel cell to convert the green hydrogen into electricity to be fed into the national grid.

The H2Evora plant is also Fusion Fuel´s full size demonstration and R&D plant. When new versions of technology developments need to be tested at scale, this is the site where those activities are carried out. The plant has produced hydrogen on and off since the fourth quarter of 2021 and has seen various moments of upgrade and new technology installation. The plant is currently awaiting connection to the grid for the sale of electricity from its fuel cell. However, while waiting for this to occur, when desired for product testing or validation, it is able to operate with the onsite solar panels and temporary generator for balance of plant requirements. Most recently the plant has seen the installation of three HEVO-Chain cube elements in addition to its 15 HEVO-Solar units for system integration testing.

Benavente

In the second quarter of 2021, we purchased a 14,000m3 factory in Benavente, Portugal for €5.0 million, inclusive of taxes. The renovations of the facility in Benavente, which began in late 2021, were completed in the first quarter of 2022. The second quarter of 2022 marked the start of the first production lines at our Benavente facility. This was a major milestone for Fusion Fuel and for Iberia, as the first industrial electrolyzer production to go live across Portugal and Spain. Our vision for Benavente is for it to be an industry-leading, state-of-the-art electrolyzer manufacturing facility, using automation and robotics wherever possible to improve the efficiency of production. In line with our efforts to be a leading clean energy company, we partnered with Helexia to install 1 MW of solar power on the roof of Benavente, which will not only reduce our carbon footprint, but will also lower our production costs given the exceedingly high cost of energy today.

In the fourth quarter of 2022, we announced the completion of our planned sale and leaseback of the Benavente electrolyzer manufacturing factory to CORUM Eurion, an ESG certified real estate investment fund managed by CORUM Asset Management. The €9.3 million transaction generated net proceeds of nearly €7.5 million after certain holdbacks and deposits for the lease-back contract. The proceeds have been and will continue to be used by us to further the buildout of the Benavente factory, fund the development of Fusion Fuel owned projects and HEVO-Chain technology, and for general corporate purposes.

During 2023, the Benavente facility also began the first production of Fusion Fuel’s 4th generation HEVOs and the HEVO-Chain cube solution. This will be the solution produced for 2024 whereby the HEVO will be encased in dedicated cube structures or in containers depending on project requirements – the full solution will be developed, assembled and tested in Benavente before being shipped to clients and projects.

Iberian Activities

As of the end of 2023, Fusion Fuel has been contracted to provide its electrolyzer technology for five green hydrogen projects in Iberia, all of which include additional components of engineering and procurement services. The projects range from 300 kW to 1.25 MW of electrolyzer capacity and the engineering and procurement services range from providing engineering designs and specifications, providing the balance of plant equipment, all the way to full EPC services and turnkey project delivery.

In Portugal, all projects with government support or grants are required to undertake a tender process for the contracting of equipment or services, and this is something that the Fusion Fuel commercial team actively engages on. As of end of March 2024, Fusion Fuel has five tender process proposals outstanding with prospective clients, some of which are awaiting client decision regarding partnership selection or in other cases on whether the project will proceed to the construction phase. It is expected that most of the potential sales in Portugal in the coming years will be through these processes. Often the tenders require a complete package proposal as opposed to the provision of specific equipment (e.g. standalone electrolyzer systems). This is where Fusion Fuel´s full offering capabilities create a significant advantage for the Company.

Fusion Fuel has developed a series of projects in Portugal for which we aim to secure key elements that make a project viable such as land, grant, permits, and potentially offtake agreements, before selling the project to a third party who will then make the capital investment to begin construction. Below is the overview of the projects that Fusion Fuel has in its portfolio in Portugal, all of which are 100% owned by Fusion Fuel at this time:

Fusion Fuel is in discussions and negotiations with various parties regarding the sale and/or an investment commitment for these projects, noting that it is likely that the Sines I, II and III projects will be undertaken with one single partner. For these projects, we aim to secure a provision contract with the final investor, whether with electrolyzer provisions, engineering or procurement services, or all three for certain cases.

In Spain, Fusion Fuel has multiple ongoing projects and also has a 50:50 joint venture with local developers called Fusion Fuel Spain. However, we do not expect to be developing new wholly owned hydrogen projects in Spain and going forward intend to mainly focus on delivering equipment and services to third party plants in the country.

Fusion Fuel has the only electrolyzer manufacturing facility in Portugal and one of the largest and most varied portfolios of green hydrogen projects in the country. We fully expect to be one of the leading companies in the hydrogen sector in Portugal, and potentially Spain. Both countries have significant renewable energy advantages that make them particularly suitable to produce green hydrogen.

Other Markets

United States and North America

Passage of the Inflation Reduction Act (“IRA”) in the United States on August 16, 2022 positively impacted our outlook and business. The financial incentives of the IRA, in particular the $3/kg production tax credit, has made green hydrogen competitive with grey hydrogen. Considering these tailwinds, we have communicated our intention to accelerate our growth strategy into North America, with a focus on building partnerships to cover this strategic market.

To that end, Fusion Fuel entered into a partnership with Electus Energy in 2022 for a large-scale plant being developed in California. Most recently, the Company has engaged with Electus Energy on potential smaller projects currently under development in North America. In mid-2023, Fusion Fuel also entered into a partnership with Elemental Energy, a US development company led by two previous members of Fusion Fuel´s executive committee. This partnership allows Fusion Fuel to hold a minority stake in Elemental Energy of approximately 5%, but does not include management or board representation in the company.

In addition to the above, Fusion Fuel has also made proposals for both engineering services and electrolyzer systems for projects in North America for new prospective clients. We expect this to continue and will look to develop relationships and partnerships that allow us to grow our reach into the North American market with modest incremental costs. In preparation for projects in the North American market, we expect to receive the certification of the HEVO-Chain solution for use in both the United States and Canada during 2024.

Europe

In Europe, we continue to see an increased push to make the transition to green hydrogen a reality and a priority for most countries, with the continued launch of further grant programs across most countries as well as the launch of the European Hydrogen Bank. In addition, in 2024 the European Commission also approved the next wave of “Important Projects of Common European Interest” (IPCEI), all focused around the energy transition movement and green hydrogen. Europe was the first region to truly push the transition to green hydrogen and is now in a position where many of the ingredients required for the execution of projects are in place. Therefore, we continue to expect a very significant portion of our business volume in the coming years to come from this region.

The past years have seen various European countries establishing the regulations and certificate of origin framework required to truly implement a widespread green hydrogen economy. With these moves, we have seen substantial increased momentum in the design, build-up and commitment going into new hydrogen projects. This is further supported by the continued desire to change the energy mix used in Europe and reduce the dependency on foreign energy sources.

We continue to strive to reach markets beyond Portugal and Spain and expect to deliver the first project to an Italian client in 2024. This first project is a 1 MW plant at Duferco’s industrial facility in Giammoro, Sicily, which will produce an estimated 46 tonnes of green hydrogen per annum and is expected to be developed in 2024. In addition, we continue to provide offers and proposals to further projects across Italy, France and Northern Europe.

Commercialization

In 2023, we delivered the first full plant to a client, the Exolum Torrejon plant in Madrid. We also started the delivery of services, materials and equipment for CSIC and for a building materials company, both projects being located in Spain. The Exolum project uses the HEVO-Solar solution, the CSIC project will use a mix of HEVO-Solar and HEVO-Chain equipment, and the third project is a pure HEVO-Chain project. For all three projects, Fusion Fuel undertook a substantial amount of the engineering work required for project completion and is providing the balance of plant equipment as well.

We expect most projects in the coming years to use a combination of Fusion Fuel equipment as well as services for 10 MW projects and below. The ability to engage with a client beyond the electrolyzer provision is a key differentiator for Fusion Fuel as most other projects of this dimension are led by developers with limited gas handling experience and therefore need significant support to design a safe plant and to outline the full specifications a plant needs. For larger projects, there are several large engineering firms that provide this role but they mainly focus on projects significantly larger than 10 MW.

Given the different regulations and requirements across the various countries in Fusion Fuel´s target addressable market, we expect to engage with local integrators and EPC companies where Fusion Fuel does not have the local engineering knowledge or experience. This can be seen in our collaboration with Duferco in Italy, but also in other projects with firms across North America, Israel and Northern Europe.

Going forward, Fusion Fuel will no longer be commercializing the HEVO-Solar solution, focusing instead on HEVO-Chain for any new projects and plants. The HEVO-Chain continues to use the same HEVO miniaturized PEM electrolyzer as the HEVO-Solar but is more versatile in its implementation, allowing for the use of any power source as well as a significantly easier licensing process given its smaller footprint.

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

Recent Developments

On February 16, 2024, the Company announced that it had received notification from the European Commission that the Company’s HEVO-Portugal project was among 33 entities selected for approval under the Important Projects of Common European Interest (“IPCEI”) Hy2Infra program. The Company’s €650 million, 630 MW project is to be developed in Sines, Portugal, and would produce 62,000 tonnes of green hydrogen per annum. A portion of the green hydrogen is expected to be used in the production of green ammonia and exported from the Port of Sines to the Port of Rotterdam in the Netherlands. The balance would be consumed by industrial customers in the domestic Portuguese market. The IPCEI approval positions Fusion Fuel and its partners to commence funding negotiations with the relevant government stakeholders, as well as with the European Investment Bank, which has committed to providing financing and advisory support to those projects selected for public funding.

B. Business Overview

About Fusion Fuel

Fusion Fuel is committed to accelerating the energy transition and decarbonizing the global energy system through the design and development of innovative green hydrogen solutions. Fusion Fuel has created a revolutionary miniaturized PEM electrolyzer design – the HEVO – and modular, building-block architecture, unlocking a material cost advantage in small-to-midscale green hydrogen projects and enabling decentralized hydrogen production and end-use, avoiding the need for costly infrastructure buildout.

The Company’s unique competitive advantage is based on the following core attributes, which collectively underpin Fusion Fuel’s differentiated positioning in the marketplace:

Complementary service proposition: equipment sales, engineering, and project development
Differentiated, modular design based on proprietary miniaturized PEM electrolyzer
De-risked near-term pipeline supported by company-owned project portfolio and €60+ million in grant funding
Decentralized, building-block architecture unlocks unprecedented scalability and reliability
Next-gen electrolyzer production facility located in Portugal, dimensioned for 500 MW of throughput
Competitive advantage in small-to-midscale segment, closely aligned with current market demand profile

Fusion Fuel's mission is to provide the world with innovative green hydrogen solutions that accelerate the transformation of the global energy sector and enable the sustainable reduction of carbon emissions. As a critical input in the refining and ammonia production sectors, hydrogen is an important commodity for the global industrial economy. However, conventional production of hydrogen, typically via steam methane reforming or coal gasification, is highly carbon intensive. Fusion Fuel’s innovative green hydrogen solutions unlock the production of cost competitive green hydrogen, positioning the Company to help decarbonize hard-to-abate legacy sectors like refining and ammonia production, while also fueling the growth of the emerging hydrogen economy, in particular the mobility, gas blending, and industrial heating sectors.

Business Strategy & Vision

Fusion Fuel aims to enable meaningful emissions reductions through viable economic means using green hydrogen. In doing so, Fusion Fuel believes it can become a major player in the global hydrogen economy over the next ten years.

Since its inception, Fusion Fuel has developed a robust technology sale and project development pipeline in Southern Europe, beginning with Portugal and Spain, as a first phase in the execution of the Company’s commercial strategy. Further growth within adjacent European markets, as well as expansion into other strategic markets globally, including Australia and North America, represents the next phase in the Company’s evolution.

In addition to possessing market-leading, proprietary electrolyzer technology, Fusion Fuel benefits from a complementary service proposition that positions it as a unique provider of end-to-end green hydrogen solutions, helping differentiate the Company from other competitors in the market.

Fusion Fuel Business Lines

Fusion Fuel’s HEVO based technology is expected to be a leading product in the industry for generating cost-effective green hydrogen in the markets and segments in which it seeks to operate. In addition, the Fusion Fuel team collectively has extensive experience in establishing and operating sustainable energy and gas plants, as well as relationships with many sustainable energy stakeholders and hydrogen users (ranging from natural gas networks and grids, oil refineries, ammonia producers, regulators and related government departments). Fusion Fuel is focused on the following three core business lines that build on its hydrogen generator:

1.	Electrolyzer System Sale: focused on creating and selling HEVO based solutions that produce cost-competitive green hydrogen for client use and operation. There are several industrial processes that require hydrogen and providers that currently produce their own hydrogen supply through highly carbon-intensive methods. Fusion Fuel intends to equip them with hydrogen generators to produce hydrogen without carbon emissions and with no cost disadvantage. Revenues initially began to be generated from this business line in the year ended December 31, 2023.

2.

Engineering & Procurement Services: Fusion Fuel provides a variety of services in connection with the engineering activities related to the creation of a hydrogen plant, namely; 1) advisory, concept and proposal developments, 2) FEL I, II and III studies, 3) Procurement services for all plant related equipment (including compressor and purifiers), 4) Construction and Legalization services in Iberia, and 5) Operation and maintenance services during the early stage of the plant operation. No revenues were generated during the year ended December 31, 2023.

3.	Project Development: focused on developing hydrogen project concepts and opportunities by securing strategic sites, grants, and licenses. The business line creates revenues through the eventual sale of projects in development which can either generate development fees and/or technology sale pipelines through the supply of units to projects we develop and sell on. No revenues were generated during the year ended December 31, 2023.

Fusion Fuel’s industry and business require continuous innovation and improvement. To this end, the R&D team has already designed the next generations of the HEVO hydrogen generator to be developed. This innovation aims at not only improving the efficiency of the product, but also reducing the cost of production. Continuous R&D is a core part of the ongoing strategy for the firm.

The Technology

The HEVO is Fusion Fuel’s proprietary miniaturized PEM electrolyzer. Roughly the size of a tablet computer, this lightweight, “stackless” electrolyzer was designed from the ground up for superior performance, unprecedented modularity and high-throughput, industrialized production. In order to miniaturize a PEM electrolyzer, a radically different approach was taken to the design of the MEAs, bipolar plates, and flow fields – these form the basis of Fusion Fuel´s core intellectual property.

The HEVO confers several critical advantages compared to conventional PEM systems:

 The HEVO lies at the heart of our core electrolyzer product: HEVO-Chain. Our HEVOs are arranged within a modular building-block called the HC-Cube, which can be deployed in a modular fashion, enabling us to deliver flexible, scalable solutions for every project configuration.

The HEVO-Chain is an integrated solution comprised of HC-Cube modules and balance of plant equipment. Each HC-Cube is in turn comprised of strings of interconnected HEVOs. Cube modules range in capacity from 20kW (36 HEVOs) to 68kW (120 HEVOs) to create a modular, highly scalable centralized electrolyzer solution. We can supply containerized and non-containerized versions of the HEVO-Chain depending on the specific needs of the client and characteristics of the site.

The HEVO-Chain is a revolutionary innovation in the design of centralized PEM electrolyzers. Rather than relying on a traditional cell-stack, the HEVO-Chain builds off the proprietary “stackless” architecture of the HEVO, enabling the system to operate at higher efficiency and avoid the losses that stem from more conventional electrolyzer stack designs. We began the commercializing the HEVO-Chain in mid-2023 with the first full system deployment expected to become operational in 1H 2024 for an industrial client located in Spain. The HEVO-Chain offering is Fusion Fuel´s core product at this stage and all new proposals by the commercial team are designed with the HEVO-Chain solution.

The HEVO is also at the core of our legacy product, the HEVO-Solar. In the HEVO-Solar solution our microelectrolyzers are coupled with CPV technology, creating an integrated, grid-independent hydrogen generator. This coupled approach for generating hydrogen significantly increases the total system efficiency, results in a low cost per kilogram of hydrogen produced, and benefits from the high automation level of mass producing the HEVO. Fusion Fuel uses this process to extract hydrogen from water molecules without the creation of any carbon emissions and with oxygen as the only biproduct. Therefore, the output is designated green hydrogen, which is hydrogen created in a fully carbon-free process, as opposed to the traditional methods of creating hydrogen which produce upwards of 9 tons of carbon emissions for every ton of hydrogen produced (designated as “grey hydrogen”).

The HEVO-Solar uses both the electricity produced by the photovoltaic cells and the heat captured from the CPV 2-axis panels, thereby reducing the total amount of electrical energy required for the electrolysis process. This increases the efficiency of the Fusion Fuel solution compared to other current market products. Because the process requires solar irradiation, locations with higher levels of solar irradiation would produce higher amounts of hydrogen on an annual basis at a lower cost per kilogram (as capital expenditure related to the equipment is spread across a larger production output). While we are no longer actively marketing the HEVO-Solar product, we have deployed a number of those systems in the field, both at our demonstration and testing facility in Evora, Portugal, and at our commercial project for the Exolum Torrejon plant in Madrid, Spain. As such, we continue to have service obligations for the HEVO-Solar product.

Working Capital Items

Currently, Fusion Fuel’s inventory consists of raw materials purchased for the production of its HEVO-Solar and HEVO-Chain solutions. Fusion Fuel has entered into multiple agreements with MagP, for the assembly and installation of Trackers for the HEVO-Solar solution, the last units related to this contract were delivered in 2023. Please refer to the Related Party Transactions section of Item 7 – Major Shareholders and Related Party Transactions for further information on these agreements.

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

Competition

To our knowledge, there are no similar technologies or systems to Fusion Fuel’s HEVO based technologies. We believe this technology is innovative, disruptive, and original. The centralized electrolyzer technology, which is used by Hydrogenics, ITM Power, Plug Power, NEL Hydrogen, Giner and McPhy, among others, represents the main competition to Fusion Fuel’s technology. Even though Fusion Fuel’s technology currently has a higher efficiency rate than the centralized electrolyzer, it is expected that there will be further evolution in the efficiency of the centralized electrolyzers, and so we expect the market to remain competitive.

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

Fusion Fuel believes competition in this industry will be driven by the final price of Green Hydrogen per kilogram as an output. Efficiency of energy conversion will be a secondary competitive factor. Because Fusion Fuel’s solution produces Green Hydrogen at cost levels that are highly competitive to Brown Hydrogen and significantly less expensive than other producers of Green Hydrogen, we do not believe we will lose cost competitiveness in the market for projects under 10 MW. However, there is significant and continuous R&D in the industry which will drive competition. For this reason, Fusion Fuel maintains a strong investment in R&D activities, capitalizing on the accumulated know-how from its team and prospective partners. Fusion believes this is a key factor to achieve sustainable growth and market differentiation, and maintaining the technological lead over other market solutions. We believe that Fusion Fuel has achieved a major breakthrough for the energy sector as a whole, and Fusion Fuel aims to position itself as the leading expert on Green Hydrogen, leveraging all the positive outcomes that our solution can achieve in multiple areas and businesses.

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

The Fusion Fuel HEVO-Chain containerized and non-containerized solutions will conform with the following standards where applicable:

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

All of the above-listed certification standards have required tests, and Fusion Fuel will need to provide proof of testing and a responsibility letter of the Fusion Fuel Executive Board to the relevant test administrators in order to be compliant. If a technology does not pass a particular test, a report is issued and the technology can be adapted and retested until it is brought into compliance. Fusion Fuel will engage an authorized third party to assist with the process of achieving conformity with these certifications where required as some tests allow for self-certification.

Additionally, Fusion Fuel expects that there will be new standards and technical requirements that will standardize the production, transportation and use of hydrogen and to manage the integration of hydrogen in natural gas networks. We intend to comply with each new standard or requirement applicable to our products and services.

Raw Materials and Suppliers

The HEVO Chain solution is produced at Fusion Fuel´s own Benavente facility which mainly acts as an assembler of the various components that compose the HEVO as well as the HEVO-Chain balance of system items (for instance, water system, control boards and power systems).

Most components and materials essential to Fusion Fuel are generally available from multiple sources, with a few exceptions. Fusion Fuel believes there are component suppliers and manufacturing vendors whose loss to Fusion Fuel could have a material adverse effect upon Fusion Fuel’s business and financial condition. The loss of such suppliers would require Fusion Fuel to source new suppliers, incur delays as any such suppliers adapt to our specification requirements, and conduct testing on the product rendered by such new suppliers to ensure the fitness of such product. Over time, Fusion Fuel has significantly reduced the number of components that have a single supplier, although in some cases the secondary supplier has a significantly high cost per unit.

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

Fusion Fuel Portugal filed its first patent, the “Direct Coupled Water Hydrogen Generator for Hydrogen Generation from Concentrated Sunlight”, on March 10, 2020, which was submitted on August 3, 2020 with International Patent Submission Number PCT/IB2020/05733. Fusion Fuel Portugal filed its second patent called “Floating Guiding Flow Plate for Electrochemical Cells” which was submitted on October 14, 2020 with the International Patent Submission Number PAT/116826A. Fusion Fuel Portugal filed three provisional patents in 2022 called “Water electrolyzer and method for control of cation contamination of polymer electrolyte membrane”, “Monolithic gas diffusion layer incorporated in current collector plate for water electrolysis” and “Portable hydrogen production system”, these are still being processed in Portugal.

The majority of Fusion Fuel’s R&D expenses at this stage come from prototype models, testing and laboratory equipment, various stress tests and new generation testing, as well as patent filings and registrations in all relevant markets, and the personnel costs associated with the R&D department. Fusion Fuel has secured certain grants that enable it to partially offset some of the R&D costs incurred.

Human Capital Resources

The executive team is composed of Frederico Figueira de Chaves (Chief Executive Officer), Gavin Jones (Chef Financial Officer & Chief Accounting Officer), Jaime Silva (Chief Technology Officer), Andre Antunes (Chief Operating Officer), David Lovell (Head of Commercial - Australia), Mario Garma (Chief Engineering Officer) and Joao Wahnon (Head of Commercial – Spain & MENA).

The Executive Committee structure is outlined in the graphic below:

Fusion Fuel, at the date of publishing this Annual Report, has more than 116 full-time employees. Fusion Fuel’s employment contracts include confidentiality, non-disclosure and non-competition clauses to protect the firm and its intellectual property.

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

C. Organizational Structure

The chart below illustrates the Fusion Fuel legal entity structure as of the date of this Annual Report:

FUSION FUEL GREEN PLC
FUSION FUEL SPAIN SL (JOINT VENTURE)
FUSION FUEL PORTUGAL SA
FUSION FUEL AUSTRALIA PTY LTD
FUSION FUEL USA INC
HANOI ASSET MANAGEMENT, S.L
FUSION FUEL MOROCCO SAS
FUEL CELL EVORA UNIP. LDA
FUSION FUEL AUSTRALIA – PILOT PTY LTD
FUEL CELL EVORA II UNIP. LDA
HEVO SINES UNIP. LDA
HEVO SINES II UNIP. LDA
HEVO SINES III UNIP. LDA
HEVO PORTUGAL UNIP. LDA
HEVO II INDUSTRIA UNIP. LDA
HEVO AVEIRO UNIP. LDA

D. Property, Plants and Equipment

On January 1, 2021, Fusion Fuel Portugal entered into a Sub-Lease Agreement with Negordy for space of 4,156 square meters of office, logistical, and industrial activities. Parking plots are also included. The sub-lease has an initial term of five years, with automatic renewal for additional terms of five years until either party notifies the other party of its intention not to renew. Either party can choose to terminate the agreement after 20 months once adequate communication is provided to the other party. The total monthly rent determined by the sub-lease is fixed at €0.03 million.

On December 20, 2022, Fusion Fuel Portugal entered into a sale-and-leaseback agreement for its facility at Benavente, Portugal. The leaseback arrangement has an initial term of 20 years and will be automatically renewed for a further ten years unless the Group provides sufficient notice to terminate. The monthly rent determined by the lease is fixed at €0.06 million.

During 2021, 2022 and 2023, Fusion Fuel Portugal along with its subsidiary entities entered into various land, equipment and vehicle leases in the ordinary course of business.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis (this “MD&A”) provides information concerning our financial condition and results of operations for the years ended December 31, 2023 and 2022 and should be read in conjunction with our audited consolidated financial statements and the related notes included in Item 17 of this Annual Report on Form 20-F, “Financial Statements” .The consolidated financial statements have been prepared in accordance with IFRS. Information related to the year ended December 31, 2021 has not been included. It can be found in the Company’s filing of the Form 20-F for the year ended December 31, 2022. All terms used herein and not otherwise defined shall have the meanings ascribed to them in the Annual Report.

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

Overview

Fusion Fuel serves as a holding company for the Fusion Fuel business. Fusion Fuel’s mission is to produce hydrogen with zero carbon emissions, thereby contributing to a future of sustainable and affordable clean energy and the reversal of climate change. Fusion Fuel has created a PEM electrolyzer, the HEVO, which can be used to produce green hydrogen. The HEVO is produced in-house at our manufacturing facility at Benavente, Portugal.

Fusion Fuel’s business plan includes the sale of technology to parties interested in generating green hydrogen at an attractive cost (including to natural gas networks, ammonia producers, oil refineries, and other similar customers), the development of hydrogen plants to be operated by Fusion Fuel, active management of the portfolio of such hydrogen plants as assets, and the sale of green hydrogen as an output with pre-defined Hydrogen Purchase Agreements (“HPAs”). In 2023, we added engineering and procurement services for developers building hydrogen plants as a new business line.

To date, Fusion Fuel’s business activity has primarily been financed by the capital derived from its business combination with HL, and the related private placement, in December 2020. In addition to the foregoing, we have sold Class A Ordinary Shares through our At the Market Issuance (“the ATM”) facility, which has provided additional capital during 2022, 2023 and 2024. Fusion Fuel expects both its capital and operating expenditures to significantly increase in connection with its ongoing activities, as Fusion Fuel:

●	builds out its in-house manufacturing facilities and purchases related equipment;

●	commercializes the HEVO-based technologies and hydrogen plants;

●	continues to invest in its technology;

●	increases marketing and business development activities, including travel costs and industry association membership fees;

●	maintains and improves its operational, financial and management information systems;

●	hires additional key personnel;

●	builds out its in-house engineering and procurement services;

●	maintains, expands and protects its intellectual property portfolio; and

●	continues to operate as a public company.

Key Factors Affecting Operating Results

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and within the “Risk Factors.” section of the Annual Report.

A.   Operating Results

Revenue

We recorded our first revenues in 2023 with our primary source of revenue coming from the sale of our HEVO electrolyzer systems to our customers and hydrogen fueling infrastructure. Revenues of €4.1 million were recognized in relation to our Exolum and CSIC technology sale projects.

Exolum. In September 2021, we entered into our first third party technology sale agreement with Exolum, a leading supplier of specialist storage, handling and transport for bulk liquids and gases. We achieved acceptance during the third quarter of 2023. The original contract price included both fixed and variable elements totaling €1.9 million. As part of negotiations during 2023, the original fixed portion of the contract price was revised and increased to €2.5 million. We recorded this full €2.5 million as revenue during 2023. Upon entering into this contract, we expected that this project would either have a low margin (if at all) or operate at a loss. Nevertheless, we believed this contract was a key strategic milestone for the Company for the following reasons:

-	At the time, it was the first project of its kind for the Company and as such represented proof of concept of having an integrated hydrogen production plant with a hydrogen refueling station;

-	The latest version of our HEVO-Solar technology was still under development and the ability to enter such an agreement without any prior track record provided third party support in what we believed our technology could achieve; and

-	It was seen as an important gateway into the Spanish market, by being able to develop and install a plant in a market with a strong hydrogen agenda, in conjunction with a strategic partner like Exolum.

We booked an onerous contract provision of €5.2 million in 2022, which reflected the Group’s best estimate of the total expected contract loss. Nevertheless, this project has been of significant value in building our Iberian pipeline and we believe that the losses recognized will be offset by the business opportunities created for the Company. This provision was released during 2023 once revenue and the associated cost of revenue was recognized.

CSIC. We recognized revenue of €1.6 million relating to our manufacture and supply of a hydrogen production system in Zaragoza, Spain. CSIC is the largest public research institution in Spain. This contract has three phases and we completed Phase 1 during 2023. We expect to complete Phase 2 and Phase 3 during the first half of 2024. Similar to our Exolum project, on review of the total costs to complete this project, we recorded an onerous contract provision of €0.4 million in 2022. A portion of this provision was released during 2023 once revenue and the associated cost of revenue was recognized.

We did not recognize any revenue during 2022.

Cost of Sales

Electrolyzer system revenues. Cost of sales relating to our HEVO electrolyzers and hydrogen fueling infrastructure includes direct parts, material, certain service costs, shipping and logistics costs and reserves for estimated warranty expenses. Once our production output aligns with our installed capacity, our cost of sales will also include labour costs, manufacturing overhead, including amortized tooling costs and depreciation of facilities. We recorded cost of sales of €4.0 million during 2023 (2022: €nil).

Impairment charges. During 2023, we undertook a thorough review of all components comprising our inventory. We recorded a net increase of €13.9 million to the impairment charge as well as an impairment of €3.3 million relating to one of our development projects during the fourth quarter of 2023. These significant impairments relate to specific components manufactured for legacy designs for which negotiations with prospective buyers have stalled. Management has therefore decided to impair the full value until such a time that we have further certainty on our ability to sell or even scrap these materials.

For the year ended December 31, 2022, there was no cost of sales, except for the above-mentioned onerous contract provision recorded for Exolum (€5.2 million), further contract loss provisions recorded for two other projects that had not commenced by December 31, 2022 (€3.2 million) and the cost of scraped materials through the normal production cycle of €0.4 million.

Administration expenses

For the years ended December 31, 2023 and 2022, Parent incurred administration expenses of €15.8 million and €18.4 million. Administration expenses consist primarily of personnel costs, director compensation, depreciation & amortization charges, travel expenses, insurance, professional fees for legal, patent, consulting, accounting and audit services. The main drivers of the decrease in costs compared to 2022 relate to reductions in personnel costs (€1 million) and professional & consulting fees (€0.5 million).

Research and development expense

For the twelve months ended December 31, 2023 and 2022, research and development (“R&D”) expenses consisted of €3.5 million and €2.8 million respectively. Our R&D expenses primarily consist of:

-	Fees paid to third parties such as consultants and contractors for outside development;

-	Expenses related to materials, supplies and third-party services;

-	Personnel-related expenses, including salaries, and benefits, for personnel in the engineering and research functions;

-	Amortization of completed development technology; and

-	Depreciation for prototyping equipment and R&D facilities.

We recognized grant income of €1.6 million which was credited against qualifying R&D personnel costs in 2023. €1.9 million of the above €2.8 million expense was recorded within administration expenses during the year ended December 31, 2022.

We expect R&D costs to gradually increase for the foreseeable future as we progress on projects due to continued investment in R&D activities to achieve our business plans.

Share-based payment (expense)/credit

For the years ended December 31, 2023 and 2022, Parent incurred shared-based payment expense of €1.4 million and €3.5 million. On August 5, 2021, the Company’s Board of Directors adopted and approved the 2021 Equity Incentive Plan (the 2021 Plan), which authorized the Company to grant up to 1,000,000 Class A ordinary shares in the form of incentive share options, non-qualified share options, share appreciation rights, restricted awards, performance share awards, cash awards and other share awards. The types of share-based awards, including the rights amount, terms, and exercisability provisions of grants are determined by the Company’s Board of Directors. To date, Parent has issued both restricted stock units (68,273) and options (2,282,628) to its employees, directors and consultants. Following the departure of employees who were previously granted instruments under our share-based payment plan, we recognized a credit of €1 million during 2023 relating to the forfeiture of such awards. This reversal of charges recorded during 2022 coupled with a lower monthly expense (due to lower awards outstanding) is the reason for the reduction in expense as compared to 2022.

Impairment of property, plant and equipment

For the years ended December 31, 2023 and 2022, Parent incurred impairment charges on property, plant and equipment of €5.5 million and €3.3 million. The impairment charges primarily relate to our assets under construction and plant and machinery. In the case of there being a trigger for a review of impairment, Parent performs a review on the carrying amounts of its property, plant and equipment to determine whether there is any indication of impairment at the reporting date. Parent particularly tests the net recoverable amounts of its internally generated assets held in assets under construction to ensure that the costs of their production have not over-run their operational or commercial value. One such trigger for impairment review, which has occurred in the current year, is that the Group was loss making and another was the increase in costs to complete certain projects currently recognized as assets under construction. Please see note 14 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for further discussion around our impairment analysis.

Net finance income

Operating costs were partially offset by €6.9 million of fair value gains on Parents derivative financial instruments (Warrants). The functional currency of the Company is the Euro and as the exercise price of the Company’s share purchase warrants is fixed in US Dollars, these warrants are considered a liability as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these warrants are classified and accounted for as a derivative liability at fair value through profit or loss. As of December 31, 2023 and December 31, 2022 there were 8,869,633 warrants outstanding. The warrants entitle the holder to purchase one Class A ordinary share of Parent at an exercise price of $11.50 per share. Until warrant holders acquire the Parent’s Class A ordinary shares upon exercise of such warrants, they have no rights with respect to the Parent’s Class A ordinary shares. The warrants expire on December 10, 2025, or earlier upon redemption or liquidation in accordance with their terms. The fair value of the warrants is determined with reference to the prevailing market price for warrants that are trading on the NASDAQ under the ticker HTOOW.

We have made rounding adjustments to reach some of the figures included in this Annual Report for ease of presentation.

Business Combination and Public Company Costs

On December 10, 2020, we consummated the business combination among Parent, HL and Fusion Fuel Portugal. Fusion Fuel Portugal was deemed the accounting predecessor of the Parent and the successor SEC registrant, meaning that Fusion Fuel Portugal’s financial statements for previous periods will be disclosed in Parent’s periodic reports filed with the SEC.

As a consequence of the transactions with HL, Parent became an SEC-registered public company and its Class A ordinary shares and Warrants are listed on Nasdaq, which has caused Parent and Fusion Fuel Portugal, as the operating company, to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Parent and Fusion Fuel Portugal each expect to incur additional annual expenses as a result of Parent becoming an SEC-registered and Nasdaq-listed public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Launch of Fusion Fuel’s Hydrogen Generators, the HEVO-Solar and HEVO-Chain, and First Green Hydrogen Plants

Fusion Fuel first created the HEVO-Solar green hydrogen generator and installed it in its first plant in Portugal, H2Evora during 2021 and 2022, and at its first plant in Spain, the Exolum Torrejon facility during 2023.

The Exolum Torrejon project marked the delivery of services and equipment to a client, and the first revenues we could book as a company. This project marks a significant milestone in the company´s journey as it is also the first time Fusion Fuel handed over the running of the equipment to a third party and after its commissioning in September 2023, the plant was operated by Exolum. We are currently progressing through the warranty period which is contracted to last until the 2nd anniversary of the issuance of acceptance.

During 2023, we began commercializing our centralized electrolyzer model, the HEVO-Chain. This system is built upon the miniaturized electrolyzer solution, the HEVO, working in a series to deliver an efficient, modular, and attractive solution for green hydrogen projects, in particular to those under 10 MW and using direct renewable energy sources. Given changes in legislation and regulations in the countries we focus our operations on, the HEVO-Solar also became harder to license and approve, therefore the company made a strategic adjustment in its sales focus and is now solely focused on commercializing the HEVO-Chain solution.

This solution has proven to be of significant interest to potential clients and during 2023 Fusion Fuel was able to close 4 project sales for the HEVO-Chain offering. These are for projects of various sizes, ranging from 300 kW to 1.25 MW. In addition, we have also provided offers to several dozen projects across Europe, in North America and in Australia with this solution, which only started being commercialized in the summer of 2023.

This robust pipeline, combined with Fusion Fuel´s own projects provide a truly unique foundation to build the revenue base for the future of the company. Four of Fusion Fuel´s own projects in Portugal as of end of 2023 already had grants approved for €44m in CAPEX support, and subsequently another project was awarded a €5m grant in March 2024 and critically, our largest project, the HEVO-Portugal of 630 MW, was designated an “Important Project of Common European Interest (IPCEI)”. The IPCEI designation allows us to negotiate grant support for the project, along with financing support from the European Investment Bank, something that is rare for large scale hydrogen projects at this stage in the industry and that gives the project significant value.

Four of Fusion Fuel´s own projects have been created in separate SPV structures to allow for their sale to infrastructure investors. The goal is that these projects are created with the aim to create projects that can be executed with Fusion Fuel´s leading engineering and procurement services as well as with Fusion Fuel´s electrolyzer solution (where the size is appropriate). To this end, the company has been engaged in several discussions regarding the sale of these assets with significant players in the industry and expects to begin to monetize elements of this portfolio during 2024.

As a core part of the commercial strategy, we aim to enter into partnerships and agreements with local players, in particular in markets beyond Iberia. To that end, we added a new partnership in North America (adding to the existing partnership with Electus Energy), with a new clean fuel development company called Elemental Energy which is run by two previous members of Fusion Fuel´s executive committee. We continue to nurture relationships across Europe, MENA and Australia, with the intentions to further build strategic relationships that allow us to capitalize on growth plans faster and more cost effectively than if Fusion Fuel were to pursue these alone.

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

As indicated in the accompanying audited financial statements of Parent, at December 31, 2023, Parent had a cash position of €1.2 million. In addition, Parent had other assets of approximately €42 million and liabilities of €39.4 million. Our cash position was funded primarily from the net proceeds derived from the HL merger and the concurrent private placement financing that closed on December 10, 2020, proceeds of approximately $10.1 million from the exercise of warrants during the first quarter of 2021, and proceeds of approximately $10.2 million from the sales of Class A ordinary shares under the ATM. In addition, we have received €11.4 million in grant funding since December 2022 and approximately €8.9 million in VAT receipts since October 2022.

Parent’s assets, in addition to cash and cash equivalents, consist of advances to suppliers in the amount of approximately €0.6 million, which consists mostly of amounts required to secure the future supply of raw materials and equipment for our technology sales and hydrogen production plants. Parent’s liabilities consist of accounts payable to suppliers in the amount of €13.3 million, accruals in the amount of approximately €1.8 million, provisions of approximately €0.5 million and warrants in the amount of approximately €0.8 million. The Group had no external debt as of December 31, 2023, except for amounts recognized as ‘loans and borrowings’ associated with a factoring arrangement with recourse.

During 2021, the Group extended a participating loan to finance the growth and working capital needs of Fusion Fuel Spain S.L, an entity in which the Company has joint control. The arrangement is set forth in a Shareholders Agreement between the parties. The loan facility has a term of five years and the maximum amount that can be drawn down is €2 million. €0.25 million had been drawn down during the year ended December 31, 2023 and the costs paid by the Group on behalf of Fusion Fuel Spain, €0.43 million, have been treated as an advancement of this loan for accounting purposes. An amount of €0.49 million had yet to be drawn down at December 31, 2023.

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

On November 27, 2023, the Parent entered into an agreement for financing of up to $20 million of senior convertible notes with Belike Nominees Pty Ltd., a Macquarie Group entity. This facility has a two-year term and it’s expected that amounts will be drawn down in tranches. The first tranche is expected to be drawn down in the second quarter of 2024.

On February 16, 2024, the Company announced that it has received notification from the European Commission that the Company’s HEVO-Portugal project was among 33 selected for approval under the Important Projects of Common European Interest (“IPCEI”) Hy2Infra program. The Company’s €650 million, 630 MW project is to be developed in Sines, Portugal, and would produce 62,000 tonnes of green hydrogen per annum. A portion of the green hydrogen is expected to be used in the production of green ammonia and exported from the Port of Sines to the Port of Rotterdam in the Netherlands. The balance would be consumed by industrial customers in the domestic Portuguese market. The IPCEI approval positions Fusion Fuel and its partners to commence funding negotiations with the relevant government stakeholders, as well as with the European Investment Bank, which has committed to providing financing and advisory support to those projects selected for public funding.

On March 4, 2024, the Company announced that it has received approval for a €1 million grant from the European Commission's Horizon Europe Programme. The Company was included as a member of H2tALENT, a consortium of 29 partners from six countries across Europe and sponsored by the Universidade de Évora. H2tALENT was one of three consortia funded in the topic (HORIZON-JTI-CLEANH2-2023-1), which was created to develop small-scale hydrogen valleys that demonstrate the decarbonization potential of hydrogen and cover the entire value chain from research & development through to end-use. H2tALENT’s submission to the funding call, the Alentejo Hydrogen Valley, is aimed at bringing together pioneering initiatives and state-of-the-art technologies across the value chain to accelerate the development of the local hydrogen economy in the Alentejo region of Portugal. The projects envisioned within the hydrogen valley would produce over 1,200 tonnes of green hydrogen per annum, to be used by multiple offtakers within the industrial ecosystem in Sines, with the deepwater port representing a strategic multi-modal hub for integration within the broader European economy.

On March 20, 2024, the Company announced that it has received provisional approval from the Portuguese government for an estimated €5 million in grant funding to support the development of a 25 MW green hydrogen project located in Aveiro, Portugal. The grant approval was awarded as part of the second funding call of the Component 14 (“C-14”) grant program which is focused on accelerating the energy transition by supporting the production of hydrogen and other renewable gases. The Company is also involved in a second submission for a 10 MW green hydrogen project, led by a Portuguese industrial company, which has also received funding approval. In total, there were 21 proposals that received provisional approval through the C-14 program. Fusion Fuel’s HEVO-Aveiro project envisions a 25 MW green hydrogen facility using the Company’s proprietary HEVO-Chain technology along with associated balance of plant equipment. The plant would produce an estimated 2,100 tonnes of green hydrogen per annum, which is expected to be used for industrial process heat by the local ceramic industry in Aveiro, Portugal.

At the Market Issuance Sales Agreement

On June 6, 2022, Parent entered into the ATM facility with B. Riley Securities, Inc., Fearnley Securities Inc., and H.C. Wainwright & Co., LLC, pursuant to which the Company may offer and sell, from time to time, through or to the agents, acting as agent or principal, Class A ordinary shares of the Company. During 2023, we sold 1,103,368 Class A ordinary shares for net proceeds of $3,254,802 at an average sales price of $2.83 per share. We paid $0.1 in commissions to the agents in connection with these sales. During 2024 to date, we sold an additional 726,851 Class A ordinary shares for net proceeds of $6,398,264 at an average sales price of $2.80 per share. We paid $0.2 in commissions to the agents in connection with these sales.

Management is hopeful it will have sufficient access to financial resources to fund operations, having considered the Group’s available cash resources, the recently announced agreement with Belike Nominees Pty Ltd, expected inflows from both technology sales and grant award agreements, future financing options available to the Group (debt and/or equity), the planned operations of the Group and the ability to adjust its plans if required.

The Group expects to seek additional funding in order to continue to fund its operations through the end of 2024 and beyond. The Group expects to seek additional funding through public or private financing of debt or equity or through strategic partnerships. The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial conditions and ability to pursue its business strategies. If the Group is unable to obtain funding, the Group could be forced to delay, reduce, or eliminate some or all of its research and development programs or strategic partnerships efforts, which could adversely affect its business prospects, or the Group may be unable to continue operations. Although management intends to pursue plans to obtain additional funding to finance its operations, there is no assurance that the Group will be successful in obtaining sufficient funding on terms acceptable to the Group to fund continuing operations, if at all.

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

E.	Critical Accounting Estimates

Not applicable.

F.	Contractual Obligations

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

During 2022, the Board of Directors approved the installation of multiple production lines at the Group’s production facility at Benavente. The Group has signed agreements amounting to €18.3 million relating to the design, fit-out and installation of multiple production lines. At December 31, 2023, the Group had capital commitments of approximately €6.5 million (2022: €12.4) which is all due for repayment during 2024.

G.	Safe Harbor

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Note Regarding Forward-Looking Statements” above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this Annual Report.

Name	Age	Position
Jeffrey E. Schwarz	65	Chairman of the Board(1)(2)(3)
Frederico Figueira de Chaves	40	Chief Executive Officer and Director
Gavin Jones	37	Chief Financial Officer
Andre Antunes	45	Chief Operating Officer
João Teixeira Wahnon	54	Chief of Business Development Officer
Jaime Silva	56	Chief Technology Officer and Head of Innovation
Theresa Jester	66	Director(1)(2)(3)
Rune Magnus Lundetrae	47	Director(1)(2)(3)
Alla Jezmir	43	Director(1)(2)(3)
David Lovell	68	Chief Executive Officer of Fusion Fuel Australia
Mario Garma	47	Chief Engineering Officer

(1)    Member of the Audit Committee

(2)    Member of the Nominating Committee

(3)    Member of the Compensation Committee

Jeffrey E. Schwarz became the Chairman of the Board of Directors of Parent on December 4, 2020, which was the date that Parent’s board of directors approved the closing of the Transactions. Mr. Schwarz served as the Chief Executive Officer and Chairman of the Board of HL Acquisitions from HL’s inception in February 2018 until the Merger. He is the Co-Founder of Metropolitan Capital Advisors, Inc., a New York-based money management firm founded in 1992. Schwarz served as Metropolitan’s Chief Investment Officer from the firm’s inception until his retirement in 2012. Since 2012, he has served as the Managing Member of Metropolitan Capital Partners V LLC, the investment vehicle of the Schwarz family office. Mr. Schwarz also serves as the Chairman of the Board – and was a Founding Shareholder – of XL Batteries Inc, a developer of batteries for long duration energy storage at grid-scale; and as Co-Chairman of the Board of Bogen Corporation, a provider of audio equipment. Mr. Schwarz previously served as a member of the Board of Directors of Cyberonics Inc., a Nasdaq listed medical device company. Mr. Schwarz received a BS in Economics (Summa Cum Laude) and an MBA from the Wharton School of the University of Pennsylvania. We believe Mr. Schwarz is well-qualified to serve as a director due to his contacts and business experience.

Frederico Figueira de Chaves has served as Group Chief Executive Officer since June 5, 2023 and Director of Parent since June 3, 2020. He previously served as Chief Financial Officer of Parent from June 3, 2020, until his promotion to Chief Executive Officer. Mr. Figueira de Chaves has been a shareholder and member of the Board of Directors of Fusion Welcome, S.A. since 2018 and is also a member of Key Family Holdings Investments, a minority shareholder of Fusion Fuel and Negordy S.A., S.A. From 2006 to the end of 2019, he held various senior positions (Managing Director level) at UBS AG, including UBS Asset Management Head of Sales Management & Marketing, AM Head of Wealth Management Distribution, Chief of Staff to Asset Management CEO, Chief of Staff to UBS Group COO & Head of EMEA, among others. Mr. Figueira de Chaves holds a master’s degree in Economics from Edinburgh University. We believe Mr. Figueira de Chaves is well-qualified to serve as a director due to his experience in developing and running new business lines at UBS AG, his financial services background and network, and his knowledge of the Fusion Fuel strategy, business, and supply chain.

Gavin Jones became the Chief Financial Officer of Parent on June 5, 2023. Mr. Jones joined Parent in October 2021 in the role of Chief Accounting Officer which he continues to serve. He has also been a member of the Executive Committee since June 5, 2023. Since joining Parent, he has been responsible for Group accounting and finance. Prior to joining Fusion Fuel, Mr. Jones spent more than 13 years at KPMG in Ireland where he held multiple management positions, most recently as a Director in the Audit and Assurance Practice. Mr. Jones holds a bachelor’s degree in accounting and human Resource Management from the National College of Ireland and is a fellow of the Institute of Chartered Accountants in Ireland (FCA).

André Antunes became Chief Operating Officer of Parent on June 5, 2023, after being promoted from the position of Chief Production Officer of Parent, a position he held since August 1, 2021. He has also been a member of the Executive Committee since August 1, 2021. Mr. Antunes has more than 15 years of experience in different industries as automotive, metallurgic, tobacco and FMCG, and proven success in manufacturing and production, quality assurance and leadership. Before joining Fusion Fuel, S.A., and since 2020, Mr. Antunes was the Operations Manager in a Unilever Factory in Portugal. From 2011 until 2020 worked in Tabaqueira, S.A., a Philip Morris International affiliate, where he joined as a Production Supervisor, holding different roles such as Strategic Planner, Continuous Improvement Leader, Production Business Unit Manager, Production Secondary area Manager and Site Production Manager. From 2006 until 2011 he was the Operations Manager in Farame, S.A., a metallurgic company. From 2002 until 2006 held different roles in Automotive Industry in 3 different Companies, such as Toyota - Salvador Caetano, PSA - Mangualde Plant and GM - Azambuja plant, holding different roles in Quality and Production. Mr. Antunes holds a degree in Industrial Engineering and Management in University of Aveiro, a Post-Graduation degree in Management in New University of Lisbon and a Lean Six Sigma Black Belt degree from Lean Six Sigma Company. We believe Mr. Antunes is well qualified to serve as Chief Production Officer due to his experience in establishing, running, and continuously improving large-scale production facilities.

João Teixeira Wahnon became the Chief of Business Development as of December 10, 2020, the closing date of the Transactions. He also served as a Director of Parent from June 3, 2020 to October 6, 2023. Mr. Teixeira Wahnon co-founded Fusion Welcome, S.A. and has served as Head of Business Development for each of Fusion Welcome, S.A., Fusion Fuel and MagP Inovação, S.A. since 2015. Prior to working with Fusion Welcome, S.A., he was an Executive Director of MagPower from 2009 until 2014. From 2005 to 2008 he was a Business Development Advisor to the Board of Directors at Somague Ambiente SGPS S.A., a water treatment and supply company in Portugal, and from 1994 to 2004 he was a Director at Somague Engineering S.A., an engineering and construction company in Portugal, and was responsible for civil works negotiations. He holds a Degree in Engineering from the Instituto Superior Técnico of Lisbon.

Jaime Silva became the Chief Technology Officer as of December 4, 2020, the closing date of the Transactions, and Head of Innovation as of June 5, 2023. Mr. Silva also served as a Director of Parent from December 4, 2020 to October 6, 2023. Mr. Silva co-founded Fusion Welcome, S.A. and has served as Chief Technology Officer and executive officer of each of Fusion Welcome, S.A., Fusion Fuel and MagP Inovação, S.A. since 2015. Prior to founding Fusion Welcome, S.A., Mr. Silva co-founded MagPower - Soluções de Energia S.A., a CPV solar company (“MagPower”), and served as its Chief Technology Officer from inception in 2007 until 2014. MagPower created the foundation to the CPV solar technology currently used by MagP Inovação, S.A., and pays royalties to MagPower on all sales of the CPV solar technology, including the sales to Fusion Fuel. Prior to MagPower, Silva was founder and CEO of Margina - Industria Metalomecânica S.A. - Metallurgic Industry, and before that founder and CEO of Imediata - Comunicações e Multimédia S.A., a multimedia kiosk technological company. Mr. Silva holds a master’s degree in management and a master’s degree in telecommunications each from the University of Porto, and a degree in Electrical Engineering from the University of Porto.

Theresa “Terry” Jester became a Director of Parent on December 13, 2021. Ms. Jester currently serves as Managing Director for KIWA PI Berlin, LLC which she joined in January 2023. She serves on the Boards of Canadian Premium Sands, a high-quality solar glass company, NEXT Energy Technologies, a developer of organic photovoltaic coatings used to transform windows into energy-producing assets, and Highland Materials, a global leader in the production of solar silicon. She previously served as CEO of BIA Controls, a developer and installer of demand management, energy management and building automation software systems. Ms. Jester began her career at ARCO Solar in 1979 where she helped develop and commercialize the materials strategy which is largely still in use today for crystalline silicon products. There she led the development of the first large $400 million solar manufacturing operation in Camarillo, California, as well as helped run factories in the Philippines, Germany, Brazil, India, and Portugal as part of the worldwide strategies for SunPower, Solaria, SolarWorld, Shell and Siemens. Ms. Jester holds a Mechanical Engineering Degree from California State University. We believe Ms. Jester is well-qualified to serve as a director due to her contacts and business experience, particularly with respect to developing, producing and commercializing new technologies.

Rune Magnus Lundetrae became a Director of Parent and Chair of the Board Audit Committee as of December 4, 2020, which was the date that Parent’s board of directors approved the closing of the Transactions. Mr. Lundetrae served as a member of HL’s board of directors from June 2018 until the Merger. Since 2020, Mr. Lundetræ has managed investments in the shipping and energy industry and has been a Director and Chairman of public companies, primarily in Norway. He is currently Director and Chairman of several private companies in Norway, mainly in offshore related industries as well as property companies. From December 2016 to December 2019, Mr. Lundetrae served as the Deputy Chief Executive Officer and Chief Financial Officer of Borr Drilling Ltd., the world’s largest premium jack-up rig operator. From August 2015 to December 2016, he was a Managing Director and Head of Oil Services of DNB Markets, the investment banking subsidiary of DNB, Norway’s largest financial services group. From 2012 to June 2015, he served as Chief Financial Officer of Seadrill Ltd, the world’s largest offshore driller. From 2010 to 2011, he served as Chief Financial Officer of Scorpion Offshore, an international offshore drilling company based in Houston, Texas and listed on the Oslo Stock Exchange. Mr. Lundetrae began his career with KPMG Stavanger, an auditing firm. He received a BA in Business Administration from the University of Newcastle Upon Tyne, a M.Sc. in IS Management from the London School of Economics and a M.Sc. of Accounting and Finance from the Norwegian School of Economics. He is qualified as a CPA in Norway. We believe Mr. Lundetrae is well qualified to serve as a director due to his significant experience with public companies, in particular on accounting and governance aspects.

Alla Jezmir has served as Investment Partner at Galway Sustainable Capital, a specialty finance company that invests in companies, projects and assets that accelerate the transition to a sustainable economy while delivering positive environmental and social benefits, since November 2023. From 2019 to 2023, she was Founding Team Member and Executive Vice President, Corporate and Business Development at Earthrise Energy, an Arlington, VA based independent power producer advancing the energy transition. From 2013 to 2019, Ms. Jezmir served in progressively senior roles, most recently as Managing Director, at CCM Energy, the clean energy investment division of CCM Group, a real estate firm. Concurrently, from 2015 to 2019, Ms. Jezmir was Principal and founding team member of Traverse Venture Partners, an investment platform launched out of CCM to back entrepreneurs transforming the real estate industry. Prior to these roles, from 2010 to 2012, she steered the development of AES Corporation’s Global Gas Program as Project Manager in its Business Development Group. She also served on AES’ Internal Review Team and supported the development of its award-winning energy storage group (now Fluence). As Principal of the Green Portfolio at Calvert Impact Capital from 2009 to 2010, Ms. Jezmir led the organization’s Green Initiative, investing in community development organizations across the globe that address social and environmental challenges. From 2009 to 2018, she co-founded and served as Board Chair of EGG-energy, a company that delivered solar energy to Tanzanian households and small enterprises lacking access to the power grid. Ms. Jezmir holds an MBA from Harvard Business School, an MPA from the Harvard Kennedy School of Government, and a BSBA from Washington University in St. Louis. She serves on the Board of the Clean Energy Leadership Institute (CELI) and on the Advisory Board of the University of Illinois Sustainable Technology Center. We believe Ms. Jezmir is well-qualified to serve as a director due to her experience in the clean energy industry and in early-stage companies.

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

Mario Garma became Chief Engineering Officer as well as member of the Executive Committee on October 18, 2021. Mr. Garma has more than 17 years of experience in the industrial gases industry at Air Products. During his tenure, worked has focused primarily on strategic planning, operations and energy management, and production process improvement. While at Air Products, Mr. Garma held several roles, most recently as Head of Development of Strategic Infrastructure for Green Hydrogen for Southern Europe and previously was Production and Energy Manager for Southern Europe, Process Engineer, as well as Asset Development Manager where he led the infrastructure development process for entry into the Moroccan market. We believe Mr. Garma is well qualified to serve as Chief Engineering Officer due to his experience in the development, construction, and operation of gas plants in Europe.

Parent’s board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office for the first class of directors, consisting of Frederico Figueira de Chaves and Theresa Jester, will expire at Parent’s annual general meeting of shareholders in 2024. The term of office for the second class of directors, consisting of Rune Magnus Lundetrae and Alla Jezmir, will expire at Parent’s annual general meeting of shareholders in 2025. The term of office for the third class of directors, consisting of Jeffrey E. Schwarz, will expire at Parent’s annual general meeting of shareholders in 2026.

B. Compensation

Executive Officer Compensation

The aggregate amount of compensation earned by Fusion Fuel’s Executive Officers, who were employed during fiscal 2023 was €3.8 million.

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

In 2023, there was no variable compensation awarded to the Executive Committee, reflecting the Company´s early stage in the industry and the delays in executing the business plan (which were largely externally driven).

Non-executive Director Compensation

We pay our non-executive directors the following compensation:

●	each non-executive director of Parent will earn annual cash compensation of $50,000 and receive equity awards under the Plan of $75,000.
●	the chair of the board of directors will receive an additional $50,000 annual cash compensation and receive additional equity awards under the Plan of $75,000.

●	the chair of the audit committee will receive an additional $25,000 annual cash compensation and receive additional equity awards under the Plan of $25,000.

●	the chair of the compensation committee will receive an additional $12,500 and receive additional equity awards under the Plan of $12,500.

The cash compensation is payable quarterly in advance to Parent’s non-executive directors. During 2023, the Non-executive Directors approved the deferral of their fiscal 2023 cash compensation given the company´s capital position until such time that Parent raised an adequate amount of capital. The 2023 fees were settled during March and April 2024.

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

Audit Committee Information

In connection with the consummation of the Transactions, Parent established an audit committee of the board of directors which consists of Ms. Jezmir, Mr. Lundetrae, Ms. Jester, and Mr. Schwarz (ex officio), each of whom is independent under the applicable Nasdaq listing standards. The audit committee adopted a written charter on December 4, 2020, which has been posted to Parent’s website at https://ir.fusion-fuel.eu/corporate-governance/governance-overview. The purpose of the audit committee is, among other things, to assist the Board in its oversight responsibilities relating to appointing, retaining, setting compensation of, and supervising Parent’s independent accountants, reviewing the results and scope of the audit and other accounting related services and reviewing Parent’s accounting practices and systems of internal accounting and disclosure controls.

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

Nominating Committee Information

In connection with the consummation of the Transactions, Parent established a nominating committee of the board of directors comprised of Mss. Jezmir and Jester and Messrs. Lundetrae, and Schwarz (ex officio). Each member of the nominating committee is independent under the applicable listing standards. The nominating committee adopted a written charter on December 4, 2020, which has been posted to Parent’s website at https://ir.fusion-fuel.eu/corporate-governance/governance-overview. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on Parent’s board of directors.

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

The nominating committee considers a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on Parent’s board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee will not distinguish between nominees recommended by shareholders and other persons.

Compensation Committee Information

In connection with the consummation of the Transactions, Parent established a compensation committee of the board of directors. The compensation committee consists of Ms. Jezmir and Jester and Messrs. Lundetrae, and Schwarz (ex officio), each of whom is independent under the applicable Nasdaq listing standards. The compensation committee adopted a written charter on December 4, 2020, which has been posted to Parent’s website at https://ir.fusion-fuel.eu/corporate-governance/governance-overview. The purpose of the compensation committee is to facilitate the Board’s discharge of its responsibilities relating to reviewing and approving compensation paid to Parent’s officers and directors and administering Parent’s incentive compensation plans, including authority to make and modify awards under such plans.

Code of Ethics

On December 4, 2020, Parent adopted a Code of Ethics that applies to all of its employees, officers, and directors. This includes Parent’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of Parent’s Code of Ethics has been posted on Parent’s website at https://ir.fusion-fuel.eu/corporate-governance/governance-overview. Parent intends to disclose on its website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or Parent’s directors from provisions in the Code of Ethics. Information disclosed on Parent’s website is not a part of this Annual Report.

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

D. Employees

For information about employees, see Item 4.B of this Annual Report, “Human Capital Resources,” contained in this Annual Report and incorporated herein by reference.

E. Share Ownership

Disclosure relating to the share ownership is set forth in Item 7.A of this Annual Report, “Major Shareholders,” and such disclosure is incorporated herein by reference.

F. Disclosure of action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership based on 17,371,968 Class A Ordinary Shares outstanding as of April 25, 2024, based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

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

Name and Address of Beneficial Owner (1)	Class A Shares	% Total Voting Power
Officers and Directors
Jeffrey Schwarz (2)	1,647,733	11.34%
Rune Magnus Lundetrae (3)	87,343	*
Alla Jezmir (4)	57,581	*
Theresa Jester (5)	56,934	*
Joao Wahnon (6)	299,833	2.06%
Frederico De Chaves (7)	566,777	3.90%
Jaime Silva (8)	138,333	*
Mario Garma	4,799	*
Gavin Jones	2,012	*
All	2,861,346	19.69%

Greater than 5% Shareholders
Negordy S.A (9)	2,605,000	17.93%
Wendy Schwarz (10)	791,989	5.45%
MAK Capital Fund LP (11)	2,742,118	18.87%
Richard Leahy (12)	905,697	5.1%

*	Less than 1%.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Fusion Fuel Green PLC, The Victorians, 15-18 Earlsfort Terrace, Saint Kevin’s, Dublin 2, D02 YX28, Ireland.

(2)	Includes 910,892 Class A Ordinary Shares underlying Warrants and 97,600 options currently exercisable into Class A Ordinary Shares. Does not include shares held by Wendy Schwarz, Benjamin Schwarz, or the Jeffrey Schwarz Children’s Trust, a trust for the benefit of Mr. Schwarz’s children, because Mr. Schwarz has neither voting nor investment power over such shares. Mr. Schwarz disclaims beneficial ownership over such shares except to the extent of his pecuniary interest therein.

(3)	Includes 75,513 Class A Ordinary Shares issuable upon exercise of currently exercisable options.

(4)	Includes 52,581 Class A Ordinary Shares issuable upon exercise of currently exercisable options and 5,000 Class A Ordinary Shares issuable as partial compensation for service as a non-employee director of Parent, pursuant to the director appointment agreement between Parent and Ms. Jezmir.

(5)	Includes 56,934 Class A Ordinary Shares issuable upon exercise of currently exercisable options.

(6)	Represents securities held by Numberbubble, S.A., an entity controlled by Mr. Teixeira Wahnon. Mr. Teixeira Wahnon disclaims beneficial interest of such securities except to the extent of his pecuniary interest therein. Includes 80,750 Class A Ordinary Shares underlying Warrants. In addition, Mr. Teixeira has 138,333 options & RSUs currently exercisable into Class A Ordinary Shares.

(7)	Represents securities held by Key Family Holding Investimentos e Consultoria de Gestão, Lda. (“KFH”), an entity jointly owned and controlled by Mr. Figueira de Chaves and his brother. Mr. Figueira de Chaves disclaims beneficial interest of such securities except to the extent of his pecuniary interest therein. Includes 206,125 Class A Ordinary Shares underlying Warrants. Mr. Figueira de Chaves has 138,333 options and restricted stock units currently exercisable into Class A Ordinary Shares.

(8)	Includes 138,333 Class A Ordinary Shares issuable upon options and restricted stock units currently exercisable into Class A Ordinary Shares.

(9)	Represents securities held by Negordy Investments, S.A. There are four shareholders of Negordy Investments, S.A., none of which has voting or dispositive control over the securities held thereby. The voting and dispositive decisions regarding the portfolio securities of Negordy Investments, S.A. require unanimous approval of shareholders of Negordy Investments, S.A. The business address of Negordy Investments , S.A. is Rua da Fábrica S/N, Almargem do Bispo, Portugal. Includes 1,593,750 Class A Ordinary Shares underlying Warrants.

(10)	Includes 610,892 Class A Ordinary Shares underlying Warrants. Does not include shares held by Jeffrey Schwarz, Benjamin Schwarz, or the Jeffrey Schwarz Children’s Trust because Ms. Schwarz has neither voting nor investment power over such shares. Ms. Schwarz disclaims beneficial ownership over such shares except to the extent of her pecuniary interest therein.

(11)	Includes 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants. The Class A Ordinary Shares and Warrants are held by MAK Capital Fund LP (“MAK Fund”), of which MAK Capital One LLC (“MAK Capital”) serves as investment manager. Mr. Michael A. Kaufman is the managing member of MAK Capital. The principal business address of MAK Capital Fund LP is c/o Wakefield Quin, Victoria Place, 31 Victoria Street, Bermuda. The principal business address of MAK Capital and Mr. Kaufman is 590 Madison Avenue, Suite 2401, New York, NY 10022. Information derived from a Schedule 13G filed on December 18, 2023.

(12)	The principal business address of Mr. Leahy is 322 Pilots Point, Mount Pleasant, SC 29464. Information derived from a Schedule 13G filed on March 27, 2024.

B. Related Party Transactions

Related Party Policy

Parent’s Code of Ethics, which was adopted on December 4, 2020, in connection with the consummation of the Transactions, requires Parent to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) Parent or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of Class A Ordinary Shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict-of-interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

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

Under the Production Agreement, MagP guarantees to supply to Fusion Fuel all materials and installations for 1,100 Trackers over a 12-month period which commenced at the beginning of 2021. The original contract entered into between MagP and Fusion Fuel had a total contract value of €25.8 million, included in which was a 10% down payment due on execution of the contract. The remaining value of the contract included milestone payments achieved on the completion of a defined quantity of Solar Concentrators, Receivers and Modules. In addition, 5% of the contract’s value was payable on supply of the 1,100 Trackers. This contract also set out the terms and conditions around the materials that would be used by MagP to assemble and install the Trackers. The contract stipulated that Fusion Fuel would purchase the materials and then transfer them to MagP for assembly and installation. Effective from January 1, 2022, this contract was amended to both reduce the quantity of Trackers to be supplied by MagP and to change the pricing. The quantity was reduced to 700 and the price for assembling the materials for each Tracker was agreed at €7,000 per Tracker. The yearly minimum commitment under this contract became €4.9 million as a result of these amendments. If Fusion Fuel requests MagP to postpone or delay production, the commitment to pay the full value of the minimum contract value remains. This contract expired at the end of 2022. At the beginning of 2023, the parties agreed to remove the yearly minimum commitment and provide the quantities to be produced on a quarterly basis. From January 1, 2023 through December 31, 2023, Fusion Fuel has incurred an aggregate of €3.8 million for services provided by MagP under this production arrangement.

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

Transactions with Negordy

On January 1, 2021, the Group entered into a sub-lease agreement with Negordy for space of 4,156 square meters of office, logistical, and industrial activities. Parking plots are also included. The sub-lease has an initial term of five years, with automatic renewal for additional terms of five years until either party notifies the other party of its intention not to renew. Either party can choose to terminate the agreement after 12 months once adequate communication is provided to the other party. The total monthly rent determined by the sub-lease is fixed at €0.03 million.

Related Party Loans

On September 28, 2023, Key Family Holdings Investimentos e Consultoria de Gestão, Lda. (“KFH”) made a short-term bridge loan to Fusion Fuel Portugal of €260,000 on a non-interest-bearing basis for use as working capital. This amount was repaid on October 6, 2023.

On October 30, 2023, KFH made a short-term bridge loan to Fusion Fuel Portugal of €245,000 on a non-interest-bearing basis for use as working capital. This amount was repaid on November 14, 2023.

Subsequent to December 31, 2023, KFH made a further short-term bridge loan to Fusion Fuel Portugal of €300,000 on a non-interest-bearing basis for use as working capital. This amount is still outstanding. This loan was made over two days, €250,000 on January 29, 2024 and €50,000 on January 31, 2024.

During 2023, Fusion Fuel Portugal paid certain tax liabilities relating to taxes due in Portugal on behalf of João Wahnon. This amounted to €16,683 and was still owed by João Wahnon at December 31, 2023.

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

C. Interests of Experts and Counsel

Certain partners of Graubard Miller, United States securities counsel to Parent, beneficially own less than 1% of Parent’s outstanding Class A Ordinary Shares.

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

At Market Issuance Sales Agreement

On June 6, 2022, Parent entered into an At Market Issuance Sales Agreement, as amended (the “ATM Agreement”), with B. Riley Securities, Inc., Fearnley Securities Inc. and H.C. Wainwright & Co., LLC, as the sales agents (each, an “Agent,” and together, the “Agents”), pursuant to which Parent may offer and sell, from time to time through or to the Agents, as sales agent or principal, its Class A Ordinary Shares (the “ATM Shares”) having an aggregate offering price of up to $30,000,000 (the “ATM Offering”). The amount of ATM Shares Parent could sell under the ATM Agreement was subsequently lowered to $10,000,000 and B. Riley Securities, Inc. was removed from the ATM Agreement.

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

Parent has used, and intends to use, the net proceeds from the ATM Offering for working capital and general corporate purposes.

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

We sold an aggregate of 1,103,368 Class A Ordinary Shares under the ATM Agreement for net proceeds of $3.3 million at an average sales price of $2.72 per share during the year ended December 31, 2023. We paid an aggregate of $0.1 million in commissions to the Agents in connection with these sales.

The foregoing description is qualified in its entirety by the text of the ATM Agreement, which is included as Exhibit 10.6 hereto and is incorporated herein by reference.

Fusion Fuel Spain Shareholders Agreement

During 2021, the Group extended a participating loan to finance the growth and working capital needs of Fusion Fuel Spain S.L, an entity in which the Company has joint control. The arrangement is set forth in a Shareholders Agreement between the parties. The loan facility has a term of five years and the maximum amount that can be drawn down is €2 million. €0.25 million had been drawn down during the year ended December 31, 2023 and the costs paid by the Group on behalf of Fusion Fuel Spain, €0.43 million, have been treated as an advancement of this loan for accounting purposes. An amount of €0.49 million had yet to be drawn down at December 31, 2023.

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

At the completion of the transactions, the Company, as guarantor, and the Company Sub, as tenant, entered into a lease agreement (the “Lease Agreement”) with CORUM Eurion, as landlord, pursuant to which the Company Sub leased the Property back from CORUM Eurion. The Lease Agreement has an initial term of 20 years and automatically renews for an additional term of 10 years unless the Company Sub notifies CORUM Eurion of its election not to renew the lease at least 18 months prior to the end of the initial term. The Lease Agreement provides for a monthly rent of €50,000 (subject to annual increase based on the Portuguese consumer price index excluding housing). The Company Sub will bear all expenses, including utilities and property taxes, for the Property. To guarantee the fulfillment of its obligations under the Lease Agreement, the Company Sub made a cash deposit of €800,000 and delivered a bank guarantee of €100,000 (in each case, subject to annual review on the same basis as the rent). The Lease Agreement contains other terms and conditions that are customary for leases of its type.

The foregoing descriptions are qualified in their entirety by the text of the Sale Agreement and Lease Agreement, respectively, which are included as Exhibits 10.18 and 10.19 hereto and are incorporated herein by reference.

Securities Subscription Agreement

On November 21, 2023, the Company entered into a Securities Subscription Agreement (the “Securities Subscription Agreement”) with Belike Nominees Pty Ltd., a Macquarie Group company, as lead investor (the “Lead Investor”), pursuant to which the Lead Investor and/or its affiliated entities (the “Investors”) committed to subscribe for convertible promissory notes (the “Placement Notes”) in the aggregate principal amount of up to $20 million, in tranches based on certain requirements and subject to the satisfaction of certain conditions as set forth in the Securities Subscription Agreement (such transaction, the “Private Placement”). Each tranche size, including the initial tranche size, is to be determined by mutual agreement of the Lead Investor and the Company. Although subject to change, based on current market conditions, the initial tranche is not expected to be greater than 10% of the total aggregate Private Placement. The Company also agreed to issue to the Investors, for no additional consideration, warrants (the “Placement Warrants”) to purchase the Company’s Class A ordinary shares in an amount equal to 30% of the principal amount of the Placement Note divided by 130% of the volume weighted average price for the five (5) trading days immediately preceding the applicable closing date. Until the conditions precedent as described in the Securities Subscription Agreement are satisfied or waived, there can be no assurance that any portion of the Private Placement will be consummated.

Other Material Contracts

The description of our other material contracts is contained in Item 4 “Business Overview — Working Capital Items” of this Annual Report, which is incorporated herein by reference.

D. Exchange Controls

Under the laws of Ireland, except as indicated below, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our ordinary shares.

It is an offence under Irish law (pursuant to various statutory instruments) to transfer funds or make funds or economic resources available, directly or indirectly to any person or entity in contravention of Irish, EU or United Nations sanctions or to otherwise contravene Irish, EU or United Nations sanctions.

Under the Financial Transfers Act 1992 (the “1992 Act”), the Minister for Finance of Ireland may make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined, and dividends would fall within this definition.

The 1992 Act and underlying EU regulations prohibit financial transfers with certain persons and entities listed in the EU Consolidated Financial Sanctions List and United Nations Security Council Consolidated List, each of which is updated on an ongoing basis.

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

This discussion is based upon existing provisions of the Internal Revenue Code of 1986, as amended (“Code”), Treasury regulations promulgated thereunder, published revenue rulings and procedures from the IRS, and judicial decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

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

U.S. Holders

Taxation of Cash Distributions Paid on Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, a U.S. Holder of Class A Ordinary Shares generally will be expected to be required to include in gross income as ordinary income the amount of any cash or property distribution paid on the Class A Ordinary Shares. A cash distribution on such securities generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of Parent’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The portion of such distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Class A Ordinary Shares. Any remaining excess generally would be treated as gain from the sale or other disposition of the Parent securities and will be treated as described under “— Taxation on the Disposition of Parent Securities” below. With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the preferential capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or Parent is eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) Parent is not a passive foreign investment company (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the preferential rate for qualified dividends paid with respect to Class A Ordinary Shares.

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

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of Class A Ordinary Shares equal to the difference between the amount realized (in U.S. dollars) for the Class A Ordinary Shares and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you may be eligible for preferential tax rates on any such capital gains. The deductibility of capital losses is subject to various limitations.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which Parent is determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by Parent, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Cash Distributions Paid on Parent Securities” generally would not apply.

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

ANTICIPATED MATERIAL IRISH TAX CONSEQUENCES TO NON-IRISH HOLDERS OF PARENT SECURITIES

Scope

The following is a summary of the anticipated material Irish tax consequences to Non-Irish Holders of the acquisition, ownership and disposal of Class A Ordinary Shares and Warrants. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this Annual Report and correspondence with the Irish Revenue Commissioners. Changes in law and/or administrative practice may result in a change in the tax consequences described below, possibly with retrospective effect.

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

Non-Irish Holders will not be subject to Irish CGT on a disposal of their Class A Ordinary Shares and/or Warrants, provided that Non-Irish Holder is neither resident nor ordinarily resident in Ireland for Irish tax purposes and such Class A Ordinary Shares and/or Warrants were neither (a) used in or for the purposes of a trade carried on by such Non-Irish Holder through an Irish branch or agency, nor (b) used, held or acquired for use by or for the purposes of an Irish branch or agency.

Stamp Duty

The rate of stamp duty (where applicable) on transfers of shares or warrants of Irish incorporated companies is 1% of the greater of the price paid or market value of the shares or warrants acquired. Where Irish stamp duty arises, it is generally a liability of the transferee. However, in the case of a gift or transfer at less than fair market value, all parties to the transfer are jointly and severally liable.

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

Class A Ordinary Shares or Warrants Held Through DTC

Transfers of Class A Ordinary Shares and Warrants effected by means of the debit/credit of book entry interests representing Class A Ordinary Shares or Warrants in DTC will not be subject to Irish stamp duty.

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

Holders of Class A Ordinary Shares or Warrants wishing to transfer their Class A Ordinary Shares or Warrants into (or out of) DTC may do so without giving rise to Irish stamp duty provided that:

●	there is no change in the beneficial ownership of such Class A Ordinary Shares or Warrants as a result of the transfer; and

●	the transfer into (or out of) DTC is not affected in contemplation of a sale of such Class A Ordinary Shares or Warrants by a beneficial owner to a third party.

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

General Exemptions

Irish domestic law provides that a Non-Irish Holder of Class A Ordinary Shares is not subject to DWT on distributions received from Parent if such holder of Class A Ordinary Shares is beneficially entitled to the distribution and is either:

●	a person (not being a company) resident for tax purposes in a Relevant Territory (including the United States) and is neither resident nor ordinarily resident in Ireland (for a list of Relevant Territories for DWT purposes, please see Exhibit 99.1 to this Annual Report);

●	a company resident for tax purposes in a Relevant Territory, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

●	a company that is controlled, directly or indirectly, by persons resident in a Relevant Territory and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a Relevant Territory;

●	a company whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or

●	a company that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance and provided, in all cases noted above (but subject to “Shares Held by U.S. Resident Shareholders” below), Parent or, in respect of Class A Ordinary Shares held through DTC, any qualifying intermediary appointed by Parent, has received from the holder of such Class A Ordinary Shares, where required, the relevant DWT Forms prior to the payment of the distribution. In practice, in order to ensure sufficient time to process the receipt of relevant DWT Forms, the holders of Class A Ordinary Shares, where required, should furnish the relevant DWT Form to:

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

For Non-Irish Holders of Class A Ordinary Shares that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such holder of Class A Ordinary Shares to rely on the provisions of a double tax treaty to which Ireland is party to relieve, or reduce the rate of DWT.

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

Class A Ordinary Shares Held by Residents of Relevant Territories Other Than the United States

Holders of Class A Ordinary Shares who are residents of Relevant Territories, other than the United States, must satisfy the conditions of one of the exemptions referred to above under the heading “General Exemptions”, including the requirement to furnish valid DWT Forms, in order to receive distributions without suffering DWT. If such holders of Class A Ordinary Shares hold their Class A Ordinary Shares through DTC, they must provide the appropriate DWT Forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by Parent) before the record date for the distribution (or such later date before the distribution payment date as may be notified to holders of Class A Ordinary Shares by the broker). If such holders of Class A Ordinary Shares hold their Class A Ordinary Shares outside of DTC, they must provide the appropriate DWT Forms to Parent’s transfer agent before the record date for the distribution. It is strongly recommended that such holders of Class A Ordinary Shares complete the appropriate DWT Forms and provide them to their brokers or Parent’s transfer agent, as the case may be, as soon as possible after receiving their Class A Ordinary Shares.

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

J. Annual Report to Security Holders

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

Parent’s results of operation and financial condition are exposed to foreign exchange risk in U.S. dollars as a result of the consummation of the Transactions, including receipt of a majority of its liquid assets in U.S. dollars from sales of its Class A Ordinary Shares to Investors as part of its ATM agreement. Parent may be exposed to additional foreign exchange risks that arise from its global presence if it sells products and services in transactions not denominated in Euros. Over time, Parent expects to diversify its foreign exchange exposure by ensuring a more balanced foreign exchange mix in its treasury positions to match the required U.S. dollar and Euro requirements for purchases and investments.

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

Based on the foregoing, our principal executive officer and principal financial officer have concluded that as of December 31, 2023, our disclosure controls and procedures were not effective as a result of the material weaknesses in our internal control over financial reporting described below.

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

Under the supervision and with the participation of management, including our principal executive and principal financial officers, we evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, based on criteria for effective internal control over financial reporting established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2023, due to the material weaknesses described below.

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

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as such report is not required unless and until we become an “accelerated filer.”

Changes in Internal Control over Financial Reporting

We have worked to remediate the material weaknesses and other deficiencies referenced above. We re-designed key processes and included significant measures to develop an effective internal control over financial reporting. In implementing these processes, we have engaged the assistance of external advisors with expertise in these matters. Additionally, we have and continue to train our accounting and finance staff and hired financial reporting personnel to develop and implement appropriate internal controls and reporting procedures. These remediation measures, which continue as of December 31, 2023 have been time consuming and costly and there is no assurance that these initiatives will remediate all issues.

Except for as noted above, there were no changes in our internal control over financial reporting during the year ended December 31, 2023 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. Lundetrae, who is an independent director, qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

On December 4, 2020, Parent adopted a Code of Ethics that applies to all of its employees, officers, and directors. This includes Parent’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of Parent’s Code of Ethics has been posted on Parent’s website at https://ir.fusion-fuel.eu/corporate-governance/governance-overview. Parent intends to disclose on its website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or Parent’s directors from provisions in the Code of Ethics. Information disclosed on Parent’s website is not a part of this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm for the years ended December 31, 2023 and December 31, 2022 was KPMG, Dublin, Ireland (Audit firm ID: 1116). Our audit committee of the board of directors pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement with respect to such services.

	12 Months ended December 31, 2023	12 Months ended December 31, 2022

Audit Fees (1)	€355,000	€357,250
Taxation Fees	€—	€—
Other	€—	€25,000
Total	€355,000	€382,250

(1)	Audit Fees consist of fees billed for professional services performed by KPMG for the audit of our annual financial statements, the review of interim financial information, and related services that are normally provided in connection with our public offerings and registration statements on Form F-3.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to Parent starting the fiscal year ending December 31, 2024.

Item 16K. CYBERSECURITY

We employ procedures designed to identify, protect, detect and respond to and manage reasonably foreseeable cybersecurity risks and threats. To protect our information systems from cybersecurity threats, we use various security tools that help prevent, identify, escalate, investigate, resolve and recover from identified vulnerabilities and security incidents in a timely manner. These include, but are not limited to, internal reporting, monitoring and detection tools, employee education, password encryption, frequent password change events, firewall detection systems, anti-virus software in-place and frequent backups.

We regularly assess risks from cybersecurity and technology threats and monitor our information systems for potential vulnerabilities, including those that could arise from internal sources and external sources such as third-party service providers we do business with. We use a widely adopted risk quantification model to identify, measure and prioritize cybersecurity and technology risks and develop related security controls and safeguards. We conduct regular reviews and tests of our information security program and also leverage audits by our internal audit team, tabletop exercises, penetration and vulnerability testing, simulations, and other exercises to evaluate the effectiveness of our information security program and improve our security measures and planning. We may and are considering whether to further engage an assessor(s), consultant(s), auditor(s) or other third party(s) to supplement our processes.

To date, we have not experienced any attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse or theft of personal information (of third parties, employees, and our members) and other data, confidential information or intellectual property. Any significant disruption to our service or access to our systems in the future could adversely affect our business and results of operation. Further, a penetration of our systems or a third-party’s systems or other misappropriation or misuse of personal information could subject us to business, regulatory, litigation and reputation risk, which could have a negative effect on our business, financial condition and results of operations. See "Risk Factors - Cybersecurity risks and threats could adversely affect our business."

The Board oversees our annual enterprise risk assessment, where we assess key risks within the company, including security and technology risks and cybersecurity threats. The Audit Committee of the Board oversees our cybersecurity risk and receives regular reports from our management team on various cybersecurity matters, including risk assessments, mitigation strategies, areas of emerging risks, incidents and industry trends, and other areas of importance.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this Annual Report, “Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Our Audited Annual Consolidated Financial Statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit No.	Description	Included	Form	Filing Date
2.1	Amended and Restated Business Combination Agreement.	By Reference	F-4/A	November 5, 2020
3.1	Memorandum and Articles of Association of Fusion Fuel Green plc.	By Reference	20FR12B	December 17, 2020
4.1	Specimen Class A Ordinary Share Certificate of Fusion Fuel Green plc.	By Reference	F-4/A	October 9, 2020
4.2	Specimen Warrant Certificate of Fusion Fuel Green plc.	By Reference	F-4/A	October 9, 2020
4.3.1	Novation Agreement between HL Acquisitions Corp., Fusion Fuel Green plc, and Continental Stock Transfer & Trust Company.	By Reference	20FR12B	December 17, 2020
4.3.2	Amended and Restated Warrant Agreement between Fusion Fuel Green plc and Continental Stock Transfer & Trust Company.	By Reference	20FR12B	December 17, 2020
4.4	Description of Securities	By Reference	20-F	May 16, 2023
4.5	Form of Indemnification Agreement with Fusion Fuel Green plc’s directors and executive officers.	By Reference	F-4/A	November 5, 2020
4.6	Form of Managing Agreement between Fusion Welcome – Fuel, S.A. and its executive officers.	By Reference	F-4	August 12, 2020
4.7	Amended and Restated Registration Rights Agreement between HL Acquisitions Corp., Fusion Fuel Green plc, certain former shareholders of HL Acquisitions Corp., EarlyBirdCapital, Inc., and certain former shareholders of Fusion Welcome – Fuel, S.A., dated December 10, 2020.	By Reference	20FR12B	December 17, 2020
4.8	At Market Issuance Sales Agreement between Fusion Fuel Green plc, B. Riley Securities, Inc., Fearnley Securities Inc. and H.C. Wainwright & Co., LLC, dated June 6, 2022	By Reference	6-K	June 6, 2022
4.9	English Translation of Contract of Disposal of Intellectual Property between Fusion Welcome – Fuel, S.A. and MagP Invocao, S.A., dated September 13, 2018.	By Reference	F-4/A	September 21, 2020
4.10	English Translation of Amendment to Contract of Disposal of Intellectual Property, between Fusion Welcome – Fuel, S.A. and MagP Invocao, S.A., dated May 22, 2020.	By Reference	F-4/A	October 9, 2020
4.11	English Translation of Production Capacity Reservation, between Fusion Welcome – Fuel, S.A. and MagP Invocao, S.A., dated June 1, 2020.	By Reference	F-4/A	September 21, 2020
4.12	Sub-Lease Agreement, between Fusion Welcome – Fuel, S.A. and MagP Invocao, S.A., dated September 25, 2020.	By Reference	F-4/A	October 9, 2020
4.13	Special Eligibility Agreement for Securities, dated as of December 10, 2020, among the Depository Trust Company, Cede & Co., National Securities Clearing Corporation, Fusion Fuel Green plc, and Continental Stock Transfer & Trust Company.	By Reference	F-4/A	November 5, 2020
4.14	Form of Subscription Agreement of Fusion Fuel Green plc.	By Reference	F-4/A	October 9, 2020

4.15	Form of Non-Executive Director Appointment Letter.	By Reference	F-4/A	October 29, 2020
4.16	Employment Agreement between Fusion Fuel Green plc, Fusion Fuel USA, Inc., and Zachary Steele	By Reference	6-K	January 3, 2022
4.17	Employment Agreement between Fusion Fuel Green plc, Fusion Fuel USA, Inc., and Jason Baran	By Reference	6-K	January 3, 2022
4.18	Contingent Consideration Termination Agreement between Fusion Fuel Green plc, Fusion Welcome – Fuel, S.A., and certain shareholders of Fusion Welcome – Fuel, S.A.	By Reference	6-K	January 3, 2022
4.19***	Fusion Fuel Spain Shareholders Agreement	By Reference	20-F	May 16, 2023
4.20	Sale Agreement	By Reference	20-F	May 16, 2023
4.21	Lease Agreement	By Reference	20-F	May 16, 2023
8.1	List of Subsidiaries.	By Reference	20-F	May 16, 2023
12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Herewith	--	--
12.2	Certification of Principal Financial and Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Herewith	--	--
13.1	Certification of Principal Executive, Financial, and Accounting Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Herewith	--	--
13.2	Certification of Principal Executive, Financial, and Accounting Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Herewith	--	--
15.1	Consent of KPMG	Herewith	--	--
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation	Herewith	--	--
99.1	List of Relevant Territories for the Purposes of Irish Dividend Withholding Tax	By Reference	20-F	May 16, 2023

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101).

*	Management compensation contract, plan or arrangement.

**	Certain provisions of this exhibit have been omitted, as such provisions (i) are not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

***	Schedules and similar attachments to this exhibit are omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to provide a copy of any omitted schedule or attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Dublin, Ireland on the 30th day of April, 2024.

FUSION FUEL GREEN PLC

By:	/s/ Gavin Jones
Name:	Gavin Jones
Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Fusion Fuel Green plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Fusion Fuel Green plc and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of (loss)/profit and other comprehensive (loss)/income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred operating losses since inception and has an accumulated deficit of €222.8 million as of December 31, 2023. The Group expects to continue to incur net losses for the foreseeable future and is highly dependent on its ability to find additional sources of funding in the form of debt or equity financing to fund its planned operations. These conditions, along with the matters set out in note 2 to the financial statements raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

F-1

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Fair value of energy production plant held for sale

As discussed in Notes 2, 14 and 16 to the consolidated financial statements, during 2023 the Company classified one of its energy production plants as held for sale, as a result of the Company's decision to sell the plant. Assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell. As discussed in Note 16 to the consolidated financial statements, the carrying value of the energy production plant was considered to be higher than its fair value less costs to sell at the time of reclassification and an impairment charge of €800 thousand was recorded. The fair value of the energy production plant was determined using a discounted cash flow method. As of December 31, 2023, the Company has classified €833 thousand as assets held for sale.

We identified the evaluation of the fair value of the energy production plant held for sale to be a critical audit matter. A high degree of subjective auditor judgement was required to evaluate the assumptions used to estimate the fair value of the energy production plant, specifically the forecasted energy output, energy price growth rate and the discount rate. In addition, specialized skills and knowledge were needed to evaluate the discount rate. Changes in any of these assumptions could have had a significant effect on the determination of the estimated fair value.

The following are the primary procedures we performed to address this critical audit matter:

We assessed the reasonableness of the Company’s forecasted energy output by evaluating it against publicly available market data. We evaluated the energy price growth rate used by the Company by comparing it to historic country and forecast market inflation rates. We also involved a valuation professional with specialized skills and knowledge who assisted in evaluating the discount rate by comparing it against discount rates that were independently developed using publicly available market data of comparable entities.

Value in use of energy production plant

As discussed in Notes 2, 3 and 14 to the consolidated financial statements, the Company performs a review of the carrying amount of its energy production plant, to determine whether there is an indication of impairment at each reporting date or when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists, and where the carrying value exceeds the estimated recoverable amount, the assets are written down to their recoverable amount. Recoverable amount is the higher of an asset’s value in use or its estimated realisable value less costs to sell. As discussed in Note 14 to the consolidated financial statements, the Company determined that there were indicators of impairment associated with its energy production plant as of December 31, 2023. To determine the value in use of the energy production plant, the Company used a discounted cash flow method. Based on its assessment, the Company recorded an impairment charge of €1.4 million during 2023.

We identified the evaluation of the value in use of the energy production plant to be a critical audit matter. A high degree of subjective auditor judgement was required to evaluate the assumptions used to estimate the value in use of the energy production plant, specifically the forecasted energy output, energy price growth rate and the discount rate. In addition, specialized skills and knowledge were needed to evaluate the discount rate. Changes in any of these assumptions could have had a significant effect on the determination of the estimated value in use.

The following are the primary procedures we performed to address this critical audit matter:

We assessed the reasonableness of the Company’s forecasted energy output by evaluating it against publicly available market data. We evaluated the energy price growth rate used by the Company by comparing it to historic country and forecast market inflation rates. We also involved a valuation professional with specialized skills and knowledge who assisted in evaluating the discount rate by comparing it against discount rates that were independently developed using publicly available market data of comparable entities.

/s/ KPMG

We have served as the Company’s auditor since 2021.

Dublin, Ireland

April 30, 2024

F-1

FUSION FUEL GREEN PLC

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023

ITEM 18. FINANCIAL STATEMENTS

Consolidated statement of financial position

		As at December 31
	Note	2023	2022
		€’000	€’000
Non-current assets
Property, plant and equipment	14	24,776	21,273
Intangible assets	13	5,076	5,350
Other assets		1,176	-
Total non-current assets		31,028	26,623

Current assets
Assets held for sale	16	833	-
Inventory	10	3,672	22,336
Prepayments and other receivables	18	4,919	8,242
Contract assets	4	752	-
Cash and cash equivalents	17	1,147	8,164
Total current assets		11,323	38,742

Total assets		42,351	65,365

Non-current liabilities
Lease liability	9	9,958	7,651
Deferred income	20	9,299	2,925
Total non-current liabilities		19,257	10,576

Current liabilities
Trade and other payables	19	15,312	7,262
Provisions	21	609	8,403
Contract liabilities	4	587	-
Deferred income	20	-	186
Cost accruals		1,764	1,934
Derivative financial instruments – warrants	23	765	7,651
Loans and borrowings	18	1,326	-
Total current liabilities		20,363	25,436

Total liabilities		39,620	36,012

Net assets		2,731	29,353

Equity
Share capital	22	2	2
Share premium		220,157	217,156
Share-based payments reserve		5,365	3,972
Retained earnings		(222,793)	(191,777)
Total equity		2,731	29,353

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated statement of (loss)/profit and other comprehensive (loss)/ income

		For the years ended December 31
	Note	2023	2022	2021
		€’000	€’000	€’000
Revenue	4	4,144	-	-
Cost of sales	5	(20,088)	(8,765)	-
Gross loss		(15,944)	(8,765)	-

Operating expenses
Other income		199	172	-
Administration expenses	6	(15,835)	(18,416)	(7,510)
Research and development expense		(1,925)	(908)	(182)
Share-based payment (expense)/ credit	8	(1,393)	(3,509)	841
Impairment of property, plant and equipment	14	(2,165)	(3,321)	-
Operating loss		(37,063)	(34,747)	(6,851)

Net finance income
Finance income	7	51	1,379	2,713
Interest receivable and similar income		58	25	-
Finance costs	7	(544)	(962)	(23)
Derivative financial instruments at FVTPL	23	6,886	7,620	28,354
Net finance income/ (costs)		6,451	8,062	31,044

Share of losses of equity-accounted investees	12	(245)	(628)	(629)

(Loss) / profit before tax		(30,857)	(27,313)	23,564
Income tax expense	11	(159)	(34)	-
Total comprehensive (loss) / income for the year		(31,016)	(27,347)	23,564

Basic (loss)/ earnings per share	25	(2.12)	(2.05)	1.80

Diluted (loss)/ earnings per share	25	(2.12)	(2.05)	1.79

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated statement of changes in equity

For the year ended December 31, 2023

	Number of shares outstanding	Share capital	Share premium	Share-based payment reserve	Retained earnings	Total
		€’000	€’000	€’000	€’000	€’000

Balance at January 1, 2021	12,054,217	1	194,053	1,438	(188,128)	7,364
Profit during the year	-	-	-	-	23,564	23,564
Total comprehensive income for the year	-	-	-	-	23,564	23,564
Issue of share capital:
Vesting of shares	10,000	-	-	(134)	134	-
Exercise of warrants	1,059,506	1	10,050	-	-	10,051
Derecognition of warrant liability on exercise	-	-	9,374	-	-	9,374
Share based payments:
Equity-settled share-based compensation	-	-	-	(841)	-	(841)
Balance at December 31, 2021	13,123,723	2	213,477	463	(164,430)	49,512

Balance at January 1, 2022	13,123,723	2	213,477	463	(164,430)	49,512
Loss during the year	-	-	-	-	(27,347)	(27,347)
Total comprehensive income for the year	-	-	-	-	(27,347)	(27,347)
Issue of share capital:
ATM – share sales	681,926	-	3,679	-	-	3,679
Share based payments:
Equity-settled share-based compensation	-	-	-	3,509	-	3,509
Balance at December 31, 2022	13,805,649	2	217,156	3,972	(191,777)	29,353

Balance at January 1, 2023	13,805,649	2	217,156	3,972	(191,777)	29,353
Loss during the year	-	-	-	-	(31,016)	(31,016)
Total comprehensive income for the year	-	-	-	-	-	-
Issue of share capital:
Equity incentive plan	10,000	-	-	-	-	-
ATM – share sales	1,103,368	-	3,001	-	-	3,001
Share based payments:
Share based payments				(1,042)	-	(1,042)
Equity-settled share-based compensation	-	-	-	2,435	-	2,435
Balance at December 31, 2023	14,919,017	2	220,157	5,365	(222,793)	2,731

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated statement of cash flows

	For the years ended December 31
	2023	2022	2021
	€’000	€’000	€’000
Cash flows from operating activities
Net (loss)/ profit for the year	(31,016)	(27,347)	23,564
Adjusted for:
Equity settled share-based compensation	1,393	3,509	(841)
Fair value movement in warrants	(6,886)	(7,620)	(28,354)
Depreciation and amortization	2,537	1,002	351
Net finance income	(115)	(442)	(2,690)
Share of losses of equity-accounted investee	245	628	629
Impairment of property, plant and equipment	5,482	3,321	-
Impairment of inventory	13,936	-	-
Onerous contract provision	(7,794)	8,403	-
Loss/(gain) on sale of property, plant and equipment	205	(172)	-
	(22,013)	(18,718)	(7,341)
Changes in working capital:
(Increase)/decrease in receivables	2,816	2,277	(5,218)
(Increase)/decrease in inventories	(19)	(18,651)	(3,685)
Increase/(decrease) in payables and accruals	8,482	5,303	1,588
Interest and similar expenses - paid	(549)	(62)	-
Taxes received	2,101	-	-
Net cash used by operating activities	(9,182)	(29,851)	(14,656)
Cash flows from investing activities
Payment for intellectual property from 2020 business combination	-	(250)	(500)
Purchase of property, plant and equipment	(8,589)	(8,588)	(16,615)
Proceeds from sale of assets	439	8,399	-
Development expenditure	(629)	(1,771)	(1,630)
Purchase of intangible assets – other	(109)	(80)	(19)
Receipt of government grants	7,975	-	-
Purchase of financial assets	-	-	(44,328)
Proceeds from realisation of financial assets	-	27,892	18,224
Investment in equity-accounted investees	(245)	(640)	(629)
Net cash provided by investing activities	(1,158)	24,962	(45,497)
Cash flows from financing activities
Proceeds from issuance of shares	3,001	3,679	-
Proceeds from warrants exercised	-	-	10,051
Proceeds from factoring agreement	1,326	-	-
Payment of lease liabilities	(1,291)	(1,314)	(470)
Shareholder loan (repayment) / proceeds	38	-	-
Net cash provided by financing activities	3,074	2,365	9,581
Net (decrease)/increase in cash and cash equivalents	(7,266)	(2,524)	(50,572)
Cash and cash equivalents at beginning of year	5,239	7,681	58,007
Transfer from restricted cash	2,925	-	-
Effects of movements in exchange rates on cash held	(38)	82	245
Cash and cash equivalents at end of year	860	5,239	7,681
Add restricted cash	287	2,925	-
Cash and cash equivalents at end of year including restricted cash	1,147	8,164	7,681

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the consolidated financial statements.

1.	Business activity

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

The Company has a comprehensive risk management process which is managed through its senior management, finance committee and board of directors. The key risks are evaluated throughout the period with key business leaders tasked to manage each risk as required. These risks are assessed through a risk matrix which evaluates each risk’s impact and likelihood.

Company history

The Merger

On June 6, 2020, the Company entered into a business combination agreement (“the Transaction”) with the shareholders of HL Acquisitions Corp., a British Virgin Islands business company (“HL”), a publicly-held special purpose acquisition company, and Fusion Welcome – Fuel S.A (“Fusion Fuel”), a private limited company domiciled in Portugal. On August 19, 2020, the terms of the initial Transaction were amended and finalised. The shareholders of both HL and Fusion Fuel agreed to exchange their interests for new ordinary shares in the share capital of the Company, with Fusion Fuel considered the accounting acquirer and predecessor entity.

Prior to the Transaction discussed above, the Company was a newly formed shell with no active trade or business, and all relevant assets, liabilities, income and expenses were borne by Fusion Fuel, the continuing entity in the merger.

On December 10, 2020, the Transaction was consummated (the “acquisition date”). As part of the Transaction, the former shareholders of HL received 7,033,356 Class A ordinary shares and 8,250,000 warrants to purchase Class A ordinary shares at an exercise price of $11.50 (the “HL warrants”) of the Company. The shareholders of Fusion Fuel received 2,125,000 Class B ordinary shares and warrants to purchase 2,125,000 Class A ordinary shares at an exercise price of $11.50 per share (the “FF warrants”). Unexercised warrants expire five years from the date of the close of the Transaction.

Because HL was not considered a business, the Transaction was not accounted for as a business combination, and instead was accounted for as a reverse recapitalisation, whereby Fusion Fuel issued shares in exchange for the net assets of HL represented by cash, which had a value of approximately $54 million (approximately €44.4 million) upon closing of the Transaction, and its listed status. The excess of the fair value of the equity instruments issued by the Company over the identifiable net assets of HL represents payment for the listing status and was recorded as a listing expense in the income statement under IFRS 2 Share-based Payment.

Immediately following the acquisition date, the Company completed a private equity placement with accredited investors (the “PIPE Investors”) for the sale of 2,450,000 Class A ordinary shares at a price of $10.25 per share, with gross proceeds of approximately $25.1 million (approximately €20.7 million).

At the acquisition date, the Company became the ultimate legal parent of Fusion Fuel and HL. The Company’s Class A ordinary shares are traded on the NASDAQ Global Market under the ticker symbol HTOO and its warrants are traded under the ticker symbol HTOOW. The Company’s Class B shares were not publicly traded.

The consolidated financial statements are prepared as a continuation of the financial statements of Fusion Fuel, the accounting acquirer, adjusted to reflect the legal capital structure of the legal parent/accounting acquiree (Fusion Fuel Green PLC).

The Earn-Out

Pursuant to the business combination agreement, the parties agreed to a potential additional equity payment to certain former shareholders of Fusion Fuel who became service providers to the Company. Under this arrangement, these persons were eligible to receive additional share-based payment awards of up to 1,137,000 Class A ordinary shares and 1,137,000 warrants to purchase Class A ordinary shares at an exercise price of $11.50 based upon the execution of contracts for certain value-accretive hydrogen purchase agreements on or before June 30, 2022, depending on the value of those contracts.

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

As these awards were dependent on future service to be provided to the Company, the Company considered them to be service awards under IFRS 2 and classified them as equity-settled share-based payments. The number of shares and warrants likely to be awarded were estimated at the reporting date, measured at grant-date fair value, and recorded as a cost to the income statement on a straight-line basis over the period from grant to expected delivery of contracts, initially estimated to be June 30, 2022. The potential outstanding equity awards under this arrangement expired June 30, 2022 and none of the required conditions were met.

Group expansion

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

Benavente

The Company acquired a facility in 2021 to transform into a state-of-the-art production facility so that the Company could produce internally to meet demand. This facility is located at Benavente, Portugal. In June 2022, the Company completed installation of the first HEVO production line at the Benavente facility.

In December 2022, the Group completed a sale and leaseback transaction for the facility at Benavente. This transaction excluded the HEVO production line as well as other equipment. The selling price closed at €9.3 million with net proceeds of €7.5 million after deducting security deposit, one month’s rent and certain deferred proceeds. Please refer to notes 9 and 14 for further information on this transaction.

Developments during 2023

During 2023, the Benavente facility also began the first production of Fusion Fuel 4th generation HEVOs and the HEVO-Chain cube solution. This will be the solution produced for 2024 whereby the HEVO will be encased in dedicated cube structures or in containers depending on project requirements – the full solution will be developed, assembled and tested in Benavente before being shipped to clients and projects.

Exolum

During the third quarter of 2022, the Group commenced construction work on its first third-party technology sale. Fusion Fuel Portugal, S.A. (“Fusion Fuel Portugal”), a wholly owned subsidiary of the Parent, was engaged by Exolum Corporation, S.A. (“Exolum”) to develop a turnkey solar-to-hydrogen plant to supply green hydrogen plant. Exolum is a leading supplier of specialist storage, handling and transport for bulk liquids and gases, with one of the most comprehensive ranges of tankage in Europe. The construction & commissioning of this solar-to-hydrogen plant was completed during the third quarter of 2023 with acceptance issued by Exolum at the end of September 2023. The project has 21 HEVO-Solar units along with a co-located refueling station, which will now serve as proof of concept of hydrogen for mobility applications. This facility also features the latest generation HEVO micro-electrolyzer capable of leveraging other sources of renewable energy to produce green hydrogen overnight and during periods of low solar radiation, which are expected to double the productive output of the facility.

Financing facility

On November 27, 2023, the Parent entered into an agreement for financing of up to $20 million of senior convertible notes with Belike Nominees Pty Ltd., a Macquarie Group entity. This facility has a two-year term and it’s expected that amounts will be drawn down in tranches. The first tranche amounts to $1.15 million and is expected to be drawn down in the second quarter of 2024.

2.	Basis of preparation and significant accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (“IFRS”) as adopted by the EU (“IFRS as adopted by the EU”), which are effective for the year ended and as at December 31, 2023. In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) (“IFRS as issued by the IASB”).

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

Basis of consolidation

Subsidiaries

The Group financial statements consolidate the financial statements of the Company and its subsidiaries up to December 31, 2023. A parent controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

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

Functional currency

Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of the Group companies at the exchange rates at the dates of the transactions.

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

At the Market Issuance Sales Agreement (“ATM”)

On June 6, 2022, the Parent entered into an At the Market Issuance Sales Agreement (the “ATM”) with B. Riley Securities, Inc., Fearnley Securities Inc., and H.C. Wainwright & Co., LLC, pursuant to which the Company may offer and sell, from time to time, through or to the agents, acting as agent or principal, Class A ordinary shares of the Company having an aggregate offering price of up to $30 million under the Company’s Form F-3 registration statement. This prospectus was amended on May 13, 2023 to remove B. Riley Securities, Inc. as a listed sales agent and on July 7, 2023 to reduce the aggregate amount available to be sold under the ATM to $10 million. During 2023, the Parent sold 1,103,368 class A ordinary shares for net proceeds of $3.3 million and paid $0.1 million in commissions to agents as part of these trades.

Going concern

In adopting the going concern basis in preparing the consolidated financial statements, the Directors have considered the Group’s cash on hand, its future cash generation projections and plans, together with factors likely to affect its future performance, as well as the Group’s principal risks and uncertainties.

As of December 31, 2023, the Group had €1.2 million of cash and cash equivalents, which included €0.3 million of restricted cash. The Group is an early-stage company and is subject to the corresponding risk of such companies. Since inception, the Group has incurred operating losses and had an accumulated deficit of €222.8 million at December 31, 2023. Included in the accumulated deficit are non-cash items of €167 million which related to fair value adjustments on our warrants, share based compensation expenses, foreign currency adjustments on our financial assets and expenses from the 2020 merger transaction described previously.

The Group expects to continue to incur net losses for the foreseeable future and is highly dependent on its ability to find additional sources of funding in the form of debt or equity financing to fund its planned operations. The Group's success depends on the profitable commercialization of its proprietary HEVO technology. There is no assurance that the Group will be successful in the profitable commercialization of its technology. These conditions raise significant doubt about the Group’s ability to continue as a going concern and therefore, to continue realizing their assets and discharging their liabilities in the normal course of business absent the mitigating actions set out below.

On November 27, 2023, the Parent entered into an agreement for financing of up to $20 million of senior convertible notes with Belike Nominees Pty Ltd., a Macquarie Group entity. This facility has a two-year term and it’s expected that amounts will be drawn down in tranches. The first tranche of $1.15 million is expected to be drawn down in the second quarter of 2024.

Based upon its current operating and financial plans, management is hopeful it will have sufficient access to financial resources to fund operations, having considered the Group’s available cash resources, the recently announced agreement with Belike Nominees Pty Ltd, expected inflows from both technology sales and grant award agreements, future financing options available to the Group (debt and/or equity), the planned operations of the Group and the ability to adjust its plans if required.

On February 15, 2024, the Group received notification from the European Commission that the Company’s HEVO-Portugal project was among 33 entities selected for approval under the Important Projects of Common European Interest (“IPCEI”) Hy2Infra program. The Company’s €650 million, 630 MW project is to be developed in Sines, Portugal, and would produce 62,000 tonnes of green hydrogen per annum. The IPCEI approval positions Fusion Fuel and its partners to commence funding negotiations with the relevant government stakeholders, as well as with the European Investment Bank, which has committed to providing financing and advisory support to those projects selected for public funding.

The inability to consummate the first tranche of the financing agreement with Belike Nominees Pty Ltd and capitalize on the market sentiment afforded to us following the IPCEI announcement would have a negative impact on the Group’s financial conditions and ability to pursue its business strategies. If the Group is unable to operationalize or obtain alternative funding, the Group could be forced to delay, reduce, or eliminate some or all of its research and development programs or strategic partnerships efforts, which could adversely affect its business prospects, or the Group may be unable to continue operations. Although management intends to pursue plans to obtain alternative funding to finance its operations, there is no assurance that the Group will be successful in obtaining sufficient funding on terms acceptable to the Group to fund continuing operations, if at all.

During 2024, to date, Parent raised net proceeds of $6,398,264 through the ATM facility.

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

New standards or amendments

There were no new standards effective for the period commencing 1 January 2023 that had a material impact on the Group. A number of new standards, amendments to standards and interpretations are not yet effective for the period and have not yet been applied in preparing the consolidated financial statements. The Group is in the process of assessing the impact on the financial statements of these new standards and amendments. Management currently expects no material impact on the Group’s financial statements on adoption of these amendments.

Significant accounting policies

There have been no material changes to the Group’s significant accounting policies, other than the introduction of an accounting policy for revenue recognition, as compared to the significant accounting policies described in the Form 20-F for the fiscal year ended December 31, 2022.

Revenue

The Company generates revenue from the supply and assembly of its HEVO technology. This technology consists of our HEVO miniaturised electrolyzer along with Balance of System (“BoS”) equipment. In addition to the above, certain sales contracts also include the supply of Balance of Plant (“BoP”) equipment, refuelling stations and require us to install and commission a full turnkey green hydrogen producing solution.

Revenue is recognised when or as performance obligations are satisfied by transferring control of a promised good or service to a customer. Management assesses each Contract at its inception whether the control is transferred over time or at a point in time and assume that the contract will be fulfilled, and not cancelled, renewed or modified, when determining the transaction price based on the consideration negotiated. The transaction price is determined based on the consideration agreed upon in the contract, adjusted for any discounts, and variable consideration. If there is a difference between the payment and the delivery of the related services and goods the Company is considering the time value of money when the period exceeds 12 months.

If the contract involves multiple performance obligations, the transaction price is allocated to each performance obligation based on its standalone selling price. At contract inception, the goods or services explicitly or implicitly promised in a contract are assessed, and a performance obligation is identified for each promise to transfer a distinct good or service. The standalone selling price is determined using observable market data or estimated considering the cost plus a reasonable margin approach.

Revenue from our HEVO technology is recognised at a point in time which reflects the transfer of control of the promised good or service to the customer, i.e. when control of the service transfers to the customer, generally following the delivery schedule. The revenue is derived from the calculation of the completion and the transaction price set in the Contract.

When the customer makes partial payments in advance, the consideration received prior to the Company satisfying its performance obligation is recognised as a contract liability in the balance sheet (see “Contract liabilities” definition below).

Incremental costs incurred to obtain a contract are capitalised if they are expected to be recovered. Incremental costs of obtaining a contract are those costs that the entity would not have incurred if the contract had not been obtained. Costs of obtaining a contract that is not incremental should be expensed as incurred unless those costs are explicitly chargeable to the customer, even if the contract is not obtained.

The Company reviews its revenue recognition estimates regularly and adjusts them if there are changes in circumstances that affect the original estimates. Any changes are accounted for prospectively.

Modifications to contracts are assessed to determine whether they represent a new contract or a modification of the existing contract. Any adjustments to the transaction price or performance obligations are reflected as per the requirements of the standard.

The Company provides its customers with warranties against design or manufacturing flaws and defects, normally within a period of 12 – 24 months after commissioning has taken place. The Company's estimated obligation under the standard warranty terms (assurance type warranties) is recognised under provisions.

Contract liabilities

A contract liability is the obligation to transfer good or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Company transfers goods or services to the customer, a contract liability is recognised when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognised as revenue when the Company performs under the contract.

Contract assets

The contract assets primarily relate to the Group’s right to consideration for work completed but not billed. The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when the Group issues an invoice to the customer.

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

Segment information

The Group manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Group’s focus is on the research and development around its HEVO technologies. The Executive Committee, and in particular the Chief Executive Officer, is the chief operating decision maker who regularly reviews the consolidated operating results and makes decisions about the allocation of the Group’s resources.

Research and development expenditure

Research costs are expensed to profit or loss as incurred and development costs are capitalised, where they meet the criteria for capitalisation. Grant income of €1.6 million was credited against qualifying R&D expenditure in 2023.

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

Warranties

A provision for warranties is recognized when the underlying products or services are sold, based on historical warranty data and a weighting of possible outcomes against their associated probabilities.

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

As the exercise price of the Company’s share purchase warrants is fixed in US dollars and the functional currency of the Company is the Euro, these warrants are considered a derivative, as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability. The fair value is determined using market price of the warrants on the NASDAQ.

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

Prepayments and other receivables

Prepayments and other receivables are recognised initially at fair value and then carried at amortised cost less allowance for impairment. The Group applies the IFRS 9 Financial Instruments simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for other receivables.

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

Property, plant and equipment

Property, plant and equipment is included at cost less accumulated depreciation and/or accumulated impairment losses. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use. Depreciation is provided using the straight-line method to write off cost to residual value over the estimated useful life of the individual asset. Important components of property, plant and equipment that maintain different useful lives are considered separately. Land is not depreciated and assets categorised as being under construction are not depreciated until such time that they are in use. The following rates per annum are used:

Plant and machinery	3-10 years
Hydrogen production plant – internal	8-20 years
Office and other equipment	3-10 years
Leases	Lease term

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

Accounting for assets held for sale

Assets are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets are generally measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale or held for distribution and subsequent gains and losses on re-measurement are recognized in the income statement. Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortized or depreciated, and any equity accounted investee is no longer equity accounted.

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

Impairment of property, plant and equipment

In the case of there being a trigger for a review of impairment, the Group performs a review on the carrying amounts of its property, plant and equipment to determine whether there is any indication of impairment at the reporting date. The Group particularly tests the net recoverable amounts of its internally generated assets to ensure that the costs of their production have not over-run their operational or commercial value. One such trigger for impairment review, which has occurred in the current year, is that the Group was loss making and another was the increase in costs to complete certain projects currently recognised as assets under construction.

As of December 31, 2023, the carrying amount of the Group’s property plant and equipment assets was €24.8 million (2022: €21.3 million). The Group identified an indicator of impairment associated with specific portions of this amount. For one portion of these assets, the Group calculated the value in use based on the estimated cash flows expected to be generated by the asset over its expected useful life. The expected cash flows are based on assumptions in respect of sales and operating costs. These cash flows are discounted to their present values using a discount rate that reflects the risks specific to the asset. The estimation of forecasted revenues and the timing of expenditure requires judgement and is dependent on the economic factors associated with these assets. For the other portion of these assets that an indicator of impairment was identified, the Group fully impaired the amounts capitalised on the basis that it was unlikely that the assets would be used as intended in the future. Management will continue to review these assets at each reporting date. An impairment charge of €5.5 million (2022: €3.3 million) has been recorded during 2023 for these assets. Please see note 14 for further information.

At December 31, 2023, management decided to sell one of our internally developed energy production plants which was previously recorded within assets under construction in note 14. This asset was reclassified from property, plant and equipment at its fair value (after booking an impairment charge of €0.8 million during the year). Please see note 16 for further information.

4.	Revenue

During the year ended December 31, 2023, the Company recognized its first revenues of over €4.1 million from technology sales relating to the delivery of the first full plant in Exolum, and the delivery of materials and equipment for CSIC in the fourth quarter.

	2023	2022
	€’000	€’000
Contract assets	752	-
Contract liabilities	587	-
Receivables, which are included in “Prepayments and other receivables”	270	-

The contract assets relate to revenue that has been recognised but not yet billed to the customer at the reporting date. This amount will transfer to receivables when the right becomes unconditional. This usually occurs when the Group issues an invoice to the customer.

The contract liabilities relate to the advance consideration received from customers for technology sale contracts which had not commenced as of the reporting date. These amounts will be recognised as revenue during 2024 as these contracts are fulfilled.

No information is provided about remaining performance obligations at the reporting date that have an original expected duration of one year or less, as permitted by IFRS 15.

5.	Cost of sales

	2023	2022	2021
	€’000	€’000	€’000
Technology sales	9,011	-	-
Write-off/scraping of inventory	15,227	362	-
Onerous contract provision – (usage/reversal)/expense (Note 21)	(7,794)	8,403	-
Impairment of property, plant and equipment – HEVO-Sul	3,317	-	-
Raw materials sales	327	-	-
	20,088	8,765	-

6.	Administration expenses

	2023	2022	2021
	€’000	€’000	€’000
Wages and salaries	7,649	8,706	2,970
Depreciation and amortization	1,547	1,002	351
Professional fees	1,605	1,722	1,397
Consulting fees	1,816	2,068	1,085
Other expenses	3,218	4,918	1,707
	15,835	18,416	7,510

7.	Finance costs/ income

	2023	2022	2021
	€’000	€’000	€’000
Finance costs
Interest and similar expenses	549	62	23
Other finance income/(costs)	(5)	-	-
Fair value loss on short-term investments	-	900	-
	544	962	23

Finance income
Foreign exchange variances	51	1,379	2,392
Fair value gain on short-term investments	-	-	47
Other finance income	-	-	274
	51	1,379	2,713

8.	Share-based payments

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

Restricted Share Units (RSUs)

The Company granted 68,273 RSU’s to employees and directors during the year ended December 31, 2023 (2022: 59,441). The table below shows the number of RSUs granted covering an equal number of the Company’s Class A ordinary shares and the weighted-average grant date fair value of the RSUs granted:

	Number of RSUs		Weighted average grant date fair value per share
	2023	2022	2023	2022
As at 1 January	87,642	42,896	$11.43	$12.24
Granted during the year	68,273	59,441	$3.78	$8.00
Vested during the year (1)	(86,566)	(14,253)	$10.63	$12.17
Forfeited during the year	(14,396)	(442)	$11.77	$12.24
As at December 31	54,953	87,642	$10.20	$11.43

(1)	10,000 ordinary shares were issued in connection with the RSUs that vested during the year ended December 31, 2023 (2022: none).

RSUs are issued as incentive compensation to executives, employees, and non-employee directors with service being the only condition associated with the award.  Each RSU represents a right to one share of our common stock, upon vesting.  The RSUs are not entitled to voting rights or dividends, if any, until vested. The fair value of the RSUs is determined on the date of grant based on the market price of the Company’s ordinary shares on that date. The fair value of RSUs is expensed rateably over the vesting period, which is generally three years for employees. The total expense recognized related to the RSUs was €0.47 million for the year ended December 31, 2023 (2022: €0.53 million). Total unamortized compensation expense related to the RSUs was €0.12 million as of December 31, 2023 (2022: €0.35 million), which is expected to be recognized over a remaining average vesting period of 0.86 years as of December 31, 2023 (2022: 1.7 years).

Share options

On January 3, 2022, the Company announced that under the 2021 Plan, its Board of Directors approved an award of options for five of its senior managers. Regarding each senior manager, the award comprises three tranches:

•	Tranche 1: A grant of an option to purchase 200,000 Class A ordinary shares having an exercise price of $10.50 per share to vest over a three-year period.
•	Tranche 2: A grant of an option to purchase an additional 200,000 Class A ordinary shares having an exercise price of $10.50 per share to vest once Parent’s share price closed at or above $18.00 during twenty trading days out of any thirty consecutive trading day period.
•	Tranche 3: Eligibility to receive an option to purchase up to an additional 50,000 Class A ordinary shares having an exercise price equal to the average last sales price of the Class A Ordinary Shares over the five (5) consecutive trading day period ending on the date of grant, but in no event to be lower than $10.50 per share, for each of calendar years 2022, 2023 and 2024, each to be granted based on individual performance at the discretion of the Compensation Committee of the board of directors. The board of directors did not grant any awards under this tranche during the years ended December 31, 2023 and 2022.

All options granted will expire on December 31, 2028.

In June 2023, 800,000 of the options that were initially granted in January 2022 were forfeited. The Company granted 154,074 options to employees and directors during the year ended December 31, 2023 (2022: 2,128,554), all of which were issued to our non-executive directors as part of their annual compensation. These options vested in full by December 31, 2023.

The fair value of the options granted during the year ended December 31, 2023 were estimated using the Black-Scholes option-pricing model. The inputs for the Black-Scholes model require management’s significant assumptions. The risk-free interest rate was based on a normalized estimate of the 7-year U.S. treasury yield. The Company does not have sufficient company-specific historical and implied volatility information and it therefore estimates its expected share volatility based on historical volatility information of reasonably comparable guideline public companies and itself. The Company expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price. Expected dividend yield is based on the fact that the Company has never paid cash dividends and its future ability to pay cash dividends on its shares may be limited by the terms of any future debt or preferred securities.

The range of assumptions that the Company used to determine the grant date fair value of employee and director options granted were as follows:

	Tranche 1	Tranche 2	Directors
Volatility	70.91%	70.91%	80.38%
Expected term in years	7	7	6.92
Dividend rate	0%	0%	0%
Risk-free interest rate	1.58%	1.58%	1.31%
Hurdle price	-	$18	-
Exercise price	$10.50	$10.50	$4.26
Share price	$9.42	$9.42	$4.02
Fair value of option on grant date	$6.14	$6.18	$2.87

The table below shows the number of options granted covering an equal number of the Company’s Class A ordinary shares and the weighted-average grant date fair value of the options granted:

	Number of options		Weighted average Grant date fair value per share
Options outstanding December 31, 2021	-	$
Granted	2,128,554		$5.21
Vested	(461,887)		$3.31
Forfeited	-		-
Options outstanding December 31, 2022	1,666,667		$5.21
Granted during the year	154,074		$2.87
Vested during the year	(354,074)		$4.71
Forfeited during the year	(666,667)		6.16
Options outstanding December 31, 2023	800,000		$6.14

There were 800,000 unvested employee and director options outstanding as of December 31, 2023 (2022: 1,666,667). Total expense recognized related to the employee and director share options was €1.96 million for the year ended December 31, 2023 (2022: €2.96 million). Total unamortized compensation expense related to employee and director share options was €3.41 million as of December 31, 2023 (2022: €8.27 million), expected to be recognized over a remaining weighted average vesting period of 3 years as of December 31, 2023 (2022: 4 years).

Incentive shares

As part of their compensation package, the non-executive directors that were appointed in December 2020 were granted 5,000 shares for each year of service to the Company.

	Number of shares	Weighted average Grant date fair value per share
Incentive shares outstanding December 31, 2021	30,000	$23
Granted	-	-
Vested	-	-
Forfeited	(25,000)	-
Incentive shares outstanding December 31, 2022	5,000	$23
Granted	-	-
Vested	-	-
Forfeited	-	-
Incentive shares outstanding December 31, 2023	5,000	$23

The above shares vest at the discretion of the board of directors. In exchange for the share options that were granted above, the holders of the incentive shares agreed to forfeit their rights to incentive shares relating to years two and three of their tenure as a non-executive director. The total expense for these shares recognised in the year ended December 31, 2023 and 2022 was €0.005 million and €0.02 million, respectively.

As of December 31, 2023, there was no unrecognised share-based payment expense related to the incentive shares. The shares have been recorded at their fair value at December 31, 2023.

Reconciliation to statement of profit and loss

	2023	2022	2021
	€’000	€’000	€’000
2020 Earn-Out	-	-	(1,400)
RSUs	464	526	228
Incentive shares	5	21	331
Options	1,956	2,962	-
Forfeiture of options - Reversal of expense	(1,032)	-	-
Share-based payment expense/ (credit)	1,393	3,509	(841)

9.	Leases

In the normal course of its business, the Group leases property, vehicles and land.

On December 20, 2022, the Group entered into a sale and leaseback transaction relating to its production facility at Benavente. The leaseback arrangement has an initial term of 20 years and will be automatically renewed for a further ten years unless the Group provides sufficient notice to terminate.

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

In the fourth quarter of 2021, the Group entered into a license agreement for shared office space in Ireland. The license agreement has a term of 12 months and will be automatically renewed for another year if neither party provide sufficient notice to terminate before the end of the term. During Q4 2022, the Group extended its lease agreement by a further 24 months.

The vehicle leases commenced in July 2021 and since then, the Group has entered into eighteen separate contracts. The duration of the contracts range from 48 to 60 months.

The land leases were entered into for the purpose of developing our Évora I and II projects. The two land leases were negotiated and signed with the respective owners for 30 years and are extendable. During 2023, we entered into two further land leases. The first lease has a term of 30 years with the second having a term of 29 years. Both leases will be automatically renewed for another 5 years if neither party provide sufficient notice to terminate before the end of the term.

Other licenses entered into in 2023 include various equipment items in January and March. The duration of the contracts range from 36 to 60 months.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Information about leases for which the Group is a lessee is presented below.

i.	Right-of-use assets

Right-of-use assets related to leased properties, vehicles and land are presented as property, plant and equipment.

	Equipment	Properties	Vehicles	Land	Total
	€’000	€’000	€’000	€’000	€’000

January 1, 2022	-	357	249	186	792
Additions right-of-use assets	48	6,673	274	-	6,995
Revaluation of right-of-use assets	-	708	-	-	708
Derecognition of right-of-use assets	-	-	(44)	-	(44)
Depreciation charge for the period	(3)	(360)	(84)	(7)	(454)
January 1, 2023	45	7,378	395	179	7,997
Additions right-of-use assets	36	-	230	2,806	3,072
Revaluation of right-of-use assets	-	150	-	-	150
Derecognition of right-of-use assets					-
Depreciation charge for the period	(24)	(702)	(126)	(98)	(950)
December 31, 2023	57	6,826	499	2,887	10,269

ii.	Amounts recognized in the Consolidated statement of profit or loss and other comprehensive income.

	2023	2022	2021
	€’000	€’000	€’000
Interest on lease liabilities	530	32	22
Expenses relating to short-term leases	161	428	127
Depreciation of right-of-use assets	950	454	319

iii.	Amounts recognized in statement of cash flows.

	2023	2022	2021
	€’000	€’000	€’000
Total cash outflow for leases	1,291	1,314	470

iv.	Lease liabilities.

Lease liabilities are payable as follows.

	Future minimum lease payments 2023	Interest 2023	Present value of minimum lease payments 2023
	€’000	€’000	€’000
Less than one year (note 19)	1,343	517	826
Between two and five years	4,216	2,262	1,954
More than five years	11,364	3,360	8,004
	16,923	6,139	10,784

Reconciliation of lease liabilities is as follows:
€’000
Balance at January 1, 2022	800
Payment of lease liabilities	(445)
New leases	7,303
Revaluations	708
Derecognition	(44)
Interest expense	32
Interest paid	(32)
Balance at January 1, 2023	8,322
Payment of lease liabilities	(760)
New leases	3,072
Revaluations	151
Derecognition	-
Interest expense	530
Interest paid	(530)
Balance at December 31, 2023	10,785

	2023	2022
	€’000	€’000
Non-current
Lease liability	9,958	7,651

Current
Trade and other payables (note 19)	826	671
Balance at December 31	10,784	8,322

The Group discounted its remaining lease payments for the calculation of the lease liability using an incremental borrowing rate ranging between 3% and 6%.

10.	Inventory

	2023	2022
	€’000	€’000
Raw materials	1,968	5,785
Work in progress	1,704	16,551
	3,672	22,336

Inventories have been reduced by €13.9 million (2022: €nil 0 ) as a result of the write-down to net realisable value. These significant impairments relate to specific components manufactured for legacy designs for which negotiations with prospective buyers have stalled. This write-down was recognised as an expense during 2023, in ‘cost of sales’.

Inventories of €8.8 million were consumed during the year ended December 31, 2023 (2022: €17.6 million). During 2023, we incurred €0.5 million (2022: €0.5 million) of production, conversion and other costs incurred in bringing the inventory to its present condition. These costs have been included in ‘administration costs’.

The cost of scraped materials through the normal production cycle amounted to €1.3 million (2022: €0.4 million). These items were recognised as an expense during 2023, in ‘cost of sales’.

11.	Taxation

The Group recorded a loss before income tax of €31 million during the year ended December 31, 2023 (2022: €27.3 million loss), which was reduced by €6.9 million (2022: €7.6 million) related to non-cash fair value gains on its derivative financial instruments (Warrants). For the year ended December 31, 2021, the Group earned no revenues and generated tax losses. The group earned no revenue during 2022 and 2021.

During 2023, 2022 and 2021, the Group’s Portuguese operations were subject to a statutory tax rate of 21%. In Ireland, the headline corporate income tax rate for trading companies is 12.5%, with a rate of 25% applicable to other non-trading sources.

A reconciliation between taxes on income / losses reflected on the Consolidated statement of profit or loss and other comprehensive income and the expected income tax benefit, based on the Company’s statutory tax rate, for the years ended December 31, 2023, 2022 and 2021 is as follows:

	2023	2022	2021
	€’000	€’000	€’000
Profit/ (loss) before tax	(30,857)	(27,313)	23,564
Tax using Company’s domestic tax rate at 12.5%	3,857	3,414	(2,945)
Tax effect of:
Non-deductible expenses / non-taxable income	(967)	(842)	3,848
Current-year losses for which no deferred tax asset is recognized	(4,647)	(3,973)	(1,312)
Impacts of different foreign tax rates	1,916	1,435	409
Total tax charge	159	34	-

As of December 31, 2023, the Group had unrecognised deferred tax assets of €11 million (2022: €6.2 million) mostly relating to tax losses incurred. No deferred tax assets have been recognized due to the uncertainty of the Group’s ability to generate taxable profits in the foreseeable future. The current assessment regarding the usability of deferred tax assets may change, depending on the Group’s taxable income in future years.

12.	Equity-accounted investees

€’000
Interest in joint venture
January 1, 2022	-
Investment during the year	628
Loss for the year attributable to the Group	(628)
December 31, 2022	-
Investment during the year	245
Loss for the year attributable to the Group	(245)
December 31, 2023	-

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

Under the terms of the shareholder agreement, the Group committed to contribute up to €2 million in the form of a subordinated loan to finance the growth and working capital needs of Fusion Fuel Spain. This loan facility has a term of five years and bears interest of 4% per annum. An additional interest charge of 2% will be payable from Fusion Fuel Spain if EBITDA targets are achieved. Under this facility, Fusion Fuel Spain drew down €0.25 million up until the year ended December 31, 2023 (2022: €1.27 million). No commitment has been recognised in these consolidated financial statements for any future investment in Fusion Fuel Spain.

13.	Intangible assets

	Completed development technology	Product development in progress	Intellectual property and patents registration	Software	Total
2023	€’000	€’000	€’000	€’000	€’000
Cost
January 1, 2023	2,994	717	1,911	81	5,703
Additions*	2	629	-	109	740
December 31, 2023	2,996	1,346	1,911	190	6,443

Amortisation
January 1, 2023	(330)	-	(3)	(20)	(353)
Amortisation charge	(990)	-	(1)	(23)	(1,014)
December 31, 2023	(1,320)	-	(4)	(43)	(1,367)

Net book value
At December 31, 2023	1,676	1,346	1,907	147	5,076

2022
Cost
January 1, 2022	-	1,918	1,911	23	3,852
Additions*	37	1,733	-	81	1,851
Transfers during the year	2,934	(2,934)	-	-	-
December 31, 2022	2,971	717	1,911	104	5,703

Amortisation
January 1, 2022	-	-	-	(5)	(5)
Amortisation charge	(330)	-	-	(18)	(348)
December 31, 2022	(330)	-	-	(23)	(353)

Net book value
At December 31, 2022	2,641	717	1,911	81	5,350

*	The additions relate to materials acquired during the period for the purpose of developing our HEVO technology.

Intellectual property of €1.9 million (2022: €1.9 million) and capitalised project development costs of €1.3 million (2022: €0.7 million) are considered to be of indefinite life and accordingly are not amortized. Completed development technology represents the costs incurred on bringing our first generation HEVO electrolyzer to market and is being amortised over a useful life of 3 years. This asset transferred from product development in progress during the prior year.

Research and development expenditure (excluding those related to wages and salaries) of €0.9 million (2022: €0.9 million) have been recognised during the year as part of administration expenses.

The Group considers the relationship between its market capitalisation and its book value, among other factors, when reviewing for indicators of impairment. As at December 31, 2023, the market capitalisation of the Group was above the book value of its equity. In addition, there are indicators of momentum in the market for green hydrogen, including ongoing societal and political pressure to limit CO2 emissions with the European Union as well as several individual countries across the world developing green hydrogen roadmaps. This momentum should lead to increased demand for our product and a reduction in the cost of green hydrogen. No indicators of impairment were deemed to exist for this Cash Generating Unit.

14.	Property, plant and equipment

	Assets under construction	Plant and machinery	Office and other equipment	Right of use assets	Total
2023	€’000	€’000	€’000	€’000	€’000
Cost
At January 1, 2023	15,106	1,337	389	8,762	25,594
Additions during the year	8,314	243	33	3,072	11,662
Reclassification	(4,266)	4,266	-	150	150
Reclassification to assets held for sale (note 16)	(3,957)	-	-	-	(3,957)
Transfer to inventory	(161)	-	-	-	(161)
Disposals	(310)	-	-	-	(310)
At December 31, 2023	14,726	5,846	422	11,984	32,978

Depreciation
At January 1, 2023	(2,324)	(1,148)	(84)	(765)	(4,321)
Charge for year	-	(472)	(101)	(950)	(1,523)
Impairment charge	(4,117)	(1,365)	-	-	(5,482)
Reclassification to assets held for sale (note 16)	3,124	-	-	-	3,124
At December 31, 2023	(3,317)	(2,985)	(185)	(1,715)	(8,202)

Net book values
At December 31, 2023	11,409	2,861	237	10,269	24,776
At December 31, 2022	11,785	1,186	305	7,997	21,273

Disposals of assets under construction during 2023 relate to the sale of equipment from the Benavente plant. This equipment was sold at a loss of €0.2 million.

Depreciation expense on property and equipment was €0.6 million and €0.6 million for the years ended December 31, 2023 and 2022, respectively. Assets under construction includes costs mostly related to construction of our two Évora hydrogen plants, costs incurred on our HEVO-Sul project and our Benavente production facility. On November 1, 2023, our smaller Évora hydrogen plant transferred from asset under construction to plant and machinery.

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

As disclosed previously, in December 2022, we entered into a sale and leaseback transaction for our Benavente production facility. The above asset was derecognised from assets under construction and subsequently recognized as a right of use asset. The Group recorded a gain of €0.14 million on the sale of the property, which yielded consideration of €9.32 million. Detailed information about the leases is available in note 9.

Impairment charge

Entities are required to conduct impairment tests where there is an indication of impairment of an asset. The following indications of impairment were considered as part of the impairment analysis; cash flows for completing the assets are higher than originally budgeted, and the assets are expected to generate lower returns than originally expected.

IAS 36 - Impairment of Assets stipulates that an impairment loss is the amount by which the carrying value of an asset exceeds its recoverable amount. Recoverable amount is the higher of its fair value less costs of disposal and its value in use. Value in use is calculated by taking the Net Present Value (NPV) of expected future cash flows from the asset, discounted at an appropriate discount rate. The recoverable amount calculations were determined on an asset level basis whereby we projected the expected cash inflows and outflows of our two internally generated energy production plants (on a standalone basis) and applied key assumptions to these cash flows. Such assumptions included estimated useful life of the assets, forecasted energy output, energy price growth rate and the discount rate applied.

Energy production plant #1

The value in use of this asset was determined by forecasted net cash flows that were extrapolated using a 3.5% energy price growth rate in the medium-term, tending towards the ECB target long-term inflation rate of 2% by the end of the forecast period. These cash flows were then discounted using a discount rate of 7%. Management expects that the equipment capitalized as part of this internally generated production plant will have useful lives ranging between 8 and 20 years. The estimated recoverable amount of this asset was lower than the respective carrying amount at the time of the impairment test. An impairment charge of €1.4 million was recorded during 2023 (2022: €1 million).

Energy production plant #2

The fair value of this asset was determined by forecasted net cash flows that were extrapolated using a 3.5% energy price growth rate in the medium-term, tending towards the ECB target long-term inflation rate of 2% by the end of the forecast period. These cash flows were then discounted using a discount rate of 7%. Management expects that the equipment capitalized as part of this internally generated energy production plant will have useful lives ranging between 20 and 25 years. The estimated recoverable amount of this asset was lower than the respective carrying amount at the time of the impairment test. An impairment charge of €0.8 million was recorded during 2023 (2022: €2.3 million).

The total impairment charge recognized as part of ‘operating expenses’ was €2.2 million (2022: €3.3 million).

Project development

We impaired the full value of the capitalized costs relating to our HEVO-Sul project during 2023, as we received confirmation that the project would not proceed as originally planned. The impairment charge of €3.3 million has been recorded as part of cost of sales.

The total impairment charge recognized as part of the consolidated statement of (loss)/ profit during the year was €5.5 million (2022: €3.3 million).

	Assets under construction	Plant and machinery	Office and other equipment	Right of use assets	Total
2022	€’000	€’000	€’000	€’000	€’000
Cost
At January 1, 2022	17,161	-	185	1,111	18,457
Additions during the year	9,191	1,267	274	322	11,054
Revalution	-	-	-	708	708
Transfers during the year	(2,149)	70	(70)	-	(2,149)
Sale-and-leaseback	(8,294)	-	-	6,673	(1,621)
Grant income	(803)	-	-	-	(803)
At December 31, 2022	15,106	1,337	389	8,762	25,594

Depreciation
At January 1, 2022	-	-	(28)	(319)	(347)
Charge for year	-	(141)	(66)	(454)	(661)
Transfers during the year	-	(10)	10	-	-
Impairment charge	(3,321)	-	-	-	(3,321)
Derecognition	-	-	-	8	8
At December 31, 2022	(3,321)	(151)	(84)	(765)	(4,321)

Net book values
At December 31, 2022	11,785	1,186	305	7,997	21,273
At December 31, 2021	17,161	-	157	793	18,111

15.	Financial asset investments at fair value through profit or loss

€’000
January 1, 2022	27,453
Redemptions	(27,892)
Realised gains and losses	(900)
Translation differences	1,339
December 31, 2022 and 2023	-

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

16.	Assets classified as held for sale

€’000
January 1, 2023	-
Reclassification from property, plant and equipment, net	833
December 31, 2023	833

During 2023, management decided to sell one of its internally developed energy production plants which was previously recorded within assets under construction in note 14. This plant has yet to be completed and management do not consider it to be a priority for the Group and believe selling it would be in the best interest of its stakeholders. There are interested parties, and the sale is expected to be completed before the end of 2024.

The above asset was reclassified from property, plant and equipment at its fair value at the time of reclassification (after booking an impairment charge of €0.8 million during the year). Please see details of the valuation technique and inputs in note 14.

17.	Cash and cash equivalents

	2023	2022
	€’000	€’000
Cash and cash equivalents	860	5,239
Restricted cash	287	2,925
	1,147	8,164

The restricted cash at December 31, 2023 relates to two payment guarantees that were made. Both amounts are held in segregated accounts and cannot be used for general use. The restricted cash at December 31, 2022 related to an amount of €2.9 million received from the Agency for Competitiveness and Innovation (“IAPMEI") as grant aid towards our C-5 development project. At that time, this amount was subject to a variety of conditions relating to its disbursements and remained restricted until such time that project development commenced.

18.	Prepayments and other receivables

	2023	2022
	€’000	€’000
Prepayments	585	2,010
Trade receivables	1,473	-
VAT recoverable	1,387	3,669
Grant receivable	803	803
Other receivables	671	1,760
	4,919	8,242

Information about the Group’s exposure to credit risk and impairment losses for trade and other receivables is included in note 24 (c).

Transfer of trade receivables

The Group sold with recourse trade receivables to a bank for cash proceeds. These trade receivables have not been derecognised from the statement of financial position, because the group retains substantially all of the risks and rewards. The group therefore continues to recognise the transferred assets in their entirety in its statement of financial position. The amount repayable under the factoring agreement is presented as loans and borrowings, see below. The receivables are considered to be held within a held to collect business model consistent with the group's continuing recognition of the receivables.

The following information shows the carrying amount of trade receivables at the reporting date that have been transferred but have not been derecognised and the associated liabilities.

	2023	2022
	€’000	€’000
Carrying amount of trade receivables transferred to a bank	1,326	-
Carrying amount of associated liabilities	1,326	-

The above liability is shown as ‘Loans and borrowings’ on the statement of financial position. We consider the fair value of this amount to represent a reasonable approximation of the carrying value as they are short-term in nature.

19.	Trade and other payables

	2023	2022
	€’000	€’000
Trade payables	11,015	3,680
Amounts owed to related parties (1)	2,113	2,468
Lease liability – current (note 9)	826	671
Payroll taxes	1,163	278
Other payables	196	165
	15,313	7,262
(1)	This amount relates to a balance owing to an affiliate, MagP.

20.	Deferred income

	2023	2022
	€’000	€’000
Current
Grant proceeds received	-	186

Non-current
Grant proceeds received	9,299	2,925

During 2023, €7.9 million (2022: €2.9 million) was advanced to the Group as part of its C-5 and C-14 grant awards. This amount will be recognised as deferred income until such time that it can be offset against project expenditure which will take place once the projects are further along in their development cycle.

21.	Provisions

	Onerous contracts	Warranties	Total
	€’000	€’000	€’000
At January 1, 2022	-	-	-
Provisions made during the year	8,403	-	8,403
At December 31, 2022	8,403		8,403
Provisions made during the year	-	-	-
Provisions used during the year	(4,972)	-	(4,972)
Provisions reversed during the year	(2,822)	-	(2,822)
Transfers	(197)	197	-
At December 31, 2023	412	197	609

The provisions used/reversed during the year are included in ‘cost of sales’.

Onerous contracts

The determination of provisions for onerous contracts, is based on best estimates. The above provision does not include any amounts related to the general equipment warranties or performance guarantees. If the final loss related to the completion of these projects differs from the above, the Group will adjust the provision accordingly. During 2023, we either used or reversed some of the provisions recorded during the prior year. The 2023 activity was based on how our projects developed against the forecasts calculated as at December 31, 2022. All outflows relating to the above provision to take place within 12 months of December 31, 2023.

Warranties

The provision for warranties relates mainly to technology products sold during 2023. The provision has been estimated based on historical warranty data associated with our products and related solar generating products. The group expects to settle the majority of the liability over the next year.

22.	Shareholders’ equity

As of December 31, 2023, the total number of Class A ordinary shares of the Company outstanding was 14,919,017 (2022: 13,805,649) with a par value of $0.0001. The Class B ordinary shares were converted to Class A ordinary shares on December 5, 2022 which meant that there were none outstanding at the end of 2023 (2022: Nil).

During the year, as part of the ATM, Parent sold 1,103,368 (2022: 681,926) class A ordinary shares for net proceeds of $3,254,802. The share capital of Fusion Fuel Green plc is as follows:

	Number of shares	€’000
Opening balance – January 1, 2022	13,123,723	2
Issue of shares – ATM	681,926	-
Closing balance – December 31, 2022	13,805,649	2
Issue of shares – ATM	1,103,368	-
Issue of shares – share based payments	10,000
Closing balance – December 31, 2023	14,919,017	2

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

23.	Warrants

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

As of December 31, 2023 and 2022, there were 8,869,633 warrants outstanding. The warrants entitle the holder to purchase one Class A ordinary share of Parent at an exercise price of $11.50 per share. Until warrant holders acquire the Parent’s Class A ordinary shares upon exercise of such warrants, they have no rights with respect to the Parent’s Class A ordinary shares. The warrants expire on December 10, 2025, or earlier upon redemption or liquidation in accordance with their terms. The fair value of the warrants is determined with reference to the prevailing market price for warrants that are trading on the NASDAQ under the ticker HTOOW.

The fair value of the warrants as at December 31, 2023 and December 31, 2022 was $0.10 and $0.92 respectively. See reconciliation of fair values below.

€’000
Balance – December 31, 2021	15,271
Fair value movement on warrants unexercised (including exchange differences)*	(7,620)
Balance – December 31, 2022	7,651
Fair value movement on warrants unexercised (including exchange differences)*	(6,886)
Balance – December 31, 2023	765

*	recognised in profit or loss.

24.	Financial instruments and risk management

(a)        Accounting classifications and fair value

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;
•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and
•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers between fair value levels during the year.

As at December 31, 2023, the warrants are measured at fair value using Level 1 inputs. The fair value of the warrants are measured based on quoted market prices at each reporting date. See notes 23 for the fair value analysis.

	Carrying value			Fair value
	Cash and receivables	Liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
	€’000	€’000	€’000	€’000	€’000	€’000	€’000
2023
Cash and cash equivalents	1,147	-	1,147	-	-	-	-
Trade receivables	1,473		1,473	-	-	-	-
Other receivables*	671	-	671	-	-	-	-
Trade payables	-	(11,015)	(11,015)	-	-	-	-
Warrants	-	(765)	(765)	(765)	-	-	(765)
Amounts owed to related parties	-	(2,113)	(2,113)	-	-	-	-
Loans and borrowings	-	(1,326)	(1,326)	-	-	-	-
Other payables**	-	(195)	(195)	-	-	-	-
	3,291	(15,414)	(12,123)	(765)	-	-	(765)
2022
Cash and cash equivalents	8,164	-	8,164	-	-	-	-
Other receivables*	2,311	-	2,311	-	-	-	-
Trade payables	-	(3,680)	(3,680)	-	-	-	-
Warrants	-	(7,651)	(7,651)	(7,651)	-	-	(7,651)
Amounts owed to related parties	-	(2,468)	(2,468)	-	-	-	-
Other payables**	-	(165)	(165)	-	-	-	-
	10,475	(13,964)	(3,489)	(7,651)	-	-	(7,651)

*	Prepayments and VAT have been excluded as they are not classified as a financial asset.
**	Employment taxes have been excluded as these are statutory liabilities.

Cash and cash equivalents

For cash and cash equivalents, the carrying value is deemed to reflect a reasonable approximation of fair value.

Trade receivables/other receivables/payables

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

At December 31, 2023, the exposure to credit risk for receivables by geographic region was not significant. The majority of receivables was due from the Iberian region.

Cash and short-term bank deposits

The Group held cash and cash equivalents of €1.1 million at December 31, 2023 (2022: €8.1 million). 75% of the cash and cash equivalents are held with banks in Portugal (2022: 87%). The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. The Groups exposure to credit risk rating is as follows:

	2023	2022
Credit risk rating
AA	-	12%
A+	8%	-
A-	91%	-
BBB+	-	75%
B+	-	12%
Not assigned	1%	1%
	100.0%	100%

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

Contractual maturities

The following are the expected contractual maturities of the Group’s financial liabilities, including estimated interest payments.

	Carrying amount	Contractual cash flows	Less than one year	1 – 2 years	2 – 5 years	More than 5 years
2023	€’000	€’000	€’000	€’000	€’000	€’000
Derivative financial instruments – warrants*	765	-	-	-	-	-
Trade payables	11,015	11,015	11,015	-	-	-
Amounts owed to related parties	2,113	2,113	2,113	-	-	-
Loans and borrowings	1,326	1,326	1,326	-	-	-
Other payables	192	192	192	-	-	-
Lease liabilities	10,784	16,923	1,343	1,918	2,298	11,364
Loan advanced (Note 11)	-	498	498	-	-	-
Total	26,195	32,067	16,487	1,918	2,298	11,364
2022
Derivative financial instruments – warrants*	7,651	-	-	-	-	-
Trade payables	3,680	3,680	3,680	-	-	-
Amounts owed to related parties	2,468	2,468	2,468	-	-	-
Other payables	165	165	165	-	-	-
Lease liabilities	9,409	13,468	1,118	1,107	1,409	9,835
Loan advanced (Note 11)	-	743	743	-	-	-
Total	23,373	20,524	8,174	1,107	1,409	9,835

*	contractual cash flows for warrants are €nil (liability of €0.8 million) (2022: €7.7 million) because warrants will be settled in shares.

(e)        Market risk and interest rate risk

Market risk is the risk that changes in market prices and indices, such as foreign exchange rates and interest rates, will affect the Group’s income or the value of its holdings of financial instruments. Interest rate risk is not significant to the Group.

(f)         Foreign exchange risk

The Group uses the Euro as its functional currency. Foreign exchange rate risk is the risk that the fair value of Group assets or liabilities, or future expected cash flows will fluctuate because of changes in foreign currency exchange rates. While the Company’s shares are listed in US dollars, the currency of the primary operating environment of the Group is the Euro, and its exposure to the risk of changes in foreign currency would arise primarily when revenue or expense is denominated in a currency other than the Euro. The Company is building out its operations in the United States of America and Australia but, to date, has not entered into any significant commercial contracts. As of December 31, 2023, the Group’s operations were confined to the Eurozone, so the effect of the translation of foreign operations is not significant to the Group. At December 31, 2023, the Company had USD and EUR cash balances of approximately $0.03 million (2022: $0.3 million) and €1.1 million (2022: €7.8 million), respectively.

The following significant exchange rates have been applied during the year.

	Average rate		Period-end spot rate
	2023	2022	2023	2022
Euro
USD	1.0816	1.0530	1.1050	1.0666

Sensitivity analysis

A reasonably possible strengthening of the Euro against the Group’s principal foreign currency denominated amounts at December 31, 2023 would have decreased the Group’s loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases.

	2023	2022
	€’000	€’000
USD (10 percent strengthening of the euro)	692	796

(g)       Capital Management

The Group’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain the future development of the business. The board of directors monitors the return on capital.

25.	Loss per share

	2023	2022
Basic (loss)/ earnings per ordinary share	(2.12)	(2.05)
Diluted (loss)/ earnings per ordinary share	(2.12)	(2.05)
Number of ordinary shares used for loss per share (weighted average)
Basic	14,649,082	13,330,947
Diluted	14,649,082	13,330,947

Basic earnings/ (loss) per share is calculated by dividing the loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings/ (loss) per share is calculated by dividing the loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of Class A ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into Class A ordinary shares. The diluted loss per share reflects the basic loss per share since the effects of potentially dilutive securities are anti-dilutive. For the years ended 31 December 2023, and 2022 the Group was loss-making, therefore, the following anti-dilutive instruments are excluded in the calculation of diluted weighted average number of ordinary shares outstanding:

	2023	2022
Warrants	8,869,633	8,869,633
RSUs - outstanding	54,952	88,084
RSUs - vested but no ordinary shares issued	115,820	29,253
Incentive shares	5,000	5,000
Share options	1,482,628	2,128,554

26.	Related parties

Under IAS 24 Related Party Disclosures (“IAS 24”), the Group has various related parties stemming from relationships with subsidiaries, joint ventures, key management personnel, the founders of the previous Fusion Fuel Portugal entity and other related parties.

Subsidiaries

A list of the Groups subsidiaries is disclosed in note 29. All transactions with subsidiaries eliminate on consolidation and are not presented, in accordance with revised IAS 24.

Joint ventures

Fusion Fuel Spain, S.L. (“Fusion Fuel Spain”) is a joint venture in which the Group has joint control and a 50% ownership interest. Fusion Fuel Spain commenced operations in Q4 2021. During the year ended December 31, 2023, Fusion Fuel Spain drew down €0.25 million (2022: €1.27 million) of the subordinated loan of €2 million that was committed by the Group during the prior years (Note 12).

Key management personnel

(a)	Compensation

The key management personnel at December 31, 2023 are the members of the Group’s Executive Committee. There were seven members of the Executive Committee at December 31, 2023 and an average of eight members for the full year. The remuneration expense for the key management personnel includes salaries and share-based payments.

	2023	2022	2021
	€’000	€’000	€’000
Basic salary	1,453	1,471	683
Short-term employee benefits	303	498	5
Other long-term benefits	55	80	3
Share-based compensation	1,947	2,957	183
	3,758	5,006	874

(b)	Transactions

During 2023, Fusion Fuel Portugal paid certain tax liabilities on behalf of João Wahnon. This amounted to €16,683 and was still owed by João Wahnon at December 31, 2023.

There were no other transactions with key management personnel during the year.

Founders – Negordy Investments, S.A. and MagP Inovação, S.A.

Negordy Investments, S.A (“Negordy”) ownership is split across four shareholders, three of which are related parties. Magno Efeito, S.A., Numberbubble, S.A. and Key Family Holdings Investimentos e Consultoria de Gestão, Lda. (“KFH”) together own 90% of the ordinary shares of Negordy. Magno Efeito, S.A., an entity jointly controlled by Mr. Jaime Silva and Márcia Vicente, Mr. Silva’s wife. Numberbubble, S.A., an entity controlled by Mr. Joao Teixeira Wahnon. KFH is an entity jointly owned and controlled by Mr. Frederico Figueira de Chaves and his brother. All three individuals hold executive management positions within the Group. Mr. Frederico Figueira de Chaves is a Director of the Parent. Both Mr. Jaime Silva and Mr. Joao Teixeira Wahnon were Directors of Parent until their resignation on October 6, 2023. The remaining shareholder of Negordy, FalcFive, LDA is not considered to be a related party of the Group. The shareholder agreement stipulates that all decisions requiring board approval must be unanimous and if one shareholder disagrees, the motion cannot be passed. Magno Efeito, S.A., Numberbubble, S.A. and FalcFive, LDA are the founders of Negordy. KFH acquired their ordinary shares in 2018.

Negordy owns 1,593,750 Class A ordinary shares of the Company and 1,593,750 warrants to purchase Class A ordinary shares at an exercise price of $11.50. As mentioned in note 22, in December 2022, the Class B Ordinary shares were converted to Class A Ordinary shares. Negordy previously held 1,593,750 Class B ordinary shares of the Company.

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

The shareholders and founders of Negordy founded MagP Inovação, S.A. (“MagP”), a company that produces, installs, assembles, operates, and maintains modules, tracking structures and accessories for all equipment relating to CPV solar trackers (collectively, the “Trackers”). MagP is the successor to the business of MagPower, a company also founded by some of the founders of Negordy. Negordy is a 71% shareholder of MagP, and the remaining 29% of MagP is owned by other parties unrelated to Negordy or Fusion Fuel Portugal. The Group produces Green Hydrogen with components built in-house and in partnership with MagP. These components include the Trackers that have been produced by MagP for several years. The Group has entered into several agreements and transactions with MagP regarding the provision of services and supply and assembly of Trackers that will be used in the Groups Hydrogen Generators. These agreements primarily related to the Trackers provided to our two hydrogen projects at Evora. In addition to the agreements entered for Evora, the Group entered into an agreement with MagP on January 1, 2021 to provide up to 1,100 Trackers across 2021 and 2022. The output from this agreement will be used by the Group in their hydrogen projects or for standalone sales to third parties. The purpose of these agreements was to secure some production capacity of the Group until such time that our production facility at Benavente is operational. See further details of these agreements in note 27.

In 2023, the value of these transactions with MagP was €3.8 million (2022: €7.7 million).

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

Directors and Officers hold a total of 954,140 issued Class A ordinary shares in the company and 1,197,767 warrants to purchase Class A ordinary shares at an exercise price of $11.50 at year end.

On September 28, 2023, KFH made a short-term bridge loan to Fusion Fuel Portugal of €260,000 on a non-interest-bearing basis for use as working capital. This amount was repaid on October 6, 2023. On October 30, 2023, KFH made a short-term bridge loan to Fusion Fuel Portugal of €245,000 on a non-interest-bearing basis for use as working capital. This amount was repaid on November 14, 2023.

27.	Commitments and contingencies

In a prior period, a subsidiary of the Group entered into an agreement, with MagP, a related party to deliver equipment, materials and assembling services in relation to the Groups other ongoing production facilities. At the beginning of 2023, the parties agreed to remove the yearly minimum commitment and provide the quantities to be produced on a quarterly basis.

The costs paid by the Group on behalf of Fusion Fuel Spain have been treated as an advancement of this loan for accounting purposes. A further commitment of €0.5 million remains at December 31, 2023 (2022: €0.8 million).

The Company has provided payment guarantees of €0.1 million to Corum as part of the sale-and-leaseback transaction entered in December 2022. This guarantee is in place for the full lease term.

The Company provided a payment guarantee of €0.1 million as part of a technology sale contract in December 2023. This guarantee is in place until we fulfil this sales contract, e is expected to be during the first half of 2024.

28.	Subsequent events

Subsequent to the year end, KFH made a further short-term bridge loan to Fusion Fuel Portugal of €300,000 on a non-interest-bearing basis for use as working capital. This amount is still outstanding. This loan was made over two days, €250,000 on January 29, 2024 and €50,000 on January 31, 2024. This amount remains outstanding.

During 2024, to date, Parent raised net proceeds of $6,398,264 through the ATM facility.

29.	Group companies

Entity name	Country of incorporation	Principal activities	Group interest at December 31, 2023
Fusion Fuel Portugal, S.A.	Portugal	Operating company	100%
Fuel Cell Évora I, Unipessoal LDA	Portugal	Hydrogen production	100%
Fuel Cell Évora II, Unipessoal LDA	Portugal	Hydrogen production	100%
Fusion Fuel USA, Inc.	United States	Operating company	100%
Fusion Fuel Spain, S.L.	Spain	Hydrogen production	50%
Fusion Fuel Australia, PTY Ltd	Australia	Hydrogen production	100%
Fusion Fuel Australia – Pilot PTY Ltd	Australia	Hydrogen production	100%
Hevo Sines, Unipessoal LDA	Portugal	Hydrogen production	100%
Hevo Sines II, Unipessoal LDA	Portugal	Hydrogen production	100%
Hevo Sines III, Unipessoal LDA	Portugal	Hydrogen production	100%
Hevo Portugal, Unipessoal, LDA	Portugal	Hydrogen production	100%
HEVO II Industria, Unipessoal LDA	Portugal	Hydrogen production	100%
Hanoi Asset Management, S.L.	Spain	No activity to date	N/A
Hevo Aveiro, Unipessoal LDA	Portugal	Hydrogen production	100%

30.	Approval of financial statements

The directors approved the financial statements on April 30, 2024.