Form 20-F
period 2024-12-31
Fusion Fuel Green PLC
filed 2025-05-09
CIK 1819794

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number 001-39789

Fusion Fuel Green PLC

(Exact name of the Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Ireland

(Jurisdiction of incorporation or organization)

9 Pembroke Street Upper Dublin 2, D02 YX28 Ireland

 (Address of principal executive offices)

Frederico Figueira de Chaves, Interim Chief Financial Officer, Chief Strategy Officer and Head of Hydrogen Solutions 9 Pembroke Street Upper Dublin D02 KR83 Ireland Tel: +353 1 961 9350

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Ordinary Shares, $0.0001 nominal value per share	HTOO	The Nasdaq Stock Market LLC
Warrants to Purchase Class A Ordinary Shares	HTOOW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 22,923,367 Class A Ordinary Shares with a nominal value of $0.0001 each as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes	☐ No

FUSION FUEL GREEN PLC

Annual Report on Form 20-F

Year Ended December 31, 2024

i

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (this “Annual Report”), unless otherwise indicated or the context otherwise requires, references to:

●	“AED” are to the legal currency of the UAE.

●	“Al Shola Gas” are to Al Shola Al Modea Gas Distribution LLC, a UAE company.

●	“Bright Hydrogen Solutions” are to Bright Hydrogen Solutions Limited, a private limited company incorporated in Ireland.

●	“Class A Ordinary Shares” are to the Company’s Class A ordinary shares with a nominal value of $0.0001 each.

●	“Fusion Fuel,” “we,” “us,” “our,” the “Company,” or “our company” are to Fusion Fuel Green PLC, a public limited company incorporated in Ireland, including its consolidated subsidiaries.

●	“Fusion Fuel Green PLC” are to Fusion Fuel Green PLC, a public limited company incorporated in Ireland.

●	“Fusion Fuel Portugal” are to Fusion Fuel Portugal, S.A., a public limited company domiciled in Portugal.

●	“HL” are to HL Acquisitions Corp., a British Virgin Islands business company.

●	“Nasdaq” are to The Nasdaq Stock Market LLC.

●	“QIND” are to Quality Industrial Corp., a Nevada corporation.

●	“SEC” are to the U.S. Securities and Exchange Commission.

●	“Series A Preferred Shares” are to the Company’s Series A Convertible Preferred Shares with a nominal value of $0.0001 each.

●	“UAE” are to the United Arab Emirates.

●	“Public warrants” are to warrants that were issued (i) by HL as part of the units in HL’s initial public offering that were automatically adjusted to provide for purchase of Class A Ordinary Shares at an initial exercise price of $11.50 per share, (ii) in a certain private placement by HL that were automatically adjusted to provide for purchase of Class A Ordinary Shares at an initial exercise price of $11.50 per share, (iii) upon conversion of certain convertible notes of HL that were automatically adjusted to provide for purchase of Class A Ordinary Shares at an initial exercise price of $11.50 per share, (iv) issued by the Company to the former shareholders of Fusion Fuel Portugal for purchase of Class A Ordinary Shares at an initial exercise price of $11.50 per share, and (v) upon the achievement of certain milestones, issued or issuable by the Company to the former shareholders of Fusion Fuel Portugal for purchase of Class A Ordinary Shares at an initial exercise price of $11.50 per share.

Unless otherwise stated, in this Annual Report, references to “dollars” and “$” are to the legal currency of the United States (“U.S.”), and all references to “euros” and “€” are to the legal currency of the European Union (“EU”). Our reporting currency and our functional currency is euros.

Unless otherwise stated, the translations from U.S. dollars to euros in this Annual Report were made at a rate of $1.00 to €0.92, which is the rate published by “Banco de Portugal” (Bank of Portugal) on December 31, 2024. On December 31, 2024, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board was approximately $1.00 to €0.9661. On May 2, 2025, the noon buying rate for euros was €1.1330 per $1.00. No representation is made that the euro or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or euros, as the case may be, at any particular rate or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The audited consolidated financial statements and notes thereto as of and for fiscal years ended 2024, 2023 and 2022 included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Our fiscal year end is December 31.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. These statements involve known and unknown risks, uncertainties and other factors, including those listed under Item 3.D. “Risk Factors,” Item 5.A. “Operating Results,” and elsewhere in this Annual Report that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this Annual Report relate to, among other things:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	our projected revenues, profits, earnings and other estimated financial information;

●	our ability to secure additional funding necessary for the expansion of our business;

●	the growth of and competition trends in our industry;

●	our expectations regarding the popularity and competitive success of our sports clubs;

●	our ability to maintain strong relationships with our fans, supporters and sponsors;

●	fluctuations in general economic and business conditions in the markets in which we operate; and

●	relevant government policies and regulations relating to our industry.

The forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report or, if obtained from third-party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this Annual Report. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

You should carefully consider the following risk factors and all of the information contained in this Annual Report, including but not limited to, the matters addressed in the section titled “Cautionary Note Regarding Forward-Looking Statements,” and our financial information before you decide whether to invest in our securities. One or more of a combination of these risks could materially impact our business, financial condition or results of operations. In any such case, the market price of our securities could decline, and you may lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently do not consider to be material may also materially and adversely affect our business, financial condition or results of operations.

Summary Risk Factors

Risks Related to Our Business

●	The Company’s recent restructuring may fail to prevent the long-term continuation of its history of net losses.

●	The Company’s shift in business strategy may not yield the intended results.

●	The Company may face challenges in integrating QIND and realizing expected synergies.

●	The Company and QIND will incur substantial costs related to the merger and integration of their businesses.

●	The unaudited pro forma combined consolidated financial information of the Company and QIND is preliminary and the actual value of the consideration received in the acquisition of a majority stake in QIND or in the projected acquisition of the other outstanding capital shares of QIND, as well as the actual financial condition and results of operations of the combined company, may differ materially.

●	If the Preferred Shares Conversion and the consummation of the merger of QIND with the Company proceed, the new principal holders of the outstanding Class A Ordinary Shares will have substantial control over the Company which could limit other shareholders’ ability to influence the outcome of corporate matters and key transactions, including a change of control.

●	Certain of the Company’s and QIND’s directors and executive officers may have other interests that may differ from, or are in addition to, the interests of the Company’s shareholders.

●	We are in default under one of our promissory notes, and our failure to pay the required redemption price may result in a material adverse effect on our financial condition and business operations .

●	Our current level of indebtedness could adversely affect our financial condition or liquidity, and we could have difficulty fulfilling our obligations under our indebtedness, which may have a material adverse effect on us.

●	Our promissory notes and any other credit or similar agreements into which we may enter in the future may restrict our operations, particularly our ability to respond to changes or to take certain actions regarding our business.

●	We will need to obtain additional funding to continue operations. If we fail to obtain the necessary financing or fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations and we may be forced to significantly delay, scale back or discontinue our operations.

●	We have a substantial amount of goodwill and intangible assets on our balance sheet. Future write-offs of goodwill and intangible assets may have the effect of decreasing our earnings or increasing our losses.

●	Our business operations may be adversely affected by information systems interruptions or cybersecurity intrusions.

●	The success of our business depends on our ability to maintain and enhance our reputation and brand.

●	Our long-term success depends, in part, on our ability to operate and expand internationally, and our business is susceptible to risks associated with international operations.

●	Risks associated with climate change and other environmental impacts, and increased focus and evolving views of our customers, shareholders, and other stakeholders on climate change issues, could negatively affect our business and operations.

●	We may be adversely affected by the effects of inflation.

●	Relatively high interest rates may adversely impact our business.

●	During the course of the audit of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting. If we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of the Class A Ordinary Shares may be adversely impacted.

●	We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all.

●	If we are unable to attract and retain key employees and hire qualified management, technical, engineering, and sales personnel, our ability to compete and successfully grow our business could be harmed.

Risks Related to Our Planned Hydrogen Business

●	Demand for hydrogen engineering and advisory services is uncertain and dependent on government policies.

●	The Company will face intense competition in the hydrogen engineering and advisory services sector.

●	Supply chain disruptions and cost increases could negatively impact the Company’s hydrogen business.

●	The Company’s hydrogen business will be subject to complex and evolving regulatory requirements.

●	Legal and contractual risks could adversely impact the hydrogen business.

●	The transition to a hydrogen advisory and engineering business may involve intellectual property risks.

●	If we are not able to implement commercially competitive services in a timely manner in response to changes in the market, customer requirements, competitive pressures, developments associated with climate change concerns and energy mix transition, and technology trends, our business and consolidated results of operations could be materially and adversely affected, and the value of our intellectual property may be reduced.

●	Our ability to operate and our growth potential could be materially and adversely affected if we cannot attract, employ, and retain technical personnel at a competitive cost.

●	If we are unable to keep pace with technology developments in our industry, this could adversely affect our ability to win, maintain and grow market share.

●	Our hydrogen services activities are subject to a number of development risks, operational hazards, regulatory approvals and other risks which may not be fully covered by insurance, and which could cause cost overruns and delays that could have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects.

●	Our business is subject to the risks of earthquakes, fires, floods, tsunamis, pandemics, and other natural catastrophic events and to interruption by man-made problems such as technogenic catastrophic events, computer viruses or terrorism.

Risks Related to Our Gas Distribution Business

●	Our gas distribution business is subject to numerous operational, regulatory and market risks that could adversely impact its financial performance and long-term viability.

●	We are dependent on the availability of raw materials, parts, and components used in our products.

●	Increases in the price of commodities could impact the cost or price of our products, which could impact our ability to sustain and grow earnings.

●	We may be subject to loss in market share and market acceptance as a result of performance failures, manufacturing errors, delays, or shortages.

●	The markets in which we operate are highly competitive, which could reduce sales and operating margins.

●	A substantial decrease in the price of gas could significantly lower our gross profit or cash flow.

●	If gas prices rise, we may be unable to pass along the cost increases to our customers.

●	We occasionally provide integrated gas distribution project management services in the form of long-term, fixed price contracts that may require us to assume additional risks associated with cost overruns, operating cost inflation, labor availability and productivity, supplier and contractor pricing and performance, and potential claims for liquidated damages.

●	Trends in gas prices affect the level of exploration, development, and production activity of our customers and the demand for our services and products, which could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

●	Our business is dependent on capital spending by our customers, and reductions in capital spending could have a material adverse effect on our gas distribution business, consolidated results of operations, and consolidated financial condition.

●	Constraints in the supply of, prices for, and availability of transportation of raw materials can have a material adverse effect on our gas distribution business and consolidated results of operations.

●	Demand for the products we distribute could decrease if the manufacturers of those products were to sell a substantial amount of goods directly to end users in the markets we serve.

●	Price reductions by suppliers of gas products sold by us could cause the value of our inventory to decline. Also, such price reductions could cause our customers to demand lower sales prices for these products, possibly decreasing our margins and profitability on sales to the extent that our inventory of such products was purchased at the higher prices prior to supplier price reductions, and we are required to sell such products to our customers at the lower market prices.

●	Our operations are subject to hazards inherent in the gas industry and, as a result, we are exposed to potential liabilities that may affect our financial condition and reputation.

●	We are subject to increased risks associated with our investments in emerging markets, particularly in the Middle East region and specifically in the UAE. These risks encompass significant political, social, and economic uncertainties in the region. Given the volatile nature of these markets, instabilities in these regions could significantly adversely affect the value of our investments.

●	We are exposed to risks from potentially unpredictable legal and regulatory environments in the UAE and Middle East region.

●	We are exposed to risks arising from potential changes in the UAE’s visa legislation, which could adversely impact our business operations.

●	We are subject to risks associated with potential unlawful or arbitrary governmental actions in the UAE, which could negatively impact our operations and financial performance.

●	We are subject to the risk of international sanctions, which could significantly impact our business activities, results of operations and financial condition.

Risks Related to the Ownership of Our Securities

●	We may not be able to maintain a listing of the Class A Ordinary Shares and public warrants on Nasdaq.

●	Our operating results and share price may fluctuate, and you could lose all or part of your investment.

●	We are generally prohibited from paying cash dividends on our securities under certain loan covenants, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Class A Ordinary Shares. In addition, any distribution of dividends must be in accordance with the rules and restrictions applying under Irish law.

●	In certain limited circumstances, dividends paid by the Company may be subject to Irish dividend withholding tax.

●	Class A Ordinary Shares or public warrants received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

●	A transfer of the Class A Ordinary Shares or public warrants, other than one effected by means of the transfer of book-entry interests in the Depositary Trust Company, may be subject to Irish stamp duty.

●	If the Class A Ordinary Shares or public warrants are not eligible for deposit and clearing within the facilities of DTC, then transactions in the Class A Ordinary Shares and public warrants may be disrupted.

●	Irish law differs from the laws in effect in the United States and U.S. investors may have difficulty enforcing civil liabilities against us, our directors or members of senior management.

●	The jurisdiction and choice of law clauses set forth in the Company’s Amended and Restated Warrant Agreement, and the Company’s status as an Irish company, may have the effect of limiting the ability of a holder of our public warrants to effectively pursue its legal rights against the Company in any United States court.

●	An investment in our securities may result in uncertain U.S. federal income tax consequences.

●	As an Irish public limited company, certain capital structure decisions regarding the Company will require the approval of the shareholders of the Company, which may limit the Company’s flexibility to manage its capital structure.

●	Provisions of the Company’s constitution, as well as provisions of Irish law, could make an acquisition of us more difficult, limit attempts by our shareholders to replace or remove our current directors, and limit the market price of the Class A Ordinary Shares.

●	Attempted takeovers of the Company will be subject to the Irish Takeover Rules and will be under the supervisory jurisdiction of the Irish Takeover Panel. Accordingly, the Company’s board of directors may be limited by the Irish Takeover Rules in its ability to defend an unsolicited takeover attempt.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

Risks Related to Our Business

The Company’s recent restructuring may fail to prevent the long-term continuation of its history of net losses.

The Company has historically incurred significant net losses and anticipates that these losses may continue for at least the next 12 to 18 months as it navigates a period of substantial transition. The Company’s financial results have been impacted by multiple factors. Historically, the Company’s business model centered around the development and sale of its “green hydrogen” technology solutions. However, during 2024, these services were discontinued due to lack of capital. On November 11, 2024, Fusion Fuel Portugal, which operated substantially all of our former business activities, filed for insolvency in Portugal. As a result, the production and sale of our green hydrogen product line and related research and development activities ceased and will no longer be continued. On November 26, 2024, we closed on the acquisition of a majority stake in QIND, a company primarily operating as a gas distributor through its 51% ownership of Al Shola Gas. These recent structural changes introduce significant uncertainties, particularly regarding revenue generation and cost management.

The Company must successfully integrate new business units and establish its revised strategy focused on providing full-service energy engineering and advisory solutions, as well as industrial gas applications. Our planned hydrogen business has recently been incorporated and has generated no revenues. While Al Shola Gas, the Company’s newly-acquired indirect subsidiary through its acquisition of QIND, has historically generated revenue, there is no assurance that it will continue to do so or that such revenues will offset the losses that our hydrogen business may incur, or that the Company’s acquisition of QIND will not fail due to certain post-closing conditions and other acquisition risks. There is also no assurance that the planned hydrogen business will ever be able to generate meaningful revenue or achieve profitability.

There is also a risk that if the Company fails to achieve profitability within a reasonable timeframe, it may be required to undertake additional cost-cutting measures, restructure its operations further, or seek additional financing under unfavorable terms, including potentially dilutive equity offerings. The continued incurrence of losses and the lack of assurance regarding future profitability may have a material adverse effect on the Company’s stock price, investor confidence, and ability to attract and retain business partners, further affecting its long-term viability.

Given these factors, the Company’s ability to become profitable remains uncertain, and there can be no assurance that it will be able to generate sufficient revenues, secure additional funding, or reduce its operational expenses to a level that would allow it to achieve and sustain profitability in the foreseeable future.

The Company’s shift in business strategy may not yield the intended results.

The Company’s previous business model was rooted in proprietary technology development, while its planned focus on engineering services, advisory solutions, and industrial gas applications places it in highly competitive industries. The market for energy engineering and advisory solutions is mature, with numerous well-established competitors that have significant operational experience, customer relationships, and brand recognition. Unlike its prior focus on innovation and proprietary hydrogen solutions, the Company must now compete based on service quality, cost-effectiveness, and operational efficiency. There is no guarantee that the Company will be able to establish a competitive market position or differentiate itself effectively.

Additionally, the Company’s ongoing restructuring efforts require significant investments in operational integration, workforce realignment, and technology adaptation. The transition to an advisory and engineering service-based business model may necessitate additional expenditures before any meaningful revenue generation can be realized. As a result, the Company may continue to incur operating losses, and its cash flow from operations may remain negative for an extended period.

The Company’s ability to achieve profitability is further complicated by its reliance on securing new contracts, successfully penetrating new markets, and maintaining compliance with regulatory requirements in multiple jurisdictions. Moreover, the Company’s access to financing remains a critical factor in sustaining operations. The Company’s ability to access necessary capital depends on market conditions, investor confidence, and meeting contractual conditions. Any delays or restrictions in accessing these funds could further exacerbate financial challenges and extend the period during which the Company remains unprofitable.

The Company may face challenges in integrating QIND and realizing expected synergies.

The acquisition of a majority stake in QIND marks a major shift in the Company’s business strategy, transitioning from proprietary hydrogen technology to energy engineering, advisory solutions, and industrial gas distribution. This integration presents significant challenges, including aligning business strategies, consolidating financial reporting, and managing leadership changes. Any failure to integrate operations efficiently, achieve expected cost synergies, or navigate regulatory complexities could lead to financial strain, reduced investor confidence, and operational inefficiencies.

Successfully executing this transition depends on effective workforce integration, streamlined operations, and the ability to leverage synergies between the Company’s planned and existing businesses. Unforeseen integration costs, regulatory compliance risks, and difficulties in generating revenue could further delay profitability. If the anticipated strategic benefits fail to materialize, the acquisition could weaken the Company’s financial position rather than strengthen it, resulting in prolonged losses, additional financing needs, and increased market volatility.

In addition, the acquisition of the Company’s stake in QIND is subject to certain post-closing conditions, including obtaining shareholder approval for the conversion of the Series A Preferred Shares into Class A Ordinary Shares, securing Nasdaq listing clearance, and consummating the planned merger of QIND into a newly formed wholly owned subsidiary of the Company. As consideration for the Company’s stake in QIND, the Company issued certain QIND shareholders 3,818,969 Class A Ordinary Shares, constituting 19.99% of the issued and outstanding Company’s Class A Ordinary Shares, and an aggregate of 4,171,327 Series A Preferred Shares, with provisions for the Series A Preferred Shares to convert into 41,713,270 Class A Ordinary Shares, subject to adjustment, upon the later of shareholder approval and Nasdaq listing clearance (the “Preferred Shares Conversion”). If the Company fails to meet certain conditions within the specified timeframes, including obtaining shareholder approval for the conversion of the Series A Preferred Shares, it may be required to unwind the transaction, repurchase the Company’s shares from the former QIND shareholders, and return the acquired shares. Such an outcome would result in substantial financial and operational disruption, including potential liquidity constraints, increased debt obligations, legal disputes, and damage to the Company’s reputation.

The Company and QIND will incur substantial costs related to the merger and integration of their businesses.

The Company and QIND have incurred and expect to incur a number of non-recurring costs in furtherance of the legal requirements to consummate the merger and integration of their businesses, including legal, financial advisory, accounting, consulting, and other advisory fees; regulatory filing fees; financial printing and other transaction-related costs. Additionally, there may be ongoing expenses related to facilities and systems consolidation, employment-related obligations, and efforts to maintain employee morale and retain key personnel. These costs may stem from the complex integration of numerous processes, policies, operations, technologies, and systems across areas such as purchasing, accounting, finance, payroll, compliance, treasury and vendor management, risk management, business operations, pricing, and employee benefits.

While the Company and QIND estimate a certain level of integration costs, many factors beyond their control could increase the total amount and timing of these expenses. Additionally, many of these costs are inherently difficult to estimate with precision. As a result, assuming that the merger of the Company and QIND becomes effective, the combined company may need to take charges against earnings following their merger, and the amount and timing of such charges are uncertain. There can be no assurance that the transaction and integration costs will not outweigh any benefits of the merger and integration, assuming that they occur.

The unaudited pro forma combined consolidated financial information of the Company and QIND is preliminary and the actual value of the consideration received in the acquisition of a majority stake in QIND or in the projected acquisition of the other outstanding capital shares of QIND, as well as the actual financial condition and results of operations of the combined company, may differ materially.

The unaudited pro forma combined consolidated financial information of the Company and QIND that was attached as Exhibit 99.6 to the Report on Form 6-K/A that was furnished by the Company to the SEC on March 10, 2025, was presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the acquisition of a majority stake in QIND or in the projected acquisition of the other outstanding capital shares of QIND been completed on the dates indicated. The unaudited pro forma combined consolidated financial information reflects adjustments, which are based upon preliminary estimates. Among other things, the actual value of the consideration that the Company receives may vary significantly from the value used in preparing the unaudited pro forma combined consolidated financial information. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in the unaudited pro forma combined consolidated financial information.

If the Preferred Shares Conversion and the consummation of the merger of QIND with the Company proceed, the principal holders of the outstanding Class A Ordinary Shares will have substantial control over the Company which could limit other shareholders’ ability to influence the outcome of corporate matters and key transactions, including a change of control.

Upon the consummation of the Preferred Shares Conversion and the merger of QIND with the Company, which will occur upon the satisfaction of certain conditions, including shareholder approval of the Preferred Shares Conversion and the approval of a listing application of the combined company by Nasdaq, the owners of the Series A Preferred Shares, which consists of a small group of approximately nine individuals and entities, are expected to become the owners of a majority of the outstanding Class A Ordinary Shares. This significant concentration of ownership may have a negative impact on the trading price of the Class A Ordinary Shares because investors often perceive disadvantages in owning stock in companies with controlling shareholders. In addition, these shareholders will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from other shareholders of the Company and may vote in a way with which other shareholders of the Company disagree and which may be adverse to the Company’s interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of the Company, could deprive the Company’s shareholders of an opportunity to receive a premium for their common stock as part of a sale of the Company and might ultimately affect the market price of the Class A Ordinary Shares.

Certain of the Company’s and QIND’s directors and executive officers may have other interests that may differ from, or are in addition to, the interests of the Company’s shareholders.

In addition to the conflicts of interest described above, the Company’s shareholders should be aware that some of the Company’s and QIND’s directors and executive officers may have other interests and arrangements that are different from, or in addition to, those of the Company’s shareholders. These interests and arrangements may create potential conflicts of interest.

We are in default under one of our promissory notes, and our failure to pay the required redemption price may result in a material adverse effect on our financial condition and business operations.

On November 11, 2024, Fusion Fuel Portugal entered into insolvency proceedings. A convertible promissory note issued by the Company to an investor on May 7, 2024 in the original principal amount of $1,150,000 (the “May 2024 Note”) provides for certain customary events of default, including, among other things, the bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors that are instituted by or against the Company or any subsidiary of the Company (a “Bankruptcy Event of Default”). As a result of the commencement of the insolvency proceedings, on November 11, 2024, a Bankruptcy Event of Default may be deemed to have occurred under the terms of the May 2024 Note.

Upon the occurrence of a Bankruptcy Event of Default, the Company must promptly pay to the holder of the May 2024 Note an amount in cash representing (i) all outstanding principal, unpaid interest and unpaid late charges on such principal and interest accrued up to the date of redemption, multiplied by (ii) 125%, in addition to any and all other amounts due. After the occurrence and during a Bankruptcy Event of Default, the May 2024 Note will accrue interest at the rate of 18.0% per annum. As of the date of the commencement of the insolvency proceedings, the outstanding balance under the May 2024 Note was approximately $140,000. As a result of the Bankruptcy Event of Default, the Company became liable to immediately repay in cash the holder of the May 2024 Note at least $175,000, and the May 2024 Note will accrue interest at a rate of 18.0% per annum.

On November 25, 2024, the holder of the May 2024 Note notified the Company of the Bankruptcy Event of Default. The Company commenced discussions with the holder of the May 2024 Note concerning a settlement agreement or waiver. However, there can be no assurance that the Company will reach any agreement or obtain any waiver. As of the date of this Annual Report, the Company has not reached any agreement or obtained any waiver with respect to this matter.

In addition, as a result of our entry into the Securities Purchase Agreement, dated as of January 10, 2025 (the “January 2025 Purchase Agreement”), with certain institutional investors, the issuance of the January 2025 Notes (as defined below), our entry into the Securities Purchase Agreement, dated as of February 28, 2025 (the “February 2025 Purchase Agreement”), and the issuance of the March 2025 Notes (as defined below), we may also be in breach of a restrictive covenant under the May 2024 Note prohibiting the Company from incurring additional indebtedness under the May 2024 Note except under certain circumstances. The January 2025 Purchase Agreement provides that on or before February 9, 2025, unless extended with the written consent of the Required Holders (as defined in the January 2025 Purchase Agreement), the Company is required to obtain the consent of the holder of the May 2024 Note to the transactions contemplated by the January 2025 Purchase Agreement and the specified transaction documents. The February 2025 Purchase Agreement provides that on or before April 2, 2025, unless extended with the written consent of the Required Holders (as defined in the February 2025 Purchase Agreement), the Company is required to obtain the consent of the Assignee Lead Holder (as defined in Item 10.C. “Material Contracts – November 2023 Securities Subscription Agreement, Registration Rights Agreement, Convertible Notes and Warrants”) to the transactions contemplated by the February 2025 Purchase Agreement and the specified transaction documents. As of the date of this report, we have not obtained such consent.

As of April 30, 2025, the holder had converted the outstanding balance into a total of 834,690 Class A Ordinary Shares. However, we may continue to be subject to possible claims by the former May 2024 Note holder. As such, if we are unable to obtain a waiver or enter into a settlement agreement with the May 2024 Note holder with respect to its loan, we may continue to be liable for the repayment of the entire May 2024 Note’s balance, including default interest, late charges, and the redemption premium described above, which may have a material adverse impact on our business, operations or financial condition.

Our current level of indebtedness could adversely affect our financial condition or liquidity, and we could have difficulty fulfilling our obligations under our indebtedness, which may have a material adverse effect on us.

As of December 31, 2024, we had outstanding indebtedness (excluding lease liabilities) totaling approximately $3.4  million   (€3.1 million), compared to total cash of €0.2 million and 2024 comprehensive loss of approximately €13.7 million. Our current level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness and other financial commitments. The level of our indebtedness and other financial commitments could have other important consequences for our business, including:

●	making it more difficult for us to satisfy our obligations with respect to indebtedness and other financial commitments;

●	increasing our vulnerability to adverse changes in general economic, industry, and competitive conditions;

●	requiring us to dedicate a significant portion of our cash flows from operations to make payments on our indebtedness and other financial commitments, thereby reducing the availability of our cash flows to fund working capital and other general corporate purposes;

●	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

●	restricting us from capitalizing on business opportunities;

●	placing us at a competitive disadvantage compared to our competitors that have less debt;

●	limiting our ability to borrow additional funds for working capital, acquisitions, debt service requirements, execution of our business strategy, or other general corporate purposes;

●	requiring us to provide additional credit support, such as letters of credit or other financial guarantees, to our customers or suppliers, thereby limiting our availability of funds;

●	limiting our ability to enter into certain commercial arrangements because of concerns of counterparty risks; and

●	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors that have less debt.

The occurrence of any one or more of these circumstances could have a material adverse effect on us.

Our ability to make scheduled payments on and to refinance our indebtedness, including on our outstanding promissory notes, depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business, and other factors (many of which are beyond our control), including the availability of financing in the international banking and capital markets. We cannot be certain that our business will generate sufficient cash flows from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt, including the outstanding notes, to refinance our debt, or to fund our other liquidity needs.

If we are unable to meet our debt service obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt, including the outstanding notes. Failure to successfully restructure or refinance our debt could cause us to default on our debt obligations and would impair our liquidity. Our ability to restructure or refinance our debt will depend on the condition of the capital markets, which is outside of our control, and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations.

Moreover, in the event of a default of our debt service obligations, if not cured or waived, the holders of our outstanding promissory notes could elect to declare all the funds borrowed to be due and payable, together with accrued and unpaid interest and late charges, based on a formula that will require a fixed or variable additional amount to be paid in addition to unpaid principal, interest and late charges. Our assets or cash flows may not be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Any such default, event of default if not cured or waived, or declaration of acceleration could force us into bankruptcy, reorganization, insolvency, or liquidation.

Our promissory notes and any other credit or similar agreements into which we may enter in the future may restrict our operations, particularly our ability to respond to changes or to take certain actions regarding our business.

Our promissory notes contain a number of restrictive covenants that impose operating and financial restrictions on us and limit our ability to engage in acts that may be in our long-term interest, including restrictions on our ability to incur or repay other debt, create liens and encumbrances, engage in certain fundamental changes, dispose of assets, repurchase our stock, and engage in transactions with affiliates, in each case subject to limitations and exceptions.

Our promissory notes also contain customary events of default, such as the failure to pay obligations when due, failure to issue shares upon conversions as required, a material breach of representations and warranties or covenants, the initiation of bankruptcy or insolvency proceedings by the Company or its subsidiaries, and defaults on other indebtedness. In the event of a default of our debt service obligations, if not cured or waived, the holders of the applicable indebtedness, including holders of our outstanding notes, could elect to declare all the funds borrowed to be due and payable, together with accrued and unpaid interest and late charges, based on a formula that will require a fixed or variable additional amount to be paid in addition to unpaid principal, interest and late charges. Our assets or cash flows may not be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Any such default, event of default if not cured or waived, or declaration of acceleration could force us into bankruptcy, reorganization, insolvency, or liquidation.

Our promissory notes are convertible into Class A Ordinary Shares. Our promissory notes contain full-ratchet antidilution provisions, i.e., the conversion price under our promissory notes will be reduced to equal any lower price per share of any securities issued by the Company, subject to certain exceptions. As a result, we may be unable to raise needed capital from investors seeking prices at a discount to the conversion prices of our outstanding convertible securities. If we are able to sell securities at a lower price than the applicable conversion price under our promissory notes, the effect of the full-ratchet provisions under our promissory notes may cause significant dilution to our existing shareholders.

As a result of these restrictions and default conditions, we may be limited in how we conduct business, unable to raise additional debt or equity financing to operate during general economic or business downturns, or unable to compete effectively or to take advantage of new business opportunities. In the event that our promissory notes’ holders accelerated the repayment of borrowings, we may not have sufficient assets to repay that indebtedness. Any forced repayment under our promissory notes would likely have a material adverse effect on us, potentially including forcing us into bankruptcy or liquidation.

In addition, we may enter into other credit agreements or other debt arrangements from time to time which contain similar or more extensive restrictive covenants and events of default, in which case we may face similar or additional limitations as a result of the terms of those credit agreements or other debt arrangements.

We will need to obtain additional funding to continue operations. If we fail to obtain the necessary financing or fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations and we may be forced to significantly delay, scale back or discontinue our operations.

We will require additional capital to fund our operations, and if we fail to obtain necessary financing, our business plan may not be successful.

Our operations have consumed substantial amounts of cash since inception, and we expect they will continue to consume substantial amounts of cash as we aggressively build our platform and our internal marketing, compliance and other administrative functions. We will require additional capital to maintain our business operations, and we may also need to raise additional funds sooner if our operating and other expenses are higher than we expect.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect.

A lack of available capital may prevent us from expanding our operations or otherwise capitalizing on our business opportunities, or to remain in operation. As a result, our business, financial condition and results of operations could be materially adversely affected.

We have a substantial amount of goodwill and intangible assets on our balance sheet. Future write-offs of goodwill and intangible assets may have the effect of decreasing our earnings or increasing our losses.

Our assets have grown recently through the acquisition of a controlling interest in QIND as of November 26, 2024. As a result of this acquisition, as of December 31, 2024, our goodwill and intangible assets were approximately $20.0 million, or 68% of total assets. Under existing accounting standards, we are required to periodically review goodwill assets for possible impairment. In the event that we are required to write down the value of any assets under these standards, it may materially and adversely affect our operating results, financial condition, and the price of our common stock.

Our business operations may be adversely affected by information systems interruptions or cybersecurity intrusions.

We depend on various information technologies to administer, store, and support multiple business activities. If these systems are damaged, cease to function properly or are subject to cybersecurity attacks, such as those involving unauthorized access, malicious software and/or other intrusions, we could experience production downtimes, operational delays, other detrimental impacts on operations or the ability to provide products and services to its customers, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems or networks, financial losses from remedial actions, loss of business or potential liability, penalties, fines and/or damage to our reputation. Our systems, networks, products, and services remain potentially vulnerable to known or unknown threats, any of which could have a material adverse effect on the Company and its financial condition or results of operations. Further, given the unpredictability, nature, and scope of cybersecurity attacks, it is possible that potential vulnerabilities could go undetected for an extended period. We have currently not been subject to cybersecurity breaches in our supply chain, software, or services used in our products, services, or business. A severe future cybersecurity incident in our supply chain could however reduce sales, operating margins, and overall financial performance.

The success of our business depends on our ability to maintain and enhance our reputation and brand.

We believe that our reputation in our industry is of significant importance to the success of our business. A well-recognized brand is critical to increasing our customer base and, in turn, increasing our revenue. Since the industry is highly competitive, our ability to remain competitive depends to a large extent on our ability to maintain and enhance our reputation and brand, which could be difficult and expensive. To maintain and enhance our reputation and brand, we need to successfully manage many aspects of our business, such as cost-effective marketing campaigns to increase brand recognition and awareness in a highly competitive market. We cannot assure you, however, that these activities will be successful and achieve the brand promotion goals we expect. If we fail to maintain and enhance our reputation and brand, or if we incur excessive expenses in our efforts to do so, our business, financial conditions and results of operations could be adversely affected.

Our long-term success depends, in part, on our ability to operate and expand internationally, and our business is susceptible to risks associated with international operations.

We plan to continue our efforts to expand globally, in jurisdictions where we do not currently operate. We expect international operations and export sales to continue to constitute the majority of our sales and assets in the foreseeable future. Managing a global organization is difficult, time consuming and expensive, and any international expansion efforts that we undertake may not be profitable in the near or long term. Although we have operating experience in many foreign jurisdictions, we must still continue to make significant investments to build our international operations. Our sales from international operations and sales from export are both subject in varying degrees to risks inherent in doing business outside the United States. These risks include the following:

●	Costs, risks, and uncertainties associated with tailoring our services in international jurisdictions as needed to better address both the needs of customers and the threats of local competitors;

●	Risks of economic instability, including due to inflation;

●	Uncertainties in forecasting revenues and expenses in markets where we have not previously operated;

●	Costs and risks associated with local and national laws and regulations governing the industries in which we operate, health and safety, climate change and sustainability, and labor and employment;

●	Operational and compliance challenges caused by distance, language, and cultural differences;

●	Costs and risks associated with compliance with international tax laws and regulations;

●	Costs and risks associated with compliance with the U.S. Foreign Corrupt Practices Act and other laws in the United States related to conducting business outside the United States, as well as the laws and regulations of non-U.S. jurisdictions governing bribery and other corrupt business activities;

●	Costs and risks associated with human trafficking, modern slavery and forced labor reporting, training and due diligence laws and regulations in various jurisdictions;

●	Currency exchange rate fluctuations and restrictions on currency repatriation;

●	Competition with companies that understand the local market better than we do or that have preexisting relationships with regulators and customers in those markets;

●	Adverse effects resulting from the United Kingdom’s exit from the European Union (commonly known as “Brexit”);

●	Reduced or varied protection for intellectual property rights in some countries;

●	Disruption of operations from labor and political disturbances;

●	Withdrawal from or renegotiation of international trade agreements and other restrictions on the trade between the United States and other countries;

●	Changes in tariff and trade barriers; and

●	Geopolitical events, including natural disasters, climate change, public health issues, political instability, terrorism, insurrection, or war.

Entry into certain transactions with foreign entities now or in the future may be subject to government regulations, including review related to foreign direct investment by U.S. or foreign government entities. If a transaction with a foreign entity is subject to regulatory review, such regulatory review might limit our ability to enter into the desired strategic alliance and thus our ability to carry out our long-term business strategy.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability and could instead result in increased costs without a corresponding benefit. We cannot guarantee that our international operations or expansion efforts will be successful.

Risks associated with climate change and other environmental impacts, and increased focus and evolving views of our customers, shareholders, and other stakeholders on climate change issues, could negatively affect our business and operations.

The effects of climate change create short and long-term financial risks to our business, both in the UAE as a result of our acquisition of QIND and its ownership of 51% of Al Shola Gas, and globally. We have significant operations located in regions that have been, and may in the future be, exposed to significant weather events and other natural disasters. Climate-related changes can increase variability in or otherwise impact natural disasters, including weather patterns, with the potential for increased frequency and severity of significant weather events (e.g., flooding, hurricanes, and tropical storms), natural hazards (e.g., increased flooding risk), rising mean temperature and sea levels, and long-term changes in precipitation patterns (e.g., drought, desertification, and/or poor water quality). We expect climate change could affect our facilities, operations, employees, and communities in the future, particularly at facilities in coastal areas and areas prone to extreme weather events and water scarcity. Our suppliers are also subject to natural disasters that could affect their ability to deliver or perform under our contracts, including as a result of disruptions to their workforce and critical infrastructure. Disruptions also impact the availability and cost of materials needed for manufacturing and could increase insurance and other operating costs.

Increased worldwide focus on climate change has led to legislative and regulatory efforts to combat both potential causes and adverse impacts of climate change, including regulation of greenhouse gas emissions. New or more stringent laws and regulations related to greenhouse gas emissions and other climate change related concerns may adversely affect us, our suppliers, and our customers. Some of our facilities are, for example, engaged in manufacturing processes that produce greenhouse gas emissions, including carbon dioxide, or rely on products from others that do so. We have worked for years to reduce our reliance on fossil-based energy sources, to decrease our greenhouse gas emissions, to reduce our consumption of water and production of waste, and to ensure our compliance with environmental regulations where we operate, enhancing our record of environmental sustainability. However, new and evolving laws and regulations could mandate different or more restrictive standards, could require capital investments to transition to low carbon technologies, could adversely impact our ongoing operations, and could require changes on a more accelerated time frame. Our suppliers may face similar challenges and incur additional compliance costs that are passed on to us. These direct and indirect costs may adversely impact our results.

We may be adversely affected by the effects of inflation.

Inflation in wages, materials, parts, equipment, and other costs has the potential to adversely affect our results of operations, cash flows and financial position by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers for our products and services. In addition, the existence of inflation in the economy has the potential to result in higher interest rates, which could result in higher borrowing costs, supply shortages, increased costs of labor, weakening exchange rates and other similar effects. We have experienced inflationary pressures on our supply chain due to increased shipping costs, increased energy prices for manufacture of our commercial products as well as increased prices from suppliers of raw materials. We have so far been able to offset inflationary pressure to consumers, but it cannot be guaranteed that our results of operations will not be adversely affected by inflation in the future and could reduce sales, operating margins, and overall financial performance.

Relatively high interest rates may adversely impact our business.

Due to the perceived persistence of the threat of high inflation, the U.S. Federal Reserve has maintained its benchmark interest rate at an elevated level. Increases in the federal benchmark rate have resulted in an increase in market interest rates, which may increase our interest expense and the costs of refinancing any existing indebtedness or obtaining new debt. Consequently, relatively high interest rates will increase cost of capital and the cost of borrowings for any other corporate purpose. As a result, if we need or seek significant borrowings and interest rates remain elevated or increase, the cost of such borrowing to us could be significant, which may have a significant adverse impact on our financial condition and results of operations.

Significant fluctuations in foreign currency exchange rates may harm our financial results.

We are exposed to fluctuations in foreign currency exchange rates. Any significant change in the value of the currencies of the countries in which we do or may do business could affect our ability to sell products and services competitively and control our cost structure, which could have a material adverse effect on our results of operations.

We may not have adequate insurance for potential liabilities, including liabilities arising from litigation.

In the ordinary course of business, we have and, in the future, may become the subject of various claims, lawsuits and administrative proceedings seeking damages or other remedies concerning our commercial operations, the products we distribute, employees and other matters, including potential claims by individuals alleging exposure to hazardous materials as a result of the products we distribute or our operations. Some of these claims may relate to the activities of businesses that we have acquired, even though these activities may have occurred prior to our acquisition of such businesses. Our products and services are primarily for use in the energy industry, which is subject to inherent risks that could result in death, personal injury, property damage, pollution, or loss of production. In addition, defects in our products or services could result in death, personal injury, property damage, pollution or damage to equipment and facilities. Actual or claimed defects in our products or services may give rise to claims against us for losses and expose us to claims for damages.

We maintain insurance to cover certain of our potential losses, and we are subject to various self-retentions, deductibles, and caps under our insurance. It is possible, however, that judgments could be rendered against us in cases in which we would be uninsured and beyond the amounts that we currently have reserved or anticipate incurring for such matters. Even a partially uninsured claim, if successful and of significant size, could have a material adverse effect on our business, results of operations and financial condition. Furthermore, we may not be able to continue to obtain insurance on commercially reasonable terms in the future, and we may incur losses from interruption of our business that exceed our insurance coverage. Finally, even in cases where we maintain insurance coverage, our insurers may raise various objections and exceptions to coverage which could make the timing and amount of any possible insurance recovery uncertain.

Changes in tax laws or exposure to additional income tax liabilities could have a material impact on our company, the results of operations, financial conditions and cash flows.

We are subject to income and non-income-based taxes in the jurisdictions in which we operate, and would become subject to such taxes in any other jurisdictions that we operate in in the future. The tax laws in these jurisdictions could change on a prospective or retroactive basis, and any such changes could adversely affect us and our effective tax rate.

Taxation regulation in territories around the world can also change. Furthermore, any changes made by tax authorities, together with other legislative changes, could lead to disagreements between jurisdictions with respect to the proper allocation of profits between such jurisdictions. We therefore continuously monitor changes to tax regulation and double tax treaties between the territories in which we operate. We also maintain a comprehensive transfer pricing policy to govern the flow of funds between various tax territories.

We are further subject to ongoing tax audits in the various jurisdictions in which we operate. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provisions. However, there can be no assurance that we will accurately predict the outcomes of these audits, which could have a material impact on our business, financial condition, results of operations, and cash flows.

While we have recorded reserves for potential payments to various tax authorities related to uncertain tax positions, the calculation of such tax liabilities involves the application of complex tax regulations in many jurisdictions. Therefore, any dispute with a tax authority may result in payment that is significantly different from our estimates. If the payment proves to be less than the recorded reserves, the reversal of the liabilities would generally result in tax benefits being recognized in the period when we determine the liabilities to be no longer necessary. Conversely, if the payment proves to be more than the reserves, we could incur additional charges, and these could have a materially adverse effect on the business, financial condition, results of operations, and cash flows.

During the course of the audit of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting. If we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of the Class A Ordinary Shares may be adversely impacted.

We are subject to reporting obligations under U.S. securities laws. The SEC adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting.

We, in connection with the preparation of our consolidated financial statements for the fiscal year ended December 31, 2024, identified the following material weaknesses: (1) clearly defined control processes, roles and segregation of duties and sufficient financial reporting and accounting personnel within our business processes to ensure appropriate financial reporting, and (2) the design and operating effectiveness of IT general controls for information systems that are significant to the preparation of our consolidated financial statements. See Item 15. Controls and Procedures -Disclosure Controls and Procedures”. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness. However, measures that we implement may not fully address the material weaknesses in our internal control over financial reporting and we may not be able to conclude that the material weaknesses have been fully remedied.

Failure to correct the material weaknesses and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of the Class A Ordinary Shares, may be materially and adversely affected. Due to the material weaknesses in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024 . This could adversely affect the market price of the Class A Ordinary Shares due to a loss of investor confidence in the reliability of our reporting processes.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all.

Our success depends largely upon the continued services of our executive officers and other key personnel, particularly John-Paul Backwell, our Chief Executive Officer; Frederico Figueira de Chaves, our Interim Chief Financial Officer, Chief Strategy Officer and Head of Hydrogen Solutions and a director of the Company; and Jeffrey E. Schwarz, the Chairman of our board of directors. Our executive officers or key employees could terminate their employment with us at any time without penalty. In addition, we do not maintain key person life insurance policies on any of our employees or any of our contract parties. The loss of one or more of these executive officers or key employees could seriously harm our business and may prevent us from implementing our business plan in a timely manner, or at all.

If we are unable to attract and retain key employees and hire qualified management, technical, engineering, and sales personnel, our ability to compete and successfully grow our business could be harmed.

We believe that our success and our ability to reach our strategic objectives are highly dependent on the contributions of our key management, technical, engineering, and sales personnel. The loss of members of our key personnel, whether voluntarily or involuntarily, could significantly limit our ability to achieve its strategic objectives by delaying the development and introduction of our products and services and negatively impact our business, prospects, and operating results. Our future success also depends on our ability to attract, retain and motivate highly skilled employees, particularly employees with electrical and/or mechanical engineering skills or gas management specialties that would enable us to effectively deliver our hydrogen and gas distribution solutions to clients on time and on budget, as well as client relationship managers with relevant regional and international experience. Competition for these executives in our industry is intense and we may experience difficulty in recruiting and retaining such individuals. Many of the companies with which we compete for experienced executives and key personnel also have greater resources than we have. As a result, we may be unable to attract or retain the industry professionals that are critical to our success, resulting in harm to our key client relationships, loss of key information, expertise or know-how and unanticipated recruitment and retaining costs. Additionally, our ability to achieve revenue growth in the future will depend, in part, on our success in recruiting and retaining client development executives. Such executives may require significant on-boarding time and effort in order to achieve full productivity, which may impair business and revenue growth. Additionally, the loss of the services of our key personnel could make it more difficult to successfully operate its business and pursue our business goals. In addition, we do not have “key person” life insurance policies covering any of our key employees.

We are a holding company. Our material assets are our cash balances, loans receivables from our direct subsidiaries and equity interest in our direct and indirect subsidiaries and we are accordingly dependent upon distributions from them to pay taxes and cover our corporate and other overhead expenses.

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

Risks Related to Our Planned Hydrogen Business

Demand for hydrogen engineering and advisory services is uncertain and dependent on government policies.

The Company’s planned hydrogen business is highly dependent on the growth and adoption of hydrogen as a viable energy source. While global decarbonization efforts and policy initiatives support hydrogen development, the pace and scale of adoption remain uncertain. Many hydrogen projects rely on government incentives, grants, and regulatory mandates to be economically viable. Any reduction, delay, or withdrawal of such incentives could significantly impact demand for the Company’s services. Additionally, competition from alternative energy sources, such as battery storage and traditional renewables, may limit market growth, making it difficult for the Company to secure a strong customer base. If the hydrogen industry does not expand as anticipated, the Company’s ability to generate revenue and achieve profitability could be adversely affected.

The Company will face intense competition in the hydrogen engineering and advisory services sector.

The hydrogen industry is becoming increasingly competitive, with numerous established energy companies and engineering firms offering similar services. Many of these competitors have greater financial resources, established customer relationships, and extensive industry expertise, which may make it difficult for the Company to secure contracts and differentiate itself in the market. The Company’s ability to compete depends on its ability to demonstrate technical expertise, secure strategic partnerships, and deliver cost-effective solutions. Additionally, if competitors gain market dominance, the Company may struggle to maintain pricing power, reducing its potential profitability. Failure to compete effectively in this rapidly evolving sector could result in lower-than-expected revenue and limit the Company’s long-term viability.

Supply chain disruptions and cost increases could negatively impact the Company’s hydrogen business.

The Company’s ability to execute hydrogen projects efficiently will depend on the availability of critical components, including electrolyzers, storage systems, and engineering materials. Global supply chain disruptions, inflationary pressures, tariffs, or shortages in key materials could lead to increased project costs and delays, reducing profitability. Additionally, sourcing specialized hydrogen-related equipment may require long lead times, which could impact project execution schedules and result in penalties or contract cancellations. The Company must also manage currency fluctuations and geopolitical risks that could affect its supply chain. If the Company is unable to secure reliable supply channels or mitigate cost increases, its financial condition and ability to compete in the hydrogen market could be significantly impacted.

The Company’s hydrogen business will be subject to complex and evolving regulatory requirements.

Hydrogen production, storage, and transportation are heavily regulated industries, requiring multiple permits, safety certifications, and compliance with environmental laws. The Company must adhere to stringent regulatory standards across different jurisdictions, which could lead to delays, increased compliance costs, or restrictions on project development. Additionally, evolving policies on hydrogen safety, emissions, and energy infrastructure could impose new compliance burdens that require costly operational adjustments. Failure to obtain necessary approvals or comply with applicable laws could result in project cancellations, legal liabilities, or fines, materially impacting the Company’s ability to execute its business strategy.

Legal and contractual risks could adversely impact the hydrogen business.

The Company’s hydrogen engineering and advisory business exposes it to potential legal risks, including contractual disputes, liability claims, and regulatory enforcement actions. Given the complexity of hydrogen projects, disagreements over project specifications, delays, or performance guarantees could result in costly litigation or reputational damage. Additionally, as hydrogen is a highly combustible gas, the Company must adhere to strict safety protocols to mitigate the risk of accidents, fires, or leaks. Any failure to meet safety standards could lead to liability claims, project cancellations, or regulatory penalties. If the Company becomes involved in legal disputes or compliance violations, it could face significant financial losses and operational disruptions.

The transition to a hydrogen advisory and engineering business may involve intellectual property risks.

As the Company shifts from proprietary hydrogen technology development to advisory and engineering services, it may face challenges related to intellectual property (IP) rights. The discontinuation of the HEVO product line and the insolvency of Fusion Fuel Portugal may lead to disputes over former IP assets, patents, or trade secrets. Additionally, the Company must ensure that it does not infringe on third-party IP while developing its planned hydrogen solutions. Any IP-related legal challenges could result in costly litigation, reputational harm, or limitations on the Company’s ability to commercialize its services. Protecting its IP while navigating potential disputes will be critical to the Company’s long-term success in the hydrogen industry. There is no assurance that the Company will succeed in protecting its IP, and if fails to do so, the Company’s results of operations and financial condition may be materially adversely affected.

If we are not able to implement commercially competitive services in a timely manner in response to changes in the market, customer requirements, competitive pressures, developments associated with climate change concerns and energy mix transition, and technology trends, our business and consolidated results of operations could be materially and adversely affected, and the value of our intellectual property may be reduced.

The market for our services is characterized by continual technological developments to provide better and more reliable performance and services. If we are not able to implement commercially competitive services in a timely manner in response to changes in the market, customer requirements, competitive pressures, developments associated with climate change concerns and energy mix transition, and technology trends, our business and consolidated results of operations could be materially and adversely affected, and the value of our intellectual property may be reduced. Likewise, if our proprietary technologies, equipment, facilities, or work processes become obsolete, we may no longer be competitive, and our business and consolidated results of operations could be materially and adversely affected.

Our ability to operate and our growth potential could be materially and adversely affected if we cannot attract, employ, and retain technical personnel at a competitive cost.

Many of the services that we provide and the products that we sell are complex and highly engineered and often must perform or be performed in harsh conditions. We believe that our success depends upon our ability to attract, employ, and retain technical personnel with the ability to design, utilize, and enhance these services and products. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If either of these events were to occur, our cost structure could increase, our margins could decrease, and any growth potential could be impaired.

If we are unable to keep pace with technology developments in our industry, this could adversely affect our ability to win, maintain and grow market share.

The energy industry is subject to the introduction of new technologies, some of which may be subject to patent or other intellectual property protections. We cannot be certain that we will be able to provide services relating to new technologies on a timely basis or at an acceptable cost. The energy industry is highly competitive and dominated by a few large players that have resources to invest in new technologies. Our ability to continually provide competitive solutions and services can impact our ability to win, maintain and grow our market share and to negotiate acceptable commercial terms with our potential clients. If we are unable to acquire or develop competitive technology or deliver it to our clients in a timely and cost-competitive manner in the markets we serve, it could adversely affect our financial condition, results of operations and cash flows.

Our hydrogen services activities are subject to a number of development risks, operational hazards, regulatory approvals and other risks which may not be fully covered by insurance, and which could cause cost overruns and delays that could have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects.

Siting, development, and delivery of hydrogen services are subject to the risks of delay or cost overruns inherent in any industrial development project resulting from numerous factors, including but not limited to the following:

●	Difficulties or delays in obtaining, or failure to obtain, sufficient debt or equity financing on reasonable terms;

●	Failure to obtain all necessary government and third-party permits, approvals and licenses for the construction and operation of any of the proposed facilities;

●	Failure to secure land plots and offshore sites required for the siting and construction of any of the proposed facilities;

●	Failure to enter into power purchase agreements that generate sufficient revenue to support the financing and operation of the project;

●	Difficulties in engaging qualified contractors necessary to the construction of the contemplated project;

●	Shortages of equipment, material or skilled labor;

●	Natural disasters and catastrophes, such as hurricanes, explosions, fires, floods, industrial accidents, hostile military action and terrorism;

●	Unscheduled delays in the delivery of ordered materials;

●	Work stoppages, industrial and labor disputes;

●	Competition with other domestic and international hydrocarbon fuel suppliers and alternative energy providers;

●	Political and regulatory change in the countries in which we operate;

●	Unanticipated changes in domestic and international marked demand for and supply of hydrogen, which will depend in part on supplies of and prices for alternative energy sources, coal, natural gas, LNG, crude oil and diesel, and the discovery of new sources of natural resources; and

●	Adverse general economic conditions.

Delays beyond the estimated development periods, as well as cost overruns, could increase the cost of completion beyond the amounts that are estimated, which could require additional sources of financing to fund the activities until the proposed project becomes operational (which could cause further delays). The need for more financing may also make the project uneconomic. Delays could also trigger penalties or termination of agreements with third parties, cause a delay in receipt of revenues projected from the project or cause a loss of one or more clients. As a result, any significant delay, whatever the cause, could be detrimental to our ability to provide valuable hydrogen services, and could therefore have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects.

Our business is subject to the risks of earthquakes, fires, floods, tsunamis, pandemics, and other natural catastrophic events and to interruption by man-made problems such as technogenic catastrophic events, computer viruses or terrorism.

Hydrogen facilities and operations are vulnerable to damage or interruption from earthquakes, fires, floods, pandemics, power losses, natural gas explosions, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events. For example, a significant natural disaster, such as a hurricane, earthquake, tsunami or flood, could have a material adverse effect on any hydrogen project, and insurance coverage may be insufficient to compensate us for losses that may occur. In addition, acts of terrorism, which may be targeted at power stations as crucial elements of a country’s infrastructure, could cause disruptions in our clients’ business or the economy as a whole. Hydrogen energy transport IT infrastructure may also be vulnerable to computer viruses, break-ins, denial-of-service attacks and similar disruptions from unauthorized tampering with our or our clients’ IT systems, which could lead to interruptions, delays and loss of critical data. We may not have sufficient protection or recovery plans in the event such a disaster should occur. As our clients rely heavily on physical infrastructure, computer and communications systems to conduct their business, such disruptions could negatively impact our ability to provide our hydrogen services and either directly or indirectly disrupt our clients’ or supplier’s businesses, which could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Gas Distribution Business

Our gas distribution business is subject to numerous operational, regulatory and market risks that could adversely impact its financial performance and long-term viability.

The Company’s gas distribution business, primarily operated through Al Shola Gas, is subject to various operational, regulatory, and market risks that could adversely impact its financial performance and long-term viability. The distribution of liquefied petroleum gas (“LPG”) and other industrial gases involves significant logistical challenges, including supply chain dependencies, fluctuating commodity prices, and transportation risks. Any disruptions in the supply of gas due to geopolitical instability, supplier constraints, or global market fluctuations could result in increased costs or an inability to meet customer demand, negatively affecting revenue and profitability. Additionally, the business must maintain extensive infrastructure, including storage facilities, transport fleets, and distribution networks, all of which require continuous investment and maintenance. Unexpected equipment failures, regulatory compliance issues, or safety incidents could lead to operational delays, legal liabilities, or reputational harm.

Moreover, the gas distribution industry is highly regulated, with stringent safety and environmental requirements governing the storage, handling, and transportation of flammable and hazardous materials. Compliance with evolving regulations may require costly upgrades to infrastructure, operational adjustments, or additional licensing, increasing the Company’s expenses. Non-compliance with these regulations could result in fines, operational restrictions, or liability claims in the event of accidents or environmental hazards. Additionally, as governments worldwide advocate for decarbonization and renewable energy alternatives, demand for LPG and other traditional gas products may decline over time, forcing the Company to adapt its business model or risk revenue erosion. If the Company fails to effectively manage these risks, its gas distribution business could face financial strain, operational challenges, and reduced market competitiveness.

We are dependent on the availability of raw materials, parts, and components used in our products.

While we manufacture certain parts and components used in our products, we also require substantial amounts of raw materials and purchases of certain parts and components from suppliers. The availability of and prices for raw materials, parts and components may be subject to curtailment or change due to, among other things, suppliers’ allocations to other purchasers, interruptions in production by suppliers, including due to geopolitical or civil unrest, unfavorable economic or industry conditions, labor disruptions, supply chain disruptions, catastrophic weather events, natural disasters, the occurrence of a contagious disease or illness, changes in exchange rates and prevailing price levels. Any change in the supply of, or price for, these raw materials or parts and components could materially affect us and our financial condition, results of operations and cash flow.

Increases in the price of commodities could impact the cost or price of our products, which could impact our ability to sustain and grow earnings.

Our manufacturing processes consume significant amounts of raw materials, the costs of which are subject to worldwide supply and demand factors, as well as other factors beyond our control. Raw material price fluctuations may adversely affect our results. We purchase, directly and indirectly through component purchases, significant amounts of plastic, aluminum, steel, and other raw materials. In the past raw material prices have experienced volatility. Commodity pricing has fluctuated over the past few years and may continue to do so in the future. Such fluctuations could have a material effect on our results of operations, balance sheets and cash flows and impact the comparability of our results between financial periods.

We may be subject to loss in market share and market acceptance as a result of performance failures, manufacturing errors, delays, or shortages.

There is a risk that, for unforeseen reasons, we may need to repair or replace products in use, or reimburse customers for products that fail to work or meet strict performance criteria. To date, we have encountered some product failures related to electronic and mechanical components in equipment and vehicles. These are either repaired under warranty, at cost to the customer, or through a relevant maintenance agreement.

Other disruptions in the supply chain process or product sales and fulfilment systems for any reason, including equipment malfunction, failure to follow specific protocols and procedures, supplier facility shut-downs, defective raw materials, wars and conflict, natural disasters such as hurricanes, tornadoes or wildfires, property damage from riots, other environmental factors, the impact of epidemics or pandemics, and actions by businesses, communities and governments in response, could lead to launch delays, product shortage, unanticipated costs, lost revenues and damage to our reputation.

We have taken steps to limit remedies for product failure to the repair or replacement of malfunctioning or non-compliant products or services and also attempt to exclude or minimize exposure to product and related liabilities by including in our standard agreements warranty disclaimers and disclaimers for consequential and related damages as well as limitations on our aggregate liability. From time to time, in certain sales transactions, we may negotiate liability provisions that vary from such standard forms. There is a risk that our contractual provisions may not adequately minimize our product and related liabilities or that such provisions may be unenforceable. We intend to carry product liability insurance, but the coverage we secure may not be adequate to cover potential claims. Moreover, to the extent we have to repair, reimburse, or expend funds to cover customer service issues, our results of operations will be negatively affected.

The markets in which we operate are highly competitive, which could reduce sales and operating margins.

Most of our products are sold in competitive markets. Maintaining and improving a competitive position will require continued investment in manufacturing, engineering, quality standards, marketing, customer service and support and distribution networks. We may not be successful in maintaining our competitive position. Our competitors may develop products and methods that are more efficient or may adapt quicker to new technologies or evolving customer requirements. We may not be able to compete successfully with existing competitors or with new competitors. Pricing pressures may require us to adjust the prices of products to stay competitive. Failure to continue competing successfully could reduce sales, operating margins, and overall financial performance.

A substantial decrease in the price of gas could significantly lower our gross profit or cash flow.

We distribute gas and, as a result, our business may be significantly affected by the price and supply of gas. When gas prices are lower, the prices that we charge customers for products may decline, which affects our gross profit and cash flow. The gas industry as a whole is cyclical and at times pricing and availability of gas can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, labor costs, sales levels, competition, consolidation of steel producers, import duties and tariffs and currency exchange rates. When gas prices decline, customer demands for lower prices and our competitors’ responses to those demands could result in lower sale prices and, consequently, lower gross profit or cash flow.

If gas prices rise, we may be unable to pass along the cost increases to our customers.

We maintain inventories of gas to accommodate the lead time requirements of our customers. Accordingly, we purchase gas in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, contracts with customers and market conditions. Our commitments to purchase gas are generally at prevailing market prices in effect at the time we place our orders. If gas prices increase between the time that we order gas and the time of delivery of such products to us, our suppliers may impose surcharges that require us to pay for increases in gas prices during such period. Demand for the gas we distribute, the actions of our competitors, and other factors will influence whether we will be able to pass such gas cost increases and surcharges on to our customers, and we may be unsuccessful in doing so.

We occasionally provide integrated gas distribution project management services in the form of long-term, fixed price contracts that may require us to assume additional risks associated with cost overruns, operating cost inflation, labor availability and productivity, supplier and contractor pricing and performance, and potential claims for liquidated damages.

We occasionally provide integrated gas distribution project management services outside our normal discrete business in the form of long-term, fixed price contracts. Some of these contracts are required by our customers, primarily international gas companies. These services include acting as project managers as well as service providers and may require us to assume additional risks associated with cost overruns. These customers may provide us with inaccurate information in relation to their reserves, which is a subjective process that involves location and volume estimation, that may result in cost overruns, delays, and project losses. In addition, our gas distribution customers often operate in countries with unsettled political conditions, war, civil unrest, or other sources of disruption. These issues may also result in cost overruns, delays, and project losses.

Providing services on an integrated basis may also require us to assume additional risks associated with operating cost inflation, labor availability and productivity, supplier pricing and performance, and potential claims for liquidated damages. We rely on third-party subcontractors and equipment providers to assist us with the completion of these types of contracts. To the extent that we cannot engage subcontractors or acquire equipment or materials in a timely manner and on reasonable terms, our ability to complete a project in accordance with stated deadlines or at a profit may be impaired. If the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for fixed-price work, we could experience losses in the performance of these contracts. These delays and additional costs may be substantial, and we may be required to compensate our customers for these delays. This may reduce the profit to be realized or result in a loss on a project.

Trends in gas prices affect the level of exploration, development, and production activity of our customers and the demand for our services and products, which could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

Demand for our services and products is particularly sensitive to the level of exploration, development, and production activity of, and the corresponding capital spending by, gas companies. The level of exploration, development, and production activity is directly affected by trends in gas prices, which historically have been volatile and are likely to continue to be volatile. Prices for gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for gas, market uncertainty, and a variety of other economic factors that are beyond our control. Given the long-term nature of many large-scale development projects, even the perception of longer-term lower gas prices by gas companies can cause them to reduce or defer major expenditures. Any prolonged reductions of commodity prices or expectations of such reductions could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

Factors affecting the price of gas include:

●	the level of supply and demand for gas;

●	the cost of, and constraints associated with, producing and delivering gas;

●	governmental regulations and other actions, including economic sanctions and policies of governments regarding the exploration for and production and development of their gas reserves;

●	weather conditions, natural disasters, and health or similar issues, such as pandemics or epidemics;

●	worldwide political and military actions, and economic conditions, including potential recessions; and

●	increased demand for alternative energy and use of electric vehicles and increased emphasis on decarbonization, including government initiatives, such as the variety of tax credits contained in the U.S. Inflation Reduction Act of 2022, to promote the use of renewable energy sources and public sentiment around alternatives to fossil fuels such as gas.

Our business is dependent on capital spending by our customers, and reductions in capital spending could have a material adverse effect on our gas distribution business, consolidated results of operations, and consolidated financial condition.

Our gas distribution business is directly affected by changes in capital expenditures by our customers, and reductions in their capital spending could reduce demand for our services and products and have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition. Some of the items that may impact our customers capital spending include:

●	gas prices, which are impacted by the factors described in the preceding risk factor;

●	the inability of our customers to access capital on economically advantageous terms, which may be impacted by, among other things, a decrease of investors’ interest in hydrocarbon producers because of environmental and sustainability initiatives;

●	changes in customers’ capital allocation, including an increased allocation to the production of renewable energy or other sustainability efforts, leading to less focus on gas production growth;

●	restrictions on our customers’ ability to get their gas to market due to infrastructure limitations;

●	consolidation of our customers;

●	customer personnel changes; and

●	adverse developments in the business or operations of our customers, including write-downs of gas reserves and borrowing base reductions under customers’ credit facilities.

Constraints in the supply of, prices for, and availability of transportation of raw materials can have a material adverse effect on our gas distribution business and consolidated results of operations.

Raw materials essential to our gas distribution operations and manufacturing, such as proppants (primarily sand), chemicals, metals, and gels, are normally readily available. Shortages of raw materials as a result of high levels of demand or loss of suppliers can trigger constraints in the supply chain of those raw materials, particularly where we have a relationship with a single supplier for a particular resource. Many of the raw materials essential to our business require the use of rail, storage, and trucking services to transport the materials to our job sites. These services, particularly during times of high demand, may cause delays in the arrival of or otherwise constrain our supply of raw materials. These constraints could have a material adverse effect on our business and consolidated results of operations. In addition, price increases imposed by our vendors for raw materials and transportation providers used in our business, and the inability to pass these increases through to our customers, could have a material adverse effect on our business and consolidated results of operations.

Demand for the products we distribute could decrease if the manufacturers of those products were to sell a substantial amount of goods directly to end users in the markets we serve.

Our products are purchased through distributors and not directly from manufacturers. If those customers were to purchase the products that we sell directly from manufacturers, or if manufacturers sought to increase their efforts to sell directly to end users, our business, results of operations and financial condition could be materially and adversely affected. These or other developments that remove us from, or limit our role in, the distribution chain, may harm our competitive position in the marketplace and reduce our sales and earnings.

Price reductions by suppliers of gas products sold by us could cause the value of our inventory to decline. Also, such price reductions could cause our customers to demand lower sales prices for these products, possibly decreasing our margins and profitability on sales to the extent that our inventory of such products was purchased at the higher prices prior to supplier price reductions, and we are required to sell such products to our customers at the lower market prices.

The value of our gas products inventory could decline as a result of price reductions by manufacturers of products sold by us. There is no assurance that a substantial decline in product prices would not result in a write-down of our inventory value. Such a write-down could have a material adverse effect on our financial condition. Also, decreases in the market prices of products sold by us could cause customers to demand lower sale prices from us. These price reductions could reduce our margins and profitability on sales with respect to such lower-priced products. Reductions in our margins and profitability on sales could have a material adverse effect on our business, results of operations, and financial condition.

Our operations are subject to hazards inherent in the gas industry and, as a result, we are exposed to potential liabilities that may affect our financial condition and reputation.

Risks inherent to the gas industry, such as equipment malfunctions and failures, equipment misuse and defects, explosions and uncontrollable flows of gas and natural disasters, can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment, and the environment. These risks could expose us to substantial liability for personal injury, wrongful death, property damage, loss of gas production, pollution, and other environmental damages. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees, and regulators. In particular, our customers may elect not to purchase our services if they view our safety record as unacceptable, which could cause us to lose customers and substantial revenues. In addition, these risks may be greater for us because we may acquire companies that have not allocated significant resources and management focus to safety and have a poor safety record requiring rehabilitative efforts during the integration process.

Our customers could seek damages for losses associated with these errors, defects, or other performance problems. Our insurance policies may not be adequate to cover all liabilities. Further, insurance may not be generally available in the future or, if available, insurance premiums may make such insurance commercially unjustifiable. Moreover, even if we are successful in defending a claim, it could be time-consuming and costly to defend.

We are subject to increased risks associated with our investments in emerging markets, particularly in the Middle East region and specifically in the UAE. These risks encompass significant political, social, and economic uncertainties in the region. Given the volatile nature of these markets, instabilities in these regions could significantly adversely affect the value of our investments.

Almost all of our gas operations are conducted, and almost of our gas assets are located in the UAE, which is defined as an emerging market. While most of the countries in which we conduct our business have historically not been affected by political instability, there is no assurance that any political, social, economic or market conditions affecting such countries in the Middle East region generally (as well as outside the Middle East region because of interrelationships within the global financial markets) would not have a material adverse effect on our business, results of operations and financial condition.

Specific risks in these countries and the Middle East region that may have a material impact on our business, results of operations and financial condition include:

●	an increase in inflation and the cost of living;

●	a devaluation in the currency of any country in which we have operations;

●	external acts of warfare and civil clashes or other hostilities involving nations in the region;

●	governmental actions or interventions, including tariffs, protectionism, and subsidies;

●	difficulties and delays in obtaining governmental or other approvals, new permits and consents for our operations or renewing existing ones;

●	potential lack of transparency or reliability in jurisdictions where we operate;

●	cancellation of contractual rights;

●	lack of infrastructure;

●	expropriation or nationalization of assets;

●	inability to repatriate profits and/or dividends;

●	continued regional political instability and unrest, including government or military regime change, riots or other forms of civil disturbance or violence, including through acts of terrorism;

●	military strikes or the outbreak of war or other hostilities involving nations in the region;

●	a material curtailment of the industrial and economic infrastructure development that is currently underway across the Middle East region;

●	increased government regulations, or adverse governmental activities, with respect to price, import and export controls, the environment, customs and immigration, capital transfers, foreign exchange and currency controls, labor policies, land and water use and foreign ownership;

●	changing tax regimes, including the imposition of taxes in currently tax favorable jurisdictions;

●	arbitrary, inconsistent, or unlawful government action, including capricious application of tax laws and selective tax audits;

●	limited availability of capital or debt financing; and

●	slowing regional and global economic environment.

Any unexpected changes in these or other political, social, economic, or other conditions in which we operate in the UAE or neighboring countries may have a material adverse effect on our business, results of operations and financial condition. It is not possible to predict the occurrence of events or circumstances such as or like those outlined above or the impact of such occurrences and no assurance can be given that we would be able to achieve profitable operations if such events or circumstances were to occur.

Investors should also be aware that emerging markets are subject to greater risks than more developed markets, including in some cases significant legal, economic, and political risks. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, considering those risks, their investment is appropriate. Generally, investment in developing markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved.

To the extent that economic growth or performance in the countries in which we operate slows or begins to decline, or political conditions become sufficiently unstable to have a material adverse effect on our operations, our business, financial condition, and results of operations may be materially adversely affected.

We are exposed to risks from potentially unpredictable legal and regulatory environments in the UAE and Middle East region.

We currently operate in the UAE, an emerging market economy, which is in various stages of developing legal and regulatory systems that are not yet as fully matured and/or established as those of Western Europe and the United States. Some emerging market countries are also in the process of transitioning to a market economy and, as a result, are experiencing changes in their economies and their government policies (including, without limitation, policies relating to foreign ownership, repatriation of profits, property and contractual rights and planning and permit granting regimes) that may affect our business in those countries. Such countries are also characterized by less comprehensive legal and regulatory environments and systems. Existing laws and regulations may be applied inconsistently with anomalies in their interpretation or implementation. Such anomalies could affect our ability to enforce our rights under our contracts or to defend our business against claims by others.

There can be no assurance that if laws or regulations were imposed on the products and services offered by us it would not increase our costs, or adversely affect the way in which we conduct our business or otherwise have a material adverse effect on our results of operations and financial condition.

Any of the above factors, alone or in combination, may have a material adverse effect on our business, results of operations and financial condition.

We are exposed to risks arising from potential changes in the UAE’s visa legislation, which could adversely impact our business operations.

Any restrictive changes to the UAE’s visa policies may discourage foreign nationals from choosing to live, work, and invest in the UAE, which would have an adverse effect on our ability to attract skilled personnel, our business, results of operations and financial condition.

We are subject to risks associated with potential unlawful or arbitrary governmental actions in the UAE, which could negatively impact our operations and financial performance.

Governmental authorities in the UAE in which we operate may have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law or influenced by political or commercial considerations. Such governmental action could include, among other things, the withdrawal of building permits, the expropriation of property without adequate compensation or the forcing of business acquisitions, combinations, or sales. Any such action taken may have a material adverse effect on our business, results of operations and financial condition.

We are subject to the risk of international sanctions, which could significantly impact our business activities, results of operations and financial condition.

European, U.S. and other international sanctions have in the past been imposed on companies engaging in certain types of transactions with specified countries or companies or individuals in those countries. Companies operating in certain countries in the Middle East region have been subject to such sanctions in the past. The UAE is not subject to such sanctions as of the date of this report. The terms of legislation and other rules and regulations that establish sanctions regimes are often broad in scope and difficult to interpret.

If the UAE were in the future to violate European, U.S. or international sanctions, penalties could include a prohibition or limitation on the UAE’s ability to conduct business in certain jurisdictions or to access the U.S. or international capital markets. Any such sanction could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to the Ownership of Our Securities

We may not be able to maintain a listing of the Class A Ordinary Shares and public warrants on Nasdaq.

We must meet certain financial and liquidity criteria to maintain our listing on Nasdaq. If we violate Nasdaq’s listing requirements, or if we fail to meet any of Nasdaq’s continued listing standards, the Class A Ordinary Shares and public warrants may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing.

Following the receipt of a number of notices of noncompliance with the Nasdaq listing rules, including Nasdaq Listing Rule 5550(b)(1), requiring minimum stockholders’ equity of $2,500,000, Nasdaq Listing Rule 5620(a), requiring the Company to hold an annual shareholder meeting (the “Annual Meeting Requirement”), and Nasdaq Listing Rule 5550(a)(2), requiring the Company to have a minimum bid price of $1.00 (the “Minimum Bid Price Requirement”), a Nasdaq Hearings Panel found the Company in compliance with Nasdaq Listing Rule 5550(b)(1), requiring minimum stockholders’ equity of $2,500,000, and granted the Company’s request for an exception to evidence compliance with other applicable criteria for continued listing on Nasdaq. The decision requires that on or before June 29, 2025, the Company will be required to demonstrate compliance with the Annual Meeting Requirement by holding an annual shareholder meeting. In addition, on or before July 28, 2025, the Company will be required to demonstrate compliance with the Minimum Bid Price Requirement, which will require that the Class A Ordinary Shares have a closing bid price at or above $1.00 per share for a minimum of 10 consecutive business days. There is no assurance that the Company will be able to meet these requirements. In addition, even if we meet these requirements, there is no assurance that we will be able to continue to meet these or other requirements of the Nasdaq listing rules in order to maintain the listing of the Class A Ordinary Shares and public warrants.

A delisting of the Class A Ordinary Shares and public warrants from Nasdaq may materially impair our shareholders’ ability to buy and sell the Class A Ordinary Shares and public warrants and could have an adverse effect on the market price of, and the efficiency of the trading market for, the Class A Ordinary Shares and public warrants. The delisting of the Class A Ordinary Shares and public warrants could significantly impair our ability to raise capital and the value of any investment in our securities. If Nasdaq delists the Class A Ordinary Shares or public warrants, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for the Class A Ordinary Shares and public warrants;

●	a reduced level of trading activity in the secondary trading market for the Class A Ordinary Shares and public warrants;

●	a limited amount of news and analyst coverage;

●	a decreased ability to issue additional securities or obtain additional financing in the future;

●	stamp duty may be chargeable on transfers of Class A Ordinary Shares and public warrants at a rate of 1% of the greater of the price paid or market value of the Class A Ordinary Shares and public warrants transferred; and

●	our securities would not be “covered securities” under the National Securities Markets Improvement Act of 1996, which is a federal statute that prevents or pre-empts the states from regulating the sale of certain securities, including securities listed on Nasdaq, in which case our securities would be subject to regulation in each state where we offer and sell securities.

Our operating results and share price may fluctuate, and you could lose all or part of your investment.

Our quarterly operating results are likely to fluctuate as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could subject the market price of our the Class A Ordinary Shares and public warrants to wide price fluctuations regardless of our operating performance. You may not be able to resell your shares at or above price you paid or at all. Our operating results and the trading price of the Class A Ordinary Shares and public warrants may fluctuate in response to various factors, including:

●	market conditions in the broader stock market;

●	actual or anticipated fluctuations in our quarterly financial and operating results;

●	introduction of new products or services by us or our competitors;

●	issuance of new or changed securities analysts’ reports or recommendations;

●	changes in debt ratings;

●	results of operations that vary from expectations of securities analysts and investors;

●	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

●	strategic actions by us or our competitors;

●	announcement by us, our competitors, or our vendors of significant contracts or acquisitions;

●	sales, or anticipated sales, of large blocks of the Class A Ordinary Shares or public warrants;

●	additions or departures of key personnel;

●	regulatory, legal, or political developments;

●	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

●	litigation and governmental investigations;

●	changing economic conditions;

●	changes in accounting principles; and

●	other events or factors, including those from natural disasters, pandemic, pet disease, war, acts of terrorism, or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for the Class A Ordinary Shares and public warrants to fluctuate substantially. While we believe that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results could limit or prevent investors from readily selling the Class A Ordinary Shares or public warrants and may otherwise negatively affect the market price and liquidity of the Class A Ordinary Shares or public warrants. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes brought securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

We are generally prohibited from paying cash dividends on our securities under certain loan covenants, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Class A Ordinary Shares. In addition, any distribution of dividends must be in accordance with the rules and restrictions applying under Irish law.

We have not declared or paid any cash dividends on any class of the Class A Ordinary Shares since our formation and do not currently intend to pay cash dividends in the foreseeable future. Moreover, we are generally prohibited from paying cash dividends on our securities under certain loan covenants without the prior written consents of the relevant creditors. Even assuming that we could obtain such consents, any determination to pay dividends in the future will be at the sole discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors our board of directors deems relevant, and subject to compliance with applicable laws, including the Irish Companies Act 2014 (as amended) (the “Irish Companies Act”), which requires Irish companies to have distributable reserves available for distribution equal to or greater than the amount of the proposed dividend. Distributable reserves are the accumulated realized profits of the Company that have not previously been utilized in a distribution or capitalization less accumulated realized losses that have not previously been written off in a reduction or reorganization of capital. Unless the Company creates sufficient distributable reserves from its business activities, the creation of such distributable reserves would involve a reduction of the Company’s share premium account or other undenominated capital account, which would require the approval of (i) 75% of our shareholders present and voting at a shareholder meeting, and (ii) the Irish High Court. In the event that we do not undertake a reduction of capital to create distributable reserves, no distributions by way of dividends, share repurchases or otherwise will be permitted under Irish law until such time as the Company has created sufficient distributable reserves from its business activities. The determination as to whether or not the Company has sufficient distributable reserves to fund a dividend must be made by reference to “relevant financial statements” of the Company. The “relevant financial statements” are either the last set of unconsolidated annual audited financial statements or unaudited financial statements prepared in accordance with the Irish Companies Act, which give a “true and fair view” of the Company’s unconsolidated financial position in accordance with accepted accounting practice in Ireland.

Moreover, even if we are or become able to declare and pay dividends, we expect to retain all earnings, if any, generated by our operations for the development and growth of our business. Therefore, you are not likely to receive any dividends on the Class A Ordinary Shares for the foreseeable future.

As a result, the success of an investment in the Class A Ordinary Shares will depend upon any future appreciation in our value and investors may need to sell all or part of their holdings of Class A Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the Class A Ordinary Shares will appreciate in value or even maintain the price at which our shareholders have purchased the Class A Ordinary Shares. If the price of the Class A Ordinary Shares declines before we pay dividends, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends. Investors seeking cash dividends should not purchase Class A Ordinary Shares.

In addition, exchange rate fluctuations may affect the amount of euros that we are able to distribute, and the amount in dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euros, if any. These factors could harm the value of the Class A Ordinary Shares, and, in turn, the dollar proceeds that holders receive from the sale of the Class A Ordinary Shares.

In certain limited circumstances, dividends paid by the Company may be subject to Irish dividend withholding tax.

The Company does not intend to pay dividends on its capital stock in the foreseeable future. If the Company were to declare and pay dividends, in certain limited circumstances, dividend withholding tax may arise in respect of dividends paid on the Class A Ordinary Shares. A number of exemptions from dividend withholding tax exist such that shareholders resident in the U.S. and other countries with which Ireland has entered into a double tax treaty may be entitled to exemptions from dividend withholding tax.

The Irish Revenue Commissioners have confirmed that shareholders resident in the U.S. that hold their Class A Ordinary Shares through DTC will not be subject to dividend withholding tax, provided the addressees of the beneficial owners of such Class A Ordinary Shares in the records of the brokers holding such Class A Ordinary Shares are recorded as being in the U.S. (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by the Company). However, other holders of Class A Ordinary Shares may be subject to dividend withholding tax.

Class A Ordinary Shares or public warrants received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

Irish capital acquisitions tax (“CAT”) could apply to a gift or inheritance of Class A Ordinary Shares or public warrants irrespective of the place of residence, ordinary residence or domicile of the parties. This is because Class A Ordinary Shares and public warrants will be regarded as property situated in Ireland. The person who receives the gift or inheritance has primary liability for CAT. Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold in respect of taxable gifts or inheritances received from their parents.

A transfer of the Class A Ordinary Shares or public warrants, other than one effected by means of the transfer of book-entry interests in the Depositary Trust Company, may be subject to Irish stamp duty.

Transfers of the Class A Ordinary Shares and public warrants effected by means of the transfer of book entry interests in the Depositary Trust Company (“DTC”) will not be subject to Irish stamp duty. It is anticipated that the majority of the Class A Ordinary Shares and public warrants will be traded through DTC by brokers who hold such shares on behalf of customers. However, if Class A Ordinary Shares or public warrants are held directly rather than beneficially through DTC, any transfer of these Class A Ordinary Shares or public warrants could be subject to Irish stamp duty. Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty could adversely affect the price of our securities.

If the Class A Ordinary Shares or public warrants are not eligible for deposit and clearing within the facilities of DTC, then transactions in the Class A Ordinary Shares and public warrants may be disrupted.

The facilities of DTC are a widely used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. The Class A Ordinary Shares and the public warrants are eligible for deposit and clearing within the DTC system. On December 10, 2020, we entered into arrangements with DTC whereby we agreed to indemnify DTC for any Irish stamp duty that may be assessed upon it as a result of its service as a depository and clearing agency for the Class A Ordinary Shares and public warrants and, in consideration for such indemnification, DTC agreed to accept the Class A Ordinary Shares and public warrants for deposit and clearing within its facilities.

However, although DTC has initially accepted the Class A Ordinary Shares and public warrants, it generally will have discretion to cease to act as a depository and clearing agency for the Class A Ordinary Shares and/or public warrants. If DTC determines at any time that the Class A Ordinary Shares and/or public warrants are not eligible for continued deposit and clearance within its facilities, then we believe the Class A Ordinary Shares and/or public warrants would not be eligible for continued listing on a U.S. securities exchange and trading in the Class A Ordinary Shares and/or public warrants would be disrupted. While we would pursue alternative arrangements to preserve our listing and maintain trading, any such disruption could have a material adverse effect on the trading price of the Class A Ordinary Shares and/or public warrants.

Irish law differs from the laws in effect in the United States and U.S. investors may have difficulty enforcing civil liabilities against us, our directors or members of senior management.

The Company is a company formed under the laws of Ireland, all of its properties are located outside of the United States, a majority of our directors and officers reside outside of the United States and all our assets are and are likely in the future to be located outside of the United States. All of the members of our board of directors and senior management reside outside of the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may not be possible to serve process on these directors, or us, in the United States or to enforce court judgments obtained in the United States against these individuals or us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. The United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland. A judgment obtained against us will be enforced by the courts of Ireland if the following general requirements are met:

●	U.S. courts must have had jurisdiction in relation to the particular defendant according to Irish conflict of law rules (the submission to jurisdiction by the defendant would satisfy this rule); and

●	the judgment must be final and conclusive and the decree must be final and unalterable in the court which pronounces it.

A judgment can be final and conclusive even if it is subject to appeal or even if an appeal is pending. But where the effect of lodging an appeal under the applicable law is to stay execution of the judgment, it is possible that in the meantime the judgment may not be actionable in Ireland. It remains to be determined whether a final judgment given in default of appearance is final and conclusive. Irish courts may also refuse to enforce a judgment of the U.S. courts that meets the above requirements for one of the following reasons:

●	the judgment is not for a definite sum of money;

●	the judgment was obtained by fraud;

●	the enforcement of the judgment in Ireland would be contrary to natural or constitutional justice;

●	the judgment is contrary to Irish public policy or involves certain U.S. laws that will not be enforced in Ireland; or

●	jurisdiction cannot be obtained by the Irish courts over the judgment debtors in the enforcement proceedings by personal service in Ireland or outside Ireland under Order 11 of the Irish Superior Courts Rules.

As an Irish company, we are principally governed by Irish law, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or other officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Shareholders should also be aware that Irish law does not allow for any form of legal proceedings directly equivalent to the class action available in the United States.

Our corporate affairs will be governed by the Company’s constitution, the Irish Companies Act, and the common law of Ireland. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Irish law are governed by the Irish Companies Act and the common law of Ireland. The rights of the Company’s shareholders and the fiduciary responsibilities of our directors under Irish law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, Ireland has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law.

Accordingly, holders of the Class A Ordinary Shares may have more difficulty protecting their interests than would holders of shares of a corporation incorporated in a jurisdiction of the United States.

The jurisdiction and choice of law clauses set forth in the Company’s Amended and Restated Warrant Agreement, and the Company’s status as an Irish company, may have the effect of limiting the ability of a holder of our public warrants to effectively pursue its legal rights against the Company in any United States court.

Our public warrants are subject to the terms and conditions of the Amended and Restated Warrant Agreement, dated as of December 10, 2020 (the “Amended and Restated Warrant Agreement”), between the Company and Continental Stock Transfer & Trust Company, a New York corporation (“Continental”). The Amended and Restated Warrant Agreement provides that disputes arising under the Amended and Restated Warrant Agreement are governed by New York law and that the Company consents to jurisdiction in courts of the State of New York or the United States District Court for the Southern District of New York. This provision may limit the ability of holders of our public warrants to bring a claim against us other than in courts of the State of New York or the United States District Court for the Southern District of New York and may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds more favorable for disputes under the Amended and Restated Warrant Agreement. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Irrespective of the ability of a warrant holder to bring an action in any such forum, due to the fact that the Company is an Irish company with all of its properties located outside of the United States, if a warrant holder brings a claim against the Company under the Amended and Restated Warrant Agreement, the Securities Act or the Exchange Act, or otherwise, such warrant holder may have difficulty pursuing its legal rights against the Company in any United States courts having jurisdiction over any such claims.

An investment in our securities may result in uncertain U.S. federal income tax consequences.

An investment in our securities may result in uncertain U.S. federal income tax consequences. See Item 10.E. Taxation. “Anticipated Material U.S. Federal Income Tax Consequences to U.S. Holders of Company Securities”. Prospective investors are urged to consult their tax advisors with respect to these and other tax consequences when purchasing, holding and disposing of our securities.

As an Irish public limited company, certain capital structure decisions regarding the Company will require the approval of the shareholders of the Company, which may limit the Company’s flexibility to manage its capital structure.

Irish law generally provides that a board of directors may allot and issue shares (or rights to subscribe for or convert into shares) if authorized to do so by a company’s constitution or by an ordinary resolution. Such authorization may be granted for up to the maximum of a company’s authorized but unissued share capital and for a maximum period of five years, at which point it must be renewed by another ordinary resolution. The Company’s constitution authorized the board of directors of the Company to allot shares up to the full amount of the Company’s authorized but unissued share capital until December 31, 2023. At the Company’s annual general meeting in September 2023, the shareholders granted the board of directors of the Company the authority to allot shares up to 20% of the Company’s authorized but unissued share capital until December 31, 2024. At an extraordinary general meeting of the Company in March 2024, the shareholders extended this authority and granted the board of directors of the Company the authority to allot shares up to the full amount of the Company’s authorized but unissued share capital until March 19, 2029. This authorization will need to be renewed by ordinary resolution by March 19, 2029 unless otherwise renewed prior thereto. Under Irish law, an allotment authority may be given for up to five years at each renewal, but governance considerations may result in renewals for shorter periods or for less than the maximum permitted number of shares being sought or approved.

While Irish law also generally provides shareholders with pre-emptive rights when new shares are issued for cash, it is possible for the Company’s constitution, or for shareholders of the Company in a general meeting, to exclude such pre-emptive rights. Following the Company’s extraordinary general meeting in March 2024, pre-emptive rights are currently excluded until March 19, 2029. This exclusion will need to be renewed by special resolution by March 19, 2029 unless otherwise renewed prior thereto.

Provisions of the Company’s constitution, as well as provisions of Irish law, could make an acquisition of us more difficult, limit attempts by our shareholders to replace or remove our current directors, and limit the market price of the Class A Ordinary Shares.

The Company’s constitution, together with certain provisions of the Irish Companies Act, could delay, defer or prevent a third party from acquiring us, even where such a transaction would be beneficial to the holders of ordinary shares, or could otherwise adversely affect the market price of the Class A Ordinary Shares. For example, certain provisions of the Company’s constitution:

●	require that our board of directors be classified into three classes of directors with staggered three-year terms;

●	permit our board of directors to establish the number of directors and fill any vacancies and newly created directorships;

●	permit our board of directors to issue preferred shares with such rights and preferences as they may designate, subject to applicable law;

●	permit our board of directors to adopt a shareholder rights plan upon such terms and conditions as it deems expedient and in our best interests; and

●	impose advance notice requirements for shareholder proposals and director nominations to be considered at annual shareholder meetings.

We believe these provisions, if implemented in compliance with applicable law, may provide some protection to holders of ordinary shares from coercive or otherwise unfair takeover tactics. These provisions are not intended to make us immune from takeovers. They will, however, apply even if some holders of ordinary shares consider an offer to be beneficial and could delay or prevent an acquisition that our board of directors determines is in the best interest of the holders of ordinary shares. Certain of these provisions may also prevent or discourage attempts to remove and replace incumbent directors.

In addition, mandatory provisions of Irish law could prevent or delay an acquisition of the Company by a third party. For example, Irish law does not permit shareholders of an Irish public limited company to take action by written consent with less than unanimous consent. Furthermore, an effort to acquire us may be subject to various provisions of Irish law relating to mandatory bids, voluntary bids, requirements to make a cash offer and minimum price requirements, as well as substantial acquisition rules and rules requiring the disclosure of interests in ordinary shares in certain circumstances.

Irish law differs from the laws in effect in the United States with respect to defending unwanted takeover proposals and may give our board of directors less ability to control negotiations with hostile offerors.

Attempted takeovers of the Company will be subject to the Irish Takeover Rules and will be under the supervisory jurisdiction of the Irish Takeover Panel. Accordingly, the Company’s board of directors may be limited by the Irish Takeover Rules in its ability to defend an unsolicited takeover attempt.

Due to the listing of the Class A Ordinary Shares on Nasdaq, the Company is subject to the Irish Takeover Panel Act, 1997, Irish Takeover Rules 2013 (“Irish Takeover Rules”), under which the Company is not permitted to take certain actions that might “frustrate” an offer for Class A Ordinary Shares once the board of directors has received an offer, or has reason to believe an offer is or may be imminent, without the approval of more than 50% of shareholders entitled to vote at a general meeting of our shareholders or the consent of the Irish Takeover Panel. This could limit the ability of the Company’s board of directors to take defensive actions even if it believes that such defensive actions would be in our best interests or the best interests of our shareholders.

The Irish Takeover Rules are administered by the Irish Takeover Panel, which has supervisory jurisdiction over such transactions. Among other matters, the Irish Takeover Rules operate to ensure that no offer is frustrated or unfairly prejudiced and, in situations involving multiple bidders, that there is a level playing field. For example, pursuant to the Irish Takeover Rules, the board of directors of the Company will not be permitted, without shareholder approval, to take certain actions which might frustrate an offer for Class A Ordinary Shares once the board of directors of the Company has received an approach that might lead to an offer or has reason to believe that an offer is, or may be, imminent.

Under the Irish Takeover Rules, if an acquisition of Class A Ordinary Shares were to increase the aggregate holdings of the acquirer (together with its concert parties) to 30% or more of the voting rights of the Company, such acquirer and, in certain circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding Class A Ordinary Shares at a price not less than the highest price paid by such acquirer or its concert parties for Class A Ordinary Shares during the previous 12 months. This requirement would also be triggered by the acquisition of Class A Ordinary Shares by any person holding (together with its concert parties) between 30% and 50% of the voting rights of the Company if the effect of such acquisition were to increase that person’s voting rights by 0.05% within a 12-month period.

Anti-takeover provisions in the Company’s constitution could make an acquisition of the Company more difficult. As discussed in the preceding risk factor, the Company’s constitution contains provisions that may delay or prevent a change of control, discourage bids at a premium over the market price of Class A Ordinary Shares, adversely affect the market price of Class A Ordinary Shares, and adversely affect the voting and other rights of shareholders of the Company.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis and disclose material events on Forms 6-K furnished to the SEC. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country in lieu of certain corporate governance requirements of Nasdaq. As a result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. We have elected to follow corporate governance practices under Irish law in lieu of the requirements of Nasdaq Listing Rule 5635(b), Nasdaq Rule 5635(c), and Nasdaq Listing Rule 5635(d)(2), which require companies to obtain shareholder approval prior to, respectively:

●	the issuance of securities when the issuance or potential issuance will result in a change of control of the Company;

●	the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants; or

●	conducting a transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares), which alone or together with sales by officers, directors or Substantial Shareholders (as defined by the Nasdaq Listing Rules) of the Company, equals 20% or more of the Class A Ordinary Shares or 20% or more of the voting power outstanding before the issuance at a price that is less than a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

Irish law and generally accepted business practices in Ireland do not require that shareholders approve such transactions. Accordingly, shareholder approval is not required for these types of transactions by the Company. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of Nasdaq and may not have the same protections afforded to shareholders of other companies that are subject to these Nasdaq requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

While we qualified as a foreign private issuer as of June 30, 2024, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if we were to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of either our directors or executive officers are residents or citizens of the United States, we could lose our foreign private issuer status.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost, and we would still be required to prepare financial statements in accordance with IFRS as required by Irish law. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor, including (i) the treatment of all or a portion of any gain on disposition of the Class A Ordinary Shares as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) the obligation to comply with certain reporting requirements.

We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our shareholders could receive less information than they might expect to receive from more mature public companies.

We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act (the “JOBS Act”). As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act; (iii) the date on which we have, during the preceding three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of the Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find the Class A Ordinary Shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of the Class A Ordinary Shares.

Substantial future sales or issuances of the Class A Ordinary Shares or securities convertible into, or exercisable or exchangeable for, the Class A Ordinary Shares, or the perception in the public markets that these sales or issuances may occur, may depress our stock price. Also, future issuances of the Class A Ordinary Shares or rights to purchase Class A Ordinary Shares could result in additional dilution of the percentage ownership of our shareholders and could cause our stock price to fall.

The conversion or exercise of our outstanding convertible or exercisable securities and resale of the underlying Class A Ordinary Shares, and any other future issuances of the Class A Ordinary Shares or securities convertible into, or exercisable or exchangeable for, the Class A Ordinary Shares, would result in a decrease in the ownership percentage of existing shareholders, i.e., dilution, which may cause the market price of the Class A Ordinary Shares to decline. We cannot predict the effect, if any, of future issuances, conversions, or exercises of our securities, on the price of the Class A Ordinary Shares. In all events, future issuances of the Class A Ordinary Shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities are likely to occur, or the perception that holders of securities convertible or exercisable for Class A Ordinary Shares are likely to sell their securities, could adversely affect the market price of the Class A Ordinary Shares. The effect of such dilution may be magnified as to all shares that are not or may eventually not be subject to restrictions on resale as enumerated below.

On November 18, 2024, the Company entered into Stock Purchase Agreement, dated as of November 18, 2024 (the “QIND Purchase Agreement”), among the Company, QIND, Ilustrato Pictures International Inc., a Nevada corporation (“Ilustrato”), and certain other stockholders of QIND (together with Ilustrato, the “QIND Sellers”). Under the QIND Purchase Agreement, the QIND Sellers agreed to sell 78,312,334 shares of common stock and 20,000 shares of Series B Preferred Stock of QIND, constituting approximately 69.36% of the capital stock of QIND, to the Company. In exchange, the Company was required to issue 3,818,969 Class A Ordinary Shares (the “Ordinary Shares Consideration”), constituting 19.99% of the issued and outstanding Class A Ordinary Shares, and an aggregate of 4,171,327 Series A Preferred Shares to the QIND Sellers. On November 26, 2024, the conditions to the closing of the transactions contemplated by the QIND Purchase Agreement (the “QIND Closing”) were satisfied in all material respects. As a result, the Company issued the Ordinary Shares Consideration and 4,171,327 Series A Preferred Shares. The Preferred Shares Conversion, in which the Series A Preferred Shares will automatically convert into 41,713,275 Class A Ordinary Shares, subject to adjustment, will occur upon the later of approval of the Company’s issuance of the underlying Class A Ordinary Shares by the Company’s shareholders in accordance with applicable Irish law (the “Shareholder Approval”), and the clearance of an initial listing application filed by the Company with Nasdaq. If such conditions for the Preferred Shares Conversion occur, the Company will be required to issue a number of Class A Ordinary Shares that will represent more than 50% of the issued and outstanding Class A Ordinary Shares, which will substantially dilute the percentage ownership of our shareholders prior to the Preferred Shares Conversion.

Under the Senior Convertible Notes, dated as of March 3, 2025, in the aggregate original principal amount of $1,300,000 (the “March 2025 Notes”), which have an aggregate original principal amount of $1,300,000, the Company may be required to issue up to approximately 3,342,411 Class A Ordinary Shares (subject to rounding up of fractional shares to the nearest whole number), upon full conversion of all principal and interest through maturity, at the initial conversion price of $0.4364 per share, which is subject to downward adjustment upon the occurrence of certain events, and assuming that no event of default occurs under the March 2025 Notes. Upon an event of default under the March 2025 Notes, the March 2025 Notes provide that the interest rate will increase to 22% until the default is cured, which will increase the number of shares issuable upon conversion of accrued and unpaid interest. In addition, from and after the occurrence of an event of default, any of the March 2025 Note holders may convert any portion of the amounts outstanding under the March 2025 Notes into a number of Class A Ordinary Shares equal to 115% of the converted dollar amount at the March 2025 Notes’ alternate conversion price, which is equal to the lowest of (a) the conversion stated above, subject to downward adjustment; and (b) the greater of (x) a floor price, which is initially equal to $0.0793, subject to downward adjustment to equal 20% of the lower of the closing price or the average closing price for the five consecutive trading days immediately prior to every six-month anniversary of the issuance date of the March 2025 Notes, and (y) 80% of the lowest volume weighted average price (“VWAP”) of the Class A Ordinary Shares during the five consecutive trading days immediately prior to the date on which the Company receives written notice of such conversion from such holder. As a result, in order to discharge the Company’s indebtedness under the March 2025 Notes, the Company may elect to or be required to issue additional Class A Ordinary Shares at the applicable floor price. In addition, we are required to issue up to 2,864,397 Class A Ordinary Shares upon exercise of the Company’s warrants, dated as of March 3, 2025 (the “March 2025 Warrants”), at the initial exercise price. Such share amounts under both the March 2025 Notes and the March 2025 Warrants may be required to be further increased upon the effect of full-ratchet antidilution provisions, without any increase in cash or other additional consideration. Conversions and exercises of the March 2025 Notes and the March 2025 Warrants may therefore result in significant dilution of outstanding Class A Ordinary Shares.

Under the Senior Convertible Notes, dated as of January 10, 2025, in the aggregate original principal amount of $1,231,250 (the “January 2025 Notes”), which have an aggregate original principal amount of $1,231,250, the Company may be required to issue up to approximately 2,469,845 Class A Ordinary Shares (subject to rounding up of fractional shares to the nearest whole number), upon full conversion of all principal and interest through maturity, at the initial conversion price of $0.559 per share, which is subject to downward adjustment upon the occurrence of certain events, assuming that no event of default occurs under the January 2025 Notes. Upon an event of default under the January 2025 Notes, the January 2025 Notes provide that the interest rate will increase to 22% until the default is cured, which will increase the number of shares issuable upon conversion of accrued and unpaid interest. In addition, from and after the occurrence of an event of default, any of the January 2025 Note holders may convert any portion of the amounts outstanding under the January 2025 Notes into a number of Class A Ordinary Shares equal to 115% of the converted dollar amount at the January 2025 Notes’ alternate conversion price, which is equal to the lowest of (a) the conversion price stated above, subject to downward adjustment; and (b) the greater of (x) a floor price, which is initially equal to $0.1118, subject to downward adjustment to equal 20% of the lower of the closing price or the average closing price for the five consecutive trading days immediately prior to every six-month anniversary of the issuance date of the January 2025 Notes, and (y) 80% of the lowest VWAP of the Class A Ordinary Shares during the five consecutive trading days immediately prior to the date on which the Company receives written notice of such conversion from such holder. As a result, in order to discharge the Company’s indebtedness under the January 2025 Notes, the Company may elect to or be required to issue additional Class A Ordinary Shares at the applicable floor price. In addition, we are required to issue up to 2,292,040 Class A Ordinary Shares upon exercise of the Company’s warrants, dated as of January 10, 2025 (the “January 2025 Warrants”), at the initial exercise price. Such share amounts under both the January 2025 Notes and January 2025 Warrants may be required to be further increased upon the effect of full-ratchet antidilution provisions, without any increase in cash or other additional consideration. Conversions and exercises of the January 2025 Notes and the January 2025 Warrants may therefore result in significant dilution of outstanding Class A Ordinary Shares.

Under the Securities Subscription Agreement, dated November 21, 2023 (the “November 2023 Subscription Agreement”), by and between the Company and the investor parties to such agreement (the “November 2023 Investors”), up to $18.85 million of convertible promissory notes remain issuable to the November 2023 Investors. The actual conversion price under such promissory notes will be the higher of (a) a minimum conversion price initially based on a percentage of the last closing price of the Class A Ordinary Shares immediately preceding the issuance of the promissory notes, subject to adjustment, and (b) 90% of the VWAP of the Class A Ordinary Shares on a single trading day selected by the holder out of the five trading days immediately prior to the conversion date, subject to adjustment. The actual number of shares issuable upon exercise of the warrants to be issued with the promissory notes will be equal to the quotient of (a) 30% of the principal amount of the related promissory note issued to the holder at closing divided by (b) 130% of the VWAP of the Class A Ordinary Shares for the five trading days immediately preceding the applicable closing date, and such warrants will have an exercise price equal to 130% of the VWAP of the Class A Ordinary Shares for the five trading days immediately preceding the applicable closing date. Subject to these provisions, and assuming a minimum conversion price of $0.10 per share, the promissory notes that may be issuable under the November 2023 Subscription Agreement would be convertible by the holders into an aggregate of up to 188,500,000 Class A Ordinary Shares. Additionally, assuming all $18.85 million of such promissory notes are issued pursuant to the November 2023 Subscription Agreement, we would also be required to issue to the investor warrants to purchase an aggregate of up to 37,700,000 Class A Ordinary Shares (assuming an exercise price of $0.15 per share) pursuant to the terms of the November 2023 Subscription Agreement.

Such conversions and exercises could cause the holders of the March 2025 Notes, the March 2025 Warrants, the January 2025 Notes, the January 2025 Warrants, and the November 2023 Investors, or their designees, to collectively own more than 90% of the Class A Ordinary Shares outstanding based on  24,244,174 Class A Ordinary Shares outstanding as of May 2, 2025, resulting in severe dilution of outstanding Class A Ordinary Shares.

We also expect that significant additional capital may be needed in the future to continue our planned operations, including expanding research and development, hiring new personnel, marketing our products, and continuing activities as an operating public company. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may sell Class A Ordinary Shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell Class A Ordinary Shares, convertible securities, or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights superior to our existing shareholders.

Future issuances of debt securities, which would rank senior to the Class A Ordinary Shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to the Class A Ordinary Shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in the Class A Ordinary Shares.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of the Class A Ordinary Shares. Moreover, if we issue preferred shares, the holders of such preferred shares could be entitled to preferences over holders of Class A Ordinary Shares in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred shares in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of the Class A Ordinary Shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in the Class A Ordinary Shares.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, if they adversely change their recommendations regarding the Class A Ordinary Shares or public warrants, or if our operating results do not meet their expectations or any financial guidance we may provide, the trading price or trading volume of the Class A Ordinary Shares or public warrants could decline.

The trading market for the Class A Ordinary Shares or public warrants depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over independent analysts. If we obtain independent securities or industry analyst coverage and if one or more of the analysts who covers us downgrades the Class A Ordinary Shares or public warrants, changes their opinion of the Class A Ordinary Shares or public warrants, or publishes inaccurate or unfavorable research about our business, the price of the Class A Ordinary Shares or public warrants would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for the Class A Ordinary Shares or public warrants could decrease and we could lose visibility in the financial markets, which could cause the Class A Ordinary Shares or public warrants’ price and trading volume to decline. In addition, we may be expected to provide various measures of financial guidance, possibly including guidance related to non-GAAP financial measures, and, if we do not meet any financial guidance that we may provide to the public, if we do not meet expectations of securities analysts or investors, or if our guidance is misunderstood by securities analysts or investors, the trading price of the Class A Ordinary Shares or public warrants could decline significantly. Our operating results may fluctuate significantly from period to period as a result of changes in a variety of factors affecting us or our industry, many of which are difficult to predict. As a result, we may experience challenges in forecasting our operating results for future periods.

An active trading market of the Class A Ordinary Shares or public warrants may not be sustained, and investors may not be able to resell their Class A Ordinary Shares or public warrants at or above the price for which they purchased such securities.

An active trading market for the Class A Ordinary Shares and public warrants may not be sustained. In the absence of an active trading market for the Class A Ordinary Shares or public warrants, investors may not be able to sell their Class A Ordinary Shares or public warrants, respectively, at or above the price they paid at the time that they would like to sell. In addition, an inactive market may impair our ability to raise capital by selling shares or equity securities and may impair our ability to acquire business partners by using the Class A Ordinary Shares or public warrants as consideration, which, in turn, could harm our business.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Corporate History of Fusion Fuel Green PLC

Fusion Fuel Green PLC was incorporated in Ireland on April 3, 2020 as a private limited company under the name “Dolya Holdco 3 Limited”. On July 14, 2020, the Company changed its name to Fusion Fuel Green Limited. On October 2, 2020, the Company converted into a public limited company incorporated in Ireland under the name “Fusion Fuel Green PLC”. On December 10, 2020, the Company completed a business combination pursuant to that certain Amended and Restated Business Combination Agreement, dated as of August 25, 2020 (the “Business Combination Agreement”), among the Company, HL Acquisitions Corp., a British Virgin Islands business company (“HL”), Fusion Welcome - Fuel, S.A., a public limited company domiciled in Portugal, now known as Fusion Fuel Portugal, S.A. (“Fusion Fuel Portugal”), Fusion Fuel Atlantic Limited, a British Virgin Islands business company and wholly owned subsidiary of the Company (“Merger Sub”), and the shareholders of Fusion Fuel Portugal (“Fusion Fuel Shareholders”). Pursuant to the Business Combination Agreement, (i) Merger Sub merged with and into HL (the “Merger”), with HL being the surviving entity of the Merger and becoming a wholly-owned subsidiary of the Company, and (ii) the Company acquired all of the issued and outstanding shares of Fusion Fuel Portugal. As a result of this business combination transaction, Fusion Fuel Portugal and HL became wholly-owned subsidiaries of the Company and the former security holders of Fusion Fuel Portugal and HL became security holders of the Company.

From the date of the consummation of the Business Combination Agreement to November 11, 2024, the Company offered green hydrogen products and services, primarily through Fusion Fuel Portugal and its subsidiaries.

During 2024, the former production and sale of the Company’s miniaturized Proton Exchange Membrane (“PEM”) green hydrogen electrolyzer product line and research and development activities, which were conducted through Fusion Fuel Portugal and its subsidiaries, were discontinued due to lack of capital. On November 11, 2024, Fusion Fuel Portugal filed for insolvency in the civil court of Sintra, Portugal, and is currently undergoing insolvency proceedings. It is expected that the assets held by Fusion Fuel Portugal and its subsidiaries (collectively, the “Legacy Hydrogen Entities”), will be disposed of through a liquidation process. As a result, the Company’s former green hydrogen business was effectively terminated.

Since December 1, 2024, the Company’s operations have primarily consisted of the operations of QIND and its 51%-owned subsidiary, Al Shola Gas. See “—Acquisition of Quality Industrial Corp. – November 2024 Stock Purchase Agreement”.

On December 19, 2024, the Company’s shares representing 50% of the share capital of P2X Spain Sociedad Limitada, a Spanish company (formerly Fusion Fuel Spain, S.L.) (“P2X Spain”), were transferred to a third party, subject to an agreement, dated February 7, 2025, among the Company, P2X Spain, Eree Desarrollos Empresariales S.L., and Greatrex Family Enterprises, LDA. The agreement provides that subject to the non-fulfillment of certain conditions on or before August 7, 2025, the parties will acknowledge that such transfer is fully effective and that the third-party transferee has become the sole owner with full legal title to the shares of P2X Spain Sociedad Limitada.

On February 17, 2025, Bright Hydrogen Solutions was incorporated in Ireland as a private company limited by shares wholly-owned by the Company. Bright Hydrogen Solutions was formed to launch our planned comprehensive hydrogen project solutions service. The former hydrogen business operations and assets of Fusion Fuel Portugal and its subsidiaries will not be part of Bright Hydrogen Solutions’ services due to Fusion Fuel Portugal’s pending insolvency proceedings.

Acquisition of Quality Industrial Corp. – November 2024 Stock Purchase Agreement

On November 18, 2024, pursuant to the QIND Purchase Agreement, the QIND Sellers agreed to sell the QIND Sellers’ Shares, consisting of 78,312,334 shares of common stock and 20,000 shares of Series B Preferred Stock of QIND, constituting approximately 69.36% of the capital stock of QIND, to the Company. In exchange, the Company was required to issue the Ordinary Shares Consideration, constituting 19.99% of the issued and outstanding Class A Ordinary Shares, and an aggregate of 4,171,327 Series A Preferred Shares (the “Preferred Shares Consideration”), to the QIND Sellers. The Purchase Agreement provided that, subject to the satisfaction or waiver of the conditions set forth in the Purchase Agreement, the Company was required to consummate the transactions (the “QIND Transactions”) contemplated by the Purchase Agreement at the date (the “QIND Closing Date”) of the closing of the QIND Transactions (the “QIND Closing”).

The conditions to the QIND Closing included, among other things, the written resignation of Frederico Figueira de Chaves as Chief Executive Officer of the Company effective as of the QIND Closing Date, and the appointment of John-Paul Backwell, the Chief Executive Officer of QIND, as the Chief Executive Officer of the Company effective as of the QIND Closing Date. In addition, the Company, QIND, and each director and officer of the Company that held equity securities in the Company (collectively, the “Company Equityholders”) and each of the QIND Sellers were required to enter into a lock-up agreement which provided that the Company Equityholders and the QIND Sellers will each be prohibited from transferring, entering into short sales, granting proxies or powers of attorney, or offering or agreeing to do any of the foregoing during the 180-day period beginning on the QIND Closing Date, subject to certain exceptions.

On November 26, 2024, the conditions to the QIND Closing were satisfied in all material respects, and therefore is considered to be the QIND Closing Date. On that date, the Company instructed its transfer agent to issue the Company Shares Consideration to the QIND Sellers, the Ordinary Shares Consideration was subsequently issued to Ilustrato, and the Series A Preferred Shares were subsequently issued pro-rata to the QIND Sellers, with Ilustrato’s allocation of the Series A Preferred Shares reduced by the Ordinary Shares Consideration. On November 26, 2024, the QIND Sellers delivered to QIND’s transfer agent all of the necessary documentation to effect the transfer of the QIND Sellers’ Shares to the Company, which were subsequently transferred to the Company. As of December 1, 2024, the Company had gained effective control over QIND’s operations.

The Series A Preferred Shares were issued pursuant to a Certificate of Designation of Preferences, Benefits and Limitations of Series A Convertible Preferred Shares, which was filed with the Companies Registration Office of Ireland on December 13, 2024 (the “Series A Certificate of Designation”).Pursuant to the Series A Certificate of Designation, the Series A Preferred Shares rank on parity with the Class A Ordinary Shares as to distributions of assets upon liquidation. The Series A Preferred Shares will have no voting rights except as required by the Irish Companies Act and with respect to amendments to the Series A Certificate of Designation or the constitution of the Company that adversely affect the terms of the Series A Preferred Shares. On the later of the date of the Shareholder Approval or the clearance of the initial listing application filed by the Company with Nasdaq, the Preferred Shares Conversion will occur, in which each of the Series A Preferred Shares will automatically convert into ten Class A Ordinary Shares, subject to adjustment upon the occurrence of share dividends, share splits, reverse share splits, or certain similar transactions, or certain corporate transactions of the Company including a merger, sale of all or substantially all assets, purchase of 50% or more of the Class A Ordinary Shares, recapitalization, or acquisition by another person of more than 50% of the outstanding Class A Ordinary Shares. If the Shareholder Approval is not obtained at the Shareholders Meeting (as defined below) by the Extended Meeting Deadline (as defined below), the Company will, subject to applicable law, be required to repurchase all of the outstanding Series A Preferred Shares held by each of the QIND Sellers.

Pursuant to the QIND Purchase Agreement, following the QIND Closing Date, the Company, QIND, and the QIND Sellers will enter into an agreement and plan of merger (the “QIND Merger Agreement”). The QIND Purchase Agreement states that the parties intend that after the QIND Closing, subject to the terms of the QIND Merger Agreement and the receipt of any necessary shareholder, regulatory, and Nasdaq consents or approvals, QIND will merge into a newly-formed, wholly-owned Nevada subsidiary of the Company (the “QIND Merger”). Upon completion of the QIND Merger, QIND will become the surviving entity and a wholly owned subsidiary of the Company.

If, as of the QIND Closing Date, the Company has any indebtedness for borrowed money or liabilities in excess of $1,350,000 relating to the period prior to the QIND Closing (the “Closing Debt Cap”), then the Company will issue to the security holders of QIND immediately prior to the QIND Closing (the “Legacy QIND Security holders”), including the QIND Sellers, as soon as practicable following the closing of the QIND Merger, a number of additional Class A Ordinary Shares (the “Adjustment Shares”) that will be determined by dividing the dollar amount by which the actual indebtedness for borrowed money of the Company exceeds the Closing Debt Cap by the quotient obtained by dividing $40,730,000 by the number of Class A Ordinary Shares outstanding at the effective time of the QIND Merger on a fully-diluted basis. The Adjustment Shares will be issued to the Legacy QIND Security holders on a pro-rata basis based upon the number of shares of QIND common stock held by the Legacy QIND Security holders at the effective time of the QIND Merger; provided, however, that for this purpose, the QIND Sellers will be deemed to hold at the effective time of the QIND Merger such number of shares of QIND common stock (assuming the conversion of QIND preferred stock held by the QIND Sellers into shares of QIND common stock in accordance with their terms) as they held at the time that the QIND Sellers entered into the Purchase Agreement.

In addition, in connection with the QIND Purchase Agreement, the board of directors of the Company approved resolutions that: (i) approved the QIND Purchase Agreement, the Series A Certificate of Designation, the QIND Transactions, and the QIND Merger; (ii) approved the payment of the Company Shares Consideration, (iii) directed that the issuance of the Class A Ordinary Shares underlying the Series A Preferred Shares pursuant to the Preferred Shares Conversion, the amendment and restatement of the constitution of the Company, including the change of the name of the Company to such name as shall be designated by the QIND Sellers (the “Amended Company Charter”), and the election of the New Directors (as defined below) be submitted for consideration at the Shareholders Meeting, and (iv) recommended to the shareholders of the Company that they approve the Preferred Shares Conversion, the Amended Company Charter, and the election of the New Directors (the “Board Recommendation”).

Stock Purchase Agreement – Covenants

The QIND Purchase Agreement provides that the following covenants will apply:

●	Within ten days of the date of the QIND Purchase Agreement, the Company will cause its officers and directors who hold shares or convertible securities of the Company (the “Company Insiders”) to execute a voting agreement.

●	After the date of the QIND Purchase Agreement, the Company will use commercially reasonable efforts to raise at least $5,000,000 in one or more financing transactions (the “Company Financing”). QIND and the QIND Sellers are required to support and assist the Company in connection with the Company Financing. 50% of the proceeds from the Company Financing will be set aside and made available expressly for QIND to use for its working capital and corporate needs and the remaining 50% of such funds will be set aside and made available expressly for the businesses of the Company existing immediately prior to the QIND Closing to use for its working capital and corporate needs. To split the net proceeds of the Company Financing as described above, the Company will make loans of one-half of the net proceeds (or such lesser amount as agreed to by the parties to the QIND Purchase Agreement) to QIND. Such loans will be (i) forgiven upon the Preferred Shares Conversion or (ii) repaid if the QIND Transactions are unwound in accordance with the QIND Purchase Agreement. The Company and QIND are required to cooperate to structure such allocation of proceeds and the use of such proceeds on a mutually agreeable basis. The Company will utilize its portion of the net proceeds of the Company Financing to pay off any indebtedness for borrowed money, accounts payable and other liabilities.

●	Any proceeds received by the Company in connection with the Subscription Agreement, dated as of August 28, 2024, between the Company and the investor signatory thereto (the “August 2024 Subscription Agreement”), must be used to repay certain funds that were received by certain subsidiaries of the Company or entities organized under Portuguese law by the Company, up to the lesser of (a) the amount of such funds that must be repaid pursuant to the terms and conditions for the receipt of such funds, or (b) €10 million. In the event that (i) any shares or securities of the Company are issued in connection with the August 2024 Subscription Agreement prior to the effectiveness of the QIND Merger, (ii) the proceeds are used to repay certain funds that were received by certain subsidiaries of the Company or entities organized under Portuguese law by the Company, and (iii) the satisfaction of the terms and conditions for the consummation of the QIND Merger pursuant to the QIND Purchase Agreement and the QIND Merger Agreement, then, within three business days of the QIND Merger, the Company will issue a number of Class A Ordinary Shares to the QIND Sellers that will cause their percentage ownership of the Company to be the percentage that the QIND Sellers would have owned but for the occurrence of any such issuances in connection with the August 2024 Subscription Agreement as to which the proceeds were used to repay the funds.

●	From the date of the QIND Purchase Agreement through the period ending on the earlier of (i) the Preferred Shares Conversion, (ii) the repurchase of the Company Shares Consideration from the QIND Sellers in exchange for the QIND Sellers’ Shares, and (iii) the termination of the QIND Purchase Agreement (the “Restricted Period”), the Company will not sell, transfer, or otherwise encumber the QIND Sellers’ Shares acquired under the QIND Purchase Agreement without the prior written consent from the QIND Sellers. In addition, during the Restricted Period, the Company will not, without the written consent of QIND, which may not be unreasonably withheld, and QIND will not, without the written consent of the Company, which may not be unreasonably withheld, among other things: (i) Declare any dividends; (ii) adjust, split, combine, reclassify, redeem, purchase, acquire, issue (other than pursuant to the exercise or conversion of convertible securities outstanding on the date of the QIND Purchase Agreement), or enter into any contract with respect to the sale, voting, registration, or repurchase of capital stock; (iii) incur more than a certain amount and/or type of indebtedness; (iv) sell any assets; (v) acquire material assets, properties, or business organizations; (vi) enter into certain types of contracts; (vii) make certain loans; (viii) commence, settle, or take certain other actions with respect to legal actions pending before any governmental or regulatory body; (ix) enter into transactions with any affiliate or shareholder that would reasonably be expected to materially delay or prevent the consummation of the QIND Transactions or the QIND Merger or that would be required to be described under Item 404 of Regulation S-K of the SEC in the Company or QIND’s SEC filings; or (x) increase or extend the compensation of any employees, directors, or officers or take certain other actions with respect to employees of the Company or QIND.

●	As soon as practicable after the date of the QIND Purchase Agreement, and in any case no less than six weeks prior to the Shareholders Meeting, Purchaser will file an initial listing application with Nasdaq. The Company, the QIND Sellers and QIND are required to use their commercially reasonable efforts to respond to any questions or comments of the staff of Nasdaq.

●	The Company will deliver the certificates representing the QIND Sellers’ Shares to a third-party agent on terms and conditions to be mutually agreed upon by the parties to the QIND Purchase Agreement to hold in escrow until the expiration of the Restricted Period such that (i) if the Shareholder Approval is not obtained, then such certificates will be delivered to the QIND Sellers, and (ii) upon occurrence of the Shareholder Approval, such certificates will be delivered to the Company.

●	The Company will be required to take all steps necessary to cause the Class A Ordinary Shares issued to the QIND Sellers in connection with the QIND Transactions to be approved for listing (subject to notice of issuance) on Nasdaq at or after the QIND Closing pursuant to Nasdaq rules and regulations.

●	The Company, QIND, and the QIND Sellers will enter into the QIND Merger Agreement.

●	As promptly as practicable following the QIND Closing Date and the execution and delivery of the QIND Merger Agreement, and after reasonable consultation with QIND, the Company will duly call, convene and hold a special meeting of the holders of the Class A Ordinary Shares (the “Shareholders Meeting”), to be held on a date (the “Initial Meeting Deadline”) no later than 45 days after the effective date (the “Registration Statement Effective Date”) of a registration statement on Form F-4 or such other applicable form (the “Registration Statement”) to be filed with the SEC, unless otherwise required by applicable laws, in accordance with Irish law, including the Irish Companies Act, and the Company’s organizational documents. As promptly as practicable after the mailing of a proxy statement/prospectus relating to the matters to be submitted to the shareholders of the Company at the Shareholders Meeting (the “Proxy Statement”), the Company will solicit proxies from the holders of Class A Ordinary Shares to vote in accordance with the recommendation of the board of directors (the “Shareholder Approval”) with respect to (i) the Preferred Shares Conversion in compliance with all applicable laws and regulations, including, but not limited to, Irish law, including the Irish Companies Act, and the rules and regulations of Nasdaq, (ii) the Amended Company Charter, (iii) the election of the New Directors, (iv) if the parties to the QIND Purchase Agreement determine that approval of the QIND Merger by the Company’s shareholders is required, the QIND Merger, (v) approval to opt out of Rule 9 of the Irish Takeover Panel Act, 1997, Takeover Rules, 2022, (vi) the adjournment of such meeting in accordance with the terms and conditions of the QIND Purchase Agreement, and (vii) any other proposal or proposals that the Company reasonably deems necessary or desirable to consummate the QIND Transactions and the QIND Merger. The Company will be required to use its best efforts to obtain the Shareholder Approval by the Initial Meeting Deadline, including, without limitation, by causing (x) the Company’s board of directors not to withdraw the Board Recommendation, (y) the Company Insiders to be present at the Shareholders Meeting for quorum purposes, and (z) the Company Insiders to vote their respective Class A Ordinary Shares in accordance with the Board Recommendation. The QIND Purchase Agreement provides that the Company may postpone or adjourn the Shareholders Meeting: (A) with the consent of QIND; (B) for the absence of a quorum (other than due to the failure of Company Insiders); or (C) to allow reasonable additional time (not to exceed 20 days) for the filing and distribution of any supplemental or amended disclosure with respect to the QIND Transactions or the QIND Merger that the board has determined in good faith (after consultation with its outside legal counsel) is necessary under applicable laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s shareholders prior to the Shareholders Meeting. Prior to the mailing of the Registration Statement, the Company will be entitled to engage a proxy solicitor that is reasonably satisfactory to QIND and the QIND Sellers, and the Company will keep QIND and the QIND Sellers reasonably informed regarding its solicitation efforts and proxy tallies following the mailing of the Proxy Statement. In connection with the above, the board will be required to take all necessary action to ensure that the restrictions on business combinations that are provided for in the Irish Companies Act, and any other similar law applicable to the Company, will not apply to the QIND Purchase Agreement, the QIND Transactions, and the QIND Merger, including by approving the QIND Purchase Agreement and certain related agreements, documents and certificates to which the Company is or will be a party.

●	If, despite the Company’s reasonable best efforts, the Shareholder Approval is not obtained by the Initial Meeting Deadline, the Company will be required, during the period beginning on the Initial Meeting Deadline and continuing for 180 days thereafter (the “Extended Meeting Deadline”), cause one or more additional shareholder meetings to be held so as to obtain the Shareholder Approval.

●	If the Registration Statement cannot include any Adjustment Shares required to be issued pursuant to the QIND Purchase Agreement, then the Company will be required to file a separate registration statement that registers the issuance of the Adjustment Shares and use commercially reasonable efforts to cause such other registration statement to become effective as soon as practicable.

●	Each of the Company and QIND must take all necessary actions so that, immediately upon adjournment of the Shareholders Meeting or additional shareholders meeting held prior to the Extended Meeting Deadline at which the Shareholder Approval is obtained, the board will be comprised of: (w) one individual as designated by the Company and who shall be designated in writing pursuant to the QIND Merger Agreement; (x) one individual as designated by QIND and who shall be designated in writing pursuant to the QIND Merger Agreement; (y) two individuals that qualify as “independent” under the Nasdaq rules as designated by QIND and who shall be designated in writing under the QIND Merger Agreement; and (z) one individual that qualifies as “independent” under the Nasdaq rules as designated jointly by the Company and QIND and who is designated in writing under the QIND Merger Agreement, provided that a majority of these designees must qualify as an “independent director” under Nasdaq rules and regulations (collectively, the “New Directors”).

●	Within three business days of obtaining the Shareholder Approval, the Company will file the Amended Company Charter with the Companies Registration Office of Ireland or as otherwise required to be effective under Irish law.

Stock Purchase Agreement – Unwinding and Termination Provisions

The QIND Purchase Agreement contains the following unwinding and termination provisions:

●	The Company will be required to repurchase the Company Shares Consideration from the QIND Sellers, in whole, and return the QIND Sellers’ Shares to the QIND Sellers, (i) within 15 calendar days after the Extended Meeting Deadline if despite the Company’s reasonable best efforts, the Shareholder Approval is not obtained by the Extended Meeting Deadline; or (ii) if the Company fails to allocate cash raised from the Company Financing in compliance with the QIND Purchase Agreement, and the Company continues to fail to do so within five calendar days after written notice from QIND, then within 10 calendar days after the date of QIND’s notice to complete such repurchase. The QIND Purchase Agreement will automatically terminate upon such repurchase.

●	The QIND Purchase Agreement may be terminated by any party before the end of the Restricted Period, by written notice, if (a) the QIND Closing does not occur by the date that is 30 days from the date of the QIND Purchase Agreement, provided that the party seeking termination is not in material breach of the QIND Purchase Agreement, or (b) a law or order by any governmental or regulatory body (including Nasdaq) permanently prohibits the consummation of the QIND Transactions.

If the QIND Purchase Agreement is validly terminated, it will become void without further obligations or liabilities, except if termination results from fraud or willful and material failure to perform or breach, then the responsible party will be liable for damages as a result of such breach. Certain provisions, including confidentiality, fees and expenses, and miscellaneous terms, will continue to apply after termination.

The QIND Purchase Agreement also contains customary representations, warranties, and covenants, including customary restrictive covenants. The QIND Purchase Agreement provides for mutual indemnification provisions. Indemnification obligations with respect to claims relating to breaches of required representations under the QIND Purchase Agreement or certain related agreements, documents, or certificates are limited to claims of maximum damages of $4,000,000 and claims exceeding $400,000, except that no such limits apply with respect to claims of breach of certain representations considered to be fundamental under the QIND Purchase Agreement or with respect to claims of acts of fraud or willful misconduct. Indemnification obligations under the QIND Purchase Agreement will survive until the earlier of the Preferred Shares Conversion or 24 months following the QIND Closing Date, except that indemnification for claims of breach of certain representations considered to be fundamental under the QIND Purchase Agreement or with respect to claims of acts of fraud, willful misconduct or intentional misrepresentation will survive until the expiration of the applicable statute of limitations. The QIND Sellers’ indemnification obligations will be shared on a pro-rata basis.

Corporate History of Quality Industrial Inc.

QIND was incorporated in the state of Nevada on May 4, 1998. On May 28, 2022, Ilustrato acquired 77.4% of the outstanding shares of QIND. In connection with Ilustrato’s acquisition of QIND, QIND’s name was changed from Wikisoft Corp. to Quality Industrial Corp. by way of a short-form merger with QIND’s wholly-owned subsidiary, Quality Industrial Corp. Since August 4, 2022, OTC Markets Group Inc. has provided quotation services for QIND’s common stock under the ticker symbol “QIND”.

On March 27, 2024, QIND entered into a Share Purchase Agreement, dated as of March 27, 2024, between QIND and Al Shola Gas (the “ASG Purchase Agreement”), to acquire a 51% interest in Al Shola Gas. The closing of the transaction occurred with the execution of the ASG Purchase Agreement. On April 8, 2025, QIND entered into an Amendment Agreement in respect of the Share Purchase Agreement, dated as of April 8, 2025, among QIND, Al Shola Gas, Safir Ahammed (“Ahammed”), and Mohamed Hilal Saeed Muroushad Almheiri (“Almheiri”). As amended, the ASG Purchase Agreement provided that Sanjeeb Sahir (“Sahir”), Ahammed, and Almheiri (together with Sahir and Ahammed, the “ASG Sellers”) will transfer 153 of the 300 outstanding shares of Al Shola Gas to QIND at the closing of the transaction pursuant to the ASG Purchase Agreement for a purchase price of $10,000,000, to be paid by QIND to the ASG Sellers, as follows: (1) $9 million will be paid in the form of national exchange-listed stock or cash, in eight quarterly tranches over a period of 24 months, beginning from the first quarter following QIND’s uplist to a national exchange, as follows: (a) $3,600,000 of the cash or stock will be paid to Sahir; (b) $3,600,000 of the cash or stock will be paid to Ahammed; and (c) $1,800,000 of the cash or stock will be paid to Almheiri, with the value of any stock issued protected by make whole agreement(s), and with each tranche subject to a 12-month leak-out agreement; and (2) $1 million cash will be paid within 12 months of the closing and at the soonest possible time, as follows: (a) $400,000 will be paid to Sahir; (b) $400,000 will be paid to Ahammed; and (c) $400,000 will be paid to Almheiri. As amended, the ASG Purchase Agreement provides that the Sellers confirm receipt of $200,000 from QIND during the first quarter of 2025, and that amount will be deducted from the purchase price.

Pursuant to the terms of the ASG Purchase Agreement, QIND will elect two non-paid directors of Al Shola Gas, including Chairman of the Board, and one non-paid director of Al Shola Gas will be elected by the other Al Shola Gas shareholders. QIND obtained immediate control of Al Shola Gas upon execution of the ASG Purchase Agreement. Full operational control of Al Shola Gas will be retained by existing management unless the board of directors designated under the ASG Purchase Agreement determines otherwise due to a breach of the ASG Purchase Agreement, ongoing poor performance, or if structural changes are recommended in line with the laws governed by the ASG Purchase Agreement which will be decided and approved by the board of directors designated under the ASG Purchase Agreement. Al Shola Gas will make payment along with interest, if any, to the Company from revenue proceeds before disbursement of dividends in four yearly equal installments, starting in 2025. The Company will have the right but not the obligation to purchase the remaining 49% of Al Shola Gas’s shares for a two-year period from the closing date at an amount prorated to the purchase price. The board of directors of Al Shola Gas will determine a mutually agreed management fee to be paid to the Company for services.

Corporate Information

Our corporate address and registered office is located at 9 Pembroke Street Upper, Dublin D02 KR83 Ireland. The phone number of our corporate office and registered office is +353 1 961 9350.

Our agent for service of process in the United States is Jeffrey E. Schwarz, whose business address and telephone number are: P.O. Box #347, East Hampton, NY 11937, (917) 742-2521.

Our websites can be found at https://www.fusion-fuel.eu, www.qualityindustrialcorp.com and https://alsholagas.ae. The information contained on our websites is not a part of this Annual Report, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in the Class A Ordinary Shares or public warrants.

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

4.B. Business Overview

Overview of the Former Green Hydrogen Business

From its inception until 2024, the Company was the provider of a miniaturized PEM electrolyzer, which the Company referred to as the “HEVO,” which could be attached to the back of concentrated photovoltaic (“CPV”) solar modules, creating a single solar to green hydrogen system. This combination of CPV solar modules and HEVOs was the Company´s first product and was called the HEVO-Solar. In 2023, the Company began commercializing a solution which the Company referred to as the HEVO-Chain solution. This product was built around the concept of the HEVOs working in sequence, making it easily scalable, and allowing it to operate with any type of electrical energy input. The Company shifted its offering to focus solely on the HEVO-Chain solution for any new proposals to clients given it was significantly easier to install and license, its lower space requirements and the fact that it could be used with any power input. The Company began to generate revenues from its electrolyzer system sales in 2023.

From 2022 until 2024, the Company operated a solar-to-green hydrogen demonstration and research and development plant in Evora, Portugal. In Benavente, Portugal, the Company operated an industrial electrolyzer production factory, which the Company sold subject to a lease-back contract in a €9.3 million transaction that generated net proceeds of approximately €7.5 million. As of the end of 2023, the Company had been contracted to provide its electrolyzer technology for five green hydrogen projects ranging from 300 kW to 1.25 MW of electrolyzer capacity, and engineering and procurement services ranging from providing engineering designs and specifications, providing the balance of plant equipment, and turnkey project delivery, subject to obtaining government support or grants through a tender process. On February 16, 2024, the Company announced that it had received notification from the European Commission that the Company’s HEVO-Portugal project was among 33 entities selected for approval under the Important Projects of Common European Interest Hy2Infra program.

The Company’s in-house production facility in Benavente, Portugal began the first production of the Company’s 4th generation HEVOs and its HEVO-Chain cube solution. This solution encased the HEVO in dedicated cube structures or in containers depending on project requirements.

During 2023, the Company took steps to deliver hydrogen production plants using its HEVO technology and related services and equipment for three different projects. The Company delivered the first full plant to a client, the Exolum Torrejon plant in Madrid, Spain. The Company also started the delivery of services, materials and equipment for Consejo Superior de Investigaciones Científicas (“CSIC”), the largest public institution dedicated to research in Spain, and for a building materials company operating in Spain. The Exolum Torrejon project used the Company’s HEVO-Solar solution. The CSIC project was designed to use a mix of HEVO-Solar and HEVO-Chain equipment. The Company’s third commercial project was a pure HEVO-Chain project. For all three projects, the Company undertook a substantial amount of the engineering work required for project completion and providing the balance of plant equipment.

Prior to 2024, the Company developed a series of projects in Portugal for which it aimed to secure key elements that make a project viable such as land, grant, permits, and potentially offtake agreements, before selling the project to a third party who would then make the capital investment to begin construction. The Company was in discussions and negotiations with various parties regarding the sale and/or an investment commitment for these projects. For these projects, the Company aimed to secure a provision contract with the final investor, whether with electrolyzer provisions, engineering or procurement services, or all three for certain cases.

On November 11, 2024, Fusion Fuel Portugal filed for insolvency in the civil court of Sintra, Portugal, and is currently undergoing insolvency proceedings. Subsequently, the former production and sale of the Company’s miniaturized PEM green hydrogen electrolyzer product line and research and development activities, which were conducted through the Legacy Hydrogen Entities, ceased and will not be continued. It is expected that the assets held by Fusion Fuel Portugal and its subsidiaries will be disposed of through a liquidation process. As a result, all business operations of the Company’s former green hydrogen business ceased as of November 11, 2024, and are not expected to be resumed.

Overview of the Planned Hydrogen Business

We plan to provide comprehensive green hydrogen project solutions, including advisory services, engineering, equipment sales, and project oversight. We expect to offer end-to-end project management, supporting clients from the initial feasibility stage through to operation and maintenance. By designing plants specifically for clients’ needs, without relying on predetermined specifications, we anticipate that we will ensure every solution is purpose-built. Our hydrogen service will specialize in sustainability and innovation, aiming to become a leading provider of green hydrogen technologies globally.

We will support plant owners and developers with end-to-end or partial solutions as they navigate the complexities of bringing a green hydrogen project to life, developing long-lasting client relationships. The range of our services will be comprehensive and include advising on each hydrogen project’s concept and proposal, engineering front-end loading (FEL) I – III studies, equipment procurement and sourcing, construction and regulatory compliance, and operation and maintenance procedures. Due to our experience from our legacy hydrogen business, we believe that our knowledge of the industry creates additional value for future projects.

We will provide comprehensive solutions for engineering, procurement, and construction (EPC) for hydrogen projects.

We will ensure that projects are delivered on schedule, within budget, and meet the required specifications. This service will include the integration of key technologies for the electrolyzers, balance of system, balance of plant, energy storage, fuel cells, and hydrogen supply infrastructure.

Our advisory services will include specialized expertise, strategic guidance, and technical insights to stakeholders involved in green hydrogen projects. We will assist in planning, development, feasibility, financing, and implementation of hydrogen-related projects. In an advisory capacity, we may work across various stages of a hydrogen project, from early-stage feasibility assessments to project financing and post-implementation solutions such as management consulting or operations.

In the initial phase of these planned services, we will staff specialist functions on a project-by-project basis to maintain low fixed costs. These specialists will fulfill highly specialized roles that can directly impact the quality of the project delivered to a client and need careful selection and oversight. Over time, we plan to bring certain of these functions in-house. We will look to outsource administrative functions where possible and for as long as possible. Where possible, specialists in this area will be hired on a project-by-project basis. Hydrogen project activities require in-depth knowledge of local regulations and practices. Depending on the size of contracts and potential risks involved, a senior legal hire may be required in a later phase of these services.

Overview of the Gas Distribution Business

Through our operating subsidiary, QIND, an industrial company specializing in the energy sector, and its operating subsidiary, Al Shola Gas, we provide comprehensive solutions for the LPG industry. Our services include consulting, designing, supplying, installing, and maintaining LPG systems, as well as the transportation and supply of LPG in both bulk and cylinder formats. We cater to a diverse range of clients, including commercial buildings, mixed-use apartment complexes, shopping centers, food courts, heavy industries, labor accommodations, catering units, commercial kitchens, and dining establishments. Our mission is to develop a next-generation industrial and energy corporation that meets the increasing global demand for high-quality, cost-effective, and sustainable energy solutions.

Al Shola Gas is based in Dubai, UAE, offering a broad range of specialized services, including:

●	Central Gas Systems (LPG):

●	Design, supply, construction, operation, and maintenance (certified by Dubai Civil Defense)

●	Design consultancy and project management

●	Repair and preventive maintenance

●	Billing and monitoring systems

●	LPG Supply and Distribution:

●	Supply of LPG in cylinders and bulk formats

●	LPG System Projects:

●	Design, supply, and installation of aboveground and underground LPG tanks, including all pipeline and instrumentation components

●	Installation and commissioning of LPG, propane, and synthetic natural gas-compatible systems

●	Pressure-reducing and distribution stations

●	Gas leak detection systems

●	LPG metering stations

●	Vaporizer systems

●	Deluge and sprinkler systems, along with other gas safety systems

Al Shola Gas specializes in the design, implementation, and maintenance of various LPG pipeline networks for commercial and industrial clients. We comply with Dubai Civil Defense regulations and international safety standards, offering warranty and safety certification as mandated by relevant regulations.

LPG Distribution – Cylinders

Al Shola Gas maintains an extensive LPG cylinder distribution network in Dubai, supported by a fleet of delivery trucks. Our centralized call center, along with a dedicated administrative team, allows it to distribute over 20,000 LPG cylinders each month.

LPG Distribution – Bulk Gas

Al Shola Gas is an approved supplier of bulk LPG, sourcing from the Emirates General Petroleum Corporation. We distribute more than 500,000 liters of bulk LPG each month. Our fleet consists of two 18,000-liter capacity trucks and one 25,000-liter capacity truck to support our bulk LPG supply operations.

Intellectual Property

Fusion Fuel Portugal filed two patents in 2020 and three provisional patents in 2022. Its rights to these patents are expected to be liquidated in connection with its entry into insolvency proceedings on November 11, 2024.

Al Shola Gas does not possess registered intellectual property rights. Its intellectual property lies in its specific design and engineering processes, personnel, capabilities, compliance, and certifications, which have established it as a trusted service provider and supplier in its region. Al Shola Gas holds the ISO 9001 Quality Management System certification.

Competition

Our planned hydrogen services business will encounter competition from various established energy companies and engineering firms providing similar services. Many of these competitors possess greater financial resources, established customer relationships, and extensive industry expertise, which could hinder the Company's ability to secure contracts and stand out in the market. The Company’s competitiveness relies on its capacity to showcase technical expertise, forge strategic partnerships, and deliver cost-effective solutions.

Al Shola Gas’s competitors are primarily UAE-based companies that specialize in gas distribution systems, such as Royal Development for Gas Works, Al Fanar Gas, and Lahej & Sultan.

Laws and Regulations

Hydrogen service providers worldwide must comply with a complex regulatory framework governing production, transportation, storage, and distribution, with specific requirements varying by jurisdiction. Key regulations include environmental and sustainability mandates (e.g., the European Union’s Renewable Energy Directive (RED III), U.S. Inflation Reduction Act incentives), safety and transport standards (e.g., Accord Dangereux Routier (ADR) in Europe, Department of Transportation in the U.S., and the UN Recommendations on the Transport of Dangerous Goods), infrastructure rules (e.g., the Alternative Fuels Infrastructure Regulation in the European Union, Japan’s Basic Hydrogen Strategy), and market regulations ensuring open access and certification compliance (e.g., Guarantees of Origin in the European Union, China’s hydrogen certification system).

LPG distribution and engineering service providers in Dubai are primarily regulated by the Dubai Municipality and Dubai Civil Defense, which enforce strict safety, storage, and transportation requirements in accordance with local laws. Licensing for LPG distributors and engineering firms necessitates compliance with technical standards, environmental guidelines, and periodic safety inspections. Across the broader Middle East, regulations vary by country but generally adhere to international safety standards, such as those set by the International Organization for Standardization (ISO). Gulf Cooperation Council countries, including Saudi Arabia, Qatar, and Oman, impose stringent controls on the importation, storage, and sale of LPG, with regulatory oversight from national energy and safety authorities.

Seasonality

Our business lines can be affected by seasonal trends. During specific holiday periods, business development may see a slowdown in negotiations and discussions with counterparties and clients, which could also affect the supply chain. Revenues from our planned hydrogen services may be influenced by seasonality, as solar radiation fluctuates throughout the year, leading to variations in hydrogen sales revenue from month to month.

The seasonality of revenue derived from LPG distribution services in the Middle East is typically not pronounced; nevertheless, demand fluctuations may still arise. Consumption of LPG may increase during winter months when the population in the region reaches its peak, resulting in higher gas consumption in residential facilities, hotels, and restaurants. A seasonal variation may be observed during the summer months when the demand for LPG can decline due to the extreme heat prevalent in the region, which generally leads to lower tourist activity and a decreased population density.

4.C. Organizational Structure

The following is a list of the subsidiaries of the Company:

●	Quality Industrial Corp., a 58.94% owned (as of May 2, 2025) subsidiary of Fusion Fuel Green PLC, a Nevada corporation formed on May 4, 1998.

●	Al Shola Al Modea Gas Distribution LLC, a 51%-owned subsidiary of Quality Industrial Corp., formed in the United Arab Emirates on March 18, 1990.

●	Bright Hydrogen Solutions Limited, a wholly-owned subsidiary of Fusion Fuel Green PLC, a private limited company incorporated in Ireland on February 17, 2025.

●	Fusion Fuel Portugal, S.A., a wholly-owned subsidiary of Fusion Fuel Green PLC, formed in Portugal on July 26, 2018.*

●	Fusion Fuel USA, Inc., a wholly-owned subsidiary of Fusion Fuel Green PLC, a Delaware corporation formed on April 21, 2021.

●	Fusion Fuel Australia, PTY Ltd., a wholly-owned subsidiary of Fusion Fuel Green PLC, formed in Australia on July 1, 2021.

●	Fusion Fuel Australia – Pilot PTY Ltd., a wholly-owned subsidiary of Fusion Fuel Australia, PTY Ltd, formed on July 1, 2021 in Australia.

●	Fusion Fuel Morocco, S.A.S., a wholly-owned subsidiary of Fusion Fuel Green PLC, formed in Morocco on May 31, 2022.**

●	Hanoi Asset Management, S.L., our wholly-owned subsidiary, formed in Spain on March 16, 2023.

●	Fuel Cell Évora I, Unipessoal LDA, wholly-owned by Fusion Fuel Portugal, formed in Portugal on January 1, 2021.*

●	Fuel Cell Évora II, Unipessoal LDA, wholly-owned by Fusion Fuel Portugal, formed in Portugal on January 1, 2021.*

●	Hevo Sines, Unipessoal LDA, wholly-owned by Fusion Fuel Portugal, formed in Portugal on June 1, 2022.*

●	Hevo Sines II, Unipessoal LDA, wholly-owned by Fusion Fuel Portugal, formed in Portugal on June 1, 2022.*

●	Hevo Sines III, Unipessoal LDA, wholly-owned by Fusion Fuel Portugal, formed in Portugal on May 18, 2022.*

●	Hevo Portugal, Unipessoal, LDA, wholly-owned by Fusion Fuel Portugal, formed in Portugal on September 1, 2022.*

●	HEVO II Industria, Unipessoal LDA, wholly-owned by Fusion Fuel Portugal, formed in Portugal on November 1, 2022.*

●	Hevo Aveiro, Unipessoal LDA, wholly-owned by Fusion Fuel Portugal, formed in Portugal on June 28, 2023.*

*	While these entities are subsidiaries of Fusion Fuel Green PLC, they were not consolidated with the Company as of December 31, 2024. See “—Overview of the Former Green Hydrogen Business”.
**	This entity has not had operations or owned any assets since its formation.

The following diagram depicts our consolidated entities as of May 2, 2025.

4.D. Plants, Property and Equipment

Under a sub-lease agreement, dated January 1, 2021, Fusion Fuel Portugal subleases space of 4,156 square meters of office, logistical, and industrial activities. Parking plots are also included. The sub-lease has an initial term of five years, with automatic renewal for additional terms of five years until either party notifies the other party of its intention not to renew. Either party can choose to terminate the agreement after 20 months once adequate communication is provided to the other party. The total monthly rent determined by the sub-lease is fixed at €0.03 million.

On December 20, 2022, Fusion Fuel Portugal entered into a sale-and-leaseback agreement for its facility at Benavente, Portugal. The leaseback arrangement has an initial term of 20 years and will be automatically renewed for a further ten years unless the Company provides sufficient notice to terminate. The monthly rent determined by the lease is fixed at €0.06 million.

During 2021, 2022 and 2023, Fusion Fuel Portugal along with its subsidiary entities entered into various land, equipment and vehicle leases in the ordinary course of business.

Prior to November 11, 2024, the Company owned or leased certain hydrogen plants and other tangible fixed assets. See Item 4.B. Business Overview. “Overview of the Former Green Hydrogen Business”. On November 11, 2024, Fusion Fuel Portugal entered into insolvency proceedings. It is expected that any material tangible fixed assets, including leased properties, held by Fusion Fuel Portugal and its subsidiaries will be disposed of through a liquidation process.

The Company leases its corporate office in Dublin, Ireland for a monthly payment of approximately €2,800.

QIND has a virtual office at 505 Montgomery Street, San Francisco, California. The cost per month is $115 and is renewed annually.

Set forth in the table below is information regarding Al Shola Gas’ leased facilities, including the lease term, respective square foot sizes, and annual rent amounts. In total, ASG leases properties that exceed 17,000 square feet. Annual rent is calculated in U.S. dollars at the official exchange rate of 3.67 AED to $1.00 as of April 28, 2025.

Location	Lease Term	Area Sq. Ft.	Annual Rent
Office at Hamsah Building, O/112, Zabeel Road, Dubai, UAE	1 Year	1,222	$25,723
Warehouse No. 19, Baghdad Street, Al Qusais Industrial Area 2, Al Qusais, Dubai, UAE	1 Year	6,400	$7,115
Warehouse Plot No: 987-1006, Al Layan 1, DIC, Dubai, UAE	1 Year	10,010	$30,518
Employee accommodation 17 units Plot No: 438-0, Muhaisanah Second, DIC, Dubai, UAE	1 Year	2,928	94,496
Total		20,550	$157,852

Al Shola Gas’s rent expenses for the period ended December 31, 2024, were as follows:

Expense
Office Rent Expenses	25,723
Warehouse/Store Rent Expenses	15,457
Labor Accommodation Rent Expenses	72,937
Total	$114,117

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. The consolidated financial statements have been prepared in accordance with IFRS. Information related to the year ended December 31, 2022 has not been included. It can be found in the Company’s filing of the Form 20-F for the year ended December 31, 2023.

This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3.D. “Risk Factors,” or in other parts of this Annual Report. See also “Cautionary Note Regarding Forward-Looking Statements”.

5.A. Operating Results

Overview

The Company is an Irish holding company. Prior to 2024, the Company primarily offered green hydrogen products and services, primarily through Fusion Fuel Portugal and its subsidiaries. During 2024, commercial operations relating to our former green hydrogen business were discontinued due to lack of capital and were effectively terminated pursuant to the insolvency filing of Fusion Fuel Portugal on November 11, 2024. As of December 1, 2024, the Company’s consolidated operations have primarily consisted of industrial gas distribution and engineering services provided in the UAE, following the acquisition of a majority stake in QIND and its 51%-owned subsidiary Al Shola Gas on November 26, 2024. As of the date of this report, the Company plans to diversify its energy services through the launch of a comprehensive hydrogen project solutions service under its Bright Hydrogen Solutions brand. The former hydrogen business operations and assets of Fusion Fuel Portugal and its subsidiaries will not be part of Bright Hydrogen Solutions’ services due to Fusion Fuel Portugal’s pending insolvency proceedings.

Recent Developments

Conversions of May 2024 Note

As of April 30, 2025, a total of $185,956 in principal and accrued interest under the May 2024 Note had been converted into an aggregate of 834,690 Class A Ordinary Shares, and no balance remained outstanding under the May 2024 Note.

February 2025 Private Placement of Senior Convertible Notes and Warrants

On February 28, 2025, the Company, entered into the February 2025 Purchase Agreement with certain institutional investors (the “February 2025 Investors”), pursuant to which the February 2025 Investors and the Company agreed to execute and deliver to the February 2025 Investors certain Senior Convertible Notes (the “March 2025 Notes”) in the aggregate original principal amount of $1,300,000 and an aggregate purchase price of $1,000,000, and certain warrants (the “March 2025 Warrants”) to initially purchase an aggregate of 2,864,397 Class A Ordinary Shares. On March 3, 2025, the closing under the February 2025 Purchase Agreement occurred. In satisfaction of the conditions to closing, on March 3, 2025, the Company entered into a Registration Rights Agreement, dated as of March 3, 2025 (the “March 2025 Registration Rights Agreement”), with the February 2025 Investors, and issued the March 2025 Notes and the March 2025 Warrants to the February 2025 Investors.

February 2025 Purchase Agreement

The February 2025 Purchase Agreement contains the following provisions:

Until the earlier to occur of (a) the first date that the Class A Ordinary Shares underlying the March 2025 Notes and the March 2025 Warrants that are required to be included in the initial registration statement of the Company filed under the Securities Act covering the March 2025 Registrable Securities pursuant to the March 2025 Registration Rights Agreement (the “March 2025 Registrable Securities”) is declared effective by the SEC (and each prospectus contained therein is available for use on such date) (the “Initial March 2025 Securities Registration Statement”), and (b) the first date on which all of the March 2025 Registrable Securities are eligible to be resold by the February 2025 Investors pursuant to Rule 144 under the Securities Act (“Rule 144”) (or if (x) the Company fails for any reason to satisfy the requirements of Rule 144(c)(1), including, without limitation, the failure to satisfy the current public information requirement under Rule 144(c) or (y) the Company fails to satisfy any condition set forth in Rule 144(i)(2), if applicable (a “Current Public Information Failure”), the date such Current Public Information Failure is cured) (the “March 2025 Securities Applicable Date”), and at any time thereafter while any registration statement filed pursuant to the March 2025 Registration Rights Agreement (“March 2025 Securities Registration Statement”) is not effective or the prospectus contained therein is not available for use or any Current Public Information Failure exists, the Company may not file a registration statement or offering statement under the Securities Act relating to securities that are not the March 2025 Registrable Securities, other than certain amendments or supplements to outstanding effective registration statements, registration statements on Form S-8, a registration statement registering for resale Class A Ordinary Shares pursuant to an equity line of credit offered to the lead February 2025 Investor (“Permitted ELOC”), or a registration statement required pursuant to the January 2025 Registration Rights Agreement. Pursuant to a Limited Waiver or Amended and Restated Limited Waiver, dated as of March 26, 2025, between each holder of the March 2025 Notes, each holder of the January 2025 Notes, and the Company (the “January/March 2025 Note Waivers”), the filing of a registration statement on Form F-3 (or amendment or supplement thereto) pursuant to Rule 415(a)(6) under the Securities Act will not be subject to this restriction.

Until the 90th trading day after the March 2025 Securities Applicable Date and at any time thereafter while any March 2025 Securities Registration Statement is not effective or the prospectus contained therein is not available for use or any Current Public Information Failure exists (the “March 2025 Securities Restricted Period”), the Company may not directly or indirectly issue, offer, sell, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant of any option or right to purchase or other disposition of) any equity or debt security (a “March 2025 Securities Subsequent Placement”), subject to exceptions for a Permitted ELOC and certain customary exceptions. The February 2025 Purchase Agreement waived the application of a similar prohibition in the January 2025 Purchase Agreement with respect to the transactions contemplated by the February 2025 Purchase Agreement.

While any March 2025 Notes remain outstanding, the Company may not enter into a Variable Rate Transaction (as defined in the February 2025 Purchase Agreement) other than a Permitted ELOC or a Permitted ATM (as defined in the February 2025 Purchase Agreement). The February 2025 Purchase Agreement waived the application of a similar prohibition under the January 2025 Purchase Agreement with respect to the transactions contemplated by the February 2025 Purchase Agreement.

Until September 3, 2025, the February 2025 Investors will have a right of first refusal as to 20% of any March 2025 Securities Subsequent Placement under the February 2025 Purchase Agreement, based on the February 2025 Investors’ pro rata portion of the aggregate original principal amount of the March 2025 Notes. The February 2025 Purchase Agreement waived the application of a similar right under the January 2025 Purchase Agreement with respect to the transactions contemplated by the February 2025 Purchase Agreement.

While any March 2025 Notes remain outstanding, the Company also may not (i) redeem or declare a dividend on any securities without prior written consent of the February 2025 Investors; or (ii) effect more than one reverse share split that would be required to maintain the Company’s listing on Nasdaq without the prior written consent of the Required Holders.

While any of the March 2025 Notes or any of the March 2025 Warrants remain outstanding, the Company must reserve at least 150% of the sum of the maximum number of Class A Ordinary Shares (x) into which the March 2025 Notes may be converted, assuming that the March 2025 Notes are convertible at 80% of the lowest VWAP of the Class A Ordinary Shares during the five consecutive trading days immediately prior to the date on which the Company receives written notice of a conversion from a holder (the “March 2025 Notes Alternate Conversion Price”) assuming an Alternate Conversion Date (as defined in the March 2025 Notes) as of such applicable date of determination, and including interest through the date of maturity, and (y) issuable upon exercise of the March 2025 Warrants.

In addition, the February 2025 Purchase Agreement provides that on or before April 2, 2025, unless extended with the Required Holders’ written consent, the Company shall obtain the consent of the Assignee Lead Holder (as defined in Item 10.C. “Material Contracts – November 2023 Securities Subscription Agreement, Registration Rights Agreement, Convertible Notes and Warrants”) to the transactions contemplated by the February 2025 Purchase Agreement and the specified transaction documents.

The February 2025 Purchase Agreement provides that the Company will reimburse the lead February 2025 Investor a non-accountable amount of $35,000 for costs and expenses in connection with the transaction, including reasonable legal fees.

The February 2025 Purchase Agreement provides that the Company may not disclose any material non-public information regarding the Company to any of the February 2025 Investors without its prior written consent. In the event that the Company discloses any such material non-public information to any of the February 2025 Investors, the Company will be required to publicly disclose the information by the date that (x) if the recipient authorized the delivery of such information, either (I) if the Company and the recipient have mutually agreed upon a date of disclosure of such information, such agreed upon date or (II) otherwise, the seventh calendar day after the date the recipient first received such information or (y) if the recipient did not authorize the delivery of such information, the first business day after the recipient’s receipt of such information (the “Required Disclosure Date”). Upon failure to make such required public disclosure by such date, then the Company shall pay to such February 2025 Investor in cash the greater of (a) 1% of the principal amount of such February 2025 Investor’s March 2025 Note and (b) the applicable February 2025 Investors Disclosure Restitution Amount (as defined below), on the date of such disclosure failure and every 30-day anniversary of such disclosure failure (each, a “Disclosure Delay Payment Date”) until the disclosure failure is cured. The “February 2025 Investors Disclosure Restitution Amount” will be the product of (x) the difference of (I) the Disclosure Failure Market Price (as defined in the February 2025 Purchase Agreement) less (II) the lowest purchase price, per Class A Ordinary Share, of any Class A Ordinary Shares issued or issuable to such February 2025 Investor pursuant to the February 2025 Purchase Agreement or specified transaction documents, multiplied by (y) 10% of the aggregate daily dollar trading volume of the Class A Ordinary Shares on Nasdaq for each trading day either (1) with respect to the initial Disclosure Delay Payment Date, during the period commencing on the applicable Required Disclosure Date through and including the trading day immediately prior to the initial Disclosure Delay Payment Date or (2) with respect to each other Disclosure Delay Payment Date, during the period commencing the immediately preceding Disclosure Delay Payment Date through and including the trading day immediately prior to such applicable Disclosure Delay Payment Date.

The February 2025 Purchase Agreement also waived in part certain requirements under the January 2025 Registration Rights Agreement, such that the initial registration statement required to be filed under the January 2025 Registration Rights Agreement was required to be filed no later than March 30, 2025, and will be required to be declared effective by the SEC no later than 90 days after the date of the closing under the February 2025 Purchase Agreement.

The February 2025 Purchase Agreement also contains customary closing conditions, representations and warranties, covenants, indemnification provisions, and termination provisions.

March 2025 Notes

General. Two of the March 2025 Notes were issued in the aggregate original principal amount of $406,250 with an original issue discount of 20% for an aggregate purchase price of $325,000 and one of the March 2025 Notes was issued in the original principal amount of $893,750 with an original issue discount of approximately 24.48% for a purchase price of $675,000. On the date of the maturity of the March 2025 Notes, the Company will be required to pay to the holders an amount in cash representing 100% of all outstanding principal, accrued and unpaid interest and unpaid late charges. The March 2025 Notes will be convertible into Class A Ordinary Shares at any time at the option of the holders and, with respect to interest payments where certain conditions are met by the Company, will also be subject to certain redemption rights of the holders and the Company, as described further below. Other than as described below, the Company generally may not prepay any portion of outstanding principal, accrued and unpaid interest or accrued and unpaid late charges under the March 2025 Notes.

Ranking. All payments due under the March 2025 Notes will be senior to all other indebtedness of the Company, other than certain existing and other permitted debts.

Maturity Date. Unless converted or redeemed, the March 2025 Notes will mature on September 3, 2026, subject to such holder’s right to extend such date in certain circumstances.

Interest Rate. The March 2025 Notes shall accrue interest at an annual rate equal to 8% per annum which is payable monthly in securities of the Company subject to the conditions described below, or, at the Company’s option, in cash. Upon an event of default under the March 2025 Notes, the interest rate will increase to 22% per annum until such default has been cured.

Late Charges. The Company will be required to pay late charges of 18% per annum on any amount of principal or other amounts that are not paid when due.

Conversion at Option of Holder. At any time after issuance, all amounts due under the March 2025 Notes will be convertible at any time, in whole or in part, at the holder’s option, into Class A Ordinary Shares at a price of $0.4364 per share, subject to proportional adjustment upon the occurrence of any share split, share dividend, share combination or similar transaction (the “March 2025 Notes Conversion Price”). Upon a holder’s conversion of a March 2025 Note, the amount of Class A Ordinary Shares into which such March 2025 Note will be convertible will be equal to the principal amount to be converted under such March 2025 Note plus any accrued and unpaid interest, and accrued and unpaid late charges on such principal and interest, if any.

Alternate Optional Conversion. From and after the occurrence of an event of default, a holder may alternatively elect to convert (a “March 2025 Notes Alternate Optional Conversion”) such holder’s March 2025 Notes into an amount of Class A Ordinary Shares equal to 115% of the converted dollar amount at the March 2025 Notes Alternate Conversion Price, which will be equal to the lowest of (a) the March 2025 Notes Conversion Price then in effect; and (b) the greater of (x) a floor price initially equal to $0.0793, as adjusted to equal 20% of the lower of the closing price or the average closing price for the five consecutive trading days immediately prior to every six-month anniversary of the issuance date of the March 2025 Notes, and any share split, share dividend, share combination or similar transaction (the “March 2025 Notes Floor Price”), and (y) 80% of the lowest VWAP of the Class A Ordinary Shares during the five consecutive trading days immediately prior to the date on which the Company receives written notice of such conversion from such holder.

Conversion of Interest at Option of Company. For each required payment of interest, the Company may pay such interest by converting the interest amount and issuing a number of Class A Ordinary Shares (a “March 2025 Notes Interest Conversion”) equal to the interest amount multiplied by a price equal to the lower of (i) the applicable March 2025 Notes Conversion Price as in effect, and (ii) the greater of (x) the March 2025 Notes Floor Price then in effect and (y) 90% of the lowest VWAP of the Class A Ordinary Shares during the seven consecutive trading days ending and including the trading day immediately preceding the applicable interest date (the “March 2025 Notes Interest Conversion Price”), so long as there has been no Equity Conditions Failure (as defined in the March 2025 Notes).

Limitations on Conversion. The March 2025 Note holders shall not have the right to convert any portion of any March 2025 Note to the extent that, after giving effect to such conversion, such holder (together with certain related parties) would beneficially own in excess of 4.99% (the “January/March 2025 Securities Maximum Percentage”) of Class A Ordinary Shares outstanding immediately after giving effect to such conversion. The January/March 2025 Securities Maximum Percentage may be raised or lowered to any other percentage not in excess of 9.99%, at the option of each holder, provided that any increase will only be effective upon 61 days’ prior written notice to the Company.

Distribution Participation Rights. If the Company issues options, convertible securities, warrants, shares, or similar securities or distributes assets pro rata to holders of the Class A Ordinary Shares, each of the March 2025 Note holders will have the right to acquire the same as if such holder had converted such holder’s March 2025 Notes in full, except that to the extent that such acquisition would result in such holder exceeding the January/March 2025 Securities Maximum Percentage, the securities or assets distribution to such holder will be held in abeyance until such distribution would not cause the January/March 2025 Securities Maximum Percentage to be exceeded.

Floor Price Adjustment Payment. If the March 2025 Notes Floor Price is applicable to determine a March 2025 Notes Alternate Optional Conversion or a March 2025 Notes Interest Conversion, the Company will be required to pay the respective holder an amount in cash equal to the product of (x) the higher of (i) the highest price of the Class A Ordinary Shares on the trading day before the conversion and (ii) the applicable March 2025 Notes Alternate Conversion Price or March 2025 Notes Interest Conversion Price and (y) the difference obtained by subtracting (I) the number of Class A Ordinary Shares to be issued with respect to such March 2025 Notes Alternate Optional Conversion or March 2025 Notes Interest Conversion from (II) the quotient obtained by dividing (x) the applicable conversion amount or amount of interest by (y) the applicable March 2025 Notes Alternate Conversion Price or March 2025 Notes Interest Conversion Price without giving effect to the portion of the March 2025 Notes Alternate Conversion Price or the March 2025 Notes Interest Conversion Price, as applicable, relating to the March 2025 Notes Floor Price.

Antidilution Rights. The March 2025 Notes will have full-ratchet antidilution rights, i.e., the March 2025 Notes Conversion Price will be reduced to equal any lower price per share of any securities issued by the Company, subject to certain customary exceptions, in the manner provided for in the March 2025 Notes. Under the January/March 2025 Note Waivers, these antidilution rights will not apply to Class A Ordinary Shares sold under an “at the market offering” (as defined in Rule 415(a)(4) under the Securities Act) between the Company and H.C. Wainwright & Co., LLC (“Wainwright”), under which the Company may offer and sell to or through Wainwright, as sales agent, the Class A Ordinary Shares (the “Waived ATM”). The conversion price formulas and number of shares issuable upon conversion of the March 2025 Notes will also be proportionately adjusted for any share split or reverse share split or similar event.

Share Split Adjustments. Upon any share split or reverse share split or similar event, the March 2025 Notes Conversion Price will be reduced to a price equal to the quotient determined by dividing (x) the sum of the VWAP of the Class A Ordinary Shares for each of the five trading days with the lowest VWAP of the Class A Ordinary Shares during the 15 consecutive trading days ending and including the trading day immediately preceding the 16th trading day after such event, divided by five.

Applicable Date Adjustments. On the 90th calendar day after the March 2025 Securities Applicable Date, the March 2025 Notes Conversion Price will be reduced to equal the lower of (i) the applicable March 2025 Notes Conversion Price as in effect on the applicable adjustment date, and (ii) the greater of (x) the March 2025 Notes Floor Price then in effect and (y) the lowest VWAP of the Class A Ordinary Shares during the 20 consecutive trading days ending and including the trading day immediately preceding the applicable adjustment date.

Company Optional Redemption. At any time, the Company may redeem in cash all, but not less than all, of the March 2025 Notes at a 15% redemption premium to the greater of (a) the amount then outstanding under the March 2025 Notes, and (b) the product of (1) the quotient of (A) the amount outstanding divided by (b) the March 2025 Notes Alternate Conversion Price then in effect multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding the redemption date and ending on the trading day immediately prior to the date the Company makes the entire redemption payment.

Change of Control Redemption. Upon a Change of Control (as defined in the March 2025 Notes), the holder of any March 2025 Note may require the Company to redeem in cash all, or any portion, of such March 2025 Note at a 15% redemption premium to the greater of (a) the amount being redeemed, (b) the product of (x) the amount being redeemed multiplied by (y) the quotient determined by dividing (I) the greatest closing sale price of the Class A Ordinary Shares during the period beginning on the date immediately preceding the earlier to occur of (1) the consummation of the applicable Change of Control and (2) the public announcement of such Change of Control and ending on the date of such holder’s Change of Control redemption notice by (II) the March 2025 Notes Conversion Price then in effect, and (c) the product of (x) the amount being redeemed multiplied by (y) the quotient of (I) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Class A Ordinary Share to be paid to the holders of the Class A Ordinary Shares upon consummation of such Change of Control (any such non-cash consideration constituting publicly-traded securities shall be valued at the highest of the closing sale price of such securities as of the trading day immediately prior to the consummation of such Change of Control, the closing sale price of such securities on the trading day immediately following the public announcement of such proposed Change of Control and the closing sale price of such securities on the trading day immediately prior to the public announcement of such proposed Change of Control) divided by (II) the March 2025 Notes Conversion Price then in effect.

Subsequent Placement Optional Redemption and Exchange Rights. Upon the occurrence of a March 2025 Securities Subsequent Placement, subject to certain customary exceptions, the holder of any March 2025 Note may require the Company to redeem such March 2025 Note, in whole or in part, using the Holder Pro Rata Amount (as defined in the March 2025 Notes) of 25% (or, if such March 2025 Securities Subsequent Placement includes sales during the March 2025 Securities Restricted Period of securities pursuant to any at-the-market offering, 30%, except as provided under the January/March 2025 Note Waivers, as described below) of the gross proceeds of such March 2025 Securities Subsequent Placement (the “March 2025 Securities Subsequent Placement Optional Redemption Right”). Upon exercise of the March 2025 Securities Subsequent Placement Optional Redemption Right, the Company must pay in cash at a price equal to 115% of the greater of (i) the amount being redeemed and (ii) the product of (1) the quotient of (A) the amount being redeemed divided by (b) the March 2025 Notes Alternate Conversion Price then in effect multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding notice of the redemption and ending on the trading day immediately prior to the date the Company makes the entire required payment.

In addition, at the option of the holders of the March 2025 Notes, the Company must permit each of such holders to participate in the March 2025 Securities Subsequent Placement by exchanging all or any part of such holder’s March 2025 Notes against the purchase price of the securities offered in the March 2025 Securities Subsequent Placement up to the March 2025 Securities Subsequent Placement redemption amount that would otherwise be paid to such holder (the “March 2025 Securities Subsequent Placement Exchange Right”). The aggregate amount of the securities to be issued to such holder in such exchange will be equal to 120% of the greater of (i) the amount being redeemed and (ii) the product of (1) the quotient of (A) the amount being redeemed divided by (b) the March 2025 Notes Alternate Conversion Price then in effect multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding notice of the redemption and ending on the trading day immediately prior to the consummation of such March 2025 Securities Subsequent Placement.

The January/March 2025 Note Waivers provide that the March 2025 Securities Subsequent Placement Optional Redemption Right and the March 2025 Securities Subsequent Placement Exchange Right will be waived with respect to the Waived ATM, and instead provide that 25% of the gross proceeds from any sale of securities pursuant to a Waived ATM must be used to redeem each of the March 2025 Notes at a premium of 120%.

Asset Sale Redemption. Upon the occurrence of certain asset sales, the holder of any March 2025 Note may require the Company to redeem such March 2025 Note, in whole or in part, using the Holder Pro Rata Amount of 25% of the net proceeds from such asset sale. Upon such redemption, the Company must pay in cash at a price equal to 115% of the greater of (i) the amount being redeemed and (ii) the product of (1) the quotient of (A) the amount being redeemed divided by (B) the March 2025 Notes Alternate Conversion Price then in effect multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding notice of the redemption and ending on the trading day immediately prior to the date the Company makes the entire required payment.

Event of Default Redemption. Upon any event of default, each holder may require the Company to redeem in cash all or any portion of the amounts due under such holder’s March 2025 Notes at a price equal to the greater of (i) the product of (A) the amount to be redeemed multiplied by (B) 115% and (ii) the product of (X) the quotient of (a) the amount to be redeemed divided by (b) the March 2025 Notes Alternate Conversion Price then in effect multiplied by (Y) the product of (1) 115% multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding such event of default and ending on the date the Company makes the entire payment.

Bankruptcy Event of Default Redemption. Upon any event of default relating to the bankruptcy or similar event of the Company, the Company will be required to immediately pay each holder in cash all amounts due under such holder’s March 2025 Notes at a 15% premium.

Redemption Payment Failure. In the event of a redemption by any holder of the March 2025 Notes and the Company does not pay the applicable redemption price to such holder within the time period required, at any time thereafter and until the Company pays such unpaid redemption price in full, such holder will have the option, in lieu of redemption, to require the Company to promptly return to such holder all or any portion of such March 2025 Notes representing the amount that was submitted for redemption and for which the applicable redemption price (together with any late charges thereon) has not been paid. Upon the Company’s receipt of such notice, (x) the applicable redemption notice shall be null and void with respect to such redemption amount, (y) the Company shall immediately return such March 2025 Notes, or issue new notes to such holder, and in each case the principal amount of such March 2025 Notes or such new notes shall be increased by an amount equal to the difference between (1) the applicable redemption price (as adjusted, if applicable) minus (2) the principal portion of the amount submitted for redemption and (z) the March 2025 Notes Conversion Price shall be automatically adjusted with respect to each conversion effected thereafter by such holder to the lowest of (A) the March 2025 Notes Conversion Price as in effect on the date on which the applicable redemption notice is voided, (B) the greater of (i) the March 2025 Notes Floor Price then in effect and (ii) 75% of the lowest closing bid price of the Class A Ordinary Shares during the period beginning on and including the date on which the applicable redemption notice is delivered to the Company and ending on and including the date on which the applicable redemption notice is voided and (C) the greater of (x) the March 2025 Notes Floor Price then in effect and (y) 75% of the quotient of (I) the sum of the five lowest VWAPs of the Class A Ordinary Shares during the 20 consecutive trading days ending and including the applicable conversion date, divided by (II) five.

Certain Covenants; Reservation of Shares. While any March 2025 Notes are outstanding, the Company may not incur or guarantee any debts or liens, pay cash dividends or effect redemptions on its shares, make certain asset sales, or change the nature of its business, and must comply with certain other customary covenants. In addition, the Company must reserve at least 150% of the number of Class A Ordinary Shares into which the March 2025 Notes may be converted, assuming conversion by way of a March 2025 Notes Alternate Optional Conversion.

Fundamental Transactions. The Company may not enter into a Fundamental Transaction (as defined in the March 2025 Notes) unless the successor entity assumes all obligations of the Company under the March 2025 Notes and specified transaction documents. Prior to the occurrence of a Fundamental Transaction, the March 2025 Note holders will have the right to (i) in addition to the Class A Ordinary Shares receivable upon any conversion, such securities or other assets to which such holders would have been entitled with respect to such Class A Ordinary Shares had such Class A Ordinary Shares been held by such holders upon the consummation of such Fundamental Transaction (without taking into account any limitations or restrictions on the convertibility of the March 2025 Notes), if any, or (ii) in lieu of the Class A Ordinary Shares otherwise receivable upon such conversion, such securities or other assets received by the holders of Class A Ordinary Shares in connection with the consummation of such Fundamental Transaction, if any, in such amounts as such holders would have been entitled to receive had the March 2025 Notes initially been issued with conversion rights for the form of such consideration (as opposed to Class A Ordinary Shares) at a conversion rate for such consideration commensurate with the number of Class A Ordinary Shares issuable upon conversion of the conversion amount by the March 2025 Notes Conversion Price.

Penalty for Late Delivery of Shares Upon Conversion; Buy-In Payments. The March 2025 Notes provide that if the Company fails to deliver Class A Ordinary Shares upon conversion of any March 2025 Notes when and as required, the Company must pay the holders of such March 2025 Notes an amount equal to 2% of the product of (A) the sum of the number of Class A Ordinary Shares not delivered to such holders by the required delivery date, multiplied by (B) any trading price of the Class A Ordinary Shares selected by such holders in writing as in effect at any time during the period beginning on the applicable conversion date and ending on the date that the shares are delivered. In addition, the March 2025 Notes provide that if any holder conducts a Buy-In (as defined in the March 2025 Notes) upon failure to deliver any Class A Ordinary Shares issuable upon conversion when and as required, the Company will be required to pay such holder the Buy-In Payment Amount (as defined in the March 2025 Notes).

March 2025 Warrants

Exercise Price. The March 2025 Warrants will initially be exercisable for cash at an exercise price equal to $0.4364 per Class A Ordinary Share (the “March 2025 Warrants Exercise Price”), subject to adjustment as set forth therein.

Antidilution Rights. The March 2025 Warrants will have full-ratchet antidilution rights, i.e., the March 2025 Warrants Exercise Price will be reduced to equal any lower price per share of any securities issued by the Company, subject to certain customary exceptions, in the manner provided for in the March 2025 Warrants. Under the January/March 2025 Note Waivers, these antidilution rights will not apply to Class A Ordinary Shares sold under the Waived ATM. The exercise price formulas and number of shares issuable upon exercise of the March 2025 Warrants will also be proportionately adjusted for any share split or reverse share split or similar event.

Share Split Adjustments. Upon any share split or reverse share split or similar event, the March 2025 Warrants Exercise Price will be reduced to a price equal to the quotient determined by dividing (x) the sum of the VWAP of the Class A Ordinary Shares for each of the five trading days with the lowest VWAP of the Class A Ordinary Shares during the 15 consecutive trading days ending and including the trading day immediately preceding the 16th trading day after such event, divided by five.

Applicable Date Adjustments. On the 90th calendar day after each March 2025 Securities Applicable Date, the March 2025 Warrants Exercise Price will be reduced to equal the lower of (i) the applicable March 2025 Warrants Exercise Price as in effect on the applicable adjustment date, and (ii) the greater of (x) the March 2025 Notes Floor Price then in effect and (y) the lowest VWAP of the Class A Ordinary Shares during the 20 consecutive trading days ending and including the trading day immediately preceding the applicable adjustment date.

Number of Warrant Shares Adjustment. In the event of any adjustment to the March 2025 Warrants Exercise Price, the number of Class A Ordinary Shares issuable upon the exercise of the March 2025 Warrants will also be adjusted so that the aggregate March 2025 Warrants Exercise Price shall be the same immediately before and immediately after any such adjustment.

Exercise Period. The March 2025 Warrants shall be exercisable beginning on the issuance date of the March 2025 Warrants and expiring on the third anniversary of the issuance date.

Cashless Exercise. If at the time of exercise of any March 2025 Warrant, there is no effective registration statement registering the Class A Ordinary Shares underlying the March 2025 Warrants, such March 2025 Warrant may be exercised on a cashless basis pursuant to its terms.

Limitations on Exercise. The March 2025 Warrant holders shall not have the right to exercise any portion of any March 2025 Warrant to the extent that, after giving effect to such exercise, such holder (together with certain related parties) would beneficially own in excess of the January/March 2025 Securities Maximum Percentage after giving effect to such exercise. The January/March 2025 Securities Maximum Percentage may be raised or lowered to any percentage not in excess of 9.99%, at the option of such holder, provided that any increase will only be effective upon 61 days’ prior written notice to the Company.

Distribution Participation Rights. If the Company issues options, convertible securities, warrants, shares, or similar securities or distributes assets pro rata to holders of the Class A Ordinary Shares, each of the March 2025 Warrant holders will have the right to acquire the same as if such holder had exercised such holder’s March 2025 Warrants in full, except that to the extent that such acquisition would result in such holder exceeding the January/March 2025 Securities Maximum Percentage, the securities or assets distribution to such holder will be held in abeyance until such distribution would not cause the January/March 2025 Securities Maximum Percentage to be exceeded.

Reservation of Shares. While any March 2025 Warrants are outstanding, the Company must reserve at least 150% of the maximum number of Class A Ordinary Shares as shall be necessary to satisfy the Company’s obligation to issue Class A Ordinary Shares under the March 2025 Warrants.

Fundamental Transactions. The Company may not enter into a Fundamental Transaction (as defined in the March 2025 Warrants) unless the successor entity assumes all obligations of the Company under the March 2025 Warrants and specified transaction documents. Upon a Fundamental Transaction, the March 2025 Warrant holders will thereafter have the right to receive upon an exercise such shares, securities, cash, assets or any other property which such holders would have been entitled to receive upon the happening of the Fundamental Transaction had such holders’ March 2025 Warrants been exercised immediately prior to the Fundamental Transaction, if any.

Change of Control Redemption Rights. Upon the occurrence or public disclosure of a Change of Control (as defined in the March 2025 Warrants), each of the March 2025 Warrant holders will have the right to require the Company to repurchase the unexercised portion of such holder’s March 2025 Warrants for an amount of cash based on an option pricing model reasonably acceptable to such holder and the Company.

Penalty for Late Delivery of Shares Upon Exercise; Buy-In Payments. The March 2025 Warrants provide that if the Company fails to deliver Class A Ordinary Shares upon exercise of any March 2025 Warrants when and as required, the Company must pay the holders of such March 2025 Warrants an amount equal to 2% of the product of (A) the sum of the number of Class A Ordinary Shares not delivered to such holders by the required delivery date, multiplied by (B) any trading price of the Class A Ordinary Shares selected by such holders in writing as in effect at any time during the period beginning on the applicable exercise date and ending on the date that the shares are delivered. In addition, the March 2025 Warrants provide that if any holder conducts a Buy-In (as defined in the March 2025 Warrants) upon failure to deliver any Class A Ordinary Shares issuable upon exercise when and as required, the Company will be required to pay such holder the Buy-In Payment Amount (as defined in the March 2025 Warrants).

March 2025 Registration Rights Agreement

Under the March 2025 Registration Rights Agreement, the Company agreed to register the resale of the March 2025 Registrable Securities, which is the number of Class A Ordinary Shares equal to the product of 150% of the aggregate original principal amount of $1,300,000 outstanding under the March 2025 Notes as of March 24, 2025, divided by the March 2025 Notes Alternate Conversion Price as of the time of determination. The Company was required to file the Initial March 2025 Securities Registration Statement with the SEC within 45 calendar days after the date of the closing under the February 2025 Purchase Agreement and to have the Initial March 2025 Securities Registration Statement declared effective by the SEC within 90 days after the date of such closing. If the number of Class A Ordinary Shares registered for resale on the Initial March 2025 Securities Registration Statement is deemed insufficient, the Company must file a new March 2025 Securities Registration Statement covering the deficient number within 15 days, taking into account any SEC staff position as to whether such March 2025 Securities Registration Statement will be permitted, and have such new Registration Statement declared effective within 90 days. The number of Class A Ordinary Shares registered for resale will be considered insufficient if at any time the number of Class A Ordinary Shares available for resale under the applicable March 2025 Securities Registration Statement is less than the product determined by multiplying (i) the March 2025 Registrable Securities as of such time by (ii) 0.90. Each March 2025 Securities Registration Statement must remain effective and available for the resale of all securities required to be registered for resale until all such securities are resold or such securities may be resold without restriction pursuant to Rule 144.

Upon a failure (a) to file a March 2025 Securities Registration Statement, (b) have a March 2025 Securities Registration Statement declared effective by the required date, (c) maintain the effectiveness of a March 2025 Securities Registration Statement, or (d) maintain the availability of the prospectus contained in a March 2025 Securities Registration Statement for use, then the Company will be required to pay each February 2025 Investor an amount in cash equal to 1% of the original principal amount under such February 2025 Investor’s March 2025 Note on the date of the failure, and every 30-day anniversary until the failure is cured.

The March 2025 Registration Rights Agreement also provides the February 2025 Investors certain piggyback registration rights if there is not an effective March 2025 Securities Registration Statement covering all of the securities that must be registered under the March 2025 Securities Registration Statement under the March 2025 Registration Rights Agreement.

The March 2025 Registration Rights Agreement also contains certain customary covenants and indemnification provisions.

January 2025 Private Placement of Senior Convertible Notes and Warrants

On January 10, 2025, the Company entered into the January 2025 Purchase Agreement with certain institutional investors (the “January 2025 Investors”), pursuant to which the January 2025 Investors and the Company agreed to execute and deliver to the January 2025 Investors the January 2025 Notes in the aggregate original principal amount of $1,231,250 and an aggregate purchase price of $1,025,000, and the January 2025 Warrants to initially purchase an aggregate of 2,292,040 Class A Ordinary Shares. On the same date, the closing under the January 2025 Purchase Agreement occurred. In satisfaction of the conditions to closing, on January 10, 2025, the Company entered into a Registration Rights Agreement, dated as of January 10, 2025 (the “January 2025 Registration Rights Agreement”), with the January 2025 Investors, and issued the January 2025 Notes and the January 2025 Warrants to the January 2025 Investors.

January 2025 Purchase Agreement

The January 2025 Purchase Agreement contains the following provisions:

Until the earlier to occur of (a) the first date that the Class A Ordinary Shares underlying the January 2025 Notes and the January 2025 Warrants that required to be filed on the initial registration statement of the Company filed under the Securities Act covering the January 2025 Registrable Securities pursuant to the January 2025 Registration Rights Agreement (the “January 2025 Registrable Securities”) is declared effective by the SEC (and each prospectus contained therein is available for use on such date) (the “Initial January 2025 Securities Registration Statement”), and (b) the first date on which all of the January 2025 Registrable Securities are eligible to be resold by the January 2025 Investors pursuant to Rule 144 (or if a Current Public Information Failure occurs, the date such Current Public Information Failure is cured) (the “January 2025 Securities Applicable Date”), and at any time thereafter while any registration statement filed pursuant to the January 2025 Registration Rights Agreement (“January 2025 Securities Registration Statement”) is not effective or the prospectus contained therein is not available for use or any Current Public Information Failure exists, the Company may not file a registration statement or offering statement under the Securities Act relating to securities that are not the January 2025 Registrable Securities, other than certain amendments or supplements to outstanding effective registration statements, registration statements on Form S-8, or a registration statement registering for resale Class A Ordinary Shares pursuant to a Permitted ELOC. Pursuant to the January/March 2025 Note Waivers, the filing of a registration statement on Form F-3 (or amendment or supplement thereto) pursuant to Rule 415(a)(6) under the Securities Act will not be subject to this restriction.

Until the 90th trading day after the January 2025 Securities Applicable Date and at any time thereafter while any January 2025 Securities Registration Statement is not effective or the prospectus contained therein is not available for use or any Current Public Information Failure exists (the “January 2025 Securities Restricted Period”), the Company may not directly or indirectly issue, offer, sell, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant of any option or right to purchase or other disposition of) any equity or debt security (a “January 2025 Securities Subsequent Placement”), subject to exceptions for a Permitted ELOC and certain customary exceptions. Pursuant to the February 2025 Purchase Agreement, the application of this prohibition was waived with respect to the transactions contemplated by the February 2025 Purchase Agreement.

While any January 2025 Notes remain outstanding, the Company may not enter into a Variable Rate Transaction (as defined in the January 2025 Purchase Agreement) other than a Permitted ELOC or a Permitted ATM (as defined in the January 2025 Purchase Agreement). Pursuant to the February 2025 Purchase Agreement, the application of this prohibition was waived with respect to the transactions contemplated by the February 2025 Purchase Agreement.

Until July 10, 2025, the January 2025 Investors will have a right of first refusal as to 20% of any January 2025 Securities Subsequent Placement under the January 2025 Purchase Agreement, based on the January 2025 Investors’ pro rata portion of the aggregate original principal amount of the January 2025 Notes. Pursuant to the February 2025 Purchase Agreement, the application of this right was waived with respect to the transactions contemplated by the February 2025 Purchase Agreement.

While any January 2025 Notes remain outstanding, the Company also may not (i) redeem or declare a dividend on any securities without prior written consent of the January 2025 Investors; or (ii) effect more than one reverse share split that would be required to maintain the Company’s listing on Nasdaq without the prior written consent of the Required Holders.

While any of the January 2025 Notes or any of the January 2025 Warrants remain outstanding, the Company must reserve at least 150% of the sum of the maximum number of Class A Ordinary Shares (x) into which the January 2025 Notes may be converted, assuming that the January 2025 Notes are convertible at 80% of the lowest VWAP of the Class A Ordinary Shares during the five consecutive trading days immediately prior to the date on which the Company receives written notice of a conversion from a holder (the “January 2025 Notes Alternate Conversion Price”) assuming an Alternate Conversion Date (as defined in the January 2025 Notes) as of such applicable date of determination, and including interest through the date of maturity, and (y) issuable upon exercise of the January 2025 Warrants.

In addition, the January 2025 Purchase Agreement provides that on or before February 9, 2025, unless extended with the Required Holders’ written consent, the Company shall obtain the consent of the Lead Holder (as defined in the November 2023 Securities Subscription Agreement) to the transactions contemplated by the January 2025 Purchase Agreement and the specified transaction documents.

The January 2025 Purchase Agreement provides that the Company will reimburse the lead January 2025 Investor a non-accountable amount of $75,000 for costs and expenses in connection with the transaction, including reasonable legal fees.

The January 2025 Purchase Agreement provides that the Company may not disclose any material non-public information regarding the Company to any of the January 2025 Investors without its prior written consent. In the event that the Company discloses any such material non-public information to any of the January 2025 Investors, the Company will be required to publicly disclose the information by the Required Disclosure Date. Upon failure to make such required public disclosure by such date, then the Company shall pay to such January 2025 Investor in cash the greater of (a) 1% of the principal amount of such January 2025 Investor’s January 2025 Note and (b) the applicable January 2025 Investors Disclosure Restitution Amount (as defined below), on each Disclosure Delay Payment Date until the disclosure failure is cured. The “January 2025 Investors Disclosure Restitution Amount” will be the product of (x) the difference of (I) the Disclosure Failure Market Price (as defined in the January 2025 Purchase Agreement) less (II) the lowest purchase price, per Class A Ordinary Share, of any Class A Ordinary Shares issued or issuable to such January 2025 Investor pursuant to the January 2025 Purchase Agreement or specified transaction documents, multiplied by (y) 10% of the aggregate daily dollar trading volume of the Class A Ordinary Shares on Nasdaq for each trading day either (1) with respect to the initial Disclosure Delay Payment Date, during the period commencing on the applicable Required Disclosure Date through and including the trading day immediately prior to the initial Disclosure Delay Payment Date or (2) with respect to each other Disclosure Delay Payment Date, during the period commencing the immediately preceding Disclosure Delay Payment Date through and including the trading day immediately prior to such applicable Disclosure Delay Payment Date.

The January 2025 Purchase Agreement also contains customary closing conditions, representations and warranties, covenants, indemnification provisions, and termination provisions.

January 2025 Notes

General. Three of the January 2025 Notes were issued in the aggregate original principal amount of $796,875 with an original issue discount of 20% for an aggregate purchase price of $637,500, and one of the January 2025 Notes was issued in the original principal amount of $434,375 with an original issue discount of approximately 10.79% for a purchase price of $387,500. On the date of the maturity of the January 2025 Notes, the Company will be required to pay to the holders an amount in cash representing 100% of all outstanding principal, accrued and unpaid interest and unpaid late charges. The January 2025 Notes will be convertible into Class A Ordinary Shares at any time at the option of the holders and, with respect to interest payments where certain conditions are met, by the Company, and will also be subject to certain redemption rights of the holders and the Company, as described further below. Other than as described below, the Company generally may not prepay any portion of outstanding principal, accrued and unpaid interest or accrued and unpaid late charges under the January 2025 Notes.

Ranking. All payments due under the January 2025 Notes will be senior to all other indebtedness of the Company, other than certain existing and other permitted debts.

Maturity Date. Unless converted or redeemed, the January 2025 Notes will mature on July 10, 2026, subject to the holder’s right to extend such date in certain circumstances.

Interest Rate. The January 2025 Notes shall accrue interest at an annual rate equal to 8% per annum which is payable monthly in securities of the Company subject to the conditions described below, or, at the Company’s option, in cash. Upon an event of default under the January 2025 Notes, the interest rate will increase to 22% per annum until such default has been cured.

Late Charges. The Company will be required to pay late charges of 18% per annum on any amount of principal or other amounts that are not paid when due.

Conversion at Option of Holder. At any time after issuance, all amounts due under the January 2025 Notes will be convertible at any time, in whole or in part, at the holder’s option, into Class A Ordinary Shares at a price of $0.559 per share, subject to proportional adjustment upon the occurrence of any share split, share dividend, share combination or similar transaction (the “January 2025 Notes Conversion Price”). Upon a holder’s conversion of a January 2025 Note, the amount of Class A Ordinary Shares into which such January 2025 Note will be convertible will be equal to the principal amount to be converted under such January 2025 Note plus any accrued and unpaid interest, and accrued and unpaid late charges on such principal and interest, if any.

Alternate Optional Conversion. From and after the occurrence of an event of default, a holder may alternatively elect to convert (a “January 2025 Notes Alternate Optional Conversion”) such holder’s January 2025 Notes into an amount of Class A Ordinary Shares equal to 115% of the converted dollar amount at the January 2025 Notes Alternate Conversion Price, which will be equal to the lowest of (a) the January 2025 Notes Conversion Price then in effect; and (b) the greater of (x) a floor price initially equal to $0.1118 which will be adjusted to equal 20% of the lower of the closing price or the average closing price for the five consecutive trading days immediately prior to every six-month anniversary of the issuance date of the January 2025 Notes (the “January 2025 Notes Floor Price”), and (y) 80% of the lowest VWAP of the Class A Ordinary Shares during the five consecutive trading days immediately prior to the date on which the Company receives written notice of such conversion from such holder.

Conversion of Interest at Option of Company. For each required payment of interest, the Company may pay such interest by converting the interest amount and issuing a number of Class A Ordinary Shares (a “January 2025 Notes Interest Conversion”) equal to the interest amount multiplied by a price equal to the lower of (i) the applicable January 2025 Notes Conversion Price as in effect, and (ii) the greater of (x) the January 2025 Notes Floor Price then in effect and (y) 90% of the lowest VWAP of the Class A Ordinary Shares during the seven consecutive trading days ending and including the trading day immediately preceding the applicable interest date (the “January 2025 Notes Interest Conversion Price”), so long as there has been no Equity Conditions Failure (as defined in the January 2025 Notes).

Limitations on Conversion. The January 2025 Note holders shall not have the right to convert any portion of any January 2025 Note to the extent that, after giving effect to such conversion, such holder (together with certain related parties) would beneficially own in excess of the January/March 2025 Securities Maximum Percentage of Class A Ordinary Shares outstanding immediately after giving effect to such conversion. The January/March 2025 Securities Maximum Percentage may be raised or lowered to any other percentage not in excess of 9.99%, at the option of each holder, provided that any increase will only be effective upon 61 days’ prior written notice to the Company.

Distribution Participation Rights. If the Company issues options, convertible securities, warrants, shares, or similar securities or distributes assets pro rata to holders of the Class A Ordinary Shares, each of the January 2025 Note holders will have the right to acquire the same as if such holder had converted such holder’s January 2025 Notes in full, except that to the extent that such acquisition would result in such holder exceeding the January/March 2025 Securities Maximum Percentage, the securities or assets distribution to such holder will be held in abeyance until such distribution would not cause the January/March 2025 Securities Maximum Percentage to be exceeded.

Floor Price Adjustment Payment. If the January 2025 Notes Floor Price is applicable to a January 2025 Notes Alternate Optional Conversion or a January 2025 Notes Interest Conversion, the Company will be required to pay the respective holder an amount in cash equal to the product of (x) the higher of (i) the highest price of the Class A Ordinary Shares on the trading day before the conversion and (ii) the applicable January 2025 Notes Alternate Conversion Price or January 2025 Notes Interest Conversion Price and (y) the difference obtained by subtracting (I) the number of Class A Ordinary Shares to be issued with respect to such January 2025 Notes Alternate Optional Conversion or January 2025 Notes Interest Conversion from (II) the quotient obtained by dividing (x) the applicable conversion amount or amount of interest by (y) the applicable January 2025 Notes Alternate Conversion Price or January 2025 Notes Interest Conversion Price without giving effect to the portion of the January 2025 Notes Alternate Conversion Price or the January 2025 Notes Interest Conversion Price, as applicable, relating to the January 2025 Notes Floor Price.

Antidilution Rights. The January 2025 Notes will have full-ratchet antidilution rights, i.e., the January 2025 Notes Conversion Price will be reduced to equal any lower price per share of any securities issued by the Company, subject to certain customary exceptions, in the manner provided for in the January 2025 Notes. Under the January/March 2025 Note Waivers, these antidilution rights will not apply to Class A Ordinary Shares sold under the Waived ATM, or that are issued upon conversion of the March 2025 Notes or exercise of the March 2025 Warrants. The conversion price formulas and number of shares issuable upon conversion of the January 2025 Notes will also be proportionately adjusted for any share split or reverse share split or similar event.

Share Split Adjustments. Upon any share split or reverse share split or similar event, the January 2025 Notes Conversion Price will be reduced to a price equal to the quotient determined by dividing (x) the sum of the VWAP of the Class A Ordinary Shares for each of the five trading days with the lowest VWAP of the Class A Ordinary Shares during the 15 consecutive trading days ending and including the trading day immediately preceding the 16th trading day after such event, divided by five.

Applicable Date Adjustments. On the 90th calendar day after the January 2025 Securities Applicable Date, the January 2025 Notes Conversion Price will be reduced to equal the lower of (i) the applicable January 2025 Notes Conversion Price as in effect on the applicable adjustment date, and (ii) the greater of (x) the January 2025 Notes Floor Price then in effect and (y) the lowest VWAP of the Class A Ordinary Shares during the 20 consecutive trading days ending and including the trading day immediately preceding the applicable adjustment date.

Company Optional Redemption. At any time, the Company may redeem in cash all, but not less than all, of the January 2025 Notes at a 15% redemption premium to the greater of (a) the amount then outstanding under the January 2025 Notes, and (b) the product of (1) the quotient of (A) the amount outstanding divided by (b) the January 2025 Notes Alternate Conversion Price then in effect multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding the redemption date and ending on the trading day immediately prior to the date the Company makes the entire redemption payment.

Change of Control Redemption. Upon a Change of Control (as defined in the January 2025 Notes), the holder of any January 2025 Note may require the Company to redeem in cash all, or any portion, of such January 2025 Note at a 15% redemption premium to the greater of (a) the amount being redeemed, (b) the product of (x) the amount being redeemed multiplied by (y) the quotient determined by dividing (I) the greatest closing sale price of the Class A Ordinary Shares during the period beginning on the date immediately preceding the earlier to occur of (1) the consummation of the applicable Change of Control and (2) the public announcement of such Change of Control and ending on the date of such holder’s Change of Control redemption notice by (II) the January 2025 Notes Conversion Price then in effect, and (c) the product of (x) the amount being redeemed multiplied by (y) the quotient of (I) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Class A Ordinary Share to be paid to the holders of the Class A Ordinary Shares upon consummation of such Change of Control (any such non-cash consideration constituting publicly-traded securities shall be valued at the highest of the closing sale price of such securities as of the trading day immediately prior to the consummation of such Change of Control, the closing sale price of such securities on the trading day immediately following the public announcement of such proposed Change of Control and the closing sale price of such securities on the trading day immediately prior to the public announcement of such proposed Change of Control) divided by (II) the January 2025 Notes Conversion Price then in effect.

Subsequent Placement Optional Redemption and Exchange Rights. Upon the occurrence of a January 2025 Securities Subsequent Placement, subject to certain customary exceptions, the holder of any January 2025 Note may require the Company to redeem such January 2025 Note, in whole or in part, using the Holder Pro Rata Amount (as defined in the January 2025 Notes) of 25% (or, if such January 2025 Securities Subsequent Placement includes sales during the January 2025 Securities Restricted Period of securities pursuant to any at-the-market offering, 30%, except as provided under the January/March 2025 Note Waivers, as described below) of the gross proceeds of such January 2025 Securities Subsequent Placement (the “January 2025 Securities Subsequent Placement Optional Redemption Right”). Upon exercise of the January 2025 Securities Subsequent Placement Optional Redemption Right, the Company must pay in cash at a price equal to 115% of the greater of (i) the amount being redeemed and (ii) the product of (1) the quotient of (A) the amount being redeemed divided by (b) the January 2025 Notes Alternate Conversion Price then in effect multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding notice of the redemption and ending on the trading day immediately prior to the date the Company makes the entire required payment.

In addition, at the option of the holders of the January 2025 Notes, the Company must permit each of such holders to participate in the January 2025 Securities Subsequent Placement by exchanging all or any part of such holder’s January 2025 Notes against the purchase price of the securities offered in the January 2025 Securities Subsequent Placement up to the January 2025 Securities Subsequent Placement redemption amount that would otherwise be paid to such holder (the “January 2025 Securities Subsequent Placement Exchange Right”). The aggregate amount of the securities to be issued to such holder in such exchange will be equal to 120% of the greater of (i) the amount being redeemed and (ii) the product of (1) the quotient of (A) the amount being redeemed divided by (b) the January 2025 Notes Alternate Conversion Price then in effect multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding notice of the redemption and ending on the trading day immediately prior to the consummation of such January 2025 Securities Subsequent Placement.

The January/March 2025 Note Waivers provide that the January 2025 Securities Subsequent Placement Optional Redemption Right and the January 2025 Securities Subsequent Placement Exchange Right will be waived with respect to the Waived ATM, and instead provide that 25% of the gross proceeds from any sale of securities pursuant to the Waived ATM must be used to redeem each of the January 2025 Notes at a premium of 120%.

Asset Sale Redemption. Upon the occurrence of certain asset sales, the holder of any January 2025 Note may require the Company to redeem such January 2025 Note, in whole or in part, using the Holder Pro Rata Amount of 25% of the net proceeds from such asset sale. Upon such redemption, the Company must pay in cash at a price equal to 115% of the greater of (i) the amount being redeemed and (ii) the product of (1) the quotient of (A) the amount being redeemed divided by (B) the January 2025 Notes Alternate Conversion Price then in effect multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding notice of the redemption and ending on the trading day immediately prior to the date the Company makes the entire required payment.

Event of Default Redemption. Upon any event of default, each holder may require the Company to redeem in cash all or any portion of the amounts due under such holder’s January 2025 Notes at a price equal to the greater of (i) the product of (A) the amount to be redeemed multiplied by (B) 115% and (ii) the product of (X) the quotient of (a) the amount to be redeemed divided by (b) the January 2025 Notes Alternate Conversion Price then in effect multiplied by (Y) the product of (1) 115% multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding such event of default and ending on the date the Company makes the entire payment.

Bankruptcy Event of Default Redemption. Upon any event of default relating to the bankruptcy or similar event of the Company, the Company will be required to immediately pay each holder in cash all amounts due under such holder’s January 2025 Notes at a 15% premium.

Redemption Payment Failure. In the event of a redemption by any holder of the January 2025 Notes and the Company does not pay the applicable redemption price to such holder within the time period required, at any time thereafter and until the Company pays such unpaid redemption price in full, such holder will have the option, in lieu of redemption, to require the Company to promptly return to such holder all or any portion of such January 2025 Notes representing the amount that was submitted for redemption and for which the applicable redemption price (together with any late charges thereon) has not been paid. Upon the Company’s receipt of such notice, (x) the applicable redemption notice shall be null and void with respect to such redemption amount, (y) the Company shall immediately return such January 2025 Notes, or issue new notes to such holder, and in each case the principal amount of such January 2025 Notes or such new notes shall be increased by an amount equal to the difference between (1) the applicable redemption price (as adjusted, if applicable) minus (2) the principal portion of the amount submitted for redemption and (z) the January 2025 Notes Conversion Price shall be automatically adjusted with respect to each conversion effected thereafter by such holder to the lowest of (A) the January 2025 Notes Conversion Price as in effect on the date on which the applicable redemption notice is voided, (B) the greater of (i) the January 2025 Notes Floor Price then in effect and (ii) 75% of the lowest closing bid price of the Class A Ordinary Shares during the period beginning on and including the date on which the applicable redemption notice is delivered to the Company and ending on and including the date on which the applicable redemption notice is voided and (C) the greater of (x) the January 2025 Notes Floor Price then in effect and (y) 75% of the quotient of (I) the sum of the five lowest VWAPs of the Class A Ordinary Shares during the 20 consecutive trading days ending and including the applicable conversion date, divided by (II) five.

Certain Covenants; Reservation of Shares. While any January 2025 Notes are outstanding, the Company may not incur or guarantee any debts or liens, pay cash dividends or effect redemptions on its shares, make certain asset sales, or change the nature of its business, and must comply with certain other customary covenants. In addition, the Company must reserve at least 150% of the number of Class A Ordinary Shares into which the January 2025 Notes may be converted, assuming conversion by way of a January 2025 Notes Alternate Optional Conversion.

Fundamental Transactions. The Company may not enter into a Fundamental Transaction (as defined in the January 2025 Notes) unless the successor entity assumes all obligations of the Company under the January 2025 Notes and specified transaction documents. Prior to the occurrence of a Fundamental Transaction, the January 2025 Note holders will have the right to (i) in addition to the Class A Ordinary Shares receivable upon any conversion, such securities or other assets to which such holders would have been entitled with respect to such Class A Ordinary Shares had such Class A Ordinary Shares been held by such holders upon the consummation of such Fundamental Transaction (without taking into account any limitations or restrictions on the convertibility of the January 2025 Notes), if any, or (ii) in lieu of the Class A Ordinary Shares otherwise receivable upon such conversion, such securities or other assets received by the holders of Class A Ordinary Shares in connection with the consummation of such Fundamental Transaction, if any, in such amounts as such holders would have been entitled to receive had the January 2025 Notes initially been issued with conversion rights for the form of such consideration (as opposed to Class A Ordinary Shares) at a conversion rate for such consideration commensurate with the number of Class A Ordinary Shares issuable upon conversion of the conversion amount by the January 2025 Notes Conversion Price.

Penalty for Late Delivery of Shares Upon Conversion; Buy-In Payments. The January 2025 Notes provide that if the Company fails to deliver Class A Ordinary Shares upon conversion of any January 2025 Notes when and as required, the Company must pay the holders of such January 2025 Notes an amount equal to 2% of the product of (A) the sum of the number of Class A Ordinary Shares not delivered to such holders by the required delivery date, multiplied by (B) any trading price of the Class A Ordinary Shares selected by such holders in writing as in effect at any time during the period beginning on the applicable conversion date and ending on the date that the shares are delivered. In addition, the January 2025 Notes provide that if any holder conducts a Buy-In (as defined in the January 2025 Notes) upon failure to deliver any Class A Ordinary Shares issuable upon conversion when and as required, the Company will be required to pay such holder the Buy-In Payment Amount (as defined in the January 2025 Notes).

January 2025 Warrants

Exercise Price. The January 2025 Warrants will initially be exercisable for cash at an exercise price equal to $0.559 per Class A Ordinary Share (the “January 2025 Warrants Exercise Price”), subject to adjustment as set forth therein.

Antidilution Rights. The January 2025 Warrants will have full-ratchet antidilution rights, i.e., the January 2025 Warrants Exercise Price will be reduced to equal any lower price per share of any securities issued by the Company, subject to certain customary exceptions, in the manner provided for in the January 2025 Warrants. Under the January/March 2025 Note Waivers, these antidilution rights will not apply to Class A Ordinary Shares sold under the Waived ATM. The exercise price formulas and number of shares issuable upon exercise of the January 2025 Warrants will also be proportionately adjusted for any share split or reverse share split or similar event.

Share Split Adjustments. Upon any share split or reverse share split or similar event, the January 2025 Warrants Exercise Price will be reduced to a price equal to the quotient determined by dividing (x) the sum of the VWAP of the Class A Ordinary Shares for each of the five trading days with the lowest VWAP of the Class A Ordinary Shares during the 15 consecutive trading days ending and including the trading day immediately preceding the 16th trading day after such event, divided by five.

Applicable Date Adjustments. On the 90th calendar day after each January 2025 Securities Applicable Date, the January 2025 Warrants Exercise Price will be reduced to equal the lower of (i) the applicable January 2025 Warrants Exercise Price as in effect on the applicable adjustment date, and (ii) the greater of (x) the January 2025 Notes Floor Price then in effect and (y) the lowest VWAP of the Class A Ordinary Shares during the 20 consecutive trading days ending and including the trading day immediately preceding the applicable adjustment date.

Number of Warrant Shares Adjustment. In the event of any adjustment to the January 2025 Warrants Exercise Price, the number of Class A Ordinary Shares issuable upon the exercise of the January 2025 Warrants will also be adjusted so that the aggregate January 2025 Warrants Exercise Price shall be the same immediately before and immediately after any such adjustment.

Exercise Period. The January 2025 Warrants shall be exercisable beginning on the issuance date of the January 2025 Warrants and expiring on the third anniversary of the issuance date.

Cashless Exercise. If at the time of exercise of any January 2025 Warrant, there is no effective registration statement registering the Class A Ordinary Shares underlying the January 2025 Warrants, such January 2025 Warrant may be exercised on a cashless basis pursuant to its terms.

Limitations on Exercise. The January 2025 Warrant holders shall not have the right to exercise any portion of any January 2025 Warrant to the extent that, after giving effect to such exercise, such holder (together with certain related parties) would beneficially own in excess of the January/March 2025 Securities Maximum Percentage after giving effect to such exercise. The January/March 2025 Securities Maximum Percentage may be raised or lowered to any percentage not in excess of 9.99%, at the option of such holder, provided that any increase will only be effective upon 61 days’ prior written notice to the Company.

Distribution Participation Rights. If the Company issues options, convertible securities, warrants, shares, or similar securities or distributes assets pro rata to holders of the Class A Ordinary Shares, each of the January 2025 Warrant holders will have the right to acquire the same as if such holder had exercised such holder’s January 2025 Warrants in full, except that to the extent that such acquisition would result in such holder exceeding the January/March 2025 Securities Maximum Percentage, the securities or assets distribution to such holder will be held in abeyance until such distribution would not cause the January/March 2025 Securities Maximum Percentage to be exceeded.

Reservation of Shares. While any January 2025 Warrants are outstanding, the Company must reserve at least 150% of the maximum number of Class A Ordinary Shares as shall be necessary to satisfy the Company’s obligation to issue Class A Ordinary Shares under the January 2025 Warrants.

Fundamental Transactions. The Company may not enter into a Fundamental Transaction (as defined in the January 2025 Warrants) unless the successor entity assumes all obligations of the Company under the January 2025 Warrants and specified transaction documents. Upon a Fundamental Transaction, the January 2025 Warrant holders will thereafter have the right to receive upon an exercise such shares, securities, cash, assets or any other property which such holders would have been entitled to receive upon the happening of the Fundamental Transaction had such holders’ January 2025 Warrants been exercised immediately prior to the Fundamental Transaction, if any.

Change of Control Redemption Rights. Upon the occurrence or public disclosure of a Change of Control (as defined in the January 2025 Warrants), each of the January 2025 Warrant holders will have the right to require the Company to repurchase the unexercised portion of such holder’s January 2025 Warrants for an amount of cash based on an option pricing model reasonably acceptable to such holder and the Company.

Penalty for Late Delivery of Shares Upon Exercise; Buy-In Payments. The January 2025 Warrants provide that if the Company fails to deliver Class A Ordinary Shares upon exercise of any January 2025 Warrants when and as required, the Company must pay the holders of such January 2025 Warrants an amount equal to 2% of the product of (A) the sum of the number of Class A Ordinary Shares not delivered to such holders by the required delivery date, multiplied by (B) any trading price of the Class A Ordinary Shares selected by such holders in writing as in effect at any time during the period beginning on the applicable exercise date and ending on the date that the shares are delivered. In addition, the January 2025 Warrants provide that if any holder conducts a Buy-In (as defined in the January 2025 Warrants) upon failure to deliver any Class A Ordinary Shares issuable upon exercise when and as required, the Company will be required to pay such holder the Buy-In Payment Amount (as defined in the January 2025 Warrants).

January 2025 Registration Rights Agreement

Under the January 2025 Registration Rights Agreement, the Company agreed to register the resale of the January 2025 Registrable Securities, which is the number of Class A Ordinary Shares equal to the product of 150% of the aggregate original principal amount of $1,231,250 outstanding under the January 2025 Notes, divided by the January 2025 Notes Alternate Conversion Price as of the time of determination. The Company was initially required to file the Initial January 2025 Securities Registration Statement with the SEC within 45 calendar days after the date of the closing under the January 2025 Purchase Agreement and to have the Initial January 2025 Securities Registration Statement declared effective by the SEC within 90 days after the date of such closing. Pursuant to the February 2025 Purchase Agreement, this requirement was waived in part such that the Initial January 2025 Securities Registration Statement was required to be filed no later than March 30, 2025, and declared effective by the SEC no later than 90 days after the date of the closing under the February 2025 Purchase Agreement. If the number of Class A Ordinary Shares registered for resale on the Initial January 2025 Securities Registration Statement is deemed insufficient, the Company must file a new January 2025 Securities Registration Statement covering the deficient number within 15 days, taking into account any SEC staff position as to whether such January 2025 Securities Registration Statement will be permitted, and have such new Registration Statement declared effective within 90 days. The number of Class A Ordinary Shares registered for resale will be considered insufficient if at any time the number of Class A Ordinary Shares available for resale under the applicable January 2025 Securities Registration Statement is less than the product determined by multiplying (i) the January 2025 Registrable Securities as of such time by (ii) 0.90. Each January 2025 Securities Registration Statement must remain effective and available for the resale of all securities required to be registered for resale until all such securities are resold or such securities may be resold without restriction pursuant to Rule 144.

Upon a failure (a) to file a January 2025 Securities Registration Statement, (b) have a January 2025 Securities Registration Statement declared effective by the required date, (c) maintain the effectiveness of a January 2025 Securities Registration Statement, or (d) maintain the availability of the prospectus contained in a January 2025 Securities Registration Statement for use, then the Company will be required to pay each January 2025 Investor an amount in cash equal to 1% of the original principal amount under such January 2025 Investor’s January 2025 Note on the date of the failure, and every 30-day anniversary until the failure is cured.

The January 2025 Registration Rights Agreement also provides the January 2025 Investors certain piggyback registration rights if there is not an effective January 2025 Securities Registration Statement covering all of the securities that must be registered under the January 2025 Securities Registration Statement under the January 2025 Registration Rights Agreement.

The January 2025 Registration Rights Agreement also contains certain customary covenants and indemnification provisions.

Committed Equity Financing

On January 10, 2025, we entered into an Ordinary Shares Purchase Agreement, dated as of January 10, 2025 (the “Keystone Purchase Agreement”), with Keystone Capital Partners, LLC, a Delaware limited liability company (“Keystone”), and a Registration Rights Agreement, dated as of January 10, 2025 (the “Keystone Registration Rights Agreement”), with Keystone. Upon the terms and subject to the satisfaction of the conditions contained in the Keystone Purchase Agreement, we will have the right, in our sole discretion, to sell to Keystone up to $25,000,000 of Class A Ordinary Shares (subject to certain limitations contained in the Keystone Purchase Agreement), from time to time from after the Commencement Date (as defined below) and during the term of the Keystone Purchase Agreement. Sales of Class A Ordinary Shares pursuant to the Keystone Purchase Agreement, and the timing of any sales, will be solely at our option, and we will be under no obligation to sell any securities to Keystone under the Keystone Purchase Agreement. In accordance with our obligations under the Keystone Registration Rights Agreement, we filed a registration statement with the SEC to register under the Securities Act the resale by Keystone of up to 6,247,684 Class A Ordinary Shares, consisting of (i) up to 5,761,567 Class A Ordinary Shares that we may, in our sole discretion, elect to sell to Keystone, from time to time from and after the Commencement Date pursuant to the Keystone Purchase Agreement and (ii) 486,117 Class A Ordinary Shares (the “Commitment Shares”) we issued to Keystone as consideration for its commitment to purchase the Class A Ordinary Shares that we may, in our sole discretion, direct Keystone to purchase from us pursuant to the Keystone Purchase Agreement, from time to time from after the Commencement Date during the term of the Keystone Purchase Agreement.

At any time from and after the date (the “Commencement Date”) that all of the conditions to the Company’s right to commence sales of Class A Ordinary Shares to Keystone set forth in the Keystone Purchase Agreement have been initially satisfied, including that a registration statement covering the resale of such shares is declared effective by the SEC and the final form of prospectus contained therein is filed with the SEC (the “Commencement”), on any business day on which the closing sale price of the Class A Ordinary Shares is equal to or greater than $1.00 (the “VWAP Purchase Date”), the Company may direct Keystone to purchase a number of Class A Ordinary Shares in an amount up to the VWAP Purchase Maximum Amount (as defined in the Keystone Purchase Agreement) (a “VWAP Purchase”) at a purchase price equal to the lesser of 92% of (i) the closing sale price of the Class A Ordinary Shares on the applicable VWAP Purchase Date and (ii) the volume-weighted average price during the period on the applicable VWAP Purchase Date beginning at the opening of trading and ending at the VWAP Purchase Termination Time (as defined in the Keystone Purchase Agreement) (the “VWAP Purchase Price”). If the lowest trade price for the Class A Ordinary Shares on the Clearing Date (as defined in the Keystone Purchase Agreement) is lower than that at the time any Class A Ordinary Shares are required to be issued pursuant to a VWAP Purchase, then the price per share at which such shares are issued will be adjusted such that the price per share at which such shares are issued will be calculated from the closing trade price on the Clearing Date, and the Company will issue additional Class A Ordinary Shares to Keystone to reflect such adjusted price per share.

The Keystone Purchase Agreement provides that the Company may issue to Keystone no more than 19.99% of the total number of Class A Ordinary Shares outstanding immediately prior to the execution of the Keystone Purchase Agreement, which number of shares will be reduced, on a share-for-share basis, by the number of Class A Ordinary Shares issued or issuable pursuant to any transaction or series of transactions that may be aggregated with the transactions contemplated by the Keystone Purchase Agreement under applicable rules of Nasdaq (the “Exchange Cap”), unless (i) the Company obtains the approval of the issuance of such shares by its shareholders in accordance with the applicable stock exchange rules (the “Shareholder Approval”), (ii) the average price of all applicable sales of Class A Ordinary Shares are made at a price equal to or in excess of the lower of (A) the official closing sale price on Nasdaq immediately preceding the delivery of the applicable VWAP Purchase notice to Keystone and (B) the average of the closing prices of the Class A Ordinary Shares for the five business days immediately preceding the delivery of such VWAP Purchase notice (in each case, plus an incremental amount to take into account the Commitment Shares and other compensation provided to Keystone pursuant to the Keystone Purchase Agreement), such that the sales of such Class A Ordinary Shares to Keystone would not count toward the Exchange Cap because they are “at market” under applicable stock exchange rules, or (iii) the Company obtains and submits to Nasdaq a written statement from an independent counsel in the Company’s home country certifying that the Company’s practices, including the practices of not obtaining shareholder approval to issue more than the Exchange Cap, are not prohibited by the home country’s laws, or any equivalent document that serves such purpose. Prior to entering into the Keystone Purchase Agreement, the Company submitted a written statement to Nasdaq from its Irish legal counsel which certified that the Company’s practices, including the practices of not obtaining shareholder approval to issue more than the Exchange Cap that would otherwise be required under Nasdaq Listing Rule 5635(d)(2), are not prohibited by Irish law. Therefore, the Exchange Cap is not applicable.

The Keystone Purchase Agreement prohibits us from directing Keystone to purchase any Class A Ordinary Shares if those shares, when aggregated with all other Class A Ordinary Shares then beneficially owned by Keystone and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act, and Rule 13d-3 thereunder), would result in Keystone beneficially owning more than 4.99% of the outstanding Class A Ordinary Shares.

The net proceeds from sales, if any, under the Keystone Purchase Agreement, will depend on the frequency and prices at which we sell Class A Ordinary Shares to Keystone. To the extent we sell shares under the Keystone Purchase Agreement, we currently plan to use any proceeds therefrom for costs of this transaction, for working capital, strategic and other general corporate purposes. The Keystone Purchase Agreement also provides that the Company will use 25% of any gross proceeds received under the Keystone Purchase Agreement to make payments of outstanding interest, dividends and principal, as applicable, on any outstanding notes, instruments, or other obligations of the Company, at a rate of 120% of the greater of (i) the outstanding obligations and (ii) the intrinsic underlying value of such instrument.

As consideration for Keystone’s irrevocable commitment to purchase Class A Ordinary Shares upon the terms of and subject to satisfaction of the conditions set forth in the Keystone Purchase Agreement, following the execution and delivery of the Keystone Purchase Agreement, we issued to Keystone 486,117 Class A Ordinary Shares, i.e., the Commitment Shares. Pursuant to the Purchase Agreement, the number of the Commitment Shares was determined as the number of shares equal to $250,000, valued at 92% of the closing sale price on the trading day immediately preceding the Closing Date (i.e., 92% of $0.5590 per share). In addition, as consideration for Keystone’s irrevocable commitment to purchase Class A Ordinary Shares upon the terms of and subject to satisfaction of the conditions set forth in the Keystone Purchase Agreement, we agreed to reimburse Keystone for reasonable out-of-pocket expenses, including the legal fees and disbursements of legal counsel, in the amount of $25,000.

The Keystone Purchase Agreement will terminate automatically on the earliest to occur of (i) the expiration of any registration statement required to be filed pursuant to the Keystone Registration Rights Agreement pursuant to Rule 415(a)(5) of the Securities Act, (ii) the date on which Keystone shall have purchased $25,000,000 of Class A Ordinary Shares, or (iii) the occurrence of certain other events set forth in the Keystone Purchase Agreement. The Company may terminate the Keystone Purchase Agreement at any time after the Commencement Date upon one trading day’s prior written notice to Keystone. Keystone may terminate the Keystone Purchase Agreement upon ten trading days’ prior written notice after the occurrence of certain events, including upon the occurrence of a Material Adverse Effect (as defined in the Keystone Purchase Agreement), the failure to meet a required Filing Deadline (as defined below) or Effectiveness Deadline (as defined below), or the failure to maintain a registration statement required to be maintained by the Keystone Registration Rights Agreement. The Keystone Purchase Agreement may also be terminated by mutual written consent. Certain provisions of the Keystone Purchase Agreement will survive automatic termination or termination by either party other than by mutual written consent.

Pursuant to the Keystone Registration Rights Agreement, the Company was required to file the initial registration statement with the SEC covering the resale of the Commitment Shares and the maximum number of the Class A Ordinary Shares that may be sold to Keystone pursuant to the Keystone Purchase Agreement and that may be permitted to be included in the initial registration statement under SEC rules, regulations and interpretations on or before the 45th calendar day following January 10, 2025 (the “Initial Filing Deadline”). An additional registration statement must be filed to cover the resale of the maximum remaining number of the Class A Ordinary Shares that may be sold to Keystone pursuant to the Keystone Purchase Agreement and that may be permitted to be included in the initial registration statement under SEC rules, regulations and interpretations within ten business days following the sale of substantially all of the securities covered by the most recent prior registration statement (such date, together with the Initial Filing Deadline, a “Filing Deadline”). Each registration statement required to be filed under the Keystone Registration Rights Agreement must be declared effective by the SEC on or before the earlier of the 60th calendar day following the applicable Filing Deadline and the third business day that the Company is notified by the SEC that such registration statement will not be reviewed (the “Effectiveness Deadline”). The Company must maintain the effectiveness of each registration statement required to be filed under the Keystone Registration Rights Agreement and the availability of the prospectus contained within it. The registration rights granted under the Keystone Registration Rights Agreement are subject to certain conditions and limitations and are subject to customary indemnification and contribution provisions.

Neither we nor Keystone may assign or transfer its rights and obligations under the Keystone Purchase Agreement, and no provision of the Keystone Purchase Agreement or the Keystone Registration Rights Agreement may be modified or waived by the parties.

Subject to specified exceptions included in the Keystone Purchase Agreement, we are restricted in our ability to enter into specified variable rate transactions during the term of the Keystone Purchase Agreement. Such transactions include, among others, the issuance of convertible securities with a conversion or exercise price that is based upon or varies with the trading price of our Class A Ordinary Shares after the date of issuance. Under a Limited Waiver and Consent, dated as of March 17, 2025, between us and Keystone (the “Equity Financing Waiver”), Keystone waived this restriction and any other restriction or condition that would be applicable under the Keystone Purchase Agreement relating to the Waived ATM. Pursuant to the Equity Financing Waiver, the Company may at any time enter into any agreement relating to a Waived ATM, the filing of a prospectus supplement to a prospectus contained in an effective registration statement that was filed under the Securities Act relating to the Waived ATM, the announcement of a Waived ATM, the issuance, offer, sale, or grant of any Class A Ordinary Shares relating to the Waived ATM, or the issuance, offer, sale, or grant of any securities in connection with either the provision of goods or services or settlement of any obligations that may otherwise arise with respect to the Waived ATM. The Equity Financing Waiver provides that the Company will use 25% of any gross proceeds received under the Waived ATM to make payments of outstanding interest, dividends and principal, as applicable, on any outstanding notes, instruments, or other obligations of the Company, at a rate of 120% of the greater of (i) the outstanding obligations and (ii) the intrinsic underlying value of such instrument.

The VWAP Purchase Price for a VWAP Purchase will be equitably adjusted as set forth in the Keystone Purchase Agreement for any reorganization, recapitalization, non-cash dividend, share split, reverse share split or other similar transaction.

The payment for shares in respect of each VWAP Purchase under the Keystone Purchase Agreement will be settled on the third trading day immediately following the delivery of the shares to Keystone, which shall occur on the trading day immediately following the applicable VWAP Purchase Date.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, covenants, and indemnification and contribution obligations of the parties.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to generate revenue from QIND and Al Shola Gas, including LPG distribution and engineering services;

●	our ability to execute hydrogen project advisory contracts through Bright Hydrogen Solutions;

●	macroeconomic conditions affecting industrial gas demand and hydrogen industry growth;

●	regulatory and compliance changes impacting hydrogen and LPG businesses;

●	our ability to offer competitive pricing for our products and services;

●	our ability to broaden product and service offerings;

●	industry demand and competition; and

●	market conditions and our market position.

Emerging Growth Company

We qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (iii) the date on which we have, during the preceding three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of the Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Results of Operations

The following sets forth a summary of the Company’s consolidated results of operations for the periods indicated. The information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

Revenue

During 2023, the Company generated revenue from the sale of HEVO electrolyzer systems to customers and hydrogen fueling infrastructure. During the period from December 1, 2024 to December 31, 2024, the Company primarily generated revenue from its LPG distribution operations conducted through Al Shola Gas.

Revenue decreased 61 .3% to approximately €1.6 million for the year ended December 31, 2024, from approximately €4.1 million for the year ended December 31, 2023. The decrease was primarily due to the discontinuation of operations of the Legacy Hydrogen Entities as a result of lack of sufficient capital during 2024 and the relatively insubstantial contribution to consolidated operations for 2024 from Al Shola Gas’s LPG distribution operations due to its consolidation into the Company’s operations for accounting purposes from December 1, 2024 to December 31, 2024.

Cost of Sales

During 2023, cost of sales related to our HEVO electrolyzers and hydrogen fueling infrastructure primarily consisted of costs of direct parts, material, certain service costs, shipping and logistics costs and reserves for estimated warranty expenses, and does not include impairment charges on inventory, which are not reflected on our statements of operations. Cost of sales for 2024 related to our LPG distribution operations.

Cost of sales decreased 94.2% to approximately €1.2 million for the year ended December 31, 2024, from approximately €20.1 million for the year ended December 31, 2023. The decrease was primarily due to the discontinuation of operations of the Legacy Hydrogen Entities as a result of lack of sufficient capital during 2024 and the relatively insubstantial contribution to consolidated operations for 2024 from Al Shola Gas’s LPG distribution operations due to its consolidation into the Company’s operations from December 1, 2024 to December 31, 2024.

Administration Expenses

Administration expenses consist primarily of personnel costs, director compensation, depreciation and amortization charges, travel expenses, insurance, and professional fees for legal, patent, consulting, accounting and audit services. In 2024, administration expenses included an impairment on inventory of €2.2 million in relation to the Legacy Hydrogen Entities. This impairment was booked as a consequence of customer contracts not being fulfilled due to the insolvency of Fusion Fuel Portugal.

Administration expenses increased slightly to approximately €15.9 million for the year ended December 31, 2024, from approximately €15.8 million for the year ended December 31, 2023. Administration expenses during the reported periods related primarily to the operations of the discontinued Legacy Hydrogen Entities, and the relatively insubstantial contribution to consolidated operations during 2024 from Al Shola Gas’s LPG distribution operations due to its consolidation into the Company’s operations from December 1, 2024 to December 31, 2024.

Share-Based Payment (Expense)/Credit

Share-based payment (expense)/credit primarily consisted of the grant and cancellation of equity awards under the Fusion Fuel Green PLC 2021 Equity Incentive Plan (the “2021 Plan”).

Share-based payment (expense)/credit increased 57.1% to approximately €2.2 million for the year ended December 31, 2024, from approximately €1.4 million for the year ended December 31, 2023, primarily due to an increase in the number of options vested during the year.

Impairment of Property, Plant and Equipment

During 2023, the Company incurred impairment charges relating to property, plant and equipment. The impairment charges primarily related to assets under construction and plant and machinery. No such impairment charge on property, plant and equipment occurred in 2024.

Net Finance Income

Net finance income consists of fair value gains/losses on the Company’s public warrants. The functional currency of the Company is the euro, and as the exercise price of the warrants is set in U.S. dollars, the warrants are considered a liability as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, the warrants are classified and accounted for as a derivative liability at fair value through profit or loss. The fair value of the warrants is determined with reference to the prevailing market price for warrants as reported by Nasdaq. Also included in the derivative financial instruments in 2024 are fair value gains/losses on the portion of the May 2024 Note that has been classified as a derivative liability under IFRS. These notes are classified and accounted for as a derivative liability at fair value through profit or loss due to the underlying variable conversion rate embedded in the notes.

Net finance income decreased 95.1% to approximately €0.3 million for the year ended December 31, 2024, from approximately €6.5 million for the year ended December 31, 2023, primarily due to the decrease in the prevailing market price for our public warrants as reported on Nasdaq during the period.

Comparison of the Years Ended December 31, 2023 and 2022

For a discussion of our consolidated statement of (loss)/profit and other comprehensive (loss)/ income for the years ended December 31, 2023 and 2022, see the Item 5.A. Operating Results” in our Annual Report  on Form 20-F for the year ended December 31, 2023.

5.B. Liquidity and Capital Resources

As of December 31, 2024, we had cash and cash equivalents of approximately €0.2 million. As of December 31, 2024, we also had total liabilities of €17.4 million, including debt of approximately €3.1  million. To date, we have financed our operations primarily through income generated from shares issued for cash, grants, and loans.

As of December 31, 2024, we anticipate that our levels of cash will only be sufficient to meet our cash needs for our operations and other cash requirements until December 31, 2025 and for at least 12 months beyond that period, including our costs associated with being a public reporting company, if we receive additional financing. We may also in the future require additional or alternative cash resources due to changing business conditions or to fund significant business investments or acquisitions. Since our own financial resources may be insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities in public offerings, private placements or credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Our auditor’s opinion included in our audited financial statements for the years ended December 31, 2024 and 2023 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. In recent years, we have suffered recurring losses from operations, negative working capital and cash outflows from operating activities, and therefore have been dependent upon external sources for financing our operations.

There can be no assurance that the Company’s financial resources will be sufficient to remain in operation or that necessary financing will be available on satisfactory terms, if at all. The Company may be forced to significantly reduce its spending, delay or cancel its planned activities, sell off substantial assets, or substantially change its business plans or corporate or capital structure. There can also be no assurance that the Company will ever succeed in generating sufficient revenues to continue its operations as a going concern. For further discussion, see “We will need to obtain additional funding to continue operations. If we fail to obtain the necessary financing or fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations and be forced to significantly delay, scale back or discontinue our operations.” in Item 3.D. “Risk Factors”.

The financial statements that accompany this Annual Report do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Summary of Cash Flow

The following summary of the Company’s consolidated cash flows for the periods indicated should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. Our historical results presented below are not necessarily indicative of cash flows that may be expected for any future period.

Net cash used in operating activities was approximately €8.3  million and approximately €9.2 million for the years ended December 31, 2024 and 2023, respectively. The decrease in net cash used in operating activities was primarily due to the discontinuation of operations of the Legacy Hydrogen Entities as a result of lack of sufficient capital during 2024 and the relatively insubstantial contribution to consolidated operations for 2024 from Al Shola Gas’s LPG distribution operations due to its consolidation into the Company’s operations for accounting purposes from December 1, 2024 to December 31, 2024.

Net cash provided by investing activities was approximately €0.8 million and approximately €1.2 million for the years ended December 31, 2024 and 2023, respectively. The increase in net cash provided by investing activities was primarily due to proceeds from the sale of legacy inventory during 2024.

Net cash provided by financing activities was approximately €6.5 million and approximately €3.1 million for the years ended December 31, 2024 and 2023, respectively. The increase in net cash provided by financing activities was primarily due to proceeds from sales of Class A Ordinary Shares.

Prior ATM Offering

During the year ended December 31, 2024, the Company sold 2,345,452 Class A Ordinary Shares in connection with the Prior ATM Offering (as defined in Item 10.C. “Material Contracts – At Market Issuance Sales Agreement”) for net proceeds of $6.4 million (€5.9 million) and paid $0.2 million (€0.2 million) in commissions to Fearnley Securities Inc. (“Fearnley”) and H.C. Wainwright & Co., LLC (“Wainwright”) as part of these sales.

During the year ended December 31, 2023, the Company sold 1,103,368 class A ordinary shares for net proceeds of $3.3 million and paid $0.1 million in aggregate commissions to B. Riley Securities, Inc. (“B. Riley”), Fearnley, and/or Wainwright as part of these sales.

See Item 10.C. “Material Contracts – At Market Issuance Sales Agreement” for further discussion.

Debt

See “—Recent Developments – February 2025 Private Placement of Senior Convertible Notes and Warrants” and “—Recent Developments – January 2025 Private Placement of Senior Convertible Notes and Warrants”.

May 2024 Convertible Note

On November 21, 2023, the Company entered into the November 2023 Subscription Agreement, pursuant to which the November 2023 Investors agreed to subscribe for convertible promissory notes in the aggregate principal amount of up $20 million, in tranches based on certain requirements and subject to the satisfaction of certain conditions as set forth in the November 2023 Subscription Agreement.

Pursuant to the November 2023 Subscription Agreement, on May 7, 2024, the Company issued the May 2024 Note for principal of $1,150,000, and a warrant to purchase an aggregate of 208,582 Class A Ordinary Shares with an exercise price of $1.654 per share.

The May 2024 Note was issued with an original issue discount of 2%. On the second anniversary of the date of issuance of the May 2024 Note, the Company will be required to pay to the holder an amount in cash representing 100% of all outstanding principal and accrued and unpaid interest. The May 2024 Note initially accrued interest at 4.00% per annum over the Secured Overnight Financing Rate (SOFR).

Holders of the May 2024 Note may convert all or any portion of the outstanding principal, interest and late fees if any, into a number of Class A Ordinary Shares at a conversion rate determined by dividing (x) the conversion amount by (y) the higher of (i) the May 2024 Note Minimum Conversion Price (as defined below) and (ii) 90% of the VWAP of the Class A Ordinary Shares on a day selected by the holder out of the five trading days immediately prior to the date of conversion. The “May 2024 Note Minimum Conversion Price” will be $0.40 provided that if at any time while the May 2024 Note is outstanding, the three-day VWAP of the Class A Ordinary Shares is less than $0.40, then the May 2024 Note Minimum Conversion Price shall thereafter equal $0.10.

The May 2024 Note provides for certain customary events of default, including, among other things, the instituting of bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors by or against the Company or any subsidiary (a “May 2024 Note Bankruptcy Event of Default”).

In connection with a May 2024 Note Bankruptcy Event of Default, the Company will be required to promptly pay to the holder an amount in cash representing (i) all outstanding principal, unpaid interest and unpaid late charges on such principal and interest accrued up to the date of redemption, multiplied by (ii) 125%, in addition to any and all other amounts due, without the requirement for any notice or demand or other action by the holder or any other person or entity, provided that the holder may, in its sole discretion, waive such right to receive payment upon a May 2024 Note Bankruptcy Event of Default, in whole or in part, and any such waiver would not affect any other rights of the holder.

On November 11, 2024, Fusion Fuel Portugal filed for insolvency in the civil court of Sintra, Portugal. As a result of the commencement of the insolvency proceedings, on November 11, 2024, a May 2024 Note Bankruptcy Event of Default may be deemed to have occurred under the terms of the May 2024 Note. As a result of the Bankruptcy Event of Default, the Company became liable to immediately repay in cash the holder of the May 2024 Note at least $175,000, and the May 2024 Note will accrue interest at a rate of 18.0% per annum.

Debt of Quality Industrial Corp.

On August 3, 2022, QIND issued a convertible promissory note to RB Capital Partners Inc. in the principal amount of $1,100,000, maturing on August 3, 2024. The note bears interest at 7% per annum. QIND has the right to prepay the note at any time. All principal on the note is convertible into shares of QIND’s common stock, par value $0.001 per share (“QIND common stock”), after six months from issuance at the election of the holder at a conversion price equal to $1.00 per share. As of December 31, 2024, $0 under the note had been repaid, $0 under the note had been converted into shares of QIND common stock, and $1,286,066 remained outstanding including accrued interest of $186,066.

On March 17, 2023, QIND issued a convertible promissory note to RB Capital Partners Inc. in the principal amount of $200,000, maturing on March 16, 2025. The note bears interest at 7% per annum. QIND has the right to prepay the note at any time. All principal on the note is convertible into QIND common stock after six months from issuance at the election of the holder at a conversion price equal to $1.00 per share. As of December 31, 2024, $0 under the note had been repaid, $0 under the note had been converted into shares of QIND common stock, and $225,158 remained outstanding including accrued interest of $25,158.

On May 23, 2023, QIND issued a convertible promissory note to Jefferson Street Capital LLC in the principal amount of $220,000, with a maturity date of December 31, 2024. The note bears interest at 7% per annum. QIND has the right to prepay the note at any time. All principal on the note is convertible into shares of QIND common stock after six months from issuance at the election of the holder at a conversion price equal to $0.35 per share. As of December 31, 2024, $0 under the note had been repaid, $220,000 under the note had been converted into shares of QIND common stock, and $0 remained outstanding.

On June 16, 2023, QIND issued a convertible promissory note to Sky Holdings Ltd. in the principal amount of $550,000, with a maturity date of December 31, 2024. The note bears interest at 7% per annum. QIND has the right to prepay the Note at any time. All principal on the note is convertible into shares of QIND common stock after six months from issuance at the election of the holder at a conversion price equal to $0.35 per share.  On May 16, 2024, the promissory note was amended to have a conversion price equal to $0.0375 per share. As of December 31, 2024, $0 under the note had been repaid, $77,000 under the note had been converted into shares of QIND common stock, and $532,596 remained outstanding including $59,596 accrued interest.

On July 31, 2023, QIND issued a convertible promissory note to 1800 Diagonal Lending Ltd. in the principal amount of $174,867, with a maturity date of February 28, 2024. The note had a one-time interest amount of $22,732. The note must be repaid in nine monthly payments each in the amount of $21,955.45. All principal on the cote is convertible into shares of QIND common stock in the event of default with a conversion price of 65% multiplied by the lowest trading price of QIND common stock during the ten trading days prior to the conversion date. As of December 31, 2024, the note had been repaid in full.

On August 15, 2023, QIND issued a convertible promissory note to 1800 Diagonal Lending Ltd. in the principal amount of $118,367, with a maturity date of May 30, 2024. The note has a one-time interest amount of $15,387.71. The note must be repaid in nine monthly payments each in the amount of $14,861.64. All principal on the note is convertible into shares of QIND common stock in the event of default with a conversion price of 65% multiplied by the lowest trading price for the QIND common stock during the ten trading days prior to the conversion date. As of December 31, 2024, the note had been repaid in full.

On December 20, 2023, QIND issued a two-year convertible promissory note RB Capital Partners Inc. in the principal amount of $100,000, with a maturity date of December 20, 2025. The note bears interest at 10% per annum. QIND has the right to prepay the note at any time. All principal on the note is convertible into shares of QIND common stock after six months from issuance at the election of the holder at a conversion price equal to $1.00 per share. As of December 31, 2024, $0 under the note had been repaid, $0 under the note had been converted into shares of QIND common stock, and $110,027 remained outstanding including $10,027 of accrued interest.

On December 20, 2023, QIND issued a convertible promissory note to Sean Levi in the principal amount of $100,000, with a maturity date of December 20, 2024. The note bears a minimum of 20% interest which will be charged on the day QIND receives IPO funding, and thereafter 15% per annum will be charged. 50% of the value of the note is required to be issued as commitment shares at a 25% discount to the IPO price upon QIND’s uplist to the New York Stock Exchange and must be held for six months. All principal on the note is convertible into shares of QIND common stock after six months from issuance at the election of the holder at a conversion price equal to the price of 25% of the listing price, or if QIND does not uplist, at a 50% discount of the market price. As of December 31, 2024, $0 under the note had been repaid, $0 under the note had been converted into shares of QIND common stock, and $119,670 remained outstanding.

On January 18, 2024, QIND issued a convertible promissory note to 1800 Diagonal Lending LLC in the principal amount of $174,867, with a one-time interest charge of $22,732, and with a maturity date of October 30, 2024. Accrued, unpaid interest and outstanding principal, subject to adjustment, were required to be paid in nine payments each of $21,955. All principal was convertible into shares of QIND common stock in the event of default with a conversion price of 65% multiplied by the lowest trading price for the QIND Common stock during the ten trading days before the conversion date. As of December 31, 2024, the note had been repaid in full.

On February 6, 2024, QIND issued a convertible promissory note to Exchange Listing LLC in the principal amount of $35,000, with a maturity date of August 6, 2024. The note will be convertible into QIND common stock at a discount of 35% to the VWAP of the QIND common stock for the five days before any conversion and bears 10% interest per annum. The maturity date will be the earlier of (i) six months from the issue date or upon completion of a listing of QIND on a senior exchange. As of December 31, 2024, $0 under the note had been repaid, $0 under the note had been converted into shares of QIND common stock, and $38,164 remained outstanding including $3,164 accrued interest.

On March 12, 2024, QIND issued a convertible promissory note to 1800 Diagonal Lending LLC in the principal amount of $118,367, with a one-time interest charge of $15,387, and with a maturity date of December 15, 2024. Accrued, unpaid interest and outstanding principal, subject to adjustment, were required to be paid in nine payments each of $14,861.56 commencing April 15, 2024. All principal was convertible into shares of QIND common stock in the event of default with a conversion price of 65% multiplied by the lowest trading price for the QIND common stock during the ten trading days prior to the conversion date. As of December 31, 2024, the note had been repaid in full.

On May 21, 2024, QIND issued a convertible promissory note to Jefferson Street Capital LLC in the principal amount of $71,500, with equal consecutive payments due monthly beginning on October 21, 2024, and with a maturity date of February 21, 2025. The note is convertible into QIND common stock at the rate of $0.03 and bears 10% interest per annum. The promissory note required 500,000 commitment shares of QIND to be issued. As of December 31, 2024, $0 under the note had been repaid, $0 under the note had been converted into shares of QIND common stock, and $75,904 remained outstanding including $4,404 accrued interest.

On July 3, 2024, QIND issued a convertible promissory note to 1800 Diagonal Lending LLC in the principal amount of $179,400, with a one-time interest charge of $23,322, and with a maturity date of April 25, 2025. Accrued, unpaid interest and outstanding principal, subject to adjustment, must be paid in nine payments each of $22,524.67 commencing August 15, 2024. All principal is convertible into QIND common stock in the event of default with a conversion price of 65% multiplied by the lowest trading price for the QIND common stock during the ten trading days prior to the conversion date. As of December 31, 2024, $39,456 under the note had been repaid, $19,933 under the note had been converted into shares of QIND common stock, and $131,615 remained outstanding including $11,604 accrued interest.

On September 20, 2024, pursuant to a Loan Agreement, dated as of September 20, 2024, between QIND and J.J. Astor & Co., QIND issued a convertible senior secured promissory note to J.J. Astor & Co. in the principal amount of $405,000, which must be paid in forty weekly installments of $10,125 each, and with a maturity date of June 30, 2025. The note converts at 80% of the average of the four lowest VWAPs of QIND common stock over the 20 trading days immediately prior to each permitted conversion of the note. As of December 31, 2024, $30,375 under the note had been repaid, $0 under the note had been converted into shares of QIND common stock, and $374,625 remained outstanding.

On September 25, 2024, QIND issued a convertible promissory note to 1800 Diagonal Lending LLC in the principal amount of $115,000, with a one-time interest charge of $14,950, and with a maturity date of June 30, 2025. Accrued, unpaid interest and outstanding principal, subject to adjustment, must be paid in nine payments each of $14,438.89 commencing October 30, 2024. is convertible into QIND common stock in the event of default with a conversion price of 65% multiplied by the lowest trading price for the QIND common stock during the ten trading days prior to the conversion date. As of December 31, 2024, $12,778 under the note had been repaid, $0 under the note had been converted into shares of QIND common stock, and $106,209 remained outstanding including $3,987 accrued interest.

As of December 31, 2024, Quality Industrial Corp. reported total debt of $2,847,605. This amount includes $2,676,358 in outstanding principal on convertible notes and $263,551 in accrued interest, net of an unamortized discount of $92,304 on the convertible notes.

Debt of Al Shola Gas

Al Shola Gas also had total bank borrowings from financial institutions of approximately $381,730 as of December 31, 2024.

Lender Name	Effective Interest Rate	Maturity Date	Outstanding Amount ($)
GrenKey1	34.7%	July 1, 2027	100,963
GrenKey2	28.9%	January 1, 2028	105,580
Azansh	14.9%	March 27, 2025	117,557
I Fund	23.0%	February 26, 2024	57,629
Bank Borrowings			381,730

Leases

On January 1, 2021, Fusion Fuel Portugal entered into a sub-lease agreement with Negordy Investments, S.A. (“Negordy”) for space of 4,156 square meters of office, logistical, and industrial activities. Parking plots are also included. The sub-lease has an initial term of five years, with automatic renewal for additional terms of five years until either party notifies the other party of its intention not to renew. Either party can choose to terminate the agreement after 12 months once adequate communication is provided to the other party. The monthly rent determined by the sub-lease is fixed at €0.03 million. In connection with Fusion Fuel Portugal’s November 11, 2024, entry into insolvency proceedings, any remaining obligations relating to such sub-lease agreement will be subject to such insolvency proceedings.

In the fourth quarter of 2021, the Company entered into a lease agreement for shared office space in Ireland. The lease agreement had a term of 12 months and was automatically renewed for another year if neither party provided sufficient notice to terminate before the end of the term. During the fourth quarter of 2022, the Company extended the lease agreement by a further 24 months. During the second quarter of 2024, the Company extended the lease agreement, starting October 31, 2024, for an additional 24 months. The monthly rent payment was approximately €4,500 per month. In February 2025, the Company moved to different office space leased by the same office lessor and will pay monthly rent of €2,800 for the remainder of the 24-month term of the lease.

On December 20, 2022, the Company, as guarantor, and Fusion Fuel Portugal, as tenant, entered into a lease agreement with SCPI Corum Eurion - Sucursal EM Portugal (“CORUM Eurion”), as landlord, pursuant to which Fusion Fuel Portugal leased its electrolyzer manufacturing factory located in Vale Tripeiro Industrial Park in Benavente, Portugal back from CORUM Eurion. The lease agreement has an initial term of 20 years and automatically renews for an additional term of 10 years unless the Fusion Fuel Portugal notifies CORUM Eurion of its election not to renew the lease at least 18 months prior to the end of the initial term. The lease agreement provides for a monthly rent of €50,000 (subject to annual increase based on the Portuguese consumer price index excluding housing). Fusion Fuel Portugal will bear all expenses, including utilities and property taxes, for the property. To guarantee the fulfillment of its obligations under the lease agreement, Fusion Fuel Portugal made a cash deposit of €800,000 and delivered a bank guarantee of €100,000 (in each case, subject to annual review on the same basis as the rent). The lease agreement contains other terms and conditions that are customary for leases of its type. In connection with Fusion Fuel Portugal’s November 11, 2024 entry into insolvency proceedings, any remaining obligations relating to such lease agreement will be subject to such insolvency proceedings.

During 2021, 2022, 2023 and 2024, Fusion Fuel Portugal along with its subsidiary entities entered into various land, equipment and vehicle leases in the ordinary course of business.

As of December 31, 2024, the Company had entered into 18 vehicle leases. The term of each lease ranged from 48 to 60 months.

As of December 31, 2024, the Company had entered into four land leases for the purpose of developing former hydrogen projects. Three of the leases had an initial term of 30 years and one had a 29-year term.

Other licenses entered into in 2023 and 2024 included various equipment items in the first quarter. The duration of the contracts ranged from 36 to 60 months.

In connection with Fusion Fuel Portugal’s November 11, 2024 entry into insolvency proceedings, any remaining obligations relating to such land, equipment and vehicle lease agreements will be subject to such insolvency proceedings.

QIND has a virtual office at 315 Montgomery Street, 94104 San Francisco, California, United States. The cost per month is $113 and is renewed annually.

Set forth in the table below is information regarding Al Shola Gas’ leased facilities, including the lease term, respective square foot sizes, and annual rent amounts. In total, Al Shola Gas leases properties that exceed 17,000 square feet. Annual rent is calculated in U.S. dollars at the official exchange rate of 3.67 AED to $1.00 as of April 28, 2025.

Location	Lease Term	Area Sq. Ft.	Annual Rent
Office at Hamsah Building, O/112, Zabeel Road, Dubai, UAE	1 Year	1,222	$25,723
Warehouse No. 19, Baghdad Street, Al Qusais Industrial Area 2, Al Qusais, Dubai, UAE	1 Year	6,400	$7,115
Warehouse Plot No: 987-1006, Al Layan 1, DIC, Dubai, UAE	1 Year	10,010	$30,518
Employee accommodation 17 units Plot No: 438-0, Muhaisanah Second, DIC, Dubai, UAE	1 Year	2,928	94,496
Total		20,550	$157,852

Al Shola Gas’s rent expenses for the period ended December 31, 2024, were as follows:

Expense
Office Rent Expenses	25,723
Warehouse/Store Rent Expenses	15,457
Labor Accommodation Rent Expenses	72,937
Total	$114,117

As disclosed, we acquired control of 51% of the outstanding shares of Al Shola Gas through our acquisition of a majority stake in QIND on November 26, 2024. In connection with this acquisition, we acquired lease agreements for commercial vehicles held by Al Shola Gas. These leases generally have a lease term of four years. The Company’s obligations under its leases are secured by the lessor’s title to the leased assets.

See note 20 to the consolidated financial statements included with this Annual Report for a summary of future lease payments required under these lease agreements.

Capital Expenditures

During the years ended December 31, 2024 and 2023, the Company made approximately €11,000 and approximately €8.6 million, respectively, in capital expenditures. We did not have any contractual obligations for capital expenditures as of December 31, 2024.

Contingencies

We are currently not a defendant in any material legal proceedings, investigation, or claims.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5.C. Research and Development, Patents and Licenses, etc.

Fusion Fuel Portugal filed three provisional patents in 2022 under the titles “Water electrolyzer and method for control of cation contamination of polymer electrolyte membrane”, “Monolithic gas diffusion layer incorporated in current collector plate for water electrolysis” and “Portable hydrogen production system”. In addition, during 2022, 2023, and 2024, the Company’s research and development policies prioritized the design, testing, and funding of development and commercialization of prototype models of its miniaturized PEM electrolyzer, or “HEVO”, product lines. The rights with respect to these patents and technologies are expected to be liquidated in connection with its entry into insolvency proceedings on November 11, 2024.

5.D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demand, commitments or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

5.E. Critical Accounting Estimates

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Jeffrey E. Schwarz	66	Chairman of the Board
John-Paul Backwell	44	Chief Executive Officer and Director
Frederico Figueira de Chaves	41	Interim Chief Financial Officer, Chief Strategy Officer and Head of Hydrogen Solutions, and Director
Gavin Jones	38	Secretary
Theresa Jester	67	Director
Rune Magnus Lundetrae	48	Director
Luisa Ingargiola	57	Director

Jeffrey E. Schwarz has been the Chairman of the board of directors of the Company since December 2020. Mr. Schwarz served as the Chief Executive Officer and Chairman of the board of directors of HL, a former Nasdaq-listed company, from February 2018 to December 2020, when it was dissolved in connection with its merger with a subsidiary of the Company. Mr. Schwarz has served as the Managing Member of Metropolitan Capital Partners V LLC, the investment vehicle of the Schwarz family office, since 2012. Mr. Schwarz has also served as the Co-Chairman of the board of directors of Bogen Corporation since 1997, a provider of audio equipment. Mr. Schwarz also has served as the Chairman of the Board of XL Batteries, Inc. since 2019.Mr. Schwarz received a BS in Economics (Summa Cum Laude) and an MBA from the Wharton School of the University of Pennsylvania.

John-Paul Backwell has been the Chief Executive Officer and a director of the Company since November 2024. Mr. Backwell has also been the Chief Executive Officer of Quality Industrial Corp. (OTC Pink: QIND) since October 2022 and was Chief Commercial Officer of Quality Industrial Corp. from May 2022 to October 2022. From January 2024 to January 2025, Mr. Backwell was also a director and the Chief Executive Officer of Samsara Luggage, Inc. (OTC Pink: SAML). Mr. Backwell previously served as a director of FB Fire Technologies Ltd (FireBug) from November 2024 until January 2025. From July 2021 until January 2025, Mr. Backwell was Managing Director of Ilustrato. From February 2022 until January 2025, Mr. Backwell was a director of Emergency Response Technologies Inc. From May 2019 to June 2021, Mr. Backwell was a Non-Executive Director of ConnectNow. From September 2019 to June 2021, Mr. Backwell was the Managing Director of Detego Global. Mr. Backwell earned a Bachelor of Arts degree in English Language and Literature/Letters from Stellenbosch University.

Frederico Figueira de Chaves has been Interim Chief Financial Officer of the Company since January 2025, Chief Strategy Officer and Head of Hydrogen Solutions of the Company since November 2024 and as a director of the Company since June 2020. Mr. Figueira de Chaves has also been Chief Executive Officer and a director of Bright Hydrogen Solutions Limited since February 2025. Mr. Figueira de Chaves was Chief Executive Officer of the Company from June 2023 to November 2024. Mr. Figueira de Chaves was Chief Financial Officer of the Company from June 2020 to June 2023. From January 2009 to 2019, Mr. Figueira de Chaves held a number of senior positions at UBS AG, including Asset Management Head of Sales Management & Marketing, Global Asset Management Head Wealth Management & Wealth Management Americas Distribution, Chief of Staff to Global Asset Management CEO & CEO Europe, the Middle East, and Africa (“EMEA”), and Chief of Staff to Group COO & CEO EMEA, and Business Manager of Group CEO Management Office. Mr. Figueira de Chaves holds a master’s degree in Economics from Edinburgh University.

Gavin Jones has been the Secretary of the Company since January 2023. Since January 2025, Mr. Jones has been the Head of Finance of Exergyn Limited. Mr. Jones was the Chief Financial Officer of the Company from June 2023 to January 2025 and was the Company’s Chief Accounting Officer from October 2021 to January 2025. From October 2016 to April 2021, Mr. Jones was a Director in the Audit and Assurance Practice of KPMG. Mr. Jones held various other roles within KPMG’s Audit and Assurance Practice between 2007 and September 2016. Mr. Jones holds a bachelor’s degree in accounting and human Resource Management from the National College of Ireland and is a fellow of the Chartered Accountants Ireland (FCA).

Theresa “Terry” Jester has been a director of the Company since December 2021. Ms. Jester has been a managing director of KIWA PI Berlin, LLC since January 2023. Ms. Jester has been a director of Canadian Premium Sands Inc., a high-quality solar glass company, since April 2023. Ms. Jester has been a director of NEXT Energy Technologies Inc. since March 2020. Ms. Jester has been a director of Highland Materials, Inc. since March 2023. From April 2018 to September 2021, Ms. Jester was the Chief Executive Officer of BIA Controls, Inc. Ms. Jester was COO and various other operations leadership roles at ARCO Solar, Siemens Solar, Shell Solar, SolarWorld (FWB: SWV), and SunPower Corporation (Nasdaq: SPWR) from 1979 to 2007. Ms. Jester earned a Mechanical Engineering Degree from California State University.

Rune Magnus Lundetrae has been a director of the Company since December 2020. Since October 2023, Mr. Lundetrae has been the Chief Financial Officer of Eldorado Drilling AS. Since October 2021, Mr. Lundetrae has also been a director of ATDL AS. From June 2020 until May 2023, Mr. Lundetrae was the Chairman of Seaway7 ASA. Mr. Lundetrae was a director of HL, a former Nasdaq-listed company, from June 2018 to December 2020, when it was dissolved in connection with its merger with a subsidiary of the Company. From December 2016 to December 2019, Mr. Lundetrae was the Deputy Chief Executive Officer and Chief Financial Officer of Borr Drilling Ltd. (NYSE: BORR). From August 2015 to December 2016, Mr. Lundetrae was Managing Director and Head of Oil Services of DNB Markets, the investment banking subsidiary of DNB Bank ASA (OSE: DNB). From January 2012 to June 2015, Mr. Lundetrae was the Chief Financial Officer of Seadrill Ltd. (NYSE: SDRL). From June 2010 to January 2011, Mr. Lundetrae was the Chief Financial Officer of Scorpion Offshore Ltd. (formerly OSE: SCORE). From November 2001 to September 2003, Mr. Lundetrae was an auditor at KPMG Stavanger. Mr. Lundetrae received a BA in Business Administration from the University of Newcastle Upon Tyne, a M.Sc. in IS Management from the London School of Economics and a M.Sc. of Accounting and Finance from the Norwegian School of Economics. He is qualified as a CPA in Norway.

Luisa Ingargiola has been a director of the Company since February 2025. Ms. Ingargiola has been Chief Financial Officer of Avalon GloboCare Corp. (Nasdaq: ALTB) since February 2017. Ms. Ingargiola has been a board director and Audit Committee chairman for Vision Marine Technologies, Inc. (Nasdaq: VMAR) since December 2020 and BioCorRx Inc. (OTCQB: BICX) since April 2018. Ms. Ingargiola was also a board director and Audit Committee chairman for AgEagle Aerial Systems Inc. (NYSE American: UAVS) from May 2018 to November 2022. Earlier in her career, Ms. Ingargiola was CFO and co-founder of BBHC, Inc., formerly known as MagneGas Corporation (formerly Nasdaq: TRNX; MNGA). Ms. Ingargiola graduated from Boston University with a bachelor’s degree in Business Administration and a concentration in Finance. She also received a Master of Health Administration from the University of South Florida.

No family relationships exist between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

6.B. Compensation of Board Members and Executives

Executive Officer Compensation

Our executive officers were entitled to an aggregate compensation of approximately €3.0 million for the year ended December 31, 2024. This amount included cash payments and equity compensation during the fiscal year. During the year, the executive officers were paid approximately €0.8 million. We have not set aside or accrued any additional amount to provide pension, retirement or other similar benefits to our executive officers.

For further details of equity compensation that have been granted to the Company’s employees, including the Executive Committee Members, see Note 7 - Share Based Payment Expense, to the consolidated financial statements included with this Annual Report.

Non-Executive Director Compensation

Our non-executive directors were entitled to an aggregate compensation of approximately €0.66 million for the year ended December 31, 2024. This amount included cash payments and equity compensation during the fiscal year. During the year, the non-executive directors were paid approximately €0.25 million. We have not set aside or accrued any additional amount to provide pension, retirement or other similar benefits to our executive officers.

For the year ended December 31, 2024, share options to purchase 474,683 Class A Ordinary Shares were granted to our non-executive directors at an exercise price of $1.04 per share, which expire the sooner of seven years from the date of grant or the grantee’s termination of continuous service, and vest quarterly over 12 months. For the year ended December 31, 2024, no share options were granted to our executive officers.

6.C. Board Practices

Director Term of Office

The Company’s board of directors has three classes of directors with staggered terms, with each director serving for up to three years until his or her successor is designated and qualified. During such term, our shareholders will have no power to remove directors without cause. The directors have been assigned to the following classes:

Jeffrey E. Schwarz	Class III
Frederico Figueira de Chaves	Class I
Theresa Jester	Class I
Rune Magnus Lundetrae	Class II
John-Paul Backwell	Class I
Luisa Ingargiola	Class II

The term of office for the first class of directors, consisting of Frederico Figueira de Chaves and Theresa Jester, will expire at the Company’s annual general meeting of shareholders in 2024. The term of office for the second class of directors, consisting of Rune Magnus Lundetrae and Luisa Ingargiola, will expire at the Company’s annual general meeting of shareholders in 2025. The term of office for the third class of directors, consisting of Jeffrey E. Schwarz, will expire at the Company’s annual general meeting of shareholders in 2026. Mr. Schwarz has been a director since December 2020. Mr. Figueira de Chaves has been a director since June 2020. Ms. Jester has been a director since December 2021. Mr. Lundetrae has been a director since December 2020. Mr. Ingargiola has been a director since February 2025.

There are no service contracts between the Company and any member of our board of directors providing for the accrual of benefits, compensation or otherwise, upon termination of their employment or service.

Board Committees

Our board of directors has established an Audit Committee, a Compensation Committee, and a Nominating Committee. We adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

The purpose of the Audit Committee is to assist the board of directors in monitoring the integrity of the annual, quarterly and other financial statements of the Company, independent auditor’s qualifications and independence, the performance of the Company’s independent auditor, and the compliance by the Company with legal and regulatory requirements. The Audit Committee also reviews and approves all related-party transactions.

The Audit Committee members are Rune Magnus Lundetrae, Theresa Jester, Luisa Ingargiola, and Jeffrey E. Schwarz.   Our board of directors has determined that each of the Audit Committee members satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and the requirements of the Audit Committee members under the Nasdaq Listing Rules. Ms. Ingargiola serves as the Audit Committee Chairman. The Audit Committee Charter is available on our website at https://www.fusion-fuel.eu/.

Compensation Committee

The purposes of the Compensation Committee are, among other things, making recommendations to the board of directors relating to the compensation of the Company’s chief executive officer, if any, and other executive officers of the Company, and administering or delegating the power to administer the Company’s incentive compensation and equity-based compensation plans.

The Compensation Committee members are Rune Magnus Lundetrae, Theresa Jester, Luisa Ingargiola, and Jeffrey E. Schwarz. Our board of directors has determined that each of the Compensation Committee members satisfies the “independence” and other requirements of Compensation Committee members under the Nasdaq Listing Rules. Jeffrey Schwarz serves as the Compensation Committee Chairman. The Compensation Committee Charter is available on our website at https://www.fusion-fuel.eu/.

Nominating Committee

The purpose of the Nominating Committee is, among other things, to discharge the responsibilities of the board of directors relating to the appropriate size, functioning, and needs of the board of directors including, but not limited to, recruitment and retention of high quality board members and committee composition and structure.

The Nominating Committee members are Rune Magnus Lundetrae, Theresa Jester, Luisa Ingargiola, and Jeffrey E. Schwarz. Our board of directors has determined that each of the Compensation Committee members satisfies the “independence” and other requirements of Nominating Committee members under the Nasdaq Listing Rules. Jeffrey Schwarz serves as the Nominating Committee Chairman. The Nominating Committee Charter is available on our website at https://www.fusion-fuel.eu/.

6.D. Employees

As of December 31, 2024, December 31, 2023, and December 31, 2022, the Company had a total of 131, 124, and 149 employees, respectively, all of whom were full-time. As of December 31, 2024, 120 employees were employed by Al Shola Gas and were primarily located in Dubai, UAE; six employees were employed by QIND; four employees were employed by Fusion Fuel Green PLC; and one employee was employed by Fusion Fuel Australia, PTY Ltd.

None of our employees are represented by labor unions.

6.E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Equity Incentive Plan

On August 5, 2021, the Company’s Board of Directors adopted and approved the Fusion Fuel Green PLC 2021 Equity Incentive Plan, which authorized the Company to grant up to 1,000,000 Class A Ordinary Shares in the form of incentive share options, non-qualified share options, share appreciation rights, restricted awards, performance share awards, cash awards and other share awards. Cancelled and surrendered share options and share awards may again become available for grant under the 2021 Plan. The purpose of the 2021 Plan is to provide the Company with the flexibility to issue share-based awards as part of an overall compensation package to attract and retain qualified personnel.

Purpose of the 2021 Plan: The purpose of the 2021 Plan is to advance our interests and the interests of our shareholders by providing an incentive to attract, retain and reward persons performing services for us and by motivating such persons to contribute to our growth and profitability.

The following summary briefly describes the principal features of the 2021 Plan and is qualified in its entirety by reference to the full text of the 2021 Plan.

Awards that may be granted include: (a) incentive share options, or ISOs, (b) non-qualified share options, (c) share appreciation rights, (d) restricted Shares, (e) restricted share units, or RSUs, (f) shares granted as a bonus or in lieu of another award, (g) performance awards, (h) other equity-based awards, and (i) cash awards. These awards offer us and our shareholders the possibility of future value, depending on the long-term price appreciation of the Class A Ordinary Shares and the award holder’s continuing service with us.

Share options give the option holder the right to acquire from us a designated number of shares of the Class A Ordinary Shares at a purchase price that is fixed at the time of the grant of the option. The exercise price will not be less than the market price of the Class A Ordinary Shares on the date of grant. Share options granted may be either incentive share options or non-qualified share options.

Share appreciation rights, or SARs, which may be granted alone or in tandem with options, have an economic value similar to that of options. When an SAR for a particular number of shares is exercised, the holder receives a payment equal to the difference between the market price of the shares on the date of exercise and the exercise price of the shares under the SAR. Again, the exercise price for SARs normally is the market price of the shares on the date the SAR is granted. Under the 2021 Plan, holders of SARs may receive this payment – the appreciation value – either in cash or Class A Ordinary Shares valued at the fair market value on the date of exercise. The form of payment will be determined by us.

Restricted share and RSU awards are rights to receive shares of the Class A Ordinary Shares, which may be subject to certain vesting or other conditions. Restricted shares represent issued and outstanding shares of the Class A Ordinary Shares, which may be subject to vesting criteria. RSUs represent the right to receive shares of the Class A Ordinary Shares subject to satisfaction of the vesting criteria. Restricted shares are surrenderable and non-transferable until the shares vest. The vesting date or dates and other conditions for vesting are established when the awards are granted.

The 2021 Plan also provides for performance awards, representing the right to receive a payment, which may be in the form of cash, Class A Ordinary Shares, or a combination, based on the attainment of pre-established goals. The 2021 Plan also provides for other equity-based awards and cash awards.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of any class of our voting securities as of the date of this Annual Report by:

●	each person who is known by us to beneficially own 5% or more of any class of our voting securities;

●	each of our current directors and each member of our senior management; and

●	all of our directors and senior management as a group.

The calculations in the table below are based on 24,244,174 Class A Ordinary Shares and 4,171,327 Series A Preferred Shares outstanding as of May 2, 2025. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Name and Title of Director or Officer or Name of Shareholder	Class A Ordinary Shares Beneficially Owned		Ownership (%)	Series A Preferred Shares	Ownership (%)	Class A Ordinary Shares Underlying Option		Exercise Price of Option ($)	Option Expiration Date
Jeffrey E. Schwarz, Chairman of the Board	1,820,345	(1)	7.2%	-	-	45,372		$6.45	1/31/2029
	-		-	-	-	52,228		$4.26	1/31/2030
	-		-	-	-	172,612		$1.04	1/31/2031
John-Paul Backwell, Chief Executive Officer and Director	-	(2)	-	219,991	5.3%	-		-	-
Frederico Figueira de Chaves, Interim Chief Financial Officer, Chief Strategy Officer, Head of Hydrogen Solutions, and Director	643,444	(3)	2.6%	-	-	200,000		$10.50	1/1/2029
	-		-	-	-	200,000	(4)	$10.50	1/1/2029
Gavin Jones, Secretary	3,018	(5)	*	-	-	-		-	-
Theresa Jester, Director	157,624	(6)	*	-	-	26,467		$6.45	1/31/2029
	-		-	-	-	30,467		$4.26	1/31/2030
	-		-	-	-	100,690		$1.04	1/31/2031
Rune Magnus Lundetrae, Director	212,468	(7)	*	-	-	30,248		$6.45	1/31/2029
						10,446		$4.26	1/31/2029
	-		-	-	-	34,819		$4.26	1/31/2030
	-		-	-	-	115,075		$1.04	1/31/2031
Luisa Ingargiola, Director	-		-	-	-	-		-	-
Total Directors and Officers	2,836,899		11.3%	219,991	5.3%	818,424
Ilustrato Picture International Inc.	3,818,969	(8)	15.8%	3,215,258	77.1%	-		-	-
Nicolas Link	3,818,969	(9)	15.8%	219,991	5.3%	-		-	-

(1)	Consists of (1) 639,241 Class A Ordinary Shares, (2) 910,892 Class A Ordinary Shares issuable upon exercise of a warrant, and (3) 270,212 Class A Ordinary Shares issuable upon exercise of options within 60 days of May 2, 2025.

(2)	Does not include Class A Ordinary Shares issuable upon conversion of 219,991 Series A Preferred Shares held by John-Paul Backwell, which will not become convertible until the conditions for the Preferred Shares Conversion are met.

(3)	Consists of (1) 222,319 Class A Ordinary Shares held by Key Family Holding Investimentos e Consultoria de Gestão, Ltd (“KFH”), (2) 206,125 Class A Ordinary Shares issuable upon exercise of a warrant, (3) 15,000 Class A Ordinary Shares issuable upon the vesting of RSUs, and (4) 200,000 Class A Ordinary Shares issuable upon exercise of options within 60 days of May 2, 2025. Each of Frederico Figueira de Chaves and his brother has shared voting and dispositive power over the Class A Ordinary Shares held by KFH.

(4)	The option is subject to vesting conditions that may not be satisfied as of a date within 60 days of May 2, 2025, therefore the Class A Ordinary Shares issuable upon exercise of the option are not considered to be beneficially owned as of such date.

(5)	Consists of 3,018 Class A Ordinary Shares issuable upon the vesting of an RSU.

(6)	Consists of 157,624 Class A Ordinary Shares issuable upon the exercise of options.

(7)	Consists of (1) 21,880 Class A Ordinary Shares and (2) 180,142 Class A Ordinary Shares issuable upon exercise of options.

(8)	Does not include Class A Ordinary Shares issuable upon conversion of 3,215,258 Series A Preferred Shares held by Ilustrato, which will not become convertible until the conditions for the Preferred Shares Conversion are met. Nicolas Link has voting and dispositive control over the Class A Ordinary Shares held by Ilustrato.

(9)	Consists of 3,818,969 Class A Ordinary Shares held by Ilustrato, of which Nicolas Link has voting and dispositive control. Does not include Class A Ordinary Shares issuable upon conversion of 219,991 Series A Preferred Shares held by Mr. Link and 3,215,258 Series A Preferred Shares held by Ilustrato, which will not become convertible until the conditions for the Preferred Shares Conversion are met.

There have been no significant changes in the percentage ownership held by any beneficial owners of more than 5% of any class of the Company’s voting securities during the past three years, based on their filings of Schedules 13D/A or Schedules 13G/A with the SEC, except as follows:

●	As of November 26, 2024, Ilustrato Picture International Inc. became the beneficial owner of 16.7% of the outstanding Class A Ordinary Shares.

●	Between February 7, 2022 and December 4, 2024, MAK Capital Fund L.L.C., MAK Capital Fund LP, and Michael A. Kaufman’s shared beneficial ownership of the outstanding Class A Ordinary Shares changed from 24.5% to 2.54%.

●	Between March 20, 2022 and June 30, 2024, Richard Leahy’s beneficial ownership of the outstanding Class A Ordinary Shares changed from 5.1% to 1.9%.

●	Between December 31, 2021 and July 31, 2022, BNP Paribas Asset Management UK Ltd.’s beneficial ownership of the outstanding Class A Ordinary Shares changed from 9.90% to 4.51%.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company, except the following: Upon the occurrence of the Preferred Shares Conversion, the QIND Sellers will own 41,713,270 Class A Ordinary Shares, subject to adjustment, which would constitute approximately 63% of the outstanding Class A Ordinary Shares immediately following the Preferred Shares Conversion, and would therefore represent a change of control of the ownership of the Company, assuming 24,244,174 Class A Ordinary Shares, the number of Class A Ordinary Shares outstanding as of the date of this Annual Report, were outstanding immediately prior to the Preferred Shares Conversion. In addition, it is expected that, at the same time as the occurrence of the Preferred Shares Conversion, the election of the New Directors will also become effective, and that the election of the New Directors will also represent a change of control of the board of directors of the Company.

7.B. Related Party Transactions

Unless otherwise noted, the following is a description of related party transactions since January 1, 2023, with any of the members of our board of directors, any executive officer, any beneficial owner of at least 10% of the voting securities of the Company at the time of such transaction, or any members of their immediate family, that had or will have a direct or indirect material interest, other than compensation arrangements, which are described under Item 6.B. “Compensation”.

Transaction with Negordy Investments, S.A.

On January 1, 2021, Fusion Fuel Portugal entered into a sub-lease agreement with Negordy, a former beneficial owner of more than 10% of our Class A Ordinary Shares, for space of 4,156 square meters of office, logistical, and industrial activities. Parking plots are also included. The sub-lease has an initial term of five years, with automatic renewal for additional terms of five years until either party notifies the other party of its intention not to renew. Either party may terminate the agreement after 12 months upon notice. The monthly rent is €0.03 million. In connection with Fusion Fuel Portugal’s November 11, 2024 entry into insolvency proceedings, any remaining obligations relating to such sub-lease agreement will be subject to such insolvency proceedings.

Transactions with MagP

MagP Inovação, S.A. (“MagP”) is an entity majority-owned by Negordy, a former beneficial owner of more than 10% of our Class A Ordinary Shares.

During 2023, Fusion Fuel Portugal incurred an aggregate of €3.8 million in fees to MagP for production of CPV solar trackers used in the Company’s former line of hydrogen generators.

Under a provision for services contract, effective January 1, 2021, between Fusion Fuel Portugal and MagP, during 2023, MagP provided purchasing and logistics, maintenance, general administrative, and research and development services. The monthly fee charged by MagP under this contract was €21,450. This monthly fee was terminated at the end of 2023.

In connection with Fusion Fuel Portugal’s November 11, 2024 entry into insolvency proceedings, any remaining obligations relating to the above transactions will be subject to such insolvency proceedings.

Related Party Loans

In January 2024, KFH, which is jointly owned by Frederico Figueira de Chaves, the Company’s Interim Chief Financial Officer, Chief Strategy Officer and Head of Hydrogen Solutions, and director, and Mr. Figueira de Chaves’s brother, made a short-term bridge loan to Fusion Fuel Portugal of €300,000 on a non-interest-bearing basis for use as working capital. €250,000 of the loan was made on January 29, 2024, and €50,000 of the loan was made on January 31, 2024. In connection with Fusion Fuel Portugal’s November 11, 2024 entry into insolvency proceedings, any remaining obligations relating to this transaction will be subject to such insolvency proceedings.

In August 2024, Fig Tree - Administração de Imóveis, Lda, which is jointly owned by Frederico Figueira de Chaves, the Company’s Interim Chief Financial Officer, Chief Strategy Officer and Head of Hydrogen Solutions, and a director, and Mr. Figueira de Chaves’s brother, made a short-term bridge loan to Fusion Fuel Portugal of €100,000 on a non-interest-bearing basis for use as working capital. In connection with Fusion Fuel Portugal’s November 11, 2024 entry into insolvency proceedings, any remaining obligations relating to this transaction will be subject to such insolvency proceedings.

On October 30, 2023, KFH made a short-term bridge loan to Fusion Fuel Portugal of €245,000 on a non-interest-bearing basis for use as working capital. This amount was repaid on November 14, 2023.

On September 28, 2023, KFH made a short-term bridge loan to Fusion Fuel Portugal of €260,000 on a non-interest-bearing basis for use as working capital. This amount was repaid on October 6, 2023.

During 2023, Fusion Fuel Portugal paid €16,683 in tax liabilities due in Portugal on behalf of João Wahnon, the Company’s former Chief of Business Development Officer. The tax liabilities were paid subject to reimbursement by Mr. Wahnon. The payments had not been reimbursed by Mr. Wahnon as of December 31, 2024. In connection with Fusion Fuel Portugal’s November 11, 2024 entry into insolvency proceedings, any remaining obligations to Fusion Fuel Portugal relating to such tax liabilities will be subject to such insolvency proceedings.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18. “Financial Statements,” which contains our consolidated financial statements prepared in accordance with IFRS.

Legal Proceedings

Insolvency Proceedings

On November 11, 2024, Fusion Fuel Portugal filed for insolvency in the civil court of Sintra, Portugal. Subsequently, the former production and sale of the Company’s miniaturized PEM green hydrogen electrolyzer product line and research and development activities, which were conducted through Fusion Fuel Portugal and its subsidiaries, ceased and will not be continued. It is expected that the assets held by Fusion Fuel Portugal and its subsidiaries will be disposed of through a liquidation process.

Claim Against Hydrogenial

In connection with its insolvency proceedings, on November 11, 2024, Fusion Fuel Portugal submitted a claim in Portugal for damages against Hydrogenial S.A. (“Hydrogenial”) and Norbert Bindner that were allegedly incurred due to Hydrogenial’s breach of the Subscription Agreement, dated as of August 28, 2024, between the Company and Hydrogenial, as amended by the Amendment to Subscription Agreement, dated as of October 9, 2024, between the Company and Hydrogenial (as amended, the “Hydrogenial Agreement. The Hydrogenial Agreement provides for the offer and sale of an aggregate of 43,790,850 Class A Ordinary Shares and warrants to acquire an aggregate of 13,137,254 Class A Shares for an aggregate purchase price of $33,500,000, as a private placement to Hydrogenial, which represented that it is an “accredited investor” as defined in Rule 501(a) under the Securities Act. The Hydrogenial Agreement originally provided for the closing of the sale to take place on September 30, 2024, subject to applicable closing conditions. On October 1, 2024, the Company delivered a notice of breach of the Hydrogenial Agreement to Hydrogenial, which stated that all conditions to the obligations of Hydrogenial to purchase and pay for the securities under the Hydrogenial Condition had been met as of September 30, 2024 and demanded that Hydrogenial make immediate payment of the purchase price. On October 9, 2024, the Hydrogenial Agreement was amended to provide that the closing under the Hydrogenial Agreement would take place on October 25, 2024. However, the closing did not occur on such date. See 10.C. “Material Contracts – Subscription Agreement with Hydrogenial S.A.”

Policy on Dividend Distributions

We have never declared or paid cash dividends on the Class A Ordinary Shares. Moreover, we are generally prohibited from paying cash dividends on our securities under certain loan covenants without the prior written consents of the relevant creditors. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the near future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant, and will be subject to compliance with applicable laws, including the Irish Companies Act, which requires Irish companies to have distributable reserves available for distribution equal to or greater than the amount of the proposed dividend.

8.B. Significant Changes

Except for the events described in Item 5.A. “Operating Results – Recent Developments” or as disclosed elsewhere in this Annual Report, no significant change has occurred since the date of our consolidated financial statements filed as part of this Annual Report.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

The Company’s Class A Ordinary Shares and public warrants are listed on The Nasdaq Capital Market under the symbols “HTOO” and “HTOOW,” respectively. The Company’s securities are not listed on any exchange or traded in any market outside of the United States.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

See Item 9.A. “Offer and Listing Details”.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

The following information is incorporated by reference herein: (1) the information under the section “Comparison of Corporate Governance and Shareholder Rights” and particularly with respect to the Company as described under the column entitled “Ireland” with such section in the Registration Statement on Form F-4/A filed by the Company with the SEC on November 5, 2020; and (2) the information in Exhibit 2.13 to this Annual Report.

10.C. Material Contracts

At Market Issuance Sales Agreement

The At Market Issuance Sales Agreement, dated as of June 6, 2022 (the “Prior ATM Agreement”), between the Company and B. Riley, Fearnley, and Wainwright, as the sales agents (each, an “Agent,” and together, the “Agents”), provided that the Company may offer and sell, from time to time through or to the Agents, as sales agent or principal, Class A Ordinary Shares in up to the amount registered on a registration statement and prospectus supplement pursuant to which the offering was conducted (the “Prior ATM Offering”). On June 30, 2023, B. Riley and the Company agreed to terminate the ATM Agreement with respect to B. Riley.

The Prior ATM Agreement provided that the Agents may sell Class A Ordinary Shares by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act.

The Company was required to pay the Agents a commission of 3.0% of the aggregate gross sales prices of the Class A Ordinary Shares sold in the Prior ATM Offering. The Company was also required to reimburse the Agents for fees and disbursements of counsel to the Agents in an amount not to exceed $60,000 in connection with the signing of the Agreement and $5,000 per calendar quarter in connection with updates to the documentation provided under the Prior ATM Agreement. A.G.P./Alliance Global Partners acted as the Company’s financial advisor in connection with the Prior ATM Offering, for which the Company paid A.G.P./Alliance Global Partners certain advisory fees. The Company was entitled to receive a rebate against the commissions payable under the Prior ATM Agreement in an amount equal to such advisory fees .

The Prior ATM Agreement contained customary representations and warranties, covenants and indemnification and contribution obligations, including indemnification and contribution for liabilities under the Securities Act. The Prior ATM Agreement provided that it may be terminated (i) by the Company at any time in its sole discretion by giving five business days’ written notice to the Agents, (i) by an Agent, but solely with respect to such Agent’s participation in the Prior ATM Offering, at any time in its sole discretion by giving notice to the Company if certain events had occurred, or (iii) by an Agent, but solely with respect to such Agent’s participation in the Prior ATM Offering, at any time in its sole discretion by giving five business days’ written notice to the Company.

In connection with the Prior ATM Offering, the Company offered and sold Class A Ordinary Shares for aggregate gross proceeds of approximately $10.2 million and paid approximately $0.3 million in commissions in connection with these sales. The Prior ATM Offering was conducted pursuant to the Prior ATM Agreement, the Company’s effective shelf registration statement under the Securities Act on Form F-3 (File No. 333-264714), which was declared effective by the SEC on May 13, 2022, the Company’s prospectus supplement dated June 6, 2022, which the Company filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act on June 6, 2022, and the Company’s prospectus supplement dated July 7, 2023, which the Company filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act on July 10, 2023. The Company used the net proceeds from the Prior ATM Offering for working capital and general corporate purposes.

On May 6, 2024, in connection with the initial closing under the November 2023 Subscription Agreement (as defined in “—November 2023 Securities Subscription Agreement, Registration Rights Agreement, Convertible Notes and Warrants”), the Company terminated the Prior ATM Agreement by giving notice of termination, effective May 11, 2024.

Promissory Sale and Purchase Agreement and Triple-Net Lease Agreement with SCPI Corum Eurion - Sucursal EM Portugal

On December 16, 2022, Fusion Fuel Green PLC and Fusion Fuel Portugal entered into a Promissory Sale and Purchase Agreement (the “Benavente Property Sale Agreement”) with SCPI Corum Eurion - Sucursal EM Portugal (“CORUM Eurion”), providing for a sale-leaseback transaction with respect to its electrolyzer manufacturing factory located in Vale Tripeiro Industrial Park in Benavente, Portugal (the “Benavente Property”), with Fusion Fuel Portugal as the seller and lessee, CORUM Eurion as the purchaser and lessor, and Fusion Fuel Green PLC as guarantor.

On December 20, 2022, the parties completed the transactions contemplated by the Sale Agreement. Subject to the terms and conditions of the Benavente Property Sale Agreement, Fusion Fuel Portugal sold, and CORUM Eurion purchased, the Benavente Property, for a purchase price of €9,325,000, less approximately €926,000 in holdbacks and approximately €868,631 in setoffs for amounts due by Fusion Fuel Portugal to CORUM Eurion under the related Benavente Property Lease Agreement (as defined below). Fusion Fuel Portugal agreed to take certain post-completion actions, including performing certain designated work on the Benavente Property. The holdbacks were provided to secure compliance with the obligation to perform such work and will be released to Fusion Fuel Portugal as the work is completed. If any of such work is not completed by the specified deadline set forth in the Benavente Property Sale Agreement, the corresponding portion of the holdback will be kept by CORUM Eurion. The Benavente Property Sale Agreement includes representations and warranties of the parties and other terms and conditions that are customary for agreements of its type.

At the completion of the transactions, Fusion Fuel Green PLC, as guarantor, and Fusion Fuel Portugal, as tenant, entered into the Triple-Net Lease Agreement, dated as of December 20, 2022 (the “Benavente Property Lease Agreement”), with CORUM Eurion, as landlord, pursuant to which Fusion Fuel Portugal leased the Benavente Property back from CORUM Eurion. The Benavente Property Lease Agreement has an initial term of 20 years and automatically renews for an additional term of ten years unless Fusion Fuel Portugal notifies CORUM Eurion of its election not to renew the lease at least 18 months prior to the end of the initial term. The Benavente Property Lease Agreement provides for a monthly rent of €50,000 (subject to annual increase based on the Portuguese consumer price index excluding housing). Fusion Fuel Portugal will bear all expenses, including utilities and property taxes, for the Benavente Property. To guarantee the fulfillment of its obligations under the Benavente Property Lease Agreement, Fusion Fuel Portugal made a cash deposit of €800,000 and delivered a bank guarantee of €100,000 (in each case, subject to annual review on the same basis as the rent). The Benavente Property Lease Agreement contains other terms and conditions that are customary for leases of its type.

In connection with Fusion Fuel Portugal’s November 11, 2024 entry into insolvency proceedings, all outstanding balances that Fusion Fuel Portugal may owe to CORUM Eurion under the Triple-Net Lease Agreement will be subject to such insolvency proceedings. As of December 31, 2024, CORUM Eurion had not demanded repayment from Fusion Fuel Green PLC as guarantor. CORUM Eurion may seek to do so following the completion of the insolvency proceedings.

November 2023 Securities Subscription Agreement, Registration Rights Agreement, Convertible Notes and Warrants

Under the November 2023 Subscription Agreement, the November 2023 Investors may subscribe for convertible promissory notes (“November 2023 Subscription Notes”) in the aggregate principal amount of up to $20 million, including the initial tranche of $1.15 million described below, in tranches based on certain requirements and subject to the satisfaction of certain conditions as set forth in the November 2023 Subscription Agreement. Each tranche size, other than the initial tranche, is to be determined by mutual agreement of the Company and the Assignee Lead Holder (as defined below). The Company also agreed to issue to the November 2023 Investors, for no additional consideration, warrants (“November 2023 Subscription Warrants”) to purchase Class A Ordinary Shares in an amount equal to 30% of the principal amount of the November 2023 Subscription Notes divided by 130% of the VWAP for the five trading days immediately preceding the applicable closing date and with an exercise price equal to 130% of the VWAP for the five trading days immediately preceding the applicable closing date.

In connection with the November 2023 Subscription Agreement, under the Registration Rights Agreement, dated as of November 21, 2023, between the Company and the Initial Lead Holder (the “November 2023 Registration Rights Agreement”), the Company was required to register 200% of the maximum number of Class A Ordinary Shares issuable upon conversion of the November 2023 Subscription Notes and exercise of the November 2023 Subscription Warrants. In accordance with the terms of the November 2023 Registration Rights Agreement, the Company filed a Registration Statement on Form F-3 (File No. 333-276880), which, as amended, was declared effective by the SEC on May 3, 2024, to register the offer and resale of a maximum of 46,482,518 Class A Ordinary Shares issuable upon conversion and exercise of the November 2023 Subscription Notes and the November 2023 Subscription Warrants. On May 3, 2024, the Company filed the final prospectus for this offering, dated May 3, 2024, relating to the offer and resale of up to 1,120,329 Class A Ordinary Shares upon conversion and exercise of the November 2023 Subscription Notes and exercise of the November 2023 Subscription Warrants, based upon the price of the Class A Ordinary Shares as of May 1, 2024.

On May 7, 2024, the initial tranche in the amount of $1,150,000 was agreed and subscribed for by the Initial Lead Holder.

Convertible Note Issued May 7, 2024

Pursuant to the November 2023 Subscription Agreement, the Company issued the May 2024 Note to the Initial Lead Holder with an original issue discount of 2%. On May 7, 2026, the Company will be required to pay to the holder an amount in cash representing 100% of all outstanding principal and accrued and unpaid interest. The May 2024 Note initially accrued interest at 4.00% per annum over the Secured Overnight Financing Rate (SOFR).

Holders of the May 2024 Note may convert all or any portion of the outstanding principal, interest and late fees if any, into a number of Class A Ordinary Shares at a conversion rate determined by dividing (x) the conversion amount by (y) the higher of (i) the May 2024 Note Minimum Conversion Price and (ii) 90% of the VWAP of the Class A Ordinary Shares on a day selected by the holder out of the five trading days immediately prior to the date of conversion (the “May 2024 Note Conversion Price”). The “May 2024 Note Minimum Conversion Price” will be $0.40 provided that if at any time while the May 2024 Note is outstanding, the three-day VWAP of the Class A Ordinary Shares is less than $0.40, then the May 2024 Note Minimum Conversion Price shall thereafter equal $0.10.

The May 2024 Note provides for certain customary events of default, including, among other things, a May 2024 Note Bankruptcy Event of Default. In connection with a May 2024 Note Bankruptcy Event of Default, the Company will be required to promptly pay to the holder an amount in cash representing (i) all outstanding principal, unpaid interest and unpaid late charges on such principal and interest accrued up to the date of redemption, multiplied by (ii) 125%, in addition to any and all other amounts due, without the requirement for any notice or demand or other action by the holder or any other person or entity, provided that the holder may, in its sole discretion, waive such right to receive payment upon a May 2024 Note Bankruptcy Event of Default, in whole or in part, and any such waiver would not affect any other rights of the holder.

On November 11, 2024, Fusion Fuel Portugal filed for insolvency in the civil court of Sintra, Portugal. As a result of the commencement of the insolvency proceedings, on November 11, 2024, a May 2024 Note Bankruptcy Event of Default may be deemed to have occurred under the terms of the May 2024 Note. As a result of the Bankruptcy Event of Default, the Company became liable to immediately repay in cash the holder of the May 2024 Note at least $175,000, and the May 2024 Note will accrue interest at a rate of 18.0% per annum.

As of December 31, 2024, a total of $1.01 million of principal and accrued interest under the May 2024 Note had been converted into 1,732,430 Class A Ordinary Shares in the aggregate.

See “—Convertible Notes Issuable Pursuant to the Securities Subscription Agreement” for other general terms applicable to the May 2024 Note.

Warrant Issued May 7, 2024

Also on May 7, 2024, pursuant to the November 2023 Subscription Agreement and in connection with the issuance of the May 2024 Note, the Company issued a warrant (the “May 2024 Warrant”) to the Initial Lead Holder to purchase an aggregate of 208,582 Class A Ordinary Shares with an exercise price of $1.654 per share, expiring on May 7, 2026. See “—Warrants Issuable Pursuant to the Securities Subscription Agreement” for other general terms applicable to the May 2024 Warrant.

Assignment of Rights by Belike Nominees Pty Ltd. to Macquarie Bank Limited

On May 8, 2024, Belike Nominees Pty Ltd. (the “Initial Lead Holder”) assigned its rights under the November 2023 Subscription Agreement, the November 2023 Registration Rights Agreement, the May 2024 Note, and the May 2024 Warrant to Macquarie Bank Limited (the “Assignee Lead Holder”). On May 22, 2024, the Company filed a prospectus supplement, dated May 22, 2024, to the prospectus dated May 3, 2024 with the SEC pursuant to Rule 424(b)(3) under the Securities Act, which replaced the Initial Lead Holder with the Assignee Lead Holder as the named selling shareholder pursuant to the assignment of all rights to the Class A Ordinary Shares issuable upon conversion or exercise of the May 2024 Note and the May 2024 Warrant by the Initial Lead Holder to the Assignee Lead Holder. On March 12, 2025, the Company filed an additional prospectus supplement, dated March 12, 2025, to the prospectus dated May 3, 2024 with the SEC pursuant to Rule 424(b)(3) under the Securities Act for the resale from time to time of up to 6,018,540 Class A Ordinary Shares, which was equal to 200% of the maximum number of Class A Ordinary Shares that was issuable to the Assignee Lead Holder upon conversion of the principal and accrued interest and interest that was accruable prior to maturity under the May 2024 Note at the May 2024 Note Minimum Conversion Price in the original principal amount of $1,150,000 and upon exercise of the May 2024 Warrant, and which included 1,732,430 Class A Ordinary Shares that Assignee Lead Holder had previously been issued upon conversion of the May 2024 Note as of the date of such prospectus supplement.

Securities Subscription Agreement

The November 2023 Subscription Agreement provides that from the period beginning on May 7. 2024 and ending on May 7, 2026 (the “Tranche Termination Date”), the Company may give notice (“New Tranche Notice”) of a request of a subsequent loan tranche under the November 2023 Subscription Agreement upon 20 business days’ written notice to the November 2023 Investors, unless otherwise agreed to between the Company and the November 2023 Investors, provided (i) the Equity Conditions (as defined in the November 2023 Subscription Agreement) are met (as determined in the sole discretion of the Assignee Lead Holder, (ii) the Assignee Lead Holder has obtained all necessary internal approvals, and (iii) subject to the satisfaction of closing conditions. Each of the November 2023 Investors will have the right, but not the obligation, in its sole discretion, to subscribe for from the Company the requested additional tranche of November 2023 Subscription Notes in an aggregate original principal amount to be determined upon agreement or as stated in the New Tranche Note. Each of the November 2023 Investors will pay $9,800 for each $10,000 of principal amount of November 2023 Subscription Notes to be subscribed for by such November 2023 Investors.

The November 2023 Subscription Agreement contains a number of conditions to the closing of each tranche, including the following:

●	With respect to the initial closing, the Company shall have closed on an equity financing with a third party investor in which the Company receives net proceeds of at least $1,000,000.

●	The filing and effectiveness of a registration statement registering for resale the Class A Ordinary Shares issuable upon conversion and exercise of the November 2023 Subscription Notes and November 2023 Subscription Warrants purchased in the tranche.

●	The Company shall have provided evidence of the termination of the Prior ATM Agreement.

●	The average daily traded value of the Class A Ordinary Shares for the ten consecutive trading days immediately preceding the most recent closing date is not less than 50% of the average daily traded value of the Class A Ordinary Shares for 10 consecutive trading days immediately preceding the date on which the relevant registration statement was filed with the SEC and the trading price of the Class A Ordinary Shares at any time on any of the three trading days immediately preceding the closing date is not less than 65% of the Closing Sale Price (as defined in the November 2023 Subscription Agreement) of the Class A Ordinary Shares on the date on which the relevant registration statement is filed with the SEC (or if such date is not a trading day, the trading day immediately preceding such date).

●	The Company shall have a minimum balance of cash (and cash equivalent assets) equal to or greater than $500,000 within five days of the applicable closing.

●	For each tranche subsequent to the initial tranche, the Company will be required to satisfy the Equity Conditions.

The November 2023 Subscription Agreement contains a number of covenants, including the following:

●	So long as any November 2023 Subscription Notes remain outstanding, the Company and its subsidiaries will not effect or enter an agreement to effect any Variable Rate Transaction (as defined in the November 2023 Subscription Agreement).

●	So long as any of the November 2023 Investors beneficially own any November 2023 Subscription Notes or November 2023 Subscription Warrants, the Company will not, without the prior written consent of the Assignee Lead Holder, offer, issue or sell (1) any November 2023 Subscription Notes (other than to one of the November 2023 Investors pursuant to the November 2023 Subscription Agreement) or (2) other equity or securities that could reasonably be expected to cause a breach or default under the November 2023 Subscription Notes or the November 2023 Subscription Warrants or otherwise impede the ability of any of the November 2023 Investors to exercise any rights thereunder.

●	So long as any of the November 2023 Investors beneficially owns any November 2023 Subscription Notes, subject to certain exceptions, the Company and its subsidiaries shall not directly or indirectly issue, offer, sell, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant of any option or right to purchase or other disposition of any equity security, any convertible securities (as defined below), any preferred stock or any purchase rights and including any “at-the-market” offering of equity securities.

●	The Company is required to reimburse the Assignee Lead Holder up to $125,000 for its legal and due diligence fees, of which $40,000 was paid prior to the date of the November 2023 Subscription Agreement.

●	Until the November 2023 Subscription Agreement Applicable Date (as defined below) and at any time thereafter while any registration statement is not effective or the prospectus contained therein is not available for use or any Current Public Information Failure (as defined in the November 2023 Registration Rights Agreement) exists, the Company shall not file a registration statement or an offering statement under the Securities Act relating to securities that are not the Registrable Securities (as defined in the November 2023 Registration Rights Agreement). “November 2023 Subscription Agreement Applicable Date Applicable Date” means the earlier of (x) the first date on which the resale by the holders of all the Registrable Securities required to be filed on the initial registration statement (as defined in the November 2023 Registration Rights Agreement) pursuant to the November 2023 Registration Rights Agreement is declared effective by the SEC (and each prospectus contained therein is available for use on such date) or (y) the first date on which all of the Registrable Securities are eligible to be resold by such holders pursuant to Rule 144 (or, if a Current Public Information Failure has occurred and is continuing, such later date after which the Company has cured such Current Public Information Failure).

●	For so long as any November 2023 Subscription Notes or November 2023 Subscription Warrants remain outstanding, the Company may not issue or sell any Class A Ordinary Shares, subject to certain exceptions, for a consideration per share less than a price equal to the conversion price of the November 2023 Subscription Notes in effect immediately prior to such issuance or sale (“November 2023 Subscription Dilutive Issuance”) if the effect of such Dilutive Issuance is to cause the Company to be required to issue upon conversion or exercise of any November 2023 Subscription Notes or November 2023 Subscription Warrants any Class A Ordinary Shares in excess of that number of Class A Ordinary Shares which the Company may issue upon conversion or exercise of any November 2023 Subscription Notes or November 2023 Subscription Warrants without breaching the Company’s obligations under the rules or regulations of Nasdaq.

●	So long as any November 2023 Subscription Notes are outstanding, the Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, any securities of the Company without the prior express written consent of the November 2023 Investors.

●	In addition, the Company granted the Assignee Lead Investor the right, but not the obligation, to participate exclusively as investor in future equity and equity-linked offerings of securities during the period beginning on the date of the November 2023 Subscription Agreement and ending on the six-month anniversary of the day the Assignee Lead Investor ceases to hold any November 2023 Subscription Notes or November 2023 Subscription Warrants, in an amount of up to 100% of the securities being sold in such offerings.

The Company may terminate the November 2023 Subscription Agreement and the ability to request any further tranches under it at any time prior to the Tranche Termination Date by providing forty business days’ written notice or other period if agreed to by the Company and the November 2023 Investors (the “Termination Notice Period”). Within two business days of the expiration of the Termination Notice Period, the Company will have the obligation to purchase all outstanding November 2023 Subscription Notes from the November 2023 Investors at price equal to 108% of the then issued and outstanding principal balance of such November 2023 Subscription Notes and all accrued but unpaid interest thereon by wire transfer of immediately available funds.

The November 2023 Subscription Agreement contains certain representations and warranties, covenants and indemnities customary for similar transactions.

Convertible Notes Issuable Pursuant to the Securities Subscription Agreement

General. The November 2023 Subscription Notes will be issued with an original issue discount of 2%. On the second anniversary of the date of issuance of a November 2023 Placement Note (the “November 2023 Subscription Notes Maturity Date”), the Company shall pay to the holder an amount in cash representing 100% of all outstanding principal and accrued and unpaid interest.

Interest. The November 2023 Subscription Notes accrue interest at 4.00% per annum over the Secured Overnight Financing Rate (SOFR). After the occurrence and during the continuance of an event of default, the November 2023 Subscription Notes will accrue interest at the rate of 18.0% per annum. See “—Events of Default” below.

Conversion. Holders of the November 2023 Subscription Notes may convert all or any portion of the outstanding principal, interest and late fees if any, into a number of Class A Ordinary Shares at a conversion rate determined by dividing (x) the conversion amount by (y) the higher of (i) the November 2023 Subscription Notes Minimum Conversion Price (as defined below) and (ii) 90% of the VWAP of the Class A Ordinary Shares on a day selected by the holder out of the five trading days immediately prior to the date of conversion (the “November 2023 Subscription Notes Conversion Price”). The “November 2023 Subscription Notes Minimum Conversion Price” will $0.20 provided that if at any time while the November 2023 Subscription Notes are outstanding, the three-day VWAP of the Class A Ordinary Shares is less than $0.20, then the November 2023 Subscription Notes Minimum Conversion Price shall thereafter equal $0.05. With respect to the May 2024 Note only, all references to the November 2023 Subscription Notes Conversion Price refer to the May 2024 Note Conversion Price, and all references to the November 2023 Subscription Notes Minimum Conversion Price refer to the May 2024 Note Minimum Conversion Price.

Trading Price Redemption. If, at any time prior to the November 2023 Subscription Notes Maturity Date, the VWAP of the Company’s Class A Ordinary Shares for any ten trading day period is less than the November 2023 Subscription Notes Minimum Conversion Price, then the holder shall have the right, but not the obligation, to require the Company to redeem the November 2023 Subscription Notes in full at a price equal to 108% of all outstanding principal and accrued and unpaid interest and accrued and unpaid late charges, if any, on such principal and interest.

Conversion Limitation. Each of the holders of the November 2023 Subscription Notes may not convert any portion of the November 2023 Subscription Notes to the extent that after giving effect to such conversion, such holder together with its affiliates and certain other parties (“November 2023 Securities Attribution Parties”) collectively would beneficially own in excess of 9.99% of the Class A Ordinary Share outstanding immediately after giving effect to such conversion.

Events of Default

The November 2023 Subscription Notes contain certain customary events of default, including, among other things, the failure of a required registration statement to be filed, become or remain effective in accordance with certain deadlines set forth in the November 2023 Registration Rights Agreement, and breach of the financial covenants described in “—Covenants” below.

In connection with an event of default, a holder may require the Company to redeem in cash any or all of the November 2023 Subscription Notes. The redemption price (except in the case of certain events of default relating to bankruptcy) will equal the greater of (i) 125% of the conversion amount being redeemed and (ii) the conversion rate with respect to the conversion amount in effect at such time as the holder delivers notice of an event of default redemption multiplied by the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding such event of default and ending on the date the Company makes the entire redemption payment.

In connection with bankruptcy, insolvency, reorganization, or similar proceedings or court orders of, against, or in respect of the Company or any subsidiary, the Company will be required to promptly pay to the holders of the November 2023 Subscription Notes an amount in cash representing (i) all outstanding principal, unpaid interest and unpaid late charges on such principal and interest accrued up to the date of redemption, multiplied by (ii) 125%, in addition to any and all other amounts due, without the requirement for any notice or demand or other action by the holder or any other person or entity, provided that each of the holders may, in its sole discretion, waive such right to receive payment, in whole or in part, and any such waiver will not affect any other rights of the holder.

Change of Control. In connection with a Change of Control (as defined in the November 2023 Subscription Notes), a holder may require the Company to redeem all or any portion of each November 2023 Subscription Note (“Change of Control Redemption”). The redemption price per share will equal the greatest of (i) 125% of the conversion amount being redeemed, (ii) the product of 125% multiplied by the product of (A) the conversion amount being redeemed multiplied by (B) the quotient determined by dividing (I) the greatest closing sale price of the Class A Ordinary Shares during the period beginning on the date immediately preceding the earlier to occur of (1) the consummation of the applicable Change of Control and (2) the public announcement of such Change of Control, and ending on the date the holder delivers notice of the Change of Control Redemption by (II) the November 2023 Subscription Notes Conversion Price then in effect and (iii) the product of 125% multiplied by the product of (A) the Conversion Amount being redeemed multiplied by (B) the quotient of (I) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Class A Ordinary Share to be paid to the holders of the Class A Ordinary Shares upon consummation of such Change of Control (any such non-cash consideration constituting publicly-traded securities shall be valued at the highest of the closing sale price of such securities as of the trading day immediately prior to the consummation of such Change of Control, the closing sale price of such securities on the trading day immediately following the public announcement of such proposed Change of Control and the closing sale price of such securities on the trading day immediately prior to the public announcement of such proposed Change of Control) divided by (II) the November 2023 Subscription Notes Conversion Price then in effect.

Holder Rights Upon Issuance of Purchase Rights, Corporate Events, and Issuance of other Securities

If at any time the Company grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of Class A Ordinary Shares (the “Purchase Rights”), then each of the holders of the November 2023 Subscription Notes will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the holders could have acquired if the holders had held the number of Class A Ordinary Shares acquirable upon complete conversion of the November 2023 Subscription Notes (without taking into account any limitations or restrictions on the convertibility of the November 2023 Subscription Notes and assuming for such purpose that the November 2023 Subscription Notes were converted at the then effective November 2023 Subscription Notes Minimum Conversion Price as of the applicable record date) immediately prior to the date on which a record is taken for the grant, issuance or sale of such Purchase Rights.

Prior to the consummation of any Fundamental Transaction (as defined in the November 2023 Subscription Notes) pursuant to which holders of Class A Ordinary Shares are entitled to receive securities or other assets with respect to or in exchange for Class A Ordinary Shares (a “Corporate Event”), each of the holders of the November 2023 Subscription Notes will thereafter have the right to receive upon a conversion of the November 2023 Subscription Notes, such securities or other assets to which the holder would have been entitled with respect to such Class A Ordinary Shares had such Class A Ordinary Shares been held by the holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of the November 2023 Subscription Notes).

Subject to certain exceptions, if the Company issues or sells, or is deemed to have issued or sold, any Class A Ordinary Shares (including the issuance or sale of Class A Ordinary Shares owned or held by or for the account of the Company issued or sold or deemed to have been issued or sold) for a consideration per share less than a price equal to the November 2023 Subscription Notes Conversion Price in effect immediately prior to such issuance or sale or deemed issuance or sale, then, immediately after such issuance or sale, the November 2023 Subscription Notes Conversion Price then in effect shall be reduced to an amount equal to the price of the lower-priced security.

If the Company in any manner issues or sells or enters into any agreement to issue or sell, any ordinary shares, options or convertible securities that are issuable pursuant to such agreement or convertible into or exchangeable or exercisable for Class A Ordinary Shares at a price which varies or may vary with the market price of the Class A Ordinary Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (“Variable Price”), the Company will be required to provide written notice to the holders of the November 2023 Subscription Notes on the date of such agreement and the issuance of such securities. From and after the date the Company enters into such agreement or issues any such securities, each holder of the November 2023 Subscription Notes may, in its sole discretion, substitute the Variable Price for the November 2023 Subscription Notes Conversion Price or November 2023 Subscription Notes Minimum Conversion Price upon conversion of the November 2023 Subscription Notes.

Covenants. The Company will be subject to certain customary affirmative and negative covenants regarding the incurrence of indebtedness, the existence of liens, the repayment of indebtedness, the payment of cash in respect of dividends, distributions or redemptions, and the transfer of assets, among other matters.

Warrants Issuable Pursuant to the Securities Subscription Agreement

General. Each of the November 2023 Subscription Warrants enables its holder to acquire, at any time after the issuance date thereof and from time to time, at the exercise price then in effect, Class A Ordinary Shares.

Exercise Price. The exercise price per share of the November 2023 Subscription Warrants will be 130% of the VWAP of the Class A Ordinary Shares during the five trading days immediately preceding the issuance of such November 2023 Subscription Warrants, subject to adjustment as described further below. a registration statement covering the resale of the Placement Warrant Shares issuable upon exercise of the Placement Warrants is not effective

Exercise Period. November 2023 Subscription Warrants are exercisable at any time and from time to time until the second anniversary of the issuance date.

Cashless Exercise. If at the time of exercise of any March 2025 Warrant, there is no effective registration statement registering the Class A Ordinary Shares underlying the March 2025 Warrants, such March 2025 Warrant may be exercised on a cashless basis pursuant to its terms.

Exercise Limitation. Each holder of the November 2023 Subscription Warrants may not exercise any portion of the November 2023 Subscription Warrants to the extent that after giving effect to such exercise, the holder together with the other November 2023 Securities Attribution Parties collectively would beneficially own in excess of 9.99% of the Class A Ordinary Shares outstanding immediately after giving effect to such exercise.

Adjustment of Exercise Price and Number of Placement Warrant Shares

The exercise price of the November 2023 Subscription Warrants is subject to adjustment in accordance with the adjustment of the November 2023 Subscription Notes Conversion Price as described above. If and whenever the Company issues or sells, or is deemed to have issued or sold, any Class A Ordinary Shares (including the issuance or sale of Class A Ordinary Shares owned or held by or for the account of the Company), subject to certain exceptions, then immediately after such sale or issuance, the exercise price then in effect will be reduced to an amount equal to the price of the lower-priced security. Simultaneously with any adjustment to the exercise price, the number of Class A Ordinary Shares that may be acquired upon exercise of the November 2023 Subscription Warrants will be increased proportionately, so that after such adjustment the aggregate exercise price payable for the adjusted number of Class A Ordinary Shares underlying the November 2023 Subscription Warrants will be the same as the aggregate exercise price in effect immediately prior to such adjustment (without regard to any limitations on exercise).

If the Company in any manner issues or sells or enters into any agreement to issue or sell, any ordinary shares, options or convertible securities that are issuable pursuant to such agreement or convertible into or exchangeable or exercisable for Class A Ordinary Shares at a Variable Price, the Company will be required to provide written notice to the holders of the November 2023 Subscription Warrants on the date of such agreement and the issuance of such securities. From and after the date the Company enters into such agreement or issues any such securities, each holder of the November 2023 Subscription Warrants may, in its sole discretion, substitute the Variable Price for the exercise price upon exercise of the November 2023 Subscription Warrants.

Fundamental Transaction Redemption. In connection with the Company’s consummation of a Fundamental Transaction (as defined in the November 2023 Subscription Warrants), each holder of the November 2023 Subscription Warrants may require the Company (or the successor entity, as the case may be) to purchase the November 2023 Subscription Warrants from the holder by paying to the holder cash in an amount equal to the Black Scholes Value (as defined in the November 2023 Subscription Warrants).

Registration Rights Agreement

Pursuant to the November 2023 Registration Rights Agreement, the Company granted certain registration rights to the November 2023 Investors, obligating the Company to have a registration statement declared effective as a condition to any issuance of the November 2023 Subscription Notes. The November 2023 Registration Rights Agreement also grants the November 2023 Investors customary “piggyback” registration rights. The Company will be required to pay certain Registration Delay Payments (as defined in the November 2023 Registration Rights Agreement) to the November 2023 Investors upon the occurrence of certain events as detailed in the November 2023 Registration Rights Agreement.

Subscription Agreement with Hydrogenial S.A.

The Hydrogenial Agreement provides for the private placement of an aggregate of 43,790,850 Class A Ordinary Shares and warrants to acquire an aggregate of 13,137,254 Class A Shares for an aggregate purchase price of $33,500,000.

The Hydrogenial Agreement originally provided for the closing of the sale to take place on September 30, 2024, subject to applicable closing conditions. The Hydrogenial Agreement was amended to provide that the closing under the Hydrogenial Agreement would take place on October 25, 2024.

The Hydrogenial Agreement provides that following the closing of the sale under the Hydrogenial Agreement, Hydrogenial will have the right to nominate one member to the Company’s board of directors, provided that such right will terminate once the investor ceases to own at least 25% of the Company's outstanding voting securities. Hydrogenial will be prohibited from selling the purchased securities until five years after the closing of the sale, and as long as it owns at least 25% of the outstanding Class A Ordinary Shares, the Company will have a right to purchase its shares prior to offering the shares to another party.

The Company will be required to file a registration statement to register the resale of the Class A Ordinary Shares (including those underlying the warrants) sold to Hydrogenial within 30 business days of the closing and use its commercially reasonable efforts to have it declared effective by the SEC as soon as practicable but no later than 60 calendar days after such filing deadline.

November 2024 Stock Purchase Agreement

The information under Item 4.A. “History and Development of the Company – Acquisition of Quality Industrial Corp. – November 2024 Stock Purchase Agreement” is incorporated by reference herein.

January 2025 Securities Purchase Agreement, Registration Rights Agreement, Notes and Warrants

The information under Item 5.A. “Operating Results – Recent Developments – January 2025 Private Placement of Senior Convertible Notes and Warrants” is incorporated by reference herein.

February 2025 Securities Purchase Agreement and Registration Rights Agreement, March Notes and Warrants

The information under Item 5.A. “Operating Results – Recent Developments – February 2025 Private Placement of Senior Convertible Notes and Warrants” is incorporated by reference herein.

January 2025 Ordinary Shares Purchase Agreement and Registration Rights Agreement

The information under Item 5.A. “Operating Results – Recent Developments – Committed Equity Financing” is incorporated by reference herein.

10.D. Exchange Controls

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

10.E. Taxation

ANTICIPATED MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS OF COMPANY SECURITIES

General

The following is a summary of the anticipated U.S. federal income tax consequences to U.S. Holders of the ownership and disposal of Class A Ordinary Shares. As used in this discussion, the term “U.S. Holder” means a beneficial owner of securities that is for U.S. federal income tax purposes:

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

If a beneficial owner of securities is not described as a U.S. Holder and is not an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder” for purposes of this discussion. However, if a beneficial owner is an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes, the tax treatment of the partners or owners generally depends on their individual status..

This discussion is based upon existing provisions of the Internal Revenue Code of 1986, as amended (“Code”), Treasury regulations promulgated thereunder, published revenue rulings and procedures from the IRS, and judicial decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold securities as capital assets within the meaning of Section 1221 of the Code. This discussion does not address the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers;

●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	Non-U.S. Holders;

●	persons that actually or constructively own five percent (5%) or more of the Company’s securities (except as specifically provided below);

●	persons that acquired Company securities pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

●	persons that hold Company securities as part of a straddle, constructive sale, hedging, redemption or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar; or

●	controlled foreign corporations.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of Company securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Company securities through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Company securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) on Company securities and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of Company securities will be in U.S. dollars.

The Company has not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF COMPANY SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF COMPANY SECURITIES IS URGED TO CONSULT WITH ITS OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF COMPANY SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

THE FOLLOWING SUMMARIES OF THE TAX CONSIDERATIONS ARE FOR GENERAL INFORMATION ONLY AND ARE NOT INTENDED TO PROVIDE ANY DEFINITIVE TAX REPRESENTATIONS TO HOLDERS. EACH SECURITYHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SECURITYHOLDER.

U.S. Holders

Taxation of Cash Distributions Paid on Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, a U.S. Holder of Class A Ordinary Shares generally will be required to include in gross income as ordinary income the amount of any cash or property distribution paid on the Class A Ordinary Shares. A cash distribution on such securities generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The portion of such distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Class A Ordinary Shares. Any remaining excess generally would be treated as gain from the sale or other disposition of the Company’s securities and will be treated as described under “—Taxation on the Disposition of Company Securities” below. With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the preferential capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or the Company is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) the Company is not a passive foreign investment company (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the preferential rate for qualified dividends paid with respect to Class A Ordinary Shares.

Taxation on the Disposition of Company Securities

Upon a sale or other taxable disposition of Company securities (which, in general, would include a distribution in connection with the Company’s liquidation), a U.S. Holder of such securities generally is expected to recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such securities.

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of Class A Ordinary Shares equal to the difference between the amount realized (in U.S. dollars) for the Class A Ordinary Shares and a U.S. Holder’s tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If a U.S. Holder is a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, the U.S. Holder may be eligible for preferential tax rates on any such capital gains. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	Income Test: at least 75% of its gross income for such taxable year is passive income; or

●	Asset Test: at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. The Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of its assets for purposes of the PFIC asset test, (1) the cash the Company owns at any time will generally be considered to be held for the production of passive income and (2) the value of the Company’s assets must be valued based on the market value of Class A Ordinary Shares from time to time, which could cause the value of its non-passive assets to be less than 50% of the value of all of its assets (including cash) on any particular quarterly testing date for purposes of the asset test. The Company must make a separate determination each year as to whether it is a PFIC. The Company will make this determination following the end of any particular tax year. If the Company is a PFIC for any year during which a U.S. Holder holds Class A Ordinary Shares, it will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder holds Class A Ordinary Shares. However, if the Company ceases to be a PFIC and a U.S. Holder did not previously make a timely “mark-to-market” election as described below, the U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If the Company is a PFIC for any taxable year(s) during which a U.S. Holder holds Class A Ordinary Shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that the U.S. Holder receives and any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the U.S. Holder’s current taxable year, and any amount allocated to any of the U.S. Holder’s taxable year(s) prior to the first taxable year in which the Company was a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of the U.S. Holder’s other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if the U.S. Holder holds the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If the U.S. Holder makes a mark-to-market election for the first taxable year which the U.S. Holder holds (or is deemed to hold) Class A Ordinary Shares and for which the Company is determined to be a PFIC, the U.S. Holder will include in its income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over the U.S. Holder’s adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. The U.S. Holder is allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over its fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. The U.S. Holder’s basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by the Company, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Cash Distributions Paid on Company Securities” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Class A Ordinary Shares are regularly traded on Nasdaq and if a U.S. Holder is a U.S. Holder of Class A Ordinary Shares, the mark-to-market election would be available to the U.S. Holder if the Company is or becomes a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. The Company does not currently intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election. If a U.S. Holder holds Class A Ordinary Shares in any taxable year in which the Company is a PFIC, the U.S. Holder will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If a U.S. Holder does not make a timely “mark-to-market” election (as described above), and if the Company were a PFIC at any time during the period the U.S. Holder holds Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to the U.S. Holder even if the Company ceases to be a PFIC in a future year, unless the U.S. Holder makes a “purging election” for the year the Company ceases to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which the Company is treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, a U.S. Holder will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which the Company is treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in the U.S. Holder’s Class A Ordinary Shares for tax purposes.

U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investment in Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS on IRS Form 8938 relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all such specified foreign financial assets exceeds $50,000 (or such higher threshold as may apply based on the U.S. Holder´s filing status and place of residence), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

Dividend payments with respect to Class A Ordinary Shares and proceeds from the sale, exchange, or redemption of Class A Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status by submitting a properly completed IRS Form W-9 certifying their exemption or correct taxpayer identification number.. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and timely furnishing any required information. Transactions effected through certain brokers or other intermediaries may also be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes unless the U.S. Holder has provided appropriate certification.

ANTICIPATED MATERIAL IRISH TAX CONSIDERATIONS FOR NON-IRISH HOLDERS OF COMPANY SECURITIES

Scope

The following is a summary of the anticipated material Irish tax consequences to Non-Irish Holders of the acquisition, ownership and disposal of the Class A Ordinary Shares and public warrants. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this Annual Report and correspondence with the Irish Revenue Commissioners. Changes in law and/or administrative practice may result in a change in the tax consequences described below, possibly with retrospective effect.

A “Non-Irish Holder” is an individual who beneficially owns their Class A Ordinary Shares and/or public warrants, who is neither a resident nor ordinarily resident in Ireland for Irish tax purposes and does not hold their Class A Ordinary Shares and/or public warrants in connection with a trade carried on by such person through an Irish branch or agency.

This summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and securityholders should consult their tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the acquisition, ownership and disposal of Class A Ordinary Shares and public warrants. The summary applies only to Non-Irish Holders who hold their Class A Ordinary Shares and/or public warrants as capital assets and does not apply to other categories of Non-Irish Holders, such as dealers in securities, trustees, insurance companies, collective investment schemes and Non-Irish Holders who acquired, or are deemed to have acquired, their Class A Ordinary Shares and/or public warrants by virtue of an Irish office or employment (performed or carried on to any extent in Ireland).

The summary does not, except where expressly stated, consider the position of Non-Irish Holders who hold their Class A Ordinary Shares and/or public warrants directly, rather than beneficially through a broker or custodian via the Depository Trust Company (DTC). The Irish tax consequences of transactions in Class A Ordinary Shares and/or public warrants held directly are generally negative when compared with Class A Ordinary Shares and/or public warrants held through DTC. Any Non-Irish Holder contemplating holding their Class A Ordinary Shares and/or public warrants directly should consult their personal tax advisors as to the Irish tax consequences of acquiring, owning and disposing of such Class A Ordinary Shares and/or public warrants.

Irish Tax on Chargeable Gains (Irish CGT)

The current rate of tax on chargeable gains (where applicable) in Ireland is 33%.

Non-Irish Holders will not be subject to Irish CGT on a disposal of their Class A Ordinary Shares and/or public warrants, provided that Non-Irish Holder is neither resident nor ordinarily resident in Ireland for Irish tax purposes and such Class A Ordinary Shares and/or public warrants were neither (a) used in or for the purposes of a trade carried on by such Non-Irish Holder through an Irish branch or agency, nor (b) used, held or acquired for use by or for the purposes of an Irish branch or agency.

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

Irish stamp duty may be payable in respect of transfers of Class A Ordinary Shares and public warrants, depending on the manner in which the Class A Ordinary Shares and public warrants are held. The Company has entered into arrangements with DTC to allow the Class A Ordinary Shares and public warrants to be settled through the facilities of DTC. As such, the following discussion addresses securityholders who hold their shares through DTC and those who hold them directly.

Class A Ordinary Shares or Warrants Held Through DTC

Transfers of Class A Ordinary Shares and public warrants effected by means of the debit/credit of book entry interests representing Class A Ordinary Shares or public warrants in DTC will not be subject to Irish stamp duty.

Class A Ordinary Shares or Warrants Held Outside of DTC or Transferred Into or Out of DTC

A transfer of Class A Ordinary Shares or public warrants where any party to the transfer holds such Class A Ordinary Shares or public warrants outside of DTC may be subject to Irish stamp duty.

Holders of Class A Ordinary Shares or public warrants wishing to transfer their Class A Ordinary Shares or public warrants into (or out of) DTC may do so without giving rise to Irish stamp duty provided that:

●	there is no change in the beneficial ownership of such Class A Ordinary Shares or public warrants as a result of the transfer; and

●	the transfer into (or out of) DTC is not effected in contemplation of a sale of such Class A Ordinary Shares or public warrants by a beneficial owner to a third party.

Due to the potential Irish stamp charge on transfers of Class A Ordinary Shares and public warrants held outside of DTC, it is strongly recommended that those securityholders who do not hold their Company securities through DTC (or through a broker who in turn holds such shares through DTC) should arrange for the transfer of their Company securities into DTC as soon as possible.

Withholding Tax on Dividends (DWT)

Distributions made by the Company will, in the absence of one of many exemptions, be subject to DWT, currently at a rate of 25%.

For DWT and Irish income tax purposes, a distribution includes any distribution that may be made by the Company to holders of Class A Ordinary Shares, including cash dividends, non-cash dividends and additional stock taken in lieu of a cash dividend. Where an exemption from DWT does not apply in respect of a distribution made to a holder of Class A Ordinary Shares, the Company is responsible for withholding DWT prior to making such distribution.

General Exemptions

Irish domestic law provides that a Non-Irish Holder of Class A Ordinary Shares is not subject to DWT on distributions received from the Company if such holder of Class A Ordinary Shares is beneficially entitled to the distribution and is either:

●	a person (not being a company) resident for tax purposes in one of certain jurisdictions (each, a “Relevant Territory”) (including the United States) and is neither resident nor ordinarily resident in Ireland (for a list of Relevant Territories for DWT purposes, please see Exhibit 99.1 to this Annual Report);

●	a company resident for tax purposes in a Relevant Territory, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

●	a company that is controlled, directly or indirectly, by persons resident in a Relevant Territory and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a Relevant Territory;

●	a company whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or

●	a company that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance, and provided, in all cases noted above (but subject to “—Shares Held by U.S. Resident Shareholders” below), the Company or, in respect of Class A Ordinary Shares held through DTC, any qualifying intermediary appointed by the Company, has received from the holder of such Class A Ordinary Shares, where required, the relevant DWT forms prior to the payment of the distribution (“DWT Forms”). In practice, in order to ensure sufficient time to process the receipt of relevant DWT Forms, the holders of Class A Ordinary Shares, where required, should furnish the relevant DWT Form to:

●	its broker (and the relevant information is further transmitted to any qualifying intermediary appointed by the Company) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holders of Class A Ordinary Shares by the broker) if its Class A Ordinary Shares are held through DTC; or

●	the Company’s transfer agent before the record date for the distribution if its Class A Ordinary Shares are held outside of DTC.

Links to the various DWT Forms are available at: http://www.revenue.ie/en/tax/dwt/forms/index.html. The information on such website does not constitute a part of, and is not incorporated by reference into, this Annual Report.

For Non-Irish Holders of Class A Ordinary Shares that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, such a holder may be able to rely on an applicable double tax treaty to which Ireland is a party to reduce or eliminate the DWT..

Class A Ordinary Shares Held by U.S. Resident Shareholders

Distributions paid in respect of Class A Ordinary Shares that are owned by a U.S. resident and held through DTC will not be subject to DWT provided the address of the beneficial owner of such Class A Ordinary Shares in the records of the broker holding such Class A Ordinary Shares is in the United States (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by the Company). It is strongly recommended that such holders of Class A Ordinary Shares ensure that their information is properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the Company).

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

Class A Ordinary Shares Held by Residents of Relevant Territories Other Than the United States

Holders of Class A Ordinary Shares who are residents of Relevant Territories, other than the United States, must satisfy the conditions of one of the exemptions referred to above under the heading “—General Exemptions”, including the requirement to furnish valid DWT Forms, in order to receive distributions without suffering DWT. If such holders of Class A Ordinary Shares hold their Class A Ordinary Shares through DTC, they must provide the appropriate DWT Forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the Company) before the record date for the distribution (or such later date before the distribution payment date as may be notified to holders of Class A Ordinary Shares by the broker). If such holders of Class A Ordinary Shares hold their Class A Ordinary Shares outside of DTC, they must provide the appropriate DWT Forms to the Company’s transfer agent before the record date for the distribution. It is strongly recommended that such holders of Class A Ordinary Shares complete the appropriate DWT Forms and provide them to their brokers or the Company’s transfer agent, as the case may be, as soon as possible after receiving their Class A Ordinary Shares.

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

Distributions paid in respect of Class A Ordinary Shares held through DTC that are owned by a partnership formed under the laws of a Relevant Territory and where all the underlying partners are resident in a Relevant Territory will be entitled to exemption from DWT if all of the partners complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the Company) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holders of Class A Ordinary Shares by the broker). If any partner is not a resident of a Relevant Territory, no part of the partnership’s position is entitled to exemption from DWT.

Qualifying Intermediary

Prior to paying any distribution, the Company will put in place an agreement with an entity that is recognized by the Irish Revenue Commissioners as a “qualifying intermediary,” which will provide for certain arrangements relating to distributions in respect of Class A Ordinary Shares that are held through DTC, which are referred to as the “Deposited Securities.” The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution with respect to the Deposited Securities after the Company delivers or causes to be delivered to the qualifying intermediary the cash to be distributed.

The Company will rely on information received directly or indirectly from its qualifying intermediary, brokers and its transfer agent in determining where holders of Class A Ordinary Shares reside, whether they have provided the required U.S. tax information and whether they have provided the required DWT Forms. Holders of Class A Ordinary Shares that are required to file DWT Forms in order to receive distributions free of DWT should note that such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth year after the year in which such forms were completed.

Income Tax on Dividends Paid on Class A Ordinary Shares

A Non-Irish Holder that is entitled to an exemption from DWT will generally have no Irish income tax or universal social charge liability on a distribution from the Company. A Non-Irish Holder that is not entitled to an exemption from DWT, and therefore is subject to DWT, generally will have no additional Irish income tax liability or liability to universal social charge. The DWT deducted by the Company discharges the Irish income tax liability and liability to universal social charge.

Capital Acquisitions Tax (CAT)

CAT comprises principally gift tax and inheritance tax on property situated in Ireland for CAT purposes or otherwise within the territorial scope of CAT. CAT could apply to a gift or inheritance of Class A Ordinary Shares and public warrants because the Class A Ordinary Shares and public warrants are regarded as property situated in Ireland for CAT purposes. The person who receives the gift or inheritance has primary liability for CAT.

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

THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY AND ARE NOT INTENDED TO PROVIDE ANY DEFINITIVE TAX REPRESENTATIONS TO HOLDERS. EACH COMPANY SECURITYHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SECURITYHOLDER.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Reports and other information filed by us with the SEC, including this Annual Report, may be viewed from the SEC’s internet site at http://www.sec.gov.

Our website address is www.fusion-fuel.eu. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC, including our annual reports on Form 20-F; our proxy statements for our annual and special shareholder meetings; our reports on Form 6-K; and Schedules 13D and 13G with respect to our securities filed on behalf of our directors and our executive officers; and amendments to those documents. We have not incorporated by reference into this Annual Report the information on our website, and you should not consider it to be a part of this Annual Report.

Statements made in this Annual Report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are a “smaller reporting company” as defined in Rule 405 under the Securities Act and Rule 12b-2 under the Exchange Act and need not provide the information required by this item.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

To the extent applicable, the information included in the Report on Form 6-K furnished by the Company to the SEC on January 3, 2025 is incorporated by reference herein..

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC, and that it is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.

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

Based on the foregoing, our principal executive officer and principal financial officer have concluded that as of December 31, 2024, our disclosure controls and procedures were not effective as a result of the material weaknesses in our internal control over financial reporting described below.

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

Under the supervision and with the participation of management, including our principal executive and principal financial officers, we evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, based on criteria for effective internal control over financial reporting established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2024, due to the material weaknesses described below.

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

Attestation Report of Independent Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm because the Company is neither an “accelerated filer” nor a “large accelerated filer” as those terms are defined by the SEC.

Changes in Internal Controls over Financial Reporting

We have worked to remediate the material weaknesses and other deficiencies referenced above. We redesigned key processes and included significant measures to develop an effective internal control over financial reporting. In implementing these processes, we have engaged the assistance of external advisors with expertise in these matters. Additionally, we have and continue to train our accounting and finance staff and hired financial reporting personnel to develop and implement appropriate internal controls and reporting procedures. These remediation measures, which continue as of December 31, 2024, have been time-consuming and costly and there is no assurance that these initiatives will remediate all issues.

Except for as noted above, there were no changes in our internal control over financial reporting during the year ended December 31, 2024 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Rune Magnus Lundetrae and Ms. Ingargiola is an “audit committee financial expert” as defined under rules and regulations of the SEC and also meets Nasdaq’s financial sophistication requirements. Each of Rune Magnus Lundetrae and Ms. Ingargiola is an “independent director” as defined by the rules and regulations of Nasdaq.

ITEM 16B. CODE OF ETHICS

On December 4, 2020, we adopted a Code of Ethics that applies to all of our employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of the Code of Ethics has been posted on our website at https://www.fusion-fuel.eu/. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics. Information disclosed on our website is not a part of this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm for the year ended December 31, 2024 was Bush & Associates CPA LLC (Audit firm ID: 6797). Our independent registered public accounting firm for the year ended December 31, 2023 was KPMG, Dublin, Ireland (Audit firm ID: 1116). The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2024 and 2023 by the Company’s principal accounting firm.

	For the year ended December 31,
	2024	2023
Audit Fees	€84,000	€355,000
Audit-Related Fees	€-	€-
Tax Fees	€-	€-
All Other Fees	€-	€-
Total	€84,000	€355,000

Audit Fees

Audit fees consisted of the aggregate fees for the audits of our consolidated financial statements, the review of interim financial information, consents, and assistance with review of documents filed with the SEC.

Audit-Related Fees

Audit-related fees consist of the aggregate fees billed for each of the last two fiscal years for assurance and related services performed by the Company’s principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the paragraph captioned “Audit Fees” above. We did not engage our principal accountant to provide assurance or related services during the last two fiscal years.

Tax Fees

Tax fees consist of aggregate fees billed for each of the last two fiscal years for professional services performed by the Company’s principal accountant with respect to tax compliance, tax advice, tax consulting and tax planning. We did not engage our principal accountant to provide tax compliance, tax advice or tax planning services during the last two fiscal years.

All Other Fees

All other fees consist of aggregate fees billed for each of the last two fiscal years for products and services provided by the Company’s principal accountant, other than for the services reported under the headings “Audit Fees,” “Audit-Related Fees” and “Tax Fees” above. We did not engage our principal accountant to render services to us during the last two fiscal years, other than as reported above.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted services, subject to the ability of the audit committee to delegate certain pre-approval authority to one or more of its members. All of the fees listed in the table above were approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The disclosure called for by paragraph (a) of this Item need not be provided because it has been previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in the Report on Form 6-K furnished by the Company to the SEC on February 24, 2025.

ITEM 16G. CORPORATE GOVERNANCE

Foreign Private Issuer

The Nasdaq Listing Rules allow foreign private issuers, such as the Company, to follow home country corporate governance practices (in our case Irish) in lieu of the otherwise applicable Nasdaq corporate governance requirements. In order to rely on this exception, we are required to disclose each Nasdaq Listing Rule that we do not follow and describe the home country practice we do follow in lieu thereof. We have elected to follow corporate governance practices under Irish law in lieu of the following requirements:

●	Nasdaq Listing Rule 5635(b), which requires a listed company to obtain shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control;

●	Nasdaq Listing Rule 5635(c), which requires a listed company to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which shares may be acquired by officers, directors, employees, or consultants, except under certain circumstances; and

●	Nasdaq Listing Rule 5635(d)(2), which requires a listed company to obtain shareholder approval prior to engaging in a transaction, other than a public offering, involving the sale, issuance or potential issuance of ordinary shares, which alone or together with sales by officers, directors or substantial shareholders of the company, equals 20% or more of the ordinary shares or 20% or more of the voting power outstanding before the issuance at a price below a certain price indicated in such Nasdaq Listing Rule.

Irish law and generally accepted business practices in Ireland do not require that shareholders approve such transactions. Our Irish counsel has provided relevant letters to Nasdaq certifying that under Irish law, we are not required to seek shareholders’ approval in the above circumstances. Accordingly, shareholder approval is not required for these types of transactions by the Company.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees, that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy and procedures is filed as Exhibit 11.1 to this Annual Report.

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

Our board of directors oversees our annual enterprise risk assessment, where we assess key risks within the Company, including security and technology risks and cybersecurity threats. The Audit Committee of the board of directors oversees our cybersecurity risk and receives regular reports from our management team on various cybersecurity matters, including risk assessments, mitigation strategies, areas of emerging risks, incidents and industry trends, and other areas of importance.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited financial statements are included as the “F” pages attached to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Fusion Fuel Green PLC (incorporated by reference to Exhibit 3.1 to Shell Company Report on Form 20-F filed on December 17, 2020)
1.2*	Certificate of Designation of Preferences, Benefits and Limitations of Series A Convertible Preferred Shares of Fusion Fuel Green PLC
2.1	Specimen Class A Ordinary Share Certificate of Fusion Fuel Green PLC (incorporated by reference to Exhibit 4.1 to Registration Statement on Form F-4/A filed on October 9, 2020)
2.2	Specimen Warrant Certificate of Fusion Fuel Green PLC (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-4/A filed on October 9, 2020)
2.3	Novation Agreement between HL Acquisitions Corp., Fusion Fuel Green PLC, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3.1 to Shell Company Report on Form 20-F filed on December 17, 2020)
2.4	Amended and Restated Warrant Agreement between Fusion Fuel Green PLC and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3.2 to Shell Company Report on Form 20-F filed on December 17, 2020)
2.5	Form of Placement Note (incorporated by reference to Exhibit 4.1 to Report on Form 6-K filed on November 27, 2023)
2.6	Form of Placement Warrant (incorporated by reference to Exhibit 4.2 to Report on Form 6-K filed on November 27, 2023)
2.7	Placement Note (incorporated by reference to Exhibit 99.1 to Report on Form 6-K filed on May 8, 2024)
2.8	Placement Warrant (incorporated by reference to Exhibit 99.2 to Report on Form 6-K filed on May 8, 2024)
2.9	Form of Senior Convertible Note (incorporated by reference to Exhibit 4.1 to Report on Form 6-K filed on January 13, 2025)
2.10	Form of Warrant To Purchase Ordinary Shares (incorporated by reference to Exhibit 4.2 to Report on Form 6-K filed on January 13, 2025)
2.11	Form of Senior Convertible Note (incorporated by reference to Exhibit 4.1 to Report on Form 6-K filed on March 3, 2025)
2.12	Form of Warrant To Purchase Ordinary Shares (incorporated by reference to Exhibit 4.2 to Report on Form 6-K filed on March 3, 2025)
2.13*	Description of Securities
4.1	Form of Indemnification Agreement with Fusion Fuel Green PLC Directors and Executive Officers (incorporated by reference to Exhibit 10.1 to Registration Statement on Form F-4/A filed on November 5, 2020)
4.2	Special Eligibility Agreement for Securities, dated as of December 10, 2020, among the Depository Trust Company, Cede & Co., National Securities Clearing Corporation, Fusion Fuel Green PLC, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.10 to Registration Statement on Form F-4/A filed on November 5, 2020)
4.3	Form of Non-Executive Director Appointment Letter (incorporated by reference to Exhibit 10.16 to Registration Statement on Form F-4/A filed on October 29, 2020)
4.4	Form of Securities Subscription Agreement between the Fusion Fuel Green PLC and certain investors, dated as of November 21, 2023 (incorporated by reference to Exhibit 10.1 to Report on Form 6-K filed on November 27, 2023)
4.5	Form of Registration Rights Agreement between Fusion Fuel Green PLC and certain investors, dated as of November 21, 2023 (incorporated by reference to Exhibit 10.2 to Report on Form 6-K filed on November 27, 2023)

4.6*	Subscription Agreement between Fusion Fuel Green PLC and Hydrogenial S.A., dated as of August 28, 2024
4.7*	Amendment to Subscription Agreement between Fusion Fuel Green PLC and Hydrogenial S.A., dated as of October 9, 2024
4.8	Stock Purchase Agreement, dated as of November 18, 2024, among Fusion Fuel Green PLC, Quality Industrial Corp., Ilustrato Pictures International Inc., and certain stockholders of Quality Industrial Corp. (incorporated by reference to Exhibit 2.1 to Report on Form 6-K filed on March 10, 2025)
4.9	Form of Lock-Up Agreement among Fusion Fuel Green PLC, Quality Industrial Corp., and certain other persons (incorporated by reference to Exhibit 10.1 to Report on Form 6-K filed on November 27, 2024)
4.10	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Report on Form 6-K filed on January 13, 2025)
4.11	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Report on Form 6-K filed on January 13, 2025)
4.12	Form of Ordinary Shares Purchase Agreement (incorporated by reference to Exhibit 10.1 to Report on Form 6-K filed on January 13, 2025)
4.13	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Report on Form 6-K filed on January 13, 2025)
4.14	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Report on Form 6-K filed on March 3, 2025)
4.15	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Report on Form 6-K filed on March 3, 2025)
4.16	Limited Waiver and Consent, dated as of March 17, 2025, between Fusion Fuel Green PLC and Keystone Capital Partners, LLC (incorporated by reference to Exhibit 4.6 to Registration Statement on Form F-3 filed on March 28, 2025)
4.17	Form of [Amended and Restated] Limited Waiver, dated as of March 26, 2025, between Fusion Fuel Green PLC and the investor signatory thereto (incorporated by reference to Exhibit 4.12 to Registration Statement on Form F-3 filed on March 28, 2025)
4.18	Share Purchase Agreement, dated March 27, 2024, between Quality Industrial Corp. and Al Shola Al Modea Distribution LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Quality Industrial Corp. on April 2, 2024)
4.19	Amendment Agreement in respect of Share Purchase Agreement, dated as of April 8, 2025, among Quality Industrial Corp., Al Shola Al Modea Distribution LLC, Safir Ahammed, and Mohamed Hilal Saeed Muroushad Almheiri (incorporated by reference to Exhibit 2.8 to the Annual Report on Form 10-K filed by Quality Industrial Corp. on April 28, 2025)
4.20	Loan Agreement, dated as of September 20, 2024, between Quality Industrial Corp. and J.J. Astor & Co. (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by Quality Industrial Corp. on November 19, 2024)
4.21	Executive Employment Agreement, dated as of November 14, 2023, between Quality Industrial Corp. and Carsten Falk (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-1/A filed by Quality Industrial Corp. on December 7, 2023)
4.22	Executive Employment Agreement, dated as of November 14, 2023, between Quality Industrial Corp. and John-Paul Backwell (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-1/A filed by Quality Industrial Corp. on December 7, 2023)
4.23	Executive Director Employment Agreement, dated as of November 14, 2023, between Quality Industrial Corp. and Nicolas Link (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-1/A filed by Quality Industrial Corp. on December 7, 2023)
4.24	Executive Employment Agreement, dated as of November 14, 2023, between Quality Industrial Corp. and Louise Bennett (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form S-1/A filed by Quality Industrial Corp. on December 7, 2023)
4.25	Tenancy Contract Information Registration Certificate (Sub-Lease), dated March 28, 2024, among Dubai Real Estate Corporation, Al Tatweer Contracting (L.L.C.) and Al Shola Al Modea Gas Distribution (L.L.C.) (incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K filed by Quality Industrial Corp. on April 8, 2024)
4.26	Executive Employment Agreement, dated as of September 2, 2024, between Quality Industrial Corp. and Sanjeeb Safir (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Quality Industrial Corp. on September 5, 2024)
8.1*	List of Subsidiaries
11.1*	Insider Trading Policy of Fusion Fuel Green PLC
12.1*	Certifications of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) or Rule 15d-14(a)
12.2*	Certifications of the Interim Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) or Rule 15d-14(a)
13.1**	Certifications of the Chief Executive Officer and Interim Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350
15.1*	Consent of Bush & Associates CPA LLC
15.2*	Consent of KPMG
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to Annual Report on Form 20-F filed on April 30, 2024)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FUSION FUEL GREEN PLC

Date: May 9, 2025	By:	/s/ John-Paul Backwell
	Name:	John-Paul Backwell
	Title:	Chief Executive Officer (Principal Executive Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To all Board of Directors and Shareholders

Fusion Fuel Green PLC

OPINION ON THE FINANCIAL STATEMENTS

We have audited the accompanying consolidated statements of financial position of Fusion Fuel Green PLC and subsidiaries. (the “company”) as of December 31, 2024, and the related consolidated statements of (loss)/profit and other comprehensive (loss)/income, changes in equity, and cash flows for the year in the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fusion Fuel Green PLC. as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with standards of the Public Company Accounting Oversight Board (PCAOB) accepted in the United States of America.

BASIS FOR OPINION

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

COMPANY’S ABILITY TO CONTINUE AS A GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CRITICAL AUDIT MATTERS

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that the following is a critical audit matter:

Acquisition of Quality Industrial Corp

As described in Note 1 to the consolidated financial statements, on November 26, 2024, the Company completed the acquisition of a 69.36% stake in Quality Industrial Corp., a Nevada corporation (“Quality” or "QIND"), pursuant to a Stock Purchase Agreement dated November 18, 2024. The transaction involved issuing 3,818,969 Class A Ordinary Shares (representing 19.99% of the Company’s issued shares), and 4,171,327 Series A Convertible Preferred Shares, (the “Convertible Shares”) which will convert into 41,713,270 Class A shares upon shareholder and Nasdaq approval. At such point, the Convertible Shares will convert, and Quality will become a wholly owned subsidiary of Parent. As at the reporting date, the Convertible Shares had not yet been converted and the remaining 30.63% of Quality is still owned by the original shareholders.

We identified the accounting for this acquisition as a critical audit matter because of the significant judgment required by management in determining: (1) whether the Company obtained control of QIND, (2) the appropriate acquisition date, (3) the fair value of consideration transferred, (4) the identification and valuation of assets acquired and liabilities assumed, and (5) the determination of non-controlling interest. The transaction's structure with multiple payment tranches and board representation arrangements, increased the complexity of the audit procedures required to evaluate the accounting treatment. Auditing these elements involved especially challenging, subjective, and complex auditor judgment due to the nature and significance of the transaction and the extent of audit effort required, including the involvement of valuation professionals.

Our audit procedures related to the Company's accounting for the acquisition included the following, among others:

●	Obtaining and reviewing the Stock Purchase Agreement and related documents to understand the terms and conditions of the transaction

●	Evaluating management's determination of the acquisition date and whether control was obtained

●	Testing management's valuation of the consideration transferred, including the assessment of deferred payments

●	Assessing the completeness and valuation of identified assets acquired and liabilities assumed

●	Evaluating the methodology and significant assumptions used by management and their valuation specialists to determine fair values

●	Evaluating the Company's accounting for the non-controlling interest

●	Testing the mathematical accuracy of management's calculations

●	Evaluating the adequacy of the Company's disclosures related to the acquisition

/s/ Bush & Associates CPA LLC

We have served as the Company's auditor since 2024.

Henderson, Nevada

May 9, 2025

PCAOB ID Number 6797

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Fusion Fuel Green plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Fusion Fuel Green plc and subsidiaries (the Company) as of December 31, 2023, the related consolidated statements of (loss)/profit and other comprehensive (loss)/income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ KPMG

We served as the Company’s auditor from 2021 to 2024

Dublin, Ireland
April 30, 2024

Fusion Fuel Green PLC

Consolidated Statements of Financial Position as at December 31, 2024 and 2023

		As at December 31
	Note	2024	2023
		€'000	€'000
Non-current assets
Property, plant and equipment	11	307	24,776
Intangible assets	12	-	5,076
Goodwill	13	18,990	-
Other assets		-	1,176
Related Party Receivables	14	1,827	-
Total non current assets		21,124	31,028

Current assets
Assets held for sale		-	833
Prepayments and other receivables	15	3,064	4,919
Inventory	16	1,130	3,672
Deposits, advances and prepayments	17	748	-
Income accruals		-	752
Cash and cash equivalents	18	214	1,147
Other Current Assets	19	1,846	-
Total current assets		7,002	11,323

Total assets		28,126	42,351

Non-current liabilities
Lease liability	20	155	9,958
Other payables	21	4,260
Deferred income - Grant		-	9,299
Total non-current liabilities		4,415	19,257

Current liabilities
Trade and other payables	22	9,133	15,312
Provisions	23	742	609
Contract liabilities		-	587
Cost accruals		499	1,764
Derivative financial instruments	24	636	765
Other current liabilities		-	-
Loans and borrowings	25	2,002	1,326
Total current liabilities		13,012	20,363

Total liabilities		17,427	39,620

Net Assets		10,699	2,731

Equity
Share capital - preferred		-	-
Share capital		3	2
Share premium		242,255	220,157
Share based payments reserve		6,940	5,365
Convertible note reserve		29	-
Retained earnings		(236,436)	(222,793)
Noncontrolling interest		(2,091)	-
Total equity		10,699	2,731

The accompanying notes form an integral part of the consolidated financial statements.

Fusion Fuel Green PLC

Consolidated Statements of (Loss)/Profit and Other Comprehensive (Loss)/Income

		For the years ended December 31
	Note	2024	2023	2022
		€’000	€’000	€’000
Revenue	4	1,605	4,144	-
Cost of sales	5	(1,168)	(20,088)	(8,765)
Gross profit (loss)		437	(15,944)	(8,765)

Operating expenses
Other income		881	199	172
Administration expenses	6	(15,873)	(15,835)	(18,416)
Research and development expense		-	(1,925)	(908)
Share-based payment (expense)/ credit	7	(2,189)	(1,393)	(3,509)
Impairment of property, plant and equipment		-	(2,165)	(3,321)
Operating loss		(17,181)	(37,063)	(34,747)

Net finance income
Finance income	8	217	51	1,379
Interest payable and similar expense	8	(525)	58	25
Finance costs		-	(544)	(962)
Derivative financial instruments at FVTPL	24	627	6,886	7,620
Net finance income/ (costs)		319	6,451	8,062

Share of losses of equity-accounted investees		-	(245)	(628)
Exceptional items:
Profit / (loss) on deconsolidation due to insolvency	9	2,719
(Loss) / profit before tax		(13,706)	(30,857)	(27,313)

Income tax expense	10	(25)	(159)	(34)
Total comprehensive (loss) / income for the year		(13,731)	(31,016)	(27,347)

Less: net (income) / loss attributable to non controlling interest		(55)	-	-
Net income / (loss) attributable to HTOO stockholders		(13,786)

Basic (loss)/ earnings per share		(0.75)	(2.12)	(2.05)

Diluted (loss)/ earnings per share		(0.75)	(2.12)	(2.05)

The accompanying notes form an integral part of the consolidated financial statements.

Fusion Fuel Green PLC

Consolidated Statements of Changes in Equity

For the year ended December 31, 2024

	Number of shares outstanding		Share capital		Share premium	Minority Interest	Share based payments reserve	Convertible note reserve	Retained earnings	Total
	Ord A	Pref B	Ord	Pref	€’000	€’000	€’000	€’000	€’000	€’000
	#	#	A	B

Balance at 1 January 2023	13,805,649		2		217,157		3,972	-	(191,777)	29,354
Loss during the year	-	-	-	-	-	-	-	-	(31,016)	(31,016)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-
Total comprehensive income for the year	-	-	-	-	-	-	-	-	(31,016)	(31,016)
Issue of Share Capital:
Equity incentive plan	10,000	-	-	-	-	-	-	-	-	-
ATM - share sales	1,103,368	-	0	-	3,001	-	-	-	-	3,001
Share Based Payments:
Share based payments	-	-	-	-	-	-	(1,042)	-	-	(1,042)
Equity Settled share based compensation	-	-	-	-	-	-	2,435	-	-	2,435
Balance at 31 December 2023	14,919,017	-	2	-	220,157	-	5,365	-	(222,793)	2,731

Balance at 1 January 2024	14,919,017	-	2	-	220,157	-	5,365	-	(222,793)	2,731
Gain / (loss) during the year	-	-	-	-	-	54	-	-	(13,785)	(13,731)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-
Total comprehensive income for the year	-	-	-	-	-	54	-	-	(13,785)	(13,731)
Issue of Share Capital:										-
Equity incentive plan	107,500	-	-	-	615	-	-	-	-	615
ATM - share sales	2,345,452	-	-	-	5,941	-	-	-	-	5,942
Macquarie convertible note	1,732,430	-	-	-	916	-	-	-	-	916
Share issuance at QIND merger	3,818,969	4,171,327	-	-	14,626	-	-	-	-	14,626
Share Based Payments:
Share Based Payments	-	-	-	-	-	-	(615)	-	-	(615)
Equity Settled share based compensation	-	-	-	-	-	-	2,189	-	-	2,189
Minority Interest:
Minority interest - Initial recognition	-	-	-	-	-	(2,145)	-	-	142	(2,003)
Other reserves:
Convertible note reserve	-	-	-	-	-	-	-	29	-	29
Balance at 31 December 2024	22,923,368	4,171,327	3	0	242,255	(2,091)	6,939	29	(236,436)	10,699

*	Balances with less than 1

The accompanying notes form an integral part of the consolidated financial statements.

Fusion Fuel Green PLC

Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022

	2024	2023	2022
	€’000	€’000	€’000
Cash flows from operating activities
Net (loss)/ profit for the year	(13,731)	(31,016)	(27,347)
Adjusted for:
Equity settled share-based compensation	2,189	1,393	3,509
Fair value movement in warrants	(627)	(6,886)	(7,620)
Depreciation and amortization	2,632	2,537	1,002
Net finance income	(217)	(115)	(442)
Share of losses of equity-accounted investee	-	245	628
Impairment of property, plant and equipment	268	5,482	3,321
Impairment of inventory	2,200	13,936	-
Onerous contract provision	-	(7,794)	8,403
Loss/(gain) on sale of property, plant and equipment	4	205	(172)
Impairment on revenue	1,031	-	-
Corporate Income Tax Expense	25	-	-
Other income	(831)	-	-
Discount on convertible Notes	17	-	-
Profit / (loss) on deconsolidation due to insolvency	(9,759)	-	-
	(9,793)	(22,013)	(18,718)
Changes in working capital:
(Increase)/decrease in receivables	1,270	2,816	2,277
(Increase)/decrease in inventories	(1,643)	(19)	(18,651)
Increase/(decrease) in payables and accruals	1,345	8,482	5,303
Interest and similar expenses - paid	(314)	(549)	(62)
Taxes received	822	2,101	-
Net cash used by operating activities	(8,279)	(9,182)	(29,851)
Cash flows from investing activities
Payment for intellectual property from 2020 business combination		-	(250)
Purchase of property, plant and equipment	(11)	(8,589)	(8,588)
Proceeds from sale of assets	772	439	8,399
Development expenditure	(142)	(629)	(1,771)
Purchase of intangible assets – other	(37)	(109)	(80)
Receipt of government grants	472	7,975	-
Proceeds from realisation of financial assets		-	27,892
Investment in equity-accounted investees	-	(245)	(640)
Cash derecognised on insolvency	(254)	-	-
Net cash provided by investing activities	800	(1,158)	24,962
Cash flows from financing activities
Proceeds from issuance of shares	5,942	3,001	3,679
Proceeds from warrants exercised	-	-	-
Proceeds from factoring agreement	1,270	1,326	-
Payment of lease liabilities	(752)	(1,291)	(1,314)
Shareholder loan (repayment) / proceeds	-	38	-
Net cash provided by financing activities	6,460	3,074	2,365
Net (decrease)/increase in cash and cash equivalents	(1,019)	(7,266)	(2,524)
Cash and cash equivalents at beginning of year	1,147	5,239	7,681
Cash and cash equivalents on consolidation	35	-	-
Transfer from restricted cash	-	2,925	-
Effects of movements in exchange rates on cash held	51	(38)	82
Cash and cash equivalents at end of year	214	860	5,239
Add restricted cash	-	287	2,925
Cash and cash equivalents at end of year including restricted cash	214	1,147	8,164

The accompanying notes form an integral part of these consolidated financial statements.

Fusion Fuel Green PLC

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2024, 2023 and 2022

1.	Business activity

Fusion Fuel Green plc (the “Parent” or “Company”) was incorporated in Ireland on April 3, 2020. The Company and its subsidiaries are collectively referred to as the “Group”. The registered office of the Company is The Victorians, 15-18 Earlsfort Terrace, Saint Kevin’s, Dublin 2, D02 YX28, Ireland.

The Company is a leading provider of full-service energy engineering and advisory solutions, specializing in green hydrogen and industrial gas applications. Through its two operating companies, Fusion Fuel offers a broad portfolio of services, including the design, supply, installation, and maintenance of energy systems, as well as the transport and distribution of liquefied petroleum gas. The Company serves a diverse customer base spanning commercial buildings, mixed-use developments, heavy industries, and food service sectors, while continuing to drive innovation in the renewable energy space. Fusion Fuel is committed to advancing the global energy transition by delivering sustainable, efficient, and reliable energy solutions.

The business activity of the Group changed significantly in the final two months of the reporting period, December 31, 2024. For the majority of the year, the Group’s mission was to produce hydrogen with zero carbon emissions, thereby contributing to a future of sustainable and affordable clean energy and the reversal of climate change. The hydrogen was produced using renewable energy resulting in zero carbon emissions (“Green Hydrogen”) with components built in-house and using the know-how and accumulated experience of its team’s strategic and continuous investment in research and development (“R&D”) around solar technologies.

The Company has a well-established risk management process which is managed through its management team, finance committee and board of directors. The key risks are evaluated throughout the period with key business leaders tasked to manage each risk as required. These risks are assessed through a risk matrix which evaluates each risk’s impact and likelihood.

Company history

The 2020 Merger

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

The additional consideration could have been earned as follows:

●	40% upon signing of power purchase agreements (Hydrogen purchase agreements) with certain identified counterparties having an expected net present value of at least $61 million.

●	20% upon commencement of operations under one of these hydrogen purchase agreements.

●	40% upon successfully completing 90 days of operations at 95% of planned capacity under one of these hydrogen agreements.

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

Group expansion

During 2021, the Group increased its global footprint by entering into a joint venture agreement in Spain and incorporating entities in Australia and the United States. In July 2021, the Company entered into a new 50/50 joint venture through Fusion Fuel Spain S.L. (“FFS” or the “JV”) with two unrelated parties to source, promote and develop projects in the green hydrogen sector using the Company’s solar green hydrogen technology. Under the terms of the JV, the three parties contributed combined equity of €3,000. In addition, the Company agreed to fund a non-recourse five-year participating loan to the JV to finance its growth and working capital. In December 2024, the Company completed the sale of its remaining interest in the JV as part of a strategic realignment. Further details on the sale of the JV are provided under recent developments below.

Financing facility – 2023

On November 27, 2023, the Parent entered into an agreement for financing of up to $20 million of senior convertible notes with Belike Nominees Pty Ltd., a Macquarie Group entity. This facility has a two-year term and it’s expected that amounts will be drawn down in tranches. The first tranche amounted to $1.15 million and was drawn down on May 7, 2024.

2024 Developments

The following major developments occurred during the reporting period:

Subscription agreement - Hydrogenial S.A.

On August 28, 2024, the Company entered into a Subscription Agreement with Hydrogenial S.A. ("Hydrogenial" or the "Investor") for a $33.5 million investment, involving the purchase of 43,790,850 Class A shares and warrants for an additional 13,137,254 shares. The Investor failed to fund the transaction by the contractual closing date of September 30, 2024. The funding deadline was subsequently extended to October 25, 2024, at which date, the investor failed to fund.

On November 6, 2024, the Company’s subsidiary, Fusion Fuel Portugal, filed a €27 million damages claim against Hydrogenial’s CEO, in the Lisbon civil court, citing financial misrepresentation and the resulting pending insolvency of Fusion Fuel Portugal (see below). Despite the claim and insolvency, the Investor’s funding obligation remains in effect and management continue to have active discussions regarding the funding of the subscription agreement.

Insolvency of operating subsidiary, Fusion Fuel Portugal, S.A.

On November 11, 2024, Fusion Fuel Portugal, S.A. (“Fusion Fuel Portugal”), a wholly owned subsidiary of Fusion Fuel Green PLC, filed for insolvency in the civil court of Sintra, Portugal under process number 17685/24.5T8 SNT. In accordance with Portuguese insolvency law, a court-appointed insolvency administrator was assigned to the case on November 14, 2024. Upon appointment, the insolvency administrator assumed full legal and operational control of Fusion Fuel Portugal, including responsibility for determining the course of action for the company and its creditors.

As a result, Parent no longer controls Fusion Fuel Portugal and has deconsolidated the subsidiary from the Group’s financial statements effective from November 11, 2024. Under Portuguese law, the Group (being a foreign parent company) is no longer responsible for the financial obligations or potential legal claims arising from the activities of Fusion Fuel Portugal following the commencement of the insolvency proceedings.

Prior to the insolvency filing, Fusion Fuel Portugal operated as a key intermediate holding company within the Group’s organisational structure and held 100% ownership of several subsidiaries, listed in table (b) of note 32. As Fusion Fuel Portugal was the direct parent of these entities, the Group’s control over them was exercised indirectly through its ownership of Fusion Fuel Portugal. Following the initiation of insolvency proceedings, and the subsequent appointment of an insolvency administrator, Parent lost control not only of Fusion Fuel Portugal but also of its wholly owned subsidiaries. As a result, these entities have also been deconsolidated from the Group’s financial statements effective the same date. Fusion Fuel Portugal together with its’ subsidiaries will hereafter be referred to as the “Legacy Hydrogen Entities” throughout this report.

May 2024 Note issuance and subsequent default

On November 27, 2023, the Parent entered into an agreement for financing of up to $20 million of senior convertible notes with Belike Nominees Pty Ltd., a Macquarie Group entity (“Macquarie Group”). This facility has a two-year term and amounts are to be drawn down in tranches.

On May 7, 2024, the Company consummated the initial tranche in the amount of $1,150,000 and issued to the Investors, a Convertible Note in such amount. The holders of the Placement Note are entitled at any time and from time to time to convert all or any portion of the outstanding and unpaid principal, interest and late fees if any into validly issued, fully paid and non-assessable Class A Ordinary Shares of the Company (“Placement Note Shares”) in accordance with a predefined conversion rate. The estimated number of convertible shares of 1,120,329 was determined based on the share price as of May 1, 2024.

In addition, the Parent also agreed to issue to the Investors, for no additional consideration, private warrants (the “Placement Warrants”) to purchase 208,582 Company’s Class A ordinary shares, $0.0001 par value per share (“Class A Ordinary Shares”). This amount is included in the number of Placement Note Shares above.

During the year ended December 31, 2024, Placement Note Shares of an amount of 1,732,430 were issued by the company to the Macquarie Group for total proceeds of $1.01 (€0.92) million.

The Placement Note provides for certain customary events of default (each, an “Event of Default”), including, among other things, the bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors that are instituted by or against the Company or any subsidiary of the Company (a “Bankruptcy Event of Default”).

As a result of Fusion Fuel Portugal’s insolvency filing on November 11, 2024, a Bankruptcy Event of Default was considered to be triggered, requiring immediate repayment at 125% of the outstanding amount, with an 18% annual default interest rate. As of that date, the outstanding balance was approximately $0.14 million. After the reporting period, the Macquarie Group elected to convert a further portion of the outstanding balance.

As of April 30, 2025, the holder had converted the outstanding balance of $185,956 in principal and accrued interest into 834,690 Class A Ordinary Shares, closing out their position in full.

Acquisition of Quality Industrial Corp.

On November 26, 2024, Parent completed the acquisition of a 69.36% stake in Quality Industrial Corp., a Nevada corporation (“Quality” or "QIND"), pursuant to a Stock Purchase Agreement dated November 18, 2024. The transaction involved issuing 3,818,969 Class A Ordinary Shares (representing 19.99% of the Company’s issued shares), and 4,171,327 Series A Convertible Preferred Shares, (the “Convertible Shares”) which will convert into 41,713,270 Class A shares upon shareholder and Nasdaq approval. At such point, the Convertible Shares will convert and Quality will become a wholly owned subsidiary of Parent. As at the reporting date, the Convertible Shares had not yet been converted and the remaining 30.63% of Quality is still owned by the original shareholders.

QIND is focused on acquisitions in the industrial, oil & gas, and utility sectors and seeks to pursue and execute acquisitions which accelerate their growth strategy. The entity has 6 employees. It has a clear acquisition strategy in place, targeting acquisitions to drive long-term value creation for shareholders. On March 27, 2024, QIND entered into a definitive Stock Purchase Agreement with the shareholders of Al Shola Al Modea Gas Distribution LLC (“ASG” or “Al Shola Gas”) to acquire a 51% interest in ASG. The Closing of the transaction took place upon the execution of the definitive Stock Purchase Agreement. Al Shola Gas is an engineering and distribution company in the LPG industry in the United Arab Emirates and was established in 1980 with around 120 employees. The company is one of the region’s leading suppliers and contractors of LPG centralized pipeline systems and is approved by The General Directorate of Civil Defence, Government of Dubai, as a Central Gas Contractor and LPG Supplier. Al Shola Gas is ISO 9001 certified and offers a wide range of services including Consultation, Design, Supply, Installation, Maintenance, Distribution and Commissioning of Central Gas Systems. ASG provides a wide range of bespoke solutions across all LPG related requirements.

2.	Basis of preparation and significant accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (“IFRS”) as adopted by the EU (“IFRS as adopted by the EU”), which are effective for the year ended and as at December 31, 2024. In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) (“IFRS as issued by the IASB”).

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

Basis of consolidation

Subsidiaries

The Group financial statements consolidate the financial statements of the Company and its subsidiaries up to December 31, 2024. A parent controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

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

During the year ended December 31, 2024, the Parent sold 2,345,452 class A ordinary shares for net proceeds of $6.4 million (€5.9 million) and paid $0.2 million (€0.2 million) in commissions to agents as part of these trades.

Going concern

In adopting the going-concern basis in preparing the consolidated financial statements, the Directors have considered the Group’s cash on hand, its future cash generation projections and plans, together with factors likely to affect its future performance, as well as the Group’s principal risks and uncertainties.

On November 27, 2023, the Parent entered into an agreement for financing of up to $20 million of senior convertible notes with the Macquarie Group. This facility has a two-year term and it’s expected that amounts will be drawn down in tranches. The first tranche of $1.15 million was drawn down in May 2024. No other tranches have been drawn down to date.

In February 2024, Parent raised net proceeds of $6,398,264 through the ATM facility.

On November 11, 2024, Fusion Fuel Portugal, S.A. (“Fusion Fuel Portugal”), a wholly owned subsidiary of the Group filed for insolvency in the civil court of Sintra, Portugal and is currently undergoing insolvency proceedings.

An event of default was triggered as per the terms of the May 2024 Note, due to Fusion Fuel Portugal’s insolvency filing. As of that date, the outstanding balance was approximately $0.14 million. The Company has commenced discussions with the holder of the May 2024 Note concerning a forbearance agreement or waiver. However, there can be no assurance that the Company will reach any agreement or obtain any waiver. As of the date of this report, the Company has not reached any agreement or obtained any waiver with respect to this matter. As of April 30, 2025, the holder had converted the outstanding balance of $185,956 in principal and accrued interest into 834,690 Class A Ordinary Shares, closing out their position in full.

On November 26, 2024, Parent completed the acquisition of a 69.36% stake in Quality Industrial Corp., a Nevada corporation (“Quality” or “QIND”), pursuant to a Stock Purchase Agreement dated November 18, 2024. The transaction involved issuing 3,818,969 Class A Ordinary Shares (representing 19.99% of the Company’s issued shares), and 4,171,327 Series A Convertible Preferred Shares, which will convert into 41,713,270 Class A shares upon shareholder and Nasdaq approval.

On 19 December 2024, Fusion Fuel Green Plc. transferred to EREE Desarrollos Empresariales S.L., 1,500 shares of P2X Spain Sociedad Ltd. representing 50% of its share capital, by virtue of the public deed executed before the Notary of Madrid. This is the entirety of Fusion Fuel Green Plc´s holdings in the company. The P2X Spain Sociedad Ltd. transfer deed contains the following two conditions that must be fulfilled for the sale and purchase to be completed. The first is the transfer of €370,100 when P2X Spain Sociedad Ltd. signs their deal with another company in Spain, contingent on Spanish government approval, and a second payment of €145,000 with the closure of the consortium agreement in relation to the ECO2Fly Project of which P2X Spain Sociedad Ltd. is a member. The Group continues to monitor developments, and hence timeline of expected cash inflows relating to the closing of the sale, particularly in relation to required regulatory approvals from the Spanish government, which are expected by August 2025.

On January 10, 2025, Parent entered into an agreement with an institutional investor for a $25 million equity line of credit, which, upon the satisfaction of certain conditions, will provide the Company with access to additional capital to support its operational and strategic growth initiatives.

On January 13, 2025, Parent entered into an agreement for financing of $1.28 million of senior convertible notes private placement with a group of institutional investors.

On March 3, 2025, Parent entered into an agreement for financing of $1.3 million of senior convertible notes private placement with a group of institutional investors.

On April 9, 2025, Parent signed a non-binding letter of intent to acquire a privately held, revenue and profit-generating UK-based fuel distribution company for total consideration of £50 million, comprising cash, shares, and deferred payments. The Target reported over $50 million in revenue and $4 million in net income in 2023, with continued growth in 2024. The transaction, if completed, would establish the Company’s second independently profitable operating subsidiary, further enhancing its earnings base and operational diversification within the energy distribution sector. However, as the agreement is non-binding, there is no assurance the transaction will proceed.

Following the insolvency of Fusion Fuel Portugal and the acquisition of a controlling stake in QIND, the Group has replaced a loss-making operating entity with a profit generating entity, being QINDs subsidiary; Al-Shola Gas (Al Shola Al Modea Gas Distribution LLC). Furthermore, the Group has signed a non-binding letter of intent to acquire another profit-generating entity in 2025.

In February 2025, the Company established Bright Hydrogen Solutions, a wholly owned subsidiary providing hydrogen infrastructure and advisory services. The business is designed to operate with minimal start-up costs and a lean fixed-cost base by engaging specialist resources on a project-by-project basis. Administrative functions will be outsourced where feasible to maintain flexibility and cost-efficiency as the business scales.

The Group expects to continue to incur net losses for the next 12-18 months and is highly dependent on its ability to find additional sources of funding in the form of debt or equity financing to fund its planned operations. The Group’s success depends on the performance of its two operating subsidiaries, Al-Shola Gas and Bright Hydrogen Solutions. There is no assurance that the Group’s subsidiaries will be successful, especially Bright Hydrogen Solutions as it’s a newly incorporated business with no track record to date. Al-Shola Gas on the other hand has been operating since 1980 years and has been profitable for many years. In addition, Al-Shola Gas announced additional contracts for expected increases in sales in the region of USD 3.5m for fiscal 2025.

These conditions raise significant doubt about the Group’s ability to continue as a going concern and therefore, to continue realizing their assets and discharging their liabilities in the normal course of business absent the mitigating actions set out below.

Based upon its current operating and financial plans, management is hopeful it will have sufficient access to financial resources to fund operations, having considered the Group’s available cash resources, the agreement with Belike Nominees Pty Ltd, the recently announced equity line of credit, expected inflows realised by its two operating subsidiaries, the planned expansion through strategic acquisitions, future financing options available to the Group (debt and/or equity), the planned operations of the Group and the ability to adjust its plans if required.

The Group’s financial condition and ability to execute its business strategy could be adversely affected if it is unable to complete additional tranches under the financing agreement with Belike Nominees Pty Ltd, access the equity line of credit, or capitalise on improved market sentiment following the acquisition of a controlling stake in QIND and the resolution of Nasdaq compliance matters. Failure to secure or operationalize this funding—or to obtain alternative financing—may require the Group to delay, scale back, or discontinue certain strategic initiatives, which could negatively impact its business prospects. While management is actively pursuing alternative sources of funding, there can be no assurance that such financing will be available on acceptable terms, or at all.

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

For this reason, the Directors adopt the going concern basis in preparing the audited consolidated financial statements.

New standards or amendments

There were no new standards effective for the period commencing 1 January 2024 that had a material impact on the Group. A number of new standards, amendments to standards and interpretations are not yet effective for the period and have not yet been applied in preparing the consolidated financial statements. The Group is in the process of assessing the impact on the financial statements of these new standards and amendments. Management currently expects no material impact on the Group’s financial statements on adoption of these amendments.

Significant accounting policies

There have been a number of additions to the Group’s significant accounting policies, as compared to the significant accounting policies described in the Form 20-F for the fiscal year ended December 31, 2023. Additions relate to convertible instruments and embedded derivative liabilities in relation to the Convertible Notes and associated warrants, deconsolidation of subsidiaries in relation to the insolvency proceedings, business combinations in relation to the Quality acquisition, and disposal of Joint ventures with reference to the sale of Group´s interest in P2X Spain Sociedad Ltd. Other additions to the Group’s accounting policies relate to the accounting policies of the newly acquired subsidiary and are not considered changes in accounting policies, but rather the incorporation of existing policies already applied by the subsidiary.

Derivative financial instruments

The Group accounts for derivative liabilities by assessing whether the instrument contains separable embedded derivatives, and classifying each component accordingly. In cases where the Group issues convertible promissory notes, these are assessed to determine whether they contain both a host debt contract and one or more embedded derivatives. The Group separates any embedded derivatives that are not closely related to the host contract and accounts for them at fair value through profit or loss (“FVTPL”).

Where the conversion feature of a convertible note is denominated in a currency other than the entity’s functional currency, or includes anti-dilution clauses such as down-round protections, the 'fixed-for-fixed' criterion is assessed to have been met and the feature is classified as a derivative liability. The Group treats all such embedded derivatives - including conversion features, down-round adjustments, trading price redemptions, and change of control options - as a single compound derivative, measured at fair value through profit or loss at each reporting period.

The host debt contract is initially recognised at the residual amount after deducting the fair value of the compound embedded derivative and is measured at amortised cost using the effective interest rate method.

Where the Group issues warrants for no extra consideration alongside convertible instruments, these are treated as standalone derivative liabilities. The Group determines their classification based on IFRS 9 and IAS 32. If the warrants fail the fixed-for-fixed equity criterion due to foreign currency conversion or anti-dilution terms, they are measured at fair value through profit or loss.

Transaction costs directly attributable to the issuance of the hybrid instrument are allocated between the host liability and the derivative liability based on their initial relative fair values. Costs attributable to the host are deducted from the carrying amount and amortised over its life; costs related to the derivative are expensed immediately.

The Group recognises subsequent conversions of convertible notes by transferring the carrying amount of both the host liability (measured at amortised cost to the date of conversion) and the derivative liability (remeasured to fair value at that date) to equity with no gain or loss recognised.

Upon exercise of warrants, the derivative liability is derecognised and the proceeds are recognised in equity, allocated between share capital and share premium.

Compound Financial Instruments

Compound financial instruments issued by the Group comprise convertible loan notes that can be converted into equity at the option of the holder. The liability component is initially measured at fair value and subsequently measured at amortised cost using the effective interest method. The equity component is the residual amount of the instrument after deducting the fair value of the liability component and is recognised in a separate reserve within equity. Transaction costs are allocated between the liability and equity components proportionately.

Warrants Issued in Exchange for Services

The Group may also issue warrants to service providers as consideration for goods or services received. Where these warrants are granted with a fixed exercise price for a fixed number of shares, and no cash settlement alternatives exist, they are classified as equity instruments. The fair value of the services received (or, if not reliably measurable, the fair value of the warrants) is recognised as an expense in profit or loss over the period in which the services are provided, with a corresponding credit to a warrant reserve within equity. These instruments are not subsequently remeasured.

Disposal of Investments in Joint Ventures

When the Group loses joint control over an arrangement that was previously classified as a joint venture, the investment is derecognised, in full, from the consolidated statement of financial position. The resulting gain or loss on disposal is calculated as the difference between the fair value of consideration received (including any contingent consideration) and the carrying amount of the joint venture at the date control or joint control ceases.

Where the consideration received equals the carrying amount of the joint venture interest disposed, no gain or loss is recognised.

If the arrangement includes elements of contingent consideration, the Group evaluates whether the conditions for recognition as a financial asset under IFRS 9 or a contract asset under IFRS 15 are met. Where the receipt of contingent amounts is considered highly uncertain, no asset is recognised until the recognition criteria are satisfied. Such contingent amounts are monitored and reassessed at each reporting date.

Where the sale agreement includes a mutual release of obligations between the Group and the joint venture counterparty, any outstanding receivables or payables are derecognised, and a corresponding expense or gain is recognised in profit or loss, depending on the balance of net amounts written off.

Loss of Control and Deconsolidation of Subsidiaries

The Group ceases to consolidate a subsidiary from the date on which control is lost. When control is lost, the Group:

●	Derecognises the assets and liabilities of the former subsidiary from the consolidated statement of financial position, including any associated goodwill;

●	Derecognises any non-controlling interest related to the former subsidiary;

●	Recognises the fair value of any consideration received and of any retained investment at the date control is lost;

●	Reclassifies to profit or loss, or transfers to retained earnings, any amounts previously recognised in other comprehensive income in relation to the subsidiary;

●	Recognises any resulting difference between the net assets derecognised and the fair value of consideration received and retained interest as a gain or loss in profit or loss, attributable to the former controlling interest.

Where no consideration is received and no investment is retained the gain or loss on deconsolidation is calculated based solely on the carrying amount of net assets and liabilities of the subsidiary at the date of loss of control.

Revenue

Revenue is measured based on the consideration specified in a contract with a customer, and is recognised when control of goods or services is transferred to the customer, in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

The Group applies the following five-step model to all revenue-generating contracts:

●	Identify the contract with a customer;

●	Identify the performance obligations in the contract;

●	Determine the transaction price;

●	Allocate the transaction price to the performance obligations; and

●	Recognise revenue when (or as) the performance obligation is satisfied.

Current revenue-generating subsidiary (Al Shola Gas)

The Group currently derives revenue exclusively through Al Shola Gas, which provides comprehensive solutions for the liquefied petroleum gas (LPG) industry. Revenue is generated from the supply, installation, and maintenance of LPG systems, as well as transportation and delivery of LPG in both bulk and cylinder formats. Revenue is recognised when control of goods or services is transferred to the customer, typically upon delivery or completion of installation, depending on the contract terms. The subsidiary applies a revenue recognition policy materially consistent with IFRS 15, and therefore no significant adjustments were required on consolidation.

Former subsidiary deconsolidated during the year

During the year, the Group lost control of a former subsidiary following the commencement of insolvency proceedings, and the entity was deconsolidated during the period. Although this subsidiary was consolidated for part of the year, no revenue from its operations remains recognised in the Group’s consolidated financial statements, as previously recorded amounts were subsequently reversed due to non-fulfilment of contractual obligations.

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

Inventories

During the year, the Group updated its inventory accounting policy to reflect the acquisition of a new subsidiary, which uses the first-in, first-out (FIFO) method. As the Group's only inventory now exists within this entity, the FIFO method is applied across the Group. This update does not represent a change in accounting policy as defined by IAS 8 but rather a revision to reflect current Group operations.

Inventories are stated at the lower of cost and net realizable value. Cost comprises of direct materials and the cost of bringing the components to their present condition. Cost is determined using the first-in, first-out (FIFO) method, which reflects the actual method applied by the Group’s operating subsidiary. Net realisable value is calculated as the estimated selling price arising in the ordinary course of business, net of estimated selling costs.

Segment information

Following the deconsolidation of its former operating subsidiary during the year, Fusion Fuel now operates as a single reportable segment. The Group’s operations are conducted exclusively through its indirect subsidiary, Al Shola Al Modea Gas Distribution LLC, which provides comprehensive solutions in the liquefied petroleum gas (LPG) industry. The Chief Operating Decision Maker (CODM) reviews the Group’s financial performance and allocates resources on a consolidated basis, without reference to distinct business lines or geographic divisions. As such, the Group is considered to operate in a single business segment in accordance with IFRS 8.

Research and development expenditure

Research costs are expensed as incurred. Development costs are capitalised when the criteria under IAS 38 are met, including the technical and commercial feasibility of the asset, the intention and ability to complete it, and the likelihood of generating future economic benefits. Capitalised development expenditure is measured at cost less accumulated amortisation and impairment losses.

As at the reporting date, the Group had no material ongoing research and development activities.

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

As the exercise price of the Company’s share purchase warrants is fixed in US dollars and the functional currency of the Company is the Euro, these warrants are considered a derivative, as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability. The fair value is determined using market price of the warrants on the Nasdaq exchange.

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

The Group determines the acquirer based on the criteria outlined in IFRS 3, including an assessment of governance structure, board composition, and relative ownership interests.

The Group accounts for non-controlling interests (NCI) in accordance with IFRS 3.19, and elects, on a transaction-by-transaction basis, to measure NCI either at fair value (full goodwill method) or at the proportionate share of the acquiree’s identifiable net assets (partial goodwill method).

In accordance with IFRS 3.45, the Group may revise the initial accounting for a business combination within the measurement period, which does not exceed 12 months from the acquisition date. During this period, provisional amounts may be adjusted retrospectively if new information becomes available regarding facts and circumstances that existed at the acquisition date.

Where necessary, the Group adjusts the acquiree’s accounting policies to align with those of the Group in accordance with IFRS 10.19 and IFRS 10.22, including for differences arising between local GAAP and IFRS.

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

Post-employment benefits – End-of-service indemnity

The Group recognises a liability for end-of-service benefits payable to employees of its UAE-based subsidiary, Al Shola Gas. These benefits are classified as unfunded post-employment defined benefit obligations and are accrued in accordance with UAE labour law.

The end-of-service benefit is calculated based on an employee’s final salary and length of service at the reporting date. The obligation is recognised in the consolidated statement of financial position and measured using the projected unit credit method, without discounting, as the impact of the time value of money was determined to be immaterial.

No actuarial valuation has been performed as at 31 December 2024 due to the nature of the obligation and the size of the employee population; however, management estimates the liability based on historical and contractual entitlements.

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

Deposits and Advances

Deposits and advances represent payments made in advance to suppliers, contractors, and service providers in the ordinary course of business. These primarily relate to procurement of materials and services for the design, supply, and installation of central gas distribution and monitoring systems carried out by the Group’s UAE-based subsidiary. Such advances include, but are not limited to:

●	Refundable project security deposits,

●	Lease and utility deposits,

●	Prepayments to subcontractors and vendors for project-related activities.

These amounts are recognised at their nominal value and are not discounted as the impact of the time value of money is considered immaterial. Deposits that are expected to be utilised or refunded within 12 months of the reporting date are classified as current assets, while those recoverable beyond 12 months are classified as non-current assets.

At the reporting date, there are no indicators of impairment, and management considers all amounts to be fully recoverable.

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

The useful lives disclosed represent the range of depreciation periods applied across the Group. Actual asset lives used by individual subsidiaries fall within this range and reflect the nature and expected use of the respective assets.

The hydrogen production plant, which had previously been included in property, plant and equipment was derecognised during the year following the deconsolidation of the subsidiary that owned the asset. As at 31 December 2024, this asset is no longer included in the Group’s consolidated statement of financial position.

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

As at 31 December 2024, the Group holds no separately recognised intangible assets. However, during the year, the Group recognised provisional goodwill in relation to its acquisition of Quality Industrial Corp., a Nevada Corporation. The goodwill determined at the acquisition represents the excess of the consideration transferred over the preliminary fair value of the identifiable net assets acquired.

The Group has a measurement period of up to 12 months from the acquisition date to finalise a purchase price allocation exercise, including the identification and valuation of any separately identifiable intangible assets within the newly acquired entity. The allocation of goodwill may therefore change as part of this finalisation.

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

During 2023, the Group recognised total impairment charges of €6.3 million relating to certain property, plant and equipment assets, including assets deemed unlikely to be used as intended and one energy production plant reclassified as held for sale. Impairment assessments were based on value-in-use calculations and fair value estimates, incorporating management’s assumptions regarding future cash flows and market conditions. All such assets were deconsolidated as a result of the insolvency proceedings.

4.	Revenue

During the year ended 31 December 2024, the Group recognised revenue exclusively from QIND (through its subsidiary Al Shola Gas), following the acquisition on 26 November 2024. The revenue reflects activities carried out by Al Shola Gas in the LPG sector, between the date of acquisition and year end.

Revenue in the prior year (2023) was generated by Fusion Fuel Portugal which was deconsolidated during 2024. As such, no revenue from this former subsidiary remains in the Group’s financial statements for the current period and figures recorded between 2024 and 2023 are not considered comparable.

	2024	2023
	€’000	€’000
LPG-related services (QIND / Al Shola Gas)	1,605	-
Hydrogen technology (deconsolidated entity)	-	4,144
Total Revenue	1,605	4,144

5.	Cost of sales

Cost of sales for the year ended 31 December 2024 reflects expenses directly attributable to revenue-generating activities from Al Shola, consolidated into the Group for the period post the acquisition. These costs primarily include materials, subcontractor services, and logistics incurred as part of LPG system supply and installation.

In the comparative period, cost of sales related entirely to Fusion Fuel Portugal. As such, no cost of sales from this former subsidiary remains in the Group’s financial statements for the current period and figures recorded between 2024 and prior years are not considered comparable.

	2024	2023	2022
	€’000	€’000	€’000
LPG-related services (QIND / Al Shola Gas)	1,168	-	-
Hydrogen technology (deconsolidated entity)	-	20,088	8,765
	1,168	20,088	8,765

6.	Administration expenses

Administration expenses for the year includes those incurred by the Legacy Hydrogen Entities up until the date of deconsolidation. It includes a reclassification from cost of sales relating to revenue that was initially recognised, and then subsequently derecognised due to customer contracts not being fulfilled by the Legacy Hydrogen Entities. Impairment on inventory of €2.2 million within the Legacy Hydrogen Entities was also booked before deconsolidation. Administration expenses also includes expenses relating to the Group’s newly acquired subsidiary QIND, (and indirectly Al Shola Gas) for the one-month period after the acquisition.

	2024	2023	2022
	€’000	€’000	€’000
Wages and salaries	6,750	7,649	8,706
Depreciation and amortization	2,632	1,547	1,002
Professional fees	859	1,605	1,722
Consulting fees	638	1,816	2,068
Other expenses	1,641	3,218	4,918
Reclassification of cost of sales	1,153	-	-
Impairment of inventory	2,200	-	-
	15,873	15,835	18,416

7.	Share-based payments

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

Restricted Share Units (RSUs)

The Company granted 30,000 RSU’s to employees and directors during the year ended December 31, 2024 (2023: 68,273). The table below shows the number of RSUs granted covering an equal number of the Company’s Class A ordinary shares and the weighted-average grant date fair value of the RSUs granted:

	Number of RSUs		Weighted average grant date fair value per share
	2024	2023	2024	2023
As at 1 January	54,952	87,642	$10.20	$11.43
Correction of prior year error	4,330	-	-	-
As at 1 January (corrected)	59,282	-	-	-
Granted during the year	30,000	68,273	-	$3.78
Vested during the year (1)	(78,634)	(86,566)	$8.86	$10.63
Forfeited during the year	(1,100)	(14,396)	$9.37	$11.77
As at December 31	9,548	54,953	$9.52	$10.20

(1)	30,000 ordinary shares were issued in connection with the RSUs that vested during the year ended December 31, 2024 (2023: 10,000).

RSUs are issued as incentive compensation to executives, employees, and non-employee directors with service being the only condition associated with the award.  Each RSU represents a right to one share of our common stock, upon vesting.  The RSUs are not entitled to voting rights or dividends, if any, until vested. The fair value of the RSUs is determined on the date of grant based on the market price of the Company’s ordinary shares on that date. The fair value of RSUs is expensed rateably over the vesting period, which is generally three years for employees. The total expense recognized related to the RSUs was €0.12 million for the year ended December 31, 2024 (2023: €0.47 million). Total unamortized compensation expense related to the RSUs was €0.01 million as of December 31, 2024 (2023: €0.12 million), which is expected to be recognized over a remaining average vesting period of 0.4 years as of December 31, 2024 (2023: 0.86 years).

Share options

On January 3, 2022, the Company announced that under the 2021 Plan, its Board of Directors approved an award of options for five of its senior managers. Regarding each senior manager, the award comprises three tranches:

●	Tranche 1: A grant of an option to purchase 200,000 Class A ordinary shares having an exercise price of $10.50 per share to vest over a three-year period.

●	Tranche 2: A grant of an option to purchase an additional 200,000 Class A ordinary shares having an exercise price of $10.50 per share to vest once Parent’s share price closed at or above $18.00 during twenty trading days out of any thirty consecutive trading day period.

●	Tranche 3: Eligibility to receive an option to purchase up to an additional 50,000 Class A ordinary shares having an exercise price equal to the average last sales price of the Class A Ordinary Shares over the five (5) consecutive trading day period ending on the date of grant, but in no event to be lower than $10.50 per share, for each of calendar years 2022, 2023 and 2024, each to be granted based on individual performance at the discretion of the Compensation Committee of the board of directors. The board of directors did not grant any awards under this tranche during the years ended December 31, 2024 and 2023.

All options granted will expire on December 31, 2028.

The Company granted 474,684 options to employees and directors during the year ended December 31, 2024 (2023: 154,074), all of which were issued to our non-executive directors as part of their annual compensation. Such options vest quarterly with service. During the year, 21,577 options that had been granted to one of the directors were forfeited (2023: 800,000). The remaining options vested in full by December 31, 2024.

The fair value of the options granted during the year ended December 31, 2024 were estimated using the Black-Scholes option-pricing model. The inputs for the Black-Scholes model require management’s significant assumptions. The risk-free interest rate was based on a normalized estimate of the 7-year U.S. treasury yield. The Company does not have sufficient company-specific historical and implied volatility information and it therefore estimates its expected share volatility based on historical volatility information of reasonably comparable guideline public companies and itself. The Company expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price. Expected dividend yield is based on the fact that the Company has never paid cash dividends and its future ability to pay cash dividends on its shares may be limited by the terms of any future debt or preferred securities.

The range of assumptions that the Company used to determine the grant date fair value of employee and director options granted were as follows:

	Tranche 1	Tranche 2	Directors
Volatility	70.91%	70.91%	80.38%
Expected term in years	7	7	6.92
Dividend rate	0%	0%	0%
Risk-free interest rate	1.58%	1.58%	4.22%
Hurdle price	-	$18	-
Exercise price	$10.50	$10.50	$1.04
Share price	$9.42	$9.42	$1.14
Fair value of option on grant date	$6.14	$6.18	$0.87

The table below shows the number of options granted covering an equal number of the Company’s Class A ordinary shares and the weighted-average grant date fair value of the options granted:

	Number of options	Weighted average Grant date fair value per share
Options outstanding December 31, 2022	1,666,667	$5.21
Granted during the year	154,074	$2.87
Vested during the year	(354,074)	$4.71
Forfeited during the year	(666,667)	$6.16
Options outstanding December 31, 2023	800,000	$6.14
Granted during the year	474,684	$0.87
Vested during the year	(653,107)	$2.48
Forfeited during the year	(21,577)	$0.87
Options outstanding December 31, 2024	600,000	$6.14

There were 600,000 unvested employee and director options outstanding as of December 31, 2024 (2023: 800,000). Total expense recognized related to the employee and director share options was €1.91 million for the year ended December 31, 2024 (2023: €1.96 million). Total unamortized compensation expense related to employee and director share options was €1.87 million as of December 31, 2024 (2023: €3.41 million), expected to be recognized over a remaining weighted average vesting period of 2 years as of December 31, 2024 (2023: 3 years).

Incentive shares

As part of their compensation package, the non-executive directors that were appointed in December 2020 were granted 5,000 shares for each year of service to the Company.

	Number of shares	Weighted average Grant date fair value per share
Incentive shares outstanding December 31, 2022	5,000	$23.00
Granted	-	-
Vested	-	-
Forfeited	-	-
Incentive shares outstanding December 31, 2023	5,000	$23.00
Granted	-	-
Vested	-	-
Forfeited	-	-
Incentive shares outstanding December 31, 2024	5,000	$23.00

The above shares vest at the discretion of the board of directors. In exchange for the share options that were granted above, the holders of the incentive shares agreed to forfeit their rights to incentive shares relating to years two and three of their tenure as a non-executive director. The total expense for these shares recognised in the year ended December 31, 2024 and 2023 was €0.003 million and €0.005 million, respectively.

As of December 31, 2024, there was no unrecognised share-based payment expense related to the incentive shares. The shares have been recorded at their fair value at December 31, 2024.

Other share-based payment expenses

Service related warrants

During the year, the Group issued equity-settled warrants to third-party service providers as consideration for professional and advisory services rendered. The warrants grant the holders the right to subscribe for a fixed number of the Company’s ordinary shares at a fixed exercise price. They are classified as equity instruments and recognised within the share-based payment reserve under equity.

The fair value of the services received has been recognised as an expense in profit or loss, with a corresponding credit to equity. The fair value of the warrants granted was determined using a Black Scholes Model with observable market inputs at the respective grant dates. These instruments are not subsequently remeasured. The warrants remain in equity unless exercised or otherwise cancelled.

Reconciliation to statement of profit and loss

	2024	2023	2022
	€’000	€’000	€’000
RSUs	124	464	526
Incentive shares	3	5	21
Options	1,928	1,956	2,962
Forfeiture of options	(17)	(1,032)	-
Service warrants	151	-	-
Share-based payment expense/ (credit)	2,189	1,393	3,509

8.	Finance costs/ income

	2024	2023	2022
	€’000	€’000	€’000
Finance costs
Interest payable and similar expense	531	549	62
Other finance income/(costs)	18	(5)	-
Fair value loss on short-term investments	-	-	900
Exchange Rate variances	(241)	-	-
Derivative financial instruments movements	(627)	-	-
	(319)	544	962

Finance income
Exchange Rate variances	-	51	1,379
Fair value gain on short-term investments	-	-	-
Other finance income	-	-	-
	-	51	1,379

9.	Profit / (loss) on deconsolidation due to insolvency

During the year ended 31 December 2024, the Group lost control of its wholly owned subsidiary, Fusion Fuel Portugal, S.A., following the commencement of formal insolvency proceedings. As a result, the entity was deconsolidated from the Group’s consolidated financial statements.

Control was deemed to have been lost on the date the insolvency administrator was appointed and assumed authority over the financial and operational decisions of Fusion Fuel Portugal. From that date, the Group no longer had power over the relevant activities of the entity or rights to its variable returns.

The Group derecognised:

◾	all assets and liabilities of Fusion Fuel Portugal,

◾	any cumulative translation differences relating to the subsidiary, and

◾	the net investment in the entity.

As a consequence of the insolvency, the Group will receive no proceeds relating to sale of assets held, nor will the Group be held liable for any remaining liabilities within the Legacy Hydrogen Entities. Therefore, on deconsolidation, the value of the respective assets and liabilities of the Legacy Hydrogen Entities are removed from the Group’s books at cost. At the date of deconsolidation, the net liabilities of Fusion Fuel Portugal exceeded its assets by approximately €2.7 million. As a result, a profit on deconsolidation of €2.7 million was recognised in the consolidated statement of profit or loss under “Profit on deconsolidation of subsidiary”.

No consideration was received, and no retained interest in the subsidiary was held by the Group.

€’000
Total assets	(35,929)
Total liabilities	38,648
Profit on deconsolidation	2,719

10.	Taxation

The Group recorded a loss before income tax of €13.7 million during the year ended December 31, 2024 (2023: €31 million loss), which was reduced by €0.72 million (2023: €6.9 million) related to non-cash fair value gains on its derivative financial instruments (Warrants).

For the year ended December 31, 2024, the Group earned no revenues  and generated tax losses. However, the Group recognized a local income tax charge of €0.02 million in relation to QIND Inc., a U.S. subsidiary acquired in December 2024, reflecting taxable profit for that month.

During 2024, 2023, 2022 and 2021, the Group’s Portuguese operations were subject to a statutory tax rate of 21%. In Ireland, the headline corporate income tax rate for trading companies is 12.5%, with a rate of 25% applicable to other non-trading sources. Due to the insolvency proceedings, the current-year losses for which no deferred tax asset is recognised in relation to the Legacy Hydrogen Entities has not been included .

A reconciliation between taxes on income / losses reflected on the Consolidated statement of profit or loss and other comprehensive income and the expected income tax benefit, based on the Company’s statutory tax rate, for the years ended December 31, 2024, 2023 and 2022 is as follows:

	2024	2023	2022
	€’000	€’000	€’000
Profit/ (loss) before tax	(13,706)	(30,857)	(27,313)
Tax using Company’s domestic tax rate at 12.5%	1,713	3,857	3,414
Tax effect of:
Non-deductible expenses / non-taxable income	(764)	(967)	(842)
Current-year losses for which no deferred tax asset is recognized	(805)	(4,647)	(3,973)
Impacts of different foreign tax rates	156	1,916	1,435
Tax expense of acquired subsidiary (QIND)	(25)
Total tax charge	275	159	34

As of December 31, 2024, the Group had unrecognised deferred tax assets of €3.9 million (2023: €11.0 million) mostly relating to tax losses incurred. This excludes any unrecognised deferred tax assets previously accumulated in relation to the Legacy Hydrogen Entities. No deferred tax assets have been recognized due to the uncertainty of the Group’s ability to generate taxable profits in the foreseeable future. The €0.02 million tax expense recognized in 2024 relates to QIND. No deferred tax assets were recognized for QIND, consistent with the Group's overall policy due to ongoing uncertainty around future taxable profits. The current assessment regarding the usability of deferred tax assets may change, depending on the Group’s taxable income in future years.

11.	Property, plant and equipment

	Assets under construction	Plant and machinery	Office and other equipment	Right of use assets	Total
2024	€’000	€’000	€’000	€’000	€’000
Cost
At January 1, 2024	14,726	5,846	422	11,984	32,978
Revaluation	-			455	455
Additions during the year	-	1,260	6	284	1,550
Disposal	-	-	-	(28)	(28)
Transfer to inventory
Derecognition on deconsolidation	(14,726)	(5,856)	(420)	(12,227)	(33,229)
At December 31, 2024	-	1,250	8	468	1,726

Depreciation
At January 1, 2024	(3,317)	(2,985)	(185)	(1,715)	(8,202)
Charge for year	-	(1,887)	(96)	(919)	(2,902)
Impairment charge	-	-	-	-	-
Derecognition on deconsolidation	3,317	3,663	278	2,427	9,685
At December 31, 2024	-	(1,209)	(3)	(207)	(1,419)

Net book values
At January 1, 2024	11,409	2,861	237	10,269	24,776
At December 31, 2024	-	41	5	261	307

	Assets under construction	Plant and machinery	Office and other equipment	Right of use assets	Total
2023	€’000	€’000	€’000	€’000	€’000
Cost
At January 1, 2023	15,106	1,337	389	8,762	25,594
Additions during the year	8,314	243	33	3,072	11,662
Reclassification	(4,266)	4,266	-	150	150
Reclassification to assets held for sale	(3,957)	-	-	-	(3,957)
Transfer to inventory	(161)	-	-	-	(161)
Disposals	(310)	-	-	-	(310)
At December 31, 2023	14,726	5,846	422	11,984	32,978

Depreciation
At January 1, 2023	(2,324)	(1,148)	(84)	(765)	(4,321)
Charge for year	-	(472)	(101)	(950)	(1,523)
Impairment charge	(4,117)	(1,365)	-	-	(5,482)
Reclassification to assets held for sale	3,124	-	-	-	3,124
At December 31, 2023	(3,317)	(2,985)	(185)	(1,715)	(8,202)

Net book values
At December 31, 2023	11,409	2,861	237	10,269	24,776
At December 31, 2022	11,785	1,186	305	7,997	21,273

12.	Intangible assets

	Completed development technology	Product development in progress	Intellectual property and patents registration	Software	Total
2024	€’000	€’000	€’000	€’000	€’000
Cost
January 1, 2024	2,996	1,346	1,911	190	6,443
Additions		142	-	37	179
Reclassification	686	(686)	-	-	-
Disposal	-	-	-	(42)	(42)
Deconsolidation of entities	(3,682)	(802)	(1,911)	(185)	(6,580)
December 31, 2024	-	-	-	-	-

Amortisation
January 1, 2024	(1,320)	-	(4)	(43)	(1,367)
Amortisation charge	(959)	-	(1)	(18)	(977)
Deconsolidation of entities	2,279	-	5	61	2,344
December 31, 2024	-	-	-	-	-

Net book value	1,676	1,346	1,907	147	5,076
At December 31, 2024	-	-	-	-	-

	Completed development technology	Product development in progress	Intellectual property and patents registration	Software	Total
2023	€’000	€’000	€’000	€’000	€’000
Cost
January 1, 2023	2,994	717	1,911	81	5,703
Additions*	2	629	-	109	740
December 31, 2023	2,996	1,346	1,911	190	6,443

Amortisation
January 1, 2023	(330)	-	(3)	(20)	(353)
Amortisation charge	(990)	-	(1)	(23)	(1,014)
December 31, 2023	(1,320)	-	(4)	(43)	(1,367)

Net book value
At December 31, 2023	1,676	1,346	1,907	147	5,076

At year end, no intangible assets were recognised on the balance sheet as a result of the deconsolidation of Fusion Fuel Portugal during the period, which had previously held the large majority of intangible assets within the Group.

Additionally, at 31 December 2024, Group fully impaired the remaining balance (€0.01 million) which related to software that the Group no longer had access to, which rendered it unusable. The impairment has been recognised in accordance with IAS 36 as the asset no longer provides future economic benefits to the Group. The related impairment expense has been recorded in the Statement of Profit or Loss under “Impairment Expenses”.

13.	Goodwill

The goodwill presented in the table below relates to the goodwill recognised on consolidation of QIND after the acquisition on November 26, 2024. It represents the excess of the consideration transferred, together with the amount of any non-controlling interest, over the fair value of the identifiable net liabilities acquired as at the acquisition date. The calculation of goodwill is as follows:

	€’000	€’000
Consideration transferred		14,626
QIND net assets acquired	1,635
Net assets excluding existing goodwill	(6,509)

NCI Portion of net assets (liabilities)	(2,145)
HTOO Portion of net assets (liabilities)	(4,364)	(4,364)

Allocation of purchase price to goodwill & other intangibles		18,990

The goodwill has been recognised in the consolidated statement of financial position as a non-current asset. It reflects expected future economic benefits arising from synergies and growth opportunities that are not separately identifiable.

Under IFRS the Group is required to finalise a purchase price allocation (“PPA”) within 12 months of the acquisition date. As such, the amount of goodwill recognised is considered provisional and may be adjusted once the valuation of identifiable assets and liabilities has been completed.

The Group does not remeasure goodwill after the acquisition date. Instead, goodwill is tested for impairment at least annually or whenever there is an indication of impairment.

14.	Related Party Receivables

As of December 31, 2024, and December 31, 2023, the Group, through its subsidiary QIND, had amounts due from Ilustrato Pictures International, Inc. (“ILUS”), a former majority shareholder of the Company, of $1,979,772 (€1,826,864) and $333,133 (€307,403), respectively. As of December 31, 2024, $479,772 (€442,716) are related to an intercompany loan agreement executed by and between the Company and ILUS on June 15, 2022. The maximum principal amount to be borrowed by either party from each other under the agreement was $1,000,000. The purpose of the agreement was to provide for working capital to either the Company or ILUS through cash advances on an unsecured basis requested by either party at any time and from time to time in amounts of up to $100,000 and the agreement shall automatically be renewed for successive one-year terms after that unless terminated. The intercompany loan agreement has a term of one year from the date of execution and all cash advances mature and become payable on the termination date. Any unpaid principal accrues simple interest from the date of each cash advance until payment in full at a rate equal to 1% per annum. The remaining $1,500,000 (€1,384,147) relates to an asset purchase agreement the Company signed on June 21, 2024, with Ilustrato Pictures International Inc. to acquire the long-term investment of $1,500,000 in Quality International. ILUS agreed to reimburse the Company for the $1,500,000 invested into Quality International that was subsequently cancelled and not returned.

15.	Prepayments and other receivables

	2024	2023
	€’000	€’000
Prepayments	45	585
Trade receivables*	2,958	1,473
VAT recoverable	13	1,387
Grant receivable	-	803
Other receivables	48	671
	3,064	4,919

*	Trade receivables balance includes customer receivable amounts for QIND/Al Shola. Amounts are recorded at the invoice amount less an allowance for credit losses. The allowance is an estimate based on historical collection experience, current and future economic and market conditions, and a review of the current status of each customer’s trade accounts receivable. Management evaluates the aging of the accounts receivable balances and the financial condition of its customers and all other forward-looking information that is reasonably available to estimate the amount of accounts receivable that may not be collected in the future and before recording the appropriate provision.

16.	Inventory

As at 31 December 2024, the Group recognised inventory of €1,129,749 relating to materials and consumables used by Al Shola in its LPG-related operations. No material write-downs or reversals of inventory were recognised during the year. No inventories were pledged as security or subject to restriction at the reporting date. Inventory in 2023 was held by the Fusion Fuel Portugal subsidiary that was deconsolidated at the reporting date.

	2024	2023
	€’000	€’000
LPG-related services (QIND / Al Shola)	1,130	-
Hydrogen technology (deconsolidated entity)	-	3,672
	1,130	3,672

17.	Deposits, advances and prepayments

Advances have been paid by the Group to Al Shola’s suppliers and subcontractors in the ordinary course of business for the procurement of specialized material and equipment required in the process of designing, engineering and installing Central Gas distribution and monitoring systems. Al Shola is required to make upfront investments in materials and machinery in the normal course of business. It is estimated that the deposit will be utilized in the next 12 months, however, some will only be returned upon cancellation such as office lease deposit, internet and utilities.

	2024	2023
	€’000	€’000
Deposits and advances	509	-
Other prepayments	239	-
	748	-

18.	Cash and cash equivalents

	2024	2023
	€’000	€’000
Cash and cash equivalents	214	860
Restricted cash	-	287
	214	1,147

The Group had no restricted cash in 2024. The restricted cash at December 31, 2023 related to two payment guarantees that were made. Both amounts were held in segregated accounts and could not be used for general use.

19.	Other Current Assets

On August 25, 2023, the QIND issued to Artelliq Software Trading 6,410,971 shares of common stock for $2,000,000 (€1,845,529) pursuant to a share purchase and buyback agreement signed on August 21, 2023. The $2,000,000 was paid to Quality International as a tranche payment of the amended purchase agreement.

20.	Leases

In the normal course of its business, the Group leases property, vehicles and land.

During the year, the Group derecognised the majority of its previously recognised lease liabilities following the insolvency of the entities under which those leases were held. As a result, only a limited number of leases remained on the balance sheet at year end. The lease relating to the Group’s Irish office continues to be recognised; however, the majority of the lease liability now arises from leases held through the Group’s newly acquired subsidiaries, QIND, and Al Shola. These include a range of arrangements relating to property, land, vehicles, and equipment, entered into or assumed as part of the Group’s expanded operations. Certain lease terms have also been reassessed during the year to reflect updated expectations regarding their use and potential early termination.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Information about leases for which the Group is a lessee is presented below.

i.	Right-of-use assets

Right-of-use assets related to leased properties, vehicles and land are presented as property, plant and equipment.

	Equipment	Properties	Vehicles	Land	Total
	€’000	€’000	€’000	€’000	€’000

January 1, 2023	45	7,378	394	179	7,996
Additions right-of-use assets	35	-	230	2,806	3,072
Revaluation of ROU assets	-	151	-	-	151
Disposal of ROU assets	-	-	-	-	-
Depreciation charge for the period	(24)	(702)	(126)	(98)	(950)
December 31, 2023	56	6,827	498	2,888	10,269

Additions right-of-use assets	27	-	194	-	221
Revaluation of ROU assets		455	-	-	455
Disposal of ROU assets	(57)	(6,593)	(358)	(2,802)	(9,810)
Depreciation charge for the period	(26)	(616)	(146)	(86)	(874)
December 31, 2024	-	73	188	-	261

ii.	Amounts recognized in the Consolidated statement of profit or loss and other comprehensive income.

	2024	2023	2022
	€’000	€’000	€’000
Interest on lease liabilities	445	530	32
Expenses relating to short-term leases	3	161	428
Depreciation of Right of Use assets	874	950	454

iii.	Amounts recognized in statement of cash flows.

	2024	2023	2022
	€’000	€’000	€’000
Total cash outflow for leases	752	1,291	456

iv.	Lease liabilities.

Lease liabilities are payable as follows:

	Future minimum lease payments 2024	Interest 2024	Present value of minimum lease payments 2024
	€’000	€’000	€’000
Less than one year	119	2	117
Between two and five years	108	-	108
More than five years	48	-	48
	275	2	273

	2024	2023
	€’000	€’000
Balance at 1 January	10,785	8,322
Payment of lease liabilities	(768)	(760)
New leases	289	3,072
Revaluations	455	151
Disposals	(10,471)	-
Interest expense	445	530
Interest paid	(462)	(530)
Balance at 31 December	273	10,785

	2024	2023
	€’000	€’000
Non-current
Lease liability	155	9,958

Current
Lease liability (note 22)	118	827
Balance at period end	273	10,785

The Group discounted its remaining lease payments for the calculation of the lease liability using an incremental borrowing rate ranging between 3% and 6% at a Fusion Fuel level. Lease liabilities within the Groups subsidiaries QIND and Al Shola were discounted using an incremental borrowing rate of 8%.

21.	Other Payables - Long term & current

In connection with the ASG Acquisition, QIND acquired bank debt totaling approximately $357,577 (€329,959). As of December 31, 2024, total long term borrowings  outstanding were $116,039 (107,077).

QIND acquired a 51% interest in Al Shola Gas on March 27, 2024, with the issuance of $9,000,000 note payable and $1,000,000 in cash. The payable is due as follows: $9 million in National Exchange listed stock or cash to be paid to Seller of which $4,500,000 (€4,152,441) is the non-current portion.

In connection with this acquisition, QIND acquired right-of-use assets of $222,130 and operating lease liabilities of $229,359 associated with lease agreements with a term extending beyond twelve months for vehicles. These acquired operating leases were valued on the date of acquisition using the present value of the lease payments remaining from the date acquired and an estimated incremental borrowing rate of 8%. During the twelve months ended December 31, 2024, we recognized rent expense of $76,147 (€73,296).

The following is a summary of future lease payments required under the lease agreements:

	DUSTER	X-TRAIL	KICKS	URWAN	MICROBUS	SUNNY	ASX	YARIS	KICKS NEW	RENAULT NEW	Total
Year 2025	4,375	6,055	8,938	18,576	15,627	9,393	5,207	4,265	4,198	4,317	80,950
Year 2026	4,738	6,558	9,680	20,118	16,924	10,173	2,295	1,120	4,546	4,676	80,827
Year 2027	2,088	4,074	6,013	8,868	7,460	6,320	0	0	4,923	5,064	44,809
Year 2028	0	0	0	0	0	0	0	0	3,959	3,146	7,105
	11,201	16,687	24,631	47,561	40,010	25,885	7,503	5,385	17,626	17,203	213,691

Supplemental Information:

	DUSTER	X-TRAIL	KICKS	URWAN	MICROBUS	SUNNY	ASX	YARIS	KICKS NEW	RENAULT NEW	Total
RoU	10,544	15,809	23,336	44,772	37,664	24,524	6,793	4,844	17,460	16,934	202,680
Lease Liability	11,201	16,687	24,631	47,561	40,010	25,885	7,503	5,385	17,626	17,203	213,691
Current	4,375	6,055	8,938	18,576	15,627	9,393	5,207	4,265	4,198	4,317	80,950
Non Current	6,826	10,631	15,693	28,985	24,383	16,492	2,295	1,120	13,428	12,886	132,741

Weighted average remaining lease term (in years)	2.46
Weighted average discount rate	8%

22.	Trade and other payables

	2024	2023
	€’000	€’000
Trade payables	2,838	11,015
Amounts owed to related parties	5,086	2,113
Lease liability – current	75	826
Payroll taxes	134	1,163
Other payables	1,000	196
	9,133	15,313

23.	Provisions

	Onerous contracts	Warranties	Total
	€’000	€’000	€’000
At December 31, 2022	-	-	-
Provisions made during the year	8,403	-	8,403
Provisions used during the year	-	-	-
Provisions reversed during the year	(4,972)	-	(4,972)
Transfers	(2,822)	-	(2,822)
At December 31, 2023	609	-	609
Derecognition on deconsolidation	(412)	(197)	(609)
Additions*	742	-	742
At December 31, 2024	742	-	742

*	All provisions added during 2024 relate solely to QIND. They include provisions for audit fees, corporate tax provision and provision for retirement benefits. All other previous provisions (onerous contracts and warranties) were removed as part of the deconsolidation process.

Onerous contracts

The determination of provisions for onerous contracts, is based on best estimates. The 2023 provision did not include any amounts related to the general equipment warranties or performance guarantees. If the final loss related to the completion of the associated projects differs from the above, the Group adjusts the provision accordingly.

Warranties

The provision for warranties related mainly to technology products sold during 2023. The provision was estimated based on historical warranty data associated with our products and related solar generating products.

24.	Derivative Financial Instruments

The Group’s derivative financial liabilities consist of fair value-measured instruments arising from certain financing arrangements and embedded features within convertible instruments. These liabilities are measured in accordance with IFRS 9 and classified as financial liabilities at fair value through profit or loss (FVTPL).

1. Macquarie Convertible Notes and Warrants

As part of a financing arrangement, the Group issued convertible promissory notes and share purchase warrants to the Macquarie Group. These features underlying the convertible notes and related warrants were classified as derivative financial liabilities and are recognised at fair value on the consolidated statement of financial position. Changes in fair value are recognised in profit or loss at each reporting date.

2. Reclassified Embedded Derivatives from QIND Convertible Notes

As part of the consolidation of QIND, certain convertible instruments previously recorded as straight debt under U.S. GAAP were re-evaluated under IFRS. On consolidation, these were found to include embedded derivative features (e.g., variable conversion pricing, redemption options, or trading price-linked adjustments) which are not closely related to the host debt.

These embedded derivatives were separated from the host debt element and are presented as part of the Group’s derivative financial liabilities. The host debt components remain measured at amortised cost and is disclosed separately under Loans and Borrowings (see Note 25).

These derivative liabilities will continue to be remeasured at fair value at each reporting date until extinguished, converted, or settled.

€’000	Convertible Notes	Private Warrants	Public warrants	Total Derivative Liabilities
Balance – December 31, 2022			7,651
Fair value movement on warrants unexercised			(6,886)
Balance – December 31, 2023	-	-	765	765
Fair value on initial recognition of derivative liabilities	784	163		947
(Decrease) / increase due to conversions during period	(330)	-		(330)
Fair value movement on warrants unexercised	(292)	-	(588)	(880)
(Gain) / loss due to fair value movements at remeasurement	(71)	(149)		(220)
Reclassification of convertible notes on consolidation	354	-		354
Balance – December 31, 2024	445	14	177	636

The Group reassesses the fair value of all derivative instruments using appropriate valuation models and inputs observable in active markets, where available. These instruments are classified as Level 2 in the fair value hierarchy under IFRS 13.

25.	Loans & borrowings

The balance of €2.0 million reported under Loans and Borrowings in the consolidated statement of financial position reflects the carrying amount of convertible promissory notes originally issued by QIND. On a standalone basis, these instruments were recorded in their entirety as liabilities under U.S. GAAP.

For the purpose of Group consolidation under IFRS, these instruments have been reassessed and reclassified where relevant. Where applicable, the Group has disaggregated the instruments into their respective components, recognising:

◾	a debt host liability measured at amortised cost,

◾	a derivative financial liability (e.g. conversion features or embedded options) measured at fair value through profit or loss, and/or

◾	an equity component, specifically, convertible note reserve

In certain cases, the maturity dates of the convertible instruments had already passed as of the reporting date, and the instruments are no longer considered convertible in substance. These notes have therefore been treated as straight debt on the consolidated financial statements.

It should be noted that this reallocation and classification adjustment has been made solely for consolidation purposes, to align the accounting treatment of QIND’s financial instruments with IFRS requirements. No changes have been made to the legal terms or structure of the underlying instruments.

26.	Equity-accounted investees

€’000
Interest in joint venture
January 1, 2023	-
Investment during the year	245
Loss for the year attributable to the Group	(245
December 31, 2023	-
Investment during the year	-
Loss for the year attributable to the Group	-
December 31, 2024	-

Sale of investment in joint venture

On July 22, 2021, the Company entered into a shareholder agreement with two other parties, Greatex Family Enterprises LDA (“GFE”) and EREE Desarrollos Empresariales S.L. (“EREE”), for a 50% ownership interest in Fusion Fuel Spain, S.L. (subsequently renamed P2X Spain Sociedad Ltd.). Fusion Fuel Spain was structured as a separate legal vehicle, and accordingly, the Group classified its interest as a joint venture, accounted for using the equity method. Under the terms of the shareholder agreement, the Group committed up to €2 million in the form of a subordinated loan to support the entity’s growth and working capital. As of December 31, 2023, the Group had funded €1.52 million under this facility.

On December 19, 2024, the Group completed the transfer of its entire 50% interest in P2X Spain to EREE for a total consideration of €1,500. No gain or loss was recognized on the transaction, as the carrying amount of the investment equalled the consideration received.

The sale price was agreed between the parties as reflective of the joint venture’s fair value, despite the existence of balance sheet assets. At the date of sale, P2X Spain’s ability to continue as a going concern and generate positive cash flows was heavily dependent on the occurrence of uncertain future external approvals and project milestones. In the absence of these, management assessed that the fair value of the investment was minimal and aligned with its carrying value.

The transaction includes two contingent payments totalling €515,100, subject to external approvals and conditions. As of 31 December 2024, these amounts have not been recognized as receivables or contingent assets due to uncertainty in their realization. The company continues to monitor developments regarding these payments, particularly the Spanish government’s authorization of the first condition, which must be met by 7 August 2025. There has been no indication from the Spanish government whether this is likely, and it may require further approval from the European Commission, introducing additional uncertainty.

Additionally, as per the Agreement, both parties were mutually released from their respective obligations, resulting in the derecognition of all remaining receivables related to P2X Spain. These were written off and recognized as an expense in the consolidated income statement.

The agreement also provides for two potential contingent payments totalling €515,100, which are subject to the satisfaction of specific external conditions. As of December 31, 2024, these amounts have not been recognized as assets due to the uncertainty regarding their realization. The Group continues to monitor developments, particularly in relation to required regulatory approvals from the Spanish government, which are expected by August 2025.

27.	Shareholders’ equity

As of December 31, 2024, the total number of Class A ordinary shares of the Company outstanding was 22,923,368 (2023: 14,919,017) with a par value of $0.0001.

During the year, as part of the ATM, Parent sold 2,345,452 (2023: 1,103,368) class A ordinary shares for net proceeds of $6,398,264.

During the year a number of employees exercised their RSUs. In connection with this exercise, Fusion Fuel instructed their broker to issue 107,500 shares and transfer the relevant amounts to the various employees accounts.

Other issuances during the year related to the conversion of Macquarie convertible promissory notes. At the year end, the Macquarie Group had converted $1.01 million for 1,732,430 shares.

On November 26, the Group issued 3,818,969 Class A Ordinary shares and 4,171,327 Series B Preferred Shares in connection with the acquisition of QIND. The Preferred Shares convert at a rate of 1:10 subject to closing conditions.

The share capital of Fusion Fuel Green plc is as follows:

	Number of common shares	€’000	Number of preferred shares	€’000
Opening balance – January 1, 2023	1,103,368	2	-	-
Issue of shares – ATM	10,000	-	-	-
Closing balance – December 31, 2023	14,919,017	2	-	-
Issue of shares – ATM	2,345,452	1	-	-
Issue of shares – share based payments	107,500	-	-	-
Issue of shares – Macquarie	1,732,430	-	-	-
Issue of shares – QIND merger	3,818,969	-	4,171,327	-
Closing balance – December 31, 2024	22,923,368	3	4,171,327	-

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

The Series B Preferred Shares were issued as part of the acquisition of Quality Industrial Corp. As part of the consideration Parent issued a combination of Class A ordinary shares and 4,171,327 preferred shares, which are convertible into 41,713,270 ordinary shares upon shareholder approval and Nasdaq listing clearance. Holders do not possess voting rights, except in matters directly affecting the rights or preferences of the Series B Preferred Shares.

Public Warrants

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

As of December 31, 2024 and 2023, there were 8,869,633 warrants outstanding. The warrants entitle the holder to purchase one Class A ordinary share of Parent at an exercise price of $11.50 per share. Until warrant holders acquire the Parent’s Class A ordinary shares upon exercise of such warrants, they have no rights with respect to the Parent’s Class A ordinary shares. The warrants expire on December 10, 2025, or earlier upon redemption or liquidation in accordance with their terms. The fair value of the warrants is determined with reference to the prevailing market price for warrants that are trading on the NASDAQ under the ticker HTOOW.

The fair value of the warrants as at December 31, 2024 and December 31, 2023 was $0.02 and $0.10 respectively. See reconciliation of fair values below.

€’000
Balance – December 31, 2022	7,651
Fair value movement on warrants unexercised	(6,886)
Balance – December 31, 2023	765
Fair value movement on warrants unexercised	(588)
Balance – December 31, 2024	177

Service related warrants - HTOO

On July 4, 2024, the Company issued a warrant to H&P Advisory Limited to purchase 13,906 Class A ordinary shares at an exercise price of $1.6540 per share. The warrant is exercisable at any time until July 4, 2029, and includes a cashless exercise option.

On November 1, 2024, Fusion Fuel Green PLC issued a warrant to Bevilacqua PLLC to purchase up to 255,000 Class A ordinary shares at an exercise price of $0.14 per share, in connection with legal services provided under an engagement agreement. The warrant is exercisable at any time until November 1, 2029, and may be exercised in cash or on a cashless basis, including via crediting unpaid legal fees.

Warrants issued to service providers are accounted for in accordance with IFRS 2. The fair value of the warrants was measured at the grant date using the Black-Scholes option pricing model. This amount is recognized as an expense with a corresponding credit to equity, specifically within the share-based payments reserve. This balance is not required to be subsequently remeasured after initial recognition. The key inputs used in the option pricing model use to value these warrants are displayed in the table below.

Service related warrants - QIND

During 2023, QIND recognised service related warrants. These amounts are included in the share premium figure on consolidation. The key inputs used in the option pricing model use to value these warrants are displayed in the table below.

	HP Warrant	Bevil Warrant	QIND Warrant #1	QIND Warrant #2

Volatility	139.93%	139.93%	80.00%	80.00%
Expected term in years	5	4	5	5
Dividend rate	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate	4.5%	4.2%	3.0%	3.0%
Hurdle price	-	-	-	-
Exercise price	$1.65	$0.01	$0.58	$3.50
Share price	$1.29	$0.62	$0.49	$0.61
Fair value of warrant on grant date	€14,779	€136,591	€56,602	€8,854

Compound equity instruments

During the year, the Group acquired convertible loan notes through its subsidiary, Quality Industrial Corp. ("QIND"). Under US GAAP, these instruments are recognised as simple debt instruments in the financial statements of QIND. However, in preparing the Group’s consolidated financial statements under IFRS, the instruments were reassessed in accordance with IAS 32 and determined to meet the definition of compound financial instruments.

The convertible notes contain both a contractual obligation to deliver cash (a liability component) and an equity conversion feature. The terms of the conversion feature were assessed and determined to meet the "fixed-for-fixed" criterion under IAS 32, as the notes are convertible into a fixed number of the Group’s ordinary shares for a fixed amount of consideration.

As such, the instrument was bifurcated into liability and equity components at initial recognition. The liability component was measured at fair value using the effective interest rate method, and the residual amount was allocated to the equity component, which has been recognised in a separate reserve within equity titled the Convertible Note Reserve. This reserve represents the value attributable to the holders’ conversion rights and will remain within equity unless the notes are converted or otherwise extinguished. This amount does not get subsequently remeasured at each reporting date.

At year end, the balance in this reserve was €29,081.

28.	Financial instruments and risk management

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

As at December 31, 2024, the warrants are measured at fair value using Level 1 inputs. The fair value of the warrants are measured based on quoted market prices at each reporting date. See note 27 for the fair value analysis. The Macquarie convertible notes and their associated warrants, classified as derivative liabilities and service related warrants, classified as compound equity instruments, were both valued using a Black Scholes Model, which is considered a level 2 technique as it uses observable inputs. See notes 24 and 27 for the fair value analysis of the respective financial instruments. The convertible note reserve that the Group recognised in relation to its subsidiary QIND’s convertible notes were valued by discounting the present value of the expected cash flows associated with the notes using the effective interest rate (“EIR”). The EIR was based on observable inputs in the market, thus classifying this valuation method as a level 2 technique. See note 27 for fair value analysis. The fair value of QIND related service warrants were calculated utilizing the Binomial pricing model which is considered a level 2 technique as it uses observable inputs.

	Cash and receivables	Liabilities	Equity	Total carrying amount	Level 1	Level 2	Level 3	Total
	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
2024
Cash and cash equivalents	214	-	-	214	-	-	-	-
Trade receivables	2,958	-	-	2,958	-	-	-	-
Other receivables*	48	-	-	48	-	-	-	-
Trade payables	-	2,838	-	2,838	-	-	-	-
Warrants	-	177	-	177	177	-	-	177
Amounts owed to related parties	-	5,086	-	5,086	-	-	-	-
Loans and borrowings	-	2,384	-	2,384	-	-	-	-
Other payables**	-	1,000	-	1,000	-	-	-	-
Derivative liabilities	-	636	-	636	-	636	-	636
Service related warrants	-	-	217	217	-	217	-	217
Convertible note reserve	-	-	-	-	-	-	-
Total	3,220	12,121	217	15,558	177	853	-	1,030

2023
Cash and cash equivalents	1,147	-	-	1,147	-	-	-	-
Trade receivables	1,473		-	1,473	-	-	-	-
Other receivables*	671	-	-	671	-	-	-	-
Trade payables	-	(11,015)	-	(11,015)	-	-	-	-
Warrants	-	(765)	-	(765)	(765)	-	-	(765)
Amounts owed to related parties	-	(2,113)	-	(2,113)	-	-	-	-
Loans and borrowings	-	(1,326)	-	(1,326)	-	-	-	-
Other payables**	-	(195)	-	(195)	-	-	-	-
	3,291	(15,414)	-	(12,123)	(765)	-	-	(765)

*	Prepayments and VAT have been excluded as they are not classified as a financial asset.
**	Employment taxes have been excluded as these are statutory liabilities.

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

At December 31, 2024, the exposure to credit risk for receivables by geographic region was not significant. The majority of receivables was due from the Iberian region.

Cash and short-term bank deposits

The Group held cash and cash equivalents of €0.2 million at December 31, 2024 (2023: €1.1 million). 97% of the cash and cash equivalents are held under our subsidiary QIND. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties.

(d)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable costs or risking damage to the Group’s reputation.

Contractual maturities

The following are the expected contractual maturities of the Group’s financial liabilities, including estimated interest payments.

	Carrying amount	Contractual cash flows	Less than one year	1 – 2 years	2 – 5 years	More than 5 years
2024	€’000	€’000	€’000	€’000	€’000	€’000
Derivatives: Warrants*	177	-	-	-	-	-
Trade payables	2,838	2,838	2,838	-	-	-
Amounts owed to related parties	5,086	5,086	-	-	-	-
Loans and borrowings	2,384	2,384	2,384	-	-	-
Other payables	1,000	1,000	1,000	-	-	-
Lease liabilities	273	275	119	108	48	-
Derivatives: Convertible notes*	636	-	-	-	-	-
Total	12,394	11,583	6,340	108	48	-

2023
Derivatives: Warrants*	765	-	-	-	-	-
Trade payables	11,015	11,015	11,015	-	-	-
Amounts owed to related parties	2,113	2,113	2,113	-	-	-
Loans and borrowings	1,326	1,326	1,326	-	-	-
Other payables	192	192	192	-	-	-
Lease liabilities	10,784	16,923	1,343	1,918	2,298	11,364
Loan advanced	-	498	498	-	-	-
Total	26,195	32,067	16,487	1,918	2,298	11,364

*	contractual cash flows for warrants and convertible promissory notes are €nil because both instruments will be settled in shares.

(e)	Market risk and interest rate risk

Market risk is the risk that changes in market prices and indices, such as foreign exchange rates and interest rates, will affect the Group’s income or the value of its holdings of financial instruments. Interest rate risk is not significant to the Group.

(f)	Foreign exchange risk

The Group uses the Euro as its functional currency. Foreign exchange rate risk is the risk that the fair value of Group assets or liabilities, or future expected cash flows will fluctuate because of changes in foreign currency exchange rates. While the Company’s shares are listed in US dollars, the currency of the primary operating environment of the Group for the majority of the year was the Euro, and its exposure to the risk of changes in foreign currency would arise primarily when revenue or expense is denominated in a currency other than the Euro. For the last month of the reporting period, through its newly owned subsidiary QIND, the company recognised revenue and cost of sales in USD. The Group also has a subsidiary in Australia but, to date, it has not entered into any significant commercial contracts. As of December 31, 2024, the Group’s operations have recently become more exposed to the effect of the translation of foreign operations due to its shift in operations into the US. At December 31, 2024, the Company had USD and EUR cash balances of approximately $0.23 million (2023: $0.03 million) and €0.002 million (2023: €1.1 million), respectively. A 10% movement in the EUR/USD exchange rate would have resulted in an impact of approximately €0.02 million on the Group’s reported cash position, assuming all other variables remain constant.

The following significant exchange rates have been applied during the year.

	Average rate		Period-end spot rate
	2024	2023	2024	2023
Euro
USD	1.039	1.081	1.084	1.084

Capital Management

The Group’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain the future development of the business. The board of directors monitors the return on capital.

29.	Loss per share

	2024	2023
Basic (loss)/ earnings per ordinary share	(0.75)	(2.12)
Diluted (loss)/ earnings per ordinary share	(0.75)	(2.12)
Number of ordinary shares used for loss per share (weighted average)
Basic	18,475,872	14,649,082
Diluted	18,475,872	14,649,082

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

For the years ended 31 December 2024, and 2023 the Group was loss-making, therefore, the following anti-dilutive instruments are excluded in the calculation of diluted weighted average number of ordinary shares outstanding:

	2024	2023
Warrants	9,347,121	8,869,633
RSUs - outstanding	9,548	54,952
RSUs - vested but no ordinary shares issued	194,525	115,820
Incentive shares	5,000	5,000
Share options	1,935,735	1,482,628

30.	Related parties

Under IAS 24 Related Party Disclosures (“IAS 24”), the Group has various related parties stemming from relationships with subsidiaries, joint ventures, key management personnel, the founders of the previous Fusion Fuel Portugal entity and other related parties.

Subsidiaries

A list of the Groups subsidiaries is disclosed in note 32. All transactions with subsidiaries eliminate on consolidation and are not presented, in accordance with revised IAS 24.

Joint ventures

Until December 19, 2024, P2X Spain Sociedad Ltd. (formerly Fusion Fuel Spain, S.L.) was a joint venture of the Group and therefore considered a related party. During the year, the Group completed the disposal of its 50% interest in P2X Spain to EREE Desarrollos Empresariales S.L., resulting in the loss of significant influence.

As part of the transaction, all outstanding balances and obligations between the Group and P2X Spain were settled or written off, including subordinated loan receivables totaling €0.9M. These amounts were derecognized and recorded as an expense in the current year. Following the transaction, P2X Spain is no longer classified as a related party.

Key management personnel

(a)	Compensation

The key management personnel at December 31, 2024 are the members of the Group’s Executive Committee. There were three members of the Executive Committee at December 31, 2024 and an average of seven members for the full year. The remuneration expense for the key management personnel includes salaries and share-based payments. Remuneration for the Company’s CEO, John-Paul Backwell is excluded from this amount, as it is paid and accrued through a subsidiary and not directly by the reporting entity.

	2024	2023	2022
	€’000	€’000	€’000
Basic salary*	1,081	1,453	1,471
Short-term employee benefits*	109	303	498
Other long-term benefits	-	55	80
Share-based compensation	1,605	1,947	2,957
	2,795	3,758	5,006

*	This amount includes salaries accrued and not paid at the year end

(b)	Transactions

Related Party Loans

In January 2024, KFH, which is jointly owned by Frederico Figueira de Chaves, the Company’s Interim Chief Financial Officer, Chief Strategy Officer and Head of Hydrogen Solutions, and director, and Mr. Figueira de Chaves’s brother, made a short-term bridge loan to Fusion Fuel Portugal of €300,000 on a non-interest-bearing basis for use as working capital. €250,000 of the loan was made on January 29, 2024, and €50,000 of the loan was made on January 31, 2024. In connection with Fusion Fuel Portugal’s November 11, 2024 entry into insolvency proceedings, any remaining obligations relating to this transaction will be subject to such insolvency proceedings.

In August 2024, Fig Tree - Administração de Imóveis, Lda, which is jointly owned by Frederico Figueira de Chaves, the Company’s Interim Chief Financial Officer, Chief Strategy Officer and Head of Hydrogen Solutions, and a director, and Mr. Figueira de Chaves’s brother, made a short-term bridge loan to Fusion Fuel Portugal of €100,000 on a non-interest-bearing basis for use as working capital. In connection with Fusion Fuel Portugal’s November 11, 2024 entry into insolvency proceedings, any remaining obligations relating to this transaction will be subject to such insolvency proceedings.

On October 30, 2023, KFH made a short-term bridge loan to Fusion Fuel Portugal of €245,000 on a non-interest-bearing basis for use as working capital. This amount was repaid on November 14, 2023.

On September 28, 2023, KFH made a short-term bridge loan to Fusion Fuel Portugal of €260,000 on a non-interest-bearing basis for use as working capital. This amount was repaid on October 6, 2023.

During 2023, Fusion Fuel Portugal paid €16,683 in tax liabilities due in Portugal on behalf of João Wahnon, the Company’s former Chief of Business Development Officer. The tax liabilities were paid subject to reimbursement by Mr. Wahnon. The payments had not been reimbursed by Mr. Wahnon as of December 31, 2024. In connection with Fusion Fuel Portugal’s November 11, 2024 entry into insolvency proceedings, any remaining obligations to Fusion Fuel Portugal relating to such tax liabilities will be subject to such insolvency proceedings.

There were no other transactions with key management personnel during the year.

Founders – Negordy Investments, S.A. and MagP Inovação, S.A.

Negordy Investments, S.A. (“Negordy”) is owned by four shareholders, three of whom were or remain to be considered related parties to the group during the year. Magno Efeito, S.A., Numberbubble, S.A., and Key Family Holdings Investimentos e Consultoria de Gestão, Lda. (“KFH”) together hold 90% of the ordinary shares of Negordy. Magno Efeito, S.A. is controlled by a previous member of the executive committee, Mr. Jaime Silva and Ms. Márcia Vicente, Mr. Silva’s spouse. Numberbubble, S.A. is controlled by a previous member of the executive committee, Mr. João Teixeira Wahnon. KFH is jointly owned and controlled by Mr. Frederico Figueira de Chaves, the Chief Strategy Officer and current Interim Chief Financial Officer of the Group and his brother. All three individuals held executive management or board positions within the Group during the reporting period, with Mr. Frederico Figueira de Chaves continuing to serve as a Director of Parent. Mr. Silva and Mr. Wahnon served as executives of Parent for the majority of the reporting period. The remaining shareholder of Negordy, FalcFive, LDA, is not considered a related party of the Group. The shareholder agreement required unanimous board approval for any decisions, granting all shareholders effective veto power. Magno Efeito, S.A., Numberbubble, S.A., and FalcFive, LDA were the original founders of Negordy. KFH acquired its ordinary shares in 2018.

Negordy previously held Class B Ordinary shares that converted into Class A ordinary shares in December 2022. As of December 31, 2024, Negordy held 770,465 warrants to purchase Class A ordinary shares at an exercise price of $11.50.

On January 1, 2021, the Group entered into a sub-lease agreement with Negordy for 4,156 square meters of office, logistical, and industrial space, including parking plots. The lease had an initial five-year term with automatic five-year renewals, unless either party provided notice to terminate. Termination could be initiated by either party with 12 months' prior notice. The monthly rent under the sub-lease was fixed at €0.02 million.

The shareholders and founders of Negordy also founded MagP Inovação, S.A. (“MagP”), a company that produced, assembled, operated, and maintained modules, tracking structures, and accessories for CPV solar trackers (“Trackers”). MagP succeeded the business of MagPower, which was also founded by some of the same individuals. Negordy held a 71% ownership interest in MagP, with the remaining 29% held by unrelated parties.

The Group entered into multiple agreements with MagP for the supply and assembly of Trackers used in its hydrogen projects, including two major projects in Évora. On January 1, 2021, the Group also signed a framework agreement with MagP to provide up to 1,100 Trackers across 2021 and 2022. These components were used in the Group’s own hydrogen generation systems or sold to third parties. The purpose of these arrangements was to ensure continuity of supply while the Group’s in-house production facility in Benavente was under development.

In 2024, the value of transactions with MagP amounted to €0.0 (2023: €3.8 million).

MagP does not hold any interest in Class A ordinary shares and does not hold any warrants to purchase Class A ordinary shares.

Other

Directors and officers of the company have control of more than 10% of the voting shares of the company on May 2, 2024, however no individual controls more than 10% of the company. We are not aware of any person or shareholder who directly or indirectly, jointly or severally, exercises or could exercise control over the Group.

Directors and Officers hold a total of 883,440 issued Class A ordinary shares in the company and 1,117,017 warrants to purchase Class A ordinary shares at an exercise price of $11.50 at year end.

31.	Subsequent events

The following non-adjusting events occurred after the reporting period ended 31 December 2024.

Conversion of May 2024 Note

On May 7, 2024, the Company issued a $1.15 million Convertible Placement Note (the “May 2024 Note”) to Belike Nominees Pty Ltd. Following Fusion Fuel Portugal’s insolvency filing on November 11, 2024, a Bankruptcy Event of Default may have been triggered under the note, potentially requiring accelerated repayment. As of that date, approximately $0.14 million was outstanding. The Company has commenced discussions with the holder of the May 2024 Note concerning a forbearance agreement or waiver. However, there can be no assurance that the Company will reach any agreement or obtain any waiver. As of the date of this report, the Company has not reached any agreement or obtained any waiver with respect to this matter.

As of April 30, 2025, the holder had converted the outstanding balance of $185,956 in principal and accrued interest into 834,690 Class A Ordinary Shares, closing out their position in full.

Issuance of March 2025 Senior Convertible Notes & Warrants

On March 3, 2025, the Company issued Senior Convertible Notes maturing on September 3, 2026 with an 8% annual interest rate. The notes are convertible into Class A Ordinary Shares at $0.4364 per share, subject to adjustment. Redemption provisions are triggered upon certain events, including additional fundraising or asset sales.

In conjunction with the March 2025 Notes, the Company issued warrants exercisable for three years at $0.4364 per share. These include full-ratchet antidilution protection and provisions for cashless exercise.

The Company entered into a registration rights agreement to register the resale of shares underlying the March 2025 Notes and Warrants. Failure to meet registration deadlines triggers a 1% monthly penalty on the note principal.

February 2025 Private Placement and Purchase Agreement

On February 28, 2025, the Company entered into a Securities Purchase Agreement with institutional investors for the issuance of Senior Convertible Notes in the aggregate principal amount of $1.3 million at a weighted-average discount of approximately 23%, and warrants to purchase up to 2,864,397 Class A Ordinary Shares. The Company received $1.0 million in gross proceeds. The agreement includes customary covenants and restrictions, as well as registration rights and a mechanism for investors to participate in future capital raises.

Formation of Bright Hydrogen Solutions

On February 17, 2025, the Company incorporated Bright Hydrogen Solutions, a wholly owned Irish subsidiary focused on hydrogen infrastructure and energy advisory services.

Issuance of January 2025 Senior Convertible Notes & Warrants

On 10 January 2025, the Company issued Senior Convertible Notes totaling $1.23 million in principal, maturing on 10 July 2026 with an 8% interest rate. The notes are convertible at $0.559 per share, with customary adjustment and redemption provisions.

Warrants issued in connection with the January 2025 Notes are exercisable for three years at $0.559 per share and include antidilution and cashless exercise rights.

The Company agreed to register the resale of Class A Ordinary Shares underlying the January 2025 Notes and Warrants. Failure to meet specified deadlines triggers penalties and obligations to file additional registration statements if required.

Equity Line of Credit (ELOC)

The Company retained the right under the January and February 2025 Purchase Agreements to utilise a permitted Equity Line of Credit with the lead February investor. This facility allows for the resale of shares under agreed terms but has not been activated post-year-end.

Nasdaq Listing and Compliance Matters

Between May 2024 and February 2025, the Company received several notifications from Nasdaq regarding non-compliance with listing requirements, including stockholders’ equity, minimum bid price, and shareholder meeting rules.

Following a hearing on 7 January 2025, Nasdaq granted a transfer to the Nasdaq Capital Market and extended grace periods through July 2025 to regain full compliance. As of February 2025, Nasdaq confirmed compliance with stockholders’ equity requirements and granted further exceptions subject to conditions being met by mid-2025.

Resignation and Appointment of Chief Financial Officer

On 24 January 2025, Gavin Jones resigned as Chief Financial Officer but remained as Company Secretary to support the transition. Frederico Figueira de Chaves, Chief Strategy Officer and Director, was appointed Interim CFO effective the same day.

32.	Group companies

The following table (a) presents the current organisation structure of the Group at year end. Notes that the list of subsidiaries within the Group has changed greatly during the year due to the deconsolidation of the Legacy Hydrogen Entities and the subsequent acquisition of Quality Industrial Corp. and its subsidiary Al Shola. The group no longer lists its holding in its Joint Venture, Fusion Fuel Spain since its sale of its stake before year end. For comparative purposes, Management have included table (b) which lists the subsidiaries in the Group at the previous year end (2023). Note that these entities were included in the Group for the majority of the period in review December 31, 2024.

Group companies: Table (a)

Entity name	Country of incorporation	Principal activities	Group interest at December 31, 2024
Quality Industrial Corp.	United States	Operating company	67.04%
AL Shola Al Modea Gas Distribution LLC	Dubai	Operating company	51% (Indirect)
BrightHy Solutions Limited	Ireland	Operating company	100%
Fusion Fuel USA, Inc.	United States	Operating company	100%
Fusion Fuel Australia, PTY Ltd	Australia	Hydrogen production	100%
Fusion Fuel Australia – Pilot PTY Ltd	Australia	Hydrogen production	100%
Hanoi Asset Management, S.L.	Spain	Hydrogen production	100%
Fusion Fuel Morocco, S.A.S	Morocco	Dormant entity	100%

Group companies: Table (b)

Entity name	Country of incorporation	Principal activities	Group interest at December 31, 2024
Fusion Fuel Portugal, S.A.	Portugal	Operating company	0%
Fuel Cell Évora I, Unipessoal LDA	Portugal	Hydrogen production	0%
Fuel Cell Évora II, Unipessoal LDA	Portugal	Hydrogen production	0%
Fusion Fuel USA, Inc.	United States	Operating company	100%
Fusion Fuel Spain, S.L.	Spain	Hydrogen production	0%
Fusion Fuel Australia, PTY Ltd	Australia	Hydrogen production	100%
Fusion Fuel Australia – Pilot PTY Ltd	Australia	Hydrogen production	100%
Hevo Sines, Unipessoal LDA	Portugal	Hydrogen production	0%
Hevo Sines II, Unipessoal LDA	Portugal	Hydrogen production	0%
Hevo Sines III, Unipessoal LDA	Portugal	Hydrogen production	0%
Hevo Portugal, Unipessoal, LDA	Portugal	Hydrogen production	0%
HEVO II Industria, Unipessoal LDA	Portugal	Hydrogen production	0%
Hanoi Asset Management, S.L.	Spain	Hydrogen production	100%
Hevo Aveiro, Unipessoal LDA	Portugal	Hydrogen production	0%
Fusion Fuel Morocco, S.A.S	Morocco	Dormant entity	100%

33.	Approval of financial statements

The directors approved the financial statements on May 5, 2025.