Form 20-F
period 2025-12-31
Fusion Fuel Green PLC
filed 2026-05-07
CIK 1819794

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

9 Pembroke Street Upper

Dublin, D02 KR83

Ireland

(Address of principal executive offices)

Frederico Figueira de Chaves, Chief Executive Officer, Interim

Chief Financial Officer, and Chief Strategy Officer

9 Pembroke Street Upper

Dublin D02 KR83

Ireland

Tel: +353 1 961 9350

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Ordinary Shares, $0.0035 nominal value per share	HTOO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,288,291 Class A Ordinary Shares with a nominal value of $0.0035 each as of December 31, 2025.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

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

☐ Yes	☐No

FUSION FUEL GREEN PLC

Annual Report on Form 20-F

Year Ended December 31, 2025

i

	PART III

Item 17.	Financial Statements	112
Item 18.	Financial Statements	112
Item 19.	Exhibits	112

ii

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (this “Annual Report”), unless otherwise indicated or the context otherwise requires, references to:

●	“AED” are to the legal currency of the UAE.

●	“Al Shola Gas” are to Al Shola Al Modea Gas Distribution LLC, a UAE company.

●	“Biosteam Energy” are to Biosteam Energy (Proprietary) Limited, a private company incorporated in South Africa.

●	“Bright Hydrogen Solutions” are to Bright Hydrogen Solutions Limited, a private limited company incorporated in Ireland.

●	“Class A Ordinary Shares” are to the Company’s Class A ordinary shares with a nominal value of $0.0035 each.

●	“DTC” are to The Depository Trust Company.

●	“Fusion Fuel,” “we,” “us,” “our,” the “Company,” or “our company” are to Fusion Fuel Green PLC, a public limited company incorporated in Ireland, including its consolidated subsidiaries.

●	“Fusion Fuel Green PLC” are to Fusion Fuel Green PLC, a public limited company incorporated in Ireland.

●	“Fusion Fuel Portugal” are to Fusion Fuel Portugal, S.A., a public limited company domiciled in Portugal.

●	“HL” are to HL Acquisitions Corp., a British Virgin Islands business company.

●	“Ilustrato” are to Ilustrato Pictures International, Inc., a Nevada corporation.

●	“Irish Companies Act” are to the Irish Companies Act 2014 (as amended).

●	“Irish Takeover Rules” are to the Irish Takeover Panel Act, 1997, Irish Takeover Rules 2022.

●	“JOBS Act” are to the U.S. Jumpstart Our Business Startups Act.

●	“LPG” are to liquified petroleum gas.

●	“Nasdaq” are to The Nasdaq Stock Market LLC.

●	“QIND” are to Quality Industrial Corp., a Nevada corporation.

●	“QIND Closing” are to the closing of the transactions contemplated by the QIND Purchase Agreement.

●	“QIND Ordinary Shares Consideration” are to 109,114 Class A Ordinary Shares.

●	“QIND Purchase Agreement” are to the Stock Purchase Agreement, dated as of November 18, 2024, among the Company, QIND, Ilustrato, and certain other stockholders of QIND (together with Ilustrato, the “QIND Sellers”).

●	“Royal Uranium” are to Royal Uranium Inc., a company incorporated under the laws of British Columbia, Canada.

●	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002.

●	“SEC” are to the U.S. Securities and Exchange Commission.

●	“Series A Preferred Shares” are to the Company’s Series A Convertible Preferred Shares with a nominal value of $0.0001 each.

●	“Series A Preferred Shares Conversion” are to conversion of the Series A Preferred Shares into a certain number of Class A Ordinary Shares, subject to adjustment, upon the later of (i) the Series A Conversion Shareholder Approval and (ii) the clearance of an initial listing application filed by the Company with Nasdaq.

iii

●	“Series A Conversion Shareholder Approval” are to approval of the Company’s issuance of the underlying Class A Ordinary Shares by the Company’s shareholders in accordance with applicable Irish law.

●	“UAE” are to the United Arab Emirates.

●	“Public warrants” are to warrants that were issued (i) by HL as part of the units in HL’s initial public offering that were automatically adjusted to provide for purchase of Class A Ordinary Shares at an initial exercise price of $402.50 per share, (ii) in a certain private placement by HL that were automatically adjusted to provide for purchase of Class A Ordinary Shares at an initial exercise price of $402.50 per share, (iii) upon conversion of certain convertible notes of HL that were automatically adjusted to provide for purchase of Class A Ordinary Shares at an initial exercise price of $402.50 per share, (iv) issued by the Company to the former shareholders of Fusion Fuel Portugal for purchase of Class A Ordinary Shares at an initial exercise price of $402.50 per share, and (v) upon the achievement of certain milestones, issued or issuable by the Company to the former shareholders of Fusion Fuel Portugal for purchase of Class A Ordinary Shares at an initial exercise price of $402.50 per share. The public warrants expired in accordance with their terms on December 10, 2025.

Unless otherwise stated, in this Annual Report, references to “dollars” and “$” are to the legal currency of the United States (“U.S.”), and all references to “euros” and “€” are to the legal currency of the European Union (“EU”). Our reporting currency and our functional currency is euros.

Unless otherwise stated, the translations from U.S. dollars to euros in this Annual Report were made at a rate of $1.1736 to €1.00, which was the historical rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of December 31, 2025. On April 24, 2026, the noon buying rate for converting euro to dollars was $1.1718 per €1.00. No representation is made that the euro or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or euros, as the case may be, at any particular rate or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The audited consolidated financial statements and notes thereto as of and for fiscal years ended 2025, 2024 and 2023 included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Our fiscal year end is December 31.

Unless otherwise noted, the share and per share information in this report have been adjusted to give effect to the one-for-thirty-five (1-for-35) share consolidation of the Class A Ordinary Shares, which became legally effective at 5:00 PM Eastern Time on July 11, 2025.

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

In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this Annual Report relate to, among other things:

●	the ability of the parties to our service contracts to obtain all necessary regulatory and other consents and approvals and to deliver all required products and services in connection with the contemplated projects;

●	the ability of our projects to generate the expected free cash flows or net income necessary for the Company to generate the anticipated returns in connection with the contemplated projects;

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	our projected revenues, profits, earnings and other estimated financial information;

●	our ability to secure additional funding necessary for the expansion of our business;

●	the growth of and competition trends in our industry;

●	fluctuations in general economic and business conditions in the markets in which we operate; and

●	relevant government policies and regulations relating to our industry.

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

iv

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

Summary Risk Factors

Risks Related to Our Business

●	The Company’s recent restructuring efforts may fail to prevent the long-term continuation of its history of net losses.

●	The Company’s shift in business strategy may not yield the intended results.

●	The Company’s contemplated transaction to acquire most or all of the equity interests of Royal Uranium for up to 3,750,025 Class A Ordinary Shares, remains subject to closing, and following closing, may not result in a significant increase in revenue while diluting the Company’s shareholders.

●	The Company may face challenges in integrating QIND and realizing expected synergies.

●	The Company and QIND will incur substantial costs related to the merger and integration of their businesses.

●	If the Series A Preferred Shares Conversion and the consummation of the merger of QIND with the Company proceed, the new principal holders of the outstanding Class A Ordinary Shares will have substantial control over the Company which could limit other shareholders’ ability to influence the outcome of corporate matters and key transactions, including a change of control.

●	Our pursuit of strategic transactions and need for capital resources, including potential equity issuances, may dilute shareholders and adversely affect our business.

●	Our current level of indebtedness could adversely affect our financial condition or liquidity, and we could have difficulty fulfilling our obligations under our indebtedness, which may have a material adverse effect on us.

●	Any credit or similar agreements into which we may enter in the future may restrict our operations, particularly our ability to respond to changes or to take certain actions regarding our business.

●	We will need to obtain additional funding to continue operations. If we fail to obtain the necessary financing or fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations and we may be forced to significantly delay, scale back or discontinue our operations.

●	We have a substantial amount of goodwill and intangible assets on our balance sheet. Future write-offs of goodwill and intangible assets may have the effect of decreasing our earnings or increasing our losses.

●	Our business operations may be adversely affected by information systems interruptions or cybersecurity intrusions.

●	The success of our business depends on our ability to maintain and enhance our reputation and brand.

●	Our long-term success depends, in part, on our ability to operate and expand internationally, and our business is susceptible to risks associated with international operations.

●	Risks associated with climate change and other environmental impacts, and increased focus and evolving views of our customers, shareholders, and other stakeholders on climate change issues, could negatively affect our business and operations.

●	We may be adversely affected by the effects of inflation.

●	Relatively high interest rates may adversely impact our business.

●	During the course of the audit of our consolidated financial statements, we identified a material weakness in our internal control over financial reporting. If we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of the Class A Ordinary Shares may be adversely impacted.

●	We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all.

●	If we are unable to attract and retain key employees and hire qualified management, technical, engineering, and sales personnel, our ability to compete and successfully grow our business could be harmed.

Risks Related to Our Alternative Energy Services

●	Our business may be adversely affected by execution risks in alternative energy projects and our dependence on third parties.

●	Our participation in joint ventures, reliance on project financing, and exposure to biomass-powered steam projects may adversely affect our business and results of operations.

●	Demand for alternative energy services is uncertain and dependent on government policies.

●	The Company will face intense competition in the alternative energy services sector.

●	Supply chain disruptions and cost increases could negatively impact the Company’s alternative energy business.

●	The Company’s alternative energy business will be subject to complex and evolving regulatory requirements.

●	Legal and contractual risks could adversely impact the Company’s alternative energy business.

●	The transition to an alternative energy advisory and engineering business may involve intellectual property risks.

●	If we are not able to implement commercially competitive services in a timely manner in response to changes in the market, customer requirements, competitive pressures, developments associated with climate change concerns and energy mix transition, and technology trends, our business and consolidated results of operations could be materially and adversely affected, and the value of our intellectual property may be reduced.

●	Our ability to operate and our growth potential could be materially and adversely affected if we cannot attract, employ, and retain technical personnel at a competitive cost.

●	If we are unable to keep pace with technology developments in our industry, this could adversely affect our ability to win, maintain and grow market share.

●	Our alternative energy services activities are subject to a number of development risks, operational hazards, regulatory approvals and other risks which may not be fully covered by insurance, and which could cause cost overruns and delays that could have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects.

●	Our business is subject to the risks of earthquakes, fires, floods, tsunamis, pandemics, and other natural catastrophic events and to interruption by man-made problems such as technogenic catastrophic events, computer viruses or terrorism.

Risks Related to Our Gas Distribution Business

●	The conflict in Iran, which escalated sharply in late February 2026, poses material risks to our LPG distribution operations in Dubai.

●	QIND is in default under its outstanding convertible promissory notes, which could result in acceleration of the indebtedness thereunder, enforcement of security interests, dilutive conversions of outstanding amounts into shares of QIND’s common stock, and other material adverse consequences.

●	QIND is dependent on the Company and external financing to fund its operations and there can be no assurance that such support will be repaid or available when needed.

●	Our gas distribution business is subject to numerous operational, regulatory and market risks that could adversely impact its financial performance and long-term viability.

●	We are dependent on the availability of raw materials, parts, and components used in our products.

●	Increases in the price of commodities could impact the cost or price of our products, as well as the short term working capital requirements , which could impact our ability to sustain and grow earnings.

●	We may be subject to loss in market share and market acceptance as a result of performance failures, manufacturing errors, delays, or shortages.

●	The markets in which we operate are highly competitive, which could reduce sales and operating margins.

●	A substantial decrease in the price of gas could significantly lower our gross profit or cash flow.

●	If gas prices rise, we may be unable to pass along the cost increases to our customers.

●	We occasionally provide integrated gas distribution project management services in the form of long-term, fixed price contracts that may require us to assume additional risks associated with cost overruns, operating cost inflation, labor availability and productivity, supplier and contractor pricing and performance, and potential claims for liquidated damages.

●	Trends in gas prices affect the level of exploration, development, and production activity of our customers and the demand for our services and products, which could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

●	Our business is dependent on capital spending by our customers, and reductions in capital spending could have a material adverse effect on our gas distribution business, consolidated results of operations, and consolidated financial condition.

●	Constraints in the supply of, prices for, and availability of transportation of raw materials can have a material adverse effect on our gas distribution business and consolidated results of operations.

●	Demand for the products we distribute could decrease if the manufacturers of those products were to sell a substantial amount of goods directly to end users in the markets we serve.

●	Price reductions by suppliers of gas products sold by us could cause the value of our inventory to decline. Also, such price reductions could cause our customers to demand lower sales prices for these products, possibly decreasing our margins and profitability on sales to the extent that our inventory of such products was purchased at the higher prices prior to supplier price reductions, and we are required to sell such products to our customers at the lower market prices.

●	Our operations are subject to hazards inherent in the gas industry and, as a result, we are exposed to potential liabilities that may affect our financial condition and reputation.

●	We are subject to increased risks associated with our investments in emerging markets, particularly in the Middle East region and specifically in the UAE. These risks encompass significant political, social, and economic uncertainties in the region. Given the volatile nature of these markets, instabilities in these regions could significantly adversely affect the value of our investments.

●	We are exposed to risks from potentially unpredictable legal and regulatory environments in the UAE and Middle East region.

●	We are exposed to risks arising from potential changes in the UAE’s visa legislation, which could adversely impact our business operations.

●	We are subject to risks associated with potential unlawful or arbitrary governmental actions in the UAE, which could negatively impact our operations and financial performance.

●	We are subject to the risk of international sanctions, which could significantly impact our business activities, results of operations and financial condition.

Risks Related to the Ownership of Our Securities

●	We may not be able to maintain a listing of the Class A Ordinary Shares on Nasdaq.

●	Our operating results and share price may fluctuate, and you could lose all or part of your investment.

●	In certain limited circumstances, dividends paid by the Company may be subject to Irish dividend withholding tax.

●	Class A Ordinary Shares received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

●	A transfer of the Class A Ordinary Shares, other than one effected by means of the transfer of book-entry interests in DTC, may be subject to Irish stamp duty.

●	If the Class A Ordinary Shares are not eligible for deposit and clearing within the facilities of DTC, then transactions in the Class A Ordinary Shares may be disrupted.

●	Irish law differs from the laws in effect in the United States and U.S. investors may have difficulty enforcing civil liabilities against us, our directors or members of senior management.

●	An investment in our securities may result in uncertain U.S. federal income tax consequences.

●	As an Irish public limited company, certain capital structure decisions regarding the Company will require the approval of the shareholders of the Company, which may limit the Company’s flexibility to manage its capital structure.

●	Provisions of the Company’s constitution, as well as provisions of Irish law, could make an acquisition of us more difficult, limit attempts by our shareholders to replace or remove our current directors, and limit the market price of the Class A Ordinary Shares.

●	Attempted takeovers of the Company will be subject to the Irish Takeover Rules and will be under the supervisory jurisdiction of the Irish Takeover Panel. Accordingly, the Company’s Board of Directors may be limited by the Irish Takeover Rules in its ability to defend an unsolicited takeover attempt.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

Risks Related to Our Business

The Company’s recent restructuring efforts may fail to prevent the long-term continuation of its history of net losses.

The Company has historically incurred significant net losses and anticipates that these losses may continue for at least the next 12 to 18 months as it navigates a period of substantial transition. The Company’s financial results have been impacted by multiple factors. Historically, the Company’s business model centered around the development and sale of its “green hydrogen” technology solutions. However, during 2024, these services were discontinued due to lack of capital following the lack of consummation of the transactions contemplated by a certain Subscription Agreement, dated as of August 28, 2024, as amended on October 9, 2024, between the Company and the investor signatory thereto (see Item 8.A. “Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings – Claim Against Hydrogenial”). On November 11, 2024, Fusion Fuel Portugal, which operated substantially all of our former business activities, filed for insolvency in Portugal. As a result, the production and sale of our green hydrogen product line and related research and development activities ceased and will no longer be continued. On November 26, 2024, we closed on the acquisition of a majority stake in QIND, a company primarily operating as a gas distributor through its 51% ownership of Al Shola Gas. These structural changes introduced significant uncertainties, particularly regarding revenue generation and cost management.

The Company must successfully integrate new business units and establish its revised strategy focused on providing full-service energy engineering and advisory solutions, as well as industrial gas applications. Our alternative energies (including hydrogen and biomass) engineering and advisory business have generated an insignificant amount of revenue as of December 31, 2025, and are not expected to contribute meaningful revenues until 2026. While Al Shola Gas, the Company’s indirect subsidiary through its acquisition of QIND, has historically generated revenue, there is no assurance that it will continue to do so, or that the Company’s acquisition of QIND will not fail due to certain post-closing conditions and other acquisition risks.

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

The Company’s previous business model was rooted in proprietary technology development, while its current focus on engineering and advisory services and industrial gas applications places it in highly competitive industries. The market for energy engineering, advisory solutions and distribution is mature, with numerous well-established competitors that have significant operational experience, customer relationships, and brand recognition. Unlike its prior focus on innovation and proprietary hydrogen solutions, the Company must now compete based on service quality, cost-effectiveness, and operational efficiency. There is no guarantee that the Company will be able to establish or,, in the case of Al Shola Gas’s gas distribution business, maintain, a competitive market position or differentiate itself effectively.

Additionally, the Company’s ongoing businesses do not yet generate enough free cashflow to cover the administrative, legal and listing costs of the Fusion Fuel. As a result, the Company may continue to incur operating losses, and its cash flow from operations may remain negative for an extended period.

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

The Company’s contemplated transaction to acquire most or all of the equity interests of Royal Uranium for up to 3,750,025 Class A Ordinary Shares, remains subject to closing, and following closing, may not result in a significant increase in revenue while diluting the Company’s shareholders.

The Company has entered into a Share Exchange Agreement, dated as of February 18, 2026 (the “Share Exchange Agreement”), with certain shareholders of Royal Uranium (the “RU Shareholders”), pursuant to which the RU Shareholders will sell up to 100% of the issued and outstanding shares of Royal Uranium to the Company in exchange for up to 3,750,025 Class A Ordinary Shares or pre-funded warrants (the “Securities Exchange”). The Securities Exchange remains subject to the satisfaction of certain closing conditions, including, among others, that RU Shareholders holding not less than 75% of the issued shares in Royal Uranium have signed the Share Exchange Agreement or a joinder thereto, that the Company has obtained the requisite shareholder approval as required by the Irish Takeover Rules, the accuracy of the parties’ representations and warranties in all material respects, and the absence of any material adverse effect on either Royal Uranium or the Company. Accordingly, there can be no assurance that the Securities Exchange will be completed on the terms contemplated, or at all. The Share Exchange Agreement may also be terminated prior to closing in certain circumstances, including by either party if closing conditions have not been satisfied or waived within 12 months of the date of the Share Exchange Agreement. If the Securities Exchange is completed, the issuance of up to 3,750,025 Class A Ordinary Shares (or pre-funded warrants exercisable therefor) to the RU Shareholders will dilute the ownership interests of the Company’s existing shareholders. In addition, the Company issued 95,000 Class A Ordinary Shares and pre-funded warrants to purchase up to 190,000 Class A Ordinary Shares to certain parties in connection with the execution of the Share Exchange Agreement, further diluting the ownership interests of existing shareholders. The RU Shareholders are subject to certain lock-up restrictions on the transfer of the Class A Ordinary Shares they receive; however, upon the expiration of such restrictions, sales of a substantial number of Class A Ordinary Shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the Class A Ordinary Shares.

Furthermore, if the Securities Exchange is completed, a significant portion of the acquired royalty portfolio may not generate meaningful revenue for an extended period. Of the 19 royalties included in the portfolio, only three, which relate to natural gas assets, are currently producing revenue. The ongoing nature of such revenue is dependent on the continued operations by the companies operating the underlying sites, and the amounts received will fluctuate based on prevailing natural gas prices. The remaining royalties relate to sites that are not yet in production and are not expected to contribute to the Company’s consolidated revenue for several years. There is a risk that such sites may hold fewer reserves than currently anticipated once they become operational, or that the relevant site developers may not bring the sites into production at all. As a result, the Company may not be able to rely on revenue from the royalty portfolio to help achieve net earnings, and revenue from the producing royalties may decline or cease entirely due to factors beyond the Company’s control. The Share Exchange Agreement values Royal Uranium at $15,000,000, and if the acquired assets do not perform as anticipated, the Company may not realize value commensurate with the consideration paid. If the royalties do not generate revenue at the levels or within the timeframes anticipated by management, or if the Securities Exchange is completed but the anticipated long-term value of the acquired assets does not materialize, the Company’s business, financial condition, and results of operations could be materially and adversely affected.

The Company may face challenges in integrating QIND and realizing expected synergies.

The acquisition of a majority stake in QIND marks a major shift in the Company’s business strategy, transitioning from proprietary hydrogen technology to a combination of alternative energy engineering and advisory solutions and industrial gas distribution. This integration presents significant challenges, including aligning business strategies, consolidating financial reporting, and managing leadership changes. Any failure to integrate operations efficiently, achieve expected cost synergies, or navigate regulatory complexities could lead to financial strain, reduced investor confidence, and operational inefficiencies.

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

In addition, the acquisition of the Company’s stake in QIND is subject to certain post-closing conditions, including obtaining the Series A Conversion Shareholder Approval for the conversion of the Series A Preferred Shares into Class A Ordinary Shares, securing Nasdaq listing clearance, and consummating the planned merger of QIND into a newly formed wholly owned subsidiary of the Company. As consideration for the Company’s stake in QIND, the Company issued certain QIND shareholders 109,114 Class A Ordinary Shares, constituting 19.99% of the issued and outstanding Company’s Class A Ordinary Shares on the date of the QIND Purchase Agreement, and an aggregate of 4,171,327 Series A Preferred Shares, with provisions for the Series A Preferred Shares Conversion. If the Company fails to meet certain conditions within the specified timeframes, including obtaining the Series A Conversion Shareholder Approval, it may be required to unwind the transaction, repurchase the Company’s shares from the former QIND shareholders, and return the acquired shares. Such an outcome would result in substantial financial and operational disruption, including potential liquidity constraints, increased debt obligations, legal disputes, damage to the Company’s reputation, and delisting of the Class A Ordinary Shares.

The Company’s conversions of Series B Convertible Preferred Stock of QIND may be subject to unwinding or other claims.

On October 28, 2025, the Company converted 1,900 shares of Series B Convertible Preferred Stock, par value $0.001 per share, of QIND (“Series B Preferred Stock”) into 1,900,000 shares of common stock of QIND. On December 2, 2025, the Company converted 9,600 shares of Series B Preferred Stock into 9,600,000 shares of common stock of QIND. On February 23, 2026, the Company converted 8,500 shares of Series B Preferred Stock into 8,500,000 shares of common stock of QIND. Absent such conversions, the Company believes that it would have suffered a significant loss with respect to its strategic investment in a majority of the shares of common stock of QIND, due to the increase in the number of outstanding shares of common stock of QIND subsequent to the QIND Closing that are not held by the Company. The Certificate of Designation of Series B Convertible Preferred Stock of QIND (the “Series B Certificate”) provides that in no event may a Series B Preferred Stock stockholder convert Series B Preferred Stock if the conversion would “result in” the holder beneficially owning more than 9.99% of the outstanding shares of common stock of QIND. Although the Company believes that this provision did not prohibit it from converting the Series B Preferred Stock because the conversions did not change the fact that it beneficially owned more than 9.99% of the outstanding shares of common stock of QIND both before and after such conversions, there is no assurance that such conversions could not be found to be in violation of the terms of the Series B Certificate.

In addition, under the QIND Purchase Agreement, if the Company fails to meet certain conditions within the specified timeframes, including obtaining the Series A Conversion Shareholder Approval, it may be required to unwind the transaction, repurchase the Company’s shares from the former QIND shareholders, and return the acquired shares of QIND, including the Series B Preferred Stock. Further, the Company agreed that it would not, without the prior written consent of the QIND Sellers, prior to the date of the Series A Preferred Shares Conversion, the unwinding of the transaction or the termination of the QIND Purchase Agreement, directly or indirectly sell, transfer, convey, mortgage, pledge, assign or in any way further encumber or alienate the common stock of QIND and the Series B Preferred Stock. The Company believes that because the provision does not expressly prohibit the conversion of the Series B Preferred Stock, it is not in breach of this provision. However, there is no assurance that such conversions could be found to be in breach of the terms of the QIND Purchase Agreement.

Any adverse determination by a relevant authority may require the Company to compensate the QIND Sellers or return the common stock received upon such conversions, either of which may result in material adverse effect on the Company. If the Company were required to pay damages, such damages may result in significant losses. If the Company were required to return the common stock received upon such conversions, it may lose its majority ownership of QIND, which may result in the Company being forced to disallow the consolidation of QIND’s operations with its own and the loss of the majority of its operations. Such an outcome would result in substantial financial and operational disruption, including potential liquidity constraints, increased debt obligations, legal disputes, damage to the Company’s reputation, and delisting of the Class A Ordinary Shares.

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

Our pursuit of strategic transactions and need for capital resources, including potential equity issuances, may dilute shareholders and adversely affect our business.

We may pursue strategic transactions, including acquisitions, joint ventures, or new business initiatives, to expand our solutions portfolio, geographic footprint, or access to new markets. These transactions involve numerous risks, including the need to secure financing on acceptable terms, the potential issuance of equity or equity-linked securities that could result in dilution to existing shareholders, and challenges in completing due diligence and negotiating definitive agreements. Even if completed, acquisitions and investments may fail to achieve intended synergies, face integration difficulties, or divert management attention and resources from our core operations. We may also incur significant transaction and restructuring costs, assume unforeseen liabilities, or experience adverse accounting impacts.

In connection with potential transactions or growth initiatives, we may seek to increase our authorized share capital or otherwise access capital markets to fund investment and working capital needs. Market volatility, interest rates, inflation, and investor sentiment toward the energy transition and decarbonization sectors could constrain our access to capital or increase our cost of capital. In addition, exploring new lines of business or asset strategies could trigger heightened regulatory, licensing, compliance, and governance requirements, as well as reputational and operational risks if those strategies are not successfully implemented. If we are unable to secure necessary approvals, financing, and resources, or if we experience delays or setbacks in executing our strategic plans, our growth prospects, liquidity, and shareholder value could be adversely affected.

Our current level of indebtedness could adversely affect our financial condition or liquidity, and we could have difficulty fulfilling our obligations under our indebtedness, which may have a material adverse effect on us.

As of December 31, 2025, we had outstanding indebtedness (excluding lease liabilities) totaling approximately €13.1 million, compared to total cash of approximately €0.575 million and 2025 comprehensive loss of approximately €1.95 million. Our current level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness and other financial commitments. The level of our indebtedness and other financial commitments could have other important consequences for our business, including:

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

Our ability to make scheduled payments on and to refinance our indebtedness depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business, and other factors (many of which are beyond our control), including the availability of financing in the international banking and capital markets. We cannot be certain that our business will generate sufficient cash flows from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt, to refinance our debt, or to fund our other liquidity needs.

If we are unable to meet our debt service obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt. Failure to successfully restructure or refinance our debt could cause us to default on our debt obligations and would impair our liquidity. Our ability to restructure or refinance our debt will depend on the condition of the capital markets, which is outside of our control, and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations.

Moreover, in the event of a default of our debt service obligations, if not cured or waived, our creditors could elect to declare all the funds borrowed to be due and payable, together with accrued and unpaid interest and late charges. Our assets or cash flows may not be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Any such default, event of default if not cured or waived, or declaration of acceleration could force us into bankruptcy, reorganization, insolvency, or liquidation.

Any credit or similar agreements into which we may enter in the future may restrict our operations, particularly our ability to respond to changes or to take certain actions regarding our business.

We may, from time to time, enter into credit facilities, term loans, notes, equipment or receivables financings, convertible or exchangeable debt, or other debt arrangements that include restrictive covenants, financial maintenance tests and events of default that could materially limit our ability to respond to changing conditions or pursue our strategic objectives. Such agreements may restrict, condition or prohibit our ability to incur additional indebtedness; grant liens; pay dividends or make other restricted payments; repurchase equity or junior debt; make investments or loans; enter into hedging arrangements; engage in affiliate transactions; complete acquisitions, joint ventures or other business combinations; dispose of assets or lines of business; prepay, redeem or refinance other indebtedness; enter into burdensome agreements; or change the nature of our business, fiscal year or key organizational documents, and may impose minimum liquidity, maximum leverage, minimum interest or fixed charge coverage, borrowing base or collateral valuation tests that could become more difficult to satisfy if our performance or macroeconomic conditions deteriorate. Failure to comply could result in default, acceleration, termination of commitments, foreclosure on collateral or other remedies, and cross-default or cross-acceleration provisions could trigger defaults across multiple instruments; events of default may also arise from factors beyond our control, such as adverse judgments, governmental actions, material adverse changes, cyber or operational incidents, or the loss of key contracts. Waivers or amendments, if needed, may be unavailable or only available on burdensome terms, including higher pricing, additional fees, incremental collateral or guarantees, restricted cash, enhanced reporting or tighter covenants. Future indebtedness may be secured by substantially all of our assets and guaranteed by our subsidiaries, may be senior in right of payment to equity and, in some cases, to other unsecured or subordinated debt, and indebtedness at subsidiaries would be structurally senior to claims at the parent with respect to subsidiary assets; intercreditor arrangements, collateral trusts and waterfall provisions could further limit flexibility and available remedies. If our credit profile weakens or markets tighten, financing may only be available on more restrictive or expensive terms, including higher interest rates or enhanced covenant packages, and variable-rate debt would expose us to interest rate risk that could increase interest expense and reduce cash flows. Covenants restricting capital expenditures, acquisitions, investments and asset sales may delay, limit or prevent strategic initiatives and timely responses to competitive or technological changes; limitations on dividends, share repurchases and other returns of capital may reduce financial flexibility and equity attractiveness; leverage or coverage ratio requirements, borrowing base tests and mandatory prepayments tied to asset sales, excess cash flow or insurance proceeds could force deleveraging or capital raises at unfavorable times, including asset sales at depressed prices or dilutive equity issuances. Even if we remain in compliance, administrative burdens—such as covenant calculations, frequent reporting, delivery of financial statements and certificates, field exams, appraisals, cash dominion or springing cash management, and lender approvals for ordinary-course actions —could consume management time and resources and increase costs; negative pledges, most-favored-nations provisions for incremental facilities, anti-hoarding clauses and limitations on maturity profiles may complicate future refinancings or capital structure adjustments. Any of the foregoing could adversely affect our liquidity, limit our access to capital, increase our cost of capital, and negatively impact our business, financial condition and results of operations.

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

Our assets have grown through the acquisition of a controlling interest in QIND as of November 26, 2024. As a result of this acquisition, as of December 31, 2025, our goodwill and intangible assets were approximately $28.1 million, or 78% of total assets. Under existing accounting standards, we are required to periodically review goodwill assets for possible impairment. In the event that we are required to write down the value of any assets under these standards, it may materially and adversely affect our operating results, financial condition, and the price of our common stock.

Our business operations may be adversely affected by information systems interruptions or cybersecurity intrusions.

We depend on various information technologies to administer, store, and support multiple business activities. If these systems are damaged, cease to function properly or are subject to cybersecurity attacks, such as those involving unauthorized access, malicious software and/or other intrusions, we could experience production downtimes, operational delays, other detrimental impacts on operations or the ability to provide products and services to its customers, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems or networks, financial losses from remedial actions, loss of business or potential liability, penalties, fines and/or damage to our reputation. Our systems, networks, products, and services remain potentially vulnerable to known or unknown threats, any of which could have a material adverse effect on the Company and its financial condition or results of operations. Further, given the unpredictability, nature, and scope of cybersecurity attacks, it is possible that potential vulnerabilities could go undetected for an extended period. A severe cybersecurity incident could reduce sales, operating margins, and overall financial performance.

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

The effects of climate change create short and long-term financial risks to our business, both in the UAE as a result of our acquisition of a controlling interest in the equity of QIND and its ownership of 51% of the equity interests of Al Shola Gas, and globally. We have significant operations located in regions that have been, and may in the future be, exposed to significant weather events and other natural disasters. Climate-related changes can increase variability in or otherwise impact natural disasters, including weather patterns, with the potential for increased frequency and severity of significant weather events (e.g., flooding, hurricanes, and tropical storms), natural hazards (e.g., increased flooding risk), rising mean temperature and sea levels, and long-term changes in precipitation patterns (e.g., drought, desertification, and/or poor water quality). We expect climate change could affect our facilities, operations, employees, and communities in the future, particularly at facilities in coastal areas and areas prone to extreme weather events and water scarcity. Our suppliers are also subject to natural disasters that could affect their ability to deliver or perform under our contracts, including as a result of disruptions to their workforce and critical infrastructure. Disruptions also impact the availability and cost of materials needed for manufacturing and could increase insurance and other operating costs.

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

We maintain insurance to cover certain of our potential losses, and we are subject to various self-retentions, deductibles, and caps under our insurance. It is possible, however, that judgments could be rendered against us in cases in which we would be uninsured and beyond the amounts that we currently have reserved or anticipate incurring for such matters. Even a partially uninsured claim, if successful and of significant size, could have a material adverse effect on our business, results of operations and financial condition. Furthermore, we may not be able to continue to obtain insurance on commercially reasonable terms in the future, and we may incur losses from interruption of our business that exceed or are not covered by our insurance. Finally, even in cases where we maintain adequate insurance coverage, our insurers may raise various objections and exceptions to coverage which could make the timing and amount of any possible insurance recovery uncertain.

Changes in tax laws or exposure to additional income tax liabilities could have a material impact on our company, the results of operations, financial conditions and cash flows.

We are subject to income and non-income-based taxes in the jurisdictions in which we operate, and would become subject to such taxes in any other jurisdictions in which we operate in the future. The tax laws in these jurisdictions could change on a prospective or retroactive basis, and any such changes could adversely affect us and our effective tax rate.

Taxation regulation in territories around the world can also change. Furthermore, any changes made by tax authorities, together with other legislative changes, could lead to disagreements between jurisdictions with respect to the proper allocation of profits between such jurisdictions. We must continuously monitor changes to tax regulation and double tax treaties between the territories in which we operate.

We are further subject to ongoing tax audits in the various jurisdictions in which we operate. There can be no assurance that we will pass these audits, which could have a material impact on our business, financial condition, results of operations, and cash flows.

During the course of the audit of our consolidated financial statements, we identified a material weakness in our internal control over financial reporting. If we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of the Class A Ordinary Shares may be adversely impacted.

We are subject to reporting obligations under U.S. securities laws. The SEC adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting.

We, in connection with the preparation of our consolidated financial statements for the fiscal year ended December 31, 2025, identified the following material weakness: Insufficient accounting staffing and a resulting lack of segregation of duties within our finance function. Throughout 2025 our finance team consisted of our Accounting Director, our interim Chief Financial Officer, and a Finance Director who departed in January 2026, meaning that preparation and review of journal entries, account reconciliations, and key management review controls over the financial close were concentrated among too few individuals. We are actively recruiting a replacement for the departed Finance Director and at least one additional qualified accounting professional, and we expect these hires to be in place during financial year 2026. However, until the controls have been redesigned and operated effectively for a sufficient period, the material weakness will not be considered remediated. See Item 15. “Controls and Procedures”. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness. However, measures that we implement may not fully address the material weakness in our internal control over financial reporting and we may not be able to conclude that the material weakness has been fully remedied.

Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of the Class A Ordinary Shares, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025. This could adversely affect the market price of the Class A Ordinary Shares due to a loss of investor confidence in the reliability of our reporting processes.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all.

Our success depends largely upon the continued services of our executive officers and other key personnel, particularly Frederico Figueira de Chaves, our Chief Executive Officer, Interim Chief Financial Officer, Chief Strategy Officer and a director of the Company. Our majority-owned subsidiary, QIND, is dependent upon the continued services of Mr. Backwell, QIND’s Chief Executive Officer; Mr. Figueira de Chaves, QIND’s Chairman and a director; Carsten Kjems Falk, QIND’s Interim Chief Financial Officer and a director, as well as Head of Mergers and Acquisitions of Fusion Fuel; and Sanjeeb Safir, QIND’s Chief Operating Officer and Chief Executive Officer of Al Shola Gas. Our executive officers or key employees could terminate their employment with us at any time without penalty. In addition, we do not maintain key person life insurance policies on any of our employees or any of our contract parties. The loss of one or more of these executive officers or key employees could seriously harm our business and may prevent us from implementing our business plan in a timely manner, or at all.

If we are unable to attract and retain key employees and hire qualified management, technical, engineering, and sales personnel, our ability to compete and successfully grow our business could be harmed.

We believe that our success and our ability to reach our strategic objectives are highly dependent on the contributions of our key management, technical, engineering, and sales personnel. The loss of members of our key personnel, whether voluntarily or involuntarily, could significantly limit our ability to achieve its strategic objectives by delaying the development and introduction of our products and services and negatively impact our business, prospects, and operating results. Our future success also depends on our ability to attract, retain and motivate highly skilled employees, particularly employees with electrical and/or mechanical engineering skills or gas management specialties that would enable us to effectively deliver our energy solutions to clients on time and on budget, as well as client relationship managers with relevant regional and international experience. Competition for these executives in our industry is intense and we may experience difficulty in recruiting and retaining such individuals. Many of the companies with which we compete for experienced executives and key personnel also have greater resources than we have. As a result, we may be unable to attract or retain the industry professionals that are critical to our success, resulting in harm to our key client relationships, loss of key information, expertise or know-how and unanticipated recruitment and retaining costs. Additionally, our ability to achieve revenue growth in the future will depend, in part, on our success in recruiting and retaining client development executives. Such executives may require significant on-boarding time and effort in order to achieve full productivity, which may impair business and revenue growth. Additionally, the loss of the services of our key personnel could make it more difficult to successfully operate its business and pursue our business goals. In addition, we do not have “key person” life insurance policies covering any of our key employees.

We are a holding company. Our material assets are our cash balances and equity interests in our direct and indirect subsidiaries and we are accordingly dependent upon distributions from them to pay taxes and cover our corporate and other overhead expenses.

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

Risks Related to Our Alternative Energy Services

Our business may be adversely affected by execution risks in alternative energy projects and our dependence on third parties.

We are exposed to significant execution, schedule, and performance risks in connection with alternative energy projects, including engineering, procurement, installation, and commissioning of special energy systems or refueling stations. These projects require specialized equipment and integration of multiple subsystems and are dependent on timely completion of design work, supply chain availability, factory acceptance, site readiness, and conformity with safety and environmental standards. Delays or defects in equipment, engineering or construction activities, permitting or interconnection, and cost escalation may prevent projects from meeting expected delivery and performance milestones.

Our ability to deliver and monetize these projects depends on the performance of strategic partners, suppliers, and counterparties, as well as their financial stability and operational capacity. Failure by any third party to satisfy contractual obligations, secure required approvals, or coordinate site activities could result in liquidated damages exposure, warranty and remediation costs, customer disputes, and revenue deferral or loss. In addition, counterparties may seek to renegotiate or terminate agreements due to market conditions, regulatory developments, or financing constraints. Any of these factors could materially adversely affect our results of operations, cash flows, and reputation, and could impair our ability to win future projects in our target markets.

Our participation in joint ventures, reliance on project financing, and exposure to biomass-powered steam projects may adversely affect our business and results of operations.

We have entered into a joint venture arrangement to develop and operate biomass-based energy projects, which involve complex governance frameworks, shared decision rights, and reliance on our partners for critical technology, fabrication, and on-the-ground execution. Joint ventures inherently expose us to risks relating to disagreements over budgets, schedules, and strategic priorities; constraints imposed by shareholder agreements; and the need for continued alignment with partners for regulatory compliance, permitting, and community engagement. We will be required to fund our proportionate share of capital or operating requirements and to make loans or advances that are repaid only from free cash flow, if any, after other obligations. If project economics, timelines, or operating performance fall short of expectations, we may not achieve the anticipated returns or repayment of our investment.

Biomass-powered steam generation projects also carry risks relating to feedstock availability, price volatility, and quality specifications, as well as uncertainties around verification, certification, and monetization of carbon credits and related attributes. Counterparty performance under long-term offtake or steam supply agreements may be affected by macroeconomic conditions, credit stress, or changes in regulation and carbon markets. Projects in new geographies may face heightened regulatory, political, permitting, and foreign exchange risks that could increase costs or delay commissioning. If these risks materialize, we could experience cost overruns, schedule slippage, reduced operating margins, or impairment of our equity interests and loans, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Demand for alternative energy services is uncertain and dependent on government policies.

The Company’s engineering and advisory service offerings for hydrogen and biomass energy projects are partially dependent on the growth and adoption of alternative energies as a viable energy source. While global decarbonization efforts and policy initiatives may generally support alternative energy sources, the pace and scale of adoption remain uncertain. Many alternative energy projects rely on government incentives, grants, and regulatory mandates to be economically viable. Any reduction, delay, or withdrawal of such incentives could significantly impact demand for the Company’s services. Additionally, competition from more established alternative energy sources, such as wind, solar, and nuclear, may limit market growth, making it difficult for the Company to secure a strong customer base. In addition, some countries, particularly the United States, have cancelled major alternative energy projects in favor of policies supportive of fossil fuels. If the alternative energy services industry does not expand as anticipated, the Company’s ability to generate revenue and achieve profitability could be adversely affected.

The Company will face intense competition in the alternative energy services sector.

The alternative energy services industry is becoming increasingly competitive, with numerous established energy companies and engineering firms offering similar services. Many of these competitors have greater financial resources, established customer relationships, and extensive industry expertise, which may make it difficult for the Company to secure contracts and differentiate itself in the market. The Company’s ability to compete depends on its ability to demonstrate technical expertise, secure strategic partnerships, and deliver cost-effective solutions. Additionally, if competitors gain market dominance, the Company may struggle to maintain pricing power, reducing its potential profitability. Failure to compete effectively in this rapidly evolving sector could result in lower-than-expected revenue and limit the Company’s long-term viability.

Supply chain disruptions and cost increases could negatively impact the Company’s alternative energy business.

The Company’s ability to execute alternative energy projects efficiently will depend on the availability of critical components, including electrolyzers, storage systems, and engineering materials. Global supply chain disruptions, inflationary pressures, tariffs, or shortages in key materials could lead to increased project costs and delays, reducing profitability. Additionally, sourcing specialized equipment may require long lead times, which could impact project execution schedules and result in penalties or contract cancellations. The Company must also manage currency fluctuations and geopolitical risks that could affect its supply chain. If the Company is unable to secure reliable supply channels or mitigate cost increases, its financial condition and ability to compete in the alternative energy market could be significantly impacted.

The Company’s alternative energy business will be subject to complex and evolving regulatory requirements.

Alternative energy production, storage, and transportation are heavily regulated industries, requiring multiple permits, safety certifications, and compliance with environmental laws. The Company must adhere to stringent regulatory standards across different jurisdictions, which could lead to delays, increased compliance costs, or restrictions on project development. Additionally, evolving policies on safety, emissions, and energy infrastructure could impose new compliance burdens that require costly operational adjustments. Failure to obtain necessary approvals or comply with applicable laws could result in project cancellations, legal liabilities, or fines, materially impacting the Company’s ability to execute its business strategy.

Legal and contractual risks could adversely impact the Company’s alternative energy business.

The Company’s alternative energy engineering and advisory business exposes it to potential legal risks, including contractual disputes, liability claims, and regulatory enforcement actions. Given the complexity of hydrogen and biomass projects, disagreements over project specifications, delays, or performance guarantees could result in costly litigation or reputational damage. In particular, as hydrogen is a highly combustible gas, the Company must adhere to strict safety protocols to mitigate the risk of accidents, fires, or leaks. Any failure to meet safety standards could lead to liability claims, project cancellations, or regulatory penalties. If the Company becomes involved in legal disputes or compliance violations, it could face significant financial losses and operational disruptions.

The transition to an alternative energy advisory and engineering business may involve intellectual property risks.

As the Company shifts from proprietary hydrogen technology development to advisory and engineering services, it may face challenges related to intellectual property (IP) rights. The discontinuation of the HEVO product line and the insolvency of Fusion Fuel Portugal may lead to disputes over former IP assets, patents, or trade secrets. Additionally, the Company must ensure that it does not infringe on third-party IP while developing its hydrogen and other alternative energy solutions. Any IP-related legal challenges could result in costly litigation, reputational harm, or limitations on the Company’s ability to commercialize its services. Protecting its IP while navigating potential disputes will be critical to the Company’s long-term success in the alternative energy industry. There is no assurance that the Company will succeed in protecting its IP, and if fails to do so, the Company’s results of operations and financial condition may be materially adversely affected.

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

Our alternative energy services activities are subject to a number of development risks, operational hazards, regulatory approvals and other risks which may not be fully covered by insurance, and which could cause cost overruns and delays that could have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects.

Siting, development, and delivery of alternative energy services are subject to the risks of delay or cost overruns inherent in any industrial development project resulting from numerous factors, including but not limited to the following:

●	Difficulties or delays in obtaining, or failure to obtain, sufficient debt or equity financing on reasonable terms;

●	Failure to obtain all necessary government and third-party permits, approvals and licenses for the construction and operation of any of the proposed facilities;

●	Difficulties in engaging qualified contractors necessary to the construction of the contemplated project;

●	Shortages of equipment, material or skilled labor;

●	Natural disasters and catastrophes, such as hurricanes, explosions, fires, floods, industrial accidents, hostile military action and terrorism;

●	Unscheduled delays in the delivery of ordered materials;

●	Work stoppages, industrial and labor disputes;

●	Competition with other domestic and international hydrocarbon fuel suppliers and alternative energy providers;

●	Political and regulatory change in the countries in which we operate;

●	Unanticipated changes in domestic and international marked demand for and supply of hydrogen and biomass, which will depend in part on supplies of and prices for other alternative energy sources, coal, natural gas, liquified natural gas, crude oil and diesel, and the discovery of new sources of natural resources; and

●	Adverse general economic conditions.

Delays beyond the estimated development periods, as well as cost overruns, could increase the cost of completion beyond the amounts that are estimated, which could require additional sources of financing to fund the activities until the proposed project becomes operational (which could cause further delays). The need for more financing may also make the project uneconomic. Delays could also trigger penalties or termination of agreements with third parties, cause a delay in receipt of revenues projected from the project or cause a loss of one or more clients. As a result, any significant delay, whatever the cause, could be detrimental to our ability to provide valuable alternative energy engineering and advisory services, and could therefore have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects.

Our business is subject to the risks of earthquakes, fires, floods, tsunamis, pandemics, and other natural catastrophic events and to interruption by man-made problems such as technogenic catastrophic events, computer viruses or terrorism.

Alternative energy facilities and operations are vulnerable to damage or interruption from earthquakes, fires, floods, pandemics, power losses, explosions, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events. For example, a significant natural disaster, such as a hurricane, earthquake, tsunami or flood, could have a material adverse effect on any alternative energy project, and insurance coverage may be insufficient to compensate us for losses that may occur. In addition, acts of terrorism, which may be targeted at power stations as crucial elements of a country’s infrastructure, could cause disruptions in our clients’ business or the economy as a whole. Alternative energy IT infrastructure may also be vulnerable to computer viruses, break-ins, denial-of-service attacks and similar disruptions from unauthorized tampering with our or our clients’ IT systems, which could lead to interruptions, delays and loss of critical data. We may not have sufficient protection or recovery plans in the event such a disaster should occur. As our clients rely heavily on physical infrastructure, computer and communications systems to conduct their business, such disruptions could negatively impact our ability to provide our alternative energy services and either directly or indirectly disrupt our clients’ or supplier’s businesses, which could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Gas Distribution Business

The conflict in Iran, which escalated sharply in late February 2026, poses material risks to our LPG distribution operations in Dubai.

As of May 7, 2026, our business is subject to significant risks arising from the ongoing armed conflict involving the United States, Israel, and Iran, which has materially disrupted regional energy markets, critical infrastructure, and the maritime supply chains upon which our LPG distribution operations in the UAE fundamentally depend. The conflict, which escalated sharply beginning in late February 2026, has resulted in the effective closure of the Strait of Hormuz — the world’s single most critical energy chokepoint — to most commercial shipping, with Iran threatening to fire on vessels attempting transit and commercial operators, major oil companies, and insurers having substantially withdrawn from the corridor. The closure has been characterized as the largest disruption to global energy supply since the 1970s energy crisis. Approximately 20% of the world’s daily oil and LPG supply normally transits the Strait, and LPG supply chains are among the most acutely exposed commodities, with alternative supply options characterized by market analysts as “very limited”. Attacks by Iranian forces have directly struck Dubai’s Jebel Ali port — the UAE’s principal maritime commercial hub — as well as Abu Dhabi port infrastructure and other UAE facilities, causing direct and material disruption to shipping and logistics operations in the UAE. Iranian forces have further threatened to designate the UAE’s al-Hosn gas field and additional UAE energy infrastructure as “direct and legitimate targets,” with Iranian state media calling for evacuation of personnel. The UAE’s Habshan complex — one of the world’s largest gas processing facilities — has already been forced to shut down following falling debris from intercepted missiles, and the Bab oilfield was targeted. These developments have caused the Middle East Dubai crude benchmark to reach a record $166.80 per barrel and Brent crude to spike above $119 per barrel, with further price increases possible if supply disruptions are prolonged.

The escalating conflict exposes our Dubai-based LPG distribution and related services business to a range of material and potentially severe operational, financial, and safety risks that could have a material adverse effect on our business, results of operations, financial condition, and prospects. Our ability to procure LPG at commercially viable prices and in sufficient volumes depends critically on regional supply chains and the continued operability of UAE port and infrastructure networks, all of which are currently under severe stress. Importers across the Gulf are scrambling to reroute essential cargoes, with trucking costs from alternative ports projected to increase by multiples of standard ocean freight rates. Insurance premiums for vessels operating in and near the Strait of Hormuz have already reached six-year highs, making transit economically unviable for many commercial operators and further constraining supply availability. Even if active hostilities were to cease, the restoration of normal supply chains is expected to take substantial time, as LPG production facilities, refineries, and port infrastructure that have sustained damage may require years to repair. The war has also materially impaired broader economic activity in Dubai, including disruptions to aviation, tourism, trade, and retail, which could reduce demand for our services. We cannot predict the duration, intensity, or geographic scope of the conflict, the extent of damage to regional energy infrastructure, or the timing of any restoration of the Strait of Hormuz to normal commercial transit. If these conditions persist or worsen, our ability to source, transport, store, and distribute LPG, as well as to maintain continuity of our related services operations, could be significantly impaired, which could materially and adversely affect our revenues, costs, and overall financial performance.

QIND is in default under its outstanding convertible promissory notes, which could result in acceleration of the indebtedness thereunder, enforcement of security interests, dilutive conversions of outstanding amounts into shares of QIND’s common stock, and other material adverse consequences.

As of December 31, 2025, all eight of QIND’s outstanding convertible promissory notes have matured and the amounts due thereunder remain unpaid. These notes include: (i) a note in the original principal amount of $1,100,000, which matured on August 3, 2024; (ii) a note in the original principal amount of $200,000, which matured on March 17, 2025; (iii) a note in the original principal amount of $220,000, which matured on February 23, 2024; (iv) a note in the original principal amount of $550,000, which matured on December 16, 2023; (v) a note in the original principal amount of $35,000, which matured on or about August 6, 2024; (vi) a note in the original principal amount of $100,000, which matured on December 20, 2024; (vii) a note in the original principal amount of $71,500, which matured on February 21, 2025; and (viii) a note in the original principal amount of $405,000, which matured on July 4, 2025. Including accrued and unpaid interest, default interest, penalties, and other amounts that are owed, as of December 31, 2025, the total balance remaining under these notes was $2,561,240.

The failure to repay these notes at maturity constitutes an event of default under several of the notes and may constitute an event of default under all of them. The consequences of such defaults are material and include, among other things: (a) acceleration of the full outstanding principal amount plus accrued and unpaid interest; (b) accrual of default interest at elevated rates (ranging from 15% to 20% per annum, depending on the note); (c) in the case of the notes that matured on February 23, 2024 and February 21, 2025, the outstanding amount becoming immediately due and payable at 150% to 200% of the then-outstanding principal and accrued interest (not including default due only to non-payment of principal or interest when due); (d) in the case of the note that matured on August 6, 2024, assessment of a liquidated damages charge equal to 25% of the outstanding balance; (e) in the case of the note that matured on June 30, 2025, the outstanding principal amount increasing to 110% of the amount then due plus default interest at 16% per annum, and the holder gaining the right to convert the default amount into shares of QIND’s common stock at a conversion price equal to 80% of the average of the four lowest volume weighted average prices over the preceding 20 trading days, with full-ratchet anti-dilution protection; and (f) in the case of all notes containing conversion features, the right of holders to convert outstanding amounts into shares of QIND’s common stock at conversion prices that may be substantially below the then-current market price, resulting in significant dilution to existing stockholders, including us.

In addition, if conversion of the convertible notes causes us to cease to be the majority holder of QIND, then we may not consolidate its operations with ours. In such event, unless we are able to acquire another business with substantial operations, an immediate consequence would be that we may fail to meet applicable stock exchange listing standards, including with respect to minimum shareholders’ equity. In such event, we would become subject to delisting proceedings. For discussion of the potential adverse consequences to us upon being delisted, see “Risks Related to the Ownership of Our Securities – We may not be able to maintain a listing of the Class A Ordinary Shares on Nasdaq.” In addition, our ability to pursue our strategy of operating as a diversified energy company and to generate revenue from operations may be fundamentally impaired, resulting in additional material adverse consequences to our financial position and results of operations.

Additionally, the note that matured on June 30, 2025 is a senior secured obligation of QIND, and default thereunder could result in the lender enforcing its rights, which could materially impair QIND’s operations and the value of QIND’s assets. The related loan agreement also contains cross-default provisions triggered by defaults on other material agreements, potentially compounding the adverse effects described above.

Several of these notes also contain most-favored-nation provisions, anti-dilution protections, and beneficial ownership limitations that, in the aggregate, could further complicate QIND’s ability to restructure or refinance this indebtedness. There can be no assurance that QIND will be able to negotiate forbearance agreements, obtain waivers, refinance, or otherwise satisfy or restructure its obligations under these notes on terms acceptable to us and QIND, or at all. If the holders of these notes elect to exercise their remedies, including acceleration, conversion at discounted prices, or enforcement of security interests, such actions could have a material adverse effect on QIND, and therefore, since QIND is our majority-owned subsidiary, could cause material adverse effects to our business, financial condition, results of operations, and the market price of our Class A Ordinary Shares, and could raise substantial doubt about our ability to continue as a going concern.

QIND is dependent on the Company and external financing to fund its operations, and there can be no assurance that such support will be repaid or available when needed.

As of December 31, 2025, QIND owed Fusion Fuel a total outstanding loan balance of $4,427,537. These loans may be used by QIND for working capital and corporate needs. Such loans are non-interest-bearing and have no required repayment date. We anticipate that we will continue to finance QIND in connection with the operations of Al Shola Gas. In addition, QIND plans to address cash flow deficits through additional borrowings and the sale of securities.

No assurance can be given that any such financing, or additional capital will be available, if and when required by QIND. Fusion Fuel’s ability to finance QIND’s needs depends on our financial condition and liquidity, which are subject to risks and uncertainties beyond the Company’s control. Similarly, our ability to raise capital through borrowings or securities sales may be constrained by adverse market conditions, deteriorating creditworthiness, regulatory limitations, or investor sentiment. If we are unable to obtain adequate financing for QIND, or to raise sufficient capital through borrowings or securities sales, we may be unable to fully fund our operations, or execute our business plan. Any of these outcomes could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our gas distribution business is subject to numerous operational, regulatory and market risks that could adversely impact its financial performance and long-term viability.

The Company’s gas distribution business, primarily operated through Al Shola Gas, is subject to various operational, regulatory, and market risks that could adversely impact its financial performance and long-term viability. The distribution of LPG and other industrial gases involves significant logistical challenges, including supply chain dependencies, fluctuating commodity prices, and transportation risks. Any disruptions in the supply of gas due to geopolitical instability, supplier constraints, or global market fluctuations could result in increased costs or an inability to meet customer demand, negatively affecting revenue and profitability. Additionally, the business must maintain extensive infrastructure, including storage facilities, transport fleets, and distribution networks, all of which require continuous investment and maintenance. Unexpected equipment failures, regulatory compliance issues, or safety incidents could lead to operational delays, legal liabilities, or reputational harm.

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

The manufacturing processes for gas fuel consume significant amounts of raw materials, the costs of which are subject to worldwide supply and demand factors, as well as other factors beyond our control. Raw material price fluctuations may adversely affect our results. In the past raw material prices have experienced volatility. Commodity pricing has fluctuated over the past few years and may continue to do so in the future. Such fluctuations could have a material effect on our results of operations, balance sheets and cash flows and impact the comparability of our results between financial periods.

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

We maintain inventories of gas to accommodate the lead time requirements of our customers. Accordingly, we purchase gas in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, contracts with customers and market conditions. Our commitments to purchase gas are generally at prevailing market prices in effect at the time we place our orders. If gas prices increase between the time that we order gas and the time of delivery of such products to us, our suppliers may impose surcharges that require us to pay for increases in gas prices during such period. Demand for the gas we distribute, the actions of our competitors, and other factors will influence whether we will be able to pass such gas cost increases and surcharges on to our customers, and we may be unsuccessful in doing so. A failure to pass such costs on to customers may force us to use more working capital to cover the mismatch between supplier payments and customer payments, which may have an adverse effect our financial condition and results of operations.

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

Factors affecting the price of gas include:

●	the level of supply and demand for gas;

●	the cost of, and constraints associated with, producing and delivering gas;

●	governmental regulations and other actions, including economic sanctions and policies of governments regarding the exploration for and production and development of their gas reserves;

●	weather conditions, natural disasters, and health or similar issues, such as pandemics or epidemics;

●	worldwide political and military actions, and economic conditions, including potential recessions; and

●	increased demand for alternative energy and use of electric vehicles and increased emphasis on decarbonization, including government initiatives to promote the use of renewable energy sources and public sentiment around alternatives to fossil fuels such as gas.

Our business is dependent on capital spending by our customers, and reductions in capital spending could have a material adverse effect on our gas distribution business, consolidated results of operations, and consolidated financial condition.

Our gas distribution business is directly affected by changes in capital expenditures by our customers, and reductions in their capital spending could reduce demand for our services and products and have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition. Some of the items that may impact our customers’ capital spending include:

●	gas prices, which are impacted by the factors described in the preceding risk factor;

●	the inability of our customers to access capital on economically advantageous terms, which may be impacted by, among other things, a decrease of investors’ interest in hydrocarbon producers because of environmental and sustainability initiatives;

●	changes in customers’ capital allocation, including an increased allocation to the production of renewable energy or other sustainability efforts, leading to less focus on gas production growth;

●	restrictions on our customers’ ability to get their gas to market due to infrastructure limitations;

●	consolidation of our customers;

●	customer personnel changes;

●	elections by customers to defer payments beyond our invoice due dates; and

●	adverse developments in the business or operations of our customers, including write-downs of gas reserves and borrowing base reductions under customers’ credit facilities.

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

Risks inherent to the gas industry, such as equipment malfunctions and failures, equipment misuse and defects, explosions and uncontrollable flows of gas and natural disasters, can cause personal injury, loss of life, suspension of operations, damage to facilities, business interruption and damage to or destruction of property, equipment, and the environment. These risks could expose us to substantial liability for personal injury, wrongful death, property damage, loss of gas production, pollution, and other environmental damages. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees, and regulators. In particular, our customers may elect not to purchase our services if they view our safety record as unacceptable, which could cause us to lose customers and substantial revenues. In addition, these risks may be greater for us because we may acquire companies that have not allocated significant resources and management focus to safety and have a poor safety record requiring rehabilitative efforts during the integration process.

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

Our gas operations are conducted, and our gas assets are located in, the UAE, which is defined as an emerging market. There is no assurance that any political, social, economic or market conditions affecting countries in the Middle East region would not have a material adverse effect on our business, results of operations and financial condition.

Specific risks in the Middle East region that may have a material impact on our business, results of operations and financial condition include:

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

Governmental authorities in the UAE may have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law or influenced by political or commercial considerations. Such governmental action could include, among other things, the withdrawal of building permits, the expropriation of property without adequate compensation or the forcing of business acquisitions, combinations, or sales. Any such action taken may have a material adverse effect on our business, results of operations and financial condition.

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

The sale of our products involves potential product liability and related risks that could expose us to significant insurance and loss expenses.

We face an inherent risk of exposure to product liability claims if the use of our products results in, or is believed to have resulted in, illness or injury. Any product liability claim may increase our costs and adversely affect our revenue and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles for our insurances and may make it more difficult to secure adequate insurance coverage in the future. In addition, our product liability insurance may fail to cover future product liability claims, which, if adversely determined, could subject us to substantial monetary damages.

Risks Related to the Ownership of Our Securities

We may not be able to maintain a listing of the Class A Ordinary Shares on Nasdaq.

We must meet certain financial and liquidity criteria to maintain our listing on Nasdaq. If we violate Nasdaq’s listing requirements, or if we fail to meet any of Nasdaq’s continued listing standards, the Class A Ordinary Shares may be delisted. In addition, our Board of Directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing.

In the past, we received notices of noncompliance with the Nasdaq listing rules, including Nasdaq Listing Rule 5550(b)(1), requiring minimum stockholders’ equity of $2,500,000, Nasdaq Listing Rule 5620(a), requiring the Company to hold an annual shareholder meeting, and Nasdaq Listing Rule 5550(a)(2), requiring the Company to have a minimum bid price of $1.00. Although we have since been found to regain compliance with these rules by the relevant Nasdaq staff, there is no assurance that we will be able to continue to meet these or other requirements of the Nasdaq listing rules in order to maintain the listing of the Class A Ordinary Shares.

A delisting of the Class A Ordinary Shares from Nasdaq may materially impair our shareholders’ ability to buy and sell the Class A Ordinary Shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, the Class A Ordinary Shares. The delisting of the Class A Ordinary Shares could significantly impair our ability to raise capital and the value of any investment in our securities. If Nasdaq delists the Class A Ordinary Shares, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for the Class A Ordinary Shares;

●	a reduced level of trading activity in the secondary trading market for the Class A Ordinary Shares;

●	a limited amount of news and analyst coverage;

●	a decreased ability to issue additional securities or obtain additional financing in the future;

●	stamp duty may be chargeable on transfers of Class A Ordinary Shares at a rate of 1% of the greater of the price paid or market value of the Class A Ordinary Shares transferred; and

●	our securities would not be “covered securities” under the National Securities Markets Improvement Act of 1996, which is a federal statute that prevents or pre-empts the states from regulating the sale of certain securities, including securities listed on Nasdaq, in which case our securities would be subject to regulation in each state where we offer and sell securities.

Our operating results and share price may fluctuate, and you could lose all or part of your investment.

Our operating results are likely to fluctuate as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could subject the market price of the Class A Ordinary Shares to wide price fluctuations regardless of our operating performance. You may not be able to resell your shares at or above the price you paid or at all. Our operating results and the trading price of the Class A Ordinary Shares may fluctuate in response to various factors, including:

●	market conditions in the broader stock market;
●	actual or anticipated fluctuations in our quarterly financial and operating results;
●	introduction of new products or services by us or our competitors;
●	issuance of new or changed securities analysts’ reports or recommendations;
●	changes in debt ratings;
●	results of operations that vary from expectations of securities analysts and investors;

●	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;
●	strategic actions by us or our competitors;
●	announcement by us, our competitors, or our vendors of significant contracts or acquisitions;
●	sales, or anticipated sales, of large blocks of the Class A Ordinary Shares;
●	additions or departures of key personnel;
●	regulatory, legal, or political developments;
●	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;
●	litigation and governmental investigations;
●	changing economic conditions;
●	changes in accounting principles; and
●	other events or factors, including those from natural disasters, pandemic, war, acts of terrorism, or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for the Class A Ordinary Shares to fluctuate substantially. While we believe that operating results for any particular period are not necessarily a meaningful indication of future results, fluctuations in our operating results could limit or prevent investors from readily selling the Class A Ordinary Shares and may otherwise negatively affect the market price and liquidity of the Class A Ordinary Shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes brought securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

We do not intend to declare or pay cash dividends on the Class A Ordinary Shares, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Class A Ordinary Shares. In addition, any distribution of dividends must be in accordance with the rules and restrictions applying under Irish law.

We have not declared or paid any cash dividends on the Class A Ordinary Shares since our formation and do not currently intend to pay cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the sole discretion of our Board of Directors after considering our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors our Board of Directors deems relevant, and subject to compliance with applicable laws, including the Irish Companies Act, which requires Irish companies to have distributable reserves available for distribution equal to or greater than the amount of the proposed dividend. Distributable reserves are the accumulated realized profits of the Company that have not previously been utilized in a distribution or capitalization less accumulated realized losses that have not previously been written off in a reduction or reorganization of capital. Unless the Company creates sufficient distributable reserves from its business activities, the creation of such distributable reserves would involve a reduction of the Company’s share premium account or other undenominated capital account, which would require the approval of (i) 75% of our shareholders present and voting at a shareholder meeting, and (ii) the Irish High Court. In the event that we do not undertake a reduction of capital to create distributable reserves, no distributions by way of dividends, share repurchases or otherwise will be permitted under Irish law until such time as the Company has created sufficient distributable reserves from its business activities. The determination as to whether or not the Company has sufficient distributable reserves to fund a dividend must be made by reference to “relevant financial statements” of the Company. The “relevant financial statements” are either the last set of unconsolidated annual audited financial statements or unaudited financial statements prepared in accordance with the Irish Companies Act, which give a “true and fair view” of the Company’s unconsolidated financial position in accordance with accepted accounting practice in Ireland.

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

Class A Ordinary Shares received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

Irish capital acquisitions tax (“CAT”) could apply to a gift or inheritance of Class A Ordinary Shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because Class A Ordinary Shares will be regarded as property situated in Ireland. The person who receives the gift or inheritance has primary liability for CAT. Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold in respect of taxable gifts or inheritances received from their parents.

A transfer of the Class A Ordinary Shares, other than one effected by means of the transfer of book-entry interests in DTC, may be subject to Irish stamp duty.

Transfers of the Class A Ordinary Shares effected by means of the transfer of book entry interests in DTC will not be subject to Irish stamp duty. It is anticipated that the majority of the Class A Ordinary Shares will be traded through DTC by brokers who hold such shares on behalf of customers. However, if Class A Ordinary Shares are held directly rather than beneficially through DTC, any transfer of these Class A Ordinary Shares could be subject to Irish stamp duty. Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty could adversely affect the price of our securities.

If the Class A Ordinary Shares are not eligible for deposit and clearing within the facilities of DTC, then transactions in the Class A Ordinary Shares may be disrupted.

The facilities of DTC are a widely used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. The Class A Ordinary Shares are eligible for deposit and clearing within the DTC system. On December 10, 2020, we entered into arrangements with DTC whereby we agreed to indemnify DTC for any Irish stamp duty that may be assessed upon it as a result of its service as a depository and clearing agency for the Class A Ordinary Shares and, in consideration for such indemnification, DTC agreed to accept the Class A Ordinary Shares for deposit and clearing within its facilities.

However, although DTC has initially accepted the Class A Ordinary Shares, it generally will have discretion to cease to act as a depository and clearing agency for the Class A Ordinary Shares. If DTC determines at any time that the Class A Ordinary Shares are not eligible for continued deposit and clearance within its facilities, then we believe the Class A Ordinary Shares would not be eligible for continued listing on a U.S. securities exchange and trading in the Class A Ordinary Shares would be disrupted. While we would pursue alternative arrangements to preserve our listing and maintain trading, any such disruption could have a material adverse effect on the trading price of the Class A Ordinary Shares.

Irish law differs from the laws in effect in the United States and U.S. investors may have difficulty enforcing civil liabilities against us, our directors or members of senior management.

The Company is a company formed under the laws of Ireland, all of its properties are located outside of the United States, a majority of our directors and officers are not U.S. citizens and reside outside of the United States and all our assets are and are likely in the future to be located outside of the United States. As a result, it may not be possible to serve process on our directors and officers, or us, in the United States or to enforce court judgments obtained in the United States against these individuals or us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. The United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland. A judgment obtained against us will be enforced by the courts of Ireland if the following general requirements are met:

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

Our corporate affairs will be governed by the Company’s constitution, the Irish Companies Act, and the common law of Ireland. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Irish law are governed by the Irish Companies Act and the common law of Ireland. The rights of the Company’s shareholders and the fiduciary responsibilities of our directors and officers under Irish law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, Ireland has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law.

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

Irish law generally provides that a board of directors may allot and issue shares (or rights to subscribe for or convert into shares) if authorized to do so by a company’s constitution or by an ordinary resolution. Such authorization may be granted for up to the maximum of a company’s authorized but unissued share capital and for a maximum period of five years, at which point it must be renewed by another ordinary resolution. The Company’s constitution authorized the Board of Directors of the Company to allot shares up to the full amount of the Company’s authorized but unissued share capital until December 31, 2023. At the Company’s annual general meeting in September 2023, the shareholders granted the Board of Directors of the Company the authority to allot shares up to 20% of the Company’s authorized but unissued share capital until December 31, 2024. At an extraordinary general meeting of the Company in March 2024, the shareholders extended this authority and granted the Board of Directors of the Company the authority to allot shares up to the full amount of the Company’s authorized but unissued share capital until March 19, 2029. At the Company’s annual general meeting in June 2025, the shareholders granted the Board of Directors of the Company to allot shares up to the full amount of the Company’s authorized but unissued share capital until June 25, 2030. At the Company’s extraordinary general meeting in November 2025, the shareholders granted the Board of Directors of the Company to allot shares up to the full amount of the Company’s authorized but unissued share capital until November 6, 2030. This authorization will therefore need to be renewed by ordinary resolution by November 6, 2030 unless otherwise renewed prior thereto. Under Irish law, an allotment authority may be given for up to five years at each renewal, but governance considerations may result in renewals for shorter periods or for less than the maximum permitted number of shares being sought or approved.

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

The Company’s constitution, together with certain provisions of the Irish Companies Act, could delay, defer or prevent a third party from acquiring us, even where such a transaction would be beneficial to the holders of the Class A Ordinary Shares, or could otherwise adversely affect the market price of the Class A Ordinary Shares. For example, certain provisions of the Company’s constitution:

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

We believe these provisions, if implemented in compliance with applicable law, may provide some protection to holders of ordinary shares from coercive or otherwise unfair takeover tactics. These provisions are not intended to make us immune from takeovers. They will, however, apply even if some holders of Class A Ordinary Shares consider an offer to be beneficial and could delay or prevent an acquisition that our Board of Directors determines is in the best interest of the holders of Class A Ordinary Shares. Certain of these provisions may also prevent or discourage attempts to remove and replace incumbent directors.

In addition, mandatory provisions of Irish law could prevent or delay an acquisition of the Company by a third party. For example, Irish law does not permit shareholders of an Irish public limited company to take action by written consent with less than unanimous consent. Furthermore, an effort to acquire us may be subject to various provisions of Irish law relating to mandatory bids, voluntary bids, requirements to make a cash offer and minimum price requirements, as well as substantial acquisition rules and rules requiring the disclosure of interests in Class A Ordinary Shares in certain circumstances.

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

Due to the listing of the Class A Ordinary Shares on Nasdaq, the Company is subject to the Irish Takeover Rules, under which the Company is not permitted to take certain actions that might “frustrate” an offer for Class A Ordinary Shares once the Board of Directors has received an offer, or has reason to believe an offer is or may be imminent, without the approval of more than 50% of shareholders entitled to vote at a general meeting of our shareholders or the consent of the Irish Takeover Panel. This could limit the ability of the Company’s Board of Directors to take defensive actions even if it believes that such defensive actions would be in our best interests or the best interests of our shareholders.

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

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country in lieu of certain corporate governance requirements of Nasdaq. As a result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. We have elected to follow corporate governance practices under Irish law in lieu of the requirements of Nasdaq Listing Rules 5635(a), 5635(b), 5635(c), and 5635(d)(2), which require companies to obtain shareholder approval prior to, respectively:

●	the issuance of securities in connection with the acquisition of the stock or assets of another company if (1) where, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, other than a public offering for cash: (A) the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock; or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities; or (2) any director, officer or Substantial Shareholder (as defined by Nasdaq Listing Rule 5635(e)(3)) of the Company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the Company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more;

●	the issuance of securities when the issuance or potential issuance will result in a change of control of the Company;

●	the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, except in certain circumstances; or

●	conducting a transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares), which alone or together with sales by officers, directors or Substantial Shareholders of the Company, equals 20% or more of the Class A Ordinary Shares or 20% or more of the voting power outstanding before the issuance at a price that is less than a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

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

While we qualified as a foreign private issuer as of June 30, 2025, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if we were to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of either our directors or executive officers are residents or citizens of the United States, we could lose our foreign private issuer status.

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

In general, a non-U.S. corporation is a passive foreign investment company (“PFIC”), for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the composition of our income and assets during 2025 and the value of our assets, including the application of the look-through rules to our majority-owned subsidiary, Quality Industrial Corp., we do not believe we were a PFIC for the taxable year ended December 31, 2025.

However, because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile), there can be no assurance that we will not be a PFIC for any future taxable year. In particular, if the transactions contemplated by the Share Exchange Agreement, dated as of February 18, 2026, among the Company and certain shareholders of Royal Uranium, were to be consummated, the Company would acquire royalty interests in uranium projects. Royalty income is generally treated as passive income for PFIC purposes, and assets held for the production of royalty income are generally treated as passive assets. Accordingly, the consummation of such transactions could cause the Company to be a PFIC for the taxable year in which such transactions are consummated and for subsequent taxable years, depending on the value of the royalty assets relative to the Company’s other assets and the composition of the Company’s income following such transactions.

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

On November 18, 2024, the Company entered into the QIND Purchase Agreement among the Company, QIND, Ilustrato, and the other QIND Sellers. Under the QIND Purchase Agreement, the QIND Sellers agreed to sell 78,312,334 shares of common stock and 20,000 shares of Series B Preferred Stock of QIND, constituting approximately 69.36% of the capital stock of QIND, to the Company. In exchange, the Company was required to issue the QIND Ordinary Shares Consideration, constituting 19.99% of the issued and outstanding Class A Ordinary Shares on the date of the QIND Purchase Agreement, and an aggregate of 4,171,327 Series A Preferred Shares to the QIND Sellers. On November 26, 2024, the conditions to the QIND Closing were satisfied in all material respects. As a result, the Company issued the QIND Ordinary Shares Consideration and 4,171,327 Series A Preferred Shares. The Series A Preferred Shares Conversion, in which the Series A Preferred Shares will automatically convert into a certain number of Class A Ordinary Shares, will occur upon the later of the Series A Conversion Shareholder Approval, and the clearance of an initial listing application filed by the Company with Nasdaq. If such conditions for the Series A Preferred Shares Conversion occur, the Company will be required to issue a number of Class A Ordinary Shares that will substantially dilute the percentage ownership of our shareholders prior to the Series A Preferred Shares Conversion.

Under the Securities Subscription Agreement, dated November 21, 2023 (the “November 2023 Subscription Agreement”), by and between the Company and the investor parties to such agreement (the “November 2023 Investors”), up to $18.85 million of convertible promissory notes remain issuable to the November 2023 Investors. The actual conversion price under such promissory notes will be the higher of (a) a minimum conversion price initially based on a percentage of the last closing price of the Class A Ordinary Shares immediately preceding the issuance of the promissory notes, subject to adjustment, and (b) 90% of the VWAP of the Class A Ordinary Shares on a single trading day selected by the holder out of the five trading days immediately prior to the conversion date, subject to adjustment. The actual number of shares issuable upon exercise of the warrants to be issued with the promissory notes will be equal to the quotient of (a) 30% of the principal amount of the related promissory note issued to the holder at closing divided by (b) 130% of the VWAP of the Class A Ordinary Shares for the five trading days immediately preceding the applicable closing date, and such warrants will have an exercise price equal to 130% of the VWAP of the Class A Ordinary Shares for the five trading days immediately preceding the applicable closing date. Subject to these provisions, and assuming a minimum conversion price of $0.10 per share, the promissory notes that may be issuable under the November 2023 Subscription Agreement would be convertible by the holders into an aggregate of up to 188,500,000 Class A Ordinary Shares. Additionally, assuming all $18.85 million of such promissory notes are issued pursuant to the November 2023 Subscription Agreement, we would also be required to issue to the investor warrants to purchase an aggregate of up to 37,700,000 Class A Ordinary Shares (assuming an exercise price of $0.15 per share) pursuant to the terms of the November 2023 Subscription Agreement. Such issuances could cause severe dilution of outstanding Class A Ordinary Shares.

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

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, if they adversely change their recommendations regarding the Class A Ordinary Shares, or if our operating results do not meet their expectations or any financial guidance we may provide, the trading price or trading volume of the Class A Ordinary Shares could decline.

The trading market for the Class A Ordinary Shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over independent analysts. If we obtain independent securities or industry analyst coverage and if one or more of the analysts who covers us downgrades the Class A Ordinary Shares, changes their opinion of the Class A Ordinary Shares, or publishes inaccurate or unfavorable research about our business, the price of the Class A Ordinary Shares would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for the Class A Ordinary Shares could decrease and we could lose visibility in the financial markets, which could cause the Class A Ordinary Shares’ price and trading volume to decline. In addition, we may be expected to provide various measures of financial guidance, possibly including guidance related to non-GAAP financial measures, and, if we do not meet any financial guidance that we may provide to the public, if we do not meet expectations of securities analysts or investors, or if our guidance is misunderstood by securities analysts or investors, the trading price of the Class A Ordinary Shares could decline significantly. Our operating results may fluctuate significantly from period to period as a result of changes in a variety of factors affecting us or our industry, many of which are difficult to predict. As a result, we may experience challenges in forecasting our operating results for future periods.

An active trading market of the Class A Ordinary Shares may not be sustained, and investors may not be able to resell their Class A Ordinary Shares at or above the price for which they purchased such securities.

An active trading market for the Class A Ordinary Shares may not be sustained. In the absence of an active trading market for the Class A Ordinary Shares, investors may not be able to sell their Class A Ordinary Shares at or above the price they paid at the time that they would like to sell. In addition, an inactive market may impair our ability to raise capital by selling shares or equity securities and may impair our ability to acquire business partners by using the Class A Ordinary Shares as consideration, which, in turn, could harm our business.

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

During 2024, the former production and sale of the Company’s miniaturized Proton Exchange Membrane (“PEM”) green hydrogen electrolyzer product line and research and development activities, which were conducted through Fusion Fuel Portugal and its subsidiaries, were discontinued due to lack of capital following the lack of consummation of the transactions contemplated by the Hydrogenial Agreement (as defined under Item 8.A. “Financial Information – Consolidated Statements and Other Financial Information Legal Proceedings – Claim Against Hydrogenial”). On November 11, 2024, Fusion Fuel Portugal filed for insolvency in the civil court of Sintra, Portugal, and is currently undergoing insolvency proceedings. The sale of all physical assets of Fusion Fuel Portugal (including all properties, equipment, and inventory directly or indirectly held) was completed as of December 2025. It is expected that the remaining assets held by Fusion Fuel Portugal and its subsidiaries (collectively, the “Legacy Hydrogen Entities”), will likewise be fully disposed of through a liquidation process. As a result, the Company’s former green hydrogen and electrolyzer manufacturing businesses have been effectively terminated.

Since December 1, 2024, the Company’s operations have primarily consisted of the operations of QIND and its 51%-owned subsidiary, Al Shola Gas. See “—Acquisition of Quality Industrial Corp. – November 2024 Stock Purchase Agreement”.

On December 19, 2024, the Company’s shares representing 50% of the share capital of P2X Spain Sociedad Limitada, a Spanish company (formerly Fusion Fuel Spain, S.L.) (“P2X Spain”), were transferred to a third party, subject to an agreement, dated February 7, 2025, among the Company, P2X Spain, Eree Desarrollos Empresariales S.L., and Greatrex Family Enterprises, LDA (the “P2X Agreement”). The Company therefore sold all equity held in P2X Spain under the P2X Agreement. The P2X Agreement provides that subject to the non-fulfillment of certain conditions on or before August 7, 2025, the parties will acknowledge that such transfer is fully effective and that the third-party transferee has become the sole owner with full legal title to the shares of P2X Spain Sociedad Limitada. On July 23, 2025, the Company announced it had received the first required payment under the P2X Agreement of €370,100. The Company is entitled to a second payment of €145,000 if certain conditions are met.

On February 17, 2025, Bright Hydrogen Solutions was incorporated in Ireland as a private company limited by shares wholly-owned by the Company. Bright Hydrogen Solutions was formed to launch our comprehensive hydrogen engineering and advisory service. The former hydrogen business operations and assets of Fusion Fuel Portugal and its subsidiaries will not be part of Bright Hydrogen Solutions’ services due to Fusion Fuel Portugal’s pending insolvency proceedings.

On October 16, 2025, the Company acquired a 51.0% interest in Biosteam Energy under a Subscription and Shareholders Agreement, dated as of October 16, 2025, among the Company, Alien Fuel Proprietary Limited, and Biosteam Energy (the “Biosteam Shareholders Agreement”). Biosteam Energy was incorporated in South Africa on October 15, 2025.

Acquisition of 51% Interest in Biosteam Energy (Proprietary Limited) – Subscription and Shareholders Agreement

On October 16, 2025, the Company, Alien Fuel (Pty) Ltd (“Alien Fuel”), and Biosteam Energy entered into the Biosteam Shareholders Agreement to establish a joint venture to implement an initial fuel-switching project at Fairfield Dairy in South Africa (“Project 1”). Under the Biosteam Shareholders Agreement, Fusion Fuel acquired 51% and Alien Fuel acquired 49% of Biosteam Energy’s issued ordinary shares.

Biosteam Energy’s board initially comprises two directors: one designated by Fusion Fuel (serving as chair with a casting vote) and one designated by Alien Fuel; board quorum requires the presence of both appointees. Shareholder quorum requires at least 60% of the voting rights present, provided Fusion Fuel is represented. A list of reserved matters requires approval of the board including the Fusion Fuel-appointed director, including, among other things, changes to business scope, execution and amendment of material commercial agreements, budgets, appointment of auditors, changes to capital structure, declaration of dividends, institution of material litigation, granting of encumbrances, equity funding decisions, adoption or amendment of the memorandum of incorporation, winding up, and the admission of third-party shareholders.

The Biosteam Shareholders Agreement provides for funding of Project 1 through a shareholder loan of ZAR 10,000,000 from Fusion Fuel, advanced in tranches. All free cash flow is distributed pursuant to a contractual waterfall: first to operating expenses and working capital; then to capped monthly drawings of ZAR 120,000 to Alien Fuel while any shareholder loans remain outstanding; then to accrued interest; then to principal repayment of shareholder loans; and thereafter to distributions to shareholders pro rata. Beginning six months after the first payment under the loan, unpaid shareholder loans accrue simple interest at 10% per annum, and excess cash above ZAR 250,000 at quarter-end is swept to early repayment unless otherwise approved by the Fusion Fuel-appointed director. No dividends may be paid until all shareholder loans (principal and interest) have been repaid in full. Additional funding may be raised by third-party debt or, subject to approval, by shareholder loans (pari passu for pro rata funding or on a priority, higher-interest basis if a shareholder elects not to fund its proportionate share), or by equity financing resulting in dilution at fair market value.

The Biosteam Shareholders Agreement includes transfer restrictions, including a 12-month lock-in from the effective date and a requirement that any transfer of shares be accompanied by a transfer of the corresponding shareholder loan. Pre-emptive rights apply to transfers, with detailed offer procedures and requirements for board approval and compliance with the memorandum of incorporation and the Biosteam Shareholders Agreement for any third-party transfers. The Biosteam Shareholders Agreement provides Fusion Fuel with a right of first refusal on defined future projects, subject to specified notice, response, and re-offer periods. The Biosteam Shareholders Agreement also includes deemed offer mechanics applicable upon certain trigger events (including fraud, willful misconduct, insolvency, uncured material breach, and lock-in breaches), with purchase price adjustments reflecting “bad leaver” discounts to fair market value and “good leaver” pricing at fair market value. Customary drag-along and tag-along rights apply if a shareholder holding at least 75% of the shares seeks to sell; remaining shareholders may be required to sell or may elect to participate on the same terms, pro rata.

The Biosteam Shareholders Agreement contains confidentiality, trade secret, and intellectual property provisions, including a limited, non-exclusive, non-transferable, non-sublicensable license by Alien Energy of IP and know-how to Biosteam Energy for Project 1, and assignment to the Company of business-related IP developed by personnel unless otherwise agreed. The Biosteam Shareholders Agreement imposes reporting, key performance indicators, audit, related-party payment controls, and cash-flow oversight requirements tailored to Project 1, including holdbacks and escrow for certain performance-linked payments and carbon credit revenue treatment, with verified carbon credit revenues accruing to Biosteam Energy and Fusion Fuel entitled to 51% of such verified revenues. The Biosteam Shareholders Agreement is governed by the laws of South Africa and provides for confidential, binding arbitration under the UNCITRAL rules in Durban, South Africa, if disputes are not resolved informally.

Acquisition of Majority of Shares of Quality Industrial Corp. – November 2024 Stock Purchase Agreement

On November 18, 2024, pursuant to the QIND Purchase Agreement, the QIND Sellers agreed to sell the QIND Sellers’ Shares, consisting of 78,312,334 shares of common stock and 20,000 shares of Series B Preferred Stock of QIND, constituting approximately 69.36% of the capital stock of QIND, to the Company (the “QIND Sellers’ Shares”). In exchange, the Company was required to issue the QIND Ordinary Shares Consideration, constituting 19.99% of the issued and outstanding Class A Ordinary Shares on the date of the QIND Purchase Agreement, and an aggregate of 4,171,327 Series A Preferred Shares (the “Preferred Shares Consideration” and together with the QIND Ordinary Shares Consideration, the “Company Shares Consideration”)), to the QIND Sellers. The Purchase Agreement provided that, subject to the satisfaction or waiver of the conditions set forth in the QIND Purchase Agreement, the Company was required to consummate the transactions (the “QIND Transactions”) contemplated by the QIND Purchase Agreement at the date (the “QIND Closing Date”) of the closing of the QIND Transactions (the “QIND Closing”).

The conditions to the QIND Closing included, among other things, the written resignation of Frederico Figueira de Chaves as Chief Executive Officer of the Company effective as of the QIND Closing Date, and the appointment of John-Paul Backwell, the Chief Executive Officer of QIND, as the Chief Executive Officer of the Company effective as of the QIND Closing Date. In addition, the Company, QIND, and each director and officer of the Company that held equity securities in the Company (collectively, the “Company Equityholders”) and each of the QIND Sellers were required to enter into a lock-up agreement which provided that the Company Equityholders and the QIND Sellers were each prohibited from transferring, entering into short sales, granting proxies or powers of attorney, or offering or agreeing to do any of the foregoing during the 180-day period beginning on the QIND Closing Date, subject to certain exceptions.

On November 26, 2024, the conditions to the QIND Closing were satisfied in all material respects, and therefore is considered to be the QIND Closing Date. On that date, the Company instructed its transfer agent to issue the Company Shares Consideration to the QIND Sellers. The QIND Ordinary Shares Consideration was subsequently issued to Ilustrato, and the Series A Preferred Shares were subsequently issued pro-rata to the QIND Sellers, with Ilustrato’s allocation of the Series A Preferred Shares reduced by the QIND Ordinary Shares Consideration. On November 26, 2024, the QIND Sellers delivered to QIND’s transfer agent all of the necessary documentation to effect the transfer of the QIND Sellers’ Shares to the Company, which were subsequently transferred to the Company. As of December 1, 2024, the Company had gained effective control over QIND’s operations.

The Series A Preferred Shares were issued pursuant to a Certificate of Designation of Preferences, Benefits and Limitations of Series A Convertible Preferred Shares, which was filed with the Companies Registration Office of Ireland on December 13, 2024 (the “Series A Certificate of Designation”). Pursuant to the Series A Certificate of Designation, the Series A Preferred Shares rank on parity with the Class A Ordinary Shares as to distributions of assets upon liquidation. The Series A Preferred Shares will have no voting rights except as required by the Irish Companies Act and with respect to amendments to the Series A Certificate of Designation or the constitution of the Company that adversely affect the terms of the Series A Preferred Shares. On the later of the date of the Series A Conversion Shareholder Approval or the clearance of the initial listing application filed by the Company with Nasdaq, the Series A Preferred Shares Conversion will occur, in which each of the Series A Preferred Shares will automatically convert into a certain number of Class A Ordinary Shares. If the Series A Conversion Shareholder Approval is not obtained at the Shareholders Meeting (as defined below) by the Extended Meeting Deadline (as defined below), the Company will, subject to applicable law, be required to repurchase all of the outstanding Series A Preferred Shares held by each of the QIND Sellers.

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

In addition, in connection with the QIND Purchase Agreement, the Board of Directors of the Company approved resolutions that: (i) approved the QIND Purchase Agreement, the Series A Certificate of Designation, the QIND Transactions, and the QIND Merger; (ii) approved the payment of the Company Shares Consideration, (iii) directed that the issuance of the Class A Ordinary Shares underlying the Series A Preferred Shares pursuant to the Series A Preferred Shares Conversion, the amendment and restatement of the constitution of the Company, including the change of the name of the Company to such name as shall be designated by the QIND Sellers (the “Amended Company Charter”), and the election of the New Directors (as defined below) be submitted for consideration at the Shareholders Meeting, and (iv) recommended to the shareholders of the Company that they approve the Series A Preferred Shares Conversion, the Amended Company Charter, and the election of the New Directors (the “Board Recommendation”).

Stock Purchase Agreement – Covenants

The QIND Purchase Agreement provides that the following covenants will apply:

●	Within ten days of the date of the QIND Purchase Agreement, the Company will cause its officers and directors who hold shares or convertible securities of the Company (the “Company Insiders”) to execute a voting agreement.

●	After the date of the QIND Purchase Agreement, the Company will use commercially reasonable efforts to raise at least $5,000,000 in one or more financing transactions (the “Company Financing”). QIND and the QIND Sellers are required to support and assist the Company in connection with the Company Financing. 50% of the proceeds from the Company Financing will be set aside and made available expressly for QIND to use for its working capital and corporate needs and the remaining 50% of such funds will be set aside and made available expressly for the businesses of the Company existing immediately prior to the QIND Closing to use for its working capital and corporate needs. To split the net proceeds of the Company Financing as described above, the Company will make loans of one-half of the net proceeds (or such lesser amount as agreed to by the parties to the QIND Purchase Agreement) to QIND. Such loans will be (i) forgiven upon the Series A Preferred Shares Conversion or (ii) repaid if the QIND Transactions are unwound in accordance with the QIND Purchase Agreement. The Company and QIND are required to cooperate to structure such allocation of proceeds and the use of such proceeds on a mutually agreeable basis. The Company will utilize its portion of the net proceeds of the Company Financing to pay off any indebtedness for borrowed money, accounts payable and other liabilities.

●	Any proceeds received by the Company in connection with the Subscription Agreement, dated as of August 28, 2024, between the Company and the investor signatory thereto (the “August 2024 Subscription Agreement”), must be used to repay certain funds that were received by certain subsidiaries of the Company or entities organized under Portuguese law by the Company, up to the lesser of (a) the amount of such funds that must be repaid pursuant to the terms and conditions for the receipt of such funds, or (b) €10 million. In the event that (i) any shares or securities of the Company are issued in connection with the August 2024 Subscription Agreement prior to the effectiveness of the QIND Merger, (ii) the proceeds are used to repay certain funds that were received by certain subsidiaries of the Company or entities organized under Portuguese law by the Company, and (iii) the satisfaction of the terms and conditions for the consummation of the QIND Merger pursuant to the QIND Purchase Agreement and the QIND Merger Agreement, then, within three business days of the QIND Merger, the Company will issue a number of Class A Ordinary Shares to the QIND Sellers that will cause their percentage ownership of the Company to be the percentage that the QIND Sellers would have owned but for the occurrence of any such issuances in connection with the August 2024 Subscription Agreement as to which the proceeds were used to repay the funds.

●	From the date of the QIND Purchase Agreement through the period ending on the earlier of (i) the Series A Preferred Shares Conversion, (ii) the repurchase of the Company Shares Consideration from the QIND Sellers in exchange for the QIND Sellers’ Shares, and (iii) the termination of the QIND Purchase Agreement (the “Restricted Period”), the Company will not sell, transfer, or otherwise encumber the QIND Sellers’ Shares acquired under the QIND Purchase Agreement without the prior written consent from the QIND Sellers. In addition, during the Restricted Period, the Company will not, without the written consent of QIND, which may not be unreasonably withheld, and QIND will not, without the written consent of the Company, which may not be unreasonably withheld, among other things: (i) Declare any dividends; (ii) adjust, split, combine, reclassify, redeem, purchase, acquire, issue (other than pursuant to the exercise or conversion of convertible securities outstanding on the date of the QIND Purchase Agreement), or enter into any contract with respect to the sale, voting, registration, or repurchase of capital stock; (iii) incur more than a certain amount and/or type of indebtedness; (iv) sell any assets; (v) acquire material assets, properties, or business organizations; (vi) enter into certain types of contracts; (vii) make certain loans; (viii) commence, settle, or take certain other actions with respect to legal actions pending before any governmental or regulatory body; (ix) enter into transactions with any affiliate or shareholder that would reasonably be expected to materially delay or prevent the consummation of the QIND Transactions or the QIND Merger or that would be required to be described under Item 404 of Regulation S-K of the SEC in the Company or QIND’s SEC filings; or (x) increase or extend the compensation of any employees, directors, or officers or take certain other actions with respect to employees of the Company or QIND.

●	As soon as practicable after the date of the QIND Purchase Agreement, and in any case no less than six weeks prior to the Shareholders Meeting, the Company will file an initial listing application with Nasdaq. The Company, the QIND Sellers and QIND are required to use their commercially reasonable efforts to respond to any questions or comments of the staff of Nasdaq.

●	The Company will deliver the certificates representing the QIND Sellers’ Shares to a third-party agent on terms and conditions to be mutually agreed upon by the parties to the QIND Purchase Agreement to hold in escrow until the expiration of the Restricted Period such that (i) if the Series A Conversion Shareholder Approval is not obtained, then such certificates will be delivered to the QIND Sellers, and (ii) upon occurrence of the Series A Conversion Shareholder Approval, such certificates will be delivered to the Company.

●	The Company will be required to take all steps necessary to cause the Class A Ordinary Shares issued to the QIND Sellers in connection with the QIND Transactions to be approved for listing (subject to notice of issuance) on Nasdaq at or after the QIND Closing pursuant to Nasdaq rules and regulations.

●	The Company, QIND, and the QIND Sellers will enter into the QIND Merger Agreement.

●	As promptly as practicable following the QIND Closing Date and the execution and delivery of the QIND Merger Agreement, and after reasonable consultation with QIND, the Company will duly call, convene and hold a special meeting of the holders of the Class A Ordinary Shares (the “Shareholders Meeting”), to be held on a date (the “Initial Meeting Deadline”) no later than 45 days after the effective date (the “Registration Statement Effective Date”) of a registration statement on Form F-4 or such other applicable form (the “Registration Statement”) to be filed with the SEC, unless otherwise required by applicable laws, in accordance with Irish law, including the Irish Companies Act, and the Company’s organizational documents. As promptly as practicable after the mailing of a proxy statement/prospectus relating to the matters to be submitted to the shareholders of the Company at the Shareholders Meeting (the “Proxy Statement”), the Company will solicit proxies from the holders of Class A Ordinary Shares to vote in accordance with the recommendation of the Board of Directors with respect to (i) the Series A Preferred Shares Conversion in compliance with all applicable laws and regulations, including, but not limited to, Irish law, including the Irish Companies Act, and the rules and regulations of Nasdaq, (ii) the Amended Company Charter, (iii) the election of the New Directors, (iv) if the parties to the QIND Purchase Agreement determine that approval of the QIND Merger by the Company’s shareholders is required, the QIND Merger, (v) approval to opt out of Rule 9 of the Irish Takeover Rules, (vi) the adjournment of such meeting in accordance with the terms and conditions of the QIND Purchase Agreement, and (vii) any other proposal or proposals that the Company reasonably deems necessary or desirable to consummate the QIND Transactions and the QIND Merger. The Company will be required to use its best efforts to obtain the Series A Conversion Shareholder Approval by the Initial Meeting Deadline, including, without limitation, by causing (x) the Company’s Board of Directors not to withdraw the Board Recommendation, (y) the Company Insiders to be present at the Shareholders Meeting for quorum purposes, and (z) the Company Insiders to vote their respective Class A Ordinary Shares in accordance with the Board Recommendation. The QIND Purchase Agreement provides that the Company may postpone or adjourn the Shareholders Meeting: (A) with the consent of QIND; (B) for the absence of a quorum (other than due to the failure of Company Insiders); or (C) to allow reasonable additional time (not to exceed 20 days) for the filing and distribution of any supplemental or amended disclosure with respect to the QIND Transactions or the QIND Merger that the board has determined in good faith (after consultation with its outside legal counsel) is necessary under applicable laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s shareholders prior to the Shareholders Meeting. Prior to the mailing of the Registration Statement, the Company will be entitled to engage a proxy solicitor that is reasonably satisfactory to QIND and the QIND Sellers, and the Company will keep QIND and the QIND Sellers reasonably informed regarding its solicitation efforts and proxy tallies following the mailing of the Proxy Statement. In connection with the above, the board will be required to take all necessary action to ensure that the restrictions on business combinations that are provided for in the Irish Companies Act, and any other similar law applicable to the Company, will not apply to the QIND Purchase Agreement, the QIND Transactions, and the QIND Merger, including by approving the QIND Purchase Agreement and certain related agreements, documents and certificates to which the Company is or will be a party.

●	If, despite the Company’s reasonable best efforts, the Series A Conversion Shareholder Approval is not obtained by the Initial Meeting Deadline, the Company will be required, during the period beginning on the Initial Meeting Deadline and continuing for 180 days thereafter (the “Extended Meeting Deadline”), cause one or more additional shareholder meetings to be held so as to obtain the Series A Conversion Shareholder Approval.

●	Each of the Company and QIND must take all necessary actions so that, immediately upon adjournment of the Shareholders Meeting or additional shareholders meeting held prior to the Extended Meeting Deadline at which the Series A Conversion Shareholder Approval is obtained, the board will be comprised of: (w) one individual as designated by the Company and who shall be designated in writing pursuant to the QIND Merger Agreement; (x) one individual as designated by QIND and who shall be designated in writing pursuant to the QIND Merger Agreement; (y) two individuals that qualify as “independent” under the Nasdaq rules as designated by QIND and who shall be designated in writing under the QIND Merger Agreement; and (z) one individual that qualifies as “independent” under the Nasdaq rules as designated jointly by the Company and QIND and who is designated in writing under the QIND Merger Agreement, provided that a majority of these designees must qualify as an “independent director” under Nasdaq rules and regulations (collectively, the “New Directors”).

●	Within three business days of obtaining the Series A Conversion Shareholder Approval, the Company will file the Amended Company Charter with the Companies Registration Office of Ireland or as otherwise required to be effective under Irish law.

Stock Purchase Agreement – Unwinding and Termination Provisions

The QIND Purchase Agreement contains the following unwinding and termination provisions:

●	The Company will be required to repurchase the Company Shares Consideration from the QIND Sellers, in whole, and return the QIND Sellers’ Shares to the QIND Sellers, (i) within 15 calendar days after the Extended Meeting Deadline if despite the Company’s reasonable best efforts, the Series A Conversion Shareholder Approval is not obtained by the Extended Meeting Deadline; or (ii) if the Company fails to allocate cash raised from the Company Financing in compliance with the QIND Purchase Agreement, and the Company continues to fail to do so within five calendar days after written notice from QIND, then within 10 calendar days after the date of QIND’s notice to complete such repurchase. The QIND Purchase Agreement will automatically terminate upon such repurchase.

●	The QIND Purchase Agreement may be terminated by any party before the end of the Restricted Period, by written notice, if (a) the QIND Closing does not occur by the date that is 30 days from the date of the QIND Purchase Agreement, provided that the party seeking termination is not in material breach of the QIND Purchase Agreement, or (b) a law or order by any governmental or regulatory body (including Nasdaq) permanently prohibits the consummation of the QIND Transactions.

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

The QIND Purchase Agreement also contains customary representations, warranties, and covenants, including customary restrictive covenants. The QIND Purchase Agreement provides for mutual indemnification provisions. Indemnification obligations with respect to claims relating to breaches of required representations under the QIND Purchase Agreement or certain related agreements, documents, or certificates are limited to claims of maximum damages of $4,000,000 and claims exceeding $400,000, except that no such limits apply with respect to claims of breach of certain representations considered to be fundamental under the QIND Purchase Agreement or with respect to claims of acts of fraud or willful misconduct. Indemnification obligations under the QIND Purchase Agreement will survive until the earlier of the Series A Preferred Shares Conversion or 24 months following the QIND Closing Date, except that indemnification for claims of breach of certain representations considered to be fundamental under the QIND Purchase Agreement or with respect to claims of acts of fraud, willful misconduct or intentional misrepresentation will survive until the expiration of the applicable statute of limitations. The QIND Sellers’ indemnification obligations will be shared on a pro-rata basis.

Corporate History of Quality Industrial Corp.

Background

QIND was incorporated in the state of Nevada on May 4, 1998. In October 2011, QIND’s name was changed to Bluestar Technologies, Inc. In March 2018, QIND’s name was changed to Wikisoft Corp. On May 28, 2022, Ilustrato acquired 77.4% of the outstanding shares of QIND. In connection with Ilustrato’s acquisition of QIND, QIND’s name was changed from Wikisoft Corp. to Quality Industrial Corp. by way of a short-form merger with QIND’s wholly-owned subsidiary, Quality Industrial Corp. Since August 4, 2022, OTC Markets Group Inc. has provided quotation services for QIND’s common stock under the ticker symbol “QIND”.

Acquisition of Majority of Equity Interests in Al Shola Al Modea Gas Distribution L.L.C. by Quality Industrial Corp.

On March 27, 2024, QIND entered into a Share Purchase Agreement, dated as of March 27, 2024, between QIND and Al Shola Gas (the “ASG Purchase Agreement”), to acquire a 51% interest in Al Shola Gas. The closing of the transaction occurred with the execution of the ASG Purchase Agreement. On April 8, 2025, QIND entered into an Amendment Agreement in respect of the Share Purchase Agreement, dated as of April 8, 2025, among QIND, Al Shola Gas, Safir Ahammed (“Ahammed”), and Mohamed Hilal Saeed Muroushad Almheiri (“Almheiri”). As amended, the ASG Purchase Agreement provided that Sanjeeb Safir (“Safir”), Ahammed, and Almheiri (together with Safir and Ahammed, the “ASG Sellers”) will transfer 153 of the 300 outstanding shares of Al Shola Gas to QIND at the closing of the transaction pursuant to the ASG Purchase Agreement for a purchase price of $10,000,000, to be paid by QIND to the ASG Sellers, as follows: (1) $9 million will be paid in the form of national exchange-listed stock or cash, in eight quarterly tranches over a period of 24 months, beginning from the first quarter following QIND’s uplist to a national exchange, as follows: (a) $3,600,000 of the cash or stock will be paid to Safir; (b) $3,600,000 of the cash or stock will be paid to Ahammed; and (c) $1,800,000 of the cash or stock will be paid to Almheiri, with the value of any stock issued protected by make whole agreement(s), and with each tranche subject to a 12-month leak-out agreement; and (2) $1 million cash will be paid within 12 months of the closing and at the soonest possible time, as follows: (a) $400,000 will be paid to Safir; (b) $400,000 will be paid to Ahammed; and (c) $400,000 will be paid to Almheiri. As amended, the ASG Purchase Agreement provides that the Sellers confirm receipt of $200,000 from QIND during the first quarter of 2025, and that amount will be deducted from the purchase price.

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

Our agent for service of process in the United States is Luisa Ingargiola, whose business address is: c/o Avalon GloboCare Corp., 4400 Route 9 South, Suite 3100, Freehold, NJ 07728.

Our websites can be found at https://www.fusion-fuel.eu, www.qualityindustrialcorp.com, www.brighthy.com and https://alsholagas.ae. The information contained on our websites is not a part of this Annual Report, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in the Class A Ordinary Shares.

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

On November 11, 2024, Fusion Fuel Portugal filed for insolvency in the civil court of Sintra, Portugal, and entered into insolvency proceedings. Subsequently, the former production and sale of the Company’s miniaturized PEM green hydrogen electrolyzer product line and research and development activities, which were conducted through the Legacy Hydrogen Entities, ceased and will not be continued. It is expected that the assets held by Fusion Fuel Portugal and its subsidiaries will be disposed of through a liquidation process. As a result, all business operations of the Company’s former green hydrogen business ceased as of November 11, 2024, and are not expected to be resumed.

Overview of the Alternative Energies Business

Overview of New Hydrogen and Biomass Business

We now provide green hydrogen engineering and advisory services through Bright Hydrogen Solutions, spanning advisory, engineering, equipment supply, and project execution oversight. Our offering covers the full project lifecycle from early feasibility and front-end design through delivery, installation, commissioning, and operational support.

We conduct our biomass-powered industrial steam engineering and advisory business through Biosteam Energy, a majority-owned joint venture with Alien Fuel. Under the joint venture, we hold 51% of Biosteam Energy and Alien Fuel holds 49%. We advanced a loan of R10 million (approximately €480,000) under a scheduled payment plan to fund the management and administration of Biosteam Energy and the initial project. The loan is repayable from available free cash flow after certain expenses and minimum cash balances.

Services and Business Model

Through Bright Hydrogen Solutions, we offer specialized engineering and advisory services, including concept development, feasibility assessments, and front-end engineering design (FEED) as well as front-end loading (FEL) I–III studies. We will provide equipment procurement and sourcing, integration engineering, and project and construction oversight, with the capability to support engineering, procurement, and construction (EPC) in collaboration with third parties. Our scope includes engineering and advisory services relating to electrolyzers, hydrogen refueling stations and dispensing systems, compression and storage, balance of system and balance of plant integration, and downstream use cases such as fuel cells and hydrogen blending. We also offer post-implementation support, including operational readiness, safety and environmental studies, and performance optimization. Hydrogen projects often require local regulatory and permitting expertise, and we engage third parties accordingly.

Biosteam Energy is expected to generate recurring revenues under a steam supply agreement with Fairfield Dairy, a large dairy enterprise in South Africa, with additional potential income from verified carbon credits associated with landfill avoidance and fuel-switching. The project is intended to reduce Scope 1 and Scope 2 greenhouse gas emissions at the site. In connection with the joint venture, we hold a right of first refusal to participate in new projects, business opportunities, or ventures within the scope of Biosteam Energy’s business that are offered to Alien Energy or certain of its affiliates.

Commercial Developments

●	We signed a contract to deliver an electrolyzer system and a hydrogen refueling station for a large construction company in southern Europe, with a total contract value of up to approximately €1.7 million. Engineering has commenced and production of key equipment is underway. Delivery, installation, and commissioning are expected in 2026.

●	We signed a contract to provide FEED services for a planned 15 MW industrial green hydrogen production facility in southern Europe. The contract, valued at €275,000 and payable in phases upon achieving defined milestones, includes safety and environmental studies, project management, and technical engineering specifications. The services are scheduled within an approximately 16-week timeline, inclusive of preparation and delivery periods.

●	Biosteam Energy’s initial project is the Fairfield Industrial Decarbonization Project in Howick, KwaZulu-Natal, South Africa, at Fairfield Dairy, one of South Africa’s largest dairy processing facilities. The project will replace an existing fossil-fuel-based steam generation system with a biomass-powered boiler system designed and operated using Alien Fuel’s proprietary technology. The system will utilize wood pellets produced from waste biomass. Construction activities and equipment fabrication commenced in November 2025, with fabrication performed by Alien Energy (Proprietary) Limited, an affiliate of Alien Fuel. The plant is expected to be commissioned and enter commercial operation in the first half of 2026.

Agency Agreements

In 2025, Bright Hydrogen Solutions entered into agency agreements with leading equipment manufacturers:

●	We entered into an agency agreement with Sungrow Hydrogen Sci. & Tech. Co. Ltd. (“Sungrow Hydrogen”) under which Bright Hydrogen Solutions serves as an agent for Sungrow Hydrogen’s electrolyzer and related hydrogen production products in southern Europe.

●	We entered into an agency agreement with Houpu Global Clean Energy Co., Ltd. (“Houpu”), a manufacturer of hydrogen refueling and clean energy technologies. Under this agreement, Bright Hydrogen Solutions acts as Houpu’s authorized agent for its hydrogen product portfolio in southern Europe and Latin America.

These strategic relationships are intended to broaden Bright Hydrogen Solutions’ technology offering, enhance procurement optionality, and support schedule and cost certainty for our clients. Sales under these agreements are subject to project awards and customary commercial terms.

Markets and Customers

The initial commercial focus for Bright Hydrogen Solutions is on southern Europe, where we are supporting industrial decarbonization use cases. Through our agency arrangements, we also pursue selected opportunities in Latin America. Our customers include industrial companies, infrastructure developers, and construction firms seeking turnkey or modular hydrogen solutions and technical advisory services.

Biosteam Energy targets industrial heat users that require reliable steam-based power and wish to decarbonize. Our initial market is South Africa, with the first project at a major dairy processing facility in KwaZulu-Natal. Prospective customer segments include food and beverage processing (for example, dairies and breweries), pulp and paper, textiles, chemicals, and other process industries with year-round steam demand.

Competition

Bright Hydrogen Solutions competes primarily with hydrogen engineering firms, EPC contractors, electrolyzer and station OEMs, and integrated hydrogen solution providers. Our success depends on our ability to convert tenders and negotiated opportunities into binding contracts, deliver projects safely and on schedule, and secure equipment and financing on competitive terms.

Biosteam Energy’s market – biomass steam-based energy – is competitive and fragmented, with participants that include industrial boiler OEMs and distributors, EPC and operations and maintenance (O&M) service providers, and energy services companies offering thermal energy-as-a-service using biomass, biogas, natural gas, or electrified boilers.

Our alternative energy business will also encounter competition from various established energy companies and engineering firms providing similar services or companies providing industrial gases for hydrogen for industrial feedstock purposes. Many of these competitors possess greater financial resources, established customer relationships, and extensive industry expertise, which could hinder the Company’s ability to secure contracts and stand out in the market. The Company’s competitiveness relies on its capacity to showcase technical expertise, forge and maintain strategic relationships, and deliver cost-effective solutions.

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

Customers and Markets

Al Shola Gas serves residential, mixed-use, commercial, and selected industrial customers across the United Arab Emirates, with a core focus on Dubai and an active expansion program into the northern emirates of Sharjah, Ras Al Khaimah, Fujairah, Ajman, and Umm Al Quwain. Demand is driven by sustained real estate development and population growth, which translate into new central LPG system installations and recurring utility operations and bulk LPG supply. During 2025, Al Shola Gas secured numerous engineering and utility awards, including large multi-tower residential developments and mixed-use properties, and continued to add recurring customers through long-term utility service arrangements.

The customer base includes property developers, owners’ associations, and facilities managers for high-density residential complexes, as well as food and beverage outlets and retail tenants that require metered LPG supply. In addition to one-time engineering and installation revenue, the business generates recurring revenue from (i) metered LPG utility services after project handover, (ii) bulk LPG deliveries, and (iii) project operations and maintenance.

Competition

Al Shola Gas’s competitors are primarily UAE-based companies that specialize in gas distribution systems, such as Royal Development for Gas Works, Al Fanar Gas, and Lahej & Sultan.

Intellectual Property

The Company and its subsidiaries do not possess registered intellectual property rights.

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

Biomass-powered industrial steam projects operate within environmental, air-quality, waste, safety, and carbon-credit regulatory frameworks that vary by jurisdiction. In South Africa, where Biosteam Energy’s initial project is located, compliance is typically required with the National Environmental Management Act and Environmental Impact Assessment Regulations (as triggered by project scale), the Air Quality Act for listed or threshold-based combustion activities, and the Waste Act for biomass handling and ash management. Plant design and operations are governed by the Occupational Health and Safety Act, including Pressure Equipment Regulations and applicable South Africa National Standards. Feedstock sourcing must comply with forestry and environmental laws and may require sustainability certification. Carbon-credit revenues depend on verification under recognized standards and alignment with South Africa’s Carbon Tax Act and offset rules, while municipal bylaws and water-use regulations may also apply to siting and operations.

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

Seasonality

Our business lines can be affected by seasonal trends. During specific holiday periods, business development may see a slowdown in negotiations and discussions with counterparties and clients, which could also affect the supply chain. Revenues from our hydrogen services may be influenced by seasonality; however, primary drivers include project development and commissioning schedules, customer procurement cycles, and offtake demand. For our biomass steam business, seasonality can affect both biomass fuel supply and steam demand due to biomass feedstock availability, moisture content, and logistics that typically vary with harvest cycles and wet/dry seasons, which can influence delivered fuel cost, calorific value, and boiler efficiency.

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

4.C. Organizational Structure

The following is a list of the subsidiaries of the Company:

●	Quality Industrial Corp., a 51.9% owned (as of March 31, 2026) subsidiary of Fusion Fuel Green PLC, a Nevada corporation formed on May 4, 1998.
●	Al Shola Al Modea Gas Distribution LLC, a 51.0%-owned subsidiary of Quality Industrial Corp., formed in the United Arab Emirates on March 18, 1990.
●	Bright Hydrogen Solutions Limited, a wholly-owned subsidiary of Fusion Fuel Green PLC, a private limited company incorporated in Ireland on February 17, 2025.
●	Biosteam Energy (Proprietary) Limited, a 51.0%-owned subsidiary of Fusion Fuel Green PLC, a private company incorporated in South Africa on October 15, 2025.
●	Fusion Fuel USA, Inc., a wholly-owned subsidiary of Fusion Fuel Green PLC, a Delaware corporation formed on April 21, 2021.

The following diagram depicts our consolidated entities as of December 31, 2025.

Fusion Fuel Green PLC
FUSION FUEL™
51.9%
100%
100%
51.0%
Quality Industrial Corp.
QUALITY INDUSTRIAL CORP.
Fusion Fuel USA, Inc.
Bright Hydrogen Solutions Limited
BrightHy Solutions
Biosteam Energy (Proprietary) Limited
51.0%
Al Shola Al Modea Gas Distribution LLC
ASG

4.D. Property, Plants, and Equipment

Assets under Construction

BioSteam Energy is currently constructing a processing plant in South Africa, with all related expenditures recorded as assets under construction within property, plant and equipment. As of December 31, 2025, total capitalised expenditures incurred to date amounted to approximately €0.35 million. The plant is not yet operational or available for use and, accordingly, no depreciation has been recognised. The asset will be depreciated over its estimated useful life once the plant is commissioned and brought into use.

Leases

The Company leases its corporate office in Dublin, Ireland for a monthly payment of approximately €2,800.

Bright Hydrogen Solutions leases an office in Madrid, Spain, for a monthly payment of €1,500.

QIND has a virtual office at 505 Montgomery Street, San Francisco, California. The cost per month is $115 and is renewed annually.

Set forth in the table below is information regarding Al Shola Gas’ leased facilities, including the lease term, respective square foot sizes, and annual rent amounts.

Location	Lease Term	Area (Sq. Ft.)	Annual Rent
Office at Hamsah Building, O/112, Zabeel Road, Dubai, UAE	May 10, 2025 to May 9, 2026	1,222	€30,186
Office at Hamsah Building, O/307, Zabeel Road, Dubai, UAE*	January 7, 2026 to January 6, 2027	347	€6,229
Gas Warehouse Unit No. L723, Plot No. 0243-0154, Baghdad Street, Al Qusais Industrial Area 2, Al Qusais, Dubai, UAE	March 1, 2025 to February 28, 2026	6,400	€6,062
Gas Store Unit No. L705, Plot No. 0243-0171, Baghdad Street, Al Qusais Industrial Area 2, Al Qusais, Dubai, UAE	March 1, 2025 to February 28, 2026	6,400	€6,062
Warehouse Plot No: 987-1006, Al Layan 1, DIC, Dubai, UAE	March 26, 2025 to March 25, 2026	10,010	€4,648
Employee Accommodation, 17 Units, Plot No: 438-0, Muhaisanah Second, DIC, Dubai, UAE	February 1, 2025 to January 31, 2026	2,928	€42,630
Total		27,307	€95,817

*Lease starting period from January 7, 2026, and included for disclosure purposes.

Rent and other lease expenses under certain of the above lease agreements may be paid by Al Shola Al Modea Safety and Security LLC (“Al Shola Al Modea Safety and Security”), a company owned by certain minority shareholders of Al Shola Gas. Such payments have generally been made on the basis of the extent of the use of Al Shola Gas’ leased properties by the employees of Al Shola Al Modea Safety and Security. This arrangement has not been reflected in a written sublease or other agreement between Al Shola Gas or the Company and Al Shola Al Modea Safety and Security. Use of Al Shola Gas’ leased properties by Al Shola Al Modea Safety and Security has been at the discretion of Al Shola Gas and is subject to Al Shola Gas’ rights under its lease agreements.

Fusion Fuel’s rent expenses, across all entities, for the fiscal year ended December 31, 2025, amounted to approximately €0.13 million.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. The consolidated financial statements have been prepared in accordance with IFRS. Information related to the year ended December 31, 2023 has not been included. It can be found in the Company’s filing of the Form 20-F for the year ended December 31, 2024.

This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3.D. “Risk Factors,” or in other parts of this Annual Report. See also “Cautionary Note Regarding Forward-Looking Statements”.

5.A. Operating Results

Overview

The Company is an Irish holding company. Prior to 2024, the Company primarily offered green hydrogen products and services, primarily through Fusion Fuel Portugal and its subsidiaries. During 2024, commercial operations relating to our former green hydrogen business were discontinued due to lack of capital and were effectively terminated pursuant to the insolvency filing of Fusion Fuel Portugal on November 11, 2024. As of December 1, 2024, the Company’s consolidated operations primarily consisted of industrial gas distribution and engineering services provided in the UAE, following the acquisition of a majority stake in QIND and its 51%-owned subsidiary Al Shola Gas on November 26, 2024. During 2025, the Company began to diversify its energy services through the launch of hydrogen and biomass steam project advisory and engineering services. The former hydrogen business operations and assets of Fusion Fuel Portugal and its subsidiaries will not be part of the Company’s services due to Fusion Fuel Portugal’s insolvency proceedings.

Recent Developments

Mineral & Element Advisory Agreements

On February 12, 2026, the Company entered into a Mineral & Element Advisory Agreement, dated as of February 12, 2026 (each, an “MAT Advisory Agreement”), with each of three advisors (each an “Advisor”, collectively, the “Advisors”) for an initial term of twelve months, with renewal by mutual written consent for successive six-month periods. Pursuant to each MAT Advisory Agreement, each Advisor will (a) provide strategic, operational, and technical advisory services relating to the evaluation, structuring, and execution of a mineral asset acquisition or other transaction (the “MAT”), including with respect to diligence, negotiation, logistics, risk management, and integration of acquired mineral assets; and (b) identify and introduce to the Company prospective counterparties that, in the reasonable judgment of an Advisor, possess the capabilities to facilitate or accelerate the MAT (for example, mineral rights holders, mining companies, brokers, logistics providers, technical consultants, asset custodians, or other relevant service providers).

In exchange for the MAT related services, the Company agreed to issue to each Advisor: (i) a fee (the “Advisory Fee”) equal to 95,000 Class A Ordinary Shares in connection with the signing of a definitive agreement (a “Definitive MAT Agreement”) with a party (“Qualified Counterparty”) introduced to the Company within twelve months after the initial introduction by the Advisor pursuant to which the Company will receive or deploy cash, mineral assets, credit facilities, or other resources for the primary purpose of executing a MAT (the “Advisory Fee Shares”); and (ii) an additional 45,000 Class A Ordinary Shares on the day(s) on which the Company achieves each of the following milestones: (i) a share price of $5.83 for at least five consecutive trading days; (ii) a share price of $9.72 for at least five consecutive trading days; and (iii) a share price of $15.50 for at least five consecutive trading days. The total amount of Class A Ordinary Shares to be issued if all milestones are met equals 135,000 Class A Ordinary Shares (the “Milestone Fee Shares”, together with the Advisory Fee Shares, the “Compensation Shares”). If the Company enters into multiple Definitive Agreements with more than one Qualified Counterparty in connection with a single mineral asset transaction or MAT or series of related transactions that is publicly announced as a single transaction, the respective Advisor shall be entitled to only one Advisory Fee with respect to such transaction, regardless of the number of Qualified Counterparties involved.

If the issuance of Advisory Fee Shares pursuant to the MAT Advisory Agreement would result in an Advisor beneficially owning in excess of 4.99% (or upon election of the Advisor prior to the issuance of any Advisory Fee Shares, 9.99%) of the Company’s then-outstanding Class A Ordinary Shares, the Company shall issue to the Advisor, in lieu of such excess shares, pre-funded warrants to purchase Class A Ordinary Shares (the “Advisor Pre-Funded Warrants”). The Advisor Pre-Funded Warrants will be exercisable immediately and may be exercised at any time until all of the Advisor Pre-Funded Warrants are exercised in full, subject to the beneficial ownership limitation described above.

In addition, the Company will be required to file one or more registration statements with the SEC to register the resale of the Compensation Shares (and Class A Ordinary Shares issuable upon exercise of Advisor Pre-Funded Warrants issued in lieu of Advisory Fee Shares) no later than 45 days following the date of the closing of a MAT with respect to the respective Advisory Fee Shares (or Advisory Pre-Funded Warrants issued in lieu of Advisory Fee Shares) or the date of issuance of the Milestone Fee Shares with respect to such Milestone Fee Shares, and to use commercially reasonable efforts to have such registration statements declared effective by the SEC as promptly as practicable, and in any event within five trading days after receiving notification that the SEC will not review or has no comments to such registration statements, and otherwise no later than 90 days following the date of filing of such registration statements. The Company will also be required to maintain the effectiveness of such registration statements while the Compensation Shares remain outstanding or issuable and are not freely tradable without restriction under Rule 144 promulgated under the Securities Act. The Company will be responsible for all fees and expenses incurred in connection with such registration requirements.

An MAT Advisory Agreement may be terminated immediately upon material breach by the other party that remains uncured for ten days after written notice, or upon 30 days’ prior written notice. Upon any termination of an MAT Advisory Agreement that is not the result of an uncured material breach by an Advisor, the Advisor shall remain entitled to receive: (i) an Advisory Fee with respect to any Definitive Agreement entered into prior to the effective date of termination or within 18 months thereafter, and (ii) the Milestone Fee for any requisite milestone achieved during such 18-month period.

Each MAT Advisory Agreement contains additional customary representations, warranties, covenants, and indemnification obligations of the contracting parties. These representations, warranties and covenants were made only for purposes of the MAT Advisory Agreement and as of specific dates, were solely for the benefit of the contracting parties and may be subject to limitations agreed upon by the contracting parties.

Securities Purchase Agreement

On February 14, 2026, the Company entered into a Securities Purchase Agreement, dated as of February 14, 2026 (the “February 2026 Securities Purchase Agreement”), with certain investors (the “February 2026 Investors”), pursuant to which the Company agreed to issue and sell the following securities to the February 2026 Investors: (i) an aggregate of 577,124 Class A Ordinary Shares, (ii) pre-funded warrants to purchase an aggregate of 129,005 Class A Ordinary Shares at an exercise price of $0.0035 per share (the “February 2026 Pre-Funded Warrants”), (iii) warrants to purchase an aggregate of 706,129 Class A Ordinary Shares at an exercise price equal to 150% of the Minimum Price (as defined by Nasdaq Listing Rule 5635(d)(1)(A)), or $5.148 per share (the “150% Price Warrants”), and (iv) warrants to purchase an aggregate of 706,129 Class A Ordinary Shares at an exercise price equal to 200% of the Minimum Price, or $6.864 per share (the “200% Price Warrants” and together with the February 2026 Pre-Funded Warrants and the 150% Price Warrants, the “February 2026 Warrants”), for aggregate gross proceeds of $2,600,000 (the “February 2026 PIPE”).

The February 2026 Pre-Funded Warrants will be exercisable immediately and may be exercised at any time until exercised in full, subject to the beneficial ownership limitation described below. The 150% Price Warrants and the 200% Price Warrants will be exercisable immediately and have a term of exercise equal to three years from the date of the closing under the February 2026 Securities Purchase Agreement (the “February 2026 Closing Date”), subject to the beneficial ownership limitation described below.

The February 2026 Pre-Funded Warrants, the 150% Price Warrants and the 200% Price Warrants may not be exercised to the extent that such exercise would result in the number of Class A Ordinary Shares beneficially owned by the holder and its affiliates exceeding 4.99% (or, if elected by the holder at the Closing, 9.99%), of the total number of Class A Ordinary Shares outstanding immediately after giving effect to the exercise.

The Company will use the net proceeds from the February 2026 PIPE for general corporate and working capital purposes and to pay any fees and expenses in connection with the transactions contemplated by the February 2026 Securities Purchase Agreement.

In addition, the Company will be required to file a registration statement with the SEC within 30 days of the February 2026 Closing Date to register the resale of the Class A Ordinary Shares and Class A Ordinary Shares issuable upon exercise of the February 2026 Warrants. The Company must use commercially reasonable efforts to have such registration statement declared effective by the SEC as promptly as practicable, and in any event within five trading days after receiving notification that the SEC will not review or has no comments to such registration statement, and otherwise no later than 90 days following the February 2026 Closing Date, subject to extension to the extent that a full or partial federal government shutdown prevents such registration statement from being declared effective. The Company will also be required to maintain the effectiveness of such registration statement for so long as any Class A Ordinary Shares issued pursuant to the February 2026 Securities Purchase Agreement remain outstanding or issuable and are not freely tradable without restriction under Rule 144 promulgated under the Securities Act. The Company will be required to pay the February 2026 Investors 1.5% of the aggregate amount to be paid for the Class A Ordinary Shares and February 2026 Warrants for more than 30 consecutive days or more than an aggregate of 60 days during any 12-month period that the above registration requirements remain unmet, with 18% annual interest on overdue amounts. The Company will be responsible for all fees and expenses incurred in connection with such registration requirements.

Share Exchange Agreement

On February 18, 2026, the Company entered into a Share Exchange Agreement, dated as of February 18, 2026 (the “Share Exchange Agreement”), among the Company and certain shareholders (the “RU Shareholders”) of Royal Uranium.

Pursuant to the Share Exchange Agreement, the RU Shareholders will sell up to 100% of the issued and outstanding shares in the capital of Royal Uranium (78,581,029 common shares) to the Company in exchange for up to 3,750,025 Class A Ordinary Shares or pre-funded warrants to subscribe for up to such number of Class A Ordinary Shares (at an exercise price per share equal to the nominal value of the shares) in lieu of the Class A Ordinary Shares to the extent that the allotment of Class A Ordinary Shares would result in such shareholders’ beneficial ownership of shares in the Company exceeding 9.99% of the issued share capital of the Company (the “Securities Exchange”). The Securities Exchange will result in Royal Uranium becoming a subsidiary of the Company. The Share Exchange Agreement provides that Royal Uranium is valued at $15,000,000.

The closing of the Securities Exchange (the “Securities Exchange Closing”) will take place electronically on the third business day following satisfaction or waiver of all conditions to consummate the Securities Exchange or such other date and time as the parties may mutually determine. The Share Exchange Agreement provides that if, within 30 days following the date of the Share Exchange Agreement, subject to extension by agreement between the Company and Anthony Milewski and Mark Schipperheijn (each of whom is an RU Shareholder, and together, the “Representative Shareholders”), RU Shareholders holding not less than 75% of the issued shares in Royal Uranium have not signed the Share Exchange Agreement or a joinder thereto, the Company may elect to implement the Securities Exchange by way of a plan of arrangement or in such other manner as may be permitted by Canadian law.

The Securities Exchange Closing is subject to certain conditions, including: (i) that no temporary restraining order, preliminary or permanent injunction issued by any court of competent jurisdiction preventing or prohibiting the consummation of the Securities Exchange shall be in effect; (ii) that RU Shareholders holding not less than 75% of the issued shares in Royal Uranium shall have signed the Share Exchange Agreement or executed a joinder thereto; (iii) that the Company shall have obtained the requisite shareholder approval as required by the Irish Takeover Rules; (iv) the accuracy of the representations and warranties of the parties in all material respects; (v) compliance by the parties with their covenants and agreements in all material respects; and (vi) the absence of any material adverse effect on either Royal Uranium or the Company since the date of the Share Exchange Agreement.

From and after the date of the Share Exchange Agreement until the earlier of the Securities Exchange Closing or the termination of the Share Exchange Agreement, the Company, Royal Uranium, and each RU Shareholder shall not, directly or indirectly, (i) initiate, solicit, encourage, negotiate, accept or discuss any transaction or series of transactions with any person involving any sale of substantially all of the assets or capital stock of Royal Uranium or the Company to another acquirer (an “Alternative Acquisition”), (ii) provide information with respect to a party to any person relating to a possible Alternative Acquisition, (iii) enter into an agreement with any person providing for a possible Alternative Acquisition, or (iv) make or authorize any statement, recommendation or solicitation in support of any possible Alternative Acquisition. If any party receives any unsolicited offer, inquiry or proposal relating to an Alternative Acquisition, such party must promptly notify the other parties thereof.

The Company is required to prepare a draft circular to shareholders containing notice of an extraordinary general meeting (the “EGM”) and information regarding the Securities Exchange as required by the Irish Takeover Rules. The Company must furnish a draft of the circular to the Representative Shareholders for review within five business days of the date of the Share Exchange Agreement, submit the draft circular to the Irish Takeover Panel within three business days of receipt of input from the Representative Shareholders, and commence mailing to shareholders within five business days of the Irish Takeover Panel providing confirmation that the circular satisfies the necessary requirements under the Irish Takeover Rules. The Company is required to use all reasonable endeavors to procure that the EGM is held, and shareholder approval of the Securities Exchange is obtained, as soon as reasonably practicable following the date of the Share Exchange Agreement.

The Share Exchange Agreement includes lock-up restrictions on the RU Shareholders with respect to the Class A Ordinary Shares. RU Shareholders (or RU Shareholders who are affiliates) who receive more than 25,000 Class A Ordinary Shares are subject to restrictions prohibiting the transfer, sale, pledge, or other disposition of the Class A Ordinary Shares as follows: (i) 100% of the Class A Ordinary Shares for six months from the date of the Share Exchange Agreement; (ii) two-thirds of the Class A Ordinary Shares for 12 months from the date of the Share Exchange Agreement; and (iii) one-third of the Class A Ordinary Shares for 18 months from the date of the Share Exchange Agreement. RU Shareholders (together with their affiliates) who receive 25,000 Class A Ordinary Shares or fewer will be released from such restrictions after six months following the date of the Share Exchange Agreement. The Company will be required to file a registration statement to register the resale of the Class A Ordinary Shares within 20 business days of the expiration of such lock-up restrictions.

The Share Exchange Agreement may be terminated prior to the Securities Exchange Closing: (i) by mutual written agreement of the Representative Shareholders and the Company; (ii) by either party if the other party has breached any representation, warranty, covenant or agreement resulting in or reasonably expected to result in a material adverse effect or would prevent or materially delay the consummation of the Securities Exchange; (iii) by any party if all conditions to such party’s obligations have not been satisfied or waived on or before the date falling 12 months from the date of the Share Exchange Agreement; or (iv) by any party if a permanent injunction or other order preventing or prohibiting consummation of the Securities Exchange has been issued and has become final and non-appealable.

In addition, the Share Exchange Agreement contains certain representations, warranties, limitations of liability, and indemnification provisions, and customary covenants.

Under each of the MAT Advisory Agreements, the Share Exchange Agreement will constitute a Definitive Agreement. Pursuant to the MAT Advisory Agreements and at the election of the Advisors, the Company was required to issue 95,000 Class A Ordinary Shares and customary pre-funded warrants to purchase up to an aggregate of 190,000 Class A Ordinary Shares to the Advisors on the first trading day after the execution of the Share Exchange Agreement. Such Class A Ordinary Shares and Class A Ordinary Shares issuable upon exercise of such Advisor Pre-Funded Warrants will be subject to certain registration requirements, as further disclosed under “—Mineral & Element Advisory Agreements” above.

Prior to the entry into the Share Exchange Agreement, there were no material relationships between the Company or any of the Company’s affiliates, including any director or officer of the Company, or any associate of any director or officer of the Company, and any of the RU Shareholders, except that certain RU Shareholders, which include Anthony Milewski, purchased an aggregate of $1,645,000 of the securities purchased under the Securities Purchase Agreement, dated as of February 14, 2026, between the Company and certain investors, which was previously disclosed in the Prior Form 6-K. Each of Anthony Milewski and two other RU Shareholders is also an Advisor under one of the MAT Advisory Agreements.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to generate revenue from QIND and Al Shola Gas, including LPG distribution and engineering services;

●	our ability to execute hydrogen and biomass steam project engineering and advisory contracts;

●	macroeconomic conditions affecting industrial gas demand and the hydrogen and biomass steam industries;

●	regulatory and compliance changes impacting hydrogen, biomass, and LPG businesses;

●	our ability to offer competitive pricing for our products and services;

●	our ability to broaden product and service offerings;

●	industry demand and competition; and

●	market conditions and our market position.

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

Revenue

During the period from December 1, 2024 to December 31, 2024, the Company solely generated revenue from its LPG distribution operations conducted through Al Shola Gas. During 2025, the Company continued to primarily generate revenue from its LPG distribution operations conducted through Al Shola Gas.

Revenue increased 798.1% to approximately €14.4 million for the year ended December 31, 2025, from approximately €1.6 million for the year ended December 31, 2024. The increase was primarily due to the inclusion of a full year of revenue from the Company’s indirect majority-owned subsidiary, Al Shola Gas, in 2025, compared to consolidation beginning in the fourth quarter of 2024 following its acquisition.

Cost of Sales

During 2024 and 2025, cost of sales primarily related to the purchase of gas in our LPG distribution operations.

Cost of sales increased 776.7% to approximately €10.2 million for the year ended December 31, 2025, from approximately €1.2 million for the year ended December 31, 2024. The increase was primarily due to (i) the inclusion of a full year of revenue from the Company’s majority-owned subsidiary, Al Shola Gas, in 2025, compared to consolidation beginning in the fourth quarter of 2024 following its acquisition, and (ii) higher revenue during the year ended December 31, 2025.

Administration Expenses

Administration expenses during the reported periods related primarily to wages and salaries, costs incurred to wind down dormant or discontinued subsidiaries, along with expenses related to QIND’s restructuring and personnel costs and the operations of the consolidated operations from Al Shola Gas’s LPG distribution operations due to its consolidation into the Company’s operations from December 1, 2024 to December 31, 2024 and fiscal year 2025. In 2024, administration expenses also included an impairment on inventory of €2.2 million in relation to the Legacy Hydrogen Entities. This impairment was booked as a consequence of customer contracts not being fulfilled due to the insolvency of Fusion Fuel Portugal.

Administration expenses decreased to approximately €11.9 million for the year ended December 31, 2025, from approximately €16.5 million for the year ended December 31, 2024. This decrease was primarily due to (i) the non-recurrence of the impairment on inventory of €2.2 million in relation to the Legacy Hydrogen Entities for the fiscal year ended December 31, 2024 described above, (ii) lower wages and salaries following the deconsolidation of the Legacy Hydrogen Entities and related headcount reductions, (iii) lower consulting fees, and (iv) the non-recurrence of a reclassification from cost of sales recorded in 2024, in each case partially offset by higher professional fees and other expenses associated with the consolidation of QIND (including Al Shola Gas) for the full year ended December 31, 2025.

Share-Based Payment (Expense)/Credit

Share-based payment (expense)/credit primarily consisted of the grant and cancellation of equity awards under the Fusion Fuel Green PLC 2021 Equity Incentive Plan (the “2021 Plan”).

Share-based payment (expense)/credit decreased 28.6% to approximately €1.6 million for the year ended December 31, 2025, from approximately €2.2 million for the year ended December 31, 2024, primarily due to lower vesting of equity awards than in 2024.

Net Finance Income

Net finance income consists of fair value gains/losses on the Company’s public warrants. The functional currency of the Company is the euro, and as the exercise price of the warrants was set in U.S. dollars, the warrants were considered a liability as a variable amount of cash in the Company’s functional currency would have been received on exercise. Accordingly, the warrants have been classified and accounted for as a derivative liability at fair value through profit or loss. The fair value of the warrants is determined with reference to the prevailing market price for warrants as reported by Nasdaq. Also included in the derivative financial instruments in 2024 are fair value gains/losses on the portion of the May 2024 Note that has been classified as a derivative liability under IFRS. These notes are classified and accounted for as a derivative liability at fair value through profit or loss due to the underlying variable conversion rate embedded in the notes.

Net finance income increased by 2,339.6% to approximately €5.6 million for the year ended December 31, 2025, from approximately €0.2 million for the year ended December 31, 2024, primarily driven by increased gains on the remeasurement of warrant-related derivative liabilities, reflecting changes in the Company’s share price during the period, as well as more favourable foreign exchange movements.

Comparison of the Years Ended December 31, 2024 and 2023

For a discussion comparing our consolidated statement of (loss)/profit and other comprehensive (loss)/ income for the years ended December 31, 2024 and 2023, see Item 5.A. “Operating Results” in our Annual Report on Form 20-F for the year ended December 31, 2024.

5.B. Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately €0.575 million. As of December 31, 2025, we also had total liabilities of €15.6 million, including debt of approximately €13.6 million. To date, we have financed our operations primarily through income generated from shares issued for cash, grants, and loans.

As of December 31, 2025, we anticipate that our levels of cash will only be sufficient to meet our cash needs for our operations and other cash requirements until December 31, 2026 and for at least 12 months beyond that period, including our costs associated with being a public reporting company, if we receive additional financing. We may also in the future require additional or alternative cash resources due to changing business conditions or to fund significant business investments or acquisitions. Since our own financial resources may be insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities in public offerings, private placements or credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Our auditor’s opinion included in our audited financial statements for the years ended December 31, 2025, 2024 and 2023 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. In recent years, we have suffered recurring losses from operations, negative working capital and cash outflows from operating activities, and therefore have been dependent upon external sources for financing our operations.

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

Net cash used in operating activities was approximately €8.2 million and approximately €8.3 million for the years ended December 31, 2025 and 2024, respectively. The decrease in net cash used in operating activities was primarily driven by lower operating losses and reduced non-cash adjustments, including the absence of significant inventory impairments and revenue impairment recorded in the prior year, partially offset by fair value movements on derivative financial instruments.

Net cash used in investing activities was approximately €0.5 million compared to net cash provided of approximately €0.8 million for the years ended December 31, 2025 and 2024, respectively. The increase in net cash used in investing activities compared to 2024 was primarily driven by the absence of significant government grant receipts recorded in the prior year, together with higher payments to subsidiaries’ shareholders and increased purchases of tangible assets.

Net cash provided by financing activities was approximately €8.9 million and approximately €6.5 million for the years ended December 31, 2025 and 2024, respectively. The increase in net cash provided by financing activities compared to 2024 was primarily driven by shareholder loan proceeds of approximately €3.9 million, proceeds from the July 2025 PIPE share issuance of approximately €1.6 million, and reduced lease liability payments, partially offset by lower proceeds from the issuance of ordinary shares under the Company’s at the market offering. Convertible note conversions during the year were non-cash transactions and accordingly did not contribute to financing cash flows; refer to Note 20 of the financial statements included elsewhere in this Annual Report for further details of non-cash investing and financing transactions.

ATM Offerings

During the year ended December 31, 2025, the Company sold 256,597 Class A Ordinary Shares in connection with an “at the market offering” (as defined in Item 10.C. “Material Contracts – At The Market Offering Agreement”) for net proceeds of $1.96 million (€1.67 million) and paid $0.06 million (€0.05 million) in commissions to H.C. Wainwright & Co., LLC (“Wainwright”) as part of these sales.

During the year ended December 31, 2024, the Company sold 67,013 Class A Ordinary Shares under the At Market Issuance Sales Agreement, dated as of June 6, 2022 (the “Prior ATM Agreement”), between the Company and B. Riley Securities, Inc., Fearnley Securities Inc. (“Fearnley”), and Wainwright, as the sales agents, for net proceeds of $6.4 million (€5.9 million) and paid $0.2 million (€0.2 million) in commissions to Fearnley and Wainwright as part of these sales.

Committed Equity Financing

On January 10, 2025, we entered into an Ordinary Shares Purchase Agreement, dated as of January 10, 2025 (the “Keystone Purchase Agreement”), with Keystone Capital Partners, LLC, a Delaware limited liability company (“Keystone”), and a Registration Rights Agreement, dated as of January 10, 2025 (the “Keystone Registration Rights Agreement”), with Keystone. Upon the terms and subject to the satisfaction of the conditions contained in the Keystone Purchase Agreement, we will have the right, in our sole discretion, to sell to Keystone up to $25,000,000 of Class A Ordinary Shares (subject to certain limitations contained in the Keystone Purchase Agreement), from time to time from after the Commencement Date (as defined below) and during the term of the Keystone Purchase Agreement. Sales of Class A Ordinary Shares pursuant to the Keystone Purchase Agreement, and the timing of any sales, will be solely at our option, and we will be under no obligation to sell any securities to Keystone under the Keystone Purchase Agreement. In accordance with our obligations under the Keystone Registration Rights Agreement, we filed a registration statement with the SEC to register under the Securities Act the resale by Keystone of up to 178,506 Class A Ordinary Shares, consisting of (i) up to 164,616 Class A Ordinary Shares that we may, in our sole discretion, elect to sell to Keystone, from time to time from and after the Commencement Date pursuant to the Keystone Purchase Agreement and (ii) 13,890 Class A Ordinary Shares (the “Commitment Shares”) we issued to Keystone as consideration for its commitment to purchase the Class A Ordinary Shares that we may, in our sole discretion, direct Keystone to purchase from us pursuant to the Keystone Purchase Agreement, from time to time from after the Commencement Date during the term of the Keystone Purchase Agreement.

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

As consideration for Keystone’s irrevocable commitment to purchase Class A Ordinary Shares upon the terms of and subject to satisfaction of the conditions set forth in the Keystone Purchase Agreement, following the execution and delivery of the Keystone Purchase Agreement, we issued to Keystone 13,890 Class A Ordinary Shares, i.e., the Commitment Shares. Pursuant to the Purchase Agreement, the number of the Commitment Shares was determined as the number of shares equal to $250,000, valued at 92% of the closing sale price on the trading day immediately preceding the closing date (i.e., 92% of $19.565 per share). In addition, as consideration for Keystone’s irrevocable commitment to purchase Class A Ordinary Shares upon the terms of and subject to satisfaction of the conditions set forth in the Keystone Purchase Agreement, we agreed to reimburse Keystone for reasonable out-of-pocket expenses, including the legal fees and disbursements of legal counsel, in the amount of $25,000.

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

Subject to specified exceptions included in the Keystone Purchase Agreement, we are restricted in our ability to enter into specified variable rate transactions during the term of the Keystone Purchase Agreement. Such transactions include, among others, the issuance of convertible securities with a conversion or exercise price that is based upon or varies with the trading price of our Class A Ordinary Shares after the date of issuance. Under a Limited Waiver and Consent, dated as of March 17, 2025, between us and Keystone (the “Equity Financing Waiver”), Keystone waived this restriction and any other restriction or condition that would be applicable under the Keystone Purchase Agreement relating to the Waived ATM. Pursuant to the Equity Financing Waiver, the Company may at any time enter into any agreement relating to the Waived ATM, the filing of a prospectus supplement to a prospectus contained in an effective registration statement that was filed under the Securities Act relating to the Waived ATM, the announcement of the Waived ATM, the issuance, offer, sale, or grant of any Class A Ordinary Shares relating to the Waived ATM, or the issuance, offer, sale, or grant of any securities in connection with either the provision of goods or services or settlement of any obligations that may otherwise arise with respect to the Waived ATM. The Equity Financing Waiver provides that the Company will use 25% of any gross proceeds received under the Waived ATM to make payments of outstanding interest, dividends and principal, as applicable, on any outstanding notes, instruments, or other obligations of the Company, at a rate of 120% of the greater of (i) the outstanding obligations and (ii) the intrinsic underlying value of such instrument.

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

Debt

February 2025 Private Placement of Senior Convertible Notes and Warrants

On February 28, 2025, the Company, entered into the February 2025 Securities Purchase Agreement with certain institutional investors (the “February 2025 Investors”), pursuant to which the February 2025 Investors and the Company agreed to execute and deliver to the February 2025 Investors certain Senior Convertible Notes (the “March 2025 Notes”) in the aggregate original principal amount of $1,300,000 and an aggregate purchase price of $1,000,000, and certain warrants (the “March 2025 Warrants”) to initially purchase an aggregate of 81,840 Class A Ordinary Shares. On March 3, 2025, the closing of the February 2025 Securities Purchase Agreement occurred. In satisfaction of the conditions to closing, on March 3, 2025, the Company entered into a Registration Rights Agreement, dated as of March 3, 2025 (the “March 2025 Registration Rights Agreement”), with the February 2025 Investors, and issued the March 2025 Notes and the March 2025 Warrants to the February 2025 Investors.

February 2025 Securities Purchase Agreement

The February 2025 Securities Purchase Agreement contained the following provisions:

Until the earlier to occur of (a) the first date that the Class A Ordinary Shares underlying the March 2025 Notes and the March 2025 Warrants that were required to be included in the initial registration statement of the Company filed under the Securities Act covering the March 2025 Registrable Securities pursuant to the March 2025 Registration Rights Agreement (the “March 2025 Registrable Securities”) was declared effective by the SEC (and each prospectus contained therein was available for use on such date) (the “Initial March 2025 Securities Registration Statement”), and (b) the first date on which all of the March 2025 Registrable Securities were eligible to be resold by the February 2025 Investors pursuant to Rule 144 under the Securities Act (“Rule 144”) (or if (x) the Company failed for any reason to satisfy the requirements of Rule 144(c)(1), including, without limitation, the failure to satisfy the current public information requirement under Rule 144(c) or (y) the Company failed to satisfy any condition set forth in Rule 144(i)(2), if applicable (a “Current Public Information Failure”), the date such Current Public Information Failure was cured) (the “March 2025 Securities Applicable Date”), and at any time thereafter while any registration statement filed pursuant to the March 2025 Registration Rights Agreement (“March 2025 Securities Registration Statement”) was not effective or the prospectus contained therein was not available for use or any Current Public Information Failure existed, the Company could not file a registration statement or offering statement under the Securities Act relating to securities that were not the March 2025 Registrable Securities, other than certain amendments or supplements to outstanding effective registration statements, registration statements on Form S-8, a registration statement registering for resale Class A Ordinary Shares pursuant to an equity line of credit offered to the lead February 2025 Investor (“Permitted ELOC”), or a registration statement required pursuant to the January 2025 Registration Rights Agreement. Pursuant to a Limited Waiver or Amended and Restated Limited Waiver, dated as of March 26, 2025, between each holder of the March 2025 Notes, each holder of the January 2025 Notes, and the Company (the “January/March 2025 Note Waivers”), the filing of a registration statement on Form F-3 (or amendment or supplement thereto) pursuant to Rule 415(a)(6) under the Securities Act was not subject to this restriction.

Until the 90th trading day after the March 2025 Securities Applicable Date and at any time thereafter while any March 2025 Securities Registration Statement was not effective or the prospectus contained therein was not available for use or any Current Public Information Failure existed (the “March 2025 Securities Restricted Period”), the Company could not directly or indirectly issue, offer, sell, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant of any option or right to purchase or other disposition of) any equity or debt security (a “March 2025 Securities Subsequent Placement”), subject to exceptions for a Permitted ELOC and certain customary exceptions. The February 2025 Securities Purchase Agreement waived the application of a similar prohibition in the January 2025 Purchase Agreement with respect to the transactions contemplated by the February 2025 Securities Purchase Agreement.

While any March 2025 Notes remained outstanding, the Company could not enter into a Variable Rate Transaction (as defined in the February 2025 Securities Purchase Agreement) other than a Permitted ELOC or a Permitted ATM (as defined in the February 2025 Securities Purchase Agreement). The February 2025 Securities Purchase Agreement waived the application of a similar prohibition under the January 2025 Purchase Agreement with respect to the transactions contemplated by the February 2025 Securities Purchase Agreement.

Until September 3, 2025, the February 2025 Investors had a right of first refusal as to 20% of any March 2025 Securities Subsequent Placement under the February 2025 Securities Purchase Agreement, based on the February 2025 Investors’ pro rata portion of the aggregate original principal amount of the March 2025 Notes. The February 2025 Securities Purchase Agreement waived the application of a similar right under the January 2025 Purchase Agreement with respect to the transactions contemplated by the February 2025 Securities Purchase Agreement.

While any March 2025 Notes remained outstanding, the Company also could not (i) redeem or declare a dividend on any securities without prior written consent of the February 2025 Investors; or (ii) effect more than one reverse share split that would be required to maintain the Company’s listing on Nasdaq without the prior written consent of the Required Holders.

While any of the March 2025 Notes or any of the March 2025 Warrants remained outstanding, the Company was required to reserve at least 150% of the sum of the maximum number of Class A Ordinary Shares (x) into which the March 2025 Notes could be converted, assuming that the March 2025 Notes were convertible at 80% of the lowest VWAP of the Class A Ordinary Shares during the five consecutive trading days immediately prior to the date on which the Company received written notice of a conversion from a holder (the “March 2025 Notes Alternate Conversion Price”) assuming an Alternate Conversion Date (as defined in the March 2025 Notes) as of such applicable date of determination, and including interest through the date of maturity, and (y) issuable upon exercise of the March 2025 Warrants.

In addition, the February 2025 Securities Purchase Agreement provided that on or before April 2, 2025, unless extended with the Required Holders’ written consent, the Company was required to obtain the consent of the assignee of the Lead Holder (as defined in the November 2023 Subscription Agreement) to the transactions contemplated by the February 2025 Securities Purchase Agreement and the specified transaction documents.

The February 2025 Securities Purchase Agreement provided that the Company was required to reimburse the lead February 2025 Investor a non-accountable amount of $35,000 for costs and expenses in connection with the transaction, including reasonable legal fees.

The February 2025 Securities Purchase Agreement provided that the Company could not disclose any material non-public information regarding the Company to any of the February 2025 Investors without its prior written consent.

The February 2025 Securities Purchase Agreement also waived in part certain requirements under the January 2025 Registration Rights Agreement, such that the initial registration statement required to be filed under the January 2025 Registration Rights Agreement was required to be filed no later than March 30, 2025, and was required to be declared effective by the SEC no later than 90 days after the date of the closing under the February 2025 Securities Purchase Agreement.

The February 2025 Securities Purchase Agreement also contained customary closing conditions, representations and warranties, covenants, indemnification provisions, and termination provisions.

March 2025 Notes

General. Two of the March 2025 Notes were issued in the aggregate original principal amount of $406,250 with an original issue discount of 20% for an aggregate purchase price of $325,000 and one of the March 2025 Notes was issued in the original principal amount of $893,750 with an original issue discount of approximately 24.48% for a purchase price of $675,000. On the date of the maturity of the March 2025 Notes, the Company was required to pay to the holders an amount in cash representing 100% of all outstanding principal, accrued and unpaid interest and unpaid late charges. The March 2025 Notes were convertible into Class A Ordinary Shares at any time at the option of the holders and, with respect to interest payments where certain conditions are met by the Company, were also subject to certain redemption rights of the holders and the Company, as described further below. Other than as described below, the Company generally could not prepay any portion of outstanding principal, accrued and unpaid interest or accrued and unpaid late charges under the March 2025 Notes.

Ranking. All payments due under the March 2025 Notes were senior to all other indebtedness of the Company, other than certain existing and other permitted debts.

Maturity Date. Unless converted or redeemed, the March 2025 Notes would mature on September 3, 2026, subject to such holder’s right to extend such date in certain circumstances.

Interest Rate. The March 2025 Notes accrued interest at an annual rate equal to 8% per annum which was payable monthly in securities of the Company subject to the conditions described below, or, at the Company’s option, in cash. Upon an event of default under the March 2025 Notes, the interest rate increased to 22% per annum until such default was cured.

Late Charges. The Company was required to pay late charges of 18% per annum on any amount of principal or other amounts that are not paid when due.

Conversion at Option of Holder. At any time after issuance, all amounts due under the March 2025 Notes were convertible at any time, in whole or in part, at the holder’s option, into Class A Ordinary Shares at a price of $15.274 per share, subject to proportional adjustment upon the occurrence of any share split, share dividend, share combination or similar transaction (the “March 2025 Notes Conversion Price”). Upon a holder’s conversion of a March 2025 Note, the amount of Class A Ordinary Shares into which such March 2025 Note was convertible was equal to the principal amount to be converted under such March 2025 Note plus any accrued and unpaid interest, and accrued and unpaid late charges on such principal and interest, if any.

Alternate Optional Conversion. From and after the occurrence of an event of default, a holder could alternatively elect to convert (a “March 2025 Notes Alternate Optional Conversion”) such holder’s March 2025 Notes into an amount of Class A Ordinary Shares equal to 115% of the converted dollar amount at the March 2025 Notes Alternate Conversion Price, which would be equal to the lowest of (a) the March 2025 Notes Conversion Price then in effect; and (b) the greater of (x) a floor price initially equal to $2.7755, as adjusted to equal 20% of the lower of the closing price or the average closing price for the five consecutive trading days immediately prior to every six-month anniversary of the issuance date of the March 2025 Notes, and any share split, share dividend, share combination or similar transaction (the “March 2025 Notes Floor Price”), and (y) 80% of the lowest VWAP of the Class A Ordinary Shares during the five consecutive trading days immediately prior to the date on which the Company received written notice of such conversion from such holder.

Conversion of Interest at Option of Company. For each required payment of interest, the Company could pay such interest by converting the interest amount and issuing a number of Class A Ordinary Shares (a “March 2025 Notes Interest Conversion”) equal to the interest amount multiplied by a price equal to the lower of (i) the applicable March 2025 Notes Conversion Price as in effect, and (ii) the greater of (x) the March 2025 Notes Floor Price then in effect and (y) 90% of the lowest VWAP of the Class A Ordinary Shares during the seven consecutive trading days ending and including the trading day immediately preceding the applicable interest date (the “March 2025 Notes Interest Conversion Price”), so long as there was no Equity Conditions Failure (as defined in the March 2025 Notes).

Limitations on Conversion. The March 2025 Note holders did not have the right to convert any portion of any March 2025 Note to the extent that, after giving effect to such conversion, such holder (together with certain related parties) would beneficially own in excess of 4.99% (the “January/March 2025 Securities Maximum Percentage”) of Class A Ordinary Shares outstanding immediately after giving effect to such conversion. The January/March 2025 Securities Maximum Percentage could be raised or lowered to any other percentage not in excess of 9.99%, at the option of each holder, provided that any increase would only be effective upon 61 days’ prior written notice to the Company.

Distribution Participation Rights. If the Company issued options, convertible securities, warrants, shares, or similar securities or distributed assets pro rata to holders of the Class A Ordinary Shares, each of the March 2025 Note holders had the right to acquire the same as if such holder had converted such holder’s March 2025 Notes in full, except that to the extent that such acquisition would result in such holder exceeding the January/March 2025 Securities Maximum Percentage, the securities or assets distribution to such holder would be held in abeyance until such distribution would not cause the January/March 2025 Securities Maximum Percentage to be exceeded.

Floor Price Adjustment Payment. If the March 2025 Notes Floor Price was applicable to a March 2025 Notes Alternate Optional Conversion or a March 2025 Notes Interest Conversion, the Company was required to pay the respective holder an amount in cash equal to the product of (x) the higher of (i) the highest price of the Class A Ordinary Shares on the trading day before the conversion and (ii) the applicable March 2025 Notes Alternate Conversion Price or March 2025 Notes Interest Conversion Price and (y) the difference obtained by subtracting (I) the number of Class A Ordinary Shares to be issued with respect to such March 2025 Notes Alternate Optional Conversion or March 2025 Notes Interest Conversion from (II) the quotient obtained by dividing (x) the applicable conversion amount or amount of interest by (y) the applicable March 2025 Notes Alternate Conversion Price or March 2025 Notes Interest Conversion Price without giving effect to the portion of the March 2025 Notes Alternate Conversion Price or the March 2025 Notes Interest Conversion Price, as applicable, relating to the March 2025 Notes Floor Price.

Antidilution Rights. The March 2025 Notes had full-ratchet antidilution rights, i.e., the March 2025 Notes Conversion Price would be reduced to equal any lower price per share of any securities issued by the Company, subject to certain customary exceptions, in the manner provided for in the March 2025 Notes. Under the January/March 2025 Note Waivers, these antidilution rights did not apply to Class A Ordinary Shares sold under an “at the market offering” (as defined in Rule 415(a)(4) under the Securities Act) between the Company and Wainwright, under which the Company could offer and sell to or through Wainwright, as sales agent, the Class A Ordinary Shares (the “Waived ATM”). The conversion price formulas and number of shares issuable upon conversion of the March 2025 Notes were also proportionately adjusted for any share split or reverse share split or similar event.

Share Split Adjustments. Upon any share split or reverse share split or similar event, the March 2025 Notes Conversion Price would be reduced to a price equal to the quotient determined by dividing (x) the sum of the VWAP of the Class A Ordinary Shares for each of the five trading days with the lowest VWAP of the Class A Ordinary Shares during the 15 consecutive trading days ending and including the trading day immediately preceding the 16th trading day after such event, divided by five.

Applicable Date Adjustments. On the 90th calendar day after the March 2025 Securities Applicable Date, the March 2025 Notes Conversion Price would be reduced to equal the lower of (i) the applicable March 2025 Notes Conversion Price as in effect on the applicable adjustment date, and (ii) the greater of (x) the March 2025 Notes Floor Price then in effect and (y) the lowest VWAP of the Class A Ordinary Shares during the 20 consecutive trading days ending and including the trading day immediately preceding the applicable adjustment date.

Company Optional Redemption. At any time, the Company could redeem in cash all, but not less than all, of the March 2025 Notes at a 15% redemption premium to the greater of (a) the amount then outstanding under the March 2025 Notes, and (b) the product of (1) the quotient of (A) the amount outstanding divided by (b) the March 2025 Notes Alternate Conversion Price then in effect multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding the redemption date and ending on the trading day immediately prior to the date the Company made the entire redemption payment.

Change of Control Redemption. Upon a Change of Control (as defined in the March 2025 Notes), the holder of any March 2025 Note could require the Company to redeem in cash all, or any portion, of such March 2025 Note at a 15% redemption premium to the greater of (a) the amount being redeemed, (b) the product of (x) the amount being redeemed multiplied by (y) the quotient determined by dividing (I) the greatest closing sale price of the Class A Ordinary Shares during the period beginning on the date immediately preceding the earlier to occur of (1) the consummation of the applicable Change of Control and (2) the public announcement of such Change of Control and ending on the date of such holder’s Change of Control redemption notice by (II) the March 2025 Notes Conversion Price then in effect, and (c) the product of (x) the amount being redeemed multiplied by (y) the quotient of (I) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Class A Ordinary Share to be paid to the holders of the Class A Ordinary Shares upon consummation of such Change of Control (any such non-cash consideration constituting publicly-traded securities to be valued at the highest of the closing sale price of such securities as of the trading day immediately prior to the consummation of such Change of Control, the closing sale price of such securities on the trading day immediately following the public announcement of such proposed Change of Control and the closing sale price of such securities on the trading day immediately prior to the public announcement of such proposed Change of Control) divided by (II) the March 2025 Notes Conversion Price then in effect.

Subsequent Placement Optional Redemption and Exchange Rights. Upon the occurrence of a March 2025 Securities Subsequent Placement, subject to certain customary exceptions, the holder of any March 2025 Note could require the Company to redeem such March 2025 Note, in whole or in part, using the Holder Pro Rata Amount (as defined in the March 2025 Notes) of 25% (or, if such March 2025 Securities Subsequent Placement included sales during the March 2025 Securities Restricted Period of securities pursuant to any at-the-market offering, 30%, except as provided under the January/March 2025 Note Waivers, as described below) of the gross proceeds of such March 2025 Securities Subsequent Placement (the “March 2025 Securities Subsequent Placement Optional Redemption Right”). Upon exercise of the March 2025 Securities Subsequent Placement Optional Redemption Right, the Company was required to pay in cash at a price equal to 115% of the greater of (i) the amount being redeemed and (ii) the product of (1) the quotient of (A) the amount being redeemed divided by (b) the March 2025 Notes Alternate Conversion Price then in effect multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding notice of the redemption and ending on the trading day immediately prior to the date the Company made the entire required payment.

In addition, at the option of the holders of the March 2025 Notes, the Company was required to permit each of such holders to participate in the March 2025 Securities Subsequent Placement by exchanging all or any part of such holder’s March 2025 Notes against the purchase price of the securities offered in the March 2025 Securities Subsequent Placement up to the March 2025 Securities Subsequent Placement redemption amount that would otherwise be paid to such holder (the “March 2025 Securities Subsequent Placement Exchange Right”). The aggregate amount of the securities to be issued to such holder in such exchange would be equal to 120% of the greater of (i) the amount being redeemed and (ii) the product of (1) the quotient of (A) the amount being redeemed divided by (b) the March 2025 Notes Alternate Conversion Price then in effect multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding notice of the redemption and ending on the trading day immediately prior to the consummation of such March 2025 Securities Subsequent Placement.

The January/March 2025 Note Waivers provided that the March 2025 Securities Subsequent Placement Optional Redemption Right and the March 2025 Securities Subsequent Placement Exchange Right would be waived with respect to the Waived ATM, and instead provided that 25% of the gross proceeds from any sale of securities pursuant to the Waived ATM must be used to redeem each of the March 2025 Notes at a premium of 120%.

Asset Sale Redemption. Upon the occurrence of certain asset sales, the holder of any March 2025 Note could require the Company to redeem such March 2025 Note, in whole or in part, using the Holder Pro Rata Amount of 25% of the net proceeds from such asset sale. Upon such redemption, the Company was required to pay in cash at a price equal to 115% of the greater of (i) the amount being redeemed and (ii) the product of (1) the quotient of (A) the amount being redeemed divided by (B) the March 2025 Notes Alternate Conversion Price then in effect multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding notice of the redemption and ending on the trading day immediately prior to the date the Company made the entire required payment.

Event of Default Redemption. Upon any event of default, each holder could require the Company to redeem in cash all or any portion of the amounts due under such holder’s March 2025 Notes at a price equal to the greater of (i) the product of (A) the amount to be redeemed multiplied by (B) 115% and (ii) the product of (X) the quotient of (a) the amount to be redeemed divided by (b) the March 2025 Notes Alternate Conversion Price then in effect multiplied by (Y) the product of (1) 115% multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding such event of default and ending on the date the Company made the entire payment.

Bankruptcy Event of Default Redemption. Upon any event of default relating to the bankruptcy or similar event of the Company, the Company would be required to immediately pay each holder in cash all amounts due under such holder’s March 2025 Notes at a 15% premium.

Redemption Payment Failure. In the event of a redemption by any holder of the March 2025 Notes and the Company does not pay the applicable redemption price to such holder within the time period required, at any time thereafter and until the Company paid such unpaid redemption price in full, such holder had the option, in lieu of redemption, to require the Company to promptly return to such holder all or any portion of such March 2025 Notes representing the amount that was submitted for redemption and for which the applicable redemption price (together with any late charges thereon) has not been paid. Upon the Company’s receipt of such notice, (x) the applicable redemption notice would be null and void with respect to such redemption amount, (y) the Company was required to immediately return such March 2025 Notes, or issue new notes to such holder, and in each case the principal amount of such March 2025 Notes or such new notes was to be increased by an amount equal to the difference between (1) the applicable redemption price (as adjusted, if applicable) minus (2) the principal portion of the amount submitted for redemption and (z) the March 2025 Notes Conversion Price would be automatically adjusted with respect to each conversion effected thereafter by such holder to the lowest of (A) the March 2025 Notes Conversion Price as in effect on the date on which the applicable redemption notice was voided, (B) the greater of (i) the March 2025 Notes Floor Price then in effect and (ii) 75% of the lowest closing bid price of the Class A Ordinary Shares during the period beginning on and including the date on which the applicable redemption notice was delivered to the Company and ending on and including the date on which the applicable redemption notice was voided and (C) the greater of (x) the March 2025 Notes Floor Price then in effect and (y) 75% of the quotient of (I) the sum of the five lowest VWAPs of the Class A Ordinary Shares during the 20 consecutive trading days ending and including the applicable conversion date, divided by (II) five.

Certain Covenants; Reservation of Shares. While any March 2025 Notes were outstanding, the Company could not incur or guarantee any debts or liens, pay cash dividends or effect redemptions on its shares, make certain asset sales, or change the nature of its business, and was required to comply with certain other customary covenants. In addition, the Company was required to reserve at least 150% of the number of Class A Ordinary Shares into which the March 2025 Notes may be converted, assuming conversion by way of a March 2025 Notes Alternate Optional Conversion.

Fundamental Transactions. The Company could not enter into a Fundamental Transaction (as defined in the March 2025 Notes) unless the successor entity assumed all obligations of the Company under the March 2025 Notes and specified transaction documents. Prior to the occurrence of a Fundamental Transaction, the March 2025 Note holders had the right to (i) in addition to the Class A Ordinary Shares receivable upon any conversion, such securities or other assets to which such holders would have been entitled with respect to such Class A Ordinary Shares had such Class A Ordinary Shares been held by such holders upon the consummation of such Fundamental Transaction (without taking into account any limitations or restrictions on the convertibility of the March 2025 Notes), if any, or (ii) in lieu of the Class A Ordinary Shares otherwise receivable upon such conversion, such securities or other assets received by the holders of Class A Ordinary Shares in connection with the consummation of such Fundamental Transaction, if any, in such amounts as such holders would have been entitled to receive had the March 2025 Notes initially been issued with conversion rights for the form of such consideration (as opposed to Class A Ordinary Shares) at a conversion rate for such consideration commensurate with the number of Class A Ordinary Shares issuable upon conversion of the conversion amount by the March 2025 Notes Conversion Price.

Penalty for Late Delivery of Shares Upon Conversion; Buy-In Payments. The March 2025 Notes provided that if the Company failed to deliver Class A Ordinary Shares upon conversion of any March 2025 Notes when and as required, the Company was required to pay the holders of such March 2025 Notes an amount equal to 2% of the product of (A) the sum of the number of Class A Ordinary Shares not delivered to such holders by the required delivery date, multiplied by (B) any trading price of the Class A Ordinary Shares selected by such holders in writing as in effect at any time during the period beginning on the applicable conversion date and ending on the date that the shares were delivered. In addition, the March 2025 Notes provided that if any holder conducted a Buy-In (as defined in the March 2025 Notes) upon failure to deliver any Class A Ordinary Shares issuable upon conversion when and as required, the Company would be required to pay such holder the Buy-In Payment Amount (as defined in the March 2025 Notes).

March 2025 Warrants

Exercise Price. The March 2025 Warrants were initially exercisable for cash at an exercise price equal to $15.274 per Class A Ordinary Share (the “March 2025 Warrants Exercise Price”), subject to adjustment as set forth therein.

Antidilution Rights. The March 2025 Warrants had full-ratchet antidilution rights, i.e., the March 2025 Warrants Exercise Price would be reduced to equal any lower price per share of any securities issued by the Company, subject to certain customary exceptions, in the manner provided for in the March 2025 Warrants. Under the January/March 2025 Note Waivers, these antidilution rights did not apply to Class A Ordinary Shares sold under the Waived ATM. The exercise price formulas and number of shares issuable upon exercise of the March 2025 Warrants would also be proportionately adjusted for any share split or reverse share split or similar event.

Share Split Adjustments. Upon any share split or reverse share split or similar event, the March 2025 Warrants Exercise Price would be reduced to a price equal to the quotient determined by dividing (x) the sum of the VWAP of the Class A Ordinary Shares for each of the five trading days with the lowest VWAP of the Class A Ordinary Shares during the 15 consecutive trading days ending and including the trading day immediately preceding the 16th trading day after such event, divided by five.

Applicable Date Adjustments. On the 90th calendar day after each March 2025 Securities Applicable Date, the March 2025 Warrants Exercise Price would be reduced to equal the lower of (i) the applicable March 2025 Warrants Exercise Price as in effect on the applicable adjustment date, and (ii) the greater of (x) the March 2025 Notes Floor Price then in effect and (y) the lowest VWAP of the Class A Ordinary Shares during the 20 consecutive trading days ending and including the trading day immediately preceding the applicable adjustment date.

Number of Warrant Shares Adjustment. In the event of any adjustment to the March 2025 Warrants Exercise Price, the number of Class A Ordinary Shares issuable upon the exercise of the March 2025 Warrants would also be adjusted so that the aggregate March 2025 Warrants Exercise Price would be the same immediately before and immediately after any such adjustment.

Exercise Period. The March 2025 Warrants were exercisable beginning on the issuance date of the March 2025 Warrants and expiring on the third anniversary of the issuance date.

Cashless Exercise. If at the time of exercise of any March 2025 Warrant, there was no effective registration statement registering the Class A Ordinary Shares underlying the March 2025 Warrants, such March 2025 Warrant could be exercised on a cashless basis pursuant to its terms.

Limitations on Exercise. The March 2025 Warrant holders did not have the right to exercise any portion of any March 2025 Warrant to the extent that, after giving effect to such exercise, such holder (together with certain related parties) would beneficially own in excess of the January/March 2025 Securities Maximum Percentage after giving effect to such exercise. The January/March 2025 Securities Maximum Percentage could be raised or lowered to any percentage not in excess of 9.99%, at the option of such holder, provided that any increase would only be effective upon 61 days’ prior written notice to the Company.

Distribution Participation Rights. If the Company issued options, convertible securities, warrants, shares, or similar securities or distributes assets pro rata to holders of the Class A Ordinary Shares, each of the March 2025 Warrant holders would have the right to acquire the same as if such holder had exercised such holder’s March 2025 Warrants in full, except that to the extent that such acquisition would result in such holder exceeding the January/March 2025 Securities Maximum Percentage, the securities or assets distribution to such holder would be held in abeyance until such distribution would not cause the January/March 2025 Securities Maximum Percentage to be exceeded.

Reservation of Shares. While any March 2025 Warrants were outstanding, the Company was required to reserve at least 150% of the maximum number of Class A Ordinary Shares as would be necessary to satisfy the Company’s obligation to issue Class A Ordinary Shares under the March 2025 Warrants.

Fundamental Transactions. The Company could not enter into a Fundamental Transaction (as defined in the March 2025 Warrants) unless the successor entity assumed all obligations of the Company under the March 2025 Warrants and specified transaction documents. Upon a Fundamental Transaction, the March 2025 Warrant holders would thereafter have the right to receive upon an exercise such shares, securities, cash, assets or any other property which such holders would have been entitled to receive upon the happening of the Fundamental Transaction had such holders’ March 2025 Warrants been exercised immediately prior to the Fundamental Transaction, if any.

Change of Control Redemption Rights. Upon the occurrence or public disclosure of a Change of Control (as defined in the March 2025 Warrants), each of the March 2025 Warrant holders had the right to require the Company to repurchase the unexercised portion of such holder’s March 2025 Warrants for an amount of cash based on an option pricing model reasonably acceptable to such holder and the Company.

Penalty for Late Delivery of Shares Upon Exercise; Buy-In Payments. The March 2025 Warrants provided that if the Company failed to deliver Class A Ordinary Shares upon exercise of any March 2025 Warrants when and as required, the Company was required to pay the holders of such March 2025 Warrants an amount equal to 2% of the product of (A) the sum of the number of Class A Ordinary Shares not delivered to such holders by the required delivery date, multiplied by (B) any trading price of the Class A Ordinary Shares selected by such holders in writing as in effect at any time during the period beginning on the applicable exercise date and ending on the date that the shares were delivered. In addition, the March 2025 Warrants provided that if any holder conducted a Buy-In (as defined in the March 2025 Warrants) upon failure to deliver any Class A Ordinary Shares issuable upon exercise when and as required, the Company would be required to pay such holder the Buy-In Payment Amount (as defined in the March 2025 Warrants).

March 2025 Registration Rights Agreement

Under the March 2025 Registration Rights Agreement, the Company agreed to register the resale of the March 2025 Registrable Securities, which was the number of Class A Ordinary Shares equal to the product of 150% of the aggregate original principal amount of $1,300,000 outstanding under the March 2025 Notes as of March 24, 2025, divided by the March 2025 Notes Alternate Conversion Price as of the time of determination. The Company was required to file the Initial March 2025 Securities Registration Statement with the SEC within 45 calendar days after the date of the closing under the February 2025 Securities Purchase Agreement and to have the Initial March 2025 Securities Registration Statement declared effective by the SEC within 90 days after the date of such closing. If the number of Class A Ordinary Shares registered for resale on the Initial March 2025 Securities Registration Statement was deemed insufficient, the Company was required to file a new March 2025 Securities Registration Statement covering the deficient number within 15 days, taking into account any SEC staff position as to whether such March 2025 Securities Registration Statement would be permitted, and have such new Registration Statement declared effective within 90 days. The number of Class A Ordinary Shares registered for resale would be considered insufficient if at any time the number of Class A Ordinary Shares available for resale under the applicable March 2025 Securities Registration Statement was less than the product determined by multiplying (i) the March 2025 Registrable Securities as of such time by (ii) 0.90. Each March 2025 Securities Registration Statement was required to remain effective and available for the resale of all securities required to be registered for resale until all such securities were resold or such securities could be resold without restriction pursuant to Rule 144.

Upon a failure (a) to file a March 2025 Securities Registration Statement, (b) have a March 2025 Securities Registration Statement declared effective by the required date, (c) maintain the effectiveness of a March 2025 Securities Registration Statement, or (d) maintain the availability of the prospectus contained in a March 2025 Securities Registration Statement for use, then the Company was required to pay each February 2025 Investor an amount in cash equal to 1% of the original principal amount under such February 2025 Investor’s March 2025 Note on the date of the failure, and every 30-day anniversary until the failure was cured.

The March 2025 Registration Rights Agreement also provided the February 2025 Investors certain piggyback registration rights if there was not an effective March 2025 Securities Registration Statement covering all of the securities that must be registered under the March 2025 Securities Registration Statement under the March 2025 Registration Rights Agreement.

The March 2025 Registration Rights Agreement also contained certain customary covenants and indemnification provisions.

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

January 2025 Purchase Agreement

The January 2025 Purchase Agreement contained the following provisions:

Until the earlier to occur of (a) the first date that the Class A Ordinary Shares underlying the January 2025 Notes and the January 2025 Warrants that were required to be included on the initial registration statement of the Company filed under the Securities Act covering the January 2025 Registrable Securities pursuant to the January 2025 Registration Rights Agreement (the “January 2025 Registrable Securities”) was declared effective by the SEC (and each prospectus contained therein is available for use on such date) (the “Initial January 2025 Securities Registration Statement”), and (b) the first date on which all of the January 2025 Registrable Securities were eligible to be resold by the January 2025 Investors pursuant to Rule 144 (or if a Current Public Information Failure occurred, the date such Current Public Information Failure was cured) (the “January 2025 Securities Applicable Date”), and at any time thereafter while any registration statement filed pursuant to the January 2025 Registration Rights Agreement (“January 2025 Securities Registration Statement”) was not effective or the prospectus contained therein was not available for use or any Current Public Information Failure existed, the Company could not file a registration statement or offering statement under the Securities Act relating to securities that were not the January 2025 Registrable Securities, other than certain amendments or supplements to outstanding effective registration statements, registration statements on Form S-8, or a registration statement registering for resale Class A Ordinary Shares pursuant to a Permitted ELOC. Pursuant to the January/March 2025 Note Waivers, the filing of a registration statement on Form F-3 (or amendment or supplement thereto) pursuant to Rule 415(a)(6) under the Securities Act was not subject to this restriction.

Until the 90th trading day after the January 2025 Securities Applicable Date and at any time thereafter while any January 2025 Securities Registration Statement was not effective or the prospectus contained therein was not available for use or any Current Public Information Failure existed (the “January 2025 Securities Restricted Period”), the Company could not directly or indirectly issue, offer, sell, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant of any option or right to purchase or other disposition of) any equity or debt security (a “January 2025 Securities Subsequent Placement”), subject to exceptions for a Permitted ELOC and certain customary exceptions. Pursuant to the February 2025 Securities Purchase Agreement, the application of this prohibition was waived with respect to the transactions contemplated by the February 2025 Securities Purchase Agreement.

While any January 2025 Notes remained outstanding, the Company could not enter into a Variable Rate Transaction (as defined in the January 2025 Purchase Agreement) other than a Permitted ELOC or a Permitted ATM (as defined in the January 2025 Purchase Agreement). Pursuant to the February 2025 Securities Purchase Agreement, the application of this prohibition was waived with respect to the transactions contemplated by the February 2025 Securities Purchase Agreement.

Until July 10, 2025, the January 2025 Investors had a right of first refusal as to 20% of any January 2025 Securities Subsequent Placement under the January 2025 Purchase Agreement, based on the January 2025 Investors’ pro rata portion of the aggregate original principal amount of the January 2025 Notes. Pursuant to the February 2025 Securities Purchase Agreement, the application of this right was waived with respect to the transactions contemplated by the February 2025 Securities Purchase Agreement.

While any January 2025 Notes remained outstanding, the Company also could not (i) redeem or declare a dividend on any securities without prior written consent of the January 2025 Investors; or (ii) effect more than one reverse share split that would be required to maintain the Company’s listing on Nasdaq without the prior written consent of the Required Holders.

While any of the January 2025 Notes or any of the January 2025 Warrants remained outstanding, the Company was required to reserve at least 150% of the sum of the maximum number of Class A Ordinary Shares (x) into which the January 2025 Notes could be converted, assuming that the January 2025 Notes were convertible at 80% of the lowest VWAP of the Class A Ordinary Shares during the five consecutive trading days immediately prior to the date on which the Company received written notice of a conversion from a holder (the “January 2025 Notes Alternate Conversion Price”) assuming an Alternate Conversion Date (as defined in the January 2025 Notes) as of such applicable date of determination, and including interest through the date of maturity, and (y) issuable upon exercise of the January 2025 Warrants.

In addition, the January 2025 Purchase Agreement provided that on or before February 9, 2025, unless extended with the Required Holders’ written consent, the Company was required to obtain the consent of the assignee of the Lead Holder (as defined in the November 2023 Subscription Agreement) to the transactions contemplated by the January 2025 Purchase Agreement and the specified transaction documents.

The January 2025 Purchase Agreement provided that the Company would reimburse the lead January 2025 Investor a non-accountable amount of $75,000 for costs and expenses in connection with the transaction, including reasonable legal fees.

The January 2025 Purchase Agreement provided that the Company could not disclose any material non-public information regarding the Company to any of the January 2025 Investors without its prior written consent.

The January 2025 Purchase Agreement also contained customary closing conditions, representations and warranties, covenants, indemnification provisions, and termination provisions.

January 2025 Notes

General. Three of the January 2025 Notes were issued in the aggregate original principal amount of $796,875 with an original issue discount of 20% for an aggregate purchase price of $637,500, and one of the January 2025 Notes was issued in the original principal amount of $434,375 with an original issue discount of approximately 10.79% for a purchase price of $387,500. On the date of the maturity of the January 2025 Notes, the Company was required to pay to the holders an amount in cash representing 100% of all outstanding principal, accrued and unpaid interest and unpaid late charges. The January 2025 Notes were convertible into Class A Ordinary Shares at any time at the option of the holders and, with respect to interest payments where certain conditions are met, by the Company, and were also subject to certain redemption rights of the holders and the Company, as described further below. Other than as described below, the Company generally could not prepay any portion of outstanding principal, accrued and unpaid interest or accrued and unpaid late charges under the January 2025 Notes.

Ranking. All payments due under the January 2025 Notes were senior to all other indebtedness of the Company, other than certain existing and other permitted debts.

Maturity Date. Unless converted or redeemed, the January 2025 Notes would mature on July 10, 2026, subject to the holder’s right to extend such date in certain circumstances.

Interest Rate. The January 2025 Notes accrued interest at an annual rate equal to 8% per annum which was payable monthly in securities of the Company subject to the conditions described below, or, at the Company’s option, in cash. Upon an event of default under the January 2025 Notes, the interest rate increased to 22% per annum until such default was cured.

Late Charges. The Company was required to pay late charges of 18% per annum on any amount of principal or other amounts that are not paid when due.

Conversion at Option of Holder. At any time after issuance, all amounts due under the January 2025 Notes were convertible at any time, in whole or in part, at the holder’s option, into Class A Ordinary Shares at a price of $19.565 per share, subject to proportional adjustment upon the occurrence of any share split, share dividend, share combination or similar transaction (the “January 2025 Notes Conversion Price”). Upon a holder’s conversion of a January 2025 Note, the amount of Class A Ordinary Shares into which such January 2025 Note was convertible was equal to the principal amount to be converted under such January 2025 Note plus any accrued and unpaid interest, and accrued and unpaid late charges on such principal and interest, if any.

Alternate Optional Conversion. From and after the occurrence of an event of default, a holder could alternatively elect to convert (a “January 2025 Notes Alternate Optional Conversion”) such holder’s January 2025 Notes into an amount of Class A Ordinary Shares equal to 115% of the converted dollar amount at the January 2025 Notes Alternate Conversion Price, which would be equal to the lowest of (a) the January 2025 Notes Conversion Price then in effect; and (b) the greater of (x) a floor price initially equal to $3.913, as adjusted to equal 20% of the lower of the closing price or the average closing price for the five consecutive trading days immediately prior to every six-month anniversary of the issuance date of the January 2025 Notes (the “January 2025 Notes Floor Price”), and (y) 80% of the lowest VWAP of the Class A Ordinary Shares during the five consecutive trading days immediately prior to the date on which the Company received written notice of such conversion from such holder.

Conversion of Interest at Option of Company. For each required payment of interest, the Company could pay such interest by converting the interest amount and issuing a number of Class A Ordinary Shares (a “January 2025 Notes Interest Conversion”) equal to the interest amount multiplied by a price equal to the lower of (i) the applicable January 2025 Notes Conversion Price as in effect, and (ii) the greater of (x) the January 2025 Notes Floor Price then in effect and (y) 90% of the lowest VWAP of the Class A Ordinary Shares during the seven consecutive trading days ending and including the trading day immediately preceding the applicable interest date (the “January 2025 Notes Interest Conversion Price”), so long as there was no Equity Conditions Failure (as defined in the January 2025 Notes).

Limitations on Conversion. The January 2025 Note holders did not have the right to convert any portion of any January 2025 Note to the extent that, after giving effect to such conversion, such holder (together with certain related parties) would beneficially own in excess of the January/March 2025 Securities Maximum Percentage of Class A Ordinary Shares outstanding immediately after giving effect to such conversion. The January/March 2025 Securities Maximum Percentage could be raised or lowered to any other percentage not in excess of 9.99%, at the option of each holder, provided that any increase would only be effective upon 61 days’ prior written notice to the Company.

Distribution Participation Rights. If the Company issued options, convertible securities, warrants, shares, or similar securities or distributed assets pro rata to holders of the Class A Ordinary Shares, each of the January 2025 Note holders had the right to acquire the same as if such holder had converted such holder’s January 2025 Notes in full, except that to the extent that such acquisition would result in such holder exceeding the January/March 2025 Securities Maximum Percentage, the securities or assets distribution to such holder would be held in abeyance until such distribution would not cause the January/March 2025 Securities Maximum Percentage to be exceeded.

Floor Price Adjustment Payment. If the January 2025 Notes Floor Price was applicable to a January 2025 Notes Alternate Optional Conversion or a January 2025 Notes Interest Conversion, the Company was required to pay the respective holder an amount in cash equal to the product of (x) the higher of (i) the highest price of the Class A Ordinary Shares on the trading day before the conversion and (ii) the applicable January 2025 Notes Alternate Conversion Price or January 2025 Notes Interest Conversion Price and (y) the difference obtained by subtracting (I) the number of Class A Ordinary Shares to be issued with respect to such January 2025 Notes Alternate Optional Conversion or January 2025 Notes Interest Conversion from (II) the quotient obtained by dividing (x) the applicable conversion amount or amount of interest by (y) the applicable January 2025 Notes Alternate Conversion Price or January 2025 Notes Interest Conversion Price without giving effect to the portion of the January 2025 Notes Alternate Conversion Price or the January 2025 Notes Interest Conversion Price, as applicable, relating to the January 2025 Notes Floor Price.

Antidilution Rights. The January 2025 Notes had full-ratchet antidilution rights, i.e., the January 2025 Notes Conversion Price would be reduced to equal any lower price per share of any securities issued by the Company, subject to certain customary exceptions, in the manner provided for in the January 2025 Notes. Under the January/March 2025 Note Waivers, these antidilution rights did not apply to Class A Ordinary Shares sold under the Waived ATM, or that are issued upon conversion of the March 2025 Notes or exercise of the March 2025 Warrants. The conversion price formulas and number of shares issuable upon conversion of the January 2025 Notes would also be proportionately adjusted for any share split or reverse share split or similar event.

Share Split Adjustments. Upon any share split or reverse share split or similar event, the January 2025 Notes Conversion Price would be reduced to a price equal to the quotient determined by dividing (x) the sum of the VWAP of the Class A Ordinary Shares for each of the five trading days with the lowest VWAP of the Class A Ordinary Shares during the 15 consecutive trading days ending and including the trading day immediately preceding the 16th trading day after such event, divided by five.

Applicable Date Adjustments. On the 90th calendar day after the January 2025 Securities Applicable Date, the January 2025 Notes Conversion Price would be reduced to equal the lower of (i) the applicable January 2025 Notes Conversion Price as in effect on the applicable adjustment date, and (ii) the greater of (x) the January 2025 Notes Floor Price then in effect and (y) the lowest VWAP of the Class A Ordinary Shares during the 20 consecutive trading days ending and including the trading day immediately preceding the applicable adjustment date.

Company Optional Redemption. At any time, the Company could redeem in cash all, but not less than all, of the January 2025 Notes at a 15% redemption premium to the greater of (a) the amount then outstanding under the January 2025 Notes, and (b) the product of (1) the quotient of (A) the amount outstanding divided by (b) the January 2025 Notes Alternate Conversion Price then in effect multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding the redemption date and ending on the trading day immediately prior to the date the Company made the entire redemption payment.

Change of Control Redemption. Upon a Change of Control (as defined in the January 2025 Notes), the holder of any January 2025 Note could require the Company to redeem in cash all, or any portion, of such January 2025 Note at a 15% redemption premium to the greater of (a) the amount being redeemed, (b) the product of (x) the amount being redeemed multiplied by (y) the quotient determined by dividing (I) the greatest closing sale price of the Class A Ordinary Shares during the period beginning on the date immediately preceding the earlier to occur of (1) the consummation of the applicable Change of Control and (2) the public announcement of such Change of Control and ending on the date of such holder’s Change of Control redemption notice by (II) the January 2025 Notes Conversion Price then in effect, and (c) the product of (x) the amount being redeemed multiplied by (y) the quotient of (I) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Class A Ordinary Share to be paid to the holders of the Class A Ordinary Shares upon consummation of such Change of Control (any such non-cash consideration constituting publicly-traded securities to be valued at the highest of the closing sale price of such securities as of the trading day immediately prior to the consummation of such Change of Control, the closing sale price of such securities on the trading day immediately following the public announcement of such proposed Change of Control and the closing sale price of such securities on the trading day immediately prior to the public announcement of such proposed Change of Control) divided by (II) the January 2025 Notes Conversion Price then in effect.

Subsequent Placement Optional Redemption and Exchange Rights. Upon the occurrence of a January 2025 Securities Subsequent Placement, subject to certain customary exceptions, the holder of any January 2025 Note could require the Company to redeem such January 2025 Note, in whole or in part, using the Holder Pro Rata Amount (as defined in the January 2025 Notes) of 25% (or, if such January 2025 Securities Subsequent Placement included sales during the January 2025 Securities Restricted Period of securities pursuant to any at-the-market offering, 30%, except as provided under the January/March 2025 Note Waivers, as described below) of the gross proceeds of such January 2025 Securities Subsequent Placement (the “January 2025 Securities Subsequent Placement Optional Redemption Right”). Upon exercise of the January 2025 Securities Subsequent Placement Optional Redemption Right, the Company was required to pay in cash at a price equal to 115% of the greater of (i) the amount being redeemed and (ii) the product of (1) the quotient of (A) the amount being redeemed divided by (b) the January 2025 Notes Alternate Conversion Price then in effect multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding notice of the redemption and ending on the trading day immediately prior to the date the Company made the entire required payment.

In addition, at the option of the holders of the January 2025 Notes, the Company was required to permit each of such holders to participate in the January 2025 Securities Subsequent Placement by exchanging all or any part of such holder’s January 2025 Notes against the purchase price of the securities offered in the January 2025 Securities Subsequent Placement up to the January 2025 Securities Subsequent Placement redemption amount that would otherwise be paid to such holder (the “January 2025 Securities Subsequent Placement Exchange Right”). The aggregate amount of the securities to be issued to such holder in such exchange would be equal to 120% of the greater of (i) the amount being redeemed and (ii) the product of (1) the quotient of (A) the amount being redeemed divided by (b) the January 2025 Notes Alternate Conversion Price then in effect multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding notice of the redemption and ending on the trading day immediately prior to the consummation of such January 2025 Securities Subsequent Placement.

The January/March 2025 Note Waivers provided that the January 2025 Securities Subsequent Placement Optional Redemption Right and the January 2025 Securities Subsequent Placement Exchange Right would be waived with respect to the Waived ATM, and instead provided that 25% of the gross proceeds from any sale of securities pursuant to the Waived ATM must be used to redeem each of the January 2025 Notes at a premium of 120%.

Asset Sale Redemption. Upon the occurrence of certain asset sales, the holder of any January 2025 Note could require the Company to redeem such January 2025 Note, in whole or in part, using the Holder Pro Rata Amount of 25% of the net proceeds from such asset sale. Upon such redemption, the Company must pay in cash at a price equal to 115% of the greater of (i) the amount being redeemed and (ii) the product of (1) the quotient of (A) the amount being redeemed divided by (B) the January 2025 Notes Alternate Conversion Price then in effect multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding notice of the redemption and ending on the trading day immediately prior to the date the Company made the entire required payment.

Event of Default Redemption. Upon any event of default, each holder could require the Company to redeem in cash all or any portion of the amounts due under such holder’s January 2025 Notes at a price equal to the greater of (i) the product of (A) the amount to be redeemed multiplied by (B) 115% and (ii) the product of (X) the quotient of (a) the amount to be redeemed divided by (b) the January 2025 Notes Alternate Conversion Price then in effect multiplied by (Y) the product of (1) 115% multiplied by (2) the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding such event of default and ending on the date the Company made the entire payment.

Bankruptcy Event of Default Redemption. Upon any event of default relating to the bankruptcy or similar event of the Company, the Company would be required to immediately pay each holder in cash all amounts due under such holder’s January 2025 Notes at a 15% premium.

Redemption Payment Failure. In the event of a redemption by any holder of the January 2025 Notes and the Company does not pay the applicable redemption price to such holder within the time period required, at any time thereafter and until the Company paid such unpaid redemption price in full, such holder had the option, in lieu of redemption, to require the Company to promptly return to such holder all or any portion of such January 2025 Notes representing the amount that was submitted for redemption and for which the applicable redemption price (together with any late charges thereon) has not been paid. Upon the Company’s receipt of such notice, (x) the applicable redemption notice would be null and void with respect to such redemption amount, (y) the Company was required to immediately return such January 2025 Notes, or issue new notes to such holder, and in each case the principal amount of such January 2025 Notes or such new notes was to be increased by an amount equal to the difference between (1) the applicable redemption price (as adjusted, if applicable) minus (2) the principal portion of the amount submitted for redemption and (z) the January 2025 Notes Conversion Price would be automatically adjusted with respect to each conversion effected thereafter by such holder to the lowest of (A) the January 2025 Notes Conversion Price as in effect on the date on which the applicable redemption notice was voided, (B) the greater of (i) the January 2025 Notes Floor Price then in effect and (ii) 75% of the lowest closing bid price of the Class A Ordinary Shares during the period beginning on and including the date on which the applicable redemption notice is delivered to the Company and ending on and including the date on which the applicable redemption notice was voided and (C) the greater of (x) the January 2025 Notes Floor Price then in effect and (y) 75% of the quotient of (I) the sum of the five lowest VWAPs of the Class A Ordinary Shares during the 20 consecutive trading days ending and including the applicable conversion date, divided by (II) five.

Certain Covenants; Reservation of Shares. While any January 2025 Notes were outstanding, the Company could not incur or guarantee any debts or liens, pay cash dividends or effect redemptions on its shares, make certain asset sales, or change the nature of its business, and was required to comply with certain other customary covenants. In addition, the Company was required to reserve at least 150% of the number of Class A Ordinary Shares into which the January 2025 Notes may be converted, assuming conversion by way of a January 2025 Notes Alternate Optional Conversion.

Fundamental Transactions. The Company could not enter into a Fundamental Transaction (as defined in the January 2025 Notes) unless the successor entity assumed all obligations of the Company under the January 2025 Notes and specified transaction documents. Prior to the occurrence of a Fundamental Transaction, the January 2025 Note holders had the right to (i) in addition to the Class A Ordinary Shares receivable upon any conversion, such securities or other assets to which such holders would have been entitled with respect to such Class A Ordinary Shares had such Class A Ordinary Shares been held by such holders upon the consummation of such Fundamental Transaction (without taking into account any limitations or restrictions on the convertibility of the January 2025 Notes), if any, or (ii) in lieu of the Class A Ordinary Shares otherwise receivable upon such conversion, such securities or other assets received by the holders of Class A Ordinary Shares in connection with the consummation of such Fundamental Transaction, if any, in such amounts as such holders would have been entitled to receive had the January 2025 Notes initially been issued with conversion rights for the form of such consideration (as opposed to Class A Ordinary Shares) at a conversion rate for such consideration commensurate with the number of Class A Ordinary Shares issuable upon conversion of the conversion amount by the January 2025 Notes Conversion Price.

Penalty for Late Delivery of Shares Upon Conversion; Buy-In Payments. The January 2025 Notes provided that if the Company failed to deliver Class A Ordinary Shares upon conversion of any January 2025 Notes when and as required, the Company was required to pay the holders of such January 2025 Notes an amount equal to 2% of the product of (A) the sum of the number of Class A Ordinary Shares not delivered to such holders by the required delivery date, multiplied by (B) any trading price of the Class A Ordinary Shares selected by such holders in writing as in effect at any time during the period beginning on the applicable conversion date and ending on the date that the shares were delivered. In addition, the January 2025 Notes provided that if any holder conducted a Buy-In (as defined in the January 2025 Notes) upon failure to deliver any Class A Ordinary Shares issuable upon conversion when and as required, the Company would be required to pay such holder the Buy-In Payment Amount (as defined in the January 2025 Notes).

January 2025 Warrants

Exercise Price. The January 2025 Warrants were initially exercisable for cash at an exercise price equal to $19.565 per Class A Ordinary Share (the “January 2025 Warrants Exercise Price”), subject to adjustment as set forth therein.

Antidilution Rights. The January 2025 Warrants had full-ratchet antidilution rights, i.e., the January 2025 Warrants Exercise Price would be reduced to equal any lower price per share of any securities issued by the Company, subject to certain customary exceptions, in the manner provided for in the January 2025 Warrants. Under the January/March 2025 Note Waivers, these antidilution rights did not apply to Class A Ordinary Shares sold under the Waived ATM. The exercise price formulas and number of shares issuable upon exercise of the January 2025 Warrants would also be proportionately adjusted for any share split or reverse share split or similar event.

Share Split Adjustments. Upon any share split or reverse share split or similar event, the January 2025 Warrants Exercise Price would be reduced to a price equal to the quotient determined by dividing (x) the sum of the VWAP of the Class A Ordinary Shares for each of the five trading days with the lowest VWAP of the Class A Ordinary Shares during the 15 consecutive trading days ending and including the trading day immediately preceding the 16th trading day after such event, divided by five.

Applicable Date Adjustments. On the 90th calendar day after each January 2025 Securities Applicable Date, the January 2025 Warrants Exercise Price would be reduced to equal the lower of (i) the applicable January 2025 Warrants Exercise Price as in effect on the applicable adjustment date, and (ii) the greater of (x) the January 2025 Notes Floor Price then in effect and (y) the lowest VWAP of the Class A Ordinary Shares during the 20 consecutive trading days ending and including the trading day immediately preceding the applicable adjustment date.

Number of Warrant Shares Adjustment. In the event of any adjustment to the January 2025 Warrants Exercise Price, the number of Class A Ordinary Shares issuable upon the exercise of the January 2025 Warrants would also be adjusted so that the aggregate January 2025 Warrants Exercise Price would be the same immediately before and immediately after any such adjustment.

Exercise Period. The January 2025 Warrants were exercisable beginning on the issuance date of the January 2025 Warrants and expiring on the third anniversary of the issuance date.

Cashless Exercise. If at the time of exercise of any January 2025 Warrant, there was no effective registration statement registering the Class A Ordinary Shares underlying the January 2025 Warrants, such January 2025 Warrant could be exercised on a cashless basis pursuant to its terms.

Limitations on Exercise. The January 2025 Warrant holders did not have the right to exercise any portion of any January 2025 Warrant to the extent that, after giving effect to such exercise, such holder (together with certain related parties) would beneficially own in excess of the January/March 2025 Securities Maximum Percentage after giving effect to such exercise. The January/March 2025 Securities Maximum Percentage could be raised or lowered to any percentage not in excess of 9.99%, at the option of such holder, provided that any increase would only be effective upon 61 days’ prior written notice to the Company.

Distribution Participation Rights. If the Company issued options, convertible securities, warrants, shares, or similar securities or distributes assets pro rata to holders of the Class A Ordinary Shares, each of the January 2025 Warrant holders would have the right to acquire the same as if such holder had exercised such holder’s January 2025 Warrants in full, except that to the extent that such acquisition would result in such holder exceeding the January/March 2025 Securities Maximum Percentage, the securities or assets distribution to such holder would be held in abeyance until such distribution would not cause the January/March 2025 Securities Maximum Percentage to be exceeded.

Reservation of Shares. While any January 2025 Warrants were outstanding, the Company was required to reserve at least 150% of the maximum number of Class A Ordinary Shares as would be necessary to satisfy the Company’s obligation to issue Class A Ordinary Shares under the January 2025 Warrants.

Fundamental Transactions. The Company could not enter into a Fundamental Transaction (as defined in the January 2025 Warrants) unless the successor entity assumed all obligations of the Company under the January 2025 Warrants and specified transaction documents. Upon a Fundamental Transaction, the January 2025 Warrant holders would thereafter have the right to receive upon an exercise such shares, securities, cash, assets or any other property which such holders would have been entitled to receive upon the happening of the Fundamental Transaction had such holders’ January 2025 Warrants been exercised immediately prior to the Fundamental Transaction, if any.

Change of Control Redemption Rights. Upon the occurrence or public disclosure of a Change of Control (as defined in the January 2025 Warrants), each of the January 2025 Warrant holders had the right to require the Company to repurchase the unexercised portion of such holder’s January 2025 Warrants for an amount of cash based on an option pricing model reasonably acceptable to such holder and the Company.

Penalty for Late Delivery of Shares Upon Exercise; Buy-In Payments. The January 2025 Warrants provided that if the Company failed to deliver Class A Ordinary Shares upon exercise of any January 2025 Warrants when and as required, the Company was required to pay the holders of such January 2025 Warrants an amount equal to 2% of the product of (A) the sum of the number of Class A Ordinary Shares not delivered to such holders by the required delivery date, multiplied by (B) any trading price of the Class A Ordinary Shares selected by such holders in writing as in effect at any time during the period beginning on the applicable exercise date and ending on the date that the shares were delivered. In addition, the January 2025 Warrants provided that if any holder conducted a Buy-In (as defined in the January 2025 Warrants) upon failure to deliver any Class A Ordinary Shares issuable upon exercise when and as required, the Company would be required to pay such holder the Buy-In Payment Amount (as defined in the January 2025 Warrants).

January 2025 Registration Rights Agreement

Under the January 2025 Registration Rights Agreement, the Company agreed to register the resale of the January 2025 Registrable Securities, which was the number of Class A Ordinary Shares equal to the product of 150% of the aggregate original principal amount of $1,231,250 outstanding under the January 2025 Notes, divided by the January 2025 Notes Alternate Conversion Price as of the time of determination. The Company was initially required to file the Initial January 2025 Securities Registration Statement with the SEC within 45 calendar days after the date of the closing under the January 2025 Purchase Agreement and to have the Initial January 2025 Securities Registration Statement declared effective by the SEC within 90 days after the date of such closing. Pursuant to the February 2025 Securities Purchase Agreement, this requirement was waived in part such that the Initial January 2025 Securities Registration Statement was required to be filed no later than March 30, 2025, and declared effective by the SEC no later than 90 days after the date of the closing under the February 2025 Securities Purchase Agreement. If the number of Class A Ordinary Shares registered for resale on the Initial January 2025 Securities Registration Statement was deemed insufficient, the Company was required to file a new January 2025 Securities Registration Statement covering the deficient number within 15 days, taking into account any SEC staff position as to whether such January 2025 Securities Registration Statement would be permitted, and have such new Registration Statement declared effective within 90 days. The number of Class A Ordinary Shares registered for resale would be considered insufficient if at any time the number of Class A Ordinary Shares available for resale under the applicable January 2025 Securities Registration Statement was less than the product determined by multiplying (i) the January 2025 Registrable Securities as of such time by (ii) 0.90. Each January 2025 Securities Registration Statement was required to remain effective and available for the resale of all securities required to be registered for resale until all such securities were resold or such securities could be resold without restriction pursuant to Rule 144.

Upon a failure (a) to file a January 2025 Securities Registration Statement, (b) have a January 2025 Securities Registration Statement declared effective by the required date, (c) maintain the effectiveness of a January 2025 Securities Registration Statement, or (d) maintain the availability of the prospectus contained in a January 2025 Securities Registration Statement for use, then the Company was required to pay each January 2025 Investor an amount in cash equal to 1% of the original principal amount under such January 2025 Investor’s January 2025 Note on the date of the failure, and every 30-day anniversary until the failure was cured.

The January 2025 Registration Rights Agreement also provided the January 2025 Investors certain piggyback registration rights if there was not an effective January 2025 Securities Registration Statement covering all of the securities that must be registered under the January 2025 Securities Registration Statement under the January 2025 Registration Rights Agreement.

The January 2025 Registration Rights Agreement also contained certain customary covenants and indemnification provisions.

Conversion of January 2025 Notes and March 2025 Notes

On July 22, 2025, the holders of the January 2025 Notes and the March 2025 Notes submitted conversion notices to convert the entire aggregate outstanding balance of $2,868,759 into an aggregate of 545,714 Class A Ordinary Shares at a conversion price per share of $4.65. The conversion price per share was based on the investors’ interpretation of the application of a conversion price adjustment provision in the January 2025 Notes and the March 2025 Notes to the Company’s one-for-35 share consolidation of the Class A Ordinary Shares, which became legally effective at 5:00 PM Eastern Time on July 11, 2025. Pursuant to such conversion notices, the Company issued an aggregate of 492,714 Class A Ordinary Shares, and held 53,000 Class A Ordinary Shares in abeyance pending the filing of a prospectus supplement to the Company’s prospectus dated June 12, 2025 relating to the offer and sale of the Class A Ordinary Shares underlying the January 2025 Notes and the March 2025 Notes (Registration No. 333-286198) to reflect the purchase of one of the January 2025 Notes from one of the January 2025 Investors by another January 2025 Investor.

July 2025 Private Placement

On July 22, 2025, the Company entered into a Securities Purchase Agreement, dated as of July 22, 2025 (the “July 2025 Securities Purchase Agreement”), with certain investors (the “July 2025 Investors”), pursuant to which the Company agreed to issue and sell the following securities to the July 2025 Investors: (i) an aggregate of 269,459 Class A Ordinary Shares, (ii) pre-funded warrants to purchase an aggregate of 541,706 Class A Ordinary Shares at an exercise price of $0.0035 per share (the “July 2025 Pre-Funded Warrants”), (iii) warrants to purchase an aggregate of 1,622,330 Class A Ordinary Shares at an exercise price of $4.926 per share (the “July 2025 Market Price Warrants”), and (iv) warrants to purchase an aggregate of 811,165 Class A Ordinary Shares at an exercise price of $9.852 per share (the “200% Warrants” and together with the July 2025 Pre-Funded Warrants and the July 2025 Market Price Warrants, the “July 2025 Warrants”), for aggregate gross proceeds of $4,300,000.

The July 2025 Pre-Funded Warrants were exercisable immediately and could be exercised at any time until all of the July 2025 Pre-Funded Warrants were exercised in full, subject to the beneficial ownership limitation described below. The July 2025 Market Price Warrants and the 200% Warrants were exercisable immediately and had a term of exercise equal to three years from the date of the closing under the July 2025 Securities Purchase Agreement (the “July 2025 Closing Date”), subject to the beneficial ownership limitation described below.

The July 2025 Warrants could only be exercised on a cashless basis if there was no registration statement registering, or the prospectus contained therein was not available for, the resale of the Class A Ordinary Shares underlying the July 2025 Warrants. A July 2025 Warrant could not be exercised to the extent that such exercise would result in the number of Class A Ordinary Shares beneficially owned by the holder and its affiliates exceeding 4.99%, or, if elected by the holder upon 61 days’ notice, 9.99%, of the total number of Class A Ordinary Shares outstanding immediately after giving effect to the exercise.

The July 2025 Securities Purchase Agreement required the Company to use the net proceeds from the sale of the Class A Ordinary Shares and the July 2025 Warrants under the July 2025 Securities Purchase Agreement to repay in full any indebtedness owed pursuant to each of the January 2025 Notes and the March 2025 Notes). Any balance remaining was required to be used for general corporate and working capital purposes and to pay any fees and expenses in connection with the transactions contemplated by the July 2025 Securities Purchase Agreement.

The July 2025 Securities Purchase Agreement required that prior to closing, the Company must obtain (i) a written waiver from each holder of the January 2025 Notes and the March 2025 Notes of any participation rights, pre-emptive rights, or similar rights that would otherwise apply to the transactions contemplated under the July 2025 Securities Purchase Agreement, and (ii) an acknowledgment from each holder of the January 2025 Notes and the March 2025 Notes that the antidilution provisions contained in any outstanding Company warrants held by each holder of the January 2025 Notes and the March 2025 Notes shall not be applicable to the transactions contemplated under the July 2025 Securities Purchase Agreement. The July 2025 Securities Purchase Agreement also contained customary closing conditions.

In addition, the Company was required to file a registration statement with the SEC within 15 days following the July 2025 Closing Date to register the resale of the Class A Ordinary Shares and Class A Ordinary Shares issuable upon exercise of the July 2025 Warrants, and to use commercially reasonable efforts to have such registration statement declared effective by the SEC as promptly as practicable, and no later than 90 calendar days following the July 2025 Closing Date. The Company will be required to maintain the effectiveness of such registration statement for so long as any Class A Ordinary Shares issued pursuant to the July 2025 Securities Purchase Agreement remain outstanding or issuable pursuant to the July 2025 Warrants and are not freely tradable without restriction under Rule 144 promulgated under the Securities Act. The Company will be responsible for all fees and expenses incurred in connection with such registration requirements.

The July 2025 Securities Purchase Agreement contains customary representations, warranties, covenants, and indemnification obligations of the contracting parties. These representations, warranties and covenants were made only for purposes of the July 2025 Securities Purchase Agreement and as of specific dates, were solely for the benefit of the contracting parties and may be subject to limitations agreed upon by the contracting parties.

Notes Redemption, Warrants Cancellation and Exchange, Limited Waiver, Consent and Release Agreement

In connection with the July 2025 Securities Purchase Agreement, on July 22, 2025, the Company entered into a Notes Redemption, Warrants Cancellation and Exchange, Limited Waiver, Consent and Release Agreement, dated as of July 22, 2025 (collectively, the “Redemption Agreements”), between the Company and each of the January 2025 Investors and March 2025 Investors. Pursuant to the Redemption Agreements, the Company agreed to redeem each of the January 2025 Notes and March 2025 Notes, to the extent not previously converted or repaid, upon or within one business day after the closing under the July 2025 Securities Purchase Agreement. The Redemption Agreement provided that upon receipt of the redemption price, the January 2025 Investors and March 2025 Investors must surrender the January 2025 Notes and March 2025 Notes for cancellation, and all rights and obligations under the January 2025 Notes and March 2025 Notes will terminate. As a result of the prior conversion in full of the January 2025 Notes and March 2025 Notes on or around July 22, 2025, no indebtedness remained under the January 2025 Notes and March 2025 Notes, and the redemption price under the Redemption Agreements was $0.

The Redemption Agreements further provided for the cancellation of each of the January 2025 Warrants and March 2025 Warrants, and the exchange of the January 2025 Warrants and March 2025 Warrants for new warrants to purchase Class A Ordinary Shares (the “Replacement July 2025 Warrants”), pursuant to Section 3(a)(9) under the Securities Act. The Replacement July 2025 Warrants may be exercised to purchase 294,658 Class A Ordinary Shares in aggregate, and will expire on the same date that the respective January 2025 Warrants and March 2025 Warrants expired, which will be either January 10, 2028 or March 3, 2028, as set forth on Schedule A to the Redemption Agreements. The Replacement July 2025 Warrants may be exercised as a Cashless Exercise (as defined in the Replacement July 2025 Warrants) only if a registration statement covering the resale of the Class A Ordinary Shares issuable upon exercise of the Replacement July 2025 Warrants is not effective or the prospectus contained therein is not available for use. Each holder of the Replacement July 2025 Warrants shall not have the right to exercise any portion of any Replacement July 2025 Warrants to the extent that, after giving effect to such exercise, such holder (together with certain related parties) would beneficially own in excess of 4.99% after giving effect to such exercise. Such percentage may be raised or lowered to any percentage not in excess of 9.99%, at the option of such holder, provided that any increase will only be effective upon 61 days’ prior written notice to the Company.

Additionally, the January 2025 Investors and March 2025 Investors waived and released claims relating to certain rights, restrictions, and conditions under the January 2025 Securities Purchase Agreement and the February 2025 Securities Purchase Agreement, with respect to any Subsequent Placements (as defined in the January 2025 Securities Purchase Agreement and the February 2025 Securities Purchase Agreement), redemptions, cash dividends, share splits, reverse share splits, and any other subsequent transactions of the Company, and omissions from performing any remaining post-closing conditions under the January 2025 Securities Purchase Agreement and the February 2025 Securities Purchase Agreement, without being subject to any price-based antidilution adjustments, resets, or similar effects, participation rights, or cash payment requirements upon changes of control, including any change of control redemption rights (the “2025 Notes Waived Matters”). In addition, the January 2025 Investors and March 2025 Investors waived and released claims relating to the requirement for the Company to make certain payments from proceeds of the Company’s at-the-market offering under the January/March 2025 Note Waivers.

December 2025 Warrant Exchange Agreement

On December 5, 2025, the Company entered into a Warrants Cancellation and Exchange Agreement, dated as of December 5, 2025 (the “Warrant Exchange Agreement”), between the Company and each of the July 2025 Investors. The Warrant Exchange Agreement provides for (i) the surrender and cancellation of each of the July 2025 Pre-Funded Warrants, the July 2025 Pre-Funded Warrants, the July 2025 Market Price Warrants and the July 2025 200% Price Warrants, and (ii) the exchange of the July 2025 Warrants for new warrants (collectively, the “December 2025 Warrants”) to purchase Class A Ordinary Shares pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended.

The December 2025 Warrants consist of the following: (i) pre-funded warrants to purchase an aggregate of 475,267 Class A Ordinary Shares at an exercise price of $0.0035 per share (the “December 2025 Pre-Funded Warrants”), (ii) warrants to purchase an aggregate of 1,622,330 Class A Ordinary Shares at an exercise price of $3.50 per share (the “$3.50 Warrants”), and (ii) warrants to purchase an aggregate of 811,165 Class A Ordinary Shares at an exercise price of $5.00 per share (the “$5.00 Warrants”). Each of the December 2025 Pre-Funded Warrants was issued in exchange for the respective July 2025 Investor’s Old Pre-funded Warrant; each of the $3.50 Warrants was issued in exchange for the respective July 2025 Investor’s Market Price Warrant; and each of the $5.00 Warrants was issued in exchange for the respective July 2025 Investor’s $9.852 Warrant. Each of the December 2025 Warrants is exercisable for the same number of Class A Ordinary Shares as the respective July 2025 Warrants.

The $3.50 Warrants and the 5.00 Warrants may be exercised until July 28, 2025, which is the same date that the $4.926 Warrants and the $9.852 Warrants would have terminated; and the December 2025 Pre-Funded Warrants, like the Pre-Funded Warrants, may be exercised until exercised in full. Like the July 2025 Warrants, each of the December 2025 Warrants may not be exercised to the extent that, after giving effect to such exercise, its holder (together with any of its affiliates) would beneficially own in excess of 4.99% of Class A Ordinary Shares outstanding immediately after giving effect to such exercise. This beneficial ownership limitation may be raised or lowered to any other percentage not in excess of 9.99%, at the option of each holder, provided that any increase will only be effective upon 61 days’ prior written notice to the Company. The exercise prices of the December 2025 Warrants are subject to customary adjustments.

Each of the $3.50 Warrants and the $5.00 Warrants may be exercised to purchase pre-funded warrants in lieu of Class A Common Shares at the applicable exercise price less $0.0035 per Class A Ordinary Share. The December 2025 Warrants may not be exercised on a cashless exercise basis. The December 2025 Warrants do not contain certain provisions requiring payments to the July 2025 Investors for failure to deliver Class A Ordinary Shares within a certain period upon exercise of the December 2025 Warrants. In addition, certain provisions providing certain other rights to the July 2025 Investors that were contained in the July 2025 Warrants are omitted from or reduced in the December 2025 Warrants.

May 2024 Convertible Note

On November 21, 2023, the Company entered into the November 2023 Subscription Agreement, pursuant to which the November 2023 Investors agreed to subscribe for convertible promissory notes in the aggregate principal amount of up to $20 million, in tranches based on certain requirements and subject to the satisfaction of certain conditions as set forth in the November 2023 Subscription Agreement.

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

As of May 1, 2025, a total of $185,956 in principal and accrued interest under the May 2024 Note had been converted into an aggregate of 23,848 Class A Ordinary Shares, and no balance remained outstanding under the May 2024 Note.

Debt of Quality Industrial Corp.

As of December 31, 2025, the debt obligations of QIND consisted of the following:

Lender	Date of Issue	Maturity Date	Principal Amount (€)	Initial Interest Rate (%)	Interest Accrued (€)	Default Interest Rate (%)	Default Interest Accrued (€)	Amount Repaid (€)	Amount Converted (€)		Principal Outstanding (€)		Total Balance Remaining (€)
RB Capital Partners Inc.	August 3, 2022	August 3, 2024	937,287	7%	224,153	-	-	-	-	(1)	937,287		1,161,367
RB Capital Partners Inc.	March 17, 2023	March 16, 2025	170,416	7%	33,173	-	-	27,867	-	(2)	142,543		175,721
Jefferson Street Capital LLC	May 23, 2023	February 23, 2024	187,457	6.5%	8,694	15%	105,614	-	205,773	(3)	87,299		95,991
Sky Holdings Ltd	June 16, 2023	December 16, 2024	468,643	7%	45,815	-	-	-	65,610	(4)	404,233		448,847
Sean Levi	December 20, 2023	December 20, 2024	85,208	(5)	24,710	-	-	63,906	-	(6)	21,302		46,012
Exchange Listing LLC	February 6, 2024	August 6, 2024	29,823	10%	12,281	20%	-	-	-	(7)	29,823		40,103
Jefferson Street Capital LLC	May 21, 2024	February 21, 2025	60,924	10%	14,934	15%	41,591	-	70,757	(8)	31,757		46,689	(8)
J.J. Astor & Co.(9)	September 20, 2024	June 30, 2025	345,092	0%	60,176	16%	31,921	269,619	-	(10)	107,388	(11)	167,566
Total(12)			2,284,390		421,937		179,127	361,392	342,140		1,760,331		2,182,296

(1)	The note may be converted by the holder at the initial conversion price of $1.00 per share, subject to adjustment.
(2)	The note may be converted by the holder at the initial conversion price of $1.00 per share, subject to adjustment.
(3)	The note may be converted by the holder at the initial conversion price of $0.35 per share, subject to adjustment. As of December 31, 2025, the holder had converted an aggregate of €85,208 of principal into 2,697,315 shares of QIND’s common stock.
(4)	The note was initially convertible by the holder at the initial conversion price of $0.35 per share. On May 16, 2024, the note was amended to have a conversion price equal to $0.0375 per share. As of December 31, 2025, the holder had converted €65,610 of principal and €30,559 of accrued interest into 3,009,680 shares of QIND’s common stock at a conversion price of $0.0375 per share.
(5)	20% interest will be charged on the day the Company receives certain funding, and thereafter 15% per annum will be charged.
(6)	The note may be converted by the holder at the initial conversion price equal to 200% of the value of the note, subject to adjustment.
(7)	The note may be converted by the holder at the initial conversion price equal to the price reflecting a discount of 35% to the volume weight average price of QIND’s common stock for the five days before any conversion.
(8)	The note may be converted by the holder at the initial conversion price of $0.03 per share, subject to adjustment. €1,278 will be added to principal for each conversion. Ilustrato is a guarantor under the note.
(9)	The note ranks senior to other debt and is secured by all assets of QIND.
(10)	The note may be converted by the holder at the initial conversion price is 80% of the average of the four lowest volume weighted average closing prices of QIND’s common stock over the 20 trading days immediately prior to each permitted conversion of the note, subject to adjustment.
(11)	Reflects an increase to 110% of the principal outstanding due to the occurrence of an event of default under the note.
(12)	Does not include a total of $4,427,537 owed for loans by Fusion Fuel, as of year-end 2025. The loans have no interest rate or repayment date.

Leases

See 4.D. “Property, Plants, and Equipment” for discussion of rent expenses relating to the Company’s property interests.

Certain Other Liabilities

On December 31, 2025, the Company entered into a supplement to letter agreement (the “BPLLC Engagement Letter Supplement”) with Bevilacqua PLLC, the Company’s outside securities counsel (“BPLLC”). The BPLLC Engagement Letter Supplement amended and supplemented that certain engagement agreement, dated October 30, 2024, between BPLLC and the Company. Under the BPLLC Engagement Letter Supplement, the Company agreed that the Company was obligated to pay BPLLC $395,502.28 for services rendered to the Company through November 30, 2025 by BPLLC (the “Outstanding Fees”). The BPLLC Engagement Letter Supplement provided that BPLLC agreed to deduct $200,000 from the Outstanding Fees, provided that on the date of the BPLLC Engagement Letter Supplement, the Company issued BPLLC a five-year warrant (the “BPLLC Warrant”) to purchase an aggregate of 71,429 Class A Ordinary Shares.

The BPLLC Warrant has an exercise price of $0.88 per share and provides for demand registration rights with respect to the Class A Ordinary Shares issuable upon exercise of the BPLLC Warrant. In addition, the Company and BPLLC agreed to a volume cap on dispositions of Class A Ordinary Shares issuable upon exercise of the BPLLC Warrant, pursuant to which the holder of the BPLLC Warrant may not sell, transfer, or otherwise dispose of such shares on any trading day if such disposition would cause the holder’s total sales of Class A Ordinary Shares to exceed 10% of that day’s aggregate trading volume on the Company’s primary trading market.

Capital Expenditures

During the years ended December 31, 2025 and 2024, the Company made approximately €0.7 million and approximately €0.01 million, respectively, in capital expenditures. We did not have any contractual obligations for capital expenditures as of December 31, 2025.

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

Compensation Recovery Analysis

As a result of the correction of errors in the Company’s financial statements for the fiscal year ended December 31, 2024, which required the Company to prepare an accounting restatement of its financial statements, the Board of Directors conducted a recovery analysis of Incentive Compensation (as defined in the Company’s Clawback Policy) received by the Company’s current and former executive officers who are Covered Executives (as defined in the Clawback Policy) during the three completed fiscal years immediately preceding the date on which the Company was required to prepare such accounting restatement, as contemplated by Rule 10D-1 under the Exchange Act, and in accordance with the Clawback Policy. Based on this analysis, no recovery of Incentive Compensation from the Company’s Covered Executives is required, as the financial statement adjustments for the fiscal year ended December 31, 2024 did not impact any financial reporting measure (including, without limitation, stock price, total shareholder return, revenues, net income, EBITDA, or any other measure enumerated in the Clawback Policy) used to determine Incentive Compensation during such period, and thus there was no erroneously awarded Incentive Compensation subject to recovery.

5.C. Research and Development, Patents and Licenses, etc.

During 2023 and 2024, the Company’s research and development policies prioritized the design, testing, and funding of development and commercialization of prototype models of its miniaturized PEM electrolyzer, or “HEVO”, product lines. The rights with respect to these patents and technologies are expected to be liquidated in connection with its entry into insolvency proceedings on November 11, 2024. Since November 2024, we have not conducted significant research and development.

5.D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

5.E. Critical Accounting Estimates

The preparation of our consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures. Actual results may differ from these estimates. We consider the following to be our critical accounting estimates and judgments, each of which is discussed further in Note 4 to our consolidated financial statements:

Impairment of goodwill - We test goodwill for impairment at least annually, which requires estimating the recoverable amount of the relevant cash-generating unit, including assumptions on future cash flows, growth rates and discount rates.

Business combinations and purchase price allocation - The identification and valuation of identifiable assets and liabilities acquired in the November 2024 acquisition of Quality Industrial Corp. required significant estimates, including the valuation of intangible assets and determination of fair values during the measurement period.

Fair value of derivative financial instruments - The valuation of warrants and embedded derivatives associated with the convertible notes issued during 2025 requires the use of valuation techniques and key assumptions, including share price volatility and other market-based inputs.

Deferred taxation - The recognition of deferred tax assets and liabilities requires judgment in assessing the recoverability of future taxable profits and the expected reversal of temporary differences, including those arising from the QIND business combination.

Assessment of control and deconsolidation - Determining whether the Group has control over an entity, including in circumstances involving insolvency or other legal processes, requires judgment. Changes in control result in consolidation or deconsolidation, which may significantly impact the Group’s financial position and results.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Frederico Figueira de Chaves	42	Chief Executive Officer, Interim Chief Financial Officer, Chief Strategy Officer, and Director
James Passin	54	Chairman and Director
John-Paul Backwell	45	Director
Luisa Ingargiola	58	Director
Pierce Crosby	35	Director
Steven Gold	47	Director

Frederico Figueira de Chaves has been Chief Executive Officer of the Company since April 2026, Interim Chief Financial Officer of the Company since January 2025, Chief Strategy Officer of the Company since November 2024, and a director of the Company since June 2020. Since August 2025, Mr. Figueira de Chaves has also been Chairman and a director of QIND (OTCID: QIND). Mr. Figueira de Chaves has also been Chief Executive Officer and a director of Bright Hydrogen Solutions Limited since February 2025. Mr. Figueira de Chaves was Chief Executive Officer of the Company from June 2023 to November 2024. Mr. Figueira de Chaves was Chief Financial Officer of the Company from June 2020 to June 2023. From January 2009 to 2019, Mr. Figueira de Chaves held a number of senior positions at UBS AG, including Asset Management Head of Sales Management & Marketing, Global Asset Management Head Wealth Management & Wealth Management Americas Distribution, Chief of Staff to Global Asset Management CEO & CEO Europe, the Middle East, and Africa (“EMEA”), and Chief of Staff to Group COO & CEO EMEA, and Business Manager of Group CEO Management Office. Mr. Figueira de Chaves holds a master’s degree in Economics from Edinburgh University.

James Passin has been Chairman of the Company since April 2026 and a director of the Company since March 2026. Mr. Passin has been Co-founder, Chief Executive Officer, and a director of BioVaxys Technology Corp. (CSE: BIOV) since October 2020. Since June 2023, Mr. Passin has served as a director of St.-Georges Eco-Mining Corp. (CSE: SX). From December 1999 to September 2018, Mr. Passin was a fund manager at Firebird Management LLC. From December 2020 to October 2023, Mr. Passin was co-founder and a director of Mindset Pharma Inc. (CSE: MSET) (FSE: 9DF) (OTCQB: MSSTF), which was acquired by Otsuka Pharmaceutical Co. Ltd. in October 2023. Mr. Passin has over 20 years of experience as a hedge fund and private equity fund manager, with expertise in institutional resource investment, including uranium and frontier market investments. Mr. Passin holds a Bachelor of Arts in Philosophy and Classical Literature from St. John’s College, Annapolis, a Graduate Certificate from the Company Director Program at Singapore Institute of Directors, and a Certificate in Corporate Governance from the Mongolian Corporate Governance Institute. Mr. Passin is a Chartered Market Technician and Member of the CMT Association.

John-Paul Backwell has been a director of the Company since November 2024, and was the Chief Executive Officer of the Company from November 2024 to April 2026 and was the Chairman of the Company from November 2025 to April 2026. Mr. Backwell has also been the Chief Executive Officer of QIND (OTCID: QIND) since October 2022, has been a director of QIND since August 2025, and was Chief Commercial Officer of QIND from May 2022 to October 2022. From January 2024 to January 2025, Mr. Backwell was also a director and the Chief Executive Officer of Samsara Luggage, Inc. (OTC Pink: SAML). Mr. Backwell previously served as a director of FB Fire Technologies Ltd (FireBug) from November 2024 until January 2025. From July 2021 until January 2025, Mr. Backwell was Managing Director of Ilustrato. From February 2022 until January 2025, Mr. Backwell was a director of Emergency Response Technologies Inc. From May 2019 to June 2021, Mr. Backwell was a Non-Executive Director of ConnectNow. From September 2019 to June 2021, Mr. Backwell was the Managing Director of Detego Global. Mr. Backwell earned a Bachelor of Arts degree in English Language and Literature/Letters from Stellenbosch University.

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

Pierce Crosby has been a director of the Company since November 2025. Mr. Crosby has been the Managing Partner of Merchant Seven, LLC since February 2019. From May 2019 to January 2025, Mr. Crosby was the General Manager of TradingView, Inc. From 2014 to 2019, Mr. Crosby was Vice President of Revenue Strategy and Head of Business Development of StockTwits, Inc. Mr. Crosby holds a Master of Science in Journalism from Columbia University – Graduate School of Journalism and a Bachelor’s degree from the University of California, Santa Cruz.

Steven Gold has been a director of the Company since November 2025. Mr. Gold has been the Chief Executive Officer and President of Jaguar Uranium Corp. since January 2024, where he also serves as a member of the Board of Directors. From October 2021 to March 2023, Mr. Gold was the Vice President of Investor Relations of Collective Mining Ltd. From August 2012 to December 2018, Mr. Gold was the Chief Financial Officer of Energold Drilling Corp. Mr. Gold holds a Chartered Financial Analyst designation from the CFA Institute and a Bachelor’s degree in Industrial Relations from McGill University.

No family relationships exist between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

6.B. Compensation of Board Members and Executives

Executive Officer Compensation

Our executive officers were entitled to an aggregate compensation of approximately €2.6 million for the year ended December 31, 2025. This amount included cash payments and equity compensation during the fiscal year. During the year, the executive officers were paid approximately €1.9 million. We have not set aside or accrued any additional amount to provide pension, retirement or other similar benefits to our executive officers.

On October 12, 2025, the Board of Directors approved the grant of an option to purchase 400,000 Class A Ordinary Shares to each of John-Paul Backwell, the former Chief Executive Officer of the Company, and Frederico Figueira de Chaves, the Chief Executive Officer, Interim Chief Financial Officer, Chief Strategy Officer, and a director of the Company. On November 26, 2025, the Company entered into an Option Agreement, dated as of November 26, 2025, with each of Mr. Backwell and Mr. Figueira de Chaves, in consideration for services to the Company. The conditions to the effectiveness of the option grants were satisfied on November 26, 2025. Each of the options is exercisable at a price per share of $4.53, will vest as to one-third of the underlying Class A Ordinary Shares on December 31, 2025, December 31, 2026, and December 31, 2027, subject to the respective optionee’s continuous service through each vesting date, and will expire on October 9, 2032.

Non-Executive Director Compensation

Our non-executive directors were entitled to an aggregate compensation of €0.5 million for the year ended December 31, 2025. During the year, the non-executive directors were paid €0.3 million. We have not set aside or accrued any additional amount to provide pension, retirement or other similar benefits to our executive officers.

For the year ended December 31, 2025, share options to purchase an aggregate of 29,240 Class A Ordinary Shares were granted to a non-executive director at an exercise price of $4.53 per share, which vested upon grant.

6.C. Board Practices

Director Term of Office

The Company’s Board of Directors has three classes of directors with staggered terms, with each director serving for up to three years until his or her successor is designated and qualified. During such term, our shareholders will have no power to remove directors without cause. The directors have been assigned to the following classes:

John-Paul Backwell	Class I
Frederico Figueira de Chaves	Class I
Luisa Ingargiola	Class II
Pierce Crosby	Class II
Steven Gold	Class II
James Passin	Class III

The term of office for the first class of directors, consisting of John-Paul Backwell and Frederico Figueira de Chaves, will expire at the Company’s annual general meeting of shareholders for fiscal year 2027. The term of office for the second class of directors, consisting of Luisa Ingargiola, Steven Gold, and Pierce Crosby, will expire at the Company’s annual general meeting of shareholders for fiscal year 2028. The term of office for the third class of directors, which consists of James Passin, will expire at the Company’s annual general meeting of shareholders for fiscal year 2026. Mr. Figueira de Chaves has been a director since June 2020. Mr. Backwell has been a director since November 2024. Ms. Ingargiola has been a director since February 2025. Mr. Crosby has been a director since November 2025. Mr. Gold has been a director since November 2025. Mr. Passin has been a director since March 2026.

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

The Audit Committee members are Luisa Ingargiola, Pierce Crosby, Steven Gold, and James Passin. Our Board of Directors has determined that each of the Audit Committee members satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and the requirements of the Audit Committee members under the Nasdaq Listing Rules. Luisa Ingargiola serves as the Audit Committee Chairman. The Audit Committee Charter is available on our website at https://www.fusion-fuel.eu/.

Compensation Committee

The purposes of the Compensation Committee are, among other things, making recommendations to the Board of Directors relating to the compensation of the Company’s chief executive officer, if any, and other executive officers of the Company, and administering or delegating the power to administer the Company’s incentive compensation and equity-based compensation plans.

The Compensation Committee members are Luisa Ingargiola, Pierce Crosby, Steven Gold, and James Passin. Our Board of Directors has determined that each of the Compensation Committee members satisfies the “independence” and other requirements of Compensation Committee members under the Nasdaq Listing Rules. Steven Gold serves as the Compensation Committee Chairman. The Compensation Committee Charter is available on our website at https://www.fusion-fuel.eu/.

Nominating Committee

The purpose of the Nominating Committee is, among other things, to discharge the responsibilities of the Board of Directors relating to the appropriate size, functioning, and needs of the Board of Directors including, but not limited to, recruitment and retention of high-quality board members and committee composition and structure.

The Nominating Committee members are Luisa Ingargiola, Pierce Crosby, Steven Gold, and James Passin. Our Board of Directors has determined that each of the Nominating Committee members satisfies the “independence” and other requirements of Nominating Committee members under the Nasdaq Listing Rules. Pierce Crosby serves as the Nominating Committee Chairman. The Nominating Committee Charter is available on our website at https://www.fusion-fuel.eu/.

6.D. Employees

As of December 31, 2025, December 31, 2024, and December 31, 2023, the Company (including its direct and indirect majority-owned subsidiaries) had a total of 131, 131, and 124 employees, respectively, all of whom were full-time. As of December 31, 2025, 120 employees were employed by Al Shola Gas; 2 employees were employed by QIND; 3 employees were employed by Bright Hydrogen Solutions; and 6 employees were employed by Fusion Fuel Green PLC.

None of our employees are represented by labor unions.

6.E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Equity Incentive Plan

On August 5, 2021, the Company’s Board of Directors adopted and approved the Fusion Fuel Green PLC 2021 Equity Incentive Plan, which authorized the Company to grant up to 28,572 Class A Ordinary Shares in the form of incentive share options, non-qualified share options, share appreciation rights, restricted awards, performance share awards, cash awards and other share awards. Cancelled and surrendered share options and share awards may again become available for grant under the 2021 Plan. On October 9, 2025, Company’s Board of Directors approved Amendment No. 1 to the Fusion Fuel Green PLC 2021 Equity Incentive Plan, to increase the maximum number of Class A Ordinary Shares available to be granted under the Fusion Fuel Green PLC 2021 Equity Incentive Plan by 1,971,428, to a total of 2,000,000 Class A Ordinary Shares. The purpose of the 2021 Plan is to provide the Company with the flexibility to issue share-based awards as part of an overall compensation package to attract and retain qualified personnel.

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

The calculations in the table below are based on 3,297,509 Class A Ordinary Shares and 4,171,327 Series A Preferred Shares outstanding as of May 7, 2026, except to the extent indicated otherwise in the footnotes. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Name and Title of Director or Officer or Name of Shareholder	Class A Ordinary Shares Beneficially Owned		Ownership (%)		Class A Ordinary Shares Underlying Options	Exercise Price of Option ($)	Option Expiration Date
Frederico Figueira de Chaves, Chief Executive Officer, Interim Chief Financial Officer, Chief Strategy Officer, and Director	151,719	(1)	4.4%		5,715	$367.50	1/1/2029
	-		-		5,715	$367.50	1/1/2029
	-		-		400,000	$4.53	10/9/2032
John-Paul Backwell, Director	133,333	(2)	3.9%		400,000	$4.53	10/9/2032
Luisa Ingargiola, Director	29,240	(3)	0.9%		29,240	-	-
Total Directors and Officers	314,292		8.7%		-	-	-
Lantern Management Fund LP(4)	340,497	(5)(6)	9.9	% (5)	-	-	-
Roxy Capital Corp.(7)	343,709	(8)(9)	9.9	% (8)	-	-	-
Bower Four Capital Corp.(10)	350,519	(11)(12)	9.9	% (11)	-	-	-

(1)	Consists of (1) 6,352 Class A Ordinary Shares held by Key Family Holding Investimentos e Consultoria de Gestão, Ltd (“KFH”), (2) 429 Class A Ordinary Shares issuable upon the vesting of RSUs, and (3) 139,048 Class A Ordinary Shares issuable upon exercise of options within 60 days of May 7, 2026. Does not include (1) 5,715 Class A Ordinary Shares subject to certain performance-based vesting conditions under an option that may not be met as of a date within 60 days of May 7, 2026, and (2) 266,667 Class A Ordinary Shares subject to time-based vesting conditions under an option that will not be met as of a date within 60 days of May 7, 2026. Each of Frederico Figueira de Chaves and Francisco Figueira de Chaves have shared voting and dispositive power over the Class A Ordinary Shares held by KFH.

(2)	Consists of 133,333 Class A Ordinary Shares issuable upon exercise of an option within 60 days of May 7, 2026. Does not include 266,667 Class A Ordinary Shares subject to vesting conditions under the option that will not be met as of a date within 60 days of May 7, 2026.

(3)	Consists of 29,240 Class A Ordinary Shares issuable upon exercise of an option.

(4)	Lantern Management Fund GP is the general partner of Lantern Management Fund LP. Voting and investment decisions with respect to the securities held by Lantern Management Fund LP are made by the investment committee of Lantern Management Fund GP, which is comprised of three members and acts by majority vote.

(5)	Consists of (i) 229,625 Class A Ordinary Shares and (ii) an aggregate of 110,872 Class A Ordinary Shares issuable upon exercise of certain warrants, after giving effect to warrant provisions preventing exercise if such exercise would result in the holder beneficially owning greater than 9.99% of the outstanding Class A Ordinary Shares when aggregated with all other Class A Ordinary Shares beneficially owned.

Consists of (i) 229,625 Class A Ordinary Shares, (ii) 73,577 Class A Ordinary Shares issuable upon exercise of a prefunded warrant, (iii) 786,886 Class A Ordinary Shares issuable upon exercise of a $3.50 Warrant, and (iv) 450,858 Class A Ordinary Shares issuable upon exercise of a $5.00 Warrant, without regard to any limitations on exercise.

(6)	The information presented in this table relating to the number of Class A Ordinary Shares held by Lantern Management Fund LP is based on a Schedule 13G that was jointly filed by Lantern Management Fund LP and Lantern Management Fund GP with the SEC on February 13, 2026. The information presented in this table relating to the warrants held by Lantern Management Fund LP is based on the records of the Company or its transfer agent.

(7)	Eric Lazer is the Director of Roxy Capital Corp. and has sole voting and investment power over the securities held by it. Eric Lazer disclaims beneficial ownership of such securities except to the extent of his pecuniary interest, if any, in such securities.

(8)	Consists of (i) 200,682 Class A Ordinary Shares and (ii) an aggregate of 143,027 Class A Ordinary Shares issuable upon exercise of certain warrants, after giving effect to warrant provisions preventing exercise if such exercise would result in the holder beneficially owning greater than 9.99% of the outstanding Class A Ordinary Shares when aggregated with all other Class A Ordinary Shares beneficially owned.

Consists of (i) 200,682 Class A Ordinary Shares, (ii) 196,202 Class A Ordinary Shares issuable upon exercise of pre-funded warrants, (iii) 197,249 Class A Ordinary Shares issuable upon exercise of a $3.50 Warrant, (iv) 141,482 Class A Ordinary Shares issuable upon exercise of a $5.00 Warrant, (v) 74,687 Class A Ordinary Shares issuable upon exercise of a 150% Price Warrant, and (vi) 74,687 Class A Ordinary Shares issuable upon exercise of a 200% Price Warrant, without regard to any limitations on exercise.

(9)	The information presented in this table relating to the number of Class A Ordinary Shares held by Roxy Capital Corp. is based on a Schedule 13G/A that was jointly filed by Roxy Capital Corp. and Eric Lazer with the SEC on December 30, 2025. The information presented in this table relating to the warrants held by Roxy Capital Corp. is based on the records of the Company or its transfer agent.

(10)	Gregory Lipschitz is the Managing Director of Bower Four Capital Corp. and has sole voting and investment power over the securities held by it. Gregory Lipschitz disclaims beneficial ownership of such securities except to the extent of his pecuniary interest, if any, in such securities.

(11)	Consists of (i) 139,328 Class A Ordinary Shares and (ii) an aggregate of 211,191 Class A Ordinary Shares issuable upon exercise of certain warrants, after giving effect to warrant provisions preventing exercise if such exercise would result in the holder beneficially owning greater than 9.99% of the outstanding Class A Ordinary Shares when aggregated with all other Class A Ordinary Shares beneficially owned.

Consists of (i) 139,328 Class A Ordinary Shares, (ii) 270,198 Class A Ordinary Shares issuable upon exercise of pre-funded warrants; (iii) 263,277 Class A Ordinary Shares issuable upon exercise of a $3.50 Warrant, (iv) 174,495 Class A Ordinary Shares issuable upon exercise of a $5.00 Warrant, (v) 54,318 Class A Ordinary Shares issuable upon exercise of a 150% Price Warrant, and (vi) 54,318 Class A Ordinary Shares issuable upon exercise of a 200% Price Warrant, without regard to any limitations on exercise.

(12)	The information presented in this table relating to the number of Class A Ordinary Shares held by Bower Four Capital Corp. is based on a Schedule 13G that was jointly filed by Bower Four Capital Corp. and Gregory Lipschitz with the SEC on December 18, 2025. The information presented in this table relating to the warrants held by Bower Four Capital Corp. is based on the records of the Company or its transfer agent.

There have been no significant changes in the percentage ownership held by any beneficial owners of more than 5% of any class of the Company’s voting securities during the past three years, based on their filings of Schedules 13D. Schedules 13G, or amendments thereto, with the SEC, except as follows:

●	Based on a Schedule 13D filed by Frederico Figueira de Chaves with the SEC on December 4, 2025, Frederico Figueira de Chaves became the beneficial owner of 17.2% of the outstanding Class A Ordinary Shares, including, solely for purposes of such Schedule 13D, 273,019 Class A Ordinary Shares issuable under options that were subject to vesting conditions that would not or may not have been met within 60 days.
●	Based on a Schedule 13D filed by John-Paul Backwell with the SEC on December 4, 2025, John-Paul Backwell became the beneficial owner of 16.6% of the outstanding Class A Ordinary Shares, including, solely for purposes of such Schedule 13D, 266,667 Class A Ordinary Shares issuable under an option that were subject to vesting conditions that would not be met within 60 days.
●	Based on a Schedule 13G jointly filed by Lantern Management Fund LP and Lantern Management Fund GP with the SEC on February 13, 2026, as of January 4, 2026 with respect to Class A Ordinary Shares, and, as of May 7, 2026 based on the Company’s records or transfer agent records with respect to warrants to purchase Class A Ordinary Shares, Lantern Management Fund LP and Lantern Management Fund GP were the beneficial owners of 9.99% of the outstanding Class A Ordinary Shares.
●	Based on a Schedule 13G jointly filed by Bower Four Capital Corp. and Gregory Lipschitz with the SEC on December 18, 2025, as of December 11, 2025 with respect to Class A Ordinary Shares, and, as of May 7, 2026 based on the Company’s records or transfer agent records with respect to warrants to purchase Class A Ordinary Shares, Bower Four Capital Corp. and Gregory Lipschitz were the beneficial owners of 9.99% of the outstanding Class A Ordinary Shares.
●	Based on a Schedule 13G/A jointly filed by Roxy Capital Corp. and Eric Lazer with the SEC on December 30, 2025, as of December 10, 2025 with respect to Class A Ordinary Shares, and, as of May 7, 2026 based on the Company’s records or transfer agent records with respect to warrants to purchase Class A Ordinary Shares, Roxy Capital Corp. and Eric Lazer were the beneficial owners of 9.99% of the outstanding Class A Ordinary Shares.
●	Based on a Schedule 13G jointly filed by Roxy Capital Corp. and Eric Lazer with the SEC on September 29, 2025, as of September 19, 2025, Roxy Capital Corp. and Eric Lazer were the beneficial owners of 7.31% of the outstanding Class A Ordinary Shares.
●	Based on a Schedule 13G filed by Ilustrato with the SEC on December 3, 2024, as of November 26, 2024, Ilustrato and Nicolas Link were the beneficial owners of 109,114 Class A Ordinary Shares, which the Schedule 13G stated constituted 16.7% of the outstanding Class A Ordinary Shares. Based on a Form 4 filed by Ilustrato with the SEC on October 7, 2025, Ilustrato held 1,502 Class A Ordinary Shares, constituting less than 1% of the outstanding Class A Ordinary Shares.
●	Based on a Schedule 13G jointly filed by MAK Capital Fund L.L.C., MAK Capital Fund LP, and Michael A. Kaufman with the SEC on December 18, 2023, as amended on November 18, 2024 and December 11, 2024, between February 7, 2022 and December 4, 2024, MAK Capital Fund L.L.C., MAK Capital Fund LP, and Michael A. Kaufman’s shared beneficial ownership of the outstanding Class A Ordinary Shares changed from 24.5% to 2.54%.
●	Based on a Schedule 13G filed by Richard Leahy with the SEC on March 27, 2024, as amended on August 6, 2024, between March 20, 2022 and June 30, 2024, Richard Leahy’s beneficial ownership of the outstanding Class A Ordinary Shares changed from 5.1% to 1.9%.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company, except for the transactions contemplated by the QIND Purchase Agreement.

7.B. Related Party Transactions

Unless otherwise noted, the following is a description of transactions since January 1, 2025, with transactions or loans between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence; other than compensation arrangements, which are described under Item 6.B. “Compensation”.

Loans to Quality Industrial Corp.

As of December 31, 2025 and April 15, 2026, Fusion Fuel had loaned QIND a total of $4,427,537 (€3,901,895) and $4,767,537 (€4,062,181) respectively. These loans may be used by QIND for working capital and corporate needs. Such loans are non-interest-bearing and have no required repayment date. Pursuant to the QIND Purchase Agreement, Fusion Fuel is required to provide 50% of any Company Financing to QIND for its working capital and corporate needs. Such loans will be (i) forgiven upon the Series A Preferred Shares Conversion or (ii) repaid if the QIND Transactions are unwound in accordance with the QIND Purchase Agreement. The Company and QIND are required to cooperate to structure such allocation of proceeds and the use of such proceeds on a mutually agreeable basis. These loans are eliminated in full on consolidation and accordingly have no impact on the Group’s consolidated statement of financial position or consolidated statement of profit or loss.

Stock Purchase Agreement with Quality Industrial Corp.

Pursuant to a Stock Purchase Agreement, dated as of August 1, 2025, between Fusion Fuel and QIND, Fusion Fuel acquired 2,000,000 shares of QIND’s common stock for an aggregate purchase price of $40,000.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18. “Financial Statements,” which contains our consolidated financial statements prepared in accordance with IFRS.

Legal Proceedings

Insolvency Proceedings

On November 11, 2024, Fusion Fuel Portugal filed for insolvency in the civil court of Sintra, Portugal. Subsequently, the former production and sale of the Company’s miniaturized PEM green hydrogen electrolyzer product line and research and development activities, which were conducted through Fusion Fuel Portugal and its subsidiaries, ceased and will not be continued. The sale of all physical assets of Fusion Fuel Portugal (including all properties, equipment, and inventory directly or indirectly held) was completed as of December 2025. It is expected that the remaining assets held by Fusion Fuel Portugal and its subsidiaries will likewise be disposed of through a liquidation process.

Claim Against Hydrogenial

In connection with its insolvency proceedings, on November 11, 2024, Fusion Fuel Portugal submitted a claim in Portugal for damages against Hydrogenial S.A. (“Hydrogenial”) and Norbert Bindner that were allegedly incurred due to Hydrogenial’s breach of the Subscription Agreement, dated as of August 28, 2024, between the Company and Hydrogenial, as amended by the Amendment to Subscription Agreement, dated as of October 9, 2024, between the Company and Hydrogenial (as amended, the “Hydrogenial Agreement”). The Hydrogenial Agreement provides for the offer and sale of an aggregate of 1,251,168 Class A Ordinary Shares and warrants to acquire an aggregate of 375,351 Class A Shares for an aggregate purchase price of $33,500,000, as a private placement to Hydrogenial, which represented that it is an “accredited investor” as defined in Rule 501(a) under the Securities Act. The Hydrogenial Agreement originally provided for the closing of the sale to take place on September 30, 2024, subject to applicable closing conditions. On October 1, 2024, the Company delivered a notice of breach of the Hydrogenial Agreement to Hydrogenial, which stated that all conditions to the obligations of Hydrogenial to purchase and pay for the securities under the Hydrogenial Agreement had been met as of September 30, 2024 and demanded that Hydrogenial make immediate payment of the purchase price. On October 9, 2024, the Hydrogenial Agreement was amended to provide that the closing under the Hydrogenial Agreement would take place on October 25, 2024. However, the closing did not occur on such date. See 10.C. “Material Contracts – Subscription Agreement with Hydrogenial S.A.”

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

The Company’s Class A Ordinary Shares are listed on The Nasdaq Capital Market under the symbol “HTOO”. The Company’s securities are not listed on any exchange or traded in any market outside of the United States.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

See Item 9.A. “Offer and Listing Details”.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

The following information is incorporated by reference herein: (1) the information under the section “Comparison of Corporate Governance and Shareholder Rights” and particularly with respect to the Company as described under the column entitled “Ireland” with such section in the Registration Statement on Form F-4/A filed by the Company with the SEC on November 5, 2020; and (2) the information in Exhibit 2.25 to this Annual Report.

10.C. Material Contracts

Mineral & Element Advisory Agreements

The information under Item 5.A. “Operating Results – Recent Developments – Mineral & Element Advisory Agreements” is incorporated by reference herein.

February 2026 Securities Purchase Agreement

The information under Item 5.A. “Operating Results – Recent Developments – Securities Purchase Agreement” is incorporated by reference herein.

February 2026 Share Exchange Agreement

The information under Item 5.A. “Operating Results – Recent Developments – Share Exchange Agreement” is incorporated by reference herein.

August 2025 Stock Purchase Agreement

Pursuant to a Stock Purchase Agreement, dated as of August 1, 2025 (the “August 2025 Stock Purchase Agreement”), between Fusion Fuel Green PLC and Quality Industrial Corp., a Nevada corporation (“QIND”), the Company acquired 2,000,000 shares of the common stock of QIND for an aggregate purchase price of $40,000. The Stock Purchase Agreement contains customary representations, warranties, closing conditions and other agreements of the parties.

July 2025 Private Placement

The information under Item 5.B. “Liquidity and Capital Resources – July 2025 Private Placement” is incorporated by reference herein.

Notes Redemption, Warrants Cancellation and Exchange, Limited Waiver, Consent and Release Agreement

The information under Item 5.B. “Liquidity and Capital Resources – Notes Redemption, Warrants Cancellation and Exchange, Limited Waiver, Consent and Release Agreement” is incorporated by reference herein.

December 2025 Warrant Exchange Agreement

The information under Item 5.B. “Liquidity and Capital Resources – December 2025 Warrant Exchange Agreement” is incorporated by reference herein.

At The Market Offering Agreement

On May 16, 2025, the Company, entered into an At The Market Offering Agreement (the “Offering Agreement”) with Wainwright. Pursuant to the Offering Agreement, the Company may offer and sell, from time to time, Class A Ordinary Shares through or to Wainwright as the Company’s sales agent or as principal, subject to the terms and conditions set forth in the Offering Agreement. Wainwright will use commercially reasonable efforts consistent with its normal trading and sales practices to sell Class A Ordinary Shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a placement notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the Offering Agreement generally, Wainwright may sell Class A Ordinary Shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act.

The offer and sale of Class A Ordinary Shares were required to be made pursuant to the Company’s prior shelf registration statement on Form F-3, which was declared effective by the SEC on May 13, 2022 (File No. 333-264714) (the “Prior Shelf Registration Statement”), the prospectus contained in the Prior Shelf Registration Statement, and the prospectus supplements filed with respect to such prospectus pursuant to Rule 424(b) under the Securities Act. On May 16, 2025, the Company filed a prospectus supplement with respect to the Prospectus pursuant to Rule 424(b) under the Securities Act relating to the offer and sale of Class A Ordinary Shares under the Offering Agreement having a maximum aggregate offering price of $2,064,262. On July 28, 2025, the Company filed a prospectus supplement which increased the maximum aggregate offering price issuable under the Offering Agreement to up to an aggregate of $4,184,136, which does not include $2,063,999 of securities that were previously sold pursuant to General Instruction I.B.5 of Form F-3 during the 12-calendar month period that ended on July 28, 2025.

The Company or Wainwright may suspend the offering of Class A Ordinary Shares under the Offering Agreement. The Company may terminate the Offering Agreement at any time upon ten business days’ prior notice. Wainwright may terminate the Offering Agreement at any time.

The Company will pay Wainwright a cash commission equal to 3.0% of the gross proceeds from each sale of shares of common stock sold pursuant to the Offering Agreement, and will reimburse Wainwright for certain specified expenses, including the documented fees and costs of its legal counsel reasonably incurred in connection with entering into the transactions contemplated by the Offering Agreement in an amount up to $60,000 and up to $5,000 per due diligence update session.

The Company made certain customary representations, warranties and covenants in the Offering Agreement concerning the Company and the Prior Shelf Registration Statement, the prospectus contained therein, prospectus supplements and other documents and filings relating to the offering of the Class A Ordinary Shares. In addition, the Company agreed to indemnify Wainwright against certain liabilities, including liabilities under the Securities Act. The Prior Shelf Registration Statement expired on November 10, 2025 following a 180-day grace period pursuant to Rule 415(a)(6) promulgated under the Securities Act.

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

In connection with the November 2023 Subscription Agreement, under the Registration Rights Agreement, dated as of November 21, 2023, between the Company and the Initial Lead Holder (the “November 2023 Registration Rights Agreement”), the Company was required to register 200% of the maximum number of Class A Ordinary Shares issuable upon conversion of the November 2023 Subscription Notes and exercise of the November 2023 Subscription Warrants. In accordance with the terms of the November 2023 Registration Rights Agreement, the Company filed a Registration Statement on Form F-3 (File No. 333-276880), which, as amended, was declared effective by the SEC on May 3, 2024, to register the offer and resale of a maximum of 1,328,072 Class A Ordinary Shares issuable upon conversion and exercise of the November 2023 Subscription Notes and the November 2023 Subscription Warrants. On May 3, 2024, the Company filed the final prospectus for this offering, dated May 3, 2024, relating to the offer and resale of up to 32,010 Class A Ordinary Shares upon conversion and exercise of the November 2023 Subscription Notes and exercise of the November 2023 Subscription Warrants, based upon the price of the Class A Ordinary Shares as of May 1, 2024.

On May 7, 2024, the initial tranche in the amount of $1,150,000 was agreed and subscribed for by the Initial Lead Holder.

Convertible Note Issued May 7, 2024

Pursuant to the November 2023 Subscription Agreement, the Company issued the May 2024 Note to the Initial Lead Holder with an original issue discount of 2%. On May 7, 2026, the Company was required to pay to the holder an amount in cash representing 100% of all outstanding principal and accrued and unpaid interest unless the May 2024 Note was previously converted or repaid. The May 2024 Note initially accrued interest at 4.00% per annum over the Secured Overnight Financing Rate (SOFR).

Holders of the May 2024 Note could convert all or any portion of the outstanding principal, interest and late fees if any, into a number of Class A Ordinary Shares at a conversion rate determined by dividing (x) the conversion amount by (y) the higher of (i) the May 2024 Note Minimum Conversion Price and (ii) 90% of the VWAP of the Class A Ordinary Shares on a day selected by the holder out of the five trading days immediately prior to the date of conversion (the “May 2024 Note Conversion Price”). The “May 2024 Note Minimum Conversion Price” was $14.00 provided that if at any time while the May 2024 Note was outstanding, the three-day VWAP of the Class A Ordinary Shares is less than $14.00, then the May 2024 Note Minimum Conversion Price would thereafter equal $3.50.

The May 2024 Note provided for certain customary events of default, including, among other things, a May 2024 Note Bankruptcy Event of Default. In connection with a May 2024 Note Bankruptcy Event of Default, the Company was be required to promptly pay to the holder an amount in cash representing (i) all outstanding principal, unpaid interest and unpaid late charges on such principal and interest accrued up to the date of redemption, multiplied by (ii) 125%, in addition to any and all other amounts due, without the requirement for any notice or demand or other action by the holder or any other person or entity, provided that the holder could, in its sole discretion, waive such right to receive payment upon a May 2024 Note Bankruptcy Event of Default, in whole or in part, and any such waiver would not affect any other rights of the holder.

On November 11, 2024, Fusion Fuel Portugal filed for insolvency in the civil court of Sintra, Portugal. As a result of the commencement of the insolvency proceedings, on November 11, 2024, a May 2024 Note Bankruptcy Event of Default may be deemed to have occurred under the terms of the May 2024 Note. As a result of the Bankruptcy Event of Default, the Company became liable to immediately repay in cash the holder of the May 2024 Note at least $175,000, and the May 2024 Note accrued interest at a rate of 18.0% per annum.

As of May 1, 2025, a total of $185,956 in principal and accrued interest under the May 2024 Note had been converted into an aggregate of 23,848 Class A Ordinary Shares, and no balance remained outstanding under the May 2024 Note.

See “—Convertible Notes Issuable Pursuant to the Securities Subscription Agreement” for other general terms applicable to the May 2024 Note.

Warrant Issued May 7, 2024

Also on May 7, 2024, pursuant to the November 2023 Subscription Agreement and in connection with the issuance of the May 2024 Note, the Company issued a warrant (the “May 2024 Warrant”) to the Initial Lead Holder to purchase an aggregate of 5,960 Class A Ordinary Shares with an exercise price of $57.89 per share, expiring on May 7, 2026. See “—Warrants Issuable Pursuant to the Securities Subscription Agreement” for other general terms applicable to the May 2024 Warrant.

As a result of the conversions of the January 2025 Notes and the March 2025 Notes described under “—Conversion of January 2025 Notes and March 2025 Notes”, the adjusted exercise price for this warrant became $4.65 per share, and the adjusted number of underlying shares became 74,199. As of December 31, 2025, the May 2024 Warrant had been fully exercised for a total of 74,199 Class A Ordinary Shares in the aggregate.

Assignment of Rights by Belike Nominees Pty Ltd. to Macquarie Bank Limited

On May 8, 2024, Belike Nominees Pty Ltd. (the “Initial Lead Holder”) assigned its rights under the November 2023 Subscription Agreement, the November 2023 Registration Rights Agreement, the May 2024 Note, and the May 2024 Warrant to Macquarie Bank Limited (the “Assignee Lead Holder”). On May 22, 2024, the Company filed a prospectus supplement, dated May 22, 2024, to the prospectus dated May 3, 2024 with the SEC pursuant to Rule 424(b)(3) under the Securities Act, which replaced the Initial Lead Holder with the Assignee Lead Holder as the named selling shareholder pursuant to the assignment of all rights to the Class A Ordinary Shares issuable upon conversion or exercise of the May 2024 Note and the May 2024 Warrant by the Initial Lead Holder to the Assignee Lead Holder. On March 12, 2025, the Company filed an additional prospectus supplement, dated March 12, 2025, to the prospectus dated May 3, 2024 with the SEC pursuant to Rule 424(b)(3) under the Securities Act for the resale from time to time of up to 171,959 Class A Ordinary Shares, which was equal to 200% of the maximum number of Class A Ordinary Shares that was issuable to the Assignee Lead Holder upon conversion of the principal and accrued interest and interest that was accruable prior to maturity under the May 2024 Note at the May 2024 Note Minimum Conversion Price in the original principal amount of $1,150,000 and upon exercise of the May 2024 Warrant, and which included 49,498 Class A Ordinary Shares that Assignee Lead Holder had previously been issued upon conversion of the May 2024 Note as of the date of such prospectus supplement.

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

Conversion. Holders of the November 2023 Subscription Notes may convert all or any portion of the outstanding principal, interest and late fees if any, into a number of Class A Ordinary Shares at a conversion rate determined by dividing (x) the conversion amount by (y) the higher of (i) the November 2023 Subscription Notes Minimum Conversion Price (as defined below) and (ii) 90% of the VWAP of the Class A Ordinary Shares on a day selected by the holder out of the five trading days immediately prior to the date of conversion (the “November 2023 Subscription Notes Conversion Price”). The “November 2023 Subscription Notes Minimum Conversion Price” will be $7.00 provided that if at any time while the November 2023 Subscription Notes are outstanding, the three-day VWAP of the Class A Ordinary Shares is less than $7.00, then the November 2023 Subscription Notes Minimum Conversion Price shall thereafter equal $1.75. With respect to the May 2024 Note only, all references to the November 2023 Subscription Notes Conversion Price refer to the May 2024 Note Conversion Price, and all references to the November 2023 Subscription Notes Minimum Conversion Price refer to the May 2024 Note Minimum Conversion Price.

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

In connection with an event of default, a holder may require the Company to redeem in cash any or all of the November 2023 Subscription Notes. The redemption price (except in the case of certain events of default relating to bankruptcy) will equal the greater of (i) 125% of the conversion amount being redeemed and (ii) the conversion rate with respect to the conversion amount in effect at such time as the holder delivers notice of an event of default redemption multiplied by the greatest closing sale price of the Class A Ordinary Shares on any trading day during the period commencing on the date immediately preceding such event of default and ending on the date the Company made the entire redemption payment.

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

Change of Control. In connection with a Change of Control (as defined in the November 2023 Subscription Notes), a holder may require the Company to redeem all or any portion of each November 2023 Subscription Note (“Change of Control Redemption”). The redemption price per share will equal the greatest of (i) 125% of the conversion amount being redeemed, (ii) the product of 125% multiplied by the product of (A) the conversion amount being redeemed multiplied by (B) the quotient determined by dividing (I) the greatest closing sale price of the Class A Ordinary Shares during the period beginning on the date immediately preceding the earlier to occur of (1) the consummation of the applicable Change of Control and (2) the public announcement of such Change of Control, and ending on the date the holder delivers notice of the Change of Control Redemption by (II) the November 2023 Subscription Notes Conversion Price then in effect and (iii) the product of 125% multiplied by the product of (A) the Conversion Amount being redeemed multiplied by (B) the quotient of (I) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Class A Ordinary Share to be paid to the holders of the Class A Ordinary Shares upon consummation of such Change of Control (any such non-cash consideration constituting publicly-traded securities to be valued at the highest of the closing sale price of such securities as of the trading day immediately prior to the consummation of such Change of Control, the closing sale price of such securities on the trading day immediately following the public announcement of such proposed Change of Control and the closing sale price of such securities on the trading day immediately prior to the public announcement of such proposed Change of Control) divided by (II) the November 2023 Subscription Notes Conversion Price then in effect.

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

Cashless Exercise. If at the time of exercise of any November 2023 Subscription Warrants, there is no effective registration statement registering the Class A Ordinary Shares underlying the November 2023 Subscription Warrants, such November 2023 Subscription Warrants may be exercised on a cashless basis pursuant to its terms.

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

Subscription Agreement with Hydrogenial S.A.

The Hydrogenial Agreement provides for the private placement of an aggregate of 1,251,168 Class A Ordinary Shares and warrants to acquire an aggregate of 375,351 Class A Shares for an aggregate purchase price of $33,500,000.

The Hydrogenial Agreement originally provided for the closing of the sale to take place on September 30, 2024, subject to applicable closing conditions. The Hydrogenial Agreement was amended to provide that the closing under the Hydrogenial Agreement would take place on October 25, 2024.

The Hydrogenial Agreement provides that following the closing of the sale under the Hydrogenial Agreement, Hydrogenial will have the right to nominate one member to the Company’s Board of Directors, provided that such right will terminate once the investor ceases to own at least 25% of the Company’s outstanding voting securities. Hydrogenial will be prohibited from selling the purchased securities until five years after the closing of the sale, and as long as it owns at least 25% of the outstanding Class A Ordinary Shares, the Company will have a right to purchase its shares prior to offering the shares to another party.

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

10.E. Taxation

The following discussion is based on the tax laws, regulations and regulatory practices of the United States and Ireland as in effect on the date hereof, which are subject to change (or subject to changes in interpretation), possibly with retroactive effect.

Current and prospective shareholders are advised to consult their own tax advisors in light of their particular circumstances as to the U.S. or Irish tax laws, regulations and regulatory practices that could be relevant for them in connection with owning and selling or otherwise disposing of our Class A Ordinary Shares and receiving dividends and similar cash or in-kind distributions on our Class A Ordinary Shares (including dividends on liquidation proceeds and share dividends) or distributions on our Class A Ordinary Shares based upon a capital reduction or reserves paid out of capital contributions and the consequences thereof under the tax laws, regulations and regulatory practices of the United States or Ireland.

Material U.S. Federal Income Tax Consequences for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing our Class A Ordinary Shares. It does not describe all tax consequences that may be relevant to a particular person’s decision to acquire Class A Ordinary Shares.

This discussion applies only to a U.S. Holder that holds Class A Ordinary Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). In addition, it does not describe any tax consequences other than U.S. federal income tax consequences, including state and local tax consequences and estate tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the U.S. the Code known as the Medicare contribution tax, special tax accounting rules under Section 451(b) of the Code, and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain banks, insurance companies and other financial institutions;
●	brokers, dealers or traders in securities who use a mark-to-market method of tax accounting;
●	persons holding Class A Ordinary Shares as part of a straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the Class A Ordinary Shares;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities or arrangements classified as partnerships or S corporations for U.S. federal income tax purposes (and investors therein);
●	tax-exempt entities, including an “individual retirement account” or “Roth IRA,” or governmental entities;
●	real estate investment trusts or regulated investment companies;
●	former U.S. citizens or long-term residents of the United States;
●	persons that own or are deemed to own 10% or more of the voting power or value of our shares;
●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
●	persons holding Class A Ordinary Shares in connection with a trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Class A Ordinary Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class A Ordinary Shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of owning and disposing of the Class A Ordinary Shares in their circumstances.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed U.S. Treasury regulations, and the income tax treaty between Ireland and the United States (the “Treaty”), all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of Class A Ordinary Shares, who is eligible for the benefits of the Treaty and who is:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Treasury regulations that apply to taxable years beginning on or after December 28, 2021, or the Foreign Tax Credit Regulations, may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. The U.S. Internal Revenue Service (the “IRS”), has released notices which indicate that the U.S. Treasury Department and the IRS are considering amendments to the Foreign Tax Credit Regulations and provide temporary relief from certain of their provisions until such time as the IRS issues a subsequent notice or other guidance withdrawing or modifying the temporary relief (or any later date specified in the relevant notice or guidance). U.S. investors that are not eligible for Treaty benefits should consult their tax advisors regarding the creditability or deductibility of any non-U.S. taxes imposed on them. This discussion does not apply to investors in this special situation. U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of Class A Ordinary Shares in their particular circumstances.

Passive Foreign Investment Company Rules

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the calculations above, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties, and capital gains.

Based on the composition of our income and assets during 2025 and the value of our assets, including the application of the look-through rules to our majority-owned subsidiary, Quality Industrial Corp., we do not believe we were a PFIC for the taxable year ended December 31, 2025. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year based on the composition of our income and the value of our assets at such time. Because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A Ordinary Shares, which could be volatile), there can be no assurance that we will not be a PFIC for any future taxable year. In particular, if the transactions contemplated by the Share Exchange Agreement, dated as of February 18, 2026, among the Company and certain shareholders of Royal Uranium, were to be consummated, the Company would acquire royalty interests in uranium projects. Royalty income is generally treated as passive income for PFIC purposes, and assets held for the production of royalty income are generally treated as passive assets. Accordingly, the consummation of such transactions could cause the Company to be a PFIC for the taxable year in which such transactions are consummated and for subsequent taxable years, depending on the value of the royalty assets relative to the Company’s other assets and the composition of the Company’s income following such transactions.

If we are a PFIC for any year during which a U.S. Holder holds Class A Ordinary Shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds Class A Ordinary Shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a “deemed sale” election, which would allow the U.S. Holder to eliminate the continuing PFIC status under certain circumstances but would require the U.S. Holder to recognize gain taxed under the general PFIC rules described below.

If we were a PFIC for any taxable year and any of our subsidiaries or other companies in which we owned or were treated as owning equity interests were also a PFIC (any such entity is herein referred to as a “Lower-tier PFIC”), a U.S. Holder would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC; and (ii) dispositions of shares of Lower-tier PFICs, in each case as if such holder held such shares directly, even though such holder will not have received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder held any of our Class A Ordinary Shares, such holder would generally be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of our Class A Ordinary Shares would be allocated ratably over a U.S. Holder’s holding period for the Class A Ordinary Shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distributions received on a U.S. Holder’s Class A Ordinary Shares during a taxable year exceeded 125% of the average of the annual distributions on those shares during the preceding three years or such holder’s holding period, whichever was shorter, those distributions would be subject to taxation in the same manner as gain.

Alternatively, if we were a PFIC and if the Class A Ordinary Shares were “regularly traded” on a “qualified exchange,” a U.S. Holder may avoid the general PFIC tax consequences discussed above if such U.S. Holder makes a mark-to-market election with respect to the Class A Ordinary Shares at the close of the first taxable year in which such holder holds our Class A Ordinary Shares. Nasdaq, on which the Class A Ordinary Shares are listed, is a qualified exchange for this purpose. Once made, the election cannot be revoked without the consent of the IRS unless the Class A Ordinary Shares cease to be marketable.

If a U.S. Holder makes the mark-to-market election with respect to the first taxable year that we are a PFIC and the U.S. Holder holds our Class A Ordinary Shares, such holder will generally recognize as ordinary income any excess of the fair market value of such holder’s Class A Ordinary Shares at the end of each taxable year in which we are a PFIC over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A Ordinary Shares over their fair market value at the end of such taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The U.S. Holder’s tax basis in their Class A Ordinary Shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Any gain or loss recognized on the sale or other disposition of Class A Ordinary Shares in a year when we are not a PFIC will generally be taxed in the manner described below under “– Sale or Other Disposition of Class A Ordinary Shares”. Subject to the discussion in the immediately succeeding paragraph, any distributions will generally be taxed in a manner described below under “– Taxation of Distributions”. This election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any Lower-tier PFICs notwithstanding a mark-to-market election for the Class A Ordinary Shares.

In addition, if we were a PFIC for any taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed below with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a company that is a PFIC provides certain information to U.S. Holders, a U.S. Holder can then avoid certain adverse tax consequences described above by making a “qualified electing fund” (“QEF Election”) in the first taxable year that the company is treated as a PFIC with respect to the U.S. Holder. A U.S. Holder must make the QEF Election for each PFIC by attaching a separate properly completed IRS Form 8621 for each PFIC to the U.S. Holder’s timely filed U.S. federal income tax return.

The Company has not yet determined whether it will provide to U.S. Holders the information necessary for them to make a “qualified electing fund” election under Section 1295 of the Code with respect to any taxable year in which the Company is or may be a PFIC. There can be no assurance that the Company will provide such information in the future. Moreover, even if we provide this information regarding us and any wholly-owned subsidiaries on a timely basis, we may not be able to furnish this information with respect to a non-wholly-owned Lower-tier PFIC, if any. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the information that a U.S. Holder would need to provide in order to make a valid election.

If a U.S. Holder makes a QEF Election with respect to a PFIC, the U.S. Holder will be taxed on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is a PFIC. If we are a PFIC and if a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election would not be taxable to the U.S. Holder. If we are a PFIC, a U.S. Holder will increase its tax basis in its Class A Ordinary Shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the Class A Ordinary Shares that is not included in the U.S. Holder’s income. In addition, if we are a PFIC and if a U.S. Holder makes a QEF Election with respect to us, a U.S. Holder will recognize capital gain or loss on the disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares, as determined in U.S. dollars. If we are a PFIC, U.S. Holders should note that if they make QEF Elections with respect to us or any Lower-tier PFICs, they may be required to pay U.S. federal income tax with respect to their Class A Ordinary Shares for any taxable year significantly in excess of any cash distributions received on the Class A Ordinary Shares for such taxable year. U.S. Holders should consult their tax advisors regarding making QEF Elections in their particular circumstances.

U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

If a U.S. Holder owns Class A Ordinary Shares during any year in which we are a PFIC, the U.S. Holder generally must file an annual report on IRS Form 8621 with respect to us and any Lower-Tier PFICs containing such information as the U.S. Treasury may require, generally with the U.S. Holder’s U.S. federal income tax return for the relevant year. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with respect to the items required to be included in such report until three years after the U.S. Holder files the annual report and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period.

PROSPECTIVE U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES OF OUR PFIC STATUS ON AN INVESTMENT IN CLASS A ORDINARY SHARES.

Taxation of Distributions

The following is subject to the discussion under “– Passive Foreign Investment Company Rules” above. We do not currently expect to make distributions on our Class A Ordinary Shares. In the event that we do make distributions of cash or other property, distributions paid on Class A Ordinary Shares, other than certain pro rata distributions of Class A Ordinary Shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. However, if we were a PFIC for any taxable year in which we paid a dividend or for the prior taxable year, non-corporate U.S. Holders would not be eligible for preferential tax rates.

The amount of a dividend will include any amounts withheld by us in respect of Irish income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in Euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Irish income taxes withheld from dividends on Class A Ordinary Shares (at a rate not exceeding the rate provided by the Treaty) will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Irish income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of Class A Ordinary Shares

The following is subject to the discussion under “– Passive Foreign Investment Company Rules” above.

Gain or loss realized by a U.S. Holder on the sale or other disposition of Class A Ordinary Shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Class A Ordinary Shares was more than one year as of the date of the sale or other disposition. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Class A Ordinary Shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Long-term capital gain recognized by a non-corporate U.S. Holder is subject to U.S. federal income tax at rates lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations. If we are a PFIC for any taxable year, any gain recognized on a sale or other taxable disposition of the Class A Ordinary Shares during that taxable year will not be treated as long-term capital gain.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and certain entities) may be required to report information relating to an interest in our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the Class A Ordinary Shares.

Material Irish Tax Consequences

The following is a summary of the material Irish tax consequences for certain beneficial holders of Class A Ordinary Shares. The summary is based upon Irish tax laws and the practice of the Revenue Commissioners of Ireland in effect on the date of this Annual Report and correspondence with the Revenue Commissioners of Ireland. Changes in law and/or administrative practice may result in alteration of the tax considerations described below, possibly with retrospective effect.

The summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and holders of Class A Ordinary Shares should consult their own tax advisors about the Irish tax consequences (and the tax consequences under the laws of other relevant jurisdictions) related to the acquisition, ownership and disposal of Class A Ordinary Shares. The summary applies only to shareholders who will own Class A Ordinary Shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired Class A Ordinary Shares by virtue of an Irish office or employment (performed or carried on in Ireland) or who are associated entities with respect to Fusion Fuel Green PLC (within the meaning of section 817U of the Taxes Consolidation Act, 1997).

Tax on Chargeable Gains

The current rate of tax on chargeable gains (where applicable) in Ireland is 33%.

A disposal of our Class A Ordinary Shares by a shareholder who is not resident or ordinarily resident for tax purposes in Ireland will not give rise to Irish tax on any chargeable gain realized on such disposal unless such Class A Ordinary Shares are used, held, or acquired for the purposes of a trade or business carried on by such shareholder in Ireland through a branch or agency.

A holder of our Class A Ordinary Shares who is an individual and who is temporarily non-resident in Ireland may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realized on a disposal of our Class A Ordinary Shares during the period in which such individual is non-resident.

Stamp Duty

The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies is typically 1% of the price paid or the market value of the shares acquired, whichever is greater. Where Irish stamp duty arises, it is generally a liability of the transferee.

Shares Held Through the Depository Trust Company

A transfer of our Class A Ordinary Shares effected by means of the transfer of book entry interests through DTC will not be subject to Irish stamp duty.

Shares Held Outside of DTC or Transferred Into or Out of DTC

A transfer of our Class A Ordinary Shares where any party to the transfer holds such shares outside of DTC may be subject to Irish stamp duty, subject to the availability of a relief or exemption. Shareholders wishing to transfer their shares into (or out of) DTC may do so without giving rise to Irish stamp duty provided that:

●	there is no change in the beneficial ownership of such shares as a result of the transfer; and
●	the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares by a beneficial owner to a third party.

Withholding Tax on Dividends

We do not expect to pay dividends for the foreseeable future. To the extent that we do make dividend payments (or other returns to shareholders that are treated as “distributions” for Irish tax purposes), it should be noted that such distributions made by us will, in the absence of one of many exemptions, be subject to Irish dividend withholding tax, which is referred to in this Annual Report as DWT, currently at a rate of 25%.

For DWT purposes, a distribution includes any distribution that may be made by us to our shareholders, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend. Where an exemption does not apply in respect of a distribution made to a particular shareholder, we are responsible for withholding DWT prior to making such distribution.

General Exemptions

The following is a general overview of the scenarios where it will be possible for us to make payments of dividends without deduction of DWT.

Irish domestic law provides that a non-Irish resident shareholder is not subject to DWT on dividends received from us if such shareholder is beneficially entitled to the dividend and is either:

●	a person (not being a company) resident for tax purposes in certain jurisdictions (each, a “Relevant Territory”) (including the United States) and is neither resident nor ordinarily resident in Ireland (Relevant Territories for DWT purposes include the following: Albania, Armenia, Australia, Austria, Bahrain, Belarus, Belgium, Bosnia & Herzegovina, Botswana, Bulgaria, Canada, Chile, China, Croatia, Cyprus, Czech Republic, Denmark, Egypt, Estonia, Ethiopia, Finland, France, Georgia, Germany, Ghana, Greece, Hong Kong, Hungary, Iceland, India, Israel, Italy, Japan, Kazakhstan, Kenya, Korea, Kosovo, Kuwait, Latvia, Lithuania, Liechtenstein, Luxembourg, Macedonia, Malaysia, Malta, Mexico, Moldova, Montenegro, Morocco, Netherlands, New Zealand, Norway, Oman, Pakistan, Panama, Poland, Portugal, Qatar, Romania, Russia, Saudi Arabia, Serbia, Singapore, Slovak Republic, Slovenia, South Africa, Spain, Sweden, Switzerland, Thailand, The Republic Of Turkey, Ukraine, United Arab Emirates, United Kingdom, United States, Uzbekistan, Vietnam and Zambia);

●	a company which is not resident for tax purposes in Ireland but is resident for tax purposes in a Relevant Territory, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;
●	a company, which is not resident for tax purposes in Ireland, that is controlled, directly or indirectly, by persons resident in a Relevant Territory and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a Relevant Territory;
●	a company, which is not resident for tax purposes in Ireland, whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or
●	a company, which is not resident for tax purposes in Ireland, that is wholly-owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance, and provided, in all cases noted above, we have received from the shareholder, where required, the relevant DWT form(s) prior to the payment of the dividend (“DWT Form(s)”) and such DWT Form(s) remain valid.

For non-Irish resident shareholders that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such shareholders to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.

Our shareholders that do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT (subject if required to certain administrative obligations being satisfied). If any shareholders are exempt from DWT, but receive dividends subject to DWT, such shareholders may apply for refunds of such DWT from the Revenue Commissioners of Ireland.

Income Tax on Dividends Paid on our Class A Ordinary Shares

Irish income tax may arise for certain persons in respect of dividends received from Irish resident companies. A shareholder that is not resident or, in the case of individuals, ordinarily resident in Ireland and that is entitled to an exemption from DWT generally has no liability to Irish income tax or the universal social charge on a dividend received from us. An exception to this position may apply where such shareholder holds our Class A Ordinary Shares through a branch or agency in Ireland through which a trade is carried on.

A shareholder that is not resident or ordinarily resident in Ireland and that is not entitled to an exemption from DWT generally has no additional Irish income tax liability or a liability to the universal social charge. The DWT deducted by us discharges the liability to income tax. An exception to this position may apply where the shareholder holds our Class A Ordinary Shares through a branch or agency in Ireland through which a trade is carried on.

Capital Acquisitions Tax

Irish capital acquisitions tax (“CAT”), comprises principally gift tax and inheritance tax. CAT could apply to a gift or inheritance of our Class A Ordinary Shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because our Class A Ordinary Shares are regarded as property situated in Ireland for Irish CAT purposes as our share register must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT.

CAT is levied at a rate of 33% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee, and (ii) the aggregation of the values of previous taxable gifts and taxable inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses of the same marriage or civil partners of the same civil partnership are exempt from CAT. Children have a tax free threshold of €400,000 in respect of taxable gifts or inheritances received from their parents. Our shareholders should consult their own tax advisors as to whether CAT is creditable or deductible in computing any domestic tax liabilities.

There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. HOLDERS OF OUR CLASS A ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES IN IRELAND, INCLUDING RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSAL OF OUR CLASS A ORDINARY SHARES.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and principal shareholders are exempt from both the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

To the extent applicable, the information included in the Report on Form 6-K furnished by the Company to the SEC on January 3, 2025 is incorporated by reference herein.

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

Based on the foregoing, our principal executive and principal financial officer has concluded that as of December 31, 2025, our disclosure controls and procedures were not effective as a result of the material weakness in our internal control over financial reporting described below.

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

Under the supervision and with the participation of management, including our principal executive and principal financial officer, we evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, based on criteria for effective internal control over financial reporting established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2025, due to the material weakness described below.

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

Our management identified a material weakness in our internal control over financial reporting primarily related to insufficient accounting staffing and a resulting lack of segregation of duties within our finance function. Throughout 2025 our finance team consisted of our Accounting Director, our interim Chief Financial Officer, and a Finance Director who departed in January 2026, meaning that preparation and review of journal entries, account reconciliations, and key management review controls over the financial close were concentrated among too few individuals. The material weakness did not result in any identified misstatements to the financial statements.

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

Changes in Internal Controls over Financial Reporting

We have worked to remediate the material weakness referenced above. We are actively recruiting a replacement for the departed Finance Director and at least one additional qualified accounting professional, and we expect these hires to be in place during financial year 2026. However, until the controls have been redesigned and operated effectively for a sufficient period, the material weakness will not be considered remediated. These remediation measures, which continue as of December 31, 2025, have been time-consuming and costly and there is no assurance that these initiatives will remediate all issues.

Except for as noted above, there were no changes in our internal control over financial reporting during the year ended December 31, 2025 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Luisa Ingargiola is an “audit committee financial expert” as defined under rules and regulations of the SEC and also meets Nasdaq’s financial sophistication requirements. Ms. Ingargiola is an “independent director” as defined by the rules and regulations of Nasdaq.

ITEM 16B. CODE OF ETHICS

On June 16, 2023, we adopted a Code of Ethics that applies to all of our employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of the Code of Ethics has been posted on our website at https://www.fusion-fuel.eu/. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics. Information disclosed on our website is not a part of this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm for the year ended December 31, 2025 was Bush & Associates CPA LLC (Audit firm ID: 6797). The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2025 and 2024 by the Company’s principal accounting firm.

	For the year ended December 31,
	2025	2024
Audit Fees	€76,687	€84,000
Audit-Related Fees	€-	€-
Tax Fees	€-	€-
All Other Fees	€-	€-
Total	€76,687	€84,000

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

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee has not adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. The audit committee will pre-approve each type of audit, audit-related, tax and other permitted services on a case-by-case basis. All of the fees listed in the table above were pre-approved by our audit committee.

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

ITEM 16G. CORPORATE GOVERNANCE

Foreign Private Issuer

The Nasdaq Listing Rules allow foreign private issuers, such as the Company, to follow home country corporate governance practices (in our case Irish) in lieu of the otherwise applicable Nasdaq corporate governance requirements. In order to rely on this exception, we are required to disclose each Nasdaq Listing Rule that we do not follow and describe the home country practice we do follow in lieu thereof. We have elected to follow corporate governance practices under Irish law in lieu of the following requirements:

●	Nasdaq Listing Rule 5635(a), which requires a listed company to obtain shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if (1) where, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, other than a public offering for cash: (A) the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock; or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities; or (2) any director, officer or Substantial Shareholder (as defined by Nasdaq Listing Rule 5635(e)(3)) of the Company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the Company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more;

●	Nasdaq Listing Rule 5635(b), which requires a listed company to obtain shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control;

●	Nasdaq Listing Rule 5635(c), which requires a listed company to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which shares may be acquired by officers, directors, employees, or consultants, except under certain circumstances; and

●	Nasdaq Listing Rule 5635(d)(2), which requires a listed company to obtain shareholder approval prior to engaging in a transaction, other than a public offering, involving the sale, issuance or potential issuance of ordinary shares, which alone or together with sales by officers, directors or substantial shareholders of the company, equals 20% or more of the ordinary shares or 20% or more of the voting power outstanding before the issuance at a price below a certain price indicated in such Nasdaq Listing Rule.

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

Our Board of Directors oversees our annual enterprise risk assessment, where we assess key risks within the Company, including security and technology risks and cybersecurity threats. The Audit Committee of the Board of Directors oversees our cybersecurity risk and receives regular reports from our management team on various cybersecurity matters, including risk assessments, mitigation strategies, areas of emerging risks, incidents and industry trends, and other areas of importance. Our management is responsible for the day-to-day assessment and management of our material risks from cybersecurity threats, including implementation and oversight of the processes, controls and safeguards described above.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited financial statements begin on p. F-1 of this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Constitution of Fusion Fuel Green (incorporated by reference to Exhibit 1.1 to Report on Form 6-K filed on July 10, 2025)
1.2	Certificate of Designation of Preferences, Benefits and Limitations of Series A Convertible Preferred Shares of Fusion Fuel Green PLC (incorporated by reference to Exhibit 1.2 to Annual Report on Form 20-F filed on May 9, 2025)
2.1	Specimen Class A Ordinary Share Certificate of Fusion Fuel Green PLC (incorporated by reference to Exhibit 4.1 to Registration Statement on Form F-4/A filed on October 9, 2020)
2.2	Specimen Warrant Certificate of Fusion Fuel Green PLC (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-4/A filed on October 9, 2020)
2.3	Novation Agreement between HL Acquisitions Corp., Fusion Fuel Green PLC, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3.1 to Shell Company Report on Form 20-F filed on December 17, 2020)
2.4	Form of Placement Note (incorporated by reference to Exhibit 4.1 to Report on Form 6-K filed on November 27, 2023)
2.5	Form of Placement Warrant (incorporated by reference to Exhibit 4.2 to Report on Form 6-K filed on November 27, 2023)
2.6	Placement Note (incorporated by reference to Exhibit 99.1 to Report on Form 6-K filed on May 8, 2024)
2.7	Placement Warrant (incorporated by reference to Exhibit 99.2 to Report on Form 6-K filed on May 8, 2024)
2.8	Form of Senior Convertible Note (incorporated by reference to Exhibit 4.1 to Report on Form 6-K filed on January 13, 2025)
2.9	Form of Warrant To Purchase Ordinary Shares (incorporated by reference to Exhibit 4.2 to Report on Form 6-K filed on January 13, 2025)
2.10	Form of Senior Convertible Note (incorporated by reference to Exhibit 4.1 to Report on Form 6-K filed on March 3, 2025)
2.11	Form of Warrant To Purchase Ordinary Shares (incorporated by reference to Exhibit 4.2 to Report on Form 6-K filed on March 3, 2025)
2.12	Form of Pre-Funded Ordinary Shares Purchase Warrant issuable pursuant to the Securities Purchase Agreement, dated as of July 22, 2025, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 4.1 to Report on Form 6-K filed on July 23, 2025)
2.13	Form of Ordinary Shares Purchase Warrant issuable pursuant to the Securities Purchase Agreement, dated as of July 22, 2025, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 4.2 to Report on Form 6-K filed on July 23, 2025)
2.14	Form of Ordinary Shares Purchase Warrant issuable pursuant to the Securities Purchase Agreement, dated as of July 22, 2025, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 4.3 to Report on Form 6-K filed on July 23, 2025)
2.15	Form of Ordinary Shares Purchase Warrants pursuant to the Notes Redemption, Warrants Cancellation and Exchange, Limited Waiver, Consent and Release Agreement, dated as of July 22, 2025, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 4.4 to Report on Form 6-K filed on July 23, 2025)
2.16	Form of Pre-Funded Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 4.1 to Report on Form 6-K filed on December 5, 2025)

2.17	Form of Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 4.2 to Report on Form 6-K filed on December 5, 2025)
2.18	Form of Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 4.3 to Report on Form 6-K filed on December 5, 2025)
2.19	Class A Ordinary Share Purchase Warrant issued on December 31, 2025 (incorporated by reference to Exhibit 4.1 to Report on Form 6-K filed on January 8, 2026)
2.20	Form of Pre-Funded Ordinary Shares Purchase Warrant issuable pursuant to the Mineral & Element Advisory Agreement, dated as of February 12, 2026, between Fusion Fuel Green PLC and the other party signatory thereto (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K filed on February 18, 2026)
2.21	Form of Pre-Funded Ordinary Shares Purchase Warrant issuable pursuant to the Securities Purchase Agreement, dated as of February 14, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 4.2 to the Report on Form 6-K filed on February 18, 2026)
2.22	Form of Ordinary Shares Purchase Warrant issuable pursuant to the Securities Purchase Agreement, dated as of February 14, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 4.3 to the Report on Form 6-K filed on February 18, 2026)
2.23	Form of Ordinary Shares Purchase Warrant issuable pursuant to the Securities Purchase Agreement, dated as of February 14, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 4.4 to the Report on Form 6-K filed on February 18, 2026)
2.24	Form of Pre-Funded Ordinary Shares Purchase Warrant issuable pursuant to the Share Exchange Agreement, dated as of February 18, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K filed on February 18, 2026)
2.25*	Description of Securities
4.1	Form of Indemnification Agreement with Fusion Fuel Green PLC Directors and Executive Officers (incorporated by reference to Exhibit 10.1 to Registration Statement on Form F-4/A filed on November 5, 2020)
4.2	Special Eligibility Agreement for Securities, dated as of December 10, 2020, among the Depository Trust Company, Cede & Co., National Securities Clearing Corporation, Fusion Fuel Green PLC, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.10 to Registration Statement on Form F-4/A filed on November 5, 2020)
4.3	Form of Securities Subscription Agreement between the Fusion Fuel Green PLC and certain investors, dated as of November 21, 2023 (incorporated by reference to Exhibit 10.1 to Report on Form 6-K filed on November 27, 2023)
4.4	Form of Registration Rights Agreement between Fusion Fuel Green PLC and certain investors, dated as of November 21, 2023 (incorporated by reference to Exhibit 10.2 to Report on Form 6-K filed on November 27, 2023)
4.5	Subscription Agreement between Fusion Fuel Green PLC and Hydrogenial S.A., dated as of August 28, 2024 (incorporated by reference to Exhibit 4.6 to Annual Report on Form 20-F filed on May 9, 2025)
4.6	Amendment to Subscription Agreement between Fusion Fuel Green PLC and Hydrogenial S.A., dated as of October 9, 2024 (incorporated by reference to Exhibit 4.7 to Annual Report on Form 20-F filed on May 9, 2025)
4.7	Stock Purchase Agreement, dated as of November 18, 2024, among Fusion Fuel Green PLC, Quality Industrial Corp., Ilustrato Pictures International, Inc., and certain stockholders of Quality Industrial Corp. (incorporated by reference to Exhibit 2.1 to Report on Form 6-K filed on March 10, 2025)
4.8	Form of Lock-Up Agreement among Fusion Fuel Green PLC, Quality Industrial Corp., and certain other persons (incorporated by reference to Exhibit 10.1 to Report on Form 6-K filed on November 27, 2024)
4.9	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Report on Form 6-K filed on January 13, 2025)
4.10	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Report on Form 6-K filed on January 13, 2025)
4.11	Form of Ordinary Shares Purchase Agreement (incorporated by reference to Exhibit 10.1 to Report on Form 6-K filed on January 13, 2025)
4.12	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Report on Form 6-K filed on January 13, 2025)
4.13	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Report on Form 6-K filed on March 3, 2025)
4.14	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Report on Form 6-K filed on March 3, 2025)

4.15	Limited Waiver and Consent, dated as of March 17, 2025, between Fusion Fuel Green PLC and Keystone Capital Partners, LLC (incorporated by reference to Exhibit 4.6 to Registration Statement on Form F-3 filed on March 28, 2025)
4.16	Form of [Amended and Restated] Limited Waiver, dated as of March 26, 2025, between Fusion Fuel Green PLC and the investor signatory thereto (incorporated by reference to Exhibit 4.12 to Registration Statement on Form F-3 filed on March 28, 2025)
4.17	Share Purchase Agreement, dated March 27, 2024, between Quality Industrial Corp. and Al Shola Al Modea Distribution LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Quality Industrial Corp. on April 2, 2024)
4.18	Amendment Agreement in respect of Share Purchase Agreement, dated as of April 8, 2025, among Quality Industrial Corp., Al Shola Al Modea Distribution LLC, Safir Ahammed, and Mohamed Hilal Saeed Muroushad Almheiri (incorporated by reference to Exhibit 2.8 to the Annual Report on Form 10-K filed by Quality Industrial Corp. on April 28, 2025)
4.19	Loan Agreement, dated as of September 20, 2024, between Quality Industrial Corp. and J.J. Astor & Co. (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by Quality Industrial Corp. on November 19, 2024)
4.20	Tenancy Contract Information Registration Certificate (Sub-Lease), dated March 28, 2024, among Dubai Real Estate Corporation, Al Tatweer Contracting (L.L.C.) and Al Shola Al Modea Gas Distribution (L.L.C.) (incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K filed by Quality Industrial Corp. on April 8, 2024)
4.21	At The Market Offering Agreement, dated as of May 16, 2025, between Fusion Fuel Green PLC and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on May 16, 2025)
4.22*	Letter Agreement, dated July 11, 2025, among Fusion Fuel Green PLC, Continental Stock Transfer & Trust Company, The Depository Trust Company, Cede & Co., and National Securities Clearing Corporation
4.23	Form of Securities Purchase Agreement, dated as of July 22, 2025, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on July 23, 2025)
4.24	Form of Notes Redemption, Warrants Cancellation and Exchange, Limited Waiver, Consent and Release Agreement, dated as of July 22, 2025, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K filed on July 23, 2025)
4.25	Stock Purchase Agreement, dated as of August 1, 2025, between Fusion Fuel Green PLC and Quality Industrial Corp. (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on August 5, 2025)
4.26	Fusion Fuel Green PLC 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 filed on August 6, 2021)
4.27	Amendment No. 1 to Fusion Fuel Green PLC 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on October 14, 2025)
4.28*	Subscription and Shareholders Agreement, dated as of October 16, 2025, among the Fusion Fuel Green PLC, Alien Fuel Proprietary Limited, and Biosteam Energy (Proprietary) Limited
4.29	Form of Warrants Cancellation and Exchange Agreement, dated as of December 5, 2025, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on December 5, 2025)
4.30	Supplement to Engagement Letter, dated as of December 31, 2025, between Bevilacqua PLLC and Fusion Fuel Green PLC (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on January 8, 2026)
4.31	Form of Mineral & Element Advisory Agreement, dated as of February 12, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on February 18, 2026)
4.32	Form of Securities Purchase Agreement, dated as of February 14, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K filed on February 18, 2026)
4.33	Form of Share Exchange Agreement, dated as of February 18, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on February 18, 2026)
4.34*	Letter Agreement, dated as of February 24, 2025, between Fusion Fuel Green PLC and Luisa Ingargiola
4.35*	Letter Agreement, dated as of November 6, 2025, between Fusion Fuel Green PLC and Pierce Crosby
4.36*	Letter Agreement, dated as of November 6, 2025, between Fusion Fuel Green PLC and Steven Gold
4.37*	Letter Agreement, dated as of March 17, 2026, between Fusion Fuel Green PLC and James Passin

4.38	Convertible Promissory Note, dated August 3, 2022, issued by Quality Industrial Corp. (f/k/a Wikisoft Corp.) to RB Capital Partners Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Quality Industrial Corp. with the SEC on August 9, 2022)
4.39	Convertible Promissory Note, dated March 17, 2023, issued by Quality Industrial Corp. to RB Capital Partners Inc. (incorporated by reference to Exhibit 4.3 of the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2023)
4.40	Convertible Promissory Note, dated May 23, 2023, issued by Quality Industrial Corp. to Jefferson Street Capital LLC (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed by Quality Industrial Corp. with the SEC on August 10, 2023)
4.41	Convertible Promissory Note, dated June 16, 2023, issued by Quality Industrial Corp. to Sky Holdings Ltd (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q filed by Quality Industrial Corp. with the SEC on August 10, 2023)
4.42	Convertible Promissory Note, dated December 20, 2023, issued by Quality Industrial Corp. to Sean Levi (incorporated by reference to Exhibit 4.17 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on April 8, 2024)
4.43	Convertible Promissory Note, dated February 6, 2024, issued by Quality Industrial Corp. to Exchange Listing, LLC (incorporated by reference to Exhibit 4.18 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on April 8, 2024)
4.44	Convertible Promissory Note, dated May 21, 2024, issued by Quality Industrial Corp. to Jefferson Street Capital LLC, with Ilustrato Pictures International Inc. as guarantor (incorporated by reference to Exhibit 4.3 to the Quarterly Report on Form 10-Q filed by Quality Industrial Corp. with the SEC on August 19, 2024)
4.45	Addendum, dated May 16, 2024, Amending Convertible Promissory Note, dated June 16, 2023, issued by Quality Industrial Corp. to Sky Holdings Ltd (incorporated by reference to Exhibit 4.4 to the Quarterly Report on Form 10-Q filed by Quality Industrial Corp. with the SEC on August 19, 2024)
4.46	Senior Secured Note, dated September 20, 2024, issued by Quality Industrial Corp. to J.J. Astor & Co. (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
4.47	Short-Term Loan Agreement, dated July 27, 2023, with Mahavir Investments Limited (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form S-1/A filed by Quality Industrial Corp. with the SEC on December 7, 2023)
4.48	Securities Purchase Agreement, dated May 21, 2024, among Quality Industrial Corp., Ilustrato Pictures International Inc., and Jefferson Street Capital LLC (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Quality Industrial Corp. with the SEC on August 19, 2024)
4.49	Guarantee & Indemnity Agreement dated as of August 21, 2023, by and between Quality Industrial Corp., Ilustrato Pictures International Inc., Quality International Co Ltd FZC, Mr. Saseendran Kodapully Ramakrishnan and Artelliq Software Trading (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Quality Industrial Corp. with the SEC on August 25, 2023)
4.50	Loan Agreement, dated September 20, 2024, between J.J. Astor & Co. and Quality Industrial Corp. (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by Quality Industrial Corp. with the SEC on November 19, 2024)
4.51	Subsidiary Guarantee, dated as of September 20, 2024 (incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
4.52	Subsidiary Guarantee, dated as of September 20, 2024, between Al Shola Al Modea Gas Distribution L.L.C. and Quality Industrial Corp. (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
4.53	Pledge and Security Agreement, dated as of September 20, 2024, among Al Shola Al Modea Gas Distribution L.L.C., Quality Industrial Corp. and J.J. Astor & Co. (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
4.54	Covenant Compliance Guaranty Agreement, dated as of September 20, 2024, by John-Paul Backwell (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
4.55	Renewal Contract, dated May 10, 2025, between Al Shola Al Modea Gas Distribution L.L.C. and Dubai International Real Estate (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
4.56	Digital Lease Contract No. 9877, dated May 7, 2025, between Dubai Real Estate Corporation and Al Shola Al Modea Gas Distribution LLC (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
4.57	Digital Lease Contract No. 1735, dated March 18, 2025, between Dubai Real Estate Corporation and Al Shola Al Modea Gas Distribution LLC (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
4.58	Tenancy Contract Information Registration Certificate (Sub-Lease) among Dubai Real Estate Corporation, Al Tatweer Contracting L.L.C., and Al Shola Al Modea Gas Distribution L.L.C. (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
4.59	Digital Lease Contract No. 8421, dated August 7, 2025, between Dubai Real Estate Corporation and Al Shola Al Modea Gas Distribution LLC (incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
4.60	Sub-Lease Agreement, dated January 7, 2026, between Breeze Business Center L.L.C. and Al Shola Al Modea Gas Distribution L.L.C. (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
4.61	Intercompany Loan Agreement, dated as of June 15, 2022, between Ilustrato Pictures International Inc. and Quality Industrial Corp. (f/k/a WikiSoft Corp.) (incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
8.1*	List of Subsidiaries
11.1*	Amended and Restated Insider Trading Policy of Fusion Fuel Green PLC
12.1*	Certifications of the Chief Executive Officer (Principal Executive Officer) and Interim Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certifications of the Chief Executive Officer and Interim Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15.1*	Consent of Bush & Associates CPA LLC
15.2*	Consent of KPMG
97.1	Fusion Fuel Green PLC Clawback Policy (incorporated by reference to Exhibit 97.1 to Annual Report on Form 20-F filed on April 30, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FUSION FUEL GREEN PLC

Date:	May 7, 2026	By:	/s/ Frederico Figueira de Chaves
		Name:	Frederico Figueira de Chaves
		Title:	Chief Executive Officer, Interim Chief Financial Officer, and Chief Strategy Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Fusion Fuel Green PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Fusion Fuel Green PLC and subsidiaries (the “Company”) as of December 31, 2025, and 2024, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fusion Fuel Green PLC and subsidiaries as of December 31, 2025, and 2024, and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

We also have audited the adjustments to the 2023 consolidated financial statements to retrospectively apply the one-for-thirty-five (1-for-35) reverse share split on the weighted average number of ordinary shares used in the basic and diluted loss per share calculations, as described in Note 28. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2023 consolidated financial statements of the Company other than with respect to the adjustments as referenced in Note 28 and, accordingly, we do not express an opinion or any other form of assurance on the 2023 consolidated financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses, has negative operating cash flows, and remains dependent on external financing, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Business Combination Accounting and Finalization of the Purchase Price Allocation for QIND

As described in the financial statements, the Company completed the acquisition of approximately 69.36% of the capital stock of Quality Industrial Corp. (“QIND”) in November 2024. During 2025, management finalized the purchase price allocation, including the identification and valuation of acquired intangible assets, the measurement of goodwill, and the recognition of related deferred tax liabilities. The finalization of the purchase price allocation also resulted in the restatement of certain comparative 2024 balances and disclosures.

We identified the accounting for the QIND acquisition and the finalization of the purchase price allocation as a critical audit matter because auditing these matters involved especially challenging, subjective, and complex auditor judgment. In particular, significant judgment was required to evaluate management’s identification and valuation of acquired intangible assets, the measurement of goodwill and non-controlling interests, the related deferred tax effects, and the accuracy of the comparative-period restatement.

The primary procedures we performed to address this critical audit matter included, among others, the following:

●	Obtaining and reviewing the stock purchase agreement and related supporting documents.
●	Testing management’s identification of the assets acquired and liabilities assumed.
●	Evaluating the valuation methodologies used by management to estimate the fair values of acquired intangible assets and other significant balances.
●	Testing significant assumptions and inputs used in the purchase price allocation.
●	Testing the mathematical accuracy of the purchase price allocation and related restatement entries.
●	Evaluating the adequacy of the related financial statement disclosures.

Accounting for Derivative Liabilities, Warrants, and Compound Financial Instruments

As described in the financial statements, the Company has complex financing arrangements that include warrants, convertible instruments, and embedded derivative features. Certain instruments are classified as derivative liabilities and measured at fair value through profit or loss, while host debt and equity components of compound instruments are separately identified and measured.

We identified the accounting for derivative liabilities, warrants, and compound financial instruments as a critical audit matter because auditing the classification and valuation of these instruments required especially challenging, subjective, and complex auditor judgment. Significant judgment was required in evaluating the contractual terms of the instruments, determining whether liability or equity classification was appropriate, assessing whether embedded features required separate accounting, and evaluating the valuation techniques and assumptions used to measure fair value.

The primary procedures we performed to address this critical audit matter included, among others, the following:

●	Obtaining and reviewing financing agreements, warrant agreements, and convertible instrument documentation.
●	Evaluating management’s accounting conclusions regarding liability-versus-equity classification.
●	Testing management’s identification and measurement of host and derivative components, where applicable.
●	Evaluating the valuation methodologies and significant assumptions used in fair value measurements.
●	Testing journal entries and disclosures related to derivative movements, conversions, and reclassifications.
●	Evaluating the adequacy of the related financial statement disclosures.

Deconsolidation and Derecognition of Subsidiaries and Other Investments

As described in the financial statements, the Company accounted for the loss of control and deconsolidation of certain former subsidiaries and legacy hydrogen operations, including matters involving insolvency proceedings and derecognition of related assets and liabilities.

We identified deconsolidation and derecognition as a critical audit matter because auditing the timing and measurement of these transactions involved especially challenging, subjective, and complex auditor judgment. Significant judgment was required to assess when control was lost in light of legal and insolvency developments, whether any retained interest existed, and whether the resulting gains or losses on deconsolidation were appropriately measured and disclosed.

The primary procedures we performed to address this critical audit matter included, among others, the following:

●	Obtaining and reviewing legal agreements, insolvency-related documents, board materials, and other supporting records.
●	Evaluating management’s conclusions regarding the timing of loss of control and the application of deconsolidation accounting.
●	Testing the balances derecognized from the consolidated financial statements.
●	Recalculating the gain or loss recognized on deconsolidation.
●	Evaluating the adequacy of the related financial statement disclosures.

Impairment of Intangible Assets, Including Goodwill

As described in the financial statements, the Company recognized goodwill and identifiable intangible assets, including customer relationships and trade names, in connection with the QIND acquisition. The assessment of whether these balances were impaired required management to apply significant judgment in estimating future cash flows, discount rates, growth assumptions, and other valuation inputs.

We identified the impairment assessment of intangible assets, including goodwill, as a critical audit matter because auditing this matter involved especially challenging, subjective, and complex auditor judgment. The valuation of goodwill and intangible assets is sensitive to assumptions, and changes in those assumptions could have a material impact on the Company’s impairment assessment and related disclosures.

The primary procedures we performed to address this critical audit matter included, among others, the following:

●	Evaluating management’s impairment assessment methodology for goodwill and intangible assets.
●	Testing the reasonableness of significant assumptions used in the valuation models, including projected cash flows, discount rates, and long-term growth assumptions.
●	Performing sensitivity analyses to assess the impact of changes in key assumptions.
●	Evaluating the adequacy of the related financial statement disclosures.

/s/ Bush & Associates CPA LLC

We have served as the Company’s auditor since 2024.

Henderson, Nevada
May 7, 2026

PCAOB ID Number 6797

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Fusion Fuel Green plc:

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the one-for-thirty-five reverse share split on the weighted average number of ordinary shares described in Note 28, the consolidated statements of (loss)/profit and other comprehensive (loss)/income, changes in equity, and cash flows of Fusion Fuel Green plc and subsidiaries (the Company) for the year ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). The 2023 consolidated financial statements before the effects of the adjustments described in Note 28 are not presented herein. In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the one-for-thirty-five reverse share split on the weighted average number of ordinary shares described in Note 28 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG

We served as the Company’s auditor from 2021 to 2024.

Dublin, Ireland

April 30, 2024

Consolidated statement of financial position

		As at December 31	As at December 31	As at January 1
	Note	2025	2024 (Restated)	2024
		€’000	€’000	€’000
Non-current assets
Property, plant and equipment	14	1,233	307	24,776
Intangible assets	15	21,522	23,958	5,076
Goodwill	16	6,602	6,602	-
Long-term deposits		255	-	-
Other assets		-	-	1,176
Total non current assets		29,612	30,867	31,028

Current assets
Assets held for sale		-	-	833
Prepayments and other receivables	17	5,047	3,059	4,919
Inventory	18	171	1,191	3,672
Deposits and advances	19	520	748	-
Income accruals		-	-	-
Cash and cash equivalents	20	575	214	1,147
Contract assets		-	-	752
Other Current Assets		114	-	-
Total current assets		6,427	5,211	11,323

Total assets		36,039	36,078	42,351

Non-current liabilities
Trade and other payables - Leases	21	281	155	9,958
Other payables - long-term	22	3,067	6,458
Deferred income		-	-	9,299
Total non-current liabilities		3,348	6,614	19,257

Current liabilities
Trade and other payables	23	8,829	10,180	15,312
Provisions		-	-	609
Deferred Income		321	-	587
Cost accruals		1,098	1,241	1,764
Derivative financial instruments	24	181	870	765
Loans and borrowings	25	1,757	1,938	1,326
Total current liabilities		12,186	14,228	20,363

Net Assets		20,505	15,236	2,731

Equity
Share capital - preferred		-	0	-
Share capital		9	3	2
Share premium		240,680	242,255	220,157
Share based payments reserve		8,492	6,940	5,365
Other equity reserve		6,797	24	-
Retained earnings		(239,816)	(237,985)	(222,793)
Noncontrolling interest		4,343	3,999	-
Total equity		20,505	15,236	2,731

The accompanying notes form an integral part of the consolidated financial statements.

The Group has restated its consolidated statement of financial position as at 31 December 2024. The restatement has no impact on the opening statement of financial position as at 1 January 2024. See Note 4 for further details.

Consolidated statement of (loss)/profit and other comprehensive (loss)/ income

		For the years ended December 31
	Note	2025	2024 restated	2023
		€’000	€’000	€’000
Revenue	7	14,415	1,605	4,144
Cost of sales	8	(10,240)	(1,168)	(20,088)
Gross profit (loss)		4,175	437	(15,944)

Operating expenses
Other income		1,358	881	199
Administration expenses	9	(11,869)	(16,460)	(15,835)
Research and development expense		-	-	(1,925)
Share-based payment (expense)/ credit	10	(1,562)	(2,189)	(1,393)
Impairment expense		(2)	-	(2,165)
Operating loss		(7,898)	(17,330)	(37,063)

Net finance income
Finance income	11	2,243	293	51
Interest payable and similar expense	11	(24)	-	58
Finance costs		-	(525)	(544)
Derivative financial instruments at FVTPL	11	3,392	462	6,886
Net finance income/ (costs)		5,611	230	6,451

Share of losses of equity-accounted investees		-	-	(245)
Exceptional items:
Profit / (loss) on deconsolidation due to insolvency	12	1,225	1,846

(Loss) / profit before tax		(1,062)	(15,254)	(30,857)

Income tax credit / (expense)	13	110	(25)	(159)

Total comprehensive (loss) / income for the year		(952)	(15,279)	(31,016)

Less: net (income) / loss attributable to non controlling interest		(742)	(54)	-

Net income / (loss) attributable to HTOO stockholders		(1,694)	(15,333)

Basic (loss)/ earnings per share		(1.27)	(29.05)	(74.11)

Diluted (loss)/ earnings per share		(1.27)	(29.05)	(74.11)

The accompanying notes form an integral part of the consolidated financial statements.

Certain comparative amounts for the year ended 31 December 2024 have been restated. Refer to Note 4 for further details.

Consolidated statement of changes in equity

For the year ended December 31, 2025

Certain comparative amounts for the year ended 31 December 2024 have been restated. Refer to Note 4 for further details.

	Number of shares outstanding		Share capital		Share premium	Minority Interest	Share based payments reserve	Convertible note reserve	Retained earnings	Total
	Ord	Preferred	Ord	Preferred
	#	#	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Balance at 1 January 2024	14,919,017	-	2	-	220,157	-	5,365	-	(222,793)	2,731
Gain / (loss) during the year	-	-	-	-	-	54	-	-	(15,334)	(15,280)
Other comprehensive income	-	-	-	-	-	(0)	-	-	-	(0)
Total comprehensive income for the year	-	-	-	-	-	54	-	-	(15,334)	(15,280)
Issue of Share Capital:										-
Equity incentive plan	107,500	-	0	-	615	-	-	-	-	615
ATM - share sales	2,345,452	-	1	-	5,941	-	-	-	-	5,942
Macquarie convertible note	1,732,430	-	0	-	916	-	-	-	-	916
Share issuance at QIND merger	3,818,969	4,171,327	0	0	14,626	-	-	-	-	14,626
Share Based Payments:										-
Share Based Payments	-	-	-	-	-	-	(615)	-	-	(615)
Equity Settled share based compensation	-	-	-	-	-	-	2,189	-	-	2,189
Minority Interest:										-
Minority interest - Initial recognition	-	-	-	-	-	3,945	-	-	142	4,088
Other reserves:										-
Convertible note reserve	-	-	-	-	-	-	-	24	-	24
Balance at 31 December 2024	22,923,368	4,171,327	3	0	242,255	3,999	6,939	24	(237,985)	15,237

Balance at 1 January 2025	654,953	4,171,327	3	0	242,255	3,999	6,939	24	(237,985)	15,237
Gain / (loss) during the year	-	-	-	-	-	742	-	-	(1,694)	(952)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-
Total comprehensive income for the year	-	-	-	-	-	742	-	-	(1,694)	(952)
Issue of Share Capital:										-
Commitment shares	13,890	-	0	-	306	-	-	-	-	306
Macquarie conversions	98,046	-	0	-	574	-	-	-	-	574
Reverse split rounding	63,333	-	0	-	-	-	-	-	-	-
Keystone note conversion	492,715	-	2	-	1,936	-	-	-	-	1,938
July PIPE issuance & exercise	335,898	-	1		267	-	-	-	-	268
Exchange warrants	-	-	-		(961)	-	-	961	-	-
ATM - share sales	347,283	-	1		2,313	-	-	-	-	2,314
December PIPE reprice & exercise	274,887	-	1		(4,839)	-	-	5,458	-	620
Service warrants	7,286	-	0		137	-	35	-	-	172
QIND preference stock conversion to common stock	-	-	-		(1,324)	-	-	(11)	-	(1,335)
Share Based Payments:										-
Share Based Payments	-	-	-	-	16	-	(16)	-	-	-
Equity Settled share based compensation	-	-	-	-	-	-	1,534	-	-	1,534
Minority Interest:										-
Minority interest - remeasurement	-	-	-	-	-	(399)	-	-	-	(399)
Other reserves:										-
Convertible note reserve								(49)	(136)	(185)
Legacy equity reserve								413		413
Balance at 31 December 2025	2,288,291	4,171,327	9	-	240,680	4,343	8,492	6,797	(239,816)	20,505

* Balances with less than 1

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated statement of cash flows

	For the twelve months ended December 31,
	2025	2024	2023
	€’000	€’000	€’000
Cash flows from operating activities
Net loss for the 12 months	(952)	(15,280)	(31,016)
Adjusted for:
Equity settled share based payments	1,562	2,189	1,393
Fair value movement in derivative financial instruments-warrants	(3,392)	(627)	(6,886)
Depreciation and amortisation	147	2,631	2,537
Finance (costs) / income	(2,696)	471	(115)
Share of losses of equity-accounted investee	-	-	245
Onerous contract provision	-	-	(7,794)
Impairment losses on assets	3,586	268	5,482
Administration expenses: Loss/gain on sale of tangible assets	(195)	4
Impairment on inventory	-	2,200	13,936
Impairment on revenue	-	1,031
Stock issued for Services	(137)	-	205
Corporate Income Tax Expense	-	25	-
Commitment fees	-	-	-
Other income	(1,755)	(831)	-
Discount on convertible Notes	82	18	-
Profit / (loss) on deconsolidation due to insolvency	(1,225)	(1,846)	-
	(4,975)	(9,748)	(22,013)
Changes in working capital		-
(Increase)/decrease in receivables	(2,099)	1,270	2,816
(Increase)/decrease in inventories	523	(1,643)	(19)
(Decrease)/increase in payables and accruals	(1,743)	1,333	8,482
Interest paid	-	(314)	(549)
Taxes received	55	822	2,101
Net cash used in operating activities	(8,239)	(8,280)	(9,182)

Cash flows from investing activities			-
Purchase of tangible assets	(322)	(11)	(8,589)
Proceeds from sale of assets	718	772	439
Development expenditure	-	(142)	(629)
Purchase of intangible assets – other	-	(37)	(109)
Receipt of government grants	-	472	7,975
Payments to subsidiaries shareholders	(852)	-	-
Investment in equity-accounted investees			(245)
Cash derecognised on insolvency	-	(254)
Net cash used in investing activities	(456)	800	(1,158)

Cash flows from financing activities
Proceeds from issuance of shares	2,323	5,942	3,001
Convertible note repayments	198	-	-
Proceeds from PIPE issuance	1,565
Proceeds from loans and borrowings	1,013	1,270	1,326
Payment of lease liabilities	(184)	(752)	(1,291)
Payments to subsidiaries	-	-
Shareholder loan (repayment) / proceeds	3,962	-	38
Net cash from financing activities	8,877	6,459	3,074

Net increase/(decrease) in cash and cash equivalents	182	(1,020)	(7,266)
Cash and cash equivalents at beginning of period	214	1,147	5,239
Cash and cash equivalents on consolidation with QIND	-	36
Transfer from restricted cash			2,925
Effects of movements in exchange rates on cash held	178	51	(38)
Cash and cash equivalents at end of period	575	214	860
Add restricted cash	-	-	287
Cash and cash equivalents at end of year including restricted cash	575	214	1,147

The accompanying notes form an integral part of these consolidated financial statements. Certain comparative amounts for the year ended 31 December 2024 have been restated. Refer to Note 4 for further details.

Notes to the consolidated financial statements.

1.	Business activity

Fusion Fuel Green plc (the “Parent” or “Company”) was incorporated in Ireland on April 3, 2020. The Company and its subsidiaries are collectively referred to as the “Group”. The registered office of the Company is The Victorians, 15-18 Earlsfort Terrace, Saint Kevin’s, Dublin 2, D02 YX28, Ireland.

The Company is an energy services and infrastructure group focused on the distribution of liquefied petroleum gas (“LPG”), engineering and advisory services, and the development of clean energy solutions. Through its operating subsidiaries, including Quality Industrial Corp. (“QIND”) and its subsidiary Al Shola Gas, the Group provides LPG distribution, installation and maintenance services, as well as engineering and infrastructure solutions to a broad customer base across commercial, industrial and residential sectors. The Group also continues to develop hydrogen and renewable energy solutions through its engineering and advisory activities.

The business activity of the Group changed significantly during the final months of the year ended 31 December 2024, following the acquisition of QIND, and this repositioning is reflected in the full year of operations for the year ended 31 December 2025. The Group’s core activities are now centred on LPG distribution and energy infrastructure services, which provide recurring revenue streams and operational scale, while continuing to pursue opportunities in hydrogen and clean energy through targeted projects and partnerships.

The Company has a well-established risk management process which is managed through its management team, finance committee and board of directors. The key risks are evaluated throughout the period with key business leaders tasked to manage each risk as required. These risks are assessed through a risk matrix which evaluates each risk’s impact and likelihood

2.	Company history

The 2020 Merger

On December 10, 2020, Fusion Fuel Green plc completed a business combination with HL Acquisitions Corp. and Fusion Welcome – Fuel S.A. The transaction was accounted for as a reverse recapitalisation, with Fusion Fuel as the accounting acquirer. The Company became listed on the NASDAQ Global Market under the ticker symbol HTOO and raised additional capital through a concurrent private placement.

The Earn-Out

As part of the business combination, certain former shareholders were eligible to receive additional share-based awards contingent on the achievement of specified hydrogen project milestones. These conditions were not met and the arrangement expired in June 2022 with no awards granted.

Group expansion and hydrogen strategy (2021–2024)

Between 2021 and 2024, the Group focused on the development of green hydrogen solutions and expanded its international footprint, including the establishment of a joint venture in Spain and operations in Australia and the United States.

During 2024, the Group began a strategic repositioning, including the disposal of its Spanish joint venture and a shift away from legacy hydrogen development activities.

Financing arrangements

In November 2023, the Company entered into a financing agreement for up to $20 million of senior convertible notes with a Macquarie Group entity. An initial tranche was drawn in May 2024. Following the insolvency of Fusion Fuel Portugal in November 2024, an event of default was triggered under the agreement. The remaining balance was subsequently converted into equity during 2025, extinguishing the liability.

2024 Developments

Insolvency of Fusion Fuel Portugal, S.A.

On November 11, 2024, Fusion Fuel Portugal, S.A. filed for insolvency, resulting in the appointment of an insolvency administrator and loss of control by the Group. As a result, Fusion Fuel Portugal and its subsidiaries (the “Legacy Hydrogen Entities”) were deconsolidated from the Group’s financial statements.

Acquisition of Quality Industrial Corp. (QIND)

On November 26, 2024, the Company acquired a 69.36% interest in Quality Industrial Corp. (“QIND”), a U.S.-based industrial holding company. QIND holds a controlling interest in Al Shola Gas, a leading LPG distribution and engineering business in the United Arab Emirates.

The acquisition marked a significant strategic shift for the Group towards energy infrastructure and LPG distribution activities.

2025 Developments

Following the acquisition of QIND in late 2024, the Group’s operations for the year ended 31 December 2025 were primarily driven by its LPG distribution and energy infrastructure activities through QIND and its subsidiary Al Shola Gas. These operations provided recurring revenue streams and formed the core of the Group’s business during the year.

During 2025, the Group continued the integration and development of its broader energy platform. In addition to its LPG operations, the Group progressed its engineering and advisory activities through Bright Hydrogen Solutions, focusing on energy infrastructure and clean energy project support. The Group also advanced its investment in BioSteam, which is focused on energy and industrial infrastructure development.

The Group further streamlined its capital structure and legacy positions during the year, including the conversion and settlement of outstanding convertible notes under the Macquarie facility and the expiry of legacy public warrants.

Overall, 2025 reflects the first full year of the Group’s repositioned business model, centred on energy infrastructure, LPG distribution and selected clean energy initiatives.

3.	Basis of preparation and significant accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (“IFRS”) as adopted by the EU (“IFRS as adopted by the EU”), which are effective for the year ended and as at December 31, 2025. In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) (“IFRS as issued by the IASB”).

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

During the year ended December 31, 2025, the Parent sold 256,597 Class A ordinary shares for net proceeds of $1.96 million (€1.67 million) and paid $0.06 million (€0.05 million) in commissions to agents as part of these trades.

Going concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will continue in operational existence for the foreseeable future and be able to realise its assets and discharge its liabilities in the normal course of business.

In adopting the going concern basis in preparing the consolidated financial statements, the Directors have considered the Group’s cash on hand, its projected cash flows, and its ability to access additional sources of funding, together with factors likely to affect its future performance, as well as the Group’s principal risks and uncertainties.

The year ended 31 December 2025 represented the first full year following the Group’s strategic repositioning. The Group reported a consolidated net loss of approximately €1.69 million, a significant improvement from a net loss of approximately €15.3 million for the year ended 31 December 2024. This improvement reflects the elimination of losses from legacy hydrogen manufacturing operations, the consolidation of a full year of revenue from QIND and its subsidiary Al Shola Al Modea Gas Distribution LLC (“Al Shola Gas”), and a reduction in Group-level operating costs and legacy positions and as well as some restructuring expenses.

QIND generated revenue of approximately $16.3 million for the year ended 31 December 2025, driven by a full year of contributions from Al Shola Gas and increased sales volumes. Al Shola Gas has operated profitably for several decades and provides the Group with a base of recurring LPG engineering and distribution revenue. During the year, the Group also established Bright Hydrogen Solutions Ltd, which has secured its first engineering and infrastructure contracts, and BioSteam Energy (Proprietary) Limited commenced development of its first project, which is expected to generate revenue in the first half of 2026.

During 2025 and subsequent to year end, the Group strengthened its capital structure through a combination of debt and equity financing transactions. Senior convertible notes issued in early 2025 were largely converted into equity during the year, reducing outstanding indebtedness. The Group also completed a private placement in July 2025 raising approximately $4.3 million in gross proceeds, continued to utilise its at-the-market equity programme, and regained compliance with Nasdaq listing requirements following a reverse share consolidation. In February 2026, the Group completed an additional capital raise of approximately $2.6 million and entered into a definitive agreement to acquire a portfolio of uranium and gas royalty interests, which is expected to generate recurring income and further diversify the Group’s revenue base from 2026 onwards.

Notwithstanding these developments, the Group expects to continue to incur losses at the parent company level in the near term and remains dependent on access to additional funding to support its operations and strategic initiatives. In addition, QIND had a working capital deficit and outstanding matured convertible note obligations as at 31 December 2025. The Group’s ability to execute its business plan is dependent on the performance of its operating subsidiaries, the timing and realisation of projected revenues, and its continued ability to raise capital in the equity and debt markets.

These conditions indicate the existence of material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, to continue realising its assets and discharging its liabilities in the normal course of business.

The combination of recurring losses from operations at parent company level, negative working capital at QIND, outstanding matured convertible note obligations, and the Group’s continued dependence on external financing to support operations and strategic initiatives indicate the existence of a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, to continue realising its assets and discharging its liabilities in the normal course of business.

Management has prepared cash flow projections which indicate that, based on current assumptions, the Group is expected to have sufficient liquidity to meet its obligations as they fall due for a period of at least twelve months from the date of approval of these financial statements. These projections take into account the Group’s existing cash resources, expected cash flows from Al Shola Gas, anticipated revenues from Bright Hydrogen Solutions and BioSteam Energy, expected income from the Group’s recently agreed royalty portfolio, access to the $25 million equity line of credit entered into in January 2025, its ATM facility, the proceeds of the February 2026 capital raise, and the Group’s ability to raise additional capital if required. The Group also retains flexibility to manage its cost base and adjust the timing of discretionary expenditures and investments.

At 31 December 2025, the Group had net current liabilities of €5.9 million (2024 restated: €9.0 million), reflecting total current liabilities of €12.2 million against total current assets of €6.4 million. Net cash used in operating activities during 2025 was €8.2 million (2024: €8.3 million), equivalent to an average monthly cash outflow of approximately €0.7 million at Group level. Cash and cash equivalents at 31 December 2025 were €0.6 million (2024: €0.2 million). Notwithstanding the improvement in the net current liability position compared with the prior year, the Group’s existing cash resources are insufficient to fund operating and financing obligations over the next twelve months without additional funding.

Based on management’s cash flow projections for the period to 31 December 2026, the Group requires additional funding of approximately €2 million to meet its obligations as they fall due and to support its strategic initiatives, comprising principally: (i) parent company operating costs and corporate overheads; (ii) the settlement, refinancing or conversion of QIND’s outstanding matured convertible note obligations (refer below); and (iii) working capital funding for the operating subsidiaries, net of expected cash generation from Al Shola Gas. Management expects this funding to be sourced from a combination of the Group’s existing $25 million equity line of credit entered into in January 2025, continued use of its at-the-market programme, the proceeds of the February 2026 capital raise of approximately $2.6 million, cash generation from the newly acquired uranium and gas royalty portfolio from 2026 onwards, and additional debt or equity financing if required.

At 31 December 2025, QIND had eight convertible promissory notes outstanding with an aggregate principal and accrued interest balance of approximately €2.4 million (USD 2,561,240), all of which had matured and remained unpaid as at the reporting date. Failure to repay these notes at maturity constitutes an event of default under the terms of the notes and could result, among other things, in the acceleration of the full outstanding principal amount plus accrued and unpaid interest, the accrual of default interest at rates ranging from 15% to 20% per annum, the outstanding principal amount increasing to between 150% and 200% of the original balance on certain notes, and the right of noteholders to convert outstanding amounts into shares of QIND at a discount to market price. Several of the notes also contain most-favoured-nation provisions, anti-dilution protections and beneficial ownership limitations which could further constrain QIND’s ability to restructure or refinance this indebtedness. The Group is dependent on QIND’s ability to negotiate forbearance arrangements, obtain waivers, or otherwise restructure these obligations; failure to do so could result in enforcement action against QIND’s assets (which secure the related party loan from J.J. Astor & Co.) and could materially impair the Group’s consolidated financial position, results of operations and its ability to continue as a going concern. Further information on these matters is set out in the Risk Factors section of this Annual Report.

However, there can be no assurance that the Group will be successful in achieving its forecasts, securing additional funding, or executing its strategic initiatives as planned. If the Group is unable to obtain sufficient funding or generate adequate cash flows, it may be required to delay, scale back or discontinue certain operations or investments.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this material uncertainty. Accordingly, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realisation of assets and settlement of liabilities in the ordinary course of business.

For this reason, the Directors have adopted the going concern basis in preparing the audited consolidated financial statements.

New standards or amendments

There were no new standards effective for the period commencing 1 January 2025 that had a material impact on the Group. A number of new standards, amendments to standards and interpretations are not yet effective for the period and have not yet been applied in preparing the consolidated financial statements. The Group is in the process of assessing the impact on the financial statements of these new standards and amendments. Management currently expects no material impact on the Group’s financial statements on adoption of these amendments.

Significant accounting policies

There have been no additions to the Group’s significant accounting policies, as compared to the significant accounting policies described in the Form 20-F for the fiscal year ended December 31, 2024.

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

Where the conversion feature of a convertible note is denominated in a currency other than the entity’s functional currency, or includes anti-dilution clauses such as down-round protections, the ‘fixed-for-fixed’ criterion is assessed to have been met and the feature is classified as a derivative liability. The Group treats all such embedded derivatives - including conversion features, down-round adjustments, trading price redemptions, and change of control options - as a single compound derivative, measured at fair value through profit or loss at each reporting period.

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

Warrants

Classification

The Group issues warrants in connection with financing transactions, advisory and service arrangements, and other commercial agreements. At initial recognition, each warrant is assessed under IAS 32 and IFRS 9 to determine whether it is classified as an equity instrument or as a financial liability.

A warrant is classified as an equity instrument only where it entitles the holder to acquire a fixed number of the Group’s own ordinary shares for a fixed amount of cash in the functional currency of the issuing entity (the “fixed-for-fixed” criterion), and where the contract does not impose on the Group any obligation to deliver cash or another financial asset, or to settle the instrument in a manner that would result in it being a financial liability.

A warrant is classified as a derivative financial liability where it fails the fixed-for-fixed criterion. This is typically the case where the exercise price is denominated in a currency other than the functional currency of the issuing entity (which, for the Parent, is the Euro, while warrant exercise prices are generally denominated in U.S. dollars), where the contract contains anti-dilution, full-ratchet, price-reset or other variable settlement features, or where it provides for cash settlement (in whole or in part) on the occurrence of a fundamental transaction or change of control.

Equity-classified warrants

Equity-classified warrants are recognised within equity at their fair value on the date of grant. Where they are issued in exchange for goods or services, the fair value of the goods or services received is recognised as an expense in profit or loss with a corresponding credit to the share-based payment reserve, in accordance with IFRS 2. Where the fair value of the goods or services received cannot be reliably measured, the fair value of the warrants granted is used. Equity-classified warrants are not subsequently remeasured. On exercise, the carrying amount of the warrant in equity, together with any cash consideration received, is reclassified to share capital and share premium. Warrants that lapse unexercised remain in equity and may be transferred to retained earnings.

Liability-classified warrants

Liability-classified warrants are recognised initially at fair value on the issue date, with transaction costs expensed to profit or loss. They are subsequently remeasured at fair value at each reporting date, with changes in fair value recognised in profit or loss within fair value movement on derivative financial instruments. On exercise, the derivative liability is remeasured to fair value at the exercise date and is then reclassified to share capital and share premium together with any cash consideration received, with no gain or loss arising on the reclassification.

Modifications, exchanges and replacements

The Group regularly assesses whether amendments to the terms of outstanding warrants, or transactions in which existing warrants are surrendered for new instruments, represent a modification of the original warrant or its extinguishment and replacement.

Where the terms of an outstanding warrant are renegotiated and the modified terms are substantially different from the original terms (for example, as a result of significant changes to the exercise price, the number of underlying shares, the exercise period or the substantive economic features of the instrument), the original warrant is treated as extinguished. The original warrant is derecognised at its carrying amount on the date of extinguishment, and the replacement instrument is recognised at its fair value on that date. For liability-classified warrants, the difference between the carrying amount of the original instrument and the fair value of the replacement is recognised in profit or loss. For equity-classified warrants, the difference is recognised within equity.

Where the modification is not substantial, the original warrant continues to be recognised, with any incremental fair value granted to the holder accounted for in accordance with the classification of the instrument.

Valuation

Listed warrants are measured using quoted market prices in active markets where available (Level 1). Where quoted prices are not available, fair value is determined using option pricing models, principally the Black-Scholes model and, where appropriate, binomial lattice models. The principal inputs to these models are the Group’s share price at the measurement date, expected share price volatility (estimated by reference to the Group’s historical volatility), the risk-free interest rate (derived from government bond yields with maturities corresponding to the expected term), the expected term of the warrant and the expected dividend yield. Where the only unobservable input that has a significant effect on the recorded fair value is volatility derived from observable market inputs, the resulting fair value measurements are classified within Level 2 of the fair value hierarchy.

The selection of valuation technique and the determination of inputs require management judgement. Changes in these inputs, in particular share price and expected volatility, may have a material effect on the fair value of liability-classified warrants and on the related fair value movement recognised in profit or loss in the period.

Loss of Control and Deconsolidation of Subsidiaries

The Group ceases to consolidate a subsidiary from the date on which control is lost. When control is lost, the Group:

■	Derecognises the assets and liabilities of the former subsidiary from the consolidated statement of financial position, including any associated goodwill;
■	Derecognises any non-controlling interest related to the former subsidiary;
■	Recognises the fair value of any consideration received and of any retained investment at the date control is lost;
■	Reclassifies to profit or loss, or transfers to retained earnings, any amounts previously recognised in other comprehensive income in relation to the subsidiary;
■	Recognises any resulting difference between the net assets derecognised and the fair value of consideration received and retained interest as a gain or loss in profit or loss, attributable to the former controlling interest.

Where no consideration is received and no investment is retained the gain or loss on deconsolidation is calculated based solely on the carrying amount of net assets and liabilities of the subsidiary at the date of loss of control.

Revenue

Revenue is measured based on the consideration specified in a contract with a customer and is recognised when control of goods or services is transferred to the customer, in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. Revenue excludes amounts collected on behalf of third parties, such as value added tax.

The Group applies the following five-step model to all revenue-generating contracts:

●	Identify the contract with a customer;

●	Identify the performance obligations in the contract;

●	Determine the transaction price;

●	Allocate the transaction price to the performance obligations; and

●	Recognise revenue when (or as) the performance obligation is satisfied.

The Group has determined that it acts as principal in its revenue arrangements on the basis that it typically controls the goods or services before transferring them to the customer, and accordingly revenue is recognised at the gross amount of consideration to which the Group expects to be entitled.

Identification of performance obligations

The Group’s principal revenue-generating activity is conducted through its operating subsidiary Al Shola Gas, which provides comprehensive solutions for the liquefied petroleum gas (“LPG”) industry in the United Arab Emirates. Contracts with customers typically contain one or more of the following distinct performance obligations:

●	Design, supply, installation and commissioning of centralised gas systems — project-based one-time revenue from the design, engineering, procurement and installation of LPG infrastructure on customer premises, including pipelines, pressure regulators, metering units, storage tanks and safety equipment;

●	Metered LPG utility services — recurring revenue from the ongoing supply of LPG to customers through centralised gas systems following project handover, billed on a metered basis;

●	Bulk LPG deliveries and cylinder supply — recurring revenue from the transportation and supply of LPG in bulk tanker or cylinder format to commercial, residential and industrial customers; and

●	Operations and maintenance services — recurring revenue from the ongoing operation, maintenance, and preventive servicing of centralised gas systems and associated infrastructure.

In addition, the Group generates revenue from engineering and advisory services provided by Bright Hydrogen Solutions S.L. in relation to energy infrastructure and clean energy projects.

Where a contract contains more than one performance obligation, the Group assesses whether the goods or services are distinct on the basis that the customer can benefit from them either on their own or together with other readily available resources, and that they are separately identifiable from other performance obligations in the contract.

Transaction price and allocation

The transaction price is determined based on the consideration specified in the contract, adjusted for estimates of variable consideration (such as commercial discounts granted to customers) and any consideration payable to the customer. Commercial discounts granted to customers are treated as a reduction of the transaction price rather than as an operating expense. The Group’s contracts do not contain material significant financing components, as the period between the transfer of goods or services and payment is typically less than one year.

Where a contract contains more than one distinct performance obligation, the transaction price is allocated to each performance obligation based on its relative stand-alone selling price. Where stand-alone selling prices are not directly observable, they are estimated based on expected cost plus an appropriate margin.

Timing of revenue recognition

Revenue from the design, supply, installation and commissioning of centralised gas systems is recognised over time where the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced, using an input method based on costs incurred to date as a proportion of total estimated contract costs. Where the criteria for over-time recognition are not met, revenue is recognised at a point in time on completion and customer acceptance of the installation.

Revenue from metered LPG utility services, bulk LPG deliveries and cylinder supply is recognised at the point in time at which physical delivery of the LPG to the customer is completed and control of the product transfers to the customer.

Revenue from operations and maintenance services is recognised over time as the customer simultaneously receives and consumes the benefits of the services as they are performed. Where services are provided under fixed-fee arrangements, revenue is recognised on a straight-line basis over the contract period; where services are provided on a time-and-materials basis, revenue is recognised as the services are performed.

Revenue from engineering and advisory services provided by Bright Hydrogen Solutions is recognised over time or at a point in time depending on the specific nature of the contract and the associated performance obligations, in accordance with IFRS 15.

Contract balances

Amounts billed to customers in advance of revenue recognition are recognised as contract liabilities. Amounts recognised as revenue that have not yet been invoiced are recognised as contract assets. Trade receivables are recognised when the Group has an unconditional right to consideration, being the point at which only the passage of time is required before payment is due. At 31 December 2025 and 31 December 2024, the Group held no material contract assets or contract liabilities.

Consistency with IFRS 15

The Group has reviewed the revenue recognition policies applied by QIND and its operating subsidiary Al Shola Gas, which report in accordance with US GAAP (ASC 606), and determined that they are aligned with the Group’s IFRS 15 accounting policies. No adjustments were required on consolidation to align revenue recognition with Group accounting policies.

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

Segment information

The Group determines its operating segments based on the information that is regularly reviewed by the chief operating decision maker (“CODM”), identified as the Board of Directors, for the purpose of allocating resources and assessing performance.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the CODM to make decisions about resource allocation and to assess performance, and for which discrete financial information is available.

A reportable segment is an operating segment that meets the quantitative thresholds set out in IFRS 8, or is otherwise considered by management to provide useful information to users of the financial statements. Operating segments that do not meet the quantitative thresholds are aggregated within “All other activities” and presented separately from reconciling items where required.

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

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax losses can be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used. In making this assessment, management has regard to relevant uncertainties affecting the availability of future taxable profits, including any material uncertainty related to going concern.

Deferred tax liabilities may arise on the initial recognition of identifiable assets and liabilities as part of business combinations, including fair value adjustments recognised through purchase price allocation exercises. These deferred tax balances are recognised in accordance with IAS 12 and subsequently released to profit or loss as the underlying assets are amortised, depreciated or realised.

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

For the QIND acquisition completed in November 2024, the Group elected to measure non-controlling interests at the proportionate share of the acquiree’s identifiable net assets (the partial goodwill method).

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

No actuarial valuation has been performed as at 31 December 2025 due to the nature of the obligation and the size of the employee population; however, management estimates the liability based on historical and contractual entitlements.

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

Deposits and Advances

Deposits and advances represent payments made in advance to suppliers, contractors, and service providers in the ordinary course of business. These primarily relate to procurement of materials and services for the design, supply, and installation of central gas distribution and monitoring systems carried out by the Group’s UAE-based subsidiary. Such advances include, but are not limited to:

■	Refundable project security deposits,

■	Lease and utility deposits,

■	Prepayments to subcontractors and vendors for project-related activities.

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

Statement of cash flows

The consolidated statement of cash flows is prepared using the indirect method. Interest paid is classified within cash flows from operating activities, consistent with the presentation of financing costs within the consolidated statement of profit or loss. Interest received is classified within cash flows from investing activities. Income taxes paid and received are classified within cash flows from operating activities, as they cannot be specifically identified with financing or investing activities.

Non-cash investing and financing transactions are excluded from the consolidated statement of cash flows and disclosed separately.

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

Product development costs are not amortised until such time that they are in use after which it is expected they will be amortised over their estimated useful lives (three to five years). Amortisation is provided using the straight-line method to write off cost to residual value over the estimated useful life of the individual asset. The following rates per annum are used:

Asset class	Useful life	Method

Software	3 years	Straight-line

Completed development technology	3 years	Straight-line

Customer relationships	10 years	Straight-line

Trade names	10 years	Straight-line

The useful lives of customer relationships and trade names acquired in the QIND business combination were determined with reference to the valuation performed as part of the purchase price allocation. The useful life of customer relationships reflects the period over which the majority of the discounted cash flows attributable to the acquired customer portfolio are expected to be realised, reflecting a historical customer attrition rate of approximately 8% per annum in the acquired customer portfolio. The useful life of trade names reflects management’s estimate of the period over which the acquired brands are expected to contribute to the economic benefits of the business, having regard to their history, market recognition, and the business-to-business nature of the operations.

All acquired intangible assets are assessed as having finite useful lives. The Group does not hold any intangible assets with indefinite useful lives.

Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is reflected in the income statement in the year in which the expenditure is incurred.

Expenditure on research activities is recognised in profit or loss as incurred.

Development expenditure is capitalised only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognised in the profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortisation and any accumulated impairment losses.

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss as incurred.

Impairment arises if the recoverable amount of the intangible asset is lower than its carrying value. Recoverable amount is the higher of an asset’s value in use and its fair value less costs of disposal.

If the carrying amount of an intangible asset exceeds its recoverable amount, an impairment loss is recognised in an amount equal to that excess.

Goodwill recognised on acquisition represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired.

The Group finalised the purchase price allocation during the year, including the identification and valuation of separately identifiable intangible assets. Any adjustments arising during the measurement period have been reflected in the consolidated financial statements.

4.	Significant accounting judgements, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, income taxes and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. These include, but are not limited to:

Impairment of goodwill

The Group tests goodwill for impairment at least annually or more frequently where indicators of impairment exist. This requires management to estimate the recoverable amount of the relevant cash-generating unit, including assumptions relating to future cash flows, growth rates and discount rates. Changes in these assumptions could result in material adjustments to the carrying value of goodwill.

Business combinations and purchase price allocation

The identification and valuation of identifiable assets and liabilities acquired in a business combination require the use of significant estimates and assumptions, including the valuation of intangible assets and determination of fair values. These estimates may be refined during the measurement period.

Fair value of derivative financial instruments

The Group measures certain financial instruments at fair value through profit or loss. The valuation of these instruments requires the use of valuation techniques and key assumptions, including share price volatility and other market-based inputs. Changes in these assumptions may result in significant movements in profit or loss.

Deferred taxation

The recognition of deferred tax assets and liabilities requires management judgement in assessing the recoverability of future taxable profits and the expected reversal of temporary differences, including those arising from business combinations.

Assessment of control and deconsolidation

The determination of whether the Group has control over an entity requires judgement, particularly in situations involving insolvency or other legal processes. Changes in control result in deconsolidation and may significantly impact the Group’s financial position and results.

5.	Restatement of comparative information

During the preparation of the consolidated financial statements for the year ended 31 December 2025, the comparative information for the year ended 31 December 2024 has been restated. The restatement reflects two distinct items, each of which is disclosed separately below:

(a) Finalisation of the QIND purchase price allocation - measurement period adjustments (IFRS 3)

The Group acquired a controlling interest in Quality Industrial Corp. (“QIND”) on 26 November 2024. Provisional amounts were recognised at the acquisition date, as permitted by IFRS 3. During the 12-month measurement period following the acquisition, the Group, with the assistance of an independent valuation specialist, finalised the purchase price allocation. The finalisation resulted in the recognition of acquired intangible assets (customer relationships of €19.4M and trade names of €4.5M), a corresponding deferred tax liability of €2.2M, and a consequential reduction in goodwill of €12.4M. These adjustments have been applied retrospectively to the acquisition date and accordingly reflected in the restated comparative information at 31 December 2024. These adjustments do not constitute the correction of prior period errors under IAS 8.

(b) Correction of prior period error (IAS 8)

In addition to the measurement period adjustments described above, the preparation of the current year’s consolidated financial statements identified the following errors relating to the year ended 31 December 2024 which have been corrected retrospectively in accordance with IAS 8.42:

(i)	Fair value remeasurement of derivative financial liabilities - following further review of the valuation of certain convertible notes, associated warrants and related derivative features (including the Jefferson/QIND convertible instruments reclassified on consolidation), a correction was required to the fair value remeasurement of these instruments at 31 December 2024. The correction resulted in an increase in the derivative financial liability balance of €234k, a corresponding charge to derivative financial instrument movements within profit or loss of €165k, a reclassification of €64k from loans and borrowings, and an adjustment of €5k to the convertible note reserve.

(ii)	Gain on deconsolidation of Hanoi Asset Management - following further review of the net liabilities derecognised on the deconsolidation of Hanoi Asset Management in December 2024, together with related consolidation adjustments and intercompany write-offs, it was identified that the gain on deconsolidation recognised in the 2024 financial statements was overstated by approximately €873k. The previously reported gain of €2,719k has been restated to €1,846k.

(iii)	Other balance corrections - the Group identified a number of immaterial expense accruals, balance adjustments and reclassifications relating to the year ended 31 December 2024 that were not reflected in the financial statements as originally issued. In aggregate, these corrections totalled approximately €260k and have been reflected in the restated comparative information.

The restatement has no impact on the opening statement of financial position as at 1 January 2024, as the underlying matters arose during the year ended 31 December 2024.

Impact on consolidated statement of profit or loss for the year ended 31 December 2024

€’000	As previously reported	Adjustment	Restated
Revenue	1,605	-	1,605
Cost of sales	(1,168)	-	(1,168)
Gross profit	437	-	437
Other income / (expenses)	881	-	881
Administration expenses	(15,873)	(587)	(16,460)
Share-based payments expense	(2,189)	-	(2,189)
Operating expenses	(17,181)	(586)	(17,767)
Operating loss before interest	(16,744)	(586)	(17,331)
Finance income / (costs)	223	70	293
Interest payable and similar expense	(531)	6	(525)
Derivative financial instruments movements	627	(165)	462
Net finance income / (costs)	319	(89)	230
Profit / (loss) on deconsolidation due to insolvency	2,719	(873)	1,846
Loss before tax	(13,706)	(1,548)	(15,254)
Income tax expense	(25)	-	(25)
Net loss for the year	(13,731)	(1,548)	(15,280)

Impact on consolidated statement of financial position as at 31 December 2024

€’000	As previously reported	Adjustment	Restated
Property, plant and equipment	307	-	307
Goodwill	18,990	(12,388)	6,602
Customer relationships	-	19,429	19,429
Trade names	-	4,529	4,529
Related party receivables	1,827	(1,827)	-
Total non-current assets	21,124	9,743	30,867
Inventory	1,130	61	1,191
Other current assets	1,846	(1,846)	-
Total current assets	7,002	(1,791)	5,211
Total assets	28,126	7,952	36,078
Other payables – long-term	4,260	2,198	6,458
Total non-current liabilities	4,415	2,198	6,614
Trade and other payables	9,133	1,047	10,180
Total current liabilities	13,011	1,217	14,228
Total liabilities	17,426	3,415	20,841
Net assets	10,699	4,537	15,236

Impact on equity as at 31 December 2024

€’000	As previously reported	Adjustment	Restated
Convertible note reserve	29	(5)	24
Retained earnings and profit and loss	(236,436)	(1,549)	(237,985)
Non-controlling interests	(2,091)	6,090	3,999
Total equity	10,699	4,537	15,236

No restatement was required to the opening statement of financial position as at 1 January 2024.

6.	Segment Reporting

The Group determines its operating segments based on the information that is regularly reviewed by the Board of Directors, in its capacity as chief operating decision maker (“CODM”), for the purpose of allocating resources and assessing performance.

Following the acquisition of Quality Industrial Corp. (“QIND”) and its operating subsidiary Al Shola Al Modea Gas Distribution LLC in November 2024, the Group’s operating activities comprise the distribution and engineering of liquefied petroleum gas (“LPG”) in the United Arab Emirates, together with a portfolio of other activities including the development of green hydrogen technology through Bright Hydrogen Solutions S.L. (Spain) and BIOSTEAM Proprietary Limited (South Africa), and the activities of the parent company Fusion Fuel Green plc.

The Group has identified one reportable operating segment under IFRS 8, being its LPG Distribution & Engineering business, which represented 99.97% of the Group’s external revenue in 2025 (2024 restated: 100.0% of post-acquisition revenue). The Group’s other activities do not individually or in aggregate meet the quantitative thresholds for separate reportable segment disclosure under IFRS 8.13, and are presented in aggregate under “All other activities” for information purposes.

Prior to the acquisition of QIND in November 2024, the Group operated as a single segment focused on green hydrogen technology. The comparative information for the year ended 31 December 2024 has been re-presented on the current segmental basis.

Segment results	LPG Distribution & Engineering	All other activities	Total
For the year ended 31 December 2025	€’000	€’000	€’000
Revenue from external customers	14,410	5	14,415
Cost of sales	(10,179)	(61)	(10,240)
Gross profit / (loss)	4,232	(56)	4,175
Other income	284	1,074	1,358
Administration expenses	(4,636)	(7,233)	(11,869)
Share-based payments expense	-	(1,562)	(1,562)
Impairment expense	(2)	-	(2)
Operating profit / (loss)	(122)	(7,776)	(7,898)
Net finance income / (costs)	(708)	6,319	5,611
Profit on deconsolidation of subsidiary	-	1,225	1,225
Profit / (loss) before tax	(829)	(232)	(1,062)
Income tax (expense) / credit	(146)	256	110
Profit / (loss) for the year	(975)	24	(952)

For the year ended 31 December 2024 (restated)	€’000	€’000	€’000
Revenue from external customers	1,605	-	1,605
Cost of sales	(1,168)	-	(1,168)
Gross profit / (loss)	437	-	437
Other income	-	881	881
Administration expenses	(205)	(16,255)	(16,460)
Share-based payments expense	-	(2,189)	(2,189)
Impairment expense	-	-	-
Operating profit / (loss)	232	(17,563)	(17,330)
Net finance income / (costs)	(42)	272	230
Profit on deconsolidation of subsidiary	-	1,846	1,846
Profit / (loss) before tax	190	(15,445)	(15,254)
Income tax (expense) / credit	(25)	-	(25)
Profit / (loss) for the year	165	(15,445)	(15,280)

The “All other activities” column for 2024 restated includes the results of the Group’s legacy Portuguese hydrogen operations (Fusion Fuel Portugal and related entities) which were fully deconsolidated during 2024 following their insolvency, together with the results of Hanoi Asset Management S.L. (deconsolidated in December 2025), Fusion Fuel USA Inc., Fusion Fuel Australia Pty Ltd., the parent company Fusion Fuel Green plc, and consolidation adjustments.

Segment assets and liabilities	LPG Distribution & Engineering	All other activities	Total
For the year ended 31 December 2025	€’000	€’000	€’000
Segment assets	13,752	22,287	36,039
Segment liabilities	(15,595)	62	(15,534)
Segment net assets / (liabilities)	(1,844)	22,349	20,505

For the year ended 31 December 2024
Segment assets	13,038	23,040	36,078
Segment liabilities	(14,868)	(5,973)	(20,842)
Segment net assets / (liabilities)	(1,830)	17,067	15,236

Segment assets for the LPG Distribution & Engineering segment comprise the assets of QIND and its operating subsidiary Al Shola Gas. The “All other activities” column includes non-current intangible assets and goodwill recognised on consolidation in respect of the QIND business combination (customer relationships, trade names and goodwill — refer to Note 15), which relate economically to the LPG Distribution & Engineering CGU but are reflected at the consolidated Group level.

Geographical information

The Group’s revenue from external customers, based on the country in which the customer is located, and its non-current assets by country in which the assets are located, are analysed as follows:

	Revenue 2025	Revenue 2024 (restated)	Non-current assets 2025	Non-current assets 2024 (restated)
	€’000	€’000	€’000	€’000
United Arab Emirates	14,410	1,605	29,120	30,793
Spain	5	-	79	-
Ireland	-	-	46	75
South Africa	-	-	367	-
Total	14,415	1,605	29,612	30,867

Non-current assets attributed to the United Arab Emirates include customer relationships and trade names recognised on the acquisition of QIND (€21.5 million at 31 December 2025; €24.0 million at 31 December 2024 restated) and goodwill of €6.6 million (2024 restated: €6.6 million), which are attributed to the UAE LPG Distribution & Engineering cash-generating unit to which they relate.

Major customers

No single external customer contributed 10% or more of the Group’s revenue in either the year ended 31 December 2025 or the year ended 31 December 2024.

7.	Revenue

The Group disaggregates revenue from contracts with customers by type of service, by timing of revenue recognition, and by geographical market. Management considers these categories best depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

By type of service	2025	2024	2023
	€’000	€’000	€’000
Engineering, installation and annual maintenance contracts	4,135	578	-
Bulk LPG deliveries	4,550	436	-
LPG cylinder sales	3,555	377	-
Metered LPG utility services	2,170	214	-
Hydrogen engineering and advisory services	5	-	4,144
Total Revenue	14,415	1,605	4,144

By timing of revenue recognition	2025	2024	2023
	€’000	€’000	€’000
Revenue recognised over time	4,135	578
Revenue recognised at a point in time	10,280	1,027	4,144
Total Revenue	14,415	1,605	4,144

Engineering and installation contracts for centralised gas systems and annual maintenance contracts are recognised over time as the customer simultaneously receives and consumes the benefits of the Group’s performance. Bulk LPG deliveries, cylinder sales and metered utility supply are recognised at the point in time at which control transfers to the customer, being delivery or metered consumption.

By geographical market	2025	2024	2023
	€’000	€’000	€’000
United Arab Emirates	14,410	1,605	-
Spain	5	-	-
Portugal	-	-	4,144
Total Revenue	14,415	1,605	4,144

Revenue is attributed to geographical market based on the location of the customer. Revenue in the United Arab Emirates is generated through Al Shola Gas, which provides engineering, installation, bulk LPG, cylinder LPG, metered utility and annual maintenance services. Revenue in Spain was generated through BrightHydrogen Solutions’ engineering and advisory activities which commenced during 2025. Revenue attributed to Portugal in 2023 of €4.1 million related to the Group’s legacy hydrogen technology operations, which ceased during 2024 as part of the Group’s strategic repositioning. No revenue was generated from these activities in 2024.

No single external customer accounted for 10% or more of Group revenue in 2025, 2024 or 2023.

8.	Cost of sales

Cost of sales for the year ended 31 December 2025 reflects expenses directly attributable to revenue-generating activities from Al Shola. These costs primarily include materials, subcontractor services, and logistics incurred as part of LPG system supply and installation.

Cost of sales also includes the recognition of the fair value step-up on inventory arising from the QIND purchase price allocation, which was expensed as the underlying inventory was sold during the period.

Previously, cost of sales related entirely to Fusion Fuel Portugal. As such, no cost of sales from this former subsidiary remains in the Group’s financial statements for the current period and figures recorded between 2024 and prior years are not considered comparable.

	2025	2024	2023
	€’000	€’000	€’000
LPG-related services (QIND / Al Shola Gas)	10,179	1,168	-
Hydrogen technology (deconsolidated entity)	-	-	20,088
Inventory step down from PPA of QIND	61	-	-
	10,240	1,168	20,088

9.	Administration expenses

Administration expenses for the year ended 31 December 2025 primarily reflect corporate overheads of the Group together with operating costs incurred by QIND (including Al Shola Gas) for the full year. These expenses include wages and salaries, depreciation and amortisation, professional fees, and other general administrative costs.

In the prior year, administration expenses included costs incurred by the Group’s legacy hydrogen entities up to the date of deconsolidation, as well as certain reclassifications from cost of sales and inventory impairment charges relating to those operations. As a result, the 2024 and prior year figures are not directly comparable.

	2025	2024	2023
	€’000	€’000	€’000
Wages and salaries	4,124	6,752	7,649
Depreciation and amortization	2,596	2,631	1,547
Professional fees	2,033	1,076	1,605
Consulting fees	-	638	1,816
Other expenses	3,116	2,003	3,218
Reclassification of cost of sales	-	1,153	-
Impairment of inventory	-	2,206	-
	11,869	16,460	15,835

10.	Share-based payments

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

Restricted Share Units (RSUs)

The Company granted no RSU’s to employees and directors during the year ended December 31, 2025 (2024: 858). The table below shows the number of RSUs granted covering an equal number of the Company’s Class A ordinary shares and the weighted-average grant date fair value of the RSUs granted:

	Number of RSUs		Weighted average grant date fair value per share
	2025	2024	2025	2024
As at 1 January	271	1,682	$142.45	$142.45
Correction of prior year error	-	-	-	-
As at 1 January (corrected)	271	1,682	$142.45	-
Granted during the year	-	858	-	$40.60
Vested during the year (1)	(169)	(2,230)	$197.81	$219.37
Forfeited during the year	-	(39)	-	$339.59
As at December 31	102	271	$142.45	$142.45

(1)	No ordinary shares were issued in connection with the RSUs that vested during the year ended December 31, 2025 (2024: 858).

(2)	Shares and RSUs are presented in post reverse split values. i.e. the grant date fair value has been adjusted for the 1 for 35 split in July 2025

RSUs are issued as incentive compensation to executives, employees, and non-employee directors with service being the only condition associated with the award. Each RSU represents a right to one share of our common stock, upon vesting. The RSUs are not entitled to voting rights or dividends, if any, until vested. The fair value of the RSUs is determined on the date of grant based on the market price of the Company’s ordinary shares on that date. The fair value of RSUs is expensed rateably over the vesting period, which is generally three years for employees. The total expense recognized related to the RSUs was €0.01 million for the year ended December 31, 2025 (2024: €0.12 million). Total unamortized compensation expense related to the RSUs was less than €0.001 million as of December 31, 2025 (2024: €0.01 million), which is expected to be recognized over a remaining average vesting period of 0.8 years as of December 31, 2025 (2024: 0.4 years).

Share options

The Company granted 879,240 options to employees and directors during the year ended December 31, 2025 (2024: 474,684), as part of their annual compensation. Such options vest quarterly with service. During the year, no options that had been granted to one of the directors were forfeited (2024: 21,577). By year end, 312,573 options had vested (2024: 653,107).

The fair value of the options granted during the year ended December 31, 2025 were estimated using the Black-Scholes option-pricing model. The inputs for the Black-Scholes model require management’s significant assumptions. The risk-free interest rate was based on a normalized estimate of the 7-year U.S. treasury yield. The Company does not have sufficient company-specific historical and implied volatility information and it therefore estimates its expected share volatility based on historical volatility information of reasonably comparable guideline public companies and itself. The Company expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price. Expected dividend yield is based on the fact that the Company has never paid cash dividends and its future ability to pay cash dividends on its shares may be limited by the terms of any future debt or preferred securities.

The range of assumptions that the Company used to determine the grant date fair value of employee and director options granted were as follows:

	Tranche 2	Tranche 4	Directors
Volatility	70.91%	82.38%	82.38%
Expected term in years	7	7	7
Dividend rate	0.00%	0.00%	0.00%
Risk-free interest rate	1.58%	3.41%	3.41%
Hurdle price	$18.00	-	-
Exercise price	$10.50	$4.53	$4.53
Share price	$9.42	$4.53	$4.53
Fair value of option on grant date	$6.18	$3.42	$3.42

The table below shows the number of options granted covering an equal number of the Company’s Class A ordinary shares and the weighted-average grant date fair value of the options granted:

	Number of options	Weighted average Grant date fair value per share
Options outstanding December 31, 2024	17,145	$216.30
Granted during the year	879,240	$3.42
Vested during the year	(312,573)	$0.69
Forfeited during the year	-	-
Options outstanding December 31, 2025	583,812	$9.67

There were 583,812 unvested employee and director options outstanding as of December 31, 2025 (2024: 17,145). Total expense recognized related to the employee and director share options was €1.39 million for the year ended December 31, 2025 (2024: €1.91 million). Total unamortized compensation expense related to employee and director share options was €3.07 million as of December 31, 2025 (2024: €1.87 million), expected to be recognized over a remaining weighted average vesting period of 2.5 years as of December 31, 2025 (2024: 2 years).

Incentive shares

As part of their compensation package, the non-executive directors that were appointed in December 2020 were granted 143 shares for each year of service to the Company.

	Number of shares	Weighted average Grant date fair value per share
Incentive shares outstanding December 31, 2023	143	$805
Granted	-	-
Vested	-	-
Forfeited	-	-
Incentive shares outstanding December 31, 2024	143	$805
Granted	-	-
Vested	-	-
Forfeited	-	-
Incentive shares outstanding December 31, 2025	143	$805

The above shares vest at the discretion of the board of directors. In exchange for the share options that were granted above, the holders of the incentive shares agreed to forfeit their rights to incentive shares relating to years two and three of their tenure as a non-executive director. The total expense for these shares recognised in the year ended December 31, 2025 and 2024 was €nil and €0.003 million, respectively.

As of December 31, 2025, there was no unrecognised share-based payment expense related to the incentive shares. The shares have been recorded at their fair value at December 31, 2025.

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

Reconciliation to statement of profit and loss

	2025	2024	2023
	€’000	€’000	€’000
RSUs	8	124	464
Incentive shares	(3)	3	5
Options	1,387	1,928	1,956
Forfeiture of options	-	(17)	(1,032)
Service warrants	170	151	-
Share-based payment expense/ (credit)	1,562	2,189	1,393

11.	Finance costs/ income

	2025	2024	2023
	€’000	€’000	€’000

Interest payable and similar expense	(24)	(525)	58
Other finance income/(costs)	-	(24)	(544)
Fair value loss on short-term investments	-	-	-
Exchange Rate variances	2,243	316	51
Derivative financial instruments movements	3,392	462	6886
	5,611	230	6,451

12.	Profit / (loss) on deconsolidation due to insolvency

During the year ended 31 December 2025, the Group lost control of its subsidiary, Hanoi Asset Management, following the commencement of formal insolvency proceedings. As a result, the entity was deconsolidated from the Group’s consolidated financial statements.

Control was deemed to have been lost on the date the court-appointed insolvency administrator assumed authority over the financial and operational decisions of Hanoi Asset Management (4 December 2025). From that date, the Group no longer had power over the relevant activities of the entity or rights to its variable returns.

Hanoi Asset Management is a Spanish-incorporated entity whose functional currency is the Euro. Accordingly, no foreign currency translation differences arose during the period of consolidation and no amounts were reclassified from equity to profit or loss on deconsolidation.

The Group derecognised:

●	all assets and liabilities of Hanoi Asset Management;

●	any cumulative translation differences relating to the subsidiary; and

●	the net investment in the entity.

As a consequence of the insolvency, the Group will receive no proceeds in respect of its investment in Hanoi Asset Management, nor will it be liable for any remaining obligations of the entity. Therefore, on deconsolidation, the carrying value of the respective assets and liabilities of Hanoi Asset Management were removed from the Group’s books at cost. At the date of deconsolidation, the net liabilities of Hanoi Asset Management exceeded its assets by approximately €1.23 million. As a result, a profit on deconsolidation of €1.23 million was recognised in the consolidated statement of profit or loss under “Profit / (loss) on deconsolidation of subsidiary”.

No consideration was received, and no retained interest in the subsidiary was held by the Group.

€’000
Total assets	-
Total liabilities	1,225
Profit on deconsolidation	1,225

13.	Taxation

The Group recorded a loss before income tax of €1.1 million for the year ended 31 December 2025 (2024: €15.3 million; 2023: €30.9 million). The reduction in losses compared to the prior year reflects the absence of significant non-cash charges recognised in 2024, including fair value movements on derivative financial instruments, together with the contribution of a full year of trading from QIND and its subsidiary Al Shola Gas

For the year ended 31 December 2025, the Group recognised an income tax credit of €0.1 million (2024: €0.5 million charge). The tax charge reflects taxable profits generated within QIND and Al Shola Gas, offset by the partial release of deferred tax liabilities recognised as part of the purchase price allocation on acquisition.

During 2025, the Group’s operations were subject to a range of statutory tax rates, including 12.5% in Ireland on trading income, 25% in Spain, and applicable local rates in the United Arab Emirates in which QIND operates.

	2025	2024	2023
	€’000	€’000	€’000
Profit/ (loss) before tax	(1,062)	(15,254)	(30,857)
Tax using Company’s domestic tax rate at 12.5%	133	1,907	3,857
Tax effect of:
Non-deductible expenses / non-taxable income	218	(764)	(967)
Current-year losses for which no deferred tax asset is recognized	(81)	(805)	(4,647)
Impacts of different foreign tax rates	(63)	156	1,916
Tax expense of acquired subsidiary (QIND)*	(146)	(25)	-
Release of deferred tax liabilities (QIND PPA)*	256	-	-
Total tax	316	470	159

*	The total income tax credit for the year ended 31 December 2025 of €0.1 million reflects the net impact of (i) current tax expense arising on taxable profits generated by QIND and its subsidiary Al Shola Gas, and (ii) the release of deferred tax liabilities recognised as part of the purchase price allocation on acquisition, as set out in the reconciliation above.

Deferred tax liability

The deferred tax liability recognised on the Group’s balance sheet relates entirely to the fair value uplift of identifiable intangible assets acquired in the QIND business combination (see Note 15). The deferred tax liability is being released to profit or loss over the useful lives of the underlying intangibles as they are amortised. The movement during the year was as follows:

	2025	2024
	€’000	€’000
Opening balance	(2,198)	-
Recognised on acquisition of QIND	-	(2,198)
Released to profit or loss	256	-
Closing balance	(1,942)	(2,198)

Unrecognised deferred tax assets

The Group has not recognised deferred tax assets in respect of the following items, on the basis that it is not considered probable that sufficient future taxable profits will be available in the relevant jurisdictions against which the unused tax losses and deductible temporary differences could be utilised:

	2025	2024
	€’000	€’000
Unused tax losses	16	805
Deductible temporary differences - share-based payments	210	3,124
Total unrecognised deferred tax assets	226	3,929

The significant reduction between years reflects the deconsolidation of Group entities during 2025, particularly Hanoi Asset Management, following which the accumulated tax losses and deductible temporary differences of these entities are no longer available to the Group.

Unused tax losses by jurisdiction

The gross unused tax losses available to the Group’s continuing operations at 31 December 2025, by jurisdiction, are set out below:

●	Ireland (FFG): €14.8 million of unused trading losses, which may be carried forward indefinitely and offset against future Irish trading income at the prevailing corporate tax rate of 12.5%.

●	Spain (BrightHy): €0.3 million of unused tax losses, which may be carried forward indefinitely subject to an annual utilisation cap of 70% of taxable income exceeding €1 million. The applicable Spanish corporate tax rate is 25%.

●	United Arab Emirates (Al Shola Gas): €0.8 million of unused tax losses, which may be carried forward indefinitely. Al Shola Gas is subject to UAE corporate income tax at a rate of 9% on taxable profits exceeding AED 375,000, in accordance with the UAE corporate tax regime which commenced in 2023.

●	South Africa (Biosteam): €0.001 million of unused tax losses, which may be carried forward for up to 5 years under South African tax legislation at the prevailing corporate tax rate of 27%.

Assessment of recoverability

In accordance with IAS 12, the Group has not recognised deferred tax assets in respect of unused tax losses or deductible temporary differences where the availability of future taxable profits to support recovery is considered uncertain. Management reassesses this position at each reporting date and will recognise previously unrecognised deferred tax assets to the extent that it becomes probable that future taxable profits will be available against which they can be utilised.

In making this assessment, management has had regard to the material uncertainty related to going concern disclosed in Note 2, together with the Group’s forecast financial performance, the continuing trading of QIND and its subsidiary Al Shola Gas, and the outcome of ongoing operational and financing initiatives. The recoverability position will be reassessed at each subsequent reporting date and any changes in conclusion will be reflected in the period in which they arise.

14.	Property, plant and equipment

	Assets under construction	Plant & Machinery	Office and other equipment	Right of use assets	Total
2025	€’000	€’000	€’000	€’000	€’000
At January 1, 2025	0	1,250	8	468	1,726
Addition/Revaluation	412	254	20	365	1,051
Disposal	-	-	(3)	(213)	(216)
At December 31, 2025	412	1,504	26	620	2,561

Depreciation
At January 1, 2025	-	(1,209)	(3)	(207)	(1,419)
Charge for period	-	(30)	(2)	(118)	(150)
Disposal/Revaluation	-	93	1	147	241
At December 31, 2025	-	(1,146)	(4)	(178)	(1,328)

Net book values
At January 1, 2025	-	41	5	261	307
At December 31, 2025	412	358	22	442	1,233

	Assets under construction	Plant and machinery	Office and other equipment	Right of use assets	Total
2024	€’000	€’000	€’000	€’000	€’000
Cost
At January 1, 2024	14,726	5,846	422	11,984	32,978
Revaluation	-			455	455
Additions during the year	-	1,260	6	284	1,550
Disposal	-	-	-	(28)	(28)
Transfer to inventory
Derecognition on deconsolidation	(14,726)	(5,856)	(420)	(12,227)	(33,229)
At December 31, 2024	-	1,250	8	468	1,726

Depreciation
At January 1, 2024	(3,317)	(2,985)	(185)	(1,715)	(8,202)
Charge for year	-	(1,887)	(96)	(919)	(2,902)
Impairment charge	-	-	-	-	-
Derecognition on deconsolidation	3,317	3,663	278	2,427	9,685
At December 31, 2024	-	(1,209)	(3)	(207)	(1,419)

Net book values
At January 1, 2024	11,409	2,861	237	10,269	24,776
At December 31, 2024	-	41	5	261	307

15.	Intangible assets

	Customer relationships	Trade names	Completed development technology	Product development in progress	Intellectual property and patents registration	Software	Total
2025	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Cost
January 1, 2025	19,758	4,606	-	-	-	-	24,364
Additions	-	-	-	-	-	-	-
December 31, 2025	19,758	4,606	-	-	-	-	24,364

Amortisation
January 1, 2025	(329)	(77)	-	-	-	-	(406)
Amortisation charge	(1,976)	(461)					(2,436)
December 31, 2025	(2,305)	(537)	-	-	-	-	(2,842)

Net book value
At December 31, 2025	17,453	4,069	-	-	-	-	21,522

	Customer relationships	Trade names	Completed development technology	Product development in progress	Intellectual property and patents registration	Software	Total
2024	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Cost
January 1, 2024	-	-	2,996	1,346	1,911	190	6,443
Additions	19,758	4,606		142	-	37	24,543
Reclassification			686	(686)	-	-	(0)
Disposal			-	-	-	(42)	(42)
Deconsolidation of entities			(3,682)	(803)	(1,911)	(185)	(6,580)
December 31, 2024	19,758	4,606	-	-	-	-	24,364
							-
Amortisation							-
January 1, 2024	-	-	(1,320)	-	(4)	(43)	(1,367)
Amortisation charge	(329)	(77)	(959)	-	(1)	(18)	(1,383)
Deconsolidation of entities			2,279	-	5	61	2,344
December 31, 2024	(329)	(77)	-	-	-	-	(406)

Net book value
At December 31, 2024	19,429	4,529	-	-	-	-	23,958

Customer relationships and trade names were identified and recognised as part of the purchase price allocation in respect of the acquisition of QIND.

In 2024, all intangible assets relating to the Group’s legacy hydrogen entities were derecognised following their deconsolidation due to insolvency.

16.	Goodwill

Goodwill primarily represents expected synergies, future economic benefits, and assembled workforce that do not meet the criteria for separate recognition under IFRS 3.

Goodwill is not amortised and is tested for impairment at least annually, or more frequently if indicators of impairment exist. Based on the purchase price allocation performed at year end 2025 and the performance of the underlying business, management has concluded that no impairment indicators exist as at 31 December 2025.

Non-controlling interests in the QIND acquisition are measured at the NCI’s proportionate share of the acquiree’s identifiable net assets (the partial goodwill method).

€’000
Total purchase consideration	14,626
Less: Fair value of net identifiable assets	(11,970)
of which attributable to the parent (67.04%)	(8,025)
of which attributable to NCI (32.96%)	(3,945)
Goodwill recognised (parent’s share only)	6,602

Fair value of identifiable net assets
€’000
QIND net assets at acquisition (excluding pre-existing goodwill)	(10,256)
Customer relationships	19,758
Trade names	4,606
Inventory step-up	61
Deferred tax liability on fair value uplifts	(2,198)
Fair value of identifiable net assets (100%)	11,970

The parent’s effective economic interest of 67.04% (and corresponding NCI of 32.96%) differs from the direct legal interest of 69.36% / 30.64% in QIND, reflecting the pre-existing non-controlling interest in QIND’s subsidiary Al Shola Al Modeea Gas Distribution LLC at the acquisition date.

17.	Prepayments and other receivables

	2025	2024
	€’000	€’000
Prepayments	27	45
Trade receivables*	4,774	2,953
VAT recoverable	17	13
Other receivables	229	48
	5,047	3,059

*	Trade receivables balance includes customer receivable amounts for QIND/Al Shola. Amounts are recorded at the invoice amount less an allowance for credit losses. The allowance is an estimate based on historical collection experience, current and future economic and market conditions, and a review of the current status of each customer’s trade accounts receivable. Management evaluates the aging of the accounts receivable balances and the financial condition of its customers and all other forward-looking information that is reasonably available to estimate the amount of accounts receivable that may not be collected in the future and before recording the appropriate provision.

18.	Inventory

During the year, certain LPG cylinders held by QIND and previously classified within inventory were reclassified to property, plant and equipment following a reassessment of their nature and use within the business. These assets are held for ongoing operational use over multiple reporting periods rather than for sale in the ordinary course of business.

This reclassification was identified as part of the purchase price allocation and 2025 audit procedures.

	2025	2024
	€’000	€’000
LPG distribution materials and consumables (QIND / Al Shola)	171	1,191
	171	1,191

19.	Deposits, advances and prepayments

Deposits and advances primarily represent payments made by QIND (Al Shola Gas) to suppliers and subcontractors in the ordinary course of its LPG distribution operations, including deposits on cylinders, equipment and related infrastructure. These balances are expected to be utilised within the normal operating cycle or recovered in accordance with contractual terms.

Prepayments comprise amounts paid in advance for goods and services to be consumed in future periods.

	2025	2024
	€’000	€’000
Deposits and advances	341	509
Other prepayments	179	239
	520	748

20.	Cash and cash equivalents

	2025	2024
	€’000	€’000
Cash and cash equivalents	575	214
	575	214

Non-cash investing and financing transactions

In accordance with IAS 7.43, the following material non-cash investing and financing transactions arose during the year and are not reflected in the consolidated statement of cash flows. The corresponding equity movements are set out in the consolidated statement of changes in equity:

	2025	2024
	€’000	€’000
Commitment shares	306	-
Macquarie conversions	574	916
Keystone note conversion	1,939	-
Service warrants	172	-
Share issuance at QIND merger	-	14,626
Total non-cash investing and financing transactions	2,991	15,542

During the year ended 31 December 2025, holders of convertible notes elected to convert outstanding principal amounts into ordinary shares at the contractually specified conversion prices. The aggregate non-cash conversions comprised €574k of notes originally issued to Macquarie (2024: €916k) and €1,939k of notes originally issued to Keystone Capital and related parties (Seven Knots, First Fire and Jim Fallon). On conversion, the carrying amounts of the convertible notes and any associated derivative financial liability component were derecognised, with the corresponding fair value of ordinary shares issued recognised in share capital and share premium.

During the year, the Group also issued 13,890 ordinary shares with a fair value of €306k as commitment shares in connection with its convertible note facility, and granted private warrants with a fair value of €172k as non-cash consideration for professional services received. These transactions did not give rise to any cash movement.

The 2024 comparative includes ordinary shares and Series A Preferred Shares issued as non-cash consideration for the acquisition of Quality Industrial Corp. on 26 November 2024, with an aggregate fair value of €14,626k.

A number of additional movements within equity occurred during the year, including the reclassification of exchange warrants, the repricing of July and December 2025 PIPE warrants, and the conversion of QIND preferred stock. These movements represent transfers between components of equity rather than non-cash financing transactions and are presented in the consolidated statement of changes in equity.

21.	Leases

In the normal course of its business, the Group leases property and vehicles. The Group’s maintains its lease of its Irish office and entered into a lease of its Spanish office (BrightHy). The majority of the lease liability arises from leases held through the Group’s subsidiaries, QIND, and Al Shola. These leases pertain to vehicles.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Information about leases for which the Group is a lessee is presented below.

i.	Right-of-use assets

Right-of-use assets related to leased properties, vehicles and land are presented as property, plant and equipment.

	Equipment	Properties	Vehicles	Land	Total
	€’000	€’000	€’000	€’000	€’000

January 1, 2024	56	6,827	498	2,888	10,269
Additions right-of-use assets	27	-	193	-	221
Revaluation of ROU assets		455	-	-	455
Disposal of ROU assets	(57)	(6,593)	(358)	(2,802)	(9,810)
Depreciation charge for the period	(26)	(616)	(146)	(86)	(873)
December 31, 2024	0	74	187	0	261

Additions right-of-use assets	-	149	221	-	365
Revaluation of ROU assets	-	-	-	-	-
Disposal of ROU assets	-	(66)	-	-	(66)
Depreciation charge for the period	-	(31)	(91)	-	(123)
December 31, 2025	-	126	317	-	442

ii.	Amounts recognized in the Consolidated statement of profit or loss and other comprehensive income.

	2025	2024	2023
	€’000	€’000	€’000
Interest on lease liabilities	21	445	530
Expenses relating to short-term leases	3	3	161
Depreciation of Right of Use assets	123	874	950

iii.	Amounts recognized in statement of cash flows.

	2025	2024	2023
	€’000	€’000	€’000
Total cash outflow for leases	184	752	1,291

iv.	Lease liabilities.

Lease liabilities are payable as follows:

	Future minimum lease payments 2025	Interest 2025	Present value of minimum lease payments 2025
	€’000	€’000	€’000
Less than one year	195	25	159
Between two and five years	302	21	281
More than five years	-	-	-
	497	46	440

F-38

	2025	2024
	€’000	€’000
Balance at 1 January	273	10,785
Payments	(140)	(768)
New leases	376	289
Revaluations	-	455
Disposals	(68)	(10,471)
Interest expense	21	445
Interest paid	(21)	(462)
Balance at 31 December	440	273

	2025	2024
	€’000	€’000
Non-current
Lease liability	281	156

Current
Lease liability	158	117
Balance at period end	440	273

The Group discounted its remaining lease payments for the calculation of the lease liability using an incremental borrowing rate ranging between 3% and 6% at a Fusion Fuel level. Lease liabilities within the Groups subsidiaries QIND and Al Shola were discounted using an incremental borrowing rate of 8%.

22.	Other Payables - Long term & current

In connection with the ASG Acquisition, QIND acquired bank debt totalling approximately $357,577 (€315,959). As of December 31, 2025, total long term borrowings outstanding were $55,170.

QIND acquired a 51% interest in Al Shola Gas on March 27, 2024, with the issuance of $9,000,000 note payable and $1,000,000 in cash. The payable is due as follows: $9 million in National Exchange listed stock or cash to be paid to Seller of which $4,500,000 (€4,152,441) is the non-current portion.

In connection with this acquisition, QIND acquired right-of-use assets of $222,130 and operating lease liabilities of $229,359 associated with lease agreements with a term extending beyond twelve months for vehicles. These acquired operating leases were valued on the date of acquisition using the present value of the lease payments remaining from the date acquired and an estimated incremental borrowing rate of 8%. During the twelve months ended December 31, 2025, we recognized rent expense of $105,128 (€92,895).

The following is a summary of future lease payments required under the lease agreements:

	Number of vehicles	Total $
Year 2026	16	154,040
Year 2027	14	124,099
Year 2028	8	70,553
Year 2029	5	35,380
		384,072

23.	Trade and other payables

	2025	2024
	€’000	€’000
Trade payables	1,375	3,701
Amounts owed to related parties	-	5,086
Lease liability – current	158	117
Payroll taxes	258	132
Other payables	7,038	1,143
	8,829	10,180

24.	Derivative Financial Instruments

The Group’s derivative financial liabilities consist of financial instruments arising from financing arrangements that include features which do not meet the “fixed-for-fixed” criterion under IFRS 9. These instruments are therefore classified as financial liabilities at fair value through profit or loss (“FVTPL”) and are remeasured at each reporting date, with changes in fair value recognised in profit or loss. Refer to Note 26 for the classification of these instruments within the fair value hierarchy and a description of the valuation techniques and inputs used.

During the year ended 31 December 2025, the Group’s derivative financial instruments primarily comprised:

●	embedded derivative features within convertible notes and similar financing arrangements, including variable conversion pricing, redemption features and other price-linked adjustments;

●	share purchase warrants issued in connection with financing transactions and service arrangements, as further described in the summary table below; and

●	derivative features identified on consolidation of QIND, where certain instruments previously accounted for under US GAAP were reassessed under IFRS and separated from their host debt instruments.

Macquarie Convertible Notes and Warrants

As part of a financing arrangement, the Group issued convertible promissory notes and share purchase warrants. The features underlying the convertible notes and related warrants were classified as derivative financial liabilities and recognised at fair value on initial recognition. These liabilities are subsequently remeasured at fair value at each reporting date, with movements recognised in profit or loss.

Reclassified Embedded Derivatives from QIND Convertible Notes

As part of the consolidation of QIND, certain convertible instruments previously accounted for as straight debt under US GAAP were reassessed under IFRS. These instruments were found to include embedded derivative features (including conversion pricing mechanisms, redemption options and other price-linked terms) which are not closely related to the host debt.

Accordingly, these embedded derivatives were separated from the host instruments and recognised as derivative financial liabilities at fair value. The host debt component remains measured at amortised cost and is presented within loans and borrowings (see Note 25).

At 31 December 2025, all of these notes had passed their contractual maturity date. The previously recognised derivative financial liabilities and associated equity components were derecognised during the year, and the related host debt balances have been reinstated within loans and borrowings, reflecting the contractual amounts now due.

The following table summarises the principal classes of warrants outstanding at 31 December 2025, grouped by nature of issuance and identifying for each class the contractual exercise price and expiry, the number of warrants outstanding and underlying ordinary shares, and whether the class is accounted for as an equity instrument or as a derivative financial liability. Further detail on the contractual terms of each class is set out in Item 10 of this Annual Report.

Reference	Description	Strike (USD)	Expiry	Warrants outstanding	Implied Ord. Shares	Classification
Service-based warrants
(a)	HP Advisory Warrant	1.65	4 Jul 2029	13,906	398	Equity
(b)	BPLLC Warrant	3.33	31 Dec 2030	71,429	71,429	Equity
Replacement July 2025 Warrants
(c)	January 2025 tranche	4.28	10 Jan 2027	130,978	130,978	Liability
(d)	March 2025 tranche	4.28	3 Mar 2028	163,680	163,680	Liability
December 2025 PIPE Warrants
(e)	Pre-funded warrants	0.0035	No expiry	381,267	381,267	Liability
(f)	$3.50 Warrants	3.50	25 Jul 2028	1,393,500	1,393,500	Liability
(g)	$5.00 Warrants	5.00	25 Jul 2028	811,165	811,165	Liability
Other pre-funded warrants
(h)	Other pre-funded warrants	0.00	No expiry	47,943	47,943	Liability

The number of underlying ordinary shares for the HP Advisory Warrant (a) reflects the contractual conversion ratio applicable to that instrument and the effects of the reverse share split effected during the year.

The service-based warrants at (a) and (b) are classified as equity instruments and are recognised within the share-based payment reserve. The remaining warrants (c) to (h) are classified as derivative financial liabilities and are measured at fair value through profit or loss; the fair value of these instruments at 31 December 2025 is included within the €0.2 million derivative financial liability balance disclosed in the reconciliation below.

Modifications and exchanges of warrants during 2025

During the year ended 31 December 2025, the Group entered into two material transactions in which existing liability-classified warrants were cancelled and exchanged for new warrants. In each case, management assessed the substance of the transaction and concluded that the modified terms were substantially different from the original terms. Accordingly, both transactions were accounted for as the extinguishment of the original warrants and the recognition of the replacement instruments at fair value on the relevant exchange date.

Replacement July 2025 Warrants — exchange of January 2025 and March 2025 Warrants

In connection with the redemption agreements entered into on or around 22 July 2025, the holders of the January 2025 Warrants and the March 2025 Warrants surrendered their warrants for cancellation in exchange for new warrants (the “Replacement July 2025 Warrants”) exercisable into 294,658 Class A Ordinary Shares in aggregate, with revised exercise prices, the removal of full-ratchet anti-dilution rights, and other amended terms set out in Item 10. The original January 2025 and March 2025 Warrants were derecognised at their respective carrying amounts on the exchange date, and the Replacement July 2025 Warrants were recognised at fair value. The resulting gain or loss is recognised in profit or loss within fair value movement on derivative financial instruments and is reflected within the (Decrease) / increase due to derecognition during period and Fair value on initial recognition of derivative liabilities lines of the reconciliation below.

December 2025 Warrant Exchange Agreement — exchange of July 2025 PIPE Warrants

On 5 December 2025, the Group entered into a Warrants Cancellation and Exchange Agreement with the July 2025 PIPE investors, pursuant to which the July 2025 Pre-Funded Warrants, July 2025 Market Price Warrants and July 2025 $9.852 Warrants were surrendered for cancellation and exchanged for new warrants (the “December 2025 Warrants”) consisting of (i) pre-funded warrants exercisable into 475,267 Class A Ordinary Shares at $0.0035 per share, (ii) warrants exercisable into 1,622,330 Class A Ordinary Shares at $3.50 per share, and (iii) warrants exercisable into 811,165 Class A Ordinary Shares at $5.00 per share. The exchange resulted in a substantial reduction in the exercise prices of the market price warrants, the removal of certain failure-to-deliver and other contractual rights, and the exclusion of cashless exercise features.

The original July 2025 Warrants were derecognised at their carrying amounts on 5 December 2025, and the December 2025 Warrants were recognised at their fair value on that date. The fair value movement recognised in profit or loss in respect of this exchange is reflected within the same lines of the reconciliation below as described above. A portion of the December 2025 Warrants was subsequently exercised prior to year-end, with proceeds reclassified to share capital and share premium (refer to Note 22).

Both the January 2025 / March 2025 Warrants and the July 2025 PIPE Warrants remained classified as derivative financial liabilities up to their respective extinguishment dates, and the Replacement July 2025 Warrants and December 2025 Warrants are similarly classified as derivative financial liabilities, on the basis that each instrument continues to fail the fixed-for-fixed criterion under IAS 32 (principally because the exercise prices are denominated in U.S. dollars while the functional currency of the issuing entity is the Euro).

The fair values of liability-classified warrants outstanding during the year and at 31 December 2025 were determined using the Black-Scholes option pricing model. The principal inputs to the model are the Group’s share price at the measurement date, expected share price volatility (estimated by reference to the Group’s historical volatility over a period commensurate with the expected term of the instrument), the risk-free interest rate (derived from U.S. Treasury yields with maturities corresponding to the expected term), the expected term and the expected dividend yield. The expected dividend yield is nil, reflecting the Group’s policy of not declaring dividends. For pre-funded warrants, which have no contractual expiry, an expected term assumption is applied based on management’s best estimate of the period over which exercise is expected. Changes in these inputs, in particular the share price and expected volatility, may have a material effect on the fair value of liability-classified warrants and on the related fair value movement recognised in profit or loss. These instruments are classified as Level 2 in the fair value hierarchy under IFRS 13 .

€’000	Convertible Notes	Private Warrants	Public warrants	Total Derivative Liabilities
Balance – December 31, 2024 (reclassified)	679	14	177	870
Fair value movement on warrants unexercised (including exchange differences)*	-	-	-	-
Fair value on initial recognition of derivative liabilities	3,932	12,527	-	16,460
(Decrease) / increase due to conversions during period	(2,403)	(1,642)	-	(4,045)
(Decrease) / increase due to derecognition during period	(426)	(6,063)	(15)	(6,504)
(Gain) / loss due to fair value movements during period	(1,563)	(4,837)	(161)	(6,562)
(Gain) / loss due to fair value movements at remeasurement	(36)	-	-	(36)
Reclassification of convertible notes on consolidation	-			-
Balance – December 31, 2025	181	-	0	181

The above movement table constitutes the reconciliation of opening to closing balances of derivative financial liabilities required under IFRS 7. See Note 26 for the fair value hierarchy classification of the year-end balance.

25.	Loans & borrowings

The balance of €1.8 million reported under Loans and Borrowings in the consolidated statement of financial position reflects the carrying amount of convertible promissory notes originally issued by QIND. On a standalone basis, these instruments were recorded in their entirety as liabilities under U.S. GAAP.

For the purpose of Group consolidation under IFRS, these instruments have been reassessed and reclassified where relevant. Where applicable, the Group has disaggregated the instruments into their respective components, recognising:

●	a debt host liability measured at amortised cost,

●	a derivative financial liability (e.g. conversion features or embedded options) measured at fair value through profit or loss, and/or

●	an equity component, specifically, convertible note reserve

Following this reassessment, an amount of approximately €0.2 million was reclassified from Loans and Borrowings to derivative financial liabilities at 31 December 2025 (2024: €426K ) in respect of embedded conversion features that did not meet the “fixed-for-fixed” criterion under IAS 32. The corresponding movements are disclosed in Note 23.

In certain cases, the maturity dates of the convertible instruments had already passed as of the reporting date, and the instruments are no longer considered convertible in substance. These notes have therefore been treated as straight debt on the consolidated financial statements.

As at 31 December 2025, the convertible promissory notes issued by QIND had matured and remained unpaid. Failure to repay at maturity constitutes an event of default under the terms of the notes. No waivers or forbearance arrangements had been obtained as at the reporting date, and accordingly the full carrying amount of €1,757k is classified as current. Further details of the default, the consequences under the note terms, and the Group’s plans in respect of these obligations are set out in the Going Concern note.

26.	Shareholders’ equity

As of December 31, 2025, the total number of Class A ordinary shares of the Company outstanding was 2,288,291 (2023: 654,953) with a par value of $0.0035.

During the year, as part of the ATM, Parent sold 347,283 (2024: 2,345,452 ) class A ordinary shares for net proceeds of $2,708,022 (€2,314,464).

During the year a number of employees exercised their RSUs. In connection with this exercise, Fusion Fuel instructed their broker to issue 107,500 shares and transfer the relevant amounts to the various employees accounts.

Other issuances of Class A ordinary shares during the year comprised the following:

●	Commitment shares: 13,890 shares issued (€49k) in connection with financing arrangements entered into during the year.

●	Macquarie note conversions: 98,046 shares issued (€574k) on conversion of the Macquarie convertible promissory notes. The notes were fully converted during the year (refer to Note 24 - Derivative Financial Instruments).

●	Reverse split rounding: 63,333 shares issued (€222) arising from the rounding adjustment following the reverse share split effected during the year.

●	Keystone note conversion: 492,715 shares issued (€1,939k) on conversion of the Keystone convertible note.

●	July PIPE issuance and exercise: 335,898 shares issued (€268k) under the July 2025 PIPE financing and associated warrant exercises.

●	December PIPE reprice and exercise: 274,887 shares issued (€620k) in connection with the repricing and exercise of warrants under the December 2025 PIPE financing.

●	Service warrants: 7,286 shares issued (€172k) on exercise of warrants granted for services.

The 4,171,327 Series B Preferred Shares issued in November 2024 in connection with the QIND acquisition remained outstanding at 31 December 2025. These shares are convertible into Class A ordinary shares at a ratio of 1:10 subject to satisfaction of closing conditions. The share capital of Fusion Fuel Green plc is as follows:

	Number of common shares	€’000	Number of preferred shares	€’000
Opening balance – January 1, 2024 (restated)	426,257	3	-	-
Issue of shares	228,696	-	-	-
Closing balance – December 31, 2024 restated	654,953	3	-	-
Issue of shares – ATM	347,283	-	-	-
Issue of shares – PIPE	610,785	-	-	-
Issue of shares – Macquarie/Keystone	590,761	-	-	-
Issue of shares – commitment/service	21,176	-	4,171,327	-
Reverse split rounding	63,333	-	-	-
QIND stock conversion	-	(4)	-	-

Closing balance – December 31, 2025	2,288,291	(1)	4,171,327	-

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

Public Warrants

The functional currency of the Company is the Euro and, as the exercise price of the Company’s share purchase warrants was fixed in U.S. Dollars, the warrants were classified as derivative financial liabilities at fair value through profit or loss.

As of 31 December 2025, all public warrants had expired in accordance with their terms and the related derivative liability was fully derecognised.

Public warrants	€’000
Balance – December 31, 2024	177
Fair value on initial recognition of derivative liabilities
(Decrease) / increase due to conversions during period
(Decrease) / increase due to derecognition during period	(15)
(Gain) / loss due to fair value movements during period	(161)
(Gain) / loss due to fair value movements at remeasurement
Reclassification of convertible notes on consolidation
Balance – December 31, 2025	-

Service related warrants - HTOO

On July 4, 2024, the Company issued a warrant to H&P Advisory Limited to purchase 13,906 Class A ordinary shares at an exercise price of $1.6540 per share before the reverse split in 2025. Post reverse split to H&P Advisory Limited to purchase 398 Class A ordinary shares at an exercise price of $57.89 per share. The warrant is exercisable at any time until July 4, 2029, and includes a cashless exercise option.

On November 1, 2024, Fusion Fuel Green PLC issued a warrant to Bevilacqua PLLC to purchase up to 255,000 Class A ordinary shares at an exercise price of $0.14 per share, in connection with legal services provided under an engagement agreement. In 2025, Bevilacqua exercised the warrants and received 7,286 shares on a post-reverse split basis.

On December 31, 2025, Fusion Fuel Green PLC issued a warrant to Bevilacqua PLLC to purchase up to 71,429 Class A ordinary shares at an exercise price of $0.88 per share, in connection with legal services provided under an engagement agreement. As of April 14, 2026, Bevilacqua PLLC has exercised the warrants and received 71,429 shares.

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

Compound equity instruments

During the year, the Group acquired convertible loan notes through its subsidiary, Quality Industrial Corp. (“QIND”). Under US GAAP, these instruments are recognised as simple debt instruments in the financial statements of QIND. However, in preparing the Group’s consolidated financial statements under IFRS, the instruments were reassessed in accordance with IAS 32 and determined to meet the definition of compound financial instruments.

The convertible notes contain both a contractual obligation to deliver cash (a liability component) and an equity conversion feature. The terms of the conversion feature were assessed and determined to meet the “fixed-for-fixed” criterion under IAS 32, as the notes are convertible into a fixed number of the Group’s ordinary shares for a fixed amount of consideration.

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

27.	Financial instruments and risk management

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

As at December 31, 2025, the Group’s financial instruments measured at fair value comprised derivative financial liabilities of €181k, classified within Level 2 of the fair value hierarchy. No instruments were classified within Level 1 or Level 3 at the reporting date.

The derivative financial liabilities outstanding at 31 December 2025 relate to embedded derivative features within convertible financing instruments and share purchase warrants. These instruments were valued using a Black-Scholes model, which is considered a Level 2 technique as it uses observable market inputs. The inputs to the valuation comprised the Company’s quoted share price at the measurement date, risk-free rates derived from government bond yields with maturities corresponding to the expected term of the instruments, expected term based on the contractual maturity of the underlying instrument, and volatility estimated from the Company’s historical share price. See Note 23 for the movement in derivative financial liabilities during the year.

The comparative position at 31 December 2024 included warrants measured at fair value using Level 1 inputs (quoted market prices at the reporting date), the Macquarie convertible notes and associated warrants (classified as derivative liabilities, Level 2, valued using a Black-Scholes model), service-related warrants (classified as compound equity instruments, Level 2, valued using a Binomial pricing model), and a convertible note reserve recognised in relation to QIND’s convertible notes (Level 2, measured by discounting expected future cash flows at the effective interest rate derived from observable market inputs). These instruments were extinguished, converted or derecognised during the year ended 31 December 2025.

	Carrying value				Fair value
	Cash and receivables	Liabilities	Equity	Total carrying amount	Level 1	Level 2	Level 3	Total
2025	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Cash and cash equivalents	575			575				-
Trade receivables	4,774			4,774				-
Other receivables*	229			229				-
Trade payables		1,375		1,375				-
Warrants		0		0	0			0
Amounts owed to related parties		-		-				-
Loans and borrowings		1,757		1,757				-
Other payables**		7,038		7,038				-
Derivative liabilities		181		181		181		181
Other equity reserve			6,861	6,861				-
Total	5,579	10,730	6,861	22,790	0	181	-	181
2024
Cash and cash equivalents	214	-	-	214	-	-	-	-
Trade receivables	2,958	-	-	2,958	-	-	-	-
Other receivables*	48	-	-	48	-	-	-	-
Trade payables	-	2,838	-	2,838	-	-	-	-
Warrants	-	177	-	177	177	-	-	177
Amounts owed to related parties	-	5,086	-	5,086	-	-	-	-
Loans and borrowings	-	1,938	-	1,938	-	-	-	-
Other payables**	-	1,000	-	1,000	-	-	-	-
Derivative liabilities	-	870	-	870	-	870	-	870
Service related warrants	-	-	217	217	-	217	-	217
Convertible note reserve	-	-	24	24	-	24	-	24
	3,220	11,909	241	15,370	177	1,111	-	1,288

*	Prepayments and VAT have been excluded as they are not classified as a financial asset.
**	Employment taxes have been excluded as these are statutory liabilities.

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

At December 31, 2025, the exposure to credit risk for receivables by geographic region was not significant.

Cash and short-term bank deposits

The Group held cash and cash equivalents of €0.6 million at December 31, 2025 (2024: €0.2 million). 63% of the cash and cash equivalents are held under our subsidiary QIND. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties.

(d)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable costs or risking damage to the Group’s reputation.

Contractual maturities

The following are the expected contractual maturities of the Group’s financial liabilities, including estimated interest payments.

	Carrying amount	Contractual cash flows	Less than one year	1 – 2 years	2 – 5 years	More than 5 years
2025	€’000	€’000	€’000	€’000	€’000	€’000
Derivatives: Warrants*	-	-	-	-	-	-
Trade payables	1,375	1,375	1,375		-	-
Amounts owed to related parties	-	-	-	-	-	-
Loans and borrowings	1,757	1,757	1,757	-	-	-
Other payables	7,038	7,038	7,038		-	-
Lease liabilities	124	124	39	85	-	-
Derivatives: Convertible notes*	181	181	-	181	-	-
Total	10,475	10,475	10,209	266	-	-

2024
Derivatives: Warrants*	177	-	-	-	-	-
Trade payables	2,838	2,838	2,838	-	-	-
Amounts owed to related parties	5,086	5,086	-	-	-	-
Loans and borrowings	1,938	1,938	1,938	-	-	-
Other payables	1,000	1,000	1,000	-	-	-
Lease liabilities	273	275	119	108	48	-
Derivatives: Convertible notes*	636	-	-	-	-	-
Total	12,394	11,583	6,340	108	48

*	contractual cash flows for warrants and convertible promissory notes are €nil because both instruments will be settled in shares.

(e)	Market risk and interest rate risk

Market risk is the risk that changes in market prices and indices, such as foreign exchange rates and interest rates, will affect the Group’s income or the value of its holdings of financial instruments. Interest rate risk is not significant to the Group.

(f)	Foreign exchange risk

The Group uses the Euro as its functional currency. Foreign exchange rate risk is the risk that the fair value of Group assets or liabilities, or future expected cash flows will fluctuate because of changes in foreign currency exchange rates. While the Company’s shares are listed in US dollars, the currency of the primary operating environment of the Group for the majority of the year was the Euro, and its exposure to the risk of changes in foreign currency would arise primarily when revenue or expense is denominated in a currency other than the Euro. Through its subsidiary QIND, the company recognised revenue and cost of sales in USD. The Group also acquired a subsidiary in South Africa in October 2025 but trading had not commenced as of 31 December 2025. As of the end of 2025, the Group’s operations have recently become more exposed to the effect of the translation of foreign operations due to its shift in operations into the US. At December 31, 2025, the Company had USD and EUR cash balances of approximately $0.53 million (2024: $0.23 million) and €0.08 million (2024: €0.002 million), respectively. A 10% movement in the EUR/USD exchange rate would have resulted in an impact of approximately €0.1 million on the Group’s reported cash position, assuming all other variables remain constant.

The following significant exchange rates have been applied during the year.

	Average rate		Period-end spot rate
	2025	2024	2025	2024
Euro
USD	1.132	1.039	1.174	1.084

Capital Management

The Group’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain the future development of the business. The board of directors monitors the return on capital.

28.	Loss per share

The share and per share information in this note have been adjusted to give effect to the one-for-thirty-five (1-for-35) reverse share split of the Class A Ordinary Shares, which became legally effective at 5:00 PM Eastern Time on July 11, 2025. Accordingly, the weighted average number of ordinary shares used in the basic and diluted loss per share calculations for all periods presented reflects this reverse share split.

Basic earnings/(loss) per share is calculated by dividing the loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings/(loss) per share is calculated by dividing the loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year, adjusted for the weighted average number of Class A ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into Class A ordinary shares. For the years ended 31 December 2025 and 2024, the diluted loss per share equals the basic loss per share, as the effects of all potentially dilutive securities are anti-dilutive in a loss-making period and have therefore been excluded from the calculation in accordance with IAS 33.

The following table reconciles the numerators and denominators used in the basic and diluted loss per share calculations:

	2025	2024	2023
Loss attributable to ordinary equity holders of the parent (€000)	(1,694)	(15,334)	(31,016)
Number of ordinary shares used for loss per share (weighted average)
Basic	1,335,722	527,882	418,545
Diluted	1,335,722	527,882	418,545
Basic (loss)/ earnings per ordinary share	(1.27)	(29.05)	(74.11)
Diluted (loss)/ earnings per ordinary share	(1.27)	(29.05)	(74.11)

Because the Group was loss-making for the years ended 31 December 2025 and 2024, the following potential ordinary shares have been excluded from the calculation of diluted weighted average ordinary shares as their inclusion would be anti-dilutive:

	2025	2024
Warrants	3,000,360	267,061
RSUs - outstanding	102	273
RSUs - vested but no ordinary shares issued	200,135	5,558
Incentive shares	143	143
Share options	583,812	55,307

These instruments could potentially dilute basic earnings per share in future periods.

29.	Related parties

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

Key management personnel

(a)	Compensation

The key management personnel at December 31, 2025 are the members of the Group’s Senior Management. There were four members of Senior Management at December 31, 2025 and an average of four members for the full year. The remuneration expense for the key management personnel includes salaries and share-based payments.

	2025	2024	2023
	€’000	€’000	€’000
Basic salary*	757	1,081	1,453
Short-term employee benefits*	-	109	303
Discretionary Bonus**	869	-	-
Other long-term benefits	-	-	55
Share-based compensation	941	1,605	1,947
	2,567	2,795	3,758

*	This amount includes salaries accrued and not paid at the year end
**	This amount was largely granted due to the QIND board of directors’ determination that: (i) Mr. Backwell and other QIND managers’ salaries were significantly below market for their position in 2024, and Mr. Backwell received no salary from QIND during 2023 and previous years.

(b)	Transactions

Not Applicable

Other

Directors and Officers of the company do not have control of more than 10% of the voting shares of the company on April 14, 2026, and no Director or Officer controls more than 5% of the company. We are not aware of any person or shareholder who directly or indirectly, jointly or severally, exercises or could exercise control over the Group.

Directors and Officers hold a total of 314,292 issued Class A ordinary shares in the company on a fully diluted basis.

30.	Subsequent events

The following non-adjusting events occurred after the reporting period ended 31 December 2025.

Mineral & Element Advisory Agreements

On February 12, 2026, the Company entered into Mineral & Element Advisory Agreements with three advisors for an initial term of twelve months, renewable by mutual written consent. Under these agreements, the advisors will provide strategic, operational and technical advisory services in connection with potential mineral asset transactions and will introduce prospective counterparties. In consideration, the Company agreed to issue compensation shares on the signing of a qualifying definitive mineral asset transaction with an introduced counterparty, together with additional milestone shares upon the achievement of specified share price targets. Where applicable, pre-funded warrants may be issued in lieu of ordinary shares to address beneficial ownership limitations, and the Company will be required to register the resale of any shares or shares issuable under such warrants.

February 2026 Securities Purchase Agreement

On February 14, 2026, the Company entered into a Securities Purchase Agreement with certain investors pursuant to which it agreed to issue and sell an aggregate of 577,124 Class A Ordinary Shares, pre-funded warrants to purchase 129,005 Class A Ordinary Shares, warrants to purchase 706,129 Class A Ordinary Shares at an exercise price of $5.148 per share, and warrants to purchase 706,129 Class A Ordinary Shares at an exercise price of $6.864 per share, for aggregate gross proceeds of $2.6 million. The proceeds are intended for general corporate and working capital purposes. The agreement also includes customary beneficial ownership limitations and registration rights relating to the resale of the issued and issuable securities.

Share Exchange Agreement

On February 18, 2026, the Company entered into a Share Exchange Agreement with certain shareholders of Royal Uranium Inc. Pursuant to the agreement, the Company would acquire up to 100% of the issued and outstanding shares of Royal Uranium in exchange for up to 3,750,025 Class A Ordinary Shares or, to the extent necessary to remain within agreed beneficial ownership thresholds, pre-funded warrants to subscribe for such shares. The agreement implies a valuation of $15.0 million for Royal Uranium. Completion remains subject to customary conditions, including the required level of Royal Uranium shareholder participation, shareholder approval under the Irish Takeover Rules, and the absence of a material adverse effect.

31.	Group companies

The following table presents the current organisation structure of the Group at year end. Note that the list of subsidiaries within the Group has changed during the year due to the deconsolidation of the Hanoi Asset Management and Fusion Fuel Australia, as well as the acquisition of Biosteam Energy.

Group companies: Table (a)

Entity name	Country of incorporation	Principal activities	Group interest at December 31, 2025
Quality Industrial Corp.	United States	Operating company	53.47%
AL Shola Al Modea Gas Distribution LLC	Dubai	Operating company	51% (Indirect)
BIOSTEAM ENERGY (Pty) Ltd	South Africa	Operating company	51%
BrightHy Solutions Limited	Ireland	Operating company	100%
Fusion Fuel USA, Inc.	United States	Dormant entity	100%

32.	Approval of financial statements

The directors approved the financial statements on May 7, 2026.

