Form 20-F/A
period 2025-12-31
Fusion Fuel Green PLC
filed 2026-10-06
CIK 1819794

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

Fusion Fuel Green PLC (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 7, 2026 (the “Original Filing”), to (1) restate its audited consolidated financial statements as of and for the year ended December 31, 2025 and to make related changes to the disclosures in the Original Filing, and (2) correct certain other errors and include certain disclosures that were inadvertently omitted from the Original Filing.

Background of the restatement. After the Original Filing, errors were identified in the Company’s consolidated financial statements for the year ended December 31, 2025 relating to the accounting for its investment in Quality Industrial Corp. (“QIND”), a foreign operation whose functional currency is the U.S. dollar. The errors related to (i) the impairment of the goodwill arising on the acquisition of QIND, which had not been recognized; (ii) the translation of that goodwill and of the fair value adjustments arising on the acquisition, which had been carried at the exchange rate at the acquisition date rather than the closing rate, and of the related amortization, which had not been translated at the average rate for the year; (iii) exchange differences on the translation of QIND, which had been recognized in finance income rather than in other comprehensive income, together with related corrections to the elimination of QIND’s equity on consolidation and to non-controlling interests; and (iv) the non-controlling interests in QIND, which had not been attributed their share of QIND’s results and other comprehensive income for the year or adjusted for the change in the Company’s ownership interest in QIND. The last error indicated above was identified in the course of preparing the restated consolidated financial statements. On September 25, 2026, the Audit Committee of the Board of Directors of the Company, after discussion with the Company’s management and with Bush & Associates CPA LLC, the Company’s independent registered public accounting firm, concluded that the Company’s previously issued consolidated financial statements for the year ended December 31, 2025 should no longer be relied upon and should be restated. The Company disclosed that conclusion in a Report on Form 6-K furnished with the SEC on September 25, 2026, as amended by Amendment No. 1 on Form 6-K/A furnished with the SEC on October 6, 2026.

Effect of the restatement. The restatement increases the Company’s loss for the year ended December 31, 2025 by €4.0 million, from €1.0 million to €5.0 million, and its loss attributable to owners of the Company from €1.7 million to €4.1 million, or from €(1.27) to €(3.07) per basic and diluted share. Loss attributable to non-controlling interests changes from a profit of €0.7 million to a loss of €0.9 million. It gives rise to other comprehensive loss of €2.3 million and reduces total equity at December 31, 2025 by €3.8 million, from €20.5 million to €16.7 million. The restatement has no effect on revenue, on cash and cash equivalents or on net cash flows from investing or financing activities (net cash used in operating activities decreases by €13k, as described in Note 5), and no effect on the consolidated financial statements for the years ended December 31, 2024 and 2023 (the 2024 comparatives were restated in the Original Filing, as described in Note 5(B), and are not further changed by this Amendment). The restatement is described in Note 5 to the consolidated financial statements included in Item 18 of this Amendment.

Items amended. This Amendment amends Part I, Item 3.D. “Risk Factors”, Item 5. “Operating and Financial Review and Prospects”, Item 6.F. “Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation”, Item 7.B. “Related Party Transactions”, Item 8. “Financial Information”, Item 10.C. “Material Contracts”; Part II, Item 15. “Controls and Procedures”; and Part III, Item 18. “Financial Statements” and Item 19. “Exhibits”. This Amendment sets forth the Original Filing in its entirety, as amended, and includes new certifications of the Company’s principal executive officer and principal financial officer (Exhibits 12.1 and 13.1) and new consents of the Company’s independent registered public accounting firms (Exhibits 15.1 and 15.2).

Except as described above, and except for events after December 31, 2025 disclosed in Note 30 to the consolidated financial statements, this Amendment does not reflect events occurring after the date of the Original Filing and does not modify or update the disclosures in the Original Filing.

FUSION FUEL GREEN PLC

Annual Report on Form 20-F/A (Amendment No. 1)

Year Ended December 31, 2025

i

	PART III

Item 17.	Financial Statements	112
Item 18.	Financial Statements	112
Item 19.	Exhibits	112

ii

CERTAIN INFORMATION

As used in this this Amendment No. 1 to Annual Report on Form 20-F (this “Annual Report”), unless otherwise indicated or the context otherwise requires, references to:

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

As of December 31, 2025, we had outstanding indebtedness (excluding lease liabilities) totaling approximately €13.1 million, compared to total cash of approximately €0.575 million and 2025 comprehensive loss of approximately €7.3 million (as restated). Our current level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness and other financial commitments. The level of our indebtedness and other financial commitments could have other important consequences for our business, including:

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

Our assets have grown through the acquisition of a controlling interest in QIND as of November 26, 2024. As a result of this acquisition, as of December 31, 2025, our goodwill and intangible assets were approximately €24.2 million, or 75% of total assets (as restated). Under existing accounting standards, we are required to periodically review goodwill assets for possible impairment. In the event that we are required to write down the value of any assets under these standards, it may materially and adversely affect our operating results, financial condition, and the price of our common stock. As of December 31, 2025, we recognized an impairment loss of €1.1 million in respect of the goodwill arising on the acquisition of QIND, as described in Note 16 to our consolidated financial statements.

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

We, in connection with the preparation of our consolidated financial statements for the fiscal year ended December 31, 2025, identified the following material weakness: Insufficient accounting staffing and a resulting lack of segregation of duties within our finance function. Throughout 2025 our finance team consisted of our Accounting Director, our interim Chief Financial Officer, and a Finance Director who departed in January 2026, meaning that preparation and review of journal entries, account reconciliations, and key management review controls over the financial close were concentrated among too few individuals. We are actively recruiting a replacement for the departed Finance Director and at least one additional qualified accounting professional, and we expect these hires to be in place during financial year 2026. However, until the controls have been redesigned and operated effectively for a sufficient period, the material weakness will not be considered remediated. See Item 15. “Controls and Procedures”. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness. However, measures that we implement may not fully address the material weakness in our internal control over financial reporting and we may not be able to conclude that the material weakness has been fully remedied. This material weakness resulted in the restatement of our consolidated financial statements for the fiscal year ended December 31, 2025 described in the Explanatory Note to this Annual Report. The restatement, and any future restatement, could cause investors to lose confidence in our reported financial information and adversely affect the market price of our Class A Ordinary Shares.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. The consolidated financial statements have been prepared in accordance with IFRS. Information related to the year ended December 31, 2023 has not been included. It can be found in the Company’s filing of the Form 20-F for the year ended December 31, 2024. The financial information for the year ended December 31, 2025 included in this Item 5 has been restated; see the Explanatory Note to this Annual Report and Note 5 to our consolidated financial statements.

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

Cost of sales increased 776.3% to approximately €10.2 million for the year ended December 31, 2025, from approximately €1.2 million for the year ended December 31, 2024. The increase was primarily due to (i) the inclusion of a full year of revenue from the Company’s majority-owned subsidiary, Al Shola Gas, in 2025, compared to consolidation beginning in the fourth quarter of 2024 following its acquisition, and (ii) higher revenue during the year ended December 31, 2025.

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

Administration expenses decreased to approximately €11.7 million for the year ended December 31, 2025, from approximately €16.5 million for the year ended December 31, 2024. This decrease was primarily due to (i) the non-recurrence of the impairment on inventory of €2.2 million in relation to the Legacy Hydrogen Entities for the fiscal year ended December 31, 2024 described above, (ii) lower wages and salaries following the deconsolidation of the Legacy Hydrogen Entities and related headcount reductions, (iii) lower consulting fees, and (iv) the non-recurrence of a reclassification from cost of sales recorded in 2024, in each case partially offset by higher professional fees and other expenses associated with the consolidation of QIND (including Al Shola Gas) for the full year ended December 31, 2025. Administration expenses for 2025 include amortization of the customer relationships and trade names acquired with QIND of €2.3 million, which has been restated to translate it at the average exchange rate for the year.

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

Impairment Expense

Impairment expense was approximately €1.1 million for the year ended December 31, 2025, compared to nil for the year ended December 31, 2024. The 2025 expense relates principally to the impairment of goodwill allocated to the LPG Distribution & Engineering cash-generating unit, recognized in the restatement described in Note 5 to our consolidated financial statements. See Note 16 to our consolidated financial statements.

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

Net finance income increased by 980.4% to approximately €2.5 million for the year ended December 31, 2025, from approximately €0.2 million for the year ended December 31, 2024, primarily driven by increased gains on the remeasurement of warrant-related derivative liabilities, reflecting changes in the Company’s share price during the period, partially offset by exchange losses on monetary items. As restated, exchange differences arising on the translation of foreign operations, a gain of €3.1 million in 2025, are presented in other comprehensive income rather than in net finance income.

Loss for the Year and Other Comprehensive Income

Loss for the year was approximately €5.0 million for the year ended December 31, 2025 (as restated), compared to approximately €15.3 million for the year ended December 31, 2024, of which €4.1 million (2024: €15.3 million) was attributable to owners of the Company. Other comprehensive loss was approximately €2.3 million for the year ended December 31, 2025 (2024: nil) and comprises exchange differences on translating foreign operations, principally our U.S. dollar-denominated investment in QIND, including the goodwill and fair value adjustments arising on its acquisition, reflecting the weakening of the U.S. dollar against the euro during 2025. Total comprehensive loss for the year ended December 31, 2025 was approximately €7.3 million, of which a loss of €5.8 million was attributable to owners of the Company and a loss of €1.5 million to non-controlling interests.

Comparison of the Years Ended December 31, 2024 and 2023

For a discussion comparing our consolidated statement of (loss)/profit and other comprehensive (loss)/ income for the years ended December 31, 2024 and 2023, see Item 5.A. “Operating Results” in our Annual Report on Form 20-F for the year ended December 31, 2024.

5.B. Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately €0.575 million. As of December 31, 2025, we also had total liabilities of €15.3 million (as restated), including liabilities, excluding deferred tax, of approximately €13.6 million. To date, we have financed our operations primarily through income generated from shares issued for cash, grants, and loans.

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

ATM Offerings

During the year ended December 31, 2025, the Company sold 347,283 Class A Ordinary Shares in connection with an “at the market offering” (as defined in Item 10.C. “Material Contracts – At The Market Offering Agreement”) for net proceeds of $2.71 million (€2.31 million), after placement fees deducted at settlement, and reimbursed $0.06 million (€0.05 million) of related legal expenses to H.C. Wainwright & Co., LLC (“Wainwright”) as part of these sales.

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

Conversion of January 2025 Notes and March 2025 Notes

On July 22, 2025, the holders of the January 2025 Notes and the March 2025 Notes submitted conversion notices to convert the entire aggregate outstanding balance of $2,531,259 into an aggregate of 545,714 Class A Ordinary Shares at a conversion price per share of $4.65. The conversion price per share was based on the investors’ interpretation of the application of a conversion price adjustment provision in the January 2025 Notes and the March 2025 Notes to the Company’s one-for-35 share consolidation of the Class A Ordinary Shares, which became legally effective at 5:00 PM Eastern Time on July 11, 2025. Pursuant to such conversion notices, the Company issued an aggregate of 492,714 Class A Ordinary Shares, and held 53,000 Class A Ordinary Shares in abeyance pending the filing of a prospectus supplement to the Company’s prospectus dated June 12, 2025 relating to the offer and sale of the Class A Ordinary Shares underlying the January 2025 Notes and the March 2025 Notes (Registration No. 333-286198) to reflect the purchase of one of the January 2025 Notes from one of the January 2025 Investors by another January 2025 Investor.

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

Capital Expenditures

During the years ended December 31, 2025 and 2024, the Company made approximately €0.3 million and approximately €0.01 million, respectively, in capital expenditures. We did not have any contractual obligations for capital expenditures as of December 31, 2025.

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

Compensation Recovery Analysis

As a result of the correction of errors in the Company’s financial statements for the fiscal year ended December 31, 2024, which required the Company to prepare an accounting restatement of its financial statements, the Board of Directors conducted a recovery analysis of Incentive Compensation (as defined in the Company’s Clawback Policy) received by the Company’s current and former executive officers who are Covered Executives (as defined in the Clawback Policy) during the three completed fiscal years immediately preceding the date on which the Company was required to prepare such accounting restatement, as contemplated by Rule 10D-1 under the Exchange Act, and in accordance with the Clawback Policy. Based on this analysis, no recovery of Incentive Compensation from the Company’s Covered Executives is required, as the financial statement adjustments for the fiscal year ended December 31, 2024 did not impact any financial reporting measure used to determine Incentive Compensation during such period, and thus there was no erroneously awarded Incentive Compensation subject to recovery.

In connection with the restatement of the Company’s consolidated financial statements for the fiscal year ended December 31, 2025 described in the Explanatory Note to this Annual Report, the Board of Directors conducted a recovery analysis of Incentive Compensation received by the Company’s current and former Covered Executives during the three completed fiscal years immediately preceding the date on which the Company was required to prepare such accounting restatement, as contemplated by Rule 10D-1 under the Exchange Act and in accordance with the Clawback Policy. Based on this analysis, no recovery of Incentive Compensation from the Company’s Covered Executives is required, as none of the Incentive Compensation received during that period was granted, earned or vested based wholly or in part on the attainment of a financial reporting measure affected by the restatement, and accordingly there was no erroneously awarded Incentive Compensation subject to recovery.

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

Impairment of goodwill - We test goodwill for impairment at least annually, which requires estimating the recoverable amount of the relevant cash-generating unit, including assumptions on future cash flows, growth rates and discount rates. As of December 31, 2025, the recoverable amount of the LPG Distribution & Engineering cash-generating unit was below its carrying amount and an impairment loss of €1.1 million was recognized (as restated).

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

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

On September 25, 2026, the Audit Committee of the Board of Directors concluded that the Company’s previously issued consolidated financial statements for the fiscal year ended December 31, 2025 should no longer be relied upon and should be restated. As a result of that restatement, the Board of Directors conducted a recovery analysis of Incentive Compensation (as defined in the Company’s Clawback Policy). The analysis covered Incentive Compensation received by the Company’s current and former executive officers who are Covered Executives (as defined in the Clawback Policy) during the three completed fiscal years immediately preceding the date on which the Company was required to prepare the accounting restatement, as contemplated by Rule 10D-1 under the Exchange Act and in accordance with the Clawback Policy. Based on this analysis, no recovery of Incentive Compensation from the Company’s Covered Executives is required. No Incentive Compensation received by the Covered Executives during such period was granted, earned or vested based wholly or in part on the attainment of a financial reporting measure, and thus there was no erroneously awarded Incentive Compensation subject to recovery. There was no outstanding balance of erroneously awarded compensation as of December 31, 2025 from the application of the Clawback Policy to any prior restatement.

As a result of the correction of errors in the Company’s consolidated financial statements for the fiscal year ended December 31, 2024, which required the Company to prepare an accounting restatement, the Board of Directors also conducted a recovery analysis of Incentive Compensation in respect of that restatement. That analysis concluded that no recovery was required, as described under Item 5.B. “Liquidity and Capital Resources – Compensation Recovery Analysis.”

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

Loan Agreements with Ilustrato Pictures International, Inc.

In connection with the ongoing relationship between the Company and Ilustrato under the QIND Purchase Agreement, and in consideration of Ilustrato’s agreement, among other things, to extend certain performance deadlines thereunder, the Company has entered into three loan agreements with Ilustrato (collectively, the “Loan Agreements”), the material terms of which are described below.

December 2025 Loan Agreement

On December 24, 2025, the Company, as lender, entered into a Loan Agreement (the “December 2025 Loan Agreement”) with Ilustrato, as borrower, pursuant to which the Company agreed to lend Ilustrato an aggregate principal amount of $100,000, interest-free and unsecured, for general working capital purposes. In consideration for the loan, Ilustrato agreed to extend the Extended Purchaser Meeting Deadline to March 31, 2026, and to procure that the other Sellers agree to such extension. The loan is repayable in full on the earliest of: (a) the first anniversary of the date of the December 2025 Loan Agreement; (b) conversion of any preferred shares in the Company held by Ilustrato into ordinary shares; or (c) Ilustrato ceasing to hold any shares in the Company. At the Company’s option and subject to applicable law, the loan may be repaid by cancellation of shares in the Company held by Ilustrato having a value equivalent to the outstanding loan amount. The December 2025 Loan Agreement contains customary events of default, including non-payment (subject to a 10 business day cure period), breach of agreement, misrepresentation, and insolvency events, upon the occurrence of which the Company may accelerate repayment of the outstanding balance. The December 2025 Loan Agreement is governed by the laws of Ireland.

February 2026 Loan Agreement

On February 16, 2026, the Company entered into a second Loan Agreement (the “February 2026 Loan Agreement”) with Ilustrato, pursuant to which the Company agreed to lend Ilustrato an aggregate principal amount of $240,000, interest-free and unsecured, for general working capital purposes. The consideration and repayment terms of the February 2026 Loan Agreement are substantially the same as those of the December 2025 Loan Agreement, including the extension of the Extended Purchaser Meeting Deadline to March 31, 2026 as consideration, repayment on the earliest of the first anniversary of the agreement, conversion of preferred shares, or Ilustrato ceasing to hold shares in the Company, and the Company’s option to satisfy repayment by cancellation of shares. The February 2026 Loan Agreement contains the same customary events of default as under the December 2025 Loan Agreement and is governed by the laws of Ireland.

March 2026 Loan Agreement

On March 26, 2026, the Company entered into a third Loan Agreement (the “March 2026 Loan Agreement”) with Ilustrato, pursuant to which the Company and Ilustrato agreed that certain payments totaling $100,000 made during February and March 2026 to entities related to Ilustrato (the “Ilustrato Related Payments”) constitute a loan subject to repayment by Ilustrato under the March 2026 Loan Agreement, separate from and in addition to the amounts owing under the February 2026 Loan Agreement. The March 2026 Loan Agreement is interest-free. In consideration for the March 2026 Loan Agreement, Ilustrato agreed to extend the Extended Purchaser Meeting Deadline to June 30, 2026 and to procure that the other Sellers agree to such extension. The March 2026 Loan Agreement further provides that this extension does not excuse the Company from meeting its obligations as soon as it is technically possible to do so and the Company does not have a matter of choice as to when it chooses to meet its stock purchase obligations, it must do so immediately that it is technically able to, that a further extension will not be granted, and that the Company must under no circumstances whatsoever intentionally delay the process and must do everything within its power to meet the stock purchase agreement obligations as soon as possible. The March 2026 Loan Agreement also recites that “[the Company] will continue to provide additional loans to [Ilustrato] from proceeds of capital raising activities [Ilustrato] executes as it did in both December 2025 and the first quarter of 2026.”

The March 2026 Loan Agreement provides that all amounts owed under the March 2026 Loan Agreement and the February 2026 Loan Agreement (the “Secured Obligations”) are secured by the preferred shares of the Company held by Ilustrato (the “Secured Shares”). The Company may impose restrictions on the transfer, conversion, or other disposal of a portion of the Secured Shares equal in value to the outstanding balance of the Secured Obligations. While any such share restriction is in effect, Ilustrato may not sell, transfer, convert, or encumber the Secured Shares without the prior written consent of the Company, and the Company may note the restriction on its register of members and instruct its transfer agents to refuse transfers of the Secured Shares. The Secured Shares will be released from these restrictions to the extent of the payment or discharge of the Secured Obligations.

The repayment terms of the March 2026 Loan Agreement are substantially the same as those of the prior Loan Agreements, including repayment on the earliest of the first anniversary of the March 2026 Loan Agreement, conversion of preferred shares, or Ilustrato ceasing to hold shares in the Company, and the Company’s option to satisfy repayment by cancellation of shares. The March 2026 Loan Agreement contains the same customary events of default and is governed by the laws of Ireland.

As of May 7, 2026, Ilustrato and the Company agreed that advances totaling $200,000 would be made under the Loan Agreements. Specifically, at the direction of Ilustrato, the Company advanced $50,000 directly to Ilustrato in December 2025, and $150,000 to another entity designated by Ilustrato (consisting of payments of $50,000, $10,000, $65,000, and $25,000 in December 2025, February 2026, February 2026, and March 2026, respectively).

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

8.B. Significant Changes

Except for the events described in Item 5.A. “Operating Results – Recent Developments”, in Note 30 “Subsequent events” to our consolidated financial statements or as disclosed elsewhere in this Annual Report, no significant change has occurred since the date of our consolidated financial statements filed as part of this Annual Report.

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

10.C. Material Contracts

Loan Agreements with Ilustrato Pictures International, Inc.

The information under Item 7.B. “Related Party Transactions – Loan Agreements with Ilustrato Pictures International, Inc.” is incorporated by reference herein.

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

Our management identified a material weakness in our internal control over financial reporting primarily related to insufficient accounting staffing and a resulting lack of segregation of duties within our finance function. Throughout 2025 our finance team consisted of our Accounting Director, our interim Chief Financial Officer, and a Finance Director who departed in January 2026, meaning that preparation and review of journal entries, account reconciliations, and key management review controls over the financial close were concentrated among too few individuals. This material weakness resulted in the restatement of the Company’s consolidated financial statements for the year ended December 31, 2025.

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

ITEM 18. FINANCIAL STATEMENTS

Our audited financial statements begin on p. F-1 of this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with IFRS.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Constitution of Fusion Fuel Green (incorporated by reference to Exhibit 1.1 to Report on Form 6-K filed on July 10, 2025)
1.2	Certificate of Designation of Preferences, Benefits and Limitations of Series A Convertible Preferred Shares of Fusion Fuel Green PLC (incorporated by reference to Exhibit 1.2 to Annual Report on Form 20-F filed on May 9, 2025)
2.1	Specimen Class A Ordinary Share Certificate of Fusion Fuel Green PLC (incorporated by reference to Exhibit 4.1 to Registration Statement on Form F-4/A filed on October 9, 2020)
2.2	Specimen Warrant Certificate of Fusion Fuel Green PLC (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-4/A filed on October 9, 2020)
2.3	Novation Agreement between HL Acquisitions Corp., Fusion Fuel Green PLC, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3.1 to Shell Company Report on Form 20-F filed on December 17, 2020)
2.4	Form of Placement Note (incorporated by reference to Exhibit 4.1 to Report on Form 6-K filed on November 27, 2023)
2.5	Form of Placement Warrant (incorporated by reference to Exhibit 4.2 to Report on Form 6-K filed on November 27, 2023)
2.6	Placement Note (incorporated by reference to Exhibit 99.1 to Report on Form 6-K filed on May 8, 2024)
2.7	Placement Warrant (incorporated by reference to Exhibit 99.2 to Report on Form 6-K filed on May 8, 2024)
2.8	Form of Senior Convertible Note (incorporated by reference to Exhibit 4.1 to Report on Form 6-K filed on January 13, 2025)
2.9	Form of Warrant To Purchase Ordinary Shares (incorporated by reference to Exhibit 4.2 to Report on Form 6-K filed on January 13, 2025)
2.10	Form of Senior Convertible Note (incorporated by reference to Exhibit 4.1 to Report on Form 6-K filed on March 3, 2025)
2.11	Form of Warrant To Purchase Ordinary Shares (incorporated by reference to Exhibit 4.2 to Report on Form 6-K filed on March 3, 2025)
2.12	Form of Pre-Funded Ordinary Shares Purchase Warrant issuable pursuant to the Securities Purchase Agreement, dated as of July 22, 2025, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 4.1 to Report on Form 6-K filed on July 23, 2025)
2.13	Form of Ordinary Shares Purchase Warrant issuable pursuant to the Securities Purchase Agreement, dated as of July 22, 2025, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 4.2 to Report on Form 6-K filed on July 23, 2025)
2.14	Form of Ordinary Shares Purchase Warrant issuable pursuant to the Securities Purchase Agreement, dated as of July 22, 2025, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 4.3 to Report on Form 6-K filed on July 23, 2025)
2.15	Form of Ordinary Shares Purchase Warrants pursuant to the Notes Redemption, Warrants Cancellation and Exchange, Limited Waiver, Consent and Release Agreement, dated as of July 22, 2025, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 4.4 to Report on Form 6-K filed on July 23, 2025)
2.16	Form of Pre-Funded Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 4.1 to Report on Form 6-K filed on December 5, 2025)

2.17	Form of Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 4.2 to Report on Form 6-K filed on December 5, 2025)
2.18	Form of Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 4.3 to Report on Form 6-K filed on December 5, 2025)
2.19	Class A Ordinary Share Purchase Warrant issued on December 31, 2025 (incorporated by reference to Exhibit 4.1 to Report on Form 6-K filed on January 8, 2026)
2.20	Form of Pre-Funded Ordinary Shares Purchase Warrant issuable pursuant to the Mineral & Element Advisory Agreement, dated as of February 12, 2026, between Fusion Fuel Green PLC and the other party signatory thereto (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K filed on February 18, 2026)
2.21	Form of Pre-Funded Ordinary Shares Purchase Warrant issuable pursuant to the Securities Purchase Agreement, dated as of February 14, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 4.2 to the Report on Form 6-K filed on February 18, 2026)
2.22	Form of Ordinary Shares Purchase Warrant issuable pursuant to the Securities Purchase Agreement, dated as of February 14, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 4.3 to the Report on Form 6-K filed on February 18, 2026)
2.23	Form of Ordinary Shares Purchase Warrant issuable pursuant to the Securities Purchase Agreement, dated as of February 14, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 4.4 to the Report on Form 6-K filed on February 18, 2026)
2.24	Form of Pre-Funded Ordinary Shares Purchase Warrant issuable pursuant to the Share Exchange Agreement, dated as of February 18, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K filed on February 18, 2026)
2.25	Description of Securities (incorporated by reference to Exhibit 2.25 to the Annual Report on Form 20-F filed on May 7, 2026)
4.1	Form of Indemnification Agreement with Fusion Fuel Green PLC Directors and Executive Officers (incorporated by reference to Exhibit 10.1 to Registration Statement on Form F-4/A filed on November 5, 2020)
4.2	Special Eligibility Agreement for Securities, dated as of December 10, 2020, among the Depository Trust Company, Cede & Co., National Securities Clearing Corporation, Fusion Fuel Green PLC, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.10 to Registration Statement on Form F-4/A filed on November 5, 2020)
4.3	Form of Securities Subscription Agreement between the Fusion Fuel Green PLC and certain investors, dated as of November 21, 2023 (incorporated by reference to Exhibit 10.1 to Report on Form 6-K filed on November 27, 2023)
4.4	Form of Registration Rights Agreement between Fusion Fuel Green PLC and certain investors, dated as of November 21, 2023 (incorporated by reference to Exhibit 10.2 to Report on Form 6-K filed on November 27, 2023)
4.5	Subscription Agreement between Fusion Fuel Green PLC and Hydrogenial S.A., dated as of August 28, 2024 (incorporated by reference to Exhibit 4.6 to Annual Report on Form 20-F filed on May 9, 2025)
4.6	Amendment to Subscription Agreement between Fusion Fuel Green PLC and Hydrogenial S.A., dated as of October 9, 2024 (incorporated by reference to Exhibit 4.7 to Annual Report on Form 20-F filed on May 9, 2025)
4.7	Stock Purchase Agreement, dated as of November 18, 2024, among Fusion Fuel Green PLC, Quality Industrial Corp., Ilustrato Pictures International, Inc., and certain stockholders of Quality Industrial Corp. (incorporated by reference to Exhibit 2.1 to Report on Form 6-K filed on March 10, 2025)
4.8	Form of Lock-Up Agreement among Fusion Fuel Green PLC, Quality Industrial Corp., and certain other persons (incorporated by reference to Exhibit 10.1 to Report on Form 6-K filed on November 27, 2024)
4.9	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Report on Form 6-K filed on January 13, 2025)
4.10	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Report on Form 6-K filed on January 13, 2025)
4.11	Form of Ordinary Shares Purchase Agreement (incorporated by reference to Exhibit 10.1 to Report on Form 6-K filed on January 13, 2025)
4.12	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Report on Form 6-K filed on January 13, 2025)
4.13	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Report on Form 6-K filed on March 3, 2025)
4.14	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Report on Form 6-K filed on March 3, 2025)

4.15	Limited Waiver and Consent, dated as of March 17, 2025, between Fusion Fuel Green PLC and Keystone Capital Partners, LLC (incorporated by reference to Exhibit 4.6 to Registration Statement on Form F-3 filed on March 28, 2025)
4.16	Form of [Amended and Restated] Limited Waiver, dated as of March 26, 2025, between Fusion Fuel Green PLC and the investor signatory thereto (incorporated by reference to Exhibit 4.12 to Registration Statement on Form F-3 filed on March 28, 2025)
4.17	Share Purchase Agreement, dated March 27, 2024, between Quality Industrial Corp. and Al Shola Al Modea Distribution LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Quality Industrial Corp. on April 2, 2024)
4.18	Amendment Agreement in respect of Share Purchase Agreement, dated as of April 8, 2025, among Quality Industrial Corp., Al Shola Al Modea Distribution LLC, Safir Ahammed, and Mohamed Hilal Saeed Muroushad Almheiri (incorporated by reference to Exhibit 2.8 to the Annual Report on Form 10-K filed by Quality Industrial Corp. on April 28, 2025)
4.19	Loan Agreement, dated as of September 20, 2024, between Quality Industrial Corp. and J.J. Astor & Co. (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by Quality Industrial Corp. on November 19, 2024)
4.20	Tenancy Contract Information Registration Certificate (Sub-Lease), dated March 28, 2024, among Dubai Real Estate Corporation, Al Tatweer Contracting (L.L.C.) and Al Shola Al Modea Gas Distribution (L.L.C.) (incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K filed by Quality Industrial Corp. on April 8, 2024)
4.21	At The Market Offering Agreement, dated as of May 16, 2025, between Fusion Fuel Green PLC and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on May 16, 2025)
4.22	Letter Agreement, dated July 11, 2025, among Fusion Fuel Green PLC, Continental Stock Transfer & Trust Company, The Depository Trust Company, Cede & Co., and National Securities Clearing Corporation (incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F filed on May 7, 2026)
4.23	Form of Securities Purchase Agreement, dated as of July 22, 2025, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on July 23, 2025)
4.24	Form of Notes Redemption, Warrants Cancellation and Exchange, Limited Waiver, Consent and Release Agreement, dated as of July 22, 2025, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K filed on July 23, 2025)
4.25	Stock Purchase Agreement, dated as of August 1, 2025, between Fusion Fuel Green PLC and Quality Industrial Corp. (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on August 5, 2025)
4.26	Fusion Fuel Green PLC 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 filed on August 6, 2021)
4.27	Amendment No. 1 to Fusion Fuel Green PLC 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on October 14, 2025)
4.28	Subscription and Shareholders Agreement, dated as of October 16, 2025, among the Fusion Fuel Green PLC, Alien Fuel Proprietary Limited, and Biosteam Energy (Proprietary) Limited (incorporated by reference to Exhibit 4.28 to the Annual Report on Form 20-F filed on May 7, 2026)
4.29	Form of Warrants Cancellation and Exchange Agreement, dated as of December 5, 2025, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on December 5, 2025)
4.30	Supplement to Engagement Letter, dated as of December 31, 2025, between Bevilacqua PLLC and Fusion Fuel Green PLC (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on January 8, 2026)
4.31	Form of Mineral & Element Advisory Agreement, dated as of February 12, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on February 18, 2026)
4.32	Form of Securities Purchase Agreement, dated as of February 14, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K filed on February 18, 2026)
4.33	Form of Share Exchange Agreement, dated as of February 18, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on February 18, 2026)
4.34	Letter Agreement, dated as of February 24, 2025, between Fusion Fuel Green PLC and Luisa Ingargiola (incorporated by reference to Exhibit 4.34 to the Annual Report on Form 20-F filed on May 7, 2026)
4.35	Letter Agreement, dated as of November 6, 2025, between Fusion Fuel Green PLC and Pierce Crosby (incorporated by reference to Exhibit 4.35 to the Annual Report on Form 20-F filed on May 7, 2026)
4.36	Letter Agreement, dated as of November 6, 2025, between Fusion Fuel Green PLC and Steven Gold (incorporated by reference to Exhibit 4.36 to the Annual Report on Form 20-F filed on May 7, 2026)
4.37	Letter Agreement, dated as of March 17, 2026, between Fusion Fuel Green PLC and James Passin (incorporated by reference to Exhibit 4.37 to the Annual Report on Form 20-F filed on May 7, 2026)

4.38	Convertible Promissory Note, dated August 3, 2022, issued by Quality Industrial Corp. (f/k/a Wikisoft Corp.) to RB Capital Partners Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Quality Industrial Corp. with the SEC on August 9, 2022)
4.39	Convertible Promissory Note, dated March 17, 2023, issued by Quality Industrial Corp. to RB Capital Partners Inc. (incorporated by reference to Exhibit 4.3 of the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2023)
4.40	Convertible Promissory Note, dated May 23, 2023, issued by Quality Industrial Corp. to Jefferson Street Capital LLC (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed by Quality Industrial Corp. with the SEC on August 10, 2023)
4.41	Convertible Promissory Note, dated June 16, 2023, issued by Quality Industrial Corp. to Sky Holdings Ltd (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q filed by Quality Industrial Corp. with the SEC on August 10, 2023)
4.42	Convertible Promissory Note, dated December 20, 2023, issued by Quality Industrial Corp. to Sean Levi (incorporated by reference to Exhibit 4.17 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on April 8, 2024)
4.43	Convertible Promissory Note, dated February 6, 2024, issued by Quality Industrial Corp. to Exchange Listing, LLC (incorporated by reference to Exhibit 4.18 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on April 8, 2024)
4.44	Convertible Promissory Note, dated May 21, 2024, issued by Quality Industrial Corp. to Jefferson Street Capital LLC, with Ilustrato Pictures International Inc. as guarantor (incorporated by reference to Exhibit 4.3 to the Quarterly Report on Form 10-Q filed by Quality Industrial Corp. with the SEC on August 19, 2024)
4.45	Addendum, dated May 16, 2024, Amending Convertible Promissory Note, dated June 16, 2023, issued by Quality Industrial Corp. to Sky Holdings Ltd (incorporated by reference to Exhibit 4.4 to the Quarterly Report on Form 10-Q filed by Quality Industrial Corp. with the SEC on August 19, 2024)
4.46	Senior Secured Note, dated September 20, 2024, issued by Quality Industrial Corp. to J.J. Astor & Co. (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
4.47	Short-Term Loan Agreement, dated July 27, 2023, with Mahavir Investments Limited (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form S-1/A filed by Quality Industrial Corp. with the SEC on December 7, 2023)
4.48	Securities Purchase Agreement, dated May 21, 2024, among Quality Industrial Corp., Ilustrato Pictures International Inc., and Jefferson Street Capital LLC (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Quality Industrial Corp. with the SEC on August 19, 2024)
4.49	Guarantee & Indemnity Agreement dated as of August 21, 2023, by and between Quality Industrial Corp., Ilustrato Pictures International Inc., Quality International Co Ltd FZC, Mr. Saseendran Kodapully Ramakrishnan and Artelliq Software Trading (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Quality Industrial Corp. with the SEC on August 25, 2023)
4.50	Loan Agreement, dated September 20, 2024, between J.J. Astor & Co. and Quality Industrial Corp. (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by Quality Industrial Corp. with the SEC on November 19, 2024)
4.51	Subsidiary Guarantee, dated as of September 20, 2024 (incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
4.52	Subsidiary Guarantee, dated as of September 20, 2024, between Al Shola Al Modea Gas Distribution L.L.C. and Quality Industrial Corp. (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
4.53	Pledge and Security Agreement, dated as of September 20, 2024, among Al Shola Al Modea Gas Distribution L.L.C., Quality Industrial Corp. and J.J. Astor & Co. (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
4.54	Covenant Compliance Guaranty Agreement, dated as of September 20, 2024, by John-Paul Backwell (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
4.55	Renewal Contract, dated May 10, 2025, between Al Shola Al Modea Gas Distribution L.L.C. and Dubai International Real Estate (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
4.56	Digital Lease Contract No. 9877, dated May 7, 2025, between Dubai Real Estate Corporation and Al Shola Al Modea Gas Distribution LLC (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
4.57	Digital Lease Contract No. 1735, dated March 18, 2025, between Dubai Real Estate Corporation and Al Shola Al Modea Gas Distribution LLC (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
4.58	Tenancy Contract Information Registration Certificate (Sub-Lease) among Dubai Real Estate Corporation, Al Tatweer Contracting L.L.C., and Al Shola Al Modea Gas Distribution L.L.C. (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
4.59	Digital Lease Contract No. 8421, dated August 7, 2025, between Dubai Real Estate Corporation and Al Shola Al Modea Gas Distribution LLC (incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
4.60	Sub-Lease Agreement, dated January 7, 2026, between Breeze Business Center L.L.C. and Al Shola Al Modea Gas Distribution L.L.C. (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
4.61	Intercompany Loan Agreement, dated as of June 15, 2022, between Ilustrato Pictures International Inc. and Quality Industrial Corp. (f/k/a WikiSoft Corp.) (incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K filed by Quality Industrial Corp. with the SEC on March 31, 2026)
4.62*	Loan Agreement, dated December 24, 2025, between Fusion Fuel Green PLC and Ilustrato Pictures International Inc.
4.63*	Loan Agreement, dated February 16, 2026, between Fusion Fuel Green PLC and Ilustrato Pictures International Inc.
4.64*	Loan Agreement, dated March 26, 2026, between Fusion Fuel Green PLC and Ilustrato Pictures International Inc.
8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F filed on May 7, 2026)
11.1	Amended and Restated Insider Trading Policy of Fusion Fuel Green PLC (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed on May 7, 2026)
12.1*	Certifications of the Chief Executive Officer (Principal Executive Officer) and Interim Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certifications of the Chief Executive Officer and Interim Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15.1*	Consent of Bush & Associates CPA LLC
15.2*	Consent of KPMG
97.1	Fusion Fuel Green PLC Clawback Policy (incorporated by reference to Exhibit 97.1 to Annual Report on Form 20-F filed on April 30, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FUSION FUEL GREEN PLC

Date:	October 6, 2026	By:	/s/ Frederico Figueira de Chaves
		Name:	Frederico Figueira de Chaves
		Title:	Chief Executive Officer, Interim Chief Financial Officer, and Chief Strategy Officer

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

Restatement of 2025 Financial Statements

As discussed in Note 5 to the financial statements, the 2025 financial statements have been restated to correct misstatements.

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

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred recurring losses, has negative operating cash flows, and remains dependent on external financing, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Henderson, Nevada, May 7, 2026, except for the effects of the restatement described in Note 5 and the subsequent events described in Note 30, as to which the date is October 6, 2026

PCAOB ID Number 6797

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

Dublin, Ireland

April 30, 2024

Consolidated statement of financial position

		As at December 31	As at December 31	As at January 1
	Note	2025 (Restated)	2024 (Restated)	2024
		€’000	€’000	€’000
Non-current assets
Property, plant and equipment	14	1,233	307	24,776
Intangible assets	15	19,296	23,958	5,076
Goodwill	16	4,859	6,602	-
Long-term deposits		255	-	-
Other assets		-	-	1,176
Total non current assets		25,643	30,867	31,028

Current assets
Assets held for sale		-	-	833
Prepayments and other receivables	17	5,047	3,059	4,919
Inventory	18	171	1,191	3,672
Deposits and advances	19	520	748	-
Income accruals		-	-	-
Cash and cash equivalents	20	575	214	1,147
Contract assets		-	-	752
Other Current Assets		114	-	-
Total current assets		6,427	5,211	11,323

Total assets		32,070	36,078	42,351

Non-current liabilities
Trade and other payables - Leases	21	281	155	9,958
Other payables - long-term	22	2,866	6,458
Deferred income		-	-	9,299
Total non-current liabilities		3,147	6,614	19,257

Current liabilities
Trade and other payables	23	8,829	10,180	15,312
Provisions		-	-	609
Deferred Income		321	-	587
Cost accruals		1,098	1,241	1,764
Derivative financial instruments	24	181	870	765
Loans and borrowings	25	1,757	1,938	1,326
Total current liabilities		12,186	14,228	20,363

Net Assets		16,737	15,236	2,731

Equity
Share capital - preferred		-	0	-
Share capital		9	3	2
Share premium		242,004	242,255	220,157
Share based payments reserve		8,492	6,940	5,365
Other equity reserve		4,995	24	-
Foreign currency translation reserve		(1,647)	-	-
Retained earnings		(242,227)	(237,985)	(222,793)
Noncontrolling interest		5,111	3,999	-
Total equity		16,737	15,236	2,731

The accompanying notes form an integral part of the consolidated financial statements.

The consolidated statement of financial position as at 31 December 2025 has been restated. The Group has restated its consolidated statement of financial position as at 31 December 2024. The restatement has no impact on the opening statement of financial position as at 1 January 2024. See Note 5 for further details.

Consolidated statement of (loss)/profit and other comprehensive (loss)/ income

		For the years ended December 31
	Note	2025 restated	2024 restated	2023
		€’000	€’000	€’000
Revenue	7	14,415	1,605	4,144
Cost of sales	8	(10,235)	(1,168)	(20,088)
Gross profit (loss)		4,180	437	(15,944)

Operating expenses
Other income		1,358	881	199
Administration expenses	9	(11,696)	(16,460)	(15,835)
Research and development expense		-	-	(1,925)
Share-based payment (expense)/ credit	10	(1,562)	(2,189)	(1,393)
Impairment expense	16	(1,062)	-	(2,165)
Operating loss		(8,782)	(17,330)	(37,063)

Net finance income
Finance income	11	(883)	293	51
Interest payable and similar expense	11	(24)	(525)	58
Finance costs		-	-	(544)
Derivative financial instruments at FVTPL	11	3,392	462	6,886
Net finance income/ (costs)		2,485	230	6,451

Share of losses of equity-accounted investees		-	-	(245)
Exceptional items:
Profit / (loss) on deconsolidation due to insolvency	12	1,225	1,846

(Loss) / profit before tax		(5,072)	(15,254)	(30,857)

Income tax credit / (expense)	13	92	(25)	(159)

(Loss) / profit for the year		(4,980)	(15,279)	(31,016)

Other comprehensive (loss) / income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(2,289)	-	-
Total comprehensive (loss) / income for the year		(7,269)	(15,279)	(31,016)

Less: net (income) / loss attributable to non controlling interest		874	(54)	-

Net income / (loss) attributable to HTOO stockholders		(4,106)	(15,333)

Less: total comprehensive (income) / loss attributable to non controlling interest		1,516	(54)	-

Total comprehensive (loss) / income attributable to HTOO stockholders		(5,753)	(15,333)

Basic (loss)/ earnings per share		(3.07)	(29.05)	(74.11)

Diluted (loss)/ earnings per share		(3.07)	(29.05)	(74.11)

The accompanying notes form an integral part of the consolidated financial statements.

The amounts for the year ended 31 December 2025 have been restated. Certain comparative amounts for the year ended 31 December 2024 have been restated. Refer to Note 5 for further details.

Consolidated statement of changes in equity

For the year ended December 31, 2025

The amounts for the year ended 31 December 2025 have been restated. Certain comparative amounts for the year ended 31 December 2024 have been restated. Refer to Note 5 for further details.

	Number of shares outstanding		Share capital		Share premium	Minority Interest	Share based payments reserve	Convertible note reserve	Foreign currency translation reserve	Retained earnings	Total
	Ord	Preferred	Ord	Preferred
	#	#	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Balance at 1 January 2024	14,919,017	-	2	-	220,157	-	5,365	-	-	(222,793)	2,731
Gain / (loss) during the year	-	-	-	-	-	54	-	-	-	(15,334)	(15,279)
Other comprehensive income	-	-	-	-	-	(0)	-	-	-	-	(0)
Total comprehensive income for the year	-	-	-	-	-	54	-	-	-	(15,334)	(15,279)
Issue of Share Capital:											-
Equity incentive plan	107,500	-	0	-	615	-	-	-	-	-	615
ATM - share sales	2,345,452	-	1	-	5,941	-	-	-	-	-	5,942
Macquarie convertible note	1,732,430	-	0	-	916	-	-	-	-	-	916
Share issuance at QIND merger	3,818,969	4,171,327	0	0	14,626	-	-	-	-	-	14,626
Share Based Payments:											-
Share Based Payments	-	-	-	-	-	-	(615)	-	-	-	(615)
Equity Settled share based compensation	-	-	-	-	-	-	2,189	-	-	-	2,189
Minority Interest:											-
Minority interest - Initial recognition	-	-	-	-	-	3,945	-	-	-	142	4,088
Other reserves:											-
Convertible note reserve	-	-	-	-	-	-	-	24	-	-	24
Balance at 31 December 2024	22,923,368	4,171,327	3	0	242,255	3,999	6,939	24	-	(237,985)	15,237

Balance at 1 January 2025	654,953	4,171,327	3	0	242,255	3,999	6,939	24	-	(237,985)	15,237
Gain / (loss) during the year	-	-	-	-	-	(874)	-	-	-	(4,106)	(4,980)
Other comprehensive income	-	-	-	-	-	(642)	-	-	(1,647)	-	(2,289)
Total comprehensive income for the year	-	-	-	-	-	(1,516)	-	-	(1,647)	(4,106)	(7,269)
Issue of Share Capital:											-
Commitment shares	13,890	-	0	-	306	-	-	-	-	-	306
Macquarie conversions	98,046	-	0	-	574	-	-	-	-	-	574
Reverse split rounding	63,333	-	0	-	-	-	-	-	-	-	-
Keystone note conversion	492,715	-	2	-	1,936	-	-	-	-	-	1,938
July PIPE issuance & exercise	335,898	-	1		267	-	-	-	-	-	268
Exchange warrants	-	-	-		(961)	-	-	961	-	-	-
ATM - share sales	347,283	-	1		2,313	-	-	-	-	-	2,314
December PIPE reprice & exercise	274,887	-	1		(4,839)	-	-	5,458	-	-	620
Service warrants	7,286	-	0		137	-	35	-	-	-	172
QIND preference stock conversion to common stock	-	-	-		-	2,229	-	(1,813)	-	-	416
Share Based Payments:											-
Share Based Payments	-	-	-	-	16	-	(16)	-	-	-	-
Equity Settled share based compensation	-	-	-	-	-	-	1,534	-	-	-	1,534
Minority Interest:											-
Minority interest - remeasurement	-	-	-	-	-	399	-	-	-	-	399
Other reserves:											-
Convertible note reserve								(49)	-	(136)	(185)
Legacy equity reserve								413			413
Balance at 31 December 2025 (restated)	2,288,291	4,171,327	9	-	242,004	5,111	8,492	4,995	(1,647)	(242,227)	16,737

* Balances with less than 1

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated statement of cash flows

	For the twelve months ended December 31,
	2025 (Restated)	2024	2023
	€’000	€’000	€’000
Cash flows from operating activities
Net loss for the 12 months	(4,980)	(15,279)	(31,016)
Adjusted for:
Equity settled share based payments	1,562	2,189	1,393
Fair value movement in derivative financial instruments-warrants	(3,392)	(627)	(6,886)
Depreciation and amortisation	2,425	2,631	2,537
Finance (costs) / income	908	471	(115)
Share of losses of equity-accounted investee	-	-	245
Onerous contract provision	-	-	(7,794)
Impairment losses on assets	1,062	268	5,482
Administration expenses: Loss/gain on sale of tangible assets	(195)	4
Impairment on inventory	-	2,200	13,936
Impairment on revenue	-	1,031
Stock issued for Services	(137)	-	205
Corporate Income Tax Expense	18	25	-
Commitment fees	-	-	-
Other income	(1,755)	(833)	-
Discount on convertible Notes	82	18	-
Profit / (loss) on deconsolidation due to insolvency	(1,225)	(1,846)	-
	(5,627)	(9,748)	(22,013)
Changes in working capital		-
(Increase)/decrease in receivables	(2,099)	1,270	2,816
(Increase)/decrease in inventories	518	(1,643)	(19)
(Decrease)/increase in payables and accruals	(901)	1,333	8,482
Interest paid	(172)	(314)	(549)
Taxes received	55	822	2,101
Net cash used in operating activities	(8,226)	(8,280)	(9,182)

Cash flows from investing activities			-
Purchase of tangible assets	(322)	(11)	(8,589)
Proceeds from sale of assets	718	772	439
Development expenditure	-	(142)	(629)
Purchase of intangible assets – other	-	(37)	(109)
Receipt of government grants	-	472	7,975
Payments to subsidiaries shareholders	(852)	-	-
Investment in equity-accounted investees			(245)
Cash derecognised on insolvency	-	(254)
Net cash used in investing activities	(456)	800	(1,158)

Cash flows from financing activities
Proceeds from issuance of shares	2,323	5,942	3,001
Convertible note repayments	198	-	-
Proceeds from PIPE issuance	1,565
Proceeds from loans and borrowings	1,013	1,270	1,326
Payment of lease liabilities	(184)	(752)	(1,291)
Payments to subsidiaries	-	-
Shareholder loan (repayment) / proceeds	3,962	-	38
Net cash from financing activities	8,877	6,459	3,074

Net increase/(decrease) in cash and cash equivalents	195	(1,020)	(7,266)
Cash and cash equivalents at beginning of period	214	1,147	5,239
Cash and cash equivalents on consolidation with QIND	-	36
Transfer from restricted cash			2,925
Effects of movements in exchange rates on cash held	165	51	(38)
Cash and cash equivalents at end of period	575	214	860
Add restricted cash	-	-	287
Cash and cash equivalents at end of year including restricted cash	575	214	1,147

The accompanying notes form an integral part of these consolidated financial statements. The amounts for the year ended 31 December 2025 have been restated. Certain comparative amounts for the year ended 31 December 2024 have been restated. Refer to Note 5 for further details.

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

During the year ended December 31, 2025, the Parent sold 347,283 Class A ordinary shares for net proceeds of $2.71 million (€2.31 million), after placement fees deducted at settlement, and reimbursed $0.06 million (€0.05 million) of related legal expenses to the sales agent as part of these trades.

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

The year ended 31 December 2025 represented the first full year following the Group’s strategic repositioning. The Group reported a net loss attributable to owners of the parent of approximately €5.72 million (restated – refer to Note 5), a significant improvement from a net loss of approximately €15.3 million for the year ended 31 December 2024. This improvement reflects the elimination of losses from legacy hydrogen manufacturing operations, the consolidation of a full year of revenue from QIND and its subsidiary Al Shola Al Modea Gas Distribution LLC (“Al Shola Gas”), and a reduction in Group-level operating costs and legacy positions and as well as some restructuring expenses.

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

At 31 December 2025, the Group had net current liabilities of €5.8 million (2024 restated: €9.0 million), reflecting total current liabilities of €12.2 million against total current assets of €6.4 million. Net cash used in operating activities during 2025 was €8.2 million (2024: €8.3 million), equivalent to an average monthly cash outflow of approximately €0.7 million at Group level. Cash and cash equivalents at 31 December 2025 were €0.6 million (2024: €0.2 million). Notwithstanding the improvement in the net current liability position compared with the prior year, the Group’s existing cash resources are insufficient to fund operating and financing obligations over the next twelve months without additional funding.

Based on management’s cash flow projections for the period to 30 September 2027, the Group requires additional funding of approximately €2 million to meet its obligations as they fall due and to support its strategic initiatives, comprising principally: (i) parent company operating costs and corporate overheads; (ii) the settlement, refinancing or conversion of QIND’s outstanding matured convertible note obligations (refer below); and (iii) working capital funding for the operating subsidiaries, net of expected cash generation from Al Shola Gas. Management expects this funding to be sourced from a combination of the Group’s existing $25 million equity line of credit entered into in January 2025, continued use of its at-the-market programme, the proceeds of the February 2026 capital raise of approximately $2.6 million, cash generation from the newly acquired uranium and gas royalty portfolio from 2026 onwards, and additional debt or equity financing if required.

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

Since the consolidated financial statements were originally approved on 7 May 2026, the Company completed the acquisition of Royal Uranium Inc. on 21 July 2026, raised gross proceeds of approximately $1.5 million under the August 2026 private placement and agreed to settle part of the amounts owed to Bevilacqua PLLC in shares. On 10 July 2026, QIND entered into a forbearance agreement with RB Capital Partners, Inc. in respect of two of its matured convertible notes, extending their maturity to 1 March 2028 with repayment in 19 monthly instalments (refer to Note 30). The Directors have reassessed the going concern basis of preparation for a period of at least twelve months from the date of approval of these restated consolidated financial statements; the material uncertainty described above continues to apply. The restatement described in Note 5 is non-cash and does not affect the Group’s cash resources or cash flows.

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

Impairment of goodwill

The Group tests goodwill for impairment at least annually or more frequently where indicators of impairment exist. This requires management to estimate the recoverable amount of the relevant cash-generating unit, including assumptions relating to future cash flows, growth rates and discount rates. Changes in these assumptions could result in material adjustments to the carrying value of goodwill. At 31 December 2025, the recoverable amount of the LPG Distribution & Engineering cash-generating unit was below its carrying amount and an impairment loss of €1,060k was recognised (restated – refer to Notes 5 and 16).

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

5.	Restatement of previously issued financial statements

(A) Restatement of the consolidated financial statements for the year ended 31 December 2025 (IAS 8)

Following the issue of the consolidated financial statements for the year ended 31 December 2025 on 7 May 2026, errors were identified in the accounting for the Group’s investment in QIND, a foreign operation whose functional currency is the US dollar, and in the impairment testing of the related goodwill. The errors have been corrected by restating each affected line item of the consolidated financial statements for the year ended 31 December 2025 in accordance with IAS 8.42. The comparative information for the year ended 31 December 2024 and the statement of financial position at 1 January 2024 are not affected. The corrections are as follows:

(a) Impairment of goodwill (IAS 36)

The recoverable amount of the LPG Distribution & Engineering cash-generating unit (QIND and its subsidiary Al Shola Gas) at 31 December 2025 was below its carrying amount. An impairment loss of €1,060k, being the Group’s share of the impairment of the notionally grossed-up goodwill (IAS 36, Appendix C), has been recognised in profit or loss and allocated in full to goodwill. No impairment was recognised in the financial statements as previously issued. Refer to Note 16.

(b) Translation of purchase price allocation charges at the average rate (IAS 21.39(b))

The amortisation of customer relationships and trade names, the release of the inventory fair value uplift and the related deferred tax credit arising from the QIND purchase price allocation were translated at the exchange rate at the acquisition date. They have been translated at the average exchange rate for 2025. Administration expenses decrease by €171k, cost of sales by €4k and the income tax credit by €18k.

(c) Retranslation of goodwill and fair value adjustments at the closing rate (IAS 21.47)

Goodwill and the fair value adjustments arising on the acquisition of QIND are assets and liabilities of the foreign operation and are translated at the closing rate. They were carried at the exchange rate at the acquisition date. Retranslation at the 31 December 2025 closing rate of US$1.1736 to €1.00 reduces customer relationships by €1,944k, trade names by €453k, goodwill by €683k, the inventory fair value uplift by €4k and the deferred tax liability by €219k. The resulting exchange difference of €2,866k is recognised in other comprehensive income.

(d) Exchange differences on translation of foreign operations (IAS 21.39(c) and IAS 21.41)

Exchange differences arising on the translation of QIND’s results and net assets into euro were recognised in finance income. They are recognised in other comprehensive income and accumulated in a foreign currency translation reserve, with the share attributable to non-controlling interests allocated to non-controlling interests. This reclassifies a gain of €3,126k from finance income to other comprehensive income. The translation of QIND’s equity eliminated on consolidation and of the related non-controlling interests has also been corrected:

(i) exchange differences of €1,324k and €11k on the retranslation of QIND’s share premium and share capital eliminated on consolidation had been recognised directly in the Group’s share premium and other equity reserve. They are recognised in other comprehensive income;

(ii) contributions of €399k by non-controlling shareholders of QIND during 2025 had been recorded as a reduction of non-controlling interests against exchange differences. They are recognised as an increase in non-controlling interests, which increases non-controlling interests by €798k with a corresponding reduction in other comprehensive income;

(iii) an increase of €416k arising from changes in the Group’s ownership interest in QIND on QIND’s 2025 share issues had been recognised within exchange differences. It is recognised directly in equity, within the other equity reserve, in accordance with IFRS 10.23; and

(iv) the share of other comprehensive income of the non-controlling interests in QIND’s subsidiary, Al Shola Gas,, a loss of €115k, is attributed to non-controlling interests.

Other comprehensive income for 2025 is therefore a loss of €2,289k (a gain of €3,126k under (d), less €2,866k under (c), €1,335k under (d)(i), €798k under (d)(ii) and €416k under (d)(iii)), of which €1,647k is attributable to owners of the parent and accumulated in the foreign currency translation reserve and €642k is attributable to non-controlling interests (€115k under (d)(iv) and €527k under (e) below).

(e) Non-controlling interests in QIND (IFRS 10.B94 and IFRS 10.23)

The Group holds 98.3 million of QIND’s shares on an as-converted basis. Its economic interest in QIND reduced from 67.04% at 31 December 2024 to 52.40% at 31 December 2025 as QIND issued shares to third parties during 2025. The non-controlling interests in QIND, measured at their proportionate share of QIND’s identifiable net assets at the acquisition date, had been carried at their 31 December 2024 amount. They had not been attributed their share of QIND’s 2025 loss and other comprehensive income, and had not been adjusted for the change in the Group’s ownership interest.

The non-controlling interests’ share of QIND’s loss for 2025, including the amortisation of the fair value adjustments arising on the acquisition net of deferred tax, is a loss of €1,616k, and their share of other comprehensive income is a loss of €527k, each based on their time-weighted interest during the year. Non-controlling interests have been adjusted to their proportionate share of QIND’s net assets at 31 December 2025, an increase of €2,229k recognised in equity against the other equity reserve in accordance with IFRS 10.23, of which €681k relates to the position at 31 December 2024. The loss attributable to owners of the parent decreases by €1,616k. Non-controlling interests increase by €86k, with a corresponding decrease in equity attributable to owners of the parent. There is no effect on the loss for the year, other comprehensive income or total equity.

Impact on consolidated statement of profit or loss and other comprehensive income for the year ended 31 December 2025

€’000	As previously reported	Adjustment	Restated
Revenue	14,415	-	14,415
Cost of sales	(10,240)	5	(10,235)
Gross profit	4,175	5	4,180
Other income	1,358	-	1,358
Administration expenses	(11,869)	173	(11,696)
Share-based payment expense	(1,562)	-	(1,562)
Impairment expense	(2)	(1,060)	(1,062)
Operating loss	(7,898)	(884)	(8,782)
Finance income / (costs)	2,243	(3,126)	(883)
Interest payable and similar expense	(24)	-	(24)
Derivative financial instruments at FVTPL	3,392	-	3,392
Net finance income / (costs)	5,611	(3,126)	2,485
Profit on deconsolidation due to insolvency	1,225	-	1,225
Loss before tax	(1,062)	(4,010)	(5,072)
Income tax credit	110	(18)	92
Loss for the year	(952)	(4,028)	(4,980)
Other comprehensive income: exchange differences on translating foreign operations	-	(2,289)	(2,289)
Total comprehensive loss for the year	(952)	(6,317)	(7,269)
Loss attributable to owners of the parent	(1,694)	(2,412)	(4,106)
(Loss) / profit attributable to non-controlling interests	742	(1,616)	(874)
Total comprehensive loss attributable to owners of the parent	(1,694)	(4,059)	(5,753)
Total comprehensive (loss) / income attributable to non-controlling interests	742	(2,258)	(1,516)
Basic and diluted loss per share (€)	(1.27)	(1.80)	(3.07)

Amounts are rounded to the nearest thousand. The adjustments to cost of sales and administration expenses include rounding differences of €1k and €2k respectively. The operating loss as previously reported did not include the impairment expense of €2k.

Impact on consolidated statement of financial position as at 31 December 2025

€’000	As previously reported	Adjustment	Restated
Intangible assets	21,522	(2,226)	19,296
Goodwill	6,602	(1,743)	4,859
Total non-current assets	29,612	(3,969)	25,643
Total assets	36,039	(3,969)	32,070
Other payables – long-term	3,067	(201)	2,866
Total non-current liabilities	3,348	(201)	3,147
Total liabilities	15,534	(201)	15,333
Net assets	20,505	(3,768)	16,737

Impact on equity as at 31 December 2025

€’000	As previously reported	Adjustment	Restated
Share premium	240,680	1,324	242,004
Other equity reserve	6,797	(1,802)	4,995
Foreign currency translation reserve	-	(1,647)	(1,647)
Retained earnings and profit and loss	(239,816)	(2,411)	(242,227)
Non-controlling interests	4,343	768	5,111
Total equity	20,505	(3,768)	16,737

Impact on consolidated statement of cash flows for the year ended 31 December 2025

The restatement has no effect on net cash flows from investing or financing activities or on cash and cash equivalents. Within cash flows from operating activities, the increase of €4,028k in the loss for the year is offset by adjustments for impairment losses of €1,060k, finance costs / income of €3,126k and income tax of €18k, less depreciation and amortisation of €171k and the movement in inventories of €4k. In addition, the adjustment for depreciation and amortisation as previously reported did not include the amortisation of the intangible assets recognised on the acquisition of QIND of €2,436k, which was offset within the adjustment for impairment losses on assets. This has been corrected, and the reconciling items within operating activities have been aligned to the restated consolidated statement of profit or loss: depreciation and amortisation is €2,425k; finance costs are the net finance costs of €908k, with interest paid of €172k presented separately; and impairment losses on assets are €1,062k, excluding a write-off of US$3.5 million recognised by QIND in its standalone financial statements that is reversed on consolidation, with the corresponding adjustment within the movement in payables and accruals. An exchange difference of €13k previously included within depreciation and amortisation is presented within the effect of movements in exchange rates on cash held. Net cash used in operating activities is €8,226k (as previously reported: €8,239k).

Notes 3, 4, 6, 8, 9, 11, 13, 15, 16, 26, 27 and 28 have been restated accordingly.

(B) Restatement of comparative information for the year ended 31 December 2024

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

Impact on consolidated statement of profit or loss for the year ended 31 December 2024

€’000	As previously reported	Adjustment	Restated
Revenue	1,605	-	1,605
Cost of sales	(1,168)	-	(1,168)
Gross profit	437	-	437
Other income / (expenses)	881	-	881
Administration expenses	(15,873)	(587)	(16,460)
Share-based payments expense	(2,189)	-	(2,189)
Operating expenses	(17,181)	(586)	(17,767)
Operating loss before interest	(16,744)	(586)	(17,330)
Finance income / (costs)	223	70	293
Interest payable and similar expense	(531)	6	(525)
Derivative financial instruments movements	627	(165)	462
Net finance income / (costs)	319	(89)	230
Profit / (loss) on deconsolidation due to insolvency	2,719	(873)	1,846
Loss before tax	(13,706)	(1,548)	(15,254)
Income tax expense	(25)	-	(25)
Net loss for the year	(13,731)	(1,548)	(15,279)

Impact on consolidated statement of financial position as at 31 December 2024

€’000	As previously reported	Adjustment	Restated
Property, plant and equipment	307	-	307
Goodwill	18,990	(12,388)	6,602
Customer relationships	-	19,429	19,429
Trade names	-	4,529	4,529
Related party receivables	1,827	(1,827)	-
Total non-current assets	21,124	9,743	30,867
Inventory	1,130	61	1,191
Other current assets	1,846	(1,846)	-
Total current assets	7,002	(1,791)	5,211
Total assets	28,126	7,952	36,078
Other payables – long-term	4,260	2,198	6,458
Total non-current liabilities	4,415	2,198	6,614
Trade and other payables	9,133	1,047	10,180
Total current liabilities	13,011	1,217	14,228
Total liabilities	17,426	3,415	20,841
Net assets	10,699	4,537	15,236

Impact on equity as at 31 December 2024

€’000	As previously reported	Adjustment	Restated
Convertible note reserve	29	(5)	24
Retained earnings and profit and loss	(236,436)	(1,549)	(237,985)
Non-controlling interests	(2,091)	6,090	3,999
Total equity	10,699	4,537	15,236

No restatement was required to the opening statement of financial position as at 1 January 2024.

6.	Segment Reporting

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

Segment results	LPG Distribution & Engineering	All other activities	Total
For the year ended 31 December 2025 (restated)	€’000	€’000	€’000
Revenue from external customers	14,410	5	14,415
Cost of sales	(10,179)	(56)	(10,235)
Gross profit / (loss)	4,232	(51)	4,180
Other income	284	1,074	1,358
Administration expenses	(4,636)	(7,060)	(11,696)
Share-based payments expense	-	(1,562)	(1,562)
Impairment expense	(2)	(1,060)	(1,062)
Operating profit / (loss)	(122)	(8,660)	(8,782)
Net finance income / (costs)	(708)	3,193	2,485
Profit on deconsolidation of subsidiary	-	1,225	1,225
Profit / (loss) before tax	(829)	(4,242)	(5,072)
Income tax (expense) / credit	(146)	238	92
Profit / (loss) for the year	(975)	(4,004)	(4,980)

For the year ended 31 December 2024 (restated)	€’000	€’000	€’000
Revenue from external customers	1,605	-	1,605
Cost of sales	(1,168)	-	(1,168)
Gross profit / (loss)	437	-	437
Other income	-	881	881
Administration expenses	(205)	(16,255)	(16,460)
Share-based payments expense	-	(2,189)	(2,189)
Impairment expense	-	-	-
Operating profit / (loss)	232	(17,562)	(17,330)
Net finance income / (costs)	(42)	272	230
Profit on deconsolidation of subsidiary	-	1,846	1,846
Profit / (loss) before tax	190	(15,444)	(15,254)
Income tax (expense) / credit	(25)	-	(25)
Profit / (loss) for the year	165	(15,444)	(15,279)

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

Segment assets and liabilities	LPG Distribution & Engineering	All other activities	Total
For the year ended 31 December 2025 (restated)	€’000	€’000	€’000
Segment assets	13,752	18,318	32,070
Segment liabilities	(15,595)	263	(15,333)
Segment net assets / (liabilities)	(1,844)	18,581	16,737

For the year ended 31 December 2024
Segment assets	13,038	23,040	36,078
Segment liabilities	(14,868)	(5,973)	(20,842)
Segment net assets / (liabilities)	(1,830)	17,067	15,236

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

Geographical information

The Group’s revenue from external customers, based on the country in which the customer is located, and its non-current assets by country in which the assets are located, are analysed as follows:

	Revenue 2025	Revenue 2024 (restated)	Non-current assets 2025 (restated)	Non-current assets 2024 (restated)
	€’000	€’000	€’000	€’000
United Arab Emirates	14,410	1,605	25,151	30,793
Spain	5	-	79	-
Ireland	-	-	46	75
South Africa	-	-	367	-
Total	14,415	1,605	25,643	30,867

Non-current assets attributed to the United Arab Emirates include customer relationships and trade names recognised on the acquisition of QIND (€19.3 million at 31 December 2025; €24.0 million at 31 December 2024 restated) and goodwill of €4.9 million (2024 restated: €6.6 million), which are attributed to the UAE LPG Distribution & Engineering cash-generating unit to which they relate. The 2025 amounts are restated and stated after the goodwill impairment of €1.1 million (refer to Notes 5 and 16).

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

Cost of sales also includes the recognition of the fair value step-up on inventory arising from the QIND purchase price allocation, which was expensed as the underlying inventory was sold during the period. The 2025 charge has been restated to translate it at the average exchange rate for the year (refer to Note 5).

Previously, cost of sales related entirely to Fusion Fuel Portugal. As such, no cost of sales from this former subsidiary remains in the Group’s financial statements for the current period and figures recorded between 2024 and prior years are not considered comparable.

	2025	2024	2023
	€’000	€’000	€’000
LPG-related services (QIND / Al Shola Gas)	10,179	1,168	-
Hydrogen technology (deconsolidated entity)	-	-	20,088
Inventory step down from PPA of QIND	56	-	-
	10,235	1,168	20,088

9.	Administration expenses

Administration expenses for the year ended 31 December 2025 primarily reflect corporate overheads of the Group together with operating costs incurred by QIND (including Al Shola Gas) for the full year. These expenses include wages and salaries, depreciation and amortisation, professional fees, and other general administrative costs. Depreciation and amortisation for 2025 has been restated (refer to Note 5).

In the prior year, administration expenses included costs incurred by the Group’s legacy hydrogen entities up to the date of deconsolidation, as well as certain reclassifications from cost of sales and inventory impairment charges relating to those operations. As a result, the 2024 and prior year figures are not directly comparable.

	2025	2024	2023
	€’000	€’000	€’000
Wages and salaries	4,124	6,752	7,649
Depreciation and amortization	2,425	2,631	1,547
Professional fees	2,033	1,076	1,605
Consulting fees	-	638	1,816
Other expenses	3,114	2,003	3,218
Reclassification of cost of sales	-	1,153	-
Impairment of inventory	-	2,206	-
	11,696	16,460	15,835

10.	Share-based payments

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

Reconciliation to statement of profit and loss

	2025	2024	2023
	€’000	€’000	€’000
RSUs	8	124	464
Incentive shares	(3)	3	5
Options	1,387	1,928	1,956
Forfeiture of options	-	(17)	(1,032)
Service warrants	170	151	-
Share-based payment expense/ (credit)	1,562	2,189	1,393

11.	Finance costs/ income

	2025	2024	2023
	€’000	€’000	€’000

Interest payable and similar expense	(24)	(525)	58
Other finance income/(costs)	-	(24)	(544)
Fair value loss on short-term investments	-	-	-
Exchange Rate variances	(883)	316	51
Derivative financial instruments movements	3,392	462	6886
	2,485	230	6,451

Exchange rate variances for 2025 comprise exchange differences on monetary items. Exchange differences arising on the translation of foreign operations, previously included in this line (a gain of €3,126k), are recognised in other comprehensive income (restated – refer to Note 5).
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

The Group recorded a loss before income tax of €5.1 million for the year ended 31 December 2025 (restated) (2024: €15.3 million; 2023: €30.9 million). The reduction in losses compared to the prior year reflects the absence of significant non-cash charges recognised in 2024, including fair value movements on derivative financial instruments, together with the contribution of a full year of trading from QIND and its subsidiary Al Shola Gas. The restated loss before tax includes fair value gains on derivative financial instruments of €3.4 million, which are not taxable, and an impairment of goodwill of €1.1 million, which is not deductible.

For the year ended 31 December 2025, the Group recognised an income tax credit of €0.1 million (2024: €0.03 million charge). The credit reflects the release of the deferred tax liability recognised on the QIND purchase price allocation intangibles as they are amortised, less the current tax expense on the taxable profits of Al Shola Gas.

During 2025, the Group’s operations were subject to a range of statutory tax rates, including 12.5% in Ireland on trading income, 25% in Spain, and 9% in the United Arab Emirates, where Al Shola Gas operates.

	2025	2024	2023
	€’000	€’000	€’000
Profit/ (loss) before tax	(5,072)	(15,254)	(30,857)
Tax using Company’s domestic tax rate at 12.5%	634	1,907	3,857
Tax effect of:
Non-deductible expenses / non-taxable income	211	(764)	(967)
Current-year losses for which no deferred tax asset is recognized	(508)	(805)	(4,647)
Impacts of different foreign tax rates	(64)	156	1,916
Tax expense of acquired subsidiary (QIND)*	(146)	(25)	-
Release of deferred tax liabilities (QIND PPA)*	238	-	-
Impairment of goodwill - not deductible	(132)	-	-
Consolidation adjustments and deconsolidated entities not subject to Group tax	(141)	-	-
Total tax	92	470	159

*	The income tax credit for the year ended 31 December 2025 of €0.1 million comprises the release of the deferred tax liability recognised on the QIND purchase price allocation intangibles (€0.24 million), less the current tax expense of Al Shola Gas (€0.15 million). No tax arises in Ireland or Spain, as current-year losses are not recognised as deferred tax assets. The income tax charge for the year ended 31 December 2024 of €25k comprises the tax expense of QIND.

Deferred tax liability

The deferred tax liability recognised on the Group’s balance sheet relates entirely to the fair value uplift of identifiable intangible assets acquired in the QIND business combination (see Note 15). The deferred tax liability is being released to profit or loss over the useful lives of the underlying intangibles as they are amortised. The deferred tax liability is denominated in US dollars and is translated at the closing rate, with exchange differences recognised in other comprehensive income (restated – refer to Note 5). The movement during the year was as follows:

	2025	2024
	€’000	€’000
Opening balance	(2,198)	-
Recognised on acquisition of QIND	-	(2,198)
Released to profit or loss	238	-
Exchange differences	219	-
Closing balance	(1,741)	(2,198)

Unrecognised deferred tax assets

The Group has not recognised deferred tax assets in respect of the following items, on the basis that it is not considered probable that sufficient future taxable profits will be available in the relevant jurisdictions against which the unused tax losses and deductible temporary differences could be utilised:

	2025	2024
	€’000	€’000
Unused tax losses	2,423	2,935
Deductible temporary differences - share-based payments	195	393
Total unrecognised deferred tax assets	2,618	3,328

The significant reduction between years reflects the deconsolidation of Group entities during 2025, particularly Hanoi Asset Management, following which the accumulated tax losses and deductible temporary differences of these entities are no longer available to the Group. The 2024 comparatives have been re-presented on the same basis as 2025, being cumulative unused tax losses and deductible temporary differences at the applicable tax rates (previously presented: unused tax losses €805k, being 2024 losses only, and share-based payments €3,124k).

Unused tax losses by jurisdiction

The gross unused tax losses available to the Group’s continuing operations at 31 December 2025, by jurisdiction, are set out below:

●	Ireland (FFG): €18.7 million of unused trading losses, which may be carried forward indefinitely and offset against future Irish trading income at the prevailing corporate tax rate of 12.5%.

●	Spain (BrightHy): €0.3 million of unused tax losses, which may be carried forward indefinitely subject to an annual utilisation cap of 70% of taxable income exceeding €1 million. The applicable Spanish corporate tax rate is 25%.

●	United States (QIND): €0.8 million of unused tax losses. QIND is incorporated in Nevada, USA, and is not subject to UAE corporate income tax; no deferred tax asset has been recognised in respect of these losses. Al Shola Gas is subject to UAE corporate income tax at a rate of 9% on taxable profits exceeding AED 375,000, in accordance with the UAE corporate tax regime which commenced in 2023, and has no unused tax losses.

●	South Africa (Biosteam): €0.001 million of unused tax losses, which may be carried forward for up to 5 years under South African tax legislation at the prevailing corporate tax rate of 27%.

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

14.	Property, plant and equipment

	Assets under construction	Plant & Machinery	Office and other equipment	Right of use assets	Total
2025	€’000	€’000	€’000	€’000	€’000
At January 1, 2025	0	1,250	8	468	1,726
Addition/Revaluation	412	254	20	365	1,051
Disposal	-	-	(3)	(213)	(216)
At December 31, 2025	412	1,504	26	620	2,561

Depreciation
At January 1, 2025	-	(1,209)	(3)	(207)	(1,419)
Charge for period	-	(31)	(2)	(127)	(160)
Disposal/Revaluation	-	94	1	156	251
At December 31, 2025	-	(1,146)	(4)	(178)	(1,328)

Net book values
At January 1, 2025	-	41	5	261	307
At December 31, 2025	412	358	22	442	1,233

	Assets under construction	Plant and machinery	Office and other equipment	Right of use assets	Total
2024	€’000	€’000	€’000	€’000	€’000
Cost
At January 1, 2024	14,726	5,846	422	11,984	32,978
Revaluation	-			455	455
Additions during the year	-	1,260	6	284	1,550
Disposal	-	-	-	(28)	(28)
Transfer to inventory
Derecognition on deconsolidation	(14,726)	(5,856)	(420)	(12,227)	(33,229)
At December 31, 2024	-	1,250	8	468	1,726

Depreciation
At January 1, 2024	(3,317)	(2,985)	(185)	(1,715)	(8,202)
Charge for year	-	(1,887)	(96)	(919)	(2,902)
Impairment charge	-	-	-	-	-
Derecognition on deconsolidation	3,317	3,663	278	2,427	9,685
At December 31, 2024	-	(1,209)	(3)	(207)	(1,419)

Net book values
At January 1, 2024	11,409	2,861	237	10,269	24,776
At December 31, 2024	-	41	5	261	307

15.	Intangible assets

	Customer relationships	Trade names	Completed development technology	Product development in progress	Intellectual property and patents registration	Software	Total
2025 (restated)	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Cost
January 1, 2025	19,758	4,606	-	-	-	-	24,364
Additions	-	-	-	-	-	-	-
Exchange differences	(2,044)	(476)	-	-	-	-	(2,520)
December 31, 2025	17,714	4,130	-	-	-	-	21,844

Amortisation
January 1, 2025	(329)	(77)	-	-	-	-	(406)
Amortisation charge	(1,837)	(428)					(2,265)
Exchange differences	100	23	-	-	-	-	123
December 31, 2025	(2,066)	(482)	-	-	-	-	(2,548)

Net book value
At December 31, 2025	15,648	3,648	-	-	-	-	19,296

	Customer relationships	Trade names	Completed development technology	Product development in progress	Intellectual property and patents registration	Software	Total
2024	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Cost
January 1, 2024	-	-	2,996	1,346	1,911	190	6,443
Additions	19,758	4,606		142	-	37	24,543
Reclassification			686	(686)	-	-	(0)
Disposal			-	-	-	(42)	(42)
Deconsolidation of entities			(3,682)	(803)	(1,911)	(185)	(6,580)
December 31, 2024	19,758	4,606	-	-	-	-	24,364
							-
Amortisation							-
January 1, 2024	-	-	(1,320)	-	(4)	(43)	(1,367)
Amortisation charge	(329)	(77)	(959)	-	(1)	(18)	(1,383)
Deconsolidation of entities			2,279	-	5	61	2,344
December 31, 2024	(329)	(77)	-	-	-	-	(406)

Net book value
At December 31, 2024	19,429	4,529	-	-	-	-	23,958

Customer relationships and trade names were identified and recognised as part of the purchase price allocation in respect of the acquisition of QIND. They are denominated in US dollars and are translated at the closing rate, with amortisation translated at the average rate for the year (restated – refer to Note 5).

In 2024, all intangible assets relating to the Group’s legacy hydrogen entities were derecognised following their deconsolidation due to insolvency.

16.	Goodwill

Goodwill primarily represents expected synergies, future economic benefits, and assembled workforce that do not meet the criteria for separate recognition under IFRS 3.

Goodwill is not amortised and is tested for impairment at least annually, or more frequently if indicators of impairment exist. Goodwill is allocated to the LPG Distribution & Engineering cash-generating unit (“CGU”), comprising QIND and its operating subsidiary Al Shola Gas.

The recoverable amount of the CGU at 31 December 2025 was determined on the basis of fair value less costs of disposal, by reference to an independent valuation of the CGU of US$27.3 million, less costs of disposal of 1%, translated at the closing rate. The fair value measurement is classified within Level 3 of the fair value hierarchy.

As the Group measures non-controlling interests at their proportionate share of net identifiable assets, the carrying amount of goodwill was notionally grossed up to include the goodwill attributable to non-controlling interests (IAS 36, Appendix C). The carrying amount of the CGU, including notional goodwill, exceeded its recoverable amount of €23.0 million by €1.6 million. The Group’s share of this impairment, €1,060k, has been recognised in profit or loss within impairment expense and allocated in full to goodwill; no impairment was allocated to customer relationships or trade names. Following the impairment, the carrying amount of the CGU equals its recoverable amount, and any adverse change in the key assumptions would result in a further impairment. No impairment was recognised in the financial statements as previously issued (restated – refer to Note 5). The impairment expense of €1,062k in the consolidated statement of profit or loss comprises this impairment of goodwill of €1,060k and an impairment of €2k recognised by QIND on other assets.

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

The parent’s effective economic interest of 67.04% (and corresponding NCI of 32.96%) is based on the Group’s holding of 98.3 million of QIND’s 146.6 million shares on an as-converted basis at the acquisition date, and differs from the direct legal (voting) interest of 69.36% / 30.64% in QIND.

Movement in the carrying amount of goodwill

	2025	2024
	€’000	€’000
At 1 January	6,602	-
Recognised on acquisition of QIND	-	6,602
Impairment loss	(1,060)	-
Exchange differences	(683)	-
At 31 December	4,859	6,602

17.	Prepayments and other receivables

	2025	2024
	€’000	€’000
Prepayments	27	45
Trade receivables*	4,774	2,953
VAT recoverable	17	13
Other receivables	229	48
	5,047	3,059

*	Trade receivables balance includes customer receivable amounts for QIND/Al Shola. Amounts are recorded at the invoice amount less an allowance for credit losses. The allowance is an estimate based on historical collection experience, current and future economic and market conditions, and a review of the current status of each customer’s trade accounts receivable. Management evaluates the aging of the accounts receivable balances and the financial condition of its customers and all other forward-looking information that is reasonably available to estimate the amount of accounts receivable that may not be collected in the future and before recording the appropriate provision.

18.	Inventory

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

Information about leases for which the Group is a lessee is presented below.

i.	Right-of-use assets

Right-of-use assets related to leased properties, vehicles and land are presented as property, plant and equipment.

	Equipment	Properties	Vehicles	Land	Total
	€’000	€’000	€’000	€’000	€’000

January 1, 2024	56	6,827	498	2,888	10,269
Additions right-of-use assets	27	-	193	-	221
Revaluation of ROU assets		455	-	-	455
Disposal of ROU assets	(57)	(6,593)	(358)	(2,802)	(9,810)
Depreciation charge for the period	(26)	(616)	(146)	(86)	(873)
December 31, 2024	0	74	187	0	261

Additions right-of-use assets	-	149	221	-	370
Revaluation of ROU assets	-	-	4	-	4
Disposal of ROU assets	-	(66)	-	-	(66)
Depreciation charge for the period	-	(31)	(95)	-	(127)
December 31, 2025	-	126	317	-	442

ii.	Amounts recognized in the Consolidated statement of profit or loss and other comprehensive income.

	2025	2024	2023
	€’000	€’000	€’000
Interest on lease liabilities	21	445	530
Expenses relating to short-term leases	3	3	161
Depreciation of Right of Use assets	127	874	950

iii.	Amounts recognized in statement of cash flows.

	2025	2024	2023
	€’000	€’000	€’000
Total cash outflow for leases	184	752	1,291

iv.	Lease liabilities.

Lease liabilities are payable as follows:

	Future minimum lease payments 2025	Interest 2025	Present value of minimum lease payments 2025
	€’000	€’000	€’000
Less than one year	195	25	159
Between two and five years	302	21	281
More than five years	-	-	-
	497	46	440

F-40

	2025	2024
	€’000	€’000
Balance at 1 January	273	10,785
Payments	(140)	(768)
New leases	376	289
Revaluations	-	455
Disposals	(68)	(10,471)
Interest expense	21	445
Interest paid	(21)	(462)
Balance at 31 December	440	273

	2025	2024
	€’000	€’000
Non-current
Lease liability	281	156

Current
Lease liability	158	117
Balance at period end	440	273

The Group discounted its remaining lease payments for the calculation of the lease liability using an incremental borrowing rate ranging between 3% and 6% at a Fusion Fuel level. Lease liabilities within the Groups subsidiaries QIND and Al Shola were discounted using an incremental borrowing rate of 8%.

22.	Other Payables - Long term & current

In connection with the ASG Acquisition, QIND acquired bank debt totalling approximately $357,577 (€315,959). As of December 31, 2025, total long term borrowings outstanding were $62,435 (€53,200).

QIND acquired a 51% interest in Al Shola Gas on March 27, 2024, with the issuance of $9,000,000 note payable and $1,000,000 in cash. The payable is due as follows: $9 million in National Exchange listed stock or cash to be paid to Seller of which $1,125,000 (€958,589) is the non-current portion at 31 December 2025 (2024: $4,500,000).

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

As at 31 December 2025, the convertible promissory notes issued by QIND had matured and remained unpaid. Failure to repay at maturity constitutes an event of default under the terms of the notes. No waivers or forbearance arrangements had been obtained as at the reporting date, and accordingly the full carrying amount of €1,757k is classified as current. Further details of the default, the consequences under the note terms, and the Group’s plans in respect of these obligations are set out in the Going Concern note. On 10 July 2026, QIND entered into a forbearance agreement in respect of two of these notes (refer to Note 30).

26.	Shareholders’ equity

As of December 31, 2025, the total number of Class A ordinary shares of the Company outstanding was 2,288,291 (2024: 654,953) with a par value of $0.0035.

During the year, as part of the ATM, Parent sold 347,283 (2024: 2,345,452 ) class A ordinary shares for net proceeds of $2,708,022 (€2,314,464).

During the year a number of employees exercised their RSUs. In connection with this exercise, Fusion Fuel instructed their broker to issue 107,500 shares and transfer the relevant amounts to the various employees accounts.

Other issuances of Class A ordinary shares during the year comprised the following:

●	Commitment shares: 13,890 shares issued (€306k) in connection with financing arrangements entered into during the year.

●	Macquarie note conversions: 98,046 shares issued (€574k) on conversion of the Macquarie convertible promissory notes. The notes were fully converted during the year (refer to Note 24 - Derivative Financial Instruments).

●	Reverse split rounding: 63,333 shares issued (€222) arising from the rounding adjustment following the reverse share split effected during the year.

●	Keystone note conversion: 492,715 shares issued (€1,939k) on conversion of the Keystone convertible note.

●	July PIPE issuance and exercise: 335,898 shares issued (€268k) under the July 2025 PIPE financing and associated warrant exercises.

●	December PIPE reprice and exercise: 274,887 shares issued (€620k) in connection with the repricing and exercise of warrants under the December 2025 PIPE financing.

●	Service warrants: 7,286 shares issued (€172k) on exercise of warrants granted for services.

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

Foreign currency translation reserve

The foreign currency translation reserve comprises exchange differences arising on the translation of the financial statements of foreign operations whose functional currency is not the euro, principally QIND, including the goodwill and fair value adjustments arising on its acquisition. At 31 December 2025 the reserve was a debit balance of €1,647k (restated – refer to Note 5). The other equity reserve includes a net decrease of €1,813k arising in 2025 from changes in the Group’s ownership interest in QIND that did not result in a loss of control (IFRS 10.23): new equity of €416k raised by QIND from holders other than the Group, less €2,229k attributed to non-controlling interests (restated – refer to Note 5).

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

	Carrying value				Fair value
	Cash and receivables	Liabilities	Equity	Total carrying amount	Level 1	Level 2	Level 3	Total
2025	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Cash and cash equivalents	575			575				-
Trade receivables	4,774			4,774				-
Other receivables*	229			229				-
Trade payables		1,375		1,375				-
Warrants		0		0	0			0
Amounts owed to related parties		-		-				-
Loans and borrowings		1,757		1,757				-
Other payables**		7,038		7,038				-
Derivative liabilities		181		181		181		181
Other equity reserve			4,995	4,995				-
Total	5,579	10,351	4,995	20,925	0	181	-	181
2024
Cash and cash equivalents	214	-	-	214	-	-	-	-
Trade receivables	2,958	-	-	2,958	-	-	-	-
Other receivables*	48	-	-	48	-	-	-	-
Trade payables	-	2,838	-	2,838	-	-	-	-
Warrants	-	177	-	177	177	-	-	177
Amounts owed to related parties	-	5,086	-	5,086	-	-	-	-
Loans and borrowings	-	1,938	-	1,938	-	-	-	-
Other payables**	-	1,000	-	1,000	-	-	-	-
Derivative liabilities	-	870	-	870	-	870	-	870
Service related warrants	-	-	217	217	-	217	-	217
Convertible note reserve	-	-	24	24	-	24	-	24
	3,220	11,909	241	15,370	177	1,111	-	1,288

*	Prepayments and VAT have been excluded as they are not classified as a financial asset.
**	Employment taxes have been excluded as these are statutory liabilities.

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

Contractual maturities

The following are the expected contractual maturities of the Group’s financial liabilities, including estimated interest payments.

	Carrying amount	Contractual cash flows	Less than one year	1 – 2 years	2 – 5 years	More than 5 years
2025	€’000	€’000	€’000	€’000	€’000	€’000
Derivatives: Warrants*	-	-	-	-	-	-
Trade payables	1,375	1,375	1,375		-	-
Amounts owed to related parties	-	-	-	-	-	-
Loans and borrowings	1,757	1,757	1,757	-	-	-
Other payables	7,038	7,038	7,038		-	-
Lease liabilities	440	497	195	302	-	-
Derivatives: Convertible notes*	181	181	-	181	-	-
Total	10,791	10,848	10,365	483	-	-

2024
Derivatives: Warrants*	177	-	-	-	-	-
Trade payables	2,838	2,838	2,838	-	-	-
Amounts owed to related parties	5,086	5,086	-	-	-	-
Loans and borrowings	1,938	1,938	1,938	-	-	-
Other payables	1,000	1,000	1,000	-	-	-
Lease liabilities	273	275	119	108	48	-
Derivatives: Convertible notes*	636	-	-	-	-	-
Total	12,394	11,583	6,340	108	48

*	contractual cash flows for warrants and convertible promissory notes are €nil because both instruments will be settled in shares.

(e)	Market risk and interest rate risk

Market risk is the risk that changes in market prices and indices, such as foreign exchange rates and interest rates, will affect the Group’s income or the value of its holdings of financial instruments. Interest rate risk is not significant to the Group.

(f)	Foreign exchange risk

The Group uses the Euro as its functional currency. Foreign exchange rate risk is the risk that the fair value of Group assets or liabilities, or future expected cash flows will fluctuate because of changes in foreign currency exchange rates. While the Company’s shares are listed in US dollars, the currency of the primary operating environment of the Group for the majority of the year was the Euro, and its exposure to the risk of changes in foreign currency would arise primarily when revenue or expense is denominated in a currency other than the Euro. Through its subsidiary QIND, the company recognised revenue and cost of sales in USD. The Group also acquired a subsidiary in South Africa in October 2025 but trading had not commenced as of 31 December 2025. As of the end of 2025, the Group’s operations have recently become more exposed to the effect of the translation of foreign operations due to its shift in operations into the US. At December 31, 2025, the Company had USD and EUR cash balances of approximately $0.53 million (2024: $0.23 million) and €0.08 million (2024: €0.002 million), respectively. A 10% movement in the EUR/USD exchange rate would have resulted in an impact of approximately €0.1 million on the Group’s reported cash position, assuming all other variables remain constant. The Group is also exposed to translation risk on its net investment in QIND, whose functional currency is the US dollar, including the goodwill and fair value adjustments arising on its acquisition. Exchange differences on translation are recognised in other comprehensive income and accumulated in the foreign currency translation reserve (restated – refer to Note 5).

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

The following table reconciles the numerators and denominators used in the basic and diluted loss per share calculations:

	2025 (restated)	2024	2023
Loss attributable to ordinary equity holders of the parent (€000)	(4,106)	(15,333)	(31,016)
Number of ordinary shares used for loss per share (weighted average)
Basic	1,335,722	527,882	418,545
Diluted	1,335,722	527,882	418,545
Basic (loss)/ earnings per ordinary share	(3.07)	(29.05)	(74.11)
Diluted (loss)/ earnings per ordinary share	(3.07)	(29.05)	(74.11)

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

Completion of the acquisition of Royal Uranium Inc.

On July 21, 2026, the Company completed the acquisition of Royal Uranium Inc. pursuant to the Share Exchange Agreement, as amended by an Amendment Agreement dated June 11, 2026. The shareholders of Royal Uranium transferred all 81,881,029 issued and outstanding common shares of Royal Uranium to the Company in exchange for 3,750,018 Class A Ordinary Shares, implying a valuation of $15.0 million, and Royal Uranium became a wholly owned subsidiary of the Company. In connection with the closing, and at the election of the advisors under the Mineral & Element Advisory Agreements, the Company issued 95,000 Class A Ordinary Shares and pre-funded warrants to purchase up to 190,000 Class A Ordinary Shares. Following the closing, the Company’s shareholders prior to the transaction were expected to hold approximately 36.7% of the outstanding Class A Ordinary Shares and the former Royal Uranium shareholders approximately 63.3%. The initial accounting for the acquisition, including whether it constitutes a business combination under IFRS 3, was incomplete when these restated consolidated financial statements were authorised for issue; accordingly, the disclosures required by IFRS 3.B64 are not provided.

Extraordinary General Meeting – June 2026

At an Extraordinary General Meeting held on June 8, 2026, shareholders approved (i) the acquisition of Royal Uranium, (ii) the conversion of the 4,171,327 Series A Convertible Preferred Shares into Class A Ordinary Shares, to occur upon clearance of an initial listing application with Nasdaq, and (iii) the change of the Company’s name to Fusion Elements plc, subject to the approval of the Registrar of Companies in Ireland and any necessary Nasdaq submissions.

BioSteam Energy – commencement of operations

Steam production at BioSteam Energy’s first biomass-powered industrial steam project in South Africa began on May 1, 2026, and commercial operations were announced on May 11, 2026.

QIND – forbearance agreement

On July 10, 2026, QIND entered into a Promissory Note & Loan Modification and Forbearance Agreement with RB Capital Partners, Inc. in respect of two matured convertible promissory notes (original principal $1,100,000 and $200,000, 7% interest), with an aggregate outstanding balance of approximately $1,587,000 at June 30, 2026. QIND agreed to pay $1,675,000 in 19 monthly instalments from July 30, 2026 to January 15, 2028, and the maturity of the notes was extended to March 1, 2028. The holder agreed to forbear from exercising its rights and remedies until the earliest of March 1, 2028, an uncured default or termination, and retains the right to convert principal into QIND common stock at $1.00 per share. No further interest accrues while no default is continuing, and a $30,000 discount applies to the final instalment if the first 18 instalments are paid on time.

At the Market Offering

On July 29, 2026, the Company filed a prospectus supplement under its shelf registration statement on Form F-3 for the offer and sale of Class A Ordinary Shares with a maximum aggregate offering price of $6,619,798 under the At the Market Offering Agreement dated May 16, 2025 with H.C. Wainwright & Co., LLC, which provides for a cash commission of 3.0% of gross proceeds. The Company is not obliged to make any sales under the agreement.

Bevilacqua PLLC letter agreement

On August 3, 2026, the Company entered into a letter agreement with Bevilacqua PLLC in respect of an outstanding balance of $637,157 at July 31, 2026. Bevilacqua PLLC applied a 15% discount to the $605,908 balance for services other than SEC maintenance, reducing it to $515,022. The Company agreed to issue Class A Ordinary Shares with a value of $100,000, priced at a 20% discount to market and carrying piggyback registration rights, to reduce that balance, and to pay a minimum of $250,000 on execution (using commercially reasonable efforts to pay $300,000).

August 2026 Private Placement

On August 7, 2026, the Company entered into a Securities Purchase Agreement with certain investors to issue 421,563 Class A Ordinary Shares, pre-funded warrants to purchase 176,468 Class A Ordinary Shares at an exercise price of $0.0035 per share and warrants to purchase 598,031 Class A Ordinary Shares at an exercise price of $3.50 per share, exercisable for three years, for aggregate gross proceeds of approximately $1,525,000. The purchase price was $2.55 per Class A Ordinary Share and accompanying warrant. The Company is required to file a resale registration statement within 30 days of closing, failing which it must pay the investors 1.5% of the aggregate subscription amount for each 30-day period of delay. The amounts reflect the revised terms reported in the Company’s Report on Form 6-K/A furnished on August 11, 2026.

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

The directors approved the financial statements on May 7, 2026. The directors approved the restated consolidated financial statements, including Note 5, on October 6, 2026.

